Form 10-K, Exhibit 13
period 1994-07-31
SENECA FOODS CORP /NY/
filed 1994-10-24
CIK 88948

Description of Business

Seneca Foods Corporation conducts its business almost entirely in food processing which currently contributes about 99% of the Company's sales. Canned and frozen vegetables represent 51% of the food processing volume. Within the apple products category, which contributed 27% of all processed food sales, the Company's Seneca(r) brand frozen apple concentrate continues its position as the nation's number one seller. Of the remaining food processing sales, grape products account for 6%, and bottled, canned, and frozen fruit juice drinks account for the remaining 16%.

Approximately 43% of the Company's food products are packed under its own brands including Seneca(r), Libby's(r) and TreeSweet(r). About 39% of the processed foods are packed under private labels with the remaining 18% sold to institutional food distributors.

The Company also operates a non-food division which contributes about 1% to the Company's sales. Seneca Flight Operations provides air charter service primarily to industries located in upstate New York.

Pittsford, New York
October 14, 1994

Financial Highlights
________________________________________________________________________
                                                                                                         Increase(Decrease)
Years ended July 31,                                           1994              1993              1992  1994-93   1993-92
Net sales                                              $290,185,000     $ 257,402,000     $ 279,708,000       12.7%    (8.0)%
Earnings (loss) from continuing operations                5,341,000         3,153,000          (305,000)      69.4  1,133.8
Earnings before extraordinary item and cumulative
  effect of accounting change                             7,704,000         4,118,000         1,358,000       87.1    203.2
Cumulative effect of accounting change                    2,006,000                 -                 -          -        -
Net earnings                                              9,104,000         4,118,000           891,000       121.1   362.2



Earnings (loss) from continuing
  operations per share                                 $       1.84     $        1.02     $        (.11  )    80.4% 1,027.3%
Earnings before extraordinary item and cumulative
  effect of accounting change per share                        2.65              1.33               .43       99.2    209.3
Cumulative effect of accounting
  change per share                                              .69                 -                 -          -        -
Net earnings per share                                         3.13              1.33               .28       135.3   375.0
Stockholders' equity                                     85,285,000        81,296,000        75,828,000         4.9     7.2
Common stockholders' equity per share                         30.47             26.47             24.49        15.1     8.1


Note -- The Company's textile division was sold during August, 1993.

To Our Fellow Shareholders:

Fiscal 1994 was a busy and successful year for Seneca
Foods. The Company was able to post a healthy profit and grew both case and dollar sales. This was due primarily to the sharply higher vegetable selling prices, the reasonably normal fruit crop conditions and the addition of two small acquisitions. Earnings from continuing operations were $5,341,000, up 69.4% over 1993. In addition, we had several non-recurring items which affected 1994 earnings. The sale of the Company's textile subsidiary resulted in an after-tax gain of $2,273,000. Also, a required accounting change for recognizing deferred taxes was implemented which resulted in a $2,006,000 gain. Lastly, the Company paid an early payment penalty on a large piece of high interest, long-term debt which was repaid in 1994, resulting in an after-tax extraordinary loss of $606,000. The net result of all of these items was net earnings of $9,104,000 or $3.13 per share versus
$4,118,000 or $1.33 per share in 1993. Net sales were up 12.7% in 1994 to $290,185,000 versus 1993's sales of
$257,402,000.

As we mentioned before, selling prices in vegetables were sharply higher due to 1993's summer flooding in the midwest. This flooding caused an industrywide shortage of virtually all types of canned and frozen vegetables. While our costs were higher as a result, this increase was more than offset by the higher selling prices. In addition, nearly one-third of Seneca's vegetable pack is produced in New York State, which had almost ideal growing conditions last summer.
Consequently, our above budget packs in New York contributed handsomely to our bottom line.

Our juice business also grew in terms of sales and profits, helped by lower raw material costs. During the past several years, increasing apple and grape juice prices had led to the introduction of a variety of less expensive non-100% juice alternatives, such as fruit-flavored drinks, to meet the needs of price-conscious consumers. Today, our products are once again very price competitive versus these non-100% juice alternatives.

In addition, we made two strategic acquisitions in our juice business. In November, we purchased a small, profitable, juice ingredients business in Washington
State that was folded into our Western Division. One month later, we purchased the citrus juice business of ERLY Industries which included a bottling plant in Michigan and distribution of canned, frozen and bottled orange and grapefruit juices under the TreeSweet Brand name. This acquisition permits Seneca to offer its customers citrus juice products in addition to our traditional apple, grape and cranberry juice products.
Most of this production was moved efficiently into our five bottling facilities around the country.

After the close of the year, we purchased the Nature's
Favorite Apple Chip business from Mitsubishi Foods,
Inc. This is a niche snack food business with a state-of-the-art manufacturing facility in Yakima,
Washington. We expect this business to contribute modestly to our bottom line in 1995, and hope to leverage our sales and marketing expertise to build sales over time.

A major accomplishment in 1994 was the successful implementation of the Nutritional Labeling and Education Act that required that we put nutritional statements on all of our food products. While we welcome the law, which will highlight to the consumer the positive nutritional value of Seneca's products, the logistics of compliance was a costly and time consuming project for Seneca and the entire industry.

As we look to 1995, the vegetable pack has been excellent thus far and we are rapidly filling the depleted pipeline of inventories into the grocery stores. Our expectations are for continuing growth in sales which will include the full year impact of the acquisitions, as well as the more modest growth of our core business. It is, however, still too early to say just how our bottom line will be affected by this year's crops.
Finally, let us thank Seneca's employees who put in many long hours this year managing the expansion of our business. Our strategy of having modern plants and dedicated employees has served the Company well for over forty-five years. Consequently, we believe we are well positioned to take advantage of further growth opportunities and handle the commodity cycles in our business.

   /s/Arthur S. Wolcott
/s/Kraig H. Kayser
          Chairman
President and Chief
Executive Officer

Five Year Selected Financial Data
________________________________________________________________________________

Summary of Operations and Financial Condition
Years ended July 31,                                          1994         1993          1992           1991          1990
                                                                      (In thousands of dollars, except per share data)
Net sales                                               $  290,185    $ 257,402     $ 279,708      $ 279,973     $ 295,120
Operating earnings (before Corporate interest
  and administrative)                                   $   18,354    $  12,843$       12,870      $  21,544     $  20,206
Earnings (loss) from continuing operations
  before extraordinary item and cumulative
  effect of accounting change                                5,341        3,153          (305)         5,252         4,028
Earnings from discontinued operations                           90          965         1,663            651         1,778
Gain on the sale of discontinued operations                  2,273            -             -              -             -
Earnings before extraordinary item and
  cumulative effect of  accounting change                    7,704        4,118         1,358          5,903         5,806
Extraordinary loss                                            (606)          -           (467)             -             -
Cumulative effect of accounting change                       2,006            -             -              -             -
Net earnings                                                 9,104        4,118           891          5,903         5,806

Earnings (loss) from continuing
  operations per common share                           $     1.84    $    1.02     $    (.11)     $    1.69     $    1.25
Earnings per common share before
  extraordinary item and cumulative
  effect of accounting change                                 2.65         1.33           .43           1.90          1.80
Net earnings per common share                                 3.13         1.33           .28           1.90          1.80

Working capital                                         $   62,794    $  84,410     $  76,650      $  77,703     $  61,590
Inventories                                                 92,710       82,586        86,309         92,248        84,927
Net property, plant, and equipment                          78,216       74,089        81,718         82,754        73,951
Total assets                                               200,601      203,138       205,814        211,070       194,036
Long-term debt and capital lease obligations                51,476       72,556        77,614         79,938        57,885
Stockholders' equity                                        85,285       81,296        75,828         76,798        70,918

Additions to property, plant, and equipment             $    9,384    $   1,723$        8,702      $  17,167     $  11,981
Interest expense, net                                        6,046        5,834        10,186          9,289        10,106

Net earnings/average equity                                   10.9 %        5.2%          1.2%           8.0%          8.2%
Continuing earnings before taxes/sales                         2.8 %        1.3%         (0.2)%          3.0%          2.2%
Net earnings/sales                                             3.1 %        1.6%          0.3%           2.1%          2.0%
Long-term debt/equity                                           60 %         89%          102%          104%            82%
Current ratio                                                2.2:1        3.2:1         2.8:1          2.8:1         2.2:1

Common stockholders' equity per share                   $    30.47    $   26.47     $   24.49      $   24.77     $   22.87
National Market System closing price range              22 3/4-15 1/2 16 3/8-14 3/4 21 1/4-15 1/4  25 1/4-20     25 1/4-18
Common cash dividends declared per share                         -            -             -              -             -
Price earnings ratio                                           6.8 x      11.7x         55.4x          10.5x         13.6x

Management's Discussion and Analysis of Financial
Condition and Results of Operations

Liquidity and Capital Resources

Because of the food processing segment, the Company's yearly business cycle shows large inventory growth during the summer and fall harvest period. The inventory peaks in the early winter and drops to its minimum level about the fiscal year end. These peaks are financed through seasonal borrowings whose high and low points essentially correspond with the changes in inventory, or by a reduction in short-term investments.
Accordingly, inventory management is key to liquidity.

During 1994 the Company prepaid an issue of high interest long-term debt totaling $13.8 million. This resulted in an extraordinary loss of $0.6 million after taxes. Also during 1994 the Company made two small acquisitions totaling $11.7 million. The debt prepayment and acquisitions were funded by the proceeds from the sale of the textile division (see below) and current operations. During 1994 and 1993 the Company had no new long-term financing. During 1992 the Company began refunding $22.6 million of tax exempt industrial revenue bonds that was completed in 1993
(see Long-Term Debt, note 5). The Company maintained unsecured lines of credit totaling $90.0 million, with peak borrowings reaching $7.0 million during 1994. All credit lines provide for interest below prime rates.
There were $1.6 million of borrowings outstanding under these lines at the end of 1994 and none for years
1993 and 1992.

The increase in cash and short-term investments of $0.5 million over the three year period ended in 1994 was primarily due to proceeds from the disposal of the textile segment of $8.4 million; an income tax refund in 1993 of $4.2 million; and net earnings. This was offset by the debt prepayment of $13.8 million; two small acquisitions totaling $11.7 million; the common stock retirement of $5.1 million; capital additions of $9.4 million, $1.7 million, and $8.7 million in 1994, 1993, and 1992, respectively; and smaller items not identified.

During 1994 capital expenditures were higher than both
1993 and 1992. During 1994 the Company upgraded its vegetable processing and juice bottling equipment in the Eastern Division. During 1992 the Company upgraded a portion of its can manufacturing equipment in the midwest.

During August 1993 the Company sold its textile division for approximately $8.4 million. It represented about 6% of the Company's assets and 13% of the Company's sales in 1993.

Results of Operations

The Company's sales from continuing operations of $290.2 million in 1994 represent an increase of 12.7%
over last year's results. Sales decreased 8.0% in 1993 and decreased 0.1% in 1992.

In 1994 vegetable sales increased 9.5% due to sharply higher unit selling prices that resulted from 1993's flooding in the midwest. In 1994 fruit and juice sales were up 16.7% led by apple juice which was up 9.3%.
The two small acquisitions also contributed to the increase (see Acquisitions, note 13). In 1993 vegetable sales declined 12.4% due to lower unit sales and selling prices while apple and grape sales declined by 8.4% and 2.1%, respectively. This was partially offset by an increase in co-pack sales. Vegetable sales decreased due, in part, to a continued oversupply of processed vegetables in the industry. In 1992 vegetable sales increased due to greater unit sales while apple and grape sales declined. Apple sales in 1992 declined due to the second consecutive year of the worldwide apple shortage.

In 1994 earnings increased for the following reasons:
1) lower apple cost of product sold due to a greater availability of apples, 2) higher selling prices on vegetables which more than offset higher cost of goods sold, 3) the sale of the textile segment and, 4) the $2.0 million gain due to implementing Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes (see Income Taxes, note 7). In 1993 earnings increased for the following reasons: 1) lower apple cost of product sold due to a greater availability of apples, 2) lower interest cost since there were lower short-term rates, 3) the refinancing mentioned below and, 4) the $1.7 million of interest income from the Internal Revenue Service (see Income
Taxes, note 7). In 1992 earnings decreased due, in part, to lower selling prices caused by an industrywide oversupply of processed vegetables. In addition a major shortage of processing apples in Europe and the
U. S. caused unprecedented increases in the cost of goods sold which resulted in lower earnings. The 1992 earnings included an extraordinary loss of $0.5 million
(after tax benefit) related to a prepayment penalty paid for early extinguishment of Industrial Revenue
Bonds and accelerated amortization of their deferred financing costs. Interest savings in the first year more than offset the costs of refinancing (see
Long-Term Debt, note 5).

In general, inflation played a relatively small role in the operating results and cash flows of 1994, 1993, and 1992 since the Company values its inventories on a last-in, first-out (LIFO) basis and depreciates its fixed assets under accelerated depreciation methods for tax purposes.

Accounting for Equity Securities - SFAS 115

The Financial Accounting Standards Board recently issued SFAS 115, Accounting for Certain Investments in
Debt and Equity Securities. The Company will adopt this statement, as required, in the first quarter of 1995. Based on the current situation with the Common
Stock of Moog Inc., under this statement the Company's investment would be classified as available-for-sale securities and thus reported at fair value, with the unrealized gain reported as a separate component of equity.

Consolidated Statements of Net Earnings
________________________________________________________________________________________________________
Seneca Foods Corporation and Subsidiaries
Years ended July 31,                                               1994               1993            1992
                                                              (In thousands of dollars, except share amounts)
Net sales                                                     $ 290,185        $   257,402      $  279,708
Costs and expenses:
  Cost of product sold                                          247,158            222,143         241,361
  Selling, general, and administrative expense                   28,824             26,166          28,681
  Interest expense, net of interest income
    of $528, $1,865, and $196, respectively (Note 7)              6,046              5,834          10,186
                                                              _________         __________       _________
                                                                282,028            254,143         280,228

Earnings (loss) from continuing operations before income
  taxes, extraordinary item and cumulative effect of
  accounting change                                               8,157              3,259            (520)
Income taxes (Note 7)                                             2,816                106            (215)
                                                               ________         __________       _________
Earnings (loss) from continuing operations before
  extraordinary item and cumulative effect of accounting change   5,341              3,153            (305)
Earnings from discontinued operations, less applicable
  income taxes of $46, $591, and $939, respectively (Note 11)        90                965           1,663
Gain on the sale of discontinued operations, less applicable
  income taxes of  $1,171 (Note 11)                               2,273                  -               -
Extraordinary losses on early extinguishment of debt,
  less applicable income tax benefit of $312 and $303 (Note 5)     (606)                 -            (467)
Cumulative effect of accounting change (Note 7)                   2,006                  -               -
                                                              _________      _____________      __________
Net earnings                                                  $   9,104      $       4,118      $      891

Earnings (loss) from continuing operations per common share   $    1.84      $        1.02      $     (.11)
Earnings from discontinued operations per common share              .03                .31             .54
Gain on the sale of discontinued operations per common share        .78                  -               -
Extraordinary losses on early extinguishment of debt
  per common share                                                 (.21)                 -            (.15)
Cumulative effect of accounting change per common share             .69                  -               -
                                                              _________      _____________      __________
    Net earnings per common share                             $    3.13      $        1.33      $      .28
Weighted average shares outstanding                           2,898,863          3,085,333       3,095,887
See notes to consolidated financial statements.

Consolidated Balance Sheets
_______________________________________________________________________________
Seneca Foods Corporation and Subsidiaries
July 31,                                                                              1994           1993
                                                                                   (In thousands)

Assets
Current Assets:
  Cash and short-term investments                                                $   2,325      $  15,522
  Accounts receivable, less allowance for doubtful accounts
    of $183 and $435, respectively                                                  18,651         24,398
  Inventories (Note 2):
    Finished products                                                               46,530         38,350
    In process                                                                      17,980         16,366
    Raw materials and supplies                                                      28,200         27,870
  Refundable income taxes (Note 7)                                                     890              -
  Deferred tax asset (Note 7)                                                        1,194              -
  Prepaid expenses                                                                     343            250
                                                                                 _________      _________
      Total Current Assets                                                         116,113        122,756
Common Stock of Moog Inc. (Note 3)                                                   6,079          6,079
Other Assets                                                                           193            214
Property, Plant, and Equipment (Note 6):
  Land                                                                               4,714          4,526
  Buildings                                                                         51,462         50,582
  Equipment                                                                        122,865        112,628
                                                                                   179,041        167,736
Less accumulated depreciation and amortization                                     100,825         93,647
      Net Property, Plant, and Equipment                                            78,216         74,089
                                                                                __________     __________
        Total Assets                                                            $  200,601     $  203,138

Liabilities and Stockholders' Equity
Current Liabilities:
  Notes payable (Note 4)                                                        $    1,600     $        -
  Accounts payable                                                                  31,829         19,742
  Accrued expenses                                                                  13,541         12,980
  Current portion of long-term debt and capital lease obligations                    6,349          5,057
  Income taxes (Note 7)                                                                  -            567
                                                                                __________     __________
    Total Current Liabilities                                                       53,319         38,346
Long-Term Debt (Note 5)                                                             50,619         71,534
Capital Lease Obligations (Note 6)                                                     857          1,022
Deferred Income Taxes (Note 7)                                                      10,521         10,940
Commitments (Note 6)                                                                     -              -
        Total Liabilities                                                          115,316        121,842
Stockholders' Equity (Notes 5 and 8):
  Preferred stock                                                                       70             70
  Common stock                                                                       1,880          1,948
    Total Capital Stock                                                              1,950          2,018
  Additional paid-in capital                                                             -          3,157
  Retained earnings                                                                 83,335         76,121
                                                                                __________     __________
    Total Stockholders' Equity                                                      85,285         81,296
                                                                                __________     __________
       Total Liabilities and Stockholders' Equity                               $  200,601     $  203,138
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
________________________________________________________________________________
Seneca Foods Corporation and Subsidiaries
Years ended July 31,                                                             1994           1993           1992
                                                                                     (In thousands)
Cash flows from operating activities:
  Net earnings                                                             $    9,104     $    4,118      $     891
  Adjustments to reconcile net earnings to
    net cash provided (used) by operations:
      Depreciation and amortization                                             9,253          9,270          9,642
      Deferred income taxes                                                      (419)         1,615           (904)
      Gain on the sale of discontinued operations                              (3,444)             -              -
      Changes in working capital:
        Accounts receivable                                                     4,142            822          2,006
        Inventories                                                           (10,038)         3,723          5,939
        Prepaid expenses                                                         (147)            22            (31)
        Accounts payable and accrued expenses                                  16,117         (7,981)         5,044
        Income taxes                                                           (2,651)           573            303
                                                                            _________     __________      _________
      Net cash provided by operations                                          21,917         12,162         22,890

Cash flows from investing activities:
  Acquisitions                                                                (11,670)              -             -
  Additions to property, plant, and equipment                                  (9,384)        (1,723)        (8,702)
  Proceeds from the disposal of a segment                                       8,356              -              -
  Disposals of property, plant, and equipment                                     866             82             96
                                                                            _________     __________      _________
      Net cash used in investing activities                                   (11,832)        (1,641)        (8,606)

Cash flows from financing activities:
  Payments of long-term debt and capital lease obligations                    (19,788)        (2,345)       (31,056)
  Common stock retirements                                                     (5,092)          (384)           (81)
  Notes payable                                                                 1,600              -              -
  Proceeds from issuance of long-term debt                                          -              -         22,630
  Other assets                                                                     21           (137)           352
  Dividends paid                                                                  (23)           (23)           (23)
                                                                            _________     __________      _________
      Net cash used in financing activities                                   (23,282)        (2,889)        (8,178)

Net increase (decrease) in cash and short-term investments                    (13,197)         7,632          6,106
Cash and short-term investments, beginning of year                             15,522          7,890          1,784
                                                                           __________     __________      _________
Cash and short-term investments, end of year                               $    2,325     $   15,522      $   7,890

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                                                               $    7,170     $    9,400      $  10,853
    Income taxes                                                                4,785          1,076          1,022
Supplemental schedule of noncash investing and
  financing activities:
    None during the periods presented
See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
________________________________________________________________________________
Seneca Foods Corporation and Subsidiaries

                         Preferred Stock
                                                Class A
                      6% Cumulative      10% Cumulative                                      Net Unrealized
                     Par Value $.25     Par Value $.025                      Additional             Loss on
                    Callable at Par         Convertible        Common Stock     Paid-In          Noncurrent     Retained
                             Voting              Voting      Par Value $.25     Capital          Securities     Earnings
                                                   (In thousands, except share
amounts)
Shares authorized           200,000           1,400,000          10,000,000
Shares issued and outstanding:
  July 31, 1992             200,000             807,240           3,093,666
  July 31, 1993             200,000             807,240           3,068,666
  July 31, 1994             200,000             807,240           2,796,555

Balance July 31, 1991           $50                 $20              $1,955     $ 3,615              $    -    $  71,158
  Net earnings                    -                   -                   -           -                   -          891
  Cash dividends paid
    on preferred stock            -                   -                   -           -                   -         (23)
  Retirement of
    common stock                  -                   -                  (1)        (80)                  -            -
  Net unrealized loss on
    noncurrent securities                             -         -         -           -              (1,757)           -
                             ______             _______              ______     _______             _______     ________
Balance July 31, 1992            50                  20               1,954       3,535              (1,757)      72,026
  Net earnings                    -                   -                   -           -                   -        4,118
  Cash dividends paid
    on preferred stock            -                   -                   -           -                   -         (23)
  Retirement of
    common stock                  -                   -                  (6)       (378)                  -            -
  Net unrealized gain on
    noncurrent securities         -                   -                   -           -               1,757            -
                             ______             _______              ______     _______             _______     ________
Balance July 31, 1993           $50                 $20               1,948       3,157                   -       76,121
  Net earnings                    -                   -                   -           -                   -        9,104
  Cash dividends paid
    on preferred stock            -                   -                    -          -                   -          (23)
  Retirement of
    common stock                  -                   -                 (68)    (3,157)                   -       (1,867)
                             ______             _______              ______     _______             _______     ________
Balance July 31, 1994           $50                 $20              $1,880     $     -              $    -    $  83,335
See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized primarily upon shipment of products.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion.

The Company places substantially all its interest-bearing investments with financial institutions and monitors credit exposure.

Cash and Short-Term Investments - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased for a maturity of three months or less as short-term investments.

Inventories - Inventories are stated at lower of cost; last-in, first-out
(LIFO); or market.

Income Taxes - Effective August 1, 1993, the Company adopted SFAS 109, Accounting for Income Taxes which requires the use of the liability method of accounting for deferred income taxes. The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Depreciation - Property, plant, and equipment is stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets.

Earnings per Common Share - Primary earnings per share are calculated on the basis of weighted average common shares outstanding since the effect of common stock equivalents is immaterial. The difference between primary and fully diluted earnings per share is also immaterial.

2.  Inventories

The replacement value of the LIFO based inventory was $99,647,000 at July 31, 1994, and $88,864,000 at July 31, 1993.

3.  Common Stock of Moog Inc.

The Company's investment in the common stock of Moog Inc. is carried at the lower of aggregate cost or market. The market value of these securities was $6,787,000 as of July 31, 1994 and $6,179,000 as of July 31, 1993. There
were no realized gains or losses in 1994, 1993, or 1992, and unrealized gains of $708,000 at July 31, 1994 and $100,000 at July 31, 1993. The Company owns about 7% of the voting stock of Moog Inc. as of July 31, 1994. The Company has the ability and intent to hold these securities for the foreseeable future.

The Financial Accounting Standards Board recently issued SFAS 115,
Accounting for Certain Investments in Debt and Equity Securities. The Company will adopt this statement, as required, in the first quarter of 1995. Based on the current situation with the Common Stock of Moog Inc., under this statement the Company's investment would be classified as available-for-sale securities and thus reported at fair value, with the unrealized gain reported as a separate component of equity.

4.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. At July 31, 1994, the Company had $4,660,000 outstanding for letters of credit and lines of credit totaling $90,000,000.

The lines are renewable annually at various dates and provide for loans of varying maturities at rates below prime. There are no formal compensating balance arrangements with any of the banks.

Selected details are as follows:

                                          1994         1993          1992

                                                (In thousands of dollars)
Borrowings at year end:
    Amount                              $1,600            -             -
    Interest rate                         5.34  %         -             -
Maximum borrowings
  during the year                       $7,000      $38,300       $40,500
Average borrowings
  during the year:
    Amount                              $  158      $14,703       $22,563
    Interest rate                         4.53  %      4.17 %        5.44 %

The average borrowings were computed by dividing the total daily outstanding balances by 365 days. The average interest rate was computed by dividing the actual interest expense by the average borrowings.

5.  Long-Term Debt

                                                  1994             1993
                                               (In thousands)
Note payable to insurance company,
  9.78%, due through 2001                      $28,300         $ 30,000
Note payable to insurance company,
  13.25%, due through 2001                           -           16,800
Industrial Revenue Development
  Bonds, variable rate, 12.76%, or
  varies with prime, due through 2028           26,780           27,430
Subordinated debentures, 12% or
  varies with prime, due through 1996              471              471
Notes payable to others, 3% to 8.55%,
  due through 2012                               1,252            1,263
                                               _______         ________
                                                56,803           75,964
Less current portion                             6,184            4,430
                                               _______         ________
                                               $50,619         $ 71,534

The Company has four Industrial Revenue Bonds ("IRB's") totalling $22,630,000 which are secured by direct pay letters of credit.

Debt agreements provide, among other things, that the Company may pay dividends on common stock only from consolidated net earnings available for distribution. There was $4,748,000 of earnings available for distribution as of July 31, 1994. The debt agreements also require the maintenance of $51,000,000 in working capital and limit outstanding short-term borrowings to $50,000,000 at any one time. All provisions have been met at July 31, 1994.

Debt repayment requirements for the next five fiscal years are:

               (In thousands)
            1995          $  6,184
            1996             3,756
            1997             4,149
            1998             3,734
            1999             3,701

During 1994 the Company paid off its 13.25% note payable to the insurance company. The prepayment penalty paid for the early extinguishment of the debt totaled $918,000, before the applicable income tax benefit of $312,000 which has been accounted for as a net extraordinary loss of $606,000.

6.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of industrial development agency financing instruments which bear interest rates ranging from 4.71% to 6.75%. Other leases include non-cancelable operating leases expiring at various dates through 2005.

Leased assets under capital leases consist of the following:

                                    1994      1993
                                   (In thousands)
Land                             $    93   $   156
Buildings                          1,792     5,892
Equipment                          1,167     4,004
                                 _______   _______
                                   3,052    10,052
Less accumulated amortization      1,791     6,070
                                 _______   _______
                                 $ 1,261   $ 3,982

The following is a schedule by year of minimum payments due under leases as of July 31, 1994:

                                    Operating        Capital
                                           (In thousands)
Year ending July 31:
  1995                               $  1,048        $   229
  1996                                    692            133
  1997                                    276            124
  1998                                      5            124
  1999                                      4            124
  2000-2004                                15            622
  2005-2009                                 2             21
                                     ________         ______
Total minimum payment required       $  2,042          1,377

Less interest                                            355
                                                      ______
  Present value of minimum lease payments              1,022
Amount due within one year                               165
                                                      ______
    Long-term capital lease obligations              $   857

Aggregate rental expense in 1994, 1993, and 1992 was $2,190,000, $2,266,000, and $2,684,000, respectively.

7.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes includes the effect of continuing and discontinued operations and the extraordinary items as follows:

                               1994      1993      1992
                                     (In thousands)
Current:
  Federal                 $   2,970  $  1,175  $  1,276
  State                         430       363       200
                          _________  ________  ________
                              3,400     1,538     1,476
Deferred:
  Federal                       275     (784)      (897)
  State                          46      (57)      (158)
                          _________  ________  ________
                                321      (841)   (1,055)
                          _________  ________  ________
    Total income taxes    $   3,721  $    697  $    421

In August 1992 the Internal Revenue Service completed its audit of fiscal years 1983 and 1984. This conclusion allowed the Company to file a refund claim for the years 1985 and 1986. This refund was received during the 1993 fiscal year resulting in a $1,000,000 reduction in the provision for income taxes. Also in 1993, interest income of $1,680,000 has been netted against the interest expense category in the Consolidated Statements of Net Earnings.

The cumulative effect of the adoption of SFAS 109 on August 1, 1993 was $2,006,000. This change is reported in the current Consolidated Statements of Net Earnings. As permitted under this rule, prior years financial statements have not been restated to apply the provisions of SFAS 109.

SFAS 109 is an asset and liability approach to deferred income taxes. It requires the recognition of deferred income taxes reflecting the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial purposes and income tax purposes.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                         1994          1993        1992

Computed (expected tax rate)             34.0 %        34.0  %     34.0 %
State income taxes (net of
  federal tax benefit)                    2.4           4.2         2.1
Depreciation adjustment                     -           0.1         0.6
IRS settlement                              -         (20.8)          -
Other                                    (1.9)         (3.0)       (4.6)
                                         ____         _____        ____
  Effective tax rate                     34.5 %        14.5 %      32.1 %

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of July 31, 1994:

Deferred tax liabilities:                (In thousands)
  Basis and depreciation difference            $  9,946
  State taxes                                       789
  Other                                             538
                                               ________
                                                 11,273
Deferred tax assets:
  Employee benefits                                 586
  Pension                                           497
  Insurance                                         466
  Sales tax                                         114
  Other                                             283
                                               ________
                                                  1,946
                                               ________
    Deferred tax liability                     $  9,327

Net current assets of $1,194,000 and net non-current liabilities of $10,521,000 are recognized in the balance sheet for the current year. As required by SFAS 109, the deferred tax asset was recorded on the balance sheet as a current asset. Prior to SFAS 109, it was netted against the long-term deferred income tax liability.

Prior to the change in accounting methods, the sources of deferred tax items and the corresponding tax effects during 1993 and 1992 were as follows:

                                    1993          1992
                                       (In thousands)
Accelerated depreciation:
  Federal                          $  275      $   (94)
  State                                19          (20)
Vacation accrual                        5           (4)
Bad debts                            (92)             1
Inventory valuation                  (91)         (586)
Involuntary conversion               (30)          (30)
Insurance accrual                   (157)           321
Promotion accrual                       6            49
Prepayments:
  Debt extinguishment                 262         (262)
  Lease                                48         (103)
IRS settlement                     (1,000)            -
Other                                (86)         (327)
                                   _____       _______
    Total deferred taxes           $(841)      $(1,055)

8.  Stockholders' Equity

Preferred Stock - The outstanding 10% cumulative, convertible, voting preferred stock consists of 407,240 series A shares, convertible at the rate of one common share for every twenty preferred shares, and 400,000 series B shares, which carry a one for thirty conversion rate. The series A and B shares have a $.25 stated value and a $.025 par value. There are 2,600,000 shares authorized of Class A $.025 par value stock which are unissued and undesignated. In addition there are 30,000 shares of no par stock which are also unissued and undesignated.

Common Stock - Unissued shares of common stock reserved for conversion privileges were 33,695 at July 31, 1994, 1993, and 1992.

9.  Quarterly Results (Unaudited)

The following is a summary of the unaudited interim results of operations by quarter:

                                      First      Second    Third     Fourth
                                 (In thousands, except per share data)
Year ended July 31, 1994:
Net sales                           $62,003     $83,780  $82,586    $61,816
Gross margin                          8,618      12,426   11,893     10,090
Earnings from
  continuing operations                 259       1,203    1,784      2,095
Earnings from continuing
  operations per share                  .07         .41      .62        .74
Earnings before extraordinary
  item and accounting
  change                              2,406       1,203    1,857      2,238
Earnings before extraordinary
  item and accounting
  change per share                      .80         .41      .64        .80
Net earnings                          4,412       1,203    1,857      1,632
Net earnings per
  common share                         1.47         .42      .66        .58

Year ended July 31, 1993:
Net sales                           $58,451     $71,510  $67,635    $59,806
Gross margin                          8,751       8,993    6,355     11,160
Earnings (loss) from
  continuing operations                 129        (206)    (153)     3,383
Earnings (loss) from
  continuing operations
  per share                             .04        (.07)    (.05)      1.10
Net earnings                            303           4      252      3,559
Net earnings per
  common share                          .10         .00      .08       1.15

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated. The volatile nature of inventory quantities and costs within the food processing segment also necessitates estimates of interim changes to the Company's LIFO reserve.

10.  Retirement Plan

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

Pension expense includes the following:

                                    1994      1993      1992
                                         (In thousands)
Service cost for benefits
  earned during the period       $   818     $ 838   $   701
Interest cost on projected
  benefit obligation                 998       983       905
Actual (return) loss on
  plan assets                    (1,691)     (655)       337
Net deferral of actuarial
  gains (losses)                     673     (568)   (1,659)
Amortization of net
  unrecognized gain at
  August 1, 1987                   (276)     (276)     (276)
Amortization of losses               144         -         -
Amortization of prior
  service cost                        94        94        94
                                 _______     _____   _______
  Pension expense                $   760     $ 416   $   102

The following table summarizes the funded status and related amounts that are recognized in the consolidated balance sheets:
                                            1994      1993        1992
                                                 (In thousands)
Actuarial present value of
  accumulated benefit obligation:
    Vested                              $ 11,214    $8,478     $ 7,896
    Nonvested                                689       507         262
                                        ________    ______     _______
      Total                             $ 11,903    $8,985     $ 8,158

Plan assets at fair market
  value, primarily listed stocks
  and fixed income securities           $ 16,009   $14,867     $14,739
Projected benefit obligation              15,684    12,920      11,877
                                        ________    ______     _______
  Plan assets in excess of
    projected benefit obligation             325     1,947       2,862
Unrecognized gain at transition           (4,832)   (5,108)     (5,384)
Unrecognized prior service cost              750       844         938
Unrecognized net loss                      2,295     1,616       1,299
                                        ________    ______     _______
    Accrued pension liability           $ (1,462)    $(701)     $ (285)

The projected benefit obligation was determined using an assumed discount rate of 7% and an assumed long-term salary increase rate of 4%. The assumed long-term rate of return on plan assets was 7%. The Plan holds the Company's stock with a fair market value of $1,661,000.

11.  Discontinued Operations

In August 1993 the Company completed its sale of the textile division for $8,400,000 in cash and reported a net gain of $2,273,000 in the first quarter of 1994. As a result of the sale, textile operations have been accounted for as discontinued operations in current and prior periods in the Consolidated Statements of Net Earnings.

Net sales for the textile division were $2,246,000 in 1994, $43,087,000 in 1993, and $49,265,000 in 1992. Total assets were $8,400,000 and total liabilities were $3,500,000 resulting in $4,900,000 of net assets as of the August 1993 closing.

12.  Fair Value of Financial Instruments

As of July 31, 1994, the carrying amount and the fair value of the Company's financial instruments, as determined under SFAS 107, "Disclosures about Fair Value of Financial Instruments", were as follows:

                                   Carrying        Estimated
                                    Amount        Fair Value
                                        (In thousands)

Long-term debt, including
   current portion                 $ 56,803        $  60,074
Common stock of Moog Inc.             6,079            6,787
Notes payable                         1,600            1,600

The estimated fair values were determined as follows:

 Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

 Common stock of Moog Inc. - Based on quoted market prices.

 Notes payable - The carrying amount approximates fair value.

13.  Acquisitions

On December 20, 1993 the Company acquired certain assets of ERLY Juice, Inc. and WorldMark, Inc. This included manufacturing facilities located in Eau Claire, Michigan. Most of the products are sold under the TreeSweet brand.

In an unrelated transaction Seneca acquired the Wapato, Washington juice ingredients business of Sanofi Bio-Industries, Inc. on November 30, 1993.

The combined purchase price of these acquisitions was $11,670,000 which was funded out of working capital.

Both were accounted for under the purchase method and, accordingly, the operating results of the acquired have been included in the consolidated operating results since the dates of acquisition.

The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if ERLY and Sanofi were acquired at the beginning of the periods presented:

                          1994           1993
                              (Unaudited)
                (In thousands, except per share amounts)

Net sales             $301,121       $318,302

Net earnings from
  continuing operations$ 5,602       $  3,036

Net earnings from
  continuing operations
  per share           $   1.92       $    .98

The 1993 pro forma amounts are based on the prior owners actual sales. The 1994 pro forma amounts are based on the Company's partial year sales annualized.

The explanation for the difference is the Company's strategic focus on the most profitable areas of the acquired businesses.

Subsequent to 1994 year end the Company acquired the assets of M.C. Snack, Inc. of Yakima, Washington, a snack food maker of apple chips under the Nature's Favorite Brand. Results of this acquisition, on a pro forma basis, would not be materially different from the results reported.


Independent Auditors' Report

To the Board of Directors
   and Stockholders of
Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of July 31, 1994 and 1993, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of July 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, in fiscal 1994 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.


/s/Deloitte & Touche LLP


Rochester, New York
September 23, 1994


Directors

Robert T. Brady
President and Chief Executive Officer
Moog Inc.


David L. Call
Dean, College of Agriculture
and Life Sciences
Cornell University


Edward O. Gaylord
President
Gaylord & Company


G. Brymer Humphreys
President
Humphreys Farm Inc.


Kraig H. Kayser
President and Chief Executive Officer


Susan W. Stuart
Marketing Consultant


Arthur S. Wolcott
Chairman

Officers
Corporate

Arthur S. Wolcott
Chairman

Kraig H. Kayser
President and Chief Executive Officer

Alvin L. Gauvin
Senior Vice President, Sales and Marketing

Ricke A. Kress
Senior Vice President, Operations

Devra A. Bevona
Treasurer

Jeffrey L. Van Riper
Controller and Secretary
Processed Food Group

Seneca Foods -
  Central
  Michael H. Haney
  President

  Eastern
  Steven E. Klus
  President

  Western
  Edward J. Johnson
  President

  Kennett
  Richard O. Mayo
  President

Sales and Marketing Groups -

  Branded Sales
  Michael B. Malone
  Vice President

  Food Service and
  Private Label Sales
  R. Russell Curtis
  Vice President

Technical Services Group -

  Vincent J. Lammers
  Vice President

Non-Food Group

Seneca Flight Operations
Paul E. Middlebrook
President

Corporate Offices

1162 Pittsford-Victor Road
Pittsford, New York  14534
Telephone (716) 385-9500

Independent Auditors

Deloitte & Touche LLP
Rochester, New York

General Counsel

Jaeckle, Fleischmann & Mugel
Buffalo, New York

Transfer Agent and Registrar

Seneca Foods Corporation
Suite 1010, 1605 Main Street
Sarasota, Florida  34236

Manufacturing Plants
  and Warehouses

Food Group

Eau Claire, Michigan
Rochester, Minnesota
Dundee, New York
East Williamson, New York
Geneva, New York
Marion, New York
Newark, New York
Oaks Corners, New York
Portland, New York
Seneca Castle, New York
Mountain Home, North Carolina
Kennett Square, Pennsylvania
Othello, Washington
Prosser, Washington
Wapato, Washington
Yakima, Washington
Baraboo, Wisconsin
Cumberland, Wisconsin
Jackson, Wisconsin
Janesville, Wisconsin

Non-Food Group

Chicopee, Massachusetts
Peabody, Massachusetts
Clifton Park, New York
Penn Yan, New York

Notice of Annual Meeting

The 1994 Annual Meeting of Shareholders will be held on Saturday, December 3, 1994, beginning at 9:00 A.M. at the Company's facilities at 74 Seneca Street, Dundee, New York. A formal notice of the meeting together with a proxy statement and proxy form will be mailed to shareholders of record as of October 14, 1994.

Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1994, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing. Requests should be sent to Devra A. Bevona, Seneca Foods Corporation, 1162 Pittsford-Victor Road, Pittsford, New York 14534.


Shareholder Information


The Company's common stock is traded on NASDAQ National Market System.  The
2.8 million outstanding shares are owned by 654 shareholders of record. The high and low prices of the Company's common stock during each calendar quarter of the past two years are shown below.


                   1994        1993
Quarter        High    Low   High   Low

First        $19.50 $15.50 $16.00 $15.25
Second        20.00  18.50  16.25  15.25
Third         21.00  19.00  16.25  15.25
Fourth        22.75  19.50  16.38  14.75

The Company may pay dividends on common stock only from consolidated net earnings available for distribution which were $4,748,000 as of July 31, 1994. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.