Form 10-K, Exhibit 13
period 1995-03-31
SENECA FOODS CORP /NY/
filed 1995-06-28
CIK 88948

Financial Highlights

                                                    (Eight Months)                                            Increase (Decrease)
                                                                                                           ------------------------
Years ended March 31 and July 31,                             1995              1994               1993     1995-94        1994-93
- ---------------------------------                             ----              ----               ----     -------        -------

Net sales                                           $  234,073,000    $  290,185,000    $   257,402,000          NM           12.7%

Earnings from continuing operations                      1,184,000         5,341,000          3,153,000          NM           69.4

Earnings before extraordinary item and cumulative
  effect of accounting change                            1,184,000         7,704,000          4,118,000          NM           87.1

Cumulative effect of accounting change                          --         2,006,000                 --          --             --

Net earnings                                             1,184,000         9,104,000          4,118,000          NM          121.1


Earnings from continuing
   operations per share                             $          .42    $         1.84    $          1.02          NM           80.4%

Earnings before extraordinary item and cumulative
   effect of accounting change per share                       .42              2.65               1.33          NM           99.2

Cumulative effect of accounting
   change per share                                             --               .69                 --          --             --

Net earnings per share                                         .42              3.13               1.33          NM          135.3

Stockholders' equity                                    87,349,000        85,285,000         81,296,000          NM            4.9

Common stockholders' equity per share                        31.21             30.47              26.47          NM           15.1


1995 represents eight months ended March 31 due to a change in the Company's fiscal year end. NM - not meaningful.

Description of Business

Seneca Foods Corporation conducts its business almost entirely in food processing which currently contributes about 99% of the Company's sales. Canned and frozen vegetables represent 51% of the food processing volume. Within the apple products category, which contributed 27% of all processed food sales, the Company's Seneca(R) brand frozen apple concentrate continues its position as the nation's number one seller. Of the remaining food processing sales, grape products account for 4%, and bottled, canned, and frozen fruit juice drinks account for the remaining 18%.

Approximately 47% of the Company's food products are packed under its own brands including Seneca(R), Libby's(R), Nature's Favorite(R) and TreeSweet(R). About 38% of the processed foods are packed under private labels with the remaining 15% sold to institutional food distributors.

The Company also operates a non-food division which contributes about 1% to the Company's sales. Seneca Flight Operations provides air charter service primarily to industries located in upstate New York.

Pittsford, New York
June 16, 1995

To our Fellow Shareholders

Fiscal 1995 was a busy year for the Company. While the Company had substantial revenue growth, margins were squeezed by an oversupply of vegetables due to last summer's bumper crops.

The biggest highlight of 1995 was the formation of our Alliance with The Pillsbury Company whereby Seneca purchased six vegetable plants from Pillsbury and signed a 20 year agreement under which Seneca becomes the primary supplier of Green Giant canned and frozen vegetables to Pillsbury.

As a result of the Alliance, we have implemented a change in our fiscal year-end from July 31st to March 31st. We had long struggled with closing our fiscal year on July 31st, which was well into the vegetable pack season. However, with the Pillsbury Alliance, our vegetable revenues will grow to nearly 80% of total revenues. By moving our fiscal year end to March, we will avoid overlapping the pack season which begins in April with asparagus.

Consequently, fiscal 1995 is an eight month period. For the eight months, Seneca earned $1,184,000 or $.42 per share on revenues of $234,073,000. In fiscal 1994 for twelve months, Seneca's earnings from continuing operations were $5,341,000, or $1.84 per share, on revenues of $290,185,000.

As we mentioned earlier, the harvest last summer was more bountiful than anytime in recent memory. Weather conditions were ideal, and Seneca as well as its competitors had very successful pack seasons. Unfortunately in our business, this often leads to price pressures as supply outstrips demand. We aggressively sold our vegetables throughout the year and are entering the new pack season in a reasonable inventory position.

On the juice side of the business, Seneca took advantage of low apple raw stock prices to increase its #1 share in the frozen concentrated apple juice market and built both share and distribution in shelf stable apple juice. Our grape, cranberry and citrus juices also did well in 1995.

On February 1st, we completed our aforementioned transaction with Pillsbury. This project involved the closing of four Pillsbury plants and moving the production into both Seneca plants and former Pillsbury plants now owned by Seneca. We are investing over $50 million in this project. When completed, we will have significantly increased the efficiencies and capacities of our plants. Much of the investment is going into dry and frozen warehousing and new state-of-the-art production and harvesting equipment. In fact, the entire project will be completed with very little additional manufacturing space being constructed.

We believe the Alliance is a prime example of how two companies can blend their core competencies to make the combined business more efficient. Seneca has a strong manufacturing expertise, while Pillsbury has a strong marketing focus. Our joint relationship has already created cost savings and other benefits for both parties.

As we look to the immediate future, we are working feverishly to get the plants ready before the pack season. Weather has thus far been mixed with cool wet weather in the Midwest impeding our planting schedule, and with dry weather in New York potentially effecting the yields this summer. Nevertheless, it is still far to early to attempt to predict the final crop outcome.

Our Company is unusual for a company our size in that a significant part of our stock is owned by management. Consequently, we pay less attention to quarter-to-quarter performance, rather we focus on the long haul. Our goal is to invest in the people and in the plants that will place us in the forefront of our peers in the industry.

As part of this strategy, we are asking our shareholders to approve a new class of stock which would be distributed as a stock dividend giving one share of the new class for each share of Common Stock you currently hold. This stock will carry nearly all of the rights of the current Common Stock; but will carry only 1/20th of the vote of the current Common Stock. This distribution of shares will increase the financing flexibility of the Company.

Finally, thank you to the many Seneca Employees who have put in long hours this past year to help us meet our ambitious objectives.

/s/Arthur S. Wolcott                  /s/Kraig H. Kayser

 Chairman                             President and Chief Executive Officer


Five Year Selected Financial Data

Summary of Operations and Financial Condition

                                             (Eight Months)
Years ended March 31 and July 31,                 1995            1994          1993           1992           1991         1990
- ---------------------------------                 ----            ----          ----           ----           ----         ----
                                                                      (In thousands of dollars, except per share data)

Net sales                                   $  234,073      $  290,185    $  257,402     $  279,708     $  279,973   $  295,120
- ---------                                   -  -------      -  -------    -  -------     -  -------     -  -------   -  -------

Operating earnings (before Corporate
   interest and administrative)             $   11,163      $   18,354    $   12,843     $   12,870     $   21,544   $   20,206
Earnings (loss) from continuing
   operations before extraordinary item
   and cumulative effect of accounting
   change                                        1,184           5,341         3,153           (305)         5,252        4,028
Earnings from discontinued operations               --              90           965          1,663            651        1,778
Gain on the sale of discontinued operations         --           2,273            --             --             --           --
Earnings before extraordinary item and
  cumulative effect of  accounting change        1,184           7,704         4,118          1,358          5,903        5,806
Extraordinary loss                                  --            (606)           --           (467)            --           --
Cumulative effect of accounting change              --           2,006            --             --             --           --
Net earnings                                     1,184           9,104         4,118            891          5,903        5,806
- ------------                                     -----           -----         -----            ---          -----        -----

Earnings (loss) from continuing
  operations per common share               $      .42      $     1.84    $     1.02     $     (.11)    $     1.69   $     1.25
Earnings per common share before
  extraordinary item and cumulative
  effect of accounting change                      .42            2.65          1.33            .43           1.90         1.80
Net earnings per common share                      .42            3.13          1.33            .28           1.90         1.80
- -----------------------------                      ---            ----          ----            ---           ----         ----

Working capital                             $  132,870      $   62,794    $   84,410     $   76,650     $   77,703   $   61,590
Inventories                                    132,404          92,710        82,586         86,309         92,248       84,927
Net property, plant, and equipment             179,718          78,216        74,089         81,718         82,754       73,951
Total assets                                   381,726         200,601       203,138        205,814        211,070      194,036
Long-term debt and capital lease obligations   221,480          51,476        72,556         77,614         79,938       57,885
Stockholders' equity                            87,349          85,285        81,296         75,828         76,798       70,918
- --------------------                            ------          ------        ------         ------         ------       ------

Additions to property, plant, and equipment $   26,966      $    9,384    $    1,723     $    8,702     $   17,167   $   11,981
Interest expense, net                            6,296           6,046         5,834         10,186          9,289       10,106
- ---------------------                            -----           -----         -----         ------          -----       ------

Net earnings/average equity                        1.4 %          10.9 %         5.2 %          1.2 %          8.0%         8.2%
Continuing earnings before taxes/sales             0.8 %           2.8 %         1.3 %         (0.2)%          3.0%         2.2%
Net earnings/sales                                 0.5 %           3.1 %         1.6 %          0.3 %          2.1%         2.0%
Long-term debt/equity                              254 %            60 %          89 %          102 %          104%          82%
Current ratio                                    3.2:1           2.2:1         3.2:1          2.8:1          2.8:1        2.2:1
- -------------                                    -----           -----         -----          -----          -----        -----

Common stockholders' equity per share       $    31.21      $    30.47    $    26.47     $    24.49     $    24.77   $    22.87
National Market System closing price range   35 1/2-21       22 3/4-15 1/2 16 3/8-14 3/4  21 1/4-15 1/4  25 1/4-20    25 1/4-18
Common cash dividends declared per share            --              --            --             --             --           --
Price earnings ratio                              81.5x            6.8x         11.7x          55.4x          10.5x        13.6x
- --------------------                              -----            ----         -----          -----          -----        ----

1995 represents eight months ended March 31.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


Liquidity and Capital Resources

Because of the food processing segment, the Company's yearly business cycle shows large inventory growth during the summer and fall harvest period. The inventory peaks in the early winter and drops to its minimum level immediately prior to the next pack season. These peaks are financed through seasonal borrowings whose high and low points essentially correspond with the changes in inventory, or by a reduction in short-term investments. Accordingly, inventory management is key to liquidity.

During February 1995 the Company acquired certain assets (see Acquisitions, note
13) of the Green Giant division of The Pillsbury Company (referred to as "Pillsbury"), a subsidiary of Grand Metropolitan Incorporated. Under an Alliance Agreement concurrently executed by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury will continue to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired include certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price of $86.1 million was funded by a subordinated note issued by the Company for $73.0 million and the balance was funded out of working capital.

In conjunction with this acquisition, the Company has entered into a revolving credit facility for up to $150.0 million from a syndicate of eleven banks. The facility provides the borrowing capability needed for the acquisition and the Company's existing business. In addition, the Company issued two new senior debt notes. The first is a $75.0 million unsecured note issued to The Prudential Insurance Company of America, with repayment due beginning in March 1998, a final maturity date of February 2005, and an interest rate of 10.78% (see Long-Term Debt, note 5). The second is a $50.0 million unsecured note issued to John Hancock Mutual Life Insurance Company, with repayment due beginning March 2001, a final maturity of January 2009, and an interest rate of 10.81%. The proceeds of these two notes were used to finance or replenish the working capital for the following: 1) capital expenditures of $50.0 million related to the Alliance Agreement with Pillsbury; 2) repayment of two notes due to an insurance company, one repaid in July 1994 for $13.8 million, the other for $26.6 million which was repaid when the new debt was issued; 3) three small acquisitions made over the last fifteen months totaling $15.6 million; and 4) the balance, $19.0 million, for capital expenditures made over the last three years.

During 1994 the Company prepaid an issue of high interest long-term debt totaling $13.8 million. This resulted in an extraordinary loss of $0.6 million after taxes. Also during 1994 the Company made two small acquisitions totaling $11.7 million. The debt prepayment and acquisitions were funded from working capital and current operations. During 1994 and 1993 the Company had no new long-term financing. During 1992 the Company began refunding $22.6 million of tax exempt industrial revenue bonds that was completed in 1993.

As mentioned above, during 1995 the Company entered into an unsecured revolving credit agreement for up to $150.0 million. Previously, the Company maintained uncommitted lines of credit. The peak borrowings reached $54.1 million during 1995. Credit lines provide for interest rate options based on prime, eurodollar, or money market. There were $1.6 million of borrowings outstanding under the lines at the end of 1994 and none for years 1995, 1993 and 1992.

The increase in cash and short-term investments of $24.7 million over the four fiscal year period ended in 1995 was primarily due to proceeds of the three new long-term debt issues totaling $198.0 million, proceeds from the disposal of the textile segment of $8.4 million, an income tax refund in 1993 of $4.2 million, and net earnings. This was partially offset by the Green Giant acquisition of $86.1 million, the debt prepayments totaling $40.4 million; three small acquisitions totaling $15.6 million; the common stock retirement of $5.1 million; capital additions of $27.0 million, $9.4 million, $1.7 million, and $8.7 million in 1995, 1994, 1993, and 1992, respectively; and smaller items not identified.

The 1995 capital expenditures of $27.0 million largely reflect part of the expected $50.0 million to be spent related to the Alliance Agreement with Pillsbury as mentioned above. During 1994 capital expenditures were higher than both 1993 and 1992. During 1995 the Company began installation of a green bean processing line in the Eastern Division, cold storage facilities in the Central Division in the midwest and northwest, and a frozen vegetable processing expansion in the Central Division. During 1994 the Company upgraded its vegetable processing and juice bottling equipment in the Eastern Division. During 1992 the Company upgraded a portion of its can manufacturing equipment in the midwest.

During August 1993 the Company sold its textile division for approximately $8.4 million. It represented about 6% of the Company's assets and 13% of the Company's sales in 1993.

Results of Operations

During 1995, the Company changed its fiscal year end to March 31 from July 31. With the acquisition of the Green Giant plants, vegetables now represent a substantial portion of the Company's business. The July year end fell in the middle of the pack season for certain vegetable commodities while March 31 is before any packs begin.

The Company's sales were $234.1 million in the eight month transition period ended 1995. It is not appropriate to annualize this amount since some of the commodities sold are only packed annually and certain vegetable inventories were depleted well before the new pack. A full year's sales in 1995 would have shown an increase over 1994. Sales increased by 12.7% in 1994 and decreased 8.0% and 0.1% in 1993 and 1992, respectively.

In 1995 vegetable unit sales were sharply higher due to the industrywide large packs. Unit selling prices were down which partially offset the vegetable dollar sales increases due to volume. The three small acquisitions (one in 1995 and two in 1994) also contributed to the increase (see Acquisitions, note 13). In 1994 vegetable sales increased 9.5% due to sharply higher unit selling prices that resulted from 1993's flooding in the midwest. In 1994 fruit and juice sales were up 16.7% led by apple juice which was up 9.3%. The two small acquisitions also contributed to the increase (see Acquisitions, note 13). In 1993 vegetable sales declined 12.4% due to lower unit sales and selling prices while apple and grape sales declined by 8.4% and 2.1%, respectively. This was partially offset by an increase in co-pack sales. Vegetable sales decreased due, in part, to a continued oversupply of processed vegetables in the industry. In 1992 vegetable sales increased due to greater unit sales while apple and grape sales declined. Apple sales in 1992 declined due to the second consecutive year of the worldwide apple shortage.

In 1995 earnings decreased due, in part, to lower selling prices caused by an industrywide oversupply of processed vegetables. In 1994 earnings increased for the following reasons: 1) lower apple cost of product sold due to a greater availability of apples, 2) higher selling prices on vegetables which more than offset higher cost of goods sold, 3) the sale of the textile segment and, 4) the $2.0 million gain due to implementing Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes (see Income Taxes, note 7). In 1993 earnings increased for the following reasons: 1) lower apple cost of product sold due to a greater availability of apples, 2) lower interest cost since there were lower short-term rates, 3) the refinancing mentioned below and,
4) the $1.7 million of interest income from the Internal Revenue Service (see Income Taxes, note 7). In 1992 earnings decreased due, in part, to lower selling prices caused by an industrywide oversupply of processed vegetables. In addition a major shortage of processing apples in Europe and the U. S. caused unprecedented increases in the cost of goods sold which resulted in lower earnings. The 1992 earnings included an extraordinary loss of $0.5 million (after tax benefit) related to a prepayment penalty paid for early extinguishment of Industrial Revenue Bonds and accelerated amortization of their deferred financing costs. Interest savings in the first year more than offset the costs of refinancing (see Long-Term Debt, note 5).

In general, inflation played a relatively small role in the operating results and cash flows of 1995, 1994, 1993 and 1992 since the Company values its inventories on a last-in, first-out (LIFO) basis and depreciates its fixed assets under accelerated depreciation methods for tax purposes.


Consolidated Statements of Net Earnings
- --------------------------------------------------------------------------------------------------------
Seneca Foods Corporation and Subsidiaries

                                                              (Eight Months)
Years ended March 31 and  July 31,                                 1995               1994                1993               1992
- ----------------------------------                                 ----               ----                ----               ----
                                                                            (In thousands of dollars, except share amounts)

Net sales                                                    $  234,073          $ 290,185          $  257,402         $  279,708
- ---------                                                    -  -------          - -------          -  -------         -  -------

Costs and expenses:
   Cost of product sold                                         202,285            247,158             222,143            241,361
   Selling, general, and administrative expense                  23,620             28,824              26,166             28,681
   Interest expense, net of interest income of $116,
     $528, $1,865, and $196, respectively (Note 7)                6,296              6,046               5,834             10,186
                                                                  -----              -----               -----             ------
                                                                232,201            282,028             254,143            280,228
                                                                -------            -------             -------            -------

Earnings (loss) from continuing  operations  before
   income taxes,  extraordinary item and cumulative effect of
   accounting change                                              1,872              8,157               3,259               (520)
Income taxes (Note 7)                                               688              2,816                 106               (215)
                                                                    ---              -----                 ---               ----
Earnings (loss) from continuing operations before
   extraordinary item and cumulative effect of
   accounting change                                              1,184              5,341               3,153               (305)
Earnings from discontinued operations, less applicable
   income taxes of $46, $591, and $939, respectively
   (Note 11)                                                         --                 90                 965              1,663
Gain on the sale of discontinued operations, less applicable
   income taxes of  $1,171 (Note 11)                                 --              2,273                  --                 --
Extraordinary losses on early extinguishment of debt,
   less applicable income tax benefit of $312 and $303               --               (606)                 --               (467)
Cumulative effect of accounting change (Note 7)                      --              2,006                  --                 --
                                                                     --                 --                  --                 --
                                                                  -----              -----               -----                ---
       Net earnings                                          $    1,184          $   9,104          $    4,118         $      891
       ============                                          =    =====          =   =====          =    =====         =      ===

Earnings (loss) from continuing operations
   per common share                                          $      .42          $    1.84          $     1.02         $     (.11)
Earnings from discontinued operations per
   common share                                                      --                .03                 .31                .54
Gain on the sale of discontinued operations
   per common share                                                  --                .78                  --                 --
Extraordinary losses on early extinguishment
   of debt per common share                                          --               (.21)                 --               (.15)
Cumulative effect of accounting change per
   common share                                                      --                .69                  --                 --
                                                                     --                ---                  --                 --
     Net earnings per common share                           $      .42          $    3.13          $     1.33         $      .28
     =============================                           =      ===          =    ====          =     ====         =      ===
Weighted average shares outstanding                           2,796,555          2,898,863           3,085,333          3,095,887
===================================                           =========          =========           =========          =========

See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries

March 31 and July 31,                                                               1995                  1994                1993
- ---------------------                                                               ----                  ----                ----
                                                                                                    (In thousands)
Assets
Current Assets:
   Cash and short-term investments                                            $   26,538            $    2,325          $   15,522
   Accounts receivable, less allowance for doubtful accounts
     of $227, $183 and $435, respectively                                         32,601                18,651              24,398
   Inventories (Note 2):
     Finished products                                                            64,613                46,530              38,350
     In process                                                                   19,531                17,980              16,366
     Raw materials and supplies                                                   48,260                28,200              27,870
   Refundable income taxes (Note 7)                                                   --                   890                  --
   Deferred tax asset (Note 7)                                                     1,933                 1,194                  --
   Prepaid expenses                                                                  801                   343                 250
                                                                                     ---                   ---                 ---
       Total Current Assets                                                      194,277               116,113             122,756
       --------------------                                                      -------               -------             -------
Common Stock of Moog Inc. (Note 3)                                                 7,494                 6,079               6,079
Other Assets                                                                         237                   193                 214
- ------------                                                                         ---                   ---                 ---
Property, Plant, and Equipment (Note 6):
   Land                                                                            7,810                 4,714               4,526
   Buildings                                                                      89,298                51,462              50,582
   Equipment                                                                     189,545               122,865             112,628
                                                                                 -------               -------             -------
                                                                                 286,653               179,041             167,736
Less accumulated depreciation and amortization                                   106,935               100,825              93,647
                                                                                 -------               -------              ------
       Net Property, Plant, and Equipment                                        179,718                78,216              74,089
       ----------------------------------                                        -------                ------              ------
              Total Assets                                                    $  381,726            $  200,601          $  203,138
              ============                                                    =  =======            =  =======          =  =======

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable (Note 4)                                                     $       --            $    1,600          $       --
   Accounts payable                                                               36,089                31,829              19,742
   Accrued expenses                                                               19,599                13,541              12,980
   Current portion of long-term debt and capital lease obligations                 5,594                 6,349               5,057
   Income taxes (Note 7)                                                             125                    --                 567
                                                                                     ---                    --                 ---
       Total Current Liabilities                                                  61,407                53,319              38,346
Long-Term Debt (Note 5)                                                          220,677                50,619              71,534
Capital Lease Obligations (Note 6)                                                   803                   857               1,022
Deferred Income Taxes (Note 7)                                                    11,490                10,521              10,940
Commitments (Note 6)                                                                  --                    --                  --
                                                                                      --                    --                  --
           Total Liabilities                                                     294,377               115,316             121,842
           -----------------                                                     -------               -------             -------
Stockholders' Equity (Notes 5 and 8):
   Preferred stock                                                                    70                    70                  70
   Common stock                                                                    1,880                 1,880               1,948
                                                                                   -----                 -----               -----
     Total Capital Stock                                                           1,950                 1,950               2,018
   Additional paid-in capital                                                         --                    --               3,157
   Net unrealized gain on available-for-sale
     securities (Note 3)                                                             892                    --                  --
   Retained earnings                                                              84,507                83,335              76,121
                                                                                  ------                ------              ------
           Total Stockholders' Equity                                             87,349                85,285              81,296
           --------------------------                                             ------               -------              ------
              Total Liabilities and Stockholders' Equity                      $  381,726            $  200,601          $  203,138
              ==========================================                      =  =======            =  =======          =  =======

See notes to consolidated financial statements.


Consolidated Statements of Cash Flows
- ---------------------------------------------------------------------------------------------------------
Seneca Foods Corporation and Subsidiaries
                                                                       (Eight Months)
Years ended March 31 and July 31,                                           1995             1994              1993           1992
- ---------------------------------                                           ----             ----              ----           ----
                                                                                             (In thousands)
Cash flows from operating activities:
   Net earnings                                                       $    1,184        $   9,104          $  4,118      $     891
   Adjustments to reconcile net earnings to
     net cash provided (used) by operations:
       Depreciation and amortization                                       6,773            9,253             9,270          9,642
       Deferred income taxes                                                 446            1,587             1,615           (904)
       Gain on the sale of discontinued operations                            --           (3,444)               --             --
       Cumulative effect of accounting change                                 --           (2,006)               --             --
       Extraordinary losses on early extinguishment of debt                   --              606                --            467
       Changes in working capital:
         Accounts receivable                                             (13,536)           4,142               822          2,006
         Inventories                                                     (25,039)         (10,038)            3,723          5,939
         Prepaid expenses                                                   (458)            (147)               22            (31)
         Accounts payable and accrued expenses                             3,275           16,117            (7,981)         5,044
         Income taxes                                                        276           (2,651)              573            303
                                                                             ---           -------              ---            ---
       Net cash provided (used) by operations                            (27,079)          22,523            12,162         23,357
       --------------------------------------                            --------          ------            ------         ------

Cash flows from investing activities:
   Acquisitions                                                          (16,837)         (11,670)               --             --
   Additions to property, plant, and equipment                           (26,966)          (9,384)           (1,723)        (8,702)
   Disposals of property, plant, and equipment                               527              866                82             96
   Proceeds from the disposal of a segment                                    --            8,356                --             --
                                                                              --            -----                --             --
       Net cash provided (used) in investing activities                  (43,276)         (11,832)           (1,641)        (8,606)
       ------------------------------------------------                  --------         --------           -------        ------

Cash flows from financing activities:
   Proceeds from issuance of long-term debt                              125,000               --                --         22,630
   Payments of long-term debt and capital lease obligations              (28,776)         (19,788)           (2,345)       (31,056)
   Notes payable                                                          (1,600)           1,600                --             --
   Other assets                                                              (44)              21              (137)           352
   Dividends paid                                                            (12)             (23)              (23)           (23)
   Common stock retirements                                                   --           (5,092)             (384)           (81)
   Extraordinary losses on early extinguishment of debt                       --             (606)               --           (467)
                                                                          ------          -------            ------         ------
       Net cash provided (used) in financing activities                   94,568          (23,888)           (2,889)        (8,645)
       ------------------------------------------------                   ------          --------           -------        ------

Net increase (decrease) in cash and short-term investments                24,213          (13,197)            7,632          6,106
Cash and short-term investments, beginning of year                         2,325           15,522             7,890          1,784
                                                                           -----           ------             -----          -----
Cash and short-term investments, end of year                          $   26,538        $   2,325          $ 15,522      $   7,890
============================================                          =   ======        =   =====          = ======      =   =====

Supplemental disclosures of cash flow information: Cash paid during the year for:
     Interest                                                         $    5,543        $   7,170          $  9,400      $  10,853
     Income taxes                                                            (33)           4,785             1,076          1,022

Supplemental information on noncash investing and financing activities:
     The Company issued a secured nonrecourse subordinated promissory note for $73,025,000 in 1995 in conjunction with the acquisition of Green Giant.

See notes to consolidated financial statements.



Consolidated Statements of Stockholders' Equity
- ---------------------------------------------------------------------------------------------------------
Seneca Foods Corporation and Subsidiaries

                                     Preferred Stock
                                                       Class A
                             6% Cumulative      10% Cumulative                                       Net Unrealized
                            Par Value $.25     Par Value $.025                       Additional      Gain (Loss) on
                           Callable at Par         Convertible        Common Stock      Paid-In  Available-For-Sale        Retained
                                    Voting              Voting      Par Value $.25      Capital          Securities        Earnings
                           ---------------     ---------------      --------------   ----------  ------------------        --------

                                                              (In thousands, except share amounts)
Shares authorized                   200,000          1,400,000          10,000,000
=================                   =======          =========          ==========
Shares issued and outstanding:
   July 31, 1992                    200,000            807,240           3,093,666
   =============                    =======            =======           =========
   July 31, 1993                    200,000            807,240           3,068,666
   =============                    =======            =======           =========
   July 31, 1994                    200,000            807,240           2,796,555
   =============                    =======            =======           =========
   March 31, 1995                   200,000            807,240           2,796,555
   ==============                   =======            =======           =========

Balance July 31, 1991                   $50                $20              $1,955     $  3,615             $    --       $  71,158
   Net earnings                          --                 --                  --           --                  --             891
   Cash dividends paid
     on preferred stock                  --                 --                  --           --                  --             (23)
   Retirement of
     common stock                        --                 --                  (1)         (80)                 --              --
   Net unrealized loss                   --                 --                  --           --              (1,757)             --
   -------------------                  ---                ---               -----        -----              -------         ------
Balance July 31, 1992                    50                 20               1,954        3,535              (1,757)         72,026
   Net earnings                          --                 --                  --           --                  --           4,118
   Cash dividends paid
     on preferred stock                  --                 --                  --           --                  --             (23)
   Retirement of
     common stock                        --                 --                  (6)        (378)                 --              --
   Net unrealized gain                   --                 --                  --           --               1,757              --
   -------------------                  ---                ---               -----        -----               -----          ------
Balance July 31, 1993                    50                 20               1,948        3,157                  --          76,121
   Net earnings                          --                 --                  --           --                  --           9,104
   Cash dividends paid
     on preferred stock                  --                 --                  --           --                  --             (23)
   Retirement of
     common stock                        --                 --                 (68)      (3,157)                 --          (1,867)
     ------------                       ---                ---               -----      -------               -----          ------
Balance July 31, 1994                    50                 20               1,880           --                  --          83,335
Net earnings                             --                 --                  --           --                  --           1,184
   Cash dividends paid
     on preferred stock                  --                 --                  --           --                  --             (12)
   Net unrealized gain                   --                 --                  --           --                 892              --
   -------------------                   --                ---              ------      -------              ------          ------
Balance March 31, 1995                  $50                $20              $1,880     $     --             $   892       $  84,507
======================                  ===                ===              ======     =     ==             =   ===       =  ======

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
- --------------------------------------------------

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Accounting Period - In 1995, the Company changed its fiscal year end to March
31.  Fiscal 1995 is an eight-month transition period ended March 31, 1995.

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

Income Taxes - The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

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


2.  Inventories

The replacement value of the LIFO based inventory was $138,192,000 at March 31, 1995, and $99,647,000 and $88,864,000 at July 31, 1994 and 1993, respectively.

3.  Common Stock of Moog Inc.

The Company's investment in the common stock of Moog Inc. is carried at fair value in 1995 in accordance with the Statement of Financial Accounting Standards
(SFAS) No. 115. There were no realized gains or losses in 1995, 1994, 1993, or 1992, and gross unrealized holding gains of $1,416,000 at March 31, 1995, $708,000 at July 31, 1994, and $100,000 at July 31, 1993. The Company owns about 7% of the voting stock of Moog Inc. as of March 31, 1995. The Company has the ability and intent to hold these securities for the foreseeable future.


4.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. During 1995 the Company entered into an unsecured revolving credit agreement with various banks. At March 31, 1995, the Company had $3,833,000 outstanding for letters of credit and an unsecured revolving line of credit totaling $150,000,000. The line is renewable in three years and provides for loans of varying maturities at rate options based on Prime, Eurodollar, or Money Market.

Selected details are as follows:

                                                              1995              1994             1993              1992
                                                              ----              ----             ----              ----
                                                                            (In thousands of dollars)

         Borrowings at year end:
           Amount                                         $     --          $  1,600         $     --         $      --
           Interest rate                                        --              5.34%              --                --
         Maximum borrowings during the year               $ 54,140          $  7,000         $ 38,300         $  40,500
         Average borrowings during the year:
           Amount                                         $ 20,467          $    158         $ 14,703         $  22,563
           Interest rate                                      6.06%             4.53%            4.17  %           5.44%

The average borrowings were computed by dividing the total daily outstanding balances by 365 days. The average interest rate was computed by dividing the actual interest expense by the average borrowings.

5.  Long-Term Debt

                                                                             1995              1994              1993
                                                                             ----              ----              ----
                                                                                          (In thousands)

Note payable to insurance company, 10.78%, due through 2005                  $   75,000        $      --         $      --
Secured nonrecourse subordinated promissory note, 8.00%, due                     73,025               --                --
  through 2009
Note payable to insurance company, 10.81%, due through 2009                      50,000               --                --
Note payable to insurance company, 9.78%, due through 2001                           --           28,300            30,000
Note payable to insurance company, 13.25%, due through 2001                          --               --            16,800
Industrial Revenue Development Bonds, variable rate, 12.76%, or
  varies with prime, due through 2028                                            26,480           26,780            27,430
Subordinated debentures, 12% or varies with prime, due through 1996                 471              471               471
Notes payable to others, 3% to 8.55%, due through 2012                            1,186            1,252             1,263
                                                                                -------          -------           -------
                                                                                226,162           56,803            75,964
Less current portion                                                              5,485            6,184             4,430
                                                                                -------          -------           -------
                                                                               $220,677          $50,619           $71,534

Debt agreements provide various financial covenants including a provision that the Company may pay dividends on common stock only from consolidated net earnings available for distribution. There was $1,382,000 of earnings available for distribution as of March 31, 1995. All provisions have been met at March 31, 1995.

In connection with the Company's acquisition of manufacturing facilities from The Pillsbury Company, a secured nonrecourse subordinated promissory note was issued totaling $73,025,000 (see Acquisitions, note 13).

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000 which are backed by direct pay letters of credit.

Debt repayment requirements for the next five fiscal years are:

                            (In thousands)
                      1996             $  5,485
                      1997                3,747
                      1998                9,334
                      1999               11,310
                      2000               15,951

During 1995 the Company paid off its 9.78% note payable to the insurance company and the related prepayment penalty was not significant.

6.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of industrial development agency financing instruments which bear interest rates from 5.85% to 6.75%. Other leases include non-cancelable operating leases expiring at various dates through 2010.

Leased assets under capital leases consist of the following:

                                                          1995              1994             1993
                                                          ----              ----             ----
                                                                      (In thousands)

                  Land                               $      93         $      93        $     156
                  Buildings                              1,792             1,792            5,892
                  Equipment                              1,194             1,167            4,004
                                                         -----             -----            -----
                                                         3,079             3,052           10,052
                  Less accumulated amortization          1,821             1,791            6,070
                                                         -----             -----            -----
                                                     $   1,258         $   1,261        $   3,982
                                                     =   =====         =   =====        =   =====

The following is a schedule by year of minimum payments due under leases as of March 31, 1995:

                                                                       Operating          Capital
                                                                       ---------          -------
                                                                             (In thousands)

                  Year ending March 31:
                    1996                                                $  4,437            $ 167
                    1997                                                   3,468              124
                    1998                                                   2,364              124
                    1999                                                   2,003              124
                    2000                                                   1,782              124
                    2001-2010                                              4,312              560
                                                                           -----              ---
                  Total minimum payment required                        $ 18,366            1,223
                  ==============================                        = ======

                  Less interest                                                               311
                    Present value of minimum lease payments                                   912
                  Amount due within one year                                                  109
                                                                                              ---
                    Long-term capital lease obligations                                     $ 803
                    ===================================                                     = ===


Aggregate rental expense in 1995, 1994, 1993, and 1992 was $2,031,000, $2,190,000, $2,266,000, and $2,684,000, respectively.

7.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes includes the effect of continuing and discontinued operations and the extraordinary items as follows:

                                                   (Eight Months)
                                                        1995           1994              1993             1992
                                                        ----           ----              ----             ----
                                                                    (In thousands)

                         Current:
                           Federal                   $   716       $  2,970          $  1,175          $ 1,276
                           State                         107            430               363              200
                                                         ---            ---               ---              ---
                                                         823          3,400             1,538            1,476
                                                         ---          -----             -----            -----
                         Deferred:
                           Federal                      (203)           275              (784)            (897)
                           State                          68             46               (57)            (158)
                                                          --             --               ----            ----
                                                        (135)           321              (841)          (1,055)
                                                        -----           ---              ----           ------
                             Total income taxes      $   688       $  3,721          $    697          $   421
                             ==================      =   ===       =  =====          =    ===          =   ===

In August, 1992 the Internal Revenue Service completed its audit of fiscal years 1983 and 1984. This conclusion allowed the Company to file a refund claim for the years 1985 and 1986. This refund was received during the 1993 fiscal year resulting in a $1,000,000 reduction in the provision for income taxes. Also in 1993, interest income of $1,680,000 has been netted against the interest expense category in the Consolidated Statements of Net Earnings.

The cumulative effect of the adoption of SFAS No. 109 on August 1, 1993 was $2,006,000. This change is reported in the 1994 Consolidated Statements of Net Earnings. As permitted under this rule, prior years financial statements have not been restated to apply the provisions of SFAS No. 109.

A reconciliation of the expected U.S.statutory rate to the effective rate follows:

                                                      1995             1994              1993             1992
                                                      ----             ----              ----             ----


                  Computed (expected tax rate)        34.0 %           34.0 %            34.0 %           34.0 %
                  State income taxes (net of
                    federal tax benefit)               6.2              2.4               4.2              2.1
                  Depreciation adjustment               --               --               0.1              0.6
                  IRS settlement                        --               --             (20.8)              --
                  Other                               (3.5)            (1.9)             (3.0)            (4.6)
                                                      -----            -----             -----            ----
                    Effective tax rate                36.7 %           34.5 %            14.5 %           32.1 %
                    ==================                ==== =           ==== =            ==== =           ====

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1995 and July 31, 1994:

                                                                            1995             1994
                                                                            ----             ----
                                                                               (In thousands)

                           Deferred tax liabilities:
                             Basis and depreciation difference          $ 10,208         $  9,946
                             LIFO                                          1,061              622
                             State taxes                                     758              789
                             Moog investment                                 524               --
                             Other                                            --              538
                                                                          ------           ------
                                                                          12,551           11,895
                                                                          ------           ------
                           Deferred tax assets:
                             Employee benefits                               756              586
                             Future tax credits                              720               --
                             Pension                                         574              497
                             Other                                           424              321
                             Insurance                                       381              466
                             Sales tax                                       112              114
                             Inventory valuation                              27              584
                                                                           -----            -----
                                                                           2,994            2,568
                                                                           -----            -----
                                 Deferred tax liability                 $  9,557         $  9,327
                                 ======================                 =  =====         =  =====


Net current assets of $1,933,000 and $1,194,000 and net non-current liabilities of $11,490,000 and $10,521,000 as of March 31, 1995 and July 31, 1994,
respectively, are recognized in the balance sheets. As required by SFAS No. 109, the deferred tax asset was recorded on the balance sheet as a current asset. Certain items in the prior year have been reclassified to conform to current year classifications.

Prior to the change in accounting methods, the sources of deferred tax items and the corresponding tax effects during 1993 and 1992 were as follows:

                                                                            1993              1992
                                                                            ----              ----
                                                                               (In thousands)

                                    Accelerated depreciation:
                                      Federal                           $    275          $   (94)
                                      State                                   19              (20)
                                    Vacation accrual                           5               (4)
                                    Bad debts                                (92)               1
                                    Inventory valuation                      (91)            (586)
                                    Involuntary conversion                   (30)             (30)
                                    Insurance accrual                       (157)             321
                                    Promotion accrual                          6               49
                                    Prepayments:
                                      Debt extinguishment                    262             (262)
                                      Lease                                   48             (103)
                                    IRS settlement                        (1,000)               --
                                    Other                                    (86)            (327)
                                                                           -----           -------
                                        Total deferred taxes            $   (841)         $(1,055)
                                        ====================            =   =====         ========

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

Common Stock - Unissued shares of common stock reserved for conversion privileges were 33,695 at March 31, 1995, and July 31, 1994, 1993, and 1992.


9.  Quarterly Results (Unaudited)

The following is a summary of the unaudited interim results of operations by quarter:

                                                              First                 Second                 Third          Fourth
                                                              -----                 ------                 -----          ------
                                                                     (In thousands, except per share data)

Year ended March 31, 1995:
Net sales                                                     $ 88,827            $ 87,935               $ 57,311*
NA
Gross margin                                                    10,845              10,353                 10,590*              NA
Earnings from continuing operations                                733                 159                    292*              NA
Earnings from continuing operations per share                      .26                 .05                    .11*              NA
Net earnings                                                       733                 159                    292*              NA
Net earnings per common share                                      .26                 .05                    .11*              NA

Year ended July 31, 1994:
Net sales                                                     $ 62,003            $ 83,780               $ 82,586         $ 61,816
Gross margin                                                     8,618              12,426                 11,893           10,090
Earnings from continuing operations                                259               1,203                  1,784            2,095
Earnings from continuing operations per share                      .07                 .41                    .62              .74
Earnings before extraordinary item and
     accounting change                                           2,406               1,203                  1,857            2,238
Earnings before extraordinary item and
     accounting change per share                                   .80                 .41                    .64              .80
Net earnings                                                     4,412               1,203                  1,857            1,632
Net earnings per common share                                     1.47                 .42                    .66              .58

Year ended July 31, 1993:
Net sales                                                     $ 58,451            $ 71,510               $ 67,635         $ 59,806
Gross margin                                                     8,751               8,993                  6,355           11,160
Earnings (loss) from continuing operations                         129                (206)                  (153)           3,383
Earnings (loss) from continuing operations per share               .04                (.07)                  (.05)            1.10
Net earnings                                                       303                   4                    252            3,559
Net earnings per common share                                      .10                 .00                    .08             1.15

*Represents two months of activity.

Earnings for the fourth quarter (third quarter in 1995) have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated. The volatile nature of inventory quantities and costs within the food processing segment also necessitates estimates of interim changes to the Company's LIFO reserve.

10.  Retirement Plan

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

Pension expense includes the following:

                                                      (Eight Months)
                                                           1995                1994                 1993               1992
                                                           ----                ----                 ----               ----
                                                                             (In thousands)

Service cost for benefits earned during the period      $   484             $   818              $   838             $  701
Interest cost on projected benefit obligation               745                 998                  983                905
Actual (return) loss on plan assets                      (2,474)             (1,691)                (655)               337
Net deferral of actuarial gains (losses)                  1,593                 673                 (568)            (1,659)
Amortization of net unrecognized gain at
   August 1, 1987                                          (184)               (276)                (276)              (276)
Amortization of losses                                       --                 144                   --                 --
Amortization of prior service cost                           62                  94                   94                 94
                                                             --                  --                   --                 --
     Pension expense                                    $   226             $   760              $   416             $  102
     ===============                                    =   ===             =   ===              =   ===             =  ===


The following table summarizes the funded status and related amounts that are recognized in the consolidated balance sheets:

                                                           1995               1994                  1993               1992
                                                           ----               ----                  ----               ----
                                                                           (In thousands)

Actuarial present value of accumulated benefit obligation:
   Vested                                              $  10,717          $  11,214            $   8,478            $ 7,896
   Nonvested                                                 562                689                  507                262
                                                             ---                ---                  ---                ---
       Total                                           $  11,279          $  11,903            $   8,985            $ 8,158
       =====                                           =  ======          =  ======            =   =====            = =====

Plan assets at fair market value, primarily listed
   stocks and fixed income securities                  $  18,165          $  16,009            $  14,867            $14,739
Projected benefit obligation                              15,113             15,684               12,920             11,877
                                                          ------             ------               ------             ------
   Plan assets in excess of projected
   benefit obligation                                      3,052                325                1,947              2,862
Unrecognized gain at transition                           (4,647)            (4,832)              (5,108)            (5,384)
Unrecognized prior service cost                              688                750                  844                938
Unrecognized net (gain) loss                                (781)             2,295                1,616              1,299
                                                            -----             -----                -----              -----
       Accrued pension liability                       $  (1,688)         $  (1,462)           $    (701)           $  (285)
       =========================                       =  =======         =  =======           =    =====           =  ====

The projected benefit obligation was determined using an assumed discount rate of 8% and an assumed long-term salary increase rate of 5%. The assumed long-term rate of return on plan assets was 8.5%. The Plan holds the Company's stock with a fair market value of $2,678,000.

11.  Discontinued Operations

In August 1993 the Company completed its sale of the textile division for $8,400,000 in cash and reported a net gain of $2,273,000 in the first quarter of 1994. As a result of the sale, textile operations have been accounted for as discontinued operations in prior periods in the Consolidated Statements of Net Earnings.

Net sales for the textile division were $2,246,000 in 1994, $43,087,000 in 1993, and $49,265,000 in 1992. Total assets were $8,400,000 and total liabilities were $3,500,000 resulting in $4,900,000 of net assets as of the August 1993 closing.


12.  Fair Value of Financial Instruments

As of March 31, 1995, the carrying amount and the fair value of the Company's financial instruments, as determined under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", were as follows:

                                                                        Carrying        Estimated
                                                                          Amount       Fair Value
                                                                        --------       ----------
                                                                           (In thousands)

                                    Long-term debt, including
                                      current portion                   $226,162         $226,371
                                    Common stock of Moog Inc.              7,494            7,494

The estimated fair values were determined as follows:

     Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Common stock of Moog Inc. - Based on quoted market prices.

13. Acquisitions

On February 10, 1995 the Company acquired certain assets of the Green Giant division of The Pillsbury Company (referred to as "Pillsbury"), a subsidiary of Grand Metropolitan Incorporated. Under an Alliance Agreement concurrently executed by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury will continue to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired include certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price was based on the book value of the assets acquired. The purchase price of $86,093,000 was funded by a secured nonrecourse subordinated promissory note issued by the Company for $73,025,000 and the balance was funded out of working capital.

On August 17, 1994 the Company acquired the assets of M.C. Snack, Inc. of Yakima, Washington, a snack food maker of apple chips. The purchase price of $3,769,000 was funded out of working capital.

On December 20, 1993 the Company acquired certain assets of ERLY Juice, Inc. and WorldMark, Inc. The assets acquired include certain trademarks, inventory, accounts receivable, and manufacturing facilities located in Eau Claire, Michigan. Most of the products are sold under the TreeSweet brand. The purchase price was $8,372,000 which was funded out of working capital.

The Company acquired the Wapato, Washington juice processing business of Sanofi Bio-Industries, Inc. on November 30, 1993. The purchase price was $3,298,000 which was funded out of working capital.

All acquisitions were accounted for under the purchase method and, accordingly, the operating results of the acquired have been included in the consolidated operating results since the dates of acquisition.

The following summary, prepared on a pro forma basis, combines the consolidated results of operations as if Green Giant, M.C. Snack, ERLY and Sanofi were acquired at the beginning of the periods presented:

                                                                       (Eight Months)
                                                                            1995                      1994
                                                                            ----                      ----
                                                                                   (Unaudited)
                                                                  (In thousands, except per share amounts)


                  Net sales                                            $ 422,220                 $ 572,405
                  =========                                            = =======                 = =======

                  Net earnings from continuing operations              $   4,317                 $  10,041
                  =======================================              =   =====                 =  ======

                  Net earnings from continuing operations per share    $    1.54                 $    3.47
                  =================================================    =    ====                 =    ====

Independent Auditors' Report

To the Board of Directors
   and Stockholders of
Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 1995, July 31, 1994 and July 31, 1993, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for the eight months ended March 31, 1995 and for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 1995, July 31, 1994 and July 31, 1993, and the results of their operations and their cash flows for the eight months ended March 31, 1995 and for each of the three years in the period ended July 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, in fiscal 1994 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.


/s/Deloitte & Touche LLP


Rochester, New York
May 30, 1995

Directors

Robert T. Brady
President and Chief Executive Officer
Moog Inc.

David L. Call
Dean, College of Agriculture
and Life Sciences
Cornell University

Edward O. Gaylord
President
Gaylord & Company

G. Brymer Humphreys
President
Humphreys Farm Inc.

Kraig H. Kayser
President and Chief Executive Officer

Michael A. Schaeffer
Vice-President - Production,
Pillsbury Brands
Grand Metropolitan, PLC

Susan W. Stuart
Marketing Consultant

Arthur S. Wolcott
Chairman

Officers

Corporate

Arthur S. Wolcott
Chairman

Kraig H. Kayser
President and Chief Executive Officer

Alvin L. Gauvin
Senior Vice President, Branded Sales and Marketing

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

    Non-Branded Sales and
    Strategic Relations
    R. Russell Curtis
    Vice President

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

Manufacturing Plants
    and Warehouses

Food Group

Buhl, Idaho
Eau Claire, Michigan
Blue Earth. Minnesota
Glencoe, Minnesota
Montgomery, Minnesota
Rochester, Minnesota
Dundee, New York
East Williamson, New York
Geneva, New York
Marion, New York
Newark, New York
Oaks Corners, New York
Portland, New York
Seneca Castle, New York
Mountain Home, North Carolina
Kennett Square, Pennsylvania
Dayton, Washington
Othello, Washington
Prosser, Washington
Yakima, Washington
Baraboo, Wisconsin
Cumberland, Wisconsin
Jackson, Wisconsin
Janesville, Wisconsin
Mayville, Wisconsin

Non-Food Group

Chicopee, Massachusetts
Peabody, Massachusetts
Clifton Park, New York
Penn Yan, New York


Notice of Annual Meeting

The 1995 Annual Meeting of Shareholders will be held on Saturday, August 5, 1995, beginning at 9:00 A.M. at the Company's facilities at 74 Seneca Street, Dundee, New York. A formal notice of the meeting together with a proxy statement and proxy form will be mailed to shareholders of record as of June 16, 1995.

Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing. Requests should be sent to Devra A. Bevona, Seneca Foods Corporation, 1162 Pittsford-Victor Road, Pittsford, New York 14534.

Shareholder Information

The Company's common stock is traded on NASDAQ National Market System. The 2.8 million outstanding shares are owned by 639 shareholders of record. The high and low prices of the Company's common stock during each quarter of the past three years are shown below.

                                                  1995                  1994                   1993
                                                  ----                  ----                   ----
                  Quarter                    High        Low       High        Low       High          Low
                  -------                    ----        ---       ----        ---       ----          ---


                  First                  $  24.50   $  21.00    $ 19.50    $ 15.50    $ 16.00      $ 15.25
                  Second                    35.00      23.50      20.00      18.50      16.25        15.25
                  Third                     35.50      32.50      21.00      19.00      16.25        15.25
                  Fourth                       NA         NA      22.75      19.50      16.38        14.75


The Company may pay dividends on common stock only from consolidated net earnings available for distribution which were $1,382,000 as of March 31, 1995. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.