Form 10-K, Exhibit 13
period 1996-03-31
SENECA FOODS CORP /NY/
filed 1996-07-01
CIK 88948

                                                  Exhibit 13

Five Year Selected Financial Data

Summary of Operations and Financial Condition

                                                         (Eight Months)
Years ended March 31 and July 31,                   1996           1995          1994          1993           1992          1991
                                                    ----           ----          ----          ----           ----          ----
                                                                       (In thousands of dollars, except per share data)


Net sales                                      $ 507,988     $  234,073    $  290,185     $ 257,402     $  279,708      $279,973

Operating earnings (before Corporate
   interest and administrative expense)        $  16,418     $   11,380    $   18,251     $  10,029     $   13,122      $ 24,126
Earnings (loss) from continuing
   operations before extraordinary item and
   cumulative effect of accounting change        (10,147)         1,321         5,274         1,293           (157)        6,854
Earnings from discontinued operations                 --             --            90           965          1,663           651
Gain on the sale of discontinued operations           --             --         2,273            --             --            --
Earnings (loss) before extraordinary item and
   cumulative effect of accounting change        (10,147)         1,321         7,637         2,258          1,506         7,505
Extraordinary loss                                    --             --          (606)           --           (467)           --
Cumulative effect of accounting change                --             --         2,006            --             --            --
Net earnings (loss)                              (10,147)         1,321         9,037         2,258          1,039         7,505

Earnings (loss) from continuing
   operations per common share                 $   (1.81)    $      .23    $      .91     $     .21     $     (.03)      $  1.10
Earnings (loss) per common share before
   extraordinary item and cumulative
   effect of accounting change                     (1.81)           .23          1.31           .36            .24          1.21
Net earnings (loss) per common share               (1.81)           .23          1.55           .36            .16          1.21

Working capital                                $ 108,761     $  136,342    $   66,129     $  90,005     $   85,059     $  85,860
Inventories                                      229,759        138,113        98,202        88,181         94,718       100,405
Net property, plant, and equipment               222,720        179,718        78,216        74,089         81,718        82,754
Total assets                                    523,859         385,502       204,899       208,733        214,223       219,227
Long-term debt and capital lease
   obligations                                   226,574        221,480        51,476        72,556         77,614        79,938
Stockholders' equity                              90,939         90,821        88,620        84,698         81,090        81,912

Additions to property, plant, and equipment    $  67,897     $   26,966    $    9,384     $   1,723     $    8,702     $  17,167
Interest expense, net                             28,157          6,296         6,046         5,834         10,186         9,289

Net earnings/average equity                        (11.2) %         1.5%         10.4 %         2.7%           1.3 %         9.6%
Continuing earnings before taxes/sales              (3.0) %         0.9%          2.8 %         0.2%          (0.1)%         4.0%
Net earnings/sales                                  (2.0) %         0.6%          3.1 %         0.9%           0.4 %         2.7%
Long-term debt/equity                                249  %         244%           58 %          86%            96 %          98%
Current ratio                                      1.6:1          3.2:1         2.2:1         3.4:1          3.0:1         3.0:1

Common stockholder's equity per share          $   15.30     $    16.23    $    15.83     $   13.79     $    13.09      $  13.21
Class A National Market System
   closing price range                             20-15             --            --            --             --            --
Class B National Market System
   closing price range                             22-16      17 3/4-10 1/2 11 3/8-7 3/4  8 3/16-7 3/8   10 5/8-7 5/8   12 5/8-10
Common cash dividends declared per share              --             --            --            --             --            --
Price earnings ratio                                  NM           74.5x          6.9x         21.5x          48.4x          8.3x

1995 represents eight months ended March 31.

1995-1991 have been restated to reflect the Company's change from the LIFO inventory valuation method to the FIFO inventory valuation method and to reflect the stock spilt in the form of a dividend.

NM - not meaningful.

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

During December 1995 the Company sold its Peabody, Massachusetts facility for cash resulting in net cash proceeds of $6.3 million and a gain of $4.3 million before income tax expense. The Company had leased this facility to a third party. In addition, during September 1995 the Company entered into a sale and leaseback transaction whereby three of its wastewater facilities in New York State were sold to the Wayne County Water and Sewer Authority for net proceeds of $9.3 million.

During February 1995 the Company acquired certain assets (see Acquisitions, note
12) of the Green Giant Division of The Pillsbury Company (referred to as "Pillsbury"), a subsidiary of Grand Metropolitan Incorporated. Under an Alliance Agreement concurrently executed by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury will continue to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the
Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired included certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price of $86.1 million was funded by a subordinated note issued by the Company for $73.0 million and the balance was funded out of working capital. This subordinated note decreased $6.0 million in 1996 as a result of an agreement reached with Pillsbury to convert that amount to the Company's Class A Common Stock. Such conversion was completed in March 1996. The subordinated note is expected to increase approximately $8.0 million in 1997 due to the addition of capital projects that Pillsbury has completed and green bean processing equipment acquired from Pillsbury which is being transferred to the Company.

In conjunction with this acquisition, the Company entered into a revolving credit facility for up to $150.0 million from a syndicate of eleven banks. In addition, the Company issued two new senior debt notes. The first was a $75.0 million unsecured note issued to The Prudential Insurance Company of America, with repayment due beginning in March 1998, a final maturity date of February 2005, and an interest rate of 10.78% (see Long-Term Debt, note 4). The second was a $50.0 million unsecured note issued to John Hancock Mutual Life Insurance Company, with repayment due beginning in March 2001, a final maturity of January 2009, and an interest rate of 10.81%. The proceeds of these two notes were used to finance or replenish working capital for the following: 1) capital expenditures of $50.0 million related to the Alliance Agreement with Pillsbury;
2) repayment of two notes due an insurance company, one repaid in July 1994 for $13.8 million, the other repaid when the new debt was issued for $26.6 million;
3) three small acquisitions made over the previous fifteen months totaling $15.6 million; and 4) the balance, $19.0 million, for capital expenditures made over the previous three years.

During 1994 the Company prepaid an issue of high interest long-term debt totaling $13.8 million. This resulted in an extraordinary loss of $0.6 million after taxes. Also during 1994 the Company made two small acquisitions totaling $11.7 million. The debt prepayment and acquisitions were funded from working capital (see below) and current operations. During 1994 and 1993 the Company had no new long-term financing.

As mentioned above, during 1995 the Company entered into an unsecured revolving credit agreement for up to $150.0 million. Previously, the Company maintained uncommitted lines of credit. The peak borrowings reached $144.2 million during 1996. Credit lines provide for interest rate options based on Prime, Eurodollar, or Money Market. There were $113.0 million of borrowings outstanding under these lines at the end of 1996, $1.6 million at the end of 1994, and none at the end of 1995 and 1993.

The decrease in cash and short-term investments of $6.6 million over the three and two-thirds year period ended in 1996 was primarily due to Green Giant acquisition of $86.1 million, the debt prepayments totaling $40.4 million; three small acquisitions totaling $15.6 million; the common stock retirement of $5.1 million; capital additions of $67.9 million, $27.0 million, $9.4 million, and $1.7 million, in 1996, 1995, 1994, and 1993, respectively; and smaller items not identified. This was partially offset by the proceeds of the four new long-term debt issues totaling $207.3 million; proceeds from the disposal of the textile segment of $8.4 million; an income tax refund in 1993 of $4.2 million; and net earnings.

The 1996 capital expenditures of $67.9 million are substantially due to a major capital expansion, which began in 1995, integrated six of Pillsbury's Green Giant vegetable processing plants and significantly increased the Company's own production capabilities to accommodate the production of four Pillsbury plants that were concurrently closed. This capital expansion was originally expected to be $50.0 million, but to meet our ambitious goals, an additional $25.0 million was spent on this project, primarily in our New York State operations in order to meet operational needs of the Alliance. The 1995 capital expenditures of $27.0 million largely reflect spending related to the Alliance with Pillsbury as mentioned above. During 1994 capital expenditures were higher than both 1993 and 1992. During 1995 the Company began installation of a green bean processing line in the Eastern Division, cold storage facilities in the Central Division in the midwest and northwest, and a frozen vegetable processing expansion in the Central Division. During 1994 the Company upgraded its vegetable processing and juice bottling equipment in the Eastern Division.

During August 1993 the Company sold its textile division for approximately $8.4 million. It represented about 6% of the Company's assets and 13% of the Company's sales in 1993.

Subsequent to the 1996 year-end, the Company sold its investment in Moog Inc. Class A Common Stock back to Moog which generated $12.9 million in net cash proceeds. In addition, besides the proceeds from the sale of the Peabody, Massachusetts facility in 1996 mentioned above for $6.3 million, the Company has entered into an agreement to sell its Clifton Park, New York warehouse later in 1997, which will generate an additional $2.5 million in net cash proceeds.

Results of Operations

During 1995, the Company changed its fiscal year-end to March 31 from July 31. With the acquisition of the Green Giant plants, vegetables now represent a substantial portion of the Company's business. The July year-end fell in the middle of the pack season for certain vegetable commodities while March 31 is before the pack season begins.

Net sales for 1996 were $508.0 million which includes $152.0 million of sales to Pillsbury under the Alliance. If 1996 net sales are compared with the last full year sales (1994), the increase for the two year period is 22.7% excluding the effect of the Alliance. The Company's sales were $234.1 million in the eight month transition period ended 1995. It is not appropriate to annualize this amount since vegetables tend to be sold on a more seasonal basis. A full year's sales in 1995 would have shown an increase over 1994. Sales increased by 12.7% in 1994 and decreased 8.0% in 1993.

In 1996 vegetable unit sales were lower due to a less than budget pack. Unit vegetable selling prices dropped in 1996, while apple pricing rose due to the world-wide shortage of processing apples. In 1995 vegetable unit sales were sharply higher due to the industry-wide large packs. Unit selling prices were down which partially offset the vegetable dollar sales increases due to volume. The three small acquisitions (one in 1995 and two in 1994) also contributed to the increase (see Acquisitions, note 12). In 1994 vegetable sales increased 9.5% due to sharply higher unit selling prices that resulted from 1993's flooding in the midwest. In 1994 fruit and juice sales were up 16.7% led by apple juice which was up 9.3%. The two small acquisitions also contributed to the increase (see Acquisitions, note 12). In 1993 vegetable sales declined 12.4% due to lower unit sales and selling prices while apple and grape sales declined by 8.4% and 2.1%, respectively. This was partially offset by an increase in co-pack sales. Vegetable sales decreased due, in part, to a continued oversupply of processed vegetables in the industry.

The 1996 results include a non-recurring charge of $15.1 million, before income tax benefit, due to a combination of start-up costs related to the Pillsbury Alliance and severe drought conditions in New York State throughout the entire summer. The Company undertook an ambitious capital expenditure program related to the Pillsbury Alliance. In the relatively short time between the February 1995 closing of the Pillsbury Alliance and the beginning of the 1995 vegetable pack, 37 separate major capital projects needed to be completed. There were some unforeseen problems related to a few of these projects, mostly in the New York plants. Some of the used equipment transferred from the closed plants had operating difficulties and were not always easily repaired, thus causing downtime. Therefore, plant throughput and yields were poor at some plants resulting in unfavorable manufacturing variances. The problems were magnified when the drought and the hot weather conditions forced the uneven timing of maturities of vegetables.

In 1996 earnings decreased for the following reasons: 1) the $15.1 million non-recurring charge detailed above, 2) higher apple cost of product sold due to a world-wide shortage of processing apples, and 3) lower selling prices on vegetables due to an ongoing industry oversupply. In 1995 earnings decreased due, in part, to lower selling prices caused by an industry-wide oversupply of processed vegetables. In 1994 earnings increased for the following reasons: 1) lower apple cost of product sold due to a greater availability of apples, 2) higher selling prices on vegetables which more than offset higher cost of product sold, 3) the sale of the textile segment and, 4) the $2.0 million gain due to implementing Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes" (see Income Taxes, note 6). In 1993 earnings increased for the following reasons: 1) lower apple cost of product sold due to a greater availability of apples, 2) lower interest cost since there were lower short-term rates, 3) the refinancing of some Industrial Revenue Bonds and, 4) the $1.7 million of interest income from the Internal Revenue Service (see Income Taxes, note 6).

In 1996, the Company changed its inventory valuation method from the lower of cost; last-in, first-out; or market to the lower of cost; first-in, first-out; or market. The major reason for changing to the FIFO method is because, the majority of the Company's production and inventories are designated for sale to Pillsbury (under the Alliance Agreement) at prices based upon FIFO cost of production by pack year. In addition, the increase in the Company's production volume resulting from the Alliance Agreement, and other factors, has caused a reduction in the overhead cost per unit of the Company's other production, thus changing the basic cost structure of the Company's non-Pillsbury production. The change has been applied retroactively by restating the financial statements of prior years (see Summary of Significant Accounting Policies, note 1).

In general, inflation played a relatively small role in the operating results and cash flows of 1996, 1995, 1994 and 1993 since the Company depreciates its fixed assets under accelerated depreciation methods for tax purposes.

Accounting for Impairment of Long-Lived Assets - SFAS 121

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," must be adopted by the Company in 1997. The standard requires that impairment losses be recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment and, therefore, does not believe the adoption of the standard will have a material effect on its financial position or results of operations.


Consolidated Statements of Net Earnings
- --------------------------------------------------------------------------------------------------------
Seneca Foods Corporation and Subsidiaries

                                                                            (Eight Months)
Years ended March 31 and July 31,                                 1996               1995                1994               1993
                                                                  ----               ----                ----               ----

                                                                       (In thousands of dollars, except share amounts)

Revenue:
   Net sales                                                 $  507,988          $ 234,073          $  290,185         $  257,402
   Other income (Note 13)                                         4,271                 --                  --                 --
                                                                -------            -------             -------            -------
                                                                512,259            234,073             290,185            257,402

Costs and expenses:
   Cost of product sold                                         452,584            202,068             247,261            224,957
   Selling, general, and administrative expense                  31,640             23,620              28,824             26,166
   Interest expense, net of interest income of $180,
     $116, $528, and $1,865, respectively (Note 6)               28,157              6,296               6,046              5,834
   Non-recurring charge (Note 14)                                15,078                 --                  --                 --
                                                                -------            -------             -------            -------
                                                                527,459            231,984             282,131            256,957

Earnings (loss) from continuing operations before
   income taxes, extraordinary item and cumulative
   effect of accounting change                                  (15,200)             2,089               8,054                445
Income taxes (Note 6)                                            (5,053)               768               2,780               (848)
                                                                -------              -----               -----              -----
Earnings (loss) from continuing operations before
   extraordinary item and cumulative effect of
   accounting change                                            (10,147)             1,321               5,274              1,293
Earnings from discontinued operations, less
   applicable income taxes of $46 and $591
   (Note 10)                                                         --                 --                  90                965
Gain on the sale of discontinued operations, less
   applicable income taxes of  $1,171 (Note 10)                      --                 --               2,273                 --
Extraordinary loss on early extinguishment of debt,
   less applicable income tax benefit of $312                        --                 --                (606)                --
Cumulative effect of accounting change (Note 6)                      --                 --               2,006                 --
                                                                -------             ------              ------              -----
     Net earnings (loss)                                     $  (10,147)         $   1,321          $    9,037           $  2,258
                                                                =======             ======              ======              =====
Earnings (loss) from continuing operations
   per common share                                          $    (1.81)         $     .23          $      .91
$  .21
Earnings from discontinued operations per
   common share                                                      --                 --                 .01                .15
Gain on the sale of discontinued operations
   per common share                                                  --                 --                 .39                 --
Extraordinary loss on early extinguishment
   of debt per common share                                          --                 --                (.11)                --
Cumulative effect of accounting change per
   common share                                                      --                 --                 .35                 --
                                                                  -----             ------               -----               ----
     Net earnings (loss) per common share                    $    (1.81)         $     .23          $     1.55             $  .36
                                                               ========            =======            ========            =======
Weighted average shares outstanding                           5,621,991          5,593,110           5,797,726          6,170,666
                                                              =========          =========           =========          =========

See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries

March 31 and July 31,                                                               1996                  1995                1994
                                                                                    ----                  ----                ----
                                                                                                    (In thousands)

Assets
Current Assets:
   Cash and short-term investments                                            $    1,297            $   26,538            $  2,325
   Common Stock of Moog Inc. (Note 2)                                             12,863                    --                  --
   Accounts receivable, less allowance for doubtful accounts
     of $165, $227, and $183, respectively                                        51,118                32,601              18,651
   Inventories:
     Finished products                                                           138,953                70,322              52,022
     In process                                                                   63,730                19,531              17,980
     Raw materials and supplies                                                   27,076                48,260              28,200
   Refundable income taxes (Note 6)                                                3,503                    --                 890
   Deferred tax asset (Note 6)                                                        53                    --                  --
   Prepaid expenses                                                                1,041                   801                 343
                                                                                 -------               -------             -------
       Total Current Assets                                                      299,634               198,053             120,411
Common Stock of Moog Inc. (Note 2)                                                 1,048                 7,494               6,079
Other Assets                                                                         457                   237                 193
Property, Plant, and Equipment (Note 5):
   Land                                                                            4,832                 7,810               4,714
   Buildings                                                                      92,283                89,298              51,462
   Equipment                                                                     251,859               189,545             122,865
                                                                                 -------               -------             -------
                                                                                 348,974               286,653             179,041
Less accumulated depreciation and amortization                                   126,254               106,935             100,825
                                                                                 -------               -------             -------
       Net Property, Plant, and Equipment                                        222,720               179,718              78,216
                                                                                 -------               -------             -------
         Total Assets                                                         $  523,859            $  385,502          $  204,899
                                                                                 =======               =======             =======
Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable (Note 3)                                                     $  113,000            $       --            $  1,600
   Accounts payable                                                               48,930                36,089              31,829
   Accrued expenses                                                               28,253                19,599              13,541
   Current portion of long-term debt and capital lease obligations                   690                 5,594               6,349
   Deferred tax liability (Note 6)                                                    --                   304                 963
   Income taxes (Note 6)                                                              --                   125                  --
                                                                                 -------               -------             -------
     Total Current Liabilities                                                   190,873                61,711              54,282
Long-Term Debt (Note 4)                                                          216,928               220,677              50,619
Capital Lease Obligations (Note 5)                                                 9,646                   803                 857
Deferred Gain (Note 5)                                                             4,059                    --                  --
Deferred Income Taxes (Note 6)                                                    11,414                11,490              10,521
Commitments (Note 5)                                                                  --                    --                  --
                                                                                 -------               -------             -------
       Total Liabilities                                                         432,920               294,681             116,279
Stockholders' Equity (Notes 4 and 7):
   Preferred stock                                                                    70                    70                  70
   Common stock                                                                    2,666                 1,880               1,880
     Total Capital Stock                                                           2,736                 1,950               1,950
   Additional paid-in capital                                                      5,913                    --                  --
   Net unrealized gain on available-for-sale
     securities (Note 2)                                                           5,169                   892                  --
   Retained earnings                                                              77,121                87,979              86,670
                                                                                 -------               -------             -------
       Total Stockholders' Equity                                                 90,939                90,821              88,620
                                                                                 -------               -------             -------
         Total Liabilities and Stockholders' Equity                           $  523,859            $  385,502          $  204,899
                                                                                 =======               =======             =======

See notes to consolidated financial statements.


Consolidated Statements of Cash Flows
- ---------------------------------------------------------------------------------------------------------
Seneca Foods Corporation and Subsidiaries

                                                                                   (Eight Months)
Years ended March 31 and July 31,                                           1996             1995              1994           1993
                                                                            ----             ----              ----           ----
                                                                                             (In thousands)

Cash flows from operating activities:
   Net earnings (loss)                                                $  (10,147)       $   1,321         $   9,037        $ 2,258
   Adjustments to reconcile net earnings (loss) to net cash provided (used) by operations:
       Depreciation and amortization                                      23,563            6,773             9,253          9,270
       Deferred income taxes                                              (2,215)             446              (606)           661
       Gain on the sale of assets                                         (4,271)              --            (3,444)            --
       Cumulative effect of accounting change                                 --               --            (2,006)            --
       Extraordinary losses on early extinguishment of debt                   --               --               606             --
       Changes in operating assets and liabilities:
         Accounts receivable                                             (18,517)         (13,536)            4,142            822
         Inventories                                                     (91,646)         (25,256)           (9,935)         6,537
         Prepaid expenses                                                   (240)            (458)             (147)            22
         Accounts payable, accrued expenses,
           and other liabilities                                          21,376            3,275            16,117         (7,981)
         Income taxes                                                     (3,985)             356              (494)           573
                                                                         -------          -------           -------        -------
       Net cash provided (used) by operations                            (86,082)         (27,079)           22,523         12,162

Cash flows from investing activities:
   Additions to property, plant, and equipment                           (67,897)         (26,966)           (9,384)        (1,723)
   Proceeds from the sale of assets                                        8,904               --             8,356             --
   Disposals of property, plant, and equipment                               876              527               866             82
   Acquisitions                                                               --          (16,837)          (11,670)            --
                                                                         -------          -------           -------         ------
       Net cash used in investing activities                             (58,117)         (43,276)          (11,832)        (1,641)

Cash flows from financing activities:
   Notes payable                                                         113,000           (1,600)           1,600              --
   Proceeds from issuance of long-term debt and
     sale and leaseback                                                    9,258          125,000                --             --
   Payments of long-term debt and capital lease obligations               (3,068)         (28,776)          (19,788)        (2,345)
   Other assets                                                             (220)             (44)               21           (137)
   Dividends paid                                                            (12)             (12)              (23)           (23)
   Common stock retirements                                                   --               --            (5,092)          (384)
   Extraordinary losses on early extinguishment of debt                       --               --              (606)            --
                                                                         -------          -------           -------        -------
       Net cash provided (used) in financing activities                  118,958           94,568           (23,888)        (2,889)

Net increase (decrease) in cash and short-term investments               (25,241)          24,213           (13,197)         7,632
Cash and short-term investments, beginning of year                        26,538            2,325            15,522          7,890
                                                                         -------          -------           -------         ------
Cash and short-term investments, end of year                          $    1,297        $  26,538         $   2,325      $  15,522
                                                                         =======           ======           =======         ======

Supplemental  disclosures  of cash flow  information:  Cash paid during the year for:
     Interest                                                         $   26,480        $   5,543         $   7,170       $  9,400
     Income taxes                                                          1,147              (33)            4,785          1,076
Supplemental information on noncash investing and
   financing activities:
     The Company reached an agreement with Pillsbury to convert $6,000,000 of its subordinated note into the Company's Class A Common Stock in 1996.
     The Company issued a secured nonrecourse subordinated promissory note for
     $73,025,000 in 1995 in conjunction with the acquisition of certain Green
     Giant assets.

See notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries

                               Preferred Stock
                               ---------------
                                   6%     Class A 10%
                       Cumulative Par  Cumulative Par                                                  Net Unrealized
                           Value $.25     Value $.025          Class A         Class B   Additional    Gain (Loss) on
                      Callable at Par     Convertible     Common Stock    Common Stock      Paid-In    Available-For-     Retained
                               Voting          Voting   Par Value $.25  Par Value $.25      Capital   Sale Securities     Earnings
                      ---------------  --------------   --------------  --------------   ----------   ---------------     --------
                                       (In thousands, except share amounts)

Shares authorized             200,000       1,400,000       10,000,000      10,000,000
                              =======       =========       ==========      ==========
Shares issued and
   outstanding:
   July 31, 1993              200,000         807,240               --       6,137,332
                              =======         =======        =========       =========
   July 31, 1994              200,000         807,240               --       5,593,110
                              =======         =======        =========       =========
   March 31, 1995             200,000         807,240               --       5,593,110
                              =======         =======        =========       =========
   March 31, 1996             200,000         807,240        3,143,125       2,796,555
                              =======         =======        =========       =========
Balance July 31, 1992             $50             $20              $--          $1,954       $3,535          $ (1,757)   $  77,288
   Net earnings                    --              --               --              --           --                --        2,258
   Cash dividends paid
     on preferred stock            --              --               --              --           --                --          (23)
   Retirement of
     common stock                  --              --               --              (6)        (378)               --           --
   Net unrealized gain             --              --               --              --           --             1,757           --
                                  ---             ---              ---          ------       ------          --------      -------
Balance July 31, 1993              50              20               --           1,948        3,157                --       79,523
   Net earnings                    --              --               --              --           --                --        9,037
   Cash dividends paid
     on preferred stock            --              --               --              --           --                --          (23)
   Retirement of
     common stock                  --              --               --             (68)      (3,157)               --       (1,867)
                                  ---             ---              ---          ------       ------          --------      -------
Balance July 31, 1994              50              20               --           1,880           --                --       86,670
   Net earnings                    --              --               --              --           --                --        1,321
   Cash dividends paid
     on preferred stock            --              --               --              --           --                --          (12)
   Net unrealized gain             --              --               --              --           --               892           --
                                  ---             ---              ---          ------       ------          --------      -------
Balance March 31, 1995             50              20               --           1,880           --               892       87,979
   Net loss                        --              --               --              --           --                --      (10,147)
   Cash dividends paid
     on preferred stock            --              --               --              --           --                --          (12)
   Debt to equity conversion       --              --               87              --        5,913                --           --
   Stock split in the form of
     a dividend                    --              --              699              --           --                --         (699)
   Net unrealized gain             --              --               --              --           --             4,277           --
                                  ---             ---              ---          ------       ------          --------      -------
Balance March 31, 1996            $50             $20             $786          $1,880       $5,913          $  5,169    $  77,121
                                  ===             ===             ====          ======       ======          ========      =======

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
- --------------------------------------------------

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing operating 28 plants and warehouses in nine states. The Company markets branded and private label processed foods to retail customers and institutional food distributors.

Accounting  Period - In 1995, the Company  changed its fiscal  year-end to March
31. Fiscal 1995 is an eight-month transition period ended March 31, 1995.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized primarily upon shipment of products.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion. During 1996, the Company sold to Pillsbury $152,013,000 of canned and frozen vegetables under its Alliance Agreement (see Acquisitions, note 12), which represented 30% of net sales.

The Company places substantially all its interest-bearing investments with financial institutions and monitors credit exposure.

Cash and Short-Term Investments - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased for a maturity of three months or less as short-term investments.

Inventories  -  Inventories  are  stated at lower of cost;  first-in,  first-out
(FIFO); or market. During 1996, the Company changed its inventory valuation method from the lower of cost last-in, first-out (LIFO); or market, to the lower of cost; FIFO; or market. The change has been applied retroactively by restating the financial statements for prior years. The major reason for changing to the FIFO method is because, the majority of the Company's production and inventories are designated for sale to Pillsbury (under the Alliance Agreement) at prices based upon FIFO cost of production by pack year. In addition, the increase in the Company's production volume resulting from the Alliance Agreement, and other factors, has caused a reduction in the overhead cost per unit of the Company's other production, thus changing the basic cost structure of the Company's non-Pillsbury production. The cumulative effect of the change (reported as an increase in retained earnings as of July 31, 1992) of $5,262,000 represents the effect on net earnings of the reversal of the LIFO reserve at that date. The effect of this accounting change on net earnings as previously reported follows:

                                                                        (Eight Months)
                                                                                  1995              1994             1993
                                                                                  ----              ----             ----
                                                                                              (In thousands)

                  Earnings from continuing operations before
                    extraordinary item and cumulative effect
                    of accounting change as previously reported                 $1,184           $ 5,341         $  3,153
                  Effect of accounting change, net of income taxes                 137               (67)          (1,860)
                                                                                ------           -------         --------
                      As restated                                               $1,321           $ 5,274         $  1,293
                                                                                ======           =======         ========
                  Per share amounts as previously reported                      $  .21           $   .92         $    .51
                  Effect of accounting change, net of income taxes                 .02              (.01)            (.30)
                                                                                ------           -------         --------
                      As restated                                               $  .23           $   .91              .21
                                                                                ======           =======         ========
                  Net earnings as previously reported                           $1,184           $ 9,104         $  4,118
                  Effect of accounting change, net of income taxes                 137               (67)          (1,860)
                                                                                ------           -------         --------
                      As restated                                               $1,321           $ 9,037         $  2,258
                                                                                ======           =======         ========
                  Per share amounts as previously reported                      $  .21           $  1.56         $    .66
                  Effect of accounting change, net of income taxes                 .02              (.01)            (.30)
                                                                                ------           -------         --------
                      As restated                                               $  .23           $  1.55         $    .36
                                                                                ======           =======         ========

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

Earnings per Common Share - Primary earnings per share are calculated on the basis of weighted average common shares outstanding since the effect of common stock equivalents is immaterial. The difference between primary and fully diluted earnings per share is also immaterial. Prior year earnings per share have been restated to reflect the stock split in the form of a dividend.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated. The consolidated financial statements include the Company's estimate of its liability to Pillsbury under the Alliance Agreement for inventory costing adjustments.

2.  Common Stock of Moog Inc.

The Company's investment in the common stock of Moog Inc. is carried at fair value in 1996 and 1995 in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities". There were no realized gains or losses in 1996, 1995, 1994, or 1993, and gross unrealized holding gains of $7,832,000 at March 31, 1996, $1,416,000 at March 31, 1995, and $708,000 at July 31, 1994. The Company owns about 7% of the voting stock of Moog Inc. as of March 31, 1996. Subsequent to March 31, 1996, the Company sold its class A common stock back to Moog which resulted in a realized gain of $7,503,000, before income taxes, which will be recognized as income in the first quarter of 1997. Accordingly, this portion of the Company's investment has been classified as a current asset as of March 31, 1996.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. During 1995 the Company entered into an unsecured revolving credit agreement with various banks. At March 31, 1996, the Company had $4,195,000 outstanding for letters of credit and an unsecured revolving line of credit totaling $150,000,000. The line is renewable in 1998 and provides for loans of varying maturities at rate options based on Prime, Eurodollar, or Money Market.

Selected details are as follows:

                                                              1996              1995             1994              1993
                                                              ----              ----             ----              ----
                                                                    (In thousands of dollars)

         Borrowings at year end:
           Amount                                         $113,000           $    --           $1,600               $--
           Interest rate                                      7.69%               --             5.34%               --
         Maximum borrowings during the year               $144,161           $54,140           $7,000           $38,300
         Average borrowings during the year:
           Amount                                         $ 83,498           $20,467            $ 158           $14,703
           Interest rate                                      7.66%             6.06%            4.53%             4.17%

The average borrowings were computed by dividing the total daily outstanding balances by 365 days. The average interest rate was computed by dividing the actual interest expense by the average borrowings.

4.  Long-Term Debt

                                                                                             1996             1995          1994
                                                                                             ----             ----          ----
                                                                                                    (In thousands)

Note payable to insurance company, 10.78%, due through 2005                              $ 75,000         $ 75,000       $    --
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                  67,025           73,025            --
Note payable to insurance company, 10.81%, due through 2009                                50,000           50,000            --
Note payable to insurance company, 9.78%, paid in full in 1995                                 --               --        28,300
Industrial Revenue Development Bonds, variable rate or 8.21%, due through 2028             24,625           26,480        26,780
Other                                                                                         547            1,657         1,723
                                                                                          -------          -------        ------
                                                                                          217,197          226,162        56,803
Less current portion                                                                          269            5,485         6,184
                                                                                          -------          -------        ------
                                                                                         $216,928         $220,677       $50,619
                                                                                          =======          =======        ======

Debt agreements provide various financial covenants including a provision that the Company may pay dividends on stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 1996. All provisions have been met at March 31, 1996.

During 1996, the Company reduced the amount owed on its secured nonrecourse subordinated promissory note to The Pillsbury Company by converting the first two payments totaling $6,000,000 into shares of Class A Common Stock.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000 which are backed by direct pay letters of credit.

Debt repayment requirements for the next five fiscal years are:

                                     (In thousands)
                               1997             $    269
                               1998                9,246
                               1999               11,221
                               2000               15,860
                               2001               15,860

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of industrial development agency financing instruments and limited obligation special revenue bonds which bear interest rates from 3.55% to 6.75%. Other leases include non-cancelable operating leases expiring at various dates through 2016.

During 1996, the Company entered into a sale and leaseback transaction whereby three of its wastewater facilities in New York State were sold for $9,258,000 and leased back under a 20-year lease agreement. This transaction produced a gain of $4,178,000 which was deferred and is being amortized over the 20-year lease period.

Leased assets under capital leases consist of the following:

                                                          1996              1995             1994
                                                          ----              ----             ----
                                                                      (In thousands)
                  Land                                 $   160            $   93           $   93
                  Buildings                              1,792             1,792            1,792
                  Equipment                             10,385             1,194            1,167
                                                        ------             -----            -----
                                                        12,337             3,079            3,052
                  Less accumulated amortization          2,555             1,821            1,791
                                                        ------             -----            -----
                                                       $ 9,782            $1,258           $1,261
                                                        ======             =====            =====

The following is a schedule by year of minimum payments due under leases as of March 31, 1996:

                                                                  Operating           Capital
                                                                  ---------           -------
                                                                         (In thousands)

                  Year ending March 31:
                    1997                                            $ 3,624           $   849
                    1998                                              2,730               842
                    1999                                              2,133               843
                    2000                                              1,654               843
                    2001                                              1,297               843
                    2002-2016                                         2,237            10,487
                                                                    -------            ------
                  Total minimum payments required                   $13,675            14,707
                                                                    =======
                  Less interest                                                         4,640
                                                                                       ------
                    Present value of minimum lease payments                            10,067
                  Amount due within one year                                              421
                                                                                       ------
                      Long-term capital lease obligations                             $ 9,646

                                                                                       ======

Aggregate rental expense in 1996, 1995, 1994, and 1993 was $7,043,000, $2,031,000, $2,190,000, and $2,266,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes includes the effect of continuing and discontinued operations and the extraordinary items as follows:

                                                             (Eight Months)
                                                        1996           1995           1994            1993
                                                        ----           ----           ----            ----
                                                                           (In thousands)
                         Current:
                           Federal                   $(3,282)         $ 716         $2,970         $ 1,365
                           State                         762            107            430             178
                                                       -----            ---          -----           -----
                                                      (2,520)           823          3,400           1,543
                         Deferred:
                           Federal                    (1,961)          (123)           239          (1,752)
                           State                        (572)            68             46             (48)
                                                       -----            ---          -----           -----
                                                      (2,533)           (55)           285          (1,800)
                                                       -----            ---          -----           -----
                             Total income taxes      $(5,053)         $ 768         $3,685         $  (257)
                                                       =====            ===          =====           =====

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

At March 31, 1996, the Company has Research and Development Credits to carryforward in the amount of $83,000 of which $31,000 will expire in the year 2010 and $52,000 will expire in 2011, and Alternative Minimum Tax Credits in the amount of $1,176,000 to offset future years regular tax expense. State Net Operating Loss carryforwards of approximately $4,661,000 are available to offset future state tax expense, approximately one-half will expire in 2001 and the balance will expire in 2012.

The cumulative effect of the adoption of SFAS No. 109 on August 1, 1993 was $2,006,000. This change is reported in the 1994 Consolidated Statements of Net Earnings. As permitted under this rule, prior years financial statements have not been restated to apply the provisions of SFAS No. 109.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                      1996             1995              1994           1993
                                                      ----             ----              ----
                  Computed (expected tax rate)       (34.0)%           34.0 %            34.0 %         34.0 %
                  State income taxes (net of
                    federal tax benefit)               0.8              6.2               2.4            4.3
                  Depreciation adjustment               --               --                --            0.2
                  IRS settlement                        --               --                --          (50.0)
                  Other                                 --             (3.5)             (1.9)          (1.3)
                                                      ----             ----              ----           ----
                    Effective tax rate               (33.2)%           36.7 %            34.5 %        (12.8)%
                                                      ====             ====              ====           ====


The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1996, March 31, 1995 and July 31, 1994:

                                                          1996              1995             1994
                                                          ----              ----             ----
                                                                  (In thousands)

                  Deferred tax liabilities:
                    Basis and depreciation difference  $10,728           $10,208          $ 9,946
                    LIFO                                 3,237             3,298            2,779
                    Moog investment                      2,663               524               --
                    State taxes                                              618              758         789
                    Other                                   --                --              538
                                                        ------            ------           ------
                                                        17,246            14,788           14,052
                  Deferred tax assets:
                    Inventory valuation                  2,046                27              584
                    Future tax credits                   1,254               720               --
                    Employee benefits                    1,149               756              586
                    Pension                                863               574              497
                    Insurance                              395               381              466
                    Other                                  178               424              321
                    Sales tax                               --               112              114
                                                        ------            ------           -------
                                                         5,885             2,994            2,568
                                                        ------            ------           ------
                      Deferred tax liability           $11,361           $11,794          $11,484
                                                        ======            ======           ======

Net current deferred tax assets of $53,000 as of March 31, 1996 and net current deferred tax liabilities of $304,000 and $963,000 as of March 31, 1995 and July 31, 1994, respectively, are recognized in the Consolidated Balance Sheets. Also recognized is net non-current deferred tax liabilities of $11,414,000, $11,490,000 and $10,521,000 for the respective years as of March 31, 1996, March 31, 1995 and July 31, 1994. Certain items in the prior year have been reclassified to conform to current year classifications.

Prior to the change in accounting methods, the source of deferred tax items and the corresponding tax effects during 1993 was as follows:

                                                                       1993
                                                                       ----
                                                                  (In thousands)

                                    Accelerated depreciation:
                                      Federal                      $    275
                                      State                              19
                                    Vacation accrual                      5
                                    Bad debts                           (92)
                                    Inventory valuation              (1,045)
                                    Involuntary conversion              (30)
                                    Insurance accrual                  (157)
                                    Promotion accrual                     6
                                    Prepayments:
                                      Debt extinguishment               262
                                      Lease                              48
                                    IRS settlement                   (1,000)
                                    Other                               (91)
                                                                      -----
                                      Total deferred taxes         $ (1,800)
                                                                      =====

7.  Stockholders' Equity

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

Common  Stock  -  A  proposed   amendment  to  the  Company's   Certificate   of
Incorporation which effected a recapitalization of the Company by creating a second class of common stock (which was distributed to all common shareholders as a stock split in the form of a dividend) was adopted at the Annual Meeting held on August 5, 1995. This recapitalization amendment (i) reclassified the existing Common Stock as Class B Common Stock, (ii) authorized a new class of 10,000,000 shares designated as Class A Common Stock and (iii) established the express terms of the Class A Common Stock and the Class B Common Stock. The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

In 1996, the Company reached an agreement with Pillsbury to convert $6,000,000 of its subordinated note into 346,570 shares of the Company's Class A Common Stock.

Unissued shares of common stock reserved for conversion privileges were 33,695 at March 31, 1996 and 1995 and July 31, 1994 and 1993.

8.  Quarterly Results (Unaudited)

The following is a summary of the unaudited interim results of operations by quarter:

                                                             First            Second            Third            Fourth
                                                             -----            ------            -----            ------
                                                                           (In thousands, except per share data)

Year ended March 31, 1996:
Net sales                                                  $81,945          $131,979         $201,032          $ 93,032
Gross margin                                                13,416            13,655           12,253            16,080
Net earnings (loss)                                             55           (10,349)             218               (71)
Net earnings (loss) per common share                           .01             (1.85)             .04              (.01)

Year ended March 31, 1995:
Net sales                                                  $88,827          $ 87,935         $ 57,311         *$     NA
Gross margin                                                10,845            10,353           10,807*               NA
Net earnings                                                   733               159              429*               NA
Net earnings per common share                                  .13               .02              .08*               NA

Year ended July 31, 1994:
Net sales                                                  $62,003          $ 83,780         $ 82,586           $61,816
Gross margin                                                 8,618            12,426           11,893             9,987
Earnings from continuing operations                            259             1,203            1,784             2,028
Earnings from continuing operations per share                  .04               .21              .31               .35
Earnings before extraordinary item and
   accounting change                                         2,406             1,203            1,857             2,171
Earnings before extraordinary item and
   accounting change per share                                 .40               .21              .33               .37
Net earnings                                                 4,412             1,203            1,857             1,565
Net earnings per common share                                  .73               .21              .33               .28

*Represents two months of activity.

The second quarter of 1996 results include a nonrecurring charge of $15,078,000 before income tax benefit, due to start-up costs related to the Pillsbury Alliance (see Acquisitions, Note 12).

The 1995 and 1994 results have been restated to reflect the change in 1996 from the LIFO inventory valuation method to the FIFO inventory valuation method and to reflect the stock split in the form of a dividend.

Earnings for the fourth quarter (third quarter in 1995) have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.

9.  Retirement Plan

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

Pension expense includes the following:

                                                                     (Eight Months)
                                                           1996                1995                 1994               1993
                                                           ----                ----                 ----               ----
                                                                             (In thousands)

Service cost for benefits earned during the period      $ 1,336             $   484              $   818             $  838
Interest cost on projected benefit obligation             1,210                 745                  998                983
Actual return on plan assets                             (2,372)             (2,474)              (1,691)              (655)
Net deferral of actuarial gains (losses)                    860               1,593                  673               (568)
Amortization of net unrecognized gain at
   August 1, 1987                                          (276)               (184)                (276)              (276)
Amortization of losses                                       --                  --                  144                 --
Amortization of prior service cost                           94                  62                   94                 94
                                                          -----               -----                -----              -----
   Pension expense                                      $   852             $   226              $   760             $  416
                                                          =====               =====                =====              =====

The following table summarizes the funded status and related amounts that are recognized in the consolidated balance sheets:

                                                            1996               1995                 1994
                                                            ----               ----                 ----
                                                                           (In thousands)

Actuarial present value of accumulated benefit obligation:
     Vested                                             $ 12,227           $ 10,717             $ 11,214
     Nonvested                                               683                562                  689
                                                          ------             ------               ------
       Total                                            $ 12,910           $ 11,279             $ 11,903
                                                          ======             ======               ======
Plan assets at fair market value, primarily listed
   stocks and fixed income securities                   $ 19,718           $ 18,165             $ 16,009
Projected benefit obligation                              17,242             15,113               15,684
                                                          ------             ------               ------
   Plan assets in excess of projected
     benefit obligation                                    2,476              3,052                  325
Unrecognized gain at transition                           (4,371)            (4,647)              (4,832)
Unrecognized prior service cost                              594                688                  750
Unrecognized net (gain) loss                              (1,239)              (781)               2,295
                                                           -----              -----                -----
     Accrued pension liability                          $ (2,540)          $ (1,688)            $ (1,462)
                                                           =====              =====                =====

The projected benefit obligation was determined using an assumed discount rate of 8% and an assumed long-term salary increase rate of 5%. The assumed long-term rate of return on plan assets was 8.5%. The Plan holds the Company's stock with a fair market value of $2,463,000.

10.  Discontinued Operations

In August 1993 the Company completed its sale of the textile division for $8,400,000 in cash and reported a net gain of $2,273,000 in the first quarter of 1994. As a result of the sale, textile operations have been accounted for as discontinued operations in prior periods in the Consolidated Statements of Net Earnings.

Net sales for the textile division were $2,246,000 in 1994 and $43,087,000 in 1993. Total assets were $8,400,000 and total liabilities were $3,500,000 resulting in $4,900,000 of net assets as of the August 1993 closing.

11.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments, as determined under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," are summarized as follows:

                                                                  1996                       1995                    1994
                                                                  ----                       ----                    ----
                                                         Carrying      Estimated     Carrying    Estimated   Carrying    Estimated
                                                           Amount     Fair Value       Amount   Fair Value     Amount   Fair Value
                                                         --------     ----------     --------   ----------   --------   ----------
                                                                                 (In thousands)


         Long-term debt, including current portion       $217,197       $226,015     $226,162     $226,371    $56,803      $60,074
         Notes payable                                    113,000        113,000            -            -      1,600        1,600
         Common stock of Moog Inc.                         13,911         13,911        7,494        7,494      6,079        6,787

The estimated fair values were determined as follows:

     Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of these instruments.

     Common stock of Moog Inc. - Based on quoted market prices.

12. Acquisitions

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

On August 17, 1994 the Company acquired the assets of M.C. Snack, Inc. of Yakima, Washington, a snack food maker of apple chips. The purchase price was $3,769,000 which was funded out of working capital.

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

13.  Other Income.

Other income in 1996 consisted of the gain on the sale of the Peabody, Massachusetts warehouse totaling $4,271,000 before income taxes.

14.  Non-Recurring Charge.

The 1996 operating results include a non-recurring charge of $15,078,000, before income tax benefit, due to a combination of start-up costs related to the Pillsbury Alliance and severe drought conditions in New York State throughout the entire summer. The Company undertook an ambitious capital expenditure program related to the Pillsbury Alliance. In the relatively short time between the February 1995 closing of the Pillsbury Alliance and the beginning of the 1995 vegetable pack, 37 separate major capital projects needed to be completed. There were some unforeseen problems related to a few of these projects, mostly in the New York plants. Some of the used equipment transferred from the closed plants had operating difficulties and were not always easily repaired, thus causing downtime. Throughput and yields were poor at some plants resulting in unfavorable manufacturing variances. The problems were magnified when the drought and the hot weather conditions forced the uneven timing of maturities of vegetables.

Independent Auditors' Report

To the Board of Directors
   and Stockholders of
Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 1996, March 31, 1995 and July 31, 1994, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for the year ended March 31, 1996, the eight months ended March 31, 1995 and for each of the two years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 1996, March 31, 1995 and July 31, 1994, and the results of their operations and their cash flows for the year ended March 31, 1996, the eight months ended March 31, 1995 and for each of the two years in the period ended July 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in fiscal 1996 the Company changed its method of accounting for inventories and, retroactively, restated the 1995, 1994, and 1993 consolidated financial statements for the change. Further, as discussed in Note 6 to the consolidated financial statements, in fiscal 1994 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE LLP


/s/Deloitte & Touche LLP

Rochester, New York
May 31, 1996

===============================================================================

===============================================================================

Shareholder Information

The Company's common stock is traded on NASDAQ National Market System. The 3.1 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 475 and 470 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past three years are shown below.

         Class A:                                 1996                  1995                   1994
                                                  ----                  ----                   ----
                      Quarter                High        Low       High        Low       High          Low
                                             ----        ---       ----        ---       ----          ---


                      First               $    --    $    --     $   --     $   --     $   --       $   --
                      Second                20.00      19.50         --         --         --           --
                      Third                 19.75      15.00         --         --         --           --
                      Fourth                19.00      15.25         --         --         --           --



         Class B:                                 1996                  1995                   1994
                                                  ----                  ----                   ----
                      Quarter                High        Low       High        Low       High          Low
                                             ----        ---       ----        ---       ----          ---
                      First               $ 17.88    $ 16.75    $ 12.25    $ 10.50     $ 9.75       $ 7.75
                      Second                22.00      17.25      17.50      11.75      10.00         9.25
                      Third                 21.25      16.50      17.75      16.25      10.50         9.50
                      Fourth                20.00      16.00         NA         NA      11.38         9.75


The Company may pay dividends on stock only from consolidated net earnings available for distribution which were none as of March 31, 1996. Payment of dividends to common stockholders is made at the discretion of the Company's
Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.