Form 10-K, Exhibit 13
period 1997-03-31
SENECA FOODS CORP /NY/
filed 1997-06-27
CIK 88948


                                   Exhibit 13

Five Year Selected Financial Data

Summary of Operations and Financial Condition
                                                                                                       (Eight Months)
Years ended March 31 and July 31,                     1997         1996          1995          1994           1993           1992
---------------------------------------------------------------------------------------------------------------------------------
                                                                           (In thousands of dollars, except per share data)

Net sales                                         $730,135     $507,988      $234,073      $290,185       $257,402       $279,708
---------------------------------------------------------------------------------------------------------------------------------
Operating earnings (before Corporate
   interest and administrative expense)          $  44,165    $  16,418    $   11,380     $  18,251      $  10,029      $  13,122
Earnings (loss) from continuing
   operations before extraordinary item and
   cumulative effect of accounting change            7,531      (10,147)        1,321         5,274          1,293           (157)
Earnings from discontinued operations                   --           --            --            90            965          1,663
Gain on the sale of discontinued operations             --           --            --         2,273             --             --
Earnings (loss) before extraordinary item and
   cumulative effect of accounting change            7,531      (10,147)        1,321         7,637          2,258          1,506
Extraordinary loss                                      --           --            --          (606)            --           (467)
Cumulative effect of accounting change                  --           --            --         2,006             --             --
Net earnings (loss)                                  7,531      (10,147)        1,321         9,037          2,258          1,039
---------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing
   operations per common share                  $     1.27   $    (1.81)   $      .23     $     .91     $      .21      $    (.03)
Earnings (loss) per common share before
   extraordinary item and cumulative
   effect of accounting change                        1.27        (1.81)          .23          1.31            .36            .24
Net earnings (loss) per common share                  1.27        (1.81)          .23          1.55            .36            .16
---------------------------------------------------------------------------------------------------------------------------------

Working capital                                   $128,732     $108,761      $136,342     $  66,129      $  90,005       $ 85,059
Inventories                                        158,197      229,759       138,113        98,202         88,181         94,718
Net property, plant, and equipment                 207,439      222,720       179,718        78,216         74,089         81,718
Total assets                                       416,023     523,859        385,502       204,899        208,733        214,223
Long-term debt and capital lease
   obligations                                     224,128      226,574       221,480        51,476         72,556         77,614
Stockholders' equity                                93,736       90,939        90,821        88,620         84,698         81,090
---------------------------------------------------------------------------------------------------------------------------------

Additions to property, plant, and equipment      $  11,650   $   67,897    $   26,966     $   9,384     $    1,723      $   8,702
Interest expense, net                               28,827       28,157         6,296         6,046          5,834         10,186
---------------------------------------------------------------------------------------------------------------------------------

Net earnings/average equity                            8.2%       (11.2)%         1.5%         10.4%           2.7%          1.3 %
Continuing earnings before taxes/sales                 1.6%        (3.0)%         0.9%          2.8%           0.2%          (0.1)%
Net earnings/sales                                     1.0%        (2.0)%         0.6%          3.1%           0.9%          0.4 %
Long-term debt/equity                                  239%        249 %          244%           58%            86%           96 %
Current ratio                                        2.7:1        1.6:1         3.2:1         2.2:1          3.4:1          3.0:1
---------------------------------------------------------------------------------------------------------------------------------

Common stockholder's equity per share           $    15.77   $    15.30    $    16.23     $   15.83     $    13.79      $   13.09
Class A National Market System
   closing price range                           18 3/4-14 3/4    20-15            --            --         --               --
Class B National Market System
   closing price range                               19-14 1/2    22-16     17 3/4-10 1/2  11 3/8-7 3/4   8 3/16-7 3/8  10 5/8-7 5/8
Common cash dividends declared per share                --           --            --            --             --             --
Price earnings ratio                                  13.7x          NM          74.5x          6.9x          21.5x          48.4x
---------------------------------------------------------------------------------------------------------------------------------

1995 represents eight months ended March 31 due to a change in the Company's fiscal year end.  1994-1992 ended July 31.

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

During May 1996 the Company sold its investment in Moog Inc. Class A Common Stock to Moog. This sale generated cash proceeds of $12.9 million and a pre-tax gain of $7.5 million. During August 1996 the Company sold its Clifton Park, New York facility for cash resulting in cash proceeds of $4.6 million and a gain of $1.6 million before income tax expense. The Company had leased this facility to a third party.

The sales increase discussed below reduced the Company's inventory by $71.6 million as of the 1997 year-end.

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

During February 1995 the Company acquired certain assets (see Acquisitions, note
12) of the Green Giant Division of The Pillsbury Company (referred to as "Pillsbury"), a subsidiary of Grand Metropolitan Incorporated. Under an Alliance Agreement concurrently executed by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the
Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired included certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price of $86.1 million was funded by a subordinated note issued by the Company for $73.0 million and the balance was funded out of working capital. This subordinated note decreased $6.0 million in 1996 as a result of an agreement reached with Pillsbury to convert that amount to the Company's Class A Common Stock. Such conversion was completed in March 1996. The subordinated note increased by $7.6 million in 1997 due to the addition of capital projects that Pillsbury has completed and green bean processing equipment acquired from Pillsbury, which was transferred to the Company.

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

During 1994 the Company prepaid an issue of high interest long-term debt totaling $13.8 million. This resulted in an extraordinary loss of $0.6 million after taxes. Also during 1994 the Company made two small acquisitions totaling $11.7 million. The debt prepayment and acquisitions were funded from working capital (see below) and current operations. During 1994 the Company had no new long-term financing.

As mentioned above, during 1995 the Company entered into an unsecured revolving credit agreement for up to $150.0 million. Previously, the Company maintained uncommitted lines of credit. Credit lines provide for interest rate options based on Prime, Eurodollar, or Money Market. There were $18.0 million of borrowings outstanding under these lines at the end of 1997 and $113.0 million at the end of 1996.

The decrease in cash and short-term investments of $13.9 million over the three and two-thirds year period ended in 1997 was primarily due to Green Giant acquisition of $86.1 million, the debt prepayments totaling $40.4 million; three small acquisitions totaling $15.6 million; the common stock retirement of $5.1 million; capital additions of $11.7 million, $67.9 million, $27.0 million, and $9.4 million, in 1997, 1996, 1995, and 1994, respectively; and smaller items not identified. This was partially offset by the proceeds of the four new long-term debt issues totaling $207.3 million; proceeds from the sale of Moog Inc. stock of $12.9 million, proceeds from the disposal of two warehouses totaling $13.5 million; proceeds from the disposal of the textile segment of $8.4 million; and net earnings.

The 1997 capital expenditures are down substantially from 1996. The largest project was the green bean expansion in Cumberland, Wisconsin related to the Alliance where $4.4 million was spent in 1997. The 1996 capital expenditures of $67.9 million are substantially due to a major capital expansion, which began in 1995, integrating six of Pillsbury's Green Giant vegetable processing plants and significantly increasing the Company's own production capabilities to accommodate the production of four Pillsbury plants that were concurrently closed. This capital expansion was originally expected to be $50.0 million, but to meet the Company's ambitious goals, an additional $25.0 million was spent on this project, primarily in the New York State operations in order to meet operational needs of the Alliance. The 1995 capital expenditures of $27.0 million largely reflect spending related to the Alliance with Pillsbury as mentioned above. During 1995 the Company began installation of a green bean processing line in the Eastern Division, cold storage facilities in the Central Division in the Midwest and Northwest, and a frozen vegetable processing expansion in the Central Division. During 1994 the Company upgraded its vegetable processing and juice bottling equipment in the Eastern Division.

During August 1993 the Company sold its textile division for approximately $8.4 million. It represented about 6% of the Company's assets and 13% of the Company's sales in 1993.

Subsequent to the 1997 year-end, the Company completed two acquisitions. The first acquisition was Aunt Nellie's Farm Kitchen, which produces, markets, and sells fruit and vegetable products from plants in the Midwest, for approximately $24.4 million. The fruit product part of the business is in the process of being sold by the Company. The second acquisition was the Curtice Burns canned branded and private label vegetable business for approximately $30.9 million (see Acquisitions, note 12).

Results of Operations

During 1995, the Company changed its fiscal year-end to March 31 from July 31. With the acquisition of the Green Giant plants, vegetables now represent a substantial portion of the Company's business. The July year-end fell in the middle of the pack season for certain vegetable commodities while March 31 is before the pack season begins.

Net sales for 1997 were $730.1 million, which includes $391.7 million sold of Green Giant vegetables. During 1997 the Company sold for cash, at the request of an independent third party, on a bill and hold basis, all the remaining Green Giant vegetables (see Summary of Significant Accounting Policies, note 1). Net sales for 1996 were $508.0 million, which includes $168.0 million of sales to Pillsbury under the Alliance. In 1997 non-Alliance sales decreased by $1.6 million. If 1996 net sales are compared with the last full year sales (1994), the increase for the two year period is 22.7% excluding the effect of the Alliance. The Company's sales were $234.1 million in the eight month transition period ended 1995. It is not appropriate to annualize this amount since vegetables tend to be sold on a more seasonal basis. A full year's sales in 1995 would have shown an increase over 1994. Sales increased by 12.7% in 1994. In 1997 vegetable unit sales increased due to larger packs than the prior year. In 1997 vegetable unit prices increased for part of the year but declined later in the year due to excess inventories. In 1996 vegetable unit sales were lower due to a less than budget pack. Unit vegetable selling prices dropped in 1996, while apple pricing rose due to the worldwide shortage of processing apples. In 1995 vegetable unit sales were sharply higher due to the industry-wide large packs. Unit selling prices were down which partially offset the vegetable dollar sales increases due to volume. The three small acquisitions (one in 1995 and two in 1994) also contributed to the increase (see Acquisitions, note 12). In 1994 vegetable sales increased 9.5% due to sharply higher unit selling prices that resulted from 1993's flooding in the Midwest. In 1994 fruit and juice sales were up 16.7% led by apple juice which was up 9.3%. The two small acquisitions also contributed to the increase (see Acquisitions, note 12).

The 1997 results include a $7.5 million pre-tax gain on the sale of Moog Inc. Class A Common Stock back to Moog and a pre-tax gain on the sale of a Clifton Park, New York warehouse of $1.6 million. The 1996 results include a non-recurring charge of $15.1 million, before income tax benefit, due to a combination of start-up costs related to the Pillsbury Alliance and severe drought conditions in New York State throughout the entire summer. The Company undertook an ambitious capital expenditure program related to the Pillsbury Alliance. In the relatively short time between the February 1995 closing of the Pillsbury Alliance and the beginning of the 1995 vegetable pack, 37 separate major capital projects needed to be completed. There were some unforeseen problems related to a few of these projects, mostly in the New York plants. Some of the used equipment transferred from the closed plants had operating difficulties and were not always easily repaired, thus causing downtime. Therefore, plant throughput and yields were poor at some plants resulting in unfavorable manufacturing variances. The problems were magnified when the drought and the hot weather conditions forced the uneven timing of maturities of vegetables.

In 1997 earnings increased for the following reasons: 1) the Moog gain of $7.5 million detailed above, 2) higher vegetable selling prices for part of the year,
3) the gain on the sale of the New York warehouse of $1.6 million detailed above, and 4) greater sales under the Alliance agreement produced additional earnings. In 1996 earnings decreased for the following reasons: 1) the $15.1 million non-recurring charge detailed above, 2) higher apple cost of product sold due to a world-wide shortage of processing apples, and 3) lower selling prices on vegetables due to an ongoing industry oversupply. In 1995 earnings decreased due, in part, to lower selling prices caused by an industry-wide oversupply of processed vegetables. In 1994 earnings increased for the following reasons: 1) lower apple cost of product sold due to a greater availability of apples, 2) higher selling prices on vegetables which more than offset higher cost of product sold, 3) the sale of the textile segment, and 4) the $2.0 million gain due to implementing Statement of Financial Accounting Standards
(SFAS) 109, "Accounting for Income Taxes" (see Income Taxes, note 6).

In 1996, the Company changed its inventory valuation method from the lower of cost; last-in, first-out; or market to the lower of cost; first-in, first-out; or market. The major reason for the change is the Alliance inventories are on the first-in, first-out method which represent the majority of the Company's inventory dollars. The change had been applied retroactively in 1996 by restating the financial statements of prior years.

In general, inflation played a relatively small role in the operating results and cash flows of 1997, 1996, 1995 and 1994.

Earnings Per Share - SFAS No. 128

The Company must adopt Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," in 1998. Early adoption of the Statement is not permitted. The new standard requires dual presentation of basic and diluted earnings per share (EPS) on the face of the Consolidated Statements of Net Earnings and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. The Company's current EPS calculation conforms to basic EPS as defined in the new Statement. Diluted EPS will not be materially different from basic EPS since potential common shares in the form of convertible preferred shares are not materially dilutive (see Summary of Significant Accounting Policies, note 1).



Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
                                                                                                  (Eight Months)
Years ended March 31 and  July 31,                                 1997               1996                1995               1994
---------------------------------------------------------------------------------------------------------------------------------
(In thousands of dollars, except share amounts)

Revenue:
   Net sales                                                   $730,135           $507,988            $234,073           $290,185
   Other income (Note 13)                                         8,308              4,271                  --                 --
---------------------------------------------------------------------------------------------------------------------------------
                                                                738,443            512,259             234,073            290,185
---------------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                         669,261            452,584             202,068            247,261
Selling, general, and administrative expense                     28,609             31,640              23,620             28,824
Interest expense, net of interest income of $185,
     $180, $116, and $528, respectively                          28,827             28,157               6,296              6,046
Non-recurring charge (Note 14)                                       --             15,078                  --                 --
---------------------------------------------------------------------------------------------------------------------------------
                                                                726,697            527,459             231,984            282,131
---------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations before
   income taxes, extraordinary item and cumulative
   effect of accounting change                                   11,746            (15,200)              2,089              8,054
Income taxes (Note 6)                                             4,215             (5,053)                768              2,780
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before
   extraordinary item and cumulative effect of
   accounting change                                              7,531            (10,147)              1,321              5,274
Earnings from discontinued operations, less
   applicable income taxes of $46 (Note 10)                          --                 --                  --                 90
Gain on the sale of discontinued operations, less
   applicable income taxes of  $1,171 (Note 10)                      --                 --                  --              2,273
Extraordinary loss on early extinguishment of debt,
   less applicable income tax benefit of $312                        --                 --                  --               (606)
Cumulative effect of accounting change (Note 6)                      --                 --                  --              2,006
                                                             --------------------------------------------------------------------
     Net earnings (loss)                                     $    7,531          $ (10,147)         $    1,321         $    9,037
=================================================================================================================================

Earnings (loss) from continuing operations
   per common share                                          $     1.27          $   (1.81)         $      .23         $      .91
Earnings from discontinued operations per
   common share                                                      --                 --                  --                .01
Gain on the sale of discontinued operations
   per common share                                                  --                 --                  --                .39
Extraordinary loss on early extinguishment
   of debt per common share                                          --                 --                  --               (.11)
Cumulative effect of accounting change per
   common share                                                      --                 --                  --                .35
                                                             --------------------------------------------------------------------
     Net earnings (loss) per common share                    $     1.27          $   (1.81)         $      .23         $     1.55
=========================================================================================== =====================================
Weighted average shares outstanding                           5,939,680          5,621,991          5,593,110 5,797,726
=======================================================================================================================

See notes to consolidated financial statements.



Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries

March 31,                                                                                                 1997                1996
----------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Assets
Current Assets:
   Cash and short-term investments                                                                  $    1,584          $    1,297
   Common stock of Moog Inc. (Notes 2 and 13)                                                               --              12,863
   Accounts receivable, less allowance for doubtful accounts
     of $200 and $165, respectively                                                                     36,477              51,118
   Inventories:
     Finished products                                                                                  75,898             138,953
     In process                                                                                         35,373              63,730
     Raw materials and supplies                                                                         46,926              27,076
   Refundable income taxes (Note 6)                                                                         --               3,503
   Deferred tax asset (Note 6)                                                                           6,156                  53
   Prepaid expenses                                                                                      4,432               1,041
                                                                                                    ------------------------------
       Total Current Assets                                                                            206,846             299,634
----------------------------------------------------------------------------------------------------------------------------------
 Other Assets (Note 2)                                                                                   1,738               1,505
----------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment (Note 5):
   Land                                                                                                  5,449               4,832
   Buildings                                                                                            88,959              92,283
   Equipment                                                                                           261,444             251,859
                                                                                                    ------------------------------
                                                                                                       355,852             348,974
Less accumulated depreciation and amortization                                                         148,413             126,254
                                                                                                    ------------------------------
       Net Property, Plant, and Equipment                                                              207,439             222,720
----------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                 $416,023            $523,859
==================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable (Note 3)                                                                            $  18,000            $113,000
   Accounts payable                                                                                     24,435              48,930
   Accrued expenses                                                                                     25,615              28,253
   Current portion of long-term debt and capital lease obligations                                       9,465                 690
   Income taxes (Note 6)                                                                                   599                  --
                                                                                                    ------------------------------
     Total Current Liabilities                                                                          78,114             190,873
Long-Term Debt (Note 4)                                                                                214,848             216,928
Capital Lease Obligations (Note 5)                                                                       9,280               9,646
Deferred Gain and Other Liabilities (Note 5)                                                             4,248               4,059
Deferred Income Taxes (Note 6)                                                                          15,797              11,414
Commitments (Note 5)                                                                                        --                  --
                                                                                                    ------------------------------
       Total Liabilities                                                                               322,287             432,920
----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity (Notes 4 and 7):
   Preferred stock                                                                                          70                  70
   Common stock                                                                                          2,666               2,666
                                                                                                    ------------------------------
     Total Capital Stock                                                                                 2,736               2,736
   Additional paid-in capital                                                                            5,913               5,913
   Net unrealized gain on available-for-sale securities (Note 2)                                           435               5,169
   Retained earnings                                                                                    84,652              77,121
                                                                                                    ------------------------------
       Total Stockholders' Equity                                                                       93,736              90,939
----------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                   $416,023            $523,859
==================================================================================================================================

See notes to consolidated financial statements.



Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
                                                                                                       (Eight Months)
Years ended March 31 and July 31,                                           1997             1996              1995           1994
----------------------------------------------------------------------------------------------------------------------------------
(In thousands)

Cash flows from operating activities:
   Net earnings (loss)                                                 $   7,531       $  (10,147)        $   1,321       $  9,037
   Adjustments to reconcile net earnings (loss) to
     net cash provided (used) by operations:
       Depreciation and amortization                                      26,338           23,563             6,773          9,253
       Deferred income taxes                                              (1,868)          (2,215)              446           (606)
       Gain on the sale of assets                                         (8,308)          (4,271)               --         (3,444)
       Cumulative effect of accounting change                                 --               --                --         (2,006)
       Extraordinary losses on early extinguishment of debt                   --               --                --            606
       Changes in operating assets and liabilities:
         Accounts receivable                                              14,641          (18,517)          (13,536)         4,142
         Inventories                                                      71,562          (91,646)          (25,256)        (9,935)
         Prepaid expenses                                                 (3,391)            (240)             (458)          (147)
         Accounts payable, accrued expenses,
           and other liabilities                                         (23,327)          21,376             3,275         16,117
         Income taxes                                                      6,653           (3,985)              356           (494)
                                                                      -------------------------------------------------------------
       Net cash provided by (used in) operations                          89,831          (86,082)          (27,079)        22,523
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceeds from sale of common stock of Moog Inc.                        12,863               --                --             --
   Additions to property, plant, and equipment                           (11,650)         (67,897)          (26,966)        (9,384)
   Proceeds from the sale of assets                                        4,643            8,904                --          8,356
   Disposals of property, plant, and equipment                               699              876               527            866
   Acquisitions                                                               --               --           (16,837)       (11,670)
                                                                      -------------------------------------------------------------
       Net cash provided by (used in) investing activities                 6,555          (58,117)          (43,276)       (11,832)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Net (payments) borrowings on notes payable                            (95,000)         113,000            (1,600)         1,600
   Proceeds from issuance of long-term debt and
     sale and leaseback                                                    1,343            9,258           125,000             --
   Payments of long-term debt and capital lease obligations               (2,572)          (3,068)          (28,776)       (19,788)
   Other assets                                                              130             (220)              (44)            21
   Dividends paid                                                             --              (12)              (12)           (23)
   Common stock retirements                                                   --               --                --         (5,092)
   Extraordinary loss on early extinguishment of debt                         --               --                --           (606)
                                                                      -------------------------------------------------------------
       Net cash provided by (used in) financing activities               (96,099)         118,958            94,568        (23,888)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and short-term investments                   287          (25,241)           24,213        (13,197)
Cash and short-term investments, beginning of year                         1,297           26,538             2,325         15,522
                                                                      ------------------------------------------------------------
Cash and short-term investments, end of year                           $   1,584       $    1,297         $  26,538       $  2,325
==================================================================================================================================

Supplemental  disclosures of cash flow information:  Cash paid (received) during the year for:
     Interest                                                           $ 28,751       $   26,480         $   5,543       $  7,170
     Income taxes                                                           (570)           1,147               (33)         4,785
Supplemental information on noncash investing and financing activities:
     In  1997  an  additional  $7,558  was  added  to  the  secured  nonrecourse subordinated note in conjunction with the acquisition of additional assets.
     The Company  reached an agreement  with  Pillsbury to convert $6,000 of its subordinated  note into the  Company's  Class A Common  Stock in 1996.  The
     Company  issued a  secured  nonrecourse  subordinated  promissory  note for
     $73,025 in 1995 in conjunction  with the acquisition of certain Green Giant assets.

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
                               Voting          Voting   Par Value $.25  Par Value $.25      Capital   Sale Securities     Earnings
----------------------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)

Shares authorized             200,000       1,400,000       10,000,000      10,000,000
======================================================================================
Shares issued and outstanding:
   July 31, 1994              200,000         807,240               --       5,593,110
======================================================================================
   March 31, 1995             200,000         807,240               --       5,593,110
======================================================================================
   March 31, 1996             200,000         807,240        3,143,125       2,796,555
======================================================================================
   March 31, 1997             200,000         807,240        3,143,125       2,796,555
======================================================================================

 Balance July 31, 1993            $50             $20             $ --          $1,948      $ 3,157          $     --     $ 79,523
   Net earnings                    --              --               --              --           --                --        9,037
   Cash dividends paid
     on preferred stock            --              --               --              --           --                --          (23)
   Retirement of
     common stock                  --              --               --             (68)      (3,157)               --       (1,867)
----------------------------------------------------------------------------------------------------------------------------------
Balance July 31, 1994              50              20               --           1,880           --                --       86,670
   Net earnings                    --              --               --              --           --                --        1,321
   Cash dividends paid
     on preferred stock            --              --               --              --           --                --          (12)
   Net unrealized gain change      --              --               --              --           --               892           --
----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1995             50              20               --           1,880           --               892       87,979
   Net loss                        --              --               --              --           --                --      (10,147)
   Cash dividends paid
     on preferred stock            --              --               --              --           --                --          (12)
   Debt to equity conversion       --              --               87              --        5,913                --           --
   Stock split in the form of
     a dividend                    --              --              699              --           --                --         (699)
   Net unrealized gain change      --              --               --              --           --             4,277           --
----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1996             50              20              786           1,880        5,913             5,169       77,121
   Net earnings                    --              --               --              --           --                --        7,531
   Net unrealized gain change      --              --               --              --           --            (4,734)          --
----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1997            $50             $20             $786          $1,880      $ 5,913          $    435     $ 84,652
==================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 32 plants and warehouses in nine states. The Company markets branded and private label processed foods to retail customers and institutional food distributors.

Accounting  Period - In 1995, the Company  changed its fiscal  year-end to March
31. Fiscal 1995 is an eight-month transition period ended March 31, 1995.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized primarily upon shipment of products. During 1997 and 1996, the Company sold $205,633,000 and $167,994,000, respectively, of canned and frozen vegetables to Pillsbury under its Alliance Agreement (see Acquisitions, note 12), which represented 28% and 33%, respectively, of net sales. During 1997, the Company sold for cash, at the request of an independent third party, on a bill and hold basis, all of the remaining Green Giant vegetables. At the time of the sales, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. The Company had performed all of its obligations with respect to the specified finished goods inventory sold. Sales under these agreements were $186,091,000, or 26% of net sales. Total net sales in 1997 of Green Giant vegetables were $391,724,000 or 54% of net sales.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. With the exception of the aforementioned relationship with Pillsbury, wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion. The Company places substantially all its interest-bearing investments with financial institutions and monitors credit exposure.

Cash and Short-Term Investments - The Company considers all highly liquid instruments purchased with a maturity of three months or less as short-term investments.

Inventories  -  Inventories  are  stated at lower of cost;  first-in,  first-out
(FIFO); or market.

Income Taxes - The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Depreciation - Property, plant, and equipment is stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. During 1997, the Company adopted SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This Statement requires that impairment losses be recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment and determined that no impairment loss need be recognized for applicable assets of continuing operations.

Earnings per Common Share - Primary earnings per share are calculated on the basis of weighted average common shares outstanding since the effect of common stock equivalents is immaterial. The difference between primary and fully diluted earnings per share is also immaterial.

In March 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which will be in effect for the Company's fourth quarter ended March 31, 1998. Early adoption of the Statement is not permitted. The Company's current earnings per share calculation conforms to basic earnings per share as defined in the new Statement. Had SFAS No. 128 been effective for the years 1997, 1996, 1995, and 1994, reported net earnings per share, on an unaudited, proforma basis, would have been as follows:

                                                                                      (Eight Months)
                  Years ended March 31 and July 31,               1997           1996           1995            1994
                  --------------------------------------------------------------------------------------------------

                  Basic                                          $1.27         $(1.81)          $.23           $1.55
                  Diluted                                         1.25          (1.81)           .23            1.55


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

2.  Common Stock of Moog Inc.

The Company's investment in the common stock of Moog Inc. is carried at fair value in 1997 and 1996 in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". There was a realized gain of $7,501,000 before income taxes in 1997. There were no realized gains or losses in 1996, 1995, or 1994 and gross unrealized holding gains of $695,000 and $7,832,000, at March 31, 1997 and 1996, respectively.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. During 1995 the Company entered into an unsecured revolving credit agreement with various banks. At March 31, 1997, the Company had $7,119,000 outstanding for letters of credit and an unsecured revolving line of credit totaling $150,000,000. The line is renewable in 1998 and provides for loans of varying maturities at rate options based on Prime, Eurodollar, or Money Market. This unsecured revolving line of credit provides for various financial covenants. All provisions have been meet at March 31, 1997.

As of March 31, 1997 and 1996, the amounts borrowed under the revolving line of credit were $18,000,000 and $113,000,000, respectively. The weighted average interest rate on the amounts borrowed during these periods were 7.94% and 7.66%, respectively.

4.  Long-Term Debt

                                                                                                              1997          1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                (In thousands)

Note payable to insurance company, 10.78%, due through 2005                                              $  75,000      $ 75,000
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                   74,583        67,025
Note payable to insurance company, 10.81%, due through 2009                                                 50,000        50,000
Industrial Revenue Development Bonds, variable rate, due through 2028                                       22,630        24,625
Other                                                                                                        1,738           547
                                                                                                 -------------------------------
                                                                                                           223,951       217,197
Less current portion                                                                                         9,103           269
                                                                                                 -------------------------------
                                                                                                          $214,848      $216,928
                                                                                                 ===============================

Debt agreements provide various financial covenants including a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 1997. All provisions have been met at March 31, 1997.

During 1997, the Company increased the amount owed on its secured nonrecourse subordinated promissory note to The Pillsbury Company by $7,558,000 due to the acquisition of additional assets.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000 which are backed by direct pay letters of credit.

Debt repayment requirements for the next five fiscal years are:

                                 (In thousands)
                                 1998  $ 9,103
                                 1999   11,082
                                 2000   15,724
                                 2001   15,728
                                 2002   17,797

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of industrial development agency financing instruments and limited obligation special revenue bonds which bear interest rates from 3.55% to 6.75%. Other leases include non-cancelable operating leases expiring at various dates through 2007.

During 1996, the Company entered into a sale and leaseback transaction whereby three of its wastewater facilities in New York State were sold for $9,258,000 and leased back under a 20-year lease agreement. This transaction produced a gain of $4,178,000 which was deferred and is being amortized over the 20-year lease period.

Leased assets under capital leases consist of the following:


                                                                       1997                  1996
                  -------------------------------------------------------------------------------
                                                                               (In thousands)

                  Land                                            $     160              $    160
                  Buildings                                           1,792                 1,792
                  Equipment                                          10,385                10,385
                                                              -----------------------------------
                                                                     12,337                12,337
                  Less accumulated amortization                       3,519                 2,555
                                                              -----------------------------------
                                                                   $  8,818               $ 9,782
                  ===============================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 1997:


                                                                  Operating           Capital
                                                                  ---------           -------
                                                                          (In thousands)

                  Year ending March 31:
                    1998                                           $  3,962         $     842
                    1999                                              3,591               843
                    2000                                              3,156               843
                    2001                                              2,861               843
                    2002                                              1,659               842
                    2003-2014                                         6,205             9,647
                                                                   --------------------------
                    Total minimum payment required                 $21,434             13,860
                  =========================================================

                  Less interest                                                         4,218
                                                                                -------------
                    Present value of minimum lease payments                             9,642
                  Amount due within one year                                              362
                                                                                -------------
                      Long-term capital lease obligations                            $  9,280
                  ===========================================================================

Aggregate rental expense in 1997, 1996, 1995, and 1994 was $7,881,000, $7,076,000, $2,031,000, and $2,190,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes includes the effect of continuing and discontinued operations and the extraordinary items as follows:


                                                                            (Eight Months)
                                                        1997           1996           1995            1994
                         ---------------------------------------------------------------------------------
                                                                          (In thousands)

                         Current:
                           Federal                    $3,438        $(3,282)         $ 716         $ 2,970
                           State                         116            762            107             430
                                                    ------------------------------------------------------
                                                       3,554         (2,520)           823           3,400
                                                    ------------------------------------------------------
                         Deferred:
                           Federal                       465         (1,961)          (123)            239
                           State                         196           (572)            68              46
                                                    ------------------------------------------------------
                                                         661         (2,533)           (55)            285
                                                    ------------------------------------------------------
                             Total income taxes       $4,215        $(5,053)         $ 768         $ 3,685
                         =================================================================================


At March 31, 1997, the Company has Research and Development Credits to carry-over in the amount of $91,000 of which $31,000 will expire in the year 2010 and $52,000 will expire in 2011, and $8,000 will expire in 2012, and Alternative Minimum Tax Credits in the amount of $2,267,000 to offset future years regular tax expense. State Net Operating Loss carry-over of approximately $4,000,000 are available to offset future state tax expense, approximately one-half will expire in 2001 and the balance will expire in 2012.

During calendar year 1996, the Internal Revenue Service began an audit of fiscal years 1994, 1995, and 1996. Currently, no adjustments have been received by the Company. In the opinion of management any additional tax liability will not have a material effect on the financial position or results of operations of the Company.

The cumulative effect of the adoption of SFAS No. 109 on August 1, 1993 was $2,006,000. This change is reported in the 1994 Consolidated Statement of Net Earnings.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                      1997             1996              1995           1994
------------------------------------------------------------------------------------------------------------

                  Computed (expected tax rate)        34.0%           (34.0)%            34.0%            34.0%
                  State income taxes (net of
                    federal tax benefit)               1.5              0.8               6.2              2.4
                   Other                                .4               --              (3.5)            (1.9)
                                                 -------------------------------------------------------------
                    Effective tax rate                35.9%           (33.2)%            36.7%            34.5%
==============================================================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1997 and 1996:

                                                                       1997                  1996
                  -------------------------------------------------------------------------------
                                                                                (In thousands)

                  Deferred tax liabilities:
                    Basis and depreciation difference               $14,479               $10,728
                    LIFO                                              2,590                 3,237
                    Moog investment                                     260                 2,663
                    State taxes                                       1,059                   618
                                                              -----------------------------------
                                                                     18,388                17,246
                                                              -----------------------------------
                  Deferred tax assets:
                    Inventory valuation                               2,974                 2,046
                    Future tax credits                                2,357                 1,254
                    Employee benefits                                 1,229                 1,149
                    Pension                                           1,231                   863
                    Insurance                                           703                   395
                    Other                                               253                   178
                                                              -----------------------------------
                                                                      8,747                 5,885
                                                              -----------------------------------
                      Net deferred tax liability                    $ 9,641               $11,361
                  ===============================================================================

Net current deferred tax assets of $6,156,000 as of March 31, 1997 and $53,000 as of March 31, 1996 are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $15,797,000 and $11,414,000 at March 31, 1997 and 1996, respectively.

7.  Stockholders' Equity

Preferred Stock - The outstanding 10% cumulative, convertible, voting preferred stock consists of 407,240 Series A shares, convertible at the rate of one common share of Class A and Class B for every twenty preferred shares, and 400,000 Series B shares, which carry a one for thirty conversion rate. The Series A and B shares have a $.25 stated value and a $.025 par value. There are 2,600,000 shares authorized of Class A $.025 par value stock which are unissued and undesignated. In addition there are 30,000 shares of no par stock which are also unissued and undesignated.

Common Stock - During 1996 an amendment to the Company's Certificate of Incorporation, which effected a recapitalization of the Company by creating a second class of common stock (which was distributed to all common shareholders as a stock split in the form of a dividend), was adopted at the Annual Meeting held on August 5, 1995. This recapitalization amendment (i) reclassified the existing Common Stock as Class B Common Stock, (ii) authorized a new class of 10,000,000 shares designated as Class A Common Stock and (iii) established the express terms of the Class A Common Stock and the Class B Common Stock. The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

In 1996, the Company reached an agreement with Pillsbury to convert $6,000,000 of its subordinated note into 346,570 shares of the Company's Class A Common Stock.

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B at March 31, 1997 and 1996.

8.  Quarterly Results (Unaudited)

The following is a summary of the unaudited interim results of operations by quarter:

                                                              First            Second           Third            Fourth
                                                              -----            ------           -----            ------
                                                                           (In thousands, except per share data)


Year ended March 31, 1997:
Net sales                                                  $123,694          $159,521        $291,188          $155,732
Gross margin                                                 14,288            16,327          15,351            14,908
Net earnings (loss)                                           4,827             2,710             359              (365)
Net earnings (loss) per common share                            .81               .46             .06              (.06)

Year ended March 31, 1996:
Net sales                                                  $ 81,945          $131,979        $201,032          $ 93,032
Gross margin                                                 13,416            13,655          12,253            16,080
Net earnings (loss)                                              55           (10,349)            218               (71)
Net earnings (loss) per common share                            .01             (1.85)            .04              (.01)

The second quarter of 1996 results include a non-recurring charge of $15,078,000 before income tax benefit, due to start-up costs related to the Pillsbury Alliance (see Acquisitions, note 12 and Non-Recurring Charge, note 14).

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

Pension expense includes the following:

                                                                                          (Eight Months)
                                                           1997                1996                 1995               1994
---------------------------------------------------------------------------------------------------------------------------
                                                                                     (In thousands)

Service cost for benefits earned during the period     $  1,565            $  1,336             $    484             $  818
Interest cost on projected benefit obligation             1,329               1,210                  745                998
Actual return on plan assets                             (2,660)             (2,372)              (2,474)            (1,691)
Net deferral of actuarial gains                           1,027                 860                1,593                673
Amortization of net unrecognized gain at
   August 1, 1987                                          (276)               (276)                (184)              (276)
Amortization of losses                                       --                  --                   --                144
Amortization of prior service cost                           94                  94                   62                 94
                                                       --------------------------------------------------------------------
   Pension expense                                     $  1,079            $    852             $    226             $  760
===========================================================================================================================


The following table summarizes the funded status and related amounts that are recognized in the consolidated balance sheets:

                                                            1997               1996
-----------------------------------------------------------------------------------
                                                                      (In thousands)

Actuarial present value of accumulated benefit obligation:
     Vested                                             $ 13,524           $ 12,227
     Nonvested                                               823                683
                                                        ---------------------------
       Total                                            $ 14,347           $ 12,910
===================================================================================

Plan assets at fair market value, primarily listed
   stocks and fixed income securities                   $ 21,545           $ 19,718
Projected benefit obligation                              19,004             17,242
                                                        ---------------------------
   Plan assets in excess of projected
     benefit obligation                                    2,541              2,476
Unrecognized gain at transition                           (4,095)            (4,371)
Unrecognized prior service cost                              500                594
Unrecognized net gain                                     (2,565)            (1,239)
                                                        ----------------------------
     Accrued pension liability                          $ (3,619)          $ (2,540)
====================================================================================

The projected benefit obligation was determined using an assumed discount rate of 8% and an assumed long-term salary increase rate of 5%. The assumed long-term rate of return on plan assets was 8.5%. The Plan holds the Company's common stock with a fair market value of $2,717,000.

The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions during 1997 amounted to $211,000 which represents four months of the year.

10.  Discontinued Operations

In August 1993 the Company completed its sale of the textile division for $8,400,000 in cash and reported a net gain of $2,273,000 in the first quarter of 1994. As a result of the sale, textile operations have been accounted for as a discontinued operation in the 1994 Consolidated Statement of Net Earnings.

Net sales for the textile division were $2,246,000 in 1994. Total assets were $8,400,000 and total liabilities were $3,500,000 resulting in $4,900,000 of net assets as of the August 1993 closing.

11.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments, as determined under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," are summarized as follows:


                                                                                         1997                       1996
                                                                                   -----------------------------------------------
                                                                                  Carrying     Estimated     Carrying    Estimated
                                                                                    Amount    Fair Value       Amount   Fair Value
                                                                                  --------    ----------     --------   ----------
                                                                                                    (In thousands)

Long-term debt, including current portion                                         $223,951      $225,112     $217,197     $226,015
Notes payable                                                                       18,000        18,000      113,000      113,000
Common stock of Moog Inc.                                                            1,411         1,411       13,911       13,911

The estimated fair values were determined as follows:

     Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of these instruments.

     Common stock of Moog Inc. - Based on quoted market prices.

12. Acquisitions

On February 10, 1995 the Company acquired certain assets of the Green Giant Division of The Pillsbury Company (referred to as "Pillsbury"), a subsidiary of Grand Metropolitan Incorporated. Under an Alliance Agreement concurrently executed by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired included certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price was based on the book value of the assets acquired. The purchase price of $86,093,000 was funded by a secured nonrecourse subordinated promissory note issued by the Company for $73,025,000 and the balance was funded out of working capital.

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

Subsequent to March 31, 1997 the Company completed two acquisitions. The first was the acquisition of Aunt Nellie's Farm Kitchen from The Pillsbury Company, a subsidiary of Grand Metropolitan Incorporated, for approximately $25 million. Aunt Nellie's Farm Kitchen produces, markets, and sells fruit and vegetable products from plants in the Midwest and its sales were approximately $50 million for 1996. The Company purchased the plants, inventories, accounts receivable, and trademarks of the business. This acquisition was funded primarily out of working capital and will be accounted for under the purchase method.

The second acquisition was the Comstock canned private label vegetable business from Curtice Burns Foods, a wholly-owned subsidiary of Pro-Fac Cooperative, along with the Blue Boy branded canned vegetable business. The Company purchased two New York plants, related inventories, and certain trademarks. The companies also formed a long-term strategic alliance, combining their New York agricultural departments into one organization. The sales were approximately $40 million in 1996. The purchase price was approximately $31 million which was funded primarily out of working capital and will be accounted for under the purchase method.

13.  Other Income

Other income in 1997 consisted of the following: 1) a gain on the sale of the Moog, Inc. common stock of $7,501,000, 2) a gain on the sale of the Clifton Park, New York warehouse of $1,640,000, and 3) a loss on the sale of Eau Claire, Michigan plant of $833,000.

Other income in 1996 consisted of the gain on the sale of the Peabody, Massachusetts warehouse totaling $4,271,000.

14.  Non-Recurring Charge

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

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for the years ended March 31, 1997 and 1996, for the eight months ended March 31, 1995 and for the year ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended March 31, 1997 and 1996, for the eight months ended March 31, 1995 and for the year ended July 31, 1994 in conformity with generally accepted accounting principles.

As discussed in note 6 the consolidated financial statements, in fiscal 1994 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.





Deloitte & Touche LLP
Rochester, New York
May 23, 1997

Shareholder Information

The Company's common stock is traded on NASDAQ National Market System. The 3.1 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 454 and 451 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below.


                           Class A:                            1997                   1996
                                                      ------------------------------------------
                                      Quarter             High        Low        High        Low
                                      -------             ----        ---        ----        ---

                                       First            $18.00     $14.75     $    --    $    --
                                       Second            17.75      15.75       20.00      19.50
                                       Third             17.00      15.00       19.75      15.00
                                       Fourth            18.75      15.00       19.00      15.25



                           Class B:                            1997                   1996
                                                      ------------------------------------
                                      Quarter             High        Low        High        Low

                                       First            $18.00     $14.50      $17.88     $16.75
                                       Second            17.75      16.00       22.00      17.25
                                       Third             17.50      15.25       21.25      16.50
                                       Fourth            19.00      15.25       20.00      16.00


The Company may pay dividends on any class of stock only from consolidated net earnings available for distribution, which were none as of March 31, 1997. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.