Form 10-K, Exhibit 13
period 1998-03-31
SENECA FOODS CORP /NY/
filed 1998-06-22
CIK 88948

Exhibit 13




Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)

                                                                                         (Eight Months)
  Years ended March 31, and July 31,                   1998          1997          1996           1995          1994          1993
  ---------------------------------------------------------------------------------------------------------------------------------

  Net sales                                       $ 703,220     $ 730,135     $ 507,988      $ 234,073     $ 290,185     $ 257,402
  ---------------------------------------------------------------------------------------------------------------------------------

  Operating earnings (before Corporate
     interest and administrative expense)         $  22,372     $  44,165     $  16,418      $  11,380        18,251     $  10,029
  Earnings(loss) from continuing
     operations before extraordinary item and
     cumulative effect of accounting change          (5,144)        7,531       (10,147)         1,321         5,274         1,293
  Earnings from discontinued operations                  --            --            --             --            90           965
  Gain on sale of discontinued operations                --            --            --             --         2,273            --
  Earnings (loss) before extraordinary item and
     cumulative effect of accounting change          (5,144)        7,531       (10,147)         1,321         7,637         2,258
  Extraordinary loss                                     --            --            --             --          (606)           --
  Cumulative effect of accounting change                 --            --            --             --         2,006            --
  Net earnings (loss)                                (5,144)        7,531       (10,147)         1,321         9,037         2,258
  ---------------------------------------------------------------------------------------------------------------------------------

  Basic earnings (loss) from continuing
     operations per common share                  $    (.87)    $    1.27     $   (1.81)     $     .23     $     .91     $     .21
  Basic earnings (loss) per common share before
     extraordinary item and cumulative
     effect of accounting change                       (.87)         1.27         (1.81)           .23          1.31           .36
  Basic net earnings (loss) per common share           (.87)         1.27         (1.81)           .23          1.55           .36
  ---------------------------------------------------------------------------------------------------------------------------------

  Working capital                                 $ 112,299     $ 132,351     $ 111,301      $ 138,030     $  67,591     $  90,706
  Inventories                                       194,044       158,197       229,759        138,113        98,202        88,181
  Net property, plant, and equipment                218,408       207,439       222,720        179,718        78,216        74,089
  Total assets                                      474,926       416,023       523,859        385,502       204,899       208,733
  Long-term debt and capital lease
     obligations                                    227,858       224,128       226,574        221,480        51,476        72,556
  Stockholders' equity                               89,125        93,736        90,939         90,821        88,620        84,698
  ---------------------------------------------------------------------------------------------------------------------------------

  Additions to property, plant and equipment      $  15,693     $  11,650     $  67,897      $  26,966     $   9,384     $   1,723
  Interest expense, net                              26,780        28,827        28,157          6,296         6,046         5,834
  ---------------------------------------------------------------------------------------------------------------------------------

  Net earnings/average equity                          (5.6)%         8.2%        (11.2)%          1.5%         10.4%          2.7%
  Continuing earnings before taxes/sales               (1.2)%         1.6%         (3.0)%          0.9%          2.8%          0.2%
  Net earnings/ sales                                  (0.7)%         1.0%         (2.0)%          0.6%          3.1%          0.9%
  Long-term debt/equity                                 256 %         239%          249  %         244%           58%           86%
  Current ratio                                       1.8:1         2.8:1         1.6:1          3.3:1         2.3:1         3.4:1
  ---------------------------------------------------------------------------------------------------------------------------------

  Common stockholder's equity per share           $   14.99     $   15.77     $   15.30      $   16.23     $   15.83     $   13.79
  Class A National Market System
     closing price range                         18 3/4-15 3/4  18 3/4-14 3/4     20-15             --            --            --
  Class B National Market System
     closing price range                         18 1/2-15 1/2      19-14 1/2     22-16      17 3/4-10 1/2 11 3/8-7 3/4 8 3/16-7 3/8
  Common cash dividends declared per share               --            --            --             --            --            --
  Price earnings ratio                                   NM          13.7x           NM           74.5x          6.9x         21.5x
  ---------------------------------------------------------------------------------------------------------------------------------


1995 represents eight months ended March 31 due to a change in the Company's fiscal year end.  1994 and 1993 ended July 31.

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

During May 1996 the Company sold its investment in Moog Inc. Class A Common Stock back to Moog. This sale generated cash proceeds of $12.9 million and a pre-tax gain of $7.5 million. During August 1996 the Company sold its Clifton Park, New York facility for cash resulting in net cash proceeds of $4.6 million and a gain of $1.6 million before income tax expense. The Company had leased this facility to a third party.

During September 1995 the Company entered into a sale and leaseback transaction whereby three of its wastewater facilities in New York State were sold to the Wayne County Water and Sewer Authority for net proceeds of $9.3 million.

During 1995 the Company acquired certain assets of the Green Giant Division of The Pillsbury Company. Under an Alliance Agreement concurrently executed in 1995 by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired included certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price of $86.1 million was funded by a subordinated note issued by the Company for $73.0 million and the balance was funded out of working capital. This subordinated note decreased $6.0 million in 1996 as a result of an agreement reached with Pillsbury to convert that amount to the Company's Class A Common Stock. Such conversion was completed in March 1996. The subordinated note increased by $7.6 million in 1997 due to the addition of capital projects that Pillsbury has completed and green bean processing equipment acquired from Pillsbury, which was transferred to the Company.

In conjunction with this acquisition, the Company entered into a revolving credit facility for up to $150.0 million (now $130.0 million) from a syndicate of eleven (now eight) banks. In addition, the Company issued two new senior debt notes. The first was a $75.0 million unsecured note issued to The Prudential Insurance Company of America, with repayment due beginning in March 1998, a final maturity date of February 2005, and an interest rate of 10.78% (see Long-Term Debt, note 4). The second was a $50.0 million unsecured note issued to John Hancock Mutual Life Insurance Company, with repayment due beginning in March 2001, a final maturity of January 2009, and an interest rate of 10.81%. The proceeds of these two notes were used to finance or replenish working capital for the following: 1) capital expenditures of $50.0 million related to the Alliance Agreement with Pillsbury; 2) repayment of two notes due an insurance company, one repaid in July 1994 for $13.8 million, the other repaid when the new debt was issued for $26.6 million; 3) three small acquisitions made over the previous fifteen months totaling $15.6 million; and 4) the balance, $19.0 million, for capital expenditures made over the previous three years.

As mentioned above, during 1995 the Company entered into an unsecured revolving credit agreement for up to $150.0 million (now $130.0 million). Previously, the Company maintained uncommitted lines of credit. Credit lines provide for interest rate options based on Prime, Eurodollar, or Money Market. There were $62.3 million of borrowings outstanding under these lines at the end of 1998, $18.0 million at the end of 1997, and $113.0 million at the end of 1996.

The decrease in cash and short-term investments of $22.5 million over the three year period ended in 1998 was primarily due to Aunt Nellie's Farm Kitchens and Curtice Burns acquisitions of $53.7 million, the debt repayments totaling $14.9 million; capital additions of $15.7 million, $11.7 million, and $67.9 million, in 1998, 1997, and 1996, respectively. This was partially offset by the proceeds of the new long-term debt issues totaling $25.7 million; proceeds from the sale of Moog Inc. stock of $12.9 million; proceeds from the disposal of assets totaling $13.5 million; and net earnings (before depreciation effect which is non-cash).

In 1998 accounts receivable increased by $12.2 million to $48.6 million. This was due in part to Non-Alliance sales being $87.7 million higher fueled by the two acquisitions (see below).

In 1998 inventories increased $35.8 million over 1997. This was largely due to the acquisitions made during the year (see below). In 1997 inventories declined by $71.6 million due to the sales increase on Alliance sales.

In 1998 capital expenditures were $15.7 million as compared to $11.7 million in 1997. In 1998 certain juice production lines were converted to PET (plastic bottles) totaling $3.2 million at plants in the south and midwest. The 1997 capital expenditures are down substantially from 1996. The largest project was the green bean expansion in Cumberland related to the Alliance where $4.4 million was spent in 1997. The 1996 capital expenditures of $67.9 million are substantially due to a major capital expansion relating to the Alliance, integrated six of Pillsbury's Green Giant vegetable processing plants and significantly increased the Company's own production capabilities to accommodate the production of four Pillsbury plants that were concurrently closed. This capital expansion was originally expected to be $50.0 million, but to meet our ambitious goals, an additional $25.0 million was spent on this project, primarily in our New York State operations in order to meet operational needs of the Alliance.

In 1998 the Company completed two acquisitions. The first acquisition was Aunt Nellie's Farm Kitchens, which produces, markets, and sells fruit and vegetable products from their plants in the midwest, for approximately $24.3 million. The second acquisition was the Curtice Burns canned branded and private label vegetable business for approximately $29.4 million (see Acquisitions, note 10).

Results of Operations

Net sales for 1998 were $703.2 million, which includes $277.1 million sold under the Alliance with Pillsbury. Net sales for 1997 were $730.1 million, which includes $391.7 million sold under the Alliance with Pillsbury. Net sales for 1996 were $508.0 million, which includes $168.0 million of sales to Pillsbury under the Alliance. In 1998 Non-Alliance sales increase by $87.7 million. In 1997 Non-Alliance sales decreased by $1.6 million. If 1996 net sales are compared with the last full year sales (1994), the increase for the two year period is 22.7% excluding the effect of the Alliance. In 1998 vegetable unit sales increased due to the two acquisitions and the high pack levels of the last two years. Also in 1998 juice dollar sales declined $12.8 million or 7.8%. In 1997 vegetable unit sales increased due to getting higher packs than the prior year. In 1997 vegetable unit prices increased for part of the year but declined later in the year due to excess inventories. In 1996 vegetable unit sales were lower due to a less than budget pack. Unit vegetable selling prices dropped in 1996, while apple pricing rose due to the worldwide shortage of processing apples.

The 1997 results include a $7.5 million gain on the sale of Moog Inc. Class A Common Stock back to Moog and a gain on the sale of a Clifton Park, New York warehouse of $1.6 million. The 1996 results include a non-recurring charge of $15.1 million, before income tax benefit, due to a combination of start-up costs related to the Pillsbury Alliance and severe drought conditions in New York State throughout the entire summer. The Company undertook an ambitious capital expenditure program related to the Pillsbury Alliance. In the relatively short time between the February 1995 closing of the Pillsbury Alliance and the beginning of the 1995 vegetable pack, 37 separate major capital projects needed to be completed. There were some unforeseen problems related to a few of these projects, mostly in the New York plants. Some of the used equipment transferred from the closed plants had operating difficulties and were not always easily repaired, thus causing downtime. Therefore, plant throughput and yields were poor at some plants resulting in unfavorable manufacturing variances. The problems were magnified when the drought and the hot weather conditions forced the uneven timing of maturities of vegetables.

In 1998 earnings decreased for the following reasons: 1) lower selling prices on vegetables due to an ongoing industry oversupply due in part to the second consecutive above budget pack, 2) apple product price declines were greater than apple product cost declines, and 3) a decline in the consumption of frozen concentrates put further pressure on pricing. In 1997 earnings increased for the following reasons: 1) the Moog gain of $7.5 million detailed above, 2) higher vegetable selling prices for part of the year, and 3) greater sales under the Alliance agreement produced additional earnings. In 1996 earnings decreased for the following reasons: 1) the $15.1 million non-recurring charge detailed above,
2) higher apple cost of product sold due to a world-wide shortage of processing apples, and 3) lower selling prices on vegetables due to an ongoing industry oversupply.

In 1996, the Company changed its inventory valuation method from the lower of cost; last-in, first-out; or market to the lower of cost; first-in, first-out; or market. The major reason for the change is the Alliance inventories are on the first-in, first-out method which represent the majority of the Company's inventory dollars. The change has been applied retroactively by restating the financial statements of prior years.

In general, inflation played a relatively small role in the operating results and cash flows of 1998, 1997, and 1996 since the Company depreciates its fixed assets under accelerated depreciation methods for tax purposes.

New Accounting Pronouncements

Three new accounting standards were issued during the past year that the Company must comply with beginning in 1999. They are 1) SFAS No. 130, "Reporting Comprehensive Income", 2) SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", and 3) SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows (see Summary of Significant Accounting Policies, note 1).

Year 2000

The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company is in the process of replacing some systems, which are known not to be Year 2000 compliant, and updating others to be Year 2000 compliant. The Company is addressing the computing environment along with any other systems in the operating facilities, which may also not be Year 2000 compliant. The Company is using internal resources to make systems Year 2000 compliant as much as possible only using external resources for specialized equipment, which is mostly at our plants. The total cost of compliance, above and beyond normal software upgrades, is not expected to exceed $750,000.


Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except share amounts)


Years ended March 31,                                                              1998             1997             1996
--------------------------------------------------------------------------------------------------------------------------

Revenue:
   Net sales                                                                  $ 703,220        $ 730,135        $ 507,988
   Other income                                                                      --            8,308            4,271
                                                                        --------------------------------------------------

                                                                                703,220          738,443          512,259
-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         649,841          669,261          452,584
   Selling, general, and administrative expense                                  35,056           28,609           31,640
   Interest expense, net of interest income of $109, $185, and
     $180, respectively                                                          26,780           28,827           28,157
   Non-recurring charge                                                              --               --           15,078
                                                                        --------------------------------------------------

                                                                                711,677          726,697          527,459
----------------------------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                                              (8,457)          11,746          (15,200)
Income taxes                                                                     (3,313)           4,215           (5,053)
                                                                        -------------------------------------------------

   Net earnings (loss)                                                        $  (5,144)       $   7,531        $ (10,147)
==========================================================================================================================

Basic earnings (loss) per common share                                        $    (.87)       $    1.27        $   (1.81)
==========================================================================================================================

Diluted earnings (loss) per common share                                      $    (.87)       $    1.25        $   (1.81)
==========================================================================================================================



See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,                                                                                                  1998                1997
------------------------------------------------------------------------------------------------------------------------------------

Assets:
Current Assets:
   Cash and short-term investments                                                                    $   4,077           $   1,584
   Accounts receivable, less allowance for doubtful accounts
     of $207 and $200, respectively                                                                      48,647              36,477
   Inventories:
     Finished products                                                                                  118,067              90,414
     In process                                                                                          25,440              25,357
     Raw materials and supplies                                                                          50,537              42,426
   Refundable income taxes                                                                                1,576                  --
   Deferred tax asset                                                                                     3,870               6,156
   Prepaid expenses                                                                                       1,680               4,432
                                                                                              --------------------------------------
       Total Current Assets                                                                             253,894             206,846
------------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                              2,624               1,738
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                                   6,117               5,449
   Building                                                                                              99,708              88,959
   Equipment                                                                                            287,899             261,444
                                                                                              --------------------------------------
                                                                                                        393,724             355,852
Less accumulated depreciation and amortization                                                          175,316             148,413
                                                                                              --------------------------------------
       Net Property, Plant, and Equipment                                                               218,408             207,439
====================================================================================================================================
         Total Assets                                                                                 $ 474,926           $ 416,023
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                                      $  62,270           $  18,000
   Accounts payable                                                                                      46,540              24,435
   Accrued expenses                                                                                      21,210              21,996
   Current portion of long-term debt and capital lease obligations                                       11,575               9,465
   Income taxes                                                                                             --                  599
                                                                                             ---------------------------------------
     Total Current Liabilities                                                                          141,595              74,495
Long-Term Debt                                                                                          219,023             214,848
Capital Lease Obligations                                                                                 8,835               9,280
Deferred Gain and Other Liabilities                                                                       8,750               7,867
Deferred Income Taxes                                                                                     7,598              15,797
Commitments (Note 5)                                                                                         --                  --
                                                                                              --------------------------------------
       Total Liabilities                                                                                385,801             322,287
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock                                                                                           70                  70
   Common stock                                                                                           2,666               2,666
                                                                                              --------------------------------------
     Total Capital Stock                                                                                  2,736               2,736
   Additional paid-in capital                                                                             5,913               5,913
   Net unrealized gain on available-for-sale securities                                                   1,026                 435
   Retained earnings                                                                                     79,450              84,652
                                                                                              --------------------------------------
       Total Stockholders' Equity                                                                        89,125              93,736
====================================================================================================================================
         Total Liabilities and Stockholders' Equity                                                   $ 474,926           $ 416,023
====================================================================================================================================


See notes to consolidated financial statements.


Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,                                                                   1998              1997             1996
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings (loss)                                                             $  (5,144)        $   7,531       $  (10,147)
   Adjustments to reconcile net earnings (loss) to
     net cash provided (used) by operations:
       Depreciation and amortization                                                  28,849            26,338           23,563
       Deferred income taxes                                                          (6,231)           (1,868)          (2,215)
       Gain on the sale of assets                                                         --            (8,308)          (4,271)
       Changes in operating assets and liabilities:
         Accounts receivable                                                          (8,083)           14,641          (18,517)
         Inventories                                                                  (7,154)           71,562          (91,646)
         Prepaid expenses                                                              2,907            (3,391)            (240)
         Accounts payable, accrued expenses and other liabilities                     18,679           (23,327)          21,376
         Income taxes                                                                 (2,175)            6,653           (3,985)
                                                                              -------------------------------------------------

       Net cash provided by (used in) operations                                      21,648            89,831          (86,082)
                                                                              -------------------------------------------------

Cash flows from investing activities:
   Acquisitions                                                                      (53,672)               --               --
   Additions to property, plant, and equipment                                       (15,693)          (11,650)         (67,897)
   Disposals of property, plant, and equipment                                           135               699              876
   Proceeds from sale of common stock of Moog Inc.                                        --            12,863               --
   Proceeds from the sale of assets                                                       --             4,643            8,904
                                                                              -------------------------------------------------

       Net cash provided by (used in) investing activities                           (69,230)            6,555          (58,117)

Cash flows from financing activities:
   Net (payments) borrowings on notes payable                                         44,270           (95,000)         113,000
   Proceeds from issuance of long-term debt and
     sale and leaseback                                                               15,106             1,343            9,258
   Payments of long-term debt and capital lease obligations                           (9,266)           (2,572)          (3,068)
   Dividends paid                                                                        (58)               --              (12)
   Other assets                                                                           23               130             (220)
                                                                              -------------------------------------------------

       Net cash provided by (used in) financing activities                            50,075           (96,099)         118,958


Net increase (decrease) in cash and short-term investments                             2,493               287          (25,241)
Cash and short-term investments, beginning of year                                     1,584             1,297           26,538
                                                                              -------------------------------------------------

Cash and short-term investments, end of year                                       $   4,077         $   1,584       $    1,297
===============================================================================================================================

Supplemental  disclosures of cash flow information:  Cash paid (received) during the year for:
     Interest                                                                      $  28,042         $  28,751       $   26,480
     Income taxes                                                                      5,092              (570)           1,147


Supplemental information of noncash investing and financing activities:
In 1997 an additional $7,558 was added to the secured  nonrecourse  subordinated note in conjunction with the acquisition of additional assets. In 1996 the Company reached an agreement with Pillsbury to convert $6,000 of its subordinated note into the Company's Class A Common Stock.

See notes to consolidated financial Statements.


Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)


                              Preferred Stock
                       -------------------------------
                                    6%     Class A 10%
                        Cumulative Par  Cumulative Par                                                 Net Unrealized
                            Value $.25     Value $.025          Class A         Class B   Additional   Gain (Loss) on
                       Callable at Par     Convertible     Common Stock    Common Stock      Paid-In   Available-For-     Retained
                                Voting          Voting   Par Value $.25  Par Value $.25      Capital   Sale Securities    Earnings
---------------------------------------------------------------------------------------------------------------------------------

Shares authorized              200,000       1,400,000       10,000,000      10,000,000
----------------------------------------------------------------------------------------
Shares issued and outstanding:
----------------------------------------------------------------------------------------
    March 31, 1996             200,000         807,240        3,143,125       2,796,555
========================================================================================
    March 31, 1997             200,000         807,240        3,143,125       2,796,555
========================================================================================
    March 31, 1998             200,000         807,240        3,143,125       2,796,555
========================================================================================

Balance March 31, 1995             $50             $20             $ --          $1,880       $   --          $   892     $ 87,979
   Net loss                         --             --                --              --           --               --      (10,147)
   Cash dividends paid
     on preferred stock             --             --                --              --           --               --          (12)
   Debt to equity conversion        --             --                87              --        5,913               --           --
   Stock split in the form of
   a dividend                       --             --               699              --           --               --         (699)
   Net unrealized gain change       --             --                --              --           --            4,277           --
----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1996              50              20              786           1,880        5,913            5,169       77,121
   Net earnings                     --             --                --              --           --               --        7,531
   Net unrealized gain change       --             --                --              --           --           (4,734)          --
----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1997              50              20              786           1,880        5,913              435       84,652
   Net loss                         --             --                --              --           --               --       (5,144)
   Cash dividends paid
    on preferred stock              --             --                --              --           --               --          (58)
   Net unrealized gain change       --             --                --              --           --              591           --
----------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 1998             $50             $20             $786          $ 1,880      $5,913           $1,026     $ 79,450
==================================================================================================================================


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 32 plants and warehouses in eight states. The Company markets branded and private label processed foods to retail customers and institutional food distributors.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally the Company receives cash from the purchaser when legal title passes.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. With the exception of the relationship with Pillsbury, wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion. The Company places substantially all its interest-bearing investments with financial institutions and monitors credit exposure.

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

Earnings per Common Share - Basic earnings per share are calculated on the basis of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which the Company adopted in the fourth quarter of 1998. Earnings per common share amounts of all prior years have been restated. The additional shares and dividends were not considered in the diluted calculation below since diluting a loss is not allowed under SFAS No. 128.

A reconciliation of basic earnings per share with diluted earnings per share follows:


Years ended March 31                                                       1998          1997          1996
-----------------------------------------------------------------------------------------------------------
                                                                    (In thousands, except per share amounts)

Basic

Net earnings (loss)                                                 $    (5,144)  $     7,531   $   (10,147)
Deduct preferred stock dividends paid                                        58            --            12
                                                                    ---------------------------------------

Basic net earnings (loss)                                           $    (5,202)  $     7,531   $   (10,159)
===========================================================================================================


Weighted average common shares outstanding                                5,940         5,940         5,622
===========================================================================================================


Basic earnings (loss) per share                                     $      (.87)  $      1.27   $     (1.81)
===========================================================================================================

Diluted

Basic net earnings (loss)                                           $    (5,202)  $     7,531   $   (10,159)
Add dividends on convertible preferred stock                                 --            --            --
                                                                    ---------------------------------------

Net earnings applicable to common stock on a
   diluted basis                                                    $    (5,202)  $     7,531   $   (10,159)
===========================================================================================================

Shares used in calculating basic earnings per
   share above                                                            5,940         5,940         5,622
Additional shares to be issued under full
   conversion of preferred stock                                             --            68            --
                                                                    ---------------------------------------

Total shares for diluted                                                  5,940         6,008         5,622
===========================================================================================================

Diluted earnings (loss) per share                                   $      (.87)  $      1.25   $     (1.81)
===========================================================================================================


Depreciation - Property, plant, and equipment is stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment and determined that no impairment loss need be recognized in 1998 and 1997.

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

New Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." In February 1998, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" was issued. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises current disclosure requirements for employers' pensions and other retiree benefits. These standards are effective for the Company during 1999. These standards expand or modify current disclosures and, accordingly, will have no impact on the Company's reported financial position, results of operations and cash flows. The Company is assessing the impact of these standards.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2.  Common Stock of Moog Inc.

Other assets includes the Company's investment in the Class B Common Stock of Moog Inc., which is carried at fair value. There was a realized gain on the sale of Class A Common Stocks of Moog Inc. of $7,501,000 before income taxes in 1997. There were no realized gains or losses in 1998 and 1996, and gross unrealized holding gains were $1,604,000, $695,000 and $7,832,000, at March 31, 1998, 1997
and 1996, respectively.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. At March 31, 1998, the Company had $3,835,963 outstanding for letters of credit and an unsecured revolving line of credit totaling $130,000,000. The line is renewable in 1999 and provides for loans of varying maturities at rate options based on Prime, Eurodollar, or Money Market. This unsecured revolving line of credit provides for various financial covenants. The Company was not in compliance with certain of these financial covenants at March 31, 1998 and is in the process of obtaining waivers from the lending institutions.

As of March 31, 1998 and 1997, the amounts borrowed under the revolving line of credit were $62,270,000 and $18,000,000, respectively. The weighted average interest rate on the amounts borrowed during these periods were 7.88% and 7.94%, respectively.

4.  Long-Term Debt

                                                                                                              1998           1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (In thousands)

Note payable to insurance company, 10.78%, due through 2005                                              $  69,000      $  75,000
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                   71,583         74,583
Note payable to insurance company, 10.81%, due through 2009                                                 50,000         50,000
Note payable to insurance company, 9.17%, due through 2004                                                  10,000             --
Note payable to bank, 9.17%, due through 2004                                                                5,000             --
Industrial Revenue Development Bonds, variable rate, due through 2028                                       22,630         22,630
Other                                                                                                        1,944          1,738
                                                                                                       -------------- -----------

                                                                                                           230,157        223,951
Less current portion                                                                                        11,134          9,103
                                                                                                       -------------- -----------

                                                                                                         $ 219,023       $214,848
                                                                                                       ============== ===========

Certain debt agreements provide various financial covenants including a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 1998. The Company was not in compliance with certain of these financial covenants relating to a portion of its Long-Term Debt at March 31, 1998. On June 16, 1998, the Company obtained unconditional waivers from the lending institutions. In addition, the lending institutions have amended, or in one instance, agreed to amend certain financial covenants for 1999 based on the Company's projections, which, if achieved, will permit the Company to be in compliance.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000 which are backed by direct pay letters of credit.

Debt repayment requirements for the next five fiscal years are:

                                         (In thousands)
                             1999            $11,134
                             2000             15,773
                             2001             18,781
                             2002             20,750
                             2003             23,746

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of industrial development agency financing instruments and limited obligation special revenue bonds which bear interest rates from 3.55% to 6.75%. Other leases include non-cancelable operating leases expiring at various dates through 2007.

During 1996, the Company entered into a sale and leaseback transaction whereby three of its wastewater facilities in New York State were sold for $9,258,000 and leased back under a 20-year lease agreement. This transaction produced a gain of $4,178,000, which was deferred and is being amortized over the 20-year lease period.

Leased assets under capital leases consist of the following:

                                                         1998              1997
 ------------------------------------------------------------------------------
                                                              (In thousands)

 Land                                                  $   160           $   160
 Buildings                                               1,792             1,792
 Equipment                                              10,359            10,385
                                              ----------------------------------
                                                        12,311            12,337
 Less accumulated amortization                           4,510             3,519
                                              ==================================
                                                       $ 7,801           $ 8,818
 ===============================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 1998:

                                                      Operating         Capital
    ---------------------------------------------------------------------------
                                                            (In thousands)
    Years ending March 31:
      1999                                             $ 4,490        $    841
      2000                                               3,466             843
      2001                                               2,901             843
      2002                                               1,863             842
      2003                                               1,406             844
      2004-2014                                          3,017           8,803
                                                 -----------------------------

      Total minimum payment required                   $17,143        $ 13,016
    ==========================================================

    Less interest                                                        3,740
                                                                --------------
      Present value of minimum lease payments                            9,276
    Amount due within one year                                             441
                                                                --------------
          Long-term capital lease obligations                          $ 8,835
   ===========================================================================

Aggregate rental expense in 1998,  1997, and 1996 was  $10,057,000,  $7,881,000,
and $7,076,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes includes the following:

                                          1998           1997           1996
                                    ----------------------------------------
                                                  (In thousands)

         Current:
           Federal                     $  (485)        $3,438        $(3,282)
           State                           170            116            762
                                    ----------------------------------------
                                          (315)         3,554         (2,520)
                                    ----------------------------------------

         Deferred:
           Federal                      (2,509)           465         (1,961)
           State                          (489)           196           (572)
                                     ---------------------------------------
                                        (2,998)           661         (2,533)
                                     ---------------------------------------
           Total income taxes           $(3,313)       $4,215        $(5,053)
          ==================================================================

At March 31, 1998, the Company has Alternative Minimum Tax Credits in the amount of $5,658,000 to offset future years' regular tax expense, and Research and Development Credits carryforwards in the amount of $298,000, expiring as follows:

                               Year              Credit
                               ----              ------

                               2007             $125,000
                               2008               36,000
                               2009               50,000
                               2010               31,000
                               2011               51,000
                               2012                5,000
                                              ----------
                                                $298,000
                                              ==========


The Company has a Federal regular tax net operating loss carryforward of $6,939,000, expiring March 31, 2013, which is available to offset future taxable income. State net operating loss carryforwards of approximately $21,000,000, expiring March 31, 1999, through March 31, 2013, are available to offset future state tax expense.

During 1998, the Internal Revenue Service completed an audit of 1994, 1995, and 1996. Audit adjustments related primarily to changes in the timing of deductions for income tax purposes. There was no material impact on the Company's statement of net earnings for 1998.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                       1998             1997            1996
----------------------------------------------------------------------------

Computed (expected tax rate)          (34.0)%           34.0%          (34.0)%
State income taxes (net of
  federal tax benefit)                 (5.0)             1.5             0.8
Other                                  (0.2)             0.4              --

                                --------------------------------------------



Effective tax rate                    (39.2)%           35.9%          (33.2)%
============================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1998 and 1997:

                                                      1998               1997
-----------------------------------------------------------------------------
                                                           (In thousands)
Deferred tax liabilities:
  Basis and depreciation difference                $  20,035          $  15,916
  Inventory valuation                                  2,172              2,590
  Moog investment                                        577                260
  State taxes                                             --              1,059
                                            -----------------------------------
                                                      22,784             19,825
                                            -----------------------------------


Deferred tax assets:
  Inventory valuation                                  2,818              2,974
  Future tax credits                                   6,035              2,357
  Net operating loss carry-forwards                    3,711                 --
  Employee benefits                                    1,775              1,229
  Pension                                              1,805              1,231
  Insurance                                            1,370                703
  Deferred gain on sale/leaseback                      1,382              1,437
  Other                                                  160                253
                                            -----------------------------------

                                                      19,056             10,184
                                            -----------------------------------

   Net deferred tax liability                      $   3,728          $   9,641
===============================================================================


Net current deferred tax assets of $3,870,000 as of March 31, 1998 and $6,156,000 as of March 31, 1997 are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $7,598,000 and $15,797,000 at March 31, 1998 and 1997, respectively.

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

Common Stock - During 1996 an amendment to the Company's Certificate of Incorporation, which effected a recapitalization of the Company by creating a second class of common stock (which was distributed to all common shareholders as a stock split in the form of a dividend), was adopted. This recapitalization amendment (i) reclassified the existing Common Stock as Class B Common Stock,
(ii) authorized a new class of 10,000,000 shares designated as Class A Common Stock and (iii) established the express terms of the Class A Common Stock and the Class B Common Stock. The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

In 1996, the Company reached an agreement with Pillsbury to convert $6,000,000 of its subordinated note into 346,570 shares of the Company's Class A Common Stock.

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B at March 31, 1998 and 1997.

8.  Retirement Plan

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

Pension expense includes the following:

                                                                  1998                1997               1996
-------------------------------------------------------------------------------------------------------------
                                                                                 (In thousands)
Service cost for benefits earned during the period            $  1,741             $ 1,565            $ 1,336
Interest cost on projected benefit obligation                    1,573               1,329              1,210
Actual return on plan assets                                    (6,268)             (2,660)            (2,372)
Net deferral of actuarial gains                                  4,272               1,027                860
Amortization of net unrecognized gain at
   August 1, 1987                                                 (276)               (276)              (276)
Amortization of prior service cost                                  94                  94                 94
-------------------------------------------------------------------------------------------------------------

Pension expense                                               $  1,136             $ 1,079            $   852
=============================================================================================================




The following table summarizes the funded status and related amounts that are recognized in the consolidated balance sheets:

                                                          1998           1997
-----------------------------------------------------------------------------
                                                             (In thousands)
Actuarial present value of accumulated benefit obligation:
     Vested                                           $ 17,948       $ 13,524
     Nonvested                                             688            823
                                                 ----------------------------
       Total                                           $ 18,636       $14,347
=============================================================================

Plan assets at fair market value, primarily listed
   stocks and fixed income securities                 $ 26,881       $ 21,545
Projected benefit obligation                            24,031         19,004
                                                 ----------------------------
   Plan assets in excess of projected
     benefit obligation                                  2,850          2,541
Unrecognized gain at transition                         (3,819)        (4,095)
Unrecognized prior service cost                            406            500
Unrecognized net gain                                   (4,192)        (2,565)
                                                 ----------------------------

     Accrued pension liability                        $ (4,755)      $ (3,619)
=============================================================================



The projected benefit obligation was determined using an assumed discount rate of 7.4% (8% in 1997 and 1996) and an assumed long-term salary increase rate of 5%. The assumed long-term rate of return on plan assets was 9.5% (8.5% in 1997 and 1996). The Plan holds the Company's common stock with a fair market value of $2,658,000.

The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions during 1998 amounted to $811,000 for the year and in 1997 amounted to $211,000, which represents four months of the year.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments, as determined under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," are summarized as follows:

                                                                                            1998                      1997
                                                                                    -----------------------------------------------
                                                                                     Carrying    Estimated     Carrying    Estimated
                                                                                       Amount   Fair Value       Amount   Fair Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (In thousands)

Long-term debt, including current portion                                            $230,157     $241,405     $223,951     $225,112
Notes payable                                                                          62,270       62,270       18,000       18,000
Class B Common Stock of Moog Inc.                                                       2,320        2,320        1,411        1,411

The estimated fair values were determined as follows:

     Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of these instruments.

     Class B Common Stock of Moog Inc. - Based on quoted market prices.

10. Acquisitions

In 1998 the Company completed two acquisitions. The first was the acquisition of Aunt Nellie's Farm Kitchen from The Pillsbury Company, a subsidiary of Grand Metropolitan Incorporated, for approximately $24 million. Aunt Nellie's Farm Kitchen produces, markets, and sells fruit and vegetable products from plants in the Midwest and its sales were approximately $50 million. The Company purchased the plants, inventories, accounts receivable, and trademarks of the business. This acquisition was funded primarily out of working capital.

The second acquisition was the Comstock canned private label vegetable business from Curtice Burns Foods, a wholly-owned subsidiary of Pro-Fac Cooperative, along with the Blue Boy branded canned vegetable business. The Company purchased two New York plants, related inventories, and certain trademarks. The companies also formed a long-term strategic alliance, combining their New York agricultural departments into one organization. The sales were approximately $40 million. The purchase price was approximately $29 million, which was funded primarily out of working capital.

Both acquisitions were accounted for under the purchase method and, accordingly, the operating results of the acquired businesses have been included in the consolidated operating results since the dates of acquisition. The following is a summary of proforma results as if the acquisitions were made at the beginning of the periods presented:


                                                1998                1997
------------------------------------------------------------------------
                                                       (Unaudited)
                                        (In thousands except per share amounts)

Net sales                                   $710,137            $829,870

Net earnings (loss)                           (5,150)              4,533

Basic earnings (loss) per common share          (.88)                .76

11.  Other Income

Other income in 1997 consisted of the following: 1) a gain on the sale of the Moog, Inc. common stock of $7,501,000, 2) a gain on the sale of the Clifton Park, New York warehouse of $1,640,000, and 3) a loss on the sale of Eau Claire, Michigan plant of $833,000.

Other income in 1996 consisted of the gain on the sale of the Peabody, Massachusetts warehouse totaling $4,271,000.

12.  Non-Recurring Charge

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

13.  Sales Information

The Company has an Alliance Agreement with Pillsbury whereby the Company processes canned and frozen vegetables for Pillsbury under the Green Giant brand name. Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant products. During 1998, 1997 and 1996, the Company sold $48,872,000, $205,633,000 and $167,994,000, respectively, of canned and frozen vegetables to Pillsbury, which represented 7%, 28% and 33%, respectively, of net sales. Sales of Green Giant vegetables to purchasers unrelated to Pillsbury in 1998 and 1997 were $228,208,000 and $186,091,000, or 32% and 26% of net sales, respectively. Total net sales in 1998 and 1997 of Green Giant vegetables were $277,080,000 and $391,724,000, or 40% and 54% of net sales, respectively.

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998 in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
May 22, 1998 (June 16, 1998 as to Note 4)



Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements as defined in the Private Securities Litigation Reform Act (PSLRA) of 1995. The Company wishes to take advantage of the "safe harbor" provisions of the PSLRA by cautioning that numerous important factors which involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission, in the future, could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
3.1 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 414 and 411 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below.

  Class A:                          1998                     1997
                          --------------------------------------------
            Quarter          High          Low        High         Low
----------------------------------------------------------------------

            First           $18.75      $16.75      $18.00      $14.75
            Second           18.50       16.75       17.75       15.75
            Third            18.25       16.50       17.00       15.00
            Fourth           17.62       15.75       18.75       15.00


 Class B:                           1998                     1997
                          --------------------------------------------
            Quarter          High          Low        High         Low
 ---------------------------------------------------------------------

            First           $18.50      $16.75      $18.00      $14.50
            Second           18.50       16.75       17.75       16.00
            Third            18.25       16.50       17.50       15.25
            Fourth           17.25       15.50       19.00       15.25



The Company may pay dividends on common stock only from consolidated net earnings available for distribution, which were none as of March 31, 1998. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                                                                  First          Second            Third          Fourth
------------------------------------------------------------------------------------------------------------------------
                                                                               (In thousands, except per share data)

Year ended March 31, 1998:
Net sales                                                     $ 105,078       $ 208,990        $ 275,863       $ 113,289
Gross margin                                                     14,697          15,119           14,220           9,343
Net earnings (loss)                                                 192             187           (1,240)         (4,283)
Basic earnings (loss) per common share                              .03             .03             (.21)           (.72)
Diluted earnings (loss) per common share                            .03             .03             (.21)           (.72)

Year ended March 31, 1997:
Net sales                                                     $ 123,694       $ 159,521        $ 291,188       $ 155,732
Gross margin                                                     14,288          16,327           15,351          14,908
Net earnings (loss)                                               4,827           2,710              359            (365)
Basic earnings (loss) per common share                              .81             .46              .06            (.06)
Diluted earnings (loss) per common share                            .80             .45              .06            (.06)


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.