Form 10-K/A, Exhibit 13
period 1998-03-31
SENECA FOODS CORP /NY/
filed 1999-06-01
CIK 88948

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

 Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

Liquidity and Capital Resources

Because of the food processing segment, the Company's yearly business cycle shows large inventory growth during the summer and fall harvest period. The inventory peaks in the early winter and drops to its minimum level immediately prior to the next pack season (pack refers to canning and freezing of vegetables and certain fruits with each commodity at a certain time during the year which can vary based on weather conditions among other factors) . These peaks are financed through seasonal borrowings whose high and low points essentially correspond with the changes in inventory, or by a reduction in short-term investments. Accordingly, inventory management is key to liquidity.

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

In conjunction with this acquisition, the Company entered into a revolving credit facility for up to $150.0 million (now $130.0 million) from a syndicate of eleven (now eight) banks. In addition, the Company issued two new senior debt notes. The first was a $75.0 million unsecured note issued to The Prudential Insurance Company of America, with repayment due beginning in March 1998, a final maturity date of February 2005, and an interest rate of 10.78% (see Long-Term Debt, note 4). The second was a $50.0 million unsecured note issued to John Hancock Mutual Life Insurance Company, with repayment due beginning in March 2001, a final maturity of January 2009, and an interest rate of 10.81%.
     The   proceeds  of  these  two  notes  were used to  finance the following:
1) capital expenditures of $50.0 million related to the Alliance Agreement with Pillsbury; and 2) repayment of note due an insurance company for $26.6 million. The proceed of these two notes was also used to replenish working capital for the following 1) three acquisitions made over the previous fifteen months totaling $15.6 million; 2) repayment of a note due an insurance company which was repaid in July 1994 for $13.8 million; and 3) the balance, $19.0 million, for capital expenditures made over the previous three years.

    The three acquisitions were 1) M. C. Snack, Inc. of Yakima, Washington, a snack food maker of apple chips for $3.8 million in August 1994; 2) certain assets of ERLY Juice, Inc. and WorldMark, Inc. and the TreeSweet Brand for $8.4 million in December 1993; and 3) certain assets of Sanofi Bio-Industries for $3.4 million in November 1993. All three acquisitions were funded out of working capital.

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

The 1997 results include a $7.5 million gain on the sale of Moog Inc. Class A Common Stock back to Moog and a gain on the sale of a Clifton Park, New York warehouse of $1.6 million. The 1996 results include a non-recurring charge of $15.1 million, before income tax benefit, due to a combination of start-up costs related to the Pillsbury Alliance and severe drought conditions in New York State throughout the entire summer. The Company undertook an ambitious capital expenditure program related to the Pillsbury Alliance. In the relatively short time between the February 1995 closing of the Pillsbury Alliance and the beginning of the 1995 vegetable pack, 37 separate major capital projects needed to be completed. There were some unforeseen problems related to a few of these projects, mostly in the New York plants. Some of the used equipment transferred from the closed plants had operating difficulties and were not always easily repaired, thus causing downtime. Therefore, plant throughput and yields were poor at some plants resulting in unfavorable manufacturing variances. The problems were magnified when the drought and the hot weather conditions forced the uneven timing of maturities of vegetables. Although our systems are not equipped to quantify the allocation of the $15.1 million non-recurring charge between start-up costs and drought conditions, we believe the majority of the charge (approximately 75% or $11.3 million) relates to start-up costs.

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

    A deferred tax valuation allowance as of March 31, 1998, was not deemed necessary due to the fact that there was positive evidence that outweighed the negative evidence that it was more likely than not that these tax assets will be realized. While the Company has suffered losses in two of the last three fiscal years, the fiscal 1996 loss was due, in part, to the unusual charge of $15.1 million referred to in the preceding paragraph. The Company does not believe that the recent losses should be considered a trend, and that other evidence, including the fact that the Company has never had a net operating loss expire, should be considered in evaluating whether a valuation allowance is necessary.

The Company has properly considered potential sources of future taxable income against which future deductions (deferred assets) may be utilized. One of these sources is existing taxable temporary differences that will reverse in the future. The Company has a large basis and depreciation difference between financial statement balances and tax accounting balances which will result in significant future taxable income when this difference reverses in future years. The reversal of the basis and depreciation difference will enable the Company to utilize their deferred tax assets against this future taxable income.

In addition, the Company has properly considered tax planning strategies in determining the need for a valuation allowance. As of March 31, 1998, the Company has identified certain assets that could be sold for a significant gain which will utilize the net operating loss carryforwards and a significant portion of the tax credits, resulting in a realization of the deferred tax assets.

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

4.  Long-Term Debt

                                                                                                              1998           1997
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (In thousands)

Note payable to insurance company, 10.78%, due through 2005                                              $  69,000      $  75,000
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                   71,583         74,583
Note payable to insurance company, 10.81%, due through 2009                                                 50,000         50,000
Note payable to insurance company, 9.17%, due through 2004                                                  10,000             --
Note payable to bank, 9.17%, due through 2004                                                                5,000             --
Industrial Revenue Development Bonds,     5.60% and 5.47%     , due through 2028                            22,630         22,630
Other                                                                                                        1,944          1,738
                                                                                                       -------------- -----------

                                                                                                           230,157        223,951
Less current portion                                                                                        11,134          9,103
                                                                                                       -------------- -----------

                                                                                                         $ 219,023       $214,848
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

The Company has four  Industrial  Revenue Bonds ("IRB's")  totaling  $22,630,000
which are backed by direct pay letters of credit.    The interest rates  in  the
table above reflect the direct pay letter of credit costs and amortization of other related costs for these IRB's.

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

     Class B Common Stock of Moog Inc. - Based on quoted market prices.

10. Acquisitions

In 1998 the Company completed two acquisitions. The first was the acquisition of Aunt Nellie's Farm Kitchen from The Pillsbury Company, a subsidiary of Grand Metropolitan Incorporated, for approximately $24 million. Aunt Nellie's Farm Kitchen produces, markets, and sells fruit and vegetable products from plants in the Midwest and its sales were approximately $50 million. The Company purchased the plants, inventories, accounts receivable, and trademarks of the business. This acquisition included $16 million of inventory and $8 million of
property, plant, and equipment and      was funded primarily out of working
capital.

The second acquisition was the Comstock canned private label vegetable business from Curtice Burns Foods, a wholly-owned subsidiary of Pro-Fac Cooperative, along with the Blue Boy branded canned vegetable business. The Company purchased two New York plants, related inventories, and certain trademarks. The companies also formed a long-term strategic alliance, combining their New York agricultural departments into one organization. The sales were approximately $40 million. The purchase price was approximately $29 million which included $13 million of inventory and $17 million of property, plant, and equipment,
and      was funded primarily out of working capital.

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