Form 10-K, Exhibit 13
period 1999-03-31
SENECA FOODS CORP /NY/
filed 1999-06-28
CIK 88948

Exhibit 13



Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)
                                                                                                       (Eight Months)
 Years ended March 31, and July 31,                    1999          1998          1997           1996          1995          1994
 ---------------------------------------------------------------------------------------------------------------------------------

 Net sales                                        $ 576,193     $ 560,526     $ 571,016      $ 354,286     $ 128,744     $ 154,726
 ---------------------------------------------------------------------------------------------------------------------------------

 Operating earnings (before Corporate
    interest and administrative expense)          $  27,138     $  22,732     $  43,536      $  18,613     $   4,840     $  11,242
 Earnings (loss) from continuing
    operations before extraordinary item and
    cumulative effect of accounting change            1,420        (3,181)        8,966         (6,618)       (1,941)        2,039
 Earnings (loss) from discontinued operations        (6,791)       (1,963)       (1,435)        (3,529)        3,262         3,325
 Gain on sale of discontinued operations             11,756            --            --             --            --         2,273
 Earnings (loss) before extraordinary item and
    cumulative effect of accounting change            6,385        (5,144)        7,531        (10,147)        1,321         7,637
 Extraordinary loss                                  (1,222)           --            --             --            --          (606)
 Cumulative effect of accounting change                  --            --            --             --            --         2,006
 Net earnings (loss)                                  5,163        (5,144)        7,531        (10,147)        1,321         9,037
 ---------------------------------------------------------------------------------------------------------------------------------

 Basic earnings (loss) from continuing
    operations per common share                   $     .23     $    (.54)    $    1.51      $   (1.18)    $    (.34)    $     .35
 Basic earnings (loss) per common share before
    extraordinary item and cumulative
    effect of accounting change                        1.05          (.87)         1.27          (1.81)          .23          1.31
 Basic earnings (loss) per common share                 .85          (.87)         1.27          (1.81)          .23          1.55
 ---------------------------------------------------------------------------------------------------------------------------------

 Working capital                                  $ 167,435     $ 112,299     $ 132,351      $ 111,301     $ 138,030     $  67,591
 Inventories                                        152,634       194,044       158,197        229,759       138,113        98,202
 Net property, plant, and equipment                 178,658       218,408       207,439        222,720       179,718        78,216
 Total assets                                       404,870       474,926       416,023        523,859       385,502       204,899
 Long-term debt and capital lease
    obligations                                     187,904       227,858       224,128        226,574       221,480        51,476
 Stockholders' equity                               144,588        89,125        93,736         90,939        90,821        88,620
 ---------------------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment      $   9,494     $  15,693     $  11,650      $  67,897     $  26,966     $   9,384
 Interest expense, net                               21,594        23,913        25,960         25,069         4,916         3,976
 ---------------------------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                            4.4%         (5.6)%         8.2%         (11.2)%         1.5%         10.4%
 Continuing earnings before taxes/sales                 0.3%         (0.9)%         2.4%          (1.9)%        (1.5)%         1.3%
 Net earnings/sales                                     0.9%         (0.9)%         1.3%          (2.9)%         1.0%          5.8%
 Long-term debt/equity                                  130%          256 %         239%           249%          244%           58%
 Current ratio                                        4.0:1         1.8:1         2.8:1          1.6:1         3.3:1         2.3:1
 ---------------------------------------------------------------------------------------------------------------------------------

 Stockholders' equity per share                   $   16.40     $   14.99     $   15.77      $   15.30     $   16.23     $   15.83
 Class A National Market System
    closing price range                            17 1/8-10 3/8 18 3/4-15 3/4 18 3/4-14 3/4     20-15            --            --
 Class B National Market System
    closing price range                            16 3/4-10 3/8 18 1/2-15 1/2   19-14 1/2       22-16    17 3/4-10 1/2 11 3/8-7 3/4
 Common cash dividends declared per share                --            --            --             --            --            --
 Price earnings ratio                                  13.1            NM          13.7x            NM          74.5x          6.9x
 ---------------------------------------------------------------------------------------------------------------------------------

 ---------------------------------------------------------------------------------------------------------------------------------

1995 represents eight months ended March 31 due to a change in the Company's fiscal year end.  1994 ended July 31.

NM - not meaningful.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Because the Company is primarily engaged in vegetable processing, the Company's yearly business cycle shows large inventory growth during the summer and fall harvest period. The inventory peaks in the early fall and drops to its minimum level immediately prior to the next pack season (pack refers to canning and freezing of vegetables and certain fruits with each commodity at a certain time during the year, which can vary based on weather conditions among other factors). These peaks are financed through seasonal borrowings whose high and low points essentially correspond with the changes in inventory, or by a reduction in short-term investments. Accordingly, inventory management is key to liquidity.

During September 1998, the Company completed an equity sale, which raised $50 million. The equity sale consisted of a Rights Offering to the Company's common shareholders and a Stock Purchase Agreement with certain investors.

In December 1998, the Company sold a significant portion of its Juice Division to Northland Cranberries, Inc., together with an exclusive license to market and sell Seneca juice products, for $28.2 million in cash plus the assumption of certain liabilities. This sale included plants in Dundee, New York; Mountain Home, North Carolina; Jackson, Wisconsin; a warehouse in Eau Claire, Michigan; and a receiving station in Portland, New York.

In January 1999, the Company sold to Tree Top, Inc. its processing facility in Prosser, Washington together with its non-branded specialty fruit concentrate business and an exclusive license to market and sell Seneca applesauce. Tree Top paid approximately $29.0 million in cash.

As a result of the fiscal 1999 divestitures and equity sale, the Company anticipates that its requirements for working capital financing will be substantially reduced in the fiscal year ending March 31, 2000 as compared to the prior fiscal year. Accordingly, the total financing commitment of the Company's line of credit banks was reduced in a series of steps from $130 million to $75 million. On January 29, 1999, the Company elected to terminate its Amended and Restated Credit Agreement with those banks. As of March 31, 1999, the Company has obtained a line of credit commitment of $20 million from one of its former lending banks and $30 million of uncommitted line of credit financing from two other banks, which were also in the former lending group. The new credit arrangements with the three banks do not require the Company to pay any commitment fees, whereas the Company paid fees for the unused portion of the bank commitments under the Amended and Restated Credit Agreement, which it terminated in January 1999.

The Company believes that the credit facilities described above will be sufficient, with its other resources, for its anticipated working capital requirements in 2000.

In the final quarter of 1999, the Company made the following prepayments on long-term debt (plus prepayment penalty payments to the lenders in accordance with the terms of the indebtedness):

         (1) With respect to its outstanding 10.78% Series A Note due February 23, 2005, in addition to the scheduled payment of a principal installment of $7,500,000 due February 23, 1999, the Company prepaid two annual principal installments of $8,400,000 each due February 23 in 2000 and 2001; and

         (2)      With respect to its  outstanding  9.17% Senior Notes due 2004,
                  the  Company   prepaid  $15,000,000,  the  entire  outstanding
                  principal amount of these Notes.

During May 1996, the Company sold its investment in Moog Inc. Class A Common Stock back to Moog. This sale generated cash proceeds of $12.9 million and a pre-tax gain of $7.5 million. During August 1996 the Company sold its Clifton Park, New York facility for cash resulting in net cash proceeds of $4.6 million and a gain of $1.6 million before income tax expense. The Company had leased this facility to a third party.

During 1995, the Company acquired certain assets of the Green Giant Division of The Pillsbury Company. Under an Alliance Agreement concurrently executed in 1995 by the Company, Pillsbury and Grand Metropolitan Incorporated, Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant brand, while the Company will handle vegetable processing and canning operations. Pillsbury continues to own all the trademark rights to the Green Giant brand and its proprietary seed varieties. The assets acquired included certain raw material and supplies inventory and six manufacturing facilities located in the Midwestern and Northwestern United States. The purchase price of $86.1 million was funded by a subordinated note issued by the Company for $73.0 million and the balance was funded out of working capital. This subordinated note decreased $6.0 million in 1996 as a result of an agreement reached with Pillsbury to convert that amount to the Company's Class A Common Stock. Such conversion was completed in March 1996. The subordinated note increased by $7.6 million in 1997 due to the addition of capital projects that Pillsbury has completed and green bean processing equipment acquired from Pillsbury, which was transferred to the Company.

The increase in cash and short-term investments of $25.6 million over the three year period ended in 1999 was primarily due to: the inventory reduction of $71.7 million; the proceeds of the sale of assets (primarily the Juice sale) totaling $69.9 million; proceeds from the new equity issue from the Stock Purchase Agreement and Rights Offering totaling $49.7 million; proceeds of the new long-term debt issues totaling $16.4 million; proceeds from the sale of Moog Inc. stock of $12.9 million; and net earnings (before depreciation effect, which is non-cash). This was partially offset by: repayments of notes payable totaling $113.0 million; long-term debt repayments totaling $55.2 million; Aunt Nellie's Farm Kitchens and Curtice Burns acquisitions of $53.7 million; capital additions of $9.4 million, $15.7 million, and $11.7 million, in 1999, 1998, and 1997, respectively.

In 1999, accounts receivable decreased by $12.9 million mainly due to the Juice divestitures. In 1998, accounts receivable increased by $12.2 million to $48.6 million. This was due in part to Non-Alliance sales being $87.7 million higher reflecting the two acquisitions described below.

In 1999, inventories decreased by $41.4 million mainly due to the Juice divestitures. In 1998, inventories increased $35.8 million over 1997. This was largely due to the acquisitions made during the year (see below). In 1997, inventories declined by $71.6 million due to the sales increase on Alliance sales.

In 1999, capital expenditures were $9.4 million as compared to $15.7 million in 1998. In 1998, capital expenditures were $15.7 million as compared to $11.7 million in 1997. No major capital expenditures occurred in 1999. In 1998, certain juice production lines were converted to PET (plastic bottles) totaling $3.2 million at plants in the South and Midwest. The 1997 capital expenditures were down substantially from 1996. The largest project was the Alliance related green bean plant expansion in Cumberland costing $4.4 million in 1997.

In 1998, the Company completed two acquisitions. The first acquisition was Aunt Nellie's Farm Kitchens, which produces, markets, and sells fruit and vegetable products from their plants in the Midwest, costing approximately $24.3 million. The second acquisition was the Curtice Burns canned branded and private label vegetable business costing approximately $29.4 million (see Acquisitions, note
10).

Results of Operations

Net sales from continuing operations for 1999 were $576.2 million, which includes $289.9 million sold under the Alliance with Pillsbury. Net sales for 1998 were $560.5 million, which includes $277.1 million sold under the Alliance with Pillsbury. Net sales for 1997 were $571.0 million, which includes $391.7 million sold under the Alliance with Pillsbury. In 1999, Non-Alliance sales increased by $2.7 million. In 1999, vegetable unit non-branded sales increased over 1998 due to increased distribution on the west coast and another large pack. In 1998, vegetable unit sales increased due to the two acquisitions and the high pack levels of the last two years. In 1997, vegetable unit sales increased due to getting higher packs than the prior year. In 1997, vegetable unit prices increased for part of the year but declined later in the year due to excess inventories.

The sale of the Juice business to Northland Cranberries, Inc. resulted in a pre-tax gain on the disposal of $6,760,000, which was recognized during the Company's fourth quarter ended March 31, 1999. The sale of the Company's processing facility in Prosser, Washington together with its non-branded specialty fruit concentrate business to Tree Top, Inc. resulted in a pre-tax gain on the disposal of $10,427,000, which was also recognized in the Company's fourth quarter. As a result of these sales, the Juice Business has been accounted for as discontinued operations in prior periods in the Consolidated Statements of Net Earnings. Net sales for these businesses were $121,290,000 in 1999 and $142,694,000 in 1998.

In March 1999, the Company sold a parcel of land in Rochester, Minnesota, which resulted in a gain of $6.2 million before income taxes.

The 1997 results include a $7.5 million gain on the sale of Moog Inc. Class A Common Stock back to Moog and a gain on the sale of a Clifton Park, New York warehouse of $1.6 million.

In 1999, earnings increased due to the following reasons: 1) the gain on the sale of land in Rochester, Minnesota of $6.2 million, 2) somewhat better selling prices on vegetables after low prices the previous year, and 3) a gain on the sale of an aircraft of $.7 million. These gains were partially offset by an impairment provision on real estate and equipment of $2.0 million, which was established in 1999. 1998 earnings decreased mainly due to lower selling prices on vegetables due to an ongoing industry oversupply due in part to the second consecutive above budget pack. In 1997, earnings increased for the following reasons: 1) the Moog gain of $7.5 million detailed above, 2) higher vegetable selling prices for part of the year, and 3) greater sales under the Alliance Agreement produced additional earnings.

A deferred tax valuation allowance as of March 31, 1999, was not deemed necessary due to the fact that there was positive evidence that outweighed the negative evidence that it was more likely than not that these tax assets will be realized. While the Company has suffered losses in two of the last three fiscal years, the fiscal 1996 loss was due, in part, to an unusual charge of $15.1 million. The Company does not believe that the recent losses should be considered a trend, and that other evidence, including the fact that the Company has never had a net operating loss expire, should be considered in evaluating whether a valuation allowance is necessary.

In general, inflation played a relatively small role in the operating results and cash flows of 1999, 1998, and 1997 since the Company depreciates its fixed assets under accelerated depreciation methods for tax purposes.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not use derivative instruments nor does it engage in hedging activities. Therefore, this standard is not expected to have an impact on the Company's reported financial position, results of operations or cash flows.

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

The Project includes the following phases: assessment of the problem, correction/replacement of systems, testing, vendor assessment and development of a contingency plan. The identification of all equipment with date sensitive operating controls (including embedded systems) has been completed. An inventory of our systems assets has also been completed. All critical systems will have been replaced or modified to be compliant by June 30, 1999, with testing complete by September 30, 1999. The Company has begun evaluating the potential impact of Year 2000 problems in the event that our external vendors are not adequately prepared. If necessary, the Company will secure an alternate supply for the required products and/or services. The Company has not yet developed a contingency plan but anticipates completion of this phase by July 31, 1999.


Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except share amounts)

Years ended March 31,                                                              1999             1998             1997
-------------------------------------------------------------------------------------------------------------------------

Revenue:
   Net sales                                                                  $ 576,193        $ 560,526        $ 571,016
   Other income                                                                   4,834               --            9,141
                                                                        -------------------------------------------------

                                                                                581,027          560,526          580,157
-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         538,678          521,432          526,335
   Selling, general, and administrative expense                                  18,778           20,124           13,878
   Interest expense, net of interest income of $648, $109, and
     $185 respectively                                                           21,594           24,200           25,960
                                                                        -------------------------------------------------

                                                                                579,050          565,756          566,173
-------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations before income taxes
   and extraordinary item                                                         1,977           (5,230)          13,984
Income taxes                                                                        557           (2,049)           5,018
                                                                        -------------------------------------------------

Earnings (loss) from continuing operations before
   extraordinary item                                                             1,420           (3,181)           8,966
Loss from discontinued operations, less applicable
   income tax benefit of $3,138, $1,265 and $803                                 (6,791)          (1,963)          (1,435)
Gain on the sale of discontinued operations, less applicable
   income taxes of $5,431                                                        11,756               --               --
Extraordinary loss on early extinguishment of debt,
   less applicable income tax benefit of $564                                    (1,222)              --               --
                                                                        -------------------------------------------------

     Net earnings (loss)                                                      $   5,163        $  (5,144)       $   7,531
=========================================================================================================================

Earnings (loss) from continuing operations per common share                   $     .23        $    (.54)       $    1.51
Loss from discontinued operations per common share                                (1.11)            (.33)            (.24)
Gain on the sale of discontinued operations per common share                       1.93               --               --
Extraordinary loss on early extinguishment of debt per common share                (.20)              --               --
                                                                        -------------------------------------------------

   Basic net earnings (loss) per common share                                 $     .85        $    (.87)       $    1.27
=========================================================================================================================


Earnings (loss) from continuing operations per common share                   $     .17        $    (.54)       $    1.49
Loss from discontinued operations per common share                                 (.80)            (.33)            (.24)
Gain on the sale of discontinued operations per common share                       1.39               --               --
Extraordinary loss on early extinguishment of debt per common share                (.15)              --               --
                                                                        -------------------------------------------------

   Diluted earnings (loss) per common share                                   $     .61        $    (.87)       $    1.25
=========================================================================================================================

See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,                                                                                                   1999                1998
------------------------------------------------------------------------------------------------------------------------------------

Assets:
Current Assets:
   Cash and short-term investments                                                                     $  31,003           $   4,077
   Accounts receivable, less allowance for doubtful accounts
     of $487 and $207, respectively                                                                       35,717              48,647
   Inventories:
     Finished products                                                                                   107,127             118,067
     In process                                                                                           11,143              25,440
     Raw materials and supplies                                                                           34,364              50,537
   Refundable income taxes                                                                                    --               1,576
   Deferred tax asset                                                                                      3,276               3,870
   Prepaid expenses                                                                                          911               1,680
                                                                                               -------------------------------------
       Total Current Assets                                                                              223,541             253,894
------------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                               2,671               2,624
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                                    5,205               6,117
   Building                                                                                               89,651              99,708
   Equipment                                                                                             247,360             287,899
                                                                                               -------------------------------------
                                                                                                         342,216             393,724
Less accumulated depreciation and amortization                                                           163,558             175,316
                                                                                               -------------------------------------
       Net Property, Plant, and Equipment                                                                178,658             218,408
====================================================================================================================================
         Total Assets                                                                                  $ 404,870           $ 474,926
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                                       $      --           $  62,270
   Accounts payable                                                                                       27,034              46,540
   Accrued expenses                                                                                       20,952              21,210
   Current portion of long-term debt and capital lease obligations                                         7,811              11,575
   Income taxes                                                                                            309                    --
                                                                                             ---------------------------------------
     Total Current Liabilities                                                                            56,106             141,595
Long-Term Debt                                                                                           179,533             219,023
Capital Lease Obligations                                                                                  8,371               8,835
Deferred Gain and Other Liabilities                                                                        9,402               8,750
Deferred Income Taxes                                                                                      6,870               7,598
Commitments (Note 5)                                                                                          --                  --
                                                                                               -------------------------------------
       Total Liabilities                                                                                 260,282             385,801
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock                                                                                        46,433                  70
   Common stock                                                                                            2,748               2,666
                                                                                               -------------------------------------
     Total Capital Stock                                                                                  49,181               2,736
   Additional paid-in capital                                                                              9,940               5,913
   Accumulated other comprehensive income                                                                    877               1,026
   Retained earnings                                                                                      84,590              79,450
                                                                                               -------------------------------------
       Total Stockholders' Equity                                                                        144,588              89,125
====================================================================================================================================
         Total Liabilities and Stockholders' Equity                                                    $ 404,870           $ 474,926
====================================================================================================================================

See notes to consolidated financial statements.


Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,                                                                    1999             1998              1997
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings (loss)                                                              $   5,163        $  (5,144)        $   7,531
   Adjustments to reconcile net earnings (loss) to
     net cash provided by operations:
       Depreciation and amortization                                                   27,641           28,849            26,338
       Deferred income taxes                                                              (49)          (6,231)           (1,868)
       Gain on the sale of assets                                                     (24,057)              --            (8,308)
       Impairment provision                                                             3,354               --                --
       Changes in operating assets and liabilities:
         Accounts receivable                                                           12,930           (8,083)           14,641
         Inventories                                                                    7,243           (7,154)           71,562
         Prepaid expenses                                                                 720            2,907            (3,391)
         Accounts payable, accrued expenses, and other liabilities                     (7,817)          18,679           (23,327)
         Income taxes                                                                   1,885           (2,175)            6,653
                                                                               -------------------------------------------------

       Net cash provided by operations                                                 27,013           21,648            89,831
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Proceeds from the sale of assets                                                    65,270               --             4,643
   Additions to property, plant, and equipment                                         (9,494)         (15,693)          (11,650)
   Disposals of property, plant, and equipment                                            400              135               699
   Acquisitions                                                                            --          (53,672)               --
   Proceeds from sale of common stock of Moog Inc.                                         --               --            12,863
                                                                               -------------------------------------------------

       Net cash provided by (used in) investing activities                             56,176          (69,230)            6,555
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net (payments) borrowings on notes payable                                         (62,270)          44,270           (95,000)
   Equity issue                                                                        49,712               --                --
   Payments of long-term debt and capital lease obligations                           (43,401)          (9,266)           (2,572)
   Dividends paid                                                                         (23)             (58)               --
   Other assets                                                                          (281)              23               130
   Proceeds from issuance of long-term debt                                                --           15,106             1,343
                                                                               -------------------------------------------------

       Net cash provided by (used in) financing activities                            (56,263)          50,075           (96,099)
--------------------------------------------------------------------------------------------------------------------------------


Net increase in cash and short-term investments                                        26,926            2,493               287
Cash and short-term investments, beginning of year                                      4,077            1,584             1,297
                                                                               -------------------------------------------------

Cash and short-term investments, end of year                                        $  31,003        $   4,077         $   1,584
================================================================================================================================

Supplemental  disclosures of cash flow information:  Cash paid (received) during the year for:
     Interest                                                                       $  24,259        $  28,042         $  28,751
     Income taxes                                                                         451            5,092              (570)
Supplemental information of noncash investing and financing activities:
  In 1997 an additional $7,558 was added to the secured nonrecourse subordinated note in conjunction with the acquisition of additional assets.
===============================================================================================================================

See notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

                       Preferred Stock
       -------------------------------------------------
                      6%    Class A 10%   Participating
          Cumulative Par Cumulative Par Convertible Par                                           Accumulated
              Value $.25    Value $.025     Value $.025       Class A        Class B Additional         Other              Compre-
         Callable at Par    Convertible    Stated Value  Common Stock   Common Stock    Paid-In Comprehensive Retained     hensive
                  Voting         Voting          $11.93 Par Value $.25 Par Value $.25   Capital        Income Earnings Income(Loss)
------------------------------------------------------------------------------------------------------------------------------------

Shares authorized 200,000     1,400,000       4,166,667     20,000,000      10,000,000
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Shares issued and outstanding:
  March 31, 1997  200,000       807,240              --      3,143,125       2,796,555
======================================================================================

  March 31, 1998  200,000       807,240              --      3,143,125       2,796,555
======================================================================================

  March 31, 1999  200,000       807,240       3,885,869      3,480,719       2,791,017
======================================================================================

Balance March 31, 1996 $50         $ 20        $     --           $786          $1,880      $ 5,913     $ 5,169 $77,121
   Net earnings         --           --              --             --              --           --          --   7,531    $  7,531
   Net unrealized loss on
     investments        --           --              --             --              --           --      (4,734)     --      (4,734)
-----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1997  50           20               --           786           1,880        5,913         435  84,652     $ 2,797
                                                                                                                            =======

   Net loss             --           --               --            --              --           --          --  (5,144)   $ (5,144)
   Cash dividends paid
     on preferred stock --           --               --            --              --           --          --     (58)         --
   Net unrealized gain on
     investments        --           --               --            --              --           --         591      --         591
-----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1998  50           20               --           786           1,880        5,913       1,026  79,450    $ (4,553)
                                                                                                                           ========

   Net earnings         --           --               --            --              --           --          --   5,163    $  5,163
   Cash dividends paid
     on preferred stock --           --               --            --              --           --          --     (23)         --
   Equity issue         --           --           49,712            --              --           --          --      --          --
   Preferred stock
     conversion         --           --           (3,349)           71              --        3,278          --      --          --
   Common stock
     conversion         --           --               --            --              (2)           2          --      --          --
   Stock issuance       --           --               --            13              --          747          --      --          --
   Net unrealized loss on
     investments        --           --               --            --              --           --        (149)     --        (149)
-----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1999 $50          $20        $  46,363          $870         $ 1,878       $9,940     $   877 $84,590     $ 5,014
===================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 24 plants and warehouses in seven states. The Company markets branded and private label processed foods to retail customers and institutional food distributors.

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

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. With the exception of the relationship with Pillsbury, wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion. The Company places substantially all its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit, however, the Company has not experienced any losses in such accounts.

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

Earnings per Common Share

A reconciliation of basic earnings per share from continuing operations with diluted earnings per share from continuing operations follows:

Years ended March 31,                                        1999          1998          1997
----------------------------------------------------------------------------------------------
                                                      (In thousands, except per share amounts)
Basic

Earnings from continuing operations                   $     1,420   $    (3,181)  $     8,966
Deduct preferred stock dividends paid                          23            58            --
                                                      ----------------------------------------

Basic earnings (loss)                                 $     1,397   $    (3,239)  $     8,966
==============================================================================================


Weighted average common shares outstanding                  6,082         5,940         5,940
==============================================================================================


Basic earnings (loss) per share                       $       .23   $      (.54)  $      1.51
==============================================================================================

Diluted

Basic earnings (loss)                                 $     1,397   $    (3,239)  $     8,966
Add dividends on convertible preferred stock                   20            --            --
                                                      ----------------------------------------

Earnings applicable to common stock on a
   diluted basis                                      $     1,417   $    (3,239)  $     8,966
==============================================================================================

Shares used in calculating earnings per
   share above                                              6,082         5,940         5,940
Additional shares to be issued under full
   conversion of preferred stock                            2,396            --            68
                                                      ----------------------------------------

Total shares for diluted                                    8,478         5,940         6,008
==============================================================================================

Diluted earnings (loss) per share                     $       .17   $      (.54)  $      1.49
==============================================================================================


The additional shares and dividends were not considered in the 1998 diluted calculation since diluting a loss is not allowed.

Depreciation - Property, plant, and equipment is stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment and an impairment loss of approximately
$3,354,000 was recognized in 1999 of which $2,036,000 is included in Other Income (see Other Income, note 11) and $1,318,000 is included in discontinued operations. There was no impairment loss recognized in 1998 or 1997.

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

New Accounting Pronouncements: During fiscal 1999, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components. The Company's comprehensive income includes net earnings (loss) and the unrealized gain (loss) on investments. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers. SFAS No. 132 revises current disclosure requirements for employers' pensions and other retiree benefits. These standards expanded or modified current disclosures and, accordingly, had no impact on the Company's reported financial position, results of operations and cash flows.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2.  Common Stock of Moog Inc.

Other assets include the Company's investment in the Class B Common Stock of Moog Inc., which is classified as an available-for-sale security and is carried at fair value. There was a realized gain on the sale of Class A Common Stocks of Moog Inc. of $7,501,000 before income taxes in 1997. There were no realized gains or losses in 1999 and 1998, and gross unrealized holding gains were $1,379,000, $1,604,000, and $695,000, at March 31, 1999, 1998, and 1997,
respectively.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. At March 31, 1999, the Company had $2,874,000 outstanding for letters of credit, a committed revolving line of credit totaling $20,000,000, and uncommitted lines of credit totaling $30,000,000. The lines are renewable annually at various dates and provide for loans of varying maturities. There are no formal compensating balance arrangements with any of the banks.

As of March 31, 1999 and 1998, the amounts borrowed under the lines of credit were none and $62,270,000, respectively. The weighted average interest rate on the amounts borrowed during 1999 and 1998 was 8.01% and 7.88%, respectively.

4.  Long-Term Debt
                                                                                                               1999           1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 (In thousands)

Note payable to insurance company, 10.78%, due through 2005                                             $    44,700      $  69,000
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                    68,083         71,583
Note payable to insurance company, 10.81%, due through 2009                                                  50,000         50,000
Note payable to insurance company, 9.17%, originally due through 2004                                            --         10,000
Note payable to bank, 9.17%, originally due through 2004                                                         --          5,000
Industrial Revenue Development Bonds, 5.62% and 5.60%, due through 2028                                      22,630         22,630
Other                                                                                                         1,467          1,944
                                                                                                        --------------------------

                                                                                                            186,880        230,157
Less current portion                                                                                          7,347         11,134
                                                                                                        --------------------------

                                                                                                        $   179,533      $ 219,023
                                                                                                        ==========================


Long-term debt agreements contain various restrictive financial covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of interest coverage. In addition, these agreements include a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 1999.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000, which are backed by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's.

Debt repayment requirements for the next five fiscal years are:

                                 (In thousands)
                               2000        $ 7,347
                               2001          7,352
                               2002         17,718
                               2003         20,712
                               2004         20,716

During 1999 the Company paid off $15,000,000 of its outstanding 9.17% notes payable due 2004 and prepaid two annual principal installments of $8,400,000, each due February 23 in 2000 and 2001, of its outstanding 10.78% note payable due 2005. The prepayment penalty paid for the early extinguishment of the debt totaled $1,786,000, before the applicable income tax benefit of $564,000, which has been accounted for as a net extraordinary loss of $1,222,000.

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of industrial development agency financing instruments and limited obligation special revenue bonds, which bear interest rates from 3.55% to 6.75%. Other leases include non-cancelable operating leases expiring at various dates through 2014.

Leased assets under capital leases consist of the following:

                                                                            1999            1998
                  ------------------------------------------------------------------------------
                                                                               (In thousands)

                  Land                                                   $   160        $    160
                  Buildings                                                1,792           1,792
                  Equipment                                               10,359          10,359
                                                                 -------------------------------
                                                                          12,311          12,311
                  Less accumulated amortization                            5,447           4,483
                                                                 -------------------------------
                                                                         $ 6,864        $  7,828
                  ==============================================================================


The following is a schedule by year of minimum payments due under leases as of March 31, 1999:

                                                                     Operating         Capital
                  ----------------------------------------------------------------------------
                                                                            (In thousands)

                  Years ending March 31:
                     2000                                              $ 5,290        $    843
                     2001                                                4,618             843
                     2002                                                3,513             842
                     2003                                                2,876             845
                     2004                                                2,392             842
                     2005-2014                                           8,546           7,959
                                                                 -----------------------------

                     Total minimum payment required                    $27,234        $ 12,174
                  =============================================================

                  Less interest                                                          3,339
                                                                                --------------
                     Present value of minimum lease payments                             8,835
                  Amount due within one year                                               464
                                                                                --------------
                        Long-term capital lease obligations                           $  8,371
                  ============================================================================

Aggregate continuing rental expense in 1999, 1998, and 1997 was $9,228,000, $9,616,000, and $7,299,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes for continuing operations is as follows:

                                           1999           1998           1997
                                     ----------------------------------------
                                                    (In thousands)
         Current:
           Federal                         $405        $  (300)       $  4,093
           State                            100            105             138
                                      ----------------------------------------

                                            505           (195)          4,231
                                      ----------------------------------------

         Deferred:
           Federal                           69         (1,551)            554
           State                            (17)          (303)            233
                                       ---------------------------------------

                                             52         (1,854)            787
                                       ---------------------------------------

           Total income taxes            $   557       $(2,049)       $  5,018
            ==================================================================



At March 31, 1999, the Company has Alternative Minimum Tax Credits in the amount of $6,724,000 to offset future years' regular tax expense, and Research and Development Credits carryforwards in the amount of $299,000, expiring through 2007 - 2013.

State net operating loss carryforwards of approximately $16,000,000, expiring March 31, 2001, through March 31, 2118, are available to offset future state tax expense.

A reconciliation of the expected U.S. statutory rate to the effective rate for continuing operations follows:

                                        1999             1998            1997
-----------------------------------------------------------------------------

Computed (expected tax rate)            34.0%           (34.0)%          34.0%

Tax-exempt income                      (11.3)              --              --
State income taxes (net of
  federal tax benefit)                   8.5             (5.0)            1.5
Other                                   (3.0)            (0.2)            0.4

                                 --------------------------------------------

  Effective tax rate                    28.2%           (39.2)%          35.9%
=============================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 1999 and 1998:

                                                      1999               1998
-----------------------------------------------------------------------------
                                                          (In thousands)
 Deferred tax liabilities:
   Basis and depreciation difference              $  18,386          $  20,035
   Inventory valuation                                1,448              2,172
   Moog investment                                      502                577
                                             ---------------------------------

                                                     20,336             22,784
                                             ---------------------------------


 Deferred tax assets:
   Inventory valuation                                1,508              2,818
   Future tax credits                                 7,102              6,035
   Net operating loss carryforwards                   1,301              3,711
   Employee benefits                                  1,526              1,775
   Pension                                            2,147              1,805
   Insurance                                          1,496              1,370
   Deferred gain on sale/leaseback                    1,300              1,382
   Other                                                362                160
                                             ---------------------------------

                                                     16,742             19,056
                                           -----------------------------------

 Net deferred tax liability                       $   3,594          $   3,728
 =============================================================================



Net current deferred tax assets of $3,276,000 as of March 31, 1999, and $3,870,000 as of March 31, 1998, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $6,870,000 and $7,598,000 at March 31, 1999 and 1998, respectively.

7.  Stockholders' Equity

Preferred Stock - During September 1998, the Company completed an equity sale that raised $49,998,000 before issuance costs of $286,000. This equity sale consisted of a Rights Offering to the Company's common shareholders and a Stock Purchase Agreement with certain investors. A new class of preferred stock ("New Preferred Stock") was issued, which is convertible, participating, and has a $12 stated value, which is now $11.93 due to issue costs. The Rights Offering consisted of a distribution payable to holders of the Company's Class A Common Stock at a rate of 1/2 right for each share held to purchase the New Preferred Stock at $12 per share. The shares of New Preferred Stock are convertible immediately on a share-for-share basis into shares of Class A Common Stock. Holders of the Company's common stock acquired 1,146,639 shares of new preferred stock for a total investment of $13,759,000. Certain investors acquired a total of 3,019,895 shares of New Preferred Stock for a total investment of $36,239,000 under the Stock Purchase Agreement. There were no dividends on this New Preferred Stock.

The outstanding 10% cumulative, convertible, voting preferred stock consists of 407,240 Series A shares, convertible at the rate of one common share of Class A and Class B for every twenty preferred shares, and 400,000 Series B shares, which carry a one for thirty conversion rate. The Series A and B shares have a $.025 stated value and a $.025 par value. There are 2,633,333 shares authorized of Class A $.025 par value stock, which are unissued and undesignated. In addition there are 30,000 shares of no par stock, which are also unissued and undesignated.

Common Stock - In September 1998, an amendment to the Company's Certificate of Incorporation, which created the new class of preferred stock described above, increased the number of authorized shares of Class A Common Stock from 10,000,000 to 20,000,000 shares. The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B at March 31, 1999 and 1998. Additionally, there were 3,885,869 shares of Class A reserved for conversion of the New Preferred Stock.

8.  Retirement Plan

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the plan's benefit obligation and fair value of assets over the 2-year period ended March 31, 1999, and a statement of the funded status as of March 31 of both years:

                                                       1999                1998
                                              ---------------------------------
Change in  Benefit Obligation                             (In thousands)

Benefit obligation at beginning of year            $ 24,031           $  19,003
Service cost                                          2,030               1,741
Interest cost                                         1,701               1,573
Actuarial  loss                                         152               2,646
Benefit payments and expenses                        (1,127)               (932)
-------------------------------------------------------------------------------

Benefit obligation at end of year                  $ 26,787           $  24,031
===============================================================================


Change in  Plan Assets

Fair value of plan assets at beginning of year     $ 26,881           $  21,545
Actual return (loss) on plan assets                  (3,954)              6,268
Benefit payments and expenses                        (1,127)               (932)
-------------------------------------------------------------------------------

Fair value of plan assets at end of year           $ 21,800           $  26,881
===============================================================================


Funded Status

Funded status at end of year                       $ (4,987)          $   2,850
Unrecognized transition asset                        (3,542)             (3,819)
Unrecognized prior service cost                         313                 406
Unrecognized (gain) loss                              2,560              (4,192)
-------------------------------------------------------------------------------

Accrued benefit cost                               $ (5,656)          $  (4,755)
===============================================================================


The Plan holds the Company's common stock with a fair market value of $1,484,000.

The following table provides the components of net periodic benefit cost for the plans for fiscal years 1999, 1998, and 1997:

                                                           1999                1998                1997
-------------------------------------------------------------------------------------------------------

                                                                        (In thousands)

Service cost                                           $  2,030            $  1,741            $  1,565
Interest cost                                             1,701               1,572               1,329
Expected return on plan assets                           (2,499)             (1,996)             (1,633)
Amortization of transition (assets) obligation             (276)               (276)               (276)
Amortization of prior service cost                           94                  94                  94
Amortization of net (gain) loss                            (149)                  1                  --
-------------------------------------------------------------------------------------------------------

Net periodic benefit cost                              $    901            $  1,136            $  1,079
=======================================================================================================


The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                       1999                1998
-------------------------------------------------------------------------------

Weighted-average assumptions as of March 31

   Discount rate                                       7.20%               7.40%
   Expected return on plan assets                      9.50%               9.50%
   Rate of compensation increase                       4.50%               5.00%

The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $808,000, $811,000, and $211,000 in 1999, 1998, and 1997, respectively.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments, as determined under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," are summarized as follows:

                                                                                           1999                     1998
                                                                                  -----------------------------------------------
                                                                                  Carrying    Estimated     Carrying     Estimated
                                                                                    Amount   Fair Value       Amount    Fair Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (In thousands)

Long-term debt, including current portion                                      $    186,880 $    191,363     $230,157      $241,405
Notes payable                                                                            --           --       62,270        62,270
Class B Common Stock of Moog Inc.                                                     2,086        2,086        2,320         2,320

The estimated fair values were determined as follows:

   Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

   Notes payable - The carrying amount approximates fair value due to the short-term maturity of these instruments.

   Class B Common Stock of Moog Inc. - Based on quoted market prices.

10. Acquisitions

In 1998, the Company completed two acquisitions. The first was the acquisition of Aunt Nellie's Farm Kitchens from The Pillsbury Company, a subsidiary of Diageo plc, for approximately $24 million. Aunt Nellie's Farm Kitchens produces, markets, and sells fruit and vegetable products from plants in the Midwest and its sales were approximately $50 million. The Company purchased the plants, inventories, accounts receivable, and trademarks of the business. This acquisition included $16 million of inventory and $8 million of property, plant, and equipment, and was funded primarily out of working capital.

The second acquisition was the Comstock canned private label vegetable business from Curtice Burns Foods, a wholly-owned subsidiary of Pro-Fac Cooperative, along with the Blue Boy branded canned vegetable business. The Company purchased two New York plants, related inventories, and certain trademarks. The companies also formed a long-term strategic alliance, combining their New York agricultural departments into one organization. The sales were approximately $40 million. The purchase price was approximately $29 million, which included $13 million of inventory and $16 million of property, plant, and equipment, and was funded primarily out of working capital.

Both acquisitions were accounted for under the purchase method and, accordingly, the operating results of the acquired businesses have been included in the consolidated operating results since the dates of acquisition. The fiscal 1998 results of operations on a proforma basis, assuming the acquisitions occurred at the beginning of fiscal 1998, do not differ materially from the actual results of operations.

11.  Other Income

Other income in 1999 consisted of the following: 1) a gain on the sale of land in Rochester, Minnesota of $6,220,000; 2) a gain on the sale of an aircraft of $650,000; and 3) an impairment loss of $2,036,000.

Other income in 1997 consisted of the following: 1) a gain on the sale of the Moog Inc. Class A Common Stock of $7,501,000; and 2) a gain on the sale of the Clifton Park, New York warehouse of $1,640,000.

12.  Sales Information

During 1997, the Company sold $205,633,000 to one customer, which represented 36% of net sales. The Company sold $78,461,000 and $186,091,000 to one customer, representing 14% and 33% of net sales, in 1998 and 1997, respectively. Also, the Company sold $246,760,000 and $149,747,000, representing 43% and 27% of net sales, to one customer in 1999 and 1998, respectively.

13. Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely  in the United  States.  The Company  has an  Alliance  Agreement  with
Pillsbury whereby the Company processes canned and frozen vegetables for Pillsbury under the Green Giant brand name. Pillsbury continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 1999, 1998, and 1997 the sale of Green Giant vegetables account for 50%, 49%, and 69% of net sales (see Sales Information, note 12). The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which the Company has adopted in the current year:

Classes of similar products/services:                      1999                1998                1997
-------------------------------------------------------------------------------------------------------

                                                                        (In thousands)

Net Sales:
   Green Giant vegetables                             $ 289,946           $ 277,080           $ 391,724
   Canned vegetables                                    242,702             243,003             146,338
   Frozen vegetables                                     20,446              19,283              20,094
   Fruit products                                        13,825              14,558               5,550
   Flight operations                                      4,225               2,894               2,624
   Other                                                  5,049               3,708               4,686
-------------------------------------------------------------------------------------------------------

                                                      $ 576,193           $ 560,526           $ 571,016
=======================================================================================================


14. Discontinued Operations

In December 1998, the Company sold a significant portion of its Juice Division to Northland Cranberries, Inc., together with an exclusive license to market and sell Seneca juice products, for $28,200,000 in cash plus the assumption of certain liabilities. This transaction resulted in a pre-tax gain on the disposal of $6,760,000, which was recognized during the Company's fourth quarter ended March 31, 1999. This sale included plants in Dundee, New York; Mountain Home, North Carolina; Jackson, Wisconsin; a warehouse in Eau Claire, Michigan; and a receiving station in Portland, New York.

In January 1999, the Company completed the sale to Tree Top, Inc. of its processing facility in Prosser, Washington together with its non-branded specialty fruit concentrate business and an exclusive license to market and sell the Company's branded applesauce. Tree Top paid approximately $29,000,000 in cash. This transaction resulted in a pre-tax gain on the disposal of $10,427,000, which was also recognized in the Company's fourth quarter.

As a result of these sales, the disposition of the Juice Business has been accounted for as a discontinued operation. The consolidated financial statements of prior years have been restated to separately report discontinued operating results. Net sales for the Juice Business were $121,290,000 in 1999, $142,694,000 in 1998, and $159,119,000 in 1997. Interest expense allocated to discontinued operations includes an allocation of corporate interest expense and amounts directly related to the discontinued business. The allocation of corporate interest expense was based, in part, on a ratio of the net assets of the discontinued operations to the sum of consolidated net assets and consolidated debt. The amounts allocated in 1999, 1998, and 1997 totaled $1,567,000, $2,580,000, and $2,867,000, respectively.

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles.





Deloitte & Touche LLP
Rochester, New York
May 21, 1999

Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing. Requests should be sent to Philip G. Paras, Seneca Foods Corporation, 1162 Pittsford-Victor Road, Pittsford, New York 14534, or contact us via our web site at http://www.senecafoods.com, or e-mail us at senecafoods@senecafoods.com.

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

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
3.4 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 414 and 374 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below.

    Class A:                            1999                         1998
                             ------------------------------------------------
              Quarter          High          Low            High         Low
              ---------------------------------------------------------------

               First           $17.13      $13.50          $18.75      $16.75
               Second           14.50       12.00           18.50       16.75
               Third            13.25       11.00           18.25       16.50
               Fourth           15.25       10.00           17.62       15.75



     Class B:                            1999                         1998
                             ------------------------------------------------
              Quarter          High          Low            High         Low
              ---------------------------------------------------------------

               First           $16.75      $14.75          $18.50      $16.75
               Second           14.75       12.00           18.50       16.75
               Third            15.00       11.25           18.25       16.50
               Fourth           14.00       10.38           17.25       15.50


The Company may pay dividends on common stock only from consolidated net earnings available for distribution, which were none as of March 31, 1999. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.


The following is a summary of the unaudited interim results of operations by quarter:


                                                                         First          Second            Third          Fourth
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands, except per share data)

Year ended March 31, 1999:
Net sales                                                            $  67,466       $ 176,792        $ 246,624       $  85,311
Gross margin                                                             7,574          10,596            9,491           9,854
Earnings (loss) from continuing  operations before extraordinary        (1,420)            796             (613)          2.657
item
Basic  earnings   (loss)  from  continuing   operations   before
extraordinary
  item per common share                                                   (.24)            .13             (.10)            .43
Diluted earnings (loss) from continuing operations before
  extraordinary item per common share                                     (.24)            .11             (.10)            .26
Net earnings (loss)                                                     (2,683)            283              459           7,104
Basic earnings (loss) per common share                                    (.45)            .05              .07            1.16
Diluted earnings (loss) per common share                                  (.45)            .04              .07             .69

Year ended March 31, 1998:
Net sales                                                            $  70,496       $ 178,528        $ 238,333       $  73,169
Gross margin                                                             6,776          13,633           10,601           7,797
Earnings (loss) from continued operations                                 (537)            991              138          (3,773)
Basic earnings (loss) from continued operations per common share          (.09)            .17              .02            (.64)
Diluted  earnings (loss) from  continuing  operations per common          (.09)            .16              .02            (.64)
share
Net earnings (loss)                                                        192             187           (1,240)         (4,283)
Basic earnings (loss) per common share                                     .03             .03             (.21)           (.72)
Diluted earnings (loss) per common share                                   .03             .03             (.21)           (.72)


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated. The first and second quarters of 1999 and all of 1998 have been restated to reflect the sale of the Juice segment in the third and fourth quarters of 1999. The fourth quarter includes an extraordinary loss from debt extinguishment $1,222,000 after tax benefit.

Quantitative and Qualitative Disclosures about Market Risk

 As a result of its operating and financing activities, the Company is exposed to certain market risks including changes in commodity pricing and fluctuations in interest rates. Commodity pricing exposure includes weather phenomena and their effect on industry volumes, prices, product quality, and costs. The Company manages its exposure to commodity price risk primarily through its regular operating activities. The Company has not used derivative financial instruments. The Company has not utilized financial instruments for trading or other speculative purposes.

 Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. Although the Company does not have any short-term debt as of March 31, 1999, it uses bank lines of credit with variable interest rates to finance seasonal working capital requirements. The Company maintains investments in cash equivalents ($26.9 million as of March 31, 1999) and does have investments in a modest amount of marketable securities. Long-term debt represents secured and unsecured notes and debentures and certain notes payable to insurance companies used to finance long-term investments such as business acquisitions. Long-term debt bears interest at fixed and variable rates. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and sinking fund requirements and related weighted-average interest rates by expected maturity date. Weighted-average interest rates on variable-rate debt are based on current rates as of March 31, 1999:


                             Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
                                                         March 31, 1999
                                                         (In Thousands)

                                                                         EXPECTED MATURITY DATE
                                ------------------------------------------------------------------------------------------------
                                                                                                                       Total /
                                                                                                                      Weighted
                                  2000           2001           2002           2003           2004     Thereafter     Average
                                  ----           ----           ----           ----           ----     ----------     --------

Fixed-rate debt:
   Principal cash flows          $8,292         $7,743        $18,123        $21,137        $21,156       $96,634     $  173,085
  Average interest rate            9.35%          9.36%          9.32%          9.20%          9.01%         8.23%          8.93%
Variable-rate debt:
   Principal cash flows          $   --         $   --      $      --      $      --      $      --       $22,630     $   22,630
   Average interest rate           5.62%          5.62%          5.62%          5.62%          5.62%         5.62%          5.62%
Short-term investments:
   Balance                                                                                                            $   26,931
   Average interest rate                                                                                                    4.84%
