Form 10-K/A, Exhibit 13
period 1999-03-31
SENECA FOODS CORP /NY/
filed 1999-08-18
CIK 88948

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

    The Company has three major long-term debt instruments: 1) A $44,700,000 note payable to The Prudential Insurance Company of America, with an interest rate of 10.78%, which is due through 2005, 2) A $68,083,000 secured nonrecourse note payable to The Pillsbury Company, with an interest rate of 8%, which is due through 2009, and 3) A $50,000,000 note payable to John Hancock Mutual Life Insurance Company, with an interest rate of 10.81%, which is due beginning March 2001 and a final maturity of January 2009.

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

Year 2000

The Company recognizes the need to ensure its operations will not be adversely impacted by Year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company is in the process of replacing some systems, which are known not to be Year 2000 compliant, and updating others to be Year 2000 compliant. The Company is addressing the computing environment along with any other systems in the operating facilities, which may also not be Year 2000 compliant. The Company is using internal resources to make systems Year 2000 compliant as much as possible only using external resources for specialized equipment, which is mostly at our plants. The total cost of compliance, above and beyond normal software upgrades, is not expected to exceed $750,000, of which approximately $400,000 has been incurred to date.

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

    The Company's reasonable worst case scenario might involve not being able to buy cans from our normal suppliers. Some of the Company's can requirements are produced within the Company and the balance are purchased from two major suppliers. If a computer or embedded processor failure at one of these suppliers caused them not to be able produce cans, the Company would need to find alternate sources of supply. In addition, all of our plants are in the northern part of the United States and some of the Company's warehouses are only heated by natural gas. Therefore, when the Year 2000 issues first materialize in January, if there is an issue with the supply of natural gas, the Company could incur losses of canned vegetables due to freezing, unless the Company can find alternative sources of heat or other storage space with heat. Many of our plants have boilers that can use different fuels, so this is less of an issue. The Company does not believe the purchase of fresh vegetables for canning and freezing is a major risk since much of the equipment used in this process does not have Year 2000 issues. The Company believes the most reasonably likely worst case scenario is there could be some localized, temporary disruptions to portions of business activities such as shipping, information systems, warehousing, and agricultural production rather than systemic or long-term problems affecting its business operations as a whole.


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

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000, which are backed by direct pay letters of credit and unrelated to the industrial development agency financing instruments discussed in Leases, note 5. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's.

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
