Form 10-K, Exhibit 13
period 2000-03-31
SENECA FOODS CORP /NY/
filed 2000-06-23
CIK 88948

Exhibit 13



Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)

                                                                                                                    (Eight Months)
 Years ended March 31,                                 2000          1999          1998           1997          1996          1995
 --------------------------------------------------------------------------------------------------------------------------------

 Net sales                                        $ 604,956     $ 576,193     $ 560,526      $ 571,016     $ 354,286     $ 128,744
 --------------------------------------------------------------------------------------------------------------------------------

 Operating earnings (before Corporate
    interest and administrative expense)          $  27,335     $  27,138     $  22,732      $  43,536     $  18,613     $   4,840
 Earnings (loss) from continuing
    operations before extraordinary item and
    cumulative effect of accounting change            4,320         1,420        (3,181)         8,966        (6,618)       (1,941)
 Earnings (loss) from discontinued operations            --        (6,791)       (1,963)        (1,435)       (3,529)        3,262
 Gain on sale of discontinued operations                 --        11,756            --             --            --            --
 Earnings (loss) before extraordinary item and
    cumulative effect of accounting change            4,320         6,385        (5,144)         7,531       (10,147)        1,321
 Extraordinary loss                                      --        (1,222)           --             --            --            --
 Net earnings (loss)                                  4,320         5,163        (5,144)         7,531       (10,147)        1,321
 --------------------------------------------------------------------------------------------------------------------------------

 Basic earnings (loss) from continuing
    operations per common share                   $     .66     $     .23     $    (.54)     $    1.51     $   (1.18)    $    (.34)
 Basic earnings (loss) per common share before
    extraordinary item and cumulative
    effect of accounting change                         .66          1.05          (.87)          1.27         (1.81)          .23
 Basic earnings (loss) per common share                 .66           .85          (.87)          1.27         (1.81)          .23
 ---------------------------------------------------------------------------------------------------------------------------------

 Working capital                                  $ 168,972     $ 167,435     $ 112,299      $ 132,351     $ 111,301     $ 138,030
 Inventories                                        203,173       152,634       194,044        158,197       229,759       138,113
 Net property, plant, and equipment                 179,146       178,658       218,408        207,439       222,720       179,718
 Total assets                                       438,540       404,870       474,926        416,023       523,859       385,502
 Long-term debt and capital lease
    obligations                                     189,968       187,904       227,858        224,128       226,574       221,480
 Stockholders' equity                               148,999       144,588        89,125         93,736        90,939        90,821
 ---------------------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment      $  19,875     $   9,494     $  15,693      $  11,650     $  67,897     $  26,966
 Interest expense, net                               16,147        21,594        23,913         25,960        25,069         4,916
 ---------------------------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                            3.6%          4.4%         (5.6)%          8.2%        (11.2)%         1.5 %
 Continuing earnings before taxes/sales                 1.1%          0.3%         (0.9)%          2.4%         (1.9)%        (1.5)%
 Net earnings/sales                                     0.7%          0.9%         (0.9)%          1.3%         (2.9)%         1.0 %
 Long-term debt/equity                                  127%          130%          256 %          239%          249%          244 %
 Current ratio                                        3.1:1         4.0:1         1.8:1          2.8:1         1.6:1         3.3:1
 ---------------------------------------------------------------------------------------------------------------------------------

 Stockholders' equity per common share            $   16.16     $   15.65     $   14.99      $   15.77     $   15.30     $   16.23
 Class A National Market System
    closing price range                           15 1/2-10 1/4 17 1/8-10 3/8 18 3/4-15 3/4  18 3/4-14 3/4     20-15            --

 Class B National Market System
    closing price range                           14 3/4-10     16 3/4-10 3/8 18 1/2-15 1/2      19-14 1/2     22-16   17 3/4-10 1/2
 Common cash dividends declared per share                --            --            --             --            --            --
 Price earnings ratio                                  17.1          13.1            NM           13.7x           NM          74.5x
 ---------------------------------------------------------------------------------------------------------------------------------

1995 represents eight months ended March 31 due to a change in the Company's fiscal year end.

NM - not meaningful.

        Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

                         Liquidity and Capital Resources

Because the Company is primarily engaged in vegetable processing, the Company's yearly business cycle shows large inventory growth during the summer and fall harvest period. The inventory peaks in the early fall and drops to its minimum level immediately prior to the next pack season (pack refers to canning and freezing of vegetables and certain fruits with each commodity at a certain time during the year which can vary based on weather conditions among other factors). These peaks are financed through seasonal borrowings whose high and low points essentially correspond with the changes in inventory, or by a reduction in short-term investments. Accordingly, inventory management is key to liquidity.

During September 1998, the Company completed an equity sale, which raised $49.7 million. The equity sale consisted of a Rights Offering to the Company's common shareholders and a Stock Purchase Agreement with certain investors.

In December 1998, the Company sold a significant portion of its Juice Division to Northland Cranberries, Inc. together with an exclusive license to market and sell Seneca juice products, for $28.2 million in cash plus the assumption of certain liabilities. This sale included plants in Dundee, New York; Mountain Home, North Carolina; Jackson, Wisconsin; and a warehouse in Eau Claire, Michigan.

In January 1999, the Company sold to Tree Top, Inc. its processing facility in Prosser, Washington together with its non-branded specialty fruit concentrate business and an exclusive license to market and sell Seneca applesauce. Tree Top paid approximately $29.0 million in cash.

During November 1999, the Company acquired certain assets of the Midwest private label canned vegetable business from Agrilink Foods, Inc., for approximately $48.0 million. The Company purchased one plant and inventories of the business. The annual sales of this business are approximately $73.0 million. The purchase price was partially funded by a subordinated note for $5.0 million while the balance was paid in cash (see Acquisitions, note 10).

As a result of the fiscal 1999 divestitures and equity sale, the Company's requirements for working capital financing were substantially reduced during the fiscal years ended 2000 and 1999 as compared to 1998 and prior years. Accordingly, the total financing commitment of the Company's line of credit banks was reduced in a series of steps from $130 million to $75 million on January 29, 1999, at which date the Company elected to terminate its Amended and Restated Credit Agreement with those banks. As of March 31, 2000, the Company maintained a committed revolving line of credit of $20 million and uncommitted lines of credit totaling $45 million. Subsequent to March 31, 2000, the Company increased its uncommitted lines of credit to $80 million. These credit arrangements do not require the Company to pay any commitment fees, whereas the Company paid fees for the unused portion of the bank commitments under the Amended and Restated Credit Agreement which it terminated in January 1999. The Company had no short-term bank borrowings throughout fiscal 2000. The Company believes that the credit facilities will be sufficient, with its other resources, for its anticipated working capital requirements in 2001.

The Company has three major long-term debt instruments: 1) A $44.7 million note payable to The Prudential Insurance Company of America, with an interest rate of 10.78%, which is due through 2005, 2) A $64.6 million secured nonrecourse note payable to The Pillsbury Company, with an interest rate of 8%, which is due through 2009, and 3) A $46.3 million note payable to John Hancock Mutual Life Insurance Company, with an interest rate of 10.81%, which is due through 2009.

In the third quarter of 2000, the Company issued an Industrial Revenue Development Bond for $6.0 million to finance production equipment in the Midwest. The Other Assets category includes $5.3 million of yet unspent proceeds of this debt issue.

In the final quarter of 1999, the Company made the following prepayments on long-term debt (plus yield-maintenance payments to the lenders in accordance with the terms of the indebtedness):

         (1) With respect to its outstanding 10.78% Series A Note due February 23, 2005, and in addition to the scheduled payment of a principal installment of $7.5 million due February 23, 1999, the Company prepaid two annual principal installments of $8.4 million each due February 23 in 2000 and 2001; and

         (2) With respect to its outstanding 9.17% Senior Notes due 2004, the Company prepaid $15.0 million, the entire outstanding principal amount of these Notes.


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

The increase in cash and short-term investments of $9.8 million over the three year period ended in 2000 was primarily due to the proceeds of the sale of assets (primarily the Juice sale) totaling $67.1 million; proceeds from the new equity issue from the Stock Purchase Agreement and Rights Offering totaling $49.7 million; proceeds of the new long-term debt issues totaling $22.4 million; and net earnings (before depreciation effect, which is non-cash). This was partially offset by: Agrilink, Aunt Nellie's Farm Kitchens and Curtice Burns acquisitions of $97.2 million; long-term debt repayments totaling $61.2 million; repayments of notes payable totaling $18.0 million; and capital additions of $19.9 million, $9.5 million, and $15.7 million, in 2000, 1999, and 1998, respectively

In 2000, accounts receivable decreased by $4.0 million to $31.7 million. In 1999, accounts receivable decreased by $12.9 million mainly due to the Juice divestitures. In 1998, accounts receivable increased by $12.2 million to $48.6 million. This was due in part to Non-Alliance sales being $87.7 million higher fueled by the two acquisitions (see below).

In 2000, inventories increased by $50.5 million mainly due to the acquisition of the Midwest private label canned vegetable business described above. In 1999, inventories decreased by $41.4 million mainly due to the Juice divestitures. In 1998, inventories increased $35.8 million over 1997. This was largely due to the acquisitions made during the year (see below).

In 2000, capital expenditures were $19.9 million as compared to $9.5 million in 1999 and $15.7 million in 1998. In 2000, certain expenditures of approximately $5.0 million were made to accommodate the additional volume acquired from Agrilink (since only one of three plants was purchased). Another major capital initiative in 2000 involved increasing production capacity in the Northwest. No major capital expenditures occurred in 1999. In 1998, certain juice production lines were converted to PET (plastic bottles) totaling $3.2 million at plants in the south and midwest.

In 1998, the Company completed two acquisitions. The first acquisition was Aunt Nellie's Farm Kitchens, which produces, markets, and sells fruit and vegetable products from their plants in the midwest, for approximately $24.3 million. The second acquisition was the Curtice Burns canned branded and private label vegetable business for approximately $29.4 million (see Acquisitions, note 10).

                              Results of Operations

Net sales for 2000 were $605.0 million, which includes $263.3 million sold under the Alliance with Pillsbury. Net sales for 1999 were $576.2 million, which includes $289.9 million sold under the Alliance with Pillsbury. Net sales for 1998 were $560.5 million, which includes $277.1 million sold under the Alliance with Pillsbury. In 2000, Non-Alliance sales increased from $286.3 million to $341.7 million reflecting the Agrilink acquisition, distribution gains in the vegetable non-branded area, and higher selling prices. This increase was partially offset by a reduction in Alliance sales reflecting a planned smaller pack than the previous year. In 1999, vegetable unit non-branded sales increased over 1998 due to increased distribution on the west coast and another large pack. In 1998, vegetable unit sales increased due to the two acquisitions and the high pack levels of the last two years.

The sale of the Juice business to Northland Cranberries, Inc. resulted in a pre-tax gain on the disposal of $6.8 million which was recognized during the Company's fourth quarter ended March 31, 1999. The sale of the Company's processing facility in Prosser, Washington together with its non-branded specialty fruit concentrate business to Tree Top, Inc. resulted in a pre-tax gain on the disposal of $10.4 million which was also recognized in the Company's fourth quarter ended March 31, 1999. As a result of these sales, the Juice Business has been accounted for as discontinued operations. Net sales for these businesses were $121.3 million in 1999 and $142.7 million in 1998.

In 2000, the Company sold a distribution facility in Chicopee, Massachusetts, which resulted in a gain of $1.0 million before income taxes. In 1999, the Company sold a parcel of land in Rochester, Minnesota, which resulted in a gain of $6.2 million before income taxes.

In 2000, earnings increased due to the following reasons: 1) a $5.4 million reduction in interest expense as a result of the $49.7 million equity offering and juice and applesauce divestitures completed in fiscal 1999, 2) better selling prices on vegetables, especially on private label canned retail and food service vegetables than the previous year, 3) additional sales due to the acquired business described above, and 4) a gain on the sale of a warehouse of $1.0 million. These gains were partially offset by a provision principally to reflect the expected liquidation costs of our maraschino cherry business, including a plant closure, of $2.0 million, established in 2000. In 1999, earnings increased due to the following reasons: 1) the gain on the sale of land in Rochester, Minnesota of $6.2 million, 2) somewhat better selling prices on vegetables after low prices the previous year, and 3) a gain on the sale of an aircraft of $.7 million. These gains were partially offset by an impairment provision of $2.0 million. In 1998, earnings decreased mainly due to lower selling prices on vegetables due to an ongoing industry oversupply due in part to the second consecutive above budget pack.

A deferred tax valuation allowance as of March 31, 2000, was not deemed necessary due to the fact that there was positive evidence that outweighed the negative evidence that it was more likely than not that these tax assets will be realized. While the Company has suffered losses in two of the last five fiscal years, the Company does not believe that such losses should be considered a trend, and that other evidence, including the fact that the Company has never had a net operating loss expire, should be considered in evaluating whether a valuation allowance is necessary.

In general, inflation played a relatively small role in the operating results and cash flows of 2000, 1999, and 1998 since the Company depreciates its fixed assets under accelerated depreciation methods for tax purposes.

                          New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not use derivative instruments nor does it engage in hedging activities. Therefore, this standard will have no impact on the Company's reported financial position, results of operations and cash flows.

                                    Year 2000

The Company's Year 2000 project was designed to reduce the risk that the Year 2000 issue would cause significant interruptions to the Company's operations. As a result of the Project, the Company experienced no significant problems affecting its business operations related to the Year 2000 issue. The Company does not expect any future problems arising from Year 2000 issues that would have a material impact on the Company's financial statements. The total cost of the project was less than $.8 million.

           Quantitative and Qualitative Disclosures about Market Risk

As a result of its operating and financing activities, the Company is exposed to certain market risks including changes in commodity pricing and fluctuations in interest rates. Commodity pricing exposure includes weather phenomena and their effect on industry volumes, prices, product quality, and costs. The Company manages its exposure to commodity price risk primarily through its regular operating activities. The Company has not used derivative financial instruments and has not utilized financial instruments for trading or other speculative purposes.

Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. Although the Company does not have any short-term debt as of March 31, 2000, it uses bank lines of credit with variable interest rates to finance seasonal working capital requirements. The Company maintains investments in cash equivalents ($6.3 million as of March 31, 2000) and does have investments in a modest amount of marketable securities. Long-term debt represents secured and unsecured notes and debentures and certain notes payable to insurance companies used to finance long-term investments such as business acquisitions. Long-term debt bears interest at fixed and variable rates. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and sinking fund requirements and related weighted-average interest rates by expected maturity date. Weighted-average interest rates on variable-rate debt are based on current rates as of March 31, 2000:

     Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
                                 March 31, 2000
                                 (In Thousands)
                                                 EXPECTED MATURITY DATE
                                                                                                                      Total /
                                                                                                                     Weighted
                                   2001           2002           2003           2004          2005     Thereafter     Average
                                   ----           ----           ----           ----          ----     ----------    --------

Fixed-rate debt:
  Principal cash flows           $8,214        $18,622        $21,665        $21,716       $21,773       $83,562     $  175,552
  Average interest rate            9.17%          9.15%          9.06%          8.92%         8.71%         8.45%          8.86%
Variable-rate debt:
   Principal cash flows          $   --      $      --      $      --      $      --     $      --       $22,630     $   22,630
   Average interest rate           5.78%          5.78%          5.78%          5.78%         5.78%         5.78%          5.78%
Short-term investments:
   Balance                                                                                                           $    6,323
   Average interest rate                                                                                                   5.96%

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except share amounts)


Years ended March 31,                                                              2000             1999             1998
--------------------------------------------------------------------------------------------------------------------------


Net sales                                                                     $ 604,956        $ 576,193        $ 560,526

-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         557,848          538,678          521,432
   Selling, general, and administrative expense                                  22,819           18,778           20,124
   Other expense (income)                                                         1,254           (4,834)              --
   Interest expense, net of interest income of $1,672, $648, and
     $109, respectively                                                          16,147           21,594           24,200
                                                                        -------------------------------------------------

                                                                                598,068          574,216          565,756
-------------------------------------------------------------------------------------------------------------------------


Earnings (loss) from continuing operations before income taxes
   and extraordinary item                                                         6,888            1,977           (5,230)
Income taxes                                                                      2,568              557           (2,049)
                                                                        -------------------------------------------------

Earnings (loss) from continuing operations before
   extraordinary item                                                             4,320            1,420           (3,181)
Loss from discontinued operations, less applicable
   income tax benefit of $3,138 and $1,265                                           --           (6,791)          (1,963)
Gain on the sale of discontinued operations, less applicable
   income taxes of $5,431                                                            --           11,756               --
Extraordinary loss on early extinguishment of debt,
   less applicable income tax benefit of $564                                        --           (1,222)              --
                                                                        -------------------------------------------------

     Net earnings (loss)                                                      $   4,320        $   5,163        $  (5,144)
==========================================================================================================================

Earnings (loss) from continuing operations per common share                   $     .66        $     .23        $    (.54)
Loss from discontinued operations per common share                                   --            (1.11)            (.33)
Gain on the sale of discontinued operations per common share                         --             1.93               --
Extraordinary loss on early extinguishment of debt per common share                  --             (.20)              --
                                                                        -------------------------------------------------

   Basic net earnings (loss) per common share                                 $     .66        $     .85        $    (.87)
==========================================================================================================================


Earnings (loss) from continuing operations per common share                   $     .42        $     .17        $    (.54)
Loss from discontinued operations per common share                                   --             (.80)            (.33)
Gain on the sale of discontinued operations per common share                         --             1.39               --
Extraordinary loss on early extinguishment of debt per common share                  --             (.15)              --
                                                                        -------------------------------------------------

   Diluted earnings (loss) per common share                                   $     .42        $     .61        $    (.87)
==========================================================================================================================

See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)
March 31,                                                                                                   2000                1999
------------------------------------------------------------------------------------------------------------------------------------

Assets:
Current Assets:
   Cash and short-term investments                                                                     $  11,348           $  31,003
   Accounts receivable, less allowance for doubtful accounts
     of $469 and $487, respectively                                                                       31,702              35,717
   Inventories:
     Finished products                                                                                   156,349             107,127
     In process                                                                                            4,610              11,143
     Raw materials and supplies                                                                           42,214              34,364
   Deferred tax asset                                                                                      4,812               3,276
   Prepaid expenses                                                                                          528                 911
                                                                                               -------------------------------------
       Total Current Assets                                                                              251,563             223,541
------------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                               7,831               2,671
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                                    5,700               5,205
   Building                                                                                               94,525              89,651
   Equipment                                                                                             264,454             247,360
                                                                                               -------------------------------------
                                                                                                         364,679             342,216
Less accumulated depreciation and amortization                                                           185,533             163,558
                                                                                               -------------------------------------
       Net Property, Plant, and Equipment                                                                179,146             178,658

------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                  $ 438,540            $404,870
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable                                                                                    $  48,699           $  27,034
   Accrued expenses                                                                                       25,033              20,952
   Current portion of long-term debt and capital lease obligations                                         8,214               7,811
   Income taxes                                                                                              645                 309
------------------------------------------------------------------------------------------------------------------------------------

     Total Current Liabilities                                                                            82,591              56,106
Long-Term Debt                                                                                           182,468             179,533
Capital Lease Obligations                                                                                  7,500               8,371
Deferred Gain and Other Liabilities                                                                        8,599               9,402
Deferred Income Taxes                                                                                      8,383               6,870
Commitments (Note 5)                                                                                          --                  --
                                                                                               -------------------------------------
       Total Liabilities                                                                                 289,541             260,282
------------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock                                                                                        42,940              46,433
   Common stock                                                                                            2,822               2,748
                                                                                               -------------------------------------
     Total Capital Stock                                                                                  45,762              49,181
   Additional paid-in capital                                                                             13,359               9,940
   Accumulated other comprehensive income                                                                    991                 877
   Retained earnings                                                                                      88,887              84,590
                                                                                               -------------------------------------
       Total Stockholders' Equity                                                                        148,999             144,588
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                    $ 438,540            $404,870
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,                                                                    2000             1999              1998
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings (loss)                                                              $   4,320        $   5,163         $  (5,144)
   Adjustments to reconcile net earnings (loss) to
     net cash provided by operations:
       Depreciation and amortization                                                   23,554           27,641            28,849
       Deferred income taxes                                                              (87)             (49)           (6,231)
       Gain on the sale of assets                                                        (965)         (24,057)               --
       Impairment provision and other expenses                                          2,219            3,354                --
       Changes in operating assets and liabilities:
         Accounts receivable                                                            4,015           12,930            (8,083)
         Inventories                                                                   (6,961)           7,243            (7,154)
         Prepaid expenses                                                                 383              720             2,907
         Accounts payable, accrued expenses, and other liabilities                     22,770           (7,817)           18,679
         Income taxes                                                                     336            1,885            (2,175)
                                                                               -------------------------------------------------


       Net cash provided by operations                                                 49,584           27,013            21,648
--------------------------------------------------------------------------------------------------------------------------------


Cash flows from investing activities:
   Acquisitions                                                                       (43,481)              --           (53,672)
   Additions to property, plant, and equipment                                        (19,875)          (9,494)          (15,693)
   Escrow fund                                                                         (5,326)              --                --
   Proceeds from the sale of assets                                                     1,790           65,270                --
   Disposals of property, plant, and equipment                                            159              400               135
                                                                               -------------------------------------------------


       Net cash provided by (used in) investing activities                            (66,733)          56,176           (69,230)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Payments of long-term debt and capital lease obligations                            (8,511)         (43,401)           (9,266)
   Proceeds from issuance of long-term debt                                             6,000               --            15,106
   Other assets                                                                            28             (281)               23
   Dividends paid                                                                         (23)             (23)              (58)
   Net (payments) borrowings on notes payable                                              --          (62,270)           44,270
   Equity issue                                                                            --           49,712                --
                                                                               -------------------------------------------------


       Net cash provided by (used in) financing activities                             (2,506)         (56,263)           50,075
--------------------------------------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and short-term investments                            (19,655)          26,926             2,493
Cash and short-term investments, beginning of year                                     31,003            4,077             1,584
                                                                               -------------------------------------------------


Cash and short-term investments, end of year                                        $  11,348        $  31,003         $   4,077
================================================================================================================================

Supplemental  disclosures  of cash flow  information:  Cash paid during the year for:
     Interest                                                                       $  16,264        $  24,259         $  28,042
     Income taxes                                                                       2,171              451             5,092
Supplemental information of noncash investing and financing activities:
In 2000, a $4,978 unsecured subordinated note was issued in conjunction with the acquisition of assets.
================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

                       Preferred Stock
       -------------------------------------------------
                      6%    Class A 10%   Participating
          Cumulative Par Cumulative Par Convertible Par                                           Accumulated
              Value $.25    Value $.025     Value $.025       Class A        Class B Additional         Other              Compre-
         Callable at Par    Convertible    Stated Value  Common Stock   Common Stock    Paid-In Comprehensive Retained     hensive
                  Voting         Voting          $11.93 Par Value $.25 Par Value $.25   Capital        Income Earnings Income(Loss)
------------------------------------------------------------------------------------------------------------------------------------
Shares authorized 200,000     1,400,000       4,166,667     20,000,000    10,000,000
====================================================================================

Shares issued and outstanding:


  March 31, 1998  200,000       807,240              --      3,143,125     2,796,555
====================================================================================

  March 31, 1999  200,000       807,240       3,885,869      3,480,719     2,791,017
====================================================================================

  March 31, 2000  200,000       807,240       3,593,140      3,797,388     2,767,357
====================================================================================

----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1997 $50         $ 20             $--           $786        $1,880     $5,913      $   435     $84,652

 Net loss               --           --              --             --            --         --            --    (5,144)  $ (5,144)
 Cash dividends paid
   on preferred stock   --           --              --             --            --         --            --       (58)        --
 Net unrealized gain on
   investments          --           --              --             --            --         --           591        --        591
----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1998  50           20              --            786         1,880      5,913         1,026    79,450   $ (4,553)
                                                                                                                          ========

 Net earnings           --           --              --             --            --         --            --     5,163   $  5,163
 Cash dividends paid
   on preferred stock   --           --              --             --            --         --            --       (23)        --
 Equity issue           --           --          49,712             --            --         --            --        --         --
 Preferred stock
   conversion           --           --          (3,349)            71            --      3,278            --        --         --
 Common stock
   conversion           --           --              --             --            (2)         2            --        --         --
 Stock issuance         --           --              --             13            --        747            --        --         --
 Net unrealized loss on
   investments          --           --              --             --            --         --          (149)       --       (149)
-----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1999  50           20          46,363            870         1,878      9,940           877    84,590    $ 5,014
                                                                                                                           =======

 Net earnings           --           --              --             --            --         --            --     4,320   $  4,320
 Cash dividends paid
   on preferred stock   --           --              --             --            --         --            --       (23)        --
 Preferred Stock
   Conversion           --           --          (3,493)            80            --      3,413            --        --         --
 Common Stock
   Conversion           --           --              --             --            (6)         6            --        --         --
 Net unrealized gain
   on investments       --           --              --             --            --         --           114        --        114
----------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 2000 $50          $20        $ 42,870           $950       $ 1,872    $13,359       $   991  $  88,887   $ 4,434
==================================================================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 25 plants and warehouses in seven states. The Company markets branded and private label processed foods to retail customers and institutional food distributors.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes.

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

Earnings per Common Share

A reconciliation of basic earnings per share from continuing operations with diluted earnings per share from continuing operations follows:

Years ended March 31,                          2000          1999          1998
-------------------------------------------------------------------------------

                                        (In thousands, except per share amounts)
Basic

Earnings (loss) from continuing operations $  4,320   $     1,420   $    (3,181)
Deduct preferred stock dividends paid            23            23            58
                                           ------------------------------------

Basic earnings (loss)                   $     4,297   $     1,397   $    (3,239)
===============================================================================


Weighted average common shares outstanding    6,498         6,082         5,940
===============================================================================


Basic earnings (loss) per share         $       .66   $       .23   $      (.54)
===============================================================================

Diluted

Basic earnings (loss)                   $     4,297   $     1,397   $    (3,239)
Add dividends on convertible
  preferred stock                                20            20            --
                                        ---------------------------------------
Earnings applicable to common stock on a
   diluted basis                        $     4,317   $     1,417   $    (3,239)
===============================================================================

Shares used in calculating earnings per
   share above                                6,498         6,082         5,940
Additional shares to be issued under full
   conversion of preferred stock              3,727         2,396            --
                                        ---------------------------------------

Total shares for diluted                     10,225         8,478         5,940
===============================================================================

Diluted earnings (loss) per share       $       .42   $       .17   $      (.54)
===============================================================================



The additional shares and dividends were not considered in the 1998 diluted calculation since diluting a loss is not allowed.

Depreciation - Property, plant, and equipment is stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment. An impairment loss of $518,000 was recognized in 2000 and was included in Other Income and Expenses (see Other Income and Expenses, note 11). An impairment loss of approximately $3,354,000 was recognized in 1999 of which $2,036,000 is included in Other Income and Expenses (see Other Income and Expenses, note 11) and $1,318,000 is included in discontinued operations. There was no impairment loss recognized in 1998.

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

New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company does not use derivative instruments nor does it engage in hedging activities. Therefore, this standard will have no impact on the Company's reported financial position, results of operations and cash flows.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2.  Common Stock of Moog Inc.

Other assets include the Company's investment in the Class B Common Stock of Moog Inc. totaling $2,264,000 and $2,086,000 at March 31, 2000 and 1999,
respectively, which is classified as an available-for-sale security and is carried at fair value. There were no realized gains or losses in 2000, 1999 and 1998, and gross unrealized holding gains were $1,548,000, $1,379,000, and $1,604,000, at March 31, 2000, 1999, and 1998, respectively.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. At March 31, 2000, the Company had $2,798,000 outstanding for letters of credit, a committed revolving line of credit totaling $20,000,000, and uncommitted lines of credit totaling $45,000,000. Subsequent to March 31, 2000, the Company increased its uncommitted lines of credit to $80,000,000. The lines are renewable annually at various dates and provide for loans of varying maturities. There are no formal compensating balance arrangements with any of the banks.

As of March 31, 2000 and 1999, there were no amounts borrowed under lines of credit. The Company had no short-term bank borrowings throughout fiscal 2000. The weighted average interest rate on amounts borrowed during fiscal 1999 and 1998 was 8.01% and 7.88%, respectively.

4.  Long-Term Debt

                                                                                                               2000           1999
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (In thousands)

Note payable to insurance company, 10.78%, due through 2005                                               $  44,700    $    44,700
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                    64,583         68,083
Unsecured subordinated promissory note, 8.00%, due through 2009                                               4,978             --
Note payable to insurance company, 10.81%, due through 2009                                                  46,250         50,000
Industrial Revenue Development Bonds, 5.62% and 5.60%, due through 2028                                      22,630         22,630
Industrial Revenue Development Bond, 5.69%, due through 2009                                                  5,812             --
Other                                                                                                         1,339          1,467
                                                                                                        --------------------------
                                                                                                            190,292        186,880
Less current portion                                                                                          7,824          7,347
                                                                                                        --------------------------
                                                                                                          $ 182,468    $   179,533
                                                                                                        ==========================

Long-term debt agreements contain various restrictive financial covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of interest coverage. In addition, these agreements include a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 2000.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000, which are backed by direct pay letters of credit and unrelated to the industrial development agency financing instruments discussed in Leases, note 5. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's.

Debt repayment requirements for the next five fiscal years are:

                                                (In thousands)
                                  2001             $  7,824
                                  2002               18,217
                                  2003               21,240
                                  2004               21,276
                                  2005               21,313

During 1999, the Company paid off $15,000,000 of its outstanding 9.17% notes payable due 2004 and prepaid two annual principal installments of $8,400,000, each due February 23 in 2000 and 2001, of its outstanding 10.78% note payable due 2005. The prepayment penalty paid for the early extinguishment of the debt totaled $1,786,000, before the applicable income tax benefit of $564,000, which has been accounted for as a net extraordinary loss of $1,222,000.

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of limited obligation special revenue bonds, which bear interest rates from 3.55% to 4.75%. Other leases include non-cancelable operating leases expiring at various dates through 2013.

Leased assets under capital leases consist of the following:

                                              2000              1999
--------------------------------------------------------------------
                                                 (In thousands)

Land                                       $    67           $   160
Buildings                                    1,033             1,792
Equipment                                    9,711            10,359
                                           -------------------------
                                            10,811            12,311
Less accumulated amortization                5,381             5,447
                                           -------------------------
                                           $ 5,430           $ 6,864
====================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 2000:

                                           Operating         Capital
--------------------------------------------------------------------
                                                 (In thousands)
Years ending March 31:
  2001                                     $ 4,912        $    718
  2002                                       4,403             717
  2003                                       3,638             721
  2004                                       3,240             718
  2005                                       2,752             720
  2006-2015                                  8,743           7,176
                                           -----------------------

  Total minimum payment required           $27,688        $ 10,770
  ================================================

  Less interest                                              2,880
                                                         ---------
    Present value of minimum lease payments                  7,890
  Amount due within one year                                   390
                                                         ---------
      Long-term capital lease obligations                  $ 7,500
  ================================================================

Aggregate continuing rental expense in 2000, 1999, and 1998 was $10,612,000, $9,863,000, and $9,735,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes for continuing operations is as follows:

                                    2000           1999           1998
                                 ----------------------------------------
                                                (In thousands)
  Current:
    Federal                     $  2,233           $405        $  (300)
    State                            413            100            105
                                --------------------------------------
                                   2,646            505           (195)
                                --------------------------------------

   Deferred:
     Federal                         (59)            69         (1,551)
     State                           (19)           (17)          (303)
                                --------------------------------------
                                     (78)            52         (1,854)
                                --------------------------------------

    Total income taxes           $ 2,568        $   557        $(2,049)
                                 =====================================



At March 31, 2000, the Company has Alternative Minimum Tax Credits in the amount of $5,290,000 to offset future years' regular tax expense, and Research and Development Credits carryforwards in the amount of $301,000, expiring 2007 to 2014.

State net operating loss carryforwards of approximately $14,000,000, expiring March 31, 2001 through March 31, 2118, are available to offset future state tax expense.

A reconciliation of the expected U.S. statutory rate to the effective rate for continuing operations follows:

                                        2000             1999            1998
   --------------------------------------------------------------------------

   Computed (expected tax rate)         34.0%            34.0%          (34.0)
   Tax-exempt income                    (0.9)           (11.3)             --
   State income taxes (net of
     federal tax benefit)                3.7              8.5            (5.0)
   Other                                 0.5             (3.0)           (0.2)
                                        -------------------------------------

     Effective tax rate                 37.3%            28.2%          (39.2)%
   ==========================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 2000 and 1999:

                                                 2000               1999
   ---------------------------------------------------------------------
                                                     (In thousands)
   Deferred tax liabilities:
     Basis and depreciation difference      $  18,455          $  19,160
     Inventory valuation                          724              1,448
     Moog investment                              557                502
                                            ----------------------------
                                               19,736             21,110
                                            ----------------------------


   Deferred tax assets:
     Inventory valuation                          948              1,508
     Future tax credits                         5,671              7,102
     Net operating loss carryforwards           1,033              1,301
     Employee benefits                          1,827              1,526
     Pension                                    1,934              2,147
     Insurance                                  1,818              1,496
     Deferred gain on sale/leaseback            1,218              1,300
     Impairment                                 1,534                774
     Other                                        182                362
                                            ----------------------------
                                               16,165             17,516
                                            ----------------------------
       Net deferred tax liability           $   3,571          $   3,594
   =====================================================================


Net current deferred tax assets of $4,812,000 as of March 31, 2000, and $3,276,000 as of March 31, 1999, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $8,383,000 and $6,870,000 at March 31, 2000 and 1999, respectively.

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

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B at March 31, 2000 and 1999. Additionally, there were 3,593,140 and 3,885,869 shares of Class A reserved for conversion of the New Preferred Stock at March 31, 2000 and 1999, respectively.

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the plan's benefit obligation and fair value of assets over the two-year period ended March 31, 2000, and a statement of the funded status as of March 31 of both years:

                                                    2000                1999
                                           ---------------------------------
Change in  Benefit Obligation                         (In thousands)

Benefit obligation at beginning of year         $ 26,787            $ 24,031
Service cost                                       1,781               2,030
Interest cost                                      1,843               1,701
Actuarial  loss                                   (2,631)                152
Benefit payments and expenses                     (1,125)             (1,127)
----------------------------------------------------------------------------

Benefit obligation at end of year               $ 26,655           $  26,787
============================================================================


Change in  Plan Assets

Fair value of plan assets at beginning of year  $ 21,800            $ 26,881
Actual return (loss) on plan assets                2,698              (3,954)
Benefit payments and expenses                     (1,125)             (1,127)
----------------------------------------------------------------------------

Fair value of plan assets at end of year        $ 23,373           $  21,800
============================================================================


Funded Status

Funded status at end of year                    $ (3,281)           $ (4,987)
Unrecognized transition asset                     (3,266)             (3,542)
Unrecognized prior service cost                      219                 313
Unrecognized (gain) loss                            (757)              2,560
----------------------------------------------------------------------------

Accrued benefit cost                            $ (7,085)          $  (5,656)
============================================================================


The Plan holds the Company's common stock with a fair market value of $1,759,000.

The following table provides the components of net periodic benefit cost for the plan for fiscal years 2000, 1999, and 1998:

                                2000                1999                1998
----------------------------------------------------------------------------

                                             (In thousands)
Service cost                 $  1,781            $  2,030            $  1,741
Interest cost                   1,843               1,701               1,572
Expected return on plan assets (2,013)             (2,499)             (1,996)
Amortization of transition
  (assets) obligation            (276)               (276)               (276)
Amortization of prior
  service cost                     94                  94                  94
Amortization of net
  (gain) loss                       -                (149)                  1
-----------------------------------------------------------------------------

Net periodic benefit cost    $  1,429            $    901            $  1,136
=============================================================================


The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:

                                                   2000                1999
---------------------------------------------------------------------------


   Discount rate                                  7.80%               7.20%
   Expected return on plan assets                 9.50%               9.50%
   Rate of compensation increase                  5.00%               4.50%

The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $761,000, $808,000, and $811,000 in 2000, 1999, and 1998, respectively.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments are summarized as follows:

                                  2000                     1999
                        ------------------------------------------------
                        Carrying    Estimated     Carrying     Estimated
                          Amount   Fair Value       Amount    Fair Value
------------------------------------------------------------------------
                                         (In thousands)

Long-term debt, including
  current portion       $190,292     $187,140     $186,880  $    191,363
Class B Common Stock
  of Moog Inc.             2,264        2,264        2,086         2,086

The estimated fair values were determined as follows:

     Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Class B Common Stock of Moog Inc. - Based on quoted market prices.

10. Acquisitions

In 2000, the Company acquired certain assets of the Midwest private label canned vegetable business from Agrilink Foods, Inc., a wholly-owned subsidiary of Pro-Fac Cooperative, for approximately $48 million. The Company purchased a plant and related equipment for $5 million in Arlington, Minnesota and inventories of the acquired business for $43 million. The annual sales of this business are approximately $73 million. The purchase price was partially funded by a subordinated note for $5 million while the balance was paid in cash.

The fiscal 2000 and 1999 results of operations on a proforma basis, assuming the Agrilink acquisition occurred at the beginning of the periods, are as follows:


                                           2000                      1999
  -----------------------------------------------------------------------
                                                    (Unaudited)
                                   (In thousands, except per share amounts)

  Net sales                           $ 647,309                 $ 649,225
  =======================================================================
  Net earnings from continuing operations
    before extraordinary item         $   4,118                 $   1,107
  =======================================================================
  Basic net earnings from continuing
    operations before extraordinary
    item per share                    $     .63                 $     .18
  =======================================================================

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

Each acquisition was accounted for under the purchase method and, accordingly, the operating results of the acquired businesses have been included in the consolidated operating results since the dates of acquisition.

11.  Other Income and Expenses

Other expense in 2000 consisted of the following: 1) a loss of $2,219,000 which is related primarily to exiting a line of business; and 2) a gain on the sale of the Chicopee, Massachusetts warehouse of $965,000.

Other income in 1999 consisted of the following: 1) a gain on the sale of land in Rochester, Minnesota of $6,220,000; 2) a gain on the sale of an aircraft of $650,000; and 3) an impairment loss of $2,036,000.

12.  Sales Information

The Company sold $78,461,000 to one customer, representing 14% of net sales, in 1998. Also, the Company sold $209,872,000, $246,760,000 and $149,747,000, representing 35%, 43% and 27% of net sales, to one customer in 2000, 1999 and 1998, respectively.

13.      Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely  in the United  States.  The Company  has an  Alliance  Agreement  with
Pillsbury whereby the Company processes canned and frozen vegetables for Pillsbury under the Green Giant brand name. Pillsbury continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2000, 1999, and 1998, the sale of Green Giant vegetables account for 44%, 50%, and 49% of net sales. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information,":

Classes of similar products/services:                      2000                1999                1998
-------------------------------------------------------------------------------------------------------

                                                                        (In thousands)
Net Sales:
   Green Giant vegetables                             $ 263,279           $ 289,946           $ 277,080
   Canned vegetables                                    279,774             239,338             241,166
   Frozen vegetables                                     27,156              20,446              19,283
   Fruit and chip products                               20,083              17,189              16,395
   Flight operations                                      5,105               4,225               2,894
   Other                                                  9,559               5,049               3,708
-------------------------------------------------------------------------------------------------------

                                                      $ 604,956           $ 576,193           $ 560,526
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

In January 1999, the Company completed the sale to Tree Top, Inc. of its processing facility in Prosser, Washington together with its non-branded specialty fruit concentrate business and an exclusive license to market and sell the Company's branded applesauce. Tree Top paid approximately $29,000,000 in cash. This transaction resulted in a pre-tax gain on the disposal of $10,427,000, which was also recognized in the Company's fourth quarter ended March 31, 1999.

As a result of these sales, the disposition of the Juice Business has been accounted for as a discontinued operation. The consolidated financial statements for 1998 have been restated to separately report discontinued operating results. Net sales for the Juice Business were $121,290,000 in 1999 and $142,694,000 in 1998. Interest expense allocated to discontinued operations includes an allocation of corporate interest expense and amounts directly related to the discontinued business. The allocation of corporate interest expense was based, in part, on a ratio of the net assets of the discontinued operations to the sum of consolidated net assets and consolidated debt. The amounts allocated in 1999 and 1998 totaled $1,567,000 and $2,580,000 respectively.

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Rochester, New York
May 26, 2000


Notice of Annual Meeting
The 2000 Annual Meeting of Shareholders will be held on Friday, August 4, 2000, beginning at 1:00 P.M. at the Company's facilities at 3736 South Main Street, Marion, New York. A formal notice of the meeting together with a proxy statement and proxy form will be mailed to shareholders of record as of June 16, 2000.

Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing. Requests should be sent to Philip G. Paras, Seneca Foods Corporation, 1162 Pittsford-Victor Road, Pittsford, New York 14534, or contact us via our web site at http://www.senecafoods.com, or e-mail us at senecafoods@senecafoods.com.

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

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
3.8 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 366 and 361 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below.

Class A:                            2000                         1999
               --------------------------------------------------------------
               Quarter          High          Low            High         Low
               --------------------------------------------------------------

               First           $15.50       $10.25         $17.13      $13.50
               Second           13.75        12.50          14.50       12.00
               Third            12.75        11.50          13.25       11.00
               Fourth           11.94        10.69          15.25       10.00



Class B:                            2000                         1999
               --------------------------------------------------------------
               Quarter          High          Low            High         Low
               --------------------------------------------------------------

               First           $14.75       $10.00         $16.75      $14.75
               Second           13.88        10.50          14.75       12.00
               Third            12.38        11.25          15.00       11.25
               Fourth           11.94        10.75          14.00       10.38


The Company may pay dividends on common stock only from consolidated net earnings available for distribution, which were none as of March 31, 2000. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                                                                         First          Second            Third          Fourth
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands, except per share data)

Year ended March 31, 2000:
Net sales                                                            $  87,735       $ 181,451        $ 241,731       $  94,039
Gross margin                                                             9,496           9,943           13,645          14,024
Net earnings                                                                35             325            2,212           1,748
Basic earnings per common share                                            .00             .05              .34             .27
Diluted earnings per common share                                          .00             .03              .22             .17

Year ended March 31, 1999:
Net sales                                                            $  67,466       $ 176,792        $ 246,624       $  85,311
Gross margin                                                             7,574          10,596            9,491           9,854
Earnings (loss) from continuing  operations before extraordinary        (1,420)            796             (613)          2,657
  item
Basic  earnings   (loss)  from  continuing   operations   before
  extraordinary item per common share                                     (.24)            .13             (.10)            .43
Diluted earnings (loss) from continuing operations before
  extraordinary item per common share                                     (.24)            .11             (.10)            .26
Net earnings (loss)                                                     (2,683)            283              459           7,104
Basic earnings (loss) per common share                                    (.45)            .05              .07            1.16
Diluted earnings (loss) per common share                                  (.45)            .04              .07             .69


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated. The fourth quarter of 1999 includes an extraordinary loss from debt extinguishment of $1,222,000 after income tax benefit.