Form 10-K, Exhibit 13
period 2001-03-31
SENECA FOODS CORP /NY/
filed 2001-06-26
CIK 88948

Five Year Selected Financial Data
Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)

 Years ended March 31,                                 2001          2000          1999           1998          1997
 -------------------------------------------------------------------------------------------------------------------

 Net sales                                        $ 674,300     $ 621,078     $ 588,049    $   572,039   $   578,257
 -------------------------------------------------------------------------------------------------------------------

 Operating earnings (before Corporate
    interest and administrative expense)          $  23,879     $  27,335     $  27,138    $    22,732     $  43,536
 Earnings (loss) from continuing
    operations before extraordinary item and
    cumulative effect of accounting change              813         4,320         1,420         (3,181)        8,966
 Loss from discontinued operations                        -             -        (6,791)        (1,963)       (1,435)
 Gain on sale of discontinued operations                  -             -        11,756              -             -
 Earnings (loss) before extraordinary item and
    cumulative effect of accounting change              813         4,320         6,385         (5,144)        7,531
 Extraordinary loss                                       -             -        (1,222)             -             -
 Net earnings (loss)                                    813         4,320         5,163         (5,144)        7,531
 -------------------------------------------------------------------------------------------------------------------

 Basic earnings (loss) from continuing
    operations per common share                   $     .12     $     .66     $     .23      $    (.54)    $    1.51
 Basic earnings (loss) per common share before
    extraordinary item and cumulative
    effect of accounting change                         .12           .66          1.05           (.87)         1.27
 Basic earnings (loss) per common share                 .12           .66           .85           (.87)         1.27
 -------------------------------------------------------------------------------------------------------------------

 Working capital                                  $ 163,367     $ 168,972     $ 167,435      $ 112,299     $ 132,351
 Inventories                                        229,170       203,173       152,634        194,044       158,197
 Net property, plant, and equipment                 167,450       179,146       178,658        218,408       207,439
 Total assets                                       444,233       438,540       404,870        474,926       416,023
 Long-term debt and capital lease
    obligations                                     171,346       189,968       187,904        227,858       224,128
 Stockholders' equity                               149,759       148,999       144,588         89,125        93,736
 -------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment      $  15,395     $  19,875     $   9,494      $  15,693       $11,650
 Interest expense, net                               18,662        16,147        21,594         23,913        25,960
 -------------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                            0.7%          3.6%          4.4%          (5.6)%         8.2%
 Continuing earnings before taxes/sales                 0.2%          1.1%          0.3%          (0.9)%         2.4%
 Net earnings/sales                                     0.1%          0.7%          0.9%          (0.9)%         1.3%
 Long-term debt/equity                                  114%          127%          130%           256%          239%
 Current ratio                                        2.5:1         3.1:1         4.0:1          1.8:1         2.8:1
 -------------------------------------------------------------------------------------------------------------------

 Stockholders' equity per common share            $   16.26     $   16.16     $   15.65      $   14.99     $   15.77
 Class A National Market System
    closing price range                           15 1/4-11   15 1/2-10 1/4  17 1/8-10 3/8  18 3/4-15 3/4 18 3/4-14 3/4
 Class B National Market System
    closing price range                         14 7/8-10 3/4 14 3/4-10      16 3/4-10 3/8  18 1/2-15 1/2     19-14 1/2
 Common cash dividends declared per share                 -             -             -              -             -
 Price earnings ratio                                 110.2          17.1          13.1             NM          13.7x
 -------------------------------------------------------------------------------------------------------------------



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

During November 1999, the Company acquired certain assets of the Midwest private label canned vegetable business from Agrilink Foods, Inc., for approximately $48.0 million. The Company purchased one plant and inventories of the business. The annual sales of this business are approximately $73.0 million. The purchase price was partially funded by a subordinated note for $5.0 million while the balance was paid in cash.

As a result of the fiscal 1999 divestitures and equity sale, the Company's requirements for working capital financing were substantially reduced during the fiscal years ended 2000 and 1999 as compared to 1998 and prior years. Accordingly, the total financing commitment of the Company's line of credit banks was reduced in a series of steps from $130 million to $75 million on January 29, 1999, at which date the Company elected to terminate its Amended and Restated Credit Agreement with those banks. As of March 31, 2001, the Company maintained a committed revolving line of credit of $20 million and uncommitted lines of credit totaling $81 million. These credit arrangements do not require the Company to pay any commitment fees, whereas the Company paid fees for the unused portion of the bank commitments under the Amended and Restated Credit Agreement, which it terminated in January 1999. The Company had $24.5 million of short-term borrowings as of the end of 2001, and no short-term bank borrowings throughout fiscal 2000. The Company believes that the credit facilities will be sufficient, with its other resources, for its anticipated working capital requirements in 2002.

The Company has three major long-term debt instruments: 1) a $44.7 million note payable to The Prudential Insurance Company of America, with an interest rate of 10.78%, which is due through 2005; 2) a $61.1 million secured nonrecourse note payable to The Pillsbury Company, with an interest rate of 8%, which is due through 2009; and 3) a $42.5 million note payable to John Hancock Life Insurance Company, with an interest rate of 10.81%, which is due through 2009.

In 2000, the Company issued an Industrial Revenue Development Bond for $6.0 million to finance production equipment in the Midwest. The Other Assets category includes $1.3 million and $5.3 million as of the fiscal years ended 2001 and 2000, respectively, of yet unspent proceeds of this debt issue.

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

The increase in cash and short-term investments of $1.3 million over the three year period ended in 2001 was primarily due to the proceeds of the sale of assets (primarily the Juice sale) totaling $69.7 million; proceeds from the new equity issue from the Stock Purchase Agreement and Rights Offering totaling $49.7 million; proceeds of the new long-term debt issue totaling $6.0 million; and net earnings (before depreciation effect, which is non-cash). This was partially offset by: Agrilink acquisition of $43.5 million; long-term debt repayments totaling $60.1 million; repayments of notes payable totaling $37.8 million; and capital additions of $15.4 million, $19.9 million, and $9.5 million, in 2001, 2000, and 1999, respectively.

In 2001, accounts receivable decreased by $200 thousand to $31.5 million. In 2000, accounts receivable decreased by $4.0 million to $31.7 million. In 1999, accounts receivable decreased by $12.9 million mainly due to the Juice divestitures.

In 2001, inventories increased by $26.0 million mainly due to temporary disruption in retail canned vegetable sales patterns resulting from last fiscal year's Year 2000 stock-up phenomenon. In 2000, inventories increased by $50.5 million mainly due to the acquisition of the Midwest private label canned vegetable business described above. In 1999, inventories decreased by $41.4 million mainly due to the Juice divestitures.

In 2001, capital expenditures were $15.4 million as compared to $19.9 million in 2000 and $9.5 million in 1999. The largest project in 2001 was an automatic corn cutter project in Minnesota, which totaled $3.3 million and was financed with the Industrial Revenue Development Bond discussed above. In 2000, certain expenditures of approximately $5.0 million were made to accommodate the additional volume acquired from Agrilink (since only one of three plants was purchased). Another major capital initiative in 2000 involved increasing production capacity in the Northwest. No major capital expenditures occurred in 1999.

Results of Operations

Net sales for 2001 were $674.3 million, which includes $290.3 million sold under the Alliance with Pillsbury. Net sales for 2000 were $621.1 million, which includes $263.3 million sold under the Alliance with Pillsbury. Net sales for 1999 were $588.0 million, which includes $289.9 million sold under the Alliance with Pillsbury. In 2001, Non-Alliance sales increased from $357.8 million to $384.0 million reflecting a full year of sales from the Agrilink acquisition partly offset by lower selling prices. In 2000, Non-Alliance sales increased from $298.1 million to $357.8 million reflecting the Agrilink acquisition, distribution gains in the vegetable non-branded area, and higher selling prices. This increase was partially offset by a reduction in Alliance sales reflecting a planned smaller pack than the previous year. In 1999, vegetable unit non-branded sales increased over 1998 due to increased distribution on the west coast and high pack levels of the last two years.

The sale of the Juice business to Northland Cranberries, Inc. resulted in a pre-tax gain on the disposal of $6.8 million, which was recognized during the Company's fourth quarter ended March 31, 1999. The sale of the Company's processing facility in Prosser, Washington together with its non-branded specialty fruit concentrate business to Tree Top, Inc. resulted in a pre-tax gain on the disposal of $10.4 million, which was also recognized in the Company's fourth quarter ended March 31, 1999. As a result of these sales, the Juice Business has been accounted for as discontinued operations. Net sales for these businesses were $121.3 million in 1999.

In 2001, the Company sold a facility in Othello, Washington, which resulted in a gain of $1.2 million before income taxes. Also in 2001, the Company sold a facility in Buckley, Michigan, which resulted in a gain of $0.2 million before income taxes.

In 2000, the Company sold a distribution facility in Chicopee, Massachusetts, which resulted in a gain of $1.0 million before income taxes. In 1999, the Company sold a parcel of land in Rochester, Minnesota, which resulted in a gain of $6.2 million before income taxes.

In 2001, earnings decreased primarily due to the following reasons: 1) a $2.5 million increase in interest expense as a result of the higher short-term borrowings in support of an increase in average inventories; 2) lower selling prices on vegetables, especially on private label canned retail vegetables than the previous year; and 3) an increase in natural gas and fuel costs of $6.0 million (approximately $3.0 million effect on 2001 results). In 2000, earnings increased due to the following reasons: 1) a $5.4 million reduction in interest expense as a result of the $49.7 million equity offering and juice and applesauce divestitures completed in fiscal 1999; 2) better selling prices on vegetables, especially on private label canned retail and food service vegetables than the previous year; and 3) additional sales due to the acquired business described above. These gains were partially offset by a provision principally to reflect the expected liquidation costs of our maraschino cherry business, including a plant closure, of $2.0 million, established in 2000. In 1999, earnings increased due to the following reasons: 1) the gain on the sale of land in Rochester, Minnesota of $6.2 million; 2) somewhat better selling prices on vegetables after low prices the previous year; and 3) a gain on the sale of an aircraft of $.7 million. These gains were partially offset by an impairment provision of $2.0 million.

A deferred tax valuation allowance as of March 31, 2001, was not deemed necessary due to the fact that there was positive evidence that outweighed the negative evidence that it was more likely than not that these tax assets will be realized. While the Company has suffered losses in one of the last five fiscal years, the Company does not believe that such loss should be considered a trend, and that other evidence, including the fact that the Company has never had a net operating loss expire, should be considered in evaluating whether a valuation allowance is necessary.

In general, inflation played a relatively small role in the operating results and cash flows of 2001, 2000, and 1999 since the Company depreciates its fixed assets under accelerated depreciation methods for tax purposes.

Recently Issued Accounting Standards

Since June 1998, the Financial Accounting Standards Board (FASB) has issued SFAS Nos. 133, 137 and 138 related to "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133, as amended or Statements). These Statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case the gains or losses would offset the related results of the hedged item.

The Company currently does not have any freestanding derivative instruments. The Company is in the process of performing a review to identify potential derivatives embedded in other contracts. The Company is adopting these Statements as of April 1, 2001 and is not expecting a material impact on its consolidated financial statements.

In May 2000, the Emerging Issues Task Force (EITF), a subcommittee of the FASB, issued EITF No. 00-10 "Accounting for Shipping and Handling Fees and Costs." EITF No. 00-10 addresses the income statement classification of shipping and handling fees and costs. The Company's net sales and cost of sales have been reclassified to reflect these expenses in cost of sales, consistent with the classification of other shipping and handling related costs. The impact of this change increased net sales by $17.4 million, $16.1 million and $11.9 million for the years ended March 31, 2001, 2000, and 1999, respectively. Additionally, the impact of this change increased cost of sales by $17.9 million, $17.3 million, and $12.2 million for the years ended March 31, 2001, 2000, and 1999, respectively, and decreased selling, general, and administrative expenses by $0.5 million, $1.2 million and $0.3 million for the years ended March 31, 2001, 2000, and 1999, respectively. There is no impact on results of operations resulting from this change.

In 2000, the EITF issued EITF No. 00-14 "Accounting for Certain Sales Incentives." The EITF subsequently amended the transition provisions of this EITF in November 2000 to require application no later than fiscal quarters beginning after March 15, 2001. EITF No. 00-14 prescribes guidance regarding timing of recognition and income statement classifications of costs incurred for certain sales incentive programs. This guidance requires certain coupons, rebate offers and free products offered concurrently with a single exchange transaction to be recognized at the later of the date at which the revenue is recorded or the date at which the sales incentive is offered and reported as a reduction of revenue. The Company's current accounting and classification of these amounts are in compliance with the consensus reached in this EITF.

In January 2001, the EITF issued EITF No. 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in The Future." EITF No. 00-22 prescribes guidance regarding timing of recognition and income statement classification of costs incurred in connection with offers of "free" products or services that are exercisable by an end consumer as a result of a single exchange transaction with the retailer which will not be delivered by the vendor until a future date. This guidance requires certain rebate offers and free products that are delivered subsequent to a single exchange transaction to be reported as a reduction of revenue and recognized based on systematic allocation of the costs to the underlying revenue transactions that result in the consumer earning the rebate or refund. The guidance in this EITF was effective for the Company for the quarter ended March 31, 2001. The Company's current accounting and classification of these types of costs are in compliance with the consensus reached in this EITF.

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

Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses bank lines of credit with variable interest rates to finance seasonal working capital requirements ($24.5 million was outstanding under these lines as of March 31, 2001). The Company maintains investments in cash equivalents ($1.0 million as of March 31, 2001) and does have investments in a modest amount of marketable securities. Long-term debt represents secured and unsecured notes and debentures and certain notes payable to insurance companies used to finance long-term investments such as business acquisitions. Long-term debt bears interest at fixed and variable rates. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and sinking fund requirements and related weighted-average interest rates by expected maturity date. Weighted-average interest rates on variable-rate debt are based on current rates as of March 31, 2001:

                  Interest Rate Sensitivity of Long-Term Debt,
                   Short-Term Debt and Short-Term Investments
                                 March 31, 2001
                                 (In Thousands)

                                                 EXPECTED MATURITY DATE
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            Total /        Estimated
                                                                                                           Weighted          Fair
                                2002          2003         2004        2005         2006      Thereafter    Average          Value
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Fixed-rate L/T debt:
   Principal cash flows      $18,331       $21,665      $21,716     $21,773       $9,703        $74,150    $  167,338       $164,473
   Average interest rate        9.17%         9.05%        8.86%       8.59%        8.36  %        7.81%         8.63%             -
Variable-rate L/T debt:
   Principal cash flows      $    --       $    --      $    --     $    --       $   --        $22,630    $   22,630        $22,630
   Average interest rate        6.30%         6.30%        6.30%       6.30%        6.30  %        6.30%         6.30%             -
Variable-rate S/T debt:
   Principal cash flows                                                                                    $   20,832        $20,832
   Average interest rate                                                                                         8.01%             -
Short-Term investments:
   Average Balance                                                                                         $    4,425         $4,425
   Average interest rate                                                                                         6.12%             -
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except share amounts)

Years ended March 31,                                                              2001             2000             1999
--------------------------------------------------------------------------------------------------------------------------

Net sales                                                                     $ 674,300        $ 621,078        $ 588,049
-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         630,138          575,184          550,890
   Selling, general, and administrative expense                                  23,367           21,605           18,422
   Other expense (income)                                                           971            1,254           (4,834)
   Interest expense, net of interest income of $629, $1,672, and
     $648, respectively                                                          18,662           16,147           21,594
                                                                               ------------------------------------------
                                                                                673,138          614,190          586,072
-------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes
   and extraordinary item                                                         1,162            6,888            1,977
Income taxes                                                                        349            2,568              557
                                                                              -------------------------------------------
Earnings from continuing operations before
   extraordinary item                                                               813            4,320            1,420
Loss from discontinued operations, less applicable
   income tax benefit of $3,138                                                      --               --           (6,791)
Gain on the sale of discontinued operations, less applicable
   income taxes of $5,431                                                            --               --           11,756
Extraordinary loss on early extinguishment of debt,
   less applicable income tax benefit of $564                                        --               --           (1,222)
                                                                              -------------------------------------------
     Net earnings                                                             $     813        $   4,320        $   5,163
=========================================================================================================================

Earnings from continuing operations per common share                          $     .12        $     .66        $     .23
Loss from discontinued operations per common share                                   --               --            (1.11)
Gain on the sale of discontinued operations per common share                         --               --             1.93
Extraordinary loss on early extinguishment of debt per common share                  --               --             (.20)
                                                                              -------------------------------------------
   Basic net earnings per common share                                        $     .12        $     .66        $     .85
=========================================================================================================================


Earnings from continuing operations per common share                          $     .08        $     .42        $     .17
Loss from discontinued operations per common share                                   --               --             (.80)
Gain on the sale of discontinued operations per common share                         --               --             1.39
Extraordinary loss on early extinguishment of debt per common share                  --               --             (.15)
                                                                              -------------------------------------------
   Diluted earnings per common share                                          $     .08        $     .42        $     .61
==========================================================================================================================

See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,                                                                                                   2001                2000
------------------------------------------------------------------------------------------------------------------------------------

Assets:
Current Assets:
   Cash and short-term investments                                                                     $   5,391           $  11,348
   Accounts receivable, less allowance for doubtful accounts
     of $632 and $469, respectively                                                                       31,510              31,702
   Inventories:
     Finished products                                                                                   178,415             156,349
     In process                                                                                           13,297               4,610
     Raw materials and supplies                                                                           37,458              42,214
   Deferred income tax asset                                                                               5,602               4,812
   Prepaid expenses                                                                                        1,308                 528
                                                                                                       -----------------------------
       Total Current Assets                                                                              272,981             251,563
------------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                               3,802               7,831
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                                    7,618               5,700
   Building                                                                                               94,822              94,525
   Equipment                                                                                             256,703             264,454
                                                                                                       -----------------------------
                                                                                                         359,143             364,679
Less accumulated depreciation and amortization                                                           191,693             185,533
                                                                                                       -----------------------------
       Net Property, Plant, and Equipment                                                                167,450             179,146
------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                  $ 444,233            $438,540
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                                       $  24,500           $       -
   Accounts payable                                                                                       39,726              48,699
   Accrued expenses                                                                                       26,423              25,033
   Current portion of long-term debt and capital lease obligations                                        18,622               8,214
   Income taxes                                                                                              343                 645
------------------------------------------------------------------------------------------------------------------------------------

     Total Current Liabilities                                                                           109,614              82,591
Long-Term Debt                                                                                           164,251             182,468
Capital Lease Obligations                                                                                  7,095               7,500
Deferred Gain and Other Liabilities                                                                        6,382               8,599
Deferred Income Taxes                                                                                      7,132               8,383
                                                                                                       -----------------------------
       Total Liabilities                                                                                 294,474             289,541
------------------------------------------------------------------------------------------------------------------------------------
Commitments (Note 5)                                                                                           -                  -
Stockholders' Equity:
   Preferred stock                                                                                        42,741              42,940
   Common stock                                                                                            2,825               2,822
                                                                                                       -----------------------------
     Total Capital Stock                                                                                  45,566              45,762
   Additional paid-in capital                                                                             13,555              13,359
   Accumulated other comprehensive income                                                                    961                 991
   Retained earnings                                                                                      89,677              88,887
                                                                                                       -----------------------------
       Total Stockholders' Equity                                                                        149,759             148,999
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                    $ 444,233           $ 438,540
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)
Years ended March 31,                                                                    2001             2000              1999
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings                                                                     $     813        $   4,320         $   5,163
   Adjustments to reconcile net earnings to
     net cash provided by (used in) operations:
       Depreciation and amortization                                                   23,733           23,554            27,641
       Deferred income taxes                                                           (2,071)             (87)              (49)
       Gain on the sale of assets                                                      (1,370)            (965)         (24,057)
       Impairment provision and other expenses                                          2,341            2,219             3,354
       Changes in operating assets and liabilities:
         Accounts receivable                                                              192            4,015            12,930
         Inventories                                                                  (25,997)          (6,961)            7,243
         Prepaid expenses                                                                (780)             383               720
         Accounts payable, accrued expenses, and other liabilities                    (11,243)          22,770            (7,817)
         Income taxes                                                                    (302)             336             1,885
                                                                                    --------------------------------------------
       Net cash provided by (used in) operations                                      (14,684)          49,584            27,013
--------------------------------------------------------------------------------------------------------------------------------


Cash flows from investing activities:
   Additions to property, plant, and equipment                                        (15,395)         (19,875)           (9,494)
   Escrow fund                                                                          4,011           (5,326)                -
   Proceeds from the sale of assets                                                     2,683            1,790            65,270
   Disposals of property, plant, and equipment                                          1,147              159               400
   Acquisitions                                                                             -          (43,481)                -
                                                                                    --------------------------------------------
       Net cash provided by (used in) investing activities                             (7,554)         (66,733)           56,176
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net (payments) borrowings on notes payable                                          24,500                -           (62,270)
   Payments of long-term debt and capital lease obligations                            (8,214)          (8,511)          (43,401)
   Dividends paid                                                                         (23)             (23)              (23)
   Other assets                                                                            18               28              (281)
   Proceeds from issuance of long-term debt                                                 -            6,000                 -
   Equity issue                                                                             -                -            49,712
                                                                                    --------------------------------------------
       Net cash provided by (used in) financing activities                             16,281           (2,506)          (56,263)
--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and short-term investments                             (5,957)         (19,655)           26,926
Cash and short-term investments, beginning of year                                     11,348           31,003             4,077
                                                                                   ---------------------------------------------
Cash and short-term investments, end of year                                        $   5,391        $  11,348         $  31,003
================================================================================================================================

Supplemental disclosures of cash flow information: Cash paid during the year for:
     Interest                                                                       $  17,235        $  16,264         $  24,259
     Income taxes                                                                       1,994            2,171               451

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

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
                                        Preferred Stock
                        -------------------------------------------------
                                    6%             10%     Participating
                        Cumulative Par  Cumulative Par   Convertible Par                                                Accumulated
                            Value $.25     Value $.025       Value $.025         Class A          Class B  Additional         Other
                       Callable at Par     Convertible      Stated Value    Common Stock    Common Stock      Paid-In Comprehensive
                                Voting          Voting            $11.93  Par Value $.25  Par Value $.25      Capital        Income
------------------------------------------------------------------------------------------------------------------------------------

Shares authorized              200,000       1,400,000        4,166,667       20,000,000       10,000,000
=========================================================================================================
Shares issued and outstanding:

    March 31, 1999             200,000         807,240        3,885,869        3,480,719        2,791,017
=========================================================================================================

    March 31, 2000             200,000         807,240        3,593,140        3,797,388        2,767,357
=========================================================================================================

    March 31, 2001             200,000         807,240        3,576,433        3,814,095        2,767,357
=========================================================================================================

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1998             $50             $20               $--          $  786        $   1,880      $ 5,913     $ 1,026

   Net earnings                     --              --                --              --              --            --          --
   Cash dividends paid
     on preferred stock             --              --                --              --              --            --          --
   Equity issue                     --              --            49,712              --              --            --          --
   Preferred stock conversion       --              --            (3,349)             71              --         3,278          --
   Common stock conversion          --              --                --              --              (2)            2          --
   Stock issuance                   --              --                --              13              --           747          --
   Net unrealized loss on
     investments                    --              --                --              --              --            --        (149)
------------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 1999              50              20            46,363             870            1,878        9,940         877


   Net earnings                     --              --                --              --              --            --          --
   Cash dividends paid
     on preferred stock             --              --                --              --              --            --          --
   Preferred Stock Conversion       --              --            (3,493)             80              --         3,413          --
   Common Stock Conversion          --              --                --              --              (6)            6          --
   Net unrealized gain on
     investments                    --              --                --              --              --            --         114
------------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 2000              50             20             42,870             950            1,872       13,359         991


   Net earnings                     --             --                 --              --              --           --           --
   Cash dividends paid
     on preferred stock             --             --                 --              --              --           --           --
   Preferred Stock Conversion       --             --               (199)              3              --          196           --
   Common Stock Conversion          --             --                 --              --              --           --           --
   Net unrealized loss on
     investments                    --             --                 --              --              --           --          (30)
------------------------------------------------------------------------------------------------------------------------------------

Balance March 31, 2001             $50             $20        $  42,671             $953          $ 1,872     $13,555      $   961
====================================================================================================================================






                               Retained     Comprehensive
                               Earnings     Income (Loss)
---------------------------------------------------------








-----------------------------------------------------------

Balance March 31, 1998           $79,450                  -

   Net earnings                    5,163           $  5,163
   Cash dividends paid
     on preferred stock              (23)                --
   Equity issue                       --                 --
   Preferred stock conversion         --                 --
   Common stock conversion            --                 --
   Stock issuance                     --                 --
   Net unrealized loss on
     investments                      --               (149)
-----------------------------------------------------------

Balance March 31, 1999            84,590           $  5,014
                                                ===========

   Net earnings                    4,320           $  4,320
   Cash dividends paid
     on preferred stock              (23)                --
   Preferred Stock Conversion         --                 --
   Common Stock Conversion            --                 --
   Net unrealized gain on
     investments                      --                114
-----------------------------------------------------------

Balance March 31, 2000            88,887           $  4,434
                                               ============

   Net earnings                      813           $    813
   Cash dividends paid
     on preferred stock              (23)                --
   Preferred Stock Conversion         --                 --
   Common Stock Conversion            --                 --
   Net unrealized loss on
     investments                      --                (30)
-----------------------------------------------------------

Balance March 31, 2001         $  89,677            $   783
===========================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 22 plants and warehouses in five states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

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

Earnings per Common Share

A reconciliation of basic earnings per share from continuing operations with diluted earnings per share from continuing operations follows:

Years ended March 31,                        2001          2000          1999
-----------------------------------------------------------------------------

                                        (In thousands, except per share amounts)
Basic

Earnings from continuing operations   $       813   $     4,320   $     1,420
Deduct preferred stock dividends paid          23            23            23
                                      ---------------------------------------

Basic earnings                        $       790   $     4,297   $     1,397
=============================================================================


Weighted average common shares outstanding  6,577         6,498         6,082
=============================================================================


Basic earnings per share              $       .12   $       .66   $       .23
=============================================================================

Diluted

Basic earnings                        $       790   $     4,297   $     1,397
Add dividends on convertible
  preferred stock                              20            20            20
                                      ---------------------------------------

Earnings applicable to common stock on a
   diluted basis                      $       810   $     4,317   $     1,417
=============================================================================

Shares used in calculating earnings per
   share above                              6,577         6,498         6,082
Additional shares to be issued under full
   conversion of preferred stock            3,648         3,727         2,396
                                      ---------------------------------------

Total shares for diluted                   10,225        10,225         8,478
=============================================================================

Diluted earnings per share            $       .08   $       .42   $       .17
=============================================================================


Depreciation - Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment. An impairment loss of $898,000 and $518,000 was recognized in 2001 and 2000, respectively, and was included in Other Income and Expenses (see Other Income and Expenses, note 11). An impairment loss of approximately $3,354,000 was recognized in 1999 of which $2,036,000 is included in Other Income and Expenses (see Other Income and Expenses, note 11) and $1,318,000 is included in discontinued operations.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.


Recently Issued Accounting Standards - Since June 1998, the Financial Accounting Standards Board (FASB) has issued SFAS Nos. 133, 137 and 138 related to "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133, as amended or Statements). These Statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case the gains or losses would offset the related results of the hedged item.

The Company currently does not have any freestanding derivative instruments. The Company is in the process of performing a review to identify potential derivatives embedded in other contracts. The Company is adopting these Statements as of April 1, 2001 and is not expecting a material impact on its consolidated financial statements.

In May 2000, the Emerging Issues Task Force (EITF), a subcommittee of the FASB, issued EITF No. 00-10 "Accounting for Shipping and Handling Fees and Costs." EITF No. 00-10 addresses the income statement classification of shipping and handling fees and costs. The Company's net sales and cost of sales have been reclassified to reflect these expenses in cost of sales, consistent with the classification of other shipping and handling related costs. The impact of this change increased net sales by $17.4 million, $16.1 million and $11.9 million for the years ended March 31, 2001, 2000, and 1999, respectively. Additionally, the impact of this change increased cost of sales by $17.9 million, $17.3 million, and $12.2 million for the years ended March 31, 2001, 2000, and 1999, respectively, and decreased selling, general, and administrative expenses by $0.5 million, $1.2 million and $0.3 million for the years ended March 31, 2001, 2000, and 1999, respectively. There is no impact on results of operations resulting from this change.

In 2000, the EITF issued EITF No. 00-14 "Accounting for Certain Sales Incentives." The EITF subsequently amended the transition provisions of this EITF in November 2000 to require application no later than fiscal quarters beginning after March 15, 2001. EITF No. 00-14 prescribes guidance regarding timing of recognition and income statement classifications of costs incurred for certain sales incentive programs. This guidance requires certain coupons, rebate offers and free products offered concurrently with a single exchange transaction to be recognized at the later of the date at which the revenue is recorded or the date at which the sales incentive is offered and reported as a reduction of revenue. The Company's current accounting and classification of these amounts are in compliance with the consensus reached in this EITF.

In January 2001, the EITF issued EITF No. 00-22, "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in The Future." EITF No. 00-22 prescribes guidance regarding timing of recognition and income statement classification of costs incurred in connection with offers of "free" products or services that are exercisable by an end consumer as a result of a single exchange transaction with the retailer which will not be delivered by the vendor until a future date. This guidance requires certain rebate offers and free products that are delivered subsequent to a single exchange transaction to be reported as a reduction of revenue and recognized based on systematic allocation of the costs to the underlying revenue transactions that result in the consumer earning the rebate or refund. The guidance in this EITF was effective for the Company for the quarter ended March 31, 2001. The Company's current accounting and classification of these types of costs are in compliance with the consensus reached in this EITF.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2.  Common Stock of Moog Inc.

Other assets include the Company's investment in the Class B Common Stock of Moog Inc. totaling $2,264,000 as of March 31, 2001 and 2000, which is classified as an available-for-sale security and is carried at fair value. There were no realized gains or losses in 2001, 2000, and 1999, and gross unrealized holding gains were $1,548,000, $1,548,000, and $1,379,000, as of March 31, 2001, 2000,
and 1999, respectively.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. As of March 31, 2001, the Company had $3,235,988 outstanding for letters of credit, a committed revolving line of credit totaling $20,000,000, and uncommitted lines of credit totaling $81,000,000. The lines are renewable annually at various dates and provide for loans of varying maturities. There are no formal compensating balance arrangements with any of the banks.

As of March 31, 2001 and 2000, the amounts borrowed under the lines of credit were $24,500,000 and none, respectively. The weighted average interest rate on the amounts borrowed during fiscal 2001 was 8.01%. The Company had no short-term bank borrowings throughout fiscal 2000.

4.  Long-Term Debt

                                                                                                               2001           2000
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (In thousands)
Note payable to insurance company, 10.78%, due through 2005                                             $    44,700      $  44,700
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                    61,083         64,583
Unsecured subordinated promissory note, 8.00%, due through 2009                                               4,978          4,978
Note payable to insurance company, 10.81%, due through 2009                                                  42,500         46,250
Industrial Revenue Development Bonds, 6.30% and 5.62%, due through 2028                                      22,630         22,630
Industrial Revenue Development Bond, 5.69%, due through 2009                                                  5,342          5,812
Other                                                                                                         1,235          1,339
                                                                                                        --------------------------

                                                                                                            182,468        190,292
Less current portion                                                                                         18,217          7,824
                                                                                                        --------------------------

                                                                                                        $   164,251      $ 182,468
                                                                                                        ==========================

Long-term debt agreements contain various restrictive financial covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of interest coverage. In addition, these agreements include a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 2001.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's.

Debt repayment requirements for the next five fiscal years are:

                                         (In thousands)
                                   2002              $18,217
                                   2003               21,240
                                   2004               21,276
                                   2005               21,313
                                   2006                9,228

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

Leased assets under capital leases consist of the following:

                                                        2001              2000
------------------------------------------------------------------------------
                                                           (In thousands)

Land                                                 $    67           $    67
Buildings                                              1,033             1,033
Equipment                                              9,711             9,711
                                                     -------------------------
                                                      10,811            10,811
  Less accumulated amortization                        6,325             5,381
                                                     -------------------------
                                                     $ 4,486           $ 5,430
==============================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 2001:

                                                   Operating         Capital
----------------------------------------------------------------------------
                                                         (In thousands)
Years ending March 31:
  2002                                              $ 5,631        $    717
  2003                                                4,714             721
  2004                                                3,966             718
  2005                                                3,300             720
  2006                                                2,919             716
  2007-2016                                           7,210           6,460
                                              -----------------------------

  Total minimum payment required                    $27,740        $ 10,052
===========================================================

Less interest                                                         2,552
                                                             --------------
  Present value of minimum lease payments                             7,500
Amount due within one year                                              405
                                                             --------------
  Long-term capital lease obligations                               $ 7,095
===========================================================================

Aggregate continuing rental expense in 2001, 2000, and 1999 was $11,762,000, $10,612,000, and $9,863,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes for continuing operations is as follows:

                                          2001           2000          1999
                                    ---------------------------------------
                                                   (In thousands)
       Current:
         Federal                     $  1,286       $  2,233        $   405
         State                            151            413            100
                                     --------------------------------------
                                        1,437          2,646            505
                                     --------------------------------------
       Deferred:
         Federal                         (973)           (59)            69
         State                           (115)           (19)           (17)
                                     --------------------------------------
                                       (1,088)           (78)            52
                                     --------------------------------------
        Total income taxes           $    349       $  2,568        $   557
                                     ======================================



As of March 31, 2001, the Company has Alternative Minimum Tax Credits in the amount of $5,036,000 to offset future years' regular tax expense. State net operating loss carryforwards of approximately $9,500,000, expiring March 31, 2002 through March 31, 2118, are available to offset future state tax expense.

During fiscal year 2001, the Internal Revenue Service completed an audit of fiscal years 1997, 1998 and 1999. Audit adjustments related primarily to changes in the timing of deductions for income tax purposes. There was no negative effect on the Company's income statement for the year.

A reconciliation of the expected U.S. statutory rate to the effective rate for continuing operations follows:

                                         2001             2000            1999
 -----------------------------------------------------------------------------

 Computed (expected tax rate)            34.0%            34.0%           34.0%
 Tax-exempt income                       (8.8)            (0.9)          (11.3)
 State income taxes (net of
   federal tax benefit)                   5.7              3.7             8.5
 Other                                   (0.9)             0.5            (3.0)
                                         -------------------------------------

   Effective tax rate                    30.0%            37.3%           28.2%
 =============================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 2001 and 2000:

                                                 2001               2000
 -----------------------------------------------------------------------
                                                      (In thousands)
 Deferred tax liabilities:
   Basis and depreciation difference         $  15,231          $  18,455
   Inventory valuation                               -                724
   Moog investment                                 588                557
                                             ----------------------------
                                                15,819             19,736
                                             ----------------------------


 Deferred tax assets:
   Inventory valuation                           2,202                948
   Future tax credits                            5,036              5,671
   Net operating loss carryforwards                753              1,033
   Employee benefits                             1,816              1,827
   Pension                                       1,763              1,934
   Insurance                                     1,261              1,818
   Deferred gain on sale/leaseback               1,136              1,218
   Impairment                                       82              1,534
   Other                                           240                182
                                               --------------------------
                                                14,289             16,165
                                               --------------------------
      Net deferred tax liability              $  1,530          $   3,571
 =========================================================================


Net current deferred tax assets of $5,602,000 and $4,812,000 as of March 31, 2001 and 2000, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $7,132,000 and $8,383,000 as of March 31, 2001 and 2000, respectively.

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

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B as of March 31, 2001 and 2000. Additionally, there were 3,576,433 and 3,593,140 shares of Class A reserved for conversion of the New Preferred Stock as of March 31, 2001 and 2000, respectively.

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2001 and a statement of the funded status as of March 31 of both years:

                                                  2001                2000
                                            ------------------------------
Change in Benefit Obligation                          (In thousands)

Benefit obligation at beginning of year       $ 26,655            $ 26,787
Service cost                                     2,017               1,781
Interest cost                                    2,080               1,843
Actuarial gain (loss)                            2,045              (2,631)
Benefit payments and expenses                   (1,647)             (1,125)
--------------------------------------------------------------------------
Benefit obligation at end of year             $ 31,150           $  26,655
==========================================================================


Change in Plan Assets

Fair value of plan assets at
  beginning of year                            $ 23,373            $ 21,800
Actual return on plan assets                      3,832               2,698
Employer contributions                            3,595                   -
Benefit payments and expenses                    (1,647)             (1,125)
---------------------------------------------------------------------------
Fair value of plan assets at end of year       $ 29,153           $  23,373
===========================================================================


Funded Status

Funded status at end of year                   $ (1,997)           $ (3,281)
Unrecognized transition asset                    (2,990)             (3,266)
Unrecognized prior service cost                     125                 219
Unrecognized gain                                  (255)               (757)
---------------------------------------------------------------------------

Accrued benefit cost                           $ (5,117)          $  (7,085)
===========================================================================


The Plan holds the Company's common stock with a fair market value of $2,033,000.

The following table provides the components of net periodic benefit cost for the plan for fiscal years 2001, 2000, and 1999:

                                                           2001                2000                1999
-------------------------------------------------------------------------------------------------------
                                                                        (In thousands)

Service cost                                           $  2,017            $  1,781            $  2,030
Interest cost                                             2,080               1,843               1,701
Expected return on plan assets                           (2,288)             (2,013)             (2,499)
Amortization of transition (assets) obligation             (276)               (276)               (276)
Amortization of prior service cost                           94                  94                  94
Amortization of net gain                                      -                   -                (149)
-------------------------------------------------------------------------------------------------------

Net periodic benefit cost                              $  1,627            $  1,429            $    901
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

The assumptions used to measure the Company's benefit obligation are shown in the following table:

                                                      2001                2000
------------------------------------------------------------------------------


   Discount rate                                       7.50%              7.80%
   Expected return on plan assets                      9.50%              9.50%
   Rate of compensation increase                       5.00%              5.00%

The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $875,000, $761,000, and $808,000 in 2001, 2000, and 1999, respectively.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments are summarized as follows:

                                                                                             2001                     2000
                                                                                     -----------------------------------------------
                                                                                     Carrying    Estimated     Carrying    Estimated
                                                                                       Amount   Fair Value       Amount   Fair Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (In thousands)

Long-term debt, including current portion                                            $182,468     $179,603     $190,292     $187,140
Notes payable                                                                          24,500       24,500            -            -
Class B Common Stock of Moog Inc.                                                       2,264        2,264        2,264        2,264

The estimated fair values were determined as follows:

     Long-term debt - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of the notes.

     Class B Common Stock of Moog Inc. - Based on quoted market prices.


10. Acquisition

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

The fiscal 2000 and 1999 results of operations on a proforma basis, assuming the Agrilink acquisition occurred at the beginning of the periods, are as follows:


                                              2000                      1999
----------------------------------------------------------------------------
                                                         (Unaudited)
                                       (In thousands, except per share amounts)

 Net sales                               $ 664,698                 $ 665,347
 ===========================================================================
 Net earnings from continuing operations
   before extraordinary item             $   4,118                 $   1,107
 ===========================================================================
 Basic net earnings from continuing
   operations before extraordinary
   item per share                        $     .63                 $     .18
 ===========================================================================


This acquisition was accounted for under the purchase method, and accordingly, the operating results of the acquired business have been included in the consolidated operating results since the acquisition date.

11.  Other Income and Expense

Other expense in 2001 consisted of the following: 1) a gain on the sale of the Othello, Washington facility of $1,151,000; 2) a loss of $1,443,000 which is related primarily to exiting a line of business; 3) an impairment loss of $898,000; and 4) a gain on the sale of the Buckley, Michigan facility of $219,000.

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

12.  Sales Information

The Company sold $241,492,000,  $209,872,000 and $246,760,000, representing 36%,
34% and 42% of net sales, to one customer in 2001, 2000 and 1999, respectively.

13.      Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely  in the United  States.  The Company  has an  Alliance  Agreement  with
Pillsbury whereby the Company processes canned and frozen vegetables for Pillsbury under the Green Giant brand name. Pillsbury continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2001, 2000, and 1999, the sale of Green Giant vegetables account for 43%, 42%, and 49% of net sales. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information,":

Classes of similar products/services:    2001           2000            1999
----------------------------------------------------------------------------

                                                   (In thousands)
Net Sales:
   Green Giant vegetables           $ 290,346       $ 263,279       $ 289,946
   Canned vegetables                  326,224         291,436         250,266
   Frozen vegetables                   22,052          27,889          20,446
   Fruit and chip products             20,092          21,075          18,117
   Flight operations                    5,905           5,105           4,225
   Other                                9,681          12,294           5,049
-----------------------------------------------------------------------------
                                    $ 674,300       $ 621,078       $ 588,049
=============================================================================


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

As a result of these sales, the disposition of the Juice Business has been accounted for as a discontinued operation. Net sales for the Juice Business were $121,290,000 in 1999. Interest expense allocated to discontinued operations includes an allocation of corporate interest expense and amounts directly related to the discontinued business. The allocation of corporate interest expense was based, in part, on a ratio of the net assets of the discontinued operations to the sum of consolidated net assets and consolidated debt. The amount allocated in 1999 totaled $1,567,000.

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Pittsford, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



/s/Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Rochester, New York
May 25, 2001

Notice of Annual Meeting

The 2001 Annual Meeting of Shareholders will be held on Friday, August 3, 2001, beginning at 1:00 P.M. at the Company's facilities at 3736 South Main Street, Marion, New York. A formal notice of the meeting together with a proxy statement and proxy form will be mailed to shareholders of record as of June 15, 2001.

Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing. Requests should be sent to Philip G. Paras, Seneca Foods Corporation, 1162 Pittsford-Victor Road, Pittsford, New York 14534, or contact us via our web site at http://www.senecafoods.com, or e-mail us at senecafoods@senecafoods.com.

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

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
3.8 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 351 and 343 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below:

      Class A:               2001                         2000
                      ----------------------------------------------
      Quarter          High          Low            High         Low
      --------------------------------------------------------------

      First           $12.75       $11.00         $15.50       $10.25
      Second           14.00        11.25          13.75        12.50
      Third            15.25        12.75          12.75        11.50
      Fourth           14.13        12.38          11.94        10.69

      Class B:                2001                         2000
                      -----------------------------------------------
      Quarter          High          Low            High          Low
      ---------------------------------------------------------------

      First           $12.25       $10.75         $14.75       $10.00
      Second           14.88        11.50          13.88        10.50
      Third            14.75        12.75          12.38        11.25
      Fourth           14.25        12.75          11.94        10.75


The Company may pay dividends on common stock only from consolidated net earnings available for distribution, which were none as of March 31, 2001. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                                                                         First          Second            Third          Fourth
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands, except per share data)

Year ended March 31, 2001:
Net sales                                                            $ 131,159       $ 187,774        $ 248,109       $ 107,258
Gross margin                                                            11,468          13,630           10,821           8,243
Net earnings (loss)                                                      1,290           2,053           (1,116)         (1.414)
Basic earnings (loss) per common share                                     .20             .31             (.17)           (.22)
Diluted earnings (loss) per common share                                   .13             .20             (.17)           (.22)

Year ended March 31, 2000:
Net sales                                                            $  91,594       $ 185,812        $ 246,333       $  97,339
Gross margin                                                             9,482           9,368           13,326          13,718
Net earnings                                                                35             325            2,212           1,748
Basic earnings per common share                                            .00             .05              .34             .27
Diluted earnings per common share                                          .00             .03              .22             .17

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated. The net sales and gross margin amounts have been restated as a result of classifying freight expenses as an expense versus a reduction of net sales.