Form 10-K, Exhibit 13
period 2002-03-31
SENECA FOODS CORP /NY/
filed 2002-06-25
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)
 Years ended March 31,                                 2002          2001          2000           1999          1998
 -------------------------------------------------------------------------------------------------------------------
 Net sales                                         $651,075     $ 674,300     $ 621,078      $ 588,049   $   572,039
 -------------------------------------------------------------------------------------------------------------------

 Operating earnings (before Corporate
    interest and administrative expense)           $ 23,188     $  23,879     $  27,335      $  27,138   $    22,732
 Earnings (loss) from continuing
    operations before extraordinary item and
    cumulative effect of accounting change            1,140           813         4,320          1,420        (3,181)
 Loss from discontinued operations                        -             -             -         (6,791)       (1,963)
 Gain on sale of discontinued operations                  -             -             -         11,756             -
 Earnings (loss) before extraordinary item and
    cumulative effect of accounting change            1,140           813         4,320          6,385        (5,144)
 Extraordinary loss                                       -             -             -         (1,222)            -
 Net earnings (loss)                                  1,140           813         4,320          5,163        (5,144)
 ------------------------------------------------------------------------------------------------------------------

 Basic earnings (loss) from continuing
    operations per common share                   $     .17     $     .12     $     .66      $     .23     $    (.54)
 Basic earnings (loss) per common share before
    extraordinary item and cumulative
    effect of accounting change                         .17           .12           .66           1.05          (.87)
 Basic earnings (loss) per common share                 .17           .12           .66            .85          (.87)
 ------------------------------------------------------------------------------------------------------------------

 Working capital                                  $ 163,606     $ 163,367     $ 168,972      $ 167,435     $ 112,299
 Inventories                                        181,835       229,170       203,173        152,634       194,044
 Net property, plant, and equipment                 155,189       167,450       179,146        178,658       218,408
 Total assets                                       403,576       444,233       438,540        404,870       474,926
 Long-term debt and capital lease
    obligations                                     156,100       171,346       189,968        187,904       227,858
 Stockholders' equity                               151,123       149,759       148,999        144,588        89,125
 ------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment       $ 13,423     $  15,395     $  19,875      $   9,494     $  15,693
 Interest expense, net                               17,441        18,662        16,147         21,594        23,913
 -----------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                            0.9%          0.7%          3.6%           4.4%         (5.6)%
 Continuing earnings before taxes/sales                 0.3%          0.2%          1.1%           0.3%         (0.9)%
 Net earnings/sales                                     0.2%          0.1%          0.7%           0.9%         (0.9)%
 Long-term debt/equity                                  103%          114%          127%           130%          256%
 Current ratio                                        3.0:1         2.5:1         3.1:1          4.0:1         1.8:1
 -----------------------------------------------------------------------------------------------------------------

 Stockholders' equity per common share            $   16.46     $   16.26     $   16.16      $   15.65     $   14.99
 Class A National Market System
    closing price range                           14 3/4-11 1/2 15 1/4-11     15 1/2-10 1/4  17 1/8-10    18 3/4-15 3/4
 Class B National Market System
    closing price range                           14 7/9-12     14 7/8-10 3/4 14 3/4-10     16 3/4-10 3/8 18 1/2-15 1/2
 Common cash dividends declared per share                 -             -             -              -             -
 Price earnings ratio                                  84.3         110.2          17.1           13.1            NM
-----------------------------------------------------------------------------------------------------------------

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

As of March 31, 2002, the Company maintained a committed revolving line of credit of $20 million and uncommitted lines of credit totaling $76 million. The Company had no short-term borrowings as of the end of 2002, $24.5 million of short-term borrowings as of the end of 2001, and no short-term bank borrowings throughout fiscal 2000. The Company believes that the credit facilities will be sufficient, with its other resources, for its anticipated working capital requirements in 2003.

The Company has three major long-term debt instruments: 1) a $36.0 million note payable to The Prudential Insurance Company of America, with an interest rate of 10.78%, which is due through 2005; 2) a $57.5 million secured nonrecourse note payable to The Pillsbury Company, with an interest rate of 8%, which is due through 2009; and 3) a $37.5 million note payable to John Hancock Life Insurance Company, with an interest rate of 10.81%, which is due through 2009.

The Company issued long-term debt totaling $8.1 million during 2002. The largest instrument was a $3.2 million Industrial Development Bond issued to finance the expansion of the Yakima, Washington plant. Also, a $1.5 million mortgage was issued to finance the purchase of a warehouse in Mayville, Wisconsin.

In 2000, the Company issued an Industrial Revenue Development Bond for $6.0 million to finance production equipment in the Midwest. The Other Assets category includes none, $1.3 million, and $5.3 million as of the fiscal years ended 2002, 2001 and 2000, respectively, of yet unspent proceeds of this debt issue.

The decrease in cash and short-term investments of $6.0 million over the three year period ended in 2002 was primarily due to the Agrilink acquisition of $43.5 million; long-term debt repayments totaling $35.8 million; and capital additions of $13.4 million, $15.4 million, and $19.9 million, in 2002, 2001, and 2000, respectively. This was partially offset by: the proceeds of new long-term debt totaling $14.1 million; proceeds of the sale of assets totaling $4.5 million; and net earnings (before depreciation effect, which is non-cash). In 2002, accounts receivable increased by $500 thousand to $32.0 million. In 2001, accounts receivable decreased by $200 thousand to $31.5 million. In 2000, accounts receivable decreased by $4.0 million.

In 2002, inventories decreased by $47.3 million, primarily reflecting a strategic decision by the Company to reduce its canned vegetable production during the 2001 harvest season following the inventory buildup in the prior year. In 2001, inventories increased by $26.0 million mainly due to a temporary disruption in retail canned vegetable sales patterns resulting from the Year 2000 stock-up phenomenon in the prior year. In 2000, inventories increased by $50.5 million mainly due to the acquisition of the Midwest private label canned vegetable business described above.

In 2002, capital expenditures were $13.4 million versus $15.4 million in 2001 and $19.9 million in 2000. The largest project in 2002 was the expansion of production capacity in the Snack Chip plant in Yakima, Washington of $4.2 million (of which $300 thousand was spent in 2001), while the largest project in 2001 was an automatic corn cutter project in Minnesota, which totaled $3.3 million and was financed with the Industrial Revenue Development Bond discussed above. In 2000, certain expenditures of approximately $5.0 million were made to accommodate the additional volume acquired from Agrilink (since only one of three plants was purchased). Another major capital initiative in 2000 involved increasing production capacity in the Northwest. -

Results of Operations

The Company has an Alliance Agreement with The Pillsbury Company, whereby the Company processes canned and frozen vegetables for Pillsbury under the Green Giant brand name. Pillsbury continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant products. In October 2001, General Mills, Inc. acquired Pillsbury from Diageo PLC. The Alliance Agreement has a remaining term of thirteen years.

Net sales for 2002 were $651.1 million, which includes $258.4 million sold under the Alliance with Pillsbury. Net sales for 2001 were$674.3 million, which includes $290.3 million sold under the Alliance with Pillsbury. Net sales for 2000 were $621.1 million, which includes $263.3 million sold under the Alliance with Pillsbury. In 2002, Non-Alliance sales increased from $384.0 million to $392.7 million primarily reflecting growth in private label and international canned retail vegetable volume together with an improved retail canned vegetable selling price environment. These increases were partially offset by lower volume in food service canned vegetables. In 2001, Non-Alliance sales increased from $357.8 million to $384.0 million reflecting a full year of sales from the Agrilink acquisition partly offset by lower selling prices. In 2000, Non-Alliance sales increased from $298.1 million to $357.8 million reflecting the Agrilink acquisition, distribution gains in the vegetable non-branded area, and higher selling prices. This increase was partially offset by a reduction in Alliance sales reflecting a planned smaller pack than the previous year.

In 2001, the Company sold a facility in Othello, Washington, which resulted in a gain of $1.2 million before income taxes. Also in 2001, the Company sold a facility in Buckley, Michigan, which resulted in a gain of $0.2 million before income taxes. In 2000, the Company sold a distribution facility in Chicopee, Massachusetts, which resulted in a gain of $1.0 million before income taxes. In 2002, earnings increased primarily due to the following reasons: 1) a $1.2 million decrease in interest expense as a result of lower interest rates and lower average debt balances; and 2) higher selling prices on vegetables, especially on branded and private label canned retail vegetables, than the previous year. In 2001, earnings decreased primarily due to the following reasons: 1) a $2.5 million increase in interest expense as a result of the higher short-term borrowings in support of an increase in average inventories;
2) lower selling prices on vegetables, especially on private label canned retail vegetables than the previous year; and 3) an increase in natural gas and fuel costs of $6.0 million (approximately $3.0 million effect on 2001 results). In 2000, earnings increased due to the following reasons: 1) a $5.4 million reduction in interest expense as a result of the $49.7 million equity offering and juice and applesauce divestitures completed in fiscal 1999; 2) better selling prices on vegetables, especially on private label canned retail and food service vegetables than the previous year; and 3) additional sales due to the acquired business described above. These gains were partially offset by a provision principally to reflect the expected liquidation costs of our maraschino cherry business, including a plant closure, of $2.0 million, established in 2000.

A deferred tax valuation allowance as of March 31, 2002, was not deemed necessary due to the fact that there was positive evidence that outweighed the negative evidence that it was more likely than not that these tax assets will be realized. While the Company has suffered a loss in one of the last five fiscal years, the Company does not believe that such a loss should be considered a trend, and that other evidence, including the fact that the Company has never had a net operating loss expire, should be considered in evaluating whether a valuation allowance is necessary.

In general, inflation played a relatively small role in the operating results and cash flows of 2002, 2001, and 2000.

Significant Accounting Policy

During the year ended 2002, the Company sold for cash, $229 million of finished goods inventory to a special purpose entity (SPE), versus $241 million sold to the SPE for the previous year. At the time of the sale of finished goods inventory to the SPE, the finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified finished goods inventory.

The SPE is not required to be consolidated with the Company's financial statements due, in part, to several reasons:

- The majority owner of the SPE has control of the SPE and is an independent third party who has made a substantial capital contribution in the SPE. In addition, the equity capital of the SPE is always in excess of the minimum guidelines for such an entity.

- The majority owner of the SPE has substantial risks and rewards of ownership of the assets of the SPE. The equity investment of the majority owner is subordinate to any debt holders.

-    The SPE activities are not on the exclusive behalf of the Company.

Subsequent to the 2002 year-end, the Company, Pillsbury, General Mills Operations, Inc. and General Mills, Inc. entered into an amendment to the Alliance Agreement pursuant to which certain provisions were modified to (i) assign Pillsbury's rights and obligations under the Alliance Agreement to General Mills Operations, Inc. ("GMOI"), which is an indirect, wholly-owned subsidiary of General Mills, Inc.; (ii) accelerate the timing of the obligation of GMOI to purchase Green Giant inventory from the Company by requiring that such inventory be purchased at the end of each commodity production cycle (e.g. corn, peas, green beans, and asparagus); and (iii) substitute General Mills, Inc. for Diageo PLC as the guarantor of GMOI's obligations under the Alliance Agreement. In connection with the above amendment, the SPE was dissolved.


Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Since the Company does not have goodwill or other intangible assets on its consolidated balance sheet, this Statement is not expected to have an impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective in fiscal year 2004. The Company is currently evaluating the impact on its consolidated financial statements of implementing SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting provisions of APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS No. 144 is effective in fiscal year 2003. SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with the Statement. The Company is currently evaluating the impact on its consolidated financial statements of implementing this Statement.

In 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," which addresses the recognition, measurement and income statement classification of consideration given by a vendor to a customer (including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller). EITF No. 01-09, among other things, requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue when recognized in the vendor's income statement. The Company is required to adopt EITF No. 01-09 in its financial statements beginning April 1, 2002. The Company's current accounting and classification of these amounts are in compliance with the consensus reached in this EITF.

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

Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses bank lines of credit with variable interest rates to finance seasonal working capital requirements. The Company maintains investments in cash equivalents ($18.5 million as of March 31, 2002) and does have investments in a modest amount of marketable securities. Long-term debt represents secured and unsecured notes and debentures, certain notes payable to insurance companies used to finance long-term investments such as business acquisitions, and capital lease obligations. Long-term debt bears interest at fixed and variable rates. The following table provides informaton about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and sinking fund requirements and related weighted-average interest rates by expected maturity date. Weighted-average interest rates on variable-rate debt are based on current rates as of March 31, 2002:

                     Interest Rate Sensitivity of Long-Term
                Debt, Short-Term Debt and Short-Term Investments
                                 March 31, 2002
                                 (In Thousands)

                                                 EXPECTED MATURITY DATE
                        --------------------------------------------------------------------------------
                                                                                                            Total /        Estimated
                                                                                                           Weighted          Fair
                                2003          2004         2005        2006         2007      Thereafter    Average          Value
------------------------------------------------------------------------------------------------------------------------------------

Fixed-rate L/T debt:
   Principal cash flows      $22,823      $22,946      $23,081      $11,094      $10,505      $65,844      $156,293         $146,392
   Average interest rate        8.87%        8.70%        8.46%         8.28%        8.23%       7.76%         8.39%              --
Variable-rate L/T debt:
   Principal cash flows       $   --      $    --      $    --      $     --     $     --     $22,630      $ 22,630         $ 22,630
   Average interest rate        4.57%        4.57%        4.57%         4.57%        4.57%       4.57%         4.57%             --
Variable-rate S/T debt:
   Principal cash flows                                                                                    $  21,171        $ 21,171
   Average interest rate                                                                                        5.61%             --
Short-Term investments:
   Average Balance                                                                                         $   8,584        $  8,584
   Average interest rate                                                                                        2.38%             --
------------------------------------------------------------------------------------------------------------------------------------


Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except share amounts)

Years ended March 31,                                                               2002            2001             2000
-------------------------------------------------------------------------------------------------------------------------

Net sales                                                                      $651,075         $674,300         $621,078

-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         609,574          630,138          575,184
   Selling, general, and administrative expense                                  21,095           23,367           21,605
   Other expense, net                                                             1,011              971            1,254
   Interest expense, net of interest income of $ 301, $629 and
     $1,672, respectively                                                        17,441           18,662           16,147
                                                                               ------------------------------------------

                                                                                649,121          673,138          614,190
-------------------------------------------------------------------------------------------------------------------------


Earnings before income taxes                                                      1,954            1,162            6,888
Income taxes                                                                        814              349            2,568
                                                                               ------------------------------------------
   Net earnings                                                                $  1,140        $     813        $   4,320
=========================================================================================================================

   Basic earnings per common share                                             $    .17        $     .12        $     .66
=========================================================================================================================

   Diluted earnings per common share                                           $    .11        $     .08        $     .42
=========================================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,                                                                                                   2002                2001
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and short-term investments                                                                     $  24,973           $   5,391
   Accounts receivable, less allowance for doubtful accounts
     of $605 and $632, respectively                                                                       32,035              31,510
   Inventories:
     Finished products                                                                                   135,727             178,415
     In process                                                                                            8,526              13,297
     Raw materials and supplies                                                                           37,582              37,458
   Deferred income tax asset                                                                               4,624               5,602
   Refundable income taxes                                                                                 1,657                   -
   Prepaid expenses                                                                                          362               1,308
                                                                                                       -----------------------------
       Total Current Assets                                                                              245,486             272,981
------------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                               2,901               3,802
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                                    7,855               7,618
   Building                                                                                               98,850              94,822
   Equipment                                                                                             263,587             256,703
                                                                                                       -----------------------------
                                                                                                         370,292             359,143
Less accumulated depreciation and amortization                                                           215,103             191,693
                                                                                                      ------------------------------
       Net Property, Plant, and Equipment                                                                155,189             167,450
------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                   $403,576            $444,233
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                                       $       -           $  24,500
   Accounts payable                                                                                       33,979              39,726
   Accrued expenses                                                                                       25,078              26,423
   Current portion of long-term debt and capital lease obligations                                        22,823              18,622
   Income taxes                                                                                                -                 343
------------------------------------------------------------------------------------------------------------------------------------

     Total Current Liabilities                                                                            81,880             109,614
Long-Term Debt                                                                                           149,430             164,251
Capital Lease Obligations                                                                                  6,670               7,095
Deferred Gain and Other Liabilities                                                                        7,165               6,382
Deferred Income Taxes                                                                                      7,308               7,132
                                                                                                       -----------------------------
       Total Liabilities                                                                                 252,453             294,474
------------------------------------------------------------------------------------------------------------------------------------
Commitments (Note 5)                                                                                           -                   -
Stockholders' Equity:
   Preferred stock                                                                                        42,675              42,741
   Common stock                                                                                            2,827               2,825
                                                                                                       -----------------------------
     Total Capital Stock                                                                                  45,502              45,566
   Additional paid-in capital                                                                             13,619              13,555
   Accumulated other comprehensive income                                                                  1,208                 961
   Retained earnings                                                                                      90,794              89,677
                                                                                                       -----------------------------
       Total Stockholders' Equity                                                                        151,123             149,759
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                    $ 403,576            $444,233
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)
Years ended March 31,                                                                    2002             2001              2000
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings                                                                     $   1,140        $     813         $   4,320
   Adjustments to reconcile net earnings to
     net cash provided by (used in) operations:
       Depreciation and amortization                                                   24,546           23,733            23,554
       Deferred income taxes                                                              969           (2,071)              (87)
       Gain on the sale of assets                                                           -           (1,370)             (965)
       Impairment provision and other expenses                                          1,011            2,341             2,219
       Changes in operating assets and liabilities:
         Accounts receivable                                                             (525)             192             4,015
         Inventories                                                                   47,335          (25,997)           (6,961)
         Prepaid expenses                                                                 946             (780)              383
         Accounts payable, accrued expenses, and other liabilities                     (6,630)         (11,243)           22,770
         Income taxes                                                                  (2,000)            (302)              336
                                                                                    --------------------------------------------


       Net cash provided by (used in) operations                                       66,792          (14,684)           49,584
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Additions to property, plant, and equipment                                        (13,423)         (15,395)          (19,875)
   Escrow fund                                                                          1,316            4,011            (5,326)
   Disposals of property, plant, and equipment                                            448            1,147               159
   Proceeds from the sale of assets                                                         -            2,683             1,790
   Acquisitions                                                                             -                -           (43,481)
                                                                                     -------------------------------------------
       Net cash used in investing activities                                          (11,659)          (7,554)          (66,733)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net (payments) borrowings on notes payable                                         (24,500)          24,500                --
   Payments of long-term debt and capital lease obligations                           (19,124)          (8,214)           (8,511)
   Proceeds from issuance of long-term debt                                             8,079                -             6,000
   Dividends paid                                                                         (23)             (23)              (23)
   Other assets                                                                            17               18                28
                                                                                     --------------------------------------------
       Net cash (used in) provided by financing activities                            (35,551)          16,281            (2,506)
--------------------------------------------------------------------------------------------------------------------------------


Net increase (decrease) in cash and short-term investments                             19,582           (5,957)          (19,655)
Cash and short-term investments, beginning of year                                      5,391           11,348            31,003
                                                                                    --------------------------------------------
Cash and short-term investments, end of year                                        $  24,973        $   5,391          $ 11,348
================================================================================================================================

Supplemental disclosures of cash flow information: Cash paid during the year for:
     Interest                                                                       $  17,973        $  17,235         $  16,264
     Income taxes                                                                       1,844            1,994             2,171
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

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
                                        Preferred Stock
                        -------------------------------------------------
                                    6%             10%     Participating
                        Cumulative Par  Cumulative Par   Convertible Par
                       Callable at Par     Convertible      Stated Value    Common Stock    Common Stock
                                Voting          Voting            $11.93  Par Value $.25  Par Value $.25
---------------------------------------------------------------------------------------------------------

Shares authorized              200,000       1,400,000        4,166,667       20,000,000       10,000,000
=========================================================================================================
Shares issued and outstanding:

    March 31, 2000             200,000         807,240       3,593,140         3,797,388        2,767,357
=========================================================================================================
    March 31, 2001             200,000         807,240        3,576,433        3,814,095        2,767,357
=========================================================================================================
    March 31, 2002             200,000         807,240        3,570,861        3,823,115        2,764,005
=========================================================================================================

---------------------------------------------------------------------------------------------------------
Balance March 31, 1999             $50             $20          $46,363             $870           $1,878

   Net earnings                     --             --                --               --              --
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred Stock Conversion       --             --            (3,493)              74              --
   Common Stock Conversion          --             --                --                6               (6)
   Net unrealized gain on
     investments                    --             --                --               --              --
---------------------------------------------------------------------------------------------------------
Balance March 31, 2000              50              20           42,870              950            1,872

   Net earnings                     --             --                --               --              --
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred Stock Conversion       --             --              (199)               3              --
   Net unrealized loss on
     investments                    --             --                --               --              --
---------------------------------------------------------------------------------------------------------
Balance March 31, 2001              50              20           42,671              953            1,872

   Net earnings                      -              -                 -                -                -
   Cash dividends paid
     on preferred stock             --             --                --               --               --
   Preferred stock conversion       --             --               (66)               2               --
   Common stock conversion          --             --                --                1               (1)
   Net unrealized gain on
     investments                    --             --                --               --               --
---------------------------------------------------------------------------------------------------------
Balance March 31, 2002             $50             $20          $42,605             $956           $1,871
=========================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (continued)

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)


                                            Accumulated
                          Additional              Other
                             Paid-In      Comprehensive    Retained     Comprehensive
                             Capital             Income    Earnings            Income
-------------------------------------------------------------------------------------

Shares authorized
=====================
Shares issued and outstanding:

    March 31, 2000
=======================
    March 31, 2001
=======================
    March 31, 2002
=======================

-------------------------------------------------------------------------------------
Balance March 31, 1999      $  9,940            $   877     $84,590

   Net earnings                   --                 --       4,320          $  4,320
   Cash dividends paid
     on preferred stock           --                 --         (23)               --
   Preferred Stock Conversion  3,419                 --          --                --
   Common Stock Conversion        --                 --          --                --
   Net unrealized gain on
     investments                  --                114          --               114
-------------------------------------------------------------------------------------
Balance March 31, 2000        13,359                991      88,887          $  4,434
                                                                             ========
   Net earnings                   --                 --         813          $    813
   Cash dividends paid
     on preferred stock           --                 --         (23)               --
   Preferred Stock Conversion    196                 --          --                --
   Net unrealized loss on
     investments                   -                (30)         --               (30)
-------------------------------------------------------------------------------------
Balance March 31, 2001        13,555                961      89,677          $    783
                                                                             ========
   Net earnings                                               1,140          $  1,140
   Cash dividends paid
     on preferred stock           --                 --         (23)               --
   Preferred stock conversion     64                 --          --                --
   Common stock conversion        --                 --          --                --
   Net unrealized gain on
     investments                  --                247          --               247
-------------------------------------------------------------------------------------
Balance March 31, 2002       $13,619             $1,208     $90,794            $1,387
=====================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations -The Company conducts its business almost entirely in food processing, operating 21 plants and warehouses in five states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

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

Concentration of Credit Risk Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. The risk associated with the concentration is limited due to the large number of wholesalers and retailers and their geographic dispersion. The Company places substantially all its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit, however, the Company has not experienced any losses in such accounts.

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

Earnings per Common Share

A reconciliation of basic earnings per share with diluted earnings per share as follows:

Years ended March 31,                                        2002          2001          2000
---------------------------------------------------------------------------------------------

                                                         (In thousands, except share amounts)
Basic

Net earnings                                          $     1,140   $       813   $     4,320
Deduct preferred stock dividends paid                          23            23            23
                                                      ---------------------------------------
Basic earnings                                        $     1,117   $       790   $     4,297
=============================================================================================

Weighted average common shares outstanding                  6,585         6,577         6,498
=============================================================================================

Basic earnings per share                              $       .17   $       .12   $       .66
=============================================================================================

Diluted

Basic earnings                                        $     1,117   $       790   $     4,297
Add dividends on convertible preferred stock                   20            20            20
                                                      ---------------------------------------
Earnings applicable to common stock on a
   diluted basis                                      $     1,137   $       810   $     4,317
=============================================================================================

Shares used in calculating basic earnings per
   share above                                              6,585         6,577         6,498
Additional shares to be issued under full
   conversion of preferred stock                            3,640         3,648         3,727
                                                      ---------------------------------------
Total shares for diluted                                   10,225        10,225        10,225
=============================================================================================

Diluted earnings per share                            $       .11   $       .08   $       .42
=============================================================================================

Depreciation Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment. Impairment losses of $690,000, $898,000, and $518,000 were recognized in 2002, 2001, and 2000, respectively, and were included in Other Expense, net (see Other Income and Expense, note 11).

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

Recently Issued Accounting Standards -


In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. Since the Company does not have goodwill or other intangible assets on its consolidated balance sheet, this Statement is not expected to have an impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective in fiscal year 2004. The Company is currently evaluating the impact on its consolidated financial statements of implementing SFAS No. 143.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment of Long-Lived Assets, which supersedes SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting provisions of APB No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS No. 144 is effective in fiscal year 2003. SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with the Statement. The Company is currently evaluating the impact on its consolidated financial statements of implementing this Statement.

In 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)," which addresses the recognition, measurement and income statement classification of consideration given by a vendor to a customer (including both a reseller of the vendor's products and an entity that purchases the vendor's products from a reseller). EITF No. 01-09, among other things, requires that certain consideration given by a vendor to a customer be characterized as a reduction of revenue when recognized in the vendor's income statement. The Company is required to adopt EITF No. 01-09 in its financial statements beginning April 1, 2002. The Company's current accounting and classification of these amounts are in compliance with the consensus reached in this EITF.

2.  Common Stock of Moog Inc.

Other assets include the Company's investment in the Class B Common Stock of Moog Inc. totaling $2,696,000, and $2,264,000 as of March 31, 2002 and 2001,
respectively, which is classified as an available-for-sale security and is carried at fair value. There were no realized gains or losses in 2002, 2001, and 2000, and gross unrealized holding gains were $1,980,000, $1,548,000, and $1,548,000.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. As of March 31, 2002, the Company had $2,356,268 outstanding for letters of credit, a committed revolving line of credit totaling $20,000,000, and uncommitted lines of credit totaling $76,000,000. The lines are renewable annually at various dates and provide for loans of varying maturities. There are no formal compensating balance arrangements with any of the banks. As of March 31, 2002 and 2001, the amounts borrowed under the line of credit were none and $24,500,000, respectively.

The interest rates on the amounts borrowed at fiscal year-end 2002 and 2001 were none and 6.90%, respectively.

4.  Long-Term Debt

                                                                                                               2002           2001
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                (In thousands)
Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                 $   57,458   $    61,083
Note payable to insurance company, 10.81%, due through 2009                                                   37,500        42,500
Note payable to insurance company, 10.78%, due through 2005                                                   36,000        44,700
Industrial Revenue Development Bonds, 4.57% and 6.30%, due through 2028                                       22,630        22,630
Unsecured subordinated promissory note, 8.00%, due through 2009                                                4,978         4,978
Industrial Revenue Development Bond, 5.69%, due through 2009                                                   4,845         5,342
Notes payable to utility company, 3.00%, due through 2007                                                      2,971             -
Industrial Revenue Development Bond, 5.61%, due through 2008                                                   2,837             -
Other                                                                                                          2,609         1,235
                                                                                                           -----------------------
                                                                                                             171,828       182,468
Less current portion                                                                                          22,398        18,217
                                                                                                          ------------------------
                                                                                                          $  149,430   $   164,251
                                                                                                          ========================


Long-term debt agreements contain various restrictive financial covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of interest coverage. In addition, these agreements include a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 2002.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's. Other than the four IRB's above, the carrying value of assets pledged for secured debt is $59,312,000.

Debt repayment requirements for the next five fiscal years are:

                                             (In thousands)
                                     2003              $22,398
                                     2004               22,506
                                     2005               22,621
                                     2006               10,619
                                     2007               10,010

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of limited obligation special revenue bonds, which bear interest rates from 3.55% to 4.75%. Other leases include non-cancelable operating leases expiring at various dates through 2024.


Leased assets under capital leases consist of the following:

                                                                        2002              2001
                  ----------------------------------------------------------------------------
                                                                          (In thousands)

                  Land                                               $    67           $    67
                  Buildings                                            1,033             1,033
                  Equipment                                            9,711             9,711
                                                             ---------------------------------
                                                                      10,811            10,811
                  Less accumulated amortization                        7,270             6,325
                                                             ---------------------------------
                                                                     $ 3,541           $ 4,486
                  ============================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 2002:

                                                                     Operating         Capital
                  ----------------------------------------------------------------------------
                                                                             (In thousands)
                  Years ending March 31:
                     2003                                              $ 7,479        $    721
                     2004                                                6,573             718
                     2005                                                5,598             720
                     2006                                                5,039             715
                     2007                                                4,256             716
                     2008-2017                                           7,716           5,745
                                                                 -----------------------------

                     Total minimum payment required                    $36,661        $  9,335
                  ============================================================

                  Less interest                                                          2,240
                                                                                --------------
                     Present value of minimum lease payments                             7,095
                  Amount due within one year                                               425
                                                                                --------------
                     Long-term capital lease obligations                               $ 6,670
                  ============================================================================

Rental  expense  in  2002,  2001,  and 2000 was  $12,545,000,  $11,762,000,  and
$10,612,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:

                                                         2002           2001           2000
                                                    ---------------------------------------
                                                                 (In thousands)

                       Current:
                         Federal                     $     50       $  1,286       $  2,233
                         State                             93            151            413
                                                   ----------------------------------------

                                                          143          1,437          2,646
                                                   ----------------------------------------
                       Deferred:
                         Federal                          600           (973)           (59)
                         State                             71           (115)           (19)
                                                   ----------------------------------------
                                                          671         (1,088)           (78)
                                                   ----------------------------------------
                         Total income taxes          $    814       $    349       $  2,568
                                                   ========================================

As of March 31, 2002, the Company has Alternative Minimum Tax Credits in the amount of $5,089,000 to offset future years' regular tax expense. State net operating loss carry forwards of approximately $9,500,000, expiring March 31, 2003 through March 31, 2018, are available to offset future state tax expense.

During fiscal year 2001, the Internal Revenue Service completed an audit of fiscal years 1997, 1998 and 1999. Audit adjustments related primarily to changes in the timing of deductions for income tax purposes. There was no negative effect on the Company's income statement for the year.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                         2002             2001            2000
                 -----------------------------------------------------------------------------

                 Computed (expected tax rate)            34.0%            34.0%           34.0%
                 Tax-exempt income                       (5.9)            (8.8)           (0.9)
                 Other permanent differences
                     not deductible                       2.1             (6.6)            0.7
                 State income taxes (net of
                   federal tax benefit)                   6.4              6.4             3.7
                 Other                                    5.0              5.0            (0.2)

                                                         -------------------------------------
                   Effective tax rate                    41.6%            30.0%           37.3%
                 =============================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 2002 and 2001:

                                                                            2002               2001
                  ---------------------------------------------------------------------------------
                                                                                 (In thousands)

                  Deferred tax liabilities:
                     Basis and depreciation difference                 $  15,705          $  15,231
                     Moog investment                                         772                588
                                                                -----------------------------------

                                                                          16,477             15,819
                                                                -----------------------------------


                  Deferred tax assets:
                     Inventory valuation                                     625              2,202
                     Future tax credits                                    5,089              5,036
                     Net operating loss carryforwards                      1,208                753
                     Employee benefits                                     1,772              1,816
                     Pension                                               1,629              1,763
                     Insurance                                             1,996              1,261
                     Deferred gain on sale/leaseback                       1,054              1,136
                     Impairment                                                -                 82
                     Other                                                   420                240
                                                                -----------------------------------

                                                                          13,793             14,289
                                                                -----------------------------------

                      Net deferred tax liability                       $   2,684          $   1,530
                  =================================================================================

Net current deferred tax assets of $4,624,000 and $5,602,000 as of March 31, 2002 and 2001, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $7,308,000 and $7,132,000 as of March 31, 2002 and 2001, respectively.

7.  Stockholders' Equity

Preferred Stock - The Company has issued a class of preferred stock ("Participating Preferred Stock") which is convertible, participating, and has an $11.93 stated value. These shares are convertible immediately on a share-for-share basis into shares of Class A Common Stock. There were no dividends on this class of stock.

The outstanding 10% cumulative, convertible, voting preferred stock consists of 407,240 Series A shares, convertible at the rate of one common share of Class A and Class B for every twenty preferred shares, and 400,000 Series B shares, which carry a one common share of Class A and Class B for thirty conversion rate. The Series A and B shares have a $.025 stated value and a $.025 par value. There are 2,633,333 shares authorized of Class A $.025 par value stock, which are unissued and undesignated. In addition, there are 30,000 shares of no par stock, which are also unissued and undesignated.

Common Stock The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B as of March 31, 2002 and 2001. Additionally, there were 3,570,861 and 3,576,433 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2002 and 2001, respectively.

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2002 and a statement of the funded status as of March 31 of both years:

                                                      2002                2001
                                                 -----------------------------
Change in Benefit Obligation                              (In thousands)

Benefit obligation at beginning of year           $ 31,150            $ 26,655
Service cost                                         2,150               2,017
Interest cost                                        2,232               2,080
Actuarial gain                                         669               2,045
Benefit payments and expenses                       (1,833)             (1,647)
------------------------------------------------------------------------------

Benefit obligation at end of year                 $ 34,368           $  31,150
==============================================================================


Change in Plan Assets

Fair value of plan assets at beginning of year    $ 29,153            $ 23,373
Actual return on plan assets                         4,483               3,832
Employer contributions                               1,547               3,595
Benefit payments and expenses                       (1,833)             (1,647)
------------------------------------------------------------------------------

Fair value of plan assets at end of year         $  33,350            $ 29,153
==============================================================================


Funded Status

Funded status at end of year                       $(1,018)          $ (1,997)
Unrecognized transition asset                       (2,714)            (2,990)
Unrecognized prior service cost                         31                125
Unrecognized gain                                   (1,430)              (255)
-----------------------------------------------------------------------------

Accrued benefit cost                               $(5,131)          $ (5,117)
=============================================================================


The Plan holds the Company's common stock with a fair market value of $2,961,000.

The following table provides the components of net periodic benefit cost for the plan for fiscal years 2002, 2001, and 2000:

                                                           2002                2001                2000
-------------------------------------------------------------------------------------------------------
                                                                        (In thousands)

Service cost                                           $  2,150            $  2,017            $  1,781
Interest cost                                             2,232               2,080               1,843
Expected return on plan assets                          (2,639)              (2,288)             (2,013)
Amortization of transition assets                         (276)                (276)               (276)
Amortization of prior service cost                           94                  94                  94
-------------------------------------------------------------------------------------------------------

Net periodic benefit cost                              $  1,561            $  1,627            $  1,429
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

The assumptions used to measure the Company's benefit obligation are shown in the following table:

                                                 2002                   2001
----------------------------------------------------------------------------


   Discount rate                                 7.25%                  7.50%
   Expected return on plan assets                9.00%                  9.50%
   Rate of compensation increase                 4.00%                  5.00%


The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $846,000, $875,000, and $761,000, in 2002, 2001, and 2000, respectively.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments are summarized as follows:

                                                                                             2002                     2001
                                                                                     -----------------------------------------------
                                                                                    Carrying    Estimated     Carrying     Estimated
                                                                                      Amount   Fair Value       Amount    Fair Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (In thousands)

Long-term debt, including current portion                                            $171,828     $163,885     $182,468    $179,603
Notes payable                                                                               -            -       24,500      24,500
Class B Common Stock of Moog Inc.                                                       2,696        2,696        2,264       2,264

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

11.  Other Income and Expense

Other expense in 2002 consisted of the following: 1) an impairment loss of $690,000; and 2) a severance accrual of $321,000.

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

12.  Sales Information

The Company sold $228,556,000,  $241,492,000 and $209,872,000, representing 35%,
36% and 34% of net sales, to one customer in 2002, 2001 and 2000, respectively.

13.      Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely  in the United  States.  The Company  has an  Alliance  Agreement  with
Pillsbury whereby the Company processes canned and frozen vegetables for Pillsbury under the Green Giant brand name. Pillsbury continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2002, 2001, and 2000, the sale of Green Giant vegetables account for 40%, 43%, and 42% of net sales. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information":

Classes of similar products/services:                    2002                2001                2000
-------------------------------------------------------------------------------------------------------
                                                                        (In thousands)

Net Sales:
   Green Giant vegetables                              $258,412           $ 290,346           $ 263,279
   Canned vegetables                                    333,048             326,224             291,436
   Frozen vegetables                                     25,165              22,052              27,889
   Fruit and chip products                               19,982              20,092              21,075
   Flight operations                                      5,588               5,905               5,105
   Other                                                  8,880               9,681              12,294
-------------------------------------------------------------------------------------------------------
                                                       $651,075           $ 674,300           $ 621,078
=======================================================================================================

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


/s/DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Rochester, New York
May 24, 2002

Notice of Annual Meeting The 2002 Annual Meeting of Shareholders will be held on Friday, August 2, 2002, beginning at 1:00 P.M. at the Company's facilities at 3732 South Main Street, Marion, New York. A formal notice of the meeting together with a proxy statement and proxy form will be mailed to shareholders of record as of June 14, 2002.


Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing.

Requests should be sent to Philip G. Paras, Seneca Foods Corporation, 3736 South Main Street, Marion, New York 14505, or contact us via our web site at http://www.senecafoods.com, or e-mail us at senecafoods@senecafoods.com.

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

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
3.8 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 327 and 321 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below:

                          Class A:                            2002                         2001
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $13.90       $12.62         $12.75       $11.00
                                       Second           13.75        11.50          14.00        11.25
                                       Third            14.39        12.10          15.25        12.75
                                       Fourth           14.75        13.45          14.13        12.38



                          Class B:                            2002                         2001
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $13.70       $12.63         $12.25       $10.75
                                       Second           13.75        12.00          14.88        11.50
                                       Third            14.00        12.11          14.75        12.75
                                       Fourth           14.77        13.20          14.25        12.75


The Company may pay dividends on common stock only from consolidated net earnings available for distribution, which were none as of March 31, 2002. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                                                                         First          Second            Third          Fourth
-------------------------------------------------------------------------------------------------------------------------------
                                                                                      (In thousands, except per share data)

Year ended March 31, 2002:
Net sales                                                             $132,693        $176,800         $236,932        $104,650
Gross margin                                                             7,973            9,372          12,968          11,188
Net earnings (loss)                                                     (1,286)           (416)           2,290             552
Basic earnings (loss) per common share                                   (.20)            (.06)             .35             .08
Diluted earnings (loss) per common share                                 (.20)            (.06)             .22             .05

Year ended March 31, 2001:
Net sales                                                             $131,159        $187,774         $248,109        $107,258
Gross margin                                                            11,468          13,630           10,821           8,243
Net earnings (loss)                                                      1,290           2,053           (1,116)         (1.414)
Basic earnings per common share (loss)                                     .20             .31             (.17)           (.22)
Diluted earnings per common share (loss)                                   .13             .20             (.17)           (.22)


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.