Form 10-K, Exhibit 13
period 2003-03-31
SENECA FOODS CORP /NY/
filed 2003-06-26
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)
 Years ended March 31,                                 2003          2002          2001           2000          1999
 -------------------------------------------------------------------------------------------------------------------

 Net sales                                         $644,379     $ 651,075     $ 674,300      $ 621,078   $   588,049
 -------------------------------------------------------------------------------------------------------------------

 Operating earnings (before Corporate
    interest and administrative expense)           $ 32,283     $  23,188     $  23,879      $  27,335   $    27,138
 Earnings (loss) from continuing
    operations before extraordinary item and
    cumulative effect of accounting change            9,050         1,140           813          4,320         1,420
 Loss from discontinued operations                        -             -             -              -        (6,791)
 Gain on sale of discontinued operations                  -             -             -              -        11,756
 Earnings (loss) before extraordinary item and
    cumulative effect of accounting change            9,050         1,140           813          4,320         6,385
 Extraordinary loss                                       -             -             -              -        (1,222)
 Net earnings (loss)                                  9,050         1,140           813          4,320         5,163
 -------------------------------------------------------------------------------------------------------------------

 Basic earnings (loss) from continuing
    operations per common share                   $    1.37     $     .17     $     .12      $     .66     $     .23
 Basic earnings (loss) per common share before
    extraordinary item and cumulative
    effect of accounting change                        1.37     $     .17     $     .12      $     .66     $    1.05
 Basic earnings (loss) per common share                1.37     $     .17     $     .12      $     .66     $     .85
 -------------------------------------------------------------------------------------------------------------------

 Working capital                                  $ 172,382     $ 163,606     $ 163,367      $ 168,972     $ 167,435
 Inventories                                        141,649       181,835       229,170        203,173       152,634
 Net property, plant, and equipment                 132,969       155,189       167,450        179,146       178,658
 Total assets                                       379,540       403,576       444,233        438,540       404,870
 Long-term debt and capital lease
    obligations                                     133,337       156,100       171,346        189,968       187,904
 Stockholders' equity                               159,364       151,123       149,759        148,999       144,588
 -------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment       $  6,832     $  13,423     $  15,395      $  19,875     $   9,494
 Interest expense, net                               13,757        17,441        18,662         16,147        21,594
 -------------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                            6.0%          0.9%          0.7%           3.6%          4.4%
 Continuing earnings before taxes/sales                 2.3%          0.3%          0.2%           1.1%          0.3%
 Net earnings/sales                                     1.4%          0.2%          0.1%           0.7%          0.9%
 Long-term debt/equity                                   84%          103%          114%           127%          130%
 Current ratio                                        3.4:1         3.0:1         2.5:1          3.1:1         4.0:1
 -------------------------------------------------------------------------------------------------------------------

 Stockholders' equity per common share            $   17.64     $   16.46     $   16.26      $   16.16     $   15.65
 Class A National Market System
    closing price range                         18 3/4-10 3/4   4 3/4 -11 1/2 15 1/4 -11    15 1/2 -10 1/4 17 1/8 -10
 Class B National Market System
    closing price range                         18 3/8-12 3/4  14 7/9 -12    14 7/8 -10 3/4 14 3/4 -10     16 3/4-10 3/8
 Common cash dividends declared per share                 -             -             -              -             -
 Price earnings ratio                                  13.6          84.3         110.2           17.1          13.1
 -------------------------------------------------------------------------------------------------------------------




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

As of March 31, 2003, the Company maintained a committed revolving line of credit of $20 million and uncommitted lines of credit totaling $76 million. The Company had no short-term bank borrowings throughout fiscal 2003 and no short-term bank borrowings as of the end of 2002. As a result of a subsequent event (see Subsequent Event, note 10) where the Company acquired Chiquita Processed Foods, LLC, the Company entered into a $200 million revolving credit facility which, the Company believes will be sufficient, with its other resources, for its anticipated working capital requirements in 2004.

The Company has three major long-term debt instruments: 1) a $24.0 million note payable to The Prudential Insurance Company of America, with an interest rate of 10.78%, which is due through 2005; 2) a $53.8 million secured nonrecourse note payable to General Mills Operations, Inc., with an interest rate of 8%, which is due through 2009; and 3) a $32.5 million note payable to John Hancock Life Insurance Company, with an interest rate of 10.81%, which is due through 2009.

The Company did not issue any significant new long-term debt in 2003. The Company issued long-term debt totaling $8.1 million during 2002. The largest instrument was a $3.2 million Industrial Development Bond issued to finance the expansion of the Yakima, Washington plant. Also, a $1.5 million mortgage was issued to finance the purchase of a warehouse in Mayville, Wisconsin.

The increase in cash and short-term investments of $53.6 million over the three year period ended in 2003 was primarily due to the reduction in inventory of $61.5 million; the proceeds of new long-term debt totaling $8.3 million; proceeds of the sale of assets totaling $3.4 million; and net earnings (before depreciation effect, which is non-cash). This was partially offset by: long-term debt repayments totaling $50.2 million; and capital additions of $6.8 million, $13.4 million, and $15.4 million, in 2003, 2002, and 2001, respectively. In 2003, accounts receivable decreased by $200 thousand.

In 2002, accounts receivable increased by $500 thousand to $32.0 million. In 2001, accounts receivable decreased by $200 thousand to $31.5 million.

In 2003, inventories decreased by $40.2 million, primarily reflecting the Company's continued emphasis on inventory management and a reduced pack. In 2002, inventories decreased by $47.3 million, primarily reflecting a strategic decision by the Company to reduce its canned vegetable production during the 2001 harvest season following the inventory buildup in the prior year. In 2001, inventories increased by $26.0 million mainly due to a temporary disruption in retail canned vegetable sales patterns resulting from the Year 2000 stock-up phenomenon in the prior year.

In 2003, capital expenditures were $6.8 million versus $13.4 million in 2002 and $15.4 million in 2001. The 2003 capital expenditures were devoted to a wide range of projects with no single project exceeding $1 million. The largest project in 2002 was the expansion of production capacity in the Snack Chip plant in Yakima, Washington of $4.2 million (of which $300 thousand was spent in 2001), while the largest project in 2001 was an automatic corn cutter project in Minnesota, which totaled $3.3 million and was financed with the Industrial Revenue Development Bond discussed above. 2004 capital expenditures are expected to be $10 million, excluding the effect of the acquisition.

On May 23, 2002, the Company, The Pillsbury Company, General Mills Operations, Inc. and General Mills, Inc. entered into an amendment to the Alliance Agreement pursuant to which certain provisions were modified to (i) assign Pillsbury's rights and obligations under the Alliance Agreement to General Mills Operations, Inc. ("GMOI"), which is an indirect, wholly-owned subsidiary of General Mills, Inc.; (ii) accelerate the timing of the obligation of GMOI to purchase Green Giant inventory from the Company by requiring that such inventory be purchased at the end of each commodity production cycle (e.g. corn, peas, green beans, and asparagus); and (iii) substitute General Mills, Inc. for Diageo PLC as the guarantor of GMOI's obligations under the Alliance Agreement.

-
Results of Operations

The Company has an Alliance Agreement with GMOI, whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name. GMOI continues to be responsible for all of the sales, marketing and customer service functions for the Green Giant products. The Alliance Agreement has a remaining term of twelve years.

Net sales for 2003 were $644.4 million, which includes $252.1 million sold under the Alliance with GMOI. Net sales for 2002 were $651.1 million, which includes $258.4 million sold under the Alliance with GMOI. Net sales for 2001 were $674.3 million, which includes $290.3 million sold under the Alliance with GMOI. In 2003, Non-Alliance sales decreased slightly from $392.7 million to $392.3 million. In 2002, Non-Alliance sales increased from $384.0 million to $392.7 million primarily reflecting growth in private label and international canned retail vegetable volume together with an improved retail canned vegetable selling price environment. These increases were partially offset by lower volume in food service canned vegetables. In 2001, Non-Alliance sales increased from $357.8 million to $384.0 million reflecting a full year of sales from the Agrilink acquisition partly offset by lower selling prices.

In 2003, earnings increased primarily due to the following reasons: 1) higher selling prices on vegetables, especially on branded and private label canned retail and frozen vegetables, than the previous year and; 2) a $3.7 million decrease in interest expense as a result of lower interest rates and lower average debt balances. These gains were partially offset by a $4.7 million non-cash impairment charge attributable to idle fixed assets. In 2002, earnings increased primarily due to the following reasons: 1) a $1.2 million decrease in interest expense as a result of lower interest rates and lower average debt balances; and 2) higher selling prices on vegetables, especially on branded and private label canned retail vegetables, than the previous year. In 2001, earnings decreased primarily due to the following reasons: 1) a $2.5 million increase in interest expense as a result of the higher short-term borrowings in support of an increase in average inventories; 2) lower selling prices on vegetables, especially on private label canned retail vegetables than the previous year; and 3) an increase in natural gas and fuel costs of $6.0 million (approximately $3.0 million effect on 2001 results).

A deferred tax valuation allowance as of March 31, 2003, was not deemed necessary due to the fact that there was positive evidence that outweighed the negative evidence that it was more likely than not that these tax assets will be realized.

In general, inflation played a relatively small role in the operating results and cash flows of 2003, 2002, and 2001.

Critical Accounting Policy

During the year ended 2003, the Company sold for cash, on a bill and hold basis, $214.2 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. In addition, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified Green Giant finished goods inventory.

Trade promotions are an important component of the sales and marketing of the Company's branded products, and are critical to the support of the business. Trade promotion costs include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retailers' stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of the sale of the product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

Future Commitments

As of March 31, 2003, the Company is obligated to make cash payments in connection with our capital leases, debt, and operating leases. The effect of these obligations and commitments on our liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require termination or severance payments as part of any early termination.


                                               Contractual Obligations
                                                     March 31, 2003
                                                                                                    2007
                                     2004                2005                   2006               and beyond
                                     ----                ----                   ----               ----------

Capital lease obligations        $    718            $    720               $    715              $   6,482
Long-term debt                     22,547              22,666                 10,667                 93,774
Operating lease obligations         9,112               7,587                  6,697                 15,869
Total                             $32,377             $30,973                $18,079               $116,125


We have no material off-balance sheet debt or other unrecorded obligations other than the items noted in the above table.

Recently Issued Accounting Standards

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit and Disposal Activities. This statement supercedes the accounting for exit and disposal activities under EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity. Commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. The provisions of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146 and liabilities that a company previously recorded under EITF Issue 94-3 are grandfathered.


Quantitative and Qualitative Disclosures about Market Risk


Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses bank lines of credit with variable interest rates to finance seasonal working capital requirements. The Company maintains investments in cash equivalents ($60.9 million as of March 31, 2003) and does have investments in a modest amount of marketable securities. Long-term debt represents secured and unsecured notes and debentures, certain notes payable to insurance companies used to finance long-term investments such as business acquisitions, and capital lease obligations. Long-term debt bears interest at fixed and variable rates. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and sinking fund requirements and related weighted-average interest rates by expected maturity date. Weighted-average interest rates on variable-rate debt are based on current rates as of March 31, 2003.


                        Interest Rate Sensitivity of Long-Term Debt, Short-Term Debt and Short-Term Investments
                                                            March 31, 2003
                                                            (In Thousands)

                                                 EXPECTED MATURITY DATE
                                                                                                            Total /        Estimated
                                                                                                           Weighted             Fair
                                2004          2005         2006        2007         2008      Thereafter    Average            Value
-------------------------- ------------- ------------- ------------ ------------ ------------ ------------ -------------- ----------
-------------------------- ------------- ------------- ------------ ------------ ------------ ------------ -------------- ----------

Fixed-rate L/T debt:
   Principal cash flows      $22,987      $23,126      $11,142      $10,558      $10,114      $55,768      $133,694         $126,043
   Average interest rate        8.69%       8.45%         8.27%         8.22%        8.12%        7.48%        8.25%              --
Variable-rate L/T debt:
   Principal cash flows    $      --     $     --      $    --      $    --      $    --      $22,630      $  22,630       $  22,630
   Average interest rate        3.59%        3.59%       3.59%          3.59%        3.59%        3.59%        3.59%              --
Short-Term investments:
   Average Balance                                                                                         $ 51,029        $  51,029
   Average interest rate                                                                                       1.56%              --
-------------------------- ------------- ------------- ------------ ------------ ------------ ------------ -------------- ----------

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except share amounts)

Years ended March 31,                                                               2003            2002             2001
--------------------------------------------------------------------------------------------------------------------------


Net sales                                                                       $644,379        $651,075        $ 674,300

-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         590,079          609,574          630,138
   Selling, general, and administrative expense                                  21,265           21,095           23,367
   Other expense, net                                                             4,719            1,011              971
   Interest expense, net of interest income of $834, $301 and
     $629, respectively                                                          13,757           17,441           18,662
                                                                        -------------------------------------------------

                                                                                629,820          649,121          673,138
-------------------------------------------------------------------------------------------------------------------------


Earnings before income taxes                                                     14,559            1,954            1,162
Income taxes                                                                      5,509              814              349
                                                                        -------------------------------------------------


   Net earnings                                                                $  9,050        $   1,140        $     813
==========================================================================================================================

   Basic earnings per common share                                             $   1.37        $     .17        $     .12
==========================================================================================================================

   Diluted earnings per common share                                           $    .88        $     .11        $     .08
==========================================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)
March 31,                                                                                                   2003                2002
------------------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets:
   Cash and short-term investments                                                                     $  64,984           $  24,973
   Accounts receivable, less allowance for doubtful accounts
     of $761 and $605, respectively                                                                       31,799              32,035
   Inventories:
     Finished products                                                                                    88,769             135,727
     In process                                                                                           13,911               8,526
     Raw materials and supplies                                                                           38,969              37,582
   Deferred income tax asset                                                                               3,300               4,624
   Refundable income taxes                                                                                   715               1,657
   Prepaid expenses                                                                                        1,254                 362
                                                                                               -------------------------------------
       Total Current Assets                                                                              243,701             245,486
------------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                               2,870               2,901
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                                    7,850               7,855
   Building                                                                                               96,730              98,850
   Equipment                                                                                             254,536             263,587
                                                                                               -------------------------------------
                                                                                                         359,116             370,292
Less accumulated depreciation and amortization                                                           226,147             215,103
                                                                                               -------------------------------------
       Net Property, Plant, and Equipment                                                                132,969             155,189
------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                   $379,540            $403,576
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable                                                                                      $22,730             $33,979
   Accrued expenses                                                                                       25,602              25,078
   Current portion of long-term debt and capital lease obligations                                        22,987              22,823
------------------------------------------------------------------------------------------------------------------------------------

     Total Current Liabilities                                                                            71,319              81,880
Long-Term Debt                                                                                           127,107             149,430
Capital Lease Obligations                                                                                  6,230               6,670
Deferred Gain and Other Liabilities                                                                        6,497               7,165
Deferred Income Taxes                                                                                      9,023               7,308
                                                                                               -------------------------------------
       Total Liabilities                                                                                 220,176             252,453
------------------------------------------------------------------------------------------------------------------------------------
Commitments (Note 5)                                                                                           -                   -
Stockholders' Equity:
   Preferred stock                                                                                        41,656              42,675
   Common stock                                                                                            2,849               2,827
                                                                                               -------------------------------------
     Total Capital Stock                                                                                  44,505              45,502
   Additional paid-in capital                                                                             14,616              13,619
   Accumulated other comprehensive income                                                                    422               1,208
   Retained earnings                                                                                      99,821              90,794
                                                                                               -------------------------------------
       Total Stockholders' Equity                                                                        159,364             151,123
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                     $379,540            $403,576
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,                                                                    2003             2002              2001
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings                                                                     $   9,050        $   1,140         $     813
   Adjustments to reconcile net earnings to
     net cash provided by (used in) operations:
       Depreciation and amortization                                                   22,597           24,546            23,733
       Deferred income taxes                                                            3,520              969            (2,071)
       Gain on the sale of assets                                                           -                -            (1,370)
       Impairment provision and other expenses                                          4,719            1,011             2,341
       Changes in operating assets and liabilities:
         Accounts receivable                                                              236             (525)              192
         Inventories                                                                   40,186           47,335           (25,997)
         Prepaid expenses                                                                (892)             946              (780)
         Accounts payable, accrued expenses, and other liabilities                    (11,588)          (6,630)          (11,243)
         Income taxes                                                                     942           (2,000)             (302)
                                                                               -------------------------------------------------
       Net cash provided by (used in) operations                                       68,770           66,792           (14,684)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Additions to property, plant, and equipment                                         (6,832)         (13,423)          (15,395)
   Proceeds from the sale of assets                                                       677                -             2,683
   Escrow fund                                                                              -            1,316             4,011
Disposals of property, plant, and equipment                                                 -              448             1,147
                                                                               -------------------------------------------------
       Net cash used in investing activities                                           (6,155)         (11,659)           (7,554)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Payments of long-term debt and capital lease obligations                           (22,834)         (19,124)           (8,214)
   Proceeds from issuance of long-term debt                                               235            8,079                 -
   Dividends paid                                                                         (23)             (23)              (23)
   Other assets                                                                            18               17                18
   Net (payments) borrowings on notes payable                                               -          (24,500)           24,500
                                                                               -------------------------------------------------
       Net cash (used in) provided by financing activities                            (22,604)         (35,551)           16,281
--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and short-term investments                             40,011           19,582            (5,957)
Cash and short-term investments, beginning of year                                     24,973            5,391            11,348
                                                                               -------------------------------------------------

Cash and short-term investments, end of year                                          $64,984        $  24,973            $5,391
================================================================================================================================

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                                         $15,122        $  17,973         $  17,235
     Income taxes                                                                       2,025            1,844             1,994
Supplemental information of noncash investing and
   financing activities:
     None
===============================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

                                        Preferred Stock
                        -------------------------------------------------
                                    6%             10%
                        Cumulative Par  Cumulative Par     Participating
                            Value $.25     Value $.025   Convertible Par         Class A          Class B
                       Callable at Par     Convertible             Value    Common Stock    Common Stock
                                Voting          Voting             $.025  Par Value $.25  Par Value $.25
---------------------------------------------------------------------------------------------------------

Shares authorized              200,000       1,400,000        4,166,667       20,000,000       10,000,000
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Shares issued and outstanding:
=========================================================================================================

    March 31, 2001             200,000         807,240       3,576,433         3,814,095        2,767,357
=========================================================================================================

    March 31, 2002             200,000         807,240        3,570,861        3,823,115        2,764,005
=========================================================================================================

    March 31, 2003             200,000         807,240        3,485,506        3,908,470        2,764,005
----------------------------------------------------------------------------------------------------------

Balance March 31, 2000             $50             $20          $42,870             $950           $1,872
   Net earnings                     --             --                --               --              --
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred Stock Conversion       --             --              (199)               3              --
   Net unrealized gain on
     investments                    --             --                --               --              --
---------------------------------------------------------------------------------------------------------


Balance March 31, 2001              50              20           42,671              953            1,872


   Net earnings
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred stock conversion       --             --               (66)               2              --
   Common stock conversion          --             --                --                1             (1)
   Net unrealized loss on
     investments                    --             --                --               --               --
---------------------------------------------------------------------------------------------------------

Balance March 31, 2002              50              20           42,605              956           1,871


   Net earnings                     --             --                --               --              --
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred Stock Conversion       --             --            (1,019)              22              --
   Minimum Pension Liability        --             --                --               --              --
   Net unrealized gain on
     investments                    --             --                --               --              --
--------------------------------------------------------------------------------------------------------

Balance March 31, 2003             $50             $20          $41,586             $978           $1,871
=========================================================================================================




                                           Accumulated
                        Additional               Other
                            Paid-In       Comprehensive    Retained     Comprehensive
                            Capital              Income    Earnings            Income
-------------------------------------------------------------------------------------

Balance March 31, 2000      $13,359              $991    $  88,887
   Net earnings                  --                 --          813           $    813
   Cash dividends paid
     on preferred stock          --                 --          (23)                --
   Preferred Stock Conversion   196                 --           --                 --
   Net unrealized gain on
     investments                 --                (30)          --                (30)
--------------------------------------------------------------------------------------


Balance March 31, 2001        13,555               961       89,677           $    783
                                                                              ========

   Net earnings                                               1,140              1,140
   Cash dividends paid
     on preferred stock           --                --          (23)                --
   Preferred stock conversion     64                --           --                 --
   Common stock conversion        --                --           --                 --
   Net unrealized loss on
     investments                  --               247           --                247
--------------------------------------------------------------------------------------

Balance March 31, 2002        13,619             1,208       90,794           $  1,387
                                                                              ========

   Net earnings                   --                 --       9,050              9,050
   Cash dividends paid
     on preferred stock           --                 --         (23)                --
   Preferred Stock Conversion    997                 --          --                 --
   Minimum Pension Liability      --               (778)         --               (778)
   Net unrealized gain on
     investments                  --                 (8)         --                 (8)
--------------------------------------------------------------------------------------

Balance March 31, 2003       $14,616               $422      $99,821            $8,264
======================================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations -The Company conducts its business almost entirely in food processing, operating 20 plants and warehouses in five states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

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

Inventories  -  Inventories  are  stated at lower of cost;  first-in,  first-out
(FIFO) method; or market.

Income Taxes - The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Notes to Consolidated Financial Statements (continued)

Earnings per Common Share

A reconciliation of basic earnings per share with diluted earnings per share as follows:

Years ended March 31,                                        2003          2002          2001
---------------------------------------------------------------------------------------------

                                                         (In thousands, except share amounts)

Basic

Net earnings                                          $     9,050   $     1,140   $       813
Deduct preferred stock dividends paid                          23            23            23
                                                      ---------------------------------------

Basic earnings                                        $     9,027   $     1,117   $       790
=============================================================================================


Weighted average common shares outstanding                  6,597         6,585         6,577
=============================================================================================


Basic earnings per share                              $      1.37   $       .17   $       .12
=============================================================================================

Diluted

Basic earnings                                        $     9,027   $     1,117   $       790
Add dividends on convertible preferred stock                   20            20            20
                                                      ---------------------------------------

Earnings applicable to common stock on a
   diluted basis                                      $     9,047   $     1,137   $       810
=============================================================================================

Shares used in calculating basic earnings per
   share above                                              6,597         6,585         6,577
Additional shares to be issued under full
   conversion of preferred stock                            3,628         3,640         3,648
                                                      ---------------------------------------

Total shares for diluted                                   10,225        10,225        10,225
=============================================================================================

Diluted earnings per share                            $       .88   $       .11   $       .08
=============================================================================================


Depreciation Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company regularly assesses all of its long-lived assets for impairment. Impairment losses of $4,719,000, $690,000, and $898,000 were recognized in 2003, 2002, and 2001, respectively, and were included in Other Expense, net (see Other Income and Expense, note 11).

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

Recently Issued Accounting Standards -

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit and Disposal Activities. This statement supercedes the accounting for exit and disposal activities under EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity. Commitment to a plan to exit an activity or dispose of long-lived assets will no longer be sufficient to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are "incurred" and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows. The provisions of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Companies may not restate previously issued financial statements for the effect of the provisions of SFAS No. 146 and liabilities that a company previously recorded under EITF Issue 94-3 are grandfathered.


Notes to Consolidated Financial Statements (continued)

2.  Common Stock of Moog Inc.

Other assets include the Company's investment in the Class B Common Stock of Moog Inc. totaling $2,683,000, and $2,696,000 as of March 31, 2003 and 2002,
respectively, which is classified as an available-for-sale security and is carried at fair value. There were no realized gains or losses in 2003, 2002, and 2001, and gross unrealized holding gains were $1,967,000, $1,980,000, and $1,548,000.



Notes to Consolidated Financial Statements (continued)

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. As of March 31, 2003, the Company had $7,808,000 outstanding for letters of credit, a committed revolving line of credit totaling $20,000,000, and uncommitted lines of credit totaling $76,000,000. The lines are renewable annually at various dates and provide for loans of varying maturities. There are no formal compensating balance arrangements with any of the banks. As of March 31, 2003 and 2002, there were no amounts borrowed under the line of credit.


Notes to Consolidated Financial Statements (continued)

4.  Long-Term Debt

                                                                                                               2003           2002
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (In thousands)

Secured nonrecourse subordinated promissory note, 8.00%, due through 2009                                 $   53,833     $   57,458
Unsecured note payable to insurance company, 10.81%, due through 2009                                         32,500         37,500
Unsecured note payable to insurance company, 10.78%, due through 2005                                         24,000         36,000
Secured Industrial Revenue Development Bonds, 3.59% and 4.57%, due through 2028                               22,630         22,630
Unsecured subordinated promissory note, 8.00%, due through 2009                                                4,978          4,978
Secured Industrial Revenue Development Bond, 5.69%, due through 2009                                           4,319          4,845
Secured notes payable to utility company, 3.00%, due through 2007                                              2,546          2,971
Secured Industrial Revenue Development Bond, 5.61%, due through 2008                                           2,318          2,837
Other                                                                                                          2,530          2,609
                                                                                                        -------------- ------------

                                                                                                             149,654        171,828
Less current portion                                                                                          22,547         22,398
                                                                                                        -------------- ------------

                                                                                                          $  127,107     $  149,430
                                                                                                        ============   ============


Long-term debt agreements contain various restrictive financial covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of interest coverage. In addition, these agreements include a provision that the Company may pay dividends on any class of stock only from consolidated net earnings available for distribution. There were no earnings available for distribution as of March 31, 2003.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's. Other than the four IRB's above, the carrying value of assets pledged for secured debt is $40,524,000.

Debt repayment requirements for the next five fiscal years are:

                                                (In thousands)
                                 2004               22,547
                                 2005               22,666
                                 2006               10,667
                                 2007               10,063
                                 2008                9,594


Notes to Consolidated Financial Statements (continued)

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of limited obligation special revenue bonds, which bear interest rates from 3.55% to 4.75%. Other leases include non-cancelable operating leases expiring at various dates through 2024.


Leased assets under capital leases consist of the following:

                                                                            2003              2002
                  --------------------------------------------------------------------------------
                                                                               (In thousands)

                  Land                                                   $    67           $    67
                  Buildings                                                1,033             1,033
                  Equipment                                                9,711             9,711
                                                                 ---------------------------------
                                                                          10,811            10,811
                  Less accumulated amortization                            8,215             7,270
                                                                 ---------------------------------
                                                                         $ 2,596           $ 3,541
                  ================================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 2002:

                                                                     Operating         Capital
                  ----------------------------------------------------------------------------
                                                                             (In thousands)

                  Years ending March 31:
                     2004                                              $ 9,112        $    718
                     2005                                                7,587             720
                     2006                                                6,697             715
                     2007                                                5,314             716
                     2008                                                4,181             741
                     2009-2024                                           6,374           5,025
                                                                 -----------------------------

                     Total minimum payment required                    $39,265        $  8,635
                  =============================================================

                  Less interest                                                          1,965
                                                                                --------------
                     Present value of minimum lease payments                             6,670
                  Amount due within one year                                               440
                                                                                --------------
                     Long-term capital lease obligations                              $  6,230
                  ============================================================================

Rental  expense  in  2003,  2002,  and 2001 was  $13,077,000,  $12,545,000,  and
$11,762,000 respectively.

Notes to Consolidated Financial Statements (continued)

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:

                                                         2003           2002           2001
                                                   ----------------------------------------
                                                                 (In thousands)

                       Current:
                         Federal                     $  1,529       $     50       $  1,286
                         State                            460             93            151
                                                   ----------------------------------------
                                                        1,989            143          1,437
                                                   ----------------------------------------


                       Deferred:
                         Federal                        3,150            600           (973)
                         State                            370             71           (115)
                                                   ----------------------------------------
                                                        3,520            671         (1,088)
                                                   ----------------------------------------


                         Total income taxes          $  5,509       $    814       $    349
                                                   ========================================



As of March 31, 2003, the Company has Alternative Minimum Tax Credits in the amount of $3,403,000 to offset future years' regular tax expense. State net operating loss carry forwards of approximately $5,106,000, expiring March 31, 2004 through March 31, 2018, are available to offset future state tax expense.

During fiscal year 2001, the Internal Revenue Service completed an audit of fiscal years 1997, 1998 and 1999. Audit adjustments related primarily to changes in the timing of deductions for income tax purposes. There was no negative effect on the Company's income statement for the year.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                         2002             2002            2001
                 -------------------------------------------------------------------------------

                 Computed (expected tax rate)            34.0%            34.0%           34.0%
                 Tax-exempt income                       (1.5)            (5.9)           (8.8)
                 Other permanent differences
                     not deductible                       0.4              2.1            (6.6)
                 State income taxes (net of
                   federal tax benefit)                   3.8              6.4             6.4
                 Other                                    1.1              5.0             5.0

                                                  --------------------------------------------
                   Effective tax rate                    37.8%            41.6%           30.0%
                 =============================================================================


6.  Income Taxes (continued)

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 2003 and 2002:

                                                                            2003               2002
                  ---------------------------------------------------------------------------------
                                                                               (In thousands)

                  Deferred tax liabilities:
                     Basis and depreciation difference                 $  15,872          $  15,705
                     Other comprehensive income                              290                772
                                                                -----------------------------------

                                                                          16,162             16,477
                                                                -----------------------------------


                  Deferred tax assets:
                     Inventory valuation                                      58                625
                     Future tax credits                                    3,403              5,089
                     Net operating loss carryforwards                        404              1,208
                     Employee benefits                                     1,845              1,772
                     Pension                                               1,857              1,629
                     Insurance                                             1,108              1,996
                     Deferred gain on sale/leaseback                         569              1,054
                     Contributions                                           808                  -
                     Other                                                   387                420
                                                                -----------------------------------

                                                                          10,439             13,793
                                                                -----------------------------------

                      Net deferred tax liability                       $   5,723          $   2,684
                  =================================================================================


Net current deferred tax assets of $3,300,000 and $4,624,000 as of March 31, 2003 and 2002, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $9,023,000 and $7,308,000 as of March 31, 2003 and 2002, respectively.


Notes to Consolidated Financial Statements (continued)

7.  Stockholders' Equity

Preferred Stock - The Company has issued a class of preferred stock ("Participating Preferred Stock") which is convertible, and participating. These shares are convertible immediately on a share-for-share basis into shares of Class A Common Stock. There were no dividends on this class of stock. These shares have a liquidation value of $12 per share.

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

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B as of March 31, 2003 and 2002. Additionally, there were 3,485,506 and 3,570,861 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2003 and 2002, respectively.

Notes to Consolidated Financial Statements (continued)

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2003 and a statement of the funded status as of March 31 of both years:

                                                        2003                2002
                                                  ------------------------------
Change in Benefit Obligation                                  (In thousands)

Benefit obligation at beginning of year           $   34,368           $ 31,150
Service cost                                           2,571              2,150
Interest cost                                          2,334              2,232
Actuarial gain                                         3,570                669
Benefit payments and expenses                         (1,474)            (1,833)
-------------------------------------------------------------------------------

Benefit obligation at end of year                  $   41,369          $ 34,368
===============================================================================

Change in Plan Assets

Fair value of plan assets at beginning of year      $   33,350         $ 29,153
Actual (loss) return on plan assets                     (4,992)           4,483
Employer contributions                                   1,897            1,547
Benefit payments and expenses                           (1,474)          (1,833)
-------------------------------------------------------------------------------

Fair value of plan assets at end of year              $ 28,781         $ 33,350
===============================================================================


Funded Status
Funded status at end of year                         $(12,588)         $ (1,018)
Unrecognized transition asset                          (2,437)           (2,714)
Unrecognized prior service cost                             -                31
Unrecognized loss (gain)                               10,137            (1,430)
-------------------------------------------------------------------------------
Accrued benefit cost                               $   (4,888)         $ (5,131)
===============================================================================


Accrued benefit liability                              (6,144)           (5,131)
Accumulated other comprehensive income                  1,256                 -
-------------------------------------------------------------------------------
Net amount recognized                              $   (4,888)         $ (5,131)
===============================================================================


The Plan holds the Company's common stock with a fair market value of $3,812,000.


Notes to Consolidated Financial Statements (continued)

8.       Retirement Plan (continued)

The following table provides the components of net periodic benefit cost for the plan for fiscal years 2003, 2002, and 2001:

                                                           2003                2002                2001
-------------------------------------------------------------------------------------------------------

                                                                        (In thousands)

Service cost                                           $  2,571            $  2,150            $  2,017
Interest cost                                             2,334               2,232               2,080
Expected return on plan assets                          (3,005)             (2,639)              (2,288)
Amortization of transition assets                         (276)               (276)                (276)
Amortization of prior service cost                          31                  94                   94
-------------------------------------------------------------------------------------------------------

Net periodic benefit cost                              $  1,655            $  1,561            $  1,627
=======================================================================================================


The plan's accumulated benefit obligation was $34,925,000 at March 31, 2003, and $29,067,000 at March 31, 2002. The amount included within accumulated other comprehensive income arising from a change in the additional minimum pension liability was $1,255,401 at March 31, 2003 and none at March 31, 2002.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation are shown in the following table:

                                                    2003                 2002
-----------------------------------------------------------------------------


   Discount rate                                    6.25%               7.25%
   Expected return on plan assets                   9.00%               9.00%
   Rate of compensation increase                    4.00%               4.00%



The Company has an Employees' Savings Plan (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $605,000, $846,000, and $875,000, in 2003, 2002, and 2001, respectively.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments are summarized as follows:

                                                                                            2003                     2002
                                                                                    -----------------------------------------------
                                                                                   Carrying    Estimated     Carrying     Estimated
                                                                                     Amount   Fair Value       Amount    Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (In thousands)


Long-term debt, including current portion                                          $149,654     $143,639     $171,828      $163,885
Notes payable                                                                                                       -             -
Class B Common Stock of Moog Inc.                                                     2,683        2,683        2,696         2,696

The estimated fair values were determined as follows:

     Long-term  debt - The quoted  market  prices for  similar  debt or current  rates  offered to the  Company  for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of the notes.

     Class B Common Stock of Moog Inc. - Based on quoted market prices.

Notes to Consolidated Financial Statements (continued)

10. Subsequent Event

On May 27, 2003, the Company completed the acquisition of the membership interest in Chiquita Processed Foods, L.L.C. from Chiquita Brands International, Inc. The acquisition of this canned vegetable business is expected to increase the Company's annual sales by approximately $250 million. The purchase price totaled $126.1 million plus the assumption of liabilities. This acquisition was financed with cash, proceeds from a new $200 million revolving credit facility, and the issuance of $16.1 million of Participating Convertible Preferred Stock. In June 2003, the Company expects to refinance up to $42.5 million of outstanding debt under the revolving credit facility with new term debt from an insurance company.

Notes to Consolidated Financial Statements (continued)

11.  Other Income and Expense

Other expense in 2003 consisted of an impairment loss of $4,719,000.

Other expense in 2002 consisted of the following: 1) an impairment loss of $690,000; and 2) severance expense of $321,000.

Other expense in 2001 consisted of the following: 1) a gain on the sale of the Othello, Washington facility of $1,151,000; 2) a loss of $1,443,000 which is related primarily to exiting a line of business; 3) an impairment loss of $898,000; and 4) a gain on the sale of the Buckley, Michigan facility of $219,000.

12.  Sales Information

The Company sold $252,059,000,  $228,556,000 and $241,492,000  representing 39%,
35% and 36% of net sales, to one customer in 2003, 2002, and 2001 respectively.

13.  Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely in the United States. The Company has an Alliance Agreement with General Mills Operations, Inc. (GMOI) whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name. GMOI continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2003, 2002, and 2001, the sale of Green Giant vegetables account for 39%, 40%, and 43% of net sales. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information":

Classes of similar products/services:                    2003                2002                2001
-------------------------------------------------------------------------------------------------------

                                                                        (In thousands)

Net Sales:
   Green Giant vegetables                            $  252,059            $258,412           $ 290,346
   Canned vegetables                                    328,907             333,048             326,224
   Frozen vegetables                                     30,422              25,165              22,052
   Fruit and chip products                               20,784              19,982              20,092
   Flight operations                                      3,897               5,588               5,905
   Other                                                  8,310               8,880               9,681
-------------------------------------------------------------------------------------------------------

                                                     $  644,379            $651,075           $ 674,300
=======================================================================================================

Independent Auditors' Report

To the Board of Directors and Stockholders of Seneca Foods Corporation
Marion, New York


We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


/s/DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Rochester, New York
May 21, 2003


Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2003, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing.

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

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
3.9 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 315 and 310 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below:


                          Class A:                            2003                         2002
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $15.39       $12.96         $13.90       $12.62
                                       Second           13.99        12.02          13.75        11.50
                                       Third            15.00        10.75          14.39        12.10
                                       Fourth           18.75        13.94          14.75        13.45



                          Class B:                            2003                         2002
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $16.00       $14.05         $13.70       $12.63
                                       Second           14.80        13.80          13.75        12.00
                                       Third            16.42        12.75          14.00        12.11
                                       Fourth           18.38        15.13          14.77        13.20


The Company may pay dividends on common stock only from consolidated net earnings available for distribution, which were none as of March 31, 2003. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                                                                         First          Second            Third          Fourth
-------------------------------------------------------------------------------------------------------------------------------
                                                                                (In thousands, except per share data)

Year ended March 31, 2003:
Net sales                                                             $123,255        $183,806         $235,430        $101,888
Gross margin                                                            11,766          12,174           13,871          16,489
Net earnings                                                             1,932           2,090            3,147           1,881
Basic earnings  per common share                                           .29             .32              .48             .28
Diluted earnings  per common share                                         .19             .20              .31             .18

Year ended March 31, 2002:
Net sales                                                             $132,693        $176,800         $236,932        $104,650
Gross margin                                                             7,973           9,372           12,968          11,188
Net earnings (loss)                                                     (1,286)           (416)           2,290             552
Basic earnings per common share (loss)                                    (.20)           (.06)             .35             .08
Diluted earnings per common share (loss)                                  (.20)           (.06)             .22             .05


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.