Form 10-K/A, Exhibit 13
period 2003-03-31
SENECA FOODS CORP /NY/
filed 2003-09-05
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)
 Years ended March 31,                                 2003          2002          2001           2000          1999
 -------------------------------------------------------------------------------------------------------------------

 Net sales                                         $644,379     $ 651,075     $ 674,300      $ 621,078   $   588,049
 -------------------------------------------------------------------------------------------------------------------

 Operating earnings (before Corporate
    interest and administrative expense)           $ 32,283     $  23,188     $  23,879      $  27,335   $    27,138
 Earnings from continuing
    operations before extraordinary item and
    cumulative effect of accounting change            9,050         1,140           813          4,320         1,420
 Loss from discontinued operations                        -             -             -              -        (6,791)
 Gain on sale of discontinued operations                  -             -             -              -        11,756
 Earnings before extraordinary item and
    cumulative effect of accounting change            9,050         1,140           813          4,320         6,385
 Extraordinary loss                                       -             -             -              -        (1,222)
 Net earnings                                         9,050         1,140           813          4,320         5,163
 -------------------------------------------------------------------------------------------------------------------

 Basic earnings from continuing
   operations per common share (a)               $      .89      $    .11     $     .08      $     .42      $    .17
 Basic earnings per common share before
   extraordinary item and cumulative
   effect of accounting change (a)                      .89           .11           .08            .42           .76
 Basic earnings per common share (a)                    .89           .11           .08            .42           .61
 Diluted earnings from continuing
   operations per common share                          .88           .11           .08            .42           .17
 Diluted earnings per common share before
   extraordinary item and cumulative
   effect of accounting change                          .88           .11           .08            .42           .76
 Diluted earnings per common share                      .88           .11           .08            .42           .61
 -------------------------------------------------------------------------------------------------------------------

 Working capital                                  $ 172,382     $ 163,606     $ 163,367      $ 168,972     $ 167,435
 Inventories                                        141,649       181,835       229,170        203,173       152,634
 Net property, plant, and equipment                 132,969       155,189       167,450        179,146       178,658
 Total assets                                       379,540       403,576       444,233        438,540       404,870
 Long-term debt and capital lease
    obligations                                     133,337       156,100       171,346        189,968       187,904
 Stockholders' equity                               159,364       151,123       149,759        148,999       144,588
 -------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment       $  6,832     $  13,423     $  15,395      $  19,875     $   9,494
 Interest expense, net                               13,757        17,441        18,662         16,147        21,594
 -------------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                            6.0%          0.9%          0.7%           3.6%          4.4%
 Continuing earnings before taxes/sales                 2.3%          0.3%          0.2%           1.1%          0.3%
 Net earnings/sales                                     1.4%          0.2%          0.1%           0.7%          0.9%
 Long-term debt/equity                                   84%          103%          114%           127%          130%
 Current ratio                                        3.4:1         3.0:1         2.5:1          3.1:1         4.0:1
 -------------------------------------------------------------------------------------------------------------------

 Total stockholders' equity per common share (b)  $   15.59     $   14.78     $   14.65      $   14.57     $   14.14
 Class A National Market System
    closing price range                         18 3/4-10 3/4   4 3/4 -11 1/2 15 1/4 -11    15 1/2 -10 1/4 17 1/8 -10
 Class B National Market System
    closing price range                         18 3/8-12 3/4  14 7/9 -12    14 7/8 -10 3/4 14 3/4 -10     16 3/4-10 3/8
 Common cash dividends declared per share                 -             -             -              -             -
 Price earnings ratio (a)                              20.6         130.2         165.3           26.8          17.6
 -------------------------------------------------------------------------------------------------------------------

(a) As restated, Note 15 to the Consolidatd Financial Statements included at Item 8.
(b) As restated to include convertible shares.






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

The increase in cash and cash equivalents of $53.6 million over the three year period ended in 2003 was primarily due to the reduction in inventory of $61.5 million; the proceeds of new long-term debt totaling $8.3 million; proceeds of the sale of assets totaling $3.4 million; and net earnings (before depreciation effect, which is non-cash). This was partially offset by: long-term debt repayments totaling $50.2 million; and capital additions of $6.8 million, $13.4 million, and $15.4 million, in 2003, 2002, and 2001, respectively.

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

Critical Accounting Policies

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

Trade promotions are an important component of the sales and marketing of the Company's branded products, and are critical to the support of the business. Trade promotion costs include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retailers' stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of the sale of the product to the retailer based on expected levels of performance and are recorded as a reduction of revenue. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

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


                                               Contractual Obligations
                                                     March 31, 2003
                                                                                          2009
                                     2004           2005-6              2007-8      and beyond      Total
                                 --------------------------------------------------------------------------

Capital lease obligations        $    718         $  1,435            $  1,457        $   5,025    $  8,635
Long-term debt                     22,547           33,333              19,657           74,117     149,654
Operating lease obligations         9,112           14,284               9,495            6,374      39,265
                                  -------------------------------------------------------------------------
Total                             $32,377          $49,052             $30,609          $85,516    $197,554
                                  =========================================================================

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


                        Interest Rate Sensitivity of Long-Term Debt, Short-Term Debt and Short-Term Investments
                                                            March 31, 2003
                                                            (In Thousands)

                                                 EXPECTED MATURITY DATE
                                                                                                            Total /        Estimated
                                                                                                           Weighted          Fair
                                2004          2005         2006        2007         2008      Thereafter    Average          Value
------------------------------------------------------------------------------------------------------------------------------------

Fixed-rate L/T debt:
   Principal cash flows      $22,987      $23,126      $11,142      $10,558      $10,114      $55,768      $133,694         $126,043
   Average interest rate        8.69%        8.45%        8.27%        8.22%        8.12%        7.48%         8.25%              --
Variable-rate L/T debt:
   Principal cash flows           --           --           --           --           --      $22,630      $  22,630       $  22,630
   Average interest rate        3.59%        3.59%        3.59%        3.59%        3.59%        3.59%          3.59%             --
Short-Term investments:
   Average Balance                                                                                          $ 51,029       $  51,029
   Average interest rate                                                                                        1.56%             --
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

Years ended March 31,                                                               2003            2002             2001
--------------------------------------------------------------------------------------------------------------------------


Net sales                                                                       $644,379        $651,075        $ 674,300

-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         590,079          609,574          630,138
   Selling, general, and administrative expense                                  21,265           21,095           23,367
   Other expense, net                                                             4,719            1,011              971
   Interest expense, net of interest income of $834, $301 and
     $629, respectively                                                          13,757           17,441           18,662
                                                                        -------------------------------------------------

                                                                                629,820          649,121          673,138
-------------------------------------------------------------------------------------------------------------------------


Earnings before income taxes                                                     14,559            1,954            1,162
Income taxes                                                                      5,509              814              349
                                                                        -------------------------------------------------


   Net earnings                                                                $  9,050        $   1,140        $     813
==========================================================================================================================

   Basic earnings per common share (As Restated, see Note 15)                  $    .89        $     .11        $     .08
==========================================================================================================================

   Diluted earnings per common share                                           $    .88        $     .11        $     .08
==========================================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
March 31,                                                                                                   2003                2002
------------------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets:
   Cash and cash equivalents                                                                           $  64,984           $  24,973
   Accounts receivable, less allowance for doubtful accounts
     of $761 and $605, respectively                                                                       31,799              32,035
   Inventories:
     Finished products                                                                                    88,769             135,727
     In process                                                                                           13,911               8,526
     Raw materials and supplies                                                                           38,969              37,582
   Deferred income tax asset                                                                               3,300               4,624
   Refundable income taxes                                                                                   715               1,657
   Prepaid expenses                                                                                        1,254                 362
                                                                                               -------------------------------------
       Total Current Assets                                                                              243,701             245,486
------------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                               2,870               2,901
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant, and Equipment:
   Land                                                                                                    7,850               7,855
   Building                                                                                               96,730              98,850
   Equipment                                                                                             254,536             263,587
                                                                                               -------------------------------------
                                                                                                         359,116             370,292
Less accumulated depreciation and amortization                                                           226,147             215,103
                                                                                               -------------------------------------
       Net Property, Plant, and Equipment                                                                132,969             155,189
------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                   $379,540            $403,576
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Accounts payable                                                                                      $22,730             $33,979
   Accrued expenses                                                                                       25,602              25,078
   Current portion of long-term debt and capital lease obligations                                        22,987              22,823
------------------------------------------------------------------------------------------------------------------------------------

     Total Current Liabilities                                                                            71,319              81,880
Long-Term Debt                                                                                           127,107             149,430
Capital Lease Obligations                                                                                  6,230               6,670
Deferred Gain and Other Liabilities                                                                        6,497               7,165
Deferred Income Taxes                                                                                      9,023               7,308
                                                                                               -------------------------------------
       Total Liabilities                                                                                 220,176             252,453
------------------------------------------------------------------------------------------------------------------------------------
Commitments (Note 5)                                                                                           -                   -
Stockholders' Equity:
   Preferred stock, shares issued and outstanding 4,492,746                                               41,656              42,675
   Common stock, shares issued and outstanding 6,672,475                                                   2,849               2,827
                                                                                               -------------------------------------
     Total Capital Stock                                                                                  44,505              45,502
   Additional paid-in capital                                                                             14,616              13,619
   Accumulated other comprehensive income                                                                    422               1,208
   Retained earnings                                                                                      99,821              90,794
                                                                                               -------------------------------------
       Total Stockholders' Equity                                                                        159,364             151,123
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                     $379,540            $403,576
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,                                                                    2003             2002              2001
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings                                                                     $   9,050        $   1,140         $     813
   Adjustments to reconcile net earnings to
     net cash provided by (used in) operations:
       Depreciation and amortization                                                   22,597           24,546            23,733
       Deferred income taxes                                                            3,520              969            (2,071)
       Gain on the sale of assets                                                           -                -            (1,370)
       Impairment provision and other expenses                                          4,719            1,011             2,341
       Changes in operating assets and liabilities:
         Accounts receivable                                                              236             (525)              192
         Inventories                                                                   40,186           47,335           (25,997)
         Prepaid expenses                                                                (892)             946              (780)
         Accounts payable, accrued expenses, and other liabilities                    (11,588)          (6,630)          (11,243)
         Income taxes                                                                     942           (2,000)             (302)
                                                                               -------------------------------------------------
       Net cash provided by (used in) operations                                       68,770           66,792           (14,684)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Additions to property, plant, and equipment                                         (6,832)         (13,423)          (15,395)
   Proceeds from the sale of assets                                                       677              448             3,830
   Escrow fund                                                                              -            1,316             4,011
                                                                               -------------------------------------------------
       Net cash used in investing activities                                           (6,155)         (11,659)           (7,554)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Payments of long-term debt and capital lease obligations                           (22,834)         (19,124)           (8,214)
   Proceeds from issuance of long-term debt                                               235            8,079                 -
   Dividends paid                                                                         (23)             (23)              (23)
   Other assets                                                                            18               17                18
   Net (payments) borrowings on notes payable                                               -          (24,500)           24,500
                                                                               -------------------------------------------------
       Net cash (used in) provided by financing activities                            (22,604)         (35,551)           16,281
--------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                   40,011           19,582            (5,957)
Cash and cash equivalents, beginning of year                                           24,973            5,391            11,348
                                                                               -------------------------------------------------

Cash and cash equivalents, end of year                                                $64,984        $  24,973            $5,391
================================================================================================================================

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                                         $15,122        $  17,973         $  17,235
     Income taxes                                                                       2,025            1,844             1,994
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
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
Shares issued and outstanding:
=========================================================================================================

    March 31, 2001             200,000         807,240       3,576,433         3,814,095        2,767,357
=========================================================================================================

    March 31, 2002             200,000         807,240        3,570,861        3,823,115        2,764,005
=========================================================================================================

    March 31, 2003             200,000         807,240        3,485,506        3,908,470        2,764,005
----------------------------------------------------------------------------------------------------------

Balance March 31, 2000             $50             $20          $42,870             $950           $1,872

   Net earnings                     --             --                --               --              --
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred stock conversion       --             --              (199)               3              --
   Net unrealized loss on
     investments                    --             --                --               --              --
---------------------------------------------------------------------------------------------------------
Balance March 31, 2001              50              20           42,671              953            1,872

   Net earnings
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred stock conversion       --             --               (66)               2              --
   Common stock conversion          --             --                --                1             (1)
   Net unrealized gain on
     investments                    --             --                --               --              --
---------------------------------------------------------------------------------------------------------
Balance March 31, 2002              50              20           42,605              956           1,871

   Net earnings                     --             --                --               --              --
   Cash dividends paid
     on preferred stock             --             --                --               --              --
   Preferred Stock Conversion       --             --            (1,019)              22              --
   Minimum Pension Liability        --             --                --               --              --
   Net unrealized loss on
     investments                    --             --                --               --              --
--------------------------------------------------------------------------------------------------------

Balance March 31, 2003             $50             $20          $41,586             $978           $1,871
=========================================================================================================




                                           Accumulated
                        Additional               Other
                            Paid-In       Comprehensive    Retained     Comprehensive
                            Capital              Income    Earnings            Income
-------------------------------------------------------------------------------------

Balance March 31, 2000      $13,359              $991    $  88,887

   Net earnings                  --                 --          813           $    813
   Cash dividends paid
     on preferred stock          --                 --          (23)                --
   Preferred stock conversion   196                 --           --                 --
   Net unrealized loss on
     investments                 --                (30)          --                (30)
--------------------------------------------------------------------------------------
Balance March 31, 2001        13,555               961       89,677           $    783
                                                                              ========

   Net earnings                                               1,140              1,140
   Cash dividends paid
     on preferred stock           --                --          (23)                --
   Preferred stock conversion     64                --           --                 --
   Common stock conversion        --                --           --                 --
   Net unrealized gain on
     investments                  --               247           --                247
--------------------------------------------------------------------------------------
Balance March 31, 2002        13,619             1,208       90,794           $  1,387
                                                                              ========

   Net earnings                   --                 --       9,050              9,050
   Cash dividends paid
     on preferred stock           --                 --         (23)                --
   Preferred stock conversion    997                 --          --                 --
   Minimum pension liability      --               (778)         --               (778)
   Net unrealized loss on
     investments                  --                 (8)         --                 (8)
--------------------------------------------------------------------------------------
Balance March 31, 2003       $14,616               $422      $99,821            $8,264
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

Cash and Cash Equivalents - The Company considers all highly liquid instruments purchased with a maturity of three months or less as cash equivalents.

Inventories  -  Inventories  are  stated at lower of cost;  first-in,  first-out
(FIFO) method; or market.

Income Taxes - The provision for income taxes includes federal, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Notes to Consolidated Financial Statements (continued)

Earnings per Common Share

A reconciliation of basic earnings per share with diluted earnings per share is as follows:

Years ended March 31,                                        2003          2002          2001
---------------------------------------------------------------------------------------------

                                                      (In thousands, except per share amounts)

Basic

Net earnings                                          $     9,050   $     1,140   $       813
Deduct preferred stock dividends paid                          23            23            23
                                                      ---------------------------------------
Basic earnings                                        $     9,027   $     1,117   $       790
=============================================================================================

Weighted average common shares outstanding                  6,597         6,585         6,577
Weighted average participating preferred shares             3,561         3,573         3,581
                                                      ---------------------------------------
Weighted average common shares outstanding
  including participating preferred shares                 10,158        10,158        10,158
=============================================================================================


Basic earnings per share                              $       .89   $       .11   $       .08
=============================================================================================

Diluted

Basic earnings                                        $     9,027   $     1,117   $       790
Add dividends on convertible preferred stock                   20            20            20
                                                      ---------------------------------------
Earnings applicable to common stock on a
   diluted basis                                      $     9,047   $     1,137   $       810
=============================================================================================

Shares used in calculating basic earnings per
   share above                                             10,158        10,158        10,158
Additional shares to be issued under full
   conversion of preferred stock                               67            67            67
                                                      ---------------------------------------
Total shares for diluted                                   10,225        10,225        10,225
=============================================================================================

Diluted earnings per share                            $       .88   $       .11   $       .08
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


Notes to Consolidated Financial Statements (continued)

2.  Common Stock of Moog Inc.

Other assets include the Company's investment in the Class B Common Stock of Moog Inc. totaling $2,683,000, and $2,696,000 as of March 31, 2003 and 2002,
respectively, which is represents an available-for-sale security and is carried at fair value. There were no realized gains or losses in for the years ended March 31, 2003, 2002, and 2001. There were gross unrealized holding gains for the years ended March 31, 2003, 2002, and 2001 of $1,967,000, $1,980,000, and
$1,548,000, respectively.



Notes to Consolidated Financial Statements (continued)

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. As of March 31, 2003, the Company had $7,808,000 outstanding for letters of credit, a committed revolving line of credit totaling $20,000,000, and uncommitted lines of credit totaling $76,000,000. These facilities are unsecured. Interest rates are based on LIBOR plus a spread, which results in a rate below the prime rate. The lines are renewable annually at various dates and provide for loans of varying maturities. There are no formal compensating balance arrangements with any of the banks. As of March 31, 2003 and 2002, there were no amounts borrowed under the line of credit.


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
                                                                                                        ============   ============


Long-term debt agreements contain various restrictive financial covenants, the most restrictive of which requires the Company to maintain specific quarterly levels of interest coverage. These agreements include provisions limiting dividends to "consolidated net earnings available for distribution" as defined within the agreements. These agreements also permit preferred cash dividends of approximately $23,000. Based on this agreement, there were no earnings available for distribution as of March 31, 2003.

The Company has four Industrial Revenue Bonds ("IRB's") totaling $22,630,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's. Other than the four IRB's above, the carrying value of assets pledged for secured debt is $40,524,000.

Debt repayment requirements for the next five fiscal years are:

                                                (In thousands)
                                 2004              $22,547
                                 2005               22,666
                                 2006               10,667
                                 2007               10,063
                                 2008                9,594


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
                  ================================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 2002:

                                                                     Operating         Capital
                  ----------------------------------------------------------------------------
                                                                             (In thousands)

                  Years ending March 31:
                     2004                                              $ 9,112        $    718
                     2005                                                7,587             720
                     2006                                                6,697             715
                     2007                                                5,314             716
                     2008                                                4,181             741
                     2009-2024                                           6,374           5,025
                                                                 -----------------------------

                     Total minimum payment required                    $39,265           8,635
                  =============================================================

                  Less interest                                                          1,965
                                                                                --------------
                     Present value of minimum lease payments                             6,670
                  Amount due within one year                                               440
                                                                                --------------
                     Long-term capital lease obligations                              $  6,230
                  ============================================================================

Rental  expense  in  2003,  2002,  and 2001 was  $13,077,000,  $12,545,000,  and
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

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                         2003             2002            2001
                 -------------------------------------------------------------------------------

                 Computed (expected tax rate)            35.0%            34.0%           34.0%
                 Tax-exempt income                       (1.5)            (5.9)           (8.8)
                 Other permanent differences
                     not deductible                       0.4              2.1            (6.6)
                 State income taxes (net of
                   federal tax benefit)                   3.8              6.4             6.4
                 Other                                    0.1              5.0             5.0

                                                  --------------------------------------------
                   Effective tax rate                    37.8%            41.6%           30.0%
                 =============================================================================


6.  Income Taxes (continued)

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 2003 and 2002:

                                                                            2003               2002
                  ---------------------------------------------------------------------------------
                                                                               (In thousands)

                  Deferred tax liabilities:
                     Basis and depreciation difference                 $  15,872          $  15,705
                     Other comprehensive income                              290                772
                                                                -----------------------------------

                                                                          16,162             16,477
                                                                -----------------------------------


                  Deferred tax assets:
                     Inventory valuation                                      58                625
                     Future tax credits                                    3,403              5,089
                     Net operating loss carryforwards                        404              1,208
                     Employee benefits                                     1,845              1,772
                     Pension                                               1,857              1,629
                     Insurance                                             1,108              1,996
                     Deferred gain on sale/leaseback                         569              1,054
                     Contributions                                           808                  -
                     Other                                                   387                420
                                                                -----------------------------------

                                                                          10,439             13,793
                                                                -----------------------------------

                      Net deferred tax liability                       $   5,723          $   2,684
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


Notes to Consolidated Financial Statements (continued)

7.  Stockholders' Equity

Preferred Stock - The Company has issued a class of preferred stock ("Participating Preferred Stock") which is convertible, and participating. These shares are convertible immediately on a share-for-share basis into shares of Class A Common Stock. There were no dividends on this class of stock for the years ended March 31, 2003 and 2002. These shares have a liquidation value of $12 per share. This preferred stock has the right to receive dividends or distributions at a rate per share equal to the amount of any dividend or distribution declared or made to Class A Common Stock. In addition, this preferred stock has certain distribution rights upon liquidation.

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

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B as of March 31, 2003 and 2002. Additionally, there were 3,485,506 and 3,570,861 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2003 and 2002, respectively. . The Company paid dividends totaling $20,181, or $.025 per share, to the holders of this 10% preferred stock for the years ended March 31, 2003 and 2002.

In addition, the Company paid dividends totaling $3,000 or $.015 per share, to the holders of the 6% preferred, cumulative, $.25 par value, voting stock.

Comprehensive Income - Net unrealized gains and losses are net of their related provision for income taxes.

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
===============================================================================


The Plan holds the Company's common stock with a fair market value as of March 31, 2003 and 2002, of $3,812,000 and $2,961,000, respectively.

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

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments are summarized as follows:

                                                                                            2003                     2002
                                                                                    -----------------------------------------------
                                                                                   Carrying    Estimated     Carrying     Estimated
                                                                                     Amount   Fair Value       Amount    Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (In thousands)


Long-term debt, including current portion                                          $149,654     $143,639     $171,828      $163,885
Class B Common Stock of Moog Inc.                                                     2,683        2,683        2,696         2,696

The estimated fair values were determined as follows:

     Long-term  debt - The quoted  market  prices for  similar  debt or current  rates  offered to the  Company  for debt with the same maturities.

     Class B Common Stock of Moog Inc. - Based on quoted market prices.

Notes to Consolidated Financial Statements (continued)

10. Subsequent Event

On May 27, 2003, the Company completed the acquisition of the membership interest in Chiquita Processed Foods, L.L.C. from Chiquita Brands International, Inc. The acquisition of this canned vegetable business is expected to increase the Company's annual sales by approximately $250 million. The purchase price totaled $126.1 million plus the assumption of liabilities. This acquisition was financed with cash, proceeds from a new $200 million revolving credit facility, and the issuance of $16.1 million of Participating Convertible Preferred Stock. On June 17, 2003, the Company sold three of the acquired plants and related assets to Lakeside Foods, Inc. for $45.6 million less liabilities assumed of $6.0 million. Cash proceeds resulting from this sale totaled $39.6 million and were used to pay down debt. On August 6, 2003, the Company sold one additional acquired plant and its related assets to Lakeside Foods, Inc. for $9.4 million less liabilities assumed of $0.2 million. Cash proceeds resulting from this sale totaled $9.2 million and were used to pay down debt. The Company refinanced $20.0 million of outstanding debt under the revolving credit facility with new term debt from an insurance company on June 30, 2003. The Company also expects to refinance an additional $22.5 million of the outstanding debt under the revolving credit facility with new term debt from an insurance company.


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
=======================================================================================================

14. Restatement

Basic earnings per share for the quarters in the two year period ended March 31, 2003 have been restated as discussed in Note 15 to the Consolidated Financial Statements. The following is a summary of the unaudited interim results of operations by quarter:


                                                                         First          Second            Third          Fourth
-------------------------------------------------------------------------------------------------------------------------------
                                                                                (In thousands, except per share data)

Year ended March 31, 2003:
Net sales                                                             $123,255        $183,806         $235,430        $101,888
Gross margin                                                            11,766          12,174           13,871          16,489
Net earnings                                                             1,932           2,090            3,147           1,881
Basic earnings per common share:
  (As previously reported)                                                 .29             .32              .48             .28
  (As restated, see Note 15)                                               .19             .21              .31             .18
Diluted earnings per common share                                          .19             .20              .31             .18

Year ended March 31, 2002:
Net sales                                                             $132,693        $176,800         $236,932        $104,650
Gross margin                                                             7,973           9,372           12,968          11,188
Net earnings (loss)                                                     (1,286)           (416)           2,290             552
Basic (loss) earnings per common share:
  (As previously reported)                                                (.20)           (.06)             .35             .08
  (As restated, see Note 15)                                              (.20)           (.06)             .22             .05
Diluted (loss) earnings per common share                                  (.20)           (.06)             .22             .05


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.

15.      Restatement

Subsequent to the issuance of its consolidated financial statements for the year ended March 31, 2003, the management of the Company determined that it should have included convertible participating preferred stock in its calculation of basic earnings per share under the if-converted method.

As a result, basic earnings per share included in the accompanying consolidated financial statements for the years ended March 31, 2003, 2002 and 2001 have been restated from $1.37 to $.89, $.17 to $.11, and $.12 to $.08, respectively, from the amounts previously reported.


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

As discussed in Note 15, basic earnings per share included in the accompanying financial statements have been restated.


/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
May 21, 2003 (September 3, 2003 as to Note 10 and as to the effects of the restatement discussed in Note 15)



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