Form 10-K, Exhibit 13
period 2004-03-31
SENECA FOODS CORP /NY/
filed 2004-06-14
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands, except per share data)
 Years ended March 31,                                2004           2003         2002          2001           2000
 ------------------------------------------------------------------------------------------------------------------
 Net sales                                        $887,756       $644,379    $ 651,075     $ 674,300      $ 621,078
 ------------------------------------------------------------------------------------------------------------------

 Operating earnings (before interest and
    other (income) expense, net)                 $  36,476       $ 33,035    $  20,406     $  20,795      $  24,289
 Net earnings                                       12,941          9,050        1,140           813          4,320
 ------------------------------------------------------------------------------------------------------------------

 Basic earnings per common share                      1.18            .89          .11           .08            .42
 Diluted earnings per common share                    1.17            .88          .11           .08            .42
 ------------------------------------------------------------------------------------------------------------------

 Working capital                                   $187,764      $172,382     $163,606      $163,367       $168,972
 Inventories                                        270,283       141,649      181,835       229,170        203,173
 Net property, plant, and equipment                 181,907       132,969      155,189       167,450        179,146
 Total assets                                       533,903       379,540      403,576       444,233        438,540
 Long-term debt and capital lease
    obligations                                     160,987       133,337      156,100       171,346        189,968
 Stockholders' equity                               190,249       159,364      151,123       149,759        148,999

 ------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment       $ 23,109      $  6,832     $ 13,423       $15,395       $ 19,875
 Interest expense, net                               16,135        13,757       17,441        18,662         16,147
 ------------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                            7.6%          6.0%         0.9%          0.7%           3.6%
 Earnings before taxes/sales                            2.3%          2.3%         0.3%          0.2%           1.1%
 Net earnings/sales                                     1.5%          1.4%         0.2%          0.1%           0.7%
 Long-term debt/equity                                   85%           84%         103%          114%           127%
 Current ratio                                        2.2:1         3.4:1        3.0:1         2.5:1          3.1:1
 ------------------------------------------------------------------------------------------------------------------
 Stockholders' equity per common share            $   19.97     $   17.64    $   16.46      $  16.26      $   16.16
 Class A National Market System
    closing price range                         21.97-16.20   18.75-10.75  14.75-11.50   15.25-11.00    15.50-10.25
 Class B National Market System
    closing price range                         22.88-16.85   18.38-12.75  14.78-12.00   14.88-10.75    14.75-10.00
 Common cash dividends declared per share               -              -             -             -              -
 Price earnings ratio                                  16.0          13.6         84.3         110.2           17.1
 ------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is the world's leading producer and distributor of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets, certain export markets, the food service industry, and other food processors. Canned vegetables represent 87% of the Company's sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets; and a number three position in the branded canned vegetable market. Our Company also supplies canned and frozen vegetable products to General Mills Operations, Inc. ("GMOI") under an Alliance Agreement. In addition, our Company is the supplier of frozen vegetable products principally to the food service industry, and fruit and snack chip products principally serving retail markets and other food processors.

Currently, our business strategies are designed to maintain our market share and enhance our sales and margins and include: (1) position the Company as the low-cost, high quality producer of canned vegetables through the elimination of costs from our supply chain and investment in state-of-the-art production and logistical technology; (2) effective integration of the recent Chiquita Processed Foods acquisition ("the Acquisition"); (3) drive growth in earnings through the use of cash flow to de-leverage the balance sheet and through opportunistic, targeted acquisitions; and (4) expansion of our growth segments to capitalize on their higher expected returns.

The Acquisition

On May 27, 2003, the Company completed its acquisition of 100% of the membership interest in Chiquita Processed Foods, L.L.C. ("CPF") from Chiquita Brands International, Inc. The rationale for the acquisition was twofold: (1)
strengthen the Company's  market position in the canned vegetable  segment;  and
(2) improve the Company's cost structure through the realization of cost savings by eliminating duplicative functions and combining the purchasing power of the two companies. The purchase price totaled $126.1 million plus the assumption of certain liabilities. This acquisition was financed with cash, proceeds from a new $200.0 million revolving credit facility, and $16.1 million of the Company's Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company's Class A Common Stock on a one-for-one basis subject to antidilution adjustments. The Preferred Stock was valued at $16.60 per share based on the market value of the Class A Common Stock at the time the acquisition was announced.


Purchase Price Allocation

The purchase price to acquire CPF was allocated based on the fair value of the assets and liabilities acquired. The Company obtained an independent valuation of its property, plant and equipment, and internally determined the fair value of its other assets and liabilities. The purchase price of $130.3 million has been calculated as follows (in millions):

Cash                                                 $   110.0
Issuance of convertible preferred stock                   16.1
Closing costs                                              4.2
                                                     ---------
Purchase Price                                       $   130.3
                                                     =========

The total purchase price of the transaction has been allocated as follows:

Current assets                                       $   137.8
Property, plant and equipment                             87.8
Other assets                                               6.5
Current liabilities                                      (69.6)
Long-term debt                                           (27.9)
Other non-current liabilities                             (4.3)
                                                     ---------
Total                                                $   130.3
                                                     =========

Divestitures

The Company sold three former Chiquita Processed Foods plants and related assets to Lakeside Foods, Inc. on June 17, 2003. The Company sold one additional plant of Chiquita Processed Foods and related assets to Lakeside Foods, Inc. on August 6, 2003. The aforementioned divestitures to Lakeside Foods generated $46.0 million in cash proceeds, which was used to pay down debt. The Company sold additional plant locations that were previously closed by Chiquita Processed Foods and designated as assets held for sale during the fiscal year, generating $2.5 million in additional proceeds used for debt repayment.


Liquidity and Capital Resources

The Company's primary cash requirements are to make payments on our debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts under our revolving credit facility are our primary sources of liquidity.


Revolving Credit Facility

On May 27, 2003, in connection with the Acquisition, the Company entered into a $200.0 million five-year floating rate secured revolving credit facility (the "Revolver") with several lenders, under which $118.2 million was initially borrowed. As of March 31, 2004, the outstanding balance on the Revolver was $58.4 million. In order to maintain availability of funds under the facility, we pay a 0.375% commitment fee on the unused portion of the Revolver. The Revolver is used to fund our seasonal working capital needs, which are affected by the growing cycles of the vegetables we process. The vast majority of vegetable inventories are produced during the harvesting and packing months of May through October and depleted through the remaining six months. Accordingly, our need to draw on the Revolver may fluctuate significantly throughout the year.

We believe that cash flows from operations and availability under our Revolver will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Long-Term Debt

During the quarter ended September 27, 2003, the Company refinanced $42.5 million of debt outstanding under the revolving credit facility with new term debt from John Hancock Life Insurance Company. At issuance, the John Hancock note totaled $75.0 million and included the refinance of $32.5 million in existing John Hancock debt. The John Hancock note has a fixed interest rate of 8.03%, a fifteen year amortization and a ten year term. The Company did not issue any other significant long-term debt in 2004.

The Company has three major long-term debt instruments: 1) a $73.7 million secured note payable to John Hancock Life Insurance Company, with an interest rate of 8.03%, which is due through 2014; 2) a $50.2 million secured nonrecourse note payable to GMOI, with an interest rate of 8%, which is due through 2010; and 3) a $12.0 million secured note payable to The Prudential Insurance Company of America, with an interest rate of 10.78%, which is due through 2005.

At March 31, 2004, scheduled maturities of long-term debt in each of the five succeeding fiscal years are as follows (in thousands):


                               2005              $20,772
                               2006               14,375
                               2007                8,524
                               2008                8,328
                               2009                8,480

Restrictive Covenants

Our credit facilities contain covenants that restrict our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. Our credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. We believe that we are currently in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2004. The most restrictive financial covenant in the credit agreements is the minimum fixed charge coverage ratio.


Capital Expenditures

Capital expenditures in 2004 totaled $23.1 million and include $7.2 million of construction in progress on two warehouse expansion projects in Janesville and Cambria, Wisconsin, equipment replacement and other improvements, and economic return and cost saving projects. We plan to finance $8.0 million of the Janesville and Cambria warehouse projects in the first quarter of 2005 through a fifteen year fully amortizing mortgage with a fixed interest rate of 6.35%. The total cost of the Janesville and Cambria warehouse projects is expected to aggregate $11.1 million.


Inventories

In 2004, inventories increased by $125.5 million primarily reflecting the effect of seasonal production from the eight plants acquired in the CPF acquisition. Inventories consist primarily of finished canned vegetable products and raw materials and supplies including cans and ends.


Critical Accounting Policies

During the year ended 2004, the Company sold for cash, on a bill and hold basis, $212.8 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. In addition, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified Green Giant finished goods inventory.

Trade promotions are an important component of the sales and marketing of the Company's branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retailers' stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.


Obligations and Commitments

As of March 31, 2004, the Company is obligated to make cash payments in connection with our capital leases, debt, and operating leases. The effect of these obligations and commitments on our liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require termination or severance payments as part of any early termination.


                                               Contractual Obligations
                                                     March 31, 2004

                                                                                                     2010
                                     2005              2006-7                 2008-9             and beyond
                                 --------------------------------------------------------------------------
Long-term debt                    $20,772             $22,899                $16,808               $114,721
Interest                           14,760              24,257                 20,287                 39,227
Notes payable                           -                   -                 58,395                      -
Operating lease obligations        13,298              20,936                 11,916                  8,082
Pension                             2,548               5,657                  6,765                 21,809
Capital lease obligations             747               1,556               $  1,262                  3,741
                                 --------------------------------------------------------------------------
Total                             $52,125             $75,305               $115,433               $187,580
                                  =========================================================================


We have no material off-balance sheet debt or other unrecorded obligations other than the items noted in the above table.


Standby Letters of Credit

We have standby letters of credit for certain insurance-related requirements and capital leases. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2004, we had $7.1 million in outstanding standby letters of credit.


Cash Flows

In 2004, our cash and cash equivalents decreased by $60.4 million, which is primarily due to the net impact of $1.6 million provided by operating activities, $85.9 million used in investing activities, and $23.9 million provided by financing activities.


Operating Activities

Cash provided by operating activities decreased $67.2 million to $1.6 million in 2004. The decrease reflects higher inventory balances associated with the seasonal production from the eight plants acquired in the CPF acquisition, which were primarily funded through the issuance of debt. The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The vast majority of the inventories are produced during the packing months, from May through October, and then depleted during the remaining six months. Cash flow from operating activities is one of our main sources of liquidity.

Cash provided by operating activities increased to $68.8 million in 2003 from $66.8 million in 2002. The increase is primarily a function of higher operating earnings.


Investing Activities

Cash used in investing activities was $85.9 million for 2004 primarily reflecting the cash requirements of the CPF acquisition partially offset by proceeds from the sale of assets primarily involving the divestiture of four plants to Lakeside Foods. Capital expenditures aggregated $23.1 million in 2004 versus $6.8 million in 2003. The increase is primarily attributable to equipment replacement and other improvements at the former CPF locations together with $7.2 million of construction in progress on two warehouse expansion projects in Janesville and Cambria, Wisconsin.

Cash used in investing activities was $6.2 million in 2003 and $11.7 million in 2002, principally reflecting capital expenditures.


Financing Activities

Cash provided by financing activities was $23.9 million in 2004. During 2004, we borrowed cash to fund the CPF acquisition. Cash used in financing activities was $22.6 million in 2003 and $35.6 million in 2002 reflecting debt reduction.


RESULTS OF OPERATIONS

Fiscal 2004 versus Fiscal 2003

Classes of similar
products/services:                                         2004                2003                2002
---------------------------------------------------------------------------------------------------------
                                                                        (In thousands)
Net Sales:
GMOI                                                    $ 247,992           $ 252,059           $ 258,412
Canned vegetables                                         584,010             328,907             333,048
Frozen vegetables                                          28,900              30,422              25,165
Fruit and chip products                                    15,347              20,784              19,982
Other                                                      11,507              12,207              14,468
---------------------------------------------------------------------------------------------------------
                                                        $ 887,756           $ 644,379           $ 651,075
=========================================================================================================


Net sales for fiscal 2004 increased $243.4 million, or 38%, from $644.4 million to $887.8 million. The increase reflects ten months of operating activity related to the CPF acquisition which resulted in a 35% increase in vegetable unit volume.

Cost of product sold as a percentage of sales increased from 91.6% in 2003 to 91.9% in 2004. The increase in the percentage of the cost of product sold reflects higher production costs in fiscal 2004 associated with unfavorable manufacturing variances principally the result of drought conditions in the Midwest growing areas and extreme heat in the Northwest growing areas, followed by an early killing frost which included the late-season growing areas of Illinois. The drought and hot weather conditions impacted crop yields, plant recovery rates and further resulted in the bunching of crop maturities whereby certain contracted raw produce was unable to be harvested. Although we were able to increase selling prices over the second half of the fiscal year, the effect of these increases was more than offset by the higher manufacturing costs.

Selling, General and Administrative expense increased as a percentage of sales from 3.3% to 4.0% due in large part to the fact that GMOI sales do not involve selling expense and GMOI sales decreased as a percentage of total sales from 39.1% in 2003 to 27.9% in 2004. In addition, outside warehousing expense increased in connection with the CPF acquisition.

Interest expense increased from $13.8 million to $16.1 million reflecting the new debt supporting the CPF acquisition.

Other income of $0.2 million in 2004 reflects the gain on the sale of certain fixed assets. Other expense of $4.7 million in 2003 reflects a non-cash impairment charge attributable to idle fixed assets.

As a result of the above factors, pre-tax earnings increased from $14.6 million in 2003 to $20.5 million in 2004. The effective tax rate was 37.0% in 2004 and 37.8% in 2003.

Fiscal 2003 versus Fiscal 2002

Net sales for fiscal 2003 decreased $6.7 million from $651.1 million to $644.4 million primarily reflecting a reduction in GMOI vegetables sold from $258.4 million in 2002 to $252.1 million in 2003.

Cost of product sold as a percentage of sales decreased from 93.6% in 2002 to 91.6% in 2003 primarily reflecting an improved selling price environment in canned vegetables as industry supply levels returned to more normal levels following the Y2K phenomenon in the 2001 calendar year which temporarily impacted consumption levels and resulted in an inventory oversupply situation.

Selling, General and Administrative expense increased from $21.1 million to $21.3 million and as a percentage of sales from 3.2% to 3.3% reflecting general wage and benefit increases in the administrative expense area.

Interest expense decreased $3.7 million to $13.8 million as a result of lower average debt balances and the lower interest rate environment.

Other expense of $4.7 million and $1.0 million in 2003 and 2002 reflects non-cash impairment charges for idle fixed assets.

As a result of the improved selling price environment in canned vegetables, pre-tax earnings increased from $2.0 million in 2002 to $14.6 million in 2003. The effective tax rate was 37.8% in 2003 and 41.6% in 2002.


Recently Issued Accounting Standards

In December 2003, the FASB issued SFAS No. 132 R (Revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement requires revisions to employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of SFAS No. 87 or SFAS No. 106. The annual disclosure requirements are effective for 2004 and reflected in these financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses bank lines of credit with variable interest rates to finance seasonal working capital requirements. The Company maintains investments in cash equivalents ($4.6 million as of March 31, 2004) and does have investments in a modest amount of marketable securities. Long-term debt represents secured and unsecured notes and debentures, certain notes payable to insurance companies used to finance long-term investments such as business acquisitions, and capital lease obligations. Long-term debt bears interest at fixed and variable rates. Since the majority of the Company's debt is at a fixed rate, a 1% change in interest rates would have a minimal effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and sinking fund requirements and related weighted-average interest rates by expected maturity date. Weighted-average interest rates on variable-rate debt are based on current rates as of March 31, 2004.

Commodity Risk

The materials that the Company uses, such as vegetables, steel and packaging materials are commodities that may experience price volatility caused by external factors including market fluctuations, availability, currency fluctuations and changes in governmental regulations and agricultural programs. These events can result in reduced supplies of these materials, higher supply costs or interruptions in our production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease.

Interest Rate Sensitivity of Long-Term Debt, Short-Term Debt and Short-Term Investments
                                 March 31, 2004
                                 (In Thousands)

                                                 EXPECTED MATURITY DATE
                        --------------------------------------------------------------------------------
                                                                                                            Total /        Estimated
                                                                                                           Weighted             Fair
                                2005          2006         2007        2008         2009      Thereafter    Average            Value
------------------------------------------------------------------------------------------------------------------------------------
Fixed-rate L/T debt:
   Principal cash flows      $21,083     $ 14,700      $  8,869     $    8,698   $ 8,870      $95,381      $157,601       $  157,534
   Average interest rate        9.12%        7.37%         7.14%          7.40%     7.43%        7.88%         7.90%              --
Variable-rate L/T debt:
   Principal cash flows     $    437     $    441      $    445     $      352   $   150      $23,080      $ 24,905       $   24,905
   Average interest rate        2.11%        2.10%         2.09%          2.26%     3.37%        3.25%         3.17%              --
Variable-rate S/T debt:
   Principal cash flows                                                                                    $  38,039      $   38,039
   Average interest rate                                                                                        2.98%             --
Short-term investments:
   Average balance                                                                                         $  11,422      $   11,422
   Average interest rate                                                                                       1.18%              --
------------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Net Earnings


Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)


Years ended March 31,                                                               2004              2003            2002
--------------------------------------------------------------------------------------------------------------------------


Net sales                                                                       $887,756          $644,379        $651,075

-------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                          816,090           590,079         609,574
   Selling, general, and administrative expense                                   35,190            21,265          21,095
   Other (income) expense, net                                                      (207)            4,719           1,011
   Interest expense, net of interest income of $395, $834 and
     $301, respectively                                                           16,135            13,757          17,441
                                                                         -------------------------------------------------
                                                                                 867,208           629,820         649,121
--------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                      20,548            14,559           1,954
Income taxes                                                                       7,607             5,509             814
                                                                         -------------------------------------------------
   Net earnings                                                                 $ 12,941         $   9,050       $   1,140
==========================================================================================================================


   Basic earnings per common share                                              $   1.18         $     .89       $     .11
==========================================================================================================================

   Diluted earnings per common share                                            $   1.17         $     .88       $     .11
==========================================================================================================================

See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,                                                                                                   2004                2003
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:

   Cash and cash equivalents                                                                           $   4,570           $  64,984
   Marketable securities                                                                                   4,465                   -
   Accounts receivable, less allowance for doubtful accounts
     of $945 and $761, respectively                                                                       46,180              31,799
   Inventories:
     Finished products                                                                                   202,573              88,769
     In process                                                                                           15,365              13,911
     Raw materials and supplies                                                                           52,345              38,969
   Deferred income taxes                                                                                   6,615               3,300
   Assets held for sale                                                                                    2,931                   -
   Refundable income taxes                                                                                   451                 715
   Prepaid expenses                                                                                       12,098               1,254
                                                                                               -------------------------------------
       Total Current Assets                                                                              347,593             243,701
------------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                               4,403               2,870
Property, Plant, and Equipment:
   Land                                                                                                    9,222               7,850
   Building                                                                                              112,061              96,730
   Equipment                                                                                             313,494             254,536
                                                                                               -------------------------------------
                                                                                                         434,777             359,116
Less accumulated depreciation and amortization                                                           252,870             226,147
                                                                                               -------------------------------------
       Net Property, Plant, and Equipment                                                                181,907             132,969
------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                   $533,903            $379,540
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                                       $  58,395           $       -
   Accounts payable                                                                                       37,362              22,730
   Accrued expenses                                                                                       42,553              25,602
   Current portion of long-term debt and capital lease obligations                                        21,519              22,987
                                                                                               -------------------------------------
     Total Current Liabilities                                                                           159,829              71,319
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                           154,428             127,107
Capital Lease Obligations                                                                                  6,559               6,230
Other Liabilities                                                                                          7,790               6,497
Deferred Income Taxes                                                                                     15,048               9,023
                                                                                               -------------------------------------
       Total Liabilities                                                                                 343,654             220,176
------------------------------------------------------------------------------------------------------------------------------------
Commitments (Note 14)                                                                                          -                   -
Stockholders' Equity:
   Preferred stock                                                                                        56,338              41,656
   Common stock                                                                                            2,859               2,849
                                                                                               -------------------------------------
     Total Capital Stock                                                                                  59,197              44,505
   Additional paid-in capital                                                                             15,989              14,616
   Accumulated other comprehensive income                                                                  2,324                 422
   Retained earnings                                                                                     112,739              99,821
                                                                                               -------------------------------------
       Total Stockholders' Equity                                                                        190,249             159,364
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                     $533,903            $379,540
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,                                                                    2004             2003              2002
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net earnings                                                                     $  12,941        $   9,050         $   1,140
   Adjustments to reconcile net earnings to
     net cash provided by operations:
       Depreciation and amortization                                                   29,393           22,597            24,546
       Deferred income taxes                                                            1,107            3,520               969
       Gain on the sale of assets                                                        (207)               -                 -
       Impairment provision and other expenses                                              -            4,719             1,011
       Changes in operating assets and liabilities:
         Accounts receivable                                                            9,991              236              (525)
         Inventories                                                                  (41,122)          40,186            47,335
         Prepaid expenses                                                             (10,782)            (892)              946
         Accounts payable, accrued expenses, and other liabilities                     (1,686)         (11,588)           (6,630)
         Income taxes                                                                   1,987              942            (2,000)
                                                                               -------------------------------------------------
       Net cash provided by operations                                                  1,622           68,770            66,792
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Acquisition                                                                       (114,172)               -                 -
   Proceeds from the sale of assets                                                    48,808              677               448
   Additions to property, plant, and equipment                                        (23,109)          (6,832)          (13,423)
   Cash received from acquisition                                                       2,560                -                 -
   Escrow fund                                                                              -                -             1,316
                                                                               -------------------------------------------------
       Net cash used in investing activities                                          (85,913)          (6,155)          (11,659)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Borrowings on notes payable                                                        396,568                -           138,931
   Payments on notes payable                                                         (363,548)               -          (163,431)
   Payments of long-term debt and capital lease obligations                           (51,903)         (22,834)          (19,124)
   Proceeds from issuance of long-term debt                                            42,562              235             8,079
   Other assets                                                                           221               18                17
   Preferred dividends paid                                                               (23)             (23)              (23)
                                                                               -------------------------------------------------
       Net cash provided by (used in) financing activities                             23,877          (22,604)          (35,551)
--------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                  (60,414)          40,011            19,582
Cash and cash equivalents, beginning of year                                           64,984           24,973             5,391
                                                                               -------------------------------------------------
Cash and cash equivalents, end of year                                               $  4,570          $64,984          $ 24,973
================================================================================================================================

Supplemental disclosures of cash flow information: Cash paid during the year for:
     Interest                                                                         $15,023          $15,122         $  17,973
     Income taxes                                                                       5,768            2,025             1,844
Supplemental information of non-cash investing and financing activities:
     $16.1 million of Preferred Stock was issued in partial consideration for the CPF acquisition. The Company assumed $9.1 million of long-term debt related to the CPF acquisition.
===============================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
                                             Preferred Stock
                      --------------------------------------------------------------
                                 6%             10%
                     Cumulative Par  Cumulative Par   Participating   Participating
                         Value $.25     Value $.025 Convertible Par Convertible Par          Class A         Class B  Additional
                    Callable at Par     Convertible           Value           Value     Common Stock    Common Stock     Paid-In
                             Voting          Voting           $.025           $.025   Par Value $.25  Par Value $.25     Capital
--------------------------------------------------------------------------------------------------------------------------------
Shares authorized           200,000       1,400,000         967,742       4,166,667       20,000,000      10,000,000
====================================================================================================================
Shares issued and outstanding:
    March 31, 2002          200,000         807,240              --       3,570,861        3,823,115       2,764,005
====================================================================================================================
    March 31, 2003          200,000         807,240              --       3,485,506        3,908,470       2,764,005
====================================================================================================================
    March 31, 2004          200,000         807,240         967,742       3,443,596        3,950,380       2,764,005
====================================================================================================================
---------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2001          $50             $20              --         $42,671             $953          $1,872      $13,555
   Net earnings                  --              --              --              --               --              --           --
   Cash dividends paid
     on preferred stock          --              --              --              --               --              --           --
   Preferred stock conversion    --              --              --             (66)               2              --           64
   Common stock conversion       --              --              --              --                1              (1)          --
   Net unrealized
    gain on investments          --              --              --              --               --              --           --
---------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2002           50              20              --          42,605              956           1,871       13,619

   Net earnings                  --             --               --              --               --              --           --
   Cash dividends paid
     on preferred stock          --             --               --              --               --              --           --
   Preferred stock conversion    --             --               --          (1,019)              22              --          997
   Minimum pension liability     --             --               --              --               --              --           --
   Net unrealized loss on
     investments                 --             --               --              --               --              --           --
---------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2003           50              20                          41,586              978           1,871       14,616

   Net earnings                  --              --              --              --               --              --           --
   Cash dividends paid
     on preferred stock          --              --              --              --               --              --           --
   Preferred stock
     conversion                  --              --              --            (500)              10              --          490
   Preferred stock issued        --              --          15,000              --               --              --        1,065
   Minimum pension liability
     (net of tax $477)           --              --              --              --               --              --           --
   Preferred stock
     adjustment                  --             182              --              --               --              --         (182)
   Net unrealized gain
     on investments
     (net of tax $658)           --              --              --              --               --              --           --
---------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2004          $50            $202         $15,000         $41,086             $988          $1,871      $15,989
=================================================================================================================================


                         Accumulated
                               Other
                       Comprehensive    Retained     Comprehensive
                              Income    Earnings            Income
------------------------------------------------------------------

Balance March 31, 2001          $961     $89,677
   Net earnings                   --       1,140           $  1,140
   Cash dividends paid
     on preferred stock           --         (23)                --
   Preferred stock conversion     --          --                 --
   Common stock conversion        --          --                 --
   Net unrealized
    gain on investments          247          --                247
-------------------------------------------------------------------
Balance March 31, 2002         1,208      90,794          $   1,387
                                                          =========
   Net earnings                   --       9,050          $   9,050
   Cash dividends paid
     on preferred stock           --         (23)                --
   Preferred stock conversion     --          --                 --
   Minimum pension liability    (778)         --               (778)
   Net unrealized loss on
     investments                  (8)         --                 (8)
-------------------------------------------------------------------
Balance March 31, 2003            422      99,821          $   8,264
                                                           =========
   Net earnings                    --      12,941          $  12,941
   Cash dividends paid
     on preferred stock            --         (23)                --
   Preferred stock
     conversion                    --          --                 --
   Preferred stock issued          --          --                 --
   Minimum pension liability
     (net of tax $477)            778          --                778
   Preferred stock
     adjustment                    --          --                 --
   Net unrealized gain
     on investments
     (net of tax $658)          1,124          --              1,124
--------------------------------------------------------------------
Balance March 31, 2004         $2,324    $112,739            $14,843
====================================================================

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 30 plants and warehouses in seven states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized when legal title passes to the purchaser which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes.

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

Cash and Cash Equivalents - The Company considers all highly liquid instruments purchased with an original maturity of three months or less as short-term investments.

Inventories - Inventories are stated at lower of cost, determined under the first-in, first-out (FIFO) method; or market.

Income Taxes - The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

Shipping and Handling Costs - The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of product sold.

Doubtful Accounts - A provision for doubtful accounts is recorded based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies (accounts over 15 days past due) and charge-offs (accounts removed from accounts receivable for expectation of non-payment) and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is possible that the Company's provisions may change in the future.

Earnings per Common Share

A reconciliation of basic earnings per share with diluted earnings per share follows:

Years ended March 31,                                        2004          2003          2002
----------------------------------------------------------------------------------------------

                                                        (In thousands, except share amounts)

Basic
-----
Net earnings                                          $    12,941   $     9,050   $     1,140
Deduct preferred stock dividends paid                          23            23            23
                                                      ---------------------------------------
Basic earnings                                        $    12,918   $     9,027   $     1,117
==============================================================================================

Weighted average common shares outstanding                 10,965        10,158        10,158
==============================================================================================

Basic earnings per share                              $      1.18   $       .89   $       .11
==============================================================================================

Diluted
-------
Basic earnings                                        $    12,918   $     9,027   $     1,117
Add dividends on convertible preferred stock                   20            20            20
                                                      ---------------------------------------
Earnings applicable to common stock on a
  diluted basis                                       $    12,938   $     9,047   $     1,137
==============================================================================================

Shares used in calculating basic earnings per
  share above                                              10,965        10,158        10,158
Additional shares to be issued under full
   conversion of preferred stock                               67            67            67
                                                     ----------------------------------------
Total shares for diluted                                   11,032        10,225        10,225
=============================================================================================

Diluted earnings per share                            $      1.17   $       .88   $       .11
==============================================================================================


Basic  weighted  average  common  shares  outstanding   includes   participating
preferred shares.

Depreciation - Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation and capital lease amortization was $28,676,000, $22,597,000, and $24,546,000 in 2004, 2003, and 2002, respectively. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company assesses all its long-lived assets for impairment whenever there is an indicator of impairment. There were no impairment losses in 2004. Impairment losses of $4,719,000 and $690,000 were recognized in 2003 and 2002, respectively, and were included in Other (Income) Expense, net (see Other Income and Expense, note 11).

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

Recently Issued Accounting Standards - In December 2003, the FASB issued SFAS No. 132 R (Revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits". This statement requires revisions to employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition provisions of SFAS No. 87 or SFAS No.
106. The annual disclosure requirements were effective for 2004 and are reflected in these financial statements.

2.  Common Stock of Moog Inc.

Marketable securities include the Company's investment in the Class B Common Stock of Moog Inc. totaling $4,465,000 as of March 31, 2004. The investment of $2,683,000 as of March 31, 2003 was included in other assets. The investment is classified as an available-for-sale security and is carried at fair value. There were no realized gains or losses during 2004, 2003, and 2002, and gross unrealized holding gains were $3,749,000, $1,967,000, and $1,980,000 as of March 31, 2004, 2003 and 2002, respectively. The unrealized gains are recorded, net of tax, in accumulated other comprehensive income.

During 2004, the Company decided to sell this investment, therefore it was reclassified from other assets to marketable securities. Subsequent to 2004 year end, this investment was sold, providing proceeds of $4,578,000.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. On May 27, 2003, in connection with the acquisition of CPF, the Company entered into a $200 million five-year floating rate secured revolving credit facility with various banks, under which $118,247,000 was initially borrowed. As of March 31, 2004, the outstanding balance on the revolver was $58,395,000, with a weighted average interest rate of 2.84%, and is included in notes payable on the Consolidated Balance Sheet. The $200 million revolver is secured by accounts receivable and inventory with a carrying value of $316,463,000. There were no bank borrowings under lines of credit as of March 31, 2003. The Company had $7,120,000 and $7,808,000 of outstanding standby letters of credit as of March 31, 2004 and 2003, respectively.

4.  Long-Term Debt

                                                                                                               2004           2003
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (In thousands)
Secured nonrecourse subordinated promissory note, 8.00%, due through 2010                                 $   50,208     $   53,833
Secured note payable to insurance company, 8.03% and 10.81%, due through 2014 and 2009                        73,675         32,500
Secured note payable to insurance company, 10.78%, due through 2005                                           12,000         24,000
Secured Industrial Revenue Development Bonds, 3.24% and 3.59% due through 2029                                22,630         22,630
Secured Industrial Revenue Development Bond, 3.37% due through 2012                                            1,200              -
Unsecured subordinated promissory note, 8.00%                                                                      -          4,978
Secured Industrial Revenue Development Bond, 5.69%, due through 2010                                           3,763          4,319
Secured notes payable to utility company, 3.00%, due through 2009                                              1,956          2,546
Unsecured Industrial Revenue Development Bond, 8.50%, due through 2006                                         2,500              -
Secured Industrial Revenue Development Bond, 5.61%, due through 2009                                           1,770          2,318
Unsecured Industrial Revenue Development Bond, 7.75%, due through 2006                                         3,000              -
Other                                                                                                          2,498          2,530
                                                                                                        --------------------------

                                                                                                             175,200        149,654
Less current portion                                                                                          20,772         22,547
                                                                                                        ---------------------------

                                                                                                          $  154,428     $  127,107
                                                                                                        ===========================


Our credit facilities contain covenants that restrict our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. Our credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. We believe that we are currently in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2004. The most restrictive financial covenant in the credit agreements is the minimum fixed charge coverage ratio.

As of March 31, 2004, the most restrictive credit agreement limitation on the company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000 reduced by aggregate annual dividend payments totaling $23,000 which the company presently pays on two outstanding classes of preferred stock.

The Company has five Industrial Revenue Bonds ("IRB's") totaling $23,830,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's. Other than the five IRB's above, the carrying value of assets pledged for secured debt including the $200 million revolver is $427,199,000.

Debt repayment requirements for the next five fiscal years are:


                                    (In thousands)
                               2005              $20,772
                               2006               14,375
                               2007                8,524
                               2008                8,328
                               2009                8,480

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of limited obligation special revenue bonds, which bear interest rates from 1.42% to 4.75%. Other leases include non-cancelable operating leases expiring at various dates through 2024. Generally, operating leases provide for early purchase options one year prior to expiration.

Leased assets under capital leases consist of the following:

                                                                            2004              2003
                  --------------------------------------------------------------------------------
                                                                               (In thousands)

                  Land                                                   $    67           $    67
                  Buildings                                                1,033             1,033
                  Equipment                                               11,313             9,711
                                                                 ---------------------------------
                                                                          12,413            10,811
                  Less accumulated amortization                            9,372             8,215
                                                                 ---------------------------------
                                                                           3,041             2,596
                  Assets held for sale                                       340                 -
                                                                 ---------------------------------
                                                                         $ 3,381           $ 2,596
                  ================================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 2004:

                                                                     Operating         Capital
                  ----------------------------------------------------------------------------
                                                                             (In thousands)
                  Years ending March 31:
                     2005                                              $13,298          $1,020
                     2006                                               11,747           1,016
                     2007                                                9,189           1,016
                     2008                                                7,193             924
                     2009                                                4,723             719
                     2010-2024                                           8,082           4,306
                                                                 -----------------------------
                     Total minimum payment required                    $54,232          $9,001
                  ============================================================

                  Less interest                                                          1,695
                                                                                --------------
                     Present value of minimum lease payments                             7,306
                  Amount due within one year                                               747
                                                                                --------------
                     Long-term capital lease obligations                                $6,559
                  ============================================================================

Rental  expense  in  2004,  2003,  and 2002 was  $20,538,000,  $13,077,000,  and
$12,545,000 respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:

                                                         2004           2003           2002
                                                   ----------------------------------------
                                                                 (In thousands)

                       Current:
                         Federal                     $  4,938       $  1,529       $     50
                         State                          1,562            460             93
                                                   ----------------------------------------
                                                        6,500          1,989            143
                                                   ----------------------------------------
                       Deferred:
                         Federal                        1,009          3,150            600
                         State                             98            370             71
                                                   ----------------------------------------
                                                        1,107          3,520            671
                                                   ----------------------------------------
                         Total income taxes          $  7,607       $  5,509       $    814
                                                   ========================================

State net operating loss carryforwards of approximately $596,000, expiring through March 31, 2022, are available to offset future state tax expense.

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                         2004             2003            2002
                 -----------------------------------------------------------------------------

                 Computed (expected tax rate)            35.0%            35.0%           34.0%
                 Tax-exempt income                       (0.7)            (1.5)           (5.9)
                 Other permanent differences
                    not deductible                        1.1              0.4             2.1
                 State income taxes (net of
                   federal tax benefit)                   5.2              3.7             6.4
                 Other                                   (3.6)             0.2             5.0
                                                  --------------------------------------------
                   Effective tax rate                    37.0%            37.8%           41.6%
                 =============================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 2004 and 2003:

                                                                            2004               2003
                  ---------------------------------------------------------------------------------
                                                                                (In thousands)

                  Deferred tax liabilities:
                     Basis and depreciation difference                 $  15,608          $  15,872
                     Other comprehensive income                            1,425                290
                     Other                                                   309                  -
                                                                -----------------------------------
                                                                          17,342             16,162
                                                                -----------------------------------


                  Deferred tax assets:
                     Inventory valuation                                   1,534                 58
                     Future tax credits                                        -              3,403
                     Net operating loss carryforwards                         25                404
                     Employee benefits                                     2,697              1,845
                     Pension                                               2,142              1,857
                     Insurance                                             2,025              1,108
                     Deferred gain on sale/leaseback                         486                569
                     Contributions                                             -                808
                     Other                                                     -                387
                                                                -----------------------------------
                                                                           8,909             10,439
                                                                -----------------------------------
                      Net deferred tax liability                       $   8,433          $   5,723
                  =================================================================================

Net current deferred tax assets of $6,615,000 and $3,300,000 as of March 31, 2004 and 2003, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $15,048,000 and $9,023,000 as of March 31, 2004 and 2003, respectively.

7.  Stockholders' Equity

Preferred Stock - The Company has issued a class of preferred stock ("Participating Preferred Stock") which is convertible, and participating. There are 3,443,596 shares outstanding as of March 31, 2004. These shares are convertible immediately on a one-for-one basis into shares of Class A Common Stock. There were no dividends on this class of stock. These shares have a liquidation value of $12 per share. This preferred stock has the right to receive dividends or distributions at a rate per share equal to the amount of any dividend or distribution declared or made to Class A Common Stock subject to antidilution adjustments. In addition, this preferred stock has certain distribution rights upon liquidation.

As part of the financing of the CPF acquisition, the Company issued 967,742 shares of Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company's Class A Common Stock on a one-for-one basis subject to antidilution adjustments. The Preferred Stock was valued at $16.60 per share based on the market value of the Class A Common Stock at the time the acquisition was announced. This class of stock has a par value of $.025 per share and a stated value of $15.50 per share.

The outstanding 10% cumulative, convertible, voting preferred stock consists of 407,240 Series A shares, convertible at the rate of one common share of Class A and Class B for every twenty preferred shares, and 400,000 Series B shares, which carry a one common share of Class A and Class B for thirty conversion rate. The Series A and B shares have a $.25 stated value and a $.025 par value. There are 2,633,333 shares authorized of Class A $.025 par value stock, which are unissued and undesignated. In addition, there are 30,000 shares of no par stock, which are also unissued and undesignated. The Company paid dividends totaling $20,181, or $.025 per share, to the holders of this 10% preferred stock for the years ended March 31, 2004 and 2003. In addition, the Company paid dividends totaling $3,000 or $.015 per share to the holders of the 6% preferred cumulative, $.25 par value, voting stock.

The Company has 200,000 shares of 6%, cumulative, voting, $.25 stated value, preferred stock which is callable at par value of $.25 per share.

Common Stock - The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B as of March 31, 2004 and 2003. Additionally, there were 3,443,596 and 3,485,506 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2004 and 2003, respectively.

Comprehensive Income - Net unrealized gains and losses are net of their related provisions for income taxes.

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2004 and a statement of the funded status as of March 31 of both years:

                                                            2004                2003
                                                  ---------------------------------
Change in Benefit Obligation                                  (In thousands)

Benefit obligation at beginning of year               $   41,369          $   34,368
Service cost                                               2,546               2,571
Interest cost                                              3,519               2,334
Actuarial gain                                             1,227               3,570
Acquisition                                               20,821                  -
Benefit payments and expenses                             (2,491)             (1,474)
------------------------------------------------------------------------------------

Benefit obligation at end of year                     $   66,991            $ 41,369
====================================================================================

Change in Plan Assets

Fair value of plan assets at beginning of year        $   28,781          $   33,350
Actual return (loss) on plan assets                       13,603              (4,992)
Employer contributions                                       241               1,897
Benefit payments and expenses                             (2,491)             (1,474)
Acquisition                                               19,553                  -
------------------------------------------------------------------------------------

Fair value of plan assets at end of year              $   59,687            $ 28,781
====================================================================================


Funded Status
Funded status at end of year                          $  (7,304)            $(12,588)
Unrecognized transition asset                            (2,161)              (2,437)

Unrecognized loss                                            963              10,137
------------------------------------------------------------------------------------
Accrued benefit cost                                  $   (8,502)          $  (4,888)
====================================================================================


Accrued benefit liability                                 (8,502)            (6,144)
Accumulated other comprehensive income                         -              1,256
------------------------------------------------------------------------------------
Net amount recognized                                 $   (8,502)         $  (4,888)
===================================================================================


The Plan holds the Company's common stock with a fair market value of $3,972,000.

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2004, 2003, and 2002:

                                                           2004                2003                2002
-------------------------------------------------------------------------------------------------------
                                                                        (In thousands)
Service cost                                           $  2,545            $  2,571            $  2,150
Interest cost                                             3,519               2,334               2,232
Expected return on plan assets                           (3,850)             (3,005)             (2,639)
Amortization of transition asset                           (276)               (276)               (276)
Amortization of net gain                                    649                   -                   -
Amortization of prior service cost                            -                  31                  94
-------------------------------------------------------------------------------------------------------
Net periodic benefit cost                              $  2,587            $  1,655            $  1,561
=======================================================================================================

The Plan's accumulated benefit obligation was $60,929,000 at March 31, 2004, and $34,925,000 at March 31, 2003.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation are shown in the following table:

                                                     2004                2003
-----------------------------------------------------------------------------


   Discount rate                                     6.00%               6.25%
   Expected return on plan assets                    8.75%               9.00%
   Rate of compensation increase                     3.50%               4.00%


Plan Assets


                                    Target                 Percentage of Plan
                                  Allocation               Assets at March 31,
                                     2005                2004             2003
------------------------------------------------------------------------------

Plan Assets:
   Equity Securities*                 99%                 99%              98%
   Debt Securities                     -                   -                -
   Real Estate                         -                   -                -
   Cash                                1                   1                2
-----------------------------------------------------------------------------
     Total                           100%                100%             100%
=============================================================================




*Includes Seneca common stock in the amounts of $3,972,000 (6.7%) and $3,820,000 (13.3%) at March 31, 2004, and 2003, respectively.

Expected  Return on Plan  Assets

The expected rate of return on Plan assets is 8.75%. Seneca Foods Corporation expects 8.75% to fall within the 40 to 50 percentile range of returns on investment portfolios with asset diversification similar to that of the pension plans' target asset allocation.

Investment Policy and Strategy

Seneca Foods Corporation maintains an investment policy designed to achieve a long term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the pension plans. Seneca Foods Corporation seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long term growth consistent with the performance of relevant market indices, as well as, maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time.

Cash Flows

Expected contributions for fiscal year ending March 31, 2005:
   Expected employer contributions              $  3,502
   Expected employee contributions                     -

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31:

                      2005                      $  2,548
                      2006                         2,710
                      2007                         2,947
                      2008                         3,223
                      2009                         3,542
                      2010-2014                   21,809

The Company has Employees' Savings Plans (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $1,708,000, $605,000, and $846,000, in 2004, 2003, and 2002, respectively.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments are summarized as follows:

                                                                                             2004                     2003
                                                                                    -----------------------------------------------
                                                                                   Carrying    Estimated     Carrying     Estimated
                                                                                     Amount   Fair Value       Amount    Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      (In thousands)

Long-term debt, including current portion                                          $175,200     $175,850     $149,654      $143,639
Notes payable                                                                        58,395       58,395            -             -
Capital leases, including current portion                                             7,306        6,589        6,670         5,034
Class B Common Stock of Moog Inc.                                                     4,465        4,465        2,683         2,683

The estimated fair values were determined as follows:

     Long-term debt and capital lease obligations - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of the notes.

     Class B Common Stock of Moog Inc. - Based on quoted market prices.

10. Acquisition

On May 27, 2003, the Company completed its acquisition of 100% of the membership interest in Chiquita Processed Foods, L.L.C. ("CPF") from Chiquita Brands International, Inc. The primary reason for the acquisition was to acquire additional production capacity in the Canned Vegetable business. The purchase price totaled $126.1 million plus the assumption of certain liabilities. This acquisition was financed with cash, proceeds from a new $200.0 million revolving credit facility, and $16.1 million of the Company's Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company's Class A Common Stock on a one-for-one basis. The Preferred Stock was valued at $16.60 per share based on the market value of the Class A Common Stock at the time the acquisition was announced.

The new $200.0 million revolving credit facility has a five-year term. During the quarter ended September 27, 2003, the Company refinanced $42.5 million of debt outstanding under the revolving credit facility with new term debt from an insurance company. The new term debt from the insurance company of $42.5 million, when combined with the refinancing of existing insurance company debt of $32.5 million, has an interest rate of 8.03%, a fifteen-year amortization and a ten-year term.

As part of this acquisition, the Company assumed seasonal notes payable from the CPF revolving credit facility of $25.4 million which was paid off at the time of acquisition with proceeds from the new $200.0 million revolving credit facility. The Company also assumed $35.9 million of CPF long-term debt and capital lease obligations, of which $26.8 million was paid off at the time of acquisition with proceeds from the new $200.0 million revolving credit facility. The remaining long-term debt principally involves two Industrial Revenue Development Bonds totaling $5.5 million and consisting of a $3 million Pickett, Wisconsin issue due on June 1, 2005 with an interest rate of 7.75% and a $2.5 million Walla Walla, Washington issue due on September 1, 2005 with an interest rate of 8.5%. The balance of the debt acquired, totaling $3.6 million, has interest rates ranging from 1.9% to 9% and is due through 2011.

The Company's consolidated statement of net earnings for the year ended March 31, 2004 includes ten months of the CPF acquired operations. A pro forma income statement as if the operations were acquired at the beginning of the periods presented follows:


                                                       2004                2003
-------------------------------------------------------------------------------
                                                           (unaudited)
Net Sales                                          $942,238            $945,217
-------------------------------------------------------------------------------
Cost of Product Sold                                867,020             874,797
Selling, General and Administrative                  39,495              27,144
Interest Expense (net)                               16,985              18,209
Other Expense (net)                                   1,675               2,409
-------------------------------------------------------------------------------
       Total Costs and Expenses                     925,175             922,559

Earnings Before Income Taxes                         17,063              22,658
Income Taxes                                          6,248               7,644
-------------------------------------------------------------------------------
Net Earnings                                      $  10,815           $  15,014
===============================================================================
Basic Earnings Per Share                          $    0.96           $    1.35
===============================================================================
Diluted Earnings Per Share                        $    0.96           $    1.35
===============================================================================

The Company sold three former Chiquita Processed Foods plants and related assets to Lakeside Foods, Inc. on June 17, 2003. The Company sold one additional former Chiquita Processed Foods plant and related assets to Lakeside Foods, Inc. on August 6, 2003. The aforementioned sales to Lakeside Foods generated $46 million in cash proceeds, which was used to pay down debt. The Company sold additional plant locations that were designated as assets held for sale during the year. As of March 31, 2004, the Company has designated four additional plant locations as held for sale and recorded them as assets held for sale on the Consolidated Balance Sheet at their expected fair value.


The total purchase price of the transaction has been allocated as follows:

Current assets                                       $   137.8
Property, plant and equipment                             87.8
Other assets                                               6.5
Current liabilities                                      (69.6)
Long-term debt                                           (27.9)
Other non-current liabilities                             (4.3)
                                                     ---------
Total                                                $   130.3
                                                     =========

11.  Other Income and Expense

Other income in 2004 consisted of a gain on the sale of certain fixed assets of $207,000.

Other expense in 2003 consisted of an impairment loss of $4,719,000.

Other expense in 2002 consisted of the following: 1) an impairment loss of $690,000; and 2) severance expense of $321,000.

12.  Sales Information

The Company sold $247,992,000, $252,059,000 and $228,556,000 representing 28%,
39% and 35% of net sales, to one customer in 2004, 2003, and 2002, respectively.

13.  Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely in the United States. The Company has an Alliance Agreement with General Mills Operations, Inc. (GMOI) whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name. GMOI continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2004, 2003, and 2002, the sale of Green Giant vegetables account for 28%, 39%, and 40% of net sales. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information":

Classes of similar products/services:                    2004                  2003                2002
-------------------------------------------------------------------------------------------------------
                                                                        (In thousands)

Net Sales:
   GMOI                                              $  247,992          $  252,059            $258,412
   Canned vegetables                                    584,010             328,907             333,048
   Frozen vegetables                                     28,900              30,422              25,165
   Fruit and chip products                               15,347              20,784              19,982
   Other                                                 11,507              12,207              14,468
-------------------------------------------------------------------------------------------------------
                                                     $  887,756          $  644,379            $651,075
=======================================================================================================

14.  Commitments and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages. The Company does not believe that an adverse decision in any of these proceedings would have a material adverse impact on its financial position, results of operations or cash flows.

Various claims totaling approximately $3,211,000 have been asserted by the Fleming Companies against the Company and a subsidiary acquired in 2003 in the Bankruptcy proceedings in the U. S. Bankruptcy Court for the District of Delaware for (i) receipt of allegedly preferential payments under the U. S. Bankruptcy Code ($1,292,000), (ii) receipt of alleged overpayments ($1,139,000) and (iii) amounts allegedly owing under various vendor promotional programs ($780,000). The Company has accrued its estimate for the expected settlement of these claims. The Company does not believe that any ultimate settlement in excess of the amount accrued will have a material impact on its financial position or results of operations.

The Company was a defendant in a suit entitled State of Wisconsin vs. Seneca Foods Corporation, et. al., commenced July 30, 2001, in the Rock County (Wisconsin) Circuit Court. In the suit, the Wisconsin Department of Justice sought civil penalties against the Company. The State alleged that the Company stored and/or disposed of two different types of materials at a Wisconsin facility in violation of applicable laws. The Company cooperated with Wisconsin authorities to remove the materials and complete remediation activities but contested the State's efforts to recover a monetary penalty. The first subject matter of the suit involved events which occurred approximately 19 years ago, and there was no addition of materials in subsequent years. The second subject matter of the suit involved two events between 1995 and 1999. All material at issue in the action has been removed and properly disposed. During 2003, the Company reached a settlement amount with the State of $242,000 which satisfied both issues.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Seneca Foods Corporation
Marion, New York


We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation and Subsidiaries as of March 31, 2004, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seneca Foods Corporation and Subsidiaries as of March 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP

ERNST & YOUNG LLP
Buffalo, New York
May 26, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation and subsidiaries (the "Company") as of March 31, 2003, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Seneca Foods Corporation and subsidiaries as of March 31, 2003, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/Deloitte & Touche LLP

Rochester, New York
May 21, 2003

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
4.0 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 301 and 296 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below:

                          Class A:                            2004                         2003
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $18.50       $16.20         $15.39       $12.96
                                       Second           19.30        17.30          13.99        12.02
                                       Third            21.50        19.00          15.00        10.75
                                       Fourth           21.97        18.00          18.75        13.94



                          Class B:                            2004                         2003
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $18.72       $16.85         $16.00       $14.05
                                       Second           19.55        17.52          14.80        13.80
                                       Third            22.88        19.05          16.42        12.75
                                       Fourth           22.25        18.25          18.38        15.13

As of March 31, 2004, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000 which the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                                                                   First           Second              Third            Fourth
------------------------------------------------------------------------------------------------------------------------------
                                                                             (In thousands, except per share data)
Year ended March 31, 2004:
Net sales                                                      $ 151,296         $ 248,194         $ 325,303         $ 162,963
Gross margin                                                      15,501            19,987            17,568            18,550
Net earnings                                                       3,672             3,910             1,887             3,472
Basic earnings per common share                                      .35               .35               .17               .31
Diluted earnings per common share                                    .35               .35               .17               .31

Year ended March 31, 2003:
Net sales                                                      $ 123,255         $ 183,806         $ 235,430         $ 101,888
Gross margin                                                      11,766            12,174            13,871            16,489
Net earnings                                                       1,932             2,090             3,147             1,881
Basic earnings per common share                                      .19               .21               .31               .18
Diluted earnings per common share                                    .19               .20               .31               .18


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.