Form 10-K, Exhibit 13
period 2005-03-31
SENECA FOODS CORP /NY/
filed 2005-06-14
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands, except per share data)

 Years ended March 31,                                2005           2004         2003          2002           2001
-------------------------------------------------------------------------------------------------------------------

 Net sales                                         $864,274     $890,850      $644,379     $ 651,075      $ 674,300
-------------------------------------------------------------------------------------------------------------------

 Operating earnings (before interest and
    other (income) expense, net)                  $  24,868      $36,476       $33,035     $  20,406      $  20,795
 Net earnings                                         7,907       12,941         9,050         1,140            813
-------------------------------------------------------------------------------------------------------------------

 Basic earnings per common share                        .71         1.18           .89           .11            .08
 Diluted earnings per common share                      .70         1.17           .88           .11            .08
------------------------------------------------------------------------------------------------------------------

 Working capital                                   $205,430     $187,764      $172,382      $163,606       $163,367
 Inventories                                        294,470      270,283       141,649       181,835        229,170
 Net property, plant, and equipment                 163,290      181,907       132,969       155,189        167,450
 Total assets                                       524,495      533,903       379,540       403,576        444,233
 Long-term debt and capital lease
    obligations                                     154,125      160,987       133,337       156,100        171,346
 Stockholders' equity                               195,809      190,249       159,364       151,123        149,759
 ------------------------------------------------------------------------------------------------------------------

 Additions to property, plant, and equipment    $      14,415   $ 23,109      $  6,832     $  13,423      $  15,395
 Interest expense, net                                 16,592     16,135        13,757        17,441         18,662
 ------------------------------------------------------------------------------------------------------------------

 Net earnings/average equity                             4.1%        7.4%          5.8%          0.8%           0.5%
 Earnings before taxes/sales                             1.4%        2.3%          2.3%          0.3%           0.2%
 Net earnings/sales                                      0.9%        1.5%          1.4%          0.2%           0.1%
 Long-term debt/equity                                    79%         85%           84%          103%           114%
 Current ratio                                         2.3:1       2.2:1         3.4:1         3.0:1          2.5:1
 ------------------------------------------------------------------------------------------------------------------

 Stockholders'equity per common share             $    20.77  $    19.97       $ 17.64      $  16.46      $   16.26
 Class A National Market System
    closing price range                         20.00-16.75  21.97-16.20   18.75-10.75   14.75-11.50    15.25-11.00
 Class B National Market System
    closing price range                         19.45-16.99  22.88-16.85   18.38-12.75   14.78-12.00    14.88-10.75
 Common cash dividends declared per share               -              -             -             -              -
 Price earnings ratio                                  23.8         16.0          13.6          84.3          110.2
 ------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is the world's leading producer and distributor of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets, certain export markets, the food service industry, and other food processors. Canned vegetables represent 89% of the Company's sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets; and a number three position in the branded canned vegetable market. Our Company also supplies canned and frozen vegetable products to General Mills Operations, Inc. ("GMOI") under an Alliance Agreement. In addition, our Company is the supplier of frozen vegetable products principally to the food service industry, and fruit and snack chip products principally serving retail markets and other food processors.

Currently, our business strategies are designed to maintain our market share and enhance our sales and margins and include: (1) position the Company as the low-cost, high quality producer of canned vegetables through the elimination of costs from our supply chain and investment in state-of-the-art production and logistical technology; (2) effective integration of the recent Chiquita Processed Foods acquisition ("the Acquisition"); (3) drive growth in earnings through the use of cash flow to de-leverage the balance sheet; and (4) focus on our growth segments to capitalize on their higher expected returns.

-

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
                                                     =========

Restructuring

After a comprehensive review of our production capacities following the CPF acquisition, the Company completed a plant restructuring program in 2005 resulting in a restructuring charge of $7.7 million. The restructuring charge consisted of a non-cash impairment charge of $7.0 million and a cash severance charge of $0.7 million which are included in Plant Restructuring in the Consolidated Statement of Net Earnings. This restructuring program principally involved the closure of three processing facilities including a green bean plant in upstate New York and corn plants in Wisconsin and Washington. In addition, the Company restructured the newly acquired Payette, Idaho facility through the removal of canned meat production to focus exclusively on dry beans. The rationalization of the Company's productive capacity will: 1) improve the Company's overall cost structure and competitive position; 2) address the excess capacity situation arising from the recent acquisition of CPF; and 3) mitigate the effect of inflationary pressures on the Company's raw material inputs such as steel and fuel.

The closure of the Washington corn processing facility coincided with an amendment to the Alliance Agreement with GMOI. Under the above amendment, the Blue Earth, Minnesota facility was removed from the Alliance Agreement due to a reduction in GMOI volume requirements and will be operated by the Company as a non-Alliance facility. Additionally, GMOI agreed to reimburse the Company in the future for remaining lease and depreciation costs at the Blue Earth facility which, on a net present value basis, approximate the closure costs associated with the Washington facility.

Divestitures

The Company sold three former Chiquita Processed Foods plants and related assets to Lakeside Foods, Inc. on June 17, 2003. The Company sold one additional plant of Chiquita Processed Foods and related assets to Lakeside Foods, Inc. on August 6, 2003. The aforementioned divestitures to Lakeside Foods generated $46.0 million in cash proceeds, which was used to pay down debt. The Company sold additional plant locations and related assets that were previously closed by Chiquita Processed Foods and designated as assets held for sale during 2005 and 2004, generating $1.6 million and $2.5 million, respectively in additional proceeds used for debt repayment.

Liquidity and Capital Resources

The Company's primary cash requirements are to make payments on our debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts under our revolving credit facility are our primary sources of liquidity.

Revolving Credit Facility

On May 27, 2003, in connection with the Acquisition, the Company entered into a $200.0 million five-year floating rate secured revolving credit facility (the "Revolver") with several lenders, under which $118.2 million was initially borrowed. As of March 31, 2005, the outstanding balance on the Revolver was $60.7 million. In order to maintain availability of funds under the facility, we pay a commitment fee on the unused portion of the Revolver. The Revolver is used to fund our seasonal working capital needs, which are affected by the growing cycles of the vegetables we process. The vast majority of vegetable inventories are produced during the harvesting and packing months of May through October and depleted through the remaining six months. Accordingly, our need to draw on the Revolver may fluctuate significantly throughout the year. As a result of the additional liquidity generated by the aforementioned divestitures, the Company provided notice to its bank lenders during the first quarter in 2005 of its intention to reduce the revolving credit facility from $200.0 million to $150.0 million. Correspondingly, the Company took a non-cash charge of $0.5 million reflecting the write-down of the pro-rata amount of deferred financing costs, which is included in Other Income (net) in the Consolidated Statements of Net Earnings. During the fourth quarter of 2005, the Company provided notice to its bank lenders of its intention to further reduce the revolving credit facility from $150.0 million to $125.0 million and took a non-cash charge of $0.2 million reflecting the write-down of the corresponding pro-rata amount of deferred financing costs, which is included in Other Income (net) in the Consolidated Statements of Net Earnings. Subsequent to 2005 year end, the Company and its lenders extended the term of the Revolver for an additional year with a final maturity date of May 27, 2009.

We believe that cash flows from operations and availability under our Revolver will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Long-Term Debt

On June 24, 2004, the Company issued a mortgage to GE Capital for $8.0 million with an interest rate of 6.35% and a term of 15 years. The proceeds were used to finance new warehouse construction in Janesville and Cambria, Wisconsin. The Company did not issue any other significant long-term debt in 2005. During 2004, the Company refinanced $42.5 million of debt outstanding under the revolving credit facility with new term debt from John Hancock Life Insurance Company. At issuance, the John Hancock note totaled $75.0 million and included the refinance of $32.5 million in existing John Hancock debt. The John Hancock note has a fixed interest rate of 8.03%, a fifteen-year amortization and a ten-year term.

The Company has two major long-term debt instruments: 1) a $70.9 million secured note payable to John Hancock Life Insurance Company, with an interest rate of 8.03%, which is due through 2014; and 2) a $46.6 million secured nonrecourse note payable to GMOI, with an interest rate of 8%, which is due through 2010.

At March 31, 2005, scheduled maturities of long-term debt in each of the five succeeding fiscal years are as follows (in thousands):

                                  2006      $14,896
                                  2007        9,101
                                  2008        8,956
                                  2009        9,151
                                  2010       38,110

Restrictive Covenants

Our credit facilities contain covenants that restrict our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. Our credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. We are in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2005. The most restrictive financial covenant in the credit agreements is the minimum fixed charge coverage ratio.

Capital Expenditures

Capital expenditures in 2005 totaled $14.4 million and include $7.4 million of construction costs for three warehouse expansion projects in Geneva, New York, Janesville, Wisconsin, and Cambria, Wisconsin together with equipment replacement and cost saving projects. Capital expenditures in 2004 totaled $23.1 million and include $7.2 million of construction in progress on warehouse expansion projects in Janesville and Cambria plus equipment replacement and other improvements, and economic return and cost saving projects. The total cost of the Geneva, Janesville and Cambria warehouse projects over the two years was $14.8 million.

Inventories

In 2005, inventories increased by $24.2 million primarily reflecting the effect of unit cost increases for key commodity inputs including steel and energy. In 2004, inventories increased by $125.5 million primarily reflecting the effect of seasonal production from the eight plants acquired in the CPF acquisition. Inventories consist primarily of finished canned vegetable products and raw materials and supplies including cans and ends.

Critical Accounting Policies

During the year ended 2005, the Company sold for cash, on a bill and hold basis, $176.5 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. In addition, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified Green Giant finished goods inventory.

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

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are recognized when the carrying value of an asset exceeds its fair value.

Obligations and Commitments

As of March 31, 2005, the Company is obligated to make cash payments in connection with our capital leases, debt, and operating leases. The effect of these obligations and commitments on our liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require termination or severance payments as part of any early termination.

                                               Contractual Obligations
                                                     March 31, 2005
                                                                                                    2011
                                     2006              2007-8                2009-10             and beyond
                                     ----------------------------------------------------------------------

Long-term debt                    $14,896             $18,057                $47,261                $83,001
Interest                           14,019              25,513                 19,850                 33,752
Notes payable                           -                   -                 60,733                      -
Operating lease obligations        18,415              27,922                 18,888                 15,049
Pension                                 -               2,009                  2,331                  7,371
Purchase commitments              122,466                   -                      -                      -
Capital lease obligations             775               1,527                  1,105                  3,175
                                 --------------------------------------------------------------------------
Total                            $170,571             $75,028               $150,168               $142,348
                                 --------------------------------------------------------------------------


We have no material off-balance sheet debt or other unrecorded obligations other than the items noted in the above table.

Standby Letters of Credit

We have standby letters of credit for certain insurance-related requirements and capital leases. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2005, we had $6.2 million in outstanding standby letters of credit.

Cash Flows

In 2005, our cash and cash equivalents increased by $0.6 million, which is primarily due to the net impact of $18.0 million provided by operating activities, $8.2 million used in investing activities, and $9.2 million used by financing activities.

Operating Activities

Cash provided by operating activities increased to $18.0 million in 2005 from $1.6 million in 2004. The increase is primarily a function of the negative cash flow impact in 2004 associated with the inventory increase related to the CPF acquisition partially offset by lower operating earnings in 2005. The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The vast majority of the inventories are produced during the packing months, from May through October, and then depleted during the remaining six months. Cash flow from operating activities is one of our main sources of liquidity.

Cash provided by operating activities decreased from $68.8 million in 2003 to $1.6 million in 2004. The decrease reflects higher inventory balances associated with the seasonal production from the eight plants acquired in the CPF acquisition, which were primarily funded through the issuance of debt.

Investing Activities

Cash used in investing activities was $8.2 million in 2005, principally reflecting capital expenditures partially offset by $6.2 million in proceeds from the sale of assets including $4.6 million from the sale of Class B Common Stock of Moog Inc. Capital expenditures aggregated $14.4 million in 2005 versus $23.1 million in 2004. Capital expenditures were unusually high in 2004 reflecting a significant number of equipment upgrades and other improvements in connection with the CPF acquisition. Capital expenditures in 2005 and 2004 included $7.4 million and $7.2 million, respectively for warehouse expansion projects. This included the completion of the Janesville and Cambria, Wisconsin projects started in 2004 and a Geneva, New York warehouse expansion.

Cash used in investing activities was $85.9 million for 2004, primarily reflecting the cash requirements of the CPF acquisition partially offset by proceeds from the sale of assets primarily involving the divestiture of four plants to Lakeside Foods. Capital expenditures aggregated $23.1 million in 2004 versus $6.8 million in 2003. The increase is primarily attributable to equipment replacement and other improvements at the former CPF locations together with $7.2 million of construction in progress on two warehouse expansion projects in Janesville and Cambria, Wisconsin.

Cash used in investing activities was $6.2 million in 2003, principally reflecting capital expenditures.

Financing Activities

Cash used in financing activities was $9.2 million in 2005 principally consisting of the repayment of $21.9 million in long-term debt partially offset by the $9.1 million in proceeds from long-term debt.

Cash provided by financing activities was $23.9 million in 2004. During 2004, we borrowed cash to fund the CPF acquisition. Cash used in financing activities was $22.6 million in 2003 principally reflecting debt repayment.

RESULTS OF OPERATIONS

Fiscal 2005 versus Fiscal 2004


Classes of similar
products/services:                 2005                2004                2003
-------------------------------------------------------------------------------
                                                 (In thousands)
Net Sales:
GMOI                           $ 225,527           $ 247,992           $ 252,059
Canned vegetables                581,486             586,594             328,907
Frozen vegetables                 28,304              29,410              30,422
Fruit and chip products           16,674              15,347              20,784
Other                             12,283              11,507              12,207
--------------------------------------------------------------------------------
                               $ 864,274           $ 890,850           $ 644,379
================================================================================


Net sales for fiscal 2005 decreased $26.6 million, or 3%, from $890.9 million to $864.3 million. The decrease primarily reflects a planned reduction of $22.5 million in GMOI production which was exacerbated by the poor sweet corn growing conditions in the summer of 2004. In addition, we experienced a planned reduction of $15.0 million in canned vegetable co-pack volume reflecting a strategic decision by the Company to exit certain unprofitable co-pack business. Although 2004 included only 10 months of CPF acquisition-related sales activity, the sales retention rate from the acquisition was higher in 2004, reflecting volume associated with plants that were ultimately divested to Lakeside Foods.

Cost of product sold as a percentage of sales increased from 92.2% in 2004 to 92.6% in 2005. The increase in the percentage of the cost of product sold reflects higher production costs in fiscal 2005 associated with unfavorable manufacturing variances principally the result of commodity inflation in key inputs such as steel, natural gas, and fuel. In addition, last summer and fall, we experienced a difficult growing season due to lower average temperatures in August which impacted crop yields, plant recovery rates and further resulted in certain contracted raw produce being unable to be harvested. The cost of implementing the Sarbanes-Oxley Act of 2002, which totaled $2.5 million in 2005, was also a significant factor in the cost increase. Furthermore, the cost of a product recall, initiated in the second quarter of 2005, amounted to $1.4 million. Finally, we were unable to fully pass along those higher costs to our customers, since many of our customer contracts are semi-annual and annual in nature.

Selling, general and administrative expense remained at 3.7% of sales, as the negative impact of the sales reduction was offset by effective expense control.

Interest expense increased from $16.1 million in 2004 to $16.6 million in 2005 primarily reflecting a full year of acquisition-related debt in 2005.

Plant restructuring costs were $7.7 million in 2005 primarily involving the closure of three processing facilities which are detailed in the Restructuring Program section above. As a result of the CPF acquisition, the Company was able to complete some plant consolidations which will result in substantial savings by moving the volumes into other plants with minimal capital investment.

Other income of $3.8 million in 2005 reflects the gain on the sale of Moog Inc. stock of $3.9 million and the sale of certain fixed assets of $0.6 million. This was partially offset by a non-cash charge of $0.7 million reflecting the write-down of deferred financing costs associated with the reduction of the Revolver from $200 million to $125 million. Other income of $0.2 million in 2004 reflects the gain on the sale of certain fixed assets.

As a result of the above factors, pre-tax earnings decreased from $20.5 million in 2004 to $12.0 million in 2005. The effective tax rate was 34.3% in 2005 and 37.0% in 2004. The 2005 effective tax rate reduction is a result of the reversal of certain tax reserves which were no longer required.

Fiscal 2004 versus Fiscal 2003

Net sales for fiscal 2004 increased $246.5 million, or 38%, from $644.4 million to $890.9 million. The increase reflects ten months of operating activity related to the CPF acquisition which resulted in a 35% increase in vegetable unit volume.

Cost of product sold as a percentage of sales increased from 91.6% in 2003 to 92.2% in 2004. The increase in the percentage of the cost of product sold reflects higher production costs in fiscal 2004 associated with unfavorable manufacturing variances principally the result of drought conditions in the Midwest growing areas and extreme heat in the Northwest growing areas, followed by an early killing frost which included the late-season growing areas of Illinois. The drought and hot weather conditions impacted crop yields, plant recovery rates and further resulted in the bunching of crop maturities whereby certain contracted raw produce was unable to be harvested. Although we were able to increase selling prices over the second half of the fiscal year, the effect of these increases was more than offset by the higher manufacturing costs.

Selling, General and Administrative expense increased as a percentage of sales from 3.3% to 3.7% due in large part to the fact that GMOI sales do not involve selling expense and GMOI sales decreased as a percentage of total sales from 39.1% in 2003 to 27.8% in 2004. In addition, outside warehousing expense increased in connection with the CPF acquisition.

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

Recently Issued Accounting Standards

Recently issued accounting standards have been considered by the Company and are not expected to have a material effect on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses bank lines of credit with variable interest rates to finance seasonal working capital requirements. The Company maintains $5.2 million in cash equivalents as of March 31, 2005. Long-term debt represents secured and unsecured notes and debentures, certain notes payable to insurance companies used to finance long-term investments such as business acquisitions, and capital lease obligations. Long-term debt bears interest at fixed and variable rates. With $80.5 million in average variable rate debt, a 1% change in interest rates would have an $805 thousand effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and sinking fund requirements and related weighted-average interest rates by expected maturity date. Weighted-average interest rates on variable-rate debt are based on rates as of March 31, 2005.

Commodity Risk

The materials that the Company uses, such as vegetables, steel and packaging materials are commodities that may experience price volatility caused by external factors including market fluctuations, availability, currency fluctuations and changes in governmental regulations and agricultural programs. In light of the recent volatility in steel pricing, a 5% change in steel unit costs would equate to a $3.1 million cost impact. These events can result in reduced supplies of these materials, higher supply costs or interruptions in our production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease.

         Interest Rate Sensitivity of Long-Term Debt, Short-Term Debt and Short-Term Investments
                                 March 31, 2005
                                 (In Thousands)

                                                 EXPECTED MATURITY DATE
                        --------------------------------------------------------------------------------
                                                                                                               Total /     Estimated
                                                                                                              Weighted       Fair
                                2006          2007         2008        2009         2010      Thereafter      Average        Value
-------------------------- ------------- ------------- ------------ ------------ ------------ ------------ -------------- ----------

Fixed-rate L/T debt:
   Principal cash flows       $15,221       $9,446       $ 9,326   $  9,541    $    38,525     $63,246       $145,305     $  140,516
   Average interest rate         7.36%        6.88%         7.10%      7.10%          7.85%       7.71%          7.55%             -
Variable-rate L/T debt:
   Principal cash flows     $    450      $    454     $     358    $   150      $    150     $22,929      $   24,491     $   24,491
   Average interest rate         2.09%        2.08%         2.25%       3.37%         3.25%       3.25%          3.17%             -
Average variable-rate S/T debt:
   Principal cash flows                                                                                    $   55,996     $   55,996
   Average interest rate                                                                                         3.70%             -
Short-term investments:
   Average balance                                                                                         $      284     $      284
   Average interest rate                                                                                         1.95%             -


Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)


Years ended March 31,                                                              2005             2004              2003
--------------------------------------------------------------------------------------------------------------------------


Net sales                                                                      $864,274         $890,850          $644,379

--------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
   Cost of product sold                                                         800,002          821,604           590,079
   Selling, general, and administrative expense                                  31,726           32,770            21,265
   Plant restructuring                                                            7,678                -                 -
                                                                        ---------------  ----------------- ---------------
   Total Costs and Expenses                                                     839,406          854,374           611,344
                                                                        ---------------  ---------------   ---------------

Operating income                                                                 24,868           36,476            33,035
Other (income) expense, net                                                      (3,757)           (207)             4,719
Interest expense, net of interest income of
   $102, $395, and $834, respectively                                            16,592           16,135            13,757
--------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                     12,033           20,548            14,559
Income taxes                                                                      4,126            7,607             5,509
                                                                        --------------------------------------------------
   Net earnings                                                                $  7,907         $ 12,941          $  9,050
==========================================================================================================================


   Basic earnings per common share                                             $    .71         $   1.18          $    .89
==========================================================================================================================

   Diluted earnings per common share                                           $    .70         $   1.17          $    .88
==========================================================================================================================

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,                                                                                                   2005                2004
------------------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets:


   Cash and cash equivalents                                                                           $   5,179           $   4,570
   Marketable securities                                                                                       -               4,465
   Accounts receivable, less allowance for doubtful accounts

     of $625 and $945, respectively                                                                       43,664              46,180
   Inventories:
     Finished products                                                                                   209,874             202,573
     In process                                                                                           17,168              15,365
     Raw materials and supplies                                                                           67,428              52,345
   Deferred income taxes                                                                                   5,669               6,615
   Assets held for sale                                                                                    1,451               2,931
   Refundable income taxes                                                                                 1,199                 451
   Prepaid expenses                                                                                        7,192              12,098
                                                                                               -------------------------------------
       Total Current Assets                                                                              358,824             347,593
------------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                                               2,381               4,403
Property, Plant, and Equipment:
   Land                                                                                                    9,981               9,222
   Building                                                                                              122,644             112,061
   Equipment                                                                                             296,512             313,494
                                                                                               -------------------------------------
                                                                                                         429,137             434,777
Less accumulated depreciation and amortization                                                           265,847             252,870
                                                                                               -------------------------------------
       Net Property, Plant, and Equipment                                                                163,290             181,907
------------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                                $   524,495            $533,903
====================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                                       $  60,733           $  58,395
   Accounts payable                                                                                       38,719              37,362
   Accrued expenses                                                                                       38,271              42,553
   Current portion of long-term debt and capital lease obligations                                        15,671              21,519
                                                                                               -------------------------------------
     Total Current Liabilities                                                                           153,394             159,829
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                                                           148,318             154,428
Capital Lease Obligations                                                                                  5,807               6,559
Other Liabilities                                                                                         10,042               7,790
Deferred Income Taxes                                                                                     11,125              15,048
                                                                                               -------------------------------------
       Total Liabilities                                                                                 328,686             343,654
------------------------------------------------------------------------------------------------------------------------------------
Commitments and other contingencies (Note 14)
Stockholders' Equity:
   Preferred stock                                                                                        56,335              56,338
   Common stock                                                                                            2,859               2,859
                                                                                               -------------------------------------
     Total Capital Stock                                                                                  59,194              59,197
   Additional paid-in capital                                                                             15,992              15,989
   Accumulated other comprehensive income                                                                      -               2,324
   Retained earnings                                                                                     120,623             112,739
                                                                                               -------------------------------------
       Total Stockholders' Equity                                                                        195,809             190,249
------------------------------------------------------------------------------------------------------------------------------------
         Total Liabilities and Stockholders' Equity                                                    $ 524,495            $533,903
-----------------------------------------------------------------------------------------------=====================================


See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)


Years ended March 31,                                                                   2005             2004              2003
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net earnings                                                                     $   7,907        $  12,941          $ 9,050
   Adjustments to reconcile net earnings to
     net cash provided by operations:
       Depreciation and amortization                                                   29,178           29,393           22,597
       Deferred income taxes                                                           (1,552)           1,107            3,520
       Gain on the sale of assets                                                      (4,469)            (207)               -
       Impairment provision and other expenses                                          5,673                -            4,719
       Changes in operating assets and liabilities:
         Accounts receivable                                                            2,516            9,991              236
         Inventories                                                                  (24,187)         (41,122)          40,186
         Prepaid expenses                                                               4,906          (10,782)            (892)
         Accounts payable, accrued expenses, and other liabilities                     (1,218)          (1,686)         (11,588)
         Income taxes                                                                    (748)           1,987              942
                                                                               ------------------------------------------------
       Net cash provided by operations                                                 18,006            1,622           68,770
-------------------------------------------------------------------------------------------------------------------------------


Cash flows from investing activities:
   Additions to property, plant, and equipment                                        (14,415)         (23,109)          (6,832)
   Proceeds from the sale of assets                                                     6,233           48,808              677
   Acquisition                                                                             -          (114,172)               -
   Cash received from acquisition                                                           -            2,560                -
                                                                               ------------------------------------------------
       Net cash used in investing activities                                           (8,182)         (85,913)          (6,155)
-------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Borrowings on notes payable                                                        285,425          396,568                -
   Payments on notes payable                                                         (283,087)        (363,548)               -
   Payments of long-term debt and capital lease obligations                           (21,856)         (51,903)         (22,834)
   Proceeds from issuance of long-term debt                                             9,146           42,562              235
   Other assets                                                                         1,180              221               18
   Preferred dividends paid                                                               (23)             (23)             (23)
                                                                               ------------------------------------------------

       Net cash (used in) provided by financing activities                             (9,215)          23,877          (22,604)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      609          (60,414)          40,011
Cash and cash equivalents, beginning of year                                            4,570           64,984           24,973
                                                                               ------------------------------------------------
Cash and cash equivalents, end of year                                               $  5,179      $     4,570          $64,984
===============================================================================================================================

Supplemental disclosures of cash flow information: Cash paid during the year for:
     Interest                                                                        $ 16,973      $    15,023         $ 15,122
     Income taxes                                                                       6,425            5,768            2,025
Supplemental information of non-cash investing and financing activities:
     $16.1 million of Preferred Stock was issued in partial consideration for the CPF acquisition in 2004. The Company assumed $9.1 million of long-term debt related to the CPF acquisition.
===============================================================================================================================

See notes to consolidated financial statements.


Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
                                              Preferred Stock
                      --------------------------------------------------------------
                                 6%             10%
                     Cumulative Par  Cumulative Par   Participating   Participating
                         Value $.25     Value $.025 Convertible Par Convertible Par          Class A         Class B   Additional
                    Callable at Par     Convertible           Value           Value     Common Stock    Common Stock      Paid-In
                             Voting          Voting           $.025           $.025   Par Value $.25  Par Value $.25      Capital
------------------------------------------------------------------------------------------------------------------------------------

Shares authorized           200,000       1,400,000         967,742       4,166,667       20,000,000      10,000,000
=====================================================================================================================
Shares issued and outstanding:
---------------------------------------------------------------------------------------------------------------------
    March 31, 2002          200,000         807,240              --       3,485,506        3,908,470       2,764,005
---------------------------------------------------------------------------------------------------------------------
    March 31, 2003          200,000         807,240         967,742       3,443,596        3,950,380       2,764,005
---------------------------------------------------------------------------------------------------------------------
    March 31, 2005          200,000         807,240         967,742       3,443,359        3,951,717       2,762,905
---------------------------------------------------------------------------------------------------------------------
Balance March 31, 2002          $50            $ 20        $     --         $42,605             $956          $1,871      $13,619
   Net earnings                  --              --              --              --               --              --           --
   Cash dividends paid
     on preferred stock          --              --              --              --               --              --           --
   Preferred stock conversion    --              --              --          (1,019)              22              --          997
   Minimum pension liability     --              --              --              --               --              --           --
   Net unrealized gain on
     investments                 --              --              --              --               --              --           --
------------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2003           50              20              --          41,586              978           1,871       14,616


   Net earnings                  --              --              --              --               --              --           --
   Cash dividends paid
     on preferred stock          --              --              --              --               --              --           --
   Preferred stock conversion    --              --              --            (500)              10              --          490
   Preferred stock issued        --              --          15,000              --               --              --        1,065
   Minimum pension liability
   (net of tax $477)             --              --              --              --               --              --           --
   Preferred stock adjustment    --             182              --              --               --              --         (182)
   Net unrealized gain on
     investments
     (net of tax $658)           --              --              --              --               --              --           --
------------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2004           50             202          15,000          41,086              988           1,871       15,989


   Net earnings                  --              --              --              --               --              --           --
   Cash dividends paid
     on preferred stock          --              --              --              --               --              --           --
   Preferred stock conversion    --              --              --              (3)              --              --            3
   Net unrealized gain on
     investments (net of
     tax of $16)                 --              --              --              --               --              --           --
   Net reclassification of
     accumulated other
     comprehensive income
     (net of tax $1,160)         --              --              --              --               --              --           --
------------------------------------------------------------------------------------------------------------------------------------
Balance March 31, 2005          $50            $202         $15,000         $41,083             $988          $1,871      $15,992
====================================================================================================================================

See notes to consolidated financial statements.

                         Accumulated
                               Other
                       Comprehensive    Retained     Comprehensive
                              Income    Earnings            Income
------------------------------------------------------------------
Balance March 31, 2002        $1,208    $90,794
   Net earnings                   --      9,050       $    9,050
   Cash dividends paid
     on preferred stock           --        (23)              --
   Preferred stock conversion     --         --               --
   Minimum pension liability    (778)        --             (778)
   Net unrealized gain on
     investments                  (8)        --               (8)
----------------------------------------------------------------
Balance March 31, 2003            422    99,821        $   8,264
                                                        ========

   Net earnings                    --    12,941         $ 12,941
   Cash dividends paid
     on preferred stock            --       (23)              --
   Preferred stock conversion      --        --               --
   Preferred stock issued          --        --               --
   Minimum pension liability
   (net of tax $477)              778        --              778
   Preferred stock adjustment      --        --               --
   Net unrealized gain on
     investments
     (net of tax $658)          1,124        --            1,124
----------------------------------------------------------------
Balance March 31, 2004          2,324   112,739         $ 14,843
                                                        ========

   Net earnings                    --     7,907         $  7,907
   Cash dividends paid
     on preferred stock            --       (23)              --
   Preferred stock conversion      --        --               --
   Net unrealized gain on
     investments (net of
     tax of $16)                   32        --               32
   Net reclassification of
     accumulated other
     comprehensive income
     (net of tax $1,160)       (2,356)       --           (2,356)
----------------------------------------------------------------
Balance March 31, 2005       $     --  $120,623           $5,583
================================================================


Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - The Company conducts its business almost entirely in food processing, operating 27 plants and warehouses in seven states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

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

Earnings per Common Share

The Company has two classes of convertible preferred stock which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock must be calculated using the "two-class" method by dividing the earnings allocated to common stockholders by the weighted average of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing earnings allocated to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the "if-converted" method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Years ended March 31,                                         2005         2004         2003
--------------------------------------------------------------------------------------------
                                                         (In thousands, except share amounts)

Basic

Net earnings                                          $     7,907   $    12,941   $     9,050
Deduct preferred stock dividends paid                          23            23            23
                                                      ---------------------------------------

Undistributed earnings                                      7,884        12,918         9,027
Earnings allocated to participating preferred               3,126         5,035         3,164
                                                      ---------------------------------------
Earnings allocated to common shareholders             $     4,758   $     7,883   $     5,863
                                                      =======================================
Weighted average common shares outstanding                  6,714         6,691         6,597
                                                      =======================================
Basis earnings per common share                       $       .71   $      1.18   $       .89
                                                      =======================================

Diluted

Earnings allocated to common shareholders             $     4,758   $     7,883   $     5,863
Add dividends on convertible preferred stock                   20            20            20
                                                      ---------------------------------------
Earnings applicable to common stock on a diluted
  basis                                               $     4,778   $     7,903   $     5,883
                                                      =======================================

Weighted average common shares outstanding-basic            6,714         6,691         6,597
Additional shares to be issued under full conversion
   of preferred stock                                          67            67            67
                                                      ---------------------------------------
Total shares for diluted                                    6,781         6,758         6,664
                                                      =======================================

Diluted earnings per common share                     $       .70   $      1.17   $       .88
                                                      =======================================

Depreciation - Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation and capital lease amortization was $28,503,000, $28,676,000, and $22,597,000 in 2005, 2004, and 2003, respectively. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. Impairment losses are recognized when the carrying value of an asset exceeds its fair value. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. There were $4,960,000 of impairment losses in 2005 that were included in Plant Restructuring (see Plant Restructuring, note 15). There were no impairment losses in 2004.
Impairment losses of $4,719,000 were recognized in 2003 and were included in Other (Income) Expense, net (see Other Income and Expense, note 11).

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

Recently Issued Accounting Standards - Recently issued accounting standards have been considered by the Company and are not expected to have a material effect on the Company's financial position or results of operations.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2.  Common Stock of Moog Inc.

During 2005, the Company sold its investment in the Common Stock of Moog Inc. The sale provided proceeds of $4,578,000 and a realized gain of $3,862,000. The Company's investment in the Class B Common Stock of Moog Inc. totaling $4,465,000 as of March 31, 2004 was included in marketable securities. The gross unrealized holding gains were $3,749,000 and $1,967,000 in 2004 and 2003, respectively.

3.  Lines of Credit

The Company obtains required short-term funds through bank borrowings. On May 27, 2003, in connection with the acquisition of CPF, the Company entered into a $200 million five-year floating rate secured revolving credit facility with various banks. During 2005, the Company provided its bank lenders with notice to reduce the revolving credit facility from $200 million to $125 million. Subsequent to 2005 year-end, the Company and its lenders extended the term of the revolver for an additional year with a final maturity date of May 27, 2009. As of March 31, 2005, the outstanding balance on the revolver was $60,733,000, with a weighted average interest rate of 4.56%, and is included in notes payable on the Consolidated Balance Sheet. The $125 million revolver is secured by accounts receivable and inventory with a carrying value of $338,134,000. There were $58,395,000 in bank borrowings under the revolver at March 31, 2004. The Company had $6,187,000 and $7,120,000 of outstanding standby letters of credit as of March 31, 2005 and 2004, respectively that reduce borrowing availability under the revolver.


4.  Long-Term Debt

                                                                                                               2005           2004
------------------------------------------------------------------------------------------------------- --------------------------
                                                                                                                   (In thousands)

Secured note payable to insurance company, 8.03%, due through 2014                                        $   70,862     $   73,675
Secured nonrecourse subordinated promissory note, 8.00%, due through 2010                                     46,583         50,208
Secured Industrial Revenue Development Bonds, 3.53% and 3.24% due through 2029                                22,630         22,630
Secured promissory note, 6.35% due through 2020                                                                7,782              -
Secured Industrial Revenue Development Bond, 5.69%, due through 2010                                           3,173          3,763
Unsecured Industrial Revenue Development Bond, 7.75%, due through 2006                                         3,000          3,000
Unsecured Industrial Revenue Development Bond, 8.50%, due through 2006                                         2,500          2,500
Secured notes payable to utility company, 3.00%, due through 2009                                              2,295          1,956
Secured note payable to insurance company, 10.78%, due through 2005                                                -         12,000
Other                                                                                                          4,389          5,468
                                                                                                        ------------    -----------

                                                                                                             163,214        175,200
Less current portion                                                                                          14,896         20,772
                                                                                                        ------------    -----------

                                                                                                          $  148,318     $  154,428
                                                                                                        ============    ===========


Our credit facilities contain covenants that restrict our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. Our credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. We are in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2005. The most restrictive financial covenant in the credit agreements is the minimum fixed charge coverage ratio.

As of March 31, 2005, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000 reduced by aggregate annual dividend payments totaling $23,000 which the Company presently pays on two outstanding classes of preferred stock.

The Company has five Industrial Revenue Bonds ("IRB's") totaling $23,680,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's. Other than the five IRB's above, the carrying value of assets pledged for secured debt including the $125 million revolver is $432,656,000.

Debt repayment requirements for the next five fiscal years are:


                                 (In thousands)
                              2006              $14,896
                              2007                9,101
                              2008                8,956
                              2009                9,151
                              2010               38,110



5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of limited obligation special revenue bonds, which bear interest rates from 1.42% to 4.75%. Other leases include non-cancelable operating leases expiring at various dates through 2025. Generally, operating leases provide for early purchase options one year prior to expiration.

Leased assets under capital leases consist of the following:

                                                                            2005              2004
                  --------------------------------------------------------------------------------
                                                                               (In thousands)



                  Land                                                   $    67           $    67
                  Buildings                                                1,033             1,033
                  Equipment                                               11,476            11,313
                                                                 ---------------------------------
                                                                          12,576            12,413
                  Less accumulated amortization                           10,651             9,372
                                                                 ---------------------------------
                                                                           1,925             3,041
                  Assets held for sale                                         -               340
                                                                 ---------------------------------
                                                                         $ 1,925           $ 3,381
                  ================================================================================

The following is a schedule by year of minimum payments due under leases as of March 31, 2005:

                                                                     Operating         Capital
                  ----------------------------------------------------------------------------
                                                                             (In thousands)

                  Years ending March 31:
                     2006                                              $18,415          $1,025
                     2007                                               15,160           1,025
                     2008                                               12,762             929
                     2009                                               10,066             719
                     2010                                                8,822             721
                     2011-2025                                          15,049           3,585
                                                                 -----------------------------
                     Total minimum payment required                    $80,274          $8,004
                  ============================================================

                  Less interest                                                          1,422
                                                                                --------------
                     Present value of minimum lease payments                             6,582
                  Amount due within one year                                               775
                                                                                --------------
                     Long-term capital lease obligations                                $5,807
                  ============================================================================

Rental  expense  in  2005,  2004,  and 2003 was  $23,059,000,  $20,538,000,  and
$13,077,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:


                                                         2005           2004           2003
                                                   ----------------------------------------
                                                                 (In thousands)

                       Current:
                         Federal                     $  4,489       $  4,938       $  1,529
                         State                          1,189          1,562            460
                                                   ----------------------------------------
                                                        5,678          6,500          1,989
                                                   ----------------------------------------

                       Deferred:
                         Federal                       (1,448)         1,009          3,150
                         State                           (104)            98            370
                                                   ----------------------------------------

                                                       (1,552)         1,107          3,520
                                                   ----------------------------------------
                         Total income taxes            $4,126       $  7,607       $  5,509
                                                   ========================================



A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                                         2005             2004            2003
                 -----------------------------------------------------------------------------


                 Computed (expected tax rate)            35.0%            35.0%           35.0%
                 State income taxes (net of
                   federal tax benefit)                   5.9              5.2             3.7
                 Reversal of tax reserves                (4.2)             -               -
                 Other permanent differences
                     not deductible                       1.7              1.1             0.4
                 Tax exempt income                         -              (0.7)           (1.5)
                 Other                                   (4.1)            (3.6)            0.2
                                                     -----------------------------------------
                 Effective tax rate                      34.3%            37.0%           37.8%
                 =============================================================================

The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of March 31, 2005 and 2004:

                                                                            2005               2004
                  ---------------------------------------------------------------------------------
                                                                             (In thousands)

                  Deferred tax liabilities:
                     Basis and depreciation difference                 $  14,178          $  15,608
                     Other comprehensive income                                -              1,425
                     Other                                                   142                309
                                                                -----------------------------------

                                                                          14,320             17,342
                                                                -----------------------------------


                  Deferred tax assets:
                     Inventory valuation                                     704              1,534
                     Net operating loss carryforwards                          -                 25
                     Employee benefits                                     2,667              2,697
                     Pension                                               3,028              2,142
                     Insurance                                             1,963              2,025
                     Deferred gain on sale/leaseback                         405                486
                     Severance                                                97                  -
                                                                -----------------------------------

                                                                           8,864              8,909
                                                                -----------------------------------

                      Net deferred tax liability                       $   5,456          $   8,433
                  =================================================================================


Net current deferred tax assets of $5,669,000 and $6,615,000 as of March 31, 2005 and 2004, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred tax liabilities of $11,125,000 and $15,048,000 as of March 31, 2005 and 2004, respectively.

7.  Stockholders' Equity

Preferred Stock - The Company has issued a class of preferred stock ("Participating Preferred Stock") which is convertible, and participating. There are 3,443,359 shares outstanding as of March 31, 2005. These shares are convertible immediately on a one-for-one basis into shares of Class A Common Stock subject to antidilution adjustments. There were no dividends on this class of stock. These shares have a liquidation value of $12 per share. This preferred stock has the right to receive dividends or distributions at a rate per share equal to the amount of any dividend or distribution declared or made to Class A Common Stock. In addition, this preferred stock has certain distribution rights upon liquidation.

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

The outstanding 10% cumulative, convertible, voting preferred stock consists of 407,240 Series A shares, convertible at the rate of one common share of Class A and Class B for every twenty preferred shares, and 400,000 Series B shares, which carry a one common share of Class A and Class B for thirty conversion rate. The Series A and B shares have a $.25 stated value and a $.025 par value. There are 2,633,333 shares authorized of Class A $.025 par value stock, which are unissued and undesignated. In addition, there are 30,000 shares of no par stock, which are also unissued and undesignated. The Company paid dividends totaling $20,181, or $.025 per share, to the holders of this 10% preferred stock for the years ended March 31, 2005 and 2004. The Company has 200,000 shares of 6%, cumulative, voting, $.25 stated value, preferred stock which is callable at par value of $.25 per share. The Company paid dividends totaling $3,000 or $.015 per share to the holders of this 6% preferred cumulative, $.25 par value, voting stock.

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

Unissued shares of common stock reserved for conversion privileges were 33,695 of Class A and Class B as of March 31, 2005 and 2004. Additionally, there were 3,443,359 and 3,443,596 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2005 and 2004, respectively.

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

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2005 and a statement of the funded status as of March 31, of 2005 and 2004:

                                                            2005          2004
                                                  ------------------------------
Change in Benefit Obligation                                  (In thousands)

Benefit obligation at beginning of year               $   66,991     $   41,369
Service cost                                               3,050          2,546
Interest cost                                              3,987          3,519
Actuarial gain                                             3,877          1,227
Acquisition                                                    -         20,821
Benefit payments and expenses                             (3,222)        (2,491)
-------------------------------------------------------------------------------

Benefit obligation at end of year                     $   74,683       $ 66,991
===============================================================================

Change in Plan Assets

Fair value of plan assets at beginning of year        $   59,687     $   28,781
Actual return on plan assets                               3,686         13,603
Employer contributions                                     2,821            241
Benefit payments and expenses                             (3,222)        (2,491)
Acquisition                                                    -         19,553
-------------------------------------------------------------------------------

Fair value of plan assets at end of year                 $62,972       $ 59,687
===============================================================================


Funded Status
Funded status at end of year                          $ (11,711)        $(7,304)
Unrecognized transition asset                            (1,885)         (2,161)
Unrecognized loss                                         6,336             963
-------------------------------------------------------------------------------
Accrued benefit cost                                  $  (7,260)      $  (8,502)
===============================================================================

The Plan holds the Company's common stock with a fair market value of $4,418,000.

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2005, 2004, and 2003:

                                                           2005                2004                2003
-------------------------------------------------------------------------------------------------------
                                                                        (In thousands)

Service cost                                           $  3,050            $  2,545            $  2,571
Interest cost                                             3,986               3,519               2,334
Expected return on plan assets                           (5,182)             (3,850)             (3,005)
Amortization of transition asset                           (276)               (276)               (276)
Amortization of net gain                                      -                 649                   -
Amortization of prior service cost                            -                   -                  31
-------------------------------------------------------------------------------------------------------

Net periodic benefit cost                              $  1,578            $  2,587            $  1,655
=======================================================================================================


The Plan's accumulated benefit obligation was $66,941,000 at March 31, 2005, and $60,929,000 at March 31, 2004.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation are shown in the following table:

                                                      2005                2004
------------------------------------------------------------------------------


   Discount rate                                      5.75%               6.00%
   Expected return on plan assets                     8.75%               8.75%
   Rate of compensation increase                      3.50%               3.50%


Plan Assets

                                                         Target                 Percentage of Plan
                                                       Allocation               Assets at March 31,
                                                           2006                2005                2004
-------------------------------------------------------------------------------------------------------

Plan Assets:
   Equity Securities*                                       99%                 99%                 99%
   Debt Securities                                           -                   -                   -
   Real Estate                                               -                   -                   -
   Cash                                                      1                   1                   1
------------------------------------------------------------------------------------------------------

     Total                                                 100%                100%                100%
=======================================================================================================


Expected Return on Plan Assets
The expected rate of return on Plan assets is 8.75%. Seneca Foods Corporation expects 8.75% to fall within the 40 to 50 percentile range of returns on investment portfolios with asset diversification similar to that of the pension plan's target asset allocation.

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

Cash Flows

Expected contributions for fiscal year ending March 31, 2006:
   Expected employer contributions                         $  -
   Expected employee contributions                            -

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31:

                         2006                   $  2,839
                         2007                      3,035
                         2008                      3,262
                         2009                      3,565
                         2010                      3,742
                         2011-2015                23,106


The Company has Employees' Savings Plans (401(k)) covering all employees who meet certain age entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $1,519,000, $1,708,000, and $605,000, in 2005, 2004, and 2003, respectively.

9.  Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments are summarized as follows:

                                                                                             2005                     2004
                                                                                    -----------------------------------------------
                                                                                   Carrying    Estimated     Carrying     Estimated
                                                                                     Amount   Fair Value       Amount    Fair Value
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       (In thousands)

Long-term debt, including current portion                                          $163,214     $159,211     $175,200      $175,850

Notes payable                                                                        60,733       60,733       58,395        58,395
Capital leases, including current portion                                             6,582        5,796        7,306         6,589
Class B Common Stock of Moog Inc.                                                         -            -        4,465         4,465

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

The Company's consolidated statement of net earnings for the year ended March 31, 2004 includes ten months of the CPF acquired operations. A pro forma income statement as if the operations were acquired at the beginning of the periods presented follows:

                                                            2004                2003
---------------------------------------------------------------------------------------
                                                                 (unaudited)

Net Sales                                                  $945,332            $945,217
----------------------------------------------------------------------------------------
Cost of Product Sold                                        872,534             874,797
Selling, General and Administrative                          37,075              27,144
Interest Expense (net)                                       16,985              18,209
Other Expense (net)                                           1,675               2,409
----------------------------------------------------------------------------------------
       Total Costs and Expenses                             928,269             922,559

Earnings Before Income Taxes                                 17,063              22,658
Income Taxes                                                  6,248               7,644
----------------------------------------------------------------------------------------
Net Earnings                                              $  10,815           $  15,014
========================================================================================
Basic Earnings Per Share                                  $    0.96           $    1.35
========================================================================================
Diluted Earnings Per Share                                $    0.96           $    1.35
========================================================================================

The Company sold three former Chiquita Processed Foods plants and related assets to Lakeside Foods, Inc. on June 17, 2003. The Company sold one additional former Chiquita Processed Foods plant and related assets to Lakeside Foods, Inc. on August 6, 2003. The aforementioned sales to Lakeside Foods generated $46 million in cash proceeds, which was used to pay down debt. The Company sold additional plant locations that were designated as assets held for sale during 2005 and 2004.

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
                                                     =========


11.  Other Income and Expense

Other income in 2005 consisted of a gain on the sale of Moog Inc. stock of $3,862,000 and a gain of the sale of certain fixed assets of $607,000. Other expenses included a $712,000 non-cash charge reflecting the write down of the corresponding pro-rata amount of deferred financing cost due to reducing the revolving credit facility from $200 million to $125 million.

Other income in 2004 consisted of a gain on the sale of certain fixed assets of $207,000.

Other expense in 2003 consisted of an impairment loss of $4,719,000.


12.  Concentrations

The Company sold $225,527,000,  $247,992,000 and $252,059,000, representing 26%,
28% and 39% of net sales, to one customer in 2005, 2004, and 2003, respectively.

The Company has six collective bargaining agreements with three union locals covering approximately 825 of its full time employees. The terms of these agreements result in wages and benefits which are substantially the same for comparable positions for the Company's non-union employees. Four collective bargaining agreements expire in calendar 2008. Two agreements expire in calendar 2006.

13.      Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely in the United States. The Company has an Alliance Agreement with General Mills Operations, Inc. (GMOI) whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name. GMOI continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2005, 2004, and 2003, the sale of Green Giant vegetables accounted for 26%, 28%, and 39% of net sales. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information":


Classes of similar products/services:                    2005                2004                2003
-------------------------------------------------------------------------------------------------------
                                                                        (In thousands)

Net Sales:
   GMOI                                              $  225,527          $  247,992          $  252,059
   Canned vegetables                                    581,486             586,594             328,907
   Frozen vegetables                                     28,304              29,410              30,422
   Fruit and chip products                               16,674              15,347              20,784
   Other                                                 12,283              11,507              12,207
-------------------------------------------------------------------------------------------------------
                                                     $  864,274          $  890,850          $  644,379
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

The Company is one of a number of business and local government entities which contributed waste materials to a landfill in Yates County in upstate New York, which was operated by a party unrelated to the Company primarily in the 1970's through the early 1980's. The Company's wastes were primarily food and juice products. The landfill contained some hazardous materials and was remediated by the State of New York. The New York Attorney General has advised the Company and other known non-governmental waste contributors that New York has sustained a total remediation cost of $4.9 million and seeks recovery of half that cost from the non-governmental waste contributors. The Company is one of four identified contributors who cooperatively are investigating the history of the landfill so as to identify and seek out other potentially responsible parties who are not defunct and are financially able to contribute to the non-governmental parties' reimbursement liability. Until that search is completed, the Company's liability cannot be definitively estimated. The Company does not believe that any ultimate settlement in excess of the amount accrued will have a material impact on its financial position or results of operations.

During 2004, various claims totaling approximately $3,211,000 were asserted by the Fleming Companies against the Company and a subsidiary acquired in 2003 in the Bankruptcy proceedings in the U.S. Bankruptcy Court for the District of Delaware for (i) receipt of allegedly preferential payments under the U.S. Bankruptcy Code ($1,292,000), (ii) receipt of alleged overpayments ($1,139,000) and (iii) amounts allegedly owing under various vendor promotional programs ($780,000). During 2005, the Company settled these claims for $399,000.

On June 15, 2004, an accident occurred at the Company's aircraft hangar located at the Yates County Airport in Penn Yan, New York. A collision occurred between an automobile owned by an employee of an aircraft service company doing contract work at the Company's hangar and two jet aircraft standing in the hangar. The incident caused minor damage to the hangar and one of the airplanes and substantial damage to the wing of the second airplane. A corporate customer of the Company's Flight Division shares ownership with the Company of the less-damaged aircraft and has sole ownership of the more-damaged aircraft. The Company does not believe that any ultimate settlement will have a material impact on its financial position or results of operations.

15.  Plant Restructuring

After a comprehensive review of our production capacities following the CPF acquisition in 2004, the Company completed a plant restructuring program in 2005 resulting in a restructuring charge of $7,678,000. The restructuring charge consisted of a non-cash impairment charge of $6,952,000 and a cash severance charge of $726,000 which are included in Plant Restructuring in the Consolidated Statements of Net Earnings. The Company used two methods to determine fair value: 1) no value was assigned to machinery and equipment that cannot be redeployed within the Company and where there is no ready market for the asset; and 2) quoted prices or prices for similar assets for real estate.

This restructuring program principally involved the closure of three processing facilities including a green bean plant in upstate New York and corn plants in Wisconsin and Washington. In addition, the Company restructured the newly acquired Payette, Idaho facility through the removal of canned meat production to focus exclusively on dry beans. The rationalization of the Company's productive capacity will: 1) improve the Company's overall cost structure and competitive position; 2) address the excess capacity situation arising from the acquisition of CPF; and 3) mitigate the effect of inflationary pressures on the Company's raw material inputs such as steel and fuel.

The closure of the Washington corn processing facility coincided with an amendment to the Alliance Agreement with GMOI. Under the above amendment, the Blue Earth, Minnesota facility was removed from the Alliance Agreement due to a reduction in GMOI volume requirements and will be operated by the Company as a non-Alliance facility. Additionally, GMOI agreed to reimburse the Company in the future for remaining lease and depreciation costs at the Blue Earth facility which, on a net present value basis, approximate the closure costs associated with the Washington facility.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2005:

                                                   Long-Lived
                                                        Asset                  Other
                                Severance             Charges                  Costs                 Total
                                ---------          ----------                  -----                 -----

Total expected
  restructuring charge               $726              $4,960                 $1,992                 $7,678
===========================================================================================================
Balance March 31, 2004                  -                   -                      -                      -
Second quarter charge
  to expense                          619                   -                      -                    619
Third quarter charge
  to expense                           94               3,798                  1,912                  5,804
Fourth quarter charge
  to expense                           13               1,162                     80                  1,255
Loss on disposal of
  assets                                -              (3,361)                     -                 (3,361)
Cash payments                        (470)                 -                       -                   (470)
-----------------------------------------------------------------------------------------------------------
Balance March 31, 2005               $256              $1,599                 $1,992                 $3,847
===========================================================================================================

In addition, $771,000 was charged to Cost of Product Sold in the second quarter of 2005 related to exiting a line of contract packing business.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Seneca Foods Corporation
Marion, New York


We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and Subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seneca Foods Corporation and Subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seneca Foods Corporation and its Subsidiaries' internal control over financial reporting as of March 31, 2005, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 10, 2005 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of internal control over financial reporting.


ERNST & YOUNG LLP
Buffalo, New York
June 10, 2005


================================================================================


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York


We have audited the accompanying consolidated statements of net earnings, stockholders' equity, and of cash flows of Seneca Foods Corporation and subsidiaries (the "Company") for the year ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Seneca Foods Corporation and subsidiaries for the year ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
Rochester, New York
May 21, 2003

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
3.9 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 288 and 279 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below:


                          Class A:                            2005                         2004
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $20.00       $17.92         $18.50       $16.20
                                       Second           18.81        18.25          19.30        17.30
                                       Third            19.00        18.00          21.50        19.00
                                       Fourth           18.75        16.75          21.97        18.00



                          Class B:                            2005                         2004
                                                      ------------------------------------------------
                                       Quarter          High          Low            High         Low
                                       ---------------------------------------------------------------

                                       First           $19.45       $18.25         $18.72       $16.85
                                       Second           18.95        17.65          19.55        17.52
                                       Third            19.10        18.25          22.88        19.05
                                       Fourth           18.75        16.99          22.25        18.25


As of March 31, 2005, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000 which the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings, capital requirements, operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                                                                 First           Second              Third            Fourth
---------------------------------------------------------------------------------------------------------------------------------
                                                                                  (In thousands, except per share data)

Year ended March 31, 2005:
Net sales                                                      $ 164,678         $ 220,375         $ 307,966         $ 171,255
Gross margin                                                      15,147            16,546            16,580            15,999
Net earnings                                                       4,502             2,445            (1,513)            2,473
Basic earnings per common share                                      .40               .22              (.14)              .23
Diluted earnings per common share                                    .40               .22              (.14)              .23

Year ended March 31, 2004:
Net sales                                                      $ 151,672         $ 248,610         $ 326,326         $ 164,242
Gross margin                                                      15,567            18,812            16,410            18,457
Net earnings                                                       3,672             3,910             1,887             3,472
Basic earnings per common share                                      .35               .35               .17               .31
Diluted earnings per common share                                    .35               .35               .17               .31


Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated. Significant adjustments recorded in the fourth quarter include a net impairment charge of $1.3 million and a reduction of the income tax provision of $571,000. During the fourth quarter, certain reclassifications were made between net sales, cost of sales and selling, general and administrative expense which changed previously reported quarterly amounts. There was no effect on previously reported net earnings.