Form 10-K, Exhibit 13
period 2006-03-31
SENECA FOODS CORP /NY/
filed 2006-06-14
CIK 88948


Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data)
 Years ended March 31,                                                     2006          2005        2004(a)      2003         2002
                                                                           ----          ----        ----         ----         ----

 Net sales                                                             $883,823      $864,274     $890,850    $644,379     $651,075

 Operating earnings before interest and other
   expense (income), net                                               $ 52,357     $  24,868     $ 36,476   $  33,035    $  20,406
 Net earnings                                                            21,993         7,907       12,941       9,050        1,140

 Basic earnings per common share                                           1.97           .71         1.18         .89          .11
 Diluted earnings per common share                                         1.96           .70         1.17         .88          .11

 Working capital                                                       $229,510      $205,430     $187,764    $172,382     $163,606
 Inventories                                                            307,292       294,470      270,283     141,649      181,835
 Net property, plant, and equipment                                     148,501       163,290      181,907     132,969      155,189
 Total assets                                                           523,666       524,495      533,903     379,540      403,576
 Long-term debt and capital lease
     obligations                                                        142,586       154,125      160,987     133,337      156,100
 Stockholders' equity                                                   217,779       195,809      190,249     159,364      151,123

 Additions to property, plant, and equipment                           $ 11,906     $  14,415     $ 23,109    $  6,832    $  13,423
 Interest expense, net                                                   15,784        16,592       16,135      13,757       17,441

 Net earnings/average equity                                               10.6%          4.1%         7.4%        5.8%         0.8%
 Earnings before taxes/sales                                                4.0%          1.4%         2.3%        2.3%         0.3%
 Net earnings/sales                                                         2.5%          0.9%         1.5%        1.4%         0.2%
 Long-term debt/equity                                                       65%           79%          85%         84%         103%
 Current ratio                                                            2.6:1         2.3:1        2.2:1       3.4:1        3.0:1

 Stockholders' equity per common share                                   $23.89     $   20.77   $    19.97  $    17.64   $    16.46
 Class A National Market System
     closing price range                                             21.00-15.51  20.00-16.75  21.97-16.20 18.75-10.75  14.75-11.50
 Class B National Market System
     closing price range                                             20.77-16.00  19.45-16.99  22.88-16.85 18.38-12.75  14.78-12.00
 Common cash dividends declared per share                                     -             -            -           -            -
 Price earnings ratio                                                      10.1          23.8         16.0        13.6         84.3

(a) The fiscal 2004 financial results include ten months of operating activity related to the Chiquita Processed Foods acquisition (See Note 2, Acquisition)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our Business

Seneca Foods is the world's leading producer and distributor of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets, certain export markets, the food service industry, and other food processors. Canned vegetables represent 88% of the Company's sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets; and a number three position in the branded canned vegetable market. Our Company also supplies canned and frozen vegetable products to General Mills Operations, Inc. ("GMOI") under an Alliance Agreement. In addition, our Company is the supplier of frozen vegetable products principally to the food service industry, and fruit and snack chip products principally serving retail markets and other food processors.

Currently, our business strategies are designed to maintain our market share and enhance our sales and margins and include: (1) position the Company as the low-cost, high quality producer of canned vegetables through the elimination of costs from our supply chain and investment in state-of-the-art production and logistical technology; (2) drive growth in earnings through the use of cash flow to de-leverage the balance sheet; and (3) focus on our growth segments to capitalize on their higher expected returns.

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

Restructuring

After a comprehensive review of our production capacities following the CPF acquisition, the Company completed a plant restructuring program in 2005 resulting in a restructuring charge of $7.7 million. The restructuring charge consisted of a non-cash impairment charge of $7.0 million and a cash severance charge of $0.7 million which are included in Plant Restructuring in the Consolidated Statement of Net Earnings. This restructuring program principally involved the closure of three processing facilities including a green bean plant in upstate New York and corn plants in Wisconsin and Washington. In addition, the Company restructured the newly acquired Payette, Idaho facility through the removal of canned meat production to focus exclusively on dry beans. The rationalization of the Company's productive capacity: 1) improved the Company's overall cost structure and competitive position; 2) addressed the excess capacity situation arising from the recent acquisition of CPF; and 3) mitigated the effect of inflationary pressures on the Company's raw material inputs such as steel and fuel. During 2006, the non-cash impairment charge was increased by $0.2 million related to the green bean plant in New York.

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

With the closure of the Washington corn processing facility in the fall of 2004, the Company's labeling and warehousing requirements at the Salem, Oregon leased distribution facility were dramatically reduced. In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1.8 million consisting of a provision for future lease payments of $1.3 million, a cash severance charge of $0.4 million, and a non-cash impairment charge of $0.1 million. The Company intends to use a portion of the facility for warehousing and will attempt to sublease the remaining unutilized portion of the facility until the February 2008 expiration of the lease.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. Fiscal 2006 asparagus sales to GMOI totaled $19.3 million. As fiscal 2006 represents the final year of operation for the Dayton, Washington facility, the Company and GMOI have negotiated a definitive agreement related to the closure of this facility. Under the terms of the agreement, any costs incurred by the Company related to the asparagus production prior to March 31, 2006 will be paid by GMOI. The Company shall retain ownership of the real estate associated with the Dayton facility. In addition, the manufacturing equipment of the Dayton facility shall either be conveyed to GMOI, redeployed by the Company, or salvaged. Lastly, GMOI reduced the principal balance of the secured subordinated promissory note by $0.5 million to $42.6 million, which represents the net book value of the equipment to be conveyed to GMOI or salvaged.

Divestitures

The Company sold three former Chiquita Processed Foods plants and related assets to Lakeside Foods, Inc. on June 17, 2003. The Company sold one additional plant of Chiquita Processed Foods and related assets to Lakeside Foods, Inc. on August 6, 2003. The aforementioned divestitures to Lakeside Foods generated $46.0 million in cash proceeds, which was used to pay down debt. The Company sold additional plant locations and related assets that were previously closed by Chiquita Processed Foods and designated as assets held for sale during 2005 and 2004, generating $1.6 million and $2.5 million, respectively, in additional proceeds used for debt repayment.

During 2006, the Company sold the previously closed corn processing facility in Washington for $0.5 million in cash and a $3.6 million note which carries an interest rate of 8% and is due in full on May 14, 2007. This note is secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $0.4 million of the gain was included in Other Expense (Income), net and an additional $2.8 million of the gain on this sale was deferred in Other Long-Term Liabilities.

During 2006, the Company sold a warehouse location in Oregon, which resulted in cash proceeds of $0.6 million and a pre-tax gain of $0.5 million. This gain was included in Other Expense (Income), net.

Liquidity and Capital Resources

The Company's primary cash requirements are to make payments on our debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts under our revolving credit facility are our primary sources of liquidity.

Revolving Credit Facility

On May 27, 2003, in connection with the Acquisition, the Company entered into a $200.0 million five-year floating rate secured revolving credit facility (the "Revolver") with several lenders, under which $118.2 million was initially borrowed. As of March 31, 2006, the outstanding balance on the Revolver was $57.0 million. In order to maintain availability of funds under the facility, we pay a commitment fee on the unused portion of the Revolver. The Revolver is used to fund our seasonal working capital needs, which are affected by the growing cycles of the vegetables we process. The vast majority of vegetable inventories are produced during the harvesting and packing months of June through November and depleted through the remaining six months. Accordingly, our need to draw on the Revolver may fluctuate significantly throughout the year. As a result of the additional liquidity generated by the aforementioned divestitures, the Company provided notice to its bank lenders in 2005 of its intention to reduce the Revolver from $200.0 million to $125.0 million. During 2006, the Company and its lenders extended the term of the Revolver for an additional year with a final maturity date of May 27, 2009 and the Company further reduced the Revolver from $125.0 million to $100.0 million. Subsequent to 2006 year-end, the Company and its lenders extended the term of the Revolver for an additional two years with a final maturity date of July 31, 2011.

We believe that cash flows from operations and availability under our Revolver will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Long-Term Debt

The Company has two major long-term debt instruments: 1) a $67.8 million secured note payable to John Hancock Life Insurance Company, with an interest rate of 8.03%, which is due through 2014; and 2) a $42.6 million secured note payable to GMOI, with an interest rate of 8%, which is due through 2010. The Company did not issue any significant long-term debt in 2006. During 2005, the Company issued a mortgage to GE Capital for $8.0 million with an interest rate of 6.35% and a term of 15 years. The proceeds were used to finance new warehouse construction in Janesville and Cambria, Wisconsin.

At March 31, 2006, scheduled maturities of long-term debt in each of the five succeeding fiscal years are as follows (in thousands):

                  2007                 $ 9,116
                  2008                   8,972
                  2009                   9,169
                  2010                  37,663
                  2011                   5,346
                  Thereafter            77,663

Restrictive Covenants

Our credit facilities contain covenants that restrict our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. Our credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. We are in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2006. The most restrictive financial covenant in the credit agreements is the minimum fixed charge coverage ratio.

Capital Expenditures

Capital expenditures in 2006 totaled $11.9 million and include a $2.3 million waste treatment expansion in the Midwest, equipment replacement and other improvements, and economic return and cost saving projects. Capital expenditures in 2005 totaled $14.4 million and include $7.4 million of construction costs for three warehouse expansion projects in Geneva, New York; Janesville, Wisconsin; and Cambria, Wisconsin together with equipment replacement and cost saving projects. The total cost of the Geneva, Janesville, and Cambria warehouse projects during 2005 and 2004 was $14.8 million.

Inventories

In 2006, inventories increased by $12.8 million primarily reflecting the effect of higher quantities on hand associated with the large harvest in the summer of 2005, partially offset by unit cost reductions. In 2005, inventories increased by $24.2 million primarily reflecting the effect of unit cost increases for key commodity inputs including steel and energy.

Critical Accounting Policies

During the year ended 2006, the Company sold for cash, on a bill and hold basis, $197.6 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. In addition, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified Green Giant finished goods inventory.

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

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant, and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are evaluated if the net present value of the cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value.

Obligations and Commitments

As of March 31, 2006, the Company is obligated to make cash payments in connection with our capital leases, debt, and operating leases. The effect of these obligations and commitments on our liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require termination or severance payments as part of any early termination.

                                Contractual Obligations
                                      March 31, 2006
                                                         2012
                           2007    2008-9    2010-11  and beyond
                       -----------------------------------------
Long-term debt         $  9,116  $ 18,141   $ 43,009   $ 77,663
Interest                 14,440    26,684     20,547     28,101
Notes payable               --         --        --      57,029
Operating lease
    obligations          18,689    29,575     20,833     12,113
Purchase commitments    105,266        --         --         --
Capital lease obligations   672       995        851      1,927
                       ----------------------------------------
Total                  $148,183  $ 75,395   $ 85,240   $176,833
                       ========================================

In addition, the Company's defined benefit plan has an unfunded pension liability of $14.6 million which is subject to certain actuarial assumptions.

Purchase commitments represent estimated payments to growers for crops during the 2006 season.

We have no material off-balance sheet debt or other unrecorded obligations other than the items noted above.

Standby Letters of Credit

We have standby letters of credit for certain insurance-related requirements and capital leases. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2006, we had $6.2 million in outstanding standby letters of credit.

Cash Flows

In 2006, our cash and cash equivalents increased by $0.9 million, which is due to the net impact of $31.8 million provided by operating activities, $10.7 million used in investing activities, and $20.2 million used by financing activities.

Operating Activities

Cash provided by operating activities increased to $31.8 million in 2006 from $18.0 million in 2005. The increase is primarily a function of higher operating earnings in 2006 and the lower inventory buildup in 2006 versus 2005. The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The vast majority of the inventories are produced during the packing months, from June through November, and then depleted during the remaining six months. Cash flow from operating activities is one of our main sources of liquidity.

Cash provided by operating activities increased to $18.0 million in 2005 from $1.6 million in 2004. The increase is primarily a function of the negative cash flow impact in 2004 associated with the inventory increase related to the CPF acquisition partially offset by lower operating earnings in 2005.

Investing Activities

Cash used in investing activities was $10.7 million in 2006, principally reflecting capital expenditures partially offset by $1.2 million in proceeds from the sale of certain fixed assets. Capital expenditures aggregated $11.9 million in 2006 versus $14.4 million in 2005. Capital expenditures in 2006 include a $2.3 million waste treatment expansion in the Midwest, equipment replacements and other improvements, and economic return and cost saving projects.

Cash used in investing activities was $8.2 million in 2005, principally reflecting capital expenditures partially offset by $6.2 million in proceeds from the sale of assets including $4.6 million from the sale of Class B Common Stock of Moog Inc. Capital expenditures aggregated $14.4 million in 2005 versus $23.1 million in 2004. Capital expenditures were unusually high in 2004 reflecting a significant number of equipment upgrades and other improvements in connection with the CPF acquisition. Capital expenditures in 2005 and 2004 included $7.4 million and $7.2 million, respectively, for warehouse expansion projects. This included the completion of the Janesville and Cambria, Wisconsin projects started in 2004 and a Geneva, New York warehouse expansion.

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

Financing Activities

Cash used in financing activities was $20.2 million in 2006 principally consisting of the repayment of $17.0 million in long-term debt and the repayment of $3.7 million in notes payable.

Cash used in financing activities was $9.2 million in 2005 principally consisting of the repayment of $21.9 million in long-term debt partially offset by the $9.1 million in proceeds from long-term debt. Cash provided by financing activities was $23.9 million in 2004. During 2004, we borrowed cash to fund the CPF acquisition.

RESULTS OF OPERATIONS

Fiscal 2006 versus Fiscal 2005

Classes of similar
products/services:                 2006        2005        2004
                                   ----       -----        ----
                                          (In thousands)
Net Sales:
GMOI                           $240,490    $225,527    $247,992
Canned vegetables               573,779     574,802     579,103
Frozen vegetables                29,464      28,304      29,410
Fruit and chip products          26,640      23,358      22,838
Other                            13,450      12,283      11,507
---------------------------------------------------------------
                               $883,823    $864,274    $890,850
===============================================================


Net sales for fiscal 2006 increased $19.5 million, or 2%, from $864.3 million to $883.8 million. The increase primarily reflects a $14.9 million increase in sales to GMOI associated with the favorable growing conditions in the summer of 2005 together with a $3.3 million increase in Fruit and Chip Product sales reflecting increased co-pack potato chip volume associated with improved market conditions.

Cost of product sold as a percentage of sales decreased from 92.6% in 2005 to 90.1% in 2006 primarily reflecting favorable manufacturing variances associated with the excellent growing season which drove improved crop yields and plant recovery rates. Furthermore, the Company's overall cost structure benefited from the closure of three processing facilities in connection with the plant restructuring program implemented in 2005.

Selling, general and administrative expense increased slightly from 3.7% of sales in 2005 to 3.8% in 2006 principally reflecting strategic initiatives undertaken in the information technology area.

Plant restructuring costs decreased from $7.7 million in 2005 to $1.9 million in 2006 and are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense decreased from $16.6 million in 2005 to $15.8 million in 2006 primarily reflecting the scheduled repayment of long-term debt in 2006.


Other expense of $1.1 million in 2006 primarily reflects the effect of a $1.9 million non-cash loss on the disposal of property, plant and equipment which was partially offset by a $1.0 million gain on the sale of certain fixed assets. Other income of $3.8 million in 2005 reflects the gain on the sale of Moog Inc. stock of $3.9 million and the gain on the sale of certain fixed assets of $0.6 million. This was partially offset by a non-cash charge of $0.7 million reflecting the write-down of deferred financing costs associated with the reduction of the Revolver from $200 million to $125 million.

As a result of the above factors, pre-tax earnings increased from $12.0 million in 2005 to $35.5 million in 2006. The effective tax rate was 38.0% in 2006 and 34.3% in 2005. The increase in the 2006 effective tax rate reflects the reversal of certain tax reserves in 2005 which were no longer required.

Fiscal 2005 versus Fiscal 2004

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

Cost of product sold as a percentage of sales increased from 92.2% in 2004 to 92.6% in 2005. The increase in the percentage of the cost of product sold reflects higher production costs in fiscal 2005 associated with unfavorable manufacturing variances principally the result of commodity inflation in key inputs such as steel, natural gas, and fuel. In addition, we experienced a difficult growing season in fiscal 2005 due to lower average temperatures in August which impacted crop yields, plant recovery rates and further resulted in certain contracted raw produce being unable to be harvested. The cost of complying with the Sarbanes-Oxley Act of 2002, which totaled $2.5 million in 2005, was also a significant factor in the cost increase. Furthermore, the cost of a product recall, initiated in the second quarter of 2005, amounted to $1.4 million. Finally, we were unable to fully pass along those higher costs to our customers, since many of our customer contracts are semi-annual and annual in nature.

Selling, general and administrative expense remained at 3.7% of sales, as the negative impact of the sales reduction was offset by effective expense control.

Plant restructuring costs were $7.7 million in 2005 primarily involving the closure of three processing facilities which are detailed in the Restructuring section above. As a result of the CPF acquisition, the Company was able to complete plant consolidations which will result in substantial savings by moving the volumes into other plants with minimal capital investment.

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

As a result of the above factors, pre-tax earnings decreased from $20.5 million in 2004 to $12.0 million in 2005. The effective tax rate was 34.3% in 2005 and 37.0% in 2004. The reduction in the 2005 effective tax reflects the reversal of certain tax reserves which were no longer required.

Recently Issued Accounting Standards

In May 2005, the FASB issued Statement of Accounting Standards No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and establishes retrospective application of a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of SFAS 154 will have a material effect on the Company's financial position or results of operations.

In November 2004, the FASB issued Statement of Accounting Standards No. 151, "Inventory Costs, and amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This statement amends the guidance in ARB No. 43, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criteria "so abnormal." In addition, this statement requires that allocation of fixed production overheads to cost of conversion be based on normal capacity of the production facilities. The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The Company's adoption of SFAS 151 is not expected to have a material impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance seasonal working capital requirements. The Company maintains $6.0 million in cash equivalents as of March 31, 2006. Long-term debt is used to finance long-term investments, such as business acquisitions, and principally consists of secured notes payable and capital lease obligations. Long-term debt bears interest at fixed and variable rates. With $88.8 million in average variable-rate debt, a 1% change in interest rates would have an $888 thousand effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2006. Weighted average interest rates on short-term variable-rate debt are based on average rates throughout fiscal 2006.

Commodity Risk

The materials that the Company uses, such as vegetables, steel, and packaging materials are commodities that may experience price volatility caused by external factors including market fluctuations, availability, currency fluctuations, and changes in governmental regulations and agricultural programs. These events can result in reduced supplies of these materials, higher supply costs, or interruptions in our production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. In light of the recent volatility in steel pricing, a 5% change in steel unit costs would equate to a $3.2 million cost impact.

The Company does not currently use derivative instruments to potentially alter its interest rate or commodity risks.


 Interest Rate Sensitivity of Long-Term Debt, Short-Term Debt, and Short-Term Investments
                                 March 31, 2006
                                 (In thousands)

                             EXPECTED MATURITY DATE
                                                                                                                 Total/    Estimated
                                                                                                               Weighted      Fair
                                   2007          2008         2009         2010        2011     Thereafter      Average      Value
                                   ----          ----         ----         ----        ----     ----------     --------    ---------

Fixed-rate L/T debt:
   Principal cash flows        $  9,638     $   9,416     $  9,420     $ 37,933    $  5,626      $ 56,810     $ 128,843    $ 125,010
   Average interest rate           6.69%         6.98%        7.14%        7.89%       7.89%         7.70%         7.55%          --
Variable-rate L/T debt:
   Principal cash flows        $    150     $     150     $    150     $    150    $    150      $  22,780    $  23,530    $  23,530
   Average interest rate           3.35%         3.35%        3.35%        3.35%       3.35%          3.35%        3.31%          --
Average variable-rate S/T debt:
   Principal cash flows                                                                                       $  65,227    $  65,227
   Average interest rate                                                                                           5.38%          --
Short-term investments:
   Average balance                                                                                            $      34    $      34
   Average interest rate                                                                                           3.93%          --



Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)
Years ended March 31,                                                              2006                  2005                  2004
------------------------------------------------------------------------------------------------------------------------------------

Net sales                                                                     $ 883,823             $ 864,274            $  890,850
-----------------------------------------------------------------------------------------------------------------------------------

Costs and expenses:
Cost of product sold                                                            796,224               800,002               821,604
    Selling, general, and administrative expense                                 33,322                31,726                32,770
    Plant restructuring                                                           1,920                 7,678                    --
                                                                             ------------------------------------------------------
      Total costs and expenses                                                  831,466               839,406               854,374
                                                                             ------------------------------------------------------
Operating income                                                                 52,357                24,868                36,476
Other expense (income), net                                                       1,115                (3,757)                 (207)
Interest expense, net of interest income of
  $286, $102, and $395, respectively                                             15,784                16,592                16,135
-----------------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                     35,458                12,033                20,548
Income taxes                                                                     13,465                 4,126                 7,607
                                                                             ------------------------------------------------------
    Net earnings                                                              $  21,993             $   7,907            $   12,941
===================================================================================================================================

    Basic earnings per common share                                           $    1.97             $     .71            $     1.18
===================================================================================================================================

    Diluted earnings per common share                                         $    1.96             $     .70            $     1.17
===================================================================================================================================

See notes to consolidated financial statements.


Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)
March 31,                                                                                  2006                                2005
-----------------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets:
   Cash and cash equivalents                                                            $ 6,046                            $  5,179
   Accounts receivable, less allowance for doubtful accounts
     of $445 and $625, respectively                                                      46,618                              43,664
   Inventories:
     Finished products                                                                  220,185                             209,874
     In process                                                                          22,012                              17,168
     Raw materials and supplies                                                          65,095                              67,428
   Deferred income taxes                                                                  6,426                               5,669
   Assets held for sale                                                                   1,369                               1,451
   Refundable income taxes                                                                   --                               1,199
   Prepaid expenses                                                                       2,141                               7,192
                                                                                      ---------------------------------------------
         Total Current Assets                                                           369,892                             358,824
-----------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                              5,273                               2,381
Property, Plant, and Equipment:
   Land                                                                                   9,945                               9,981
   Building                                                                             119,937                             122,644
   Equipment                                                                            275,667                             296,512
                                                                                      ---------------------------------------------
                                                                                        405,549                             429,137
Less accumulated depreciation and amortization                                          257,048                             265,847
                                                                                      ---------------------------------------------
        Net Property, Plant, and Equipment                                              148,501                             163,290
-----------------------------------------------------------------------------------------------------------------------------------
           Total Assets                                                                $523,666                            $524,495
===================================================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities:
   Notes payable                                                                      $  57,029                            $ 60,733
   Accounts payable                                                                      35,163                              38,719
   Accrued expenses                                                                      32,312                              38,271
   Current portion of long-term debt and capital lease obligations                        9,788                              15,671
   Income taxes                                                                           6,090                                   --
                                                                                      ----------------------------------------------
       Total Current Liabilities                                                        140,382                             153,394
-----------------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                                    138,813                             148,318
Capital lease obligations, less current portion                                           3,773                               5,807
Other liabilities                                                                        15,381                              10,042
Deferred income taxes                                                                     7,538                              11,125
                                                                                      ---------------------------------------------
   Total Liabilities                                                                    305,887                             328,686
-----------------------------------------------------------------------------------------------------------------------------------

Commitments and contingencies  (Note 14)
Stockholders' Equity:
   Preferred stock                                                                       54,486                              56,335
   Common stock                                                                           2,890                               2,859
                                                                                      ---------------------------------------------
     Total Capital Stock                                                                 57,376                              59,194
   Additional paid-in capital                                                            17,810                              15,992
   Retained earnings                                                                    142,593                             120,623
                                                                                      ---------------------------------------------
     Total Stockholders' Equity                                                         217,779                             195,809
-----------------------------------------------------------------------------------------------------------------------------------
 Total Liabilities and Stockholders' Equity                                            $523,666                            $524,495
====================================================================================================================================


Consolidated Statements of Cash Flows
Seneca Foods Corporation and Subsidiaries
(In thousands)
Years ended March 31,                                                             2006                  2005                   2004
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
     Net earnings                                                              $21,993            $    7,907              $  12,941
Adjustments to reconcile net earnings to
     net cash provided by operations:
       Depreciation and amortization                                            23,793                29,178                 29,393
       Deferred income tax provision (benefit)                                  (4,344)               (1,552)                 1,107
       Gain on the sale of assets                                                 (966)               (4,469)                  (207)
        Impairment provision and other expenses                                  2,081                 5,673                     --
        Changes in operating assets and liabilities:
          Accounts receivable                                                   (2,591)                2,516                  9,991
          Inventories                                                          (12,822)              (24,187)               (41,122)
          Prepaid expenses                                                       5,051                 4,906                (10,782)
          Accounts payable, accrued expenses,
           and other liabilities                                                (7,640)               (1,218)                (1,686)
          Income taxes                                                           7,289                  (748)                 1,987
                                                                                ---------------------------------------------------
            Net cash provided by operations                                     31,844                18,006                  1,622
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Additions to property, plant, and equipment                               (11,906)              (14,415)               (23,109)
     Proceeds from the sale of assets                                            1,215                 6,233                 48,808
     Business acquisition                                                           --                    --               (114,172)
     Cash received from business acquisition                                        --                    --                  2,560
                                                                           --------------------------------------------------------
       Net cash used in investing activities                                   (10,691)               (8,182)               (85,913)
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Borrowings on notes payable                                                 311,481               285,425                396,568
   Payments on notes payable                                                  (315,185)             (283,087)              (363,548)
   Payments of long-term debt and capital lease obligations                    (17,039)              (21,856)               (51,903)
     Proceeds from issuance of long-term debt                                      397                 9,146                 42,562
   Other assets                                                                     83                 1,180                    221
   Preferred dividends paid                                                        (23)                  (23)                   (23)
                                                                           ---------------------------------------------------------
       Net cash (used in) provided by financing activities                     (20,286)               (9,215)                23,877
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                               867                   609                (60,414)
Cash and cash equivalents, beginning of year                                     5,179                 4,570                 64,984
                                                                           --------------------------------------------------------
Cash and cash equivalents, end of year                                          $6,046              $  5,179              $   4,570
===================================================================================================================================

Supplemental disclosures of cash flow information: Cash paid during the year for:
     Interest                                                                  $15,260              $ 16,973              $  15,023
        Income taxes                                                            10,520                 6,425                  5,768
Supplemental information of non-cash investing and financing activities:
   $16.1 million of Preferred Stock was issued in partial consideration for the CPF acquisition in 2004. The Company assumed
   $9.1 million of long-term debt related to the CPF acquisition. The Company acquired a $3.6 million note receivable from the sale of the Washington corn processing facility.
====================================================================================================================================

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                                     Preferred Stock
                                -----------------------------------------------------------
                                          6%            10%
                              Cumulative Par     Cumulative
                   -------------------------            Par  Participating   Participating        Class A        Class B  Additional
                                  Value $.25    Value $0.25    Convertible     Convertible   Common Stock   Common Stock    Paid-In
                             Callable at Par    Convertible            Par             Par      Par Value      Par Value    Capital
                                      Voting         Voting    Value $.025     Value $.025           $.25           $.25
------------------ -------------------------- -------------- -------------- --------------- -------------- -------------- ----------

Shares Authorized                    200,000      1,400,000        967,742       4,166,667     20,000,000     10,000,000
================== ========================== ============== ============== =============== ============== ==============

Shares issued and
  Outstanding:
------------------ -------------------------- -------------- -------------- --------------- -------------- --------------
March 31, 2004                       200,000        807,240        967,742       3,443,596      3,950,380      2,764,005
------------------ -------------------------- -------------- -------------- --------------- -------------- --------------
March 31, 2005                       200,000        807,240        967,742       3,443,359      3,951,717      2,762,905
------------------ -------------------------- -------------- -------------- --------------- -------------- --------------
March 31, 2006                       200,000        807,240        853,500       3,436,809      4,074,509      2,760,905
================== ========================== ============== ============== =============== ============== ==============

------------------------------------ -------- -------------- -------------- --------------- -------------- -------------- ----------
Balance March 31, 2003                   $50            $20             $--         $41,586           $978         $1,871    $14,616
   Net earnings                           --             --              --              --             --             --         --
   Cash dividends paid
     on preferred stock                   --             --              --              --             --             --         --
   Preferred stock conversion             --             --              --            (500)            10             --        490
   Preferred stock issued                 --             --          15,000              --             --             --      1,065
   Minimum pension liability
     (net of tax $477)                    --             --              --              --             --             --         --
   Preferred stock adjustment             --            182              --              --             --             --      (182)
   Net unrealized gain on
     investments (net of tax $658)        --             --              --              --             --             --         --
------------------------------------ -------- -------------- -------------- --------------- -------------- -------------- ----------
Balance March 31, 2004                    50            202          15,000          41,086            988          1,871     15,989

   Net earnings                           --             --              --              --             --             --         --
   Cash dividends paid
     on preferred stock                   --             --              --              --             --             --         --
   Preferred stock conversion             --             --              --              (3)            --             --          3
   Net unrealized gain on
     investments (net of
     tax $16)                             --             --              --              --             --             --         --
   Net reclassification of
     accumulated
     Other comprehensive income
     (net of tax $1,160)                  --             --              --              --             --             --         --
------------------------------------ -------- -------------- -------------- --------------- -------------- -------------- ----------
Balance March 31, 2005                    50            202         15,000          41,083            988          1,871     15,992

   Net earnings                           --             --             --              --             --             --         --
   Cash dividends paid
     on preferred stock                   --             --             --              --             --             --         --
   Preferred stock conversion             --             --         (1,771)            (78)            31             --      1,818
------------------------------------ -------- -------------- -------------- --------------- -------------- -------------- ----------
Balance March 31, 2006                   $50           $202        $13,229         $41,005         $1,019         $1,871    $17,810
==================================== ======== ============== ============== =============== ============== ============== ==========




                        Accumulated
                              Other
                      Comprehensive  Retained  Comprehensive
                             Income  Earnings         Income

------------------    ------------- ---------  -------------

Shares Authorized
==================

Shares issued and
  Outstanding:
------------------
March 31, 2004
------------------
March 31, 2005
------------------
March 31, 2006
==================

------------------   ------------ ------------ -----------
Balance March 31,            $422       99,821
   Net earnings                --       12,941     $12,941
   Cash dividends paid
     on preferred stock        --          (23)         --
   Preferred stock conversion  --           --          --
   Preferred stock issued      --           --          --
   Minimum pension liability
     (net of tax $477)        778           --         778
   Preferred stock adjustment  --           --          --
   Net unrealized gain on
     investments (net of tax 1,124           --       1,124
--------------------- ------------ ------------ -----------
Balance March 31, 2004       2,324      112,739     $14,843
                                                    =======
   Net earnings                 --        7,907      $7,907
   Cash dividends paid
     on preferred stock         --          (23)         --
   Preferred stock conversion   --           --          --
   Net unrealized gain on
     investments (net of
     tax $16)                   32           --          32
   Net reclassification of
     accumulated
     Other comprehensive income
     (net of tax $1,160)    (2,356)          --      (2,356)
------------------------- -------- ------------ -----------
Balance March 31, 2005          --      120,623      $5,583
                                                     ======
   Net earnings                 --       21,993     $21,993
   Cash dividends paid
     on preferred stock         --         (23)          --
   Preferred stock conversion   --          --           --
----------------------------- -------- ---------  ---------
Balance March 31, 2006         $--     $142,593     $21,993
========================= ======== ============ ===========


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - Seneca Foods Corporation and subsidiaries ("The Company") conducts its business almost entirely in food processing, operating 27 plants and warehouses in seven states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the year ended 2006, the Company sold for cash, on a bill and hold basis, $197.6 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. In addition, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified Green Giant finished goods inventory.

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

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of our total sales. GMOI sales represented 27%, 26% and 28% of net sales in fiscal 2006, 2005 and 2004, respectively. The top ten customers represented approximately 55%, 52% and 49%, of net sales for fiscal 2006, 2005 and 2004, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit, however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents - The Company considers all highly liquid instruments purchased with an original maturity of three months or less as short-term investments.

Inventories - Inventories are stated at lower of cost; determined under the first-in, first-out (FIFO) method; or market.

Income Taxes - The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities and tax credit carryforwards.

Shipping and Handling Costs - The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of product sold.

Doubtful Accounts - A provision for doubtful accounts is recorded based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies (accounts over 15 days past due) and charge-offs (accounts removed from accounts receivable for expectation of non-payment), and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is possible that the Company's provisions may change in the future.

Earnings per Common Share - The Company has two classes of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock must be calculated using the "two-class" method by dividing the earnings allocated to common stockholders by the weighted average of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing earnings allocated to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the "if-converted" method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Years ended March 31,                  2006      2005       2004
----------------------------------------------------------------
                        (In thousands, except per share amounts)
Basic

Net earnings                        $21,993    $7,907    $12,941
  Deduct preferred stock dividends
  paid                                   23        23         23
                                   -----------------------------

Undistributed earnings               21,970     7,884     12,918
Earnings allocated to participating
   preferred                          8,522     3,126      5,035
                                    ----------------------------

Earnings allocated to common
   shareholders                     $13,448    $4,758   $  7,883
================================================================
Weighted average common shares
   outstanding                        6,811     6,714      6,691
================================================================
Basic earnings per common share       $1.97    $  .71   $   1.18
================================================================
Diluted

Earnings allocated to common
   shareholders                     $13,448    $4,758   $  7,883
Add dividends on convertible
  preferred stock                        20        20         20
                                    ----------------------------

Earnings applicable to common
  stock on a diluted basis          $13,468    $4,778   $  7,903
================================================================

Weighted average common shares
  outstanding-basic                   6,811     6,714      6,691
Additional shares to be issued under
  full conversion of preferred stock     67        67         67
                                     ---------------------------

Total shares for diluted              6,878     6,781      6,758
================================================================

Diluted earnings per share         $   1.96    $  .70   $   1.17
================================================================

Depreciation and Valuation - Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets on term of lease, if shorter. Depreciation and capital lease amortization was $23,011,000, $28,503,000, and $28,676,000 in fiscal 2006, 2005, and 2004, respectively. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. Impairment losses are evaluated if the net present value of the cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. There were $79,000 of impairment loses in 2006 that were included in Plant Restructuring. There were $4,960,000 of impairment losses in 2005 that were included in Plant Restructuring (see Plant Restructuring, note
15). There were no impairment losses in 2004. Assets held for sale are carried at the lower of estimated fair value less selling costs or depreciated value at date of determination to sell.

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

Recently Issued Accounting Standards - In May 2005, the FASB issued Statement of Accounting Standards No. 154, Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces APB No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and establishes retrospective application of a change in accounting principle. SFAS 154 provides guidance for determining whether retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of SFAS 154 will have a material effect on the Company's financial position or results of operations.

In November 2004, the FASB issued Statement of Accounting Standards No. 151, "Inventory Costs, and amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This statement amends the guidance in ARB No. 43, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges regardless of whether they meet the criteria "so abnormal." In addition, this statement requires that allocation of fixed production overheads to cost of conversion be based on normal capacity of the production facilities. The provisions of SFAS 151 shall be applied prospectively and are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for inventory costs incurred during fiscal years beginning after the date this Statement was issued. The Company's adoption of SFAS 151 is not expected to have a material impact on the Company's financial position or results of operations.

2.  Acquisition

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

As part of this acquisition, the Company assumed and immediately paid off most of CPF's debt and capital lease obligations with proceeds from the new $200.0 million revolving credit facility.

The Company sold three former CPF plants and related assets to Lakeside Foods, Inc. on June 17, 2003. The Company sold one additional former CPF plant and related assets to Lakeside Foods, Inc. on August 6, 2003. The aforementioned sales to Lakeside Foods, Inc. generated $46 million in cash proceeds, which was used to pay down debt. The Company sold additional plant locations that were designated as assets held for sale during 2005 and 2004.

3.  Line of Credit

The Company obtains required short-term funds through bank borrowings. On May 27, 2003, in connection with the acquisition of CPF, the Company entered into a $200 million five-year floating rate secured revolving credit facility (the "Revolver") with various banks. During 2005, the Company provided its bank lenders with notice to reduce the Revolver from $200 million to $125 million. During 2006, the Company and its lenders extended the term of the Revolver for an additional year with a final maturity date of May 27, 2009 and the Company provided its lenders with notice to further reduce the Revolver from $125 million to $100 million. Subsequent to the 2006 year-end, the Company and its lenders extended the term of the Revolver for an additional two years with a final maturity date of July 31, 2011. As of March 31, 2006, the outstanding balance of the Revolver was $57,029,000, with a weighted average interest rate of 6.32%, and is included in notes payable on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventory with a carrying value of $353,910,000. There were $60,733,000 in bank borrowings under the Revolver at March 31, 2005. The Company had $5,937,000 of outstanding standby letters of credit as of March 31, 2006 and 2005 that reduce borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.

4.  Long-Term Debt
                                                 2006      2005
                                             ------------------
                                                 (In thousands)
Secured note payable to insurance company,
   8.03%, due through 2014                  $  67,816 $  70,862
Secured subordinated promissory
   note, 8.00%, due through 2010               42,618    46,583
Secured Industrial Revenue Development Bonds,
   4.89% and 3.53%, due through 2029           22,630    22,630
Secured promissory note,
   6.35%, due through 2020                      7,438     7,782
Secured Industrial Revenue Development Bond,
   5.69%, due through 2010                      2,550     3,173
Secured notes payable to utility company,
   3.00%, due through 2011                      1,414     2,295
Other                                           3,463     9,889
                                            -------------------
                                              147,929   163,214
Less current portion                            9,116    14,896
                                            -------------------
                                            $ 138,813 $ 148,318
                                            ===================

Our credit facilities, including the Revolver, contain covenants that restrict our ability and the ability of our subsidiaries to incur additional indebtedness; pay dividends on and redeem our capital stock; make other restricted payments, including investments; sell our assets; incur liens; transfer all or substantially all of our assets; and enter into consolidations or mergers. Our credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage, and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. We are in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2006. The most restrictive financial covenant in the credit agreements is the minimum fixed charge coverage ratio.

As of March 31, 2006, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000 reduced by aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock.

The Company has five Industrial Revenue Bonds ("IRB's") totaling $23,530,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB's. Other than the five IRB's above, the carrying value of assets pledged for secured debt, including the $100 million Revolver is $433,795,000.

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

Debt repayment requirements for the next five fiscal years are:

                        (In thousands)
                   2007             $  9,116
                   2008                8,972
                   2009                9,169
                   2010               37,663
                   2011                5,346
                   Thereafter         77,663
                                    --------
                                    $147,929
                                    ========

5.  Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist primarily of limited obligation special revenue bonds, which bear interest rates from 1.42% to 4.75%. Other leases include non-cancelable operating leases expiring at various dates through 2016. Generally, operating leases provide for early purchase options one year prior to expiration.

Leased assets under capital leases consist of the following:

                                              2006         2005
---------------------------------------------------------------
                                               (In thousands)

Land                                       $    67      $    67
Buildings                                    1,033        1,033
Equipment                                   11,262       11,476
                                           --------------------
                                            12,362       12,576
Less accumulated amortization               11,026       10,651
                                           --------------------
                                           $ 1,336      $ 1,925
===============================================================

The following is a schedule, by year, of minimum rental payments due under leases as of March 31, 2006:

                                         Operating      Capital
                                             (In thousands)
Years ending March 31:
  2007                                    $ 18,689        $ 841
  2008                                      16,062          744
  2009                                      13,513          534
  2010                                      11,797          536
  2011                                       9,036          529
  2012-2016                                 12,113        2,132
                                            -------------------
Total minimum payment required             $81,210        $5,316
==================================================

Less interest                                                871
                                                           -----
  Present value of minimum lease payments                  4,445
Amount due within one year                                   672
                                                           -----
  Long-term capital lease obligations                   $  3,773
================================================================

Rental expense in fiscal 2006, 2005, and 2004 was $23,999,000,  $23,059,000, and
$20,538,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:

                                  2006        2005         2004
---------------------------------------------------------------
                                        (In thousands)
Current:
    Federal                    $14,852     $ 4,489      $ 4,938
    State                        2,957       1,189        1,562
                              ---------------------------------
                                17,809       5,678        6,500
                              ---------------------------------

Deferred:
    Federal                     (3,898)     (1,448)       1,009
    State                         (446)       (104)          98
                               --------------------------------
                                (4,344)     (1,552)       1,107
                               --------------------------------
Total income taxes             $13,465     $ 4,126      $ 7,607
===============================================================

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                      2006      2005     2004
-------------------------------------------------------------
Computed (expected tax rate)           35.0%    35.0%    35.0%
   State income taxes (net of
   federal tax benefit)                 4.5      5.9      5.2
Manufacturer's deduction               (1.6)       --      --
Reversal of tax reserves               (1.0)    (4.2)      --
Other permanent differences
    not deductible                      0.4      1.7      1.1
Tax-exempt income                      (0.3)      --     (0.7)
Other                                   1.0     (4.1)    (3.6)
                                       ----------------------
  Effective income tax rate            38.0%    34.3%   37.0%
============================================================

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31, 2006 and 2005:

                                             2006          2005
---------------------------------------------------------------
                                               (In thousands)
Deferred income tax liabilities:
   Property basis and
     depreciation difference              $11,504       $14,178
   Other                                      264           142
                                          ---------------------
                                           11,768        14,320

Deferred income tax assets:
   Inventory valuation                      1,238           704
   Employee benefits                        2,810         2,667
   Pension                                  4,073         3,028
   Insurance                                2,138         1,963
   Deferred gain on sale/leaseback            331           405
   Severance                                   66            97
                                          ---------------------
                                           10,656         8,864
                                          ---------------------
       Net deferred income tax liability  $ 1,112      $  5,456
===============================================================

Net current deferred income tax assets of $6,426,000 and $5,669,000 as of March 31, 2006 and 2005, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax liabilities of $7,538,000 and $11,125,000 as of March 31, 2006 and 2005, respectively.

7.  Stockholders' Equity

Preferred Stock - The Company has issued two classes of voting participating convertible preferred stock, par values of $.025, which are convertible at the holders' option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. Both classes have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2006, 2005 or 2004. In addition, this preferred stock has certain distribution rights upon liquidation.

One class of participating preferred stock has a liquidation value of $12 per share and has 3,436,809 shares outstanding as of March 31, 2006 after conversion of 6,550 shares into Class A Common Stock during fiscal 2006. The second class of participating preferred stock was issued as partial consideration of the purchase price in the CPF acquisition. The 967,742 shares issued in that acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This class of shares has a liquidation value of $15.50 per share and has 853,500 shares outstanding as of March 31, 2006 after conversion of 114,242 shares into Class A Common Stock during fiscal 2006.

The Company also has an aggregate of 2,633,333 shares of non-participating preferred stock authorized for issuance. There are three classes of preferred stock designated as of March 31, 2006, including 1,000,000 shares of Class A 10% cumulative, convertible, voting preferred stock ("Class A preferred"), 400,000 shares of Class B 10% cumulative, convertible, voting preferred stock ("Class B Preferred") and 200,000 shares of 6% cumulative, voting preferred stock ("6% preferred"). Each share of designated preferred stock has as many votes as the number of common shares into which it is convertible and a stated value of $0.25 per share.

There are 407,240 shares of Class A preferred issued and outstanding with a par value of $.025 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Class A preferred. There are 400,000 shares of Class B preferred issued and outstanding with a par value of $.025 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 30 shares of Class B preferred. There are 200,000 shares of 6% preferred issued and outstanding with a par value of $.25, which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,181 on the Class A and Class B preferred and $3,000 on the 6% preferred during each of fiscal 2006, 2005 and 2004.

Common Stock - The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2006 and 2005. Additionally, there were 4,290,309 and 4,411,101 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2006 and 2005, respectively.

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2006 and a statement of the funded status as of March 31, 2006 and 2005:

                                                    2006        2005
--------------------------------------------------------------------
                                                    (In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year          $ 74,683    $ 66,991
Service cost                                        3,998       3,050
Interest cost                                       4,124       3,987
Actuarial gain                                      1,414       3,877
Benefit payments and expenses                      (2,959)     (3,222)
---------------------------------------------------------------------
Benefit obligation at end of year                $ 81,260    $ 74,683
=====================================================================


Change in Plan Assets

Fair value of plan assets at beginning of year   $ 62,972    $ 59,687
Actual return on plan assets                        6,658       3,686
Employer contributions                                 --       2,821
Benefit payments and expenses                      (2,959)     (3,222)
---------------------------------------------------------------------
Fair value of plan assets at end of year         $ 66,671    $ 62,972
=====================================================================

                                              2006        2005
                                              ----        ----
                                              (In thousands)
Funded Status

Funded status at end of year              $(14,589)   $(11,711)
Unrecognized transition asset               (1,609)     (1,885)
Unrecognized loss                            6,419       6,336
--------------------------------------------------------------
Accrued benefit cost                      $ (9,779)   $ (7,260)
==============================================================

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2006, 2005, and 2004:

                                       2006      2005     2004
--------------------------------------------------------------
                                          (In thousands)
Service cost                        $ 3,998    $3,050  $ 2,545
Interest cost                         4,124     3,987    3,519
Expected return on plan assets       (5,377)   (5,183)  (3,850)
Amortization of transition asset       (276)     (276)    (276)
Amortization of net gain                 50         --      649
---------------------------------------------------------------
Net periodic benefit cost           $ 2,519    $1,578  $ 2,587
==============================================================

The Plan's accumulated benefit obligation was $72,552,000 at March 31, 2006, and $66,941,000 at March 31, 2005.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation are shown in the following table:

                                               2006       2005
                                               ----       ----
Discount rate                                  5.50%      5.75%
Expected return on plan assets                 8.75%      8.75%
Rate of compensation increase                  3.50%      3.50%

                                  Target     Percentage of Plan
                                 Allocation  Assets at March 31,
                                  2007       2006         2005
--------------------------------------------------------------
Plan Assets:
    Equity Securities                99%         98%        99%
    Debt Securities                  --          --         --
    Real Estate                      --          --         --
     Cash                             1           2          1
                                 -----------------------------
      Total                         100%        100%       100%
==============================================================

Expected Return on Plan Assets
The expected rate of return on Plan assets is 8.75%. The Company expects 8.75% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the pension plan's target asset allocation.

Investment Policy and Strategy
The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the pension plans. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time. The Plan holds the Company's common stock with a fair market value of $5,310,000 as of March 31, 2006.

Cash Flows

The Company does not expect to have to fund the Plan in 2007.

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31:

                  2007                      $  3,077
                  2008                         3,256
                  2009                         3,489
                  2010                         3,621
                  2011                         3,855
                  2012-2016                   22,290

The Company has Employees' Savings Plans 401(k) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $1,240,000, $1,519,000, and $1,708,000, in fiscal 2006, 2005, and 2004, respectively.

9.  Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

                                2006                2005
                        ---------------------------------------
                        Carrying  Estimated  Carrying Estimated
                          Amount Fair Value    Amount Fair Value
----------------------------------------------------------------
                                      (In thousands)
Long-term debt, including
  current portion       $147,929   $144,836  $163,214  $159,211
Notes payable             57,029     57,029    60,733    60,733
Capital leases, including
  current portion          4,445      3,704     6,582     5,796

The estimated fair values were determined as follows:

     Long-term debt and capital lease obligations - The quoted market prices for similar debt or current rates offered to the company for debt with the same maturities.

     Notes payable - The carrying amount approximates fair value due to the short-term maturity of the notes.

All other financial instruments of the Company have estimated fair value equal to carrying cost due to the short-term nature of these instruments.

10. Common Stock of Moog Inc.

During 2005, the Company sold its investment in the common stock of Moog Inc. The sale provided proceeds of $4,578,000 and a realized gain of $3,862,000. The Company's investment in the Class B Common Stock of Moog Inc., totaling $4,465,000 as of March 31, 2004, was included in marketable securities. The gross unrealized holding gains were $3,749,000 and $1,967,000 in 2004 and 2003 respectively.

11.  Other Income and Expense

Other income in 2006 consisted of a gain of $427,000 from the sale of a processing facility in Washington and $539,000 from the sale of a warehouse located in Oregon. Other expenses in 2006 include a non-cash loss on the disposal of property, plant and equipment of $1,938,000 and a $143,000 non-cash charge reflecting the write down of the corresponding pro-rata amount of deferred financing cost due to reducing the Revolver from $125 million to $100 million.

Other income in 2005 consisted of a gain on the sale of Moog stock of $3,862,000 and a gain of the sale of certain fixed assets of $607,000. Other expenses included a $712,000 non-cash charge reflecting the write down of the corresponding pro-rata amount of deferred financing cost due to reducing the Revolver from $200 million to $125 million.

12.  Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of vegetables. The Company markets its product almost entirely in the United States. The Company has an Alliance Agreement with General Mills Operations, Inc. (GMOI) whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name. GMOI continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2006, 2005, and 2004, the sale of Green Giant vegetables accounted for 27%, 26%, and 28% of net sales. The following information is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information":

Classes of similar
products/services:                 2006        2005        2004
---------------------------------------------------------------
                                       (In thousands)
Net Sales:
GMOI                           $240,490    $225,527    $247,992
Canned vegetables               573,779     574,802     579,103
Frozen vegetables                29,464      28,304      29,410
Fruit and chip products          26,640      23,358      22,838
Other                            13,450      12,283      11,507
---------------------------------------------------------------
                               $883,823    $864,274    $890,850
===============================================================

The vegetable component, consisting of GMOI, canned vegetables and frozen vegetables, represents 99%, 99% and 98% of assets and 92%, 101% and 98% of pre-tax earnings in 2006, 2005 and 2004, respectively.

13.  Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, worker's compensation and other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

The Company is one of a number of business and local government entities which contributed waste materials to a landfill in Yates County in upstate New York, which was operated by a party unrelated to the Company primarily in the 1970's through the early 1980's. The Company's wastes were primarily food and juice products. The landfill contained some hazardous materials and was remediated by the State of New York. The New York Attorney General has advised the Company and other known non-governmental waste contributors that New York has sustained a total remediation cost of $4.9 million and seeks recovery of half that cost from the non-governmental waste contributors. The Company is one of four identified contributors who cooperatively are investigating the history of the landfill so as to identify and seek out other potentially responsible parties who are not defunct and are financially able to contribute to the non-governmental parties' reimbursement liability. Since this search is not expected to be completed until November 1, 2006, the Company's liability cannot be definitively estimated. The Company does not believe that any ultimate settlement in excess of the amount accrued will have a material impact on its financial position or results of operations.

In early 1999, the Company sold to Tree Top, Inc. its applesauce business, including a plant in Prosser, Benton County, Washington. In the sale agreement governing the transaction, the Company represented to Tree Top that it was in compliance with all environmental laws. In 2003, the Benton County Clean Air Authority ("BCAA") brought an enforcement action against Tree Top under Title V of the Clean Air Act and related State of Washington statutes, alleging that Tree Top was violating the Clean Air Act by failing to register the facility with BCAA pursuant to Title V. The BCAA also alleged that the facility failed to provide BCAA with a required notice of construction when it replaced a fourth boiler in the Prosser plant in 1988 when the Company was the sole owner. Tree Top has reached a settlement with the BCAA which, according to Tree Top, requires Tree Top to pay penalties and make modifications to equipment at a total cost of approximately $493,000. Tree Top has made a formal demand on the Company for reimbursement of the entire amount. The Company disputes Tree Top's assertion that the Company is liable for the total cost. The Company does not believe that any resolution of this demand will have a material impact on its financial position or results of operations.

During 2004, various claims totaling approximately $3,211,000 were asserted by the Fleming Companies against the Company and a subsidiary acquired in 2003 in the Bankruptcy proceedings in the U.S. Bankruptcy Court for the District of Delaware for (i) receipt of allegedly preferential payments under the U.S. Bankruptcy Code ($1,292,000), (ii) receipt of alleged overpayments ($1,139,000) and (iii) amounts allegedly owing under various vendor promotional programs ($780,000). During 2005, the Company settled and paid these claims for $399,000.

On June 15, 2004, an accident occurred at the Company's aircraft hangar located at the Yates County Airport in Penn Yan, New York. The damaged aircraft were repaired through insurance proceeds, and this matter did not have a material impact on the Company's financial position or results of operations.

The Company has six collective bargaining agreements with three union locals covering approximately 665 of its full-time employees. The terms of these agreements result in wages and benefits, which are substantially the same for comparable positions for the Company's non-union employees. Four collective bargaining agreements expire in calendar 2008. One agreement expires in calendar 2009, and one agreement expires in calendar 2010.

14.  Plant Restructuring

After a comprehensive review of its production capacities following the CPF acquisition in 2004, the Company completed a plant restructuring program in 2005 resulting in a restructuring charge of $7,678,000. The restructuring charge consisted of a non-cash impairment charge of $6,952,000 and a cash severance charge of $726,000, which are included in Plant Restructuring in the Consolidated Statements of Net Earnings. The Company used two methods to determine fair value: (1) no value was assigned to machinery and equipment that could not be redeployed within the Company and where there was no ready market for the asset; and (2) quoted prices or prices for similar assets for real estate.

This restructuring program principally involved the closure of three processing facilities, including a green bean plant in upstate New York and corn plants in Wisconsin and Washington. In addition, the Company restructured the newly acquired Payette, Idaho facility through the removal of canned meat production to focus exclusively on dry beans. The rationalization of the Company's productive capacity has: (1) improved the Company's overall cost structure and competitive position; (2) addressed the excess capacity situation arising from the acquisition of CPF; and (3) mitigated the effect of inflationary pressures on the Company's raw material inputs such as steel and fuel.

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

With the closure of the Washington corn processing facility in the fall of 2004, the Company's labeling and warehousing requirements at the Salem, Oregon leased distribution facility were dramatically reduced. In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1,754,000 consisting of a provision for future lease payments of $1,306,000, a cash severance charge of $369,000, and a non-cash impairment charge of $79,000. The Company intends to use a portion of the facility for warehousing and will attempt to sublease the remaining unutilized portion of the facility until the February 2008 expiration of the lease.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. As fiscal 2006 represents the final year of operation for the Dayton, Washington facility, the Company and GMOI have negotiated a definitive agreement related to the closure of this facility. Under the terms of the agreement, any costs incurred by the Company related to the asparagus production prior to March 31, 2006 will be paid by GMOI. The Company shall retain ownership of the real estate associated with the Dayton facility. In addition, the manufacturing equipment of the Dayton facility shall either be conveyed to GMOI, redeployed by the Company, or salvaged. Lastly, GMOI reduced the principal balance of the secured nonrecourse subordinated promissory note by $466,000 to $42,618,000, which represents the net book value of the equipment to be conveyed to GMOI or salvaged.

During 2006, the Company sold the previously closed corn processing facility in Washington for $0.5 million in cash and a $3.6 million note which carries an interest rate of 8% and is due in full on May 14, 2007. This note is secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $0.4 million of the gain was included in Other Expense (Income), net and an additional $2.8 million of the gain on this sale was deferred in Other Long-Term Liabilities.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2005 and 2006:

                               Long-Lived
                                    Asset      Other
                      Severance   Charges      Costs     Total
--------------------------------------------------------------
                                    (In thousands)
Total expected
  restructuring charge   $1,097    $5,287    $ 3,214    $9,598
==============================================================

Balance March 31, 2004       --        --         --        --
Second-quarter charge
  to expense                619        --         --       619
Third-quarter charge
  to expense                 94     3,798      1,912     5,804
Fourth-quarter charge
  to expense                 13     1,162         80     1,255
Loss on disposal of
  assets                     --    (3,361)        --    (3,361)
Cash payments              (470)       --         --      (470)
--------------------------------------------------------------
Balance March 31, 2005   $  256    $1,599    $ 1,992    $3,847
Second-quarter charge
  to expense                368        77      1,016     1,461
Third-quarter charge
  to expense                 --        --        290       290
Disposal of assets           --    (1,676)        --    (1,676)
Cash payments              (458)       --       (527)     (985)
Fourth-quarter charge
  to expense                  3       250        (84)      169
--------------------------------------------------------------
Balance March 31, 2006   $  169    $  250    $ 2,687    $3,106
==============================================================

Total costs incurred
  to date                $  928    $5,037    $   527    $6,492
==============================================================


In addition, $771,000 was charged to cost of product sold in the second quarter of 2005 related to exiting a line of contract packing business.

             Report of Independent Registered Public Accounting Firm

 Board of Directors and Stockholders
 Seneca Foods Corporation
 Marion, New York

We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation as of March 31, 2006 and the related consolidated statements of net earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seneca Foods Corporation's internal control over financial reporting as of March 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 9, 2006, expressed an unqualified opinion thereon.

 /s/ BDO Seidman, LLP

 Milwaukee, Wisconsin
 June 9, 2006



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

Buffalo, New York
June 10, 2005

Shareholder Information and Quarterly Results

The Company's  common stock is traded on The NASDAQ  National Stock Market.  The
4.1 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 281 and 269 shareholders of record, respectively. The high and low prices of the Company's common stock during each quarter of the past two years are shown below:

Class A:                   2006                     2005
                   -------------------------------------------
Quarter               High         Low        High         Low
--------------------------------------------------------------
First               $18.48      $15.75      $20.00      $17.92
Second               17.90       15.51       18.81       18.25
Third                20.88       17.25       19.00       18.00
Fourth               21.00       18.77       18.75       16.75

Class B:                   2006                     2005
                   -------------------------------------------
Quarter               High         Low       High          Low

First               $20.00      $16.00      $19.45      $18.25
Second               17.90       16.00       18.95       17.65
Third                20.77       17.50       19.10       18.25
Fourth               20.75       19.00       18.75       16.99

As of March 31, 2006, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

                         First     Second     Third     Fourth
                       ---------------------------------------
                         (In thousands, except per share data)
Year ended March 31, 2006:
Net sales              $156,595  $244,169   $316,253  $166,806
Gross margin             14,662    21,549     23,395    27,993
Net earnings              2,420     3,687      6,936     8,950
Basic earnings
   per common share         .22       .33        .62       .80
Diluted earnings
   per common share         .22       .33        .62       .80

Year ended March 31, 2005:
Net sales              $164,678  $220,375   $307,966  $171,255
Gross margin             15,147    16,546     16,580    15,999
Net earnings              4,502     2,445    (1,513)     2,473
Basic earnings
  per common share          .40       .22      (.14)       .23
Diluted earnings
  per common share          .40       .22      (.14)       .23

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.

Notice of Annual Meeting

The 2006 Annual Meeting of Shareholders will be held on Friday, August 4, 2006, beginning at 1:00 P.M. (CDT) at the offices of Seneca Foods Corporation at 418 East Conde Street, Janesville, Wisconsin. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders of record as of June 16, 2006.

Additional Information

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing.

Requests should be sent to Philip G. Paras, Seneca Foods Corporation, 3736 South Main Street, Marion, New York 14505, or contact us via our web site at http://www.senecafoods.com, or email us at senecafoods@senecafoods.com.

Forward-Looking Statements

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements as defined in the Private Securities Litigation Reform Act (PSLRA) of 1995. The Company wishes to take advantage of the "safe harbor" provisions of the PSLRA by cautioning that numerous important factors, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission, in the future, could affect the Company's actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.