Form 10-K/A, Exhibit 13
period 2006-03-31
SENECA FOODS CORP /NY/
filed 2007-04-24
CIK 88948


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

Critical Accounting Policies

During the year ended 2006, the Company sold for cash, on a bill and hold basis, $187.6 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. In addition, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified Green Giant finished goods inventory.

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

                                Contractual Obligations
                                      March 31, 2006
                                                         2012
                           2007    2008-9    2010-11  and beyond   Total
                       -------------------------------------------------
Long-term debt         $  9,116  $ 18,141   $ 43,009   $ 77,663  $147,929
Interest                 14,440    26,684     20,547     28,101    89,772
Notes payable               --         --        --      57,029    57,029
Operating lease
    obligations          18,689    29,575     20,833     12,113    81,210
Purchase commitments    105,266        --         --         --   105,266
Capital lease
  obligations               672       995        851      1,926     4,444
                       --------------------------------------------------
Total                  $148,183  $ 75,395   $ 85,240   $176,832  $485,650
                       ==================================================


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

Revenue Recognition - Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the year ended 2006, the Company sold for cash, on a bill and hold basis, $187.6 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. In addition, the aforementioned finished goods inventory was complete, ready for shipment and segregated from the Company's other finished goods inventory. Further, the Company had performed all of its obligations with respect to the sale of the specified Green Giant finished goods inventory.

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
================================================================

  Depreciation and Valuation - Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets on term of lease, if shorter. Depreciation and capital lease amortization was $23,011,000, $28,503,000, and $28,676,000 in fiscal 2006, 2005, and 2004, respectively. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. Impairment losses are evaluated if the sum of the undiscounted cash flows expected to result from the use and disposition of the asset are less than the carrying value of the asset. A loss is recognized when the carrying value of an asset exceeds its fair value. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. There were $79,000 of impairment loses in 2006 that were included in Plant Restructuring. There were $4,960,000 of impairment losses in 2005 that were included in Plant Restructuring (see Plant Restructuring, note 15). There were no impairment losses in 2004. Assets held for sale are carried at the lower of estimated fair value less selling costs or depreciated value at date of determination to sell.


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
===============================================================

The following is a schedule, by year, of minimum rental payments due under leases as of March 31, 2006:

                                         Operating      Capital
                                             (In thousands)
Years ending March 31:
  2007                                    $ 18,689        $ 841
  2008                                      16,062          744
  2009                                      13,513          534
  2010                                      11,797          536
  2011                                       9,036          529
  2012-2016                                 12,113        2,132
                                            -------------------
Total minimum payment required             $81,210       $5,316
==================================================

Less interest                                               871
                                                          -----
  Present value of minimum lease payments                 4,445
Amount due within one year                                  672
                                                          -----
  Long-term capital lease obligations                  $  3,773
===============================================================

Rental expense in fiscal 2006, 2005, and 2004 was $23,999,000,  $23,059,000, and
$20,538,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:

                                  2006        2005         2004
---------------------------------------------------------------
                                        (In thousands)
Current:
    Federal                    $14,852     $ 4,489      $ 4,938
    State                        2,957       1,189        1,562
                              ---------------------------------
                                17,809       5,678        6,500
                              ---------------------------------

Deferred:
    Federal                     (3,898)     (1,448)       1,009
    State                         (446)       (104)          98
                               --------------------------------
                                (4,344)     (1,552)       1,107
                               --------------------------------
Total income taxes             $13,465     $ 4,126      $ 7,607
===============================================================

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

                                      2006      2005     2004
-------------------------------------------------------------
Computed (expected tax rate)           35.0%    35.0%    35.0%
   State income taxes (net of
   federal tax benefit)                 4.5      5.9      5.2
Manufacturer's deduction               (1.6)       --      --
Reversal of tax reserves               (1.0)    (4.2)      --
Other permanent differences
    not deductible                      0.4      1.7      1.1
Tax-exempt income                      (0.3)      --     (0.7)
Other                                   1.0     (4.1)    (3.6)
                                       ----------------------
  Effective income tax rate            38.0%    34.3%    37.0%
=============================================================

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31, 2006 and 2005:

                                             2006          2005
---------------------------------------------------------------
                                               (In thousands)
Deferred income tax liabilities:
   Property basis and
     depreciation difference              $11,504       $14,178
   Other                                      264           142
                                          ---------------------
                                           11,768        14,320

Deferred income tax assets:
   Inventory valuation                      1,238           704
   Employee benefits                        2,810         2,667
   Pension                                  4,073         3,028
   Insurance                                2,138         1,963
   Deferred gain on sale/leaseback            331           405
   Severance                                   66            97
                                          ---------------------
                                           10,656         8,864
                                          ---------------------
       Net deferred income tax liability  $ 1,112      $  5,456
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

9.  Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

                                   2006                2005
                           ---------------------------------------
                           Carrying  Estimated  Carrying Estimated
                            Amount Fair Value    Amount Fair Value
------------------------------------------------------------------
                                        (In thousands)
Long-term debt, including
  current portion          $147,929   $144,836  $163,214  $159,211
Notes payable                57,029     57,029    60,733    60,733
Capital leases, including
  current portion             4,445      3,704     6,582     5,796

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

 /s/ BDO Seidman, LLP

 Milwaukee, Wisconsin
 June 9, 2006

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Seneca Foods Corporation
Marion, New York


We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation and Subsidiaries as of March 31, 2005, and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the two years in the period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seneca Foods Corporation and Subsidiaries at March 31, 2005, and the consolidated results of their operations and their cash flows for each of the two years in the period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.


/s/Ernst & Young LLP


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