Form 10-K, Exhibit 13
period 2007-03-31
SENECA FOODS CORP /NY/
filed 2007-06-14
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands, except per share data and ratios)

Years ended March 31,	2007(a)	2006	2005	2004(b)	2003

Net sales	$1,024,853	$883,823	$864,274	$890,850	$644,379

Operating earnings before interest and other
expense (income), net	$60,945	$52,357	$24,868	$36,476	$33,035
Interest expense, net	20,936	15,784	16,592	16,135	13,757
Net earnings	32,067	21,993	7,907	12,941	9,050

Basic earnings per common share	$2.65	$1.97	$0.71	$1.18	$0.89
Diluted earnings per common share	2.63	1.96	0.70	1.17	0.88

Working capital	$334,455	$229,510	$205,430	$187,764	$172,382
Inventories	380,487	318,770	294,470	270,283	141,649
Net property, plant, and equipment	172,235	148,501	163,290	181,907	132,969
Total assets	626,715	535,144	524,495	533,903	379,540
Long-term debt and capital lease
obligations	210,395	142,586	154,125	160,987	133,337
Stockholders’ equity	273,571	217,779	195,809	190,249	159,364

Additions to property, plant, and equipment	$21,627	$11,906	$14,415	$23,109	$6,832

Net earnings/average equity	13.1%	10.6%	4.1%	7.4%	5.8%
Earnings before taxes/sales	4.4%	4.0%	1.4%	2.3%	2.3%
Net earnings/sales	3.1%	2.5%	0.9%	1.5%	1.4%
Long-term debt/equity (c)	76.9%	65.5%	78.7%	84.6%	83.7%
Total debt/equity ratio	1.3:1	1.5:1	1.7:1	1.8:1	1.4:1
Current ratio	3.9:1	2.5:1	2.3:1	2.2:1	3.4:1

Stockholders’ equity per common share	$26.93	$23.89	$20.77	$19.97	$17.64
Class A Global Market System
closing price range	30.84-19.67	21.00-15.51	20.00-16.75	21.97-16.20	18.75-10.75
Class B Global Market System
closing price range	32.25-20.00	20.77-16.00	19.45-16.99	22.88-16.85	18.38-12.75
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	10.3	10.1	23.8	16.0	13.6

(a) The fiscal 2007 financial results include eight months of operating activity related to the Signature Fruit acquisition (See Note 2, acquisition)
(b) The fiscal 2004 financial results include ten months of operating activity related to the Chiquita Processed Foods acquisition.
(c) The long-term debt to equity percentage for 2007 includes the Revolving Credit Facility as discussed in Note 4, Long-Term Debt.
If calculated on a comparable basis to 2006 and prior, the 2007 percentage would be 55.6%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is the world’s leading producer and distributor of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets, certain export markets, the food service industry, and other food processors. Canned vegetables represent 78% of the Company’s sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. Our Company also supplies canned and frozen vegetable products to General Mills Operations, Inc. (“GMOI”) under an Alliance Agreement. In addition, our Company is the supplier of frozen vegetable products principally to the food service industry, and fruit and snack chip products principally serving retail markets and other food processors.

During 2007, the Company acquired Signature Fruit Company, LLC, located in Modesto, California, which is a large producer of canned fruits. See “The Acquisition” below for details.

With this acquisition, the Company has become a leading producer and distributor of canned fruits. Canned fruit products are sold nationwide in a variety of markets. Canned fruits represent 18% of the Company’s sales. The fruit processing percentage represents eight months of sales of the acquired Signature Fruit Company, LLC. The Company maintains a number one position in the food service market, a number two position in the private label market, and a number three position in the branded canned fruit market.

Currently, our business strategies are designed to maintain our market share and enhance our sales and margins and include: (1) position the Company as the low-cost, high quality producer of canned fruit and vegetables through the elimination of costs from our supply chain and investment in state-of-the-art production and logistical technology; (2) drive growth in earnings through the use of cash flow to de-leverage the balance sheet; and (3) focus on our growth segments to capitalize on their higher expected returns.

The Acquisition

On August 18, 2006, the Company completed its acquisition of 100% of the membership interest in Signature Fruit Company, LLC (“Signature”) from John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company. The rationale for the acquisition was twofold: (1) to broaden the Company’s product offerings into the canned fruit business; and (2) to take advantage of distribution efficiencies by combining vegetables and fruits on shipments since the customer base of the two companies is similar. The purchase price totaled $47.3 million plus the assumption of certain liabilities.

This acquisition was financed with proceeds from a newly expanded $250.0 million revolving credit facility, and $25.0 million of the Company’s Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company’s Class A Common Stock on a one-for-one basis subject to antidilution adjustments. The Preferred Stock was valued at $24.385 per share based on the market value of the Class A Common Stock during the 30 day average period prior to the acquisition.

Purchase Price Allocation

The purchase price to acquire Signature was allocated based on the internally developed fair value of the assets and liabilities acquired. The purchase price of $47.3 million has been calculated as follows (in millions):

Cash	$20.0
Issuance of convertible preferred stock	25.0
Closing cost	2.3
Purchase price	$47.3

The total purchase price of the transaction has been allocated as follows:

Current assets	$131.6
Property, plant and equipment	25.5
Other assets	2.3
Current liabilities	(58.6)
Long-term debt	(45.5)
Other non-current liabilities	(8.0)
Total	$47.3

Restructuring

After a comprehensive review of our production capacities following the Chiquita Processed Foods (“CPF”) acquisition in May 2003, the Company completed a plant restructuring program in 2005 resulting in a restructuring charge of $7.7 million. The restructuring charge consisted of a non-cash impairment charge of $7.0 million and a cash severance charge of $0.7 million which are included in Plant Restructuring in the Consolidated Statement of Net Earnings. This restructuring program principally involved the closure of three processing facilities including a green bean plant in upstate New York and corn plants in Wisconsin and Washington. In addition, the Company restructured the Payette, Idaho facility through the removal of canned meat production to focus exclusively on dry beans. The rationalization of the Company’s productive capacity: 1) improved the Company’s overall cost structure and competitive position; 2) addressed the excess capacity situation arising from the recent acquisition of CPF; and 3) mitigated the effect of inflationary pressures on the Company’s raw material inputs such as steel and fuel. During 2006, the non-cash impairment charge was increased by $0.2 million related to the green bean plant in New York.

The closure of the Washington corn processing facility coincided with an amendment to the Alliance Agreement with GMOI. Under the amendment, the Blue Earth, Minnesota facility was removed from the Alliance Agreement due to a reduction in GMOI volume requirements and is now operated by the Company as a non-Alliance facility. Additionally, GMOI agreed to reimburse the Company in the future for the remaining lease and depreciation costs at the Blue Earth facility which, on a net present value basis, approximates the closure costs associated with the Washington facility.

With the closure of the Washington corn processing facility in the fall of 2004, the Company’s labeling and warehousing requirements at the Salem, Oregon leased distribution facility were dramatically reduced. In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1.8 million consisting of a provision for future lease payments of $1.3 million, a cash severance charge of $0.4 million, and a non-cash impairment charge of $0.1 million. The Company recently completed a $4.8 million warehouse in Payette, Idaho to replace this Salem, Oregon leased distribution facility. The Company is in the process of vacating the Salem facility and efforts to sublease the unused portion of the facility have been unsuccessful to date. The lease on the Salem warehouse expires February of 2008.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. Fiscal 2006 represented the final year of operation for the Dayton, Washington facility. The Company and GMOI negotiated a definitive agreement to close this facility. Under the terms of the agreement, costs incurred by the Company related to the asparagus production prior to March 31, 2006 were paid by GMOI. The Company retains ownership of the real estate associated with the Dayton facility, and it is being used as part of the Company’s seed milling operations. In addition, the manufacturing equipment of the Dayton facility was either conveyed to GMOI, redeployed by the Company, or salvaged. Lastly, GMOI reduced the principal balance of its secured subordinated promissory note with the Company by $0.5 million to $42.6 million, which represents the net book value of the equipment conveyed to GMOI or salvaged.

Divestitures and Other Real Estate Sold

The Company sold three former Chiquita Processed Foods plants and related assets to Lakeside Foods, Inc. on June 17, 2003. The Company sold one additional former Chiquita Processed Foods plant and related assets to Lakeside Foods, Inc. on August 6, 2003. These divestitures to Lakeside Foods generated $46.0 million in cash proceeds, which was used to pay down debt. The Company sold additional plant locations and related assets that were previously closed by Chiquita Processed Foods and designated as assets held for sale during 2005 and 2004, generating $1.6 million and $2.5 million, respectively, in additional proceeds used for debt repayment.

During 2006, the Company sold a previously closed corn processing facility in Washington for $0.5 million in cash and a $3.6 million note which carried an interest rate of 8% and was due in full on May 14, 2007. This note was secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $0.4 million of the gain was included in Other Expense (Income), net and an additional $2.8 million of the gain on this sale was deferred in Other Long-Term Liabilities. During 2007, the Company collected the note prior to the original due date and recorded a gain on the sale of $2.8 million, which is included in Other (Income) Expense.

During 2006, the Company sold a warehouse location in Oregon, which resulted in cash proceeds of $0.6 million and a pre-tax gain of $0.5 million. This gain was included in Other (Income) Expense, net.

During 2007, the Company sold a plant and warehouse located in California that was acquired in the Signature acquisition, which resulted in cash proceeds of $27.8 million. There was no gain or loss recorded on this sale since the property was valued at the net proceeds as part of the purchase price allocation.

Liquidity and Capital Resources

The Company’s primary cash requirements are to make payments on our debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts under our revolving credit facility are our primary sources of liquidity.

Revolving Credit Facility

On August 18, 2006, in connection with the Acquisition, the Company entered into a $250.0 million five-year floating rate secured revolving credit facility (the “Revolver”) with several lenders, under which $99.3 million was initially borrowed to pay off the prior revolver balance. As of March 31, 2007, the outstanding balance on the Revolver was $58.3 million. In order to maintain availability of funds under the facility, we pay a commitment fee on the unused portion of the Revolver. The Revolver is used to fund capital expenditures, acquisitions and our seasonal working capital needs, which are affected by the growing cycles of the vegetables and fruits we process. The vast majority of fruit and vegetable inventories are produced during the harvesting and packing months of June through November and depleted through the remaining six months. Payment terms for raw fruit and vegetables are generally three months but can vary from a few days to seven months. Accordingly, our need to draw on the Revolver may fluctuate significantly throughout the year. The final maturity date of the Revolver is August 18, 2011.

We believe that cash flows from operations and availability under our Revolver will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Long-Term Debt

The Company has two major long-term debt instruments: 1) a $64.5 million secured note payable to John Hancock Life Insurance Company, with an interest rate of 8.03%, which is payable in installments through 2014; and 2) a $39.1 million secured note payable to GMOI, with an interest rate of 8%, which is payable in installments through 2010. In addition, the Company has two mortgages. During 2007, the Company issued a mortgage note to GE Capital for $23.8 million with an interest rate of 6.98% and a term of 15 years. The proceeds were used to pay down debt associated with the acquisition of Signature. The note is secured by a mortgage on a portion of the property in Modesto, California acquired via the Signature acquisition. The Company did not issue any significant long-term debt in 2006. During 2005, the Company issued a mortgage to GE Capital for $8.0 million with an interest rate of 6.35% and a term of 15 years. The proceeds were used to finance new warehouse construction in Janesville and Cambria, Wisconsin. The Company also has a number of industrial revenue bonds totaling $24.5 million.

At March 31, 2007, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are as follows (in thousands):

2008	$9,825
2009	10,095
2010	38,668
2011	64,726
2012	6,839
Thereafter	90,067

Restrictive Covenants

Our credit facilities contain covenants that restrict our ability to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments (including investments), sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers. Our credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. We are in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2007. The most restrictive financial covenant in the credit agreements is the adjusted debt to total capitalization ratio.

Capital Expenditures

Capital expenditures in 2007 totaled $21.6 million and included a $4.8 million warehouse project in Payette, Idaho and a $3.5 million can line in Marion, New York, equipment replacements and other improvements, and economic return and cost saving projects. Capital expenditures in 2006 totaled $11.9 million and included a $2.3 million waste treatment expansion in Montgomery, Minnesota, equipment replacements and other improvements, and economic return and cost saving projects. Capital expenditures in 2005 totaled $14.4 million and included $7.4 million of construction costs for three warehouse expansion projects in Geneva, New York, Janesville, Wisconsin, and Cambria, Wisconsin together with equipment replacement and cost saving projects.

Inventories

In 2007, inventories increased by $61.7 million primarily reflecting the effect of $66.0 million of inventory attributable to the Signature acquisition. In 2006, inventories increased by $12.8 million primarily reflecting the effect of higher quantities on hand associated with the large harvest in the summer of 2005, partially offset by unit cost reductions.

Critical Accounting Policies

During the year ended March 31, 2007, the Company sold for cash, on a bill and hold basis, $181.9 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

Trade promotions are an important component of the sales and marketing of the Company’s branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retail stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant, and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are evaluated if the undiscounted value of the cash flows is less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value.

Obligations and Commitments

As of March 31, 2007, the Company is obligated to make cash payments in connection with our capital leases, debt, and operating leases. The effect of these obligations and commitments on our liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require termination or severance payments as part of any early termination.

Contractual Obligations
March 31, 2007

	2008	2009-10	2011-12	2013 and beyond	Total

Long-term debt	$9,825	$48,763	$71,565	$90,067	$220,220
Interest	18,072	32,390	22,559	32,841	105,862
Operating lease
obligations	19,371	29,910	19,165	5,501	73,947
Purchase commitments	186,346	—	—	—	186,346
Capital lease obligations	208	—	—	—	208
Total	$233,822	$111,063	$113,289	$128,409	$586,583

In addition, the Company’s defined benefit plan has an unfunded pension liability of $11.8 million which is subject to certain actuarial assumptions.

Purchase commitments represent estimated payments to growers for crops during the 2007 season.

We have no material off-balance sheet debt or other unrecorded obligations other than the items noted above.

Standby Letters of Credit

We have standby letters of credit for certain insurance-related requirements and capital leases. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2007, we had $14.0 million in outstanding standby letters of credit. These standby letters of credit are supported by our revolving credit facility and reduce borrowings available under the Revolver.

Cash Flows

In 2007, our cash and cash equivalents increased by $2.5 million, which is due to the net impact of $70.2 million provided by operating activities, $10.7 million used in investing activities, and $57.0 million used by financing activities.

Operating Activities

Cash provided by operating activities increased to $70.2 million in 2007 from $31.8 million in 2006. The increase is primarily a function of higher operating earnings in 2007 and the lower inventory buildup in 2007 versus 2006 after considering the impact of the Signature acquisition, partially offset by higher income tax payments in 2007 than 2006. The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The vast majority of the inventories are produced during the packing months, from June through November, and then depleted during the remaining six months. Cash flow from operating activities is one of our main sources of liquidity.

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

Investing Activities

Cash used in investing activities was $10.7 million for 2007, primarily reflecting the cash requirements of the Signature acquisition were more than offset by proceeds from the sale of assets, primarily involving the divestiture of one plant and associated warehouses purchased in the Signature acquisition. Capital expenditures aggregated $21.6 million in 2007 versus $11.9 million in 2006. The increase is primarily attributable to equipment replacements and other improvements, including the $4.8 million construction of a warehouse expansion project in Payette, Idaho.

Cash used in investing activities was $10.7 million in 2006, principally reflecting capital expenditures partially offset by $1.2 million in proceeds from the sale of certain fixed assets. Capital expenditures aggregated $11.9 million in 2006 versus $14.4 million in 2005. Capital expenditures in 2006 included a $2.3 million waste treatment expansion in the Midwest, equipment replacements and other improvements, and economic return and cost saving projects.

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

Financing Activities

Cash used in financing activities was $57.0 million in 2007. During 2007, we borrowed cash to fund the Signature acquisition.

Cash used in financing activities was $20.2 million in 2006 principally consisting of the repayment of $17.0 million in long-term debt and the repayment of $3.7 million in notes payable.

Cash used in financing activities was $9.2 million in 2005 principally consisting of the repayment of $21.9 million in long-term debt partially offset by the $9.1 million in proceeds from long-term debt.

RESULTS OF OPERATIONS

Fiscal 2007 versus Fiscal 2006

Classes of similar products/services:	2007	2006	2005
	(In thousands)
Net Sales:
GMOI	$210,313	$240,490	$225,527
Canned vegetables	579,731	573,779	574,802
Frozen vegetables	35,696	29,464	28,304
Fruit and chip products	183,338	26,640	23,358
Other	15,775	13,450	12,283
Total	$1,024,853	$883,823	$864,274

Net sales for fiscal 2007 increased $141.0 million, or 16%, from $883.8 million to $1,024.9 million. The increase primarily reflects the eight months of activity related to the Signature acquisition which was reflected in the $156.7 million increase in fruit and chip product sales partially offset by the planned decline in GMOI sales of $30.2 million.

Cost of product sold as a percentage of sales decreased slightly from 88.5% in 2006 to 88.2% in 2007 primarily reflecting mix issues plus the Company’s overall cost structure continued to benefit. from the closure of three processing facilities in connection with the plant restructuring program implemented in 2005.

Selling, general and administrative expense increased slightly from 5.3% of sales in 2006 to 5.7% in 2007 principally reflecting higher administrative costs incurred during the first several months after the Signature acquisition.

Plant restructuring costs decreased from $1.9 million in 2006 to $0.7 million in 2007 and are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense increased from $15.8 million in 2006 to $20.9 million in 2007 primarily reflecting the new debt supporting the Signature acquisition.

Other income of $4.9 million in 2007 primarily reflects the effect of a $5.2 million gain on the sale of certain fixed assets partially offset by a non-cash loss of $0.3 million on the disposal of property, plant and equipment. Other expense of $1.1 million in 2006 primarily reflects the effect of a $1.9 million non-cash loss on the disposal of property, plant and equipment which was partially offset by a $1.0 million gain on the sale of certain fixed assets.

As a result of the above factors, pre-tax earnings increased from $35.5 million in 2006 to $44.9 million in 2007. The effective tax rate was 28.6% in 2007 and 38.0% in 2006. The decrease in the 2007 effective tax rate reflects additional tax credits (5.6%) included in the 2007 rate and reversal of tax reserves (3.5%).

Fiscal 2006 versus Fiscal 2005

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

Cost of product sold as a percentage of sales decreased from 90.9% in 2005 to 88.5% in 2006 primarily reflecting favorable manufacturing variances associated with the excellent growing season which drove improved crop yields and plant recovery rates. Furthermore, the Company’s overall cost structure benefited from the closure of three processing facilities in connection with the plant restructuring program implemented in 2005.

Selling, general and administrative expense remained unchanged at 5.3% of sales.

Plant restructuring costs decreased from $7.7 million in 2005 to $1.9 million in 2006 and are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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

Recently Issued Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how we should recognize, measure, present, and disclose in our financial statements uncertain tax positions that we have taken or expect to take on a tax return (including our decision whether to file or not to file a return in a particular jurisdiction). FIN 48 is applicable to all uncertain tax positions for taxes accounted for under FASB Statement No. 109, Accounting for Income Taxes, and substantially changes the applicable accounting model. FIN 48 is likely to cause greater volatility in our income statements as more items are recognized discretely within income tax expense. FIN 48 is effective beginning with our first quarter of fiscal 2008 for the Company. The Company estimated the impact of this statement and determined it is not expected to have a material affect on its financial condition or results of operations.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FASB 157”). FASB 157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. FASB 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect that the adoption of FASB 157 will have a material impact on its results of operations or financial position; however, additional disclosures will be required under FASB 157.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $8.6 million in cash equivalents as of March 31, 2007. As a result of its regular borrowing activities, the Company’s operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions and seasonal working capital requirements. In addition, long-term debt includes secured notes payable and capital lease obligations. Long-term debt bears interest at fixed and variable rates. With $118.5 million in average variable-rate debt during fiscal 2007, a 1% change in interest rates would have had a $1.2 million effect on interest expense. The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2007.

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, and packaging materials are commodities that may experience price volatility caused by external factors including market fluctuations, availability, currency fluctuations, and changes in governmental regulations and agricultural programs. These events can result in reduced supplies of these materials, higher supply costs, or interruptions in our production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. In light of the recent volatility in steel pricing, a 5% change in steel unit costs would equate to a $6.5 million cost impact.

The Company does not currently use derivative instruments to potentially alter its interest rate or commodity risks.

Interest Rate Sensitivity of Long-Term Debt, Capital Lease Obligations and Short-Term Investments
March 31, 2007
(In thousands)

EXPECTED MATURITY DATE
	2008	2009	2010	2011	2012	Thereafter	Total Weighted Average	Estimated Value

Fixed-rate L/T debt:
Principal cash flows	$10,033	$10,095	$38,668	$6,434	$6,839	$67,437	$139,506	$135,573
Average interest rate	6.40%	6.51%	6.76%	7.63%	7.68%	7.35%	7.00%	-
Variable-rate L/T debt:
Principal cash flows	$-	$-	$-	$58,292	$-	$22,630	$80,922	$80,922
Average interest rate	-%	-%	-%	6.57%	-%	5.70%	6.33%	-
Average Revolver debt:
Principal cash flows							$95,628	$95,628
Average interest rate							6.63%	-
Short-term investments:
Average balance							$531	$531
Average interest rate							5.20%	-

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

Years ended March 31,	2007	2006	2005

Net sales	$1,024,853	$883,823	$864,274

Costs and expenses:
Cost of product sold	905,207	782,351	785,799
Selling, general, and administrative expense	57,988	47,195	45,929
Plant restructuring	713	1,920	7,678
Total costs and expenses	963,908	831,466	839,406
Operating income	60,945	52,357	24,868
Other (income) expense, net	(4,933)	1,115	(3,757)
Interest expense, net of interest income of
$31, $286, and $102, respectively	20,936	15,784	16,592

Earnings before income taxes	44,942	35,458	12,033
Income taxes	12,875	13,465	4,126
Net earnings	$32,067	$21,993	$7,907

Basic earnings per common share	$2.65	$1.97	$0.71

Diluted earnings per common share	$2.63	$1.96	$0.70

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2007	2006

Assets
Current Assets:
Cash and cash equivalents	$8,552	$6,046
Accounts receivable, less allowance for doubtful accounts
of $504 and $445, respectively	55,500	46,618
Inventories:
Finished products	286,866	231,663
In process	21,635	22,012
Raw materials and supplies	71,986	65,095
Deferred income taxes	6,260	6,426
Assets held for sale	-	1,369
Other current assets	640	2,141
Total Current Assets	451,439	381,370
Other assets	3,041	5,273
Property, Plant, and Equipment:
Land	15,840	9,945
Building and improvements	134,866	119,937
Equipment	273,600	275,667
	424,306	405,549
Less accumulated depreciation and amortization	252,071	257,048
Net Property, Plant, and Equipment	172,235	148,501
Total Assets	$626,715	$535,144

Liabilities and Stockholders’ Equity
Current Liabilities:
Notes payable	$-	$57,029
Accounts payable	58,615	42,229
Accrued vacation	8,999	7,206
Other accrued expenses	38,980	29,518
Current portion of long-term debt and capital lease obligations	10,033	9,788
Income taxes	357	6,090
Total Current Liabilities	116,984	151,860
Long-term debt, less current portion	210,395	138,813
Capital lease obligations, less current portion	-	3,773
Other liabilities	21,645	15,381
Deferred income taxes	4,120	7,538
Total Liabilities	353,144	317,365
Commitments and contingencies (Note 13)
Stockholders’ Equity:
Preferred stock	69,619	54,486
Common stock	3,075	2,890
Accumulated other comprehensive loss	(1,253)	-
Additional paid-in capital	28,277	17,810
Retained earnings	173,853	142,593
Total Stockholders’ Equity	273,571	217,779
Total Liabilities and Stockholders’ Equity	$626,715	$535,144

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2007	2006	2005
Cash flows from operating activities:
Net earnings	$ 32,067	$ 21,993	$ 7,907
Adjustments to reconcile net earnings to
net cash provided by operations:
Depreciation and amortization	22,881	23,793	29,178
Deferred income tax benefit	(2,451)	(4,344)	(1,552)
Gain on the sale of assets	(5,273)	(966)	(4,469)
Impairment provision and other expenses	340	2,081	5,673
Changes in operating assets and liabilities (excluding
the effects of business combination):
Accounts receivable	6,294	(2,591)	2,516
Inventories	24,813	(24,300)	(24,187)
Other current assets	6,161	5,051	4,906
Accounts payable, accrued expenses,
and other liabilities	(8,869)	3,838	(1,218)
Income taxes	(5,733)	7,289	(748)
Net cash provided by operations	70,230	31,844	18,006

Cash flows from investing activities:
Proceeds from the sale of assets	32,227	1,215	6,233
Business acquisition	(22,288)	-	-
Additions to property, plant, and equipment	(21,627)	(11,906)	(14,415)
Cash received from business acquisition	952	-	-
Net cash used in investing activities	(10,736)	(10,691)	(8,182)

Cash flows from financing activities:
Payments of long-term debt and capital lease obligations	(452,982)	(17,039)	(21,856)
Proceeds from issuance of long-term debt	396,738	397	9,146
Payments on notes payable	(40,936)	(315,185)	(283,087)
Borrowings on notes payable	39,390	311,481	285,425
Change in other assets	825	83	1,180
Preferred dividends paid	(23)	(23)	(23)
Net cash used in financing activities	(56,988)	(20,286)	(9,215)

Net increase in cash and cash equivalents	2,506	867	609
Cash and cash equivalents, beginning of year	6,046	5,179	4,570
Cash and cash equivalents, end of year	$8,552	$6,046	$5,179

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$20,187	$15,260	$16,973
Income taxes	21,059	10,520	6,425
Supplemental information of non-cash investing and
financing activities

$25.0 million of Preferred Stock was issued in partial consideration for the Signature acquisition in 2007. The Company assumed $45.5 million of long-term debt related to the Signature acquisition. The Company acquired a $3.6 million note receivable from the sale of the Washington corn processing facility in 2006.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Comprehensive Income

Balance March 31, 2004	$56,338	$2,859	$15,989	$2,324	$112,739
Net earnings	-	-	-	-	7,907	$7,907
Cash dividends paid
on preferred stock	-	-	-	-	(23)	-
Preferred stock conversion	(3)	-	3	-	-	-
Net unrealized gain on
investments (net of tax $16)	-	-	-	32	-	32
Net reclassification of accumulated
other comprehensive loss
(net of tax $1,160)	-	-	-	(2,356)	-	(2,356)
Balance March 31, 2005	56,335	2,859	15,992	-	120,623	$5,583
Net earnings	-	-	-	-	21,993	$21,993
Cash dividends paid
on preferred stock	-	-	-	-	(23)	-
Preferred stock conversion	(1,849)	31	1,818	-	-	-
Balance March 31, 2006	54,486	2,890	17,810	-	142,593	$21,993
Net earnings	-	-	-	-	32,067	$32,067
Preferred stock issued	25,000	-	-	-	-	-
Beneficial conversion	-	-	784	-	(784)	-
Cash dividends paid
on preferred stock	-	-	-	-	(23)	-
Preferred stock conversion	(9,867)	185	9,683	-	-	-
Accumulated other comprehensive
loss (net of tax $801)	-	-	-	(1,253)	-	-
Balance March 31, 2007	$69,619	$3,075	$28,277	$(1,253)	$173,853	$32,067

	Preferred Stock					Common Stock
	6% Cumulative Par Value $.25 Callable at Par Voting	10% Cumulative Par Value $0.25 Convertible Voting	Participating Convertible Par Value $.025	2003 Series Participating Convertible Par Value $.025	2006 Series Participating Convertible Par Value $.025	Class A Common Stock Par Value $.25	Class B Common Stock Par Value $.25

Shares authorized: March 31, 2007	200,000	1,400,000	4,166,667	967,742	1,025,220	20,000,000	10,000,000
Shares issued and outstanding:
March 31, 2005	200,000	807,240	3,443,359	967,742	-	3,951,717	2,762,905
March 31, 2006	200,000	807,240	3,436,809	853,500	-	4,074,509	2,760,905
March 31, 2007	200,000	807,240	2,991,344	559,790	1,025,220	4,813,684	2,760,905
Stock Amount	$50	$202	$35,691	$8,676	$25,000	$1,204	$1,871
See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations - Seneca Foods Corporation and subsidiaries (the “Company”) conducts its business almost entirely in food processing, operating 25 plants and warehouses in seven states. The Company markets branded and private label processed foods to retailers and institutional food distributors.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the year ended 2007, the Company sold for cash, on a bill and hold basis, $181.9 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

Trade promotions are an important component of the sales and marketing of the Company’s branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retailers’ stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of our total sales. GMOI sales represented 21%, 27% and 26% of net sales in fiscal 2007, 2006 and 2005, respectively. The top ten customers represented approximately 50%, 55% and 52%, of net sales for fiscal 2007, 2006 and 2005, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit, however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents - The Company considers all highly liquid instruments purchased with an original maturity of three months or less as short-term investments.

Deferred Financing Costs - Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt.

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

Notes to Consolidated Financial Statements (continued)

Advertising Costs - Advertising costs are expensed as incurred.

Doubtful Accounts - A provision for doubtful accounts is recorded based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies (accounts over 15 days past due) and charge-offs (accounts removed from accounts receivable for expectation of non-payment), and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is possible that the Company’s loss experience may change in the future.

Earnings per Common Share - The Company has three series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock must be calculated using the “two-class” method by dividing the earnings allocated to common stockholders by the weighted average of common shares outstanding during the period.

Diluted earnings per share is calculated by dividing earnings allocated to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the “if-converted” method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Years ended March 31,	2007	2006	2005
	(In thousands, except per share amounts)
Basic
Net earnings	$32,067	$21,993	$7,907
Deduct preferred stock dividends	807	23	23

Undistributed earnings	31,260	21,970	7,884
Earnings allocated to participating
Preferred	11,797	8,522	3,126

Earnings allocated to common
Shareholders	$19,463	$13,448	$4,758

Weighted average common shares
Outstanding	7,353	6,811	6,714

Basic earnings per common share	$2.65	$1.97	$0.71
Diluted
Earnings allocated to common
Shareholders	$19,463	$13,448	$4,758
Add dividends on convertible
preferred stock	20	20	20
Earnings applicable to common
stock on a diluted basis	$19,483	$13,468	$4,778
Weighted average common shares
outstanding-basic	7,353	6,811	6,714
Additional shares to be issued under
full conversion of preferred stock	67	67	67

Total shares for diluted	7,420	6,878	6,781
Diluted earnings per share	$2.63	$1.96	$0.70

Depreciation and Valuation - Property, plant, and equipment are stated at cost or, in the case of capital leases, the present value of future lease payments. For financial reporting, the Company provides for depreciation and capital lease amortization on the straight-line method at rates based upon the estimated useful lives of the various assets or term of lease, if shorter. Depreciation and capital lease amortization was $22,043,000, $23,011,000, and $28,503,000 in fiscal 2007, 2006, and 2005, respectively. The estimated useful lives are as follows: buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment.

Notes to Consolidated Financial Statements (continued)

Impairment losses are evaluated if the undiscounted value of the cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were no significant impairment losses included in Plant Restructuring in 2007 or 2006. There were $4,960,000 of impairment losses in 2005 included in Plant Restructuring (see Plant Restructuring, note 14). Assets held for sale are carried at the lower of estimated fair value less selling costs or depreciated value at date of determination to sell.

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

Recently Issued Accounting Standards - In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expect to take on a tax return (including our decision whether to file or not to file a return in a particular jurisdiction). FIN 48 is applicable to all uncertain tax positions for taxes accounted for under FASB Statement No. 109, Accounting for Income Taxes, and substantially changes the applicable accounting model. FIN 48 is likely to cause greater volatility in the Company’s income statements as more items are recognized discretely within income tax expense. FIN 48 is effective beginning with the Company’s first quarter of fiscal 2008. The Company estimated the impact of this statement and determined it is not expected to have a material affect on its financial condition or results of operations.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“FASB 157”). FASB  157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. FASB 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect that the adoption of FASB 157 will have a material impact on its results of operations or financial position; however, additional disclosures will be required under FASB 157.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2. Acquisition

On August 18, 2006, the Company completed its acquisition of 100% of the membership interest in Signature Fruit Company, LLC (“Signature”) from John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company. The rationale for the acquisition was twofold: (1) to broaden the Company’s product offerings into the canned fruit business; and (2) to take advantage of distribution efficiencies by combining vegetables and fruits on shipments since the customer base of the two companies is similar. The purchase price totaled $47.3 million plus the assumption of certain liabilities.

This acquisition was financed with proceeds from a newly expanded $250.0 million revolving credit facility, and $25.0 million of the Company’s Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company’s Class A Common Stock on a one-for-one basis subject to antidilution adjustments. The Preferred Stock was valued at $24.385 per share based on the market value of the Class A Common Stock during the 30 day average period prior to the acquisition. A non-cash dividend of $784,000 was recorded based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company’s Class A Common Stock when the acquisition was announced.

Notes to Consolidated Financial Statements (continued)

The purchase price to acquire Signature was allocated based on the internally developed fair value of the assets and liabilities acquired. The purchase price of $47.3 million has been calculated as follows (in millions):

Cash	$20.0
Issuance of convertible preferred stock	25.0
Closing cost	2.3
Purchase price	$47.3

The total purchase price of the transaction has been allocated as follows:

Current assets	$131.6
Property, plant and equipment	25.5
Other assets	2.3
Current liabilities	(58.6)
Long-term debt	(45.5)
Other non-current liabilities	(8.0)
Total	$47.3

The Company’s consolidated statement of net earnings for the year ended March 31, 2007 includes eight months of the acquired Signature operations. A condensed pro forma income statement as if the operations were acquired at the beginning of the years presented follows:

	2007	2006
	(unaudited)
Net sales	$1,089,609	$1,126,810

Cost of product sold	964,834	1,017,212
Selling, general and administrative expense	62,545	58,043
Plant restructuring	713	1,920
Interest expense (net)	24,908	31,397
Other (income) expense (net)	(3,326)	2,865
Total Costs and Expenses	1,049,674	1,111,437

Earnings Before Income Taxes	39,935	15,373
Income Taxes	11,123	6,435
Net Earnings	$28,812	$8,938
Basic Earnings Per Share	$2.37	$0.80
Diluted Earnings Per Share	$2.35	$0.80

3. Lines of Credit

The Company primarily funds its capital expenditures, acquisitions and working capital requirements through bank borrowings. On August 18, 2006, in connection with the acquisition of Signature, the Company entered into a $250 million five-year floating rate secured revolving credit facility (the “Revolver”) with various banks. The final maturity date is August 18, 2011. As of March 31, 2007, the outstanding balance of the Revolver was $58,292,000, with a weighted average interest rate of 6.57%, and is included in long-term debt on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $435,987,000. There were $57,029,000 in bank borrowings under the Revolver at March 31, 2006. The Company had $13,973,000 and $5,937,000 of outstanding standby letters of credit as of March 31, 2007 and 2006, respectively, that reduce borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.

Notes to Consolidated Financial Statements (continued)

4. Long-Term Debt

	2007	2006
	(In thousands)
Secured note payable to insurance company,
8.03%, due through 2014	$64,517	$67,816
Revolving credit facility,
6.57%, due through 2011	58,292	-
Secured subordinated promissory
note, 8.00%, due through 2010	39,118	42,618
Secured promissory note,
6.98%, due through 2021	23,573	-
Secured Industrial Revenue Development Bonds,
5.70% and 4.89%, due through 2029	22,630	22,630
Secured promissory note,
6.35%, due through 2020	7,072	7,438
Secured Industrial Revenue Development Bond,
5.69%, due through 2010	1,889	2,550
Secured notes payable to utility company,
3.00%, due through 2011	1,026	1,414
Other	2,103	3,463
	220,220	147,929
Less current portion	9,825	9,116
	$210,395	$138,813

During 2007, the Company re-evaluated its classification of the Revolving Credit Facility as a current liability. The Company decided that it was appropriate to classify it as a long-term liability due to its five-year term and the fact that it met the criteria required by the accounting standards for this classification.

The Company’s credit facilities, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness; pay dividends on and redeem our capital stock; make other restricted payments, including investments; sell our assets; incur liens; transfer all or substantially all of our assets; and enter into consolidations or mergers. The Company’s credit facilities also require us to meet certain financial tests, including minimum fixed charge coverage, minimum interest coverage, and maximum total debt ratios. These financial requirements and ratios generally become more restrictive over time, subject to allowances for seasonal fluctuations. The Company is in compliance with all such financial covenants, and were in compliance therewith as of March 31, 2007. The most restrictive financial covenant in the credit agreements is adjusted debt to total capitalization ratio.

As of March 31, 2007, the most restrictive credit agreement limitation on the Company’s payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000 reduced by aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock.

Notes to Consolidated Financial Statements (continued)

The Company has four Industrial Revenue Bonds (“IRB’s”) totaling $22,630,000, which are secured by direct pay letters of credit. The interest rates in the table above reflect the direct pay letters of credit costs and amortization of other related costs for those IRB’s. Other than the four IRB’s above, the carrying value of assets pledged for secured debt, including the $250 million Revolver is $543,475,000.

Debt repayment requirements for the next five fiscal years are:

(In thousands)
2008	$ 9,825
2009	10,095
2010	38,668
2011	64,726
2012	6,839
Thereafter	90,067
Total	$ 220,220

5. Leases

The Company leases a portion of its equipment and buildings. Capitalized leases consist of equipment leases, which bear interest rates from 1.42% to 1.45%. Other leases include operating leases expiring at various dates through 2016. Generally, operating leases provide for early purchase options one year prior to expiration.

Leased assets under capital leases consist of the following:

	2007	2006
	(In thousands)

Land	$-	$67
Buildings	-	1,033
Equipment	1,551	11,262
	1,551	12,362
Less accumulated amortization	868	11,026
	$683	$1,336

Notes to Consolidated Financial Statements (continued)

The following is a schedule, by year, of minimum rental payments due under leases as of March 31, 2007:

	Operating	Capital
	(In thousands)
Years ending March 31:
2008	$19,371	$209
2009	16,016	-
2010	13,894	-
2011	10,746	-
2012	8,419	-
2013-2017	5,501	-
Total minimum payment required	$73,947	$209
Less interest		1
Present value of minimum lease payments		208
Amount due within one year		208
Long-term capital lease obligations		$-

Rental expense in fiscal 2007, 2006, and 2005 was $25,939,000, $23,999,000, and $23,059,000, respectively

6. Income Taxes

The Company files a consolidated income tax return. The provision for income taxes is as follows:
	2007	2006	2005
	(In thousands)
Current:
Federal	15,029	14,852	4,489
State	297	2,957	1,189
	$15,326	$17,809	$5,678

Deferred:
Federal	(1,452)	(3,898)	(1,448)
State	(999)	(446)	(104)
	(2,451)	(4,344)	(1,552)
Total income taxes	$12,875	$13,465	$4,126

Notes to Consolidated Financial Statements (continued)

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2007	2006	2005
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of
federal tax benefit)	2.8	4.5	5.9
State tax credits	(1.9)	-	-
R&D credit	(3.7)	-	-
Manufacturer’s deduction	(1.3)	(1.6)	-
Reversal of tax reserves	(3.5)	(1.0)	(4.2)
Other permanent differences
not deductible	0.2	0.4	1.7
Tax-exempt income	(0.5)	(0.3)	-
Other	1.5	1.0	(4.1)
Effective income tax rate	28.6%	38.0%	34.3%

The 3.5% reduction in tax reserves for March 2007 was due to Federal and State accrual adjustments from the prior year for permanent and other provision to return adjustments and changes in sales allocation factors in various states resulting in additional refundable taxes.

The following is a summary of the significant components of the Company’s deferred income tax assets and liabilities as of March 31, 2007 and 2006:

	2007	2006
	(In thousands)
Deferred income tax liabilities:
Property basis and depreciation difference	$9,868	$11,504
Inventory valuation	183	-
Other	762	264
	$10,813	$11,768
Deferred income tax (assets) liabilities:
Future tax credits	4,371	-
Inventory valuation	-	1,238
Employee benefits	2,189	2,810
Pension	4,849	4,073
Insurance	3,973	2,138
Other comprehensive loss	801	-
Deferred gain on sale/leaseback	223	331
Severance	85	66
	16,491	10,656
Valuation allowance	3,538	-
Net deferred income tax (asset) liability	$(2,140)	$1,112

Net current deferred income tax assets of $6,260,000 and $6,426,000 as of March 31, 2007 and 2006, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax liabilities of $4,120,000 and $7,538,000 as of March 31, 2007 and 2006, respectively.

Notes to Consolidated Financial Statements (continued)

The Company has State tax credit carryforwards amounting to $3,538,000 (New York, net of Federal impact) and $833,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2021 (New York) and 2023 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109. At March 31, 2007, the Company has recorded a valuation allowance amounting to $3,538,000, which relates primarily to tax credit carryforwards for which management has concluded it is more likely than not that these will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

7. Stockholders’ Equity

Preferred Stock - The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 (“6% Preferred”); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors (“Class A Preferred”). The Board of Directors has designated five series of Class A Preferred Stock including 10% Cumulative Convertible Voting Preferred Stock—Series A (“Series A Preferred”); 10% Cumulative Convertible Voting Preferred Stock—Series B (“Series B Preferred”); Convertible Participating Preferred Stock; Convertible Participating Preferred Stock, Series 2003; and Convertible Participating Preferred Stock, Series 2006.

The Convertible Participating Preferred Stock, Convertible Participating Preferred Stock, Series 2003 and Convertible Participating Preferred Stock, Series 2006 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2007, 2006 or 2005. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred Stock and may be reissued as part of another series of Class A Preferred Stock. As of March 31, 2007, the Company has an aggregate of 2,223,646 shares of non-designated Class A Preferred Stock authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation value of $12 per share and has 2,991,344 shares outstanding as of March 31, 2007 after conversion of 445,465 shares into Class A Common Stock during fiscal 2007. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the CPF acquisition. The 967,742 shares issued in that acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation value of $15.50 per share and has 559,790 shares outstanding as of March 31, 2007 after conversion of 293,710 shares into Class A Common Stock during fiscal 2007. The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition. The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation value of $24.385 per share and has 1,025,220 shares outstanding as of March 31, 2007. A non-cash dividend of $784,000 was recorded based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company’s Class A Common Stock when the acquisition was announced.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2007 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2007 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2007 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2007, 2006 and 2005.

Notes to Consolidated Financial Statements (continued)

Common Stock - The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2007 and 2006. Additionally, there were 4,576,354 and 4,290,309 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2007 and 2006, respectively.

8. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

Notes to Consolidated Financial Statements (continued)

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2007 and a statement of the funded status as of March 31, 2007 and 2006:

	2007	2006
	(In thousands)
Change in Benefit Obligation Benefit obligation at beginning of year	$81,260	$74,683
Service cost	4,057	3,998
Interest cost	4,442	4,124
Actuarial gain	1,035	1,414
Benefit payments and expenses	(3,381)	(2,959)
Benefit obligation at end of year	$87,413	$81,260

Change in Plan Assets Fair value of plan assets at beginning of year	$66,671	$62,972
Actual return on plan assets	9,823	6,658
Employer contributions	2,500	-
Benefit payments and expenses	(3,381)	(2,959)
Fair value of plan assets at end of year	$75,613	$66,671

	2007	2006
	(In thousands)
Funded Status

Funded status at end of year	$(11,800)	$(14,589)
Unrecognized transition asset	-	(1,609)
Unrecognized loss	-	6,419
Accrued benefit cost	$(11,800)	$(9,779)

The Company adopted FASB Statement No. 158 as required effective March 31, 2007. This statement requires companies with defined benefit plans and certain other plans to recognize on the balance sheet the difference between benefit obligations and any plan assets of those benefit plans.

	Before Application	Incremental Effect	After Application
	(In thousands)
Incremental Effect of Applying FASB No. 158

Other liabilities	$-	$2,054	$2,054
Deferred income tax asset	5,459	801	6,260
Accumulated other comprehensive loss	-	1,253	1,253

Notes to Consolidated Financial Statements (continued)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2007, 2006, and 2005:

	2007	2006	2005
	(In thousands)
Service cost	$4,057	$3,998	$3,050
Interest cost	4,442	4,124	3,987
Expected return on plan assets	(5,756)	(5,377)	(5,183)
Amortization of transition asset	(276)	(276)	(276)
Amortization of net gain	-	50	-
Net periodic benefit cost	$2,467	$2,519	$1,578

The Plan’s accumulated benefit obligation was $78,064,000 at March 31, 2007, and $72,552,000 at March 31, 2006.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

Notes to Consolidated Financial Statements (continued)

The assumptions used to measure the Company’s benefit obligation are shown in the following table:

	2007	2006

Discount rate	5.50%	5.50%
Expected return on plan assets	8.75%	8.75%
Rate of compensation increase	3.50%	3.50%

Plan Assets

	Target Allocation	Percentage of Plans Assets at March 31,
	2008	2007	2006
Plan Assets:
Equity securities	99%	99%	98%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	2
Total	100%	100%	100%

Expected Return on Plan Assets
The expected rate of return on Plan assets is 8.75%. The Company expects 8.75% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the pension plan’s target asset allocation.

Investment Policy and Strategy
The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the pension plans. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time. The Plan holds the Company’s common stock with a fair market value of $7,868,000 as of March 31, 2007.

Cash Flows

The Company does not expect to have to fund the Plan in 2008.

Estimated future benefit payments reflecting expected
future service for the fiscal years ending March 31:

2008	$3,330
2009	3,551
2010	3,672
2011	3,909
2012	4,141
2013-2017	23,794

The Company also has Employees’ Savings 401(k) Plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1,077,000, $1,240,000, and $1,519,000, in fiscal 2007, 2006, and 2005, respectively.

Notes to Consolidated Financial Statements (continued)

9. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company’s debt are summarized as follows:

	2007		2006
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)
Long-term debt, including
current portion	$220,220	$216,284	$147,929	$144,836
Notes payable	-	-	57,029	57,029
Capital leases, including
current portion	208	211	4,445	3,704

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

10. Common Stock of Moog Inc.

During 2005, the Company sold its investment in the common stock of Moog Inc. The sale provided proceeds of $4,578,000 and a realized gain of $3,862,000 included in Other (Income) Expense on the Consolidated Statements of Net Earnings. The gross unrealized holding gains of $3,749,000 at March 31, 2004 were included in Other Comprehensive Income at that date.

11. Other Income and Expense

Other income in 2007 consisted of recognizing a deferred gain of $2,800,000 from the sale of a processing facility in Washington. Gains were also recorded from the sale of various facilities located in Idaho, New York and Washington totaling $2,473,000. Other expenses included the write off of certain fixed assets of $340,000.

Other income in 2006 consisted of a gain of $427,000 from the sale of a processing facility in Washington and $539,000 from the sale of a warehouse located in Oregon. Other expenses include a non-cash loss on the disposal of property, plant and equipment of $1,938,000 and a $143,000 non-cash charge reflecting the write down of the corresponding pro-rata amount of deferred financing cost due to reducing the Revolver from $125 million to $100 million.

Other income in 2005 consisted of a gain of sale of Moog stock of $3,862,000 and a gain on the sale of certain fixed assets of $607,000. Other expenses included a $712,000 non-cash charge reflecting the write down of the corresponding pro-rata amount of deferred financing costs due to reducing the Revolver from $200 million to $125 million.

Notes to Consolidated Financial Statements (continued)

12. Segment Information

The Company manages its business on the basis of one reportable segment - the processing and sale of fruits and vegetables. The Company markets its product almost entirely in the United States. Export sales represent 8.7%, 9.0%, and 9.5% of total sales in 2007, 2006, and 2005, respectively. The Company has an Alliance Agreement with General Mills Operations, Inc. (GMOI) whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name. GMOI continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products. In 2007, 2006, and 2005, the sale of Green Giant vegetables accounted for 21%, 27%, and 26% of net sales, respectively. The following information is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”:

Classes of similar products/services:	2007	2006	2005
	(In thousands)
Net Sales:
GMOI	$210,313	$240,490	$225,527
Canned vegetables	579,731	573,779	574,802
Frozen vegetables	35,696	29,464	28,304
Fruit and chip products	183,338	26,640	23,358
Other	15,775	13,450	12,283
Total	$1,024,853	$883,823	$864,274

The fruit and vegetable component, consisting of GMOI, canned vegetables, fruit and frozen vegetables, represents 99%, 99% and 99% of assets and 96%, 92% and 101% of pre-tax earnings in 2007, 2006 and 2005, respectively.

13.	Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, worker’s compensation and other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

The Company is one of a number of business and local government entities which contributed waste materials to a landfill in Yates County in upstate New York, which was operated by a party unrelated to the Company primarily in the 1970’s through the early 1980’s. The Company’s wastes were primarily food and juice products. The landfill contained some hazardous materials and was remediated by the State of New York. The New York Attorney General has advised the Company and other known non-governmental waste contributors that New York has sustained a total remediation cost of $4.9 million and seeks recovery of half that cost from the non-governmental waste contributors. The Company is one of four identified contributors (“Group”) who cooperatively are investigating the history of the landfill so as to identify and seek out other potentially responsible parties who are not defunct and are financially able to contribute to the non-governmental parties’ reimbursement liability. The Group has offered a settlement but has not received a response from the State. The Company does not believe that any ultimate settlement in excess of the amount accrued will have a material impact on its financial position or results of operations.

In early 1999, the Company sold to Tree Top, Inc. its applesauce business, including a plant in Prosser, Benton County, Washington. In the sale agreement governing the transaction, the Company represented to Tree Top that it was in compliance with all environmental laws. In 2003, the Benton County Clean Air Authority (“BCAA”) brought an enforcement action against Tree Top under Title V of the Clean Air Act and related State of Washington statutes, alleging that Tree Top was violating the Clean Air Act by failing to register the facility with BCAA pursuant to Title V. The BCAA also alleged that the facility failed to provide BCAA with a required notice of construction when it replaced a fourth boiler in the Prosser plant in 1988 when the Company was the sole owner. Tree Top has reached a settlement with the BCAA which, according to Tree Top, requires Tree Top to pay penalties and make modifications to equipment at a total cost of approximately $493,000. Tree Top had made a formal demand on the Company for reimbursement of the entire amount. On May 1, 2007, the Company made a payment in full settlement of this claim in an amount less than the original demand. It did not have a material impact on the Company’s financial position or results of operations.

Notes to Consolidated Financial Statements (continued)

During 2004, in its bankruptcy proceedings in the U.S. Bankruptcy Court for the District of Columbia, the Fleming Companies asserted various claims totaling approximately $3,211,000 against the Company and a subsidiary acquired in 2003 for (i) receipt of allegedly preferential payments under the U.S. Bankruptcy Code ($1,292,000), (ii) receipt of alleged overpayments ($1,139,000) and (iii) amounts allegedly owing under various vendor promotional programs ($780,000). During 2005, the Company settled and paid these claims for $399,000.

The Company has seven collective bargaining agreements with three unions covering approximately 900 of its full-time employees. The terms of these agreements result in wages and benefits, which are substantially the same for comparable positions for the Company’s non-union employees. Four collective bargaining agreements expire in calendar 2008, two agreements expire in calendar 2009, and one agreement expires in calendar 2010.

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

This restructuring program principally involved the closure of three processing facilities, including a green bean plant in upstate New York and corn plants in Wisconsin and Washington. In addition, the Company restructured the Payette, Idaho facility through the removal of canned meat production to focus exclusively on dry beans. The rationalization of the Company’s productive capacity has: (1) improved the Company’s overall cost structure and competitive position; (2) addressed the excess capacity situation arising from the acquisition of CPF; and (3) mitigated the effect of inflationary pressures on the Company’s raw material inputs such as steel and fuel.

The closure of the Washington corn processing facility coincided with an amendment to the Alliance Agreement with GMOI. Under the amendment, the Blue Earth, Minnesota facility was removed from the Alliance Agreement due to a reduction in GMOI volume requirements and is now operated by the Company as a non-Alliance facility. Additionally, GMOI agreed to reimburse the Company in the future for the remaining lease and depreciation costs at the Blue Earth facility which, on a net present value basis, approximates the closure costs associated with the Washington facility.

With the closure of the Washington corn processing facility in the fall of 2004, the Company’s labeling and warehousing requirements at the Salem, Oregon leased distribution facility were dramatically reduced. In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1,754,000 consisting of a provision for future lease payments of $1,306,000, a cash severance charge of $369,000, and a non-cash impairment charge of $79,000. In 2007, the Company recorded an additional restructuring charge of $657,000 consisting of a provision for future lease payments of $420,000, a cash severance charge of $151,000, a cash union pension charge of $69,000 and a non-cash impairment charge of $17,000. The Company intends to use a portion of the facility for warehousing and will attempt to sublease the remaining unutilized portion of the facility until the February 2008 expiration of the lease.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. As fiscal 2006 represented the final year of operation for the Dayton, Washington facility, the Company and GMOI negotiated a definitive agreement related to the closure of this facility. Under the terms of the agreement, any costs incurred by the Company related to the asparagus production prior to March 31, 2006 were paid by GMOI. The Company shall retain ownership of the real estate associated with the Dayton facility. In addition, the manufacturing equipment of the Dayton facility shall either be conveyed to GMOI, redeployed by the Company, or salvaged. Lastly, GMOI reduced the principal balance of the secured nonrecourse subordinated promissory note by $466,000 to $42,618,000, which represents the net book value of the equipment to be conveyed to GMOI or salvaged.

During 2006, the Company sold the previously closed corn processing facility in Washington for $0.5 million in cash and a $3.6 million note which carries an interest rate of 8% and was due in full on May 14, 2007. This note is secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $0.4 million of the gain was included in Other (Income) Expense, net and an additional $2.8 million of the gain on this sale was deferred in Other Long-Term Liabilities. During 2007, The Company collected the note prior to its original due date and recorded a gain on the sale of $2.8 million, which is included in Other (Income) Expense.

Notes to Consolidated Financial Statements (continued)

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2005, 2006, and 2007:

	Severance	Long-Lived Asset Charges	Other Costs	Total
	(In thousands)
Total expected
restructuring charge	$1,248	$5,304	$3,758	$10,310

Balance March 31, 2004	-	-	-	-
Second-quarter charge
to expense	619	-	-	619
Third-quarter charge
to expense	94	3,798	1,912	5,804
Fourth-quarter charge
to expense	13	1,162	80	1,255
Loss on disposal of
assets	-	(3,361)	-	(3,361)
Cash payments	(470)	-	-	(470)
Balance March 31, 2005	$256	$1,599	$1,992	$3,847
Second-quarter charge
to expense	368	77	1,016	1,461
Third-quarter charge
to expense	-	-	290	290
Disposal of assets	-	(1,676)	-	(1,676)
Cash payments	(458)	-	(527)	(985)
Fourth-quarter charge
to expense	3	250	(84)	169
Balance March 31, 2006	$169	$250	$2,687	$3,106
Third-quarter charge
to expense	-	-	374	374
Cash payments	(236)	-	(903)	(1,139)
Fourth-quarter charge
to expense	151	17	171	339
Balance March 31, 2007	$84	$267	$2,329	$2,680

Total costs incurred
to date	$1,164	$5,037	$1,429	$7,630

In addition, $771,000 was charged to cost of product sold in the second quarter of 2005 related to exiting a line of contract packing business.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2007 and 2006 and the related consolidated statements of net earnings, stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2007. We have also audited the accompanying schedule II, Valuation of Qualifying Accounts for each of the two years in the period ended March 31, 2007. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and schedule presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans as of March 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seneca Foods Corporation’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 8, 2007, expressed an unqualified opinion thereon.

/s/BDO Seidman, LLP
Milwaukee, Wisconsin

June 8, 2007

To the Board of Directors and Stockholders of
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated statements of net earnings, stockholders' equity, and cash flows of Seneca Foods Corporation and Subsidiaries for the year ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of the operations and the cash flows of Seneca Foods Corporation and Subsidiaries for the year ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP

Buffalo, New York
June 10, 2005

Shareholder Information and Quarterly Results

The Company’s common stock is traded on The NASDAQ Global Stock Market. The 4.8 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 266 and 257 shareholders of record, respectively. The high and low prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2007		2006
Quarter	High	Low	High	Low
First	$30.84	$19.67	$18.48	$15.75
Second	27.10	22.73	17.90	15.51
Third	27.35	23.95	20.88	17.25
Fourth	27.00	24.21	21.00	18.77

Class B:	2007		2006
Quarter	High	Low	High	Low
First	$32.25	$20.00	$20.00	$16.00
Second	28.99	22.66	17.90	16.00
Third	29.99	24.36	20.77	17.50
Fourth	26.25	24.00	20.75	19.00

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company’s Common Stock compared with the NASDAQ Market Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2002, in the Company’s Class B Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the peer group are H.J. Heinz Company, DelMonte Company, Hanover Foods, and Hain Celestial Group, Inc.

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group and Peer Group
250
200
150
100
50
0
Dollars
2002
2003
2004
2005
2006
2007
Years
Seneca Foods
Peer Group
NASDAQ US Total Return

As of March 31, 2007, the most restrictive credit agreement limitation on the Company’s payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2007:
Net sales	$148,341	$283,324	$391,012	$202,176
Gross Margin	20,859	34,226	37,344	27,217
Net Earnings	3,659	8,523	11,322	8,563
Basic earnings
per common share	.33	.65	.93	.70
Diluted earnings
per common share	.33	.65	.92	.70

Year ended March 31, 2006:
Net sales	$156,595	$244,169	$316,253	$166,806
Gross Margin	18,504	24,956	26,246	31,766
Net Earnings	2,420	3,687	6,936	8,950
Basic earnings
per common share	.22	.33	.62	.80
Diluted earnings
per common share	.22	.33	.62	.80

Certain previously reported amounts have been reclassified to conform to the current period classification.

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material costs and production levels. Due to the dependence on fruit and vegetable yields of the Company’s food processing segment, interim costing must be estimated.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this annual report are forward-looking statements as defined in the Private Securities Litigation Reform Act (PSLRA) of 1995. The Company wishes to take advantage of the “safe harbor” provisions of the PSLRA by cautioning that numerous important factors, which involve risks and uncertainties, including but not limited to economic, competitive, governmental, and technological factors affecting the Company’s operations, markets, products, services and prices, and other factors discussed in the Company’s filings with the Securities and Exchange Commission, in the future, could affect the Company’s actual results and could cause its actual consolidated results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

Shareholder Information

For investor information, including comprehensive earnings releases:
http://consumer.senecafoods.com/profile/investor/investor.cfm

Annual Meeting

The 2007 Annual Meeting of Shareholders will be held on Friday, August 10, 2007, beginning at 1:00 P.M. (EDT) at the offices of Seneca Foods Corporation at 3736 South Main Street, Marion, New York. A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders of record as of June 15, 2007.

How To Reach Us

Seneca Foods Corporation
3736 South Main Street
Marion, New York 14505

(315) 926-8100
www.senecafoods.com
senecafoods@senecafoods.com

Additional Information

Annual Report and Other Investor Information
A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing to:

Roland E. Breunig
Seneca Foods Corporation
418 East Conde Street
Janesville, Wisconsin 53546
(608) 757-6000

This annual report is also available online at www.senecafoods.com

Foundation/Contribution Requests
Seneca Foods Foundation
Cynthia L. Fohrd
3736 South Main Street
Marion, New York 14505

(315) 926-8100
foundation@senecafoods.com

Independent Registered Public Accounting Firm
BDO Seidman, LLP
Milwaukee, Wisconsin

General Counsel
Jaeckle Fleischmann & Mugel, LLP
Buffalo, New York

Transfer Agent and Registrar
Seneca Foods Corporation
1605 Main Street, Suite 1010
Sarasota, Florida 34236
(941) 366-9707

Corporate Governance
http://consumer.senecafoods.com/profile/governance/governance.cfm

Code of Business Ethics
http://consumer.senecafoods.com/profile/governance/ethics.pdf
Hotline 800-213-9185