Form 10-K, Exhibit 13
period 2008-03-31
SENECA FOODS CORP /NY/
filed 2008-06-16
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratio's)

Years ended March 31,	2008	2007(a)	2006	2005	2004(b)

Net sales	$ 1,080,724	$ 1,024,853	$ 883,823	$ 864,274	$ 890,850

Operating income before interest and other
expense (income), net (d)	$ 32,622	$ 60,945	$ 52,357	$ 24,868	$ 36,476
Interest expense, net	18,143	20,936	15,784	16,592	16,135
Net earnings (d)	8,019	32,067	21,993	7,907	12,941

Basic earnings per common share (d)	$ 0.66	$ 2.65	$ 1.97	$ 0.71	$ 1.18
Diluted earnings per common share (d)	0.65	2.63	1.96	0.70	1.17

Working capital	$ 370,102	$ 334,455	$ 229,510	$ 205,430	$ 187,764
Inventories	395,739	380,487	318,770	294,470	270,283
Net property, plant, and equipment	183,051	172,235	148,501	163,290	181,907
Total assets	672,073	626,715	535,144	524,495	533,903
Long-term debt and capital lease
obligations	250,039	210,395	142,586	154,125	160,987
Stockholders’ equity	279,430	273,571	217,779	195,809	190,249

Additions to property, plant, and equipment	$ 32,853	$ 21,627	$ 11,906	$ 14,415	$ 23,109

Net earnings/average equity	2.9%	13.1%	10.6%	4.1%	7.4%
Earnings before taxes/sales	1.4%	4.4%	4.0%	1.4%	2.3%
Net earnings/sales	0.7%	3.1%	2.5%	0.9%	1.5%
Long-term debt/equity (c)	89.5%	76.9%	65.5%	78.7%	84.6%
Total debt/equity ratio	1.4:1	1.3:1	1.5:1	1.7:1	1.8:1
Current ratio	4.3:1	3.9:1	2.5:1	2.3:1	2.2:1

Stockholders’ equity per common share	$ 27.66	$ 26.93	$ 23.89	$ 20.77	$ 19.97
Class A Global Market System
closing price range	30.40-19.25	30.84-19.67	21.00-15.51	20.00-16.75	21.97-16.20
Class B Global Market System
closing price range	30.96-20.50	32.25-20.00	20.77-16.00	19.45-16.99	22.88-16.85
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	32.0	10.3	10.1	23.8	16.0

(a) The fiscal 2007 financial results include eight months of operating activity related to the Signature Fruit acquisition (See Note 2, Acquisition in the Consolidated Financial Statements).
(b) The fiscal 2004 financial results include ten months of operating activity related to the Chiquita Processed Foods acquisition.
(c) The long-term debt to equity percentage for fiscal 2008 and 2007 includes the Revolving Credit Facility as discussed in Note 4, Long-Term Debt.
      If calculated on a comparable basis to fiscal 2008 and 2007, the 2006, 2005, and 2004 percentages would be 91.7%, 109.7%, and 115.3%, respectively.
(d) The effect of changing to the LIFO inventory valuation method in fiscal 2008 was to reduce operating earnings by $28.2 million and net earnings by $18.3 million or $1.50 per share ($1.49 diluted).

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is the world’s leading producer and distributor of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets, certain export markets, the food service industry, and other food processors. During 2008, canned vegetables represented 76% of the Company’s sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. The Company also supplies canned and frozen vegetable products to General Mills Operations, Inc. (“GMOI”) under an Alliance Agreement. In addition, the Company is the supplier of frozen vegetable products principally to the food service industry, and fruit and snack chip products principally serving retail markets and other food processors.

During 2007, the Company acquired Signature Fruit Company, LLC, located in Modesto, California, which is a large producer of canned fruits. See “The Acquisition” below for details.

With this acquisition, the Company has become a leading producer and distributor of canned fruits. Canned fruit products are sold nationwide in a variety of markets. In 2008, canned fruits represented 18% of the Company’s sales. The Company maintains a number one position in the food service and export markets, a number two position in the private label market, and a number three position in the branded canned fruit market.

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

Purchase Price Allocation

The purchase price to acquire Signature was allocated based on the internally developed fair value of the assets and liabilities acquired. The purchase price of $47.3 million was calculated as follows (in millions):

Cash	$20.0
Issuance of convertible preferred stock	25.0
Closing cost	2.3
Purchase Price	$47.3

The total purchase price of the transaction has
been allocated as follows:

Current assets	$131.6
Property, plant and equipment	26.1
Other assets	2.3
Current liabilities	(59.2)
Long-term debt	(45.5)
Other non-current liabilities	(8.0)
Total	$47.3

Restructuring

In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1.8 million consisting of a provision for future lease payments of $1.3 million, a cash severance charge of $0.4 million, and a non-cash impairment charge of $0.1 million. In 2007, the Company completed construction of a $4.8 million warehouse in Payette, Idaho to replace this Salem, Oregon leased distribution facility. The lease on the Salem warehouse expired in February 2008. During 2008, the non-cash impairment charge was increased by $0.1 million related to this Salem warehouse.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. Fiscal 2006 represented the final year of operation for the Dayton, Washington facility. The Company and GMOI negotiated a definitive agreement to close this facility. Under the terms of the agreement, costs incurred by the Company related to the asparagus production prior to March 31, 2006 were paid by GMOI. The Company retains ownership of the real estate associated with the Dayton facility, and it is being used as part of the Company’s seed milling operations. In addition, the manufacturing equipment of the Dayton facility was either conveyed to GMOI, redeployed by the Company, or salvaged. Lastly, GMOI reduced the principal balance of its secured subordinated promissory note with the Company by $0.5 million to $42.6 million, which represented the net book value of the equipment conveyed to GMOI or salvaged.

In March 2008, the Company contributed its Coleman, Wisconsin plant to a not-for-profit corporation specializing in real estate and recorded a non-cash impairment charge of $0.4 million. This plant had been idled in fiscal 2005.

Divestitures and Other Real Estate Sold

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

Revolving Credit Facility

On August 18, 2006, in connection with the Signature acquisition, the Company entered into a $250.0 million five-year floating rate secured revolving credit facility (the “Revolver”) with several lenders, under which $99.3 million was initially borrowed to pay off the prior revolver balance. As of March 31, 2008, the outstanding balance on the Revolver was $107.7 million. In order to maintain availability of funds under the facility, we pay a commitment fee on the unused portion of the Revolver.  The Revolver is secured by the Company’s accounts receivable and inventory and contains financial covenants and borrowing base requirements.  The Revolver is used to fund capital expenditures, acquisitions and our seasonal working capital needs, which are affected by the growing cycles of the vegetables and fruits we process. The vast majority of fruit and vegetable inventories are produced during the harvesting and packing months of June through November and depleted through the remaining six months. Payment terms for raw fruit and vegetables are generally three months but can vary from a few days to seven months. Accordingly, our need to draw on the Revolver may fluctuate significantly throughout the year. The final maturity date of the Revolver is August 18, 2011.

We believe that cash flows from operations and availability under our Revolver will provide adequate funds for our working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Long-Term Debt

The Company has two major long-term debt instruments: 1) a $60.9 million secured note payable to John Hancock Life Insurance Company, with an interest rate of 8.03%, which is payable in installments through 2014; and 2) a $35.6 million secured note payable to GMOI, with an interest rate of 8%, which is payable in installments through 2010. In addition, the Company has two mortgages. The Company did not issue any significant long-term debt in 2008. During 2007, the Company issued a mortgage note to GE Capital for $23.8 million with an interest rate of 6.98% and a term of 15 years. The proceeds were used to pay down debt associated with the acquisition of Signature. The note is secured by a mortgage on a portion of the property in Modesto, California acquired via the Signature acquisition. The Company did not issue any significant long-term debt in 2006. The Company also has a number of industrial revenue bonds totaling $24.9 million.

At March 31, 2008, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are as follows (in thousands):

2009	$10,160
2010	38,737
2011	114,251
2012	6,918
2013	12,463
Thereafter	77,670

Restrictive Covenants

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers.  The Company’s debt agreements also require us to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios.  The Revolver also contains borrowing base requirements related to accounts receivable and inventory.  These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations.  The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio.  In connection with the Company’s decision to adopt the last-in, first-out (LIFO) method of inventory accounting, effective December 20, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (FIFO) method of inventory accounting.  The Company was in compliance with all such financial covenants as of March 31, 2008.

Capital Expenditures

Capital expenditures in 2008 totaled $32.9 million and included $8.6 million in construction and equipment costs related to a heat processing system in Clyman, Wisconsin, $4.7 million of construction costs related to a warehouse project in Gillett, Wisconsin, $3.2 million for software and hardware costs related to implementing the SAP Enterprise Resource Planning System, together with equipment replacement and other improvements, and economic return and cost saving projects. Capital expenditures in 2007 totaled $21.6 million and included a $4.8 million warehouse project in Payette, Idaho and a $3.5 million can line in Marion, New York, equipment replacements and other improvements, and economic return and cost saving projects. Capital expenditures in 2006 totaled $11.9 million and included a $2.3 million waste treatment expansion in Montgomery, Minnesota, equipment replacements and other improvements, and economic return and cost saving projects.

Inventories

In 2008, inventories increased by $15.3 million primarily reflecting the effect of higher unit raw material and supply quantities, partially offset by the $28.2 million impact of implementing LIFO during the year. Effective December 30, 2007 (4th quarter), the Company decided to change its inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method; or market, to the lower of cost; determined under the last-in, first-out (LIFO) method (Link-Chain method) or market. The Company believes that the use of the LIFO method better matches current costs with current revenues. For this type of accounting change, there is no cumulative effect adjustment as of the beginning of the year. The effect of this change was to reduce net earnings by $18.3 million or $1.50 per share ($1.49 diluted) below that which would have been reported using the Company’s previous inventory method.

In 2007, inventories increased by $61.7 million primarily reflecting the effect of $66.0 million of inventory attributable to the Signature acquisition.

Critical Accounting Policies

During the year ended March 31, 2008, the Company sold for cash, on a bill and hold basis, $177.9 million of Green Giant finished goods inventory to GMOI. At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment. Trade promotions are an important component of the sales and marketing of the Company’s branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retail stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to us. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant, and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are evaluated if the undiscounted value of the cash flows is less than carrying value. If such is the case, a loss is recognized when the carrying value of an asset exceeds its fair value.

Obligations and Commitments

As of March 31, 2008, the Company is obligated to make cash payments in connection with our debt and operating leases. The effect of these obligations and commitments on our liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require termination or severance payments as part of any early termination.

	Contractual Obligations
	March 31, 2008

				2014
	2009	2010-11	2012-13	and beyond	Total

Long-term debt	$10,160	$152,988	$19,381	$77,670	$260,199
Interest	14,714	27,873	19,590	11,953	74,130
Operating lease
obligations	21,366	35,337	21,056	8,989	86,748
Purchase commitments	253,311	—	—	—	253,311
Total	$299,551	$216,198	$60,027	$98,612	$674,388

In addition, the Company’s defined benefit plan has an unfunded pension liability of $15.5 million which is subject to certain actuarial assumptions.  Due to uncertainties related to FIN 48, the Company is not able to reasonably estimate the cash settlements required in future periods.

Purchase commitments represent estimated payments to growers for crops during the 2008 season.

We have no material off-balance sheet debt or other unrecorded obligations other than the items noted above.

Standby Letters of Credit

We have standby letters of credit for certain insurance-related requirements and capital leases. The majority of our standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2008, we had $12.0 million in outstanding standby letters of credit. These standby letters of credit are supported by our Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2008, our cash and cash equivalents increased by $1.8 million, which is due to the net impact of $6.2 million used in operating activities, $32.3 million used in investing activities, and $40.3 million provided by financing activities.

Operating Activities

Cash from operating activities decreased to $6.2 million used in operations in 2008 from $70.2 million provided by operations in 2007. The decrease is primarily attributable to increased inventory and accounts receivable in 2008 versus 2007, decreased net earnings exclusive of LIFO and decreased asset sales in 2008 versus 2007.  The tax cash benefit of $9.8 million from implementing LIFO will not be realized until fiscal 2009.

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

Investing Activities

Cash used in investing activities was $32.3 million in 2008, principally reflecting capital expenditures. Capital expenditures aggregated $32.9 million in 2008 versus $21.6 million in 2007. The increase is primarily attributable to 1) $8.6 million in construction and equipment costs related to a heat processing system in Clyman, Wisconsin, 2) $3.2 million for software and hardware costs related to implementing the SAP Enterprise Resource Planning System, and 3) equipment replacements and other improvements, including the $4.7 million construction of a warehouse in Gillett, Wisconsin.

Cash used in investing activities was $10.7 million for 2007, primarily reflecting the cash requirements of the Signature acquisition were more than offset by proceeds from the sale of assets, primarily involving the divestiture of one plant and associated warehouses purchased in the Signature acquisition. Capital expenditures aggregated $21.6 million in 2007 versus $11.9 million in 2006. The increase was primarily attributable to equipment replacements and other improvements, including the $4.8 million construction of a warehouse expansion project in Payette, Idaho.

Financing Activities

Cash provided by financing activities was $40.3 million in 2008 principally consisting of the issuance of additional debt to finance operations.

Cash used in financing activities was $57.0 million in 2007. During 2007, we repaid more borrowings than we used to fund the Signature acquisition.

Cash used in financing activities was $20.2 million in 2006 principally consisting of the repayment of $17.0 million in long-term debt and the repayment of $3.7 million in notes payable.

RESULTS OF OPERATIONS

Fiscal 2008 versus Fiscal 2007

Classes of similar
products/services:	2008	2007	2006
	(In thousands)
Net Sales:
GMOI	$201,676	$210,313	$240,490
Canned vegetables	616,636	579,731	573,779
Frozen vegetables	39,880	35,696	29,464
Fruit	193,768	164,969	5,893
Snack	14,996	18,369	20,747
Other	13,768	15,775	13,450
Total	$1,080,724	$1,024,853	$883,823

Net sales for fiscal 2008 increased $55.9 million, or 5.5%, from $1,024.9 million to $1,080.7 million. The increase primarily reflects: 1) a $36.9 million increase in canned vegetable sales due mainly to price increases required to cover cost increases in our primary commodities; 2) a full year of activity related to the Signature acquisition (as compared to eight months in fiscal 2007) which was reflected in the $28.8 million increase in fruit sales; and 3) a decline in GMOI sales of $8.6 million.

Cost of product sold as a percentage of sales increased from 88.2% in 2007 to 91.3% in 2008 primarily reflecting the implementation of the LIFO inventory valuation method which increased cost of sales by $28.2 million (2.6% of sales). The LIFO impact is caused by raw produce and steel cost increases in the current year as compared to the prior year.

Selling, general and administrative expense remained unchanged at 5.7% of sales.

Plant restructuring costs decreased from $0.7 million in 2007 to $0.5 million in 2008 and are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense, net, decreased from $20.9 million in 2007 to $18.1 million in 2008 primarily reflecting lower average borrowing rates on long-term and short-term variable rate debt in the current year than the prior year and the capitalization of approximately $1.0 million of interest in 2008 that was associated with major projects under construction.

Other income, net, of $0.2 million in 2008 primarily reflects the net gain on the sale of some unused fixed assets. Other income of $4.9 million in 2007 primarily reflects the effect of a $5.2 million gain on the sale of certain fixed assets partially offset by a non-cash loss of $0.3 million on the disposal of property, plant and equipment.

As a result of the above factors, pre-tax earnings decreased from $44.9 million in 2007 to $14.7 million in 2008. The effective tax rate was 45.5% in 2007 and 28.6% in 2008. The increase in the 2008 effective tax rate reflects lower earnings attributable to the LIFO implementation, a reduction in some state tax credits (1.8%) included in the 2008 rate, and the addition to tax reserves (9.3%) primarily related to certain tax credits.

Fiscal 2007 versus Fiscal 2006

Net sales for fiscal 2007 increased $141.0 million, or 16%, from $883.8 million to $1,024.9 million. The increase primarily reflects the eight months of activity related to the Signature acquisition which was reflected in the $156.7 million increase in fruit and chip product sales partially offset by the planned decline in GMOI sales of $30.2 million.

Cost of product sold as a percentage of sales decreased slightly from 88.5% in 2006 to 88.2% in 2007 primarily reflecting mix issues plus the Company’s overall cost structure continued to benefit from the closure of three processing facilities in connection with the plant restructuring program implemented in 2005.

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

Interest expense, net, increased from $15.8 million in 2006 to $20.9 million in 2007 primarily reflecting the new debt supporting the Signature acquisition.

Other income, net, of $4.9 million in 2007 primarily reflects the effect of a $5.2 million gain on the sale of certain fixed assets partially offset by a non-cash loss of $0.3 million on the disposal of property, plant and equipment. Other expense, net, of $1.1 million in 2006 primarily reflects the effect of a $1.9 million non-cash loss on the disposal of property, plant and equipment which was partially offset by a $1.0 million gain on the sale of certain fixed assets.

As a result of the above factors, pre-tax earnings increased from $35.5 million in 2006 to $44.9 million in 2007. The effective tax rate was 28.6% in 2007 and 38.0% in 2006. The decrease in the 2007 effective tax rate reflects additional tax credits (5.6%) included in the 2007 rate and reversal of tax reserves (3.5%).

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-b. FSP FAS 157-b defers the effective date of  SFAS 157 until April 1, 2009 (for the Company) for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis.  The Company does not expect that the adoption of SFAS 157 will have a material impact on its results of operations or financial position; however, additional disclosures will be required under SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact of SFAS 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company’s adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after March 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $10.3 million in cash equivalents as of March 31, 2008. As a result of its regular borrowing activities, the Company’s operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions and seasonal working capital requirements. In addition, long-term debt includes secured notes payable and capital lease obligations. Long-term debt bears interest at fixed and variable rates. With $126.4 million in average variable-rate debt during fiscal 2008, a 1% change in interest rates would have had a $1.3 million effect on interest expense. The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2008.

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, and packaging materials are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events can result in reduced supplies of these materials, higher supply costs, or interruptions in our production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $256.6 million in produce costs during fiscal 2008, a 1% change would have had a $2.6 million effect on inventory costs.  A 1% change in steel unit costs would equate to a $1.4 million cost impact.

The Company does not currently use derivative instruments to potentially alter its interest rate or commodity risks.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2008
(In thousands)

	P A Y M E N T S B Y Y E A R

							Total/	Estimated
							Weighted	Fair
	2009	2010	2011	2012	2013	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$ 10,160	$ 38,737	$ 6,508	$ 6,918	$ 7,403	$ 60,100	$ 129,826	$ 126,564
Average interest rate	6.48%	6.75%	7.57%	7.62%	7.64%	7.19%	7.24%	-
Variable-rate L/T debt:
Principal cash flows	$ -	$ -	$ 107,743	$ -	$ 5,060	$ 17,570	$ 130,373	$ 130,373
Average interest rate	-%	-%	4.27%	-%	5.27%	5.27%	4.44%	-
Average Revolver debt:
Principal cash flows							$ 103,857	$ 103,857
Average interest rate							6.06%	-
Short-term investments:
Average balance							$ 42	$ 42
Average interest rate							2.92%	-

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)

Years ended March 31,	2008	2007	2006

Net sales	$1,080,724	$1,024,853	$883,823

Costs and expenses:
Cost of product sold	986,458	905,207	782,351
Selling, general, and administrative expense	61,147	57,988	47,195
Plant restructuring	497	713	1,920
Total costs and expenses	1,048,102	963,908	831,466
Operating income	32,622	60,945	52,357
Other (income) expense, net	(231)	(4,933)	1,115
Interest expense, net of interest income of
$79, $31, and $286, respectively	18,143	20,936	15,784

Earnings before income taxes	14,710	44,942	35,458
Income taxes	6,691	12,875	13,465
Net earnings	$8,019	$32,067	$21,993

Basic earnings per common share	$0.66	$2.65	$1.97

Diluted earnings per common share	$0.65	$2.63	$1.96

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2008	2007

Assets
Current Assets:
Cash and cash equivalents	$10,322	$8,552
Accounts receivable, less allowance for doubtful accounts
of $457 and $504, respectively	62,012	55,500
Inventories:
Finished products	274,543	286,866
In process	28,277	21,635
Raw materials and supplies	92,919	71,986
	395,739	380,487
Deferred income taxes	6,685	6,260
Refundable income taxes	8,303	-
Other current assets	2,419	640
Total Current Assets	485,480	451,439
Deferred income tax asset, net	1,196	-
Other assets	2,346	3,041
Property, Plant, and Equipment:
Land	15,880	15,840
Building & Improvements	140,037	134,866
Equipment	292,645	273,600
	448,562	424,306
Less accumulated depreciation and amortization	265,511	252,071
Net Property, Plant, and Equipment	183,051	172,235
Total Assets	$672,073	$626,715

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$49,400	$51,932
Accrued vacation	9,390	8,999
Other accrued expenses	46,428	45,663
Current portion of long-term debt and capital lease obligations	10,160	10,033
Income taxes	-	357
Total Current Liabilities	115,378	116,984
Long-term debt, less current portion	250,039	210,395
Other liabilities	27,226	21,645
Deferred income taxes	-	4,120
Total Liabilities	392,643	353,144
Commitments and contingencies (Note 13)
Stockholders’ Equity:
Preferred stock	69,448	69,619
Common stock	3,079	3,075
Total Capital Stock	72,527	72,694
Additional paid-in capital	28,460	28,277
Accumulated other comprehensive loss	(3,628)	(1,253)
Retained earnings	182,071	173,853
Total Stockholders’ Equity	279,430	273,571
Total Liabilities and Stockholders’ Equity	$672,073	$626,715

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2008	2007	2006

Cash flows from operating activities:
Net earnings	$ 8,019	$ 32,067	$ 21,993
Adjustments to reconcile net earnings to
net cash (used in) provided by operations:
Depreciation and amortization	22,669	22,881	23,793
Deferred income tax benefit	(74)	(2,451)	(4,344)
Gain on the sale of assets	(231)	(5,273)	(966)
Impairment provision and other expenses	445	340	2,081
Changes in operating assets and liabilities (excluding
the effects of business acquisition):
Accounts receivable	(6,512)	6,294	(2,591)
Inventories	(15,252)	24,813	(24,300)
Other current assets	(1,779)	6,161	5,051
Accounts payable, accrued expenses,
and other liabilities	(3,953)	(8,869)	3,838
Income taxes	(9,564)	(5,733)	7,289
Net cash (used in) provided by operations	(6,232)	70,230	31,844

Cash flows from investing activities:
Additions to property, plant, and equipment	(32,853)	(21,627)	(11,906)
Proceeds from the sale of assets	508	32,227	1,215
Business acquisition	-	(22,288)	-
Cash received from business acquisition	-	952	-
Net cash used in investing activities	(32,345)	(10,736)	(10,691)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	388,725	396,738	397
Payments of long-term debt and capital lease obligations	(348,954)	(452,982)	(17,039)
Change in other assets	599	825	83
Preferred dividends paid	(23)	(23)	(23)
Payments on notes payable	-	(40,936)	(315,185)
Borrowings on notes payable	-	39,390	311,481
Net cash provided by (used in) financing activities	40,347	(56,988)	(20,286)

Net increase in cash and cash equivalents	1,770	2,506	867
Cash and cash equivalents, beginning of year	8,552	6,046	5,179
Cash and cash equivalents, end of year	$ 10,322	$ 8,552	$ 6,046

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$ 18,437	$ 20,187	$ 15,260
Income taxes	14,346	21,059	10,520
Supplemental information of non-cash investing and
financing activities:
$25.0 million of Preferred Stock was issued in partial consideration for the Signature acquisition in 2007. The Company assumed $45.5 million of long-term debt related to the Signature acquisition. The Company acquired a $3.6 million note receivable from the sale of the Washington corn processing facility in 2006.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
				Accumulated
			Additional	Other
	Preferred	Common	Paid-In	Comprehensive	Retained	Comprehensive
	Stock	Stock	Capital	Income (Loss)	Earnings	Income

Balance March 31, 2005	$56,335	$2,859	$15,992	$-	$120,623
Net earnings					21,993	$21,993
Cash dividends paid
on preferred stock	-	-	-	-	(23)	-
Preferred stock conversion	(1,849)	31	1,818	-	-	-
Balance March 31, 2006	54,486	2,890	17,810	-	142,593	$21,993
Net earnings	-	-	-	-	32,067	$32,067
Preferred stock issued	25,000	-	-	-	-	-
Beneficial conversion	-	-	784	-	(784)	-
Cash dividends paid
on preferred stock	-	-	-	-	(23)	-
Preferred stock conversion	(9,867)	185	9,683	-	-	-
Adoption of SFAS 158
(net of tax $801)	-	-	-	(1,253)	-	-
Balance March 31, 2007	69,619	3,075	28,277	(1,253)	173,853	$32,067
Net earnings	-	-	-	-	8,019	$8,019
Cash dividends paid
on preferred stock	-	-	-	-	(23)	-
Equity incentive program	-	-	16		-	-
Adoption of FIN 48	-	-	-	-	222	-
Preferred stock conversion	(171)	4	167	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $1,518)	-	-	-	(2,375)	-	(2,375)
Balance March 31, 2008	$69,448	$3,079	$28,460	$(3,628)	$182,071	$5,644

	Preferred Stock					Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series	2006 Series
	Value $.25	Value $.025	Participating	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized:
March 31, 2008	200,000	1,400,000	4,166,667	967,742	1,025,220	20,000,000	10,000,000
Shares issued and outstanding:
March 31, 2006	200,000	807,240	3,436,809	853,500	-	4,074,509	2,760,905
March 31, 2007	200,000	807,240	2,991,344	559,790	1,025,220	4,813,684	2,760,905
March 31, 2008	200,000	807,240	2,983,694	554,690	1,025,220	4,830,268	2,760,905
Stock Amount	$50	$202	$35,599	$8,597	$25,000	$1,208	$1,871

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

Revenue Recognition - Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products.  When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods (“Bill and Hold”) for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser.  Generally, the Company receives cash from the purchaser when legal title passes.  During the year ended 2008, the Company sold for cash, on a bill and hold basis, $177.9 million of Green Giant finished goods inventory to GMOI and $181.9 million for year ended 2007.  At the time of the sale of the Green Giant vegetables to GMOI, title of the specified inventory transferred to GMOI.  The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment.

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

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of our total sales. GMOI sales represented 19%, 21% and 27% of net sales in fiscal 2008, 2007 and 2006, respectively. The top ten customers represented approximately 52%, 50% and 55%, of net sales for fiscal 2008, 2007 and 2006, respectively.  The Company closely monitors the credit risk associated with its customers.  The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure.  Cash and short-term investments in certain accounts exceed the federal insured limit, however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents - The Company considers all highly liquid instruments purchased with an original maturity of three months or less as short-term investments.

Deferred Financing Costs - Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt.

Inventories - Effective fiscal 2008 substantially all inventories are stated at the lower of cost; determined under the LIFO (last-in, first-out) method; or market.  Prior to fiscal 2008, the Company used the FIFO (first-in, first-out) inventory valuation method.

Income Taxes - The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and tax credit carryforwards.

The Company evaluates the realizability of its deferred income tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary.  The factors used to assess the likelihood of realization are the Company’s forecast of future taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

As disclosed in Note 6, Income Taxes, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”, effective April 1, 2007.  The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes, and continues to reflect any change for such, to the extent it arises, as a component of its income tax provision or benefit.

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

Years ended March 31,	2008	2007	2006
	(In thousands, except per share amounts)
Basic
Net earnings	$8,019	$32,067	$21,993
Deduct preferred stock dividends	23	807	23
Undistributed earnings	7,996	31,260	21,970
Earnings allocated to participating
preferred	3,006	11,797	8,522
Earnings allocated to common
shareholders	$4,990	$19,463	$13,448
Weighted average common shares
outstanding	7,585	7,353	6,811
Basic earnings per common share	$0.66	$2.65	$1.97
Diluted
Earnings allocated to common
shareholders	$4,990	$19,463	$13,448
Add dividends on convertible
preferred stock	20	20	20
Earnings applicable to common
stock on a diluted basis	$5,010	$19,483	$13,468
Weighted average common shares
outstanding-basic	7,585	7,353	6,811
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	7,652	7,420	6,878
Diluted earnings per share	$0.65	$2.63	$1.96

Depreciation and Valuation - Property, plant, and equipment are stated at cost.  Interest incurred during the construction of major projects is capitalized.  In 2008, $972,000 of interest associated with such projects was capitalized.  Interest associated with construction projects in 2007 and 2006 was immaterial.  For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets or term of lease, if shorter.  Depreciation and capital lease amortization was $21,865,000, $22,043,000, and $23,011,000 in fiscal 2008, 2007, and 2006, respectively.  The estimated useful lives are as follows:  buildings - 30 years; machinery and equipment - 10-15 years; vehicles - 3-7 years; and land improvements - 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment.  Impairment losses are evaluated if the undiscounted value of the cash flows are less than carrying value.  A loss is recognized when the carrying value of an asset exceeds its fair value.  There were no significant impairment losses included in Plant Restructuring in 2008, 2007 or 2006.   Assets held for sale are carried at the lower of estimated fair value less selling costs or depreciated value at date of determination to sell.

Use of Estimates in the Preparation of Financial Statements - he preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period.  Actual amounts could differ from those estimated.

Recently Issued Accounting Standards - In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved the issuance of FASB Staff Position (FSP) FAS 157-b. FSP FAS 157-b defers the effective date of  SFAS 157 until April 1, 2009 (for the Company) for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis.  The Company does not expect that the adoption of SFAS 157 will have a material impact on its results of operations or financial position; however, additional disclosures will be required under SFAS 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the potential impact of SFAS 159 on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” to further enhance the accounting and financial reporting related to business combinations. SFAS No. 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company’s adoption of SFAS No. 141(R) will depend upon the extent and magnitude of acquisitions after March 2009.

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

This acquisition was financed with proceeds from a newly expanded $250.0 million revolving credit facility, and $25.0 million of the Company’s Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company’s Class A Common Stock on a one-for-one basis subject to antidilution adjustments.  The Preferred Stock was valued at $24.385 per share based on the market value of the Class A Common Stock during the 30 day average period prior to the acquisition.  A non-cash dividend of $784,000 was recorded based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company’s Class A Common Stock when the acquisition was announced. The purchase price to acquire Signature was allocated based on the internally developed fair value of the assets and liabilities acquired.  The purchase price of $47.3 million was calculated as follows (in millions):

Cash	$20.0
Issuance of convertible preferred stock	25.0
Closing cost	2.3
Purchase Price	$47.3

The total purchase price of the transaction has
been allocated as follows:

Current assets	$131.6
Property, plant and equipment	26.1
Other assets	2.3
Current liabilities	(59.2)
Long-term debt	(45.5)
Other non-current liabilities	(8.0)
Total	$47.3

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

3.  Lines of Credit

The Company primarily funds its capital expenditures, acquisitions and working capital requirements through bank borrowings. On August 18, 2006, in connection with the acquisition of Signature, the Company entered into a $250 million five-year floating rate secured revolving credit facility (the “Revolver”) with various banks.  The maturity date for the revolver is August 18, 2011.   As of March 31, 2008, the outstanding balance of the Revolver was $107,743,000, with a weighted average interest rate of 4.27%, and is included in long-term debt on the Consolidated Balance Sheet.  The Revolver is secured by accounts receivable and inventories with a carrying value of $457,751,000.  There were $58,292,000 in bank borrowings under the Revolver at March 31, 2007.  The Company had $11,988,000 and $13,973,000 of outstanding standby letters of credit as of March 31, 2008 and 2007, respectively, that reduce borrowing availability under the Revolver.  See Note 4, Long-Term Debt, for additional comments related to the Revolver.

4.  Long-Term Debt

	2008	2007
	(In thousands)
Revolving credit facility
4.27% and 6.57%, due through 2011	$107,743	$58,292
Secured note payable to insurance company,
8.03%, due through 2014	60,946	64,517
Secured subordinated promissory
note, 8.00%, due through 2010	35,618	39,118
Secured Industrial Revenue Development Bonds,
5.53 and 5.70%, due through 2029	22,630	22,630
Secured promissory note,
6.98%, due through 2021	22,625	23,573
Secured promissory note,
6.35%, due through 2020	6,681	7,072
Secured Industrial Revenue Development Bond,
5.69%, due through 2010	1,191	1,889
Secured Industrial Revenue Development Bond,
8.10%, due through 2016	1,068	1,151
Secured notes payable to utility company,
1.50%-3.00%, due through 2011	1,028	1,026
Other	669	952
	260,199	220,220
Less current portion	10,160	9,825
	$250,039	$210,395

The Company includes its Revolving Credit Facility (Revolver) as a long-term liability due to its five-year term and the fact that it meets the criteria required by the accounting standards for this classification.

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on and redeem our capital stock, make other restricted payments, including investments, sell our assets, incur liens, transfer all or substantially all of our assets and enter into consolidations or mergers.  The Company’s debt agreements also require us to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios.  The Revolver also contains borrowing base requirements related to accounts receivable and inventory.  These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations.  The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio.  In connection with the Company’s decision to adopt the last-in, first-out (LIFO) method of inventory accounting, effective December 20, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (FIFO) method of inventory accounting.  The Company was in compliance with all such financial covenants as of March 31, 2008.

As of March 31, 2008, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, less aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock.

The Company has seven outstanding Industrial Revenue Development Bonds (IRB's); including four IRB's totaling $22,630,000 that are secured by direct pay letters of credit.  The interest rates shown for these four IRB's in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRB's.  Other than the seven IRB's, the carrying value of assets pledged for secured debt, including the $250,000,000 Revolver, is $561,121,000.

Debt repayment requirements for the next five fiscal years are:

(In thousands)
2009	$10,160
2010	38,737
2011	114,251
2012	6,918
2013	12,463
Thereafter	77,670
260,199

5.  Leases

The Company no longer has capital leases.  The Company has operating leases expiring at various dates through 2017.  Generally, operating leases provide for early purchase options one year prior to expiration.

Leased assets under capital leases consist of the following:

	2008	2007
	(In thousands)

Land	$-	$-
Buildings	-	-
Equipment	-	1,551
	-	1,551
Less accumulated amortization	-	868
	$-	$683

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2008:

2008
(In thousands)
Years ending March 31:
2009	$21,366
2010	19,318
2011	16,019
2012	12,712
2013	8,344
2014-2017	8,989
Total minimum payment required	$86,748

Rental expense in fiscal 2008, 2007, and 2006 was $29,757,000, $25,939,000, and $23,999,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return.  The provision for income taxes is as follows:

	2008	2007	2006
	(In thousands)
Current:
Federal	6,444	15,029	14,852
State	321	297	2,957
	$6,765	$15,326	$17,809

Deferred:
Federal	(602)	(1,452)	(3,898)
State	528	(999)	(446)
	(74)	(2,451)	(4,344)
Total income taxes	$6,691	$12,875	$13,465

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2008	2007	2006
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of
federal tax benefit)	3.1	2.8	4.5
State tax credits	1.8	(1.9)	-
R&D credit	(2.7)	(3.7)	-
Manufacturer’s deduction	(3.0)	(1.3)	(1.6)
Addition to (reversal of) tax reserves	9.3	(3.5)	(1.0)
Other permanent differences
not deductible	0.2	0.2	0.4
Tax-exempt income	-	(0.5)	(0.3)
Other	1.8	1.5	1.0
Effective income tax rate	45.5%	28.6%	38.0%

In 2008 the expiration of Wisconsin tax credits resulted in a net increase to the effective income tax rate.  Also in 2008, the increase in effective income tax rate resulting from tax reserves is due primarily to FIN 48 related permanent differences and interest.

The following is a summary of the significant components of the Company’s deferred income tax assets and liabilities as of March 31, 2008 and 2007:

	2008	2007
	(In thousands)
Deferred income tax (assets) liabilities:
Future tax credits	$3,681	$4,371
Inventory valuation	676	-
Employee benefits	2,291	2,189
Pension	5,116	4,849
Insurance	2,925	3,973
Other comprehensive loss	2,322	801
Deferred gain on sale/leaseback	194	223
Other	884	-
Severance	27	85
	18,116	16,491
Deferred income tax liabilities:
Property basis and depreciation difference	6,789	9,868
Inventory valuation	-	183
Other	-	762
	6,789	10,813
Valuation allowance	3,446	3,538
Net deferred income tax liability	$7,881	$2,140

Net current deferred income tax assets of $6,685,000 and $6,260,000 as of March 31, 2008 and 2007, respectively, are recognized in the Consolidated Balance Sheets.  Also recognized are net non-current deferred income tax assets of $1,196,000 as of March 31, 2008 and non-current deferred income tax liabilities of $4,120,000 as of March 31, 2007.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS Statement No. 109” (“FIN 48”), on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 of $222,000 was recorded as an increase to Retained Earnings. The total amount of unrecognized tax benefits as of the date of adoption was $3,725,000. The change in the FIN 48 liability for the year ended March 31, 2008 is a $496,000 increase, and consists of the following:

2008
(In thousands)
Balance as of April 1, 2007	$3,725

Tax positions related to current year:
Additions	873
Reductions	-

Tax positions related to prior years:
Additions	799
Reductions	(954)
Settlements	(222)
Lapses in statues of limitations	-

Balance as of March 31, 2008	$4,221

Included in the balance at March 31, 2008 are $2,701,000 of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the year ended March 31, 2008, the Company recognized approximately $332,000 in interest and penalties. As of March 31, 2008 and 2007, the Company had approximately $782,000 and $450,000 of interest and penalties, net of tax, accrued associated with unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2004.

During the year ended March 31, 2008, the Company was being audited by the IRS for tax years 2004 and 2005 as well as one state taxing authority for the 2004 tax year. The Company reached a settlement with the state taxing authority during the year ended March 31, 2008.  No material settlements were reached during 2008 or 2007.

Although management believes that adequate provision has been made for such audit issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2009 with the IRS that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company has State tax credit carryforwards amounting to $3,446,000 (New York, net of Federal impact), $150,000 (California, net of Federal impact) and $86,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2021 (New York), (California) no expiration and 2023 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets in accordance with Statement of Financial Accounting Standards No. 109. At March 31, 2008, the Company has recorded a valuation allowance amounting to $3,446,000, which relates primarily to tax credit carryforwards for which management has concluded it is more likely than not that these will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

7.  Stockholders’ Equity

Preferred Stock – The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 (“6% Preferred”); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors (“Class A Preferred”).  The Board of Directors has designated five series of Class A Preferred Stock including 10% Cumulative Convertible Voting Preferred Stock—Series A (“Series A Preferred”); 10% Cumulative Convertible Voting Preferred Stock—Series B (“Series B Preferred”); Convertible Participating Preferred Stock; Convertible Participating Preferred Stock, Series 2003; and Convertible Participating Preferred Stock, Series 2006.

The Convertible Participating Preferred Stock, Convertible Participating Preferred Stock, Series 2003 and Convertible Participating Preferred Stock, Series 2006 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments.  These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock.  No dividends were declared or paid on this preferred stock in fiscal 2008, 2007 or 2006.  In addition, these series of preferred stock have certain distribution rights upon liquidation.  Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred Stock and may be reissued as part of another series of Class A Preferred Stock.  As of March 31, 2008, the Company has an aggregate of 2,236,396 shares of non-designated Class A Preferred Stock authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation value of $12 per share and has 2,983,694 shares outstanding as of March 31, 2008 after conversion of 7,650 shares into Class A Common Stock during fiscal 2008.  The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the CPF acquisition.  The 967,742 shares issued in that acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible.  This series has a liquidation value of $15.50 per share and has 554,690 shares outstanding as of March 31, 2008 after conversion of 5,100 shares into Class A Common Stock during fiscal 2008.  The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition.  The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible.  This series has a liquidation value of $24.385 per share and has 1,025,220 shares outstanding as of March 31, 2008.  A non-cash dividend of $784,000 was recorded in 2007 based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company’s Class A Common Stock when the acquisition was announced.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2008 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred.  There are 400,000 shares of Series B Preferred outstanding as of March 31, 2008 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 30 shares of Series B preferred.  There are 200,000 shares of 6% Preferred outstanding as of March 31, 2008 which are callable at their par value at any time at the option of the Company.  The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2008, 2007 and 2006.

Common Stock – The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares.  However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2008 and 2007.  Additionally, there were 4,563,604 and 4,576,354 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2008 and 2007, respectively.

On August 10, 2007, the 2007 Equity Incentive Plan (the "2007 Equity Plan") was approved by shareholders at the Company's annual meeting.  The 2007 Equity Plan has a 10-year term and authorized the issuance of up to 100,000 shares of either Class A Common and Class B Common or a combination of the two classes of stock.   Also on August 10, 2007 (the "Grant Date"), the Company's Compensation Committee awarded a total of $100,000 of restricted Class A Common Stock under the terms of the 2007 Equity Plan.  Based on the Grant Date market price of the Class A Common Stock, a total of 3,834 shares were awarded.  As of March 31, 2008, there were 96,166 shares available for distribution as part of future awards under this 2007 Equity Plan.

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year.  Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2008 and a statement of the funded status as of March 31, 2008 and 2007:

	2008	2007
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$87,413	$81,260
Service cost	3,950	4,057
Interest cost	5,268	4,442
Actuarial (loss) gain	(6,006)	1,035
Benefit payments and expenses	(3,684)	(3,381)
Benefit obligation at end of year	$86,941	$87,413

Change in Plan Assets

Fair value of plan assets at beginning of year	$75,613	$66,671
Actual return (loss) on plan assets	(2,950)	9,823
Employer contributions	2,500	2,500
Benefit payments and expenses	(3,684)	(3,381)
Fair value of plan assets at end of year	$71,479	$75,613

Funded Status	$(15,461)	$(11,800)
The unfunded liability is reflected in other liabilities in the Consolidated Balance Sheets.

Amounts Included in Other Comprehensive Loss:

Transition Asset	$1,056	$1,332
Net Loss	(6,492)	(3,387)
Accumulated other comprehensive pre-tax loss	$(5,436)	$(2,055)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2008, 2007, and 2006:

	2008	2007	2006
	(In thousands)
Service cost	$3,950	$4,057	$3,998
Interest cost	5,268	4,442	4,124
Expected return on plan assets	(6,162)	(5,756)	(5,377)
Amortization of transition asset	(276)	(276)	(276)
Amortization of net gain	-	-	50
Net periodic benefit cost	$2,780	$2,467	$2,519

The Plan’s accumulated benefit obligation was $76,774,000 at March 31, 2008, and $78,064,000 at March 31, 2007.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants.  Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2008	2007

Discount rate	6.60%	5.50%
Expected return on plan assets	8.25%	8.75%
Rate of compensation increase	4.00%	3.50%

Plan Assets

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2009	2008	2007
Plan Assets:
Equity Securities	99%	98%	99%
Debt Securities	-	-	-
Real Estate	-	-	-
Cash	1	2	1
Total	100%	100%	100%

Expected Return on Plan Assets
The expected rate of return on Plan assets is 8.25%.  The Company expects 8.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the pension plan’s target asset allocation.

Investment Policy and Strategy
The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the pension plans.  The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time.  The Plan holds the Company’s common stock with a fair market value of $6,027,000 as of March 31, 2008.

Cash Flows

The Company is not required to fund the Plan in 2009.

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31(in thousands):

2008	$3,892
2009	4,028
2010	4,238
2011	4,528
2012	4,952
2013-2017	27,698

The Company also has Employees’ Savings 401(k) Plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year.  Participants may make contributions up to the legal limit.  The Company’s matching contributions are discretionary.  Costs charged to operations for the Company’s matching contributions amounted to $1,747,000, $1,077,000, and $1,240,000, in fiscal 2008, 2007, and 2006, respectively.

9.  Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company’s debt are summarized as follows:

	2008		2007
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$260,199	$256,937	$220,220	$216,284
Capital leases, including
current portion	-	-	208	211

The estimated fair values were determined as follows:

Long-term debt and capital lease obligations - The quoted market prices for similar debt or current rates offered to the Company for debt with the same maturities.

All other financial instruments of the Company have estimated fair value equal to carrying cost due to the short-term nature of these instruments.

10. Inventories

Effective December 30, 2007 (4th quarter), the Company decided to change its inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method; or market, to the lower of cost; determined under the last-in, first-out (LIFO) method (Link-Chain method) or market.  In the high inflation environment that we are experiencing, the Company believes that the LIFO inventory method is preferable over the FIFO method because it better compares the cost of our current production to current revenue.  Selling prices are established to reflect current market activity, which recognizes the increasing costs. Under FIFO, revenue and costs are not aligned.  Under LIFO, the current cost of sales is matched to the current revenue. We determined that retrospective application of LIFO for periods prior to fiscal 2008 is impracticable because the period-specific information necessary to analyze inventories, including inventories acquired as part of the fiscal 2007 Signature acquisition, are not readily available and cannot be precisely determined at the appropriate level of detail, including the commodity, size and item code information necessary to perform the detailed calculations required to retrospectively compute the internal LIFO indices applicable to fiscal 2007 and prior years.  The effect of this change was to reduce net earnings by $18,307,000 or $1.50 per share ($1.49 diluted) below that which would have been reported using the Company’s previous inventory method. The inventories by category and the impact of implementing the LIFO method are shown in the following table:

	2008	2007
	(In thousands)

Finished products	$294,708	$286,866
In process	29,796	21,635
Raw materials and supplies	99,400	71,986
	423,904	380,487
Less excess of FIFO cost over LIFO cost	28,165	-
Total inventories	395,739	380,487

11.  Other Income and Expense

Other income, net, in 2008 consisted of a gain from energy credits of $423,000, a gain of $299,000 from the sale of certain fixed assets and a loss of $491,000 from the disposal of certain fixed assets.

Other income, net, in 2007 consisted of recognizing a deferred gain of $2,800,000 from the sale of a processing facility in Washington.  Gains were also recorded from the sale of various facilities located in Idaho, New York and Washington totaling $2,473,000.  Other expenses included the write off of certain fixed assets of $340,000.

Other income, net, in 2006 consisted of a gain of $427,000 from the sale of a processing facility in Washington and $539,000 from the sale of a warehouse located in Oregon.  Other expenses include a non-cash loss on the disposal of property, plant and equipment of $1,938,000 and a $143,000 non-cash charge reflecting the write down of the corresponding pro-rata amount of deferred financing cost due to reducing the Revolver from $125 million to $100 million.

12.  Segment Information

The Company manages its business on the basis of two reportable segments – the primary segment is the processing and sale of fruits and vegetables and secondarily the processing and sale of fruit chip products.  The Company markets its product almost entirely in the United States.  Export sales represent 9.7%, 8.7%, and 9.0% of total sales in 2008, 2007, and 2006, respectively.  The Company has an Alliance Agreement with General Mills Operations, Inc. (GMOI) whereby the Company processes canned and frozen vegetables for GMOI under the Green Giant brand name.  GMOI continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products.  In 2008, 2007, and 2006, the sale of Green Giant vegetables accounted for 19%, 21%, and 27% of net sales, respectively.  The following information is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”:

	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2008:
Net Sales	$ 1,051,960	$ 14,996	$ 13,768	$ 1,080,724
Operating income (loss)	34,451	(1,315)	(514)	32,622
Identifiable assets	659,290	6,633	3,127	669,050
Capital expenditures	29,166	2,002	1,685	32,853
Depreciation and amortization	21,547	527	595	22,669

2007:
Net Sales	$ 990,709	$ 18,369	$ 15,775	$ 1,024,853
Operating income (loss)	58,901	2,061	(17)	60,945
Identifiable assets	620,445	4,487	1,783	626,715
Capital expenditures	20,843	560	224	21,627
Depreciation and amortization	22,091	379	411	22,881

Classes of similar
products/services:	2008	2007	2006
	(In thousands)
Net Sales:
GMOI	$201,676	$210,313	$240,490
Canned vegetables	616,636	579,731	573,779
Frozen vegetables	39,880	35,696	29,464
Fruit	193,768	164,969	5,893
Snack	14,996	18,369	20,747
Other	13,768	15,775	13,450
Total	$1,080,724	$1,024,853	$883,823

The fruit and vegetable component, consisting of GMOI, canned vegetables, fruit and frozen vegetables, represents 99%, 99% and 99% of assets and 116%, 96% and 92% of pre-tax earnings in 2008, 2007, and 2006, respectively.

13.	Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, worker's compensation and other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation.  The Company is in a highly regulated industry and is also periodically involved in government actions for regulatory violations and other matters surrounding the manufacturing of its products, including, but not limited to, environmental, employee, and product safety issues. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

The Company is one of a number of business and local government entities which contributed waste materials to a landfill in Yates County in upstate New York, which was operated by a party unrelated to the Company primarily in the 1970's through the early 1980's.  The Company's wastes were primarily food and juice products.  The landfill contained some hazardous materials and was remediated by the State of New York.  The New York Attorney General has advised the Company and other known non-governmental waste contributors that New York has sustained a total remediation cost of $4.9 million and seeks recovery of half that cost from the non-governmental waste contributors.  The Company is one of four identified contributors ("Group") who cooperatively are investigating the history of the landfill so as to identify and seek out other potentially responsible parties who are not defunct and are financially able to contribute to the non-governmental parties' reimbursement liability.  The Group has offered a settlement but has not received a response from the State.  The Company does not believe that any ultimate settlement in excess of the amount accrued will have a material impact on its financial position or results of operations.

On August 2, 2007, the Company received two civil citations from CalOSHA (the state agency responsible for enforcing occupational safety and health regulations), relating to the accidental death of a warehouse employee at the Company’s Modesto facility on February 5, 2007.  The Company is appealing the citations to the California Occupational Safety and Health Appeals Board.

On February 8, 2008, a subsidiary of the Company was named as a defendant in a criminal action in Stanislaus County, California, relating to the above accident at the Modesto facility.  The complaint alleges a felony violation of sec. 6425(a) of the California Labor Code by a subsidiary of the Company.  The criminal charges are still pending and being vigorously defended.

While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

14.	Plant Restructuring

In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1,754,000 consisting of a provision for future lease payments of $1,306,000, a cash severance charge of $369,000, and a non-cash impairment charge of $79,000.  In 2007, the Company recorded an additional restructuring charge of $657,000 consisting of a provision for future lease payments of $420,000, a cash severance charge of $151,000, a cash union pension charge of $69,000 and a non-cash impairment charge of $17,000.  The lease on the Salem warehouse expired in February 2008. During 2008, the non-cash impairment charge was increased by $0.1 million related to this Salem warehouse.

The fiscal 2006 asparagus harvest, completed in the first quarter, represented a partial pack as GMOI was in process of moving the production of asparagus offshore from the Dayton, Washington manufacturing facility. As fiscal 2006 represented the final year of operation for the Dayton, Washington facility, the Company and GMOI negotiated a definitive agreement related to the closure of this facility.  Under the terms of the agreement, any costs incurred by the Company related to the asparagus production prior to March 31, 2006 were paid by GMOI.  The Company shall retain ownership of the real estate associated with the Dayton facility.  In addition, the manufacturing equipment of the Dayton facility shall either be conveyed to GMOI, redeployed by the Company, or salvaged.  Lastly, GMOI reduced the principal balance of the secured nonrecourse subordinated promissory note by $466,000 to $42,618,000, which represented the net book value of the equipment to be conveyed to GMOI or salvaged.

In March 2008, the Company contributed its Coleman, Wisconsin plant to a not-for-profit corporation specializing in real estate and recorded a non-cash impairment charge of $0.4 million.  This plant had been idled in fiscal 2005.

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

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2006, 2007, and 2008:

		Long-Lived
		Asset	Other
	Severance	Charges	Costs	Total
		(In thousands)
Total expected
restructuring charge	1,248	5,749	3,914	10,911

Balance March 31, 2005	$256	$1,599	$1,992	$3,847
Second-quarter charge
to expense	368	77	1,016	1,461
Third-quarter charge
to expense	-	-	290	290
Disposal of assets	-	(1,676)	-	(1,676)
Cash payments/write offs	(458)	-	(527)	(985)
Fourth-quarter charge
to expense	3	250	(84)	169
Balance March 31, 2006	$169	$250	$2,687	$3,106
Third-quarter charge
to expense	-	-	374	374
Cash payments/write offs	(236)	-	(903)	(1,139)
Fourth-quarter charge
to expense	151	17	171	339
Balance March 31, 2007	$84	$267	$2,329	$2,680
Third-quarter charge
to expense	-	-	104	104
Cash payments/write offs	(84)	(462)	(1,095)	(1,641)
Fourth-quarter charge
to expense	-	445	(52)	393
Balance March 31, 2008	$-	$250	$1,286	$1,536

Total costs incurred
to date	$1,248	$5,499	$2,628	$9,375

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2008 and 2007 and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation as of March 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) Interpretation No. 48, "Accounting for Uncertain Income Taxes - an Interpretation of SFAS Statement No. 109”, on April 1, 2007.

As discussed in Note 10 to the consolidated financial statements, effective December 30, 2007 the Company changed its inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method; or market, to the lower of cost; determined under the last-in, first-out (LIFO) method or market.

As reflected in Note 8 to the consolidated financial statements, the Company adopted SFAS No. 158, “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans”, as of March 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 9, 2008 expressed an unqualified opinion thereon.

/s/BDO Seidman, LLP
Milwaukee, Wisconsin

June 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A, Management's Annual Report on Internal Control Over Financial Reporting of the Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2008 and 2007, and the related consolidated statements of net earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2008 and our report dated June 9, 2008 expressed an unqualified opinion on those consolidated financial statements.

/s/BDO Seidman, LLP
Milwaukee, Wisconsin

June 9, 2008

Shareholder Information and Quarterly Results

The Company’s common stock is traded on The NASDAQ Global Stock Market.  The 4.8 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 264 and 248 shareholders of record, respectively.  The high and low prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2008		2007
Quarter	High	Low	High	Low
First	$30.40	$26.26	$30.84	$19.67
Second	27.49	25.89	27.10	22.73
Third	27.25	23.40	27.35	23.95
Fourth	24.47	19.25	27.00	24.21

Class B:	2008		2007
Quarter	High	Low	High	Low
First	$30.96	$26.97	$32.25	$20.00
Second	28.85	25.79	28.99	22.66
Third	28.13	22.60	29.99	24.36
Fourth	25.99	20.50	26.25	24.00

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company’s Common Stock compared with the NASDAQ Market Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2003, in the Company’s Class A Common Stock, the NASDAQ Market, and the peer group.  The data assumes the reinvestment of all cash dividends and the cash value of other distributions.  Stock price performance shown in the graph is not necessarily indicative of future stock price performance.  The companies in the peer group are H.J. Heinz Company, DelMonte Company, Hanover Foods, and Hain Celestial Group, Inc.

As of March 31, 2008, the most restrictive credit agreement limitation on the Company’s payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock.  Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company.  The Company has not declared or paid a common dividend in many years.

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group and Peer Group
200
180
160
140
120
100
80
60
40
20
0
Dollars
2003
2004
2005
2006
2007
2008
Years
Seneca Foods
Peer Group
NASDAQ US Total Return

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2008
As Restated:
Net sales	$189,442	$274,447	$381,193	$235,642
Gross Margin	20,913	25,580	24,436	23,337
Net earnings	1,730	3,155	1,522	1,612
Basic earnings
per common share	0.14	0.26	0.12	0.13
Diluted earnings
per common share	0.14	0.26	0.12	0.12
As Reported:
Net sales	$189,442	$274,447	$381,193	$235,642
Gross Margin	26,550	31,959	32,522	3,235
Net earnings (loss)	5,394	7,301	6,778	(11,454)
Basic earnings (loss)
per common share	0.44	0.60	0.56	(0.94)
Diluted earnings (loss)
per common share	0.44	0.60	0.55	(0.94)

Year ended March 31, 2007
Net sales	$148,341	$283,324	$391,012	$202,176
Gross Margin	20,859	34,226	37,344	27,217
Net earnings	3,659	8,523	11,322	8,563
Basic earnings
per common share	0.33	0.65	0.93	0.70
Diluted earnings
per common share	0.33	0.65	0.92	0.70

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels.  Due to the dependence on the fruit and vegetable yields of the Company’s food processing segment, interim costing must be estimated.  For fiscal 2008, previously reported quarterly earnings were restated to reflect the estimated impact of the change to the LIFO inventory valuation method as if it had been implemented at the beginning of the year.

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

Annual Meeting

The 2008 Annual Meeting of Shareholders will be held on Thursday, August 7, 2008, beginning at 11:00 A.M. (PDT) at the Doubletree Hotel, 1150 9th Street, Modesto, California (209-526-6000).  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders of record as of June 13, 2008.

How To Reach Us

Seneca Foods Corporation
3736 South Main Street
Marion, New York  14505

(315) 926-8100
www.senecafoods.com
senecafoods@senecafoods.com

Additional Information

Annual Report and Other Investor Information

A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing to:

Roland E. Breunig
Seneca Foods Corporation
418 East Conde Street
Janesville, Wisconsin  53546
(608) 757-6000

This annual report is also available online at www.senecafoods.com

Foundation/Contribution Requests
Seneca Foods Foundation
Cynthia L. Fohrd
3736 South Main Street
Marion, New York  14505

(315) 926-8100
foundation@senecafoods.com

Independent Registered Public Accounting Firm
BDO Seidman, LLP
Milwaukee, Wisconsin

General Counsel
Jaeckle Fleischmann & Mugel, LLP
Buffalo, New York

Transfer Agent and Registrar

National City Bank
Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio  44101-4301
(800) 622-6757
(216) 257-8508 fax
www.NationalCity.com/ShareholderServices
shareholder.inquiries@nationalcity.com

Corporate Governance
http://consumer.senecafoods.com/profile/governance/governance.cfm

Code of Business Ethics
http://consumer.senecafoods.com/profile/governance/ethics.pdf
Hotline 800-213-9185