Form 10-K, Exhibit 13
period 2009-03-31
SENECA FOODS CORP /NY/
filed 2009-06-12
CIK 88948

FIVE YEAR SELECTED FINANCIAL DATA

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2009	2008	2007(a)	2006	2005

Net sales	$1,280,684	$1,080,724	$1,024,853	$883,823	$864,274

Operating income before interest (c)	$48,188	$32,853	$65,878	$51,242	$28,625
Interest expense, net	14,103	18,143	20,936	15,784	16,592
Net earnings (c)	18,765	8,019	32,067	21,993	7,907

Basic earnings per common share (c)	$1.54	$0.66	$2.65	$1.97	$0.71
Diluted earnings per common share (c)	1.53	0.65	2.63	1.96	0.70

Working capital	$332,082	$370,102	$334,455	$229,510	$205,430
Inventories	392,955	395,686	380,487	318,770	294,470
Goodwill	-	-	-	-	-
Net property, plant, and equipment	179,245	183,051	172,235	148,501	163,290
Total assets	675,605	672,020	626,715	535,144	524,495
Long-term debt and capital lease
obligations, less current portion	191,853	250,039	210,395	142,586	154,125
Stockholders’ equity	282,425	279,430	273,571	217,779	195,809

Additions to property, plant, and equipment	$23,198	$32,853	$21,627	$11,906	$14,415

Net earnings/average equity	6.7%	2.9%	13.1%	10.6%	4.1%
Earnings before taxes/sales	2.7%	1.4%	4.4%	4.0%	1.4%
Net earnings/sales	1.5%	0.7%	3.1%	2.5%	0.9%
Long-term debt/equity (b)	67.9%	89.5%	76.9%	65.5%	78.7%
Total debt/equity ratio	1.4:1	1.4:1	1.3:1	1.5:1	1.7:1
Current ratio	3.1:1	4.2:1	3.9:1	2.5:1	2.3:1

Total stockholders’ equity per equivalent share (d)	$23.13	$22.86	$22.39	$19.46	$17.49
Stockholders’ equity per common share	28.10	27.66	26.93	23.89	20.77
Class A Global Market System
closing price range	23.95-15.51	30.40-19.25	30.84-19.67	21.00-15.51	20.00-16.75
Class B Global Market System
closing price range	24.00-16.61	30.96-20.50	32.25-20.00	20.77-16.00	19.45-16.99
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	13.5	32.0	10.3	10.1	23.8

(a)	The fiscal 2007 financial results include eight months of operating activity related to the Signature Fruit acquisition (See Note 2, Acquisition in the Consolidated Financial Statements).
(b)
The long-term debt to equity percentage for fiscal 2009, 2008 and 2007 includes the Revolving Credit Facility as discussed in Note 4, Long-Term Debt.  For the years 2006 and 2005, the Revolving Credit Facility was included in current liabilities.  If calculated on a comparable basis to fiscal 2009, 2008 and 2007, the 2006 and 2005 percentages would be 91.7% and 109.7%, respectively.

(c)
The effect of changing to the LIFO inventory valuation method in fiscal 2008 was to reduce operating earnings by $28.2 million and net earnings by $18.3 million or $1.50 per share ($1.49 diluted).  The effect using the LIFO inventory valuation method in fiscal 2009 was to reduce operating earnings by $58.3 million and net earnings by $37.9 million or $3.12 per share ($3.09 diluted).

(d)
Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into.  See Note 7 of the Notes to Consolidated Financial Statements for conversion details.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our Business

Seneca Foods believes it is one of the world's leading producers and distributors of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets, certain export markets, the food service industry, and other food processors. During 2009, canned vegetables represented 67% of the Company's sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. The Company also supplies canned and frozen vegetable products to General Mills Operations, LLC ("GMOL") under an Alliance Agreement. In addition, the Company is the supplier of frozen vegetable products principally to the food service industry, and fruit and snack chip products principally serving retail markets and other food processors.

During 2007, the Company acquired Signature Fruit Company, LLC, located in Modesto, California, which is a large producer of canned fruits. See "The Acquisition" below for details.

With this acquisition, the Company has become a leading producer and distributor of canned fruits. Canned fruit products are sold nationwide in a variety of markets. In 2009, canned fruits represented 19% of the Company's sales. The Company believes it maintains a number one position in the food service and export markets, a number two position in the private label market, and a number three position in the branded canned fruit market.

Currently, the Company’s business strategies are designed to grow  the Company’s market share and enhance the Company’s sales and margins and include: 1) expand the Company’s leadership in the processed fruit and vegetable industry; 2) provide low cost, high quality processed fruits and vegetables to consumers through the elimination of costs from the Company’s supply chain and investment in state-of-the-art production and logistical technology; 3) focus on growth opportunities to capitalize on higher expected returns; and 4) pursue strategic acquisitions that leverage the Company’s core competencies.

All references to years are fiscal years unless otherwise indicated.

The Acquisition

On August 18, 2006, the Company completed its acquisition of 100% of the membership interest in Signature Fruit Company, LLC ("Signature") from John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company. The rationale for the acquisition was twofold: 1) to broaden the Company's product offerings into the canned fruit business; and 2) to take advantage of distribution efficiencies by combining vegetables and fruits on shipments since the customer base of the two companies is similar. The purchase price totaled $47.3 million plus the assumption of certain liabilities.

This acquisition was financed with proceeds from a newly expanded $250.0 million revolving credit facility, and $25.0 million of the Company's Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company's Class A Common Stock on a one-for-one basis, subject to antidilution adjustments. The Preferred Stock was valued at $24.385 per share based on the market value of the Class A Common Stock during the 30 day average period prior to the acquisition.

Restructuring

During the third fiscal quarter of 2009, the Company announced a Voluntary Workforce Reduction Program at its plant in Modesto, California that resulted in a restructuring charge for severance costs of $904,000.  This program, which is expected to result in a more efficient operation, was completed in January 2009.

In March 2008, the Company contributed its Coleman, Wisconsin plant to a not-for-profit corporation specializing in real estate and recorded a non-cash impairment charge of $445,000. This plant had been idled in fiscal 2005.

In 2006, the Company announced the phase out of the Salem labeling operation that resulted in a restructuring charge of $1,754,000, consisting of a provision for future lease payments of $1,306,000, a cash severance charge of $369,000, and a non-cash impairment charge of $79,000. In 2007, the Company completed construction of a $4,751,000 warehouse in Payette, Idaho to replace this Salem, Oregon leased distribution facility. The lease on the Salem warehouse expired in February 2008. During 2008, the non-cash impairment charge related to this Salem warehouse was increased by $52,000.

Divestitures and Other Real Estate Sold

During 2009, the Company took a non-cash charge of $714,000 related to some excess equipment at our Yakima, Washington processing plant which is included in Other Operating Expense (Income) in the Consolidated Statements of Net Earnings.

During 2007, the Company sold a plant and warehouse located in California that was acquired in the Signature acquisition, which resulted in cash proceeds of $27,803,000. There was no gain or loss recorded on this sale since the property was valued at the net proceeds as part of the purchase price allocation.

During 2006, the Company sold a previously closed corn processing facility in Washington for $514,000 in cash and a $3,550,000 note which carried an interest rate of 8% and was due in full on May 14, 2007. This note was secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $427,000 of the gain was included in Other Operating Expense (Income), net and an additional $2,819,000 of the gain on this sale was deferred in Other Long-Term Liabilities. During 2007, the Company collected the note prior to the original due date and recorded a gain on the sale of $2,800,000, which is included in Other Operating Expense (Income) in the Consolidated Statements of Net Earnings.

Liquidity and Capital Resources

The Company's primary cash requirements are to make payments on the Company’s debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts under the revolving credit facility are the Company’s primary sources of  liquidity.

Revolving Credit Facility

On August 18, 2006, in connection with the Signature acquisition, the Company entered into a $250.0 million five-year floating rate secured revolving credit facility (the "Revolver") with several lenders, under which $99.3 million was initially borrowed to pay off the prior revolver balance. As of March 31, 2009, the outstanding balance on the Revolver was $87.4 million and letters of credit supported by the Revolver totaled $9.9 million, leaving $152.7 million available. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver.  The Revolver is secured by the Company's accounts receivable and inventory and contains financial covenants and borrowing base requirements.  The Revolver is used to fund capital expenditures, acquisitions, the Company’s seasonal working capital needs, which are affected by the growing cycles of the vegetables and fruits the Company processes, and to pay debt principal and interest obligations. The vast majority of fruit and vegetable inventories are produced during the harvesting and packing months of June through November and depleted through the remaining six months. Payment terms for raw fruit and vegetables are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year. The maturity date of the Revolver is August 18, 2011.

The Company believes that cash flows from operations and availability under its Revolver will provide adequate funds for the Company’s working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Seasonality

The Company's revenues typically are higher in the second and third fiscal quarters. This is due in part because the Company sells, on a bill and hold basis, Green Giant canned and frozen vegetables to GMOL at the end of each pack cycle, which typically occurs during these quarters.  GMOL buys the product from the Company at cost plus an equivalent case tolling fee.  See the Critical Accounting Policies section for further details.  The Company's non-Green Giant sales also exhibit seasonality with the third fiscal quarter generating the highest sales due to retail sales during the holiday season.

The seasonality of the Company's business is illustrated by the following table:

	First	Second	Third	Fourth
	(In thousands)
Year ended March 31, 2009:
Net sales	$216,713	$315,418	$463,322	$285,231
Gross margin	15,862	28,804	49,010	25,871
Net (loss) earnings	(2,077)	4,365	13,836	2,641
Inventories	373,672	648,474	488,283	392,955
Revolver outstanding	63,245	130,000	167,996	87,384

Year ended March 31, 2008:
Net sales	$189,442	$274,447	$381,193	$235,642
Gross margin	20,913	25,580	24,436	23,337
Net earnings	1,730	3,155	1,522	1,612
Inventories	406,175	640,941	455,444	395,686
Revolver outstanding	55,218	165,293	150,426	107,743

Long-Term Debt

The Company has two major long-term debt instruments: 1) a $57.1 million secured note payable to John Hancock Life Insurance Company, with an interest rate of 8.03%, which is payable in installments through 2014; and 2) a $32.1 million secured note payable to GMOL, with an interest rate of 8%, which is payable in September, 2009. The Company intends to refinance the GMOL debt with other long-term debt including the possible use of the Revolver.  In addition, the Company has two mortgages. The Company did not issue any significant long-term debt in 2009 or 2008. During 2007, the Company issued a mortgage note to GE Capital for $23.8 million with an interest rate of 6.98% and a term of 15 years. The proceeds were used to pay down debt associated with the acquisition of Signature. The note is secured by a mortgage on a portion of the property in Modesto, California acquired via the Signature acquisition. The Company also has a number of industrial revenue bonds totaling $24.1 million.

At March 31, 2009, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are as follows (in thousands):

2010	$38,949
2011	6,731
2012	94,537
2013	12,711
2014	40,507
Thereafter	37,367

Restrictive Covenants

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on and redeem the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers.  The Company's debt agreements also require it to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios.  The Revolver also contains borrowing base requirements related to accounts receivable and inventory.  These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations.  The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio.  In connection with the Company's decision to adopt the last-in, first-out (“LIFO”) method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (“FIFO”) method of inventory accounting.  The Company was in compliance with all such financial covenants as of March 31, 2009.

Capital Expenditures

Capital expenditures in 2009 totaled $23.2 million and included a $1.8 million frozen warehouse expansion in Rochester, Minnesota, a $1.5 million fruit cup project in Modesto, California, equipment replacements and other improvements, and cost saving projects.  Capital expenditures in 2008 totaled $32.9 million and included $8.6 million in construction and equipment costs related to a heat processing system in Clyman, Wisconsin, $4.7 million of construction costs related to a warehouse project in Gillett, Wisconsin, $3.2 million for software and hardware costs related to implementing the SAP Enterprise Resource Planning System, together with equipment replacement and other improvements, and cost saving projects. Capital expenditures in 2007 totaled $21.6 million and included a $4.8 million warehouse project in Payette, Idaho, a $3.5 million can line in Marion, New York, equipment replacements and other improvements, and cost saving projects.

Accounts Receivable

In 2009, accounts receivable increased by $14.7 million primarily reflecting the effect of increased per unit selling prices and increased sales volume, together resulting in an 18.5% sales increase over 2008.  In 2008, accounts receivable increased by $6.5 million over 2007.

Inventories

In 2009, inventories decreased by $2.7 million primarily reflecting the effect of lower finished goods, partially offset by the effect of higher steel raw material quantities and higher work in process quantities.  The effect of using the LIFO method rather than FIFO was to reduce net earnings by $37.9 million or $3.12 per share ($3.09 diluted).

In 2008, inventories increased by $15.2 million, primarily reflecting the effect of higher unit raw material and supply quantities, and partially offset by the $28.2 million impact of implementing LIFO during the year. Effective December 30, 2007 (4th quarter), the Company decided to change its inventory valuation method from the lower of cost; determined under the FIFO method; or market, to the lower of cost; determined under the LIFO method or market. The Company believes that the use of the LIFO method better matches current costs with current revenues. For this type of accounting change, there is no cumulative effect adjustment as of the beginning of the year. The effect of this change was to reduce net earnings by $18.3 million or $1.50 per share ($1.49 diluted) below that which would have been reported using the Company's previous inventory method.

Critical Accounting Policies

During the year ended March 31, 2009, the Company sold for cash, on a bill and hold basis, $196.3 million of Green Giant finished goods inventory to GMOL.  As of March 31, 2009, $77.9 million of this product remained unshipped.  At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

Trade promotions are an important component of the sales and marketing of the Company's branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of the Company’s products to consumers, amounts paid to obtain favorable display positions in retail stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant, and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are evaluated if the estimated undiscounted value of the cash flows is less than carrying value. If such is the case, a loss is recognized when the carrying value of an asset exceeds its fair value.

Obligations and Commitments

As of March 31, 2009, the Company was obligated to make cash payments in connection with the Company’s debt and operating leases. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

	Contractual Obligations
	March 31, 2009

				2015
	2010	2011-12	2013-14	and beyond	Total

Long-term debt	$38,949	$101,268	$53,218	$37,367	$230,802
Interest	11,655	16,575	5,499	10,595	44,324
Operating lease
obligations	21,734	34,344	17,188	7,751	81,017
Purchase commitments	257,673	—	—	—	257,673
Total	$330,011	$152,187	$75,905	$55,713	$613,816

In addition, the Company's defined benefit plan has an unfunded pension liability of $34.2 million which is subject to certain actuarial assumptions.  The pension liability increased by $18.8 million during 2009 to reflect the current unfunded liability based on the projected benefit obligation and actual fair value of plan assets as of March 31, 2009, net of a $10.0 million contribution to the Plan during 2009. This increase was recognized via an adjustment to accumulated other comprehensive income of $15.5 million after the income tax benefit of $9.9 million.  Plan assets decreased from $71.5 million as of March 31, 2008 to $49.9 million as of March 31, 2009 due to extremely difficult market conditions during the year.

Due to uncertainties related to FIN 48, the Company is not able to reasonably estimate the cash settlements required in future periods.

Purchase commitments represent estimated payments to growers for crops during the 2009 season.

The Company has no material off-balance sheet debt or other unrecorded obligations other than the items noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2009, the Company had $9.9 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2009, the Company’s cash and cash equivalents decreased by $4.5 million, which is due to the net impact of $47.3 million provided by operating activities, $22.6 million used in investing activities, and $29.2 million used in financing activities.

Operating Activities

Cash provided by operating activities increased to $47.3 million  provided by operating activities in 2009 from $6.2 million used in operating activities in 2008. The increase is primarily a function of higher operating earnings in 2009, lower inventory buildup in 2009 versus 2008 and lower income tax payments in 2009 than 2008.  The current year LIFO impact of $58.3 million provided a tax cash benefit of $20.4 million.

Cash from operating activities decreased to $6.2 million used in operations in 2008 from $70.2 million provided by operations in 2007. The decrease is primarily attributable to increased inventory and accounts receivable in 2008 versus 2007 and decreased net earnings exclusive of LIFO and decreased asset sales in 2008 versus 2007.  The tax cash benefit of $9.8 million was not realized until 2009.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and then depleted during the remaining six months. Cash flow from operating activities is one of our main sources of liquidity.

Investing Activities

Cash used in investing activities was $22.6 million for 2009, principally reflecting capital expenditures. Capital expenditures aggregated $23.2 million in 2009 versus $32.9 million in 2008. The decrease was primarily attributable to fewer large projects in 2009 and an increase in leased projects.  There were two major projects in 2009, 1) $1.8 million frozen warehouse expansion in Rochester, Minnesota and 2) $1.5 million fruit cup project in Modesto, California.

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

Financing Activities

Cash used by financing activities was $29.2 million in 2009 principally consisting of the repayment of Revolver borrowings.

Cash provided by financing activities was $40.3 million in 2008 principally consisting of Revolver borrowings to finance operations.

Cash used in financing activities was $57.0 million in 2007. During 2007, the Company repaid more borrowings than it used to fund the Signature acquisition.

RESULTS OF OPERATIONS

Fiscal 2009 versus Fiscal 2008

Classes of similar
products/services:	2009	2008	2007
	(In thousands)
Net Sales:
GMOL *	$231,712	$201,676	$210,313
Canned vegetables	732,146	616,636	579,731
Frozen vegetables *	44,967	39,880	35,696
Fruit	233,897	193,768	164,969
Snack	15,498	14,996	18,369
Other	22,464	13,768	15,775
Total	$1,280,684	$1,080,724	$1,024,853

*GMOL includes frozen vegetable sales exclusively for GMOL.

Net sales for fiscal 2009 increased $200.0 million, or 18.5%, from $1,080.7 million to $1,280.7 million. The increase primarily reflects: 1) a $115.5 million increase in canned vegetable sales; 2) a $40.1 million increase in fruit sales; and 3) an increase in GMOL sales of $30.0 million.   Selling prices/improved sales mix represented $160.3 million of the increase while sales volume accounted for $39.7 million of this increase.  The increase in selling prices/improved sales mix is primarily due to $108.2 million in canned vegetable sales, $25.6 million in fruit products sales, and $19.7 million in Green Giant Alliance sales.

Cost of product sold as a percentage of sales decreased from 91.3% in 2008 to 90.6% in 2009 primarily as a result of higher selling prices.

Selling, general and administrative expense decreased from 5.7% of sales in 2008 to 5.5% of sales in 2009 due to the fixed nature of certain expenses and the sales increase.

Plant restructuring costs increased from $0.5 million in 2008 to $0.9 million in 2009 and are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense, net, decreased from $18.1 million in 2008 to $14.1 million in 2009 primarily reflecting lower average borrowing rates on long-term and short-term variable rate debt in the current year than the prior year.

Other operating expense, net, of $0.6 million in 2009 primarily reflects the effect of a non-cash loss of $0.7 million on the disposal of property, plant and equipment partially offset by a gain of $0.1 million on the disposal of property, plant and equipment.  Other operating income, net, of $0.2 million in 2008 primarily reflects the net gain on the sale of some unused fixed assets.

As a result of the aforementioned factors, pre-tax earnings increased from $14.7 million in 2008 to $34.1 million in 2009. The effective tax rate was 44.9% in 2009 and 45.5% in 2008.  The decrease in the 2009 effective tax rate is primarily due to a lower addition to tax reserves in 2009, partially offset by a charge related to research and development credit in 2009 and the settlement of an IRS audit during 2009.

Fiscal 2008 versus Fiscal 2007

Net sales for fiscal 2008 increased $55.9 million, or 5.5%, from $1,024.9 million to $1,080.7 million. The increase primarily reflects: 1) a $36.9 million increase in canned vegetable sales due mainly to price increases required to cover cost increases in the Company’s primary commodities; 2) a full year of activity related to the Signature acquisition (as compared to eight months in fiscal 2007) which was reflected in the $28.8 million increase in fruit sales; and 3) a decline in GMOL sales of $8.6 million.

Cost of product sold as a percentage of sales increased from 88.2% in 2007 to 91.3% in 2008 primarily reflecting the implementation of the LIFO inventory valuation method which increased cost of sales by $28.2 million (2.6% of sales). The LIFO impact was caused by raw produce and steel cost increases in 2008 as compared to the prior year.

Selling, general and administrative expense remained unchanged at 5.7% of sales.

Plant restructuring costs decreased from $0.7 million in 2007 to $0.5 million in 2008 and are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense, net, decreased from $20.9 million in 2007 to $18.1 million in 2008 primarily reflecting lower average borrowing rates on long-term and short-term variable rate debt in the current year than the prior year and the capitalization of approximately $1.0 million of interest in 2008 that was associated with major projects under construction.

Other operating income, net, of $0.2 million in 2008 primarily reflects the net gain on the sale of some unused fixed assets. Other operating income, net, of $4.9 million in 2007 primarily reflects the effect of a $5.2 million gain on the sale of certain fixed assets partially offset by a non-cash loss of $0.3 million on the disposal of property, plant and equipment.

As a result of the above factors, pre-tax earnings decreased from $44.9 million in 2007 to $14.7 million in 2008. The effective tax rate was 45.5% in 2008 and 28.6% in 2007. The increase in the 2008 effective tax rate reflects lower earnings attributable to the LIFO implementation, a reduction in some state tax credits (1.8%) included in the 2008 rate, and the addition to tax reserves (9.3%) primarily related to certain tax credits.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved the issuance of FASB Staff Position (“FSP”) FAS 157-2. FSP FAS 157-2 deferred the effective date of  SFAS 157 until April 1, 2009 (for the Company) for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis.  On October 10, 2008, the FASB issued FSP FAS 157-3 to clarify the application of fair value measurements of a financial asset when the market for that asset is not active. Through March 31, 2009, SFAS 157 and FSP FAS 157-3 had no effect on the Company's consolidated results of operations or financial position with respect to its financial assets and liabilities.  Effective April 1, 2009, the Company will apply the fair value measurement and disclosure provisions of SFAS 157 to its nonfinancial assets and liabilities measured on a nonrecurring basis.  The adoption of SFAS 157 did not have a material impact on the Company's consolidated results of operations or financial position.  The Company measures the fair value of long-lived assets on a non-recurring basis.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has assessed the impact of SFAS 159 and has determined it had no impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") to further enhance the accounting and financial reporting related to business combinations. SFAS 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company's adoption of SFAS 141(R) will depend upon the extent and magnitude of acquisitions after March 2009.

FSP FAS 132(R)-1, issued on December 30, 2008, amends FAS 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits", to expand disclosures in an employer's financial statements about plan assets.  Among other things, the FSP requires employers to disclose information regarding the fair value measurements of plan assets that are similar to the disclosures required by FAS 157 (e.g., information regarding the fair value disclosure hierarchy and rollforward of assets measured using Level 3 inputs).  The disclosures about plan assets required by the FSP are required for fiscal years ending on or after December 15, 2009.

In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, “Accounting For Derivative Instruments and Hedging Activities” and/or EITF 00-19, “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF 07-05 is effective as of the beginning of our 2010 fiscal year. The Company is assessing the impact of this EITF on its consolidated financial statements.

QUANTITIVE AND QUALITIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $5.8 million in cash equivalents as of March 31, 2009. As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions, seasonal working capital requirements, and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable.  Long-term debt bears interest at fixed and variable rates. With $131.9 million in average variable-rate debt during fiscal 2009, a 1% change in interest rates would have had a $1.3 million effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2009.

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials as well as the electricity and natural gas used in the Company’s business are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events can result in reduced supplies of these materials, higher supply costs, or interruptions in the Company’s production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $257.7 million in produce costs expected during 2010, a 1% change would have a $2.6 million effect on inventory costs.  A 1% change in steel unit costs would equate to a $1.4 million cost impact.

The Company does not currently use derivative instruments to potentially alter its interest rate or commodity risks.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2009
(In thousands)

	P A Y M E N T S B Y Y E A R

							Total/	Estimated
							Weighted	Fair
	2010	2011	2012	2013	2014	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$38,949	$6,731	$7,153	$7,651	$40,507	$19,797	$120,788	$118,478
Average interest rate	6.73%	7.39%	7.44%	7.64%	7.47%	7.05%	7.27%	-
Variable-rate L/T debt:
Principal cash flows	$-	$-	$87,384	$5,060	$-	$17,570	$110,014	$110,014
Average interest rate	-%	-%	1.52%	5.27%	-%	5.27%	1.73%	-
Average Revolver debt:
Principal cash flows							$109,257	$109,257
Average interest rate							2.98%	-
Short-term investments:
Average balance							$86	$86
Average interest rate							2.53%	-

CONSOLIDATED STATEMENTS OF NET EARNINGS

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)

Years ended March 31,	2009	2008	2007

Net sales	$1,280,684	$1,080,724	$1,024,853

Costs and expenses:
Cost of products sold	1,161,137	986,458	905,207
Selling, general, and administrative expense	69,836	61,147	57,988
Other operating (income) expense, net	624	(231)	(4,933)
Plant restructuring	899	497	713
Total costs and expenses	1,232,496	1,047,871	958,975
Operating income	48,188	32,853	65,878
Interest expense, net of interest income of
$14, $79, and $31, respectively	14,103	18,143	20,936

Earnings before income taxes	34,085	14,710	44,942
Income taxes	15,320	6,691	12,875
Net earnings	$18,765	$8,019	$32,067

Basic earnings per common share	$1.54	$0.66	$2.65

Diluted earnings per common share	$1.53	$0.65	$2.63

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2009	2008

Assets
Current Assets:
Cash and cash equivalents	$5,849	$10,322
Accounts receivable, less allowance for doubtful accounts
of $426 and $457, respectively	76,713	62,012
Inventories:
Finished products	270,481	274,543
In process	24,280	18,238
Raw materials and supplies	98,194	102,905
	392,955	395,686
Deferred income taxes	6,449	6,685
Refundable income taxes	-	8,303
Other current assets	5,966	2,419
Total Current Assets	487,932	485,427
Deferred income tax asset, net	6,692	1,196
Other assets	1,736	2,346
Property, Plant, and Equipment:
Land	16,284	15,880
Building & Improvements	143,360	140,037
Equipment	302,099	292,645
	461,743	448,562
Less accumulated depreciation and amortization	282,498	265,511
Net Property, Plant, and Equipment	179,245	183,051
Total Assets	$675,605	$672,020

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$60,019	$55,240
Accrued vacation	9,843	9,390
Accrued payroll	9,771	4,521
Other accrued expenses	35,689	36,014
Current portion of long-term debt and capital lease obligations	38,949	10,160
Income taxes	1,579	-
Total Current Liabilities	155,850	115,325
Long-term debt, less current portion	191,853	250,039
Other liabilities	45,477	27,226
Total Liabilities	393,180	392,590
Commitments and contingencies (Note 13)
Stockholders’ Equity:
Preferred stock	69,403	69,448
Common stock	3,080	3,079
Total Capital Stock	72,483	72,527
Additional paid-in capital	28,546	28,460
Treasury stock, at cost	(257)	-
Accumulated other comprehensive loss	(19,160)	(3,628)
Retained earnings	200,813	182,071
Total Stockholders’ Equity	282,425	279,430
Total Liabilities and Stockholders’ Equity	$675,605	$672,020

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2009	2008	2007

Cash flows from operating activities:
Net earnings	$18,765	$8,019	$32,067
Adjustments to reconcile net earnings to
net cash provided by (used in) operations:
Depreciation and amortization	22,026	22,669	22,881
Deferred income tax expense (benefit)	4,680	(74)	(2,451)
Loss (gain) on the sale of assets	676	(231)	(5,273)
Impairment provision and other non-cash expenses	-	445	340
Changes in operating assets and liabilities (excluding
the effects of business acquisition):
Accounts receivable	(14,701)	(6,512)	6,294
Inventories	2,731	(15,199)	24,813
Other current assets	884	(1,779)	6,161
Accounts payable, accrued expenses,
and other liabilities	2,346	(4,006)	(8,869)
Income taxes	9,872	(9,564)	(5,733)
Net cash provided by (used in) operations	47,279	(6,232)	70,230

Cash flows from investing activities:
Additions to property, plant, and equipment	(23,198)	(32,853)	(21,627)
Proceeds from the sale of assets	611	508	32,227
Business acquisition	-	-	(22,288)
Cash received from business acquisition	-	-	952
Net cash used in investing activities	(22,587)	(32,345)	(10,736)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	442,315	388,725	396,738
Payments of long-term debt and capital lease obligations	(471,712)	(348,954)	(452,982)
Change in other assets	512	599	825
Repurchase of company stock	(257)	-	-
Preferred dividends paid	(23)	(23)	(23)
Payments on notes payable	-	-	(40,936)
Borrowings on notes payable	-	-	39,390
Net cash (used in) provided by financing activities	(29,165)	40,347	(56,988)

Net (decrease) increase in cash and cash equivalents	(4,473)	1,770	2,506
Cash and cash equivalents, beginning of year	10,322	8,552	6,046
Cash and cash equivalents, end of year	$5,849	$10,322	$8,552

Supplemental disclosures of cash flow information:
Cash paid (refunded) during the year for:
Interest	$13,894	$18,437	$20,187
Income taxes	(613)	14,346	21,059
Supplemental information of non-cash investing and
financing activities:
$25.0 million of Preferred Stock was issued in partial consideration for the Signature acquisition in 2007. The Company assumed $45.5 million of long-term debt related to the Signature acquisition.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained	Comprehensive
	Stock	Stock	Capital	Stock	Loss	Earnings	Income

Balance March 31, 2006	$54,486	$2,890	$17,810	$-	$-	$142,593
Net earnings	-	-	-	-	-	32,067	$32,067
Preferred stock issued	25,000	-	-	-	-	-	-
Beneficial conversion	-	-	784	-	-	(784)	-
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)	-
Preferred stock conversion	(9,867)	185	9,683	-	-	-	-
Adoption of SFAS 158
(net of tax $801)	-	-	-	-	(1,253)	-	-
Balance March 31, 2007	69,619	3,075	28,277	-	(1,253)	173,853	$32,067
Net earnings	-	-	-	-	-	8,019	$8,019
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	16			-	-
Adoption of FIN 48	-	-	-	-	-	222	-
Preferred stock conversion	(171)	4	167	-	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $1,518)	-	-	-	-	(2,375)	-	(2,375)
Balance March 31, 2008	69,448	3,079	28,460	-	(3,628)	182,071	$5,644
Net earnings	-	-	-	-	-	18,765	$18,765
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	42	-	-	-	-
Preferred stock conversion	(45)	1	44	-	-	-	-
Purchase treasury stock	-	-	-	(257)	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $9,930)	-	-	-	-	(15,532)	-	(15,532)
Balance March 31, 2009	$69,403	$3,080	$28,546	$(257)	$(19,160)	$200,813	$3,233

	Preferred Stock					Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series	2006 Series
	Value $.25	Value $.025	Participating	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2009	200,000	1,400,000	4,166,667	967,742	1,025,220	20,000,000	10,000,000
Shares issued and outstanding:
March 31, 2007	200,000	807,240	2,991,344	559,790	1,025,220	4,813,684	2,760,905
March 31, 2008	200,000	807,240	2,983,694	554,690	1,025,220	4,830,268	2,760,905
March 31, 2009	200,000	807,240	2,982,094	552,976	1,025,220	4,820,080	2,760,903
Stock Amount	$50	$202	$35,580	$8,571	$25,000	$1,209	$1,871

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Seneca Foods Corporation and Subsidiaries

1.  Summary of Significant Accounting Policies

Nature of Operations - Seneca Foods Corporation and subsidiaries (the “Company”) conducts its business almost entirely in food processing, operating 22 plants and 29 warehouses in seven states.  The Company markets branded and private label processed foods to retailers and institutional food distributors.

Principles of Consolidation - The consolidated financial statements include the accounts for the parent company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition - Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products.  When customers, under the terms of specific orders, request that the Company invoice goods and hold the goods (“Bill and Hold”) for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser.  Generally, the Company receives cash from the purchaser when legal title passes.  During the year ended 2009, the Company sold for cash, on a bill and hold basis, $196.3 million of Green Giant finished goods inventory to General Mills Operations, LLC  (“GMOL”) and $177.9 million for year ended 2008.  As of March 31, 2009, $77.9 million of 2009 product remained unshipped.  At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL.  The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment.

Trade promotions are an important component of the sales and marketing of the Company’s branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of our products to consumers, amounts paid to obtain favorable display positions in retailers’ stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total sales. GMOL sales represented 18%, 19% and 21% of net sales in fiscal 2009, 2008 and 2007, respectively. The top ten customers represented approximately 53%, 52% and 50%, of net sales for fiscal 2009, 2008 and 2007, respectively.  The Company closely monitors the credit risk associated with its customers.  The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure.  Cash and short-term investments in certain accounts exceed the federal insured limit, however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents - The Company considers all highly liquid instruments purchased with an original maturity of three months or less as short-term investments.

Fair Value of Financial Instruments - The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate cost because of the immediate or short-term maturity of these financial instruments.

Deferred Financing Costs - Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt.

Inventories - Effective in fiscal 2008 substantially all inventories are stated at the lower of cost; determined under the last-in, first-out (“LIFO”) method; or market.  Prior to fiscal 2008, the Company used the first-in, first-out (“FIFO”) inventory valuation method.

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

Shipping and Handling Costs - The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of products sold.

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

Years ended March 31,	2009	2008	2007
	(In thousands, except per share amounts)
Basic
Net earnings	$18,765	$8,019	$32,067
Deduct preferred stock dividends	23	23	807
Undistributed earnings	18,742	7,996	31,260
Earnings allocated to participating
preferred	7,038	3,006	11,797
Earnings allocated to common
shareholders	$11,704	$4,990	$19,463
Weighted average common shares
outstanding	7,587	7,585	7,353
Basic earnings per common share	$1.54	$0.66	$2.65
Diluted
Earnings allocated to common
shareholders	$11,704	$4,990	$19,463
Add dividends on convertible
preferred stock	20	20	20
Earnings applicable to common
stock on a diluted basis	$11,724	$5,010	$19,483
Weighted average common shares
outstanding-basic	7,587	7,585	7,353
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	7,654	7,652	7,420
Diluted earnings per share	$1.53	$0.65	$2.63

Depreciation and Valuation - Property, plant, and equipment are stated at cost.  Interest incurred during the construction of major projects is capitalized.  In 2008, $972,000 of interest associated with such projects was capitalized.  Interest associated with construction projects in 2009 and 2007 was immaterial.  For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets or term of lease, if shorter.  Depreciation and capital lease amortization was $21,286,000, $21,865,000, and $22,043,000 in fiscal 2009, 2008, and 2007, respectively.  The estimated useful lives are as follows:  buildings - 30 years; machinery and equipment - 10-15 years; computer software - 3-5 years; vehicles - 3-7 years; and land improvements - 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment.  Impairment losses are evaluated if the estimated undiscounted value of the cash flows are less than carrying value.  A loss is recognized when the carrying value of an asset exceeds its fair value.  There were no significant impairment losses included in Plant Restructuring in 2009, 2008 or 2007.   Assets held for sale are carried at the lower of estimated fair value less selling costs or depreciated value at date of determination to sell.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period.  Actual amounts could differ from those estimated.

Recently Issued Accounting Standards - In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS 157 redefines fair value, establishes a framework for measuring fair value and expands the disclosure requirements regarding fair value measurement. SFAS 157 was initially effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB approved the issuance of FASB Staff Position (“FSP”) FAS 157-2. FSP FAS 157-2 deferred the effective date of SFAS 157 until April 1, 2009 (for the Company) for nonfinancial assets and nonfinancial liabilities except those items recognized or disclosed at fair value on an annual or more frequently recurring basis. On October 10, 2008, the FASB issued FSP FAS 157-3 to clarify the application of fair value measurements of a financial asset when the market for that asset is not active. Through March 31, 2009, SFAS 157 and FSP FAS 157-3 had no effect on the Company’s consolidated results of operations or financial position with respect to its financial assets and liabilities. Effective April 1, 2009, the Company will apply the fair value measurement and disclosure provisions of SFAS 157 to its nonfinancial assets and liabilities measured on a nonrecurring basis. The adoption of SFAS 157 did not have a material impact on the Company’s consolidated results of operations or financial position. The Company measures the fair value of long-lived assets on a non-recurring basis.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has assessed the impact of SFAS 159 and has determined it had no impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” (“SFAS 141(R)”) to further enhance the accounting and financial reporting related to business combinations. SFAS 141(R) establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, the effects of the Company’s adoption of SFAS 141(R) will depend upon the extent and magnitude of acquisitions after March 2009.

FSP FAS 132(R)-1, issued on December 30, 2008, amends FAS 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to expand disclosures in an employer’s financial statements about plan assets. Among other things, the FSP requires employers to disclose information regarding the fair value measurements of plan assets that are similar to the disclosures required by FAS 157 (e.g., information regarding the fair value disclosure hierarchy and rollforward of assets measured using Level 3 inputs). The disclosures about plan assets required by the FSP are required for fiscal years ending on or after December 15, 2009.

In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, “Accounting For Derivative Instruments and Hedging Activities” and/or EITF 00-19, “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” EITF 07-05 is effective as of the beginning of our 2010 fiscal year. The Company is assessing the impact of this EITF on its consolidated financial statements.

Reclassifications - Certain previously reported amounts have been reclassified to conform to the current period classification.

2.  Acquisition

On August 18, 2006, the Company completed its acquisition of 100% of the membership interest in Signature Fruit Company, LLC (“Signature”) from John Hancock Life Insurance Company and John Hancock Variable Life Insurance Company. The rationale for the acquisition was twofold: 1) to broaden the Company’s product offerings into the canned fruit business; and 2) to take advantage of distribution efficiencies by combining vegetables and fruits on shipments since the customer base of the two companies is similar. The purchase price totaled $47.3 million plus the assumption of certain liabilities.

This acquisition was financed with proceeds from a newly expanded $250.0 million revolving credit facility, and $25.0 million of the Company’s Participating Convertible Preferred Stock. The Preferred Stock is convertible into the Company’s Class A Common Stock on a one-for-one basis, subject to antidilution adjustments.  The Preferred Stock was valued at $24.385 per share based on the market value of the Class A Common Stock during the 30 day average period prior to the acquisition.  A non-cash dividend of $784,000 was recorded based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company’s Class A Common Stock when the acquisition was announced. The purchase price to acquire Signature was allocated based on the internally developed fair value of the assets and liabilities acquired.  The purchase price of $47.3 million was calculated as follows (in millions):

Cash	$20.0
Issuance of convertible preferred stock	25.0
Closing cost	2.3
Purchase Price	$47.3

The total purchase price of the transaction has been allocated as follows:

Current assets	$131.6
Property, plant and equipment	26.1
Other assets	2.3
Current liabilities	(59.2)
Long-term debt	(45.5)
Other non-current liabilities	(8.0)
Total	$47.3

The Company’s consolidated statement of net earnings for the year ended March 31, 2007 includes eight months of the acquired Signature operations.  A condensed unaudited pro forma statement of net earnings as if the operations were acquired at the beginning of the year presented follows:

2007
(In thousands)

Net sales	$1,089,609

Cost of products sold	964,834
Selling, general and administrative expense	62,545
Plant restructuring	713
Interest expense (net)	24,908
Other operating (income) expense (net)	(3,326)
Total costs and expenses	1,049,674

Earnings before income taxes	39,935
Income taxes	11,123
Net earnings	$28,812
Basic earnings per share	$2.37
Diluted earnings per share	$2.35

3.  Line of Credit

The Company primarily funds its capital expenditures, acquisitions and working capital requirements through bank borrowings. On August 18, 2006, in connection with the acquisition of Signature, the Company entered into a $250 million five-year floating rate secured revolving credit facility (the “Revolver”) with various banks.  The maturity date for the revolver is August 18, 2011.   As of March 31, 2009, the outstanding balance of the Revolver was $87,384,000, with a weighted average interest rate of 1.52%, and is included in long-term debt on the Consolidated Balance Sheet.  The Revolver is secured by accounts receivable and inventories with a carrying value of $469,668,000.  There were $107,743,000 in bank borrowings under the Revolver at March 31, 2008.  The Company had $9,942,000 and $11,988,000 of outstanding standby letters of credit as of March 31, 2009 and 2008, respectively, that reduce borrowing availability under the Revolver.  See Note 4, Long-Term Debt, for additional comments related to the Revolver.

4.  Long-Term Debt

	2009	2008
	(In thousands)
Revolving credit facility,
1.52% and 4.27%, due through 2012	$87,384	$107,743
Secured note payable to insurance company,
8.03%, due through 2014	57,080	60,946
Secured subordinated promissory note,
8.00%, due through 2010	32,118	35,618
Secured Industrial Revenue Development Bonds,
3.95%, and 5.53%, due through 2029	22,630	22,630
Secured promissory note,
6.98%, due through 2022	21,608	22,625
Secured promissory note,
6.35%, due through 2020	6,265	6,681
Secured notes payable to utility company,
1.50%-3.00%, due through 2014	1,722	1,028
Secured Industrial Revenue Development Bond,
8.10%, due through 2017	978	1,068
Secured Industrial Revenue Development Bond,
5.69%, due through 2010	451	1,191
Other	566	669
	230,802	260,199
Less current portion	38,949	10,160
	$191,853	$250,039

The Company includes its Revolver as a long-term liability due to its five-year term and the fact that it meets the criteria required by the accounting standards for this classification.  As of March 31, 2009, the outstanding balance on the Revolver was $87.4 million and letters of credit supported by the Revolver totaled $9.9 million, leaving $152.7 million available.

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on and redeem the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers.  The Company’s debt agreements also require the Company to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios.  The Revolver also contains borrowing base requirements related to accounts receivable and inventory.  These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations.  The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio.  In connection with the Company’s decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting.  The Company was in compliance with all such financial covenants as of March 31, 2009.

As of March 31, 2009, the most restrictive credit agreement limitation on the Company's payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, less aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock.

The Company has six outstanding Industrial Revenue Development Bonds (“IRBs”); including four IRBs totaling $22,630,000 that are secured by direct pay letters of credit.  The interest rates shown for these four IRBs in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRBs.  Other than the six IRBs, the carrying value of assets pledged for secured debt, including the $250,000,000 Revolver, is $576,832,000.

Debt repayment requirements for the next five fiscal years are:

(In thousands)
2010	$38,949
2011	6,731
2012	94,537
2013	12,711
2014	40,507
Thereafter	37,367
230,802

5.  Leases

The Company had no capital leases as of March 31, 2009.  The Company has operating leases expiring at various dates through 2017.  Generally, operating leases provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2009:

2009
(In thousands)
Years ending March 31:
2010	$21,734
2011	18,806
2012	15,538
2013	10,449
2014	6,739
2015-2017	7,751
Total minimum payment required	$81,017

Rental expense in fiscal 2009, 2008, and 2007 was $32,088,000, $29,757,000, and $25,939,000, respectively.

6.  Income Taxes

The Company files a consolidated income tax return.  The provision for income taxes is as follows:

	2009	2008	2007
	(In thousands)
Current:
Federal	$8,867	$6,444	$15,029
State	1,773	321	297
	$10,640	$6,765	$15,326

Deferred:
Federal	$5,378	$(602)	$(1,452)
State	(698)	528	(999)
	4,680	(74)	(2,451)
Total income taxes	$15,320	$6,691	$12,875

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2009	2008	2007
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of
federal tax benefit)	2.9	3.1	2.8
State tax credits	-	1.8	(1.9)
Research and development
credit charge (benefit)	3.9	(2.7)	(3.7)
Manufacturer’s deduction	(1.7)	(3.0)	(1.3)
Addition to (reversal of) tax reserves	2.8	9.3	(3.5)
IRS audit adjustment	1.8	-	-
Other permanent differences
not deductible	0.5	0.2	0.2
Tax-exempt income	-	-	(0.5)
Other	(0.3)	1.8	1.5
Effective income tax rate	44.9%	45.5%	28.6%

The effective tax rate was 44.9% in 2009 and 45.5% in 2008.  The decrease in the 2009 effective tax rate is primarily due to a lower addition to tax reserves in 2009, partially offset by a charge related to research and development credit in 2009 and the settlement of an IRS audit during 2009.

In 2008, the expiration of Wisconsin tax credits resulted in a net increase to the effective income tax rate.  Also in 2008, the increase in effective income tax rate resulting from tax reserves is due primarily to FIN 48 (defined below) related permanent differences and interest.

The following is a summary of the significant components of the Company’s deferred income tax assets and liabilities as of March 31, 2009 and 2008:

	2009	2008
	(In thousands)
Deferred income tax assets:
Future tax credits	$5,265	$3,681
Inventory valuation	646	676
Employee benefits	3,075	2,291
Pension	-	5,116
Insurance	3,758	2,925
Other comprehensive loss	12,262	2,322
Deferred gain on sale/leaseback	166	194
Other	993	884
Severance	12	27
	26,177	18,116
Deferred income tax liabilities:
Property basis and depreciation difference	8,613	6,789
Pension	860	-
	9,473	6,789
Valuation allowance	3,563	3,446
Net deferred income tax asset	$13,141	$7,881

Net current deferred income tax assets of $6,449,000 and $6,685,000 as of March 31, 2009 and 2008, respectively, are recognized in the Consolidated Balance Sheets.  Also recognized are net non-current deferred income tax assets of $6,692,000 as of March 31, 2009 and $1,196,000 as of March 31, 2008.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS Statement No. 109” (“FIN 48”), on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The $222,000 cumulative effect of adopting FIN 48 was recorded as an increase to Retained Earnings. The total amount of unrecognized tax benefits as of the date of adoption was $3,725,000. The change in the FIN 48 liability for the years ended March 31, 2009 and 2008 consists of the following:

	2009	2008
	(In thousands)
Beginning Balance	$4,221	$3,725

Tax positions related to current year:
Additions	506	873
Reductions	-	-

Tax positions related to prior years:
Additions	2,907	799
Reductions	(654)	(954)
Settlements	(1,242)	(222)
Lapses in statues of limitations	(441)	-

Balance as of March 31,	$5,297	$4,221

Included in the balance at March 31, 2009 and 2008 are $4,041,000 and $2,701,000 of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2009 and 2008, the Company recognized approximately a $246,000 decrease and a $332,000 increase, respectively, in interest and penalties. As of March 31, 2009 and 2008, the Company had approximately $536,000 and $782,000, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states.

During the year ended March 31, 2008, the Company was being audited by the IRS for tax years 2004 and 2005 as well as by one state taxing authority for the 2004, 2005 and 2006 tax years. The Company reached a partial settlement with the state taxing authority during the year ended March 31, 2008.  The Company reached a settlement with the IRS for the 2004 and 2005 tax years during the year ended March 31, 2009.  As a result, the Company was able to record the tax benefits of those settlements as reductions to the FIN 48 liability amounting to $1,242,000 and $222,000 for the years ended March 31, 2009 and 2008, respectively.  The Company is no longer subject to U.S. federal income tax examinations by tax authorities for any year before 2006.

Although management believes that an adequate provision has been made for such audit issues, there is the possibility that the ultimate resolution of such issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2010 with the state taxing authority that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company has State tax credit carryforwards amounting to $3,563,000 (New York, net of Federal impact), $431,000 (California, net of Federal impact) and $1,270,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2023 (New York and Wisconsin), no expiration (California). The Company has performed the required assessment regarding the realization of deferred tax assets in accordance with SFAS No. 109. At March 31, 2009, the Company has recorded a valuation allowance amounting to $3,563,000, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not these will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

7.  Stockholders’ Equity

Preferred Stock – The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 (“6% Preferred”); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors (“Class A Preferred”).  The Board of Directors has designated five series of Class A Preferred including 10% Cumulative Convertible Voting Preferred Stock—Series A (“Series A Preferred”); 10% Cumulative Convertible Voting Preferred Stock—Series B (“Series B Preferred”); Convertible Participating Preferred Stock; Convertible Participating Preferred Stock, Series 2003; and Convertible Participating Preferred Stock, Series 2006.

The Convertible Participating Preferred Stock, Convertible Participating Preferred Stock, Series 2003 and Convertible Participating Preferred Stock, Series 2006 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments.  These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock.  No dividends were declared or paid on this preferred stock in fiscal 2009, 2008 or 2007.  In addition, these series of preferred stock have certain distribution rights upon liquidation.  Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred.  As of March 31, 2009, the Company has an aggregate of 2,239,710 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and has 2,982,094 shares outstanding as of March 31, 2009 after conversion of 1,600 shares into Class A Common Stock during fiscal 2009.  The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the CPF acquisition.  The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible.  This series has a liquidation preference of $15.50 per share and has 552,976 shares outstanding as of March 31, 2009 after conversion of 1,714 shares into Class A Common Stock during fiscal 2009.  The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition.  The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible.  This series has a liquidation preference of $24.385 per share and has 1,025,220 shares outstanding as of March 31, 2009.  A non-cash dividend of $784,000 was recorded in 2007 based on the beneficial conversion of this Preferred Stock for the difference between the conversion price of $24.385 and the average price of the Company’s Class A Common  Stock when the acquisition was announced.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2009 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred.  There are 400,000 shares of Series B Preferred outstanding as of March 31, 2009 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred.  There are 200,000 shares of 6% Preferred outstanding as of March 31, 2009 which are callable at their par value at any time at the option of the Company.  The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2009, 2008 and 2007.

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

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2009 and 2008.  Additionally, there were 4,560,290 and 4,563,604 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2009 and 2008, respectively.

On August 10, 2007, the 2007 Equity Incentive Plan (the "2007 Equity Plan") was approved by shareholders at the Company's annual meeting.  The 2007 Equity Plan has a 10-year term and authorized the issuance of up to 100,000 shares of either Class A Common and Class B Common or a combination of the two classes of stock.   Also on August 10, 2007 (the "Grant Date"), the Company's Compensation Committee awarded a total of $100,000 of restricted Class A Common Stock under the terms of the 2007 Equity Plan.  Based on the Grant Date market price of the Class A Common Stock, a total of 3,834 shares were awarded in fiscal 2008 and an additional 4,879 shares were awarded in fiscal 2009.  As of March 31, 2009, there were 91,287 shares available for distribution as part of future awards under the 2007 Equity Plan.

Treasury Stock – During fiscal 2009 the Company repurchased $257,000 or 13,500 shares of its Class A Common Stock.  These shares are not considered outstanding.

8.  Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year.  Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2009 and a statement of the funded status as of March 31, 2009 and 2008:

	2009	2008
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$86,940	$87,413
Service cost	3,585	3,950
Interest cost	5,667	5,268
Actuarial loss	(8,351)	(6,007)
Benefit payments and expenses	(3,753)	(3,684)
Benefit obligation at end of year	$84,088	$86,940

Change in Plan Assets

Fair value of plan assets at beginning of year	$71,479	$75,613
Actual loss on plan assets	(27,862)	(2,950)
Employer contributions	10,000	2,500
Benefit payments and expenses	(3,753)	(3,684)
Fair value of plan assets at end of year	$49,864	$71,479

Funded Status	$(34,224)	$(15,461)

The pension liability increased by $18.8 million during 2009 to reflect the current unfunded liability based on the projected benefit obligation and actual fair value of plan assets as of March 31, 2009, net of a $10.0 million contribution to the Plan during 2009.  This increase was recognized via an adjustment to accumulated other comprehensive income of $15.5 million after the income tax benefit of $9.9 million.  Plan assets dropped from $71.5 million as of March 31, 2008 to $49.9 million as of March 31, 2009 due to extremely difficult market conditions during the year.  The unfunded liability is reflected in other liabilities in the Consolidated Balance Sheets.
	2009	2008
	(In thousands)
Amounts Included in Accumulated Other
Comprehensive Pre-Tax Loss

Transition asset	$780	$1,056
Net loss	(31,805)	(6,492)
Accumulated other comprehensive pre-tax loss	$(31,025)	$(5,436)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2009, 2008, and 2007:

	2009	2008	2007
	(In thousands)
Service cost	$3,585	$3,950	$4,057
Interest cost	5,667	5,268	4,442
Expected return on plan assets	(5,802)	(6,162)	(5,756)
Amortization of transition asset	(276)	(276)	(276)
Net periodic benefit cost	$3,174	$2,780	$2,467

The Plan’s accumulated benefit obligation was $74,763,000 at March 31, 2009, and $76,774,000 at March 31, 2008.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants.  Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

		2009	2008

Discount rate		7.35%	6.60%
Expected return on plan assets		8.00%	8.25%
Rate of compensation increase		4.00%	4.00%

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2010	2009	2008

Plan Assets

Equity securities	99%	99%	98%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	2
Total	100%	100%	100%

Expected Return on Plan Assets
The expected long-term rate of return on Plan assets is 8.00%.  The Company expects 8.00% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the pension plan’s target asset allocation.

Investment Policy and Strategy
The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the pension plans.  The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time.  The Company’s loss on plan assets during 2009 was 34.8% as compared to the S&P 500 unaudited loss of 39.7%.  The Plan holds the Company’s common stock with a fair market value of $5,973,000 as of March 31, 2009.

Cash Flows
Expected contributions for fiscal year ending March 31, 2010 (in thousands):

Expected Employer Contributions                                                                  $5,000
   Expected Employee Contributions                                                                       —

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2010	$3,967
2011	4,156
2012	4,442
2013	4,846
2014	4,981
2015-2019	28,744

The Company also has Employees’ Savings 401(k) Plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year.  Participants may make contributions up to the legal limit.  The Company’s matching contributions are discretionary.  Costs charged to operations for the Company’s matching contributions amounted to $1,576,000, $1,747,000, and $1,077,000, in fiscal 2009, 2008, and 2007, respectively.

9.  Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company’s debt are summarized as follows:

	2009		2008
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$230,802	$228,492	$260,199	$256,937

The estimated fair value for long-term debt is determined by the quoted market prices for similar debt (comparable to the Company’s financial strength) or current rates offered to the Company for debt with the same maturities.

10. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company decided to change its inventory valuation method from the lower of cost; determined under the FIFO method; or market, to the lower of cost; determined under the LIFO method or market. In the high inflation environment that the Company is experiencing, the Company believes that the LIFO inventory method is preferable over the FIFO method because it better compares the cost of current production to current revenue. Selling prices are established to reflect current market activity, which recognizes the increasing costs. Under FIFO, revenue and costs are not aligned. Under LIFO, the current cost of sales is matched to the current revenue. The Company determined that retrospective application of LIFO for periods prior to fiscal 2008 was impracticable because the period-specific information necessary to analyze inventories, including inventories acquired as part of the fiscal 2007 Signature acquisition, were not readily available and could not be precisely determined at the appropriate level of detail, including the commodity, size and item code information necessary to perform the detailed calculations required to retrospectively compute the internal LIFO indices applicable to fiscal 2007 and prior years. The effect of this change was to reduce net earnings by $37,917,000 and $18,307,000 in 2009 and 2008, respectively, below that which would have been reported using the Company’s previous inventory method. The reduction in earnings per share was $3.12 ($3.09 diluted) and $1.50 per share ($1.49 diluted) in 2009 and 2008, respectively. The inventories by category and the impact of implementing the LIFO method are shown in the following table:

	2009	2008
	(In thousands)

Finished products	$325,549	$294,708
In process	29,864	19,757
Raw materials and supplies	124,040	109,386
	479,453	423,851
Less excess of FIFO cost over LIFO cost	86,498	28,165
Total Inventories	$392,955	$395,686

11.  Other Operating Income and Expense

Other operating income in 2009 consisted of a gain of $150,000 from the sale of an aircraft and a loss of $774,000 on other items including the disposal of certain fixed assets.

Other operating income in 2008 consisted of a gain from energy credits of $423,000, a gain of $299,000 from the sale of certain fixed assets and a loss of $491,000 from the disposal of certain fixed assets.

Other operating income in 2007 consisted of recognizing a deferred gain of $2,800,000 from the sale of a processing facility in Washington.  Gains were also recorded from the sale of various facilities located in Idaho, New York and Washington totaling $2,473,000.  Other expenses included the write off of certain fixed assets of $340,000.

12.	Segment Information

The Company manages its business on the basis of two reportable segments – the primary segment is the processing and sale of fruits and vegetables and secondarily the processing and sale of snack products.  The Company markets its product almost entirely in the United States.  Export sales represent 8.2%, 9.7%, and 8.7% of total sales in 2009, 2008, and 2007, respectively.  The Company has an Alliance Agreement with GMOL whereby the Company processes canned and frozen vegetables for GMOL under the Green Giant brand name.  GMOL continues to be responsible for all of the sales, marketing, and customer service functions for the Green Giant products.  In 2009, 2008, and 2007, the sale of Green Giant vegetables accounted for 18%, 19%, and 21% of net sales, respectively.  “Other” in the table below, represents activity related to can sales, trucking, seed sales, and flight operations. The following information is presented in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”:

	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2009:
Net Sales	$1,242,722	$15,498	$22,464	$1,280,684
Operating income (loss)	51,184	(1,856)	(1,140)	48,188
Identifiable assets	667,211	6,009	2,385	675,605
Capital expenditures	22,929	211	58	23,198
Depreciation and amortization	20,805	645	576	22,026

2008:
Net Sales	$1,051,960	$14,996	$13,768	$1,080,724
Operating income (loss)	34,841	(1,474)	(514)	32,853
Identifiable assets	662,260	6,633	3,127	672,020
Capital expenditures	29,166	2,002	1,685	32,853
Depreciation and amortization	21,547	527	595	22,669

The fruit and vegetable segment, consisting of GMOL, canned vegetables, fruit and frozen vegetables, represented 99%, 99% and 99% of assets and 107%, 116% and 96% of pre-tax earnings in 2009, 2008, and 2007, respectively.

Classes of similar
products/services:	2009	2008	2007
	(In thousands)
Net Sales:
GMOL *	$231,712	$201,676	$210,313
Canned vegetables	732,146	616,636	579,731
Frozen vegetables *	44,967	39,880	35,696
Fruit	233,897	193,768	164,969
Snack	15,498	14,996	18,369
Other	22,464	13,768	15,775
Total	$1,280,684	$1,080,724	$1,024,853

* GMOL includes frozen vegetables exclusively for GMOL.

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

The Company is one of a number of business and local government entities which contributed waste materials to a landfill in Yates County in upstate New York, which was operated by a party unrelated to the Company primarily in the 1970’s through the early 1980’s.  The Company’s wastes at the landfill were primarily food and juice products.  The landfill contained some hazardous materials and was remediated by the State of New York.  In 2004, the New York Attorney General advised the Company and other known non-governmental waste contributors that New York has sustained a total remediation cost of $4.9 million and sought recovery of half that cost from the non-governmental waste contributors.  The Company was one of four identified contributors who cooperatively investigated the history of the landfill so as to identify other responsible parties.  This claim was settled during 2009 and did not have a material impact on the Company’s financial position or results of operations.

On August 2, 2007, the Company received two civil citations from CalOSHA (the California state agency responsible for enforcing occupational safety and health regulations), relating to the accidental death of a warehouse employee at the Company’s Modesto facility on February 5, 2007.  The Company is appealing the citations to the California Occupational Safety and Health Appeals Board.  While it is not feasible to predict or determine the ultimate outcome of the CalOSHA matter, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

On February 8, 2008, a subsidiary of the Company was named as a defendant in a criminal action in Stanislaus County, California, relating to the above accident at the Modesto facility.  The complaint alleged a felony violation of sec. 6425(a) of the California Labor Code by a subsidiary of the Company.  The criminal charges were dropped and a civil settlement was reached during fiscal year 2009 without a material adverse impact on the Company’s financial position, results of operations, or cash flows.

14.	Plant Restructuring

During the third fiscal quarter of 2009, the Company announced a Voluntary Workforce Reduction Program at its plant in Modesto, California which resulted in a restructuring charge for severance costs of $904,000. This program, which is expected to result in a more efficient operation, was completed in January 2009. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.

In March 2008, the Company contributed its Coleman, Wisconsin plant to a not-for-profit corporation specializing in real estate and recorded a non-cash impairment charge of $445,000. This plant had been idled in fiscal 2005.

In 2006, the Company announced the phase out of the Salem labeling operation which resulted in a restructuring charge of $1,754,000 consisting of a provision for future lease payments of $1,306,000, a cash severance charge of $369,000, and a non-cash impairment charge of $79,000. In 2007, the Company recorded an additional restructuring charge of $657,000 consisting of a provision for future lease payments of $420,000, a cash severance charge of $151,000, a cash union pension charge of $69,000 and a non-cash impairment charge of $17,000. The lease on the Salem warehouse expired in February 2008. During 2008, the non-cash impairment charge was increased by $52,000 related to this Salem warehouse.

During 2006, the Company sold a previously closed corn processing facility in Washington for $514,000 in cash and a $3,550,000 note which carried an interest rate of 8% and was due in full on May 14, 2007. This note was secured by a mortgage on the property. The Company accounted for the sale under the installment method. During the first quarter of 2006, $427,000 of the gain was included in Other Operating (Income) Expense, net and an additional $2,819,000 of the gain on this sale was deferred in Other Long-Term Liabilities. During 2007, the Company collected the note prior to its original due date and recorded a gain on the sale of $2,800,000, which is included in Other Operating (Income) Expense. The other costs relate to outstanding lease payments which will be paid over the remaining lives of the corresponding lease terms, which are up to five years.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2007, 2008 and 2009:

		Long-Lived
		Asset	Other
	Severance	Charges	Costs	Total
		(In thousands)
Total expected
restructuring charge	$2,152	$5,749	$3,909	$11,810

Balance March 31, 2006	$169	$250	$2,687	$3,106
Third-quarter charge
to expense	-	-	374	374
Cash payments/write offs	(236)	-	(903)	(1,139)
Fourth-quarter charge
to expense	151	17	171	339
Balance March 31, 2007	$84	$267	$2,329	$2,680
Third-quarter charge
to expense	-	-	104	104
Cash payments/write offs	(84)	(462)	(1,095)	(1,641)
Fourth-quarter charge (credit)
to expense	-	445	(52)	393
Balance March 31, 2008	$-	$250	$1,286	$1,536
Third-quarter charge
to expense	904	-	(3)	901
Cash payments/write offs	(904)	-	(246)	(1,150)
Fourth-quarter credit
to expense	-	-	(2)	(2)
Balance March 31, 2009	$-	$250	$1,035	$1,285

Total costs incurred
to date	$2,152	$5,499	$2,874	$10,525

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2009 and 2008 and the related consolidated statements of net earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) Interpretation No. 48 "Accounting for Uncertain Income Taxes - an Interpretation of SFAS Statement No. 109", on April 1, 2007.

As discussed in Note 10 to the consolidated financial statements, effective December 30, 2007 the Company changed its inventory valuation method from the lower of cost; determined under the first-in, first-out (FIFO) method; or market, to the lower of cost; determined under the last-in, first-out (LIFO) method or market.

As reflected in Note 8 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", as of March 31, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 10, 2009 expressed an unqualified opinion thereon.

/s/BDO Seidman, LLP

Milwaukee, Wisconsin

June 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
  INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation's internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A, Management's Report on Internal Control Over Financial Reporting of Form 10-K. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2009 and 2008, and the related consolidated statements of net earnings, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2009 and our report dated June 10, 2009 expressed an unqualified opinion thereon.

/s/BDO Seidman, LLP

Milwaukee, Wisconsin

June 10, 2009

SHAREHOLDER INFORMATION AND QUARTERLY RESULTS

The Company’s common stock is traded on The NASDAQ Global Stock Market.  The 4.8 million of Class A outstanding shares and 2.8 million Class B outstanding shares are owned by 256 and 235 shareholders of record, respectively.  The high and low prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2009		2008
Quarter	High	Low	High	Low
First	$21.82	$18.71	$30.40	$26.26
Second	21.39	19.23	27.49	25.89
Third	19.76	15.51	27.25	23.40
Fourth	23.95	18.76	24.47	19.25

Class B:	2009		2008
Quarter	High	Low	High	Low
First	$22.50	$19.61	$30.96	$26.97
Second	22.50	19.00	28.85	25.79
Third	23.99	16.61	28.13	22.60
Fourth	24.00	19.75	25.99	20.50

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company’s Common Stock compared with the NASDAQ Market Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2004, in the Company’s Class A Common Stock, the NASDAQ Market, and the peer group.  The data assumes the reinvestment of all cash dividends and the cash value of other distributions.  Stock price performance shown in the graph is not necessarily indicative of future stock price performance.  The companies in the peer group are H.J. Heinz Company, Del Monte Foods Company, Hanover Foods Corporation, and Hain Celestial Group, Inc.

As of March 31, 2009, the most restrictive credit agreement limitation on the Company’s payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000, which the Company presently pays on two outstanding classes of preferred stock.  Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company.  The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2009:
Net sales	$216,713	$315,418	$463,322	$285,231
Gross margin	15,862	28,804	49,010	25,871
Net (loss) earnings	(2,077)	4,365	13,836	2,641
Basic (loss) earnings
per common share	(0.17)	0.36	1.14	0.22
Diluted (loss) earnings
per common share	(0.17)	0.36	1.13	0.22

Year ended March 31, 2008:
Net sales	$189,442	$274,447	$381,193	$235,642
Gross margin	20,913	25,580	24,436	23,337
Net earnings	1,730	3,155	1,522	1,612
Basic earnings
per common share	0.14	0.26	0.12	0.13
Diluted earnings
per common share	0.14	0.26	0.12	0.12

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

Annual Meeting

The 2009 Annual Meeting of Shareholders will be held on Thursday, August 6, 2009, beginning at 1:00 P.M. (EDT) at the Company’s offices at 3736 South Main Street, Marion, New York.  A formal notice of the meeting, together with a proxy statement and proxy form, will be mailed to shareholders of record as of June 26, 2009.

How To Reach Us

Seneca Foods Corporation
3736 South Main Street
Marion, New York  14505

(315) 926-8100
www.senecafoods.com
senecafoods@senecafoods.com

Additional Information

Annual Report and Other Investor Information
A copy of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as filed with the Securities and Exchange Commission, will be provided by the Company to any shareholder who so requests in writing to:

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

Corporate Governance
http://www.senecafoods.com/companyprofile/governance.shtml

Code of Business Ethics
http://www.senecafoods.com/companyprofile/ethics.pdf
Hotline (800) 213-9185