Form 10-K, Exhibit 13
period 2011-03-31
Seneca Foods Corp
filed 2011-05-26
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2011(a)	2010	2009	2008	2007(b)

Net sales	$1,194,612	$1,280,110	$1,280,684	$1,080,724	$1,024,853

Operating income before interest (c)	$32,294	$84,998	$48,188	$32,853	$65,878
Interest expense, net	8,827	9,638	14,103	18,143	20,936
Net earnings (c)	17,671	48,411	18,765	8,019	32,067

Basic earnings per common share (c)	$1.45	$3.98	$1.54	$0.66	$2.65
Diluted earnings per common share (c)	1.45	3.96	1.53	0.65	2.63

Working capital	$294,712	$404,610	$332,082	$370,102	$334,455
Inventories	455,236	446,464	392,955	395,686	380,487
Goodwill	-	-	-	-	-
Net property, plant, and equipment	188,012	178,113	179,245	183,051	172,235
Total assets	744,708	719,333	675,605	672,020	626,715
Long-term debt and capital lease
obligations, less current portion	90,060	207,924	191,853	250,039	210,395
Stockholders’ equity	353,832	335,010	282,425	279,430	273,571

Additions to property, plant, and equipment	$19,473	$20,783	$23,198	$32,853	$21,627

Net earnings/average equity	5.1%	15.7%	6.7%	2.9%	13.1%
Earnings before taxes/sales	2.0%	5.9%	2.7%	1.4%	4.4%
Net earnings/sales	1.5%	3.8%	1.5%	0.7%	3.1%
Long-term debt/equity (d)	25.5%	62.1%	67.9%	89.5%	76.9%
Total debt/equity ratio	1.1:1	1.2:1	1.4:1	1.4:1	1.3:1
Current ratio	2.1:1	4.0:1	3.1:1	4.2:1	3.9:1

Total stockholders’ equity per equivalent common share (e)	$28.96	$27.43	$23.13	$22.86	$22.39
Stockholders’ equity per common share	29.61	28.37	28.10	27.66	26.93
Class A Global Market System
closing price range	32.68-22.02	33.49-21.44	23.95-15.51	30.40-19.25	30.84-19.67
Class B Global Market System
closing price range	32.99-22.30	33.17-20.86	24.00-16.61	30.96-20.50	32.25-20.00
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	20.5	7.4	13.5	32.0	10.3

(a) The fiscal 2011 financial results include eight months of operating activity related to the Lebanon acquisition.
(b) The fiscal 2007 financial results include eight months of operating activity related to the Signature Fruit acquisition.
(c) The effect of using the LIFO inventory valuation method in fiscal 2011 was to increase operating earnings by $7.9 million and net earnings by $5.1 million or $0.42 per share ($0.42 diluted). The effect of using the LIFO inventory valuation method in fiscal
2010 was to reduce operating earnings by $11.2 million and net earnings by $7.3 million or $0.61 per share ($0.60 diluted).
The effect of using the LIFO inventory valuation method in fiscal 2009 was to reduce operating earnings by $58.3 million and net earnings by $37.9 million or $3.12 per share ($3.09 diluted). The effect of using the LIFO inventory valuation method in fiscal
2008 (first year of implementation) was to reduce operating earnings by $28.2 million and net earnings by $18.3 million or $1.50 per share ($1.49 diluted).
(d) The long-term debt to equity percentage for fiscal 2010, 2009, 2008 and 2007 includes the Revolving Credit Facility as discussed in Note 4,
Long-Term Debt. For the year 2011, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to fiscal 2010, 2009, 2008 and 2007, the 2011 percentage would be 63.8%.
(e) Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into. See Note 7 of the Notes to Consolidated Financial Statements for conversion details.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods believes it is one of the world’s leading producers and distributors of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets and to certain export markets, the food service industry, and other food processors including General Mills Operation, LLC (GMOL) under an Alliance Agreement. During 2011, canned vegetables represented 68% of the Company’s sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. In addition, the Company is the supplier of frozen fruit and vegetable products, principally to private label retail, GMOL, and the food service industry, and fruit and snack chip products, principally serving retail markets and other food processors.

During 2011, the Company acquired 100% of the partnership interest in Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC (collectively “Lebanon”) from Pennsylvania Food Group, LLC and related entities, which is a re-processor of frozen vegetable and fruit products. In 2011, frozen products represented 11% of the Company’s sales including eight months of Lebanon's sales and a small existing frozen business.

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

All references to years are fiscal years ended March 31 unless otherwise indicated.

Restructuring

During 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 for severance costs.  This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.  Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs.  GMOL's portion of these restructuring costs was paid to the Company during 2011.  The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future.  As of March 31, 2011, this deferral totaled $8,428,000, comprised of $2,407,000 included in other accrued expenses and $6,021,000 included in other long-term liabilities on the Consolidated Balance Sheets.

During 2010, there were no material adjustments to Plant Restructuring.

During the third quarter of 2009, the Company announced a Voluntary Workforce Reduction Program at its plant in Modesto, California which resulted in a restructuring charge for severance costs of $899,000. This program, which resulted in a more efficient operation, was completed in January 2009. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.

Divestitures and Other Charges

During 2011, there was a gain from the reversal of an environmental reserve of $250,000, a gain of $249,000 from the sale of certain fixed assets and a loss of $391,000 from the disposal of certain fixed assets which are included in Other Operating (Income) Expense in the Consolidated Statements of Net Earnings.

During 2010, there were no material divestures or other charges.

During 2009, the Company took a non-cash charge of $714,000 related to some excess equipment at our Yakima, Washington processing plant which is included in Other Operating (Income) Expense in the Consolidated Statements of Net Earnings.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Liquidity and Capital Resources

The Company’s primary cash requirements are to make payments on the Company’s debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts available under the revolving credit facility are the Company’s primary sources of liquidity, although the Company believes it has the ability to raise additional capital by issuing additional stock, if it desires.

Revolving Credit Facility

On August 18, 2006, in connection with the Signature Fruit acquisition, the Company entered into a $250.0 million five-year floating rate secured revolving credit facility (the “Revolver”) with several lenders, under which $99.3 million was initially borrowed to pay off the prior revolver balance. The Company has historically included its Revolver as a long-term liability due to its five year maturity and the fact that it meets the criteria required by the accounting standards for this classification. Due to its August 18, 2011 maturity, however, the outstanding balance is now classified as a short term liability.  As of March 31, 2011, the outstanding balance on the Revolver was $135.8 million and letters of credit supported by the Revolver totaled $8.8 million, leaving $105.4 million available. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by the Company’s accounts receivable and inventory and contains financial covenants and borrowing base requirements. The Revolver is used to fund capital expenditures, acquisitions, the Company’s seasonal working capital needs, which are affected by the growing cycles of the vegetables and fruits the Company processes, and to pay debt principal and interest obligations. The vast majority of fruit and vegetable inventories are produced during the harvesting and packing months of June through November and are then sold over the following year. Payment terms for raw fruit and vegetables are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver.  Although subject to change, the agreement being negotiated provides for a five-year term, a $250.0 million facility amount that is seasonally adjusted to $350.0 million and interest based upon an agreed upon LIBOR-based spread.  Closing of the new credit facility is subject to normal and customary documentation and closing conditions.

The Company believes that cash flows from operations and availability under its Revolver and any replacement line of credit will provide adequate funds for the Company’s working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

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

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The seasonality of the Company’s business is illustrated by the following table:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2011:
Net sales	$219,942	$275,448	$446,250	$252,972
Gross margin	25,284	19,127	34,514	14,300
Net earnings (loss)	5,275	2,811	11,462	(1,877)
Inventories	467,569	757,783	545,072	455,236
Revolver outstanding	92,126	195,000	180,095	135,763

Year ended March 31, 2010:
Net sales	$230,528	$323,205	$447,027	$279,350
Gross margin	35,937	38,498	48,396	27,456
Net earnings	11,086	12,425	18,606	6,294
Inventories	415,755	728,120	544,694	446,464
Revolver outstanding	68,614	140,384	195,300	111,062

Short-Term Borrowings

The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions.  Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company processes.  The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year.  Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months.  Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly through the year.

The maximum level of short-term borrowings during 2011 was affected by the acquisition of Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC.  Details of this acquisition are outlined in Note 2 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowing during 2011 and 2010:

	Fourth Quarter		Year Ended
	2011	2010	2011	2010
	(In thousands)
Reported end of period:
Revolver outstanding	$135,763	$111,062	$135,763	$111,062
Weighted average interest rate	1.25%	1.24%	1.25%	1.24%
Reported during period:
Maximum Revolver	$191,852	$195,300	$207,262	$213,265
Average Revolver outstanding	$173,173	$167,909	$150,827	$126,381
Weighted average interest rate	1.36%	1.23%	1.47%	1.29%

Long-Term Debt

The Company has a $48.4 million secured note payable to John Hancock Life Insurance Company, with an 8.03% interest rate, that is payable in installments through 2014, In addition, the Company has two mortgages, totaling $24.7 million, and several industrial revenue bonds, totaling $23.4 million. As discussed in Note 4 Long-Term Debt, the Company classified its Revolver balance as short-term debt at March 31, 2011. The Company did not issue any significant long-term debt in 2011 or 2010.

As of March 31, 2011, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2011 Revolver balance of $135.8 million is presented as being due in fiscal 2012, based upon the Revolver’s August 18, 2011 maturity date.

2012	$142,559
2013	12,397
2014	40,305
2015	2,321
2016	2,490
Thereafter	32,547
Total	$232,619

Restrictive Covenants

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on and redeem the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require it to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company’s decision to adopt the last-in, first-out (“LIFO”) method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (“FIFO”) method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2011.

Capital Expenditures

Capital expenditures in 2011 totaled $19.5 million and included $3.4 million towards the completion of a warehouse project in Cumberland, Wisconsin, $1.6 million to complete a warehouse project in Princeville, Illinois started in 2010, $0.9 million for a bean expansion project in Geneva, New York, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2010 totaled $20.8 million and included $2.0 million for a coater oven for a can line in Baraboo, Wisconsin, $2.0 million towards the partial completion of a warehouse project in Princeville, Illinois, $1.2 million for a bean expansion project in Ripon, Wisconsin, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2009 totaled $23.2 million and included a $1.8 million frozen warehouse expansion in Rochester, Minnesota, a $1.5 million fruit cup project in Modesto, California, equipment replacements and other improvements, and cost saving projects.

Accounts Receivable

In 2011, accounts receivable increased by $5.1 million or 6.9% versus 2010, due to higher United States Department of Agriculture (USDA) receivables at year end in the current year than the prior year, which have longer collection terms, partially offset by decreased per unit selling prices and decreased sales volume, together resulting in an 6.7% sales decrease compared to 2010. In 2010, accounts receivable decreased by $3.3 million or 4.4% versus 2009, due to lower USDA sales in the current year than the prior year.

Inventories

In 2011, inventories increased by $8.8 million primarily reflecting the effect of higher steel raw material quantities and higher work in process quantities, partially offset by the effect of lower finished goods in spite of the inventory acquired from the Lebanon acquisition. The LIFO reserve balance was $89.9 million versus $97.7 million at the prior year end.

In 2010, inventories increased by $53.5 million primarily reflecting a $68.4 million increase in finished goods due to the large 2010 pack and decreased unit sales volume, partially offset by the effect of lower work in process quantities. The LIFO reserve balance was $97.7 million versus $86.5 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Critical Accounting Policies

During the year ended March 31, 2011, the Company sold for cash, on a bill and hold basis, $180.3 million of Green Giant finished goods inventory to GMOL. As of March 31, 2011, $116.0 million of this product, included in 2011 sales, remained unshipped. At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

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

Obligations and Commitments

As of March 31, 2011, the Company was obligated to make cash payments in connection with its debt and operating leases. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

	Contractual Obligations
	March 31, 2011

				2017
	2012	2013-14	2015-16	and beyond	Total

Long-term debt	$142,559	$52,702	$4,811	$32,547	$232,619
Interest	6,810	8,706	3,344	7,187	26,047
Operating lease obligations	29,892	44,917	30,430	20,515	125,754
Purchase commitments	249,355	—	—	—	249,355
Total	$428,616	$106,325	$38,585	$60,249	$633,775

In addition, the Company’s defined benefit plan has an unfunded pension liability of $18.7 million which is subject to certain actuarial assumptions. The funded status increased by $3.5 million during 2011 reflecting the current unfunded liability based on the projected benefit obligation and actual fair value of plan assets as of March 31, 2011. This increase was recognized via an increase to accumulated other comprehensive income of $1.2 million after the income tax benefit of $0.8 million. Plan assets increased from $94.4 million as of March 31, 2010 to $100.1 million as of March 31, 2011 due to a continuing recovery from extremely difficult market conditions two years ago.

During 2011, the Company entered into new operating leases of approximately $38.4 million, based on the if-purchased value, including $26.4 million of agricultural and processing equipment and $12.0 million of can manufacturing equipment.

Due to uncertainties related to FASB Accounting Standards Codification (“ASC”) 740, Income Taxes, the Company is not able to reasonably estimate the cash settlements required in future periods.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2011 season.

The Company has no off-balance sheet debt or other unrecorded obligations other than the items noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2011, the Company had $8.8 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2011, the Company’s cash and cash equivalents decreased by $2.7 million, which is due to the net impact of $17.0 million provided by operating activities, $38.5 million used in investing activities, and $19.0 million provided by financing activities.

Operating Activities

Cash provided by operating activities decreased to $17.0 million 2011 from $38.1 million in 2010. The decrease is primarily attributable to decreased net earnings exclusive of LIFO in 2011 versus 2010 partially offset by decreased inventory. The 2011 LIFO credit of $7.9 million resulted in a tax cash payment of $2.7 million.

Cash provided by operating activities decreased to $38.1 million in 2010 from $47.3 million in 2009. The decrease is primarily attributable to increased inventory in 2010 versus 2009 partially offset by increased net earnings exclusive of LIFO.  The current year LIFO impact of $11.2 million provided a tax cash benefit of $3.9 million.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity.

Investing Activities

Cash used in investing activities was $38.5 million for 2011, principally reflecting the Lebanon acquisition and capital expenditures. The Lebanon acquisition was $20.3 million in 2011. Capital expenditures aggregated $19.5 million in 2011 versus $20.8 million in 2010.  The decrease was primarily attributable to an increase in leased projects. There were three major projects in 2011; 1) $3.4 million towards the completion of a warehouse project in Cumberland, Wisconsin, 2) $1.6 million to complete a warehouse project in Princeville, Illinois started in 2010, and 3) $0.9 million for a bean expansion project in Geneva, New York.

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

Financing Activities

Cash provided by financing activities was $19.0 million in 2011 principally consisting of the additional Revolver borrowings to finance the Lebanon acquisition.

Cash used by financing activities was $15.9 million in 2010. During 2010, the Company repaid the GMOL subordinated promissory note of $32.1 million.  The effect of this repayment was partially offset by additional borrowings which exceeded repayments on the Revolver.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Classes of similar products/services:	2011	2010	2009
	(In thousands)
Net Sales:
GMOL *	$191,526	$239,622	$231,712
Canned vegetables	692,574	750,751	732,146
Frozen *	86,904	48,320	44,967
Fruit	195,427	200,391	233,897
Snack	10,604	21,287	15,498
Other	17,577	19,739	22,464
Total	$1,194,612	$1,280,110	$1,280,684

* GMOL includes frozen vegetable sales exclusively for GMOL.

Fiscal 2011 versus Fiscal 2010

Net sales for 2011 decreased $85.5 million, or 6.7%, from $1,280.1 million to $1,194.6 million. The decrease primarily reflects a $58.2 million decrease in canned vegetable sales, a $48.1 million decrease in GMOL sales, and a $10.7 decrease in Snack sales, partially offset by an increase in frozen sales of $38.6 million. Lower net selling prices and a less favorable sales mix represented $59.2 million of the decrease while sales volume accounted for $26.3 million of the decrease. The decrease in selling prices/change in sales mix was primarily due to canned vegetable and fruit products. The decrease in sales volume was primarily due to Green Giant Alliance and Snack reductions, offset in part by increased frozen product volume due to the Company's Lebanon acquisition.

Cost of product sold as a percentage of sales increased from 88.3% in 2010 to 92.2% in 2011, as lower selling prices more than offset decreased costs, including a $19.2 million LIFO credit in 2011 versus prior year.

Selling, general and administrative expense was 5.1% of sales in 2011 and 2010.

Plant restructuring costs increased from zero in 2010 to $1.4 million in 2011 and are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Interest expense, net, decreased from $9.6 million in 2010 to $8.8 million in 2011 due to the pay-off of a $32.1 million note balance to GMOL in 2010 partially offset by higher average Revolver borrowings.

Other operating income in 2011 included of a gain of $0.7 million as a result of the estimated fair market value of the assets acquired exceeding the purchase price of Lebanon.  The Company also recorded a gain from the reversal of an environmental reserve of $0.3 million, a gain of $0.2 million from the sale of certain fixed assets and a loss of $0.4 million from the disposal of certain fixed assets in 2011.

As a result of the aforementioned factors, pre-tax earnings decreased from $75.4 million in 2010 to $23.5 million in 2011. The effective tax rate was 24.7% in 2011 and 35.8% in 2010. The decrease in the 2011 effective tax rate is primarily due to the settlement of an IRS audit for the 2006, 2007 and 2008 tax years.

Fiscal 2010 versus Fiscal 2009

Net sales for 2010 decreased $0.6 million, from $1,280.7 million to $1,280.1 million. The decrease primarily reflects a $33.5 million decrease in fruit sales, partially offset by an $18.6 million increase in canned vegetable sales and a $7.9 million increase in GMOL sales. The reduction in sales is predominately due to decreased sales to the U.S. Department of Agriculture. The decrease in sales is attributable to a sales volume reduction of $36.2 million partially offset by increased selling prices/improved sales mix of $35.6 million. The sales volume reduction is primarily due to $22.8 million decrease in canned fruit sales and a $17.6 million decrease in canned vegetable sales.

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

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update ("ASU") No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2011 did not impact the Company’s consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”) which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States (“GAAP”) and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company is currently assessing the potential impact that the adoption of ASU 2011-04 may have on the Company’s financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $4.8 million in cash equivalents as of March 31, 2011. As a result of its regular borrowing activities, the Company’s operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable. Long-term debt bears interest at fixed and variable rates. With $173.5 million in average variable-rate debt during fiscal 2011, a 1% change in interest rates would have had a $1.7 million effect on interest expense. The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2011.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2011
(In thousands)

	P A Y M E N T S B Y Y E A R
							Total/	Estimated
							Weighted	Fair
	2012	2013	2014	2015	2016	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$6,796	$7,337	$40,305	$2,321	$2,490	$14,977	$74,226	$71,844
Average interest rate	7.65%	7.64%	7.47%	6.96%	6.96%	7.12%	7.44%
Variable-rate L/T debt:
Principal cash flows	$135,763	$5,060	$-	$-	$-	$17,570	$158,393	$158,393
Average interest rate	1.25%	3.20%	-%	-%	-%	3.20%	1.53%
Average Revolver debt:
Principal cash flows							$150,827	$150,827
Average interest rate							1.47%
Short-term investments:
Average balance							$354	$354
Average interest rate							0.23%

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company’s business, are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company’s production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $249.0 million in produce costs expected during 2012, a 1% change would have a $2.5 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.0 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)

Years ended March 31,	2011	2010	2009

Net sales	$1,194,612	$1,280,110	$1,280,684

Costs and expenses:
Cost of products sold	1,101,387	1,129,823	1,161,137
Selling, general, and administrative expense	60,421	65,133	69,836
Other operating (income) expense, net	(844)	156	624
Plant restructuring	1,354	-	899
Total costs and expenses	1,162,318	1,195,112	1,232,496

Operating income	32,294	84,998	48,188
Interest expense, net of interest income of
$1, $2, and $14, respectively	8,827	9,638	14,103

Earnings before income taxes	23,467	75,360	34,085
Income taxes	5,796	26,949	15,320
Net earnings	$17,671	$48,411	$18,765

Basic earnings per common share	$1.45	$3.98	$1.54

Diluted earnings per common share	$1.45	$3.96	$1.53

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2011	2010

Assets
Current Assets:
Cash and cash equivalents	$4,762	$7,421
Accounts receivable, less allowance for doubtful accounts
of $247 and $354, respectively	78,536	73,460
Inventories:
Finished products	331,771	338,891
In process	13,745	8,176
Raw materials and supplies	109,720	99,397
	455,236	446,464
Deferred income taxes	7,623	10,032
Other current assets	10,110	2,850
Total Current Assets	556,267	540,227
Other assets	429	993
Property, Plant, and Equipment:
Land	30,875	16,317
Building & Improvements	158,204	148,441
Equipment	313,828	312,149
	502,907	476,907
Less accumulated depreciation and amortization	314,895	298,794
Net Property, Plant, and Equipment	188,012	178,113
Total Assets	$744,708	$719,333

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$64,369	$67,674
Accrued vacation	10,215	10,059
Accrued payroll	6,685	12,798
Other accrued expenses	37,238	32,608
Current portion of long-term debt	142,559	6,356
Income taxes	489	6,122
Total Current Liabilities	261,555	135,617
Long-term debt, less current portion	90,060	207,924
Other liabilities	36,084	37,697
Deferred income taxes	3,177	3,085
Total Liabilities	390,876	384,323
Commitments and contingencies (Note 13)
Stockholders’ Equity:
Preferred stock	6,325	31,325
Common stock	4,118	3,861
Additional paid-in capital	90,778	65,910
Treasury stock, at cost	(257)	(257)
Accumulated other comprehensive loss	(13,981)	(15,030)
Retained earnings	266,849	249,201
Total Stockholders’ Equity	353,832	335,010
Total Liabilities and Stockholders’ Equity	$744,708	$719,333

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2011	2010	2009

Cash flows from operating activities:
Net earnings	$17,671	$48,411	$18,765
Adjustments to reconcile net earnings to
net cash provided by operations:
Depreciation and amortization	22,581	22,415	22,026
Deferred income tax expense	1,717	4,247	4,680
Loss on the sale of assets	142	153	676
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	(1,661)	3,253	(14,701)
Inventories	1,519	(53,509)	2,731
Other current assets	(7,117)	3,116	884
Accounts payable, accrued expenses,
and other liabilities	(12,369)	5,593	2,346
Income taxes	(5,519)	4,433	9,872
Net cash provided by operating activities	16,964	38,112	47,279

Cash flows from investing activities:
Additions to property, plant, and equipment	(19,473)	(20,783)	(23,198)
Cash paid for acquisitions (net of cash acquired)	(20,348)	-	-
Proceeds from the sale of assets	1,245	168	611
Net cash used in investing activities	(38,576)	(20,615)	(22,587)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	343,755	415,727	442,315
Payments of long-term debt	(325,416)	(432,249)	(471,712)
Borrowings on notes payable	168	-	-
Change in other assets	469	620	512
Purchase treasury stock	-	-	(257)
Preferred dividends paid	(23)	(23)	(23)
Net cash provided by (used in) financing activities	18,953	(15,925)	(29,165)

Net (decrease) increase in cash and cash equivalents	(2,659)	1,572	(4,473)
Cash and cash equivalents, beginning of year	7,421	5,849	10,322
Cash and cash equivalents, end of year	$4,762	$7,421	$5,849

Supplemental disclosures of cash flow information:
Cash paid (refunded) during the year for:
Interest	$8,395	$8,989	$13,894
Income taxes	14,275	18,813	(613)

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained	Comprehensive
	Stock	Stock	Capital	Stock	Loss	Earnings	Income

Balance March 31, 2008	$69,448	$3,079	$28,460	$-	$(3,628)	$182,071
Net earnings	-	-	-	-	-	18,765	$18,765
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	42	-	-	-	-
Preferred stock conversion	(45)	1	44	-	-	-	-
Purchase treasury stock	-	-	-	(257)	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $9,930)	-	-	-	-	(15,532)	-	(15,532)
Balance March 31, 2009	69,403	3,080	28,546	(257)	(19,160)	200,813	$3,233
Net earnings	-	-	-	-	-	48,411	$48,411
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	67	-	-	-	-
Preferred stock conversion	(38,078)	781	37,297	-	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $2,640)	-	-	-	-	4,130	-	4,130
Balance March 31, 2010	31,325	3,861	65,910	(257)	(15,030)	249,201	$52,541
Net earnings	-	-	-	-	-	17,671	$17,671
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)	-
Equity incentive program	-	-	125	-	-	-	-
Preferred stock conversion	(25,000)	257	24,743	-	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $671)	-	-	-	-	1,049	-	1,049
Balance March 31, 2011	$6,325	$4,118	$90,778	$(257)	$(13,981)	$266,849	$18,720

	Preferred Stock					Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series	2006 Series
	Value $.25	Value $.025	Participating	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2011	200,000	1,400,000	102,047	313,304	-	20,000,000	10,000,000
Shares issued and outstanding:
March 31, 2009	200,000	807,240	2,982,094	552,976	1,025,220	4,820,080	2,760,903
March 31, 2010	200,000	807,240	102,047	313,304	1,025,220	8,528,745	2,176,836
March 31, 2011	200,000	807,240	102,047	313,304	-	9,607,809	2,127,822
Stock amount	$50	$202	$1,217	$4,856	$-	$2,405	$1,713

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation and subsidiaries (the “Company”) conducts its business almost entirely in food processing, operating 23 plants and 29 warehouses in eight states. The Company markets private label and branded processed foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the parent company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice but hold the goods (“Bill and Hold”) for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the years ended 2011 and 2010, the Company sold for cash, on a bill and hold basis, $180.3 million and $213.3 million, respectively, of Green Giant finished goods inventory to General Mills Operations, LLC (“GMOL”). At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment. As of March 31, 2011, $116.0 million of 2011 product remained unshipped.

Trade promotions are an important component of the sales and marketing of the Company’s branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total sales. GMOL sales represented 16%, 19% and 18% of net sales in 2011, 2010 and 2009, respectively. The top ten customers represented approximately 49%, 52% and 53%, of net sales for 2011, 2010 and 2009, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents.

Fair Value of Financial Instruments — The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate cost because of the immediate or short-term maturity of these financial instruments. See note 9 Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

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

As disclosed in Note 6, Income Taxes, the Company adopted the provisions of ASC 740 Income Taxes (formerly Statement of Financial Accounting Standards ("SFAS") Interpretation No. 48 “Accounting for Uncertain Income Taxes — an Interpretation of SFAS Statement No. 109”), on April 1, 2007. The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes and continues to reflect any change for such, to the extent it arises, as a component of its income tax provision or benefit.

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

Earnings per Common Share — The Company has three series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock is calculated using the “two-class” method by dividing the earnings attributable to common stockholders by the weighted average of common shares outstanding during the period. Restricted stock is included in all earnings per share calculations.

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock and restricted stock using the “if-converted” method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Years ended March 31,	2011	2010	2009
	(In thousands, except per share amounts)
Basic
Net earnings	$17,671	$48,411	$18,765
Deduct preferred stock dividends	23	23	23
Undistributed earnings	17,648	48,388	18,742
Earnings attributable to participating
preferred	851	8,996	7,038
Earnings attributable to common
shareholders	$16,797	$39,392	$11,704
Weighted average common shares
outstanding	11,564	9,887	7,587
Basic earnings per common share	$1.45	$3.98	$1.54
Diluted
Earnings attributable to common
shareholders	$16,797	$39,392	$11,704
Add dividends on convertible
preferred stock	20	20	20
Earnings attributable to common
stock on a diluted basis	$16,817	$39,412	$11,724
Weighted average common shares
outstanding-basic	11,564	9,887	7,587
Additional shares to be issued related to
the equity compensation plan	5	3	-
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	11,636	9,957	7,654
Diluted earnings per share	$1.45	$3.96	$1.53

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $22,000,000, $21,594,000, and $21,286,000 in 2011, 2010, and 2009, respectively. The estimated useful lives are as follows: buildings — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were no significant impairment losses in 2011, 2010 or 2009.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

Recently Issued Accounting Standards — In January 2010, the Financial Accounting Standards Board ('FASB") issued Accounting Standards Update ("ASU") No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2011 did not impact the Company’s consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs,” (“ASU 2011-04”) which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States (“GAAP”) and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company is currently assessing the potential impact that the adoption of ASU 2011-04 may have on the Company’s financial position and results of operations.

2. Acquisitions

On August 6, 2010, the Company completed its acquisition of 100% of the partnership interest in Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC (collectively “Lebanon”) from Pennsylvania Food Group, LLC and related entities. The rationale for the acquisition was twofold: (1) to broaden the Company’s product offerings in the frozen food business and (2) to take advantage of distribution efficiencies by combining shipments since the customer bases of the Company and Lebanon are similar. The purchase price totaled $20.3 million plus the assumption of certain liabilities. This acquisition was financed with proceeds from our revolving credit facility.  The purchase price to acquire Lebanon was allocated based on the internally developed fair value of the assets acquired and liabilities assumed and the independent valuation of property, plant, and equipment.  The purchase price of $20.3 million has been allocated as follows (in millions):

Purchase Price (net of cash received)	$20.3

Allocated as follows:
Current assets	$13.8
Property, plant and equipment	13.9
Bargain purchase gain	(0.7)
Current liabilities	(6.7)
Total	$20.3

The Company recorded a $736,000 gain as a result of the estimated fair market value of the net assets acquired exceeding the purchase price.  This gain is included in other operating income on the Consolidated Statements of Net Earnings.

Notes to Consolidated Financial Statements

3.  Line of Credit

The Company primarily funds its capital expenditures, acquisitions and working capital requirements through bank borrowings. On August 18, 2006, in connection with the acquisition of Signature Fruit, the Company entered into a $250,000,000 five-year floating rate secured revolving credit facility (the “Revolver”) with various banks. The maturity date for the revolver is August 18, 2011. As of March 31, 2011, the outstanding balance of the Revolver was $135,763,000, with a weighted average interest rate of 1.25%, and is included in the current portion of long-term debt on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $534,019,000. There were $111,062,000 in bank borrowings under the Revolver at March 31, 2010. The Company had $8,848,000 and $7,728,000 of outstanding standby letters of credit as of March 31, 2011 and 2010, respectively, that reduce borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.

The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver.  Although subject to change, the agreement being negotiated provides for a five-year term, a $250.0 million facility amount that is seasonally adjusted to $350.0 million and interest based upon an agreed upon LIBOR-based spread.  Closing of the new credit facility is subject to normal and customary documentation and closing conditions.

4. Long-Term Debt

	2011	2010
	(In thousands)
Revolving credit facility,
1.25% and 1.24%, due through 2012	$135,763	$111,062
Secured note payable to insurance company,
8.03%, due through 2014	48,360	52,893
Secured Industrial Revenue Development Bonds,
3.20%, and 3.21%, due through 2029	22,630	22,630
Secured promissory note,
6.98%, due through 2022	19,349	20,518
Secured promissory note,
6.35%, due through 2020	5,343	5,822
Secured Industrial Revenue Development Bond,
8.10%, due through 2017	775	881
Other	399	474
	232,619	214,280
Less current portion	142,559	6,356
	$90,060	$207,924

The Company has historically included the Revolver as a long-term liability due to its five year maturity and the fact that it meets the criteria required by the accounting standards for this classification.  Due to its August 18, 2011 maturity, however, the outstanding balance has been classified as a short term liability.  As of March 31, 2011, the outstanding balance on the Revolver was $135.8 million and letters of credit supported by the Revolver totaled $8.8 million, leaving $105.4 million available.

The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver.  Although subject to change, the agreement being negotiated provides for a five-year term, a $250.0 million facility amount that is seasonally adjusted to $350.0 million and interest based upon an agreed upon LIBOR-based spread.  Closing of the new credit facility is subject to normal and customary documentation and closing conditions.

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on and redeem the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company’s decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2011.

The Company's credit agreement limits the payment of dividends and other distributions, such as purchases of shares.  There is an annual total distribution limitation of $500,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

The Company has five outstanding Industrial Revenue Development Bonds (“IRBs”), including four IRBs totaling $22,630,000 that are secured by direct pay letters of credit, and one IRB for $775,000 payable to GE Commercial Finance. The interest rates shown for these IRBs in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRBs.  A Master Reimbursement Agreement ("Agreement") with GE Commercial Finance, which provides for the direct pay letters of credit, expires in August 2011.  The Company is in the process of negotiating a revised agreement and expects to have a new agreement in place prior to the maturity of the existing agreement.

The carrying value of assets pledged for secured debt, including the Revolver, is $666,490,000.

Debt repayment requirements for the next five fiscal years ended March 31, are:

(In thousands)
2012	$142,559
2013	12,397
2014	40,305
2015	2,321
2016	2,490
Thereafter	32,547
Total	$232,619

5. Leases

The Company had no capital leases as of March 31, 2011 and 2010. The Company has operating leases expiring at various dates through 2031. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2011 (in thousands):

Years ending March 31:
2012	$29,892
2013	25,003
2014	19,914
2015	17,061
2016	13,369
2017-2031	20,515
Total minimum payment required	$125,754

Lease expense in fiscal 2011, 2010, and 2009 was $37,781,000, $32,551,000, and $32,088,000, respectively.

Notes to Consolidated Financial Statements

6. Income Taxes

The Company files a consolidated federal income tax return. The provision for income taxes is as follows:

	2011	2010	2009
	(In thousands)
Current:
Federal	$2,854	$19,049	$8,867
State	1,225	3,653	1,773
	4,079	22,702	10,640
Deferred:
Federal	1,791	3,873	5,378
State	(74)	374	(698)
	1,717	4,247	4,680
Total income taxes	$5,796	$26,949	$15,320

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2011	2010	2009
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of federal tax benefit)	2.5	2.9	2.9
State tax credits	(1.4)	(0.1)	-
Research and development credit charge (benefit)	(0.6)	-	3.9
Manufacturer’s deduction	(3.7)	(2.1)	(1.7)
Addition to (reversal of) uncertain tax positions	(7.3)	(0.8)	2.8
IRS audit adjustment	1.5	-	1.8
Other permanent differences not (taxable) deductible	(0.1)	0.2	0.5
Other	(1.2)	0.7	(0.3)
Effective income tax rate	24.7%	35.8%	44.9%

The effective tax rate was 24.7% in 2011 and 35.8% in 2010. The decrease in the 2011 effective tax rate was primarily due to a reversal of uncertain tax positions in 2011 mostly due to the settlement of an Internal Revenue Service (IRS) audit that year discussed below.

The effective tax rate was 35.8% in 2010 and 44.9% in 2009. The decrease in the 2010 effective tax rate was primarily due to an addition to uncertain tax positions in 2009, a charge related to research and development credit in 2009 and the settlement of an IRS audit during 2009.

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2011	2010
	(In thousands)
Deferred income tax assets:
Future tax credits	$3,862	$3,519
Inventory valuation	1,130	1,056
Employee benefits	2,618	3,108
Insurance	3,572	5,673
Other comprehensive loss	8,948	9,733
Interest	56	583
Deferred gain on sale/leaseback	110	138
Prepaid revenue	1,035	-
Other	239	338
Severance	178	-
	21,748	24,148
Deferred income tax liabilities:
Property basis and depreciation difference	14,230	12,016
Pension	1,323	3,448
	15,553	15,464
Valuation allowance - non-current	1,749	1,737
Net deferred income tax asset	$4,446	$6,947

Net current deferred income tax assets of $7,623,000 and $10,032,000 as of March 31, 2011 and 2010, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax liabilities of $3,177,000 as of March 31, 2011 and $3,085,000 as of March 31, 2010.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement.   The change in the liability for the years ended March 31, 2011 and 2010 consists of the following:

	2011	2010
	(In thousands)
Beginning Balance	$5,537	$5,297

Tax positions related to current year:
Additions	294	86

Tax positions related to prior years:
Additions	232	372
Reductions	-	(12)
Settlements	(3,767)	(206)
Lapses in statues of limitations	(122)	-
Balance as of March 31,	$2,174	$5,537

Included in the balances at March 31, 2011 and 2010 are $1,628,000 and $4,145,000, respectively, of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2011 and 2010, the Company recognized an approximate $1,387,000 decrease and $995,000 increase, respectively, in interest and penalties. As of March 31, 2011 and 2010, the Company had approximately $144,000 and $1,531,000, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states.

During the years ended March 31, 2011 and 2010, the Company was audited by the IRS for tax years 2006, 2007 and 2008 as well as by one state taxing authority for the 2006, 2007 and 2008 fiscal years. The Company reached a settlement with the IRS for the 2006-2008 fiscal years during the year ended March 31, 2011. As a result, the Company was able to record the tax benefits of those settlements as reductions to the ASC 740 liability amounting to $3,767,000 for the year ended March 31, 2011.

During the year ended March 31, 2008, the Company was being audited by the IRS for tax years 2004 and 2005 as well as by one state taxing authority for the 2004, 2005 and 2006 fiscal years. The Company reached a settlement with the IRS for the 2004 and 2005 fiscal years during the year ended March 31, 2009. As a result, the Company was able to record the tax benefits of those settlements as reductions to the ASC 740 liability amounting to $1,242,000 for the year ended March 31, 2009.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2012 with the state taxing authority that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company has State tax credit carryforwards amounting to $1,749,000 (New York, net of Federal impact), $1,095,000 (California, net of Federal impact) and $1,018,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2023 (Wisconsin), 2025 (New York) and no expiration (California). The Company has performed the required assessment regarding the realization of deferred tax assets in accordance with ASC 740. At March 31, 2011, the Company has recorded a valuation allowance amounting to $1,749,000, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not these will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

7. Stockholders’ Equity

Preferred Stock — The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 (“6% Preferred”); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors (“Class A Preferred”). The Board of Directors has designated four series of Class A Preferred including 10% Cumulative Convertible Voting Preferred Stock—Series A (“Series A Preferred”); 10% Cumulative Convertible Voting Preferred Stock—Series B (“Series B Preferred”); Convertible Participating Preferred Stock; Convertible Participating Preferred Stock, Series 2003.  A fifth series of Class A Preferred designated Convertible Participating Preferred Stock, Series 2006, was issued as part of consideration of the purchase price in the Signature Fruit acquisition and was converted to Class A Common Stock in May 2010.

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2011, 2010 or 2009. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2011, the Company has an aggregate of 6,384,649 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and has 102,047 shares outstanding as of March 31, 2011; there were no conversions during fiscal 2011. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the CPF acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 313,304 shares outstanding as of March 31, 2011; there were no conversions during fiscal 2011. The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition. The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible.  All 1,025,200 shares were converted into Class A Common Stock in May 2010.

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

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2011 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2011 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2011 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2011, 2010 and 2009.

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

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2011 and 2010. Additionally, there were 415,351 and 1,440,571 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2011 and 2010, respectively.

Treasury Stock — During 2009, the Company repurchased $257,000 or 13,500 shares of its Class A Common Stock. These shares are not considered outstanding.

8. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2011 and a statement of the funded status as of March 31, 2011 and 2010:

	2011	2010
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$109,603	$84,088
Service cost	5,141	3,813
Interest cost	6,455	6,174
Actuarial loss	2,046	19,524
Benefit payments and expenses	(4,424)	(3,996)
Benefit obligation at end of year	$118,821	$109,603

Change in Plan Assets

Fair value of plan assets at beginning of year	$94,427	$49,864
Actual gain on plan assets	10,098	27,559
Employer contributions	-	21,000
Benefit payments and expenses	(4,424)	(3,996)
Fair value of plan assets at end of year	$100,101	$94,427

Unfunded Status	$(18,720)	$(15,176)

The unfunded status increased by $3.5 million during 2011 reflecting the current unfunded liability based on the projected benefit obligation and actual fair value of plan assets as of March 31, 2011. This increase was recognized via an increase to accumulated other comprehensive income of $1.2 million after the income tax benefit of $0.8 million. Plan assets increased from $94.4 million as of March 31, 2010 to $100.1 million as of March 31, 2011 due to a continuing recovery from extremely difficult market conditions two years ago. The unfunded liability is reflected in other liabilities in the Consolidated Balance Sheets.

	2011	2010
	(In thousands)
Amounts Included in Accumulated Other
Comprehensive Pre-Tax Loss

Transition asset	$227	$504
Net loss	(22,738)	(24,941)
Accumulated other comprehensive pre-tax loss	$(22,511)	$(24,437)

Notes to Consolidated Financial Statements

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2011, 2010, and 2009:

	2011	2010	2009
	(In thousands)
Service cost	$5,141	$3,813	$3,585
Interest cost	6,455	6,174	5,667
Expected return on plan assets	(7,347)	(3,801)	(5,802)
Amortization of net loss	1,497	2,630	-
Amortization of transition asset	(276)	(276)	(276)
Net periodic benefit cost	$5,470	$8,540	$3,174

The Plan’s accumulated benefit obligation was $106,542,000 at March 31, 2011, and $95,416,000 at March 31, 2010.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2011	2010

Discount rate - benefit obligation	5.85%	6.10%
Discount rate - pension expense	6.10%	7.35%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	3.00%	4.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2012	2011	2010

Plan Assets

Equity securities	99%	99%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	1
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1 due to their public active market.

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 8.00%. The Company expects 8.00% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan’s target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time although the Company’s gain on plan assets during 2011 was 10.8% as compared to the S&P 500 unaudited gain of 13.4%. Plan assets include Company common stock with a fair market value of $8,907,000 as of March 31, 2011 and $8,784,000 as of March 31, 2010.

Cash Flows

Expected contributions for fiscal year ending March 31, 2012 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	-

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2012	$4,648
2013	4,965
2014	5,216
2015	5,718
2016	5,957
2017-2021	38,584

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1,572,000, $1,706,000, and $1,576,000, in fiscal 2011, 2010, and 2009, respectively.

9. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2011		2010
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$232,619	$230,237	$214,280	$212,035

The estimated fair value for long-term debt is determined by the quoted market prices for similar debt (comparable to the Company’s financial strength) or current rates offered to the Company for debt with the same maturities.

10. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to increase net earnings by $5,104,000 in 2011 and reduce net earnings by $7,307,000 and $37,917,000 in 2010 and 2009, respectively, compared to what would have been reported using the FIFO inventory method. The increase in earnings per share was $0.42 ($0.42 diluted) in 2011 and the reduction in earnings per share was $0.61 ($0.60 diluted) and $3.12 ($3.09 diluted) in 2010 and 2009, respectively. The inventories by category and the impact of implementing the LIFO method are shown in the following table:

Notes to Consolidated Financial Statements

	2011	2010	2009
	(In thousands)

Finished products	$390,754	$407,403	$325,549
In process	21,680	14,813	29,864
Raw materials and supplies	132,690	121,988	124,040
	545,124	544,204	479,453
Less excess of FIFO cost over LIFO cost	89,888	97,740	86,498
Total inventories	$455,236	$446,464	$392,955

11. Other Operating Income and Expense

Other operating income in 2011 included a gain of $736,000 as a result of the estimated fair market value of the assets acquired exceeding the purchase price of Lebanon (see note 2 Acquisitions).  The Company also recorded a gain from the reversal of an environmental reserve of $250,000, a gain of $249,000 from the sale of certain fixed assets and a loss of $391,000 from the disposal of certain fixed assets.

Other operating expense in 2010 of $156,000 is from the loss on disposal of certain fixed assets.

Other operating expense in 2009 consisted of a gain of $150,000 from the sale of an aircraft and a loss of $774,000 on other items including the disposal of certain fixed assets.

12. Segment Information

The Company manages its business on the basis of two reportable segments — the primary segment is the processing and sale of fruits and vegetables and secondarily, the processing and sale of snack products. The Company markets its product almost entirely in the United States. Export sales represented 8.9%, 7.9%, and 8.2% of total sales in 2011, 2010, and 2009, respectively. In 2011, 2010, and 2009, the sale of Green Giant vegetables accounted for 16%, 19%, and 18% of net sales, respectively. “Other” in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2011:
Net sales	$1,166,431	$10,604	$17,577	$1,194,612
Operating income (loss)	32,641	(731)	384	32,294
Identifiable assets	736,982	5,891	1,835	744,708
Capital expenditures	18,733	740	-	19,473
Depreciation and amortization	21,632	509	440	22,581

2010:
Net sales	$1,239,084	$21,287	$19,739	$1,280,110
Operating income (loss)	85,106	327	(435)	84,998
Identifiable assets	711,058	6,293	1,982	719,333
Capital expenditures	20,714	69	-	20,783
Depreciation and amortization	21,502	484	429	22,415

2009:
Net sales	$1,242,722	$15,498	$22,464	$1,280,684
Operating income (loss)	51,184	(1,856)	(1,140)	48,188
Identifiable assets	667,211	6,009	2,385	675,605
Capital expenditures	22,929	211	58	23,198
Depreciation and amortization	20,805	645	576	22,026

The fruit and vegetable segment, consisting of GMOL, canned fruit and vegetables and frozen products, represented 99%, 99% and 99% of assets and 105%, 101% and 107% of pre-tax earnings in 2011, 2010 and 2009, respectively.

Classes of similar products/services:	2011	2010	2009
	(In thousands)
Net sales:
GMOL *	$191,526	$239,622	$231,712
Canned vegetables	692,574	750,751	732,146
Frozen*	86,904	48,320	44,967
Fruit	195,427	200,391	233,897
Snack	10,604	21,287	15,498
Other	17,577	19,739	22,464
Total	$1,194,612	$1,280,110	$1,280,684

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

On August 2, 2007, the Company received two civil citations from CalOSHA (the California state agency responsible for enforcing occupational safety and health regulations), relating to the accidental death of a warehouse employee at the Company’s Modesto facility on February 5, 2007. The Company appealed the citations to the California Occupational Safety and Health Appeals Board, and a hearing was held in early June 2010.  The result of the hearing was that the citations were modified by agreement with CalOSHA and a civil penalty was imposed and paid by the Company during fiscal year 2011, thereby resolving the issue without a material adverse impact on the Company’s financial position, results of operations, or cash flows.

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

In June, 2010, the Company received a Notice of Violation of the California Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as Proposition 65, from the Environmental Law Foundation (ELF).  This notice was made to the California Attorney General and various other government officials, and to 49 companies including Seneca Foods Corporation whom ELF alleges manufactured, distributed or sold packaged peaches, pears, fruit cocktail and fruit juice that contain lead without providing a clear and reasonable warning to consumers.  Under California law, proper notice must be made to the State and involved firms at least 60 days before any suit under Proposition 65 may be filed by private litigants like ELF.  That 60-day period has expired and to date neither the California Attorney General nor any appropriate district attorney or city attorney, nor any private litigants like ELP, has initiated an action against the Company.  If an action is commenced under Proposition 65, the Company will defend itself vigorously.  As this matter is at a very early stage, we are not able to predict the probability of the outcome or estimate of loss, if any, related to this matter.  Additionally, in the ordinary course of its business, the Company is made party to certain legal proceedings seeking monetary damages, including proceedings invoking product liability claims, either directly or through indemnification obligations, and we are not able to predict the probability of the outcome or estimate of loss, if any, related to any such matter.

Notes to Consolidated Financial Statements

14. Plant Restructuring

During fiscal 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 for severance costs.  This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.  Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs.  GMOL's portion of these restructuring costs was paid to the Company during 2011.  The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future.  As of March 31, 2011, this deferral totaled $8,428,000 comprised of $2,407,000 included in other accrued expenses and $6,021,000 included in other long-term liabilities on the Consolidated Balance Sheets.

During 2010, there were no material adjustments to Plant Restructuring.

During the third fiscal quarter of 2009, the Company announced a Voluntary Workforce Reduction Program at its plant in Modesto, California which resulted in a restructuring charge for severance costs of $899,000. This program, which resulted in a more efficient operation, was completed in January 2009. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.

The other costs relate to outstanding lease payments which will be paid over the remaining lives of the corresponding lease terms, which are up to two years.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2009, 2010 and 2011:

		Long-Lived
		Asset	Other
	Severance	Charges	Costs	Total
	(In thousands)

Balance March 31, 2008	$-	$250	$1,286	$1,536
Third-quarter charge (credit) to expense	904	-	(3)	901
Cash payments/write offs	(904)	-	(246)	(1,150)
Fourth-quarter credit to expense	-	-	(2)	(2)
Balance March 31, 2009	-	250	1,035	1,285
Second-quarter charge to expense	-	-	19	19
Cash payments/write offs	-	-	(258)	(258)
Third-quarter credit to expense	-	-	(2)	(2)
Balance March 31, 2010	-	250	794	1,044
First-quarter charge to expense	-	-	1	1
Second-quarter charge to expense	1,210	-	-	1,210
Cash payments/write offs	(889)	(250)	(283)	(1,422)
Third-quarter charge to expense	109	-	-	109
Fourth-quarter charge to expense	26	-	8	34
Balance March 31, 2011	$456	$-	$520	$976

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2011and 2010 and the related consolidated statements of net earnings, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 26, 2011 expressed an unqualified opinion thereon.

/s/BDO USA, LLP
Milwaukee, Wisconsin

May 26, 2011

Report of Independent Registered Public Accounting Firm on
Internal Control Over Financial Reporting

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Form 10-K, Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Lebanon, which was acquired on August 6, 2010, and which is included in the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2011, and the related consolidated statements of net earnings, stockholders’ equity, and cash flows for the year then ended. Lebanon constituted 4% of consolidated assets as of March 31, 2011, and less than 5% of consolidated revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Lebanon because of the timing of the acquisition which was completed on August 6, 2010. Our audit of internal control over financial reporting of Seneca Foods Corporation also did not include an evaluation of the internal control over financial reporting of Lebanon.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2011 and 2010, and the related consolidated statements of net earnings, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2011 and our report dated May 26, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin

May 26, 2011

Shareholder Information and Quarterly Results

The Company’s common stock is traded on The NASDAQ Global Stock Market. The 9.6 million Class A outstanding shares and 2.1 million Class B outstanding shares are owned by 246 and 233 shareholders of record, respectively. The high and low closing prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2011		2010
Quarter	High	Low	High	Low
First	$32.68	$28.89	$31.97	$21.44
Second	32.19	23.89	33.49	22.14
Third	28.57	22.02	28.90	21.95
Fourth	29.87	24.75	30.10	22.90

Class B:	2011		2010
Quarter	High	Low	High	Low
First	$32.99	$29.22	$32.46	$20.86
Second	32.74	24.10	33.17	21.79
Third	28.61	22.30	28.69	21.40
Fourth	29.64	23.12	30.15	22.82

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company’s Common Stock compared with the NASDAQ Market Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2006, in the Company’s Class A Common Stock, the NASDAQ Market, and the peer groups. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the former peer group are, Del Monte Foods Company, Hanover Foods Corporation, Ralcorp Holdings, Inc., Treehouse Foods, Inc. and Hain Celestial Group, Inc. The new peer group removes Del Monte since they are no longer a publicly traded company and adds John B. Sanfilippo & Son Inc.

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group, Former Peer Group and New Peer Group

180
160
140
120
100
80
60
40
20
0
Dollars
2006
2007
2008
2009
2010
2011
Years
Seneca Foods
Former Peer Group
New Peer Group
NASDAQ US Total Return

Quarterly Results

As of March 31, 2011, the most restrictive credit agreement limitation on the Company’s payment of dividends and other distributions, such as purchases of shares, to holders of Class A or Class B Common Stock is an annual total limitation of $500,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2011:
Net sales	$219,942	$275,448	$446,250	$252,972
Gross margin	25,284	19,127	34,514	14,300
Net earnings	5,275	2,811	11,462	(1,877)
Basic earnings per common share	0.43	0.23	0.94	(0.15)
Diluted earnings per common share	0.43	0.23	0.94	(0.15)

Year ended March 31, 2010:
Net sales	$230,528	$323,205	$447,027	$279,350
Gross margin	35,937	38,498	48,396	27,456
Net earnings	11,086	12,425	18,606	6,294
Basic earnings per common share	0.91	1.02	1.53	0.52
Diluted earnings per common share	0.91	1.02	1.52	0.51

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels.  Due to the dependence on the fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.