Form 10-K, Exhibit 13
period 2012-03-31
Seneca Foods Corp
filed 2012-06-08
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2012	2011(a)	2010	2009	2008

Net sales	$1,261,821	$1,194,612	$1,280,110	$1,280,684	$1,080,724

Operating income before interest (b)	$25,623	$32,294	$84,998	$48,188	$32,853
Interest expense, net	8,102	8,827	9,638	14,103	18,143
Net earnings (b)	11,256	17,671	48,411	18,765	8,019

Basic earnings per common share (b)	$0.93	$1.45	$3.98	$1.54	$0.66
Diluted earnings per common share (b)	0.92	1.45	3.96	1.53	0.65

Working capital	$425,082	$294,712	$404,610	$332,082	$370,102
Inventories	432,433	455,236	446,464	392,955	395,686
Goodwill	-	-	-	-	-
Net property, plant, and equipment	192,825	188,012	178,113	179,245	183,051
Total assets	738,036	744,708	719,333	675,605	672,020
Long-term debt and capital lease
obligations, less current portion	226,873	90,060	207,924	191,853	250,039
Stockholders’ equity	354,673	353,832	335,010	282,425	279,430

Additions to property, plant, and equipment	$27,425	$19,473	$20,783	$23,198	$32,853

Net earnings/average equity	3.2%	5.1%	15.7%	6.7%	2.9%
Earnings before taxes/sales	1.4%	2.0%	5.9%	2.7%	1.4%
Net earnings/sales	0.9%	1.5%	3.8%	1.5%	0.7%
Long-term debt/equity (c)	64.0%	25.5%	62.1%	67.9%	89.5%
Total debt/equity ratio	1.1:1	1.1:1	1.2:1	1.4:1	1.4:1
Current ratio	4.6:1	2.1:1	4.0:1	3.1:1	4.2:1

Total stockholders’ equity per equivalent common share (d)	$29.14	$28.96	$27.43	$23.13	$22.86
Stockholders’ equity per common share	29.81	29.61	28.37	28.10	27.66
Class A Global Market System
closing price range	29.73-18.34	32.68-22.02	33.49-21.44	23.95-15.51	30.40-19.25
Class B Global Market System
closing price range	29.70-19.20	32.99-22.30	33.17-20.86	24.00-16.61	30.96-20.50
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	28.7	20.5	7.4	13.5	32.0

(a) The fiscal 2011 financial results include eight months of operating activity related to the Lebanon acquisition.
(b) The effect of using the LIFO inventory valuation method in fiscal 2012 was to reduce operating earnings by $47.3 million and net earnings by $30.8 million or $2.53 per share ($2.52 diluted). The effect of using the LIFO inventory valuation method in fiscal fiscal 2011 was to increase operating earnings by $7.9 million and net earnings by $5.1 million or $0.42 per share ($0.42 diluted).
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
(c) The long-term debt to equity percentage for fiscal 2012, 2010, 2009 and 2008 includes the Revolving Credit Facility as discussed in Note 5,
Long-Term Debt. For the year 2011, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to fiscal 2012, 2010, 2009 and 2008, the 2011 percentage would be 63.8%.
(d) Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into. See Note 8 of the Notes to Consolidated Financial Statements for conversion details.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods believes it is one of the world’s leading producers and distributors of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets and to certain export markets, the food service industry, and other food processors including General Mills Operation, LLC (GMOL) under an Alliance Agreement. During 2012, canned vegetables represented 69% of the Company’s sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. In addition, the Company is the supplier of frozen fruit and vegetable products, principally to private label retail, GMOL, and the food service industry, and fruit and snack chip products, principally serving retail markets and other food processors.

During 2011, the Company acquired 100% of the partnership interest in Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC (collectively “Lebanon”) from Pennsylvania Food Group, LLC and related entities, which is a re-processor of frozen vegetable and fruit products. In 2012, frozen products represented 12% of the Company’s sales.

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

Restructuring

During 2012 and 2010, there were no material adjustments to Plant Restructuring.

During 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 primarily for severance costs.  This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.  Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs.  GMOL's portion of these restructuring costs were paid to the Company during 2011.  The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future.  As of March 31, 2012, this deferral totaled $6,021,000, comprised of $1,869,000 included in other accrued expenses and $4,152,000 included in other long-term liabilities on the Consolidated Balance Sheets.

Divestitures and Other Charges

During 2012, the Company recorded a gain of $665,000 from the sale of property located in LeSueur, Minnesota and a gain of $149,000 from the sale of other property which are included in Other Operating (Income) Expense in the Consolidated Statements of Net Earnings.

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

Revolving Credit Facility

The Company completed the closing of a new five year revolving credit facility (“Revolver”) on July 20, 2011. Available borrowings under the Revolver total $250 million from April through July and $350 million from August through March. The Revolver balance as of March 31, 2012 was $144,149,000 and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to its five year term. At March 31, 2011, the Company's previous revolver was classified as Current Portion of Long-Term Debt due to its  August 18, 2011 expiration date. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver.  The Revolver is secured by the Company’s accounts receivable and inventory and contains financial covenants and borrowing base requirements.  The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company processes. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

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

The seasonality of the Company’s business is illustrated by the following table:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2012:
Net sales	$259,083	$283,616	$447,918	$271,204
Gross margin	5,856	21,353	50,037	15,573
Net (loss) earnings	(7,975)	2,883	18,530	(2,182)
Inventories	431,862	733,143	537,863	432,433
Revolver outstanding	115,460	237,413	206,346	144,149

Year ended March 31, 2011:
Net sales	$219,942	$275,448	$446,250	$252,972
Gross margin	25,284	19,127	34,514	14,300
Net earnings (loss)	5,275	2,811	11,462	(1,877)
Inventories	467,569	757,783	545,072	455,236
Revolver outstanding	92,126	195,000	180,095	135,763

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

During 2012, the maximum level of short-term borrowings was affected by the $10.0 million loan to a third party borrower, which took place in August 2011. Details of the advance are outlined in Note 3 of the Notes to Consolidated Financial Statements. The maximum level of short-term borrowings during 2011 was affected by the acquisition of Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC.  Details of this acquisition are outlined in Note 2 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowings during 2012 and 2011:

	Fourth Quarter		Year Ended
	2012	2011	2012	2011
	(In thousands)
Reported end of period:
Revolver outstanding	$144,149	$135,763	$144,149	$135,763
Weighted average interest rate	1.69%	1.25%	1.69%	1.25%
Reported during period:
Maximum Revolver	$240,000	$191,852	$268,363	$207,262
Average Revolver outstanding	$195,779	$173,173	$171,730	$150,827
Weighted average interest rate	1.67%	1.36%	1.62%	1.45%

Long-Term Debt

The Company has a $43.5 million secured note payable to John Hancock Life Insurance Company, with an 8.03% interest rate, that is payable in installments through 2014. In addition, the Company has two mortgages outstanding totaling $22.9 million, and several industrial revenue bonds ("IRBs"), totaling $23.3 million. As discussed in Note 5, Long-Term Debt, the Company classified its Revolver balance as long-term debt at March 31, 2012. The Company did not issue any significant long-term debt in 2012 or 2011, other than the Revolver. Subsequent to the 2012 fiscal year end, the Company reached an agreement to extend the term of its $5,060,000 Wayne County Industrial Revenue Development Bonds, included in the IRBs, from June 1, 2012 to June 1, 2017.

As of March 31, 2012, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2012 Revolver balance of $144.1 million is presented as being due in fiscal 2017, based upon the Revolver’s July 20, 2016 maturity date.
2013	$7,336
2014	40,305
2015	2,321
2016	2,490
2017	146,713
Thereafter	35,044
Total	$234,209

Restrictive Covenants

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on and redeem the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require it to meet certain financial covenants, including minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company’s decision to adopt the last-in, first-out (“LIFO”) method of inventory accounting, effective December 30, 2007, the Company executed amendments to its previous debt agreements and incorporated them into the current debt agreement, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (“FIFO”) method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2012.

Capital Expenditures

Capital expenditures in 2012 totaled $27.4 million and included $4.0 million towards the completion of a warehouse project in Ripon, Wisconsin, $2.2 million to complete a warehouse expansion in Cumberland, Wisconsin, $1.7 million towards a dock expansion in Lebanon, Pennsylvania, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2011 totaled $19.5 million and included $3.4 million towards the completion of a warehouse project in Cumberland, Wisconsin, $1.6 million to complete a warehouse project in Princeville, Illinois started in 2010, $0.9 million for a bean expansion project in Geneva, New York, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2010 totaled $20.8 million and included $2.0 million for a coater oven for a can line in Baraboo, Wisconsin, $2.0 million towards the partial completion of a warehouse project in Princeville, Illinois, $1.2 million for a bean expansion project in Ripon, Wisconsin, equipment replacements and other improvements, and cost saving projects.

Accounts Receivable

In 2012, accounts receivable decreased by $1.4 million or 1.8% versus 2011, due to lower deduction balances in the current year than the prior year. In 2011, accounts receivable increased by $5.1 million or 6.9% versus 2010, due to the Lebanon acquisition and the higher United States Department of Agriculture (USDA) receivables at 2011 year end, which have longer collection terms, partially offset by decreased per unit selling prices and decreased sales volume, together resulting in an 6.7% sales decrease in 2011compared to 2010.

Loan Receivable

During 2012, the Company signed a letter of intent to acquire one of its competitors in the canned and frozen vegetable industry.  During the due diligence process, the Company invested $10.0 million in the selling company's revolving loan facility, in order to facilitate the exit of several existing lenders.  Although the Company ultimately decided not to proceed with the transaction, the Company has continued to have this investment, which is recorded as a loan receivable on its balance sheet.  By the end of the year, it was still at $10.0 million, but following year end, it was paid down to $6.3 million.

Inventories

In 2012, inventories decreased by $22.8 million primarily reflecting a $23.9 million decrease in finished goods due to the increase in the LIFO reserve balance and the short 2011 pack (fiscal 2012), partially offset by decreased unit sales volume and by the effect of higher work in process quantities. The LIFO reserve balance was $137.2 million at March 31, 2012 versus $89.9 million at the prior year end.

In 2011, inventories increased by $8.8 million primarily reflecting the effect of higher steel raw material quantities and higher work in process quantities, partially offset by the effect of lower finished goods in spite of the inventory acquired from the Lebanon acquisition. The LIFO reserve balance was $89.9 million at March 31, 2011 versus $97.7 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Critical Accounting Policies

During the year ended March 31, 2012, the Company sold for cash, on a bill and hold basis, $151.0 million of Green Giant finished goods inventory to GMOL. As of March 31, 2012, $96.1 million of this product, included in 2012 sales, remained unshipped. At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

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

Obligations and Commitments

As of March 31, 2012, the Company was obligated to make cash payments in connection with its debt, operating leases, and purchase commitments. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

	Contractual Obligations
	March 31, 2012

				2018
	2013	2014-15	2016-17	and beyond	Total

Long-term debt	$7,336	$42,626	$149,203	$35,044	$234,209
Interest	8,085	10,433	6,435	4,561	29,514
Operating lease obligations	31,879	51,318	38,412	40,643	162,252
Purchase commitments	238,082	—	—	—	238,082
Total	$285,382	$104,377	$194,050	$80,248	$664,057

In addition, the Company's defined benefit plan has an unfunded pension liability of $23.8 million which is subject to certain actuarial assumptions.  The unfunded status increased by $5.1 million during 2012 reflecting the current unfunded liability based on the projected benefit obligation, which increased from $118.8 million to $140.6 million, largely due to a reduction in the discount rate from 5.85% to 5.10% and actual fair value of plan assets as of March 31, 2012, net of a $15.4 million contribution to the Plan during 2012. This unfunded status increase was recognized via an increase to accumulated other comprehensive income of $9.3 million after the income tax benefit of $5.9 million. Plan assets increased from $100.1 million as of March 31, 2011 to $116.8 million as of March 31, 2012 due to a continued recovery in market conditions and the contribution by the Company.

During 2012, the Company entered into new operating leases of approximately $35.0 million, based on the if-purchased value, which was primarily agricultural and processing equipment.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2012 season.

Due to uncertainties related to FASB Accounting Standards Codification (“ASC”) 740, Income Taxes, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2012, the Company had $10.3 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2012, the Company’s cash and cash equivalents increased by $4.7 million, which is due to the net impact of $41.9 million provided by operating activities, $36.4 million used in investing activities, and $0.8 million used in financing activities.

Operating Activities

Cash provided by operating activities increased to $41.9 million in 2012 from $17.0 million in 2011. The increase is primarily attributable to increased net earnings exclusive of LIFO in 2012 versus 2011 partially offset by increased inventory, exclusive of LIFO. The 2012 LIFO charge of $47.3 million resulted in a tax payment deferral of $16.6 million.

Cash provided by operating activities decreased to $17.0 million in 2011 from $38.1 million in 2010. The decrease is primarily attributable to decreased net earnings exclusive of LIFO in 2011 versus 2010 partially offset by decreased inventory. The 2011 LIFO credit of $7.9 million resulted in a tax cash payment of $2.7 million.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity.

Investing Activities

Cash used in investing activities was $36.4 million for 2012, principally reflecting capital expenditures. Capital expenditures aggregated $27.4 million in 2012 versus $19.5 million in 2011. The increase was primarily attributable to more large projects in 2012. There were three major projects in 2012 as follows: 1) $4.0 million towards the partial completion of warehouse expansion in Ripon, Wisconsin; 2) $2.2 million to complete a warehouse project in Cumberland, Wisconsin started in 2011, and 3) $1.7 million towards the partial completion of a dock expansion project in Lebanon, Pennsylvania.

Cash used in investing activities was $38.5 million for 2011, principally reflecting the Lebanon acquisition and capital expenditures. The Lebanon acquisition was $20.3 million in 2011. Capital expenditures aggregated $19.5 million in 2011 versus $20.8 million in 2010.  The decrease was primarily attributable to an increase in leased projects. There were three major projects in 2011 as follows: 1) $3.4 million towards the completion of a warehouse project in Cumberland, Wisconsin, 2) $1.6 million to complete a warehouse project in Princeville, Illinois started in 2010, and 3) $0.9 million for a bean expansion project in Geneva, New York.

Financing Activities

Cash used by financing activities was $0.8 million in 2012.  The Company purchased $1.2 million of treasury stock during 2012 while there were no comparable purchases in 2011.

Cash provided by financing activities was $19.0 million in 2011 principally consisting of the additional Revolver borrowings to finance the Lebanon acquisition.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Classes of similar products/services:	2012	2011	2010
	(In thousands)
Net Sales:
GMOL *	$166,231	$191,526	$239,622
Canned vegetables	746,535	692,574	750,751
Frozen *	96,870	86,904	48,320
Fruit	220,788	195,427	200,391
Snack	11,730	10,604	21,287
Other	19,667	17,577	19,739
Total	$1,261,821	$1,194,612	$1,280,110

* GMOL includes frozen vegetable sales exclusively for GMOL.

Fiscal 2012 versus Fiscal 2011

Net sales for 2012 increased $67.2 million, from $1,194.6 million to $1,261.8 million. The increase primarily reflects a $54.0 million increase in canned vegetable sales, a $25.4 million increase in fruit sales, and a $10.0 million increase in frozen sales and a full year of Lebanon frozen sales, partially offset by a $25.3 million decrease in GMOL sales. The increase in sales is attributable to increased selling prices/improved sales mix of $133.3 million partially offset by a sales volume reduction of $66.1 million. The increased selling prices/improved sales mix is primarily due to canned vegetable and canned fruit.

Cost of product sold as a percentage of sales increased from 92.2% in 2011 to 92.6% in 2012 primarily as a result of a $55.2 million LIFO charge increase in 2012 versus 2011, partially offset by higher selling prices in 2012 versus 2011.

Selling, general and administrative expense increased from 5.1% of sales in 2011 to 5.4% of sales in 2012 primarily due to increased non-GMOL sales incurred brokerage charges and lower GMOL sales that do not get brokerage charges.

Plant restructuring costs, which are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, decreased from $1.4 million in 2011 to near zero in 2012.

Interest expense, net, decreased from $8.8 million in 2011 to $8.1 million in 2012 primarily reflecting $0.7 million of interest income from the Borrower Loan.

Other operating income in 2012 included a gain of $0.7 million from the sale of property located in LeSueur, Minnesota and a gain of $0.1 million from the sale of other property.

As a result of the aforementioned factors, pre-tax earnings decreased from $23.5 million in 2011 to $17.5 million in 2012. The effective tax rate was 35.8% in 2012 and 24.7% in 2011. The increase in the 2012 effective tax rate is primarily due to the settlement of an IRS audit for the 2006, 2007 and 2008 tax years in 2011 which created tax benefits from settlements of $3.8 million.

Fiscal 2011 versus Fiscal 2010

Net sales for 2011 decreased $85.5 million, or 6.7%, from $1,280.1 million to $1,194.6 million. The decrease primarily reflects a $58.2 million decrease in canned vegetable sales, a $48.1 million decrease in GMOL sales, and a $10.7 million decrease in Snack sales, partially offset by an increase in frozen sales of $38.6 million. Lower net selling prices and a less favorable sales mix represented $59.2 million of the decrease while sales volume accounted for $26.3 million of the decrease. The decrease in selling prices/change in sales mix was primarily due to canned vegetable and fruit products. The decrease in sales volume was primarily due to Green Giant Alliance and Snack reductions, offset in part by increased frozen product volume due to the Company's Lebanon acquisition.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Cost of product sold as a percentage of sales increased from 88.3% in 2010 to 92.2% in 2011, as lower selling prices more than offset decreased costs, including a $19.2 million LIFO credit in 2011 versus the prior year.

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

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard did not impact the Company’s consolidated financial statements.

In July 2010, the Receivables topic of the Accounting Standards Codification (“ASC”) was amended by ASU 2010-20 to require expanded disclosures related to a company’s allowance for credit losses and the credit quality of its financing receivables.  The Company is required to include any applicable disclosures in its interim and annual financial statements for periods ended on or after December 15, 2010.  See Note 3 of the Notes to Consolidated Financial Statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS,” (“ASU 2011-04”) which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States (“GAAP”) and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011.  The Company is currently assessing the potential impact that the adoption of ASU 2011-04 may have on the Company’s financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” which eliminates the current option of reporting other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. Upon adoption of ASU 2011-05, comprehensive income will either be reported in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011. The specific requirement to present items that are reclassified from other comprehensive income to net earnings alongside their respective components of net earnings and other comprehensive income has been deferred. Therefore, those requirements will not be effective for the Company for fiscal years and interim periods within those years beginning after December 15, 2011.  The Company early adopted this standard in the accompanying financial statements. Since ASU 2011-05 only relates to presentation of comprehensive income, the adoption of ASU 2011-05 did not have any impact on the Company's financial position, results of operations or cash flows.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $9.4 million in cash equivalents as of March 31, 2012. As a result of its regular borrowing activities, the Company’s operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable. Long-term debt bears interest at fixed and variable rates. With $194.3 million in average variable-rate debt during fiscal 2012, a 1% change in interest rates would have had a $1.9 million effect on interest expense. The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2012.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2012
(In thousands)

	P A Y M E N T S B Y Y E A R
							Total/	Estimated
							Weighted	Fair
	2013	2014	2015	2016	2017	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$7,336	$40,305	$2,321	$2,490	$2,564	$12,414	$67,430	$64,637
Average interest rate	7.64%	7.47%	6.96%	6.97%	6.99%	7.18%	7.30%
Variable-rate L/T debt:
Principal cash flows	$-	$-	$-	$-	$144,149	$22,630	$166,779	$166,779
Average interest rate	-%	-%	-%	-%	1.69%	3.68%	1.91%
Average Revolver debt:
Principal cash flows							$171,730	$171,730
Average interest rate							1.62%
Short-term investments:
Average balance							$2,429	$2,429
Average interest rate							0.22%

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company’s business, are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company’s production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $238.0 million in produce costs expected during 2013, a 1% change would have a $2.4 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.0 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

Years ended March 31,	2012	2011	2010

Net sales	$1,261,821	$1,194,612	$1,280,110

Costs and expenses:
Cost of products sold	1,169,002	1,101,387	1,129,823
Selling, general, and administrative expense	67,971	60,421	65,133
Other operating (income) expense, net	(814)	(844)	156
Plant restructuring	39	1,354	-
Total costs and expenses	1,236,198	1,162,318	1,195,112

Operating income	25,623	32,294	84,998
Interest expense, net of interest income of
$707, $1, and $2, respectively	8,102	8,827	9,638

Earnings before income taxes	17,521	23,467	75,360
Income taxes	6,265	5,796	26,949
Net earnings	$11,256	$17,671	$48,411

Basic earnings per common share	$0.93	$1.45	$3.98

Diluted earnings per common share	$0.92	$1.45	$3.96

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2012	2011	2010

Comprehensive income (loss):
Net earnings	$11,256	$17,671	$48,411
Change in pension and post retirement benefits
(net of tax of $5,970, $671, and $2,640, respectively)	(9,338)	1,049	4,130

Total	$1,918	$18,720	$52,541

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2012	2011

Assets
Current Assets:
Cash and cash equivalents	$9,420	$4,762
Accounts receivable, less allowance for doubtful accounts
of $206 and $247, respectively	77,105	78,536
Loan receivable	10,000	-
Inventories:
Finished products	307,912	331,771
In process	16,083	13,745
Raw materials and supplies	108,438	109,720
	432,433	455,236
Deferred income taxes, net	8,637	7,623
Refundable income taxes	316	-
Other current assets	5,339	10,110
Total Current Assets	543,250	556,267
Deferred income tax asset, net	403	-
Other assets	1,558	429
Property, Plant, and Equipment:
Land	18,628	17,645
Buildings & Improvements	164,439	158,204
Equipment	339,112	327,058
	522,179	502,907
Less accumulated depreciation and amortization	329,354	314,895
Net Property, Plant, and Equipment	192,825	188,012
Total Assets	$738,036	$744,708

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$61,074	$64,369
Accrued vacation	10,506	10,215
Accrued payroll	7,793	6,685
Other accrued expenses	31,459	37,238
Current portion of long-term debt	7,336	142,559
Income taxes	-	489
Total Current Liabilities	118,168	261,555
Long-term debt, less current portion	226,873	90,060
Other liabilities	38,322	36,084
Deferred income taxes, net	-	3,177
Total Liabilities	383,363	390,876
Commitments and contingencies (Note 14)
Stockholders’ Equity:
Preferred stock	6,268	6,325
Common stock	2,938	4,118
Additional paid-in capital	92,139	90,778
Treasury stock, at cost	(1,435)	(257)
Accumulated other comprehensive loss	(23,319)	(13,981)
Retained earnings	278,082	266,849
Total Stockholders’ Equity	354,673	353,832
Total Liabilities and Stockholders’ Equity	$738,036	$744,708

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2012	2011	2010

Cash flows from operating activities:
Net earnings	$11,256	$17,671	$48,411
Adjustments to reconcile net earnings to
net cash provided by operations:
Depreciation and amortization	22,691	22,581	22,415
Deferred income tax expense	1,368	1,717	4,247
(Gain) loss on the sale of assets	(814)	142	153
Changes in operating assets and liabilities (net of acquisition):
Accounts receivable	1,431	(1,661)	3,253
Inventories	22,803	1,519	(53,509)
Other current assets	4,929	(7,117)	3,116
Accounts payable, accrued expenses,
and other liabilities	(20,977)	(12,369)	5,593
Income taxes	(805)	(5,519)	4,433
Net cash provided by operating activities	41,882	16,964	38,112

Cash flows from investing activities:
Additions to property, plant, and equipment	(27,425)	(19,473)	(20,783)
Issuance of loan receivable	(10,000)	-	-
Cash paid for acquisition (net of cash acquired)	-	(20,348)	-
Proceeds from the sale of assets	1,042	1,245	168
Net cash used in investing activities	(36,383)	(38,576)	(20,615)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	417,356	343,755	415,727
Payments of long-term debt	(415,766)	(325,416)	(432,249)
Borrowings on notes payable	-	168	-
Change in other assets	(1,230)	469	620
Purchase treasury stock	(1,178)	-	-
Preferred dividends paid	(23)	(23)	(23)
Net cash (used in) provided by financing activities	(841)	18,953	(15,925)

Net increase (decrease) in cash and cash equivalents	4,658	(2,659)	1,572
Cash and cash equivalents, beginning of year	4,762	7,421	5,849
Cash and cash equivalents, end of year	$9,420	$4,762	$7,421

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$7,570	$8,395	$8,989
Income taxes	5,455	14,275	18,813

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2009	$69,403	$3,080	$28,546	$(257)	$(19,160)	$200,813
Net earnings	-	-	-	-	-	48,411
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	67	-	-	-
Preferred stock conversion	(38,078)	781	37,297	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $2,640)	-	-	-	-	4,130	-
Balance March 31, 2010	31,325	3,861	65,910	(257)	(15,030)	249,201
Net earnings	-	-	-	-	-	17,671
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	125	-	-	-
Preferred stock conversion	(25,000)	257	24,743	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $671)	-	-	-	-	1,049	-
Balance March 31, 2011	6,325	4,118	90,778	(257)	(13,981)	266,849
Net earnings	-	-	-	-	-	11,256
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	124	-	-	-
Common stock stated value adjustment	-	(1,181)	1,181	-	-	-
Purchase treasury stock	-	-	-	(1,178)	-	-
Preferred stock conversion	(57)	1	56	-	-	-
Change in pension and post retirement
benefits adjustment (net of tax $5,970)	-	-	-	-	(9,338)	-
Balance March 31, 2012	$6,268	$2,938	$92,139	$(1,435)	$(23,319)	$278,082

	Preferred Stock					Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series	2006 Series
	Value $.25	Value $.025	Participating	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2012	200,000	1,400,000	97,870	312,790	-	20,000,000	10,000,000
Shares outstanding:
March 31, 2010	200,000	807,240	102,047	313,304	1,025,220	8,528,745	2,176,836
March 31, 2011	200,000	807,240	102,047	313,304	-	9,607,809	2,127,822
March 31, 2012	200,000	807,240	97,870	312,790	-	9,591,677	2,097,312
Stock amount	$50	$202	$1,168	$4,848	$-	$2,414	$524

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

Revenue Recognition — Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice but hold the goods (“Bill and Hold”) for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the years ended 2012 and 2011, the Company sold for cash, on a bill and hold basis, $151.0 million and $180.3 million, respectively, of Green Giant finished goods inventory to General Mills Operations, LLC (“GMOL”). At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment. As of March 31, 2012, $96.1 million of 2012 product remained unshipped.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total sales. GMOL sales represented 13%, 16% and 19% of net sales in 2012, 2011 and 2010, respectively. The top ten customers represented approximately 49%, 49% and 52% of net sales for 2012, 2011 and 2010, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents.

Fair Value of Financial Instruments — The fair values of cash and cash equivalents, accounts receivable, loan receivable, short-term debt and accounts payable approximate cost because of the immediate or short-term maturity of these financial instruments. See Note 10, Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method.  As of March 31, 2012, there were $1.5 million of deferred financing costs included in other assets on the Consolidated Balance Sheets.

Inventories — Substantially all inventories are stated at the lower of cost; determined under the last-in, first-out (“LIFO”) method; or market.

Notes to Consolidated Financial Statements

Income Taxes — The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and tax credit carryforwards.  The Company uses the flow-through method to account for its investment tax credits.

The Company evaluates the likelihood of realization of its net deferred income tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company’s forecast of future taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

As disclosed in Note 7, Income Taxes, the Company adopted the provisions of ASC 740 Income Taxes (formerly Statement of Financial Accounting Standards ("SFAS") Interpretation No. 48 “Accounting for Uncertain Income Taxes — an Interpretation of SFAS Statement No. 109”), on April 1, 2007. The Company has elected to retain its existing accounting policy with respect to the treatment of interest and penalties attributable to income taxes and continues to reflect any change for such, to the extent it arises, as a component of its income tax provision or benefit.

Shipping and Handling Costs — The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of products sold.

Advertising Costs — Advertising costs are expensed as incurred.  Advertising costs charged to operations were $3.2 million and $1.8 million in 2012 and 2011, respectively.

Accounts Receivable and Doubtful Accounts — Accounts Receivable is stated at invoice value, which is net of any off invoice promotions.  A provision for doubtful accounts is recorded based upon an assessment of credit risk within the accounts receivable portfolio, experience of delinquencies (accounts over 15 days past due) and charge-offs (accounts removed from accounts receivable for expectation of non-payment), and current market conditions. Management believes these provisions are adequate based upon the relevant information presently available.

Loan Receivable — Loan receivable is stated as the unpaid principal balance owing to the Company under the Borrower Credit Facility described in Note 3.  Interest income is recognized in the period in which it is earned.  The Company assesses impairment of the loan receivable whenever there is an indicator of impairment, but not less than quarterly.

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

Notes to Consolidated Financial Statements

Years ended March 31,	2012	2011	2010
	(In thousands, except per share amounts)
Basic
Net earnings	$11,256	$17,671	$48,411
Deduct preferred stock dividends	23	23	23
Undistributed earnings	11,233	17,648	48,388
Earnings attributable to participating
preferred	382	851	8,996
Earnings attributable to common
shareholders	$10,851	$16,797	$39,392
Weighted average common shares
outstanding	11,727	11,564	9,887
Basic earnings per common share	$0.93	$1.45	$3.98
Diluted
Earnings attributable to common
shareholders	$10,851	$16,797	$39,392
Add dividends on convertible
preferred stock	20	20	20
Earnings attributable to common
stock on a diluted basis	$10,871	$16,817	$39,412
Weighted average common shares
outstanding-basic	11,727	11,564	9,887
Additional shares to be issued related to
the equity compensation plan	5	5	3
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	11,799	11,636	9,957
Diluted earnings per share	$0.92	$1.45	$3.96

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $22,226,000, $22,000,000, and $21,594,000 in 2012, 2011, and 2010, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were no significant impairment losses in 2012, 2011 or 2010.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimated.

Recently Issued Accounting Standards — In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard did not impact the Company’s consolidated financial statements.

In July 2010, the Receivables topic of the Accounting Standards Codification (“ASC”) was amended by ASU 2010-20 to require expanded disclosures related to a company’s allowance for credit losses and the credit quality of its financing receivables.  The Company is required to include any applicable disclosures in its interim and annual financial statements for periods ended on or after December 15, 2010.  See Note 3 of the Notes to Consolidated Financial Statements.

In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and International Financial Reporting Standards ("IFRS")," (“ASU 2011-04”) which results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in GAAP and IFRS. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011.  The Company is currently assessing the potential impact that the adoption of ASU 2011-04 may have on the Company’s financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income,” which eliminates the current option of reporting other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. Upon adoption of ASU 2011-05, comprehensive income will either be reported in a single continuous financial statement or in two separate but consecutive financial statements. ASU 2011-05 is effective for fiscal years and interim periods beginning after December 15, 2011.  The specific requirement to present items that are reclassified from other comprehensive income to net earnings alongside their respective components of net earnings and other comprehensive income has been deferred. Therefore, those requirements will not be effective for the Company for fiscal years and interim periods within those years beginning after December 15, 2011.  The Company early adopted this standard in the accompanying financial statements. Since ASU 2011-05 only relates to presentation of comprehensive income, the adoption of ASU 2011-05 did not have any impact on the Company's financial position, results of operations or cash flows.

Reclassifications — Certain previously reported amounts have been reclassified to conform to current period classification.

2. Acquisition

On August 6, 2010, the Company completed its acquisition of 100% of the partnership interest in Lebanon Valley Cold Storage, LP and the assets of Unilink, LLC (collectively “Lebanon”) from Pennsylvania Food Group, LLC and related entities. The rationale for the acquisition was twofold: (1) to broaden the Company’s product offerings in the frozen food business and (2) to take advantage of distribution efficiencies by combining shipments since the customer bases of the Company and Lebanon are similar. The purchase price totaled $20.3 million plus the assumption of certain liabilities. This acquisition was financed with proceeds from the Company's revolving credit facility.  The purchase price to acquire Lebanon was allocated based on the internally developed fair value of the assets acquired and liabilities assumed and the independent valuation of property, plant, and equipment.  The purchase price of $20.3 million has been allocated as follows (in millions):

Purchase Price (net of cash received)	$20.3

Allocated as follows:
Current assets	$13.8
Property, plant and equipment	13.9
Bargain purchase gain	(0.7)
Current liabilities	(6.7)
Total	$20.3

In 2011, the Company recorded a $736,000 gain as a result of the estimated fair market value of the net assets acquired exceeding the purchase price.  This gain is included in other operating income on the Consolidated Statements of Net Earnings.

3. Loan Receivable

The Company acquired $10.0 million of the lending commitments (the "Loan Commitment") made by various lenders under the Third Amended and Restated Credit Agreement dated July 29, 2011 by and among the Borrower ("Borrower"), Bank of America, N.A. as administrative agent and letter of credit issuer, and various other lenders (the "Borrower  Credit Facility"), and thus became a co-lender under the Borrower Credit Facility.  Upon the closing of such transaction, the Company advanced a total of $10.0 million to fund (i) the Company's then current portion of total advances made to borrower under the Credit Agreement and (ii) the balance of the Company's $10.0 million Loan Commitment. The Company acquired the Loan Commitment in connection with negotiations between the Company and Borrower concerning the Company's possible acquisition of Borrower through a merger transaction.  Although the Company and Borrower are no longer pursuing such potential acquisition, the Company remains a co-lender under the Borrower Credit Facility.  The Credit Facility matured March 30, 2012 and the Borrower is currently in the refinancing process.  The Company has received all interest payments due through May 31, 2012.  In April 2012, the Company received a partial repayment of $3.7 million; therefore, the current remaining balance of this Loan Commitment is $6.3 million.  The Company expects the remaining balance to be paid in full in the near future.  The Company has no indication that Borrower' obligations to the Company arising under the Borrower Credit Facility are impaired.  The Company routinely assesses the loan for possible impairment.  Such obligations are included in Loan Receivable in the March 31, 2012 Consolidated Balance Sheet.

4.  Line of Credit

The Company completed the closing of a new five year revolving credit facility (“Revolver”) on July 20, 2011. Maximum borrowings under the Revolver total $250,000,000 from April through July and $350,000,000 from August through March.  The maturity date for the Revolver is July 20, 2016. As of March 31, 2012, the outstanding balance of the Revolver was $144,149,000, with a weighted average interest rate of 1.69%, and is included in the Long-Term Debt on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $509,744,000. There were $135,763,000 in bank borrowings under the Company's previous revolver at March 31, 2011 which was included in the Current Portion of Long-Term Debt on the Consolidated Balance Sheet. The Company had $10,303,000 and $8,848,000 of outstanding standby letters of credit as of March 31, 2012 and 2011, respectively, which reduces borrowing availability under the Revolver. See Note 5, Long-Term Debt, for additional comments related to the Revolver.

5. Long-Term Debt

	2012	2011
	(In thousands)
Revolving credit facility,
1.69% and 1.25%, due through 2017	$144,149	$135,763
Secured note payable to insurance company,
8.03%, due through 2014	43,452	48,360
Secured Industrial Revenue Development Bonds,
3.38%, and 3.20%, due through 2029	22,630	22,630
Secured promissory note,
6.98%, due through 2022	18,096	19,349
Secured promissory note,
6.35%, due through 2020	4,840	5,343
Secured Industrial Revenue Development Bond,
8.10%, due through 2017	661	775
Other	381	399
	234,209	232,619
Less current portion	7,336	142,559
	$226,873	$90,060

The Company completed the closing of a new five year Revolver on July 20, 2011. Maximum borrowings under the Revolver total $250.0 million from April through July and $350.0 million from August through March.  The Company includes the Revolver as a long-term liability due to its five year maturity and the fact that it meets the criteria required by the accounting standards for this classification.  As of March 31, 2012, the outstanding balance on the Revolver was $144.1 million and letters of credit supported by the Revolver totaled $10.3 million, leaving $195.6 million available.

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the adjusted debt to total capitalization ratio. In connection with the Company’s decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2012.

The Company's debt agreements limit the payment of dividends and other distributions.  There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

The Company has five outstanding Industrial Revenue Development Bonds (“IRBs”), including four IRBs totaling $22,630,000 that are secured by direct pay letters of credit, and one IRB for $661,000 payable to GE Commercial Finance. The interest rates shown for these IRBs in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRBs.  A Master Reimbursement Agreement with GE Commercial Finance, which provides for the direct pay letters of credit, expires in July 2016.  Subsequent to 2012 fiscal year end, the Company reached an agreement to extend the term of its $5,060,000 Wayne County Industrial Revenue Development Bonds included in the IRBs from June 1, 2012 to June 1, 2017.

The carrying value of assets pledged for secured debt, including the Revolver, is $643,368,000.

Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2013	$7,336
2014	40,305
2015	2,321
2016	2,490
2017	146,713
Thereafter	35,044
Total	$234,209

6. Leases

The Company had no capital leases as of March 31, 2012 and 2011. The Company has operating leases expiring at various dates through 2031. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2012 (in thousands):

Years ending March 31:
2013	$31,879
2014	27,151
2015	24,167
2016	20,938
2017	17,474
2018-2031	40,643
Total minimum payment required	$162,252

Lease expense in fiscal 2012, 2011, and 2010 was $38,253,000, $37,781,000, and $32,551,000, respectively.

Notes to Consolidated Financial Statements

7. Income Taxes

The Company files a consolidated federal income tax return. The provision for income taxes is as follows:

	2012	2011	2010
	(In thousands)
Current:
Federal	$4,193	$2,854	$19,049
State	704	1,225	3,653
	4,897	4,079	22,702
Deferred:
Federal	1,430	1,791	3,873
State	(62)	(74)	374
	1,368	1,717	4,247
Total income taxes	$6,265	$5,796	$26,949

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2012	2011	2010
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of federal tax benefit)	2.5	2.5	2.9
State tax credits	(1.3)	(1.4)	(0.1)
Research and development credit	(0.6)	(0.6)	-
Manufacturer’s deduction	(5.1)	(3.7)	(2.1)
Addition to (reversal of) uncertain tax positions	0.4	(7.3)	(0.8)
IRS audit adjustment	-	1.5	-
Other permanent differences not (taxable) deductible	0.7	(0.1)	0.2
Tax effect of pension contribution	2.2	-	-
Other	2.0	(1.2)	0.7
Effective income tax rate	35.8%	24.7%	35.8%

The lower 2011 effective tax rate was primarily due to a reversal of uncertain tax positions in 2011 mostly due to the settlement of an Internal Revenue Service ("IRS") audit that year discussed below.

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2012	2011
	(In thousands)
Deferred income tax assets:
Future tax credits	$3,251	$3,862
Inventory valuation	1,408	1,130
Employee benefits	2,816	2,618
Insurance	3,812	3,572
Other comprehensive loss	14,867	8,948
Interest	80	56
Deferred gain on sale/leaseback	82	110
Prepaid revenue	2,348	1,035
Other	520	239
Severance	196	178
	29,380	21,748
Deferred income tax liabilities:
Property basis and depreciation difference	14,151	14,230
Pension	5,283	1,323
	19,434	15,553
Valuation allowance - non-current	906	1,749
Net deferred income tax asset	$9,040	$4,446

Net current deferred income tax assets of $8,637,000 and $7,623,000 as of March 31, 2012 and 2011, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax assets of $403,000 as of March 31, 2012 and net non-current deferred income tax liabilities of $3,177,000 as of March 31, 2011.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement.   The change in the liability for the years ended March 31, 2012 and 2011 consists of the following:

	2012	2011
	(In thousands)
Beginning Balance	$2,174	$5,537

Tax positions related to current year:
Additions	207	294

Tax positions related to prior years:
Additions	133	232
Reductions	(27)	-
Settlements	(137)	(3,767)
Lapses in statues of limitations	-	(122)
Balance as of March 31,	$2,350	$2,174

Included in the balances at March 31, 2012 and 2011 are $1,778,000 and $1,628,000, respectively, of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2012 and 2011, the Company recognized an approximate $18,000 decrease and $1,387,000 decrease, respectively, in interest and penalties. As of March 31, 2012 and 2011, the Company had approximately $126,000 and $144,000, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

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

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2013 with the state taxing authority that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company has State tax credit carryforwards amounting to $906,000 (New York, net of Federal impact), $1,411,000 (California, net of Federal impact) and $933,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2024 (Wisconsin), 2026 (New York) and no expiration (California). The Company has performed the required assessment regarding the realization of deferred tax assets in accordance with ASC 740. At March 31, 2012, the Company has recorded a valuation allowance amounting to $906,000, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Notes to Consolidated Financial Statements

8. Stockholders’ Equity

Preferred Stock — The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 (“6% Preferred”); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors (“Class A Preferred”). The Board of Directors has designated four series of Class A Preferred including 10% Cumulative Convertible Voting Preferred Stock—Series A (“Series A Preferred”); 10% Cumulative Convertible Voting Preferred Stock—Series B (“Series B Preferred”); Convertible Participating Preferred Stock; and Convertible Participating Preferred Stock, Series 2003.  A fifth series of Class A Preferred designated Convertible Participating Preferred Stock, Series 2006, was issued as part of consideration of the purchase price in the Signature Fruit acquisition and was converted to Class A Common Stock in May 2010.

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2012, 2011 or 2010. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2012 the Company has an aggregate of 6,389,340 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and has 97,870 shares outstanding as of March 31, 2012 after conversions of 4,177 shares into Class A common Stock during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 312,790 shares outstanding as of March 31, 2012 after conversion of 514 shares into Class A common Stock during the year. The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition. The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible.  All 1,025,200 shares were converted into Class A Common Stock in May 2010.

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

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2012 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2012 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2012 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2012, 2011 and 2010.

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

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2012 and 2011. Additionally, there were 410,660 and 415,351 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2012 and 2011, respectively.

Treasury Stock — During 2012, the Company repurchased $1,178,000 or 51,333 shares of its Class A Common Stock. As of March 31, 2012, there is a total of $1,435,000 or 64,833 shares of repurchased stock.  These shares are not considered outstanding.

9. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2012 and a statement of the funded status as of March 31, 2012 and 2011:

	2012	2011
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$118,821	$109,603
Service cost	5,424	5,141
Interest cost	6,837	6,455
Actuarial loss	14,220	2,046
Benefit payments and expenses	(4,732)	(4,424)
Benefit obligation at end of year	$140,570	$118,821

Change in Plan Assets

Fair value of plan assets at beginning of year	$100,101	$94,427
Actual gain on plan assets	6,029	10,098
Employer contributions	15,400	-
Benefit payments and expenses	(4,732)	(4,424)
Fair value of plan assets at end of year	$116,798	$100,101

Unfunded Status	$(23,772)	$(18,720)

The unfunded status increased by $5.1 million during 2012 reflecting the current unfunded liability based on the projected benefit obligation, which increased from $118.8 million to $140.6 million, largely due to a reduction in the discount rate from 5.85% to 5.10% and actual fair value of plan assets as of March 31, 2012, net of a $15.4 million contribution to the Plan during 2012. This unfunded status increase was recognized via an increase to accumulated other comprehensive income of $9.3 million after the income tax benefit of $5.9 million. Plan assets increased from $100.1 million as of March 31, 2011 to $116.8 million as of March 31, 2012 due to a continued recovery in market conditions and the contribution by the Company.  The unfunded liability is reflected in other liabilities in the Consolidated Balance Sheets.

	2012	2011
	(In thousands)
Amounts Included in Accumulated Other
Comprehensive Pre-Tax Loss

Transition asset	$-	$227
Net loss	(37,719)	(22,738)
Accumulated other comprehensive pre-tax loss	$(37,719)	$(22,511)

Notes to Consolidated Financial Statements

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2012, 2011, and 2010:

	2012	2011	2010
	(In thousands)
Service cost	$5,424	$5,141	$3,813
Interest cost	6,837	6,455	6,174
Expected return on plan assets	(8,140)	(7,347)	(3,801)
Amortization of net loss	1,350	1,497	2,630
Amortization of transition asset	(227)	(276)	(276)
Net periodic benefit cost	$5,244	$5,470	$8,540

The Plan’s accumulated benefit obligation was $126,082,000 at March 31, 2012, and $106,542,000 at March 31, 2011.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2012	2011

Discount rate - benefit obligation	5.10%	5.85%
Discount rate - pension expense	5.85%	6.10%
Expected return on plan assets	8.00%	8.00%
Rate of compensation increase	3.00%	3.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2013	2012	2011

Plan Assets

Equity securities	99%	99%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	1
Total	100%	100%	100%

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

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time although the Company’s gain on plan assets during 2012 was 5.9% as compared to the S&P 500 unaudited gain of 6.2%. Plan assets include Company common stock with a fair market value of $8,336,000 as of March 31, 2012 and $8,907,000 as of March 31, 2011.

Cash Flows

Expected contributions for fiscal year ending March 31, 2013 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	-

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2013	$5,067
2014	5,302
2015	5,785
2016	6,001
2017	6,509
2018-2021	41,810

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1,422,000, $1,572,000, and $1,706,000, in fiscal 2012, 2011, and 2010, respectively.

10. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2012		2011
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$234,209	$231,416	$232,619	$230,237

The estimated fair value for long-term debt is determined by the quoted market prices for similar debt (comparable to the Company’s financial strength) or current rates offered to the Company for debt with the same maturities.

11. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to reduce net earnings by $30,771,000 in 2012, increase net earnings by $5,104,000 in 2011 and reduce net earnings by $7,307,000 in 2010, compared to what would have been reported using the FIFO inventory method. The reduction in earnings per share was $2.53 ($2.52 diluted) in 2012, the increase in earnings per share was $0.42 ($0.42 diluted) in 2011, and the reduction in earnings per share was $0.61 ($0.60 diluted) in 2010.  During 2012, certain inventory quantities accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years.  The impact on net earnings of these liquidations was an increase of $2,899,000.  The inventories by category and the impact of implementing the LIFO method are shown in the following table:

Notes to Consolidated Financial Statements

	2012	2011	2010
	(In thousands)

Finished products	$406,164	$390,754	$407,403
In process	24,451	21,680	14,813
Raw materials and supplies	139,045	132,690	121,988
	569,660	545,124	544,204
Less excess of FIFO cost over LIFO cost	137,227	89,888	97,740
Total inventories	$432,433	$455,236	$446,464

12. Other Operating Income and Expense

Other operating income in 2012 included a gain of $665,000 from the sale of property located in LeSueur, MN and a gain of $149,000 from the sale of other property.

Other operating income in 2011 included a gain of $736,000 as a result of the estimated fair market value of the assets acquired exceeding the purchase price of Lebanon (see Note 2, Acquisitions).  The Company also recorded a gain from the reversal of an environmental reserve of $250,000, a gain of $249,000 from the sale of certain fixed assets and a loss of $391,000 from the disposal of certain fixed assets.

Other operating expense in 2010 of $156,000 is from the loss on disposal of certain fixed assets.

13. Segment Information

The Company manages its business on the basis of two reportable segments — the primary segment is the processing and sale of fruits and vegetables and secondarily, the processing and sale of snack products. The Company markets its product almost entirely in the United States. Export sales represented 9.4%, 8.9%, and 7.9% of total sales in 2012, 2011, and 2010, respectively. In 2012, 2011, and 2010, the sale of Green Giant vegetables accounted for 13%, 16%, and 19% of net sales, respectively. “Other” in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2012:
Net Sales	1,230,424	11,730	19,667	1,261,821
Operating income (loss)	25,955	(714)	382	25,623
Income tax expense (benefit)	6,398	(247)	114	6,265
Identifiable assets	730,147	4,739	3,150	738,036
Capital expenditures	25,636	22	1,767	27,425
Depreciation and amortization	21,780	475	436	22,691

2011:
Net Sales	1,166,431	10,604	17,577	1,194,612
Operating income (loss)	32,641	(731)	384	32,294
Income tax expense (benefit)	5,895	(181)	82	5,796
Identifiable assets	736,982	5,891	1,835	744,708
Capital expenditures	18,733	740	-	19,473
Depreciation and amortization	21,632	509	440	22,581

2010:
Net Sales	1,239,084	21,287	19,739	1,280,110
Operating income (loss)	85,106	327	(435)	84,998
Income tax expense (benefit)	27,014	97	(162)	26,949
Identifiable assets	711,058	6,293	1,982	719,333
Capital expenditures	20,714	69	-	20,783
Depreciation and amortization	21,502	484	429	22,415

The fruit and vegetable segment, consisting of GMOL, canned fruit and vegetables and frozen products, represented 99%, 99% and 99% of assets and 107%, 105% and 101% of pre-tax earnings in 2012, 2011 and 2010, respectively.

Classes of similar products/services:	2012	2011	2010
	(In thousands)
Net sales:
GMOL *	$166,231	$191,526	$239,622
Canned vegetables	746,535	692,574	750,751
Frozen *	96,870	86,904	48,320
Fruit	220,788	195,427	200,391
Snack	11,730	10,604	21,287
Other	19,667	17,577	19,739
Total	$1,261,821	$1,194,612	$1,280,110

* GMOL includes frozen vegetables exclusively for GMOL.

14. Legal Proceedings and Other Contingencies

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

In June 2010, the Company received a Notice of Violation of the California Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as Proposition 65, from the Environmental Law Foundation ("ELF").  This notice was made to the California Attorney General and various other government officials, and to 49 companies including Seneca Foods Corporation whom ELF alleges manufactured, distributed or sold packaged peaches, pears, fruit cocktail and fruit juice that contain lead without providing a clear and reasonable warning to consumers.  Under California law, proper notice must be made to the State and involved firms at least 60 days before any suit under Proposition 65 may be filed by private litigants like ELF.  That 60-day period has expired and to date neither the California Attorney General nor any appropriate district attorney or city attorney has initiated an action against the Company.  However, private litigant ELF filed an action against the Company and 27 other named companies on September 28, 2011, in Superior Court of Alameda County, California, alleging violations of Proposition 65 and seeking various measures of relief, including injunctive and declaratory relief and civil penalties.  The Company, along with the other named companies, is vigorously defending itself from such claim and has filed a responsive answer.  The discovery process is ongoing and the litigation is proceeding in accordance with court schedules.  As this matter is still at a very early stage, we are not able to predict the probability of the outcome or estimate of loss, if any, related to this matter.  Additionally, in the ordinary course of its business, the Company is made party to certain legal proceedings seeking monetary damages, including proceedings invoking product liability claims, either directly or through indemnification obligations, and we are not able to predict the probability of the outcome or estimate of loss, if any, related to any such matter.

Notes to Consolidated Financial Statements

15. Plant Restructuring

During 2012 and 2010 there were no material adjustments to Plant Restructuring.

During fiscal 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 primarily for severance costs.  This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.  Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs.  GMOL's portion of these restructuring costs was paid to the Company during 2011.  The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future.  As of March 31, 2012, this deferral totaled $6,021,000 comprised of $1,869,000 included in other accrued expenses and $4,152,000 included in other long-term liabilities on the Consolidated Balance Sheets.

The other costs relate to outstanding lease payments which will be paid over the remaining lives of the corresponding lease terms, which are up to two years.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2010, 2011 and 2012:

		Long-Lived
		Asset	Other
	Severance	Charges	Costs	Total
	(In thousands)

Balance March 31, 2009	$-	$250	$1,035	$1,285
Second-quarter charge to expense	-	-	19	19
Cash payments/write offs	-	-	(258)	(258)
Third-quarter credit to expense	-	-	(2)	(2)
Balance March 31, 2010	-	250	794	1,044
First-quarter charge to expense	-	-	1	1
Second-quarter charge to expense	1,210	-	-	1,210
Third-quarter charge to expense	109	-	-	109
Cash payments/write offs	(889)	(250)	(283)	(1,422)
Fourth-quarter charge to expense	26	-	8	34
Balance March 31, 2011	456	-	520	976
First-quarter charge to expense	54	-	-	54
Second-quarter (credit) charge to expense	(19)	-	4	(15)
Cash payments/write offs	(454)	-	(524)	(978)
Balance March 31, 2012	$37	$-	$-	$37

16. Certain Transactions

A small percentage (less than 1% in fiscal year 2012) of vegetables supplied to the Company’s New York processing plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $872,000 pursuant to a raw vegetable grower contract in fiscal 2012.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2012 and 2011 and the related consolidated statements of net earnings, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 8, 2012 expressed an unqualified opinion thereon.

/s/BDO USA, LLP
Milwaukee, Wisconsin

June 8, 2012

Management's Annual Report on Internal Control
Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management believes that, as of March 31, 2012, our internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accountant has issued its report on the effectiveness of the Company’s internal control over financial reporting.  The report appears on the next page.

Report of Independent Registered Public Accounting Firm on
Internal Control Over Financial Reporting

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Form 10-K, Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2012 and 2011, and the related consolidated statements of net earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2012 and our report dated June 8, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin

June 8, 2012

Shareholder Information and Quarterly Results

The Company’s common stock is traded on The NASDAQ Global Stock Market. The 9.6 million Class A outstanding shares and 2.1 million Class B outstanding shares are owned by 234 and 222 shareholders of record, respectively. The high and low closing prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2012		2011
Quarter	High	Low	High	Low
First	$29.73	$23.00	$32.68	$28.89
Second	25.90	19.27	32.19	23.89
Third	27.01	18.34	28.57	22.02
Fourth	29.43	22.50	29.87	24.75

Class B:	2012		2011
Quarter	High	Low	High	Low
First	$29.70	$22.97	$32.99	$29.22
Second	25.85	19.20	32.74	24.10
Third	26.35	19.30	28.61	22.30
Fourth	29.20	23.02	29.64	23.12

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company’s Common Stock compared with the NASDAQ Market Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2007, in the Company’s Class A Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the peer group are Hanover Foods Corporation, John B. Sanfilippo & Son Inc., Ralcorp Holdings, Inc., Treehouse Foods, Inc. and Hain Celestial Group, Inc.

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group, and Peer Group
Dollars
0
20
40
60
80
100
120
140
160
Years
2007
2008
2009
2010
2011
2012
Seneca Foods
Peer Group
NASDAQ US Total Return

Shareholder Information and Quarterly Results

Quarterly Results

As of March 31, 2012, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2012:
Net sales	$259,083	$283,616	$447,918	$271,204
Gross margin	5,856	21,353	50,037	15,573
Net (loss) earnings	(7,975)	2,883	18,530	(2,182)
Basic (loss) earnings per common share	(0.66)	0.24	1.53	(0.18)
Diluted (loss) earnings per common share	(0.66)	0.24	1.52	(0.18)

Year ended March 31, 2011:
Net sales	$219,942	$275,448	$446,250	$252,972
Gross margin	25,284	19,127	34,514	14,300
Net earnings (loss)	5,275	2,811	11,462	(1,877)
Basic earnings (loss) per common share	0.43	0.23	0.94	(0.15)
Diluted earnings (loss) per common share	0.43	0.23	0.94	(0.15)

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels.  Due to the dependence on the fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.