Form 10-K, Exhibit 13
period 2013-03-31
Seneca Foods Corp
filed 2013-05-23
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2013(a)	2012	2011(b)	2010	2009

Net sales	$1,276,297	$1,257,805	$1,189,585	$1,273,004	$1,268,485

Operating income before interest (c)	$70,934	$25,623	$32,294	$84,998	$48,188
Interest expense, net	7,486	8,102	8,827	9,638	14,103
Net earnings (c)	41,413	11,256	17,671	48,411	18,765

Basic earnings per common share (c)	$3.59	$0.93	$1.45	$3.98	$1.54
Diluted earnings per common share (c)	3.57	0.92	1.45	3.96	1.53

Working capital	$446,899	$425,082	$294,712	$404,610	$332,082
Inventories	479,730	432,433	455,236	446,464	392,955
Goodwill	-	-	-	-	-
Net property, plant, and equipment	188,407	192,825	188,012	178,113	179,245
Total assets	803,149	738,036	744,708	719,333	675,605
Long-term debt and capital lease
obligations, less current portion	230,016	226,873	90,060	207,924	191,853
Stockholders’ equity	367,166	354,673	353,832	335,010	282,425

Additions to property, plant, and equipment	$16,371	$27,425	$19,473	$20,783	$23,198

Net earnings/average equity	11.5%	3.2%	5.1%	15.7%	6.7%
Earnings before taxes/sales	5.0%	1.4%	2.0%	5.9%	2.7%
Net earnings/sales	3.2%	0.9%	1.5%	3.8%	1.5%
Long-term debt/equity (d)	62.6%	64.0%	25.5%	62.1%	67.9%
Total debt/equity ratio	1.2:1	1.1:1	1.1:1	1.2:1	1.4:1
Current ratio	3.7:1	4.6:1	2.1:1	4.0:1	3.1:1

Total stockholders’ equity per equivalent common share (e)	$32.83	$29.15	$28.96	$27.43	$23.13
Stockholders’ equity per common share	33.62	29.81	29.61	28.37	28.10
Class A Global Market System
closing price range	33.63-21.42	29.73-18.34	32.68-22.02	33.49-21.44	23.95-15.51
Class B Global Market System
closing price range	33.40-21.41	29.70-19.20	32.99-22.30	33.17-20.86	24.00-16.61
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	9.2	28.7	20.5	7.4	13.5

(a) The fiscal 2013 financial results include two and one-half months of operating activity related to the Sunnyside acquisition.
(b) The fiscal 2011 financial results include eight months of operating activity related to the Lebanon acquisition.
(c) The effect of using the LIFO inventory valuation method in fiscal 2013 was to increase operating earnings by $4.5 million and net earnings by $2.7 million or $0.24 per share ($0.24 diluted). The effect of using the LIFO inventory valuation method in fiscal 2012 was to reduce operating earnings by $47.3 million and net earnings by $30.8 million or
$2.53 per share ($2.52 diluted). The effect of using the LIFO inventory valuation method in fiscal 2011 was to increase operating earnings by $7.9 million and net earnings by $5.1 million or $0.42 per share ($0.42 diluted).
The effect of using the LIFO inventory valuation method in fiscal 2010 was to reduce operating earnings by $11.2 million and net earnings by $7.3 million or $0.61 per share ($0.60 diluted). The effect of using the LIFO inventory valuation method in fiscal 2009 was to reduce operating earnings by $58.3 million and net earnings by $37.9 million or $3.12 per share ($3.09 diluted).
(d) The long-term debt to equity percentage for fiscal 2013, 2012, 2010, and 2009 includes the Revolving Credit Facility as discussed in Note 5, Long-Term Debt. For the year 2011, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to fiscal 2013, 2012, 2010 and 2009, the 2011 percentage would be 63.8%.
(e) Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into. See Note 8 of the Notes to Consolidated Financial Statements for conversion details.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods believes it is one of the world’s leading producers and distributors of canned vegetables. Canned vegetables are sold nationwide in all channels serving retail markets and to certain export markets, the food service industry, and other food processors including General Mills Operation, LLC (GMOL) under an Alliance Agreement. During 2013, canned vegetables represented 68% of the Company’s sales. The Company maintains a number one share in the private label, food service and export canned vegetable markets and a number three position in the branded canned vegetable market. In addition, the Company is the supplier of frozen fruit and vegetable products, principally to private label retail, GMOL, and the food service industry, and fruit and snack chip products, principally serving retail markets and other food processors.

During 2013, the Company acquired 100% of the membership interest in Independent Foods, LLC. which is a processor of canned fruit products. In 2013, canned fruit products represented 19% of the Company’s sales.

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

Restructuring

During 2013, the Company implemented a product rationalization program and recorded a restructuring charge of $3,497,000 for related equipment costs, lease impairment costs (net of realizable value), and certain inventory costs.

During 2012 there were no material adjustments to Plant Restructuring.

During fiscal 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 primarily for severance costs.  This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.  Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs.  GMOL's portion of these restructuring costs were paid to the Company during 2011.  The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future.  As of March 31, 2013, this deferral totaled $4,154,000 comprised of $1,211,000 included in other accrued expenses and $2,943,000 included in other long-term liabilities on the Consolidated Balance Sheets.

Divestitures, Other Charges and Credits

During 2013, a gain of $1,971,000 was recorded as a result of the estimated fair market value of the net assets acquired exceeding the purchase price of Sunnyside (see Note 2, Acquisitions).  The Company also recorded a gain of $252,000 from the sale of property located in Cambria, Wisconsin and a net loss of $252,000 on the disposal of certain fixed assets.

During 2012, the Company recorded a gain of $665,000 from the sale of property located in LeSueur, Minnesota and a net gain of $149,000 from the sale of other property which are included in Other Operating (Income) Expense in the Consolidated Statements of Net Earnings.

During 2011, the Company recorded a gain of $736,000 as a result of the estimated fair market value of the net assets acquired exceeding the purchase price of Lebanon (see Note 2, Acquisitions).  The Company also recorded a gain from the reversal of an environmental reserve of $250,000, a gain of $249,000 from the sale of certain fixed assets and a loss of $391,000 from the disposal of certain other fixed assets.  These items are included in Other Operating (Income) Expense in the Consolidated Statements of Net Earnings.

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

Revolving Credit Facility

The Company completed the closing of a new five year revolving credit facility (“Revolver”) on July 20, 2011.  During 2013, the Company executed $50 million of the $200 million accordion feature of the Revolver to expand available borrowings under the Revolver from $250 million to $300 million from April through July and $350 million to $400 million from August through March. The Revolver balance as of March 31, 2013 was $188 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to its five year term. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver.  The Revolver is secured by the Company’s accounts receivable and inventory and contains financial covenants and borrowing base requirements.  The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company processes. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

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

The seasonality of the Company’s business is illustrated by the following table:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2013:
Net sales	$231,051	$317,593	$452,731	$274,922
Gross margin	29,075	40,905	44,991	26,341
Net earnings	8,191	14,521	14,790	3,911
Inventories (at quarter end)	458,368	726,898	527,606	479,730
Revolver outstanding (at quarter end)	100,000	233,000	185,860	188,000

Year ended March 31, 2012:
Net sales	$257,836	$282,689	$446,891	$270,389
Gross margin	5,856	21,353	50,037	15,573
Net earnings (loss)	(7,975)	2,883	18,530	(2,182)
Inventories (at quarter end)	431,862	733,143	537,863	432,433
Revolver outstanding (at quarter end)	115,460	237,413	206,346	144,149

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

The maximum level of short-term borrowings during 2013 was affected by the acquisition of Independent Foods, LLC, which took place in January 2013.  Details of this acquisition are outlined in Note 2 of the Notes to Consolidated Financial Statements. During 2012, the maximum level of short-term borrowings was affected by the $10.0 million loan to a third party borrower, which took place in August 2011. Details of the advance are outlined in Note 3 of the Notes to Consolidated Financial Statements..

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowings during 2013 and 2012:

	Fourth Quarter		Year Ended
	2013	2012	2013	2012
	(In thousands)
Reported end of period:
Revolver outstanding	$188,000	$144,149	$188,000	$144,149
Weighted average interest rate	1.70%	1.69%	1.70%	1.69%
Reported during period:
Maximum Revolver	$236,000	$240,000	$258,000	$268,363
Average Revolver outstanding	$211,970	$195,779	$166,198	$171,730
Weighted average interest rate	1.54%	1.67%	1.54%	1.62%

Long-Term Debt

The Company has a $38.1 million secured note payable to John Hancock Life Insurance Company, with an 8.03% interest rate, that is payable in installments through 2014.  There is a $36.7 million principal payment due on this note August 1, 2013. The Company will evaluate its alternatives concerning this payment. In addition, the Company has two mortgages outstanding totaling $21.1 million, and four industrial revenue bonds ("IRBs"), totaling $22.6 million. As discussed in Note 5, Long-Term Debt, the Company classified its Revolver balance as long-term debt at March 31, 2013 due to its five year term. The Company did not issue any significant long-term debt in 2013 or 2012, other than the Revolver. In 2013, the Company reached an agreement to extend the term of its $5,060,000 Wayne County Industrial Revenue Development Bonds, included in the IRBs, from June 1, 2012 to June 1, 2017.

As of March 31, 2013, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2013 Revolver balance of $188.0 million is presented as being due in fiscal 2017, based upon the Revolver’s July 20, 2016 maturity date.

2014	$40,170
2015	2,175
2016	2,332
2017	190,466
2018	7,699
Thereafter	27,344
Total	$270,186

Restrictive Covenants

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on and redeem the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require it to meet certain financial covenants, including minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the fixed charge coverage ratio within the Master Reimbursement Agreement with General Electric Commercial Finance. In connection with the Company’s decision to adopt the last-in, first-out (“LIFO”) method of inventory accounting, effective December 30, 2007, the Company executed amendments to its previous debt agreements and incorporated them into the current debt agreement, which enable the Company to compute its financial covenants as if the Company were on the first-in, first-out (“FIFO”) method of inventory accounting. On March 22, 2013, the Company obtained an amendment to the General Electric Commercial Finance Master Reimbursement Agreement. This amendment excludes the stock repurchase on August 30, 2012 from the March 31, 2013 and the June 29, 2013 fixed charge coverage ratio covenant. The Company was in compliance with all such financial covenants as of March 31, 2013.

Capital Expenditures

Capital expenditures in 2013 totaled $16.4 million and included $3.3 million to complete a warehouse expansion in Ripon, Wisconsin started in 2012 and $0.5 million to complete a dock expansion project in Lebanon, Pennsylvania started in 2012, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2012 totaled $27.4 million and included $4.0 million towards the completion of a warehouse project in Ripon, Wisconsin, $2.2 million to complete a warehouse expansion in Cumberland, Wisconsin, $1.7 million towards a dock expansion in Lebanon, Pennsylvania, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2011 totaled $19.5 million and included $3.4 million towards the completion of a warehouse project in Cumberland, Wisconsin, $1.6 million to complete a warehouse project in Princeville, Illinois started in 2010, $0.9 million for a bean expansion project in Geneva, New York, equipment replacements and other improvements, and cost saving projects.

Accounts Receivable

In 2013, accounts receivable increased by $5.8 million or 7.6% versus 2012, due to the Sunnyside acquisition, partially offset by decreased sales volume in the fourth quarter of 2013 compared to 2012 excluding Sunnyside. In 2012, accounts receivable decreased by $1.4 million or 1.8% versus 2011, due to lower deduction balances in the current year than the prior year.

Loan Receivable

During 2012, the Company signed a letter of intent to acquire one of its competitors in the canned and frozen vegetable industry.  During the due diligence process, the Company invested $10.0 million in the selling company's revolving loan facility, in order to facilitate the exit of several existing lenders.  Although the Company ultimately decided not to proceed with the transaction, the Company continued to have this investment, which was recorded as a loan receivable on its balance sheet at March 31, 2012. The loan receivable was paid off, including interest, during 2013.

Inventories

In 2013, inventories increased by $47.3 million primarily reflecting the effect of higher finished goods quantities, the Sunnyside acquisition and higher work in process quantities. The LIFO reserve balance was $133.0 million at March 31, 2013 versus $137.2 million at the prior year end.

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

Critical Accounting Policies

During the year ended March 31, 2013, the Company sold for cash, on a bill and hold basis, $151.2 million of Green Giant finished goods inventory to GMOL. As of March 31, 2013, $75.7 million of this product, included in 2013 sales, remained unshipped. At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

8

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

Obligations and Commitments

As of March 31, 2013, the Company was obligated to make cash payments in connection with its debt, operating leases, and purchase commitments. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

	Contractual Obligations
	March 31, 2013

				2019
	2014	2015-16	2017-18	and beyond	Total

Long-term debt	$40,170	$4,507	$198,165	$27,344	$270,186
Interest	5,726	8,210	3,127	3,527	20,590
Operating lease obligations	32,814	56,865	41,244	36,774	167,697
Purchase commitments	259,664	—	—	—	259,664
Total	$338,374	$69,582	$242,536	$67,645	$718,137

In addition, the Company's defined benefit plan has an unfunded pension liability of $28.5 million which is subject to certain actuarial assumptions.  The unfunded status increased by $4.7 million during 2013 reflecting the current unfunded liability based on the projected benefit obligation, which increased from $140.6 million to $163.5 million, largely due to a reduction in the discount rate from 5.10% to 4.70% and actual fair value of plan assets as of March 31, 2013, net of a $3.0 million contribution to the Plan during 2013. This unfunded status increase was recognized via an increase in the projected benefit obligation due in part to the discount rate reduction discussed above partially offset by the actual gain on  plan assets and the decrease in accumulated other comprehensive income of $0.7 million after the income tax benefit of $0.4 million. Plan assets increased from $116.8 million as of March 31, 2012 to $135.0 million as of March 31, 2013 due to a continued recovery in market conditions and the $3.0 million contribution by the Company.

During 2013, the Company entered into new operating leases of approximately $50.3 million, based on the if-purchased value, which was primarily agricultural and processing equipment.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2013 season.

Due to uncertainties related to FASB Accounting Standards Codification (“ASC”) 740, Income Taxes, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2013, the Company had $10.6 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2013, the Company’s cash and cash equivalents increased by $4.7 million, which is due to the net impact of $31.0 million provided by operating activities, $11.0 million used in investing activities, and $15.3 million used in financing activities.

Operating Activities

Cash provided by operating activities decreased to $31.0 million in 2013 from $41.9 million in 2012. The decrease is primarily attributable to increased other current assets (mostly lease deposits) and increased inventory, exclusive of LIFO partially offset by an increase in net earnings in 2013 versus 2012. The 2013 LIFO credit of $4.2 million resulted in a reduction in the tax payment deferral of $1.5 million.

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

Investing Activities

Cash used in investing activities was $11.0 million for 2013, principally reflecting capital expenditures and the Sunnyside acquisition partially offset by the collection of the loan receivable. Capital expenditures aggregated $16.4 million in 2013 versus $27.4 million in 2012. The decrease was primarily attributable to fewer large projects in 2013. There were two major projects in 2013 as follows: 1) $3.3 million to complete a warehouse expansion in Ripon, Wisconsin started in 2012, and 2) $0.5 million to complete a dock expansion project in Lebanon, Pennsylvania started in 2012.

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

Financing Activities

Cash used by financing activities was $15.3 million in 2013.  The Company purchased $29.8 million of treasury stock during 2013 versus $1.2 million purchased in 2012.  This was offset by net proceeds on the Revolver of $14.2 million..

Cash used by financing activities was $0.8 million in 2012.  The Company purchased $1.2 million of treasury stock during 2012 while there were no comparable purchases in 2011.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Classes of similar products/services:	2013	2012	2011
	(In thousands)
Net Sales:
GMOL *	$165,684	$166,231	$191,526
Canned vegetables	746,892	743,123	688,303
Frozen *	84,935	96,870	86,904
Fruit	245,596	220,184	194,671
Snack	11,357	11,730	10,604
Other	21,833	19,667	17,577
Total	$1,276,297	$1,257,805	$1,189,585

* GMOL includes frozen vegetable sales exclusively for GMOL.

Fiscal 2013 versus Fiscal 2012

Net sales for 2013 increased $18.5 million, from $1,257.8 million to $1,276.3 million. The increase primarily reflects a $25.4 million increase in fruit sales in part due to the Sunnyside acquisition, a $3.8 million increase in canned vegetables sales, and a $2.2 million increase in other sales, partially offset by a $11.9 million decrease in frozen sales and a $0.5 million decrease in GMOL sales. The increase in sales is attributable to increased selling prices/improved sales mix of $34.3 million partially offset by a sales volume reduction of $15.8 million. The increased selling prices/improved sales mix is primarily due to canned vegetable and canned fruit.

Cost of product sold as a percentage of sales decreased from 92.6% in 2012 to 88.9% in 2013 primarily as a result of a $51.6 million LIFO charge decrease in 2013 versus 2012, due to lower commodity costs, partially offset by somewhat lower selling prices in 2013 versus 2012.

Selling, general and administrative expense was unchanged in 2013 at 5.4% of sales from 2012.

Plant restructuring costs, which are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, increased from near zero in 2012 to $3.5 million in 2013.  This was due to the product rationalization costs incurred in 2013.

Interest expense, net, decreased from $8.1 million in 2012 to $7.5 million in 2013 due to the continuing pay down of higher cost debt in 2013 and lower average Revolver borrowings in 2013 versus 2012.

Other operating income in 2013 consisted of a gain of $2.0 million as a result of the estimated fair market value of the assets acquired exceeding the purchase price of Sunnyside.

As a result of the aforementioned factors, pre-tax earnings increased from $17.5 million in 2012 to $63.4 million in 2013. The effective tax rate was 34.7% in 2013 and 35.8% in 2012.

Fiscal 2012 versus Fiscal 2011

Net sales for 2012 increased $68.2 million, from $1,189.6 million to $1,257.8 million. The increase primarily reflects a $54.0 million increase in canned vegetable sales, a $25.4 million increase in fruit sales, and a $10.0 million increase in frozen sales and a full year of Lebanon frozen sales, partially offset by a $25.3 million decrease in GMOL sales. The increase in sales is attributable to increased selling prices/improved sales mix of $133.3 million partially offset by a sales volume reduction of $66.1 million. The increased selling prices/improved sales mix is primarily due to canned vegetable and canned fruit.

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

Other operating income in 2012 included of a gain of $0.7 million from the sale of property located in LeSueur, Minnesota and a gain of $0.1 million from the sale of other property.

As a result of the aforementioned factors, pre-tax earnings decreased from $23.5 million in 2011 to $17.5 million in 2012. The effective tax rate was 35.8% in 2012 and 24.7% in 2011. The increase in the 2012 effective tax rate is primarily due to the settlement of an IRS audit for the 2006, 2007 and 2008 tax years in 2011 which created tax benefits from settlements of $3.8 million.

Recently Issued Accounting Standards

In October 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2012-04, “Technical Corrections and Improvements” in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012 (fiscal 2014 for the Company). The adoption of ASU 2012-04 is not expected to have a material impact on the Company’s financial position or results of operations.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $14.1 million in cash equivalents as of March 31, 2013. As a result of its regular borrowing activities, the Company’s operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable. Long-term debt bears interest at fixed and variable rates. With $188.8 million in average variable-rate debt during fiscal 2013, a 1% change in interest rates would have had a $1.9 million effect on interest expense. The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2013.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2013
(In thousands)

	P A Y M E N T S B Y Y E A R
							Total/	Estimated
							Weighted	Fair
	2014	2015	2016	2017	2018	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$40,170	$2,175	$2,332	$2,466	$2,639	$9,774	$59,556	$62,937
Average interest rate	7.46%	6.94%	6.96%	6.99%	7.03%	7.27%	7.26%
Variable-rate L/T debt:
Principal cash flows	$-	$-	$-	$188,000	$5,060	$17,570	$210,630	$210,630
Average interest rate	-%	-%	-%	1.70%	3.29%	3.29%	1.73%
Average Revolver debt:
Principal cash flows							$166,198	$166,198
Average interest rate							1.54%
Short-term investments:
Average balance							$5,523	$5,523
Average interest rate							0.17%

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company’s business, are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company’s production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $260.0 million in produce costs expected during 2014, a 1% change would have a $2.6 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.1 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

Years ended March 31,	2013	2012	2011

Net sales	$1,276,297	$1,257,805	$1,189,585

Costs and expenses:
Cost of products sold	1,134,985	1,164,986	1,096,360
Selling, general, and administrative expense	68,852	67,971	60,421
Other operating (income) expense, net	(1,971)	(814)	(844)
Plant restructuring	3,497	39	1,354
Total costs and expenses	1,205,363	1,232,182	1,157,291

Operating income	70,934	25,623	32,294
Interest expense, net of interest income of
$179, $707, and $1, respectively	7,486	8,102	8,827

Earnings before income taxes	63,448	17,521	23,467
Income taxes	22,035	6,265	5,796
Net earnings	$41,413	$11,256	$17,671

Basic earnings per common share	$3.59	$0.93	$1.45

Diluted earnings per common share	$3.57	$0.92	$1.45

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2013	2012	2011

Comprehensive income (loss):
Net earnings	$41,413	$11,256	$17,671
Change in pension and postretirement benefits
(net of income tax of $493, $5,970, and $671, respectively)	771	(9,338)	1,049

Total	$42,184	$1,918	$18,720

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2013	2012

Assets
Current Assets:
Cash and cash equivalents	$14,104	$9,420
Accounts receivable, less allowance for doubtful accounts
of $201 and $206, respectively	82,933	77,105
Loan receivable	-	10,000
Inventories:
Finished products	351,231	307,912
In process	10,032	16,083
Raw materials and supplies	118,467	108,438
	479,730	432,433
Deferred income taxes, net	9,400	8,637
Refundable income taxes	-	316
Other current assets	25,299	5,339
Total Current Assets	611,466	543,250
Deferred income tax asset, net	2,097	403
Other assets	1,179	1,558
Property, Plant, and Equipment:
Land	19,639	18,628
Buildings & improvements	178,847	164,439
Equipment	337,365	339,112
	535,851	522,179
Less accumulated depreciation and amortization	347,444	329,354
Net Property, Plant, and Equipment	188,407	192,825
Total Assets	$803,149	$738,036

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$72,128	$61,074
Accrued vacation	10,877	10,506
Accrued payroll	7,537	7,793
Other accrued expenses	29,755	31,459
Current portion of long-term debt	40,170	7,336
Income taxes	4,100	-
Total Current Liabilities	164,567	118,168
Long-term debt, less current portion	230,016	226,873
Other liabilities	41,400	38,322
Total Liabilities	435,983	383,363
Commitments and contingencies
Stockholders’ Equity:
Preferred stock	5,422	6,268
Common stock	2,955	2,938
Additional paid-in capital	93,069	92,139
Treasury stock, at cost	(31,204)	(1,435)
Accumulated other comprehensive loss	(22,548)	(23,319)
Retained earnings	319,472	278,082
Total Stockholders’ Equity	367,166	354,673
Total Liabilities and Stockholders’ Equity	$803,149	$738,036

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2013	2012	2011

Cash flows from operating activities:
Net earnings	$41,413	$11,256	$17,671
Adjustments to reconcile net earnings to
net cash provided by operations:
Depreciation and amortization	23,251	22,691	22,581
Deferred income tax (benefit) expense	(2,950)	1,368	1,717
(Gain) loss on the sale of assets	-	(814)	142
Impairment provision	1,216	-	-
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	(208)	1,431	(1,661)
Inventories	(20,134)	22,803	1,519
Other current assets	(16,238)	4,929	(7,117)
Accounts payable, accrued expenses,
and other liabilities	210	(20,977)	(12,369)
Income taxes	4,416	(805)	(5,519)
Net cash provided by operating activities	30,976	41,882	16,964

Cash flows from investing activities:
Additions to property, plant, and equipment	(16,371)	(27,425)	(19,473)
Collection (issuance) of loan receivable	10,000	(10,000)	-
Cash paid for acquisitions (net of cash acquired)	(5,016)	-	(20,348)
Proceeds from the sale of assets	370	1,042	1,245
Net cash used in investing activities	(11,017)	(36,383)	(38,576)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	558,288	417,356	343,755
Payments of long-term debt	(544,047)	(415,766)	(325,416)
Borrowings on notes payable	-	-	168
Change in other assets	276	(1,230)	469
Purchase treasury stock	(29,769)	(1,178)	-
Preferred dividends paid	(23)	(23)	(23)
Net cash (used in) provided by financing activities	(15,275)	(841)	18,953

Net increase (decrease) in cash and cash equivalents	4,684	4,658	(2,659)
Cash and cash equivalents, beginning of year	9,420	4,762	7,421
Cash and cash equivalents, end of year	$14,104	$9,420	$4,762

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$7,305	$7,570	$8,395
Income taxes	20,352	5,455	14,275

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2010	$31,325	$3,861	$65,910	$(257)	$(15,030)	$249,201
Net earnings	-	-	-	-	-	17,671
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	125	-	-	-
Preferred stock conversion	(25,000)	257	24,743	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $671)	-	-	-	-	1,049	-
Balance March 31, 2011	6,325	4,118	90,778	(257)	(13,981)	266,849
Net earnings	-	-	-	-	-	11,256
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	124	-	-	-
Common stock stated value adjustment	-	(1,181)	1,181	-	-	-
Purchase treasury stock	-	-	-	(1,178)	-	-
Preferred stock conversion	(57)	1	56	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $5,970)	-	-	-	-	(9,338)	-
Balance March 31, 2012	6,268	2,938	92,139	(1,435)	(23,319)	278,082
Net earnings	-	-	-	-	-	41,413
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	72	-	-	-
Stock issued for profit sharing plan	-	-	29	-	-	-
Purchase treasury stock	-	-	-	(29,769)	-	-
Preferred stock conversion	(846)	17	829	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $493)	-	-	-	-	771	-
Balance March 31, 2013	$5,422	$2,955	$93,069	$(31,204)	$(22,548)	$319,472

	Preferred Stock				Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2013	200,000	1,400,000	91,962	262,790	20,000,000	10,000,000
Shares outstanding:
March 31, 2011	200,000	807,240	102,047	313,304	9,607,809	2,127,822
March 31, 2012	200,000	807,240	97,870	312,790	9,591,677	2,097,312
March 31, 2013	200,000	807,240	91,962	262,790	8,705,243	2,055,424
Stock amount	$50	$202	$1,097	$4,073	$2,441	$514

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation and subsidiaries (the “Company”) conducts its business almost entirely in food processing, operating 24 plants and 30 warehouses in eight states. The Company markets private label and branded processed foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the parent company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice but hold the goods (“Bill and Hold”) for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the years ended March 31, 2013 and 2012, the Company sold for cash, on a bill and hold basis, $151.2 million and $151.0 million, respectively, of Green Giant finished goods inventory to General Mills Operations, LLC (“GMOL”). At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment. As of March 31, 2013, $75.7 million of 2013 product remained unshipped.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total sales. GMOL sales represented 13%, 13% and 16% of net sales in 2013, 2012 and 2011, respectively. The top ten customers represented approximately 47%, 49% and 49% of net sales for 2013, 2012 and 2011, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Cash and Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents.

Fair Value of Financial Instruments — The fair values of cash and cash equivalents (Level 1), accounts receivable, loan receivable, short-term debt and accounts payable approximate cost because of the immediate or short-term maturity of these financial instruments. See Note 10, Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

The three-tier value hierarchy is utilized to prioritize the inputs used in measuring fair value.  The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobserved inputs (Level 3).  The three levels are defined as follows:

•	Level 1- Quoted prices for identical instruments in active markets.

•
Level 2- Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

•	Level 3- Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2013, there were $1.1 million of deferred financing costs included in other assets on the Consolidated Balance Sheets.

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

Advertising Costs — Advertising costs are expensed as incurred.  Advertising costs charged to operations were $1.4 million and $3.2 million in 2013 and 2012, respectively.

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

Notes to Consolidated Financial Statements

Years ended March 31,	2013	2012	2011
	(In thousands, except per share amounts)
Basic
Net earnings	$41,413	$11,256	$17,671
Deduct preferred stock dividends	23	23	23
Undistributed earnings	41,390	11,233	17,648
Earnings attributable to participating
preferred	1,406	382	851
Earnings attributable to common
shareholders	$39,984	$10,851	$16,797
Weighted average common shares
outstanding	11,147	11,727	11,564
Basic earnings per common share	$3.59	$0.93	$1.45
Diluted
Earnings attributable to common
shareholders	$39,984	$10,851	$16,797
Add dividends on convertible
preferred stock	20	20	20
Earnings attributable to common
stock on a diluted basis	$40,004	$10,871	$16,817
Weighted average common shares
outstanding-basic	11,147	11,727	11,564
Additional shares to be issued related to
the equity compensation plan	5	5	5
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	11,219	11,799	11,636
Diluted earnings per share	$3.57	$0.92	$1.45

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $22,848,000, $22,226,000, and $22,000,000 in 2013, 2012, and 2011, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were $1,216,000 of impairment losses in 2013 included in Plant Restructuring  (see Plant Restructuring, note 15).  There were no significant impairment losses in 2012 or 2011.

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

Recently Issued Accounting Standards — In October 2012, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2012-04, “Technical Corrections and Improvements” in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012 (fiscal 2014 for the Company). The adoption of ASU 2012-04 is not expected to have a material impact on the Company’s financial position or results of operations.

Reclassifications — Certain previously reported amounts have been reclassified to conform to current period classification.

2. Acquisitions

On January 15, 2013, the Company completed its acquisition of 100% of the membership interest in Independent Foods, LLC ("Sunnyside").  The business, based in Sunnyside, Washington, is a processor of canned pears, apples and cherries in the United States.   The rationale for the acquisition was twofold: (1) the business is a complementary fit with the Company's existing business and (2) it provides an extension of the Company's product offerings. The purchase price totaled $5.0 million plus the assumption of certain liabilities. In conjunction with the closing, the Company paid $19.5 million of liabilities acquired.  This acquisition was financed with proceeds from the Company's revolving credit facility.  The purchase price to acquire Sunnyside was allocated based on the internally developed fair value of the assets acquired and liabilities assumed and the independent valuation of property, plant, and equipment.  The purchase price of $5.0 million has been allocated as follows (in millions):

Purchase Price (net of cash received)	$5.0

Allocated as follows:
Current assets	$32.8
Property, plant and equipment	7.4
Bargain purchase gain	(2.0)
Current liabilities	(33.2)
Total	$5.0

In 2013, the Company recorded a $2.0 million gain as a result of the estimated fair market value of the net assets acquired exceeding the purchase price for Sunnyside.  This gain is included in other operating income on the Consolidated Statements of Net Earnings.

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

In 2011, the Company recorded a $0.7 million gain as a result of the estimated fair market value of the net assets acquired exceeding the purchase price for Lebanon.  This gain is included in other operating income on the Consolidated Statements of Net Earnings.

3. Loan Receivable

The Company acquired $10.0 million of the lending commitments (the "Loan Commitment") made by various lenders under the Third Amended and Restated Credit Agreement dated July 29, 2011 by and among the Borrower ("Borrower"), Bank of America, N.A. as administrative agent and letter of credit issuer, and various other lenders (the "Borrower  Credit Facility"), and thus became a co-lender under the Borrower Credit Facility.  Upon the closing of such transaction, the Company advanced a total of $10.0 million to fund (i) the Company's then current portion of total advances made to borrower under the Borrower Credit Facility and (ii) the balance of the Company's $10.0 million Loan Commitment. The Company acquired the Loan Commitment in connection with negotiations between the Company and Borrower concerning the Company's possible acquisition of Borrower through a merger transaction.  The Company and the Borrower are no longer pursuing such potential acquisition.  All of the Borrower's obligations under the Borrower Credit Facility, including those owing to the Company, were due to mature on March 30, 2012.  In April 2012, the Company received a partial repayment or $3.7 million.  In June 2012, the Company received the remaining $6.3 million due plus interest accrued and the Company has no further obligations with respect to the Loan Commitment.

Notes to Consolidated Financial Statements

4.  Line of Credit

The Company completed the closing of a new five year revolving credit facility (“Revolver”) on July 20, 2011. During 2013, the Company executed $50 million of the $200 million accordion feature of the Revolver to expand available borrowings under the Revolver from $250 million to $300 million from April through July and $350 million to $400 million from August through March. The maturity date for the Revolver is July 20, 2016. As of March 31, 2013, the outstanding balance of the Revolver was $188,000,000, with a weighted average interest rate of 1.70%, and is included in the Long-Term Debt on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $562,864,000.  The Company had $10,553,000 and $10,303,000 of outstanding standby letters of credit as of March 31, 2013 and 2012, respectively, which reduces borrowing availability under the Revolver. See Note 5, Long-Term Debt, for additional comments related to the Revolver.

5. Long-Term Debt

	2013	2012
	(In thousands)
Revolving credit facility,
1.70% and 1.69%, due through 2017	$188,000	$144,149
Secured note payable to insurance company,
8.03%, due through 2014	38,138	43,452
Secured Industrial Revenue Development Bonds,
3.29%, and 3.38%, due through 2029	22,630	22,630
Secured promissory note,
6.98%, due through 2022	16,753	18,096
Secured promissory note,
6.35%, due through 2020	4,303	4,840
Secured Industrial Revenue Development Bond,
8.10%, paid in 2013	-	661
Other	362	381
	270,186	234,209
Less current portion	40,170	7,336
	$230,016	$226,873

See Note 4, Line of Credit, for discussion of the Revolver.

The Company’s debt agreements, including the Revolver, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), minimum fixed charge coverage, minimum interest coverage and maximum total debt ratios. The Revolver also contains borrowing base requirements related to accounts receivable and inventory. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the fixed charge coverage ratio within the Master Reimbursement Agreement with General Electric Commercial Finance, which relates to the Secured Industrial Revenue Development Bonds. In connection with the Company’s decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. On March 22, 2013, the Company obtained an amendment to the General Electric Commercial Finance Master Reimbursement Agreement. This amendment excludes the stock repurchase on August 30, 2012 from the March 31, 2013 and the June 29, 2013 fixed charge coverage ratio covenant.  The Company was in compliance with all such financial covenants as of March 31, 2013.

The Company's debt agreements limit the payment of dividends and other distributions.  There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

The Company has four outstanding Industrial Revenue Development Bonds (“IRBs”), totaling $22,630,000 that are secured by direct pay letters of credit. The interest rates shown for these IRBs in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRBs.  A Master Reimbursement Agreement with General Electric Commercial Finance, which provides for the direct pay letters of credit, expires in July 2016.  In 2013, the Company reached an agreement to extend the term of its $5,060,000 Wayne County Industrial Revenue Development Bonds included in the IRBs from June 1, 2012 to June 1, 2017.

The carrying value of assets pledged for secured debt, including the Revolver, is $688,358,000.

Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2014	$40,170
2015	2,175
2016	2,332
2017	190,466
2018	7,699
Thereafter	27,344
Total	$270,186

6. Leases

The Company had no capital leases as of March 31, 2013 and 2012. The Company has operating leases expiring at various dates through 2031. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2013 (in thousands):

Years ending March 31:
2014	$32,814
2015	30,306
2016	26,559
2017	22,603
2018	18,641
2019-2031	36,774
Total minimum payment required	$167,697

Lease expense in fiscal 2013, 2012 and 2011 was $38,129,000, $38,253,000 and $37,781,000, respectively.

Notes to Consolidated Financial Statements

7. Income Taxes

The Company files a consolidated federal income tax return. The provision for income taxes is as follows:

	2013	2012	2011
	(In thousands)
Current:
Federal	$21,356	$4,193	$2,854
State	3,629	704	1,225
	24,985	4,897	4,079
Deferred:
Federal	(2,770)	1,430	1,791
State	(180)	(62)	(74)
	(2,950)	1,368	1,717
Total income taxes	$22,035	$6,265	$5,796

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2013	2012	2011
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of federal tax benefit)	3.8	4.5	3.9
State tax credits	(0.8)	(2.8)	(2.1)
Research and development credit	(0.2)	(0.6)	(0.6)
Manufacturer’s deduction	(3.4)	(5.1)	(3.7)
Addition to (reversal of) uncertain tax positions	0.2	0.4	(7.3)
IRS audit adjustment	-	-	1.5
Other permanent differences not (taxable) deductible	0.1	0.7	(0.1)
Tax effect of pension contribution	-	2.2	-
Other	-	1.5	(1.9)
Effective income tax rate	34.7%	35.8%	24.7%

The lower 2011 effective tax rate was primarily due to a reversal of uncertain tax positions in 2011 mostly due to the settlement of an Internal Revenue Service ("IRS") audit that year discussed below.

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2013	2012
	(In thousands)
Deferred income tax assets:
Future tax credits	$2,808	$3,251
Inventory valuation	2,893	1,408
Employee benefits	2,742	2,816
Insurance	3,422	3,812
Other comprehensive loss	14,416	14,867
Interest	118	80
Deferred gain on sale/leaseback	54	82
Prepaid revenue	1,619	2,348
Other	232	520
Severance	237	196
	28,541	29,380
Deferred income tax liabilities:
Property basis and depreciation difference	13,274	14,151
Pension	3,012	5,283
	16,286	19,434
Valuation allowance - non-current	758	906
Net deferred income tax asset	$11,497	$9,040

Net current deferred income tax assets of $9,400,000 and $8,637,000 as of March 31, 2013 and 2012, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax assets of $2,097,000 as of March 31, 2013 and net non-current deferred income tax liabilities of $403,000 as of March 31, 2012.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement.  The change in the liability for the years ended March 31, 2013 and 2012 consists of the following:

	2013	2012
	(In thousands)
Beginning balance	$2,350	$2,174

Tax positions related to current year:
Additions	176	207

Tax positions related to prior years:
Additions	70	133
Reductions	(45)	(27)
Settlements	(81)	(137)
Balance as of March 31,	$2,470	$2,350

Included in the balances at March 31, 2013 and 2012 are $1,851,000 and $1,778,000, respectively, of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2013 and 2012, the Company recognized an approximate $58,000 decrease and $18,000 decrease, respectively, in interest and penalties. As of March 31, 2013 and 2012, the Company had approximately $184,000 and $126,000, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

The Company files income tax returns in the U.S. federal jurisdiction and various states.

During the years ended March 31, 2011 and 2010, the Company was audited by the IRS for tax years 2006, 2007 and 2008 as well as by one state taxing authority for the 2006, 2007 and 2008 fiscal years. The Company reached a settlement with the IRS for the 2006-2008 fiscal years during the year ended March 31, 2011. As a result, the Company was able to record the tax benefits of those settlements as reductions to the uncertain tax positions liability amounting to $3,767,000 for the year ended March 31, 2011.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2013 with a state taxing authority that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The Company has State tax credit carryforwards amounting to $1,202,000 (California, net of Federal impact) and $848,000 (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2022 (Wisconsin), and no expiration (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2013, the Company has recorded a valuation allowance amounting to $758,000, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

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

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2013, 2012 or 2011. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2013, the Company has an aggregate of 6,445,248 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and has 91,962 shares outstanding as of March 31, 2013 after conversions of 5,908 shares into Class A common Stock during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 262,790 shares outstanding as of March 31, 2013 after conversion of 50,000 shares into Class A common Stock during the year. The Convertible Participating Preferred Stock, Series 2006 was issued as partial consideration of the purchase price in the Signature acquisition. The 1,025,220 shares issued in that acquisition were valued at $24.385 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible.  All 1,025,220 shares were converted into Class A Common Stock in May 2010.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2013 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2013 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2013 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,181 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2013, 2012 and 2011.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2013, there were 1,330 shares, or $29,000 of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2013 and 2012. Additionally, there were 354,752 and 410,660 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2013 and 2012, respectively.

Treasury Stock — During 2013, the Company repurchased $3,780,000 or 129,989 shares of its Class A Common Stock and $59,000 or 2,458 shares of its Class B Common Stock. As of March 31, 2013, there is a total of $5,274,000 or 197,280 shares of repurchased stock.  These shares are not considered outstanding.  In addition, on August 30, 2012 the Company repurchased 864,334 shares of Class A Common Stock in a Board approved transaction outside of the Company's share repurchase program for $25,930,000.  All shares were repurchased as Treasury Stock and are not considered outstanding.

9. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2013 and a statement of the unfunded status as of March 31, 2013 and 2012:

	2013	2012
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$140,570	$118,821
Service cost	6,988	5,424
Interest cost	7,265	6,837
Actuarial loss	13,828	14,220
Benefit payments and expenses	(5,120)	(4,732)
Benefit obligation at end of year	$163,531	$140,570

Change in Plan Assets

Fair value of plan assets at beginning of year	$116,798	$100,101
Actual gain on plan assets	20,338	6,029
Employer contributions	3,000	15,400
Benefit payments and expenses	(5,120)	(4,732)
Fair value of plan assets at end of year	$135,016	$116,798

Unfunded Status	$(28,515)	$(23,772)

The unfunded status increased by $4.7 million during 2013 reflecting the current unfunded liability based on the projected benefit obligation, which increased from $140.6 million to $163.5 million, largely due to a reduction in the discount rate from 5.10% to 4.70%. This unfunded status increase was recognized via an increase in the projected benefit obligation due in part to the discount rate reduction discussed above partially offset by the actual gain on  plan assets and the decrease in accumulated other comprehensive income of $0.7 million after the income tax benefit of $0.4 million. Plan assets increased from $116.8 million as of March 31, 2012 to $135.0 million as of March 31, 2013 due to a continued recovery in market conditions and the $3.0 million contribution by the Company.  The unfunded liability is reflected in other liabilities in the Consolidated Balance Sheets.

	2013	2012
	(In thousands)
Amounts Included in Accumulated Other
Comprehensive Pre-Tax Loss

Net loss	$(36,622)	$(37,719)
Accumulated other comprehensive pre-tax loss	$(36,622)	$(37,719)

Notes to Consolidated Financial Statements

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2013, 2012, and 2011:

	2013	2012	2011
	(In thousands)
Service cost	$6,988	$5,424	$5,141
Interest cost	7,265	6,837	6,455
Expected return on plan assets	(8,603)	(8,140)	(7,347)
Amortization of net loss	3,190	1,350	1,497
Amortization of transition asset	-	(227)	(276)
Net periodic benefit cost	$8,840	$5,244	$5,470

The Plan’s accumulated benefit obligation was $146,240,000 at March 31, 2013, and $126,082,000 at March 31, 2012.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2013	2012

Discount rate - benefit obligation	4.70%	5.10%
Discount rate - pension expense	5.10%	5.85%
Expected return on plan assets	7.50%	8.00%
Rate of compensation increase	3.00%	3.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2014	2013	2012

Plan Assets

Equity securities	99%	99%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	1
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1 due to their public active market.

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 7.50%. The Company expects 7.50% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan’s target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time.  The Company’s gain on plan assets during 2013 was 17.4% as compared to the S&P 500 unaudited gain (including dividends) of 14.0%. Plan assets include Company common stock with a fair market value of $11,559,000 as of March 31, 2013 and $8,336,000 as of March 31, 2012.

Cash Flows

Expected contributions for fiscal year ending March 31, 2014 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	-

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2014	$5,406
2015	5,886
2016	6,170
2017	6,746
2018	7,343
2019-2022	46,842

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1,746,000, $1,422,000, and $1,572,000, in fiscal 2013, 2012, and 2011, respectively.

Multi-employer Plan

The Company contributes to the Teamsters California State Council of Cannery and Food Processing Unions, International Brotherhood of Teamsters Pension Fund (Western Conference of Teamsters Pension Plan# 91-6145047/001) ("Teamsters Plan") under the terms of a collective-bargaining agreement with some of its Modesto, California employees.  The term of the current collective bargaining agreement is June 1, 2012 through June 30, 2015.

For the fiscal years ended March 31, 2013 and March 31, 2012 contributions to the Teamsters Plan were $2,392,000 and $2,474,000, respectively. The contributions to this plan are paid monthly based upon the number of hours worked by covered employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

The risks of participating in multi-employer plans are different from single-employer plans in the following aspects: (a) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers, (b) if a participating employer stops contributing to the multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers and (c) if the Company chooses to stop participating in the plan, the Company may be required to pay a withdrawal liability based on the underfunded status of the plan.

The Teamsters Plan received a Pension Protection Act “green” zone status for the plan year ended January 1, 2013. The zone status is based on information the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the green zone are at least 80 percent funded.

Notes to Consolidated Financial Statements

10. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2013		2012
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$270,186	$273,567	$234,209	$231,416

The estimated fair value for long-term debt is determined by the quoted market prices for similar debt (comparable to the Company’s financial strength) or current rates offered to the Company for debt with the same maturities which is Level 2 from the fair value hierarchy.  Since quoted prices for identical instruments in active markets are not available (Level 1), the Company makes use of observable market based inputs to calculate fair value, which is Level 2.

11. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to increase net earnings by $2,738,000 in 2013, reduce net earnings by $30,771,000 in 2012 and increase net earnings by $5,104,000 in 2011, compared to what would have been reported using the FIFO inventory method. The increase in earnings per share was $0.24 ($0.24 diluted) in 2013, the reduction in earnings per share was $2.53 ($2.52 diluted) in 2012, and the increase in earnings per share was $0.42 ($0.42 diluted) in 2011.  During 2012, certain inventory quantities accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years.  The impact on net earnings of these liquidations was an increase of $2,899,000.  The inventories by category and the impact of implementing the LIFO method are shown in the following table:

	2013	2012	2011
	(In thousands)

Finished products	$445,278	$406,164	$390,754
In process	18,107	24,451	21,680
Raw materials and supplies	149,359	139,045	132,690
	612,744	569,660	545,124
Less excess of FIFO cost over LIFO cost	133,014	137,227	89,888
Total inventories	$479,730	$432,433	$455,236

12. Other Operating Income and Expense

Other operating income in 2013 included a gain of $1,971,000 as a result of the estimated fair market value of the net assets acquired exceeding the purchase price of Sunnyside (see Note 2, Acquisitions).  The Company also recorded a gain of $252,000 from the sale of property located in Cambria, Wisconsin and a net loss of $252,000 on the disposal of certain other  fixed assets.

Other operating income in 2012 included a gain of $665,000 from the sale of property located in LeSueur, MN and a gain of $149,000 from the sale of other property.

Other operating income in 2011 included a gain of $736,000 as a result of the estimated fair market value of the net assets acquired exceeding the purchase price of Lebanon (see Note 2, Acquisitions).  The Company also recorded a gain from the reversal of an environmental reserve of $250,000, a gain of $249,000 from the sale of certain fixed assets and a loss of $391,000 from the disposal of certain other fixed assets.

13. Segment Information

The Company manages its business on the basis of two reportable segments — the primary segment is the processing and sale of fruits and vegetables and secondarily, the processing and sale of snack products. The Company markets its product almost entirely in the United States. Export sales represented 9.8%, 9.4%, and 8.9% of total sales in 2013, 2012, and 2011, respectively. In 2013, 2012, and 2011, the sale of Green Giant vegetables accounted for 13%, 13%, and 16% of net sales, respectively. “Other” in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2013:
Net sales	$1,243,107	$11,357	$21,833	$1,276,297
Operating income	70,313	174	447	70,934
Interest expense	7,319	35	132	7,486
Income tax expense	21,831	53	151	22,035
Identifiable assets	796,336	4,038	2,775	803,149
Capital expenditures	16,125	-	246	16,371
Depreciation and amortization	22,146	404	701	23,251

2012:
Net sales	$1,226,408	$11,730	$19,667	$1,257,805
Operating income (loss)	25,955	(714)	382	25,623
Interest expense	7,929	47	126	8,102
Income tax expense (benefit)	6,398	(247)	114	6,265
Identifiable assets	730,147	4,739	3,150	738,036
Capital expenditures	25,636	22	1,767	27,425
Depreciation and amortization	21,780	475	436	22,691

2011:
Net sales	$1,161,404	$10,604	$17,577	$1,189,585
Operating income (loss)	32,641	(731)	384	32,294
Interest expense	8,643	59	125	8,827
Income tax expense (benefit)	5,895	(181)	82	5,796
Identifiable assets	736,982	5,891	1,835	744,708
Capital expenditures	18,733	740	-	19,473
Depreciation and amortization	21,632	509	440	22,581

The fruit and vegetable segment, consisting of GMOL, canned fruit and vegetables and frozen products, represented 99%, 99% and 99% of assets and 101%, 107% and 105% of pre-tax earnings in 2013, 2012 and 2011, respectively.

Classes of similar products/services:	2013	2012	2011
	(In thousands)
Net Sales:
GMOL *	$165,684	$166,231	$191,526
Canned vegetables	746,892	743,123	688,303
Frozen *	84,935	96,870	86,904
Fruit	245,596	220,184	194,671
Snack	11,357	11,730	10,604
Other	21,833	19,667	17,577
Total	$1,276,297	$1,257,805	$1,189,585

* GMOL includes frozen vegetables exclusively for GMOL.

Notes to Consolidated Financial Statements

14. Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, workers’ compensation along with other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. The Company is in a highly regulated industry and is also periodically involved in government actions for regulatory violations and other matters surrounding the manufacturing of its products, including, but not limited to, environmental, employee, and product safety issues. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

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

In June 2010, the Company received a Notice of Violation of the California Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as Proposition 65, from the Environmental Law Foundation ("ELF").  This notice was made to the California Attorney General and various other government officials, and to 49 companies including Seneca Foods Corporation whom ELF alleges manufactured, distributed or sold packaged peaches, pears, fruit cocktail and fruit juice that contain lead without providing a clear and reasonable warning to consumers.  Under California law, proper notice must be made to the State and involved firms at least 60 days before any suit under Proposition 65 may be filed by private litigants like ELF.  That 60-day period has expired and to date neither the California Attorney General nor any appropriate district attorney or city attorney has initiated an action against the Company.  However, private litigant ELF filed an action against the Company and 27 other named companies on September 28, 2011, in Superior Court of Alameda County, California, alleging violations of Proposition 65 and seeking various measures of relief, including injunctive and declaratory relief and civil penalties.  The Company, along with the other named companies, is vigorously defending itself from such claim.  A responsive answer was filed, the discovery process was completed and a trial on liability was held beginning in April of 2013 in accordance with court schedules.  The remedies portion of the case would be handled after an adverse determination of liability.   The trial was completed on May 16, 2013 and the judge will be issuing his decision thereafter.  Because the Court has not yet made any substantive rulings regarding the relevant defenses under Proposition 65 and is not expected to do so before June 2013, at the earliest, we are unable to determine the scope of the Company’s potential liabilities associated with this matter, if any.  So far, our portion of legal fees in defense of this action have been sizable, as would be expected with litigation resulting in trial, but have not had a material adverse impact on the Company’s financial position, results of operations, or cash flows. Additionally, in the ordinary course of its business, the Company is made party to certain legal proceedings seeking monetary damages, including proceedings invoking product liability claims, either directly or through indemnification obligations, and we are not able to predict the probability of the outcome or estimate of loss, if any, related to any such matter.

Notes to Consolidated Financial Statements

15. Plant Restructuring

During 2013, the Company implemented a product rationalization program and recorded a restructuring charge of $3,497,000 for related equipment costs (contra fixed assets), lease impairment costs (net of realizable value), and certain inventory costs. This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.

During 2012, there were no material adjustments to Plant Restructuring.

During fiscal 2011, the Company implemented workforce reductions at its plants in Buhl, Idaho and Mayville, Wisconsin and certain other locations that resulted in a restructuring charge of $1,354,000 primarily for severance costs.  This charge is included under Plant Restructuring in the Consolidated Statements of Net Earnings.  Under the Alliance Agreement, GMOL shares in the cost of these restructurings, plus future depreciation and lease costs.  GMOL's portion of these restructuring costs was paid to the Company during 2011.  The Company deferred a portion of this payment to match the depreciation and lease costs that will be incurred in the future.  As of March 31, 2013, this deferral totaled $4,154,000 comprised of $1,211,000 included in other accrued expenses and $2,943,000 included in other long-term liabilities on the Consolidated Balance Sheets.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2011, 2012 and 2013:

		Long-Lived
		Asset	Other
	Severance	Charges	Costs	Total
	(In thousands)

Balance March 31, 2010	$-	$250	$794	$1,044
First-quarter charge to expense	-	-	1	1
Second-quarter charge to expense	1,210	-	-	1,210
Third-quarter charge to expense	109	-	-	109
Cash payments/write offs	(889)	(250)	(283)	(1,422)
Fourth-quarter charge to expense	26	-	8	34
Balance March 31, 2011	456	-	520	976
First-quarter charge to expense	54	-	-	54
Second-quarter (credit) charge to expense	(19)	-	4	(15)
Cash payments/write offs	(454)	-	(524)	(978)
Balance March 31, 2012	37	-	-	37
Third-quarter charge to expense	-	1,107	1,403	2,510
Fourth-quarter charge to expense	-	109	878	987
Cash payments/write offs	(17)	(42)	(1,974)	(2,033)
Balance March 31, 2013	$20	$1,174	$307	$1,501

The other costs at March 31, 2013 relate to inventory that is expected to be disposed of in fiscal 2014.

16. Certain Transactions

A small percentage (less than 1% in fiscal 2013 and 2012) of vegetables supplied to the Company’s New York processing plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $1,184,000 and $872,000 pursuant to a raw vegetable grower contract in fiscal 2013 and 2012, respectively.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2013 and 2012 and the related consolidated statements of net earnings, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 23, 2013 expressed an unqualified opinion thereon.

/s/BDO USA, LLP
Milwaukee, Wisconsin

May  23, 2013

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on our assessment, management believes that, as of March 31, 2013, our internal control over financial reporting is effective based on those criteria. In conducting the Company’s evaluation of the effectiveness of its internal control over financial reporting, the Company has excluded the acquisition of Independent Foods, LLC, which was completed on January 15, 2013. The contribution from the Independent Foods, LLC acquisition represents less than 2% of consolidated revenue for the year ended March 31, 2013 and approximately 4% of consolidated assets as of March 31, 2013. Refer to Note 2, Acquisitions, to the consolidated financial statements for further discussion of the acquisition and the impact on the Company’s consolidated financial statements.

The Company’s independent registered public accountant has issued its report on the effectiveness of the Company’s internal control over financial reporting.  The report appears on the next page.

Report of Independent Registered Public Accounting Firm on
Internal Control Over Financial Reporting

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Form 10-K, Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Independent Foods, LLC, which was acquired on January 15, 2013, and which is included in the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2013, and the related consolidated statements of net earnings, stockholders’ equity, and cash flows for the year then ended. Independent Foods, LLC constituted 4% of consolidated assets as of March 31, 2013, and less than 2% of consolidated revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Independent Foods, LLC because of the timing of the acquisition which was completed on January 15, 2013. Our audit of internal control over financial reporting of Seneca Foods Corporation also did not include an evaluation of the internal control over financial reporting of Independent Foods, LLC.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2013 and 2012, and the related consolidated statements of net earnings, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended March 31, 2013 and our report dated May 23, 2013 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin

May 23, 2013

Shareholder Information and Quarterly Results

The Company’s common stock is traded on The NASDAQ Global Stock Market. The 8.7 million Class A outstanding shares and 2.1 million Class B outstanding shares are owned by 224 and 224 shareholders of record, respectively. The high and low closing prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2013		2012
Quarter	High	Low	High	Low
First	$26.90	$21.42	$29.73	$23.00
Second	30.53	22.35	25.90	19.27
Third	32.65	27.46	27.01	18.34
Fourth	33.63	29.65	29.43	22.50

Class B:	2013		2012
Quarter	High	Low	High	Low
First	$27.10	$21.41	$29.70	$22.97
Second	30.60	24.46	25.85	19.20
Third	32.50	27.40	26.35	19.30
Fourth	33.40	28.90	29.20	23.02

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company’s Common Stock compared with the NASDAQ Market Total U.S. Return Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2008, in the Company’s Class A Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the peer group are Hanover Foods Corporation, John B. Sanfilippo & Son Inc., Treehouse Foods, Inc. and Hain Celestial Group, Inc.  Ralcorp Holdings, Inc. was part of our prior peer group but was sold to Conagra Foods during the year and therefore is not longer included.

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group, and Peer Group
250
200
150
100
50
0
Dollars
2008
2009
2010
2011
2012
2013
Years
Seneca Foods
Peer Group
NASDAQ US Total Return

Shareholder Information and Quarterly Results

As of March 31, 2013, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Quarterly Results

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2013:
Net sales	$231,051	$317,593	$452,731	$274,922
Gross margin	29,075	40,905	44,991	26,341
Net earnings	8,191	14,521	14,790	3,911
Basic earnings per common share	0.68	1.23	1.32	0.35
Diluted earnings per common share	0.67	1.22	1.32	0.35

Year ended March 31, 2012:
Net sales	$257,836	$282,689	$446,891	$270,389
Gross margin	5,856	21,353	50,037	15,573
Net earnings (loss)	(7,975)	2,883	18,530	(2,182)
Basic earnings (loss) per common share	(0.66)	0.24	1.53	(0.18)
Diluted earnings (loss) per common share	(0.66)	0.24	1.52	(0.18)

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels.  Due to the dependence on the fruit and vegetable yields of the Company's food processing segment, interim costing must be estimated.