Form 10-K, Exhibit 13
period 2015-03-31
Seneca Foods Corp
filed 2015-06-09
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2015	2014	2013(a)	2012	2011(b)

Net sales	$1,286,350	$1,340,208	$1,276,297	$1,257,805	$1,189,585

Operating income before interest (c)	$19,148	$23,604	$70,934	$25,623	$32,294
Interest expense, net	5,656	6,262	7,486	8,102	8,827
Net earnings (c)	9,899	13,779	41,413	11,256	17,671

Basic earnings per common share (c)	$0.91	$1.24	$3.59	$0.93	$1.45
Diluted earnings per common share (c)	0.90	1.23	3.57	0.92	1.45

Working capital	$463,545	$452,771	$446,899	$425,082	$294,712
Inventories	472,412	451,250	479,730	432,433	455,236
Net property, plant, and equipment	185,557	183,917	188,407	192,825	188,012
Total assets	805,694	768,853	798,456	738,036	744,708
Long-term debt
less current portion	271,634	216,239	230,016	226,873	90,060
Stockholders' equity	351,730	393,632	367,166	354,673	353,832

Additions to property, plant, and equipment	$23,734	$19,448	$16,371	$27,425	$19,473

Net earnings/average equity	2.7%	3.6%	11.5%	3.2%	5.1%
Earnings before taxes/sales	1.1%	1.3%	5.0%	1.4%	2.0%
Net earnings/sales	0.8%	1.0%	3.2%	0.9%	1.5%
Long-term debt/equity (d)	77.2%	54.9%	62.6%	64.0%	25.5%
Total debt/equity ratio	1.3:1	1.0:1	1.2:1	1.1:1	1.1:1
Current ratio	4.8:1	4.5:1	3.8:1	4.6:1	2.1:1

Total stockholders' equity per equivalent common share (e)	$34.81	$35.25	$32.83	$29.15	$28.96
Stockholders' equity per common share	35.33	36.12	33.62	29.81	29.61
Class A Global Market System
closing price range	32.65-25.06	36.07-27.80	33.63-21.42	29.73-18.34	32.68-22.02
Class B Global Market System
closing price range	41.00-27.91	36.29-27.42	33.40-21.41	29.70-19.20	32.99-22.30
Price earnings ratio	31.5	25.6	9.2	28.7	20.5

(a) The fiscal 2013 financial results include two and one-half months of operating activity related to the Sunnyside acquisition.
(b) The fiscal 2011 financial results include eight months of operating activity related to the Lebanon acquisition.
(c) The effect of using the LIFO inventory valuation method in fiscal 2015 was to reduce operating earnings by $10.7 million and net earnings by $6.9 million or $0.64 per share ($0.63 diluted). The effect of using the LIFO inventory valuation method in fiscal
2014 was to reduce operating earnings by $20.4 million and net earnings by $13.2 million or $1.19 per share ($1.19 diluted).
The effect of using the LIFO inventory valuation method in fiscal 2013 was to increase operating earnings by $4.2 million and net earnings by $2.7 million or $0.24 per share ($0.24 diluted). The effect of using the LIFO inventory valuation method in
Fiscal 2012 was to reduce operating earnings by $47.4 million and net earnings by $30.8 million or $2.53 per share ($2.52 diluted).
The effect of using the LIFO inventory valuation method in fiscal 2011 was to increase operating earnings by $7.9 million and net earnings by $5.1 million or $0.42 per share ($0.42 diluted).
(d) The long-term debt to equity percentage for fiscal 2015-2012 include the Revolving Credit Facility as discussed in Note 4, Long-Term Debt. During fiscal 2011, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to other fiscal years, the fiscal 2011 percentage would be 63.8%.
(e) Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into. See Note 7 of the Notes to Consolidated Financial Statements for conversion details.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is North America's leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from over 2,000 American farms.

Seneca holds the largest share of the retail private label, food service, and export canned vegetable markets, distributing to over 90 countries.   Products are also sold under the highly regarded brands of Libby's®, Green Valley®, Aunt Nellie's®, READ®, Seneca Farms® and Seneca labels, including Seneca snack chips.  In addition, Seneca provides vegetable products under an alliance with General Mills Operations, LLC, a subsidiary of General Mills, Inc., under the Green Giant label.

The Company's business strategies are designed to grow the Company's market share and enhance the Company's sales and margins and include: 1) expand the Company's leadership in the packaged fruit and vegetable industry; 2) provide low cost, high quality fruit and vegetable products to consumers through the elimination of costs from the Company's supply chain and investment in state-of-the-art production and logistical technology; 3) focus on growth opportunities to capitalize on higher expected returns; and 4) pursue strategic acquisitions that leverage the Company's core competencies.

All references to years are fiscal years ended March 31 unless otherwise indicated.

Restructuring

During 2015, the Company recorded a restructuring charge of $1.4 million related to the closing of a plant in the Midwest and the realignment of two other plants, one in the Midwest and the other in the Northwest, of which $0.8 million was related to severance cost, $0.3 million was related to equipment costs (contra fixed assets), and $0.3 million was related to equipment relocation costs.

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

Divestitures, Other Charges and Credits

Other operating income in 2015 included a gain of $5.0 million related to a contractual payment received in connection with the closing of a Midwest plant and a charge of $0.3 million related to environmental costs related to a Company-owned plant in New York State.  The Company also recorded a gain of $0.1 million from the sale of other fixed assets.

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

Other operating income in 2013 included a gain of $2.0 million as a result of the estimated fair market value of the net assets acquired exceeding the purchase price of Sunnyside.  The Company also recorded a gain of $0.3 million from the sale of property located in Cambria, Wisconsin and a net loss of $0.3 million on the disposal of certain other fixed assets.

Liquidity and Capital Resources

The Company's primary cash requirements are to make payments on the Company's debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts available under the revolving credit facility are the Company's primary sources of liquidity, although the Company believes it has the ability to raise additional capital by issuing additional stock, if it desires.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Revolving Credit Facility

The Company completed the closing of a five year revolving credit facility ("Revolver") on July 20, 2011. The available borrowings under the Revolver are $300.0 million from April through July and $400.0 million from August through March of each year under the Revolver. The Revolver balance as of March 31, 2015 was $233.0 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver.  The Revolver is secured by the Company's accounts receivable and inventories and contains a financial covenant and borrowing base requirements.  The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company packages. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company's need to draw on the Revolver may fluctuate significantly throughout the year.

The Company believes that cash flows from operations and availability under its Revolver will provide adequate funds for the Company's working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

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

The seasonality of the Company's business is illustrated by the following table:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2015:
Net sales	$240,043	$312,161	$456,207	$277,939
Gross margin	16,996	16,804	26,084	23,273
Net (loss) earnings	(107)	(578)	7,819	2,765
Inventories (at quarter end)	467,290	731,527	547,149	472,412
Revolver outstanding (at quarter end)	180,050	302,220	255,000	233,000

Year ended March 31, 2014:
Net sales	$232,127	$336,628	$477,694	$293,759
Gross margin	19,680	22,379	31,178	17,726
Net earnings (loss)	1,347	6,603	6,846	(1,017)
Inventories (at quarter end)	484,694	758,654	550,723	451,250
Revolver outstanding (at quarter end)	151,026	282,000	226,000	175,000

Short-Term Borrowings
During 2015, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates.  As of March 31, 2015, these interim notes had not been converted into operating leases since the equipment was not yet delivered.  These notes, which total $9.9 million and $12.3 million as of March 31, 2015 and March 31, 2014, respectively, are included in notes payable in the accompanying Consolidated Balance Sheets.  These notes are expected to be converted into operating leases within the next twelve months. Until then, they bear interest at an annual rate of 1.67% in 2015 and 1.65% in 2014.

The maximum level of short-term borrowings during 2015 was affected by the 50% investment in Truitt Bros. Inc. of $16.2 million, which took place in April 2014, and the purchase of treasury stock totaling $33.5 million.  During 2014, the maximum level of short-term borrowings was affected by the payoff of a $36.7 million loan to a third party lender, which took place in August 2013. Details of the Truitt acquisition are outlined in Note 2 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The following table documents the quantitative data for Short-Term Borrowings during 2015 and 2014:

	Fourth Quarter		Year Ended
	2015	2014	2015	2014
	(In thousands)
Reported end of period:
Revolver outstanding	$233,000	$175,000	$233,000	$175,000
Weighted average interest rate	1.92%	1.65%	1.92%	1.65%
Reported during period:
Maximum Revolver	$263,627	$239,482	$323,646	$318,601
Average Revolver outstanding	$252,013	$213,487	$234,726	$214,528
Weighted average interest rate	1.93%	1.49%	1.63%	1.60%

Long-Term Debt

At March 31, 2015, the Company has two mortgages outstanding for $16.9 million, and four industrial revenue bonds ("IRBs"), totaling $22.6 million. As discussed in Note 4 to the Notes to Consolidated Financial Statements, the Company classified its Revolver balance as long-term debt at March 31, 2015. On August 1, 2013, the Company paid a final $36.7 million principal payment due on a secured note payable to John Hancock Life Insurance Company. The Company issued a $1.5 million new economic development note during 2014. The Company did not issue any significant long-term debt in 2015, other than the Revolver.

As of March 31, 2015, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2015 Revolver balance of $233.0 million is presented as being due in fiscal 2017, based upon the Revolver's July 20, 2016 maturity date (in thousands):

2016	$2,530
2017	235,667
2018	7,904
2019	3,034
2020	2,531
Thereafter	22,498
Total	$274,164

Restrictive Covenants

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require the Company to meet a minimum fixed charge coverage ratio. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the fixed charge coverage ratio within the Master Reimbursement Agreement with General Electric Commercial Finance, which relates to the Secured Industrial Revenue Development Bonds. In connection with the Company's decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2015.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Capital Expenditures

Capital expenditures in 2015 totaled $26.2 million and there were two major projects in 2015 as follows: 1) $7.5 million to complete a warehouse project in Sunnyside, Washington started in 2014, and 2) $2.1 million to buyout a Clyman, Wisconsin equipment lease. Capital expenditures in 2014 totaled $17.0 million and included $7.6 million towards the completion of a pouch building project in Janesville, Wisconsin, and $3.6 million for the start of a warehouse project in Sunnyside, Washington, equipment replacements and other improvements, and cost saving projects. Capital expenditures in 2013 totaled $17.0 million and included $3.3 million to complete a warehouse expansion in Ripon, Wisconsin started in 2012 and $0.5 million to complete a dock expansion project in Lebanon, Pennsylvania started in 2012, equipment replacements and other improvements, and cost saving projects.

Accounts Receivable

In 2015, accounts receivable decreased by $7.1 million or 9.3% versus 2014, due to the impact of decreased sales volume in the fourth quarter of 2015 compared to 2014.  In 2014, accounts receivable decreased by $1.3 million or 1.6% versus 2013, due to the impact on cash receipts due to the timing of year end, partially offset by higher sales volume in the fourth quarter of 2014 compared to the 2013.

Inventories

In 2015, inventories increased by $21.1 million primarily reflecting the effect of higher finished goods quantities and higher work in process quantities. The LIFO reserve balance was $164.1 million at March 31, 2015 versus $153.4 million at the prior year end.

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

Critical Accounting Policies

During the year ended March 31, 2015, the Company sold for cash, on a bill and hold basis, $138.6 million of Green Giant finished goods inventory to GMOL. As of March 31, 2015, $60.5 million of this product, included in 2015 sales, remained unshipped. At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.

Trade promotions are an important component of the sales and marketing of the Company's branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of the Company's products to consumers, amounts paid to obtain favorable display positions in retail stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

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

Obligations and Commitments

As of March 31, 2015, the Company was obligated to make cash payments in connection with its debt, operating leases, and purchase commitments. The effect of these obligations and commitments on the Company's liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
	Contractual Obligations
	March 31, 2015

				2021
	2016	2017-18	2019-20	and beyond	Total
	(In thousands)
Long-term debt	$2,530	$243,571	$5,565	$22,498	$274,164
Interest	5,373	3,657	1,524	2,081	12,635
Operating lease obligations	42,585	71,236	52,550	33,239	199,610
Purchase commitments	204,722	—	—	—	204,722
Total	$255,210	$318,464	$59,639	$57,818	$691,131

In addition, the Company's defined benefit plan has an unfunded pension liability of $55.0 million which is subject to certain actuarial assumptions.  The unfunded status increased by $39.1 million during 2015 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2015.  This unfunded status increase was recognized via the actual gain on plan assets and the increase in accumulated other comprehensive loss of $20.6 million after the income tax benefit of $13.2 million.  The increase in projected benefit obligation was a function of a decrease in the discount rate from 4.85% to 4.15% and the change to using an updated mortality table. During 2015, the Company converted to the RP-2014 Blue Collar and Generational Improvement mortality table for calculating the pension obligation and the related pension expense. This change increased the projected benefit obligation by $6.6 million and had no impact on 2015 pension expense. This conversion is expected to increase the 2016 defined benefit pension plan expense by $1.2 million. Plan assets increased from $154.7 million as of March 31, 2014 to $157.9 million as of March 31, 2015 due to a continued recovery in market conditions and the $0.4 million contribution by the Company.  The Company made this contribution to maintain its funding status at an acceptable level.

During 2015, the Company entered into new operating leases of approximately $47.9 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment.
Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2015 season.
Due to uncertainties related to FASB Accounting Standards Codification ("ASC") 740, Income Taxes, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company's standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2015, the Company had $11.0 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company's Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2015, the Company's cash and cash equivalents decreased by $3.2 million, which is due to the net impact of $19.4 million provided by operating activities, $42.1 million used in investing activities, and $19.5 million provided by financing activities.

Operating Activities

Cash provided by operating activities decreased to $19.4 million in 2015 from $55.6 million in 2014. The decrease is primarily attributable to increased inventories, exclusive of LIFO, and a decrease in net earnings in 2015 versus 2014, partially offset by a decrease in accounts receivable and a decrease in other current assets (mostly lease deposits). The 2015 LIFO charge of $10.7 million resulted in an increase in the tax payment deferral of $3.7 million.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Cash provided by operating activities increased to $55.6 million in 2014 from $30.3 million in 2013. The increase is primarily attributable to a lower increase in other current assets (mostly lease deposits) and decreased inventories, exclusive of LIFO, partially offset by a decrease in net earnings in 2014 versus 2013. The 2014 LIFO charge of $20.4 million resulted in an increase in the tax payment deferral of $7.1 million.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company's main sources of liquidity.

Investing Activities

Cash used in investing activities was $42.1 million for 2015, principally reflecting capital expenditures and a purchase of an equity method investment of $16.2 million. Capital expenditures aggregated $26.2 million in 2015 versus $17.0 million in 2014. The increase was primarily attributable to more large projects in 2015. There were two major projects in 2015 as follows: 1) $7.5 million to complete a warehouse project in Sunnyside, Washington started in 2014, and 2) $2.1 million to buyout a Clyman, Wisconsin equipment lease.

Cash used in investing activities was $16.0 million for 2014, principally reflecting capital expenditures. Capital expenditures aggregated $17.0 million in 2014 and in 2013. There were two major projects in 2014 as follows: 1) $7.6 million towards the completion of pouch building project in Janesville, Wisconsin, and 2) $3.6 million for the start of a warehouse project in Sunnyside, Washington.

Financing Activities

Cash provided by financing activities was $19.5 million in 2015 representing a net increase in the Revolver of $55.6 million partially offset by a partial payoff of interim funding of $2.4 million and the purchase of $33.5 million of treasury stock during 2015 versus $0.7 million purchased in 2014.

Cash used by financing activities was $39.9 million in 2014 representing a net pay down on the Revolver of $51.7 million partially offset by interim funding of $12.3 million.  The Company purchased $0.7 million of treasury stock during 2014 versus $28.4 million purchased in 2013.

RESULTS OF OPERATIONS

Classes of similar products/services:	2015	2014	2013
	(In thousands)
Net Sales:
GMOL *	$161,993	$177,881	$165,684
Canned vegetables	754,556	753,318	746,892
Frozen *	94,648	107,109	84,935
Fruit	234,918	264,549	245,596
Snack	11,667	11,496	11,357
Other	28,568	25,855	21,833
Total	$1,286,350	$1,340,208	$1,276,297

* GMOL includes frozen vegetable sales exclusively for GMOL.

Fiscal 2015 versus Fiscal 2014

Net sales for 2015 decreased $53.9 million, from $1,340.2 million to $1,286.3 million. The decrease primarily reflects a $15.9 million decrease in GMOL sales, a $29.6 million decrease in fruit sales, a $12.5 million decrease in frozen sales, a $1.2 million increase in canned vegetables sales and a $2.7 million increase in other sales. The decrease in sales is attributable to decreased sales volume of $95.5 million partially offset by higher selling prices/more favorable sales mix of $41.6 million. The increased selling prices/more favorable sales mix is primarily due to canned fruit.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Cost of product sold as a percentage of sales increased from 93.2% in 2014 to 93.5% in 2015 primarily as a result of higher commodity costs and the impact of lower production volume with fixed costs, partially offset by a $9.7 million LIFO charge decrease in 2015 versus 2014.

Selling, general and administrative expense was unchanged at 5.2% of sales in 2015 and 2014.

Other operating income in 2015 included a gain of $5.0 million related to a contractual payment received in connection with the closing of a Midwest plant, a charge of $0.3 million related to environmental costs related to a Company-owned plant in New York State.  The Company also recorded a gain of $0.1 million from the sale of other fixed assets. Other operating income in 2014 included a gain of $2.9 million from a break-up fee earned as a result of the Company being named the stalking horse bidder in an attempt to acquire substantially all the operating assets of Allens, Inc. in a bankruptcy court supervised auction, a gain of $0.7 million from the sale of two aircraft and a gain of $0.1 million as a result of adjustments related to the purchase of Sunnyside.  The Company also recorded a loss of $0.5 million on the disposal of a warehouse located in Sunnyside, Washington and a net gain of $0.2 million from the sale of other fixed assets.

Plant restructuring costs, which are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations, increased from $0.5 million in 2014 to $1.4 million in 2015.  This $1.4 million charge was mostly due to the closing of a plant in the Midwest in 2015.  Product rationalization costs incurred in 2013 were adjusted in 2014.

Interest expense, net, decreased from $6.3 million in 2014 to $5.7 million in 2015 due to the continuing pay down of higher cost debt in 2015 partially offset by higher average Revolver borrowings in 2015 versus 2014.

As a result of the aforementioned factors, pre-tax earnings decreased from $17.3 million in 2014 to $14.1 million in 2015. The effective tax rate was 29.9% in 2015 and 20.5% in 2014. Of the 9.4 percentage point increase in the effective tax rate for the year, the major contributors to this increase are the following items, 1) the establishment of a valuation allowance related to the New York State investment tax credit, 2) with lower pre-tax earnings, the permanent items have a larger impact on the effective rate, and 3) less federal credits generated in the current year compared to the prior year.  The impact of these increases was partially offset by the manufacturer's deduction being a higher percentage of current year earnings than the prior year.

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

Selling, general and administrative expense was 5.2% of sales in 2014 and 5.4% of sales in 2013.

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

Plant restructuring costs, which are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations, decreased from $3.5 million in 2013 to $0.5 million in 2014.  This was due to the product rationalization costs incurred in 2013 and adjusted in 2014.

Interest expense, net, decreased from $7.5 million in 2013 to $6.2 million in 2014 due to the continuing pay down of higher cost debt in 2014 partially offset by higher average Revolver borrowings in 2014 versus 2013.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
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

Recently Issued Accounting Standards

In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"). ASU 2014-08 changes the definition of discontinued operations and modifies related disclosure requirements. The new guidance is effective on a prospective basis for fiscal years beginning after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015. This new guidance did not have a material impact on the Company's Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard effective date was recently proposed to be delayed a year and if approved will be effective for the Company on April 1, 2018 (beginning of fiscal 2019). Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The Company does not anticipate a material impact on the Company's financial position, results of operations or cash flows as a result of this change.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $10.6 million in cash equivalents as of March 31, 2015. As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable. Long-term debt bears interest at fixed and variable rates. With $257.4 million in average variable-rate debt during fiscal 2015, a 1% change in interest rates would have had a $2.6 million effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2015.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2015
(In thousands)

	P A Y M E N T S B Y Y E A R
							Total/	Estimated
							Weighted	Fair
	2016	2017	2018	2019	2020	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$2,530	$2,667	$2,844	$3,034	$2,531	$4,928	$18,534	$19,369
Average interest rate	6.57%	6.59%	6.62%	6.67%	6.71%	6.68%	6.66%
Variable-rate L/T debt:
Principal cash flows	$-	$233,000	$5,060	$-	$-	$17,570	$255,630	$255,630
Average interest rate	-%	1.92%	2.97%	-%	-%	2.97%	2.02%
Average Revolver debt:
Principal cash flows							$234,726	$234,726
Average interest rate							1.63%
Short-term investments:
Average balance							$8,006	$8,006
Average interest rate							0.07%

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company's business, are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company's production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $204.7 million in produce costs expected during 2016, a 1% change would have a $2.0 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.0 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings
Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

Years ended March 31,	2015	2014	2013

Net sales	$1,286,350	$1,340,208	$1,276,297

Costs and expenses:
Cost of products sold	1,203,193	1,249,245	1,134,985
Selling, general, and administrative expense	67,381	70,129	68,852
Other operating income, net	(4,748)	(3,271)	(1,971)
Plant restructuring	1,376	501	3,497
Total costs and expenses	1,267,202	1,316,604	1,205,363

Operating income	19,148	23,604	70,934
Earnings from equity investment	(628)	-	-
Interest expense, net of interest income of
$18, $4, and $179, respectively	5,656	6,262	7,486

Earnings before income taxes	14,120	17,342	63,448
Income tax expense	4,221	3,563	22,035
Net earnings	$9,899	$13,779	$41,413

Basic earnings per common share	$0.91	$1.24	$3.59

Diluted earnings per common share	$0.90	$1.23	$3.57

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2015	2014	2013

Comprehensive income (loss):
Net earnings	$9,899	$13,779	$41,413
Change in pension and postretirement benefits
(net of income tax of $13,140, $7,222, and $493, respectively)	(20,552)	11,296	771

Total	$(10,653)	$25,075	$42,184

See notes to consolidated financial statements.

Consolidated Balance Sheets
Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2015	2014

Assets
Current Assets:
Cash and cash equivalents	$10,608	$13,839
Accounts receivable, less allowance for doubtful accounts
of $145 and $160, respectively	69,837	76,964
Inventories:
Finished products	301,705	304,955
In process	10,167	12,353
Raw materials and supplies	160,540	133,942
	472,412	451,250
Deferred income taxes, net	6,997	8,412
Other current assets	27,439	33,594
Total Current Assets	587,293	584,059
Deferred income tax asset, net	14,829	-
Other assets	18,015	877
Property, plant, and equipment:
Land	20,971	19,639
Buildings and improvements	200,739	180,202
Equipment	347,169	347,935
	568,879	547,776
Less accumulated depreciation and amortization	383,322	363,859
Net property, plant, and equipment	185,557	183,917
Total Assets	$805,694	$768,853

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable	$9,903	$12,255
Accounts payable	68,105	71,219
Accrued vacation	11,347	10,997
Accrued payroll	6,344	7,516
Other accrued expenses	23,732	26,111
Current portion of long-term debt	2,530	2,277
Income taxes payable	1,787	913
Total Current Liabilities	123,748	131,288
Long-term debt, less current portion	271,634	216,239
Pension liabilities	54,960	15,828
Other liabilities	3,622	11,527
Deferred income taxes, net	-	339
Total Liabilities	453,964	375,221
Commitments and contingencies
Stockholders' Equity:
Preferred stock	2,119	5,332
Common stock	3,010	2,958
Additional paid-in capital	96,578	93,260
Treasury stock, at cost	(61,277)	(29,894)
Accumulated other comprehensive loss	(31,804)	(11,252)
Retained earnings	343,104	333,228
Total Stockholders' Equity	351,730	393,632
Total Liabilities and Stockholders' Equity	$805,694	$768,853

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2015	2014	2013

Cash flows from operating activities:
Net earnings	$9,899	$13,779	$41,413
Adjustments to reconcile net earnings to
net cash provided by operations:
Depreciation and amortization	21,834	23,281	23,251
Deferred income tax benefit	(612)	(3,798)	(2,950)
Loss (gain) on the sale of assets	2	(325)	-
Impairment provision	264	341	1,216
Earnings from equity investment	(628)	-	-
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	7,127	1,276	4,485
Inventories	(21,162)	28,320	(20,134)
Other current assets	6,155	(8,295)	(16,238)
Accounts payable, accrued expenses,
and other liabilities	(4,321)	4,236	(5,129)
Income taxes	874	(3,187)	4,416
Net cash provided by operating activities	19,432	55,628	30,330

Cash flows from investing activities:
Additions to property, plant, and equipment	(26,213)	(17,027)	(17,047)
Purchase of an equity method investment	(16,242)	-	-
Collection of loan receivable	-	-	10,000
Cash paid for acquisition (net of cash acquired)	-	-	(5,016)
Proceeds from the sale of assets	337	998	370
Net cash used in investing activities	(42,118)	(16,029)	(11,693)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	384,510	393,972	558,288
Payments of long-term debt	(328,862)	(445,642)	(544,047)
(Payments) borrowings on notes payable	(2,352)	12,255	-
Change in other assets	(312)	248	276
Purchase of treasury stock	(33,506)	(674)	(28,447)
Preferred stock dividends paid	(23)	(23)	(23)
Net cash provided by (used in) financing activities	19,455	(39,864)	(13,953)

Net (decrease) increase in cash and cash equivalents	(3,231)	(265)	4,684
Cash and cash equivalents, beginning of year	13,839	14,104	9,420
Cash and cash equivalents, end of year	$10,608	$13,839	$14,104

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$5,116	$6,586	$7,305
Income taxes	6,003	10,695	20,352

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2012	$6,268	$2,938	$92,139	$(1,435)	$(23,319)	$278,082
Net earnings	-	-	-	-	-	41,413
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	72	-	-	-
Stock issued for profit sharing plan	-	-	29	-	-	-
Purchase of treasury stock	-	-	-	(29,769)	-	-
Preferred stock conversion	(846)	17	829	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $493)	-	-	-	-	771	-
Balance March 31, 2013	5,422	2,955	93,069	(31,204)	(22,548)	319,472
Net earnings	-	-	-	-	-	13,779
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Stock issued for profit sharing plan	-	-	4	-	-	-
Contribution of 401(k) match	-	-	-	1,984	-	-
Purchase of treasury stock	-	-	-	(674)	-	-
Preferred stock conversion	(90)	3	87	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $7,222)	-	-	-	-	11,296	-
Balance March 31, 2014	5,332	2,958	93,260	(29,894)	(11,252)	333,228
Net earnings	-	-	-	-	-	9,899
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Stock issued for profit sharing plan	-	1	56	-	-	-
Contribution of 401(k) match	-	-	-	2,123	-	-
Purchase of treasury stock	-	-	-	(33,506)	-	-
Preferred stock conversion	(3,213)	51	3,162	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $13,140)	-	-	-	-	(20,552)	-
Balance March 31, 2015	$2,119	$3,010	$96,578	$(61,277)	$(31,804)	$343,104

	Preferred Stock				Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2015	200,000	1,400,000	90,826	50,500	20,000,000	10,000,000
Shares outstanding:
March 31, 2013	200,000	807,240	91,962	262,790	8,705,243	2,055,424
March 31, 2014	200,000	807,240	90,901	257,790	8,735,714	2,013,953
March 31, 2015	200,000	807,240	90,826	50,500	7,926,280	1,967,958
Stock amount	$50	$202	$1,084	$783	$2,506	$504

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation and subsidiaries (the "Company") conducts its business almost entirely in food packaging, operating 24 plants and 30 warehouses in eight states. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the parent company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice but hold the goods ("Bill and Hold") for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the years ended March 31, 2015 and 2014, the Company sold for cash, on a bill and hold basis, $138.6 million and $150.3 million, respectively, of Green Giant finished goods inventory to General Mills Operations, LLC ("GMOL"). At the time of the sale of the Green Giant vegetables to GMOL, title of the specified inventory transferred to GMOL. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment. As of March 31, 2015, $60.5 million of 2015 product remained unshipped.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company's total sales. GMOL sales represented 13% of net sales in each of 2015, 2014 and 2013. The top ten customers, including GMOL, represented approximately 49%, 50% and 47% of net sales for 2015, 2014 and 2013, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents.

Fair Value of Financial Instruments — The carrying values of cash and cash equivalents (Level 1), accounts receivable, short-term debt (Level 2) and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. See Note 9, Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

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

Notes to Consolidated Financial Statements
Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2015, there were $0.5 million of unamortized financing costs included in other assets on the Consolidated Balance Sheets.

Inventories — Substantially all inventories are stated at the lower of cost; determined under the last-in, first-out ("LIFO") method; or market.

Income Taxes — The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities and tax credit carryforwards.  The Company uses the flow-through method to account for its investment tax credits.

The Company evaluates the likelihood of realization of its net deferred income tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income, the projected reversal of temporary differences and available tax planning strategies that could be implemented to realize the net deferred income tax assets.

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

Advertising Costs — Advertising costs are expensed as incurred.  Advertising costs charged to operations were $1.7 million, $1.5 and $1.4 million in 2015, 2014 and 2013, respectively.

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

Earnings per Common Share — The Company has three series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock is calculated using the "two-class" method by dividing the earnings attributable to common stockholders by the weighted average of common shares outstanding during the period. Restricted stock is included in all earnings per share calculations.

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the "if-converted" method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Notes to Consolidated Financial Statements
Years ended March 31,	2015	2014	2013
	(In thousands, except per share amounts)
Basic
Net earnings	$9,899	$13,779	$41,413
Deduct preferred stock dividends	23	23	23
Undistributed earnings	9,876	13,756	41,390
Earnings attributable to participating
preferred shareholders	160	438	1,406
Earnings attributable to common
shareholders	$9,716	$13,318	$39,984
Weighted average common shares
outstanding	10,690	10,747	11,147
Basic earnings per common share	$0.91	$1.24	$3.59
Diluted
Earnings attributable to common
shareholders	$9,716	$13,318	$39,984
Add dividends on convertible
preferred stock	20	20	20
Earnings attributable to common
stock on a diluted basis	$9,736	$13,338	$40,004
Weighted average common shares
outstanding-basic	10,690	10,747	11,147
Additional shares to be issued related to
the equity compensation plan	5	5	5
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	10,762	10,819	11,219
Diluted earnings per share	$0.90	$1.23	$3.57

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $21.5 million, $22.9 million, and $22.8 million in 2015, 2014, and 2013, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were $1.2 million of impairment losses in 2013 included in Plant Restructuring  (see Note 14, Plant Restructuring).  There were no significant impairment losses in 2015 and 2014.

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

Recently Issued Accounting Standards — In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity ("ASU 2014-08"). ASU 2014-08 changes the definition of discontinued operations and modifies related disclosure requirements. The new guidance is effective on a prospective basis for fiscal years beginning after December 15, 2014, and interim periods within annual periods beginning on or after December 15, 2015. This new guidance did not have a material impact on the Company's Consolidated Financial Statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard effective date was recently proposed to be delayed a year and if approved will be effective for the Company on April 1, 2018 (beginning of fiscal 2019). Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The Company does not anticipate a material impact on the Company's financial position, results of operations or cash flows as a result of this change.

Notes to Consolidated Financial Statements

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current period classification.

2. Acquisition of Equity Interest
In April 2014, the Company purchased a 50% equity interest in Truitt Bros. Inc. ("Truitt") for $16.2 million.  The purchase agreement grants the Company the right to acquire the remaining 50% ownership of Truitt in the future under certain conditions.  Truitt is known for its industry innovation related to packing shelf stable foods in trays, pouches and bowls.  Truitt has two state-of-the-art plants located in Oregon and Kentucky.  This investment is included in Other Assets in the Consolidated Balance Sheets as of March 31, 2015 and is accounted for using the equity method of accounting.

3. Short-Term Borrowings

The Company completed the closing of a five year revolving credit facility ("Revolver") on July 20, 2011. The available borrowings under the Revolver are $300.0 million from April through July and $400.0 million from August through March of each year under the Revolver. The maturity date for the Revolver is July 20, 2016. As of March 31, 2015, the outstanding balance of the Revolver was $233.0 million, with a weighted average interest rate of 1.92% (LIBOR plus a spread), and is included in the Long-Term Debt on the Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $542.4 million.  The Company had $11.0 million and $10.6 million of outstanding standby letters of credit as of March 31, 2015 and 2014, respectively, which reduces borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.

During 2015, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates.  As of March 31, 2015, these interim notes had not been converted into operating leases since the equipment was not yet delivered.  These notes, which total $9.9 million as of March 31, 2015 and $12.3 million as of March 31, 2014, are included in notes payable in the accompanying Consolidated Balance Sheets.  These notes are expected to be converted into operating leases within the next twelve months. Until then, they bear interest at an annual rate of 1.67% as of March 31, 2015 and 1.65% as of March 31, 2014.

4. Long-Term Debt

	2015	2014
	(In thousands)
Revolving credit facility,
1.92% and 1.65%, due through 2017	$233,000	$175,000
Secured Industrial Revenue Development Bonds,
2.97%, and 3.23%, due through 2029	22,630	22,630
Secured promissory note,
6.98%, due through 2022	13,769	15,313
Secured promissory note,
6.35%, due through 2020	3,122	3,731
Economic development note,
2.00%, due through 2021	1,398	1,500
Other	245	342
	274,164	218,516
Less current portion	2,530	2,277
	$271,634	$216,239

See Note 3, Short-Term Borrowings, for discussion of the Revolver.

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the fixed charge coverage ratio within the Master Reimbursement Agreement with General Electric Commercial Finance, which relates to the Secured Industrial Revenue Development Bonds. In connection with the Company's decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2015.

Notes to Consolidated Financial Statements

The Company's debt agreements limit the payment of dividends and other distributions.  There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

The Company has four outstanding Industrial Revenue Development Bonds ("IRBs"), totaling $22.6 million that are secured by direct pay letters of credit. The interest rates shown for these IRBs in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRBs.  A Master Reimbursement Agreement with General Electric Commercial Finance, which provides for the direct pay letters of credit, expires in July 2016.

On August 1, 2013, the Company paid a final $36.7 million principal payment due on a secured note payable to John Hancock Life Insurance Company.

The carrying value of assets pledged for secured debt, including the Revolver, is $657.9 million.

Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2016	$2,530
2017	235,667
2018	7,904
2019	3,034
2020	2,531
Thereafter	22,498
Total	$274,164

5. Leases

The Company had no capital leases as of March 31, 2015 and 2014. The Company has operating leases expiring at various dates through 2025. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating lease payments due as of March 31, 2015 (in thousands):

Years ending March 31:
2016	$42,585
2017	37,760
2018	33,476
2019	28,367
2020	24,183
2021-2025	33,239
Total minimum payment required	$199,610

Lease expense in fiscal 2015, 2014 and 2013 was $49.6 million, $43.9 million and $38.1 million, respectively.

Notes to Consolidated Financial Statements
6. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows:

	2015	2014	2013
	(In thousands)
Current:
Federal	$4,380	$7,238	$21,356
State	453	123	3,629
	4,833	7,361	24,985
Deferred:
Federal	(925)	(3,231)	(2,770)
State	313	(567)	(180)
	(612)	(3,798)	(2,950)
Total income taxes	$4,221	$3,563	$22,035

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2015	2014	2013
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of federal tax benefit)	2.9	3.4	3.8
State tax credits	(8.7)	(1.6)	(0.8)
Federal credits	(2.4)	(3.6)	(0.2)
Manufacturer's deduction	(5.0)	(4.6)	(3.4)
(Reversal of) addition to uncertain tax positions	(1.0)	(0.8)	0.2
State VDA/Nexus Changes	-	(1.7)	-
Other permanent differences not deductible	0.7	0.5	0.1
Change in valuation allowance	9.9	(2.1)	-
Tax effect of pension contribution	-	0.4	-
Other	(1.5)	(4.4)	-
Effective income tax rate	29.9%	20.5%	34.7%

The effective tax rate was 29.9% in 2015, 20.5% in 2014 and 34.7% in 2013. Of the 9.4 percentage point increase in the effective tax rate for the year, the major contributors to this increase are the following items, 1) the establishment of a valuation allowance related to the New York State investment tax credit, 2) with lower pre-tax earnings, the permanent items have a larger impact on the effective rate, and 3) less federal credits generated in the current year compared to the prior year.  The impact of these increases was partially offset by the manufacturer's deduction being a higher percentage of current year earnings than the prior year.

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2015	2014
	(In thousands)
Deferred income tax assets:
Future tax credits	$4,021	$3,042
Inventory valuation	2,348	3,353
Employee benefits	3,009	2,884
Insurance	816	1,244
Other comprehensive loss	20,335	7,194
Interest	46	138
Deferred gain on sale/leaseback	-	26
Prepaid revenue	701	1,118
Other	1,364	859
Pension	1,372	-
Severance	256	87
	34,268	19,945

Deferred income tax liabilities:
Property basis and depreciation difference	9,129	10,757
481(a) adjustment	1,281	-
Earnings from equity investment	245	-
Pension	-	725
	10,655	11,482
Valuation allowance - non-current	1,787	390
Net deferred income tax asset	$21,826	$8,073

Notes to Consolidated Financial Statements

Net current deferred income tax assets of $7.0 million and $8.4 million as of March 31, 2015 and 2014, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax assets of $14.8 million as of March 31, 2015 and net non-current deferred income tax liabilities of $0.3 million as of March 31, 2014.

The Company has State tax credit carryforwards amounting to $1.3 million (California, net of Federal impact), $0.8 million (New York, net of Federal impact), and $1.8 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2030 (Wisconsin), through 2030 (New York), and through 2025 (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2015, the Company has recorded a valuation allowance amounting to $1.8 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement.  The change in the liability for the years ended March 31, 2015 and 2014 consists of the following:

	2015	2014
	(In thousands)
Beginning balance	$2,273	$2,470

Tax positions related to current year:
Additions	13	46

Tax positions related to prior years:
Reductions	(1,822)	(181)
Lapses in statues of limitations	-	(62)
Balance as of March 31,	$464	$2,273

Included in the balances at March 31, 2015 and 2014 are none and $1.9 million, respectively, of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2015 and 2014, the Company recognized approximately $0.1 million decrease and none, respectively, in interest and penalties. As of March 31, 2015 and 2014, the Company had approximately $0.1 million and $0.2 million, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2016 with federal and state taxing authorities that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

Notes to Consolidated Financial Statements

The federal income tax returns for years after March 31, 2011 are subject to examination. The Internal Revenue Service is currently auditing the year ended March 31, 2013.

Notes to Consolidated Financial Statements
7. Stockholders' Equity

Preferred Stock — The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 ("6% Preferred"); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $.025 par value, Class A, to be issued in series by the Board of Directors ("Class A Preferred"). The Board of Directors has designated four series of Class A Preferred including 10% Cumulative Convertible Voting Preferred Stock—Series A ("Series A Preferred"); 10% Cumulative Convertible Voting Preferred Stock—Series B ("Series B Preferred"); Convertible Participating Preferred Stock; and Convertible Participating Preferred Stock, Series 2003.

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders' option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2015, 2014 or 2013. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2015, the Company has an aggregate of 6,658,674 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share.  There were 90,826 shares outstanding as of March 31, 2015 after conversions of 75 shares into Class A Common Stock during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 50,500 shares outstanding as of March 31, 2015 after conversion of 207,290 shares into Class A Common Stock during the year.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2015 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2015 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2015 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2015, 2014 and 2013.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2015, there were 1,720 shares, or $56,000 of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2015 and 2014. Additionally, there were 141,326 and 348,691 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2015 and 2014, respectively.

Treasury Stock — During 2015, the Company repurchased $32.0 million, or 1,166,795 shares of its Class A Common Stock and $1.5 million, or 47,715 shares of its Class B Common Stock.  As of March 31, 2015, there is a total of $61.3 million, or 2,146,314 shares, of repurchased stock.  These shares are not considered outstanding.  The Company contributed $2.1 million or 83,240 treasury shares for the 401(k) match in 2015 as described in Note 8, Retirement Plans.

Notes to Consolidated Financial Statements
8. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the "Plan") covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2015 and a statement of the unfunded status as of March 31, 2015 and 2014:

	2015	2014
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$170,478	$163,531
Service cost	8,515	7,752
Interest cost	8,236	7,592
Plan amendments	952	-
Actuarial loss (gain)	30,556	(3,109)
Benefit payments and expenses	(5,829)	(5,288)
Benefit obligation at end of year	$212,908	$170,478

Change in Plan Assets

Fair value of plan assets at beginning of year	$154,650	$135,016
Actual gain on plan assets	8,777	22,922
Employer contributions	350	2,000
Benefit payments and expenses	(5,829)	(5,288)
Fair value of plan assets at end of year	$157,948	$154,650

Unfunded Status	$(54,960)	$(15,828)

The unfunded status increased by $39.1 million during 2015 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2015.  This unfunded status increase was recognized via the actual gain on plan assets and the increase in accumulated other comprehensive loss of $20.6 million after the income tax benefit of $13.2 million.  The increase in projected benefit obligation was a function of a decrease in the discount rate from 4.85% to 4.15% and the change to using an updated mortality table. During 2015, the Company converted to the RP-2014 Blue Collar and Generational Improvement mortality table for calculating the pension obligation and the related pension expense. This change increased the projected benefit obligation by $6.6 million and had no impact on 2015 pension expense. This conversion is expected to increase the 2016 defined benefit pension plan expense by $1.2 million. Plan assets increased from $154.7 million as of March 31, 2014 to $157.9 million as of March 31, 2015 due to a continued recovery in market conditions and the $0.4 million contribution by the Company.  The Company made this contribution to maintain its funding status at an acceptable level.

Notes to Consolidated Financial Statements
	2015	2014
	(In thousands)
Amounts Recognized in Accumulated Other
Comprehensive Pre-Tax Loss

Prior service cost	$(952)	$-
Net loss	$(50,883)	$(18,094)
Accumulated other comprehensive pre-tax loss	$(51,835)	$(18,094)

			Pension and
			post retirement plan
			adjustments, net
			of tax
			(In thousands)
Accumulated Other Comprehensive Loss

Balance at March 31, 2014			$(11,252)

Other comprehensive loss before reclassifications			(20,552)
Reclassified from accumulated other comprehensive loss			-
Net current period other comprehensive loss			(20,552)
Balance at March 31, 2015			$(31,804)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2015, 2014, and 2013:

	2015	2014	2013
	(In thousands)
Service cost	$8,515	$7,752	$6,988
Interest cost	8,236	7,592	7,265
Expected return on plan assets	(11,360)	(9,938)	(8,603)
Amortization of net loss	350	2,434	3,190
Net periodic benefit cost	$5,741	$7,840	$8,840

The Plan's accumulated benefit obligation was $188.5 million at March 31, 2015, and $152.2 million at March 31, 2014.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation and pension expense are shown in the following table:

	2015	2014

Discount rate - benefit obligation	4.15%	4.85%
Discount rate - pension expense	4.85%	4.70%
Expected return on plan assets	7.25%	7.50%
Rate of compensation increase	3.00%	3.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2016	2015	2014

Plan Assets

Equity securities	99%	97%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	3	1
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1 due to their public active market.

Notes to Consolidated Financial Statements

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 7.25%. The Company expects 7.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time.  The Company's gain on plan assets during 2015 was 5.7% as compared to the S&P 500 unaudited gain (including dividends) of 12.7%. Plan assets include Company common stock with a fair market value of $14.4 million as of March 31, 2015 and $11.6 million as of March 31, 2014.

Cash Flows

Expected contributions for fiscal year ending March 31, 2016 (in thousands):

Expected Employer Contributions $ - Expected Employee Contributions -

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2016	$6,184
2017	6,630
2018	7,315
2019	7,978
2020	8,729
2021-2024	55,676

401(k) Plans

The Company also has employees' savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $2.3 million, $2.3 million, and $1.7 million in fiscal 2015, 2014, and 2013, respectively. In fiscal 2015, the matching contribution included $2.2 million of treasury stock and $0.1 million of cash match.  In fiscal 2014, the matching contribution included $2.0 million of treasury stock and $0.1 million of cash match.  The stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

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

For the fiscal years ended March 31, 2015, March 31, 2014 and March 31, 2013, contributions to the Teamsters Plan were $2.4 million each year. The contributions to this plan are paid monthly based upon the number of hours worked by covered employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

Notes to Consolidated Financial Statements

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

The Teamsters Plan received a Pension Protection Act "green" zone status for the plan year beginning January 1, 2014. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the green zone are at least 80 percent funded.

9. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2015		2014
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$274,164	$274,999	$218,516	$219,981

The estimated fair value for long-term debt is determined by the quoted market prices for similar debt (comparable to the Company's financial strength) or current rates offered to the Company for debt with the same maturities which is Level 2 from the fair value hierarchy.  Since quoted prices for identical instruments in active markets are not available (Level 1), the Company makes use of observable market based inputs to calculate fair value, which is Level 2.

10. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to reduce net earnings by $6.9 million in 2015, reduce net earnings by $13.2 million in 2014 and increase net earnings by $2.7 million in 2013, compared to what would have been reported using the FIFO inventory method. The reduction in earnings per share was $0.64 ($0.63 diluted) in 2015, reduce earnings per share was $1.19 ($1.19 diluted) in 2014, and increase in earnings per share was $0.24 ($0.24 diluted) in 2013.  During 2015 and 2014, certain inventory quantities accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years.  The impact on net earnings of these liquidations was no impact in 2015 and 2013, and an increase of $4.8 million during 2014.  The inventories by category and the impact of using the LIFO method are shown in the following table:

	2015	2014	2013
	(In thousands)

Finished products	$414,154	$418,368	$445,278
In process	22,651	16,056	18,107
Raw materials and supplies	199,674	170,210	149,359
	636,479	604,634	612,744
Less excess of FIFO cost over LIFO cost	164,067	153,384	133,014
Total inventories	$472,412	$451,250	$479,730

Notes to Consolidated Financial Statements

11. Other Operating Income and Expense

Other operating income in 2015 included a gain of $5.0 million related to a contractual payment received in connection with the closing of a Midwest plant and a charge of $0.3 million related to environmental costs related to a Company-owned plant in New York State.  The Company also recorded a net gain of $0.1 million from the sale of other fixed assets.

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

Other operating income in 2013 included a gain of $2.0 million as a result of the estimated fair market value of the net assets acquired exceeding the purchase price of Sunnyside.  The Company also recorded a gain of $0.3 million from the sale of property located in Cambria, Wisconsin and a net loss of $0.3 million on the disposal of certain other fixed assets.

Notes to Consolidated Financial Statements
12. Segment Information

The Company manages its business on the basis of two reportable segments — the primary segment is the packaging and sale of fruits and vegetables and secondarily, the packaging and sale of snack products. The Company markets its product almost entirely in the United States. Export sales represented 9.0%, 9.2%, and 9.8% of total sales in 2015, 2014, and 2013, respectively. In 2015, 2014, and 2013, the sale of Green Giant vegetables accounted for 13%, 13%, and 13% of net sales, respectively. "Other" in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2015:
Net sales	$1,246,115	$11,667	$28,568	$1,286,350
Operating income	17,659	779	710	19,148
Interest expense, net	5,572	12	72	5,656
Income tax expense	3,775	225	221	4,221
Identifiable assets	797,886	3,235	4,573	805,694
Capital expenditures	22,177	157	1,400	23,734
Depreciation and amortization	20,445	367	1,022	21,834

2014:
Net sales	$1,302,857	$11,496	$25,855	$1,340,208
Operating income	21,063	872	1,669	23,604
Interest expense, net	6,113	27	122	6,262
Income tax expense	3,118	189	256	3,563
Identifiable assets	761,078	3,770	4,005	768,853
Capital expenditures	17,339	-	2,109	19,448
Depreciation and amortization	21,842	394	1,045	23,281

2013:
Net sales	$1,243,107	$11,357	$21,833	$1,276,297
Operating income	70,313	174	447	70,934
Interest expense, net	7,319	35	132	7,486
Income tax expense	21,831	53	151	22,035
Identifiable assets	791,643	4,038	2,775	798,456
Capital expenditures	16,125	-	246	16,371
Depreciation and amortization	22,146	404	701	23,251

The fruit and vegetable segment, consisting of GMOL, canned fruit and vegetables and frozen products, represented 99%, 99% and 99% of assets and 102%, 93% and 101% of pre-tax earnings in 2015, 2014 and 2013, respectively.

Classes of similar products/services:	2015	2014	2013
	(In thousands)
Net Sales:
GMOL *	$161,993	$177,881	$165,684
Canned vegetables	754,556	753,318	746,892
Frozen *	94,648	107,109	84,935
Fruit	234,918	264,549	245,596
Snack	11,667	11,496	11,357
Other	28,568	25,855	21,833
Total	$1,286,350	$1,340,208	$1,276,297

* GMOL includes frozen vegetables exclusively for GMOL.

Notes to Consolidated Financial Statements
13. Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, workers' compensation along with other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. The Company is in a highly regulated industry and is also periodically involved in government actions for regulatory violations and other matters surrounding the manufacturing of its products, including, but not limited to, environmental, employee, and product safety issues. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material adverse impact on its financial position, results of operations, or cash flows.

In June 2010, the Company received a Notice of Violation of the California Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as Proposition 65, from the Environmental Law Foundation ("ELF").  This notice was made to the California Attorney General and various other government officials, and to 49 companies including Seneca Foods Corporation whom ELF alleges manufactured, distributed or sold packaged peaches, pears, fruit cocktail and fruit juice that contain lead without providing a clear and reasonable warning to consumers.  Under California law, proper notice must be made to the State and involved firms at least 60 days before any suit under Proposition 65 may be filed by private litigants like ELF.  That 60-day period has expired and to date neither the California Attorney General nor any appropriate district attorney or city attorney has initiated an action against the Company.  However, private litigant ELF filed an action against the Company and 27 other named companies on September 28, 2011, in Superior Court of Alameda County, California, alleging violations of Proposition 65 and seeking various measures of relief, including injunctive and declaratory relief and civil penalties.  The Company, along with the other named companies, vigorously defended the claim.  A responsive answer was filed, the discovery process was completed and a trial on liability was held beginning in April of 2013 in accordance with court schedules.  The trial was completed on May 16, 2013 and, on July 15, 2013 the judge issued a tentative and proposed statement of decision agreeing with the Company, and the other defendants, that the "safe harbor" defense had been met under the regulations relating to Proposition 65 and the Company will not be required to place a Proposition 65 warning label on the products at issue in the case.  The trial decision was finalized and the decision was appealed by ELF with a filing dated October 3, 2013.  The California Court of Appeal, First Appellate District, Division One unanimously rejected the appeal by ELF in a decision dated March 17, 2015.  ELF has filed a petition for review with the California Supreme Court.  A decision by the California Supreme Court to grant or deny the petition has not yet been made, as it is still early in the process. The Company is unable to determine the scope or the likelihood of success of the petition for review.  The Company, along with other defendants are planning on vigorously defending ELF's petition for review, and any review if the petition is granted. With the successful defense of the case, the remedies portion of the case was not litigated.  So far, our portion of legal fees in defense of this action have been sizable, as would be expected with litigation resulting in trial, and the appeal, but have not had a material adverse impact on the Company's financial position, results of operations, or cash flows. Additionally, in the ordinary course of its business, the Company is made party to certain legal proceedings seeking monetary damages, including proceedings invoking product liability claims, either directly or through indemnification obligations, and we are not able to predict the probability of the outcome or estimate of loss, if any, related to any such matter.

Notes to Consolidated Financial Statements
14. Plant Restructuring

During 2015, the Company recorded a restructuring charge of $1.4 million related to the closing of a plant in the Midwest and the realignment of two other plants, one in the Midwest and the other in the Northwest, of which $0.8 million was related to severance cost, $0.3 million was related to equipment costs (contra fixed assets), and $0.3 million was related to equipment relocation costs.

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

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2013, 2014 and 2015:

		Long-Lived
		Asset	Other
	Severance	Charges	Costs	Total
	(In thousands)

Balance March 31, 2012	$37	$-	$-	$37
Third-quarter charge to expense	-	1,107	1,403	2,510
Fourth-quarter charge to expense	-	109	878	987
Cash payments/write offs	(17)	(42)	(1,974)	(2,033)
Balance March 31, 2013	20	1,174	307	1,501
First-quarter charge to expense	-	-	154	154
Second-quarter charge to expense	-	341	6	347
Cash payments/write offs	(10)	(1,515)	(467)	(1,992)
Balance March 31, 2014	10	-	-	10
Third-quarter charge to expense	533	316	40	889
Fourth-quarter charge to expense	309	(52)	230	487
Cash payments/write offs	(137)	-	-	(137)
Balance March 31, 2015	$715	$264	$270	$1,249

15. Certain Transactions

A small percentage (less than 1% in fiscal 2015, 2014 and 2013) of vegetables supplied to the Company's New York packaging plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $0.8 million, $1.1 million, and $1.2 million pursuant to a raw vegetable grower contract in fiscal 2015, 2014 and 2013, respectively.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

16. Assets Held For Sale
On March 19, 2015, the Company entered into an asset purchase agreement to sell the Company's Modesto, California fruit processing facility and its related business to Pacific Coast Producers.  On May 26, 2015, both companies received a Request for Additional Information and Documentary Material from the Department of Justice which would extend the waiting period under the Hart-Scott-Rodino Act of 1976.  In light of the delay associated with this request relative to the upcoming production season, both companies agreed to terminate the asset purchase agreement. On May 28, 2015, the Company and Pacific Coast Producers jointly terminated the Asset Purchase Agreement related to this proposed sale of the Company's Modesto, California fruit processing facility and related business to Pacific Coast Producers.  In conjunction with this potential sale, the assets held for sale at March 31, 2015, primarily inventories and property, plant and equipment, represented 12.7% of total assets on the Consolidated Balance Sheet.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders Seneca Foods Corporation Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2015 and 2014 and the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation's internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 9, 2015 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP Milwaukee, Wisconsin June 9, 2015

Management's Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2015, our internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accountant has issued its report on the effectiveness of the Company's internal control over financial reporting. Their report appears on the next page.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation's internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Form 10-K, Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2015 and 2014, and the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2015 and our report dated June 9, 2015 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP Milwaukee, Wisconsin
June 9, 2015

Shareholder Information and Quarterly Results

The Company's common stock is traded on The NASDAQ Global Stock Market. The 8.0 million Class A outstanding shares and 2.0 million Class B outstanding shares are owned by 212 and 219 shareholders of record, respectively. The high and low closing prices of the Company's common stock during each quarter of the past two years are shown below:

Class A:	2015		2014
Quarter	High	Low	High	Low
First	$32.65	$27.55	$35.80	$29.81
Second	31.80	28.08	36.07	27.80
Third	29.99	25.06	33.67	28.13
Fourth	30.08	25.25	32.30	29.01

Class B:	2015		2014
Quarter	High	Low	High	Low
First	$35.99	$27.91	$35.41	$30.13
Second	32.97	30.30	36.29	27.42
Third	33.25	30.40	33.33	29.30
Fourth	41.00	30.50	32.08	29.68

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company's Common Stock compared with the NASDAQ Market Total U.S. Return Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2010, in the Company's Class A Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the peer group are Fresh Del Monte, Hanover Foods Corporation, John B. Sanfilippo & Son Inc., Treehouse Foods, Inc. and Hain Celestial Group, Inc.  The peer group members are in related food businesses, but not direct competitors in canning.

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group, and Peer Group

Seneca Foods
Peer Group
NASDAQ US Total Return
400
350
300
250
200
150
100
50
0
Dollars
2010
2011
2012
2013
2014
2015
Years

Shareholder Information and Quarterly Results

As of March 31, 2015, the most restrictive credit agreement limitation on the Company's payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Quarterly Results

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2015:
Net sales	$240,043	$312,161	$456,207	$277,939
Gross margin	16,996	16,804	26,084	23,273
Net (loss) earnings	(107)	(578)	7,819	2,765
Basic (loss) earnings per common share	(0.01)	(0.05)	0.72	0.26
Diluted (loss) earnings per common share	(0.01)	(0.05)	0.71	0.26

Year ended March 31, 2014:
Net sales	$232,127	$336,628	$477,694	$293,759
Gross margin	19,680	22,379	31,178	17,726
Net earnings (loss)	1,347	6,603	6,846	(1,017)
Basic earnings (loss) per common share	0.12	0.59	0.62	(0.09)
Diluted earnings (loss) per common share	0.12	0.59	0.61	(0.09)

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels.  Due to the dependence on the fruit and vegetable yields of the Company's food packaging, interim costing must be estimated.