Form 10-K, Exhibit 13
period 2016-03-31
Seneca Foods Corp
filed 2016-06-08
CIK 88948

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2016 (a)	2015	2014	2013(b)	2012

Net sales	$1,275,360	$1,286,350	$1,340,208	$1,276,297	$1,257,805

Operating income before interest (c)	$88,549	$20,354	$24,906	$72,315	$26,930
Interest expense, net	8,044	6,862	7,564	8,867	9,409
Net earnings (c)	54,458	9,899	13,779	41,413	11,256

Basic earnings per common share (c)	$5.46	$0.91	$1.24	$3.59	$0.93
Diluted earnings per common share (c)	5.42	0.90	1.23	3.57	0.92

Working capital	$274,429	$463,545	$452,771	$446,899	$425,082
Inventories	567,707	472,412	451,250	479,730	432,433
Net property, plant, and equipment	188,837	185,557	183,917	188,407	192,825
Total assets	895,327	806,448	768,853	798,456	738,036
Long-term debt
less current portion	35,967	271,634	216,239	230,016	226,873
Stockholders' equity	405,174	351,730	393,632	367,166	354,673

Additions to property, plant, and equipment	$9,966	$23,734	$19,448	$16,371	$27,425

Net earnings/average equity	14.4%	2.7%	3.6%	11.5%	3.2%
Earnings before taxes/sales	6.3%	1.1%	1.3%	5.0%	1.4%
Net earnings/sales	4.3%	0.8%	1.0%	3.2%	0.9%
Long-term debt/equity (d)	10.1%	77.2%	54.9%	62.6%	64.0%
Total debt/equity ratio	1.2:1	1.3:1	1.0:1	1.2:1	1.1:1
Current ratio	1.7:1	4.8:1	4.5:1	3.8:1	4.6:1

Total stockholders' equity per equivalent common share (e)	$40.63	$34.81	$35.25	$32.83	$29.15
Stockholders' equity per common share	41.15	35.33	36.12	33.62	29.81
Class A Global Market System
closing price range	35.78-25.85	32.65-25.06	36.07-27.80	33.63-21.42	29.73-18.34
Class B Global Market System
closing price range	44.88-32.00	41.00-27.91	36.29-27.42	33.40-21.41	29.70-19.20
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	6.70	34.00	25.60	9.20	28.70

(a) The fiscal 2016 financial results include five months and one month of operating activity related to the Gray and Diana acquisitions, respectively.
(b) The fiscal 2013 financial results include two and one-half months of operating activity related to the Sunnyside acquisition.
(c) The effect of using the LIFO inventory valuation method in fiscal 2016 was to increase operating earnings by $24.8 million and net earnings by $16.1 million or $1.62 per share ($1.60 diluted). The effect of using the LIFO inventory valuation method in fiscal 2015 was to reduce operating earnings by $10.7 million and net earnings by $6.9 million or $0.64 per share ($0.63 diluted). The effect of using the LIFO inventory valuation method in fiscal 2014 was to reduce operating earnings by $20.4 million and net earnings by $13.2 million or $1.19 per share ($1.19 diluted). The effect of using the LIFO inventory valuation method in fiscal 2013 was to increase operating earnings by $4.2 million and net earnings by $2.7 million or $0.24 per share ($0.24 diluted).
The effect of using the LIFO inventory valuation method in Fiscal 2012 was to reduce operating earnings by $47.4 million and net earnings by $30.8 million or $2.53 per share ($2.52 diluted).
(d) The long-term debt to equity percentage for fiscal 2015-2012 include the Revolving Credit Facility as discussed in Note 4, Long-Term Debt. During fiscal 2016, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to other fiscal years, the fiscal 2016 percentage would be 77.2%.
(e) Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into. See Note 7 of the Notes to Consolidated Financial Statements for conversion details.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is one of North America's leading providers of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from over 2,000 American farms.

Seneca holds a large share of the retail private label, food service, and export canned vegetable markets, distributing to over 90 countries.   Products are also sold under the highly regarded brands of Libby's®, Aunt Nellie's®, READ®, Cherryman® and Seneca labels, including Seneca snack chips.  In addition, Seneca provides vegetable products under a contract packing agreement with B&G Foods North America, under the Green Giant label.

During 2016, the Company acquired 100% of the stock of two businesses which pack and sell maraschino cherries, fruit cocktail cherries and glace or candied fruit products: Gray & Company ("Gray") and Diana Fruit Co., Inc. ("Diana").  In 2016, fruit represented 20% of the Company's sales including the acquisitions.

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

Restructuring

During 2016, the Company recorded a restructuring charge of $10.4 million related to the closing of a plant in the Northwest of which $0.2 million was related to severance cost, $5.1 million was related to asset impairments (contra fixed assets), and $5.1 million was related to other costs ($3.6 related to operating lease costs).  During 2016, the Company reduced the costs of the plant closing in the Midwest, started in 2015, by $0.1 million, mostly related to severance costs.

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

Divestitures, Other Charges and Credits

Other operating income in 2016 included a gain of $24.3 million related to a contractual payment received in conjunction with a relationship transfer agreement with General Mills.  The Company reversed a provision for the Prop 65 litigation of $0.2 million and reduced an environmental accrual by $0.1 million.  The Company also recorded a gain of $0.4 million from the sale of other fixed assets.

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

 Revolving Credit Facility

The Company completed the closing of a five-year revolving credit facility ("Revolver") on July 20, 2011. During 2016, the Company exercised $75.0 million for the in-season facility and $100.0 million for the off-season facility of the remaining $150.0 million accordion feature of its existing revolving credit facility pursuant to the Second Amended and Restated Loan and Security Agreement dated July 20, 2011.  Maximum borrowings under the Revolver total $400.0 million from April through July and $475.0 million from August through March.  The Revolver balance as of March 31, 2016 was $271.6 million and is included in Current Portion of Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver's July 20, 2016 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver.  The Revolver is secured by the Company's accounts receivable and inventories and contains a financial covenant and borrowing base requirements.  The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company packages. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company's need to draw on the Revolver may fluctuate significantly throughout the year.

The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver.  Although subject to change, the agreement being negotiated provides for a five-year term, a $400.0 million facility amount that is seasonally adjusted to $500.0 million, and interest based upon LIBOR-based spread.  Closing of this new credit facility is subject to normal and customary documentation and closing conditions.

The Company believes that cash flows from operations and availability under its new Revolver will provide adequate funds for the Company's working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Seasonality

The Company's revenues typically are higher in the second and third fiscal quarters. This is due, in part, because the Company sells, on a bill and hold basis, Green Giant canned and frozen vegetables to B&G Foods at the end of each pack cycle, which typically occurs during these quarters. B&G Foods buys the product from the Company at cost plus an equivalent case tolling fee. See the Critical Accounting Policies section for further details. The Company's non-Green Giant sales also exhibit seasonality with the third fiscal quarter generating the highest sales due to increased retail sales during the holiday season.

The seasonality of the Company's business is illustrated by the following table:

Management's Discussion and Analysis of
Financial Condition and Results of Operations

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2016:
Net sales	$226,258	$313,202	$432,198	$303,702
Gross margin	20,899	29,073	53,382	44,041
Net earnings	2,968	6,522	31,123	13,845
Inventories (at quarter end)	482,556	761,703	631,181	567,707
Revolver outstanding (at quarter end)	197,350	304,468	309,211	271,592

Year ended March 31, 2015:
Net sales	$240,043	$312,161	$456,207	$277,939
Gross margin	17,341	17,133	26,435	23,454
Net earnings (loss)	(107)	(578)	7,819	2,765
Inventories (at quarter end)	467,290	731,527	547,149	472,412
Revolver outstanding (at quarter end)	180,050	302,220	255,000	233,000

Short-Term Borrowings

During 2016 and 2015, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates.  As of March 31, 2016, these interim notes had not been converted into operating leases since the equipment was not yet delivered.  These notes, which total $0.4 million and $9.9 million as of March 31, 2016 and 2015, respectively, are included in notes payable in the accompanying Consolidated Balance Sheets.  These notes are expected to be converted into operating leases within the next twelve months. Until then, they bear interest at an annual rate of 1.94% in 2016 and 1.67% in 2015.

The maximum level of short-term borrowings during 2016 was affected by the two acquisitions totaling $38.3 million and the higher inventory due to the large pack totaling $95.2 million.  During 2015, the maximum level of short-term borrowings was affected by the 50% investment in Truitt Bros. Inc. of $16.2 million, which took place in April 2014, and the purchase of treasury stock totaling $33.5 million. Details of the acquisitions are outlined in Note 2 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowings during 2016 and 2015:

	Fourth Quarter		Year Ended
	2016	2015	2016	2015
	(In thousands)
Reported end of period:
Revolver outstanding	$271,592	$233,000	$271,592	$233,000
Weighted average interest rate	1.95%	1.92%	1.95%	1.92%
Reported during period:
Maximum Revolver	$321,000	$263,627	$323,980	$323,646
Average Revolver outstanding	$304,104	$252,013	$260,886	$234,726
Weighted average interest rate	1.92%	1.93%	1.93%	1.63%

Long-Term Debt

At March 31, 2016, the Company has two mortgages outstanding for $14.6 million, and four industrial revenue bonds ("IRBs"), totaling $22.6 million. As discussed in Note 4 of the Notes to Consolidated Financial Statements, the Company classified its Revolver balance as current portion of long-term debt at March 31, 2016. On August 1, 2013, the Company paid a final $36.7 million principal payment due on a secured note payable to John Hancock Life Insurance Company. The Company issued a $1.5 million new economic development note during 2014. The Company did not issue any significant long-term debt in 2016 and 2015, other than the Revolver.

As of March 31, 2016, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2016 Revolver balance of $271.6 million is presented as being due in fiscal 2017, based upon the Revolver's July 20, 2016 maturity date (in thousands):

Management's Discussion and Analysis of
Financial Condition and Results of Operations

2017	$279,572
2018	7,904
2019	3,034
2020	2,531
2021	7,019
Thereafter	15,479
Total	$315,539

Restrictive Covenants

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require the Company to meet a minimum fixed charge coverage ratio. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the fixed charge coverage ratio within the Master Reimbursement Agreement with Wells Fargo, which relates to the Secured Industrial Revenue Development Bonds. In connection with the Company's decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2016.

Capital Expenditures

Capital expenditures in 2016 totaled $9.9 million and were equipment replacements and other improvements, and cost saving projects but no major projects in 2016. Capital expenditures in 2015 totaled $26.2 million and there were two major projects in 2015 as follows: 1) $7.5 million to complete a warehouse project in Sunnyside, Washington started in 2014, and 2) $2.1 million to buyout a Clyman, Wisconsin equipment lease. Capital expenditures in 2014 totaled $17.0 million and included $7.6 million towards the completion of a pouch building project in Janesville, Wisconsin, and $3.6 million for the start of a warehouse project in Sunnyside, Washington, equipment replacements and other improvements, and cost saving projects.

Accounts Receivable

In 2016, accounts receivable increased by $6.2 million or 8.8% versus 2015, due to higher sales volume in the fourth quarter of 2016 compared to 2015 and the cherry businesses we added in 2016. In 2015, accounts receivable decreased by $7.1 million or 9.3% versus 2014, due to the impact of decreased sales volume in the fourth quarter of 2015 compared to 2014.

Inventories

In 2016, inventories increased by $95.3 million primarily reflecting the effect of higher finished goods quantities and higher work in process quantities and the $24.8 million LIFO reserve decline. The LIFO reserve balance was $139.3 million at March 31, 2016 versus $164.1 million at the prior year end.

In 2015, inventories increased by $21.1 million primarily reflecting the effect of higher finished goods quantities and higher work in process quantities. The LIFO reserve balance was $164.1 million at March 31, 2015 versus $153.4 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Critical Accounting Policies
In October 2015, the Company, B&G Foods North America ("B&G"), General Mills, Inc. and GMOL entered into a Relationship Transfer Agreement.  Pursuant to the terms of the Relationship Transfer Agreement (i) the Company consented to the assignment by GMOL of the Second Amended and Restated Alliance Agreement ("Alliance Agreement") and certain related agreements to B&G in connection with the sale by GMOL of its Green Giant and Le Sueur businesses to B&G, (ii) effective upon such assignment, each of the Company and General Mills have released the other party from any future obligations under the Alliance Agreement and certain related agreements; (iii) GMOL paid Seneca for this assignment $24.3 million at the closing of the sale of GMOL's Green Giant and Le Sueur business to B&G. The effective date of the assignment was November 2, 2015.  Subsequent to that date, the Company and B&G have entered into a Contract Packing Agreement that replaced the Alliance Agreement.  During the year ended March 31, 2016, the Company sold for cash, on a bill and hold basis, $126.1 million of Green Giant finished goods inventory to GMOL and B&G. As of March 31, 2016, $58.8 million of this product, included in 2016 sales, remained unshipped. At the time of the sale of the Green Giant vegetables, title of the specified inventory transferred. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.
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

Obligations and Commitments

As of March 31, 2016, the Company was obligated to make cash payments in connection with its debt, operating and capital leases, and purchase commitments. The effect of these obligations and commitments on the Company's liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

	Contractual Obligations
	March 31, 2016

				2022
	2017	2018-19	2020-21	and beyond	Total
	(In thousands)
Long-term debt	$279,572	$10,938	$9,550	$15,479	$315,539
Interest	3,408	2,401	1,677	2,313	9,799
Operating lease obligations	43,392	72,395	51,163	28,918	195,868
Purchase commitments	183,564	—	—	—	183,564
Capital lease obligations	243	526	583	3,879	5,231
Total	$510,179	$86,260	$62,973	$50,589	$710,001

In addition, the Company's defined benefit plan has an unfunded pension liability of $37.8 million which is subject to certain actuarial assumptions.  The unfunded status decreased by $17.2  million during 2016 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2016.  This unfunded status reduction was recognized via the actual gain on plan assets and the decrease in accumulated other comprehensive loss of $3.5 million after the income tax benefit of $2.4 million.  The increase in projected benefit obligation was a function of using the full yield curve approach, an increase in the discount rate from 4.15% to 4.36% and the change to using an updated mortality table. During 2016, the Company converted to the 2006 base rates from the RP-2014 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2015 for calculating the pension obligation in 2016 and the related pension expense in 2017.  Effective March 31, 2016, the Company elected to change the approach used to calculate the service and interest cost components of the net periodic benefit cost for it pension and postretirement benefit plans to provide a more precise measurement of service and interest costs.  Historically the Company calculated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.  Going forward the new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.  The change does not affect the measurement of pension and postretirement obligations and is accounted for as a change in accounting estimate, which is applied prospectively.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Plan assets increased from $157.9 million as of March 31, 2015 to $176.2 million as of March 31, 2016 due to a continued recovery in market conditions and the $23.1 million contribution by the Company.  The Company made this contribution to maintain its funding status at an acceptable level.

During 2016, the Company entered into new operating leases of approximately $57.4 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment.
Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2016 season.
Due to uncertainties related to uncertain tax positions, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company's standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2016, the Company had $13.2 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company's Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2016, the Company's cash and cash equivalents decreased by $2.0 million, which is due to the net impact of $39.2 million provided by operating activities, $47.6 million used in investing activities, and $6.4 million provided by financing activities.

Operating Activities

Cash provided by operating activities increased to $39.2 million in 2016 from $19.4 million in 2015. The increase is primarily attributable to an increase in net earnings and a decrease in other current assets (mostly lease deposits), partially offset by an increase in inventories in 2016 versus 2015. The 2016 LIFO credit of $24.8 million resulted in a decrease in the tax payment deferral of $8.9 million.  During 2016, the Company made a $23.1 million contribution to its pension plan compared to a $0.4 million contribution in the previous year.  The 2016 net earnings reflect the effect of a $24.3 million payment received from General Mills related to a relationship transfer agreement.

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

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Investing Activities

Cash used in investing activities was $47.6 million for 2016, principally reflecting capital expenditures and two acquisitions totaling $38.8 million. Capital expenditures aggregated $9.9 million in 2016 versus $26.2 million in 2015. The decrease was primarily attributable to the fact there were no large projects in 2016.

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

Financing Activities

Cash provided by financing activities was $6.5 million in 2016 representing a net increase in the Revolver of $22.6 million partially offset by a partial payoff of interim funding of $9.5 million and the purchase of $6.3 million of treasury stock during 2016 versus $33.5 million purchased in 2015.

Cash provided by financing activities was $19.5 million in 2015 representing a net increase in the Revolver of $55.6 million partially offset by a partial payoff of interim funding of $2.4 million and the purchase of $33.5 million of treasury stock during 2015 versus $0.7 million purchased in 2014.

RESULTS OF OPERATIONS

Classes of similar products/services:	2016	2015	2014
	(In thousands)
Net Sales:
Green Giant *	$144,310	$161,993	$177,881
Canned vegetables	746,501	754,556	753,318
Frozen	94,710	94,648	107,109
Fruit	253,658	234,918	264,549
Snack	12,336	11,667	11,496
Other	23,845	28,568	25,855
Total	$1,275,360	$1,286,350	$1,340,208

* Green Giant includes canned and frozen vegetables exclusively for GMOL or B&G Foods.

Fiscal 2016 versus Fiscal 2015

Net sales for 2016 decreased $11.0 million, from $1,286.4 million to $1,275.4 million. The decrease primarily reflects a $0.7 million increase in Snack sales, a $19.0 million increase in fruit sales in part due to the October 2015 Gray acquisition and the February 2016 Diana acquisition, a $17.7 million decrease in Green Giant sales, a $8.3 million decrease in canned vegetables sales and a $4.7 million decrease in other sales. The decrease in sales is attributable to decreased sales volume of $11.1 million partially offset by higher selling prices/more favorable sales mix of $0.1 million. The slightly increased selling prices/more favorable sales mix is primarily due to canned and frozen vegetables.

Cost of product sold as a percentage of sales decreased from 93.4% in 2015 to 88.4% in 2016 primarily as a result of a $24.6 million LIFO charge decrease in 2016, due to lower commodity and steel costs, and somewhat higher selling prices in 2016 versus 2015.

Selling, general and administrative expense was 5.8% of sales in 2016 and 5.2% of sales in 2015.  This increase is due in part to higher employment costs in 2016 than 2015.

Other operating income in 2016 included a gain of $24.3 million related to a contractual payment received in conjunction with a relationship transfer agreement with General Mills.  The Company reversed a provision for the Prop 65 litigation of $0.2 million and reduced an environmental accrual by $0.1 million.  The Company also recorded a gain of $0.4 million from the sale of other fixed assets.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Plant restructuring costs, which are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations, increased from $1.4 million in 2015 to $10.3 million in 2016.  The $10.3 million was mostly due to the closing of a plant in the Northwest.

Interest expense, net, increased from $6.9 million in 2015 to $8.0 million in 2016 due to the higher average Revolver borrowings in 2016 versus 2015 due to the two acquisitions in 2016 and the higher inventories in 2016 than 2015.

As a result of the aforementioned factors, pre-tax earnings increased from $14.1 million in 2015 to $80.5 million in 2016. The effective tax rate was 32.3% in 2016 and 29.9% in 2015. Of the 2.4 percentage point increase in the effective tax rate for the year, the major contributor to this increase is with the federal credits for Research and Development, Work Opportunity Tax Credit and fuel.  These credits are largely fixed and with the significant increase in pre-tax earnings for 2016, these credits are a smaller percentage of pre-tax earnings in comparison to 2015.  This accounts for 2.0 percent of the increase.

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

Interest expense, net, decreased from $7.6 million in 2014 to $6.9 million in 2015 due to the continuing pay down of higher cost debt in 2015 partially offset by higher average Revolver borrowings in 2015 versus 2014.

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

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on April 1, 2018 (beginning of fiscal 2019). Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The Company does not anticipate a material impact on the Company's financial position, results of operations or cash flows as a result of this change.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes which requires that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and be presented as a single noncurrent amount in a classified balance sheet.  This standard is effective for the Company for fiscal years beginning after December 15, 2017 (beginning of fiscal 2019).  Early adoption is permitted.  The Company adopted this standard during 2016 on a prospective basis.  Prior periods were not retrospectively adjusted.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases.  The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018 (beginning fiscal 2020), including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.  While we are still evaluating the impact of our pending adoption of the new standard on our consolidated financial statements, we expect that upon adoption we will recognize ROU assets and lease liabilities and that the amounts could be material.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $8.6 million in cash equivalents as of March 31, 2016. As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable. Long-term debt bears interest at fixed and variable rates. With $283.5 million in average variable-rate debt during fiscal 2016, a 1% change in interest rates would have had a $2.8 million effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2016.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2016
(In thousands)

	P A Y M E N T S B Y Y E A R
							Total/	Estimated
							Weighted	Fair
	2017	2018	2019	2020	2021	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$7,980	$2,844	$3,034	$2,531	$2,344	$2,584	$21,317	$21,256
Average interest rate	5.98%	6.62%	6.67%	6.71%	6.61%	6.87%	6.58%
Variable-rate L/T debt:
Principal cash flows	$271,592	$5,060	$-	$-	$4,675	$12,895	$294,222	$294,222
Average interest rate	1.95%	3.02%	-%	-%	3.02%	3.02%	2.03%
Average Revolver debt:
Principal cash flows							$260,886	$260,886
Average interest rate							1.93%
Short-term investments:
Average balance							$5,656	$5,656
Average interest rate							0.21%

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company's business, are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company's production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $183.6 million in produce costs expected during 2017, a 1% change would have a $1.8 million effect on inventory costs. A 1% change in steel unit costs would equate to a $0.9 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

Years ended March 31,	2016	2015	2014

Net sales	$1,275,360	$1,286,350	$1,340,208

Costs and expenses:
Cost of products sold	1,127,965	1,201,987	1,247,943
Selling, general, and administrative expense	73,515	67,381	70,129
Other operating income, net	(24,971)	(4,748)	(3,271)
Plant restructuring	10,302	1,376	501
Total costs and expenses	1,186,811	1,265,996	1,315,302

Operating income	88,549	20,354	24,906
Loss (earnings) from equity investment	48	(628)	-
Interest expense, net of interest income of
$54, $18, and $4, respectively	8,044	6,862	7,564

Earnings before income taxes	80,457	14,120	17,342
Income tax expense	25,999	4,221	3,563
Net earnings	$54,458	$9,899	$13,779

Basic earnings per common share	$5.46	$0.91	$1.24

Diluted earnings per common share	$5.42	$0.90	$1.23

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2016	2015	2014

Comprehensive income (loss):
Net earnings	$54,458	$9,899	$13,779
Change in pension and postretirement benefits
(net of income tax of $2,179, $13,140, and $7,222, respectively)	3,408	(20,552)	11,296

Total	$57,866	$(10,653)	$25,075

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2016	2015

Assets
Current Assets:
Cash and cash equivalents	$8,602	$10,608
Accounts receivable, less allowance for doubtful accounts
of $111 and $145, respectively	76,788	70,591
Assets held for sale	5,025	-
Inventories:
Finished products	366,911	301,705
In process	17,122	10,167
Raw materials and supplies	183,674	160,540
	567,707	472,412
Deferred income taxes, net	-	6,997
Other current assets	15,765	27,439
Total Current Assets	673,887	588,047
Deferred income tax asset, net	12,897	14,829
Other assets	19,706	18,015
Property, plant, and equipment:
Land	22,430	20,971
Buildings and improvements	204,944	200,739
Equipment	359,927	347,169
	587,301	568,879
Less accumulated depreciation and amortization	398,464	383,322
Net property, plant, and equipment	188,837	185,557
Total Assets	$895,327	$806,448

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable	$402	$9,903
Accounts payable	67,410	68,859
Accrued vacation	11,792	11,347
Accrued payroll	9,438	6,344
Other accrued expenses	27,627	23,732
Current portion of long-term debt and capital lease obligations	279,815	2,530
Income taxes payable	2,974	1,787
Total Current Liabilities	399,458	124,502
Long-term debt, less current portion	35,967	271,634
Pension liabilities	37,798	54,960
Other liabilities	11,942	3,622
Capital lease obligations, less current portion	4,988	-
Total Liabilities	490,153	454,718
Commitments and contingencies
Stockholders' Equity:
Preferred stock	1,344	2,119
Common stock	3,023	3,010
Additional paid-in capital	97,373	96,578
Treasury stock, at cost	(65,709)	(61,277)
Accumulated other comprehensive loss	(28,396)	(31,804)
Retained earnings	397,539	343,104
Total Stockholders' Equity	405,174	351,730
Total Liabilities and Stockholders' Equity	$895,327	$806,448

Consolidated Statements of Cash Flows
Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2016	2015	2014

Cash flows from operating activities:
Net earnings	$54,458	$9,899	$13,779
Adjustments to reconcile net earnings to
net cash provided by operations:
Depreciation and amortization	21,737	21,834	23,281
Deferred income tax benefit	(533)	(612)	(3,798)
(Gain) loss on the sale of assets	(432)	2	(325)
Impairment provision	10,302	264	341
Loss (earnings) from equity investment	48	(628)	-
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	1,289	6,373	1,276
Inventories	(52,185)	(21,162)	28,320
Other current assets	12,544	6,155	(8,295)
Accounts payable, accrued expenses,
and other liabilities	(10,316)	(3,567)	4,236
Income taxes	2,246	874	(3,187)
Net cash provided by operating activities	39,158	19,432	55,628

Cash flows from investing activities:
Additions to property, plant, and equipment	(9,864)	(26,213)	(17,027)
Purchase of an equity method investment	-	(16,242)	-
Cash paid for acquisitions (net of cash acquired)	(38,795)	-	-
Proceeds from the sale of assets	1,026	337	998
Net cash used in investing activities	(47,633)	(42,118)	(16,029)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	355,932	384,510	393,972
Payments of long-term debt	(333,382)	(328,862)	(445,642)
(Payments) borrowings on notes payable	(9,501)	(2,352)	12,255
Change in other assets	(305)	(312)	248
Purchase of treasury stock	(6,252)	(33,506)	(674)
Preferred stock dividends paid	(23)	(23)	(23)
Net cash provided by (used in) financing activities	6,469	19,455	(39,864)

Net decrease in cash and cash equivalents	(2,006)	(3,231)	(265)
Cash and cash equivalents, beginning of year	10,608	13,839	14,104
Cash and cash equivalents, end of year	$8,602	$10,608	$13,839

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$6,820	$5,116	$6,586
Income taxes	24,108	6,003	10,695
Noncash transactions:
Property, plant and equipment issued under capital lease	5,313	-	-

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2013	$5,422	$2,955	$93,069	$(31,204)	$(22,548)	$319,472
Net earnings	-	-	-	-	-	13,779
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Stock issued for profit sharing plan	-	-	4	-	-	-
Contribution of 401(k) match	-	-	-	1,984	-	-
Purchase of treasury stock	-	-	-	(674)	-	-
Preferred stock conversion	(90)	3	87	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $7,222)	-	-	-	-	11,296	-
Balance March 31, 2014	5,332	2,958	93,260	(29,894)	(11,252)	333,228
Net earnings	-	-	-	-	-	9,899
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Stock issued for profit sharing plan	-	1	56	-	-	-
Contribution of 401(k) match	-	-	-	2,123	-	-
Purchase of treasury stock	-	-	-	(33,506)	-	-
Preferred stock conversion	(3,213)	51	3,162	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $13,140)	-	-	-	-	(20,552)	-
Balance March 31, 2015	2,119	3,010	96,578	(61,277)	(31,804)	343,104
Net earnings	-	-	-	-	-	54,458
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	33	-	-	-
Contribution of 401(k) match	-	-	-	1,820	-	-
Purchase of treasury stock	-	-	-	(6,252)	-	-
Preferred stock conversion	(775)	13	762	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $2,179)	-	-	-	-	3,408	-
Balance March 31, 2016	$1,344	$3,023	$97,373	$(65,709)	$(28,396)	$397,539

	Preferred Stock				Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2016	200,000	1,400,000	90,826	500	20,000,000	10,000,000

Shares outstanding:
March 31, 2014	200,000	807,240	90,901	257,790	8,735,714	2,013,953
March 31, 2015	200,000	807,240	90,826	50,500	7,926,280	1,967,958
March 31, 2016	200,000	807,240	90,826	500	$7,918,069	$1,894,599
Stock amount	$50	$202	$1,084	$8	$2,519	$504

See notes to consolidated financial statements. 15 Notes to Consolidated Financial Statements
Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the "Parent Company") and subsidiaries (the "Company") conducts its business almost entirely in food packaging, operating 28 plants and 32 warehouses in ten states. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the Parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice but hold the goods ("Bill and Hold") for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the years ended March 31, 2016 and 2015, the Company sold for cash, on a bill and hold basis, $126.1 million and $138.6 million, respectively, of Green Giant finished goods inventory. At the time of the sale of the Green Giant vegetables, title of the specified inventory transferred. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment. As of March 31, 2016, $58.8 million of 2016 product remained unshipped.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company's total sales. GMOL sales represented 11%, 13% and 13% of net sales in each of 2016, 2015 and 2014, respectively. The top ten customers, including GMOL, represented approximately 48%, 49% and 50% of net sales for 2016, 2015 and 2014, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

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

Notes to Consolidated Financial Statements
Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2016, there were $0.1 million of unamortized financing cost included in other current assets and $0.1 million of unamortized financing costs included in other assets on the Consolidated Balance Sheets.

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

Shipping and Handling Costs — The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of products sold.   The shipping and handling costs billed to customers in net sales were $38.3  million, $38.8 million and $41.3 million in 2016, 2015, and 2014, respectively.

Advertising Costs — Advertising costs are expensed as incurred.  Advertising costs charged to operations were $2.0 million, $1.7 million and $1.5 million in 2016, 2015 and 2014, respectively.

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

Notes to Consolidated Financial Statements

Years ended March 31,	2016	2015	2014
	(In thousands, except per share amounts)
Basic
Net earnings	$54,458	$9,899	$13,779
Deduct preferred stock dividends	23	23	23
Undistributed earnings	54,435	9,876	13,756
Earnings attributable to participating
preferred shareholders	544	160	438
Earnings attributable to common
shareholders	$53,891	$9,716	$13,318
Weighted average common shares
outstanding	9,878	10,690	10,747
Basic earnings per common share	$5.46	$0.91	$1.24
Diluted
Earnings attributable to common
shareholders	$53,891	$9,716	$13,318
Add dividends on convertible
preferred stock	20	20	20
Earnings attributable to common
stock on a diluted basis	$53,911	$9,736	$13,338
Weighted average common shares
outstanding-basic	9,878	10,690	10,747
Additional shares to be issued related to
the equity compensation plan	3	5	5
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	9,948	10,762	10,819
Diluted earnings per share	$5.42	$0.90	$1.23

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $21.4 million, $21.5 million, and $22.9 million in 2016, 2015, and 2014, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were $5.1 million of impairment losses in 2016 included in Plant Restructuring (see Note 14, Plant Restructuring).  There were no significant impairment losses in 2015 and 2014.

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

Recently Issued Accounting Standards — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on April 1, 2018 (beginning of fiscal 2019). Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The Company does not anticipate a material impact on the Company's financial position, results of operations or cash flows as a result of this change.

Notes to Consolidated Financial Statements
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes which requires that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and be presented as a single noncurrent amount in a classified balance sheet.  This standard is effective for the Company for fiscal years beginning after December 15, 2017 (beginning of fiscal 2019).  Early adoption is permitted.  The Company adopted this standard during 2016 on a prospective basis.  Prior periods were not retrospectively adjusted.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases.  The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018 (beginning fiscal 2020), including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available.  While we are still evaluating the impact of our pending adoption of the new standard on our consolidated financial statements, we expect that upon adoption we will recognize ROU assets and lease liabilities and that the amounts could be material.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current period classification.

2. Acquisitions

In October 2015, the Company completed the acquisition of 100% of the stock of Gray & Company.  The business, based in Hart, Michigan, is a processor of maraschino cherries and a provider of glace or candied fruit products.  This acquisition includes a plant in Dayton, Oregon. The purchase price was approximately $23.8 million (net of cash acquired) plus the assumption of certain liabilities.  In conjunction with the closing, the Company paid off $12.0 million of liabilities acquired.  The rationale for the acquisition was twofold: (1) the business is a complementary fit with the existing business and (2) it provides an extension of the Company's product offerings.  This acquisition was financed with proceeds from the Company's revolving credit facility.  The purchase price to acquire Gray & Company was allocated based on the internally developed preliminary fair value of the assets acquired and liabilities assumed and the independent valuation of inventory, intangibles, and property, plant, and equipment.  The purchase price of $23.8 million has been allocated as follows (in thousands):

Purchase Price (net of cash received)	$23.8

Allocated as follows:
Current assets	$36.6
Other long-term assets	1.4
Property, plant and equipment	13.7
Deferred taxes	(7.7)
Current liabilities	(16.0)
Other long-term liabilities	(4.2)
Total	$23.8

In February 2016, the Company completed the acquisition of 100% of the stock of Diana Fruit Co., Inc.  The business, based in Santa Clara, California, is a processor of maraschino cherries and cherries for fruit cocktail.  The purchase price was approximately $15.0 million (net of cash acquired) plus the assumption of certain liabilities.  In conjunction with the closing, the Company paid off $1.4 million of liabilities acquired.  The rationale for the acquisition was the business is a complementary fit with the recent acquisition of Gray & Company.  This acquisition was financed with proceeds from the Company's revolving credit facility.  The purchase price to acquire Diana was allocated based on the internally developed preliminary fair value of the assets acquired and liabilities assumed and the preliminary independent valuation of inventory, intangibles, and property, plant, and equipment.  The purchase price of $15.0 million has been allocated as follows (in thousands):

Notes to Consolidated Financial Statements

Purchase Price (net of cash received)	$15.0

Allocated as follows:
Current assets	$16.8
Other long-term assets	0.5
Property, plant and equipment	0.9
Deferred taxes	0.4
Current liabilities	(3.6)
Total	$15.0

The Company's Consolidated Statement of Net Earnings for the year ended March 31, 2016 includes five months of the acquired Gray & Company and one month of Diana Fruit operating results which amounted to Net Sales of $25.5 million and Net Loss of $1.7 million.  If Gray and Diana had been acquired at the beginning of the year ended March 31, 2015, total Net Sales would be $1,324.8 million (unaudited) for 2016 and $1,363.7 million (unaudited) for 2015 and Net Earnings would have been $54.2 million (unaudited) for 2016 and $8.6 million (unaudited) for 2015.
In April 2014, the Company purchased a 50% equity interest in Truitt Bros. Inc. ("Truitt") for $16.2 million.  The purchase agreement grants the Company the right to acquire the remaining 50% ownership of Truitt in the future under certain conditions.  Truitt is known for its industry innovation related to packing shelf stable foods in trays, pouches and bowls.  Truitt has two state-of-the-art plants located in Oregon and Kentucky.  This investment is included in Other Assets in the Consolidated Balance Sheets as of March 31, 2016 and is accounted for using the equity method of accounting.

3.  Short-Term Borrowings

The Company completed the closing of a five-year revolving credit facility ("Revolver") on July 20, 2011. During 2016, the Company exercised $75.0 million for the in-season facility and $100.0 million for the off-season facility of the remaining $150.0 million accordion feature of its existing revolving credit facility pursuant to the Second Amended and Restated Loan and Security Agreement dated July 20, 2011.  Maximum borrowings under the Revolver total $400.0 million from April through July and $475.0 million from August through March.  The Revolver balance as of March 31, 2016 was $271.6 million and is included in Current Portion of Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver's July 20, 2016 maturity, with a weighted average interest rate of 1.95% (LIBOR plus a spread). The Revolver is secured by accounts receivable and inventories with a carrying value of $644.6 million.  The Company had $13.2 million and $11.0 million of outstanding standby letters of credit as of March 31, 2016 and 2015, respectively, which reduces borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.
The Company is in the process of negotiating a replacement line of credit that is expected to be in place prior to the maturity of the existing Revolver.  Although subject to change, the agreement being negotiated provides for a five-year term, a $400.0 million facility amount that is seasonally adjusted to $500.0 million, and interest based upon LIBOR-based spread.  Closing of this new credit facility is subject to normal and customary documentation and closing conditions.

During 2016 and 2015, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates.  As of March 31, 2016, these interim notes had not been converted into operating leases since the equipment was not yet delivered.  These notes, which total $0.4 million and $9.9 million as of March 31, 2016 and 2015, respectively, are included in notes payable in the accompanying Consolidated Balance Sheets.  These notes are expected to be converted into operating leases within the next twelve months. Until then, they bear interest at an annual rate of 1.94% in 2016 and 1.67% in 2015.

Notes to Consolidated Financial Statements

4. Long-Term Debt

	2016	2015
	(In thousands)
Revolving credit facility,
1.95% and 1.92%, due through 2017	$271,592	$233,000
Secured Industrial Revenue Development Bonds,
3.02%, and 2.97%, due through 2029	22,630	22,630
Secured promissory note,
6.98%, due through 2022	12,114	13,769
Lease financing obligations,
2.62%, due through 2020	5,313	-
Secured promissory note,
6.35%, due through 2020	2,474	3,122
2.00%, due through 2021	1,200	1,398
Other	216	245
	315,539	274,164
Less current portion	279,572	2,530
	35,967	271,634

See Note 3, Short-Term Borrowings, for discussion of the Revolver.

The Company's debt agreements, including the Revolver, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the fixed charge coverage ratio within the Master Reimbursement Agreement with Wells Fargo, which relates to the Secured Industrial Revenue Development Bonds. In connection with the Company's decision to adopt the LIFO method of inventory accounting, effective December 30, 2007, the Company executed amendments to its debt agreements, which enable the Company to compute its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2016.

The Company's debt agreements limit the payment of dividends and other distributions.  There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

The Company has four outstanding Industrial Revenue Development Bonds ("IRBs"), totaling $22.6 million that are secured by direct pay letters of credit. The interest rates shown for these IRBs in the table above reflect the costs of the direct pay letters of credit and amortization of other related costs of those IRBs.  A Master Reimbursement Agreement with Wells Fargo, which provides for the direct pay letters of credit, expires in July 2016.

The Company entered into sale-leaseback transaction that did not qualify for sale-leaseback accounting due to certain forms of continuing involvement and, as a result, the lease was classified as a financing transaction in the Company's consolidated financial statements. Under the financing method, the assets remain on the consolidated balance sheet and the net proceeds received by the Company from these transactions are recorded as a lease financing liability. Payments under these leases are applied as payments of imputed interest and deemed principal on the underlying financing obligations. This lease generally provides for an initial term of 10 years with a nine year buyout option.

On August 1, 2013, the Company paid a final $36.7 million principal payment due on a secured note payable to John Hancock Life Insurance Company.

The carrying value of assets pledged for secured debt, including the Revolver, is $752.8 million.

Notes to Consolidated Financial Statements
Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2017	$279,572
2018	7,904
2019	3,034
2020	2,531
2021	7,019
Thereafter	15,479
Total	$315,539

5. Leases

The Company had a new capital lease in fiscal 2016 and no capital leases as of March 31, 2015. The new capital lease is a building lease that bears an interest rate of 5.2%.  The cost is $5.3 million and the accumulated amortization is $0.1 million.

Leased assets under capital leases consist of the following:

	2016	2015
Land	-	-
Buildings	$5,313	-
Equipment	-	-
	5,313	-
Less accumulated amortization	89	-
	$5,224	-

The Company has operating leases expiring at various dates through 2030. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating and capital lease payments due as of March 31, 2016 (in thousands):

Years ending March 31:	Operating	Capital
2017	$43,392	$507
2018	38,649	507
2019	33,746	507
2020	28,784	507
2021	22,379	507
2022-2030	28,918	4,943
Total minimum payment required	$195,868	$7,478
Less interest		2,247
Present value of minimum lease payments		5,231
Amount due within one year		243
Long-term capital lease obligation		$4,988

Lease expense in fiscal 2016, 2015 and 2014 was $51.4 million, $49.6 million and $43.9 million, respectively.

Notes to Consolidated Financial Statements

6. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows:

	2016	2015	2014
	(In thousands)
Current:
Federal	$24,579	$4,380	$7,238
State	1,953	453	123
	26,532	4,833	7,361
Deferred:
Federal	(689)	(925)	(3,231)
State	156	313	(567)
	(533)	(612)	(3,798)
Total income taxes	$25,999	$4,221	$3,563

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2016	2015	2014
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of federal tax benefit)	2.7	2.9	3.4
State tax credits	(0.9)	(8.7)	(1.6)
Federal credits	(0.4)	(2.4)	(3.6)
Manufacturer's deduction	(3.9)	(5.0)	(4.6)
(Reversal of) addition to uncertain tax positions	0.2	(1.0)	(0.8)
State VDA/Nexus Changes	-	-	(1.7)
Other permanent differences not deductible	(0.2)	0.7	0.5
Change in valuation allowance	0.1	9.9	(2.1)
Tax effect of pension contribution	-	-	0.4
Other	(0.3)	(1.5)	(4.4)
Effective income tax rate	32.3%	29.9%	20.5%

The effective tax rate was 32.3% in 2016 and 29.9% in 2015. Of the 2.4 percentage point increase in the effective tax rate for the year, the major contributor to this increase is with the federal credits for Research and Development, Work Opportunity Tax Credit and fuel.  These credits are largely fixed and with the significant increase in pre-tax earnings for 2016, these credits are a smaller percentage of pre-tax earnings in comparison to 2015.  This accounts for 2.0 percent of the increase.
The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2016	2015
	(In thousands)
Deferred income tax assets:
Future tax credits	$3,807	$4,021
Inventory valuation	-	2,348
Employee benefits	3,174	3,009
Insurance	881	816
Other comprehensive loss	18,154	20,335
Interest	21	46
Prepaid revenue	571	701
Other	2,804	1,364
Pension	-	1,372
Severance	3	256
	29,415	34,268

Deferred income tax liabilities:
Property basis and depreciation difference	9,330	9,129
481(a) adjustment	880	1,281
Inventory valuation	1,247	-
Intangibles	235	-
Earnings from equity investment	69	245
Pension	2,896	-
	14,657	10,655
Valuation allowance - non-current	1,861	1,787
Net deferred income tax asset	$12,897	$21,826

Notes to Consolidated Financial Statements
Net current deferred income tax assets of none and $7.0 million as of March 31, 2016 and 2015, respectively, are recognized in the Consolidated Balance Sheets. Also recognized are net non-current deferred income tax assets of $12.9 million as of March 31, 2016 and net non-current deferred income tax liabilities of $14.8 million as of March 31, 2015.
In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes which requires that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and be presented as a single noncurrent amount in a classified balance sheet.  This standard is effective for the Company for fiscal years beginning after December 15, 2017 (beginning of fiscal 2019).  Early adoption is permitted.  The Company adopted this standard during 2016 on a prospective basis.  Prior periods were not retrospectively adjusted.
The Company has State tax credit carryforwards amounting to $1.2 million (California, net of Federal impact), $0.8 million (New York, net of Federal impact), and $1.7 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2031 (Wisconsin), through 2031 (New York), and through 2026 (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2016, the Company has recorded a valuation allowance amounting to $1.9 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.
Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement.  The change in the liability for the years ended March 31, 2016 and 2015 consists of the following:

	2016	2015
	(In thousands)
Beginning balance	$464	$2,273

Tax positions related to current year:
Additions	291	13

Tax positions related to prior years:
Additions	241	-
Reductions	(7)	(1,822)
Settlements	(166)	-
Lapses in statues of limitations	(129)	-
Balance as of March 31,	$694	$464

Neither balances at March 31, 2016 and 2015 include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2016 and 2015, the Company recognized approximately $0.1 million decrease and $0.1 million decrease, respectively, in interest and penalties. As of March 31, 2016 and 2015, the Company had approximately $0.1 million and $0.1 million, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2017 with federal and state taxing authorities that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The federal income tax returns for years after March 31, 2013 are subject to examination.

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
The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders' option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2016, 2015 or 2014. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2016, the Company has an aggregate of 6,708,674 shares of non-designated Class A Preferred authorized for issuance.
The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share.  There were 90,826 shares outstanding as of March 31, 2016 after conversions of no shares into Class A Common Stock during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 500 shares outstanding as of March 31, 2016 after conversion of 50,000 shares into Class A Common Stock during the year.
There are 407,240 shares of Series A Preferred outstanding as of March 31, 2016 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2016 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2016 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2016, 2015 and 2014.
Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2016, there were no shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.
Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2016 and 2015. Additionally, there were 91,326 and 141,326 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2016 and 2015, respectively.
Treasury Stock — During 2016, the Company repurchased $2.6 million, or 90,500 shares of its Class A Common Stock and $2.6 million, or 73,459 shares of its Class B Common Stock.  As of March 31, 2016, there is a total of $65.7 million, or 2,281,550 shares, of repurchased stock.  These shares are not considered outstanding.  The Company contributed $1.8 million or 64,254 treasury shares for the 401(k) match in 2016 as described in Note 8, Retirement Plans.

Notes to Consolidated Financial Statements

8. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the "Plan") covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2016 and a statement of the unfunded status as of March 31, 2016 and 2015:
	2016	2015
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$212,908	$170,478
Service cost	10,502	8,515
Interest cost	8,902	8,236
Plan amendments	-	952
Actuarial (gain) loss	(11,340)	30,556
Benefit payments and expenses	(6,936)	(5,829)
Benefit obligation at end of year	$214,036	$212,908

Change in Plan Assets

Fair value of plan assets at beginning of year	$157,948	$154,650
Actual gain on plan assets	2,126	8,777
Employer contributions	23,100	350
Benefit payments and expenses	(6,936)	(5,829)
Fair value of plan assets at end of year	$176,238	$157,948

Unfunded Status	$(37,798)	$(54,960)

The unfunded status decreased by $17.2  million during 2016 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2016.  This unfunded status reduction was recognized via the actual gain on plan assets and the decrease in accumulated other comprehensive loss of $3.5 million after the income tax benefit of $2.2 million.  The increase in projected benefit obligation was a function of using the full yield curve approach, an increase in the discount rate from 4.15% to 4.36% and the change to using an updated mortality table. During 2016, the Company converted to the 2006 base rates from the RP-2014 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2015 for calculating the pension obligation in 2016 and the related pension expense in 2017.  Effective March 31, 2016, the Company elected to change the approach used to calculate the service and interest cost components of the net periodic benefit cost for it pension and postretirement benefit plans to provide a more precise measurement of service and interest costs.  Historically the Company calculated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.  Going forward the new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.  The change does not affect the measurement of pension and postretirement obligations and is accounted for as a change in accounting estimate, which is applied prospectively.
Plan assets increased from $157.9 million as of March 31, 2015 to $176.2 million as of March 31, 2016 due to a continued recovery in market conditions and the $23.1 million contribution by the Company.  The Company made this contribution to maintain its funding status at an acceptable level.

Notes to Consolidated Financial Statements

	2016	2015
	(In thousands)
Amounts Recognized in Accumulated Other
Comprehensive Pre-Tax Loss

Prior service cost	$(843)	$(952)
Net loss	(45,248)	(50,883)
Accumulated other comprehensive pre-tax loss	$(46,091)	$(51,835)

Pension and
post retirement plan
adjustments, net
of tax
(In thousands)
Accumulated Other Comprehensive Loss

Balance at March 31, 2015	$(31,804)

Other comprehensive loss before reclassifications	3,408
Reclassified from accumulated other comprehensive loss	-
Net current period other comprehensive loss	3,408
Balance at March 31, 2016	$(28,396)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2016, 2015, and 2014:

	2016	2015	2014
	(In thousands)
Service cost	$10,502	$8,515	$7,752
Interest cost	8,902	8,236	7,592
Expected return on plan assets	(11,685)	(11,360)	(9,938)
Amortization of net loss	3,854	350	2,434
Prior service cost	109	-	-
Net periodic benefit cost	$11,682	$5,741	$7,840

The Plan's accumulated benefit obligation was $195.3 million at March 31, 2016, and $188.5 million at March 31, 2015.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation and pension expense are shown in the following table:

Notes to Consolidated Financial Statements

	2016	2015

Discount rate - projected benefit obligation	4.36%	4.15%
Discount rate - pension expense	4.15%	4.85%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2017	2016	2015

Plan Assets

Equity securities	99%	99%	97%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	3
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1, due to the active public market.

	2016	2015
	Market Value	Market Value
	(In thousands)
Assets by Industry Type

Asset Category
Cash and cash equivalents:
Money market funds	$1,497	$5,545
Total cash and cash equivalents	1,497	5,545
Common equity securities:
Materials	9,379	5,460
Industrials	30,355	33,813
Telecommunication services	9,325	11,393
Consumer staples	33,048	23,410
Energy	14,658	15,062
Financials	34,891	32,808
Health Care	10,538	7,503
Information technology	9,681	5,608
Utilities	22,866	17,346
Total common equity securities	174,741	152,403
Total assets	$176,238	$157,948

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 7.25%. The Company expects 7.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time.  The Company's gain on plan assets during 2016 was 1.4% as compared to the S&P 500 unaudited loss (including dividends) of (1.3)%. Plan assets include Company common stock with a fair market value of $18.4 million as of March 31, 2016 and $14.4 million as of March 31, 2015.

Notes to Consolidated Financial Statements

Cash Flows

Expected contributions for fiscal year ending March 31, 2017 (in thousands):

Expected Employer Contributions $ -
 Expected Employee Contributions -

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2017	$6,799
2018	7,394
2019	7,964
2020	8,577
2021	9,324
2022-2024	57,417

401(k) Plans

The Company also has employees' savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $1.8 million, $2.3 million, and $2.3 million in fiscal 2016, 2015, and 2014, respectively. In fiscal 2016, the matching contribution included $1.8 million of treasury stock.  In fiscal 2015, the matching contribution included $2.2 million of treasury stock and $0.1 million of cash match.  The stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

Multi-employer Plan

The Company contributes to the Teamsters California State Council of Cannery and Food Processing Unions, International Brotherhood of Teamsters Pension Fund (Western Conference of Teamsters Pension Plan# 91-6145047/001) ("Teamsters Plan") under the terms of a collective-bargaining agreement with some of its Modesto, California employees.  The term of the current collective bargaining agreement is June 1, 2015 through June 30, 2018.

For the fiscal years ended March 31, 2016, March 31, 2015 and March 31, 2014, contributions to the Teamsters Plan were $2.5 million, $2.4 million and $2.4 million, respectively. The contributions to this plan are paid monthly based upon the number of hours worked by covered employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

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

The Teamsters Plan received a Pension Protection Act "green" zone status for the plan year beginning January 1, 2015. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the green zone are at least 80 percent funded.

Notes to Consolidated Financial Statements

9. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2016		2015
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$315,539	$315,478	$274,164	$274,999

Capital leases, including
current portion	$5,231	$5,076	$-	$-

The estimated fair value for long-term debt and capital leases is determined by the quoted market prices for similar debt (comparable to the Company's financial strength) or current rates offered to the Company for debt with the same maturities which is Level 2 from the fair value hierarchy.  Since quoted prices for identical instruments in active markets are not available (Level 1), the Company makes use of observable market based inputs to calculate fair value, which is Level 2.
10. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to increase net earnings by $16.1 million in 2016, reduce net earnings by $6.9 million in 2015, and reduce net earnings by $13.2 million in 2014, compared to what would have been reported using the FIFO inventory method. The increase in earnings per share was $1.62 ($1.60 diluted) in 2016, reduce earnings per share was $0.64 ($0.63 diluted) in 2015, and reduce earnings per share was $1.19 ($1.19 diluted) in 2014.  During 2014, certain inventory quantities accounted for on the LIFO method were reduced, resulting in the liquidation of certain quantities carried at costs prevailing in prior years.  The impact on net earnings of these liquidations was no impact in 2016 and 2015, and an increase of $4.8 million during 2014.  The inventories by category and the impact of using the LIFO method are shown in the following table:

	2016	2015	2014
	(In thousands)

Finished products	$467,337	$414,154	$418,368
In process	25,855	22,651	16,056
Raw materials and supplies	213,790	199,674	170,210
	706,982	636,479	604,634
Less excess of FIFO cost over LIFO cost	139,275	164,067	153,384
Total inventories	$567,707	$472,412	$451,250

11. Other Operating Income and Expense

Other operating income in 2016 included a gain of $24.3 million related to a contractual payment received in conjunction with a relationship transfer agreement with General Mills.  The Company reversed a provision for the Prop 65 litigation of $0.2 million and reduced an environmental accrual by $0.1 million.  The Company also recorded a gain of $0.4 million from the sale of other fixed assets.

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

Notes to Consolidated Financial Statements
12. Segment Information

The Company manages its business on the basis of two reportable segments — the primary segment is the packaging and sale of fruits and vegetables and secondarily, the packaging and sale of snack products and finally, other products. The Company markets its product almost entirely in the United States. Export sales represented 8.5%, 9.0%, and 9.2% of total sales in 2016, 2015, and 2014, respectively. In 2016, 2015, and 2014, the sale of Green Giant vegetables accounted for 11%, 13%, and 13% of net sales, respectively. "Other" in the table below represents activity related to can sales, trucking, seed sales, and flight operations.
	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2016:
Net sales	$1,239,179	$12,336	$23,845	$1,275,360
Operating income	87,120	1,164	265	88,549
Interest expense, net	7,923	18	103	8,044
Income tax expense	25,551	372	76	25,999
Identifiable assets	888,968	2,697	3,662	895,327
Capital expenditures	9,232	52	682	9,966
Depreciation and amortization	20,438	351	948	21,737

2015:
Net sales	$1,246,115	$11,667	$28,568	$1,286,350
Operating income	18,865	779	710	20,354
Interest expense, net	6,778	12	72	6,862
Income tax expense	3,775	225	221	4,221
Identifiable assets	798,640	3,235	4,573	806,448
Capital expenditures	22,177	157	1,400	23,734
Depreciation and amortization	20,445	367	1,022	21,834

2014:
Net sales	$1,302,857	$11,496	$25,855	$1,340,208
Operating income	22,365	872	1,669	24,906
Interest expense, net	7,415	27	122	7,564
Income tax expense	3,118	189	256	3,563
Identifiable assets	761,078	3,770	4,005	768,853
Capital expenditures	17,339	-	2,109	19,448
Depreciation and amortization	21,842	394	1,045	23,281

The fruit and vegetable segment, consisting of Green Giant, canned fruit and vegetables and frozen products, represented 99%, 99% and 99% of assets and 100%, 102% and 93% of pre-tax earnings in 2016, 2015 and 2014, respectively.

Classes of similar products/services:	2016	2015	2014
	(In thousands)
Net Sales:
Green Giant *	$144,310	$161,993	$177,881
Canned vegetables	746,501	754,556	753,318
Frozen	94,710	94,648	107,109
Fruit	253,658	234,918	264,549
Snack	12,336	11,667	11,496
Other	23,845	28,568	25,855
Total	$1,275,360	$1,286,350	$1,340,208

* Green Giant includes canned and frozen vegetables exclusively for GMOL or B&G Foods.

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

In June 2010, the Company received a Notice of Violation of the California Safe Drinking Water and Toxic Enforcement Act of 1986, commonly known as Proposition 65, from the Environmental Law Foundation ("ELF").  This notice was made to the California Attorney General and various other government officials, and to 49 companies including Seneca Foods Corporation whom ELF alleges manufactured, distributed or sold packaged peaches, pears, fruit cocktail and fruit juice that contain lead without providing a clear and reasonable warning to consumers.  Under California law, proper notice must be made to the State and involved firms at least 60 days before any suit under Proposition 65 may be filed by private litigants like ELF.  That 60-day period has expired and to date neither the California Attorney General nor any appropriate district attorney or city attorney has initiated an action against the Company.  However, private litigant ELF filed an action against the Company and 27 other named companies on September 28, 2011, in Superior Court of Alameda County, California, alleging violations of Proposition 65 and seeking various measures of relief, including injunctive and declaratory relief and civil penalties.  The Company, along with the other named companies, vigorously defended the claim.  A responsive answer was filed, the discovery process was completed and a trial on liability was held beginning in April of 2013 in accordance with court schedules.  The trial was completed on May 16, 2013 and, on July 15, 2013 the judge issued a tentative and proposed statement of decision agreeing with the Company, and the other defendants, that the "safe harbor" defense had been met under the regulations relating to Proposition 65 and the Company will not be required to place a Proposition 65 warning label on the products at issue in the case.  The trial decision was finalized and the decision was appealed by ELF with a filing dated October 3, 2013.  The California Court of Appeal, First Appellate District, Division One unanimously rejected the appeal by ELF in a decision dated March 17, 2015.  ELF filed a petition for review with the California Supreme Court on April 28, 2015, and the petition was denied on July 8, 2015.   With the successful defense of the case, the remedies portion of the case was not litigated and the denial of review by the California Supreme Court ended the action.  Our portion of legal fees in defense of this action have been sizable, as would be expected with litigation resulting in trial, and the appeal, but have not had a material adverse impact on the Company's financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements
14. Plant Restructuring

During 2016, the Company recorded a restructuring charge of $10.4 million related to the closing of a plant in the Northwest of which $0.2 million was related to severance cost, $5.1 million was related to asset impairments (contra fixed assets), and $5.1 million was related to other costs ($3.6 related to operating lease costs).  During 2016, the Company reduced the costs of the plant closing in the Midwest, started in 2015, by $0.1 million, mostly related to severance costs. In accounting for the closing of the facility in the Northwest, the Company reevaluated the treatment for one of its operating leases at the closed facility and determined the transaction should have originally been recorded as a lease financing liability.  The Company performed an analysis of the error as to the impact on the Consolidated Balance Sheets and Statement of Net Earnings in each of the previous years it was unrecorded in accordance with SEC Staff Accounting Bulletin No. 99.  Based on this analysis, the Company determined that the impact was not material to the consolidated financial statements and no prior periods were adjusted.   The Company adjusted the financial statements as of March 31, 2016 by recording a finance lease asset of $5.6 million and lease financing liability of $5.3 million.  See Note 4 for the lease finance obligation.
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
The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2014, 2015 and 2016:

		Long-Lived
		Asset	Other
	Severance	Charges	Costs	Total
	(In thousands)

Balance March 31, 2013	$20	$1,174	$307	$1,501
Charge to expense	-	341	160	501
Cash payments/write offs	(10)	(1,515)	(467)	(1,992)
Balance March 31, 2014	10	-	-	10
Charge to expense	842	264	270	1,376
Cash payments/write offs	(137)	-	-	(137)
Balance March 31, 2015	715	264	270	1,249
Charge to expense	162	5,065	5,075	10,302
Cash payments/write offs	(877)	(354)	(1,448)	(2,679)
Balance March 31, 2016	$-	$4,975	$3,897	$8,872

15. Related Party Transactions

A small percentage (less than 1% in fiscal 2016, 2015 and 2014) of vegetables supplied to the Company's New York packaging plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $1.0 million, $0.8 million, and $1.1 million pursuant to a raw vegetable grower contract in fiscal 2016, 2015 and 2014, respectively.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace
16. Assets Held For Sale

On April 23, 2016, the Company entered into a listing agreement to sell one of the Company's northwest processing facilities.  The Company expects this facility to be sold within the next 12 months.  In conjunction with this potential sale, the assets held for sale at March 31, 2016, which are property, plant and equipment, total $5.0 million which represented 0.6% of total assets on the Consolidated Balance Sheet.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
 Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2016 and 2015 and the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2016 in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation's internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 8, 2016 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin

 June 8, 2016

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
Our management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2016, our internal control over financial reporting is effective based on those criteria.  In conducting the Company's evaluation of the effectiveness of its internal control over financial reporting, the Company excluded the acquisitions of Gray & Company (Gray) and Diana Fruit Co., Inc. (Diana) which were completed October 30, 2015 and February 16, 2016, respectively.  Gray constituted 4.0% of total assets and Diana constituted 1.9% of total assets, respectively, as of March 31, 2016, and Gray constituted 1.8% and (2.8)% of revenues and net earnings (loss), respectively, and Diana constituted 0.2% and (0.3)% of revenues and net earnings (loss), respectively, for the year then ended March 31, 2016.  Refer to Note 2, Acquisitions to the consolidated financial statements for further discussion of the Gray and Diana acquisitions and their impact on the Company's consolidated financial statements.
The Company's independent registered public accountant has issued its report on the effectiveness of the Company's internal control over financial reporting.  Their report appears on the next page.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation's internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the Form 10-K, Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
As indicated in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Gray & Company, which was acquired on October 30, 2015, and Diana Fruit Co., Inc., which was acquired on February 16, 2016 and which are included in the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2016, and the related consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows for the year then ended.  Gray & Company constituted 4.0% of total assets and Diana Fruit Co., Inc. constituted 1.9% of total assets, respectively, as of March 31, 2016, and Gray & Company constituted 1.8% and (2.8)% of revenues and net earnings (loss), respectively, and Diana Fruit Co., Inc. constituted 0.2% and (0.3)% of revenues and net earnings (loss), respectively, for the year then ended March 31, 2016. Management did not assess the effectiveness of internal control over financial reporting of Gray & Company or Diana Fruit Co., Inc. because of the timing of the acquisitions which was completed on October 30, 2015 and February 16, 2016, respectively. Our audit of internal control over financial reporting of Seneca Foods Corporation also did not include an evaluation of the internal control over financial reporting of Gray & Company and Diana Fruit Co.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2016 and 2015, and the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2016 and our report dated June 8, 2016 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin

June 8, 2016

Shareholder Information and Quarterly Results

The Company's common stock is traded on The NASDAQ Global Stock Market. The 8.0 million Class A outstanding shares and 1.9 million Class B outstanding shares are owned by 188 and 192 shareholders of record, respectively. The high and low closing prices of the Company's common stock during each quarter of the past two years are shown below:

Class A:	2016		2015
Quarter	High	Low	High	Low
First	$31.63	$27.60	$32.65	$27.55
Second	31.09	26.00	31.80	28.08
Third	31.00	25.85	29.99	25.06
Fourth	35.78	26.90	30.08	25.25

Class B:	2016		2015
Quarter	High	Low	High	Low
First	$34.93	$32.00	$35.99	$27.91
Second	43.85	32.00	32.97	30.30
Third	36.00	32.00	33.25	30.40
Fourth	44.88	32.00	41.00	30.50

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company's Common Stock compared with the NASDAQ Market Total U.S. Return Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2011, in the Company's Class A Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the former peer group are Fresh Del Monte, Hanover Foods Corporation, John B. Sanfilippo & Son Inc., Treehouse Foods, Inc. and Hain Celestial Group, Inc.  The new peer group adds B&G Foods Inc. and keeps all the members of the former peer group.  The peer group members are in related food businesses, but not necessarily direct competitors in canning.

Shareholder Information and Quarterly Results

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group, Old Peer Group and New Peer Group

Seneca
Old Peer
New Peer
NASDAQ US Total Return
350
300
250
200
150
100
50
0
Dollars
2011
2012
2013
2014
2015
2016
Years

As of March 31, 2016, the most restrictive credit agreement limitation on the Company's payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Quarterly Results

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2016:
Net sales	$226,258	$313,202	$432,198	$303,702
Gross margin	20,899	29,073	53,382	44,041
Net earnings	2,968	6,522	31,123	13,845
Basic earnings per common share	0.30	0.65	3.12	1.39
Diluted earnings per common share	0.29	0.65	3.10	1.38

Year ended March 31, 2015:
Net sales	$240,043	$312,161	$456,207	$277,939
Gross margin	17,341	17,133	26,435	23,454
Net (loss) earnings	(107)	(578)	7,819	2,765
Basic (loss) earnings per common share	(0.01)	(0.05)	0.72	0.26
Diluted (loss) earnings per common share	(0.01)	(0.05)	0.71	0.26

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels.  Due to the dependence on the fruit and vegetable yields of the Company's food packaging, interim costing must be estimated.