Form 10-K, Exhibit 13
period 2017-03-31
Seneca Foods Corp
filed 2017-05-25
CIK 88948

Exhibit 13

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2017	2016 (a)	2015	2014	2013(b)

Net sales	$1,245,681	$1,275,360	$1,286,350	$1,340,208	$1,276,297

Operating income before interest (c)	$29,121	$88,549	$20,354	$24,906	$72,315
Interest expense, net	9,672	8,044	6,862	7,564	8,867
Net earnings (c)	12,613	54,458	9,899	13,779	41,413

Basic earnings per common share (c)	$1.27	$5.46	$0.91	$1.24	$3.59
Diluted earnings per common share (c)	1.27	5.42	0.90	1.23	3.57

Working capital	$555,993	$274,429	$463,545	$452,771	$446,899
Inventories	598,056	567,707	472,412	451,250	479,730
Net property, plant, and equipment	237,476	188,837	185,557	183,917	188,407
Total assets	946,019	895,327	806,448	768,853	798,456
Long-term debt
less current portion	329,138	35,967	271,634	216,239	230,016
Stockholders' equity	434,261	405,174	351,730	393,632	367,166

Additions to property, plant, and equipment	$32,512	$9,966	$23,734	$19,448	$16,371

Net earnings/average equity	3.0%	14.4%	2.7%	3.6%	11.5%
Earnings before taxes/sales	1.6%	6.3%	1.1%	1.3%	5.0%
Net earnings/sales	1.0%	4.3%	0.8%	1.0%	3.2%
Long-term debt/equity (d)	83.7%	10.1%	77.2%	54.9%	62.6%
Total debt/equity ratio	1.2:1	1.2:1	1.3:1	1.0:1	1.2:1
Current ratio	5.2:1	1.7:1	4.8:1	4.5:1	3.8:1

Total stockholders' equity per equivalent common share (e)	$43.63	$40.63	$34.81	$35.25	$32.83
Stockholders' equity per common share	44.20	41.15	35.33	36.12	33.62
Class A Global Market System
closing price range	42.65-27.03	35.78-25.85	32.65-25.06	36.07-27.80	33.63-21.42
Class B Global Market System
closing price range	46.00-32.89	44.88-32.00	41.00-27.91	36.29-27.42	33.40-21.41
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	29.00	6.70	34.00	25.60	9.20

(a) The fiscal 2016 financial results include five months and one month of operating activity related to the Gray and Diana acquisitions, respectively.
(b) The fiscal 2013 financial results include two and one-half months of operating activity related to the Sunnyside acquisition.
(c) The effect of using the LIFO inventory valuation method in Fiscal 2017 was to increase operating earnings by $6.0 million and net earnings by $3.9 million or $0.40 per share ($0.40 diluted). The effect of using the LIFO inventory valuation method in fiscal 2016 was to increase operating earnings by $24.8 million and net earnings by $16.1 million or $1.62 per share ($1.60 diluted).
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
(d) The long-term debt to equity percentage for fiscal 2017 and 2015-2013 include the Revolving Credit Facility as discussed in Note 4, Long-Term Debt. During fiscal 2016, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to other fiscal years, the fiscal 2016 percentage would be 77.2%.
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

Seneca holds a large share of the retail private label, food service, and export canned vegetable markets, distributing to over 90 countries.   Products are also sold under the highly regarded brands of Libby's®, Aunt Nellie's®, Green Valley®, READ®, Cherryman® and Seneca labels, including Seneca snack chips.  In addition, Seneca provides vegetable products under a contract packing agreement with B&G Foods North America, under the Green Giant label.

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

Restructuring

During 2016, the Company recorded a restructuring charge of $10.4 million related to the closing of a plant in the Northwest of which $0.2 million was related to severance cost, $5.1 million was related to asset impairments (contra fixed assets), and $5.1 million was related to other costs ($3.6 related to operating lease costs).  During 2016, the Company reduced the costs of a plant closing in the Midwest, started in 2015, by $0.1 million, mostly related to severance costs.  During 2017, the Company increased the costs related to the closing of the plant in the Northwest, started in 2016, by $0.5 million, mostly related to operating equipment move costs partially offset by an adjustment to a lease liability.  In addition, in 2017 the Company incurred $1.3 million related to severance costs for a plant in the West.

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

Divestitures, Other Charges and Credits

Other operating expense in 2017 includes a charge for $1.2 million related to costs incurred due to some roof collapses at a Northwest plant as a result of heavy snowfall.  In addition, there was a charge for an impairment of a long-term asset of $1.1 million.  The Company also recorded a loss of $0.2 million on the sale of fixed assets.

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

 Revolving Credit Facility

The Company completed the closing of a five-year revolving credit facility ("Revolver") on July 5, 2016. Maximum borrowings under the Revolver total $400.0 million from April through July and $500.0 million from August through March.  The Revolver balance as of March 31, 2017 was $214.8 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver's July 5, 2021 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver.  The Revolver is secured by the Company's accounts receivable and inventories and contains a financial covenant and borrowing base requirements.  The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company packages. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company's need to draw on the Revolver may fluctuate significantly throughout the year.

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

The seasonality of the Company's business is illustrated by the following table:
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2017:
Net sales	$252,614	$357,247	$369,705	$266,115
Gross margin	19,975	30,212	37,475	18,721
Net (loss) earnings	(62)	6,144	8,181	(1,650)
Inventories (at quarter end)	586,829	771,996	656,368	598,056
Revolver outstanding (at quarter end)	264,000	342,935	232,586	214,781

Year ended March 31, 2016:
Net sales	$226,258	$313,202	$432,198	$303,702
Gross margin	20,899	29,073	53,382	44,041
Net earnings	2,968	6,522	31,123	13,845
Inventories (at quarter end)	482,556	761,703	631,181	567,707
Revolver outstanding (at quarter end)	197,350	304,468	309,211	271,592

Short-Term Borrowings

During 2017 and 2016, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates.  As of March 31, 2017, these interim notes had not been converted into capital leases since the equipment was not yet delivered.  These notes, which total $0.2 million and $0.4 million as of March 31, 2017 and 2016, respectively, are included in notes payable in the accompanying Consolidated Balance Sheets.  These notes are expected to be converted into capital leases within the next twelve months. Until then, they bear interest at an annual rate of 2.29% in 2017 and 1.94% in 2016.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The maximum level of short-term borrowings during 2017 was affected by the new $100.0 million unsecured term loan partially offset by higher inventory due to the large pack totaling $30.3 million.  The maximum level of short-term borrowings during 2016 was affected by the two acquisitions totaling $38.3 million and the higher inventory due to the large pack totaling $95.2 million.   Details of the acquisitions are outlined in Note 2 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowings during 2017 and 2016:

	Fourth Quarter		Year Ended
	2017	2016	2017	2016
	(In thousands)
Reported end of period:
Revolver outstanding	$214,781	$271,592	$214,781	$271,592
Weighted average interest rate	2.22%	1.95%	2.22%	1.95%
Reported during period:
Maximum Revolver	$245,857	$321,000	$361,800	$323,980
Average Revolver outstanding	$231,946	$304,104	$275,647	$260,886
Weighted average interest rate	2.12%	1.92%	1.93%	1.93%

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Long-Term Debt

At March 31, 2017, the Company has two mortgages outstanding for $12.1 million. As discussed in Note 4 of the Notes to Consolidated Financial Statements, the Company classified its Revolver balance as long-term debt at March 31, 2017. On August 16, 2016, the Company paid off four industrial revenue bonds ("IRBs"), totaling $22.6 million. On December 9, 2016, the Company entered into a $100.0 million unsecured term loan with a maturity date of December 9, 2021.  The Company did not issue any significant long-term debt in 2016 and 2015, other than the Revolver.

As of March 31, 2017, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2017 Revolver balance of $214.8 million is presented as being due in fiscal 2022, based upon the Revolver's July 20, 2022 maturity date (in thousands):

2018	$3,495
2019	3,702
2020	3,217
2021	5,518
2022	316,485
Thereafter	216
Total	$332,633

Restrictive Covenants

The Company's debt agreements, including the Revolver and term loan, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum interest coverage ratio and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the interest coverage ratio within the Farm Credit term loan which for 2017 is defined as greater than 3 to 1.  The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company was in compliance with all such financial covenants as of March 31, 2017.

Capital Expenditures

Capital expenditures in 2017 totaled $32.1 million and there were two major projects in 2017 as follows: 1) $2.0 million to purchase land in Princeville, Illinois, and 2) $4.8 million to buy fixed assets of a seed processing facility in Nampa, Idaho.  In addition, there were lease buyouts, equipment replacements and other improvements in 2017. Capital expenditures in 2016 totaled $9.9 million and were equipment replacements and other improvements, and cost saving projects but no major projects in 2016. Capital expenditures in 2015 totaled $26.2 million and there were two major projects in 2015 as follows: 1) $7.5 million to complete a warehouse project in Sunnyside, Washington started in 2014, and 2) $2.1 million to buyout a Clyman, Wisconsin equipment lease.

Accounts Receivable

In 2017, accounts receivable decreased by $4.7 million or 6.1% versus 2016, due to the impact of decreased sales volume in the fourth quarter of 2017 compared to 2016.  In 2016, accounts receivable increased by $6.2 million or 8.8% versus 2015, due to higher sales volume in the fourth quarter of 2016 compared to 2015 and the cherry businesses we added in 2016.

Inventories

In 2017, inventories increased by $30.3 million primarily reflecting the effect of higher finished goods quantities and higher work in process quantities. The LIFO reserve balance was $133.3 million at March 31, 2017 versus $139.3 million at the prior year end.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

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

Critical Accounting Policies
In October 2015, the Company, B&G Foods North America ("B&G"), General Mills, Inc. and General Mills Operations Limited ("GMOL") entered into a Relationship Transfer Agreement.  Pursuant to the terms of the Relationship Transfer Agreement (i) the Company consented to the assignment by GMOL of the Second Amended and Restated Alliance Agreement ("Alliance Agreement") and certain related agreements to B&G in connection with the sale by GMOL of its Green Giant and Le Sueur businesses to B&G, (ii) effective upon such assignment, each of the Company and General Mills have released the other party from any future obligations under the Alliance Agreement and certain related agreements; (iii) GMOL paid Seneca for this assignment $24.3 million at the closing of the sale of GMOL's Green Giant and Le Sueur business to B&G. The effective date of the assignment was November 2, 2015.  Subsequent to that date, the Company and B&G have entered into a Contract Packing Agreement that replaced the Alliance Agreement.  During the year ended March 31, 2017, the Company sold for cash, on a bill and hold basis, $95.8 million of Green Giant finished goods inventory to B&G. As of March 31, 2017, $43.3 million of this product, included in 2017 sales, remained unshipped. At the time of the sale of the Green Giant vegetables, title of the specified inventory transferred. The Company believes it has met the criteria required by the accounting standards for bill and hold treatment.
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

Obligations and Commitments

As of March 31, 2017, the Company was obligated to make cash payments in connection with its debt, operating and capital leases, and purchase commitments. The effect of these obligations and commitments on the Company's liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

	Contractual Obligations
	March 31, 2017

				2023
	2018	2019-20	2021-22	and beyond	Total
	(In thousands)
Long-term debt	$3,495	$6,919	$322,003	$216	$332,633
Interest	10,888	20,585	14,714	1,255	47,442
Operating lease obligations	39,794	65,745	40,672	14,136	160,347
Purchase commitments	192,531	—	—	—	192,531
Capital lease obligations	4,839	10,258	11,082	12,854	39,033
Total	$251,547	$103,507	$388,471	$28,461	$771,986

In addition, the Company's defined benefit plan has an unfunded pension liability of $8.2 million which is subject to certain actuarial assumptions.  The unfunded status decreased by $29.6  million during 2017 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2017.  This unfunded status reduction was recognized via the actual gain on plan assets and the decrease in accumulated other comprehensive loss of $16.9 million after the income tax benefit of $10.4 million.  The increase in projected benefit obligation from $214.0 million to $216.0 million was a function of using the full yield curve approach, a decrease in the discount rate from 4.36% to 4.35% and the change to using an updated mortality table. During 2016, the Company converted to the 2006 base rates from the RP-2014 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2016 for calculating the pension obligation in 2017 and the related pension expense in 2018.  Effective March 31, 2016, the Company elected to change the approach used to calculate the service and interest cost components of the net periodic benefit cost for its pension and postretirement benefit plans to provide a more precise measurement of service and interest costs.  Historically, the Company calculated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.  Now the new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.  The change does not affect the measurement of pension and postretirement obligations and is accounted for as a change in accounting estimate, which is applied prospectively.
Plan assets increased from $176.2 million as of March 31, 2016 to $207.8 million as of March 31, 2017 due to a gain on plan assets of $34.3 million from a continued recovery in market conditions and the $8.2 million contribution by the Company.  The Company made this contribution to maintain its funding status at an acceptable level.
During 2017, the Company entered into new capital and operating leases of approximately $46.8 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment.
Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2017 season.

Due to uncertainties related to uncertain tax positions, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company's standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2017, the Company had $13.1 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company's Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2017, the Company's cash and cash equivalents increased by $3.4 million, which is due to the net impact of $24.3 million provided by operating activities, $31.7 million used in investing activities, and $10.8 million provided by financing activities.

Operating Activities

Cash provided by operating activities decreased to $24.3 million in 2017 from $39.2 million in 2016. The decrease is primarily attributable to a significant decrease in net earnings and an increase in inventories in 2017 versus 2016. The 2017 LIFO credit of $6.0 million resulted in a decrease in the tax payment deferral of $2.1 million.  During 2017, the Company made an $8.2 million contribution to its pension plan compared to a $23.1 million contribution in the previous year.  The 2016 net earnings reflect the effect of a one-time $24.3 million payment received from General Mills related to a relationship transfer agreement.

Cash provided by operating activities increased to $39.2 million in 2016 from $19.4 million in 2015. The increase is primarily attributable to an increase in net earnings in 2016 versus 2015, and by a decrease in other current assets (mostly lease deposits) partially offset by an increase in inventories in 2016 versus 2015. The 2016 earnings reflect a LIFO credit of $24.8 million resulted in a decrease in the tax payment deferral of $8.9 million. During 2016, the Company made a $23.1 million contribution to its pension plan compared to a $0.4 million contribution in the previous year.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company's main sources of liquidity.

Investing Activities

Cash used in investing activities was $31.7 million for 2017, principally reflecting capital expenditures. Capital expenditures aggregated $32.1 million in 2017 versus $9.9 million in 2016. The increase was primarily attributable to more large projects in 2017 along with lease buyouts, equipment replacements and other improvements. There were two major projects in 2017 as follows: 1) $2.0 million to purchase land in Princeville, Illinois, and 2) $4.8 million to buy fixed assets of a seed processing facility in Nampa, Idaho.

Cash used in investing activities was $47.6 million for 2016, principally reflecting capital expenditures and two acquisitions totaling $38.8 million. Capital expenditures aggregated $9.9 million in 2016 versus $26.2 million in 2015. The decrease was primarily attributable to the fact there were no large projects in 2016.

Financing Activities

Cash provided by financing activities was $10.8 million in 2017 representing the new Farm Credit note for $100.0 million and a net decrease in the Revolver of $56.8 million and the payoff of $22.6 million industrial revenue bonds, partially offset by a partial payoff of interim funding of $0.2 million and the purchase of $2.8 million of treasury stock during 2017 versus $6.3 million purchased in 2016.

Cash provided by financing activities was $6.5 million in 2016 representing a net increase in the Revolver of $22.6 million partially offset by a partial payoff of interim funding of $9.5 million and the purchase of $6.3 million of treasury stock during 2016 versus $33.5 million purchased in 2015.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Classes of similar products/services:	2017	2016	2015
	(In thousands)
Net Sales:
Green Giant *	$119,812	$144,310	$161,993
Canned vegetables	705,297	746,501	754,556
Frozen	98,597	94,710	94,648
Fruit	286,464	253,658	234,918
Snack	12,430	12,336	11,667
Other	23,081	23,845	28,568
Total	$1,245,681	$1,275,360	$1,286,350

* Green Giant includes canned and frozen vegetables exclusively for B&G Foods/General Mills.

Fiscal 2017 versus Fiscal 2016

Net sales for 2017 decreased $29.7 million, from $1,275.4 million to $1,245.7 million. The decrease primarily reflects a $24.5 million decrease in Green Giant sales, a $32.8 million increase in fruit sales, a $3.9 million increase in frozen sales, a $41.2 million decrease in canned vegetables sales and a $0.8 million decrease in other sales. The decrease in sales is attributable to lower selling prices/less favorable sales mix of $86.9 million partially offset by increased sales volume of $57.2 million. The decreased selling prices/less favorable sales mix is primarily due to canned fruit and vegetables.  Canned fruit sales include a $48.4 million increase from Gray and Diana sales which was acquired during the third and fourth quarters of 2016.

Cost of product sold as a percentage of sales increased from 88.4% in 2016 to 91.5% in 2017 primarily as a result of lower selling prices and an $18.8 million LIFO credit decrease in 2017 versus 2016.

Selling, general and administrative expense was up slightly at 5.9% of sales in 2017 as compared to 5.8% in 2016.

Other operating expense in 2017 includes a charge for $1.2 million related to costs incurred due to some roof collapses at a Northwest plant as a result of heavy snowfall.  In addition, there was a charge for an impairment of a long-term asset of $1.1 million.  The Company also recorded a loss of $0.2 million on the sale of fixed assets.

Plant restructuring costs, which are described in detail in the Restructuring section of Management's Discussion and Analysis of Financial Condition and Results of Operations, decreased from $10.3 million in 2016 to $2.4 million in 2017.  About $1.8 million of this charge was due to the closing of a plant in the West during the year.

Interest expense, net, increased from $8.0 million in 2016 to $9.7 million in 2017 due to higher overall average borrowing rates in 2017 versus 2016.

As a result of the aforementioned factors, pre-tax earnings decreased from $80.5 million in 2016 to $20.0 million in 2017. The effective tax rate was 37.0% in 2017 and 32.3% in 2016. Of the 4.7 percentage point increase in the effective tax rate for the year, the major contributor to this increase is the permanent differences not deductible which account for 2.6% of this increase.  The other significant change is in the manufacturer's deduction, which is based on taxable income. As a result of significant bonus depreciation in the fourth quarter of 2017, the percentage of the deduction in relationship to book income is lower than last year by 2.2%.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Fiscal 2016 versus Fiscal 2015

Net sales for 2016 decreased $11.0 million, from $1,286.4 million to $1,275.4 million. The decrease primarily reflects a $0.7 million increase in Snack sales, a $18.8 million increase in fruit sales in part due to the October 2015 Gray acquisition and the February 2016 Diana acquisition, a $17.7 million decrease in Green Giant sales, a $8.1 million decrease in canned vegetables sales and a $4.7 million decrease in other sales. The decrease in sales is attributable to decreased sales volume of $11.1 million partially offset by higher selling prices/more favorable sales mix of $0.1 million. The slightly increased selling prices/more favorable sales mix is primarily due to canned and frozen vegetables.

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

Management's Discussion and Analysis of
Financial Condition and Results of Operations

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on April 1, 2018 (beginning of fiscal 2019). Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has selected the modified retrospective approach for its transition method and applied the five-step model of the new standard to a selection of contracts within each of the revenue streams and has compared the results to our current accounting practices. The Company has evaluated the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures.  The Company has substantially completed its evaluation of significant contracts and is currently assessing the impact of adopting the standards update on our consolidated financial statements. The Company will continue its evaluation of the standards update through the date of adoption.

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

In January 2017, the FASB issued Accounting Standards Update No. 2017-01 ("ASU 2017-01"), which clarifies the definition of a business, with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and early adoption is permitted for transactions which occur before the issuance or effective date of the amendments, only when the transaction has not been reported in the financial statements that have been issued or made available for issuance. ASU 2017-01 is to be applied on a prospective basis. The Company does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $12.0 million in cash equivalents as of March 31, 2017. As a result of its regular borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates and a new $100.0 million term loan to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable. Long-term debt bears interest at fixed and variable rates. With $375.6 million in average variable-rate debt during fiscal 2017, a 1% change in interest rates would have had a $3.8 million effect on interest expense. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2017.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2017
(In thousands)

	P A Y M E N T S B Y Y E A R
							Total/	Estimated
							Weighted	Fair
	2018	2019	2020	2021	2022	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$3,495	$3,702	$3,217	$5,518	$1,868	$216	$18,016	$18,309
Average interest rate	5.55%	5.55%	5.37%	5.74%	7.92%	12.00%	6.02%
Variable-rate L/T debt:
Principal cash flows	$-	$-	$-	$-	$314,617	$-	$314,617	$314,617
Average interest rate	-%	-%	-%	-%	2.50%	-%	2.50%
Average Revolver debt:
Principal cash flows							$275,650	$275,650
Average interest rate							1.88%
Short-term investments:
Average balance							$2,268	$2,268
Average interest rate							0.45%

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company's business, are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company's production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $192.5 million in produce costs expected during 2018, a 1% change would have a $1.9 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.1 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

Years ended March 31,	2017	2016	2015

Net sales	$1,245,681	$1,275,360	$1,286,350

Costs and expenses:
Cost of products sold	1,139,298	1,127,965	1,201,987
Selling, general, and administrative expense	72,996	73,515	67,381
Other operating expense (income), net	2,437	(24,971)	(4,748)
Plant restructuring	1,829	10,302	1,376
Total costs and expenses	1,216,560	1,186,811	1,265,996

Operating income	29,121	88,549	20,354
(Earnings) loss from equity investment	(578)	48	(628)
Interest expense, net of interest income of
$54, $18, and $4, respectively	9,672	8,044	6,862

Earnings before income taxes	20,027	80,457	14,120
Income tax expense	7,414	25,999	4,221
Net earnings	$12,613	$54,458	$9,899

Basic earnings per common share	$1.27	$5.46	$0.91

Diluted earnings per common share	$1.27	$5.42	$0.90

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2017	2016	2015

Comprehensive income (loss):
Net earnings	$12,613	$54,458	$9,899
Change in pension and postretirement benefits
(net of income tax of $10,367, $2,179, and $13,140, respectively)	17,221	3,408	(20,552)

Total	$29,834	$57,866	$(10,653)

See notes to consolidated financial statements.

Consolidated Balance Sheets
Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2017	2016

Assets
Current Assets:
Cash and cash equivalents	$11,992	$8,602
Accounts receivable, less allowance for doubtful accounts
of $50 and $111, respectively	72,080	76,788
Assets held for sale	-	5,025
Inventories:
Finished products	435,247	366,911
In process	32,528	17,122
Raw materials and supplies	130,281	183,674
	598,056	567,707
Refundable income taxes	2,471	-
Other current assets	3,671	15,765
Total Current Assets	688,270	673,887
Deferred income tax asset, net	-	12,897
Other assets	20,273	19,706
Property, plant, and equipment:
Land	25,219	22,430
Buildings and improvements	216,859	204,944
Equipment	414,859	359,927
	656,937	587,301
Less accumulated depreciation and amortization	419,461	398,464
Net property, plant, and equipment	237,476	188,837
Total Assets	$946,019	$895,327

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable	$166	$402
Accounts payable	72,824	67,410
Accrued vacation	11,867	11,792
Accrued payroll	6,593	9,438
Other accrued expenses	32,493	27,627
Current portion of long-term debt and capital lease obligations	8,334	279,815
Income taxes payable	-	2,974
Total Current Liabilities	132,277	399,458
Long-term debt, less current portion	329,138	35,967
Pension liabilities	8,193	37,798
Other liabilities	3,775	11,942
Deferred income taxes, net	4,181	-
Capital lease obligations, less current portion	34,194	4,988
Total Liabilities	511,758	490,153
Commitments and contingencies
Stockholders' Equity:
Preferred stock	1,324	1,344
Common stock	3,024	3,023
Additional paid-in capital	97,458	97,373
Treasury stock, at cost	(66,499)	(65,709)
Accumulated other comprehensive loss	(11,175)	(28,396)
Retained earnings	410,129	397,539
Total Stockholders' Equity	434,261	405,174
Total Liabilities and Stockholders' Equity	$946,019	$895,327

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2017	2016	2015

Cash flows from operating activities:
Net earnings	$12,613	$54,458	$9,899
Adjustments to reconcile net earnings to
net cash provided by operations:
Depreciation and amortization	24,824	21,737	21,834
Deferred income tax expense (benefit)	6,524	(533)	(612)
Loss (gain) on the sale of assets	177	(432)	2
Impairment provision	2,881	10,302	264
(Earnings) loss from equity investment	(578)	48	(628)
401(k) match stock contribution	2,017	1,820	2,123
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	4,708	1,289	6,373
Inventories	(30,349)	(52,185)	(21,162)
Other current assets	12,094	12,544	6,155
Accounts payable, accrued expenses,
and other liabilities	(5,142)	(12,136)	(5,690)
Income taxes	(5,445)	2,246	874
Net cash provided by operating activities	24,324	39,158	19,432

Cash flows from investing activities:
Additions to property, plant, and equipment	(32,139)	(9,864)	(26,213)
Purchase of an equity method investment	-	-	(16,242)
Cash paid for acquisitions (net of cash acquired)	-	(38,795)	-
Proceeds from the sale of assets	427	1,026	337
Net cash used in investing activities	(31,712)	(47,633)	(42,118)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	506,831	355,932	384,510
Payments of long-term debt and capital lease obligations	(491,494)	(333,382)	(328,862)
Payments on notes payable	(236)	(9,501)	(2,352)
Change in other assets	(1,493)	(305)	(312)
Purchase of treasury stock	(2,807)	(6,252)	(33,506)
Preferred stock dividends paid	(23)	(23)	(23)
Net cash provided by financing activities	10,778	6,469	19,455

Net increase (decrease) in cash and cash equivalents	3,390	(2,006)	(3,231)
Cash and cash equivalents, beginning of year	8,602	10,608	13,839
Cash and cash equivalents, end of year	$11,992	$8,602	$10,608

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$8,352	$6,820	$5,116
Income taxes	6,284	24,108	6,003
Noncash transactions:
Property, plant and equipment issued under capital lease	35,559	5,313	-
Assets previously held for sale reclassified back to
property, plant and equipment	5,025	-	-

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)
					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2014	$5,332	$2,958	$93,260	$(29,894)	$(11,252)	$333,228
Net earnings	-	-	-	-	-	9,899
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Stock issued for profit sharing plan	-	1	56	-	-	-
Contribution of 401(k) match	-	-	-	2,123	-	-
Purchase of treasury stock	-	-	-	(33,506)	-	-
Preferred stock conversion	(3,213)	51	3,162	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $13,140)	-	-	-	-	(20,552)	-
Balance March 31, 2015	2,119	3,010	96,578	(61,277)	(31,804)	343,104
Net earnings	-	-	-	-	-	54,458
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	33	-	-	-
Contribution of 401(k) match	-	-	-	1,820	-	-
Purchase of treasury stock	-	-	-	(6,252)	-	-
Preferred stock conversion	(775)	13	762	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $2,179)	-	-	-	-	3,408	-
Balance March 31, 2016	1,344	3,023	97,373	(65,709)	(28,396)	397,539
Net earnings	-	-	-	-	-	12,613
Cash dividends paid
on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	66	-	-	-
Contribution of 401(k) match	-	-	-	2,017	-	-
Purchase of treasury stock	-	-	-	(2,807)	-	-
Preferred stock conversion	(20)	1	19	-	-	-
Change in pension and postretirement
benefits adjustment (net of tax $10,367)	-	-	-	-	17,221	-
Balance March 31, 2017	$1,324	$3,024	$97,458	$(66,499)	$(11,175)	$410,129

	Preferred Stock				Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2017	200,000	1,400,000	90,826	500	20,000,000	10,000,000

Shares outstanding:
March 31, 2015	200,000	807,240	90,826	50,500	7,926,280	1,967,958
March 31, 2016	200,000	807,240	90,826	500	7,918,069	1,894,599
March 31, 2017	200,000	807,240	89,251	500	7,910,508	1,884,839
Stock amount	$50	$202	$1,064	$8	$2,520	$504

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the "Parent Company") and subsidiaries (the "Company") conducts its business almost entirely in food packaging, operating 27 plants and 31 warehouses in ten states. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the Parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — Sales and related cost of product sold are recognized when legal title passes to the purchaser, which is primarily upon shipment of products. When customers, under the terms of specific orders, request that the Company invoice but hold the goods ("Bill and Hold") for future shipment, the Company recognizes revenue when legal title to the finished goods inventory passes to the purchaser. Generally, the Company receives cash from the purchaser when legal title passes. During the years ended March 31, 2017 and 2016, the Company sold for cash, on a bill and hold basis, $95.8 million and $126.1 million, respectively, of Green Giant finished goods inventory. At the time of the sale of the Green Giant vegetables, title of the specified inventory transferred. The Company believes it has met the criteria required by the accounting standards for Bill and Hold treatment. As of March 31, 2017, $43.3 million of 2017 product remained unshipped.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company's total sales. GMOL sales represented 6%, 11% and 13% of net sales in each of 2017, 2016 and 2015, respectively. The top ten customers, including GMOL, represented approximately 42%, 48% and 49% of net sales for 2017, 2016 and 2015, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

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

Notes to Consolidated Financial Statements

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2017, there were $0.9 million of unamortized financing cost included in other current assets and $0.2 million of unamortized financing costs included as a contra to long-term debt on the Consolidated Balance Sheets.

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

Shipping and Handling Costs — The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of products sold.   The shipping and handling costs billed to customers in net sales were $38.0 million, $38.3 million and $38.8 million in 2017, 2016, and 2015, respectively.

Advertising Costs — Advertising costs are expensed as incurred.  Advertising costs charged to operations were $2.1 million, $2.0 million and $1.7 million in 2017, 2016 and 2015, respectively.

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

Notes to Consolidated Financial Statements

Years ended March 31,	2017	2016	2015
	(In thousands, except per share amounts)
Basic
Net earnings	$12,613	$54,458	$9,899
Deduct preferred stock dividends	23	23	23
Undistributed earnings	12,590	54,435	9,876
Earnings attributable to participating
preferred shareholders	115	544	160
Earnings attributable to common
shareholders	$12,475	$53,891	$9,716
Weighted average common shares
outstanding	9,785	9,878	10,690
Basic earnings per common share	$1.27	$5.46	$0.91
Diluted
Earnings attributable to common
shareholders	$12,475	$53,891	$9,716
Add dividends on convertible
preferred stock	20	20	20
Earnings attributable to common
stock on a diluted basis	$12,495	$53,911	$9,736
Weighted average common shares
outstanding-basic	9,785	9,878	10,690
Additional shares to be issued related to
the equity compensation plan	2	3	5
Additional shares to be issued under
full conversion of preferred stock	67	67	67
Total shares for diluted	9,854	9,948	10,762
Diluted earnings per share	$1.27	$5.42	$0.90

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $24.2 million, $21.4 million, and $21.5 million in 2017, 2016, and 2015, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were $5.1 million of impairment losses in 2016 included in Plant Restructuring (see Note 14, Plant Restructuring).  There were no significant impairment losses in 2017 and 2015.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the related revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Recently Issued Accounting Standards — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard will be effective for the Company on April 1, 2018 (beginning of fiscal 2019). Early adoption is permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company has selected the modified retrospective approach for its transition method and applied the five-step model of the new standard to a selection of contracts within each of the revenue streams and has compared the results to our current accounting practices. The Company has evaluated the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures.  The Company has substantially completed its evaluation of significant contracts and is currently assessing the impact of adopting the standards update on our consolidated financial statements. The Company will continue its evaluation of the standards update through the date of adoption.

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

In January 2017, the FASB issued Accounting Standards Update No. 2017-01 ("ASU 2017-01"), which clarifies the definition of a business, with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and early adoption is permitted for transactions which occur before the issuance or effective date of the amendments, only when the transaction has not been reported in the financial statements that have been issued or made available for issuance. ASU 2017-01 is to be applied on a prospective basis. The Company does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current period classification.

2. Acquisitions

In October 2015, the Company completed the acquisition of 100% of the stock of Gray & Company.  The business, based in Hart, Michigan, is a processor of maraschino cherries and a provider of glace or candied fruit products.  This acquisition includes a plant in Dayton, Oregon. The purchase price was approximately $23.8 million (net of cash acquired) plus the assumption of certain liabilities.  In conjunction with the closing, the Company paid off $12.0 million of liabilities acquired.  The rationale for the acquisition was twofold: (1) the business is a complementary fit with the existing business and (2) it provides an extension of the Company's product offerings.  This acquisition was financed with proceeds from the Company's revolving credit facility.  The purchase price to acquire Gray & Company was allocated based on the internally developed fair value of the assets acquired and liabilities assumed and the independent valuation of inventory, intangibles, and property, plant, and equipment.  The purchase price of $23.8 million has been allocated as follows (in millions):

Purchase Price (net of cash received)	$23.8

Allocated as follows:
Current assets	$36.6
Other long-term assets	1.4
Property, plant and equipment	13.7
Deferred taxes	(7.7)
Current liabilities	(16.0)
Other long-term liabilities	(4.2)
Total	$23.8

In February 2016, the Company completed the acquisition of 100% of the stock of Diana Fruit Co., Inc.  The business, based in Santa Clara, California, is a processor of maraschino cherries and cherries for fruit cocktail.  The purchase price was approximately $15.0 million (net of cash acquired) plus the assumption of certain liabilities.  In conjunction with the closing, the Company paid off $1.4 million of liabilities acquired.  The rationale for the acquisition was the business is a complementary fit with the recent acquisition of Gray & Company.  This acquisition was financed with proceeds from the Company's revolving credit facility.  The purchase price to acquire Diana was allocated based on the internally developed fair value of the assets acquired and liabilities assumed and the independent valuation of inventory, intangibles, and property, plant, and equipment.  The purchase price of $15.0 million has been allocated as follows (in millions):

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
In April 2014, the Company purchased a 50% equity interest in Truitt Bros. Inc. ("Truitt") for $16.2 million.  The purchase agreement grants the Company the right to acquire the remaining 50% ownership of Truitt in the future under certain conditions.  Truitt is known for its industry innovation related to packing shelf stable foods in trays, pouches and bowls.  Truitt has two state-of-the-art plants located in Oregon and Kentucky.  This investment is included in Other Assets in the Consolidated Balance Sheets as of March 31, 2017 and is accounted for using the equity method of accounting.  Subsequent to 2017 year end, the Company purchased the remaining 50% equity interest in Truitt Bros., Inc. (see Note 16, Subsequent Event).

3.  Short-Term Borrowings

The Company completed the closing of a new five-year revolving credit facility ("Revolver") on July 5, 2016.   Maximum borrowings under the Revolver total $400.0 million from April through July and $500.0 million from August through March.  The Revolver balance as of March 31, 2017 was $214.8 million, with a weighted average interest rate of 2.22% (LIBOR plus a spread) and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet.  The Revolver is secured by accounts receivable and inventories with a carrying value of $670.2 million.  The Company had $13.1 million and $13.2 million of outstanding standby letters of credit as of March 31, 2017 and 2016, respectively, which reduces borrowing availability under the Revolver. See Note 4, Long-Term Debt, for additional comments related to the Revolver.

During 2017 and 2016, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates.  As of March 31, 2017, these interim notes had not been converted into operating leases since the equipment was not yet delivered.  These notes, which total $0.2 million and $0.4 million as of March 31, 2017 and 2016, respectively, are included in notes payable in the accompanying Consolidated Balance Sheets.  These notes are expected to be converted into operating leases within the next twelve months. Until then, they bear interest at an annual rate of 2.29% in 2017 and 1.94% in 2016.

Notes to Consolidated Financial Statements

4. Long-Term Debt

	2017	2016
	(In thousands)
Revolving credit facility,
2.22% and 1.95%, due through 2022	$214,781	$271,592
Farm Credit term loan,
3.38% due 2022	99,836	-
Secured Industrial Revenue
Development Bonds, 3.02%	-	22,630
Secured promissory note,
6.98%, due through 2022	10,340	12,114
Lease financing obligations,
2.62%, due through 2020	4,679	5,313
Secured promissory note,
6.35%, due through 2020	1,782	2,474
2.00%, due through 2021	999	1,200
Other	216	216
	332,633	315,539
Less current portion	3,495	279,572
	$329,138	$35,967

See Note 3, Short-Term Borrowings, for discussion of the Revolver.

The Company's debt agreements, including the Revolver and term loan, contain covenants that restrict the Company's ability to incur additional indebtedness, pay dividends on the Company's capital stock, make other restricted payments, including investments, sell the Company's assets, incur liens, transfer all or substantially all of the Company's assets and enter into consolidations or mergers. The Company's debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum interest coverage ratio and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the interest coverage ratio within the Farm Credit term loan which for 2017 is defined as greater than 3 to 1.  The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting.  The Company was in compliance with all such financial covenants as of March 31, 2017.

The Company's debt agreements limit the payment of dividends and other distributions.  There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

On August 16, 2016, the Company paid off four industrial revenue bonds ("IRBs"), totaling $22.6 million.

On December 9, 2016, the Company entered into a $100.0 million unsecured term loan payable to Farm Credit East, ACA, with a variable interest rate.  The maturity date for this term loan is of December 9, 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt.

The carrying value of assets pledged for secured debt, including the Revolver, is $803.2 million.

Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2018	$3,495
2019	3,702
2020	3,217
2021	5,518
2022	316,485
Thereafter	216
Total	$332,633

Notes to Consolidated Financial Statements
5. Leases

The Company had capital leases of $40.9 million as of March 31, 2017 and $5.3 million as of March 31, 2016.

Leased assets under capital leases consist of the following:

	2017	2016
Land	-	-
Buildings	5,313	5,313
Equipment	35,597	-
	40,910	5,313
Less accumulated amortization	1,706	89
	39,204	5,224

The Company has operating leases expiring at various dates through 2031. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating and capital lease payments due as of March 31, 2017 (in thousands):

Years ending March 31:	Operating	Capital
2018	$39,794	$6,307
2019	35,297	6,306
2020	30,448	6,307
2021	24,506	6,307
2022	16,166	6,307
2023-2031	14,136	14,046
Total minimum payment required	$160,347	$45,580
Less interest		6,547
Present value of minimum lease payments		39,033
Amount due within one year		4,839
Long-term capital lease obligation		$34,194

Lease expense in fiscal 2017, 2016 and 2015 was $48.3 million, $51.4 million and $49.6 million, respectively.

Notes to Consolidated Financial Statements

6. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows:

	2017	2016	2015
	(In thousands)
Current:
Federal	$395	$24,579	$4,380
State	495	1,953	453
	890	26,532	4,833
Deferred:
Federal	6,259	(689)	(925)
State	265	156	313
	6,524	(533)	(612)
Total income taxes	$7,414	$25,999	$4,221

A reconciliation of the expected U.S. statutory rate to the effective rate follows:
	2017	2016	2015
Computed (expected tax rate)	35.0%	35.0%	35.0%
State income taxes (net of federal tax benefit)	4.1	2.7	2.9
State tax credits	(2.5)	(0.9)	(8.7)
Federal credits	(1.8)	(0.4)	(2.4)
Manufacturer's deduction	(1.7)	(3.9)	(5.0)
(Reversal of) addition to uncertain tax positions	0.2	0.2	(1.0)
Other permanent differences not deductible	2.4	(0.2)	0.7
Change in valuation allowance	0.2	0.1	9.9
Other	1.1	(0.3)	(1.5)
Effective income tax rate	37.0%	32.3%	29.9%
The effective tax rate was 37.0% in 2017 and 32.3% in 2016. Of the 4.7 percentage point increase in the effective tax rate for the year, the major contributor to this increase is the permanent differences not deductible which account for 2.6% of this increase.  The other significant change is in the manufacturer's deduction, which is based on taxable income. As a result of significant bonus depreciation in the fourth quarter of 2017, the percentage of the deduction in relationship to book income is lower than last year by 2.2%.
The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2017	2016
	(In thousands)
Deferred income tax assets:
Future tax credits	$3,827	$3,807
Employee benefits	3,119	3,174
Insurance	924	881
Other comprehensive loss	7,135	18,154
Interest	32	21
Prepaid revenue	444	571
Other	472	2,804
Severance	-	3
	15,953	29,415

Deferred income tax liabilities:
Property basis and depreciation difference	12,786	9,330
481(a) adjustment	429	880
Inventory valuation	1,032	1,247
Intangibles	213	235
Earnings from equity investment	193	69
Pension	3,590	2,896
	18,243	14,657
Valuation allowance - non-current	1,891	1,861
Net deferred income tax (liability) asset	$(4,181)	$12,897

Notes to Consolidated Financial Statements
Net non-current deferred income tax liabilities of $4.2 million as of March 31, 2017 and net non-current deferred income tax assets of $12.9 million as of March 31, 2016 are recognized in the Consolidated Balance Sheets.
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
The Company has State tax credit carryforwards amounting to $1.2 million (California, net of Federal impact), $0.9 million (New York, net of Federal impact), and $1.7 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2032 (Wisconsin), through 2032 (New York), and through 2027 (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2017, the Company has recorded a valuation allowance amounting to $1.9 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.
Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement.  The change in the liability for the years ended March 31, 2017 and 2016 consists of the following:

	2017	2016
	(In thousands)
Beginning balance	$694	$464

Tax positions related to current year:
Additions	67	291

Tax positions related to prior years:
Additions	-	241
Reductions	(46)	(7)
Settlements	-	(166)
Lapses in statues of limitations	-	(129)
Balance as of March 31,	$715	$694

Neither balances at March 31, 2017 nor 2016 include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2017 and 2016, the Company recognized approximately $0.1 million decrease and $0.1 million decrease, respectively, in interest and penalties. As of March 31, 2017 and 2016, the Company had approximately $0.1 million and $0.1 million, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2018 with federal and state taxing authorities that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

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
The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders' option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2017, 2016 or 2015. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2017, the Company has an aggregate of 6,710,249 shares of non-designated Class A Preferred authorized for issuance.
The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share.  There were 89,251 shares outstanding as of March 31, 2017 after conversions of 1,575 shares into Class A Common Stock during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 500 shares outstanding as of March 31, 2017.
There are 407,240 shares of Series A Preferred outstanding as of March 31, 2017 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2017 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2017 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2017, 2016 and 2015.
Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company's indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2017, there were no shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.
Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2017 and 2016. Additionally, there were 89,751 and 91,326 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2017 and 2016, respectively.
Treasury Stock — During 2017, the Company repurchased $2.4 million, or 73,400 shares of its Class A Common Stock and $0.4 million, or 9,042 shares of its Class B Common Stock.  As of March 31, 2017, there is a total of $66.5 million, or 2,300,146 shares, of repurchased stock.  These shares are not considered outstanding.  The Company contributed $2.0 million or 63,846 treasury shares for the 401(k) match in 2017 as described in Note 8, Retirement Plans.

Notes to Consolidated Financial Statements

8. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the "Plan") covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan's benefit obligation and fair value of plan assets over the two-year period ended March 31, 2017 and a statement of the unfunded status as of March 31, 2017 and 2016:

	2017	2016
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$214,036	$212,908
Service cost	8,375	10,502
Interest cost	7,633	8,902
Plan amendments	92	-
Actuarial (gain) loss	(3,201)	(11,340)
Benefit payments and expenses	(10,913)	(6,936)
Benefit obligation at end of year	$216,022	$214,036

Change in Plan Assets

Fair value of plan assets at beginning of year	$176,238	$157,948
Actual gain on plan assets	34,304	2,126
Employer contributions	8,200	23,100
Benefit payments and expenses	(10,913)	(6,936)
Fair value of plan assets at end of year	$207,829	$176,238

Unfunded Status	$(8,193)	$(37,798)

The unfunded status decreased by $29.6  million during 2017 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2017.  This unfunded status reduction was recognized via the actual gain on plan assets and the decrease in accumulated other comprehensive loss of $16.9 million after the income tax benefit of $10.8 million.  The increase in projected benefit obligation was a function of using the full yield curve approach, a decrease in the discount rate from 4.36% to 4.35% and the change to using an updated mortality table. During 2016, the Company converted to the 2006 base rates from the RP-2014 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2016 for calculating the pension obligation in 2017 and the related pension expense in 2018.  Effective March 31, 2016, the Company elected to change the approach used to calculate the service and interest cost components of the net periodic benefit cost for its pension and postretirement benefit plans to provide a more precise measurement of service and interest costs.  Historically the Company calculated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.  Now the new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.  The change does not affect the measurement of pension and postretirement obligations and is accounted for as a change in accounting estimate, which is applied prospectively.
Plan assets increased from $176.2 million as of March 31, 2016 to $207.8 million as of March 31, 2017 due to a gain on plan assets of $34.3 million from a continued recovery in market conditions and the $8.2 million contribution by the Company.  The Company made this contribution to maintain its funding status at an acceptable level.

Notes to Consolidated Financial Statements
	2017	2016
	(In thousands)
Amounts Recognized in Accumulated Other
Comprehensive Pre-Tax Loss

Prior service cost	$(826)	$(843)
Net loss	(17,580)	(45,248)
Accumulated other comprehensive pre-tax loss	$(18,406)	$(46,091)

Pension and
post retirement plan
adjustments, net
of tax
(In thousands)
Accumulated Other Comprehensive Loss

Balance at March 31, 2016	$(28,396)

Other comprehensive gain before reclassifications	17,221
Reclassified from accumulated other comprehensive loss	-
Net current period other comprehensive loss	17,221
Balance at March 31, 2017	$(11,175)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2017, 2016, and 2015:

	2017	2016	2015
	(In thousands)
Service cost	$8,375	$10,502	$8,515
Interest cost	7,633	8,902	8,236
Expected return on plan assets	(12,696)	(11,685)	(11,360)
Amortization of net loss	2,858	3,854	350
Prior service cost	109	109	-
Net periodic benefit cost	$6,279	$11,682	$5,741

The Plan's accumulated benefit obligation was $199.2 million at March 31, 2017, and $195.3 million at March 31, 2016.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company's benefit obligation and pension expense are shown in the following table:

	2017	2016

Weighted Average Assumptions for Balance Sheet Liability at End of Year:

Discount rate - projected benefit obligation	4.35%	4.36%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

Weighted Average Assumptions for Benefit Cost at Beginning of Year:

Discount rate - pension expense	4.34%	4.15%
Discount rate - service cost	4.67%	4.15%
Discount rate - interest cost	3.62%	4.15%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

Notes to Consolidated Financial Statements The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2018	2017	2016

Plan Assets

Equity securities	99%	99%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1	1	1
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1, due to the active public market.

	2017	2016
	Market Value	Market Value
	(In thousands)
Assets by Industry Type

Asset Category
Cash and cash equivalents:
Money market funds	$1,585	$1,497
Total cash and cash equivalents	1,585	1,497
Common equity securities:
Materials	10,952	9,379
Industrials	25,383	30,355
Telecommunication services	18,060	9,325
Consumer staples	43,641	33,048
Energy	16,110	14,658
Financials	33,818	34,891
Health Care	17,587	10,538
Information technology	13,887	9,681
Utilities	26,806	22,866
Total common equity securities	206,244	174,741
Total assets	$207,829	$176,238

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 7.25%. The Company expects 7.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time.  The Company's gain on plan assets during 2017 was 19.5% as compared to the S&P 500 unaudited loss (including dividends) of 19.7%. Plan assets include Company common stock with a fair market value of $18.4 million as of March 31, 2017 and $18.4 million as of March 31, 2016.

Notes to Consolidated Financial Statements

Cash Flows

Expected contributions for fiscal year ending March 31, 2018 (in thousands):

Expected Employer Contributions $ -
 Expected Employee Contributions   -

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2018	$7,784
2019	8,409
2020	8,995
2021	9,682
2022	10,295
2023-2027	61,816

401(k) Plans

The Company also has employees' savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company's matching contributions are discretionary. Costs charged to operations for the Company's matching contributions amounted to $1.9 million, $1.8 million, and $2.3 million in fiscal 2017, 2016, and 2015, respectively. In fiscal 2017 and 2016, the matching contribution was entirely treasury stock.  This stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

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

For the fiscal years ended March 31, 2017, 2016 and 2015, contributions to the Teamsters Plan were $2.3 million, $2.5 million and $2.4 million, respectively. The contributions to this plan are paid monthly based upon the number of hours worked by covered employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

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

The Teamsters Plan received a Pension Protection Act "green" zone status for the plan year beginning January 1, 2016. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the green zone are at least 80 percent funded.

Notes to Consolidated Financial Statements

9. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2017		2016
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including
current portion	$332,633	$332,926	$315,539	$315,478

Capital leases, including
current portion	$39,033	$37,505	$5,231	$5,076

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

10. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to increase net earnings by $3.9 million in 2017; to increase net earnings by $16.1 million in 2016, and reduce net earnings by $6.9 million in 2015, compared to what would have been reported using the FIFO inventory method. The increase in earnings per share was $0.40 ($0.40 diluted) in 2017; increase earnings per share was $1.62 ($1.60 diluted) in 2016, and reduce earnings per share was $0.64 ($0.63 diluted) in 2015. There was no LIFO liquidations during the three-year period ended March 31, 2017.  The inventories by category and the impact of using the LIFO method are shown in the following table:

	2017	2016	2015
	(In thousands)

Finished products	$534,995	$467,337	$414,154
In process	35,982	25,855	22,651
Raw materials and supplies	160,333	213,790	199,674
	731,310	706,982	636,479
Less excess of FIFO cost over LIFO cost	133,254	139,275	164,067
Total inventories	$598,056	$567,707	$472,412

11. Other Operating Income and Expense

Other operating expense in 2017 includes a charge for $1.2 million related to costs incurred due to some roof collapses at a Northwest plant as a result of heavy snowfall.  In addition, there was a charge for an impairment of a long-term asset of $1.1 million.  The Company also recorded a loss of $0.2 million on the sale of fixed assets.

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

Notes to Consolidated Financial Statements

12. Segment Information

The Company manages its business on the basis of two reportable segments — the primary segment is the packaging and sale of fruits and vegetables and secondarily, the packaging and sale of snack products and finally, other products. The Company markets its product almost entirely in the United States. Export sales represented 7.7%, 8.5%, and 9.0% of total sales in 2017, 2016, and 2015, respectively. In 2017, 2016, and 2015, the sale of Green Giant vegetables accounted for 10%, 11%, and 13% of net sales, respectively. "Other" in the table below represents activity related to can sales, trucking, seed sales, and flight operations.
	Fruit and
	Vegetable	Snack	Other	Total
	(In thousands)
2017:
Net sales	$1,210,170	$12,430	$23,081	$1,245,681
Operating income	26,543	945	1,633	29,121
Interest expense, net	9,518	17	137	9,672
Income tax expense	6,475	355	584	7,414
Identifiable assets	940,300	2,833	2,886	946,019
Capital expenditures	30,969	225	1,318	32,512
Depreciation and amortization	23,525	346	953	24,824

2016:
Net sales	$1,239,179	$12,336	$23,845	$1,275,360
Operating income	87,120	1,164	265	88,549
Interest expense, net	7,923	18	103	8,044
Income tax expense	25,551	372	76	25,999
Identifiable assets	888,968	2,697	3,662	895,327
Capital expenditures	9,232	52	682	9,966
Depreciation and amortization	20,438	351	948	21,737

2015:
Net sales	$1,246,115	$11,667	$28,568	$1,286,350
Operating income	18,865	779	710	20,354
Interest expense, net	6,778	12	72	6,862
Income tax expense	3,775	225	221	4,221
Identifiable assets	798,640	3,235	4,573	806,448
Capital expenditures	22,177	157	1,400	23,734
Depreciation and amortization	20,445	367	1,022	21,834

The fruit and vegetable segment, consisting of Green Giant, canned fruit and vegetables and frozen products, represented 99%, 99% and 99% of assets and 97%, 100% and 102% of pre-tax earnings in 2017, 2016 and 2015, respectively.

Classes of similar products/services:	2017	2016	2015
	(In thousands)
Net Sales:
Green Giant *	$119,812	$144,310	$161,993
Canned vegetables	705,297	746,501	754,556
Frozen	98,597	94,710	94,648
Fruit	286,464	253,658	234,918
Snack	12,430	12,336	11,667
Other	23,081	23,845	28,568
Total	$1,245,681	$1,275,360	$1,286,350

* Green Giant includes canned and frozen vegetables exclusively for B&G Foods.

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

Notes to Consolidated Financial Statement

14. Plant Restructuring

During 2016, the Company recorded a restructuring charge of $10.3 million related to the closing of a plant in the Northwest of which $0.2 million was related to severance cost, $5.1 million was related to asset impairments (contra fixed assets), and $5.1 million was related to other costs ($3.6 related to operating lease costs).  During 2016, the Company reduced the costs of the plant closing in the Midwest, started in 2015, by $0.1 million, mostly related to severance costs.  During 2017, the Company increased the costs related to the closing of the plant in the Northwest, started in 2016, by $0.5 million, mostly related to operating equipment move costs partially offset by impairment credits.  In addition, in 2017 the Company incurred $1.3 million related to severance costs for a plant in the West.

During 2015, the Company recorded a restructuring charge of $1.4 million related to the closing of a plant in the Midwest and the realignment of two other plants, one in the Midwest and the other in the Northwest, of which $0.8 million was related to severance cost, $0.3 million was related to equipment costs (contra fixed assets), and $0.3 million was related to equipment relocation costs.

These charges are included under Plant Restructuring in the Consolidated Statements of Net Earnings.  Severance Payable and Other Costs Payable are included in Other Accrued Expenses on the Consolidated Balance Sheets.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2015, 2016 and 2017:

		Long-Lived	Other
	Severance	Asset	Costs
	Payable	Impairment	Payable	Total
	(In thousands)

Balance March 31, 2014	$10	$-	$-	$10
Charge to expense	842	264	270	1,376
Cash payments/write offs	(137)	-	-	(137)
Balance March 31, 2015	715	264	270	1,249
Charge to expense	162	5,065	5,075	10,302
Cash payments/write offs	(877)	(354)	(1,448)	(2,679)
Balance March 31, 2016	-	4,975	3,897	8,872
Charge to expense	1,578	(384)	635	1,829
Cash payments/write offs	(1,541)	182	(4,227)	(5,586)
Balance March 31, 2017	$37	$4,773	$305	$5,115

15. Related Party Transactions

A small percentage (less than 1% in fiscal 2017, 2016 and 2015) of vegetables supplied to the Company's New York packaging plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $1.0 million, $1.0 million, and $0.8 million pursuant to a raw vegetable grower contract in fiscal 2017, 2016 and 2015, respectively.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

During the years ended March 31, 2017, 2016 and 2015, the Company made charitable contributions to a related party foundation in the amount of approximately $1.3 million, $2.3 million and $2.2 million, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions. This Foundation is managed by current employees of the Company.

 16. Subsequent Event

On April 1, 2017, the Company and David J. Truitt entered into a Share Purchase agreement to buy David's 50% ownership interest in Truitt Bros., Inc. ("TBI").  With this transaction, the Company now owns 100% of TBI which it retains as a wholly owned subsidiary and will be consolidated in all future reporting periods.  The Company had owned a 50% interest in TBI for the past three years which was recorded as an equity investment.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
 Marion, New York

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation as of March 31, 2017 and 2016 and the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seneca Foods Corporation at March 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2017 in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Seneca Foods Corporation's internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 25, 2017 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin

 May 25, 2017

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
Our management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2017, our internal control over financial reporting is effective based on those criteria.
The Company's independent registered public accountant has issued its report on the effectiveness of the Company's internal control over financial reporting.  Their report appears on the next page.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

We have audited Seneca Foods Corporation's internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Item 9A of Form 10-K, Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Standards Board (United States), the consolidated balance sheets of Seneca Foods Corporation as of March 31, 2017 and 2016, and the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2017 and our report dated May 25, 2017 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
Milwaukee, Wisconsin

May 25, 2017

Shareholder Information and Quarterly Results

The Company's common stock is traded on The NASDAQ Global Stock Market. The 7.9 million Class A outstanding shares and 1.9 million Class B outstanding shares are owned by 172 and 182 shareholders of record, respectively. The high and low closing prices of the Company's common stock during each quarter of the past two years are shown below:

Class A:	2017		2016
Quarter	High	Low	High	Low
First	$36.50	$29.32	$31.63	$27.60
Second	40.88	27.03	31.09	26.00
Third	42.65	27.90	31.00	25.85
Fourth	41.52	34.30	35.78	26.90

Class B:	2017		2016
Quarter	High	Low	High	Low
First	$38.50	$32.89	$34.93	$32.00
Second	46.00	36.00	43.85	32.00
Third	44.70	33.00	36.00	32.00
Fourth	44.00	38.20	44.88	32.00

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company's Common Stock compared with the NASDAQ Market Total U.S. Return Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2012, in the Company's Class A Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the peer group are B&G Foods Inc., Fresh Del Monte, Hanover Foods Corporation, John B. Sanfilippo & Son Inc., Treehouse Foods, Inc. and Hain Celestial Group Inc.  The peer group members are in related food businesses, but not necessarily direct competitors in canning.

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group, and Peer Group

300
250
200
150
100
50
0
Dollars
Seneca
Peer
NASDAQ US Total Return
2012
2013
2014
2015
2016
2017
Years

Shareholder Information and Quarterly Results

As of March 31, 2017, the most restrictive credit agreement limitation on the Company's payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company's Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Quarterly Results

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)
Year ended March 31, 2017:
Net sales	$252,614	$357,247	$369,705	$266,115
Gross margin	19,975	30,212	37,475	18,721
Net (loss) earnings	(62)	6,144	8,181	(1,650)
Basic earnings per common share	(0.01)	0.62	0.83	(0.17)
Diluted earnings per common share	(0.01)	0.62	0.82	(0.17)

Year ended March 31, 2016:
Net sales	$226,258	$313,202	$432,198	$303,702
Gross margin	20,899	29,073	53,382	44,041
Net earnings	2,968	6,522	31,123	13,845
Basic earnings per common share	0.30	0.65	3.12	1.39
Diluted earnings per common share	0.29	0.65	3.10	1.38

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels.  Due to the dependence on the fruit and vegetable yields of the Company's food packaging, interim costing must be estimated.