Form 10-K, Exhibit 13
period 2018-03-31
Seneca Foods Corp
filed 2018-06-29
CIK 88948

Exhibit 13

Five Year Selected Financial Data

Summary of Operations and Financial Condition
(In thousands of dollars, except per share data and ratios)

Years ended March 31,	2018	2017	2016 (a)	2015	2014
		(Restated)(e)	(Restated)(e)	(Restated)(e)	(Restated)(e)

Net sales	$1,314,765	$1,262,198	$1,279,567	$1,283,426	$1,340,001

Operating (loss) income before interest (b)	$(5,267)	$34,742	$91,731	$27,819	$20,288
Interest expense, net	15,037	9,672	8,044	6,862	7,564
Net (loss) earnings (b)	(13,811)	15,895	56,399	14,453	10,962

Basic (loss) earnings per common share (b)	$(1.41)	$1.61	$5.65	$1.34	$0.98
Diluted (loss) earnings per common share (b)	(1.41)	1.60	5.61	1.32	0.97

Working capital	$583,658	$541,385	$254,200	$449,265	$433,937
Inventories	680,828	628,935	609,481	512,844	496,250
Net property, plant, and equipment	277,025	237,476	188,837	185,557	183,917
Total assets	1,070,431	978,268	944,991	855,257	825,895
Long-term debt less current portion	414,132	329,138	35,967	271,634	216,239
Stockholders’ equity	396,930	425,204	392,835	337,450	374,798

Additions to property, plant, and equipment	$32,789	$32,512	$9,966	$23,734	$19,448

Net (loss) earnings/average equity	(3.4)%	3.9%	15.4%	4.1%	3.0%
(Loss) earnings before taxes/sales	(1.5)%	2.0%	6.5%	1.7%	0.9%
Net (loss) earnings/sales	(1.1)%	1.3%	4.4%	1.1%	0.8%
Long-term debt/equity (c)	113.4%	85.4%	10.4%	80.5%	57.7%
Total debt/equity ratio	1.7:1	1.3:1	1.4:1	1.5:1	1.2:1
Current ratio	4.0:1	4.1:1	1.6:1	3.4:1	3.0:1

Total stockholders’ equity per equivalent common share (d)	$40.30	$42.72	$39.40	$33.40	$33.57
Stockholders’ equity per common share	40.66	43.27	39.90	33.89	34.37
Class A Global Market System closing price range	38.15-27.60	42.65-27.03	35.78-25.85	32.65-25.06	36.07-27.80
Class B Global Market System closing price range	39.00-29.30	46.00-32.89	44.88-32.00	41.00-27.91	36.29-27.42
Common cash dividends declared per share	-	-	-	-	-
Price earnings ratio	-	22.9	6.5	23.2	32.1

(a)	The fiscal 2016 financial results include five months and one month of operating activity related to the Gray and Diana acquisitions, respectively.
(b)

The effect of using the LIFO inventory valuation method in Fiscal 2018 was to reduce operating earnings by $15.0 million and net earnings by $11.2 million or $1.15 per share ($1.15 diluted). The effect of using the LIFO inventory valuation method in fiscal 2017 was to increase operating earnings by $10.0 million and net earnings by $6.6 million or $0.67 per share ($0.67 diluted). The effect of using the LIFO inventory valuation method in fiscal 2016 was to increase operating earnings by $27.7 million and net earnings by $18.0 million or $1.81 per share ($1.79 diluted). The effect of using the LIFO inventory valuation method in fiscal 2015 was to reduce operating earnings by $4.2 million and net earnings by $2.7 million or $0.25 per share ($0.25 diluted). The effect of using the LIFO inventory valuation method in fiscal 2014 was to reduce operating earnings by $25.1 million and net earnings by $16.3 million or $1.47 per share ($1.46 diluted).

(c)

The long-term debt to equity percentage for fiscal 2018, 2017, 2015 and 2014 include the Revolving Credit Facility as discussed in Note 5, Long-Term Debt. During fiscal 2016, the Revolving Credit Facility was included in current liabilities. If calculated on a comparable basis to other fiscal years, the fiscal 2016 percentage would be 77.2%.

(d)

Equivalent common shares are either common shares or, for convertible preferred shares, the number of common shares that the preferred shares are convertible into. See Note 8 of the Notes to Consolidated Financial Statements for conversion details.

(e)	For information regarding the background of the restatement see Note 2 of the accompanying Financial Statements.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is one of North America’s leading providers of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from over 2,000 American farms.

Seneca holds a large share of the retail private label, food service, and export canned vegetable markets, distributing to over 90 countries.   Products are also sold under the highly regarded brands of Libby’s®, Aunt Nellie’s®, Green Valley®, READ®, Cherryman® and Seneca labels, including Seneca snack chips.  In addition, Seneca provides vegetable products under a contract packing agreement with B&G Foods North America, under the Green Giant label.

During 2014, the Company acquired a 50% equity interest in Truitt Bros., Inc. (“Truitt”) which was accounted for as an equity interest. During 2018, the Company purchased the remaining 50% equity interest in Truitt. Truitt is known for its industry innovation related to packing shelf stable foods in trays, pouches and bowls. The business, based in Salem, Oregon, has two state-of-the-art plants located in Oregon and Kentucky.

The Company’s business strategies are designed to grow the Company’s market share and enhance the Company’s sales and margins and include: 1) expanding the Company’s leadership in the packaged fruit and vegetable industry; 2) providing low cost, high quality fruit and vegetable products to consumers through the elimination of costs from the Company’s supply chain and investment in state-of-the-art production and logistical technology; 3) focusing on growth opportunities to capitalize on higher expected returns; and 4) pursuing strategic acquisitions that leverage the Company’s core competencies.

All references to years are fiscal years ended March 31 unless otherwise indicated.

Restatement of Previously Issued Financial Statements

On June 28, 2018, the Company concluded that it did not meet all of the criteria for bill and hold treatment under Staff Accounting Bulletin Topic 13 for the Green Giant contract. In particular, the Company determined that performance obligations were not complete at the time title transferred to the customer as the unlabeled products under this contract were not ready for shipment. The Company has determined that the audited consolidated financial statements as of and for the years ended March 31, 2016 and 2017 and the unaudited condensed consolidated financial statements as of and for each of the interim periods within the years ended March 31, 2017 and 2018 should be restated to correct these inadvertent errors in the application of generally accepted accounting principles dealing with complex and technical accounting issues relating to “bill and hold” revenue recognition.

See Note 2 of the Notes to Consolidated Financial Statements for a summary of the effects of the restatement on the Company’s Consolidated Statement of Net Earnings (Loss), Consolidated Balance Sheets, Consolidated Statement of Stockholder’s Equity and Consolidated Statement of Cash Flows.

Restructuring

During 2018, the Company recorded restructuring charges of $10.0 million mostly related to the closing of the Modesto plant in the West ($5.4 million related to operating lease termination costs and $4.1 million related to a pension termination cost), of which $0.7 million was related to severance cost ($0.6 million related to Modesto) and the balance for a plant in the Midwest and Northwest. In addition, there was a true-up credit mostly related to long-lived asset charges (fixed asset impairment) of a credit of $0.4 million and other costs for various equipment transfers of a charge of $0.1 million.

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

These charges are included under Plant Restructuring in the Consolidated Statements of Net Earnings (Loss).

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Divestitures, Other Charges and Credits

Other operating income in 2018 includes an acquisition bargain purchase gain of $1.8 million, a gain on the sale of a plant of $1.1 million and a gain on the partial sale of a plant of $0.4 million. The Company also recorded a gain of $0.4 million on the sale of fixed assets.

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

Revolving Credit Facility

The Company completed the closing of a five-year revolving credit facility (“Revolver”) on July 5, 2016. Maximum borrowings under the Revolver total $400.0 million from April through July and $500.0 million from August through March.  The Revolver balance as of March 31, 2018 was $293.5 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver’s July 5, 2021 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by the Company’s accounts receivable and inventories and contains a financial covenant and borrowing base requirements. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company packages. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The Company believes that cash flows from operations and availability under its new Revolver will provide adequate funds for the Company’s working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Seasonality

The Company’s revenues typically are higher in the second and third fiscal quarter due to increased retail sales during the holiday season.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

The seasonality of the Company’s business is illustrated by the following table:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2018:	(Restated)	(Restated)	(Restated)
Net sales	$288,927	$338,470	$387,689	$299,679
Gross margin	15,535	17,411	30,501	$11,140
Net (loss) earnings	(980)	(2,958)	4,377	(14,250)
Inventories (at quarter end)	655,419	859,146	770,702	680,828
Revolver outstanding (at quarter end)	226,010	272,609	290,196	293,459

Year ended March 31, 2017:	(Restated)	(Restated)	(Restated)	(Restated)
Net sales	$272,135	$352,606	$356,767	$280,690
Gross margin	21,955	31,025	37,926	$21,098
Net (loss) earnings	965	6,821	7,789	320
Inventories (at quarter end)	611,063	801,684	699,445	628,935
Revolver outstanding (at quarter end)	264,000	342,935	232,586	214,781

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Short-Term Borrowings

During 2017, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates. As of March 31, 2017, these interim notes had not been converted into operating leases since the equipment was not yet delivered. These notes, which total $0.2 million as of March 31, 2017, are included in notes payable in the accompanying Consolidated Balance Sheets. As of March 31, 2018 the notes were converted into operating leases.

The maximum level of short-term borrowings during 2018 was affected by the acquisition of Truitt using $14.4 million in cash and the higher inventory due to the large pack totaling $25.8 million. The maximum level of short-term borrowings during 2017 was affected by the new $100.0 million unsecured term loan partially offset by higher inventory due to the large pack totaling $30.3 million. Details of the acquisition is outlined in Note 3 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowings during 2018 and 2017:

	Fourth Quarter		Year Ended
	2018	2017	2018	2017
	(In Thousands)
Reported end of period:
Revolver outstanding	$293,459	$214,781	$293,459	$214,781
Weighted average interest rate	3.35%	2.22%	3.35%	2.22%
Reported during period:
Maximum Revolver	$312,917	$245,857	$312,917	$361,800
Average Revolver outstanding	$300,075	$231,946	$259,792	$275,647
Weighted average interest rate	3.16%	2.12%	2.76%	1.93%

Long-Term Debt

At March 31, 2018, the Company has two mortgages outstanding for $9.5 million. On December 9, 2016, the Company entered into a $100.0 million unsecured term loan with a maturity date of December 9, 2021. As discussed in Note 4 of the Notes to Consolidated Financial Statements, the Company classified its Revolver balance as long-term debt at March 31, 2018 and 2017. On August 16, 2016, the Company paid off four industrial revenue bonds ("IRBs"), totaling $22.6 million. The Company assumed a tax-exempt bond with the Truitt acquisition on April 1, 2018 for $10.0 million with a maturity date of October 1, 2032. The Company did not issue any significant long-term debt in 2016, other than the Revolver.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Restrictive Covenants

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum interest coverage ratio and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the interest coverage ratio within the Farm Credit term loan which for 2018 was defined as greater than 4 to 1. However, this covenant was updated in connection with an amendment on June 18, 2018.  The interest coverage ratio will be 1.1 to 1.0 through December 31, 2018,  2.0 to 1.0 from March 31, 2019, through September 30, 2019 and 4.0 to 1.0, thereafter. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met or has received a waiver/amendment for all such financial covenants as of March 31, 2018.

Capital Expenditures

Capital expenditures in 2018 totaled $32.7 million and there were two major projects in 2018 as follows: 1) $2.8 million for the expansion of a production line in Princeville, Illinois, and 2) $3.4 million for a warehouse in Payette, Idaho. In addition, there were lease buyouts, equipment replacements and other improvements in 2018. Capital expenditures in 2017 totaled $32.1 million and there were two major projects in 2017 as follows: 1) $2.0 million to purchase land in Princeville, Illinois, and 2) $4.8 million to buy fixed assets of a seed processing facility in Nampa, Idaho. Capital expenditures in 2016 totaled $9.9 million and were equipment replacements and other improvements, and cost saving projects but no major projects in 2016.

Accounts Receivable

In 2018, accounts receivable increased by $6.7 million or 9.3% versus 2017, due to higher sales volume in the fourth quarter of 2018 compared to 2017 and the Truitt business we acquired in April 2017. In 2017, accounts receivable decreased by $4.7 million or 6.1% versus 2016, due to the impact of decreased sales volume in the fourth quarter of 2017 compared to 2016.

Inventories

In 2018, inventories increased by $51.9 million primarily reflecting the effect of higher finished goods quantities (including Truitt inventories) and higher work in process quantities partially offset by the $15.0 million LIFO reserve increase. The LIFO reserve balance was $158.8 million at March 31, 2018 versus $143.8 million at the prior year end. The LIFO reserve increased as a result of higher input costs in 2018.

In 2017, inventories increased by $19.4 million primarily reflecting the effect of higher finished goods quantities and higher work in process quantities. The LIFO reserve balance was $143.8 million at March 31, 2017 versus $153.9 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Critical Accounting Policies

The Company recognizes revenue when it’s realized or realizable and has been earned.  Revenue is recognized when there is persuasive evidence of an arrangement, the sales price is determinable, collectability is reasonable assured, and shipment or delivery has occurred or services have been rendered

Trade promotions are an important component of the sales and marketing of the Company’s branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of net sales, include amounts paid to encourage retailers to offer temporary price reductions for the sale of the Company’s products to consumers, amounts paid to obtain favorable display positions in retail stores, and amounts paid to retailers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

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

Obligations and Commitments

As of March 31, 2018, the Company was obligated to make cash payments in connection with its debt, operating and capital leases, and purchase commitments. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination. The interest rate used for variable rate debt is the current year average.

	Contractual Obligations
	March 31, 2018

				2024
	2019	2020-21	2022-23	and beyond	Total
	(In thousands)
Long-term debt (largely variable rate)	$3,702	$8,735	$395,197	$10,200	$417,834
Interest	13,589	25,813	7,275	3,154	49,831
Operating lease obligations	36,459	56,728	26,098	4,369	123,654
Purchase commitments	114,296	—	—	—	114,296
Capital lease obligations	7,679	15,357	15,356	9,744	48,136
Total	$175,725	$106,633	$443,926	$27,467	$753,751

In addition, the Company’s defined benefit plan has an unfunded pension liability of $23.3 million which is subject to certain actuarial assumptions. The unfunded status increased by $15.1 million during 2018 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2018. This unfunded status increase was recognized via the actual gain on plan assets and the increase in accumulated other comprehensive loss of $11.7 million after the income tax expense of $3.9 million. The increase in projected benefit obligation was a function of using the full yield curve approach, a decrease in the discount rate from 4.35% to 4.14% and the change to using an updated mortality table. During 2018, the Company converted to the 2006 base rates from the RP-2016 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2017 for calculating the pension obligation in 2018 and the related pension expense in 2019. Effective March 31, 2016, the Company elected to change the approach used to calculate the service and interest cost components of the net periodic benefit cost for its pension and postretirement benefit plans to provide a more precise measurement of service and interest costs. Historically the Company calculated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Now the new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows. The change does not affect the measurement of pension and postretirement obligations and is accounted for as a change in accounting estimate, which is applied prospectively.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Plan assets increased from $207.8 million as of March 31, 2017 to $212.8 million as of March 31, 2018 due to a gain on plan assets of $7.0 million from a continued recovery in market conditions and the $2.7 million contribution by the Company. The increase was also attributable to the merger of the Gray Plan of $3.3 million.  These increases were partially offset by $8.0 million in benefit payments.  The Company made this contribution to maintain its funding status at an acceptable level.

During 2018, the Company entered into new capital and operating leases of approximately $11.8 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2018 season.

Due to uncertainties related to uncertain tax positions, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2018, the Company had $10.4 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2018, the Company’s cash and cash equivalents increased by $3.1 million, which is due to the net impact of $13.2 million used in operating activities, $45.0 million used in investing activities, and $61.3 million provided by financing activities.  This is compared to cash and cash equivalents increased by $3.4 million in 2017, which is due to the net impact of $24.3 million provided by operating activities, $31.7 million used in investing activities, and $10.8 million provided by financing activities.

Operating Activities

Cash used in operating activities was $13.2 million in 2018 compared to $24.3 million of cash provided by operating activities in 2017. The increase is primarily attributable to a net loss in 2018 versus a profit in 2017 which was a $29.7 million swing, a decrease in deferred income tax of $13.8 million, and a decrease in accounts payable and accrued expense of $21.5 million, partially offset by a decrease in inventories in 2018 versus 2017. The 2018 earnings reflect a LIFO charge of $15.0 million resulting in an increase in the tax payment deferral of $3.8 million. During 2018, the Company made a $2.7 million contribution to its pension plan compared to an $8.2 million contribution in the previous year.

Cash provided by operating activities decreased to $24.3 million in 2017 from $39.2 million in 2016. The decrease is primarily attributable to a significant decrease in net earnings and an increase in inventories in 2017 versus 2016. The 2017 LIFO credit of $10.1 million resulted in a decrease in the tax payment deferral of $3.5 million. During 2017, the Company made an $8.2 million contribution to its pension plan compared to a $23.1 million contribution in the previous year. The 2016 net earnings reflect the effect of a one-time $24.3 million payment received from General Mills related to a relationship transfer agreement.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Investing Activities

Cash used in investing activities was $45.0 million for 2018, principally reflecting capital expenditures and an acquisition for $14.4 million. Capital expenditures aggregated $32.7 million in 2018 versus $32.1 million in 2017. There were two major projects in 2018 as follows: 1) $2.8 million for the expansion of a production line in Princeville, Illinois, and 2) $3.4 million for a warehouse in Payette, Idaho.

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

Financing Activities

Cash provided by financing activities was $61.3 million in 2018 representing a net increase in long-term debt (primarily the Revolver) of $66.3 million (net of acquisition debt) partially offset by the purchase of $4.6 million of treasury stock during 2018 versus $2.8 million purchased in 2017.

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

RESULTS OF OPERATIONS

Classes of similar products/services:	2018	2017	2016
		(Restated)	(Restated)
	(In thousands)
Net Sales:
Green Giant *	$111,014	$136,329	$148,517
Canned vegetables	721,121	705,297	746,501
Frozen	105,857	98,597	94,710
Fruit	256,687	286,464	253,658
Prepared foods	92,826	-	-
Snack	10,110	12,430	12,336
Other	17,150	23,081	23,845
Total	$1,314,765	$1,262,198	$1,279,567

* Green Giant includes canned and frozen vegetables packaged exclusively for B&G Foods.

Fiscal 2018 versus Fiscal 2017

Net sales for 2018 increased $52.6 million, from $1,262.2 million to $1,314.8 million. The increase primarily reflects a $92.8 million increase in prepared food sales due to the April 2017 Truitt acquisition, a $25.3 million decrease in Green Giant sales, a $29.8 million decrease in Fruit sales, a $15.8 million increase in canned vegetables sales, a $7.3 million increase in frozen, a $2.3 million decrease in Snack sales, and a $5.9 million decrease in other sales. The increase in sales is attributable to higher selling prices/more favorable sales mix of $50.5 million and increased sales volume of $2.1 million. The increased selling prices/more favorable sales mix is primarily due to canned vegetables.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Cost of product sold as a percentage of sales increased from 91.1% in 2017 to 94.3% in 2018 primarily as a result of a $25.1 million LIFO charge increase in 2018, due to higher commodity and steel costs, and lower selling prices (primarily the fruit) in 2018 versus 2017.

Selling, general and administrative expense was 5.6% of sales in 2018 and 5.8% of sales in 2017. This decrease is due in part to lower employment costs in 2018 than 2017.

Other operating income in 2018 includes a bargain purchase acquisition gain of $1.8 million related to Truitt, a gain on the sale of a plant of $1.1 million and a gain on the partial sale of a plant of $0.4 million. The Company also recorded a gain of $0.4 million on the sale of fixed assets.

Plant restructuring costs, which are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, increased from $1.8 million in 2017 to $10.0 million in 2018. The $10.0 million was mostly due to the closing of a plant in Modesto, California.  No new production will be coming from this facility for the 2018 pack.  The facility will continue to be a warehouse in the near term.

Interest expense, net, increased from $9.7 million in 2017 to $15.0 million in 2018 due in part to the higher average Revolver borrowings in 2018 versus 2017, due to the Truitt acquisition in 2018 and the higher inventories in 2018 than 2017. Approximately $3.1 million of this interest expense increase was as a result of rising interest rates.

As a result of the aforementioned factors, pre-tax earnings decreased from $25.6 million in 2017 to pre-tax loss of $20.3 million in 2018. The effective tax rate was 31.9% in 2018 and 38.0% in 2017.  Of the 6.1 percentage point decrease in the effective tax rate for the year, there are three major contributors. The change in valuation allowance related to state credits accounts for a 9.9% decrease. There are certain California state income tax credit carryovers that will likely not be realized given the closure of the Modesto plant. The change in income tax rate resulting from the Tax Cuts and Jobs Act accounts for 4.9% of this decrease. These two items were partially offset by the change in federal and state credits and incentives which accounts for an 8.8% increase. The dollar amount of these credits and incentives did not change significantly from 2017 to 2018.  However, because income was reported in 2017 and a loss was reported in 2018, the credits and incentives have an inverse impact on the tax rate in 2018 compared to 2017.

Fiscal 2017 versus Fiscal 2016

Net sales for 2017 decreased $17.4 million, from $1,279.6 million to $1,262.2 million. The decrease primarily reflects a $12.2 million decrease in Green Giant sales, a $32.8 million increase in fruit sales, a $3.9 million increase in frozen sales, a $41.2 million decrease in canned vegetables sales and a $0.7 million decrease in other sales. The decrease in sales is attributable to lower selling prices/less favorable sales mix of $91.8 million partially offset by increased sales volume of $74.5 million. The decreased selling prices/less favorable sales mix is primarily due to canned fruit and vegetables. Canned fruit sales include a $48.4 million increase from Gray and Diana sales which was acquired during the third and fourth quarters of 2016.

Cost of product sold as a percentage of sales increased from 88.2% in 2016 to 91.1% in 2017 primarily as a result of lower selling prices and a $17.6 million LIFO credit decrease in 2017 versus 2016.

Selling, general and administrative expense was unchanged at 5.7% of sales in 2017 from 2016.

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

As a result of the aforementioned factors, pre-tax earnings decreased from $83.6 million in 2016 to $25.6 million in 2017. The effective tax rate was 38.0% in 2017 and 32.6% in 2016. Of the 5.4 percentage point increase in the effective tax rate for the year, the major contributor to this increase is the permanent differences not deductible which account for 2.0% of this increase. The other significant change is in the manufacturer’s deduction, which is based on taxable income. As a result of significant bonus depreciation in the fourth quarter of 2017, the percentage of the deduction in relationship to book income is lower than last year by 2.4%.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to be collected and to which the entity expects to be entitled in exchange for the transfer of goods or services. In August 2015, the FASB deferred the effective date by one year while providing the option to early adopt the standard on the original effective date. The new standard was effective for the Company on April 1, 2018. We analyzed the expected impact that the new guidance will have on our policies, processes, controls, and disclosures. This assessment required, among other things, a review of the contracts we have with our customers. The majority of our revenue is earned pursuant to agreements under which we have performance obligations, which are satisfied at a point-in-time, and the timing of revenue recognition will be similar under the new standard as control of the goods transfers to our customers at the same point-in-time that the risks and rewards of ownership transferred historically.   However, based on our analysis, we do expect that this ASU will have a material effect on our historically reported Consolidated Financial Statements as well as our existing processes to recognize revenue, primarily as a result of the Company’s Green Giant contract. As discussed in Note 2 to the Consolidated Financial Statements, this contract did not meet all the requirements for bill and hold revenue recognition treatment under Staff Accounting Bulletin Topic 13.  However, under the new revenue recognition standard, this contract will quality for bill and hold accounting treatment as the Company has concluded that control of the unlabeled products transfers to the customer at the time title transfers and the customer has the right to payment (prior to physical delivery), which will result in earlier revenue recognition.  Additionally, labeling and storage services that are provided after control of the goods has transferred to the customer will be accounted for as separate performance obligations for which revenue will be deferred until the services are performed.  For the fiscal year ended in 2018, as a result of the adoption of the new standard, revenue would have increased by approximately $14.0 million, net loss would have decreased by approximately $5.3 million, and stockholders’ equity as of March 31, 2018 would have increased by $14.4 million. Beginning in fiscal 2019, our disclosures will change as appropriate to comply with the new guidance. The guidance allows for both retrospective and modified retrospective methods of adoption. We will apply the full retrospective method of adoption.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018 (beginning fiscal 2020), including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. While we are still evaluating the impact of our pending adoption of the new standard on our consolidated financial statements, we expect that upon adoption we will recognize ROU assets and lease liabilities and that the amounts could be material.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01 ("ASU 2017-01"), Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and early adoption is permitted for transactions which occur before the issuance or effective date of the amendments, only when the transaction has not been reported in the financial statements that have been issued or made available for issuance. ASU 2017-01 is to be applied on a prospective basis. The Company does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This amendment is intended to allow a reclassification from accumulated other comprehensive loss to retained earnings for stranded tax effects resulting only from the December 2017 enacted United States Tax Cuts and Jobs Act (TCJA) and is not intended to impact underlying accounting guidance that requires that the effect of a change in tax laws or tax rates be included in income from operations. This update is effective for fiscal years beginning after December 31, 2018 with earlier adoption permitted. The Company has early adopted this update in its fourth quarter ended March 31, 2018 resulting in a $2.4 million reclassification from accumulated other comprehensive loss and a corresponding $2.4 million increase to retained earnings. This reclassification from accumulated other comprehensive loss relates to the deferred income tax stranded tax effects resulting from the change in the U.S. federal corporate income tax rate under the TCJA.  The pension and post-retirement benefits adjustment is the Company’s only component of accumulated other comprehensive loss.

In March 2017, the FASB issued Accounting Standards Update2017-07, Compensation – Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires the service cost component of the net periodic pension cost to be presented separately from the other components of the net periodic pension cost in the income statement. Additionally, only the service cost component of the net periodic pension cost will be eligible for capitalization. ASU 2017-07 will be effective for the Company on April 1, 2018. The change in presentation of service cost must be applied retrospectively, while the capitalization of service cost must be applied on a prospective basis. We do not anticipate that the adoption of this ASU will have a material impact on our financial statements and disclosures.

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The Company maintained $15.1 million in cash equivalents as of March 31, 2018. As a result of its regular borrowing activities, the Company’s operating results are exposed to fluctuations in interest rates, which it manages primarily through its regular financing activities. The Company uses a revolving credit facility with variable interest rates and a $100.0 million term loan to finance capital expenditures, acquisitions, seasonal working capital requirements and to pay debt principal and interest obligations. In addition, long-term debt includes secured notes payable and an industrial bond. Long-term debt bears interest at fixed and variable rates. With $359.7 million in average variable-rate debt during fiscal 2018, a 1% change in interest rates would have had a $3.6 million effect on interest expense. The following table provides information about the Company’s financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity date. Weighted average interest rates on long-term variable-rate debt are based on rates as of March 31, 2018.

Interest Rate Sensitivity of Long-Term Debt and Short-Term Investments
March 31, 2018
(In thousands)

	P A Y M E N T S B Y Y E A R
							Total/	Estimated
							Weighted	Fair
	2019	2020	2021	2022	2023	Thereafter	Average	Value

Fixed-rate L/T debt:
Principal cash flows	$3,702	$3,217	$5,518	$1,868	$-	$216	$14,521	$14,309
Average interest rate	5.38%	5.21%	5.45%	6.98%	-%	12.00%	5.76%
Variable-rate L/T debt:
Principal cash flows	$-	$-	$-	$393,329	$-	$9,984	$403,313	$403,176
Average interest rate	-%	-%	-%	3.07%	-%	2.44%	3.06%
Average Revolver debt:
Principal cash flows							$259,669	$259,669
Average interest rate							2.80%

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company’s business are commodities that may experience price volatility caused by external factors including market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company’s production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. With $114.3 million in produce costs expected during 2019, a 1% change would have a $1.1 million effect on inventory costs. A 1% change in steel unit costs would equate to a $1.1 million cost impact.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net (Loss) Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)

Years ended March 31,	2018	2017	2016
		(Restated)	(Restated)

Net sales	$1,314,765	$1,262,198	$1,279,567

Costs and expenses:
Cost of products sold	1,240,178	1,150,194	1,128,990
Selling, general, and administrative expense	73,514	72,996	73,515
Other operating expense (income), net	(3,671)	2,437	(24,971)
Plant restructuring	10,011	1,829	10,302
Total costs and expenses	1,320,032	1,227,456	1,187,836

Operating (loss) income	(5,267)	34,742	91,731
(Earnings) loss from equity investment	(21)	(578)	48
Interest expense, net of interest income of $54, $18, and $4, respectively	15,037	9,672	8,044

(Loss) earnings before income taxes	(20,283)	25,648	83,639
Income tax (benefit) expense	(6,472)	9,753	27,240
Net (loss) earnings	$(13,811)	$15,895	$56,399

Basic (loss) earnings per common share	$(1.41)	$1.61	$5.65

Diluted (loss) earnings per common share	$(1.41)	$1.60	$5.61

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive (Loss) Income

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars)

Years ended March 31,	2018	2017	2016
		(Restated)	(Restated)

Comprehensive (loss) income :
Net (loss) earnings	$(13,811)	$15,895	$56,399
Change in pension and postretirement benefits (net of income tax of $3,774, $10,367, and $2,179, respectively)	(11,483)	17,221	3,408

Total comprehensive (loss) income	$(25,,294)	$33,116	$59,807

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2018	2017
		(Restated)
Assets
Current Assets:
Cash and cash equivalents	$15,102	$11,992
Accounts receivable, less allowance for doubtful accounts of $56 and $50, respectively	78,796	72,080
Inventories:
Finished products	511,313	466,126
In process	41,665	32,528
Raw materials and supplies	127,850	130,281
	680,828	628,935
Refundable income taxes	1,142	2,471
Other current assets	2,144	3,671
Total Current Assets	778,012	719,149
Deferred income tax asset, net	10,289	1,370
Other assets	5,105	20,273
Property, plant, and equipment:
Land	30,074	25,219
Buildings and improvements	226,857	216,859
Equipment	462,568	414,859
Total	719,499	656,937
Less accumulated depreciation and amortization	442,474	419,461
Net property, plant, and equipment	277,025	237,476
Total Assets	$1,070,431	$978,268

Liabilities and Stockholders’ Equity
Current Liabilities:
Notes payable	$-	$166
Accounts payable	69,618	72,824
Deferred revenue	60,657	46,100
Accrued vacation	13,023	11,867
Accrued payroll	5,320	6,593
Other accrued expenses	35,921	31,880
Current portion of long-term debt and capital lease obligations	9,815	8,334
Total Current Liabilities	194,354	177,764
Long-term debt, less current portion	414,132	329,138
Pension liabilities	23,290	8,193
Other liabilities	5,829	3,775
Capital lease obligations, less current portion	35,896	34,194
Total Liabilities	673,501	553,064
Commitments and contingencies
Stockholders’ Equity:
Preferred stock	707	1,324
Common stock	3,038	3,024
Additional paid-in capital	98,161	97,458
Treasury stock, at cost	(69,556)	(66,499)
Accumulated other comprehensive loss	(25,067)	(11,175)
Retained earnings	389,647	401,072
Total Stockholders’ Equity	396,930	425,204
Total Liabilities and Stockholders’ Equity	$1,070,431	$978,268

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2018	2017	2016
		(Restated)	(Restated)
Cash flows from operating activities:
Net (loss) earnings	$(13,811)	$15,895	$56,399
Adjustments to reconcile net earnings to net cash (used in) provided by operations:
Depreciation and amortization	31,547	24,824	21,737
Deferred income tax (benefit) expense	(4,923)	8,863	708
(Gain) loss on the sale of assets	(1,855)	177	(432)
Impairment and restructuring provision	10,011	2,881	10,302
(Earnings) loss from equity investment	(21)	(578)	48
Bargain purchase gain	(1,786)	-	-
401(k) match stock contribution	1,501	2,017	1,820
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	(672)	4,708	1,289
Inventories	(35,817)	(19,454)	(53,527)
Other current assets	1,527	12,094	12,544
Accounts payable, accrued expenses, and other liabilities	(207)	(21,658)	(13,976)
Income taxes	1,319	(5,445)	2,246
Net cash (used in) provided by operating activities	(13,187)	24,324	39,158

Cash flows from investing activities:
Additions to property, plant, and equipment	(32,665)	(32,139)	(9,864)
Cash paid for acquisitions (net of cash acquired)	(14,420)	-	(38,795)
Proceeds from the sale of assets	2,075	427	1,026
Net cash used in investing activities	(45,010)	(31,712)	(47,633)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	532,374	506,831	355,932
Payments of long-term debt and capital lease obligations	(466,048)	(491,494)	(333,382)
Payments on notes payable	(166)	(236)	(9,501)
Change in other assets	(272)	(1,493)	(305)
Purchase of treasury stock	(4,558)	(2,807)	(6,252)
Preferred stock dividends paid	(23)	(23)	(23)
Net cash provided by financing activities	61,307	10,778	6,469

Net increase (decrease) in cash and cash equivalents	3,110	3,390	(2,006)
Cash and cash equivalents, beginning of year	11,992	8,602	10,608
Cash and cash equivalents, end of year	$15,102	$11,992	$8,602

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$13,475	$8,352	$6,820
Income taxes (refunded) paid	(3,082)	6,284	24,108
Noncash transactions:
Property, plant and equipment issued under capital lease	8,381	35,559	5,313
Assets previously held for sale reclassified back to property, plant and equipment	-	5,025	-

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2015 (Restated)	$2,119	$3,010	$96,578	$(61,277)	$(31,804)	$328,824
Net earnings (Restated)	-	-	-	-	-	56,399
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	33	-	-	-
Contribution of 401(k) match	-	-	-	1,820	-	-
Purchase of treasury stock	-	-	-	(6,252)	-	-
Preferred stock conversion	(775)	13	762	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $2,179)	-	-	-	-	3,408	-
Balance March 31, 2016 (Restated)	1,344	3,023	97,373	(65,709)	(28,396)	385,200
Net earnings (Restated)	-	-	-	-	-	15,895
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	66	-	-	-
Contribution of 401(k) match	-	-	-	2,017	-	-
Purchase of treasury stock	-	-	-	(2,807)	-	-
Preferred stock conversion	(20)	1	19	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $10,367)	-	-	-	-	17,221	-
Balance March 31, 2017 (Restated)	1,324	3,024	97,458	(66,499)	(11,175)	401,072
Net loss	-	-	-	-	-	(13,811)
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Contribution of 401(k) match	-	-	-	1,501	-	-
Purchase of treasury stock	-	-	-	(4,558)	-	-
Preferred stock conversion	(617)	14	603	-	-	-
Reclassification of certain tax effects	-	-	-	-	(2,409)	2,409
Change in pension and postretirement benefits adjustment (net of tax $3,774)	-	-	-	-	(11,483)	-
Balance March 31, 2018	$707	$3,038	$98,161	$(69,556)	$(25,067)	$389,647

		Preferred Stock			Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2018	200,000	1,400,000	37,529	500	20,000,000	10,000,000
Shares outstanding:
March 31, 2016	200,000	807,240	90,826	500	7,918,069	1,894,599
March 31, 2017	200,000	807,240	89,251	500	7,910,508	1,884,839
March 31, 2018	200,000	807,240	37,529	500	7,860,033	1,884,439
Stock amount	$50	$202	$447	$8	$2,534	$504

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the “Parent Company”) and subsidiaries (the “Company”) conducts its business almost entirely in food packaging, operating 30 plants and 34 warehouses in eleven states. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the Parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — The Company recognizes revenue when it’s realized or realizable and has been earned.  Revenue is recognized when there is persuasive evidence of an arrangement, the sales price is determinable, collectability is reasonable assured, and shipment or delivery has occurred or services have been rendered.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total sales. Green Giant sales to GMOL and B & G Foods represented approximately 9%, 11% and 12% of net sales in each of 2018, 2017 and 2016, respectively. The top ten customers, including B & G Foods (and GMOL prior to November 2015), represented approximately 45%, 46% and 46% of net sales for 2018, 2017 and 2016, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

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

●	Level 1- Quoted prices for identical instruments in active markets.

●

Level 2- Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

●	Level 3- Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

Notes to Consolidated Financial Statements

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2018, there were $0.7 million of unamortized financing cost included in other current assets and $0.1 million of unamortized financing costs included as a contra to long-term debt and current portion of long-term debt on the Consolidated Balance Sheets.

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

Shipping and Handling Costs — The Company includes all shipping and handling costs billed to customers in net sales and the corresponding costs in cost of products sold. The shipping and handling costs billed to customers in net sales were $40.6 million, $38.0 million and $38.3 million in 2018, 2017, and 2016, respectively.

Advertising Costs — Advertising costs are expensed as incurred. Advertising costs charged to operations were $2.4 million, $2.1 million and $2.0 million in 2018, 2017 and 2016, respectively.

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

Notes to Consolidated Financial Statements

Years ended March 31,	2018	2017	2016
		(Restated)	(Restated)
	(In thousands, except per share amounts)
Basic
Net (loss) earnings	$(13,811)	$15,895	$56,399
Deduct preferred stock dividends	23	23	23
Undistributed (loss) earnings	(13,834)	15,872	56,376
(Loss) earnings attributable to participating preferred shareholders	(66)	146	563
(Loss) earnings attributable to common shareholders	$(13,768)	$15,726	$55,813
Weighted average common shares outstanding	9,769	9,785	9,878
Basic (loss) earnings per common share	$(1.41)	$1.61	$5.65
Diluted
(Loss) earnings attributable to common shareholders	$(13,768)	$15,726	$55,813
Add dividends on convertible preferred stock	-	20	20
Earnings attributable to common stock on a diluted basis	$(13,768)	$15,746	$55,833
Weighted average common shares outstanding-basic	9,769	9,785	9,878
Additional shares to be issued related to the equity compensation plan	-	2	3
Additional shares to be issued under full conversion of preferred stock	-	67	67
Total shares for diluted	9,769	9,854	9,948
Diluted (loss) earnings per share	$(1.41)	$1.60	$5.61

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $31.1 million, $24.2 million, and $21.4 million in 2018, 2017, and 2016, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years. The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were $5.1 million of impairment losses in 2016 included in Plant Restructuring (see Note 15, Plant Restructuring). There were no significant impairment losses in 2018 and 2017.

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

Recently Issued Accounting Standards — In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to be collected and to which the entity expects to be entitled in exchange for the transfer of goods or services. In August 2015, the FASB deferred the effective date by one year while providing the option to early adopt the standard on the original effective date. The new standard was effective for the Company on April 1, 2018. We analyzed the expected impact that the new guidance will have on our policies, processes, controls, and disclosures. This assessment required, among other things, a review of the contracts we have with our customers. The majority of our revenue is earned pursuant to agreements under which we have performance obligations, which are satisfied at a point-in-time, and the timing of revenue recognition will be similar under the new standard as control of the goods transfers to our customers at the same point-in-time that the risks and rewards of ownership transferred historically.   However, based on our analysis, we do expect that this ASU will have a material effect on our historically reported Consolidated Financial Statements as well as our existing processes to recognize revenue, primarily as a result of the Company’s Green Giant contract. As discussed in Note 2 to the Consolidated Financial Statements, this contract did not meet all the requirements for bill and hold revenue recognition treatment under Staff Accounting Bulletin Topic 13.  However, under the new revenue recognition standard, this contract will quality for bill and hold accounting treatment as the Company has concluded that control of the unlabeled products transfers to the customer at the time title transfers and the customer has the right to payment (prior to physical delivery), which will result in earlier revenue recognition.  Additionally, labeling and storage services that are provided after control of the goods has transferred to the customer will be accounted for as separate performance obligations for which revenue will be deferred until the services are performed.  For the fiscal year ended in 2018, as a result of the adoption of the new standard, revenue would have increased by approximately $14.0 million, net loss would have decreased by approximately $5.3 million, and stockholders’ equity as of March 31, 2018 would have increased by $14.4 million. Beginning in fiscal 2019, our disclosures will change as appropriate to comply with the new guidance. The guidance allows for both retrospective and modified retrospective methods of adoption. We will apply the full retrospective method of adoption.

Notes to Consolidated Financial Statements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018 (beginning fiscal 2020), including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. While we are still evaluating the impact of our pending adoption of the new standard on our consolidated financial statements, we expect that upon adoption we will recognize ROU assets and lease liabilities and that the amounts could be material.

In January 2017, the FASB issued Accounting Standards Update No. 2017-01 ("ASU 2017-01"), Business Combinations (Topic 805): Clarifying the Definition of a Business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and early adoption is permitted for transactions which occur before the issuance or effective date of the amendments, only when the transaction has not been reported in the financial statements that have been issued or made available for issuance. ASU 2017-01 is to be applied on a prospective basis. The Company does not expect the adoption of ASU 2017-01 to have a material impact on its consolidated financial statements.

In February 2018, the FASB issued Accounting Standards Update No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This amendment is intended to allow a reclassification from accumulated other comprehensive loss to retained earnings for stranded tax effects resulting only from the December 2017 enacted United States Tax Cuts and Jobs Act (TCJA) and is not intended to impact underlying accounting guidance that requires that the effect of a change in tax laws or tax rates be included in income from operations. This update is effective for fiscal years beginning after December 31, 2018 with earlier adoption permitted. The Company has early adopted this update in its fourth quarter ended March 31, 2018 resulting in a $2.4 million reclassification from accumulated other comprehensive loss and a corresponding $2.4 million increase to retained earnings. This reclassification from accumulated other comprehensive loss relates to the deferred income tax stranded tax effects resulting from the change in the U.S. federal corporate income tax rate under the TCJA.  The pension and post-retirement benefits adjustment is the Company’s only component of accumulated other comprehensive loss.

In March 2017, the FASB issued Accounting Standards Update2017-07, Compensation – Retirement Benefits (Topic 715) Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires the service cost component of the net periodic pension cost to be presented separately from the other components of the net periodic pension cost in the income statement. Additionally, only the service cost component of the net periodic pension cost will be eligible for capitalization. ASU 2017-07 will be effective for the Company on April 1, 2018. The change in presentation of service cost must be applied retrospectively, while the capitalization of service cost must be applied on a prospective basis. We do not anticipate that the adoption of this ASU will have a material impact on our financial statements and disclosures.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current period classification.

Notes to Consolidated Financial Statements

2. Restatement of Previously Issued Financial Statements

On June 28, 2018, the Company concluded that it did not meet all of the criteria for bill and hold treatment under Staff Accounting Bulletin Topic 13 for the Green Giant contract. In particular, the Company determined that performance obligations were not complete at the time title transferred to the customer as the unlabeled products under this contract were not ready for shipment. The Company has determined that the audited consolidated financial statements as of and for the years ended March 31, 2016 and 2017 and the unaudited condensed consolidated financial statements as of and for each of the interim periods within the years ended March 31, 2017 and 2018 should be restated to correct these inadvertent errors in the application of generally accepted accounting principles dealing with complex and technical accounting issues relating to “bill and hold” revenue recognition.

The Consolidated Statements of Cash Flows are not presented in the following tables because there is no impact on total cash flows from operating activities, investing activities and financing activities.  The impact from the restatements within the operating activities section of the cash flow statement are illustrated in the balance sheet adjustments below.

The following tables present a summary of the effects of these restatements:

	Consolidated Statements of Earnings (Loss)
	Year Ended
	March 31, 2017 (Audited)			March 31, 2016 (Audited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Net Sales	$1,245,681	$16,517	$1,262,198	$1,275,360	$4,207	$1,279,567
Cost of Products Sold	1,139,298	10,896	1,150,194	1,127,965	1,025	1,128,990
Gross Profit	106,383	5,621	112,004	147,395	3,182	150,577
Operating Income/(Loss)	29,121	5,621	34,742	88,549	3,182	91,731
Earnings/(Loss) before income taxes	20,027	5,621	25,648	80,457	3,182	83,639
Income tax (benefit) expense	7,414	2,339	9,753	25,999	1,241	27,240
Net Earnings	12,613	3,282	15,895	54,458	1,941	56,399
Earnings Per Common Share-Basic	$1.27	$0.34	$1.61	$5.46	$0.20	$5.65
Earnings Per Common Share-Diluted	$1.27	$0.33	$1.60	$5.42	$0.20	$5.61

	Three Months Ended
	December 30, 2017 (Unaudited)			September 30, 2017 (Unaudited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Net Sales	$392,714	$(5,025)	$387,689	$376,308	$(37,838)	$338,470
Cost of Products Sold	361,013	(3,825)	357,188	355,904	(34,845)	321,059
Gross Profit	31,701	(1,200)	30,501	20,404	(2,993)	17,411
Operating Income/(Loss)	11,471	(1,200)	10,271	1,584	(2,993)	(1,409)
Earnings/(Loss) before income taxes	7,459	(1,200)	6,259	(1,849)	(2,993)	(4,842)
Income tax (benefit) expense	(268)	2,150	1,882	(737)	(1,147)	(1,884)
Net Earnings (Loss)	7,727	(3,350)	4,377	(1,112)	(1,846)	(2,958)
Earnings Per Common Share-Basic	$0.79	$(0.34)	$0.45	$(0.11)	$(0.19)	$(0.30)
Earnings Per Common Share-Diluted	$0.78	$(0.34)	$0.44	$(0.11)	$(0.19)	$(0.30)

	Three Months Ended
	July 1, 2017 (Unaudited)			March 31, 2017 (Unaudited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Net Sales	$280,187	$8,740	$288,927	$266,115	$14,575	$280,690
Cost of Products Sold	264,427	8,965	273,392	247,394	12,198	259,592
Gross Profit	15,760	(225)	15,535	18,721	2,377	21,098
Operating Income/(Loss)	838	(225)	613	2,432	2,377	4,809
Earnings/(Loss) before income taxes	(2,358)	(225)	(2,583)	(453)	2,377	1,924
Income tax (benefit) expense	(1,519)	(84)	(1,603)	1,197	407	1,604
Net Earnings (Loss)	(839)	(141)	(980)	(1,650)	1,970	320
Earnings Per Common Share-Basic	$(0.09)	$(0.01)	$(0.10)	$(0.17)	$0.20	$0.03
Earnings Per Common Share-Diluted	$(0.09)	$(0.01)	$(0.10)	$(0.17)	$0.20	$0.03

Notes to Consolidated Financial Statements

	Three Months Ended
	December 31, 2016 (Unaudited)			October 1, 2016 (Unaudited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Net Sales	$369,705	$(12,938)	$356,767	$357,247	$(4,641)	$352,606
Cost of Products Sold	332,230	(13,389)	318,841	327,035	(5,454)	321,581
Gross Profit	37,475	451	37,926	30,212	813	31,025
Operating Income/(Loss)	13,890	451	14,341	11,202	813	12,015
Earnings/(Loss) before income taxes	11,809	451	12,260	8,781	813	9,594
Income tax (benefit) expense	3,628	843	4,471	2,637	136	2,773
Net Earnings (Loss)	8,181	(392)	7,789	6,144	677	6,821
Earnings Per Common Share-Basic	$0.83	$(0.05)	$0.78	$0.62	$0.07	$0.69
Earnings Per Common Share-Diluted	$0.82	$(0.05)	$0.77	$0.62	$0.07	$0.69

	Three Months Ended
	July 2, 2016 (Unaudited)
	As		As
	Reported	Correction	Restated
Net Sales	$252,614	$19,521	$272,135
Cost of Products Sold	232,639	17,541	250,180
Gross Profit	19,975	1,980	21,955
Operating Income/(Loss)	1,597	1,980	3,577
Earnings/(Loss) before income taxes	(110)	1,980	1,870
Income tax (benefit) expense	(48)	953	905
Net Earnings (Loss)	(62)	1,027	965
Earnings Per Common Share-Basic	$(0.01)	$0.10	$0.09
Earnings Per Common Share-Diluted	$(0.01)	$0.10	$0.09

	Consolidated Balance Sheets
	As of December 30, 2017 (Unaudited)			As of September 30, 2017 (Unaudited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Assets
Inventory	$710,118	$60,584	$770,702	$802,387	$56,759	$859,146
Total Current Assets	794,510	60,584	855,094	932,609	56,759	989,368
Total Assets	1,072,003	62,234	1,134,237	1,209,968	61,976	1,271,944

Liabilities and Stockholders' Equity
Deferred Revenue	$545	$79,606	$80,151	$542	$74,608	$75,150
Total Current Liabilities	162,423	79,576	241,999	322,982	74,551	397,533
Total Liabilities	635,204	76,594	711,798	780,214	72,986	853,200
Stockholders' Equity	436,799	(14,360)	422,439	429,754	(11,010)	418,744
Total Liabilities and Stockholders' Equity	1,072,003	62,234	1,134,237	1,209,968	61,976	1,271,944

	As of July 1, 2017 (Unaudited)			As of March 31, 2017 (Audited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Assets
Inventory	$633,505	$21,914	$655,419	$598,056	$30,879	$628,935
Total Current Assets	731,857	21,914	753,771	688,270	30,879	719,149
Total Assets	1,006,943	25,038	1,031,981	946,019	32,249	978,268

Liabilities and Stockholders' Equity
Deferred Revenue	$472	$36,865	$37,337	$545	$45,555	$46,100
Total Current Liabilities	164,200	36,713	200,913	132,277	45,487	177,764
Total Liabilities	573,449	34,202	607,651	511,758	41,306	553,064
Stockholders' Equity	433,494	(9,164)	424,330	434,261	(9,057)	425,204
Total Liabilities and Stockholders' Equity	1,006,943	25,038	1,031,981	946,019	32,249	978,268

Notes to Consolidated Financial Statements

	As of December 31, 2016 (Unaudited)			As of October 1, 2016 (Unaudited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Assets
Inventory	$656,368	$43,077	$699,445	$771,996	$29,688	$801,684
Total Current Assets	750,156	43,077	793,233	905,029	29,688	934,717
Total Assets	1,004,711	49,035	1,053,746	1,148,714	36,489	1,185,203

Liabilities and Stockholders' Equity
Deferred Revenue	$473	$60,080	$60,553	$550	$47,166	$47,716
Total Current Liabilities	178,732	60,039	238,771	312,466	47,112	359,578
Total Liabilities	587,097	60,039	647,136	738,474	47,112	785,586
Stockholders' Equity	417,614	(11,004)	406,610	410,240	(10,623)	399,617
Total Liabilities and Stockholders' Equity	1,004,711	49,035	1,053,746	1,148,714	36,489	1,185,203

	As of July 2, 2016 (Unaudited)			As of March 31, 2016 (Audited)
	As		As	As		As
	Reported	Correction	Restated	Reported	Correction	Restated
Assets
Inventory	$586,829	$24,234	$611,063	$567,707	$41,774	$609,481
Total Current Assets	693,649	24,234	717,883	673,887	41,774	715,661
Total Assets	919,981	31,171	951,152	895,327	49,664	944,991

Liabilities and Stockholders' Equity
Deferred Revenue	$492	$42,576	$43,068	$550	$62,034	$62,584
Total Current Liabilities	179,579	42,471	222,050	399,458	62,003	461,461
Total Liabilities	515,339	42,471	557,810	490,153	62,003	552,156
Stockholders' Equity	404,642	(11,300)	393,342	405,174	(12,339)	392,835
Total Liabilities and Stockholders' Equity	919,981	31,171	951,152	895,327	49,664	944,991

3. Acquisitions

In April 2014, the Company purchased a 50% equity interest in Truitt Bros. Inc. ("Truitt") for $16.2 million which was accounted for as an equity investment. The purchase agreement granted the Company the right to acquire the remaining 50% ownership of Truitt in the future under certain conditions at a predetermined price which led to the bargain purchase gain in 2018 as noted below.  On April 3, 2017, the Company purchased the remaining 50% equity interest in Truitt. This was considered a step acquisition, whereby the Company remeasured the previously held investment to fair value during the first quarter of 2018. As a result, the Company’s 2018 net loss includes a non-taxable bargain purchase gain of $1.8 million of which $0.9 million was related to the remeasurement of the previously held investment. Gross profit in the first quarter of fiscal 2018 included a charge of $0.5 million related to the recognition of the Truitt inventory step-up through cost of sales for the portion of acquired inventory that was sold during the period. The business, based in Salem, Oregon, has two state-of-the-art plants located in Oregon and Kentucky. The purchase price for the more recent 50% was $14.4 million (net of cash acquired of $3.0 million) plus the assumption of certain liabilities. The Company had an equity method investment of $17.4 million, so the total investment was $34.9 million. In conjunction with the transaction closing, the Company paid off $3.6 million of liabilities acquired. The rationale for the acquisition was twofold: (1) the business is a complementary fit with our existing business and (2) Truitt is known for its industry innovation related to packing shelf stable foods in trays, pouches and bowls. This acquisition was financed with proceeds from the Company's revolving credit facility. The purchase price to acquire Truitt Bros., Inc. was allocated based on the internally developed fair value of the assets acquired and liabilities assumed and the independent valuation of inventory, intangibles, and property, plant, and equipment. The total purchase price of $31.8 million has been allocated as follows (in thousands):

Purchase Price (net of cash received)	$31.8

Fair values of assets acquired and liabilities assumed:
Current assets	$22.8
Other long-term assets	1.8
Property, plant and equipment	29.6
Current liabilities	(5.1)
Deferred taxes	0.2
Other long-term liabilities	(15.7)
Bargain purchase gain	(1.8)
Total	$31.8

Notes to Consolidated Financial Statements

4. Short-Term Borrowings

On July 5, 2016, the Company completed the closing of a new five-year revolving credit facility (“Revolver”). Maximum borrowings under the Revolver total $400.0 million from April through July and $500.0 million from August through March and are available until July 5, 2021.  The Revolver balance as of March 31, 2018 was $293.5 million, with a weighted average interest rate of 3.35% (LIBOR plus a spread) and is included in Long-Term Debt in the accompanying Consolidated Balance Sheets. The Revolver is secured by accounts receivable and inventories with a carrying value of $759.6 million. The Company had $10.4 million and $13.1 million of outstanding standby letters of credit as of March 31, 2018 and 2017, respectively, which reduces borrowing availability under the Revolver. See Note 5, Long-Term Debt, for additional comments related to the Revolver.

During 2017, the Company entered into some interim lease notes which financed down payments for various equipment orders at market rates. As of March 31, 2017, these interim notes had not been converted into operating leases since the equipment was not yet delivered. These notes, which total $0.2 million as of March 31, 2017, are included in notes payable in the accompanying Consolidated Balance Sheets. As of March 31, 2018 the notes were converted into operating leases.

5. Long-Term Debt

	2018	2017
	(In thousands)
Revolving credit facility 3.35% and 2.22%, due through 2022	$293,459	$214,781
Farm Credit term loan 4.48% and 3.38%, due 2022	99,871	99,836
Bluegrass tax exempt bonds 3.11%, due 2033	9,983	-
Secured promissory note 6.98%, due through 2022	8,438	10,340
Lease financing obligations 2.62%, due through 2020	4,028	4,679
Secured promissory note 6.35%, due through 2020	1,046	1,782
Economic development note 2.00%, due through 2021	793	999
Other	216	216
	417,834	332,633
Less current portion	3,702	3,495
	$414,132	$329,138

See Note 4, Short-Term Borrowings, for discussion of the Revolver.

Notes to Consolidated Financial Statements

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum interest coverage ratio and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the interest coverage ratio within the Farm Credit term loan which for 2018 was defined as greater than 4 to 1. However, this covenant was updated in connection with an amendment on June 18, 2018.  The interest coverage ratio will be 1.1 to 1.0 through December 31, 2018,  2.0 to 1.0 from March 31, 2019, through September 30, 2019 and 4.0 to 1.0, thereafter. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met or has received a waiver/amendment for all such financial covenants as of March 31, 2018.

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

The Company assumed a tax-exempt bond with the Truitt acquisition on April 3, 2017. At March 31, 2018, the total outstanding of this bond is $10.0 million. The bond has a variable interest rate with a maturity date of October 1, 2032.

The carrying value of assets pledged for secured debt, including the Revolver, is $900.3 million.

Debt repayment requirements for the next five fiscal years are (in thousands):

2019	$3,702
2020	3,217
2021	5,518
2022	395,197
2023	-
Thereafter	10,200
Total	$417,834

Notes to Consolidated Financial Statements

6. Leases

The Company had leased assets under capital leases totaling $49.3 million as of March 31, 2018 and $40.9 million as of March 31, 2017. The leases consist of a building lease expiring in 2030 with an interest rate of 5.15% and several equipment leases all with 7 year terms and various interest rates between 3.37% and 4.21%.

Leased assets under capital leases consist of the following:

	2018	2017

Land	$-	$-
Buildings	5,313	5,313
Equipment	43,980	35,597
	49,293	40,910
Less accumulated amortization	6,121	1,706
	$43,172	$39,204

The Company has operating leases for equipment expiring at various dates through 2031. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating and capital lease payments due as of March 31, 2018 (in thousands):

Years ending March 31:	Operating	Capital
2019	$36,459	$7,679
2020	31,474	7,679
2021	25,254	7,678
2022	16,488	7,678
2023	9,610	7,678
2024-2031	4,369	9,744
Total minimum payment required	$123,654	$48,136
Less interest		6,127
Present value of minimum lease payments		42,009
Amount due within one year		6,113
Long-term capital lease obligation		$35,896

Lease expense in fiscal 2018, 2017 and 2016 was $47.0 million, $48.3 million and $51.4 million, respectively.

Notes to Consolidated Financial Statements

7. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows:

	2018	2017	2016
		(Restated)	(Restated)
	(In thousands)
Current:
Federal	$(1,901)	$395	$24,579
State	351	495	1,953
	(1,550)	890	26,532

Deferred:
Federal	$(4,475)	$8,226	$425
State	(447)	637	283
	(4,922)	8,863	708
Total income tax (benefit) expense	$(6,472)	$9,753	$27,240

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	2018	2017	2016
		(Restated)	(Restated)
Computed (expected tax rate)	31.5%	35.0%	35.0%
State income taxes (net of federal tax benefit)	3.1	3.9	2.7
State tax credits	2.4	(2.0)	(0.9)
Federal credits	3.1	(1.3)	(0.3)
Manufacturer’s deduction	-	(1.3)	(3.7)
(Reversal of) addition to uncertain tax positions	(0.8)	0.2	0.2
Difference between statutory and actual rate	(10.5)	(0.4)	-
Other permanent differences not deductible	1.6	1.8	(0.2)
Change in valuation allowance	(9.7)	0.1	0.1
Tax rate change	8.8	-	-
Other	2.4	2.0	(0.3)
Effective income tax rate	31.9%	38.0%	32.6%

The effective tax rate was 31.9% in 2018 and 38.0% in 2017.  Of the 6.1 percentage point decrease in the effective tax rate for the year, there are three major contributors. The change in valuation allowance related to state credits accounts for a 9.9% decrease. There are certain California state income tax credit carryovers that will likely not be realized given the closure of the Modesto plant. The change in income tax rate resulting from the Tax Cuts and Jobs Act accounts for 4.9% of this decrease. These two items were partially offset by the change in federal and state credits and incentives which accounts for an 8.8% increase. The dollar amount of these credits and incentives did not change significantly from 2017 to 2018.  However, because income was reported in 2017 and a loss was reported in 2018, the credits and incentives have an inverse impact on the tax rate in 2018 compared to 2017.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act tax reform legislation. This legislation makes significant change in U.S. tax law including a reduction in the corporate tax rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from the current rate of 35.0% to 31.5% for Fiscal 2018 and then down to 21% starting in Fiscal 2019. As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities at the rate in effect during their scheduled reversal. This revaluation resulted in a benefit of $1.4 million to income tax expense and a corresponding reduction in the net deferred tax liability as of March 31, 2018.  The other provisions of the Tax Cuts and Jobs Act did not have a material impact on the fiscal 2018 consolidated financial statements.

Notes to Consolidated Financial Statements

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2018	2017
		(Restated)
	(In thousands)
Deferred income tax assets:
Future tax credits	$5,030	$3,827
Restructuring reserve	2,374	-
Employee benefits	2,440	3,119
Insurance	361	924
Other comprehensive loss	8,500	7,135
Interest	31	32
Future federal tax credits	443	-
Prepaid revenue	15,422	17,729
Other	715	472
Net operating loss carryovers	4,512	-
	39,828	33,238
Deferred income tax liabilities:
Property basis and depreciation difference	11,750	12,786
481(a) adjustment	-	429
Inventory valuation	11,270	12,766
Intangibles	325	213
Earnings from equity investment	-	193
Pension	2,329	3,590
	25,674	29,977
Valuation allowance - non-current	3,865	1,891
Net deferred income tax (liability) asset	$10,289	$1,370

Net non-current deferred income tax assets of $10.3 million as of March 31, 2018 and $1.4 million as of March 31, 2017 are recognized in the Consolidated Balance Sheets.

The Company has State tax credit carryforwards amounting to $1.5 million (California, net of Federal impact), $1.3 million (New York, net of Federal impact), and $2.2 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2033 (Wisconsin), through 2033 (New York), and through 2028 (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2018, the Company has recorded a valuation allowance amounting to $3.9 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Notes to Consolidated Financial Statements

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement. The change in the liability for the years ended March 31, 2018 and 2017 consists of the following:

	2018	2017
	(In thousands)
Beginning balance	$715	$694

Tax positions related to current year:
Additions	9	67

Tax positions related to prior years:
Additions	154	-
Reductions	(23)	(46)
Settlements	-	-
Lapses in statues of limitations	-	-
Balance as of March 31,	$855	$715

Neither balances at March 31, 2018 nor 2017 include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2018 and 2017, the Company recognized approximately $0.0 million decrease and $0.1 million decrease, respectively, in interest and penalties. As of March 31, 2018 and 2017, the Company had approximately $0.1 million and $0.1 million, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. It is anticipated that audit settlements will be reached during 2019 with federal and state taxing authorities that could have an impact on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

The federal income tax returns for years after March 31, 2014 are subject to examination.

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

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2018, 2017 or 2016. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2018, the Company has an aggregate of 6,761,971 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share. There were 37,529 shares outstanding as of March 31, 2018 after conversions of 51,722 shares into Class A Common Stock during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 500 shares outstanding as of March 31, 2018.

Notes to Consolidated Financial Statements

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2018 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2018 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2018 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2018, 2017 and 2016.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2018, there were no shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2018 and 2017. Additionally, there were 38,029 and 89,751 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2018 and 2017, respectively.

Treasury Stock — During 2018, the Company repurchased $4.6 million, or 150,303 shares of its Class A Common Stock and $7,000, or 200 shares of its Class B Common Stock. As of March 31, 2018, there is a total of $69.6 million, or 2,409,096 shares, of repurchased stock. These shares are not considered outstanding. The Company contributed $1.5 million or 41,553 treasury shares for the 401(k) match in 2018 as described in Note 8, Retirement Plans.

Notes to Consolidated Financial Statements

9. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2018 and a statement of the unfunded status as of March 31, 2018 and 2017:

	2018	2017
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$216,022	$214,036
Merge the Gray Plan into the Seneca Plan	3,796	-
Service cost	8,457	8,375
Interest cost	8,125	7,633
Plan amendments	-	92
Actuarial loss (gain)	7,714	(3,201)
Benefit payments and expenses	(7,980)	(10,913)
Benefit obligation at end of year	$236,134	$216,022

Change in Plan Assets

Fair value of plan assets at beginning of year	$207,829	$176,238
Merge the Gray Plan into the Seneca Plan	3,300	-
Actual gain on plan assets	6,963	34,304
Employer contributions	2,732	8,200
Benefit payments and expenses	(7,980)	(10,913)
Fair value of plan assets at end of year	$212,844	$207,829

Unfunded Status	$(23,290)	$(8,193)

The unfunded status increased by $15.1 million during 2018 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2018. This unfunded status increase was recognized via the actual gain on plan assets and the increase in accumulated other comprehensive loss of $11.7 million after the income tax expense of $3.9 million. The increase in projected benefit obligation was a function of using the full yield curve approach, a decrease in the discount rate from 4.35% to 4.14% and the change to using an updated mortality table. During 2018, the Company converted to the 2006 base rates from the RP-2016 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2017 for calculating the pension obligation in 2018 and the related pension expense in 2019. Effective March 31, 2016, the Company elected to change the approach used to calculate the service and interest cost components of the net periodic benefit cost for its pension and postretirement benefit plans to provide a more precise measurement of service and interest costs. Historically, the Company calculated the service and interest cost components utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. Now the new estimate utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows. The change does not affect the measurement of pension and postretirement obligations and is accounted for as a change in accounting estimate, which is applied prospectively.

Notes to Consolidated Financial Statements

Plan assets increased from $207.8 million as of March 31, 2017 to $212.8 million as of March 31, 2018 due to a gain on plan assets of $6.9 million from a continued recovery in market conditions, a $2.7 million contribution by the Company and the merger of the Gray Plan of $3.3 million.  These increases were partially offset by $8.0 million in benefit payments.  The Company made this contribution to maintain its funding status at an acceptable level.

	2018	2017
	(In thousands)
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss

Prior service cost	$(707)	$(826)
Net loss	(33,415)	(17,580)
Accumulated other comprehensive pre-tax loss	$(34,122)	$(18,406)

Pension and
post retirement plan
adjustments, net
of tax
(In thousands)
Accumulated Other Comprehensive Loss

Balance at March 31, 2017	$(11,175)

Other comprehensive loss before reclassifications	(11,483)
Reclassified of certain tax effects of accumulated other comprehensive loss in connection with the new Tax Cuts and Jobs Act	(2,409)
Net current period other comprehensive loss	(13,892)
Balance at March 31, 2018	$(25,067)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2018, 2017, and 2016:

	2018	2017	2016
	(In thousands)
Service cost	$8,457	$8,375	$10,502
Interest cost	8,125	7,633	8,902
Expected return on plan assets	(15,050)	(12,696)	(11,685)
Amortization of net loss	106	2,858	3,854
Prior service cost	119	109	109
Net periodic benefit cost	$1,757	$6,279	$11,682

The Plan’s accumulated benefit obligation was $217.3 million at March 31, 2018 and $199.2 million at March 31, 2017.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

Notes to Consolidated Financial Statements

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2018	2017

Weighted Average Assumptions for Balance Sheet Liability at End of Year:

Discount rate - projected benefit obligation	4.14%	4.35%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

Weighted Average Assumptions for Benefit Cost at Beginning of Year:

Discount rate - pension expense	4.35%	4.34%
Discount rate - service cost	4.58%	4.67%
Discount rate - interest cost	3.74%	3.62%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2019	2018	2017

Plan Assets

Equity securities	99%	99%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1%	1%	1%
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1, due to their public active market.

Notes to Consolidated Financial Statements

	2018	2017
	Market Value	Market Value
	(In thousands)
Assets by Industry Type

Asset Category
Cash and cash equivalents:
Money market funds	$595	$1,585
Total cash and cash equivalents	595	1,585
Common equity securities:
Materials	10,685	10,952
Industrials	21,738	25,383
Telecommunication services	18,120	18,060
Consumer staples	32,543	43,641
Energy	20,017	16,110
Financials	37,634	33,818
Health care	20,702	17,587
Information technology	19,945	13,887
Utilities	30,865	26,806
Total common equity securities	212,249	206,244
Total assets	$212,844	$207,829

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 7.25%. The Company expects 7.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan’s target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time. The Company’s gain on plan assets during 2018 was 3.2% as compared to the S&P 500 unaudited gain (excluding dividends) of 11.8%. Plan assets include Company common stock with a fair market value of $15.3 million as of March 31, 2018 and $18.4 million as of March 31, 2017.

Cash Flows

Expected contributions for fiscal year ending March 31, 2019 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	-

Notes to Consolidated Financial Statements

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2019	$8,568
2020	9,201
2021	9,935
2022	10,586
2023	11,304
2024-2028	66,955

401(k) Plans

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1.6 million, $1.9 million, and $1.8 million in fiscal 2018, 2017, and 2016, respectively. In fiscal 2018 and 2017, the matching contribution was entirely treasury stock. This stock portion of the matching contribution is valued at current market value at the time of the contribution to the 401(k) Plan while the treasury stock is valued at cost when purchased.

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

For the fiscal years ended March 31, 2018, 2017 and 2016, contributions to the Teamsters Plan were $2.6 million, $2.3 million and $2.5 million, respectively. The contributions to this plan are paid monthly based upon the number of hours worked by covered employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

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

The Teamsters Plan received a Pension Protection Act “green” zone status for the plan year beginning January 1, 2017. The zone status is based on information the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the green zone are at least 80 percent funded.

During 2018, the Company was in the process of exiting this Plan. See Note 14, Plant Restructuring for details.

Notes to Consolidated Financial Statements

10. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2018			2017
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)
Long-term debt, including current portion	$417,834	$417,485	$332,633	$332,926

Capital leases, including current portion	$42,009	$39,023	$39,033	$37,505
	.

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

11. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to reduce net earnings by $11.2 million in 2018; to increase net earnings by $6.6 million in 2017, and increase net earnings by $18.0 million in 2016, compared to what would have been reported using the FIFO inventory method. The reduction in earnings per share was $1.15 ($1.15 diluted) in 2018; increase earnings per share $0.67 ($0.67 diluted) in 2017, and increase earnings per share was $1.81 ($1.79 diluted) in 2016. There was no LIFO liquidations during the three-year period ended March 31, 2018. The inventories by category and the impact of using the LIFO method are shown in the following table:

	2018	2017
		(Restated)
	(In thousands)

Finished products	$636,195	$576,459
In process	47,972	35,982
Raw materials and supplies	155,468	160,333
	839,635	772,774
Less excess of FIFO cost over LIFO cost	158,807	143,839
Total inventories	$680,828	$628,935

Notes to Consolidated Financial Statements

12. Other Operating Income and Expense

Other operating income in 2018 includes a bargain purchase acquisition gain of $1.8 million, a gain on the sale of a plant of $1.1 million and a gain on the partial sale of a plant of $0.4 million. The Company also recorded a gain of $0.4 million on the sale of fixed assets.

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

13. Segment Information

The Company manages its business on the basis of three reportable segments — the primary segment is the packaging and sale of fruits and vegetables, secondarily, the packaging and sale of prepared food products, third, the sale of snack products and finally, other products. The prepared foods segment is new and resulted from the acquisition of Truitt Bros., Inc. The Company markets its product almost entirely in the United States. Export sales represented 6.9%, 7.6%, and 8.5% of total sales in 2018, 2017, and 2016, respectively. In 2018, 2017, and 2016, the sale of Green Giant vegetables accounted for 9%, 11%, and 12% of net sales, respectively. “Other” in the table below represents activity related to can sales, trucking, seed sales, and flight operations.  Segments are identified based the products produced, size and some other minor factors.  Operating income is a measure used regularly by the chief operating decision maker.

	Fruit and	Prepared
	Vegetable	Foods	Snack	Other	Total
	(In thousands)
2018:
Net sales	$1,194,679	$92,826	$10,110	$17,150	$1,314,765
Operating income (loss)	(11,238)	2,869	558	2,544	(5,267)
Interest expense, net	14,321	533	24	159	15,037
Income tax (benefit) expense	(8,946)	931	213	1,330	(6,472)
Identifiable assets	1,013,359	53,132	1,915	2,025	1,070,431
Capital expenditures	34,445	926	-	535	35,906
Depreciation and amortization	25,978	4,330	336	903	31,547

2017: (Restated)
Net sales	$1,226,687	-	$12,430	$23,081	$1,262,198
Operating income	32,164	-	945	1,633	34,742
Interest expense, net	9,518	-	17	137	9,672
Income tax expense	8,814	-	355	584	9,753
Identifiable assets	972,549	-	2,833	2,886	978,268
Capital expenditures	30,969	-	225	1,318	32,512
Depreciation and amortization	23,525	-	346	953	24,824

2016: (Restated)
Net sales	$1,243,386	-	$12,336	$23,845	$1,279,567
Operating income	90,302	-	1,164	265	91,731
Interest expense, net	7,923	-	18	103	8,044
Income tax expense	26,792	-	372	76	27,240
Identifiable assets	938,632	-	2,697	3,662	944,991
Capital expenditures	9,232	-	52	682	9,966
Depreciation and amortization	20,438	-	351	948	21,737

Notes to Consolidated Financial Statements

The fruit and vegetable segment, consisting of Green Giant, canned fruit and vegetables and frozen products, represented 95%, 99% and 99% of assets and 112%, 97% and 100% of pre-tax earnings (loss) in 2018, 2017 and 2016, respectively.

Classes of similar products/services:	2018	2017	2016
		(Restated)	(Restated)
	(In thousands)
Net Sales:
Green Giant *	$111,014	$136,329	$148,517
Canned vegetables	721,121	705,297	746,501
Frozen	105,857	98,597	94,710
Fruit	256,687	286,464	253,658
Prepared foods	92,826	-	-
Snack	10,110	12,430	12,336
Other	17,150	23,081	23,845
Total	$1,314,765	$1,262,198	$1,279,567

* Green Giant includes canned and frozen vegetables exclusively for B&G Foods.

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

Notes to Consolidated Financial Statements

15. Plant Restructuring

During 2018, the Company recorded a total restructuring charge of $10.0 million mostly related to the closing of the Modesto plant in the West ($5.4 million related to operating lease costs and $4.1 million related to a pension termination cost), of which $0.7 million was related to severance cost ($0.6 million related to Modesto) and the balance for a plant in the Midwest and Northwest. In addition, there was a true-up credit mostly related to long-lived asset charges (fixed asset impairment) of a credit of $0.4 million and other costs for various equipment transfers of a charge of $0.1 million.

During 2017, the Company increased the costs related to the closing of the plant in the Northwest, started in 2016, by $0.5 million, mostly related to operating equipment moving costs. In addition, in 2017 the Company incurred $1.3 million related to severance costs for a plant in the West.

During 2016, the Company recorded a restructuring charge of $10.4 million related to the closing of a plant in the Northwest of which $0.2 million was related to severance cost, $5.1 million was related to asset impairments, and $5.1 million was related to other costs ($3.6 related to operating lease costs). During 2016, the Company reduced the costs of the plant closing in the Midwest, started in 2015, by $0.1 million, mostly related to severance costs.

These charges are included under Plant Restructuring in the Consolidated Statements of Net Earnings. Severance Payable and Other Costs Payable are included in Other Accrued Expenses on the Consolidated Balance Sheets. All of these restructuring charges are related to the Fruit and Vegetable segment.

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2016, 2017 and 2018:

		Long-Lived	Other
	Severance	Asset	Cost
	Payable	Impairment	Payable	Total
		(In thousands)

Balance March 31, 2015	$715	$264	$270	$1,249
Charge to expense	162	5,065	5,075	10,302
Cash payments/write offs	(877)	(354)	(1,448)	(2,679)
Balance March 31, 2016	-	4,975	3,897	8,872
Charge to expense	1,578	(384)	635	1,829
Cash payments/write offs	(1,541)	182	(4,227)	(5,586)
Balance March 31, 2017	37	4,773	305	5,115
Charge to expense	722	(369)	9,658	10,011
Cash payments/write offs	(198)	(3,877)	(468)	(4,543)
Balance March 31, 2018	$561	$527	$9,495	$10,583

16. Related Party Transactions

A small percentage (less than 1% in fiscal 2018, 2017 and 2016) of vegetables supplied to the Company’s New York packaging plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $1.4 million, $1.0 million, and $1.0 million pursuant to a raw vegetable grower contract in fiscal 2018, 2017 and 2016, respectively.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

During the years ended March 31, 2018, 2017 and 2016, the Company made charitable contributions to a related party foundation in the amount of approximately $0.4 million, $1.3 million and $2.3 million, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions. This Foundation is managed by current employees of the Company.

17. Subsequent Events

In early June 2018, the employees of Rochester, Minnesota plant operations and the Marion, New York Can Plant were informed that we will cease operations at the facilities upon completion of the 2018 pack season.  In Rochester, this decision does not impact the frozen re-packaging operation.   The Company is currently evaluating the financial impact of these decisions.

The Company also finalized an agreement to sell the majority of its remaining Modesto fruit inventory to Pacific Coast Producers, Inc.  The completion of the sale of inventory happened on June 29, 2018 and resulted in a cash inflow of approximately $55.8 million.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Seneca Foods Corporation

Marion, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of net (loss) earnings and comprehensive (loss) income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at March 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 29, 2018 expressed an adverse opinion thereon.

As discussed in Note 2 to the consolidated financial statements, the 2017 and 2016 financial statements have been restated to correct a misstatement.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2006.

Milwaukee, Wisconsin

June 29, 2018

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Seneca Foods Corporation

Marion, New York

Opinion on Internal Control over Financial Reporting

We have audited Seneca Foods Corporation’s (the “Company’s”) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company and subsidiaries as of March 31, 2018 and 2017, the related consolidated statements of net (loss) earnings, comprehensive (loss) income, stockholders’ equity, and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as “the financial statements”) and our report dated June 29, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness regarding management’s failure to design and maintain controls over bill and hold revenue recognition has been identified and described in management’s assessment. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 financial statements, and this report does not affect our report dated June 29, 2018 on those financial statements.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ BDO USA, LLP

Milwaukee, Wisconsin

June 29, 2018

Shareholder Information and Quarterly Results

The Company’s common stock is traded on The NASDAQ Global Stock Market. The 7.9 million Class A outstanding shares and 1.9 million Class B outstanding shares are owned by 164 and 172 shareholders of record, respectively. The high and low closing prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2018		2017
Quarter	High	Low	High	Low
First	$38.15	$30.00	$36.50	$29.32
Second	34.55	27.75	40.88	27.03
Third	36.60	28.60	42.65	27.90
Fourth	35.00	27.60	41.52	34.30

Class B:	2018		2017
Quarter	High	Low	High	Low
First	$39.00	$34.80	$38.50	$32.89
Second	36.25	29.30	46.00	36.00
Third	35.95	32.00	44.70	33.00
Fourth	34.30	31.00	44.00	38.20

Common Stock Performance Graph

The graph below shows the cumulative, five year total return for the Company’s Common Stock compared with the NASDAQ Market Total U.S. Return Index (which includes the Company) and a peer group of companies (described below).

Performance data assumes that $100.00 was invested on March 31, 2013, in the Company’s Class A Common Stock, the NASDAQ Market, and the peer group. The data assumes the reinvestment of all cash dividends and the cash value of other distributions. Stock price performance shown in the graph is not necessarily indicative of future stock price performance. The companies in the peer group are B&G Foods Inc., Fresh Del Monte, Hanover Foods Corporation, John B. Sanfilippo & Son Inc., Treehouse Foods, Inc. and Hain Celestial Group Inc. The peer group members are in related food businesses, but not necessarily direct competitors in canning.

Shareholder Information and Quarterly Results

Common Stock Performance Graph

Comparison of Five Year Cumulative Total Return of Seneca Foods Corporation, NASDAQ Market Group, and Peer Group
Seneca
Peer
NASDAQ US Total Return
Dollars
250
200
150
100
50
0
2013
2014
2015
2016
2017
2018
Years

Shareholder Information and Quarterly Results

As of March 31, 2018, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Quarterly Results

The following is a summary of the unaudited interim results of operations by quarter:

	First	Second	Third	Fourth
	(In thousands, except per share data)

Year ended March 31, 2018:	(Restated)	(Restated)	(Restated)
Net sales	$288,927	$338,470	$387,689	$299,679
Gross margin	15,535	17,411	30,501	11,140
Net (loss) earnings	(980)	(2,958)	4,377	(14,250)
Basic (loss) earnings per common share	(0.10)	(0.30)	0.45	(1.46)
Diluted (loss) earnings per common share	(0.10)	(0.30)	0.44	(1.46)

Year ended March 31, 2017:	(Restated)	(Restated)	(Restated)	(Restated)
Net sales	$272,135	$352,606	$356,767	$280,690
Gross margin	21,955	31,025	37,926	21,098
Net earnings	965	6,821	7,789	320
Basic earnings per common share	0.09	0.69	0.78	0.03
Diluted earnings per common share	0.09	0.69	0.77	0.03

Earnings for the fourth quarter have historically reflected adjustments of previously estimated raw material cost and production levels. Due to the dependence on the fruit and vegetable yields of the Company's food packaging, interim costing must be estimated. During the fourth quarter of 2018, the Company incurred $9.9 million of restructuring charges. See Note 15, Plant Restructuring, for details.