Form 10-K, Exhibit 13
period 2019-03-31
Seneca Foods Corp
filed 2019-06-13
CIK 88948

Exhibit 13

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

On February 16, 2018, the Company announced production at its fruit (primarily peaches) processing plant in Modesto, California will cease prior to the 2018 production season. During the second fiscal quarter of 2019, the Company sold and transferred most of the remaining inventory in the facility and completed most of the labeling and casing required to PCP for the fruit inventory sold to them in the first quarter. The Company continued to ready the building and equipment for sale during the second quarter and into the third quarter. The Modesto operations have met the requirements (approximately a 15% reduction in revenue and a strategic shift away from producing peaches) for discontinued operations and those operations have been presented as such in these financial statements. During October 2018, the building and the land was sold to an unrelated third party for net proceeds of $63,326,000 and the Company auctioned off the remaining equipment in the third quarter. See Note 3 Discontinued Operations in the Consolidated Financial Statements for more details.

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

Restructuring

During 2019, the Company recorded an impairment and restructuring charges totaling $11.7 million. Of this amount, $2.3 relates to the partial closure of a plant in the Midwest ($1.8 million is equipment moves and $0.5 is severance), $1.3 million related to the sale of a plant in the Northeast ($0.5 million is equipment moves and $0.8 million is severance), and $0.3 million for the partial sale of a plant in the Northwest ($0.2 million is severance, $0.1 million is mostly equipment moves). In addition, the Company recorded a charge for an impairment of long-lived assets of $7.8 million for a Northwest plant that will be ceasing production after this growing season.

During 2018, the Company recorded a restructuring credit of $0.3 related to the closing of a plant in the Midwest and Northwest.

These charges are included under Plant Restructuring in the Consolidated Statements of Net Earnings (Loss).

Divestitures, Other Charges and Credits

Other operating income in 2019 includes a gain of the sale of a plant in the Northwest of $4.1 million, a gain on the sale of a plant in the Northeast $2.0 million and a gain on the partial closure of a plant of $0.8 million. The Company also recorded a loss on the sale of an Eastern plant of $0.6 million. The Company also recorded a gain for interest rate swap of $0.3 million.

Other operating income in 2018 includes an acquisition gain of $1.8 million, a gain on the sale of a plant of $1.1 million and a gain on the partial sale of a plant of $0.4 million. The Company also recorded a gain of $0.4 million on the sale of fixed assets.

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

Revolving Credit Facility

The Company completed the closing of a five-year revolving credit facility (“Revolver”) on July 5, 2016. Maximum borrowings under the Revolver total $400.0 million from April through July and $500.0 million from August through March.  The Revolver balance as of March 31, 2019 was $155.3 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheets due to the Revolver’s July 5, 2021 maturity date. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by the Company’s accounts receivable and inventories and contains a financial covenant and borrowing base requirements. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables and fruits the Company packages. The majority of vegetable and fruit inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable and fruit produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The Company believes that cash flows from operations and availability under its Revolver will provide adequate funds for the Company’s working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Seasonality

The Company’s revenues typically are higher in the second and third fiscal quarters. This is due, in part, because the Company sells, on a bill and hold basis, Green Giant canned and frozen vegetables to B&G Foods at the end of each pack cycle, which typically occurs during these quarters. B&G Foods buys the product from the Company at cost plus an equivalent case tolling fee. See the Critical Accounting Policies section for further details. The Company’s non-Green Giant sales also exhibit seasonality with the third fiscal quarter generating the highest sales due to increased retail sales during the holiday season.  The table below excludes the Modesto discontinued operations.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2019:
Net sales	$244,093	$320,660	$372,238	$262,590
Gross margin	16,788	11,008	(2,096)	$13,796
(Loss) earnings from continuing operations	(2,160)	(5,634)	(20,040)	(8,649)
Revolver outstanding (at quarter end)	207,610	242,947	214,161	155,278

Year ended March 31, 2018:
Net sales	$241,175	$327,664	$354,894	$239,161
Gross margin	13,501	21,671	28,778	$17,053
(Loss) earnings from continuing operations	(633)	1,443	8,886	353
Revolver outstanding (at quarter end)	226,010	272,609	290,196	293,459

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Short-Term Borrowings

The maximum level of short-term borrowings during 2019 was affected by the disposal of Modesto for $65.0 million and the lower inventory by $45.3 million due to the sale of certain facilities in the Northeast, Northwest and Modesto. The maximum level of short-term borrowings during 2018 was affected by the acquisition of Truitt using $14.4 million partially offset by higher inventory due to the large pack totaling $25.8 million. Details of the sales of facilities are outlined in Note 12 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowings during 2019 and 2018:

	Fourth Quarter		Year Ended
	2019	2018	2019	2018
		(In Thousands)
Reported end of period:
Revolver outstanding	$155,278	$293,459	$155,278	$293,459
Weighted average interest rate	4.00%	3.35%	4.00%	3.35%
Reported during period:
Maximum Revolver	$218,037	$312,917	$294,062	$312,917
Average Revolver outstanding	$185,127	$300,075	$215,208	$259,792
Weighted average interest rate	4.10%	3.16%	3.73%	2.76%

Long-Term Debt

On December 9, 2016, the Company entered into a $100.0 million unsecured term loan payable to Farm Credit East, ACA, with a variable interest rate. The maturity date for this term loan is December 9, 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt. This agreement contains certain covenants, including interest coverage ratio. On May 9, 2019, the Company entered into an amendment with waiver to the agreement to replace the interest coverage ratio financial covenant with a minimum EBITDA covenant. The first measurement of the minimum EBITDA covenant will be for the quarter ending on September 28, 2019 at which time the interest coverage ratio will no longer apply. In the meantime, the Company needs to maintain at least $175.0 million of excess undrawn availability from its revolver facility at March 31, 2019 and June 29, 2019 to be in compliance with the agreement. As of March 31, 2019, the Company has maintained at least $175.0 million of excess undrawn availability from its revolver facility.

The Company assumed a tax-exempt bond with the Truitt acquisition on April 3, 2017. At March 31, 2019, the total outstanding of this bond is $10.0 million. The bond has a variable interest rate with a maturity date of October 1, 2032.

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum EBITDA and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the EBITDA within the Farm Credit term loan which for fiscal year end 2020 will need to be greater than $45 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2019.

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

As of March 31, 2019, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2019 Revolver balance of $155.3 million is presented as being due in fiscal 2022, based upon the Revolver’s July 20, 2021 maturity date (in thousands):

2020	$345
2021	500
2022	255,184
2023	-
2024	-
Thereafter	10,216
Total	$266,245

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restrictive Covenants

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum EBITDA and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Farm Credit term loan which for fiscal 2020 year end will be greater than $45 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2019.

Capital Expenditures

Capital expenditures in 2019 totaled $33.8 million and there were three major projects in 2019 as follows: 1) $1.6 million to purchase land in Montgomery, Minnesota, 2) $4.1 million for a warehouse in Hart, Michigan, and 3) $2.0 for a production line in Janesville, Wisconsin. Capital expenditures in 2018 totaled $30.5 million and there were two major projects in 2018 as follows: 1) $2.8 million for the expansion of a production line in Princeville, Illinois, and 2) $3.4 million for a warehouse in Payette, Idaho. In addition, there were lease buyouts, equipment replacements and other improvements in 2019 and 2018.

Accounts Receivable

In 2019, accounts receivable increased by $17.9 million or 27.1% versus 2018 due to higher sales volume in the fourth quarter of 2019 compared to 2018 and a $6.3 million increase in the true-up receivable from B&G Foods. In 2018, accounts receivable increased by $6.7 million or 9.3% versus 2017, due to higher sales volume in the fourth quarter of 2018 compared to 2017 and the Truitt business we added in 2018.

Inventories

In 2019, inventories decreased by $45.3 million primarily reflecting the effect of lower finished goods quantities from lower yields during the 2018 pack season and by the $16.3 million LIFO reserve increase, partially offset by higher raw material quantities. The LIFO reserve balance was $161.3 million at March 31, 2019 versus $145.0 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Critical Accounting Policies

During the year ended March 31, 2019, the Company sold $60.0 million of Green Giant finished goods inventory to B&G Foods North America (“B&G”) for cash, on a bill and hold basis, as compared to $112.8 million for the year ended March 31, 2018. Under the terms of the bill and hold agreement, title to the specified inventory transferred to B&G. Under the new revenue recognition standard, this contract qualifies for bill and hold accounting treatment as the Company has concluded that control of the unlabeled products transfers to the customer at the time title transfers and the Company has the right to payment (prior to physical delivery), which results in earlier revenue recognition. Labeling and storage services that are provided after control of the goods has transferred to the customer are accounted for as separate performance obligations for which revenue is deferred until the services are performed.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Obligations and Commitments

As of March 31, 2019, the Company was obligated to make cash payments in connection with its debt, operating and capital leases, and purchase commitments. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

In addition, the Company’s defined benefit plan has an unfunded pension liability of $17.3 million which is subject to certain actuarial assumptions. The unfunded status decreased by $5.9 million during 2019 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2019. This unfunded status decrease was recognized via the actual gain on plan assets and the decrease in accumulated other comprehensive loss of $6.8 million after the income tax expense of $2.3 million. The increase in projected benefit obligation was a function of using the full yield curve approach and the change to using an updated mortality table. There was no change in the discount rate as it remained at 4.14%. During 2018, the Company converted to the 2006 base rates from the RP-2016 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2018 for calculating the pension obligation in 2018 and the related pension expense in 2019. The Company utilizes a full yield curve approach in the estimation of the service and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.

Plan assets increased from $212.8 million as of March 31, 2018 to $233.1 million as of March 31, 2019 due to a gain on plan assets of $26.7 million from a continued recovery in market conditions and a $2.1 million contribution by the Company. The Company made this contribution to maintain its funding status at an acceptable level.

During 2019, the Company entered into new capital and operating leases of approximately $8.3 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2019 season.

Due to uncertainties related to uncertain tax positions, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2019, the Company had $11.4 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2019, the Company’s cash and cash equivalents decreased by $3.6 million, which is due to the net impact of $97.1 million provided by operating activities, $67.0 million provided by investing activities, and $167.7 million used in financing activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Activities

Cash provided by operating activities increased to $97.1 million in 2019 from $13.2 million of cash used in operating activities in 2018. The increase is primarily attributable to net earnings in 2019 versus a net loss in 2018 which was a $14.2 million swing.  In addition, a significant decrease in inventories in 2019 primarily due to exiting the products in Modesto versus 2018 of $168.0 million contributed to cash provided by operating activities.  The reversal of the gains on the sale of assets reduced cash provided by operating activities by $63.4 million in 2019 versus $1.9 million in 2018.  The 2019 earnings reflect a LIFO charge of $16.3 million resulting in an increase in the tax payment deferral of $4.1 million. During 2019, the Company made a $2.1 million contribution to its pension plan compared to a $2.7 million contribution in the previous year.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables and fruits. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity.

Investing Activities

Cash provided by investing activities was $67.0 million for 2019, principally reflecting proceeds from the sales of assets of $104.4 million, partially offset by capital expenditures. Capital expenditures aggregated $37.7 million in 2019 versus $32.7 million in 2018. There were three major projects in 2019 as follows: 1) $1.6 million purchase of land in Montgomery, Minnesota, 2) $4.1 million for a warehouse in Hart, Michigan and 3) $2.0 million for a production line in Janesville, Wisconsin.

Financing Activities

Cash used in financing activities was $167.7 million in 2019 representing a net decrease in the debt (primarily the Revolver) of $159.7 million and by the purchase of $8.0 million of treasury stock during 2019.  Cash provided by financing activities was $61.3 million in 2018 representing a net increase in the debt of $66.3 million which was partially offset by the purchase of $4.6 million of treasury stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF CONTINUING OPERATIONS

Classes of similar products/services:	2019	2018
	(In thousands)
Net Sales:
Green Giant *	$71,161	$124,811
Canned vegetables	815,780	721,121
Frozen	113,115	105,857
Fruit	91,941	91,019
Prepared foods	79,593	92,826
Snack	9,684	10,110
Other	18,307	17,150
Total	$1,199,581	$1,162,894

* Green Giant includes canned and frozen vegetables exclusively for B&G Foods.

Fiscal 2019 versus Fiscal 2018

Net sales for 2019 increased $36.7 million, from $1,162.9 million to $1,199.6 million. The increase primarily reflects, a $94.7 million increase in canned vegetables sales, a $7.3 million increase in frozen sales, a $1.1 million increase in other sales, a $0.9 million increase in fruit sales, a $0.4 million decrease in snack sales, and a $53.7 million decrease in Green Giant sales, a $13.2 million decrease in prepared food sales. The increase in sales is attributable to increased sales volume of $2.4 million and higher selling prices/more favorable sales mix of $34.3 million. The increased selling prices/more favorable sales mix is primarily due to canned vegetables.

Cost of product sold as a percentage of sales increased from 93.0% in 2018 to 96.7% in 2019 primarily as a result of a $40.5 million LIFO charge increase in 2019, due to higher commodity and steel costs, a short pack and lower selling prices in 2019 versus 2018.

Selling, general and administrative expense was unchanged at 6.0% of sales in 2019 and 2018.

Other operating income in 2019 includes a gain of the sale of a plant in the Northwest of $4.1 million, a gain on the sale of a plant in the Northeast $2.0 million and a gain on the partial closure of a plant of $0.8 million. The Company also recorded a loss on the sale of an Eastern plant of $0.6 million. The Company also recorded a gain for interest rate swap of $0.3 million. Other operating income in 2018 includes an acquisition gain of $1.8 million, a gain on the sale of a plant of $1.1 million and a gain on the partial sale of a plant of $0.4 million. The Company also recorded a gain of $0.4 million on the sale of fixed assets.

Plant impairment and restructuring costs, which are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, increased from a benefit of $(0.3) million in 2018 to a charge of $11.7 million in 2019.

Interest expense, net, increased from $12.8 million in 2018 to $15.4 million in 2019 due in part to the higher interest rates on variable rate borrowings in 2019 versus 2018. Approximately $3.0 million of this interest expense increase was as a result of rising interest rates. This was partially offset by lower average Revolver borrows which is net of certain long-term debt paid off during the year.

As a result of the aforementioned factors, continuing pre-tax earnings decreased from $8.7 million in 2018 to pre-tax loss of $(49.3) million in 2019. The effective tax rate was 25.9% in 2019 and (15.1)% in 2018.  The increase of 41.0 percentage points in the effective tax rate for the year is the result of the change in income tax rate resulting from the Tax Cuts and Jobs Act in December 2017. The change in income tax rate resulted in a 42.1 percentage point decrease in the 2018 tax rate and it did not impact the 2019 income tax rate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. In July 2018, the FASB issued ASU No. 2018-11, "Targeted Improvements - Leases (Topic 842)." This update provides an optional transition method that allows entities to elect to apply the standard retrospectively at the beginning of the period of adoption, versus recasting the prior periods presented. If elected, an entity would recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This guidance is effective for annual periods beginning after December 15, 2018. We currently expect to adopt ASU 2016-02 as of April 1, 2019, using the optional transition method provided by ASU 2018-11.  Our evaluation of ASU 2016-02 is ongoing and not complete. Our estimated date of completion of FASB ASC 842 technical assessment of applying the new standard to the Company’s lease contracts is between Q4 of fiscal year 2019 and Q1 of Fiscal Year 2020. The estimated date of revised Internal Control over of Financial Reporting (ICFR) is Q1 of fiscal year 2020. The estimated date of draft footnote disclosures is Q1 of fiscal year 2020. The Company believes that the new standard will have a material impact on its consolidated balance sheet due to the recognition of ROU assets and liabilities for the Company’s operating leases but it will not have a material impact on its statement of operations or liquidity. We expect our accounting for capital leases to remain substantially unchanged. The ASU also will require disclosures to help investors and other financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. Our leasing activity is primarily related to buildings and equipment.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with customers, now commonly referred to as Accounting Standards Codification Topic 606 (“ASC 606”). The FASB issued ASC 606 to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes the most current revenue recognition guidance. ASC 606 requires the recognition of revenue when control of performance obligations as stipulated in the contracts, is transferred to a customer for an amount that reflects the consideration the entity expects to receive in exchange for promised goods and services. The Company adopted ASC 606 as of April 1, 2018, utilizing the full retrospective method of transition, which requires a restatement of each prior reporting period presented. In adopting ASC 606, the Company used the practical expedient where the transaction price allocated to the remaining performance obligations before the date of the initial application is not disclosed. The Company implemented new policies, processes and systems to enable both the preparation of financial information and internal controls over financial reporting in connection with its adoption of ASC 606. The primary impact of adopting ASC 606 on the Company’s 2019 and 2018 revenue was to report the product sales to B&G as bill and hold sales, but deferring a small portion of the sale for future case and labeling services along with storage services. See Note 4 to the Consolidated Financial Statements for more information.

In March 2017, the FASB issued ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.”  ASU 2017-07 requires that the service cost component of net periodic benefit costs from defined benefit and other postretirement benefit plans be included in the same statement of earnings captions as other compensation costs arising from services rendered by the covered employees during the period.  The other components of net benefit cost will be presented in the statement of earnings separately from service costs.  ASU 2017-07 is effective for fiscal years beginning after December 31, 2017 (fiscal year 2019 for the Company).  Following adoption, only service costs will be eligible for capitalization into manufactured inventories, which should reduce diversity in practice.  The amendments of ASU 2017-07 should be applied retrospectively for the presentation of the service cost component and the other components of net periodic benefit costs from defined benefit and other postretirement benefit plans in the statement of earnings and prospectively, on and after the effective date, for the capitalization of the service cost component into manufactured inventories.  The Company adopted the new guidance in first quarter of fiscal year 2019, and the changes to earnings before income taxes were immaterial in the year of adoption.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This amendment is intended to allow a reclassification from accumulated other comprehensive loss to retained earnings for stranded tax effects resulting only from the December 2017 enacted United States Tax Cuts and Jobs Act (TCJA) and is not intended to impact underlying accounting guidance that requires that the effect of a change in tax laws or tax rates be included in income from operations. This update is effective for fiscal years beginning after December 31, 2018 with earlier adoption permitted. The Company has early adopted this update in its fourth quarter ended March 31, 2018 resulting in a $2.4 million reclassification from accumulated other comprehensive loss and a corresponding $2.4 million increase to retained earnings. This reclassification from accumulated other comprehensive loss relates to the deferred income tax stranded tax effects resulting from the change in the U.S. federal corporate income tax rate under the TCJA.  The pension and post-retirement benefits adjustment is the Company’s only component of accumulated other comprehensive loss.

Consolidated Statements of Net Earnings (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)
Years ended March 31,	2019	2018

Net sales	$1,199,581	$1,162,894

Costs and expenses:
Cost of products sold	1,160,085	1,081,891
Selling, general, and administrative expense	72,549	70,185
Other operating income, net	(6,631)	(3,671)
Plant restructuring charge (credit)	11,657	(342)
Total costs and expenses	1,237,660	1,148,063

Operating (loss) income	(38,079)	14,831
Earnings from equity investment	-	(21)
Other income	(4,257)	(6,700)
Interest expense, net of interest income of $28 and $9, respectively	15,437	12,818

(Loss) Earnings From Continuing Operations Before Income Taxes	(49,259)	8,734
Income Taxes Benefit From Continuing Operations	(12,776)	(1,315)
(Loss) Earnings From Continuing Operations	(36,483)	10,049
Earnings (Loss) From Discontinued Operations (net of income taxes)	42,230	(18,529)
Net Earnings (loss)	$5,747	$(8,480)

Basic Earnings (Loss) per Common Share:
Continuing Operations	$(3.77)	$1.02
Discontinued Operations	$4.36	$(1.89)
Net Basic Earnings (Loss) per Common Share	$0.59	$(0.87)

Diluted Earnings (Loss) per Common Share:
Continuing Operations	$(3.77)	$1.02
Discontinued Operations	$4.33	$(1.89)
Net Diluted Earnings (Loss) per Common Share	$0.59	$(0.87)

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars)

Years ended March 31,	2019	2018

Comprehensive income (loss) :
Net earnings (loss)	$5,747	$(8,480)
Change in pension and postretirement benefits (net of income tax of $2,249 and $3,774, respectively)	6,782	(11,483)

Total	$12,529	$(19,963)

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2019	2018

Assets
Current Assets:
Cash and cash equivalents	$11,480	$15,102
Accounts receivable, less allowance for doubtful accounts of $57 and $56, respectively	84,122	66,210
Assets held for sale-discontinued operations	98	109,870
Inventories	501,684	546,959
Assets held for sale	1,568	-
Refundable income taxes	1,221	1,142
Other current assets	3,075	1,856
Total Current Assets	603,248	741,139
Deferred income tax asset, net	2,417	5,576
Noncurrent assets held for sale-discontinued operations	1,143	20,098
Other assets	2,801	3,489
Property, plant, and equipment:
Land	25,832	25,603
Buildings and improvements	190,102	216,188
Equipment	421,639	430,445
Total	637,573	672,236
Less accumulated depreciation and amortization	398,300	413,693
Net property, plant, and equipment	239,273	258,543
Total Assets	$848,882	$1,028,845

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$61,024	$56,752
Deferred revenue	4,098	8,362
Accrued vacation	11,678	11,691
Accrued payroll	5,105	4,955
Other accrued expenses	19,363	20,834
Current liabilities held for sale-discontinued operations	4,285	28,573
Current liabilities held for sale	61	-
Current portion of long-term debt and capital lease obligations	6,763	7,468
Total Current Liabilities	112,377	138,635
Long-term debt, less current portion	265,900	407,733
Pension liabilities	17,349	23,290
Other liabilities	4,180	5,829
Noncurrent liabilities held for sale	305	-
Noncurrent liabilities held for sale-discontinued operations	-	7,964
Capital lease obligations, less current portion	31,286	34,331
Total Liabilities	431,397	617,782
Commitments and contingencies
Stockholders’ Equity:
Preferred stock	707	707
Common stock	3,039	3,038
Additional paid-in capital	98,260	98,161
Treasury stock, at cost	(75,740)	(69,556)
Accumulated other comprehensive loss	(18,285)	(25,067)
Retained earnings	409,504	403,780
Total Stockholders’ Equity	417,485	411,063
Total Liabilities and Stockholders’ Equity	$848,882	$1,028,845

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2019	2018

Cash flows from operating activities:
Net (loss) earnings	$5,747	$(8,480)
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	31,235	31,547
Deferred income tax (benefit) expense	909	(5,677)
Gain on the sale of assets	(63,394)	(1,855)
Impairment and Restructuring provision	16,080	10,011
Earnings from equity investment	-	(21)
Bargain purchase gain	-	(1,786)
401(k) match stock contribution	1,773	1,501
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	(5,326)	(672)
Inventories	142,271	(25,681)
Other current assets	(1,029)	1,527
Accounts payable, accrued expenses, and other liabilities	(31,071)	(14,920)
Income taxes	(79)	1,319
Net cash provided by (used in) operating activities	97,116	(13,187)

Cash flows from investing activities:
Additions to property, plant, and equipment	(37,728)	(32,665)
Proceeds from life insurance	343	-
Cash paid for acquisitions (net of cash acquired)	-	(14,420)
Proceeds from the sale of assets	104,387	2,075
Net cash provided by (used in) investing activities	67,002	(45,010)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	504,381	532,374
Payments of long-term debt and capital lease obligations	(664,108)	(466,048)
Payments on notes payable	-	(166)
Change in other assets	(33)	(272)
Purchase of treasury stock	(7,957)	(4,558)
Preferred stock dividends paid	(23)	(23)
Net cash (used in) provided by financing activities	(167,740)	61,307

Net increase (decrease) in cash and cash equivalents	(3,622)	3,110
Cash and cash equivalents, beginning of year	15,102	11,992
Cash and cash equivalents, end of year	$11,480	$15,102

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$15,424	$13,475
Income taxes paid (refunded)	173	(3,082)
Noncash transactions:
Property, plant and equipment issued under capital lease	4,199	8,381

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2017	$1,324	$3,024	$97,458	$(66,499)	$(11,175)	$409,874
Net loss	-	-	-	-	-	(8,480)
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Contribution of 401(k) match	-	-	-	1,501	-	-
Purchase of treasury stock	-	-	-	(4,558)	-	-
Preferred stock conversion	(617)	14	603	-	-	-
Reclassification of certain tax effects	-	-	-	-	(2,409)	2,409
Change in pension and postretirement benefits adjustment (net of tax $3,774)	-	-	-	-	(11,483)	-
Balance March 31, 2018	707	3,038	98,161	(69,556)	(25,067)	403,780
Net earnings	-	-	-	-	-	5,747
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Common stock issuance		1	(1)
Contribution of 401(k) match	-	-	-	1,773	-	-
Purchase of treasury stock	-	-	-	(7,957)	-	-
Change in pension and postretirement benefits adjustment (net of tax $2,249)	-	-	-	-	6,782	-
Balance March 31, 2019	$707	$3,039	$98,260	$(75,740)	$(18,285)	$409,504

	Preferred Stock				Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2019	200,000	1,400,000	37,529	500	20,000,000	10,000,000
Shares outstanding:
March 31, 2018	200,000	807,240	37,529	500	7,860,033	1,884,439
March 31, 2019	200,000	807,240	37,529	500	7,667,913	1,874,861
Stock amount	$50	$202	$447	$8	$2,535	$504

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the “Parent Company”) and subsidiaries (the “Company”) conducts its business almost entirely in food packaging, operating 27 plants and 31 warehouses in nine states. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts for the Parent Company and all of its wholly-owned subsidiaries after elimination of intercompany transactions, profits, and balances.

Revenue Recognition — Revenue recognition is completed primarily at a point in time basis when product control is transferred to the customer.  In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time.  See Note 4, Revenue Recognition, for further discussion of the policy.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total sales. Green Giant sales to B & G Foods represented 6%, and 11% of net sales in each of 2019 and 2018, respectively. The top ten customers, including B & G Foods, represented approximately 47%, and 45% of net sales for 2019 and 2018, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents.

Fair Value of Financial Instruments — The carrying values of cash and cash equivalents (Level 1), accounts receivable, short-term debt (Level 2) and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. See Note 11, Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

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

Notes to Consolidated Financial Statements

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2019, there were $0.5 million of unamortized financing cost included in other current assets and $0.1 million of unamortized financing costs included as a contra to long-term debt and current portion of long-term debt on the Consolidated Balance Sheets.

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

Assets Held for Sale—The Company classifies property and equipment as held for sale when certain criteria are met.  At such time, the properties, including significant assets that are expected to be transferred as part of a sale transaction, are presented separately on the consolidated balance sheet at the lower of carrying value or estimated fair value less costs to sell and depreciation is no longer recognized. Assets classified as held for sale included buildings, land and equipment.

Discontinued Operations — Discontinued operations comprise those activities that have been disposed of during the period or that have been classified as held for sale at the end of the period, and represent a separate major line of business or geographical area that can be clearly distinguished for operational and financial reporting purposes. In fiscal 2019, the Company sold its Modesto fruit operations and began reporting the results of operations, cash flows and the balance sheet amounts pertaining to this as a component of discontinued operations in the consolidated financial statements.

Unless otherwise indicated, information in the notes to the consolidated financial statements relates to continuing operations.

Advertising Costs — Advertising costs are expensed as incurred. Advertising costs charged to continuing operations were $2.1 million and $2.4 million in 2019 and 2018, respectively.

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

Notes to Consolidated Financial Statements

Earnings (Loss) per Common Share — The Company has three series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock is calculated using the “two-class” method by dividing the earnings attributable to common stockholders by the weighted average of common shares outstanding during the period. Restricted stock is included in all earnings (loss) per share calculations.

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the “if-converted” method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Years ended March 31,	2019	2018
Continuing Operations	(In thousands, except per share amounts)
Basic
Continuing operations (loss) earnings	$(36,483)	$10,049
Deduct preferred stock dividends	23	23
Undistributed (loss) earnings	(36,506)	10,026
(Loss) earnings attributable to participating preferred shareholders	(143)	48
(Loss) earnings attributable to common shareholders	$(36,363)	$9,978
Weighted average common shares outstanding	9,652	9,769
Basic (loss) earnings from continuing operations per common share	$(3.77)	$1.02
Diluted
(Loss) earnings attributable to common shareholders	$(36,363)	$9,978
Add dividends on convertible preferred stock	-	20
(Loss) earnings attributable to common stock on a diluted basis	$(36,363)	$9,998
Weighted average common shares outstanding-basic	9,652	9,769
Additional shares to be issued related to the equity compensation plan	-	3
Additional shares to be issued under full conversion of preferred stock	-	67
Total shares for diluted	9,652	9,839
Diluted (loss) earnings from continuing operations per share	$(3.77)	$1.02

Years ended March 31,	2019	2018
Discontinued Operations	(In thousands, except per share amounts)
Basic
Discontinued operations earnings (loss)	$42,230	$(18,529)
Deduct preferred stock dividends	23	23
Undistributed earnings (loss)	42,207	(18,552)
Earnings (loss) attributable to participating preferred shareholders	166	(88)
Earnings (loss) attributable to common shareholders	$42,041	$(18,464)
Weighted average common shares outstanding	9,652	9,769
Basic earnings (loss) from discontinued operations per common share	$4.36	$(1.89)
Diluted
Earnings (loss) attributable to common shareholders	$42,041	$(18,464)
Add dividends on convertible preferred stock	20	-
Earnings (loss) attributable to common stock on a diluted basis	$42,061	$(18,464)
Weighted average common shares outstanding-basic	9,652	9,769
Additional shares to be issued related to the equity compensation plan	3	-
Additional shares to be issued under full conversion of preferred stock	67	-
Total shares for diluted	9,722	9,769
Diluted earnings (loss) from discontinued operations per share	$4.33	$(1.89)

Note: For fiscal 2019 addbacks for equity compensation and additional shares that were anti-dilutive were excluded from diluted earnings per share from continuing operations calculations.

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $29.5 million and $29.0 million, in 2019, and 2018, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years.

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. Appraisals were used to help determine fair value. There was a $7.8 million impairment loss recorded in 2019 related to a Northwest plant. There were no significant impairment losses in 2018.

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

Notes to Consolidated Financial Statements

Recently Issued Accounting Standards — In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. In July 2018, the FASB issued ASU No. 2018-11, "Targeted Improvements - Leases (Topic 842)." This update provides an optional transition method that allows entities to elect to apply the standard retrospectively at the beginning of the period of adoption, versus recasting the prior periods presented. If elected, an entity would recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This guidance is effective for annual periods beginning after December 15, 2018. We currently expect to adopt ASU 2016-02 as of April 1, 2019, using the optional transition method provided by ASU 2018-11.  Our evaluation of ASU 2016-02 is ongoing and not complete. Our estimated date of completion of FASB ASC 842 technical assessment of applying the new standard to the Company’s lease contracts is between Q4 of fiscal year 2019 and Q1 of fiscal year 2020. The estimated date of revised Internal Control over of Financial Reporting (ICFR) is Q1 of fiscal year 2020. The estimated date of draft footnote disclosures is Q1 of Fiscal Year 2020. The Company believes that the new standard will have a material impact on its consolidated balance sheet due to the recognition of ROU assets and liabilities for the Company’s operating leases but it will not have a material impact on its statement of operations or liquidity. We expect our accounting for capital leases to remain substantially unchanged. The ASU also will require disclosures to help investors and other financial statement users to better understand the amount, timing and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements, providing additional information about the amounts recorded in the financial statements. Our leasing activity is primarily related to buildings and equipment.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with customers, now commonly referred to as Accounting Standards Codification Topic 606 (“ASC 606”). The FASB issued ASC 606 to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes the most current revenue recognition guidance. ASC 606 requires the recognition of revenue when control of performance obligations as stipulated in the contracts, is transferred to a customer for an amount that reflects the consideration the entity expects to receive in exchange for promised goods and services. The Company adopted ASC 606 as of April 1, 2018, utilizing the full retrospective method of transition, which requires a restatement of each prior reporting period presented. In adopting ASC 606, the Company used the practical expedient where the transaction price allocated to the remaining performance obligations before the date of the initial application is not disclosed. The Company implemented new policies, processes and systems to enable both the preparation of financial information and internal controls over financial reporting in connection with its adoption of ASC 606. The primary impact of adopting ASC 606 on the Company’s 2019 and 2018 revenue was to report the product sales to B&G as bill and hold sales, but deferring a small portion of the sale for future case and labeling services along with storage services. See Note 4 to the Consolidated Financial Statements for more information.

In March 2017, the FASB issued ASU 2017-07, “Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.”  ASU 2017-07 requires that the service cost component of net periodic benefit costs from defined benefit and other postretirement benefit plans be included in the same statement of earnings captions as other compensation costs arising from services rendered by the covered employees during the period.  The other components of net benefit cost will be presented in the statement of earnings separately from service costs.  ASU 2017-07 is effective for fiscal years beginning after December 31, 2017 (fiscal year 2019 for the Company).  Following adoption, only service costs will be eligible for capitalization into manufactured inventories, which should reduce diversity in practice.  The amendments of ASU 2017-07 should be applied retrospectively for the presentation of the service cost component and the other components of net periodic benefit costs from defined benefit and other postretirement benefit plans in the statement of earnings and prospectively, on and after the effective date, for the capitalization of the service cost component into manufactured inventories.  The Company adopted the new guidance in first quarter of fiscal year 2019, and the changes to earnings before income taxes were immaterial in the year of adoption.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This amendment is intended to allow a reclassification from accumulated other comprehensive loss to retained earnings for stranded tax effects resulting only from the December 2017 enacted United States Tax Cuts and Jobs Act (TCJA) and is not intended to impact underlying accounting guidance that requires that the effect of a change in tax laws or tax rates be included in income from operations. This update is effective for fiscal years beginning after December 31, 2018 with earlier adoption permitted. The Company has early adopted this update in its fourth quarter ended March 31, 2018 resulting in a $2.4 million reclassification from accumulated other comprehensive loss and a corresponding $2.4 million increase to retained earnings. This reclassification from accumulated other comprehensive loss relates to the deferred income tax stranded tax effects resulting from the change in the U.S. federal corporate income tax rate under the TCJA.  The pension and post-retirement benefits adjustment is the Company’s only component of accumulated other comprehensive loss.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current period classification.

Notes to Consolidated Financial Statements

2. Asset Held For Sale

As of March 31, 2019, the Company has certain operating units in the Midwest that met the criteria to be classified as held for sale, which requires the Company to present the related assets and liabilities as separate line items in our Consolidated Balance Sheets.  The Company is required to record the assets held for sale at the lower of carrying value or fair value less costs to sell.  The following table presents information related to the major classes of assets and liabilities that were held for sale in our March  31, 2019 Consolidated Balance Sheet (in thousands):

Property, Plant and Equipment (net)	$1,568
Current Assets Held For Sale	$1,568

Capital Lease Obligations Current Portion	$61
Current Liabilities Held For Sale	$61

Capital Lease Obligations	$305
Noncurrent Liabilities Held For Sale	$305

Notes to Consolidated Financial Statements

3. Discontinued Operations

On July 13, 2018, the Company executed a nonbinding letter of intent with a perspective buyer of the Modesto facility. On October 9, 2018, the Company closed on the sale of the facility to this outside buyer with net proceeds of $63,326,000. During the second quarter of fiscal 2019, the Company ceased use of the Modesto facility. Based on its magnitude of revenue to the Company (approximately 15%) and because the Company was exiting the production of peaches, this sale represented a significant strategic shift that has a material effect on the Company’s operations and financial results. Accordingly, the Company has applied discontinued operations treatment for this sale as required by Accounting Standards Codification 210-05—Discontinued Operations. This business we are exiting is part of the Fruit and Vegetable segment.

The following table presents information related to the major classes of assets and liabilities of Modesto that are classified as Held For Sale-Discontinued Operations in the Company's Consolidated Balance Sheets (in thousands):

	March 31	March 31
	2019	2018
Accounts Receivable	$-	$12,586
Inventories	-	96,996
Other Current Assets	98	288

Current Assets Held For Sale-Discontinued Operations	$98	$109,870

Other Assets	$1,143	$1,616
Property, Plant and Equipment (net)	-	18,482

Noncurrent Assets Held For Sale-Discontinued Operations	$1,143	$20,098

Accounts Payable and Accrued Expenses	$4,285	$26,226
Long-Term Debt and Capital Leases Current Portion	-	2,347
Current Liabilities Held For Sale-Discontinued Operations	$4,285	$28,573

Long-Term Debt and Capital Lease Obligations	$-	$7,964
Noncurrent Liabilities Held For Sale Discontinued Operations	$-	$7,964

The operating results of the discontinued operations that are reflected in the Consolidated Statements of Net Earnings (Loss) from discontinued operations are as follows:

	Twelve Months Ended
	March 31,	March 31,
	2019	2018

Net Sales	$111,693	$165,668

Costs and Expenses:

Cost of Product Sold	129,872	174,207
Selling, General and Administrative	1,135	3,329
Plant Restructuring Charge (a)	4,515	10,353
Interest Expense (b)	1,077	2,219
Total cost and expenses	136,599	190,108
Loss From Discontinued Operations Before Income Taxes	(24,906)	(24,440)
Gain on the Sale of Assets Before Income Taxes (c) (d) (e)	(80,632)	-
Income Tax Expense (Benefit)	13,496	(5,911)
Net Earnings (Loss) From Discontinued Operations, Net of Tax	$42,230	$(18,529)

(a)	Includes $3,746,000 of Modesto severance in fiscal 2019.
(b)	Includes interest on debt directly related to Modesto including the building mortgage and equipment leases and an allocation of the Company's line of credit facility.
(c)	Includes a $24,211,000 gain as a result of LIFO layer liquidations from the disposal of the inventory for fiscal 2019.
(d)	Includes $51,446,000 gain on the sale of Modesto plant and equipment in fiscal 2019.
(e)	Includes a $4,975,000 gain on the sale of bins in fiscal 2019.

Supplemental Information on Discontinued Operations:
Capital Expenditures	3,937	2,274
Depreciation	1,302	2,095

Notes to Consolidated Financial Statements

4. Revenue Recognition

The Company adopted Accounting Standard Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”) as of April 1, 2018, utilizing the full retrospective method of transition, which requires a restatement of each prior reporting period presented. The Company implemented new policies, processes and systems to enable both the preparation of financial information and internal controls over financial reporting in connection with its adoption of ASC 606. The updated accounting policy for revenue recognition follows:

Nature of products

We manufacture and sell the following:

•	private label products to retailers, such as supermarkets, mass merchandisers, and specialty retailers, for resale under the retailers’ own or controlled labels;

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators;

•	branded products under our own proprietary brands, primarily on a national basis to retailers;

•	branded products under co-pack agreements to other major branded companies for their distribution; and

•	products to our industrial customer base for repackaging in portion control packages and for use as ingredients by other food manufacturers.

Disaggregation of revenue

In the following table, revenue is disaggregated by product category groups (in millions):

	Year Ended
	March 31,	March 31,
	2019	2018
Canned Vegetables	$815.8	$721.1
B&G*	71.2	124.8
Frozen	113.1	105.9
Fruit Products	91.9	91.0
Chip Products	9.7	10.1
Prepared Foods	79.6	92.8
Other	18.3	17.2
	$1,199.6	$1,162.9

*B&G includes both canned and frozen vegetable sales exclusively for B&G under the Green Giant label.

When Performance Obligations Are Satisfied

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition.  A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.  The Company’s primary performance obligation is the production of food products and secondarily case and labeling services and storage services for certain bill and hold sales.

Revenue recognition is completed primarily at a point in time basis when product control is transferred to the customer.  In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time.

Customer contracts generally do not include more than one performance obligation.  When a contract does contain more than one performance obligation, we allocate the contract’s transaction price to each performance obligation based on its relative standalone selling price.  The standalone selling price for each distinct good is generally determined by directly observable data.

The performance obligations in our contracts are generally satisfied within one year. As such, we have not disclosed the transaction price allocated to remaining performance obligations for labeling and storage as of March 31, 2019 which is included in deferred revenue.

Notes to Consolidated Financial Statements

Significant Payment Terms

Our customer contracts identify the product, quantity, price, payment and final delivery terms.  Payment terms usually include early pay discounts.  We grant payment terms consistent with industry standards. Although some payment terms may be more extended, no terms beyond one year are granted at contract inception.  As a result, we do not adjust the promised amount of consideration for the effects of a significant financing component because the period between our transfer of a promised good or service to a customer and the customer’s payment for that good or service will be generally 30 days or less.

Shipping

All shipping and handling costs associated with outbound freight are accounted for as fulfillment costs and are included in the cost of sales; this includes shipping and handling costs after control over a product has transferred to a customer.

Variable Consideration

In addition to fixed contract consideration, some contracts include some form of variable consideration.  Trade promotions are an important component of the sales and marketing of the Company’s branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time.

Contract balances

Contract asset and liability balances as of March 31, 2019 are immaterial.  The Company does not have significant deferred revenue or unbilled receivable balances because of transactions with customers.  The Company does have deferred revenue for prepaid case and labeling and storage services which have been collected from B&G for Green Giant bill and hold sales.

Contract Costs

We have identified certain incremental costs to obtain a contract, primarily sales commissions, requiring capitalization under the new standard.  The Company continues to expense these costs as incurred because the amortization period for the costs would have been one year or less.  The Company does not incur significant fulfillment costs requiring capitalization.

Impact of Adoption

Due to the changes in ASC 606, the March 31, 2018 inventory decreased $36.9 million and deferred revenue decreased $52.3 million. There were no material impacts to the Consolidated Statement of Cash Flows.  The following table summarizes the impact of our adoption of ASC 606 on a full retrospective basis less discontinued operations on selected Consolidated Statement of Net Earnings (Loss) items.

	For the Twelve Months Ended
	March 31, 2018
	As Reported	606	Less Discontinued	As
	(1)	Adjustments	Operations	Adjusted
Net sales	$1,314,765	$13,797	$(165,668)	$1,162,894
Cost of products sold	1,240,178	15,920	(174,207)	1,081,891
Gross profit (loss)	74,587	(2,123)	8,539	81,003
Operating (loss) income	(5,267)	(2,123)	22,221	14,831
(Loss) earnings before income taxes	(20,283)	4,577	24,440	8,734
Net (loss) earnings from continuing operations	(13,811)	5,331	18,529	10,049

(1) These reported amounts for the twelve months ended March 31, 2018 are restated amounts. See the Company's Annual Report on Form 10-K for the year ended March 31, 2018 which was filed on June 29, 2018.

Notes to Consolidated Financial Statements

5. Revolving Credit Facility

The Company completed the closing of a five-year revolving credit facility (“Revolver”) on July 5, 2016. Maximum borrowings under the Revolver total $400.0 million from April through July and $500.0 million from August through March.  The Revolver balance as of March 31, 2019 was $155.3 million, with a weighted average interest rate of 4.00% (LIBOR plus a spread) and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet. The Revolver is secured by accounts receivable and inventories with a carrying value of $585.9 million. The Company had $11.4 million and $10.4 million of outstanding standby letters of credit as of March 31, 2019 and 2018, respectively, which reduces borrowing availability under the Revolver. See Note 6, Long-Term Debt, for additional comments related to the Revolver.

6. Long-Term Debt

	2019	2018
	(In thousands)
Revolving credit facility, 4.00% and 3.35%, due through 2022	$155,278	$293,459
Farm Credit term loan, 4.77% and 4.48%, due 2022	99,906	99,871
Bluegrass tax exempt bonds, 3.19% and 3.11%, due 2033	10,000	9,983
Lease financing obligations, 2.62%, due through 2020	-	4,028
Secured promissory note, 6.35%, due through 2020	262	1,046
Economic development note, 2.00%, due through 2021	583	793
Other	216	216
Total	266,245	409,396
Less current portion	345	1,663
Long-term debt	$265,900	$407,733

See Note 5, Revolving Credit Facility, for discussion of the Revolver.

On December 9, 2016, the Company entered into a $100.0 million unsecured term loan payable to Farm Credit East, ACA, with a variable interest rate. The maturity date for this term loan is December 9, 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt. This agreement contains certain covenants, including interest coverage ratio. On May 9, 2019, the Company entered into an amendment with waiver to the agreement to replace the interest coverage ratio financial covenant with a minimum EBITDA covenant. The first measurement of the minimum EBITDA covenant will be for the quarter ending on September 28, 2019 at which time the interest coverage ratio will no longer apply. In the meantime, the Company needs to maintain at least $175.0 million of excess undrawn availability from its revolver facility at March 31, 2019 and June 29, 2019 to be in compliance with the agreement. As of March 31, 2019, the Company has maintained at least $175.0 million of excess undrawn availability from its revolver facility.

The Company assumed a tax-exempt bond with the Truitt acquisition on April 3, 2017. At March 31, 2019, the total outstanding of this bond is $10.0 million. The bond has a variable interest rate with a maturity date of October 1, 2032.

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum EBITDA and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the EBITDA within the Farm Credit term loan which for fiscal year end 2020 will need to be greater than $45 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2019.

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

The carrying value of assets pledged for secured debt, including the Revolver, is $633.2 million.

Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2020	$345
2021	500
2022	255,184
2023	-
2024	-
Thereafter	10,216
Total	$266,245

Notes to Consolidated Financial Statements

7. Leases

The Company had capital leases of $50.5 million as of March 31, 2019 and $47.0 million as of March 31, 2018. The leases consist of a building lease expiring in 2030 with an interest rate of 5.15% and several equipment leases all with 7 year terms and various interest rates between 3.37% and 4.52%.

Leased assets under capital leases consist of the following:

	2019	2018

Buildings	$5,313	$5,313
Equipment	45,273	41,687
Total	50,586	47,000
Less accumulated amortization	10,265	5,795
Net	$40,321	$41,205

The Company has operating leases expiring at various dates through fiscal 2031. Operating leases generally provide for early purchase options one year prior to expiration.

The following is a schedule, by year, of minimum operating and capital lease payments due as of March 31, 2019 (in thousands):

Years ending March 31:	Operating	Capital
2020	$28,689	$7,827
2021	24,938	7,827
2022	17,526	7,827
2023	12,062	7,827
2024	5,950	6,102
2025-2031	6,927	5,267
Total minimum payment required	$96,092	$42,677
Less interest		4,973
Present value of minimum lease payments		37,704
Amount due within one year		6,418
Long-term capital lease obligation		$31,286

Continuing lease expense in fiscal 2019 and 2018 was $39.2 million and $39.7 million, respectively.

Notes to Consolidated Financial Statements

8. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows:

	2019	2018
	(In thousands)
Current:
Federal	$(283)	$(1,901)
State	93	352
Total	(190)	(1,549)

Deferred:
Federal	$1,220	$(5,560)
State	(310)	(117)
Total	910	(5,677)
Total income taxes (1)	$720	$(7,226)

(1) Income tax expense (benefit) included in the financial statements is comprised of ($12.8) million  and ($1.3) million from continuing operations and $13.5 million and ($5.9) million from discontinued operations in 2019 and 2018, respectively.

A reconciliation for continuing operations of the expected U.S. statutory rate to the effective rate follows:

	2019	2018
Computed (expected tax rate)	21.0%	31.5%
State income taxes (net of federal tax benefit)	3.2	2.9
State tax credits	0.7	(4.8)
Federal credits	1.0	(6.8)
Manufacturer’s deduction	-	0.4
Addition to uncertain tax positions	1.0	2.0
Difference between statutory and actual rate	-	(10.5)
Other permanent differences not deductible	(0.2)	(3.7)
Change in valuation allowance	(0.2)	22.6
Return to provision federal	(0.1)	(4.5)
Tax rate change	-	(42.1)
Other	(0.5)	(2.1)
Effective income tax rate	25.9%	(15.1)%

The effective tax rate for continuing operations was 25.9% in 2019 and (15.1)% in 2018.  The increase of 41.0 percentage points in the effective tax rate for the year is the result of the change in income tax rate resulting from the Tax Cuts and Jobs Act. The change in income tax rate resulted in a 42.1 percentage point decrease in the 2018 tax rate and it did not impact the 2019 income tax rate.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act tax reform legislation. This legislation makes significant changes in U.S. tax law including a reduction in the corporate tax rates, changes to net operating loss carryforwards and carrybacks, and a repeal of the corporate alternative minimum tax. The legislation reduced the U.S. corporate tax rate from 31.5% for the Company's fiscal 2018 and then down to 21% starting in fiscal 2019. As a result of the enacted law, the Company was required to revalue deferred tax assets and liabilities at the rate in effect during their scheduled reversal. This revaluation resulted in a benefit of $3.3 million to income tax expense and a corresponding reduction in the net deferred tax liability as of March 31, 2018.  The other provisions of the Tax Cuts and Jobs Act did not have a material impact on the fiscal 2018 consolidated financial statements.

Notes to Consolidated Financial Statements

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2019	2018
	(In thousands)
Deferred income tax assets:
Future tax credits	$5,124	$5,030
Restructuring reserve	1,071	2,374
Employee benefits	2,030	2,440
Insurance	312	361
Other comprehensive loss	6,250	8,500
Interest	12	31
Future federal tax credits	654	443
Prepaid revenue	528	403
Other	298	714
Net operating loss and other tax attribute carryovers	5,628	4,512
Total assets	21,907	24,808
Deferred income tax liabilities:
Property basis and depreciation difference	13,049	11,750
Inventory valuation	534	964
Intangibles	286	325
Pension	1,633	2,328
Total liabilities	15,502	15,367
Valuation allowance - non-current	3,988	3,865
Net deferred income tax asset	$2,417	$5,576

Net non-current deferred income tax assets of $2.4 million as of March 31, 2019 and $5.6 million as of March 31, 2018 are recognized in the Consolidated Balance Sheets.

The Company has State tax credit carryforwards amounting to $1.5 million (California, net of Federal impact), $1.5 million (New York, net of Federal impact), and $2.2 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2034 (Wisconsin), through 2034 (New York), and through 2028 (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2019, the Company has recorded a valuation allowance amounting to $4.0 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not all be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement. The change in the liability for the years ended March 31, 2019 and 2018 consists of the following:

	2019	2018
	(In thousands)
Beginning balance	$855	$715

Tax positions related to current year:
Additions	26	9

Tax positions related to prior years:
Additions	-	154
Reductions	(2)	(23)
Lapses in statues of limitations	(483)	-
Balance as of March 31,	$396	$855

Notes to Consolidated Financial Statements

Neither balances at March 31, 2019 nor 2018 include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2019 and 2018, the Company recognized approximately $0.1 million decrease and $0.0 million, respectively, in interest and penalties. As of March 31, 2019 and 2018, the Company had approximately $0.0 million and $0.1 million, respectively, of interest and penalties accrued associated with unrecognized tax benefits.

Although management believes that an adequate provision has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. During 2019, the statute of limitations lapsed on a number of uncertain tax positions and the lapse results in the positions no longer being uncertain.  Therefore, in accordance with its accounting policies, the Company recorded a decrease to the liability and a decrease to tax expense of $0.5 million.

The federal income tax returns for years after March 31, 2015 are subject to examination.

9. Stockholders’ Equity

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

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2019 or 2018. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2019, the Company has an aggregate of 6,761,971 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share. There were 37,529 shares outstanding as of March 31, 2019 and no conversions during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 500 shares outstanding as of March 31, 2019.

There are 407,240 shares of Series A 10% Preferred outstanding as of March 31, 2019 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B 10% Preferred outstanding as of March 31, 2019 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B 10% Preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2019 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2019 and 2018.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2019, there were no shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2019 and 2018. Additionally, there were 38,029 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2019 and 2018.

Treasury Stock — During 2019, the Company repurchased $7.7 million, or 250,624 shares of its Class A Common Stock and $0.3 million or 9,330 shares of its Class B Common Stock. As of March 31, 2019, there is a total of $75.7 million, or 2,613,921 shares, of repurchased stock. These shares are not considered outstanding. The Company contributed $1.8 million or 55,129 treasury shares for the 401(k) match in 2019 as described in Note 10, Retirement Plans.

Notes to Consolidated Financial Statements

10. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2019 and a statement of the unfunded status as of March 31, 2019 and 2018:

	2019	2018
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$236,134	$216,022
Merge the Gray Plan into the Seneca Plan	-	3,796
Service cost	9,646	8,457
Interest cost	9,131	8,125
Actuarial loss (gain)	4,113	7,714
Benefit payments and expenses	(8,563)	(7,980)
Benefit obligation at end of year	$250,461	$236,134

Change in Plan Assets

Fair value of plan assets at beginning of year	$212,844	$207,829
Merge the Gray Plan into the Seneca Plan	-	3,300
Actual gain on plan assets	26,731	6,963
Employer contributions	2,100	2,732
Benefit payments and expenses	(8,563)	(7,980)
Fair value of plan assets at end of year	$233,112	$212,844

Unfunded Status	$(17,349)	$(23,290)

The unfunded status decreased by $5.9 million during 2019 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2019. This unfunded status decrease was recognized via the actual gain on plan assets and the decrease in accumulated other comprehensive loss of $6.8 million after the income tax expense of $2.3 million. The increase in projected benefit obligation was a function of using the full yield curve approach and the change to using an updated mortality table. There was no change in the discount rate as it remained at 4.14%. During 2018, the Company converted to the 2006 base rates from the RP-2016 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2018 for calculating the pension obligation in 2018 and the related pension expense in 2019. The Company utilizes a full yield curve approach in the estimation of the service and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.

Plan assets increased from $212.8 million as of March 31, 2018 to $233.1 million as of March 31, 2019 due to a gain on plan assets of $26.7 million from a continued recovery in market conditions and the $2.1 million contribution by the Company. The Company made this contribution to maintain its funding status at an acceptable level.

Notes to Consolidated Financial Statements

	2019	2018
	(In thousands)
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss

Prior service cost	$(587)	$(707)
Net loss	(24,305)	(33,415)
Accumulated other comprehensive pre-tax loss	$(24,892)	$(34,122)

Pension and
post retirement plan
adjustments, net
of tax
(In thousands)
Accumulated Other Comprehensive Loss

Balance at March 31, 2018	$(25,067)
Other comprehensive gain	6,782
Balance at March 31, 2019	$(18,285)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2019 and 2018:

	2019	2018
	(In thousands)
Service cost	$9,646	$8,457
Interest cost	9,131	8,125
Expected return on plan assets	(15,104)	(15,050)
Amortization of net loss	1,597	106
Prior service cost	119	119
Net periodic benefit cost	$5,389	$1,757

The Plan’s accumulated benefit obligation was $231.2 million at March 31, 2019 and $217.3 million at March 31, 2018.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2019	2018

Weighted Average Assumptions for Balance Sheet Liability at End of Year:

Discount rate - projected benefit obligation	4.14%	4.14%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

Weighted Average Assumptions for Benefit Cost at Beginning of Year:

Discount rate - pension expense	4.15%	4.35%
Discount rate - service cost	4.25%	4.58%
Discount rate - interest cost	3.87%	3.74%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

Notes to Consolidated Financial Statements

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2020	2019	2018

Plan Assets

Equity securities	99%	99%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1%	1%	1%
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1, due to their public active market.

	2019	2018
	Market Value	Market Value
	(In thousands)
Assets by Industry Type

Asset Category
Cash and cash equivalents:
Money market funds	$1,387	$595
Total cash and cash equivalents	1,387	595
Common equity securities:
Materials	5,331	10,685
Industrials	16,080	21,738
Telecommunication services	24,370	18,120
Consumer staples	43,486	32,543
Energy	38,230	20,017
Financials	34,521	37,634
Health care	4,247	20,702
Information technology	28,750	19,945
Utilities	36,710	30,865
Total common equity securities	231,725	212,249
Total assets	$233,112	$212,844

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 7.25%. The Company expects 7.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan’s target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time. The Company’s gain on plan assets during 2019 was 12.6% as compared to the S&P 500 unaudited gain (excluding dividends) of 7.3%. Plan assets include Company common stock with a fair market value of $12.8 million as of March 31, 2019 and $15.3 million as of March 31, 2018.

Cash Flows

Expected contributions for fiscal year ending March 31, 2020 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	-

Notes to Consolidated Financial Statements

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2020	$9,345
2021	10,067
2022	10,722
2023	11,470
2024	12,206
2025-2029	71,977

401(k) Plans

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1.4 million and $1.6 million in fiscal 2019 and 2018, respectively. In fiscal 2019 and 2018, the matching contribution was entirely treasury stock. This stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

11. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2019		2018
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)

Long-term debt, including current portion	$266,245	$266,140	$409,396	$408,942

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

12. Inventories

Effective December 30, 2007 (beginning of 4th quarter of fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to reduce continuing net earnings by $30.4 million in 2019 and to reduce continuing net earnings by $9.8 million in 2018, compared to what would have been reported using the FIFO inventory method. The reduction in continuing earnings per share was $3.14 ($3.14 diluted) in 2019; and a reduction in continuing earnings per share of $1.00 ($1.00 diluted) in 2018. There was a LIFO liquidation of $28.7 million in 2019. Most of this LIFO liquidation in 2019 is reported as Discontinued Operations since it related to the Modesto fruit (see Discontinued Operations Note 3). There was no LIFO liquidations during the period ended March 31, 2018. The Company's inventory consist of the following at March 31:

	2019	2018
	(In thousands)

Finished products	$454,920	$499,984
In process	42,045	47,970
Raw materials and supplies	166,060	144,009
	663,025	691,963
Less excess of FIFO cost over LIFO cost	161,341	145,004
Total inventories	$501,684	$546,959

Notes to Consolidated Financial Statements

13. Other Operating Income and Expense

Other operating income in 2019 includes a gain of the sale of a plant in the Northwest of $4.1 million, a gain on the sale of a plant in the Northeast $2.0 million and a gain on the partial closure of a plant of $0.8 million. The Company also recorded a loss on the sale of an Eastern plant of $0.6 million. The Company also recorded a gain for interest rate swap of $0.3 million.

Other operating income in 2018 includes an acquisition gain of $1.8 million, a gain on the sale of a plant of $1.1 million and a gain on the partial sale of a plant of $0.4 million. The Company also recorded a gain of $0.4 million on the sale of fixed assets.

14. Segment Information for Continuing Operations

The Company manages its business on the basis of three reportable segments — the primary segment is the packaging and sale of fruits and vegetables, secondarily, the packaging and sale of prepared food products, third, the sale of snack products and finally, other products. The Company markets its product almost entirely in the United States. Export sales represented 7.5% and 7.4%, of total sales in 2019 and 2018, respectively. In 2019 and 2018, the sale of Green Giant vegetables accounted for 6% and 11% of net sales, respectively. “Other” in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and	Prepared
	Vegetable	Foods	Snack	Other	Total
	(In thousands)
2019:
Net sales	$1,091,997	$79,593	$9,684	$18,307	$1,199,581
Operating loss	(34,145)	(2,736)	(8)	(1,190)	(38,079)
Identifiable assets	788,860	55,378	2,056	1,347	847,641
Capital expenditures	33,794	1,427	54	2,354	37,629
Depreciation and amortization	24,785	3,980	249	919	29,933

2018:
Net sales	$1,042,808	$92,826	$10,110	$17,150	$1,162,894
Operating income	8,860	2,869	558	2,544	14,831
Identifiable assets	841,805	53,132	1,915	2,025	898,877
Capital expenditures	32,171	926	-	535	33,632
Depreciation and amortization	23,883	4,330	336	903	29,452

Classes of similar products/services:	2019	2018
	(In thousands)
Net Sales:
Green Giant *	$71,161	$124,811
Canned vegetables	815,780	721,121
Frozen	113,115	105,857
Fruit	91,941	91,019
Prepared foods	79,593	92,826
Snack	9,684	10,110
Other	18,307	17,150
Total	$1,199,581	$1,162,894

* Green Giant includes canned and frozen vegetables exclusively for B&G Foods.

Notes to Consolidated Financial Statements

15. Legal Proceedings and Other Contingencies

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

16. Plant Restructuring

During 2019, the Company recorded an impairment and restructuring charges of $11.7 million related to continuing operations. Of this amount, $2.3 relates to the partial closure of a plant in the Midwest ($1.8 million is equipment moves and $0.5 is severance), $1.3 million related to the sale of a plant in the Northeast ($0.5 million is equipment moves and $0.8 million is severance), and $0.3 million for the partial sale of a plant in the Northwest ($0.2 million is severance, $0.1 million is mostly equipment moves). In addition, the Company recorded a charge for an impairment of long-lived assets of $7.8 million for a Northwest plant that will be ceasing production after this growing season.

During 2018, the Company recorded a restructuring charge of $0.3 related to the closing of a plant in the Midwest and Northwest.

These charges are included under Plant Restructuring in the Consolidated Statements of Net Earnings (Loss). Severance Payable and Other Costs Payable are included in Other Accrued Expenses on the Consolidated Balance Sheets.

The following table summarizes the severance and other cost recorded and the accruals established during 2018 and 2019:

		Other
	Severance	Cost
	Payable	Payable	Total

Balance March 31, 2017	$37	$305	$342
Charge to expense	161	164	325
Cash payments/write offs	(198)	(469)	(667)
Balance March 31, 2018	-	-	-
Charge to expense	1,508	1	1,509
Cash payments/write offs	(1,283)	-	(1,283)
Balance March 31, 2019	$225	$1	$226

Notes to Consolidated Financial Statements

17. Related Party Transactions

A small percentage (less than 1% in fiscal 2019 and 2018) of vegetables supplied to the Company’s New York packaging plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $2.4 million and $1.4 million, pursuant to a raw vegetable grower contract in fiscal 2019 and 2018, respectively.

During the years ended March 31, 2019 and 2018, the Company made charitable contributions to a related party foundation in the amount of approximately $0.3 million and $0.4 million, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions. This Foundation is managed by current employees of the Company.

18. Acquisitions

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

Approximate fair values of assets acquired and liabilities assumed:
Current assets	$22.8
Other long-term assets	1.8
Property, plant and equipment	29.6
Current liabilities	(5.1)
Deferred taxes	0.2
Other long-term liabilities	(15.7)
Bargain purchase gain	(1.8)
Total	$31.8

19. Subsequent Event

During April 2019, the employees of Sunnyside, Washington were informed that we will cease operations at the facility upon completion of the 2019 pack season.  The Company is currently evaluating the financial impact of this decision.

  Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Seneca Foods Corporation

Marion, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation (the “Company”) as of March 31, 2019 and 2018, the related consolidated statements of earnings (loss), comprehensive income (loss), stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013)] issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated June 13, 2019 expressed an unqualified opinion thereon.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Company has changed its method for recognizing revenue in the 2018 financial statements that reflect the accounting change due to the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers (Topic 606) effective April 1, 2018.

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
June 13, 2019

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2019, our internal control over financial reporting is effective based on those criteria.

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

Shareholders and Board of Directors

Seneca Foods Corporation

Marion, New York

Opinion on Internal Control over Financial Reporting

We have audited Seneca Foods Corporation’s (the “Company’s”) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of March 31, 2019 and 2018, the related consolidated statements of net earnings (loss), comprehensive income (loss), stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as “the financial statements”) and our report dated June 13, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ BDO USA, LLP

Milwaukee, Wisconsin

June 13, 2019

Corporate Information

The Company’s common stock is traded on The NASDAQ Global Stock Market. The 7.7 million Class A outstanding shares and 1.9 million Class B outstanding shares are owned by 185 and 164 shareholders of record, as of March 31, 2019 and 2018, respectively. The high and low closing prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2019		2018
Quarter	High	Low	High	Low
First	$30.05	$26.45	$38.15	$30.00
Second	33.98	25.45	34.55	27.75
Third	35.90	26.84	36.60	28.60
Fourth	31.34	23.71	35.00	27.60

Class B:	2019		2018
Quarter	High	Low	High	Low
First	$32.55	$27.45	$39.00	$34.80
Second	31.90	27.00	36.25	29.30
Third	35.37	28.00	35.95	32.00
Fourth	30.67	25.67	34.30	31.00

As of March 31, 2019, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.