Form 10-K, Exhibit 13
period 2020-03-31
Seneca Foods Corp
filed 2020-07-02
CIK 88948

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca Foods is one of North America’s leading providers of packaged vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from over 2,000 American farms.

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

During April 2019, the Company announced production at its fruit processing plant in Sunnyside, Washington would cease at the end of the 2019 production season. The Company continued to store, case and label products at this facility until late in fiscal 2020. In February 2020, the Company invested approximately $10 million and contributed the Sunnyside facility to acquire a 49% stake in CraftAg, LLC, a newly formed company which is processing hemp at this Sunnyside facility.

On February 16, 2018, the Company announced production at its fruit (primarily peaches) processing plant in Modesto, California would cease prior to the 2018 production season. During the second fiscal quarter of 2019, the Company sold and transferred most of the remaining inventory in the facility and completed most of the labeling and casing required to PCP for the fruit inventory sold to them in the first quarter. The Company continued to ready the building and equipment for sale during the second quarter and into the third quarter. The Modesto operations have met the requirements (approximately a 15% reduction in revenue and a strategic shift away from producing peaches) for discontinued operations and those operations have been presented as such in these financial statements. During October 2018, the building and the land was sold to an unrelated third party for net proceeds of $63,326,000 and the Company auctioned off the remaining equipment in the third quarter. See note 3 Discontinued Operations for more details.

In November 2019, we completed an agreement with Del Monte Foods to purchase a plant in Wisconsin, and as part of that agreed to process certain quantities of canned vegetables for them on a contractual basis. At the same time, we acquired equipment from two already closed facilities, and have been busy during this off-season moving equipment into our facilities to improve efficiencies or expand our production capacities.

The Company’s business strategies are designed to grow the Company’s market share and enhance the Company’s sales and margins and include: 1) expand the Company’s leadership in the packaged vegetable industry; 2) provide low cost, high quality vegetable products to consumers through the elimination of costs from the Company’s supply chain and investment in state-of-the-art production and logistical technology; 3) focus on growth opportunities to capitalize on higher expected returns; and 4) pursue strategic acquisitions that leverage the Company’s core competencies.

All references to years are fiscal years ended March 31 unless otherwise indicated.

Restructuring

During 2020, the Company recorded a restructuring charge of $7.0 million related to the closing of plants in the Midwest and Northwest of which $5.3 million was for accelerated amortization of right-of-use operating lease assets, $2.4 million was mostly related to equipment moves and $1.2 million was related to severance. The Company also recorded a credit of $1.9 million for the reduced lease liability of previously impaired leases.

During 2019, the Company recorded a restructuring charge of $11.7 million. Of this amount, $2.3 relates to the partial closure of a plant in the Midwest ($1.8 million is equipment moves and $0.5 is severance), $1.3 million related to the sale of a plant in the Northeast ($0.5 million is equipment moves and $0.8 million is severance), and $0.3 million for the partial sale of a plant in the Northwest ($0.2 million is severance, $0.1 million is mostly equipment moves). In addition, the Company recorded a charge for an impairment of long-term assets of $7.8 million for a Northwest plant that will be ceasing production after this growing season.

These charges are included under Plant Restructuring in the Consolidated Statements of Net Earnings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Divestitures, Other Charges and Credits

Other operating income in 2020 includes a gain on the partial sale of a plant in the Midwest of $3.3 million and a gain on the sale of a plant in the Northwest of $8.2 million. The Company also recorded a gain on the sale of unused fixed assets of $1.2 million.

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

 Revolving Credit Facility

The Company completed the closing of a five-year revolving credit facility (“Revolver”) on July 5, 2016. Maximum borrowings under the Revolver total $300.0 million from April through July and $400.0 million from August through March which represents a $100 million reduction in the maximum commitment for both periods as elected by the Company in May 2020.  The Revolver balance as of March 31, 2020 was $106.9 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver’s July 5, 2021 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by the Company’s accounts receivable and inventories and contains a financial covenant and borrowing base requirements. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The Company believes that cash flows from operations and availability under its new Revolver will provide adequate funds for the Company’s working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Seasonality

The Company’s revenues typically are higher in the second and third fiscal quarters. This is due, in part, because the Company sells, on a bill and hold basis, Green Giant canned and frozen vegetables to B&G Foods at the end of each pack cycle, which typically occurs during these quarters. B&G Foods buys the product from the Company at cost plus an equivalent case tolling fee. See the Critical Accounting Policies section for further details. The Company’s non-Green Giant sales also exhibit seasonality with the third fiscal quarter generating the highest sales due to increased retail sales during the holiday season. The table below excludes the Modesto discontinued operations:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2020:
Net sales	$264,925	$370,002	$392,971	$307,871
Gross margin	19,174	24,055	52,277	46,382
Earnings from continuing operations	1,103	4,635	24,428	21,022
Revolver outstanding (at quarter end)	136,014	133,338	114,689	106,924

Year ended March 31, 2019:
Net sales	$244,093	$320,660	$372,238	$262,590
Gross margin	16,788	11,008	(2,096)	13,796
Loss from continuing operations	(2,160)	(5,634)	(20,040)	(8,649)
Revolver outstanding (at quarter end)	207,610	242,947	214,161	155,278

Short-Term Borrowings

The maximum level of short-term borrowings during 2020 was affected by lower inventory due to the smaller seasonal pack totaling $71.8 million, partially offset the purchase of assets from Del Monte Foods of $16.9 million and the investment in CraftAg of $10.0 million The maximum level of short-term borrowings during 2019 was affected by the disposal of Modesto for $65.0 million and the lower inventory by $45.3 million due to the sale of certain facilities in the Northeast, Northwest and Modesto. Details of the sales of facilities are outlined in Note 13 of the Notes to Consolidated Financial Statements.

General terms of the Revolver include payment of interest at LIBOR plus an agreed upon spread.

The following table documents the quantitative data for Short-Term Borrowings during 2020 and 2019:

	Fourth Quarter		Year Ended
	2020	2019	2020	2019
		(In Thousands)
Reported end of period:
Revolver outstanding	$106,924	$155,278	$106,924	$155,278
Weighted average interest rate	2.59%	4.00%	2.59%	4.00%
Reported during period:
Maximum Revolver	$118,790	$218,037	$151,477	$294,062
Average Revolver outstanding	$109,031	$185,127	$122,443	$215,208
Weighted average interest rate	3.22%	4.10%	3.61%	3.73%

Long-Term Debt

On December 9, 2016, the Company entered into a $100.0 million unsecured term loan with a maturity date of December 9, 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt. Subsequent to 2020 year end, the Company entered into an Amended and Restated Loan and Guaranty Agreement with Farm Credit East which extended the maturity date to June 1, 2025 and converted the term loan to a fixed interest rate rather than a variable interest rate.. This agreement contains certain covenants, including minimum EBITDA and minimum tangible net worth.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company assumed a tax-exempt bond with the Truitt acquisition on April 3, 2017 for $10.0 million with a maturity date of October 1, 2032. The Company did not issue any significant long-term debt in 2020, other than the Revolver.

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum EBITDA and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the EBITDA within the Farm Credit term loan which for fiscal year end 2020 will be $45 million and will be greater than $45 million, thereafter. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met for all such financial covenants as of March 31, 2020.

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

As of March 31, 2020, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2020 Revolver balance of $106.9 million is presented as being due in fiscal 2022, based upon the Revolver’s July 20, 2021 maturity date (in thousands):

2021	$500
2022	206,865	(1)
2023	-
2024	-
2025	-
Thereafter	10,216
Total	$217,581

(1) Subsequent to 2020 year end, the Company's $100 million term loan with Farm Credit East was extended to June 1, 2025.

Restrictive Covenants

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum EBITDA and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Farm Credit term loan which for fiscal 2020 year end will be greater than $45 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2020.

Capital Expenditures

Capital expenditures in 2020 totaled $66.4 million and there were four major projects in 2020 as follows: 1) $10.0 million to buy the plant in Cambria, Wisconsin from Del Monte, 2) $9.6 million for equipment purchases from Del Monte, 3) $4.7 million for the Glencoe Freezer project and 4) $2.6 million for the completion of a warehouse in Hart, Michigan started in 2019. Capital expenditures in 2019 totaled $33.8 million and there were three major projects in 2019 as follows: 1) $1.6 million to purchase land in Montgomery, Minnesota, 2) $4.1 million for a warehouse in Hart, Michigan, and 3) $2.0 for a production line in Janesville, Wisconsin. In addition, there were lease buyouts, equipment replacements and other improvements in 2020 and 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Accounts Receivable

In 2020, accounts receivable increased by $25.7 million or 30.6% versus 2019, due to higher sales volume in the fourth quarter of 2020 compared to 2019. In 2019, accounts receivable increased by $17.9 million or 27.1% versus 2018 due to higher sales volume in the fourth quarter of 2019 compared to 2018 and $6.3 million increase in the true-up receivable from B&G Foods.

Inventories

In 2020, inventories decreased by $90.1 million primarily reflecting the effect of lower finished goods quantities and higher raw material quantities and by the $16.9 million LIFO reserve decrease. The LIFO reserve balance was $144.3 million at March 31, 2020 versus $161.3 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Critical Accounting Policies

During the year ended March 31, 2020, the Company sold $121.4 million of Green Giant finished goods inventory to B&G Foods North America (“B&G”) for cash, on a bill and hold basis, as compared to $60.0 million for the year ended March 31, 2019. Under the terms of the bill and hold agreement, title to the specified inventory transferred to B&G. Under the revenue recognition standard, this contract qualifies for bill and hold accounting treatment as the Company has concluded that control of the unlabeled products transfers to the customer at the time title transfers and the Company has the right to payment (prior to physical delivery), which results in earlier revenue recognition. Labeling and storage services that are provided after control of the goods has transferred to the customer are accounted for as separate performance obligations for which revenue is deferred until the services are performed.

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

Obligations and Commitments

As of March 31, 2020, the Company was obligated to make cash payments in connection with its debt, operating and finance leases, and purchase commitments. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

In addition, the Company’s defined benefit plan has an unfunded pension liability of $75.7 million which is subject to certain actuarial assumptions. The unfunded status increased by $58.4 million during 2020 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2020. This unfunded status increase was recognized via the actual loss on plan assets and the increase in accumulated other comprehensive loss of $60.9 million after the income tax expense of $20.3 million. The increase in projected benefit obligation was a function of using an updated mortality table. The discount rate reduced from 4.14% in 2019 to 3.69% in 2020. During 2020, the Company converted to the Pri-2012 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2019 for calculating the pension obligation in 2019 and the related pension expense in 2020. The Company utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. This amendment triggered a curtailment event under ASC 715. The curtailment accelerated statement of earnings recognition of the unrecognized prior service cost resulting in $0.1 million curtailment charge.

Plan assets decreased from $233.1 million as of March 31, 2019 to $202.5 million as of March 31, 2020 due primarily to a loss on plan assets of $46.3 million from a COVID-19 induced deterioration in market conditions, partially offset by a $26.0 million contribution by the Company. The Company made this contribution to partially offset the declines in the portfolio.

During 2020, the Company entered into new finance and operating leases of approximately $10.8 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2020 season.

Due to uncertainties related to uncertain tax positions, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2020, the Company had $13.4 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2020, the Company’s cash and cash equivalents decreased by $0.8 million, which is due to the net impact of $127.3 million provided by operating activities, $43.2 million used in investing activities, and $84.9 million used in financing activities.

Operating Activities

Cash provided by operating activities increased to $127.3 million in 2020 from $97.1 million of cash provided by operating activities in 2019. The increase is primarily attributable to higher net earnings in 2020 of $52.3 million as compared to net earnings of $5.7 million in 2019, which was a $46.6 million increase, by an increase in deferred income tax of $14.6 million, partially offset by a lower decrease in inventories in 2020 versus 2019 of $52.2 million and an increase in accounts and contracts receivable of $28.0 million,. The 2020 earnings reflect a LIFO credit of $17.1 million resulted in an increase in the tax payment deferral of $4.3 million. During 2020, the Company made a $26.0 million contribution to its pension plan compared to a $2.1 million contribution in the previous year.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity.

Investing Activities

Cash used in investing activities was $43.2 million for 2020, principally reflecting $65.7 million of capital expenditures, partially offset by proceeds from the sales of assets of $22.5 million. Capital expenditures aggregated $37.7 million in 2019. There were four major projects in 2020 as follows: 1) $10.0 million to buy the plant in Cambria, Wisconsin from Del Monte, 2) $9.6 million for equipment purchases from Del Monte, 3) $4.7 million for the Glencoe Freezer project and 4) $2.6 million for the completion of a warehouse in Hart, Michigan started in 2019.

Financing Activities

Cash used in financing activities was $84.9 million in 2020 representing a net decrease in the debt (primarily the Revolver) of $48.7 million, a $10.0 million investment in CraftAg and by the purchase of $12.7 million of treasury stock during 2020 versus $8.0 million purchased in 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Classes of similar products/services:	2020	2019
	(In thousands)
Net Sales:
Green Giant *	$122,764	$71,161
Canned vegetables	877,391	815,780
Frozen	104,980	113,115
Fruit	97,393	91,941
Prepared foods	105,044	79,593
Snack	11,475	9,684
Other	16,722	18,307
Total	$1,335,769	$1,199,581

* Green Giant includes canned and frozen vegetables exclusively for B&G Foods.

Fiscal 2020 versus Fiscal 2019

Net sales for 2020 increased $136.2 million, from $1,199.6 million to $1,335.8 million. The increase primarily reflects, a $61.6 million increase in canned vegetables sales, a $51.5 million increase in Green Giant sales, a $25.5 million increase in prepared food sales, a $5.5 million increase in Fruit sales, $1.8 million increase in Snack sales, a $8.1 million decrease in frozen sales, and a $1.6 million decrease in other sales. The increase in sales is attributable to increased sales volume of $56.7 million and higher selling prices/more favorable sales mix of $79.5 million. The increased selling prices/more favorable sales mix is primarily due to canned vegetables.

Cost of product sold as a percentage of sales decreased from 96.7% in 2019 to 89.4% in 2020 primarily as a result of a $57.6 million LIFO charge decrease in 2020, due to lower commodity and steel costs, a short pack and higher selling prices in 2020 versus 2019.

Selling, general and administrative expense was at 6.0% of sales in 2019 and 5.8% of sales in 2020.

Other operating income in 2020 includes a gain on the partial sale of a plant in the Midwest of $3.3 million and a gain on the sale of a plant in the Northwest of $8.2 million. The Company also recorded a gain on the sale of unused fixed assets of $1.2 million. Other operating income in 2019 includes a gain of the sale of a plant in the Northwest of $4.1 million, a gain on the sale of a plant in the Northeast $2.0 million and a gain on the partial closure of a plant of $0.8 million. The Company also recorded a loss on the sale of an Eastern plant of $0.6 million. The Company also recorded a gain for interest rate swap of $0.3 million.

Plant restructuring costs, which are described in detail in the Restructuring section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, decreased from $11.7 million in 2019 to $7.0 million in 2020.

Interest expense, net, decreased from $15.4 million in 2019 to $11.8 million in 2020 due mostly to lower average Revolver borrowing during the year in 2020 versus 2019.

As a result of the aforementioned factors, continuing pre-tax earnings increased from loss of $(49.3) million in 2019 to pre-tax earnings of $65.6 million in 2020. The effective tax rate was 22.0% in 2020 and 25.9% in 2019. The decrease of 3.9 percentage points in the effective tax rate for the year is primarily the result of two items. The changes in tax law from the CARES Act and the retroactive extension of the alternative fuel tax credit resulted in a 2.8 percentage point decrease. The creation of federal tax credits resulted in a 1.8 percentage point decrease. The amounts of federal credits are similar to the prior year but they have an opposite effect on the effective tax rate due to the company having income in 2020 and a loss in 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. In July 2018, the FASB issued ASU No. 2018-11, Targeted Improvements – Leases (Topic 842)." This update provides an optional transition method that allows entities to elect to apply the standard retrospectively at the beginning of the period of adoption, versus recasting the prior periods presented. If elected, an entity would recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This guidance is effective for annual periods beginning after December 15, 2018. We adopted ASU 2016-02 as of April 1, 2019, using the optional transition method provided by ASU 2018-11.  The standard resulted in the initial recognition of $88,333,000 of total operating lease assets and $91,025,000 of net operating lease liabilities and a net adjustment to retained earnings totaling $2,019,000 ($2,692,000 less tax effect of $673,000) on the Condensed Consolidated Balance Sheet on April 1, 2019. The standard did not materially impact the Condensed Consolidated Statement of Income or Condensed Consolidated Statement of Cash Flows. At adoption, the Company recorded an adjustment to retained earnings of $2,019,000, which includes an impairment loss that was related to a Northwest plant impairment which was incurred in March 2019 just prior to adoption of this standard. The disclosures required by the recently adopted accounting standard are included in Note 7 of the Notes to the Condensed Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for annual periods beginning after December 15, 2020, with early adoption permitted. The amendments in this ASU should be applied on a retrospective basis to all periods presented. We are currently evaluating the effect that ASU 2018-14 will have on our condensed consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12 to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplify areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enacted tax laws or rate changes. The new standard will be effective for the Company in the first quarter fiscal year 2022. We are currently evaluating the effect that the new standard will have on the Company’s financial position, results of operations and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which was subsequently amended in November 2018 through ASU No. 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses." ASU No. 2016-13 will require entities to estimate lifetime expected credit losses for trade and other receivables along with other financial instruments which will result in earlier recognition of credit losses. Further, the new credit loss model will affect how entities in all industries estimate their allowance for losses for receivables that are current with respect to their payment terms. In November 2019, the FASB issued ASU No. 2019-10, which, among other things, deferred the application of the new guidance on credit losses for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. This guidance will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., a modified-retrospective approach). Under the above-mentioned deferral, the Company expects to adopt ASU No. 2016-03, and the related ASU No. 2018-19 amendments, beginning as of April 1, 2023 and is in the process of assessing the impact, if any, that this new guidance is expected to have on the Company’s results of operations, financial condition and/or financial statement disclosures.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)

Years ended March 31,	2020	2019

Net sales	$1,335,769	$1,199,581

Costs and expenses:
Cost of products sold	1,193,881	1,160,085
Selling, general, and administrative expense	76,971	72,549
Other operating income, net	(12,653)	(6,631)
Plant restructuring charge	7,046	11,657
Total costs and expenses	1,265,245	1,237,660

Operating income (loss)	70,524	(38,079)
Loss from equity investment	93	-
Other income	(7,018)	(4,257)
Interest expense, net of interest income of $25 and $28, respectively	11,834	15,437

Earnings (Loss) From Continuing Operations Before Income Taxes	65,615	(49,259)
Income Taxes (Benefit) From Continuing Operations	14,427	(12,776)
Earnings (Loss) From Continuing Operations	51,188	(36,483)
Earnings From Discontinued Operations (net of income taxes)	1,147	42,230
Net Earnings	$52,335	$5,747

Basic Earnings (Loss) per Common Share:
Continuing Operations	$5.50	$(3.77)
Discontinued Operations	$0.12	$4.36
Net Basic Earnings per Common Share	$5.62	$0.59

Diluted Earnings (Loss) per Common Share:
Continuing Operations	$5.46	$(3.77)
Discontinued Operations	$0.12	$4.33
Net Diluted Earnings per Common Share	$5.58	$0.59

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars)

Years ended March 31,	2020	2019

Comprehensive income (loss):
Net earnings	$52,335	$5,747
Change in pension and postretirement benefits (net of income tax of $20,312 and $2,249, respectively)	(60,935)	6,782

Total	$(8,600)	$12,529

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2020	2019

Assets
Current Assets:
Cash and cash equivalents	$10,702	$11,480
Accounts receivable, less allowance for doubtful accounts of $1,598 and $57, respectively	109,802	84,122
Contracts receivable	7,610	-
Assets held for sale-discontinued operations	182	98
Inventories	411,631	501,684
Assets held for sale	-	1,568
Refundable income taxes	4,350	1,221
Other current assets	7,323	3,075
Total Current Assets	551,600	603,248
Deferred income tax asset, net	7,872	2,417
Noncurrent assets held for sale-discontinued operations	1,026	1,143
Other assets	26,042	2,801
Right-of-use assets operating, net	60,663	-
Right-of-use assets financing, net	33,617	-
Property, plant, and equipment:
Land	24,955	25,832
Buildings and improvements	184,945	190,102
Equipment	408,385	421,639
Total	618,285	637,573
Less accumulated depreciation and amortization	389,796	398,300
Net property, plant, and equipment	228,489	239,273
Total Assets	$909,309	$848,882

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$71,194	$61,024
Deferred revenue	7,758	4,098
Accrued vacation	11,876	11,678
Accrued payroll	11,864	5,105
Other accrued expenses	17,808	19,363
Current liabilities held for sale-discontinued operations	880	4,285
Current liabilities held for sale	-	61
Current portion of long-term debt and lease obligations	28,274	6,763
Total Current Liabilities	149,654	112,377
Long-term debt, less current portion	217,081	265,900
Operating lease obligations, less current portion	42,760	-
Finance lease obligations, less current portion	24,366	-
Pension liabilities	75,742	17,349
Other liabilities	5,342	4,180
Noncurrent liabilities held for sale	-	305
Capital lease obligations, less current portion	-	31,286
Total Liabilities	514,945	431,397
Commitments and contingencies
Stockholders’ Equity:
Preferred stock	681	707
Common stock	3,041	3,039
Additional paid-in capital	98,384	98,260
Treasury stock, at cost	(88,319)	(75,740)
Accumulated other comprehensive loss	(79,220)	(18,285)
Retained earnings	459,797	409,504
Total Stockholders’ Equity	394,364	417,485
Total Liabilities and Stockholders’ Equity	$909,309	$848,882

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2020	2019

Cash flows from operating activities:
Net earnings	$52,335	$5,747
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	30,933	31,235
Deferred income tax expense	15,529	909
Gain on the sale of assets	(13,086)	(63,394)
Impairment and Restructuring provision	5,626	16,080
Loss from equity investment	93	-
401(k) match stock contribution	94	1,773
Changes in operating assets and liabilities (net of acquisitions):
Accounts receivable	(33,290)	(5,326)
Inventories	90,053	142,271
Other current assets	(4,332)	(1,029)
Accounts payable, accrued expenses, and other liabilities	(13,509)	(31,071)
Income taxes	(3,129)	(79)
Net cash provided by operating activities	127,317	97,116

Cash flows from investing activities:
Additions to property, plant, and equipment	(65,686)	(37,728)
Proceeds from life insurance	-	343
Proceeds from the sale of assets	22,529	104,387
Net cash (used in) provided by investing activities	(43,157)	67,002

Cash flows from financing activities:
Proceeds from issuance of long-term debt	494,098	504,381
Payments of long-term debt	(542,778)	(664,108)
Payments on financing leases	(6,437)	-
Change in other assets	(17,125)	(33)
Purchase of treasury stock	(12,673)	(7,957)
Preferred stock dividends paid	(23)	(23)
Net cash used in financing activities	(84,938)	(167,740)

Net decrease in cash and cash equivalents	(778)	(3,622)
Cash and cash equivalents, beginning of year	11,480	15,102
Cash and cash equivalents, end of year	$10,702	$11,480

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$10,836	$15,424
Income taxes paid	573	173
Noncash transactions:
Investment in CraftAg. LLC via contribution of plant	$7,975	$-
Property, plant and equipment issued under finance and operating leases	10,843	4,199

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2018	$707	$3,038	$98,161	$(69,556)	$(25,067)	$403,780
Net earnings	-	-	-	-	-	5,747
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Contribution of 401(k) match	-	-	-	1,773	-	-
Purchase of treasury stock	-	-	-	(7,957)	-	-
Preferred stock conversion	-	1	(1)	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $2,249)	-	-	-	-	6,782	-
Balance March 31, 2019	707	3,039	98,260	(75,740)	(18,285)	409,504
Net earnings	-	-	-	-	-	52,335
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Contribution of 401(k) match	-	-	-	94	-	-
Purchase of treasury stock	-	-	-	(12,673)	-	-
Preferred stock conversion	(26)	2	24	-	-	-
Operating lease impairment adjustment upon the adoption of ASU 2016-02 "Leases" (net of tax $673)	-	-	-	-	-	(2,019)
Change in pension and postretirement benefits adjustment (net of tax $20,312)	-	-	-	-	(60,935)	-
Balance March 31, 2020	$681	$3,041	$98,384	$(88,319)	$(79,220)	$459,797

	Preferred Stock				Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2020	200,000	1,400,000	35,355	500	20,000,000	10,000,000
Shares outstanding:
March 31, 2019	200,000	807,240	37,529	500	7,667,913	1,874,861
March 31, 2020	200,000	807,240	35,355	500	7,383,993	1,733,902
Stock amount	$50	$202	$421	$8	$2,539	$502

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the “Parent Company”) and subsidiaries (the “Company”) conducts its business almost entirely in food packaging, operating 27 plants and 30 warehouses in nine states. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total sales. Green Giant sales to B & G Foods represented 9%, and 6% of net sales in each of 2020 and 2019, respectively. The top ten customers, including B & G Foods, represented approximately 49%, and 47% of net sales for 2020 and 2019, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

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

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2020 there were $0.3 million of unamortized financing cost included in other current assets and $0.1 million of unamortized financing costs included as a contra to long-term debt and current portion of long-term debt on the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

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

Advertising Costs — Advertising costs are expensed as incurred. Advertising costs charged to continuing operations were $2.2 million and $2.1 million in 2020 and 2019, respectively.

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

Notes to Consolidated Financial Statements

Years ended March 31,	2020	2019
Continuing Operations	(In thousands, except per share amounts)
Basic
Continuing operations earnings (loss)	$51,188	$(36,483)
Deduct preferred stock dividends	23	23
Undistributed earnings (loss)	51,165	(36,506)
Earnings (loss) attributable to participating preferred shareholders	206	(143)
Earnings (loss) attributable to common shareholders	$50,959	$(36,363)
Weighted average common shares outstanding	9,264	9,652
Basic earnings (loss) from continuing operations per common share	$5.50	$(3.77)
Diluted
Earnings (loss) attributable to common shareholders	$50,959	$(36,363)
Add dividends on convertible preferred stock	20	-
Earnings (loss) attributable to common stock on a diluted basis	$50,979	$(36,363)
Weighted average common shares outstanding-basic	9,264	9,652
Additional shares to be issued related to the equity compensation plan	2	-
Additional shares to be issued under full conversion of preferred stock	67	-
Total shares for diluted	9,333	9,652
Diluted earnings (loss) from continuing operations per share	$5.46	$(3.77)

Years ended March 31,	2020	2019
Discontinued Operations	(In thousands, except per share amounts)
Basic
Discontinued operations earnings	$1,147	$42,230
Deduct preferred stock dividends	23	23
Undistributed earnings	1,124	42,207
Earnings attributable to participating preferred shareholders	5	166
Earnings attributable to common shareholders	$1,119	$42,041
Weighted average common shares outstanding	9,264	9,652
Basic earnings from discontinued operations per common share	$0.12	$4.36
Diluted
Earnings attributable to common shareholders	$1,119	$42,041
Add dividends on convertible preferred stock	20	20
Earnings attributable to common stock on a diluted basis	$1,139	$42,061
Weighted average common shares outstanding-basic	9,264	9,652
Additional shares to be issued related to the equity compensation plan	2	3
Additional shares to be issued under full conversion of preferred stock	67	67
Total shares for diluted	9,333	9,722
Diluted earnings from discontinued operations per share	$0.12	$4.33

Note: For fiscal 2019 addbacks for equity compensation and additional shares that were anti-dilutive were excluded from diluted earnings per share from continuing operations calculations.

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $26.1 million and $29.5 million, in 2020, and 2019, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years.

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. There were no significant impairment losses in 2020. There was a $7.8 million impairment loss recorded in 2019 related to a Northwest plant.

Notes to Consolidated Financial Statements

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

Recently Issued Accounting Standards In February 2016, the FASB issued ASU 2016-02, “Leases.” ASU 2016-02 establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. In July 2018, the FASB issued ASU No. 2018-11, Targeted Improvements – Leases (Topic 842)." This update provides an optional transition method that allows entities to elect to apply the standard retrospectively at the beginning of the period of adoption, versus recasting the prior periods presented. If elected, an entity would recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. This guidance is effective for annual periods beginning after December 15, 2018. We adopted ASU 2016-02 as of April 1, 2019, using the optional transition method provided by ASU 2018-11.  The standard resulted in the initial recognition of $88,333,000 of total operating lease assets and $91,025,000 of net operating lease liabilities and a net adjustment to retained earnings totaling $2,019,000 ($2,692,000 less tax effect of $673,000) on the Condensed Consolidated Balance Sheet on April 1, 2019. The standard did not materially impact the Condensed Consolidated Statement of Income or Condensed Consolidated Statement of Cash Flows. At adoption, the Company recorded an adjustment to retained earnings of $2,019,000, which includes an impairment loss that was related to a Northwest plant impairment which was incurred in March 2019 just prior to adoption of this standard. The disclosures required by the recently adopted accounting standard are included in Note 7 of the Notes to the Condensed Consolidated Financial Statements.

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for annual periods beginning after December 15, 2020, with early adoption permitted. The amendments in this ASU should be applied on a retrospective basis to all periods presented. We are currently evaluating the effect that ASU 2018-14 will have on our condensed consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12 to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplify areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enacted tax laws or rate changes. The new standard will be effective for the Company in the first quarter fiscal year 2022. We are currently evaluating the effect that the new standard will have on the Company’s financial position, results of operations and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which was subsequently amended in November 2018 through ASU No. 2018-19, "Codification Improvements to Topic 326, Financial Instruments - Credit Losses." ASU No. 2016-13 will require entities to estimate lifetime expected credit losses for trade and other receivables along with other financial instruments which will result in earlier recognition of credit losses. Further, the new credit loss model will affect how entities in all industries estimate their allowance for losses for receivables that are current with respect to their payment terms. In November 2019, the FASB issued ASU No. 2019-10, which, among other things, deferred the application of the new guidance on credit losses for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. This guidance will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., a modified-retrospective approach). Under the above-mentioned deferral, the Company expects to adopt ASU No. 2016-03, and the related ASU No. 2018-19 amendments, beginning as of April 1, 2023 and is in the process of assessing the impact, if any, that this new guidance is expected to have on the Company’s results of operations, financial condition and/or financial statement disclosures.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current period classification.

Notes to Consolidated Financial Statements

2. Asset Held For Sale

As of March 31, 2019, the Company had certain operating units in the Midwest that met the criteria to be classified as held for sale, which requires the Company to present the related assets and liabilities as separate line items in our March 31, 2019 Condensed Consolidated Balance Sheet.  The Company is required to record the assets held for sale at the lower of carrying value or fair value less costs to sell.  The following table presents information related to the major classes of assets and liabilities that were held for sale in our March 31, 2019 Condensed Consolidated Balance Sheet (in thousands):

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

Notes to Consolidated Financial Statements

The following table presents information related to the major classes of assets and liabilities of Modesto that are classified as Held For Sale-Discontinued Operations in the Company's Consolidated Condensed balance sheets (in thousands):

	March 31, 2020	March 31, 2019
Other Current Assets	$182	$98

Current Assets Held For Sale-Discontinued Operations	$182	$98

Other Assets	$1,026	$1,143

Noncurrent Assets Held For Sale-Discontinued Operations	$1,026	$1,143

Accounts Payable and Accrued Expenses	$880	$4,285

Current Liabilities Held For Sale-Discontinued Operations	$880	$4,285

The operating results of the discontinued operations that are reflected in the Unaudited Condensed Consolidated Statements of Net Earnings (Loss) from discontinued operations are as follows:

	Twelve Months Ended
	March 31, 2020	March 31, 2019

Net Sales	$-	$111,693

Costs and Expenses:

Cost of Product Sold	57	129,872
Selling, General and Administrative	-	1,135
Plant Restructuring Charge (a)	(1,150)	4,515
Interest Expense (b)	-	1,077
Total cost and expenses	(1,093)	136,599
Earnings (Loss) From Discontinued Operations Before Income Taxes	1,093	(24,906)
Gain on the Sale of Assets Before Income Taxes (c) (d) (e)	(430)	(80,632)
Income Tax Expense	376	13,496
Net Earnings From Discontinued Operations, Net of Tax	$1,147	$42,230

(a) Includes $902,000 credit for pension termination in fiscal 2020.
Includes $3,746,000 of Modesto severance in fiscal 2019.
(b) Includes interest on debt directly related to Modesto including the building mortgage and equipment leases and an allocation of the Company's line of credit facility.
(c) Includes a $24,211,000 gain as a result of LIFO layer liquidations from the disposal of the inventory for fiscal 2019.
(d) Includes $51,446,000 gain on the sale of Modesto plant and equipment in fiscal 2019.
(e) Includes a $4,975,000 gain on the sale of bins in fiscal 2019.

Supplemental Information on Discontinued Operations:
Capital Expenditures	$-	$3,937
Depreciation	-	1,302

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

Nature of products

We manufacture and sell the following:

•	private label products to retailers, such as supermarkets, mass merchandisers, and specialty retailers, for resale under the retailers’ own or controlled labels;

•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators;

•	branded products under our own proprietary brands, primarily on a national basis to retailers;

•	branded products under co-pack agreements to other major branded companies for their distribution; and

•	products to our industrial customer base for repackaging in portion control packages and for use as ingredients by other food manufacturers.

Disaggregation of revenue

In the following table, segment revenue is disaggregated by product category groups (in millions):

	Year Ended
	March 31, 2020	March 31, 2019
Canned Vegetables	$877.4	$815.8
B&G*	122.8	71.2
Frozen	105.0	113.1
Fruit Products	97.4	91.9
Chip Products	11.5	9.7
Prepared Foods	105.0	79.6
Other	16.7	18.3
	$1,335.8	$1,199.6

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

Notes to Consolidated Financial Statements

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

The performance obligations in our contracts are generally satisfied within one year. As such, we have not disclosed the transaction price allocated to remaining performance obligations for labeling and storage as of March 31, 2020 and 2019 which is included in deferred revenue.

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

Notes to Consolidated Financial Statements

Contract balances

Contract asset balance as of March 31, 2020 is $7.6 million and none as of March 31, 2019. Contract liability balance is immaterial.  The Company does not have significant deferred revenue or unbilled receivable balances because of transactions with customers.  The Company does have deferred revenue for prepaid case and labeling and storage services which have been collected from B&G for Green Giant bill and hold sales.

Contract Costs

We have identified certain incremental costs to obtain a contract, primarily sales commissions, requiring capitalization under the new standard.  The Company continues to expense these costs as incurred because the amortization period for the costs would have been one year or less.  The Company does not incur significant fulfillment costs requiring capitalization.

5. Revolving Credit-Facility

The Company completed the closing of a five-year revolving credit facility (“Revolver”) on July 5, 2016. Maximum borrowings under the Revolver total $300.0 million from April through July and $400.0 million from August through March which represents a $100 million reduction in the maximum commitment for both periods as elected by the Company in May 2020.  The Revolver balance as of March 31, 2020 was $106.9 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver’s July 5, 2021 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by the Company’s accounts receivable and inventories and contains a financial covenant and borrowing base requirements. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

6. Long-Term Debt

	2020	2019
	(In thousands)
Revolving credit facility, 2.59% and 4.00%, due through 2022	$106,924	$155,278
Farm Credit term loan, 4.54% and 4.77%, due 2022	99,941	99,906
Bluegrass tax exempt bonds, 3.01% and 3.19%, due 2033	10,000	10,000
Secured promissory note, 6.35%, due through 2020	-	262
Economic development note, 2.00%, due through 2021	500	583
Other	216	216
Total	217,581	266,245
Less current portion	500	345
Long-term debt	$217,081	$265,900

See Note 5, Revolving Credit Facility, for discussion of the Revolver.

The Company’s debt agreements, including the Revolver and term loan, contain covenants that restrict the Company’s ability to incur additional indebtedness, pay dividends on the Company’s capital stock, make other restricted payments, including investments, sell the Company’s assets, incur liens, transfer all or substantially all of the Company’s assets and enter into consolidations or mergers. The Company’s debt agreements also require the Company to meet certain financial covenants, including a minimum fixed charge coverage ratio, a minimum EBITDA and minimum tangible net worth. The Revolver also contains borrowing base requirements related to accounts receivable and inventories. These financial requirements and ratios generally become more restrictive over time and are subject to allowances for seasonal fluctuations. The most restrictive financial covenant in the debt agreements is the EBITDA within the Farm Credit term loan which for fiscal year end 2020 will be $45 million and will be greater than $45 million, thereafter. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met for all such financial covenants as of March 31, 2020.

Notes to Consolidated Financial Statements

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

On December 9, 2016, the Company entered into a $100.0 million unsecured term loan payable to Farm Credit East, ACA, with a variable interest rate. The maturity date for this term loan is of December 9, 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt.  See Note 18, Subsequent Event, for additional information relating to this term loan.

The Company assumed a tax-exempt bond with the Truitt acquisition on April 3, 2017. At March 31, 2020 the total outstanding of this bond is $10.0 million. The bond has a variable interest rate with a maturity date of October 1, 2032.

The carrying value of assets pledged for secured debt, including the Revolver, is $567.3 million.

Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2021	$500
2022	206,865
2023	-
2024	-
2025	-
Thereafter	10,216
Total	$217,581

Notes to Consolidated Financial Statements

7. Leases

The Company determines if an arrangement is a lease at inception of the agreement. Operating leases are included in right-of-use operating assets, and current and noncurrent operating lease obligations in the Company’s Condensed Consolidated Balance Sheets. Lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. If the lease does not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The right-of-use operating lease assets also include in its calculation any prepaid lease payments made and excludes any lease incentives received from the arrangement. The Company’s lease terms may include options to extend or terminate the lease, and the impact of these options are included in the lease liability and lease asset calculations when the exercise of the option is at the Company’s sole discretion and it is reasonably certain that the Company will exercise that option. The Company will not separate lease and nonlease components for its leases when it is impractical to separate the two, such as leases with variable payment arrangements. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

The Company has operating leases for land, machinery and equipment. The Company also has finance leases for machinery and equipment. The commencement date used for the calculation of the lease obligation is the latter of the commencement date of the new standard (April 1, 2019) or the lease start date. Certain of the leases have options to extend the life of the lease, which are included in the liability calculation when the option is at the sole discretion of the Company and it is reasonably certain that the Company will exercise the option. In addition, the Company has certain leases that have variable payments based solely on output or usage of the leased asset. These variable operating lease assets are excluded from the Company’s balance sheet presentation and expensed as incurred. Leases with an initial term of 12 months or less are not material. The Company currently has finance leases which were accounted for as capital leases under the previous standard and were unchanged as a result of this standard implementation.

Upon adoption of ASU 2016-02, the Company determined its right-of-use assets related to the operating leases for its plant equipment in Sunnyside, Washington were partially impaired and therefore were reduced with a corresponding charge to retained earnings of $2,019,000 (which is net of tax). The estimated lives of these assets will be shortened due to the planned closure of the facility after the year’s pack.

Notes to Consolidated Financial Statements

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The components of lease expense were as follows (In thousands):

Year Ended
March 31, 2020

Lease cost:

Amortization of right of use asset	$4,335
Interest on lease liabilities	1,353
Finance lease cost	5,688
Operating lease cost	30,190
Total lease cost	$35,878

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	$1,353
Operating cash flows from operating leases	29,845
Financing cash flows from finance leases	6,437
Total	$37,635

Right-of-use assets obtained in exchange for new finance lease liabilities	$4,424
Right-of-use assets obtained in exchange for new operating lease liabilities	$6,419
Weighted-average lease term (years):
Financing leases	5.3
Operating leases	3.8
Weighted-average discount rate (percentage):
Financing leases	4.1
Operating leases	4.5

Notes to Consolidated Financial Statements

Undiscounted future lease payments under non-cancelable operating leases and financial leases, along with a reconciliation of undiscounted cash flows to operating and financing lease liabilities, respectively, as of March 31, 2020 (in thousands) were as follows:

Years ending March 31:	Operating	Financing
2021	$23,896	$7,313
2022	18,820	7,313
2023	13,022	7,313
2024	6,510	5,786
2025	3,023	2,395
2026-2031	4,597	3,995
Total minimum payment required	$69,868	$34,115
Less interest	5,559	3,524
Present value of minimum lease payments	64,309	30,591
Amount due within one year	21,549	6,225
Long-term lease obligation	$42,760	$24,366

As the Company has not restated prior year information for its adoption of ASC Topic 842, the following presents its future minimum lease payments for operating and capital leases under ASC Topic 840 on March 31, 2019:

Years ending March 31:	Operating	Capital
2020	$28,689	$7,827
2021	24,938	7,827
2022	17,526	7,827
2023	12,062	7,827
2024	5,950	6,102
2025-2031	6,927	5,267
Total minimum payment required	$96,092	$42,677
Less interest		4,973
Present value of minimum lease payments		37,704
Amount due within one year		6,418
Long-term capital lease obligation		$31,286

Notes to Consolidated Financial Statements

8.  Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows:

	2020	2019
	(In thousands)
Current:
Federal	$(1,912)	$(283)
State	1,187	93
Total	(725)	(190)

Deferred:
Federal	$14,251	$1,220
State	1,278	(310)
Total	15,529	910
Total income taxes (1)	$14,804	$720

(1) Income tax expense (benefit) included in the financial statements is comprised of $14.4 million and $(12.8) million from continuing operations and $0.4 million and $13.5 million from discontinued operations in 2020 and 2019, respectively.

A reconciliation for continuing operations of the expected U.S. statutory rate to the effective rate follows:

	2020	2019
Computed (expected tax rate)	21.0%	21.0%
State income taxes (net of federal tax benefit)	3.6	3.2
State tax credits	(0.8)	0.7
Federal credits	(0.8)	1.0
Addition to uncertain tax positions	0.3	1.0
Other permanent differences not deductible	0.2	(0.2)
Change in valuation allowance	0.7	(0.2)
Tax law change	(2.8)	-
Other	0.6	(0.6)
Effective income tax rate	22.0%	25.9%

The effective tax rate was 22.0% in 2020 and 25.9% in 2019. The decrease of 3.9 percentage points in the effective tax rate for the year is primarily the result of two items. The changes in tax law from the CARES Act and the retroactive extension of the alternative fuel tax credit resulted in a 2.8 percentage point decrease. The creation of federal tax credits resulted in a 1.8 percentage point decrease. The amounts of federal credits are similar to the prior year but they have an opposite effect on the effective tax rate due to the company having income in 2020 and a loss in 2019.

On December 20, 2019 PL 116-94 was enacted. This PL retroactively extended the Alternative Fuel Credit from the previous expiration date of December 31, 2017 to December 31, 2020. As a result, the Company qualified to take the alternative fuel tax credit from January 1, 2018 to March 31, 2019 in 2020. This resulted in a benefit of $0.13 million in 2020.

On March 27, 2020 the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted. The act allows companies to carryback certain net operating losses (NOL) and it changed how the business interest expense limitation is calculated allowing companies to decrease their limit. As a result, the Company was able to carryback NOLs recorded on their financial statement at a 21% tax rate to the 2015 tax year when the tax rate is 35%. This resulted in a benefit of $1.7 million in 2020.

Notes to Consolidated Financial Statements

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2020	2019
	(In thousands)
Deferred income tax assets:
Future tax credits	$5,581	$5,124
Inventory valuation	163	-
Restructuring reserve	220	1,071
Employee benefits	2,219	2,030
Insurance	616	312
Other comprehensive loss	26,562	6,250
Interest	24	12
Future federal tax credits	-	654
Prepaid revenue	565	528
Other	186	298
Net operating loss and other tax attribute carryovers	2,233	5,628
Total assets	38,369	21,907
Deferred income tax liabilities:
Property basis and depreciation difference	12,664	13,049
Inventory valuation	-	534
Intangibles	208	286
Income from equity investment	1,239	-
Right of use assets	4,373	-
Pension	7,540	1,633
Total liabilities	26,024	15,502
Valuation allowance - non-current	4,473	3,988
Net deferred income tax asset	$7,872	$2,417

Net non-current deferred income tax assets of $7.9 million as of March 31, 2020 and net non-current deferred income tax assets of $2.4 million as of March 31, 2019 are recognized in the Consolidated Balance Sheets.

The Company has State tax credit carryforwards amounting to $1.5 million (California, net of Federal impact), $1.9 million (New York, net of Federal impact), and $2.2 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2034 (Wisconsin), through 2034 (New York), and through 2028 (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2020, the Company has recorded a valuation allowance amounting to $4.5 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Notes to Consolidated Financial Statements

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement. The change in the liability for the years ended March 31, 2020 and 2019 consists of the following:

	2020	2019
	(In thousands)
Beginning balance	$396	$855

Tax positions related to current year:
Additions	1,123	26

Tax positions related to prior years:
Additions	569	-
Reductions	(16)	(2)
Lapses in statues of limitations	(7)	(483)
Balance as of March 31,	$2,065	$396

As of March 31, 2020 and 2019 unrecognized tax benefits include $1.6 million and $0.0 million of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2020 and 2019, the Company recognized approximately $0.2 million increase and $0.1 million decrease, respectively, in interest and penalties. As of March 31, 2020 and 2019, the Company had approximately $0.2 million and $0.0 million of interest and penalties accrued, respectively, associated with unrecognized tax benefits.

Although management believes that an adequate position has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. During 2020 the statute of limitations lapsed on one uncertain tax position. The lapse resulted in the position no longer being uncertain. As a result of the statute of limitations lapse and in accordance with its accounting policies, the Company recorded a decrease to the liability and a decrease to tax expense of $0.0 million.

The federal income tax returns for years after March 31, 2016 are subject to examination. The tax year ended March 31, 2017 is currently under audit with the IRS.

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

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2020 or 2019. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2020, the Company has an aggregate of 6,764,145 shares of non-designated Class A Preferred authorized for issuance.

Notes to Consolidated Financial Statements

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share. There were 35,355 shares outstanding as of March 31, 2020 and 2,174 conversions during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 500 shares outstanding as of March 31, 2020.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2020 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2020 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2020 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2020 and 2019.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2020, there were no shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2020 and 2019. Additionally, there were 35,855 and 38,029 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2020 and 2019, respectively.

Treasury Stock — During 2020, the Company repurchased $8.8 million, or 298,812 shares of its Class A Common Stock and $3.9 million or 132,305 shares of its Class B Common Stock. As of March 31, 2020, there is a total of $88.4 million, or 3,042,092 shares, of repurchased stock. These shares are not considered outstanding. The Company contributed $0.1 million or 2,946 treasury shares for the 401(k) match in 2020 as described in Note 8, Retirement Plans.

Notes to Consolidated Financial Statements

10. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Annual contributions are made to the Plan sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2020 and a statement of the unfunded status as of March 31, 2020 and 2019:

	2020	2019
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$250,461	$236,134
Service cost	9,244	8,954
Interest cost	9,064	9,131
Liability gain due to curtailment	(1,114)	-
Actuarial loss	20,146	4,113
Benefit payments and expenses	(9,574)	(7,871)
Benefit obligation at end of year	$278,227	$250,461

Change in Plan Assets

Fair value of plan assets at beginning of year	$233,112	$212,844
Actual (loss) gain on plan assets	(46,325)	26,731
Employer contributions	26,000	2,100
Benefit payments and expenses	(10,302)	(8,563)
Fair value of plan assets at end of year	$202,485	$233,112

Unfunded Status	$(75,742)	$(17,349)

The unfunded status increased by $58.4 million during 2020 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2020. This unfunded status increase was recognized via the actual loss on plan assets and the increase in accumulated other comprehensive loss of $60.9 million after the income tax expense of $20.3 million. The increase in projected benefit obligation was a function of using an updated mortality table. The discount rate reduced from 4.14% in 2019 to 3.69% in 2020. During 2020, the Company converted to the Pri-2012 mortality study with the Blue Collar adjustment, with a generational projection of future mortality improvements from 2006 using Scale MP-2019 for calculating the pension obligation in 2019 and the related pension expense in 2020. The Company utilizes a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.

The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. This amendment triggered a curtailment event under ASC 715. The curtailment accelerated statement of earnings recognition of the unrecognized prior service cost resulting in $0.1 million curtailment charge.

Notes to Consolidated Financial Statements

Plan assets decreased from $233.1 million as of March 31, 2019 to $202.5 million as of March 31, 2020 due primarily to a loss on plan assets of $46.3 million from a COVID-19 induced deterioration in market conditions, partially offset by a $26.0 million contribution by the Company. The Company made this contribution to partially offset the declines in the portfolio.

	2020	2019
	(In thousands)
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss

Prior service cost	$(349)	$(587)
Net loss	(105,866)	(24,305)
Accumulated other comprehensive pre-tax loss	$(106,215)	$(24,892)

Pension and
post retirement plan
adjustments, net
of tax
(In thousands)
Accumulated Other Comprehensive Loss

Balance at March 31, 2019	$(18,285)
Other comprehensive loss	(60,935)
Balance at March 31, 2020	$(79,220)

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2020 and 2019:

	2020	2019
	(In thousands)
Service cost including administration	$9,935	$9,646
Interest cost	9,064	9,131
Expected return on plan assets	(16,746)	(15,104)
Amortization of net loss	579	1,597
Prior service cost	120	119
Net periodic benefit cost	$2,952	$5,389
Settlement/curtailment expense	118	-
Net periodic benefit cost with curtailment	$3,070	$5,389

The Plan’s accumulated benefit obligation was $256.4 million at March 31, 2020 and $231.2 million at March 31, 2019.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

Notes to Consolidated Financial Statements

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2020	2019

Weighted Average Assumptions for Balance Sheet Liability at End of Year:

Discount rate - projected benefit obligation	3.69%	4.14%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

Weighted Average Assumptions for Benefit Cost at Beginning of Year:

Discount rate - benefit obligations	4.14%	4.15%
Discount rate - interest cost	3.74%	3.87%
Discount rate - service cost	4.34%	4.25%
Discount rate - interest on service cost	3.69%	4.14%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2021	2020	2019

Plan Assets

Equity securities	99%	97%	99%
Debt securities	-	-	-
Real estate	-	-	-
Cash	1%	3%	1%
Total	100%	100%	100%

Notes to Consolidated Financial Statements

	2020	2019
	Market Value	Market Value
	(In thousands)
Assets by Industry Type

Asset Category
Cash and cash equivalents:
Money market funds	$7,058	$1,387
Total cash and cash equivalents	7,058	1,387
Common equity securities:
Materials	8,772	5,331
Industrials	15,440	16,080
Telecommunication services	25,093	24,370
Consumer staples	42,522	43,486
Energy	28,538	38,230
Financials	22,275	34,521
Health care	-	4,247
Information technology	20,657	28,750
Utilities	32,130	36,710
Total common equity securities	195,427	231,725
Total assets	$202,485	$233,112

Expected Return on Plan Assets

The expected long-term rate of return on Plan assets is 7.25%. The Company expects 7.25% to fall within the 40-to-50 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan’s target asset allocation.

Investment Policy and Strategy

The Company maintains an investment policy designed to achieve a long-term rate of return, including investment income through dividends and equity appreciation, sufficient to meet the actuarial requirements of the Plan. The Company seeks to accomplish its return objectives by prudently investing in a diversified portfolio of public company equities with broad industry representation seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The strategy of being fully invested in equities has historically provided greater rates of return over extended periods of time. The Company’s loss on plan assets during 2020 was 19.9% as compared to the S&P 500 unaudited loss (excluding dividends) of 8.8%. Plan assets include Company common stock with a fair market value of $16.6 million as of March 31, 2020 and $12.8 million as of March 31, 2019.

Cash Flows

Expected contributions for fiscal year ending March 31, 2021 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	-

Notes to Consolidated Financial Statements

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2021	$10,102
2022	10,785
2023	11,490
2024	12,259
2025	13,022
2026-2030	75,047

401(k) Plans

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $0.4 million and $1.4 million in fiscal 2020 and 2019, respectively. In fiscal 2020 and 2019, the matching contribution was entirely treasury stock. This stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

11. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows:

	2020		2019
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(In thousands)

Long-term debt, including current portion	$217,581	$217,559	$266,245	$266,140

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

12. Inventories

Effective December 30, 2007 (beginning of 4th quarter of Fiscal Year 2008), the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to increase continuing net earnings by $12.8 million in 2020 and to reduce net earnings by $30.4 million in 2019, compared to what would have been reported using the FIFO inventory method. The increase in earnings per share was $1.38 ($1.37 diluted) in 2020; and a reduction in earnings per share of $3.14 ($3.14 diluted) in 2019. There were LIFO liquidations of $6.6 million in 2020 and $28.7 million in 2019. Most of this LIFO liquidation in 2019 is reported as Discontinued Operations since it related to the Modesto fruit (see Discontinued Operations Note 3). The inventories by category and the impact of using the LIFO method are shown in the following table:

	2020	2019
	(In thousands)

Finished products	$351,251	$454,920
In process	31,173	42,045
Raw materials and supplies	173,474	166,060
	555,898	663,025
Less excess of FIFO cost over LIFO cost	144,267	161,341
Total inventories	$411,631	$501,684

Notes to Consolidated Financial Statements

13. Other Operating Income and Expense

Other operating income in 2020 includes a gain on the partial sale of a plant in the Midwest of $3.3 million and a gain on the sale of a plant in the Northwest of $8.2 million. The Company also recorded a gain on the sale of unused fixed assets of $1.2 million.

Other operating income in 2019 includes a gain of the sale of a plant in the Northwest of $4.1 million, a gain on the sale of a plant in the Northeast $2.0 million and a gain on the partial closure of a plant of $0.8 million. The Company also recorded a loss on the sale of an Eastern plant of $0.6 million. The Company also recorded a gain for interest rate swap of 0.3 million.

14. Segment Information

The Company manages its business on the basis of three reportable segments — the primary segment is the packaging and sale of fruits and vegetables, secondarily, the packaging and sale of prepared food products, third, the sale of snack products and finally, other products. The Company markets its product almost entirely in the United States. Export sales represented 6.5% and 7.5%, of total sales in 2020 and 2019, respectively. In 2020 and 2019, the sale of Green Giant vegetables accounted for 9% and 6% of net sales, respectively. “Other” in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and	Prepared
	Vegetable	Foods	Snack	Other	Total
	(In thousands)
2020:
Net sales	$1,202,528	$105,044	$11,475	$16,722	$1,335,769
Operating income (loss)	65,921	3,774	837	(8)	70,524
Identifiable assets	853,438	51,803	2,054	773	908,068
Capital expenditures	63,543	2,122	19	756	66,440
Depreciation and amortization	26,486	3,564	207	676	30,933

2019:
Net sales	$1,091,997	$79,593	$9,684	$18,307	$1,199,581
Operating loss	(34,145)	(2,736)	(8)	(1,190)	(38,079)
Identifiable assets	788,860	55,378	2,056	1,347	847,641
Capital expenditures	33,794	1,427	54	2,354	37,629
Depreciation and amortization	24,785	3,980	249	919	29,933

Classes of similar products/services:	2020	2019
	(In thousands)
Net Sales:
Green Giant *	$122,764	$71,161
Canned vegetables	877,391	815,780
Frozen	104,980	113,115
Fruit	97,393	91,941
Prepared foods	105,044	79,593
Snack	11,475	9,684
Other	16,722	18,307
Total	$1,335,769	$1,199,581

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

16. Plant Restructuring

During 2020, the Company recorded a restructuring charge of $7.0 million related to the closing of plants in the Midwest and Northwest of which 5.3 million was for accelerated amortization of right-of-use operating lease assets, $2.4 million was mostly related to equipment moves and $1.2 million was related to severance. The Company also recorded a credit of $1.9 million for the reduced lease liability of previously impaired leases.

During 2019, the Company recorded a restructuring charge of $11.7 million. Of this amount, $2.3 relates to the partial closure of a plant in the Midwest ($1.8 million is equipment moves and $0.5 is severance), $1.3 million related to the sale of a plant in the Northeast ($0.8 million is equipment moves and $0.5 million is severance), and $0.3 million for the partial sale of a plant in the Northwest ($0.2 million is severance, $0.1 million is mostly equipment moves). In addition, the company recorded a charge for an impairment of long-term assets of $7.8 million.

These charges are included under Plant Restructuring in the Consolidated Statements of Net Earnings. Severance Payable and Other Costs Payable are included in Other Accrued Expenses on the Consolidated Balance Sheets.

The following table summarizes the severance and other cost recorded and the accruals established during 2019 and 2020:

		Other
	Severance	Cost
	Payable	Payable	Total

Balance March 31, 2018	$-	$-	$-
Charge to expense	1,508	10,149	11,657
Cash payments/write offs	(1,283)	(10,148)	(11,431)
Balance March 31, 2019	225	1	226
Charge to expense	1,229	5,817	7,046
Cash payments/write offs	(1,252)	(5,818)	(7,070)
Balance March 31, 2020	$202	$-	$202

Notes to Consolidated Financial Statements

17. Related Party Transactions

A small percentage (less than 1% in fiscal 2020 and 2019) of vegetables supplied to the Company’s New York packaging plants are grown by a director of Seneca Foods Corporation, which supplied the Company approximately $2.3 million and $2.4 million, pursuant to a raw vegetable grower contract in fiscal 2020 and 2019, respectively.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

During the years ended March 31, 2020 and 2019, the Company made charitable contributions to a related party foundation in the amount of approximately $0.3 million and $0.3 million, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions. This Foundation is managed by current employees of the Company.

18. Subsequent Event

Subsequent to 2020 year end, the Company entered into an Amended and Restated Loan and Guaranty Agreement with Farm Credit East. This agreement continues the $100.0 million unsecured term loan and extends the maturity date to June 2025. The loan will bear a fixed interest rate of 3.3012%. This agreement also contains certain covenants, including minimum EBITDA and minimum tangible net worth.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation (the “Company”) as of March 31, 2020 and the related statements of consolidated net earnings, comprehensive income (loss), stockholders' equity, and cash flows for the year ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and the results of its operations and its cash flows for the year ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the Company’s internal control over financial reporting as of March 31, 2020, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our report dated July 2, 2020 expresses an unqualified opinion.

Adoption of New Accounting Standard

As discussed in Note 1 to the financial statements, the Company has changed its method of accounting for leases in 2020 due to the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective April 1, 2019.  The Company adopted the new lease standard using the optional transition method.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Plante Moran, PC

We have served as the Company’s auditor since 2020.

Southfield, Michigan

July 2, 2020

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Seneca Foods Corporation

Marion, New York

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation (the “Company”) as of March 31, 2019, the related consolidated statement of earnings (loss), comprehensive income (loss), stockholders’ equity, and cash flows for the year ended March 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2019, and the results of its operations and its cash flows for the year ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2020, our internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accountant has issued its report on the effectiveness of the Company’s internal control over financial reporting. Their report appears on the next page.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of Seneca Foods Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting as of March 31, 2020 of Seneca Foods Corporation (the “Company”), based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020 based on criteria established in the COSO framework.

We also have audited the accompanying consolidated balance sheet of the Company as of March 31, 2020, the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity, and cash flows for the year ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”), in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated July 2, 2020, expresses an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Item 9A, Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Plante Moran, PC

We have served as the Company’s auditor since 2020.

Southfield, Michigan

July 2, 2020

Corporate Information

The Company’s common stock is traded on The NASDAQ Global Stock Market. The 7.4 million Class A outstanding shares and 1.7 million Class B outstanding shares are owned by 169 and 185 shareholders of record, as of March 31, 2020 and 2019, respectively. The high and low closing prices of the Company’s common stock during each quarter of the past two years are shown below:

Class A:	2020		2019
Quarter	High	Low	High	Low
First	$27.83	$21.97	$30.05	$26.45
Second	32.85	24.48	33.98	25.45
Third	41.62	30.17	35.90	26.84
Fourth	41.88	25.04	31.34	23.71

Class B:	2020		2019
Quarter	High	Low	High	Low
First	$28.60	$24.08	$32.55	$27.45
Second	32.65	24.71	31.90	27.00
Third	41.00	31.34	35.37	28.00
Fourth	41.00	27.53	30.67	25.67

As of March 31, 2020, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings; capital requirements; and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.