Form 10-K, Exhibit 13
period 2021-03-31
Seneca Foods Corp
filed 2021-06-11
CIK 88948

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business

Seneca is a leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from over 1,600 American farms. The Company’s product offerings include canned, frozen and bottled produce and snack chips. Its products are sold under private label as well as national and regional brands that the Company owns or licenses, including Seneca®, Libby’s®, Aunt Nellie’s®, Cherryman®, Green Valley® and READ®. The Company’s canned fruits and vegetables are sold nationwide by major grocery outlets, including supermarkets, mass merchandisers, limited assortment stores, club stores and dollar stores. The Company also sells its products to foodservice distributors, industrial markets, other food processors, export customers in over 90 countries and federal, state and local governments for school and other food programs. The Company packs canned vegetables as well as frozen vegetables under contract packing agreements.

All references to years are fiscal years ended March 31 unless otherwise indicated.

During March 2021, the Company completed the acquisition of a processing facility in central Wisconsin for $7.1 million. This acquisition will aid the Company’s frozen business by expanding freezing capability and adding frozen celery production to the core fruit and vegetable business.

In December 2020, the Company completed the sale of its prepared foods business to an unaffiliated buyer who was not a previous customer, resulting in a gain of $34.8 million. The nature of the prepared foods business was not central to Seneca’s primary business and the sale allowed for the continued focus and investment in the Company’s core fruit and vegetable business.

In November 2019, the Company executed an agreement with Del Monte Foods to purchase a plant in Wisconsin, and as part of that agreed to process certain quantities of canned vegetables for them on a contractual basis. At the same time, Seneca acquired equipment from two already closed facilities, which was relocated and utilized by existing Seneca facilities in order to improve efficiencies or expand production capacities. Any equipment that was unable to be utilized was disposed of in fiscal 2021. The idle facilities were acquired in fiscal 2021 with no plans of operation and are currently classified as assets held for sale on the consolidated balance sheet as of March 31, 2021.

In October 2019, the Company ceased production at its fruit processing plant in Sunnyside, Washington but continued to store, case and label products at this facility until late in fiscal 2020. In February 2020, the Company invested approximately $10 million and contributed the Sunnyside facility to acquire a 49% stake in CraftAg, LLC, a newly formed company which processes hemp.

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

Impact of the COVID-19 Pandemic:

The effect of COVID-19 felt throughout the United States and the international community has had, and will continue to have, an impact on financial markets, economic conditions, and portions of our business and industry.

Business Impact – We have implemented a wide range of precautionary measures at our manufacturing facilities and other work locations in response to COVID-19. We have also been working closely with our supply chain partners to ensure that we can continue to provide uninterrupted service. To date, there has been minimal disruption in our supply chain network, including the supply of fruits and vegetables, packaging or other sourced materials. We also continue to work closely with our customers and have implemented measures to allocate order volumes to ensure a consistent supply across our retail partners during this period of high demand.

We continue to monitor the latest guidance from the CDC, FDA and other federal, state and local authorities regarding COVID-19 to ensure our safety protocols remain current to protect our employees, customers, suppliers and other business partners.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Impact to Date – We began to see a significant increase in net sales in the second half of March 2020 as the COVID-19 pandemic reached the United States and consumers began pantry loading and increasing their at-home consumption as a result of increased social distancing and stay-at-home mandates. The overall increase in net sales continued throughout 2021. Growth in the retail channel remained strong and exceeded declines in the foodservice and chain channels experienced due to the pandemic.

We have incurred incremental costs to take the precautionary health and safety measures described above, which partially offsets the net sales favorability in our operating results, however gross margin has increased in 2021 as compared to 2020. Most of the incremental costs impact our costs of goods sold and the remaining portion impacts our selling, general and administrative expenses.

As reflected above, the pandemic has overall to date had a positive impact on our operating results and our net cash provided by operating activities. As a result, during the third quarter of fiscal 2021 we repaid all outstanding borrowings under our revolving credit facility.

Expectations and Risk Factors in Light of the COVID-19 Pandemic - As discussed above, increased customer and consumer demand resulting from the COVID-19 pandemic, social distancing and stay-at-home mandates has had a material positive impact on our company’s net sales, net cash provided by operating activities and net leverage in 2021. However, the ultimate impact of the COVID-19 pandemic on our business will depend on many factors, including, among others, the duration of social distancing and stay-at-home mandates and whether an additional wave of COVID-19 will affect the United States and the rest of North America, our company’s ability to continue to operate our manufacturing facilities, retain a sufficient seasonal workforce, fill open full time positions, maintain our supply chain without material disruption, and procure ingredients, packaging and other raw materials when needed despite unprecedented demand in the food industry, and the extent to which macroeconomic conditions resulting from the pandemic and the pace of the subsequent recovery may impact consumer eating habits.

Internal controls over financial reporting have not been impacted by COVID-19. Management is continuously monitoring to ensure controls are effective and properly maintained.

Restructuring

During 2021, the Company recorded a restructuring charge of $0.2 million related to closed plants mostly for severance.

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

These charges are included under Plant Restructuring Charge in the Consolidated Statements of Net Earnings.

Divestitures, Other Charges and Credits

Other operating income in 2021 includes a gain on the sale of the prepared food business of $34.8 million. Additionally the Company recorded a loss of $0.8 million on the disposal of equipment from a sold Northwest plant, a loss on the sale of unused fixed assets of $0.4 million, a loss of $3.2 million on the disposition of equipment that was previously held for sale, and a charge of $0.2 for severance. The company also recorded a charge of $1.2 million for a supplemental early retirement plan.

Other operating income in 2020 includes a gain on the partial sale of a plant in the Midwest of $3.3 million and a gain on the sale of a plant in the Northwest of $8.2 million. The Company also recorded a gain on the sale of unused fixed assets of $1.2 million.

During 2021, the Company recorded an other-than-temporary impairment charge of $9.7 million to its equity method investment representing the difference between the carrying value of the Company’s investment and its proportionate share of the investment’s fair value. This charge was included in “Loss from equity investment” in the Company’s Consolidated Statements of Net Earnings.

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

Revolving Credit Facility

On March 24, 2021, the Company entered into a Fourth Amended and Restated Loan and Security Agreement with the lenders party thereto, Bank of America, N.A. as agent, issuing bank, and syndication agent, and BofA Securities, Inc. as lead arranger, that provides for a senior revolving credit facility of up to $400 million that is seasonally adjusted (the “Revolver”). Maximum borrowings under the Revolver total $300.0 million from April through July and $400.0 million from August through March. The Revolver balance as of March 31, 2021 was $1.0 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver’s March 24, 2026 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The Company believes that cash flows from operations and availability under its Revolver will provide adequate funds for the Company’s working capital needs, planned capital expenditures and debt service obligations for at least the next 12 months.

Seasonality

The Company’s revenues typically are highest in the second and third fiscal quarters. This is due, in part, because the Company sells canned and frozen vegetables to a co-pack customer on a bill and hold basis at the end of each pack cycle, which typically occurs during these quarters. In addition, the Company’s other fruit and vegetable sales exhibit seasonal increases in the third fiscal quarter due to increased retail demand during the holiday season.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)
Year ended March 31, 2021:
Net sales	$288,165	$390,294	$484,392	$304,793
Gross margin	48,562	48,943	77,704	56,976
Net earnings	20,706	18,105	72,460	14,829
Revolver outstanding (at quarter end)	34,406	62,611	-	1,000

Year ended March 31, 2020:
Net sales	$264,925	$370,002	$392,971	$307,871
Gross margin	19,174	24,055	52,277	46,382
Net earnings	1,103	4,635	24,428	21,022
Revolver outstanding (at quarter end)	136,014	133,338	114,689	106,924

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Short-Term Borrowings

The maximum level of short-term borrowings outstanding during 2021 was lower as compared 2020 driven in part by increased sales resulting from the COVID-19 pandemic. The favorable impact that increased sales had on the Company’s short-term borrowings during 2021 was partially offset by increased expenditures due to implementing a wide range of precautionary measures at our manufacturing facilities and other work locations in response to COVID-19. The maximum level of short-term borrowings during 2020 was affected by lower inventory due to a smaller seasonal pack partially offset by the purchase of assets from Del Monte Foods and the investment in CraftAg.

The following table documents the quantitative data for Short-Term Borrowings during 2021 and 2020:

	Fourth Quarter		Year Ended
	2021	2020	2021	2020
		(In Thousands)
Reported end of period:
Revolver outstanding	$1,000	$106,924	$1,000	$106,924
Weighted average interest rate	1.38%	2.59%	1.38%	2.59%
Reported during period:
Maximum Revolver	$1,000	$118,790	$107,967	$151,477
Average Revolver outstanding	$572	$109,031	$33,453	$122,443
Weighted average interest rate	1.69%	3.22%	1.95%	3.61%

Long-Term Debt

On May 28, 2020 the Company entered into an Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA that provides for a $100.0 million unsecured term loan. The amended and restated agreement with Farm Credit East has a maturity date of June 1, 2025 and converted the term loan to a fixed interest rate rather than a variable interest rate in addition to requiring quarterly principal payments of $1.0 million, which commenced during fiscal 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt. This agreement contains certain covenants, including maintaining a minimum EBITDA and minimum tangible net worth.

As of March 31, 2021, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2021 Revolver balance of $1.0 million is presented as being due in fiscal 2026, based upon the Revolver’s March 24, 2026 maturity date (in thousands):

2022	$4,500
2023	4,000
2024	4,000
2025	4,000
2026	81,869
Thereafter	216
Total	$98,585

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restrictive Covenants

The Company’s debt agreements, including the Revolver and term loan, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $25,000,000. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Farm Credit term loan which for fiscal year end 2021 was greater than $50 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2021.

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

Capital Expenditures

Capital expenditures in 2021 totaled $71.5 million and there were 4 major projects in 2021 as follows; 1) $7.1 million for a facility in Berlin, Wisconsin, 2) $5.0 million for a facility and equipment in Albany, Oregon, 3) $4.4 million for a production line in Janesville, Wisconsin, 4) $2.5 million for a spray field in Cambia, Wisconsin. Capital expenditures in 2020 totaled $66.4 million and there were four major projects in 2020 as follows: 1) $10.0 million to buy the plant in Cambria, Wisconsin from Del Monte, 2) $9.6 million for equipment purchases from Del Monte, 3) $4.7 million for the Glencoe Freezer project and 4) $2.6 million for the completion of a warehouse in Hart, Michigan started in 2019. In addition, there were lease buyouts, equipment replacements and other improvements in 2021 and 2020.

Accounts Receivable

In 2021, accounts receivable decreased by $17.6 million or 16.0% versus 2020, due partially to lower sales volume in March 2021 compared to March 2020 and also the sale of our prepared foods business. In 2020, accounts receivable increased by $25.7 million or 30.6% versus 2019 due to higher sales volume in the fourth quarter of 2020 compared to 2019.

Inventories

In 2021, inventories decreased by $68.5 million or 16.6% primarily reflecting the effect of lower finished goods quantities due to increased sales demand outpacing the 2020 seasonal pack yields. The LIFO reserve balance was $128.7 million at March 31, 2021 versus $144.3 million at the prior year end.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

During the years ended March 31, 2021 and 2020, the Company sold certain finished goods inventory for cash on a bill and hold basis. The terms of the bill and hold agreement(s) provide that title to the specified inventory is transferred to the customer(s) prior to shipment and the Company has the right to payment (prior to physical delivery) which results in recorded revenue as determined under the revenue recognition standard.

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

Obligations and Commitments

As of March 31, 2021, the Company was obligated to make cash payments in connection with its debt, operating and finance leases, and purchase commitments. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

In addition, the Company has a defined benefit plan which is subject to certain actuarial assumptions. The funded status increased by $138.3 million during 2021 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2021. During fiscal years 2021 and 2020, the actuarial loss in the pension plan’s projected benefit obligation was primarily driven by data revisions resulting in demographic losses as well as a decline in discount rates. Additionally, the Society of Actuaries released an updated mortality table for fiscal year 2020 and an updated mortality projection scale for both fiscal years 2020 and 2021 which partially offset the actuarial loss. Plan assets increased from $202.5 million as of March 31, 2020 to $348.9 million as of March 31, 2021 due primarily to a gain on plan assets of $103.2 million and a $73.0 million contribution by the Company.

The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. This amendment triggered a curtailment event under ASC 715. The curtailment accelerated statement of earnings recognition of the unrecognized prior service cost resulting in $0.1 million curtailment charge in 2020.

During 2021, the Company entered into new finance and operating leases of approximately $3.7 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2021 season.

Due to uncertainties related to uncertain tax positions, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than operating lease obligations and purchase commitments noted above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Standby Letters of Credit

The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2021, the Company had $10.1 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows

In 2021, the Company’s cash and cash equivalents increased by $49.1 million, which is due to the net impact of $183.2 million provided by operating activities, $2.3 million provided by investing activities, and $136.3 million used in financing activities.

Operating Activities

Cash provided by operating activities totaled $183.2 million in 2021 as compared to $127.3 million of cash provided by operating activities in 2020, an increase of $55.9 million. The increase was largely due to higher net income, primarily attributable to the positive impact of increased base business unit volume on our net sales as a result of the COVID-19 pandemic. The 2021 earnings reflect a LIFO credit of $15.6 million that resulted in an increase in the tax payment deferral of $3.9 million. The increase in net cash provided by operating activities also reflected favorable working capital comparisons in fiscal 2021 compared to the fiscal 2020 comparisons, primarily comprised of accounts receivable, $57.6 million, and other current assets, $8.4 million. The increases were partially offset by an unfavorable working capital comparison for inventories of $21.6 million and a pension contribution made by the Company of $73.0 million in fiscal 2021 compared to a $26.0 million contribution in the previous year.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity.

Investing Activities

Cash provided by investing activities was $2.3 million for 2021, principally reflecting proceeds from the sales of assets of $73.7 million largely offset by $71.4 million of capital expenditures. Cash used by investing activities was $43.2 million for 2020, principally reflecting proceeds from the sale of assets of $22.5 million offset by $65.7 million of capital expenditures.

Financing Activities

Cash used in financing activities was $136.3 million in 2021 compared to $84.9 million in 2020, an increase of $51.4 million. The cash used in financing during 2021 is primarily comprised of a net decrease in the debt (primarily the Revolver) of $119.0 million compared to $48.7 million in the prior year. In addition, the Company purchased $4.4 million of treasury stock in 2021 compared to $12.7 million in 2020. Lastly, the Company made a $10.0 million investment in CraftAg during 2020.

Results of Operations - Fiscal 2021 versus Fiscal 2020

Net Sales:

The following table presents net sales by product category:

	2021	2020
	(In thousands)
Canned vegetables	$1,172,635	$986,080
Frozen	102,339	119,044
Fruit Products	88,289	97,393
Prepared foods	71,866	105,044
Chip Products	10,999	11,475
Other	21,516	16,733
Total	$1,467,644	$1,335,769

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net sales for 2021 totaled $1,467.6 million compared to $1,335.8 million for the prior year, an increase of $131.8 million. The overall increase was driven by a $186.6 million increase in canned vegetables sales along with a $4.7 million increase in other sales that was partially offset by declines in frozen sales of $16.7 million, fruit product sales of $9.1 million, and chip product sales of $0.4 million. Additionally, prepared foods sales decreased by $33.2 million in 2021 compared to 2020 due to the sale of the business in December 2020. The overall increase in sales is attributable to increased sales volume of $74.2 million and higher selling prices/ favorable sales mix of $57.6 million, both predominantly due to canned vegetables.

Operating Income:

The following table presents components of operating income as a percentage of net sales:

	2021	2020
	(In thousands)
Gross Margin	15.8%	10.6%

Selling, General, and Administrative expense	5.4%	5.8%
Plant Restructuring	0.0%	0.5%
Other Operating Income	-2.0%	-0.9%

Operating Income	12.3%	5.3%

Interest Expense, net	0.4%	0.9%

Gross margin as a percentage of net sales increased from 10.6% in 2020 to 15.8% in 2021 due to the favorable impact of higher selling prices and an improved selling mix outweighing the negative impact of a smaller than planned pack and incremental expenditures incurred for precautionary and safety measures taken for COVID-19.

Selling, general and administrative expense was at 5.4% of sales in 2021 and 5.8% of sales in 2020. The decrease as a percentage of net sales is primarily due to higher sales and the fixed nature of certain expenses.

Other operating income in 2021 includes a gain on the sale of the prepared food business of $34.8 million. Additionally the Company recorded a loss of $0.8 million on the disposal of equipment from a sold Northwest plant, a loss on the sale of unused fixed assets of $0.4 million, a loss of $3.2 million on the disposition of equipment that was previously held for sale, and a charge of $0.2 for severance. The Company also recorded a charge of $1.2 million for a supplemental early retirement plan. Other operating income in 2020 includes a gain on the partial sale of a plant in the Midwest of $3.3 million and a gain on the sale of a plant in the Northwest of $8.2 million. The Company also recorded a gain on the sale of unused fixed assets of $1.2 million.

Non-Operating Income:

The Company’s loss from equity investment was $11.5 million and $0.1 million for 2021 and 2020, respectively. During 2021, the Company recorded an other-than-temporary impairment charge of $9.7 million to its equity method investment representing the difference between the carrying value of the Company’s investment and its proportionate share of the investment’s fair value. This charge was included in “Loss from equity investment” in the Company’s Consolidated Statements of Net Earnings.

Interest expense, net, decreased from $11.8 million in 2020 to $6.1 million in 2021 due mostly to lower average Revolver borrowings during the year in 2021 versus 2020.

As a result of the aforementioned factors, continuing pre-tax earnings increased from $65.6 million in 2020 to pre-tax earnings of $160.0 million in 2021. The effective tax rate was 21.2% in 2021 and 22.0% in 2020. The decrease of 0.8 percentage points in the effective tax rate for the year is primarily the result of two items. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act), among other things, allows NOLs incurred in taxable years beginning after December 31, 2017 and before January 01, 2021 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. Seneca was able to carryback the NOL generated in the 2019 tax year at a 21% corporate tax rate to the 2015 tax year at a 35% corporate tax rate. The tax rate difference realized for the NOL carryback decreased the Company’s effective tax rate by 2.8%. See Footnote 8 for the full tax rate reconciliation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 became effective for annual periods ending after December 15, 2020. The Company adopted the standard for its fiscal year ended March 31, 2021 and the adoption of ASU 2018-14 did not have an impact on the consolidated financial statements as this ASU only modified disclosure requirements. See Note 10 “Retirement Plants” and related disclosures.

In May 2020, the SEC issued a final rule that amends the financial statement requirements for acquisitions and dispositions of businesses. The amendments primarily relate to disclosures required by Rule 3-05 and Article 11 of Regulation S-X. Among other things, the final rule modifies the tests provided in Rule 1-02(w) of Regulation S-X used to determine whether a subsidiary or an acquired or disposed business is significant. The amendments took effect January 1, 2021 and the Company did not elect to early adopt the provisions of the final rule prior to that date. This rule, as amended, did not impact the Company’s financial statement disclosures in fiscal 2021.

In March 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional guidance for a limited time to ease the potential accounting burden associated with the expected market transition away from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. LIBOR is used to determine interest expense related to the Company’s Revolver, which matures in 2026. This update was effective starting March 12, 2020 and the Company may elect to apply the amendments prospectively through December 31, 2022. We are currently evaluating the effect that ASU 2020-04 will have on our consolidated financial statements and related disclosures.

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

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars, except per share amounts)

Years ended March 31,	2021	2020

Net sales	$1,467,644	$1,335,769

Costs and expenses:
Cost of products sold	1,235,459	1,193,881
Selling, general, and administrative expense	79,950	76,971
Other operating income, net	(29,014)	(12,653)
Plant restructuring charge	182	7,046
Total costs and expenses	1,286,577	1,265,245

Operating income	181,067	70,524
Loss from equity investment	11,453	93
Other loss (income)	3,473	(7,018)
Interest expense, net of interest income of $42 and $25, respectively	6,125	11,834

Earnings From Continuing Operations Before Income Taxes	160,016	65,615
Income Taxes From Continuing Operations	33,916	14,427
Earnings From Continuing Operations	126,100	51,188
Earnings From Discontinued Operations (net of income taxes)	-	1,147
Net Earnings	$126,100	$52,335

Basic Earnings per Common Share:
Continuing Operations	$13.82	$5.50
Discontinued Operations	$-	$0.12
Net Basic Earnings per Common Share	$13.82	$5.62

Diluted Earnings per Common Share:
Continuing Operations	$13.72	$5.46
Discontinued Operations	$-	$0.12
Net Diluted Earnings per Common Share	$13.72	$5.58

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands of dollars)

Years ended March 31,	2021	2020

Comprehensive income (loss):
Net earnings	$126,100	$52,335
Change in pension and postretirement benefits (net of income tax of ($19,528) and $20,312, respectively)	60,153	(60,935)

Total	$186,253	$(8,600)

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

March 31,	2021	2020

Assets
Current Assets:
Cash and cash equivalents	$59,837	$10,702
Accounts receivable, less allowance for doubtful accounts of $339 and $1,598, respectively	92,221	109,802
Contracts receivable	911	7,610
Assets held for sale-discontinued operations	338	182
Inventories	343,144	411,631
Assets held for sale	8,656	-
Refundable income taxes	8,385	4,350
Other current assets	2,807	7,323
Total Current Assets	516,299	551,600
Deferred income tax asset, net	-	7,872
Noncurrent assets held for sale-discontinued operations	778	1,026
Other assets	8,033	26,042
Pension assets	62,851	-
Right-of-use assets operating, net	42,193	60,663
Right-of-use assets financing, net	30,611	33,617
Property, plant, and equipment:
Land	26,031	24,955
Buildings and improvements	188,332	184,945
Equipment	430,526	408,385
Total	644,889	618,285
Less accumulated depreciation and amortization	396,306	389,796
Net property, plant, and equipment	248,583	228,489
Total Assets	$909,348	$909,309

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$74,089	$71,194
Deferred revenue	4,287	7,758
Accrued vacation	11,660	11,876
Accrued payroll	15,366	11,864
Other accrued expenses	24,403	17,808
Current liabilities held for sale-discontinued operations	-	880
Current portion of long-term debt and lease obligations	28,325	28,274
Total Current Liabilities	158,130	149,654
Long-term debt, less current portion	94,085	217,081
Operating lease obligations, less current portion	27,769	42,760
Financing lease obligations, less current portion	19,232	24,366
Pension liabilities	-	75,742
Other liabilities	4,011	5,342
Deferred income tax liability, net	28,306	-
Total Liabilities	331,533	514,945
Commitments and contingencies
Stockholders’ Equity:
Preferred stock	663	681
Common stock	3,041	3,041
Additional paid-in capital	98,502	98,384
Treasury stock, at cost	(91,198)	(88,319)
Accumulated other comprehensive loss	(19,067)	(79,220)
Retained earnings	585,874	459,797
Total Stockholders’ Equity	577,815	394,364
Total Liabilities and Stockholders’ Equity	$909,348	$909,309

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

Years ended March 31,	2021	2020

Cash flows from operating activities:
Net earnings	$126,100	$52,335
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	32,375	30,933
Deferred income tax expense	16,650	15,529
Gain on the sale of assets	(31,938)	(13,086)
Restructuring provision	182	5,626
Loss from equity investment	11,453	93
401(k) match stock contribution	1,479	94
Changes in operating assets and liabilities (net of acquisitions):
Accounts and contracts receivable	24,280	(33,290)
Inventories	68,487	90,053
Other current assets	4,083	(4,332)
Accounts payable, accrued expenses, and other liabilities	(65,936)	(13,509)
Income taxes	(4,035)	(3,129)
Net cash provided by operating activities	183,180	127,317

Cash flows from investing activities:
Additions to property, plant, and equipment	(71,431)	(65,686)
Proceeds from the sale of assets	73,688	22,529
Net cash provided by (used in) investing activities	2,257	(43,157)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	478,059	494,098
Payments of long-term debt	(597,055)	(542,778)
Payments on financing leases	(6,321)	(6,437)
Change in other assets	(6,604)	(17,125)
Purchase of treasury stock	(4,358)	(12,673)
Preferred stock dividends paid	(23)	(23)
Net cash used in financing activities	(136,302)	(84,938)

Net increase (decrease) in cash and cash equivalents	49,135	(778)
Cash and cash equivalents, beginning of year	10,702	11,480
Cash and cash equivalents, end of year	$59,837	$10,702

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$5,094	$10,836
Income taxes paid	22,692	573
Noncash transactions:
Investment in CraftAg. LLC via contribution of plant	$-	$7,975
Property, plant and equipment issued under finance and operating leases	3,749	10,843
Property, plant and equipment purchased on account	19	754

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2019	$707	$3,039	$98,260	$(75,740)	$(18,285)	$409,504
Net earnings	-	-	-	-	-	52,335
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Contribution of 401(k) match	-	-	-	94	-	-
Purchase of treasury stock	-	-	-	(12,673)	-	-
Preferred stock conversion	(26)	2	24	-	-	-
Operating lease impairment adjustment upon the adoption of ASU 2016-02 "Leases" (net of tax $673)						(2,019)
Change in pension and postretirement benefits adjustment (net of tax $20,312)	-	-	-	-	(60,935)	-
Balance March 31, 2020	681	3,041	98,384	(88,319)	(79,220)	459,797
Net earnings	-	-	-	-	-	126,100
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Contribution of 401(k) match	-	-	-	1,479	-	-
Purchase of treasury stock	-	-	-	(4,358)	-	-
Preferred stock conversion	(18)	-	18	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $19,528)	-	-	-	-	60,153	-
Balance March 31, 2021	$663	$3,041	$98,502	$(91,198)	$(19,067)	$585,874

	Preferred Stock				Common Stock
	6%	10%
	Cumulative Par	Cumulative Par		2003 Series
	Value $.25	Value $.025	Participating	Participating	Class A	Class B
	Callable at Par	Convertible	Convertible Par	Convertible Par	Common Stock	Common Stock
	Voting	Voting	Value $.025	Value $.025	Par Value $.25	Par Value $.25
Shares authorized and designated:
March 31, 2021	200,000	1,400,000	33,855	500	20,000,000	10,000,000
Shares outstanding:
March 31, 2020	200,000	807,240	35,355	500	7,383,993	1,733,902
March 31, 2021	200,000	807,240	33,855	500	7,353,545	1,709,638
Stock amount	$50	$202	$403	$8	$2,545	$496

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the “Parent Company”) and subsidiaries (the “Company”) currently has 26 plants and 25 warehouses in eight states in support of its operations. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total net sales. The top ten customers represented approximately 50%, and 49% of net sales for 2021 and 2020, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents. As of March 31, 2021, the Company had $47.4 million of cash and cash equivalents invested in a money market fund that invests in high-quality, short-term obligations that present minimal credit risk including U.S. government securities, demand notes of U.S. and foreign corporations, certificates of deposit and time deposits, and asset backed securities. There were no such investments as of March 31, 2020.

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

Cash and cash equivalents as of March 31, 2021 include an investment in a money market fund, which is classified within Level 1 of the fair value hierarchy because it has readily-available market prices in active markets that are publicly accessible at the measurement date.

Notes to Consolidated Financial Statements

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2021 there were $0.9 million of unamortized financing cost included in other current assets and $0.1 million of unamortized financing costs included as a contra to long-term debt and current portion of long-term debt on the Consolidated Balance Sheets.

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

Advertising Costs — Advertising costs are expensed as incurred. Advertising costs charged to continuing operations were $1.8 million and $2.2 million in 2021 and 2020, respectively.

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

Notes to Consolidated Financial Statements

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the “if-converted” method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Years ended March 31,	2021	2020
Continuing Operations	(In thousands, except per share amounts)
Basic
Continuing operations earnings	$126,100	$51,188
Deduct preferred stock dividends	23	23
Undistributed earnings	126,077	51,165
Earnings attributable to participating preferred shareholders	493	206
Earnings attributable to common shareholders	$125,584	$50,959
Weighted average common shares outstanding	9,088	9,264
Basic earnings from continuing operations per common share	$13.82	$5.50
Diluted
Earnings attributable to common shareholders	$125,584	$50,959
Add dividends on convertible preferred stock	20	20
Earnings attributable to common stock on a diluted basis	$125,604	$50,979
Weighted average common shares outstanding-basic	9,088	9,264
Additional shares to be issued related to the equity compensation plan	3	2
Additional shares to be issued under full conversion of preferred stock	67	67
Total shares for diluted	9,158	9,333
Diluted earnings from continuing operations per share	$13.72	$5.46

Years ended March 31,	2021	2020
Discontinued Operations	(In thousands, except per share amounts)
Basic
Discontinued operations earnings	$-	$1,147
Deduct preferred stock dividends	-	23
Undistributed earnings	-	1,124
Earnings attributable to participating preferred shareholders	-	5
Earnings attributable to common shareholders	$-	$1,119
Weighted average common shares outstanding		9,264
Basic earnings from discontinued operations per common share	$-	$0.12
Diluted
Earnings attributable to common shareholders	$-	$1,119
Add dividends on convertible preferred stock	-	20
Earnings attributable to common stock on a diluted basis	$-	$1,139
Weighted average common shares outstanding-basic	-	9,264
Additional shares to be issued related to the equity compensation plan	-	2
Additional shares to be issued under full conversion of preferred stock	-	67
Total shares for diluted	-	9,333
Diluted earnings from discontinued operations per share	$-	$0.12

Depreciation and Valuation — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. Depreciation was $27.1 million and $26.1 million, in 2021, and 2020, respectively. The estimated useful lives are as follows: buildings and improvements — 30 years; machinery and equipment — 10-15 years; computer software — 3-5 years; vehicles — 3-7 years; and land improvements — 10-20 years.

Notes to Consolidated Financial Statements

The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value.

Additionally, the Company’s assesses the potential for an other-than-temporary impairment of its equity method investment when impairment indicators are identified. The Company considers all available information, including the recoverability of the investment, the earnings and near-term prospects of the investment, factors related to the industry, amongst others relevant information. If an investment is considered to be impaired and the decline in value is other than temporary, an impairment charge is recorded. During 2021, the Company recorded an other-than-temporary impairment charge of $9.7 million to its equity method investment representing the difference between the carrying value of the Company’s investment and its proportionate share of the investment’s fair value. This charge was included in “Loss from equity investment” in the Company’s Consolidated Statements of Net Earnings. There were no significant impairment losses in 2020.

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

Recently Issued Accounting Standards — In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Topic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 became effective for annual periods ending after December 15, 2020. The Company adopted the standard for its fiscal year ended March 31, 2021 and the adoption of ASU 2018-14 did not have an impact on the consolidated financial statements as this ASU only modified disclosure requirements. See Note 10 “Retirement Plants” and related disclosures.

In May 2020, the SEC issued a final rule that amends the financial statement requirements for acquisitions and dispositions of businesses. The amendments primarily relate to disclosures required by Rule 3-05 and Article 11 of Regulation S-X. Among other things, the final rule modifies the tests provided in Rule 1-02(w) of Regulation S-X used to determine whether a subsidiary or an acquired or disposed business is significant. The amendments took effect January 1, 2021 and the Company elected not to early adopt the provisions of the final rule prior to that date. Therefore the final rule became effective January 1, 2021 and did not impact the Company’s financial statement disclosures in fiscal 2021.

In March 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provides optional guidance for a limited time to ease the potential accounting burden associated with the expected market transition away from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. LIBOR is used to determine interest expense related to the Company’s Revolver, which matures in 2026. This update was effective starting March 12, 2020 and the Company may elect to apply the amendments prospectively through December 31, 2022. We are currently evaluating the effect that ASU 2020-04 will have on our consolidated financial statements and related disclosures.

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

2. Assets Held For Sale

As of March 31, 2021, the Company has certain non-operating units in the Midwest and equipment in the Northwest that have met the criteria to be classified as held for sale, which requires the Company to present the related assets and liabilities as separate line items in our Condensed Consolidated Balance Sheet. The Company recorded a charge of $0.6 million in fiscal 2021 in order to properly reflect the carrying value of the assets held for sale as equal to the lower of carrying value or fair value less costs to sell. The following table presents information related to the major classes of assets and liabilities that were held for sale in our Condensed Consolidated Balance sheets (in thousands):

March 31, 2021

Property, Plant and Equipment (net)	$8,656
Current Assets Held For Sale	$8,656

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

The following table presents information related to the major classes of assets and liabilities of Modesto that are classified as Held For Sale-Discontinued Operations in the Company's Consolidated Condensed balance sheets (in thousands):

	March 31, 2021	March 31, 2020

Other Current Assets	$338	$182
Current Assets Held For Sale-Discontinued Operations	$338	$182

Other Assets	$778	$1,026
Noncurrent Assets Held For Sale-Discontinued Operations	$778	$1,026

Accounts Payable and Accrued Expenses	$-	$880
Current Liabilities Held For Sale-Discontinued Operations	$-	$880

Notes to Consolidated Financial Statements

The operating results of the discontinued operations that are reflected in the Unaudited Condensed Consolidated Statements of Net Earnings from discontinued operations are as follows (in thousands):

	Twelve Months Ended
	March 31, 2021	March 31, 2020
Net Sales	$-	$-

Costs and Expenses:

Cost of Product Sold	-	57
Selling, General and Administrative	-	-
Plant Restructuring Charge (a)	-	(1,150)
Interest Expense	-	-
Total cost and expenses	-	(1,093)
Earnings From Discontinued Operations Before Income Taxes	-	1,093
Gain on the Sale of Assets Before Income Taxes	-	(430)
Income Tax Expense	-	376
Net Earnings From Discontinued Operations, Net of Tax	$-	$1,147

(a) Includes $902,000 credit for pension termination in fiscal 2020.

4. Revenue Recognition

The Company applies the provisions of ASC 606-10, Revenue from Contracts with Customers, and recognizes revenue under the core principle to depict the transfer of products to customers in an amount reflecting the consideration the Company expects to receive. The Company conducts its business almost entirely in food packaging, which contributed approximately 98% of the Company's fiscal year 2021 net sales.

Nature of products

The Company manufactures and sells the following:

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

Notes to Consolidated Financial Statements

Disaggregation of revenue

In the following table, segment revenue is disaggregated by product category groups (in thousands):

	Year Ended
	March 31, 2021	March 31 ,2020
Canned Vegetables	$1,172,635	$986,080
Frozen	102,339	119,044
Fruit Products	88,289	97,393
Prepared Foods	71,866	105,044
Chip Products	10,999	11,475
Other	21,516	16,733
Total	$1,467,644	$1,335,769

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

The performance obligations in our contracts are generally satisfied within one year. As such, we have not disclosed the transaction price allocated to remaining performance obligations for labeling and storage as of March 31, 2021 which is included in deferred revenue on the consolidated balance sheet.

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

Notes to Consolidated Financial Statements

Contract balances

The contract asset balances are $0.9 million and $7.6 million as of March 31, 2021 and 2020, respectively. The contract liability balance is immaterial.  The Company does not have significant deferred revenue or unbilled receivable balances because of transactions with customers.  The Company does have deferred revenue for prepaid case and labeling and storage services which have been collected from bill and hold sales.

Contract Costs

We have identified certain incremental costs to obtain a contract, primarily sales commissions, requiring capitalization under the new standard.  The Company continues to expense these costs as incurred because the amortization period for the costs would have been one year or less.  The Company does not incur significant fulfillment costs requiring capitalization.

5. Revolving Credit Facility

On March 24, 2021, the Company entered into a Fourth Amended and Restated Loan and Security Agreement that provides for a senior revolving credit facility of up to $400.0 million that is seasonally adjusted (the “Revolver”). Maximum borrowings under the Revolver total $300.0 million from April through July and $400.0 million from August through March. The Revolver balance as of March 31, 2021 was $1.0 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver’s March 24, 2026 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

6. Long-Term Debt

	2021	2020
	(In thousands)
Revolving credit facility, 1.38% and 2.59%, due through 2026	$1,000	$106,924
Farm Credit term loan, 3.30% and 4.54%, due 2026	96,869	99,941
Bluegrass tax exempt bonds, 0% and 3.01%	-	10,000
Economic development note, 2.00%, due through 2022	500	500
Other	216	216
Total	98,585	217,581
Less current portion	4,500	500
Long-term debt	$94,085	$217,081

See Note 5, Revolving Credit Facility, for discussion of the Revolver.

The Company’s debt agreements, including the Revolver and term loan, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $25,000,000. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Farm Credit term loan which for fiscal year end 2021 will be greater than $50 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2021.

Notes to Consolidated Financial Statements

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

On May 28, 2020 the Company entered into an Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA that provides for a $100.0 million unsecured term loan. The amended and restated agreement with Farm Credit East has a maturity date of June 1, 2025 and converted the term loan to a fixed interest rate rather than a variable interest rate in addition to requiring quarterly principal payments of $1.0 million, which commenced during fiscal 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt. This agreement contains certain covenants, including maintaining a minimum EBITDA and minimum tangible net worth.

The carrying value of assets pledged for secured debt, including the Revolver, is $508.2 million.

Debt repayment requirements for the next five fiscal years are (in thousands):

Years ending March 31:
2022	$4,500
2023	4,000
2024	4,000
2025	4,000
2026	81,869
Thereafter	216
Total	$98,585

7. Leases

The Company determines if an arrangement is a lease at inception of the agreement. Operating leases are included in right-of-use operating assets, current portion of long-term debt and lease obligations, and noncurrent operating lease obligations in the Company’s Consolidated Balance Sheets. Lease assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. If the lease does not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The right-of-use operating lease assets also include in its calculation any prepaid lease payments made and excludes any lease incentives received from the arrangement. The Company’s lease terms may include options to extend or terminate the lease, and the impact of these options are included in the lease liability and lease asset calculations when the exercise of the option is at the Company’s sole discretion and it is reasonably certain that the Company will exercise that option. The Company will not separate lease and nonlease components for its leases when it is impractical to separate the two, such as leases with variable payment arrangements. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

The Company has operating leases for land, machinery and equipment. The Company also has finance leases for machinery and equipment. The commencement date used for the calculation of the lease obligation is the latter of April 1, 2019 or the lease start date. Certain of the leases have options to extend the life of the lease, which are included in the liability calculation when the option is at the sole discretion of the Company and it is reasonably certain that the Company will exercise the option. In addition, the Company has certain leases that have variable payments based solely on output or usage of the leased asset. These variable operating lease assets are excluded from the Company’s balance sheet presentation and expensed as incurred. Leases with an initial term of 12 months or less are not material.

Upon adoption of ASU 2016-02, the Company determined its right-of-use assets related to the operating leases for its plant equipment in Sunnyside, Washington were partially impaired and therefore were reduced with a corresponding charge to retained earnings of $2,019,000 (which is net of tax). The estimated lives of these assets were shortened to align with the closure of the facility.

Notes to Consolidated Financial Statements

Lease expense for lease payments is recognized on a straight-line basis over the lease term. The components of lease expense were as follows (In thousands):

	Year Ended	Year Ended
	March 31, 2021	March 31, 2020

Lease cost:

Amortization of right of use asset	$4,746	$4,335
Interest on lease liabilities	1,102	1,353
Finance lease cost	5,848	5,688
Operating lease cost	23,736	30,190
Total lease cost	$29,584	$35,878

Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	$1,102	$1,353
Operating cash flows from operating leases	23,864	29,845
Financing cash flows from finance leases	6,321	6,437
Total	$31,287	$37,635

Right-of-use assets obtained in exchange for new finance lease liabilities	$1,740	$4,424
Right-of-use assets obtained in exchange for new operating lease liabilities	$2,009	$6,419
Weighted-average lease term (years):
Financing leases	4.5	5.3
Operating leases	3.5	3.8
Weighted-average discount rate (percentage):
Financing leases	4.1	4.1
Operating leases	4.4	4.5

Notes to Consolidated Financial Statements

Undiscounted future lease payments under non-cancelable operating leases and financial leases, along with a reconciliation of undiscounted cash flows to operating and financing lease liabilities, respectively, as of March 31, 2021 were as follows (in thousands):

Years ending March 31:	Operating	Financing
2022	$18,606	$7,665
2023	14,042	7,665
2024	7,118	6,096
2025	3,572	2,713
2026	1,729	1,625
2027-2032	3,151	2,786
Total minimum payment required	$48,218	$28,550
Less interest	3,402	2,540
Present value of minimum lease payments	44,816	26,010
Amount due within one year	17,047	6,778
Long-term lease obligation	$27,769	$19,232

Undiscounted future lease payments under non-cancelable operating leases and financial leases, along with a reconciliation of undiscounted cash flows to operating and financing lease liabilities, respectively, as of March 31, 2020 were as follows (in thousands):

Years ending March 31:	Operating	Financing
2021	$23,896	$7,313
2022	18,820	7,313
2023	13,022	7,313
2024	6,510	5,786
2025	3,023	2,395
2026-2031	4,597	3,995
Total minimum payment required	$69,868	$34,115
Less interest	5,559	3,524
Present value of minimum lease payments	64,309	30,591
Amount due within one year	21,549	6,225
Long-term lease obligation	$42,760	$24,366

Notes to Consolidated Financial Statements

8. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows (in thousands):

	2021	2020
	(In thousands)
Current:
Federal	$13,121	$(1,912)
State	4,145	1,187
Total	17,266	(725)

Deferred:
Federal	$13,486	$14,251
State	3,164	1,278
Total	16,650	15,529
Total income taxes (1)	$33,916	$14,804

(1) Income tax expense (benefit) included in the financial statements is comprised of $14.4 million from continuing operations and $0.4 million from discontinued operations in 2020. There was no income tax effect in 2021 as a result of discontinued operations.

A reconciliation for continuing operations of the expected U.S. statutory rate to the effective rate follows:

	2021	2020
Computed (expected tax rate)	21.0%	21.0%
State income taxes (net of federal tax benefit)	3.1	2.8
Federal credits	(0.3)	(0.8)
Addition/(reduction) to uncertain tax positions	(0.1)	0.3
Other permanent differences not deductible	-	0.2
Change in valuation allowance	0.2	0.7
Tax law change	-	(2.8)
Federal NOL carryback rate difference	(2.8)	-
Other	0.1	0.6
Effective income tax rate	21.2%	22.0%

The effective tax rate was 21.2% and 22.0% in 2021 and 2020, respectively. On March 27, 2020, The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted. The CARES Act, among other things, allows NOLs incurred in taxable years beginning after December 31, 2017 and before January 01, 2021 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company was able to carryback the NOL generated in the 2019 tax year at a 21% corporate tax rate to the 2015 tax year at a 35% corporate tax rate. The tax rate difference realized for the NOL carryback decreased the Company’s effective tax rate by 2.8% in 2021 as compared to the prior year. The 2020 overall effective tax rate included a 2.8% rate benefit that was realized during 2020 as a result of tax law changes. This rate benefit due to a tax law change did not impact 2021. The NOL carrybacks resulted in a benefit of $4.5 million and $1.7 million in 2021 and 2020, respectively.

Notes to Consolidated Financial Statements

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities as of March 31:

	2021	2020
	(In thousands)
Deferred income tax assets:
Future tax credits	$5,884	$5,581
Inventory valuation	2,204	163
Restructuring reserve	-	220
Employee benefits	2,063	2,219
Insurance	685	616
Other comprehensive loss	6,511	26,562
Interest	4	24
Prepaid revenue	463	565
Other	815	186
Equity investment basis difference	1,589	-
Net operating loss and other tax attribute carryovers	85	2,233
Total assets	20,303	38,369
Deferred income tax liabilities:
Property basis and depreciation difference	17,975	12,664
Intangibles	33	208
Equity investment basis difference	-	1,239
Right of use assets	4,371	4,373
Pension	21,556	7,540
Total liabilities	43,935	26,024
Valuation allowance - non-current	4,674	4,473
Net deferred income tax (liability)/asset	$(28,306)	$7,872

Net non-current deferred income tax liabilities of $28.3 million as of March 31, 2021 and net non-current deferred income tax assets of $7.9 million as of March 31, 2020 are recognized in the Consolidated Balance Sheets.

The Company has State tax credit carryforwards amounting to $1.5 million (California, net of Federal impact), $2.1 million (New York, net of Federal impact), and $2.3 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2036 (Wisconsin), through 2036 (New York), and through 2028 (California). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2021, the Company has recorded a valuation allowance amounting to $4.7 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Notes to Consolidated Financial Statements

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities depending on their expected settlement. The change in the liability for the years ended March 31, 2021 and 2020 consists of the following:

	2021	2020
	(In thousands)
Beginning balance	$2,065	$396

Tax positions related to current year:
Additions	279	1,123

Tax positions related to prior years:
Additions	34	569
Reductions	(1,626)	(16)
Lapses in statues of limitations	(376)	(7)
Balance as of March 31,	$376	$2,065

As of March 31, 2021 and 2020 unrecognized tax benefits include $0.0 million and $1.6 million of tax positions that are highly certain but for which there is uncertainty about the timing. Due to the new regulations issued in 2021 the position is no longer uncertain and the 2021 decrease is the reversal of the tax liability related to the UTB created in prior years. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During the years ended March 31, 2021 and 2020, the Company recognized approximately $0.2 million decrease and $0.2 million increase, respectively, in interest and penalties. As of March 31, 2021 and 2020, the Company had approximately $0.0 million and $0.2 million of interest and penalties accrued, respectively, associated with unrecognized tax benefits.

Although management believes that an adequate position has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. During 2021 the statute of limitations lapsed on one uncertain tax position. The lapse results in the position no longer being uncertain. As a result of the statute of limitations lapse and in accordance with its accounting policies, the Company recorded a decrease to the liability and a decrease to tax expense of $0.4 million.

The federal income tax returns for years after March 31, 2015 are open because we claimed a refund on the 3/31/16 taxable income. The tax year ending March 31, 2017 is currently under audit with the IRS.

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

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal 2021 or 2020. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2021, the Company has an aggregate of 6,765,645 shares of non-designated Class A Preferred authorized for issuance.

Notes to Consolidated Financial Statements

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share. There were 33,855 shares outstanding as of March 31, 2021 and 1,500 conversions during the year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 500 shares outstanding as of March 31, 2021.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2021which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2021 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2021 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal 2021 and 2020.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During 2021, there were no shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2021 and 2020. Additionally, there were 34,355 and 35,855 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2021 and 2020, respectively.

Treasury Stock — During 2021 the Company repurchased $4.4 million, or 89,731 shares of its Class A Common Stock and none of its Class B Common Stock. As of March 31, 2021, there is a total of $91.2 million, or 3,103,547 shares, of repurchased stock. These shares are not considered outstanding. The Company contributed $1.5 million or 28,276 treasury shares for the 401(k) match in 2021 as described in Note 10, Retirement Plans.

Notes to Consolidated Financial Statements

10. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering most employees who meet certain age-entry requirements and work a stated minimum number of hours per year. The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. Annual contributions made to the Plan are sufficient to satisfy legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2021 and a statement of the funded (unfunded) status as of March 31, 2021 and 2020:

	2021	2020
	(In thousands)
Change in Benefit Obligation

Benefit obligation at beginning of year	$278,227	$250,461
Service cost	9,326	9,244
Interest cost	9,266	9,064
Liability gain due to curtailment	-	(1,114)
Actuarial loss	17,712	20,146
Benefit payments and expenses	(28,468)	(9,574)
Benefit obligation at end of year	$286,063	$278,227

Change in Plan Assets

Fair value of plan assets at beginning of year	$202,485	$233,112
Actual return on plan assets	103,166	(46,325)
Employer contributions	73,000	26,000
Benefit payments and expenses	(29,737)	(10,302)
Fair value of plan assets at end of year	$348,914	$202,485

Funded (Unfunded) Status	$62,851	$(75,742)

The funded status increased by $138.6 million during 2021 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2021. This funded status increase was recognized via the actual gain on plan assets and the decrease in accumulated other comprehensive loss of $59.8 million after the income tax expense of $19.9 million. During fiscal years 2021 and 2020, the actuarial loss in the pension plan’s projected benefit obligation was primarily driven by data revisions resulting in demographic losses as well as a decline in discount rates. Additionally, the Society of Actuaries released an updated mortality table for fiscal year 2020 and an updated mortality projection scale for both fiscal years 2020 and 2021 which partially offset the actuarial loss.

Plan assets increased from $202.5 million as of March 31, 2020 to $348.9 million as of March 31, 2021 due primarily to a gain on plan assets of $103.2 million and a $73.0 million contribution by the Company.

	2021	2020
	(In thousands)
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss

Prior service cost	$(258)	$(349)
Net loss	(26,265)	(105,866)
Accumulated other comprehensive pre-tax loss	$(26,523)	$(106,215)

Notes to Consolidated Financial Statements

Pension and
post retirement plan
adjustments, net
of tax
(In thousands)
Accumulated Other Comprehensive Loss

Balance at March 31, 2020	$(79,220)
Other comprehensive income	60,153
Balance at March 31, 2021	$(19,067)

The following table provides the components of net periodic benefit cost  for the Plan for fiscal years 2021 and 2020:

	2021	2020
	(In thousands)

Service cost including administration	$10,627	$9,935
Interest cost	9,266	9,064
Expected return on plan assets	(15,804)	(16,746)
Amortization of net loss	9,919	579
Prior service cost	91	120
Net periodic benefit cost	$14,099	$2,952
Settlement/curtailment expense	-	118
Net periodic benefit cost with curtailment	$14,099	$3,070

The Company utilizes a full yield curve approach in the estimation of net periodic benefit cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

Notes to Consolidated Financial Statements

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	2021	2020

Weighted Average Assumptions for Balance Sheet Liability at End of Year:

Discount rate - projected benefit obligation	3.43%	3.69%
Rate of compensation increase	3.00%	3.00%
Mortality table	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2020	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2019

Weighted Average Assumptions for Benefit Cost at Beginning of Year:

Discount rate - benefit obligations	3.69%	4.14%
Discount rate - interest cost	3.30%	3.74%
Discount rate - service cost	3.87%	4.34%
Discount rate - interest on service cost	3.43%	3.69%
Expected return on plan assets	7.25%	7.25%
Rate of compensation increase	3.00%	3.00%

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2022	2021	2020

Plan Assets

Equity securities	50%	48%	97%
Debt securities	50%	50%	-
Real estate	-	-	-
Cash	-	2%	3%
Total	100%	100%	100%

All securities, which are valued at fair market value, are considered to be level 1, due to their public active market.

Expected Return on Plan Assets

For fiscal 2021, the expected long term rate of return on Plan assets was 7.25%. The Company expected 7.25% to fall within the 35 to 65 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation for fiscal 2021. The Company will review the long term rate of return on Plan assets for fiscal 2022 in light of changes that were made to the asset allocation in March of 2021.

Investment Policy and Strategy

Historically, the Company maintained an investment policy designed to achieve a long-term rate of return by investing in a diversified portfolio of public company equities seeking to provide long-term growth consistent with the performance of relevant market indices, as well as maintain an adequate level of liquidity for pension distributions as they fall due. The Company is currently in the process of reviewing its investment policy and shifting towards more liability-driven investments to reduce the ongoing volatility of the Plan’s funded status. As an initial step, in March 2021, the Company adjusted the allocation of the Plan assets by moving 50% of the assets into liability-hedging investment grade fixed income investments, while maintaining 50% of the assets in diversified public company equities. Additionally, in FY 2022, the Company intends to implement a glide path approach that will adjust the asset allocation as the Plan’s funded status changes, with more assets being allocated to fixed income investments as the funded status improves to continue to reduce the Plan’s funded status volatility.

Notes to Consolidated Financial Statements

Cash Flows

Expected contributions for fiscal year ending March 31, 2022 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	$-

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2022	$11,178
2023	11,290
2024	11,913
2025	12,640
2026	13,342
2027-2031	75,496

401(k) Plans

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1.6 million and $0.4 million in fiscal 2021 and 2020, respectively. In fiscal 2021 and 2020, the matching contribution was entirely treasury stock. This stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

Unfunded Deferred Compensation Plan

The Company sponsors an unfunded nonqualified deferred compensation plan to permit certain eligible employees to defer receipt of a portion of their compensation to a future date. This plan was designed to compensate the plan participants for any loss of company contributions under the 401(k) plans. The total cost for this plan was not significant in fiscal 2021 or 2020.

11. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows (in thousands):

	2021		2020
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
	(in thousands)

Long-term debt, including current portion	$98,585	$97,226	$217,581	$217,559

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

Notes to Consolidated Financial Statements

12. Inventories

Effective December 30, 2007, the Company changed its inventory valuation method from the lower of cost, determined under the FIFO method, or market to the lower of cost, determined under the LIFO method, or market. In the high inflation environment that the Company was experiencing, the Company believed that the LIFO inventory method was preferable over the FIFO method because it better compares the cost of current production to current revenue. The effect of LIFO was to increase continuing net earnings by $11.7 million and $12.8 million in 2021 and 2020, respectively, compared to what would have been reported using the FIFO inventory method. The increase in earnings per share was $1.29 ($1.28 diluted) and $1.38 ($1.37 diluted) in 2021 and 2020, respectively. There was a LIFO liquidation of $6.6 million in 2020, which eliminated all but the base LIFO layer as of March 31, 2020. There were no LIFO liquidations in 2021 as only the base LIFO layer remains. The inventories by category and the impact of using the LIFO method are shown in the following table (in thousands):

	2021	2020

Finished products	$317,654	$351,251
In process	25,175	31,173
Raw materials and supplies	128,987	173,474
	471,816	555,898
Less excess of FIFO cost over LIFO cost	128,672	144,267
Total inventories	$343,144	$411,631

13. Other Operating Income and Expense

Other operating income in 2021 includes a gain on the sale of the prepared food business of $34.8 million. Additionally the company recorded a loss of $0.8 million on the disposal of equipment from a sold Northwest plant, a loss on the sale of unused fixed assets of $0.4 million, a loss of $3.2 million on the disposition of equipment that was previously held for sale, and a charge of $0.2 for severance. The company also recorded a charge of $1.2 million for a supplemental early retirement plan.

Other operating income in 2020 includes a gain on the partial sale of a plant in the Midwest of $3.3 million and a gain on the sale of a plant in the Northwest of $8.2 million. The Company also recorded a gain on the sale of unused fixed assets of $1.2 million.

Notes to Consolidated Financial Statements

14. Segment Information

The Company manages its business on the basis of three reportable segments — the primary segment is the packaging and sale of fruits and vegetables, secondarily, the packaging and sale of prepared food products, third, the sale of snack products and finally, other products. The Company markets its product almost entirely in the United States. Export sales represented 6.5% of total sales in both 2021 and 2020. “Other” in the table below represents activity related to can sales, trucking, seed sales, and flight operations.

	Fruit and	Prepared
	Vegetable	Foods	Snack	Other	Total
	(In thousands)
2021:
Net sales	$1,363,263	$71,866	$10,999	$21,516	$1,467,644
Operating income	175,810	1,967	705	2,585	181,067
Identifiable assets	853,602	51,803	2,054	773	908,232
Capital expenditures	67,963	1,451	508	1,528	71,450
Depreciation and amortization	29,534	2,299	194	349	32,376

2020:
Net sales	$1,202,528	$105,044	$11,475	$16,722	$1,335,769
Operating income (loss)	65,921	3,774	837	(8)	70,524
Identifiable assets	853,438	51,803	2,054	773	908,068
Capital expenditures	63,543	2,122	19	756	66,440
Depreciation and amortization	26,486	3,564	207	676	30,933

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

16. Plant Restructuring

During 2021, the Company recorded a restructuring charge of $0.2 related to closed plants mostly for severance.

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

These charges are included under Plant Restructuring Charge in the Consolidated Statements of Net Earnings. Severance Payable and Other Costs Payable are included in Other Accrued Expenses on the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

The following table summarizes the restructuring and related asset impairment charges recorded and the accruals established during 2021 and 2020 (in thousands):

		Other
	Severance	Cost
	Payable	Payable	Total

Balance March 31, 2019	$225	$1	226
Charge to expense	1,229	5,817	7,046
Cash payments/write offs	(1,252)	(5,818)	(7,070)
Balance March 31, 2020	202	-	202
Charge to expense	227	(45)	182
Cash payments/write offs	(429)	45	(384)
Balance March 31, 2021	$-	$-	$-

17. Related Party Transactions

During fiscal 2021 and 2020, less than 1% of vegetables supplied to the Company are grown by a Director of Seneca Foods Corporation. The Director supplied the Company approximately $2.2 million and $2.3 million, pursuant to a raw vegetable grower contract in fiscal 2021 and 2020, respectively.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

During the years ended March 31, 2021 and 2020, the Company made charitable contributions to a related party foundation in the amount of approximately $1.0 million and $0.3 million, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions. This Foundation is managed by current employees of the Company.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation (the “Company”) as of March 31, 2021 and 2020, the related statements of consolidated net earnings, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the Company’s internal control over financial reporting as of March 31, 2021, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our report dated June 11, 2021, expresses an unqualified opinion.

Basis for Opinion

The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Report of Independent Registered Public Accounting Firm

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventory – Refer to Notes 1 and 12 in the financial statements

Critical Audit Matter Description

At March 31, 2021, the Company’s inventory was $343.1 million. As described in Notes 1 and 12 to the consolidated financial statements, the Company accounts for substantially all its inventory at the lower of cost, determined using the last-in, first-out (LIFO) method, or market. As permitted by U.S. generally accepted accounting principles, the Company maintains its inventory costs and cost of goods sold on a first-in, first-out (FIFO) basis and adjusts total inventory and cost of goods sold from FIFO to LIFO at the end of each year. The Company values its inventory under the LIFO method based on the inventory levels and the prevailing inventory costs existing at that time.

We identified valuation of inventory as a critical audit matter because of the significant assumptions, manual calculations, and judgements in the LIFO reserve. Auditing management’s calculation was complex and required a high degree of auditor judgement and subjectivity when performing audit procedures and evaluating the audit evidence obtained.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company’s LIFO reserve included the following, among others:

●

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s calculation of the adjustments to convert FIFO inventory balances to LIFO, including controls over management’s review of the manual calculations described above.

●	Tested the completeness, accuracy, and relevance of the underlying data used in management’s calculation to adjust the FIFO inventory balances to LIFO.
●	Tested the calculations and application of management’s methodologies related to the valuation estimates of the LIFO reserve.
●	Tested the mathematical accuracy of management’s manual calculation.

/s/ Plante Moran, P.C.

We have served as the Company’s auditor since 2019.

Southfield, Michigan

June 11, 2021

Schedule II
VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at	Charged/	Charged to	Deductions		Balance
	beginning	(credited)	other	from		at end
	of period	to income	accounts	reserve		of period

Year-ended March 31, 2021:
Allowance for doubtful accounts	$1,598	$(1,304)	$ _	$(45)	(a)	$339
Income tax valuation allowance	$4,473	$201	$-	$-		$4,674

Year-ended March 31, 2020:
Allowance for doubtful accounts	$57	$1,627	$-	$86	(a)	$1,598
Income tax valuation allowance	$3,988	$485	$-	$-		$4,473

(a) Accounts written off, net of recoveries.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

The audit referred to in our report dated June 11, 2021 relating to the consolidated financial statements of Seneca Foods Corporation, which is incorporated in Item 8 of Form 10-K by reference to the Annual Report to Shareholders for the years ended March 31, 2021 and 2020 also included the audit of the consolidated financial statement schedule listed in the accompanying index. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audit.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Plante Moran, P.C.

We have served as the Company’s auditor since 2019.

Southfield, Michigan
June 11. 2021

Corporate Information

Directors
Kathryn J. Boor, Ph.D.	Linda K. Nelson	Arthur S. Wolcott
Dean, College of Agriculture and Life Sciences	Former Chief Financial Officer	Chairman
Cornell University	Birds Eye Foods, Inc.

Peter R. Call	Michael F. Nozzolio	Keith A. Woodward
President	Partner	Former Chief Financial Officer
My-T Acres, Inc.	Harris Beach PLLC	Tennant Company

John P. Gaylord	Donald Stuart
President	Managing Partner/Founder
Jacintoport Terminal Company	Cadent Consulting Group

Officers
Arthur S. Wolcott	Dean E. Erstad	Cynthia L. Fohrd
Chairman	Senior Vice President -	Senior Vice President and
	Sales and Marketing	Chief Administrative Officer

Paul L. Palmby	Matt J. Henschler	John D. Exner
President and Chief Executive Officer	Senior Vice President	General Counsel and Secretary
Technical Services and Development

Timothy J. Benjamin	Aaron M. Girard	Gregory Ide
Senior Vice President	Senior Vice President of Logistics	Vice President, Controller and
Chief Financial Officer and Treasurer		Assistant Secretary

Timothy R. Nelson	Carl A. Cichetti
Senior Vice President	Senior Vice President - Technology and
Operations	Planning and Chief Information Officer

Operations
Western Vegetable Operations	Accounting	Strategic Sourcing
Jon A. Brekken	Mary Sagona	Leon Lindsay
Vice President	Vice President	Vice President

Human Resources	Technical Services	Eastern Vegetable Operations
Amiee Jo Castleberry	Steven F. Lammers	Eric E. Martin
Vice President	Vice President	Vice President

Human Resources	Technical Services	Process Excellence
Diane Marciano	Benjamin M. Scherwitz	Paul Hendrickson
Vice President	Vice President	Vice President

Procurement and Contract Manufacturing	Technology Operations	Seneca Flight
Mark W. Forsting	Timothy Nolan	Richard Leppert
Vice President	Vice President	General Manager

Customer Service	Seneca Snack
Richard L. Waldorf	Beth Newell
Vice President	General Manager

Sales and Marketing Groups
Branded Sales	International	E-Business
Carl B. Bowling	Kevin F. Lipps	Aaron L. Wadell
Vice President	Vice President	Vice President

Foodservice Dry Grocery	Industrial and Ingredient Sales	Marketing
Beau P. Simonson	Victoria A. Ninneman	Bruce S. Wolcott
Vice President	Vice President	Vice President

Private Label Retail	Frozen Sales	Glace Sales
George E. Hopkins, III	Stephen J. Ott	Tracy Shhulis
Vice President	Vice President	Vice President