Form 10-K, Exhibit 13
period 2022-03-31
Seneca Foods Corp
filed 2022-06-10
CIK 88948

Exhibit 13

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Our Business

Seneca is a leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from approximately 1,400 American farms. The Company’s product offerings include canned, frozen and bottled produce, and snack chips. Its products are sold under private label as well as national and regional brands that the Company owns or licenses, including Seneca®, Libby’s®, Aunt Nellie’s®, Cherryman®, Green Valley® and READ®. The Company’s fruits and vegetables are sold nationwide by major grocery outlets, including supermarkets, mass merchandisers, limited assortment stores, club stores and dollar stores. The Company also sells its products to foodservice distributors, restaurants chains, industrial markets, other food processors, export customers in over 90 countries and federal, state and local governments for school and other food programs. Additionally, the Company packs canned and frozen vegetables under contract packing agreements.

The Company’s business strategies are designed to grow its market share and enhance sales and margins. These strategies include: 1) expand the Company’s leadership in the packaged fruit and vegetable industry; 2) provide low cost, high quality vegetable products to consumers through the elimination of costs from the Company’s supply chain and investment in state-of-the-art production and logistical technology; 3) focus on growth opportunities to capitalize on higher expected returns; and 4) pursue strategic acquisitions that leverage the Company’s core competencies.

All references to years are fiscal years ended March 31 unless otherwise indicated.

Smaller Reporting Company Status

Management performed the annual public float test as of the last business day of the Company's second fiscal quarter ended October 2, 2021, and determined that the Company no longer qualifies as a smaller reporting company due to its public float exceeeding $250 million. The Company has continued to use the scaled disclosures permitted for a smaller reporting company through this Annual Report on Form 10-K for the fiscal year ended March 31, 2022. Beginning with the first quarterly report on Form 10-Q in fiscal year 2023, the Company will no longer be eligible to rely on the scaled disclosure exemptions applicable to smaller reporting companies. The Company's status as an accelerated filer was not impacted.

Fluctuations in Commodity, Production, Distribution and Labor Costs

We purchase raw materials, including raw produce, steel, ingredients and packaging materials from growers, commodity processors, steel producers and packaging suppliers. Raw materials and other input costs, such as labor, fuel, utilities and transportation, are subject to fluctuations in price attributable to a number of factors. Fluctuations in commodity prices can lead to retail price volatility and can influence consumer and trade buying patterns. The cost of raw materials, fuel, labor, distribution and other costs related to our operations can increase from time to time significantly and unexpectedly.

We experienced material net cost increases for raw materials and other input costs during fiscal year 2022. We attempt to manage cost inflation risks by locking in prices through short-term supply contracts, advance grower purchase agreements, and by implementing cost saving measures. We also attempt to offset rising input costs by raising sales prices to our customers. However, increases in the prices we charge our customers may lag behind rising input costs. Competitive pressures also may limit our ability to quickly raise prices in response to rising costs. To the extent we are unable to avoid or offset any present or future cost increases our operating results could be materially adversely affected.

Impact of the COVID-19 Pandemic

Business Impact – Commencing at the onset of the COVID-19 pandemic, we implemented a wide range of precautionary measures at our manufacturing facilities and other work locations in response to COVID-19. We have also been working closely with our supply chain partners and our customers to ensure that we can continue to provide uninterrupted service. To date, there has been minimal disruption in our supply chain network, including the supply of fruits and vegetables, packaging or other sourced materials. Thanks to the tremendous efforts of our employees, especially those throughout our supply chain, our ability to serve our customers has not been materially impacted.

We continue to monitor the latest guidance from the CDC, FDA and other federal, state and local authorities regarding COVID-19 to ensure our safety protocols remain current to protect our employees, customers, suppliers and other business partners.

The COVID-19 pandemic continues to pose the risk that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities, partially or completely, for an indefinite period of time, including due to shutdowns that may be requested or required by governmental authorities or imposed by management, or that the pandemic may otherwise interrupt or impair business activities.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Financial Impact to Date – The COVID-19 pandemic has to date had a positive impact on our operating results, and significantly improved our net sales, net income, and net cash provided by operating activities in fiscal year 2021. During fiscal year 2022, our sales volume decreased when compared to fiscal year 2021 due to the extraordinary demand for our products that began in March 2020 and carried into fiscal year 2021 as the COVID-19 pandemic reached the United States and consumers began pantry loading and increasing their at-home consumption as a result of increased social distancing and stay-at-home and work-from home mandates and recommendations. However, demand for our retail products remained strong in fiscal year 2022 and base business net sales were in line with pre-pandemic levels, prior to the extraordinary demand and pantry loading at the height of the pandemic. Foodservice volumes have not yet recovered back to pre-pandemic levels.

Expectations and Risk Factors in Light of a Pandemic – The ultimate impact of a pandemic on our business will depend on many factors, including, among others: how long social distancing and stay-at-home and work-from home policies and recommendations are in effect; our ability to continue to operate our manufacturing facilities, retain a sufficient seasonal workforce, fill open full time positions, maintain our supply chain without material disruption, procure ingredients, packaging and other raw materials when needed despite unprecedented demand in the food industry; the extent to which macroeconomic conditions resulting from the pandemic and the pace of the subsequent recovery may impact consumer eating and shopping habits; and the extent to which consumers continue to work remotely even after the pandemic subsides and how that may impact consumer habits.

Internal controls over financial reporting have not been impacted by COVID-19. Management is continuously monitoring to ensure controls are effective and properly maintained.

Results of Operations - Fiscal Year 2022 versus Fiscal Year 2021

Net Sales:

The following table presents net sales by product category (in thousands):

	Fiscal Year
	2022	2021
Canned vegetables	$1,135,983	$1,172,635
Frozen vegetables	123,895	102,197
Fruit products	84,708	88,431
Snack products	12,332	10,999
Prepared foods	-	71,866
Other	28,362	21,516
	$1,385,280	$1,467,644

Net sales for fiscal year 2022 totaled $1,385.3 million as compared to $1,467.6 million for fiscal year 2021. The overall net sales decrease was $82.3 million, or 5.6%. Of the $82.3 million decrease in net sales, $71.9 million of the decrease resulted from the divestiture of the prepared foods business in fiscal year 2021. Excluding this divestiture, net sales decreased by $10.4 million year over year. This decrease was primarily due to lower sales volumes, which equated to a $93.0 million decrease in net sales that was partially offset by higher selling prices/improved sales mix generating a favorable impact to net sales of $82.6 million compared to the prior fiscal year.

When comparing net sales for fiscal year 2022 to fiscal year 2021, canned vegetable sales decreased $36.7 million, as there was extraordinary sales demand during fiscal year 2021, particularly the first nine months, due to consumer pantry loading that was experienced at the onset of the pandemic and continued throughout fiscal year 2021. Prepared foods decreased $71.9 million due to exiting the business in fiscal year 2021 after the sale of the prepared foods business. Additionally, there was a $3.7 million decrease in fruit product sales. The noted decreases to net sales were partially offset by a $21.7 million increase in frozen vegetable sales driven by increased sales volumes, a $1.3 million increase in snack product sales, and a $6.8 million increase in other sales.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Operating Income:

The following table sets forth the percentages of net sales represented by selected items for fiscal year 2022 and fiscal year 2021 reflected in our consolidated statements of net earnings:

	Fiscal Year
	2022	2021
Gross margin	10.7%	15.8%
Selling, general, and administrative expense	5.5%	5.4%
Other operating expense (income), net	0.1%	-2.0%
Operating income	5.1%	12.3%
Loss from equity investment	0.6%	0.8%
Other non-operating (income) expense	-0.7%	0.2%
Interest expense, net	0.4%	0.4%
Income taxes	1.1%	2.3%

Gross Margin – Gross margin is equal to net sales less cost of products sold. As a percentage of net sales, gross margin was 10.7% for fiscal year 2022 as compared to 15.8% for fiscal year 2021. This decrease in gross margin was due primarily to a LIFO charge of $35.8 million in fiscal year 2022 versus a LIFO credit of $15.6 million in fiscal year 2021, a year over year negative impact to gross margin of $51.4 million. Fiscal year 2022’s large LIFO charge was driven by cost inflation for various inputs, including steel, commodities, labor, ingredients, packaging, fuel and transportation.

Selling, General and Administrative Expense – Selling, general and administrative expense was 5.5% of net sales in fiscal year 2022 and 5.4% of net sales in fiscal year 2021. The increase as a percentage of net sales is primarily due to lower sales and the fixed nature of certain expenses.

Other Operating Expense (Income), net – The Company had net other operating expense of $1.2 million in fiscal year 2022, which was driven by charges for supplemental early retirement plans of $2.5 million and $1.1 million of charges to maintain non-operating facilities classified as held for sale. These charges were offset by a net gain on the sale of assets of $1.6 million, a gain from debt forgiveness on an economic development loan of $0.5 million, and income from land rental of $0.3 million.

The Company had net other operating income of $29.0 million in fiscal year 2021, which was primarily comprised of a net gain on the sale of assets of $31.9 million, including the gain realized upon the divestiture of the prepared foods business. The gain was partially offset by charges to maintain non-operational plants acquired in the Midwest of $1.5 million, a charge for a supplemental early retirement plan of $1.2 million, and a charge for severance of $0.2 million.

Restructuring – The Company did not incur significant restructuring charges during fiscal years 2022 or 2021.

Non-Operating Income:

Loss from Equity Investment – The Company’s loss from equity investment was $7.8 million and $11.5 million for fiscal years 2022 and 2021, respectively. Management assesses the potential for an other-than-temporary impairment of its equity method investment when impairment indicators are identified by considering all available information, including the recoverability of the investment, the earnings and near-term prospects of the investment, factors related to the industry, amongst others relevant information. If an investment is considered to be impaired and the decline in value is other than temporary, an impairment charge is recorded. During fiscal year 2022, the Company recorded an impairment charge of $6.3 million to reduce the carrying value of the equity method investment to $0, as the value of the investment was determined to not be recoverable. During fiscal year 2021, the Company had recorded an other-than-temporary impairment charge of $9.7 million to its equity method investment representing the difference between the carrying value of the Company’s investment and its proportionate share of the investment’s fair value.

Interest Expense, Net – Interest expense, net, was $5.6 million in fiscal year 2022 as compared to $6.1 million in fiscal year 2021. The decrease of $0.5 million was due mostly to lower average outstanding borrowings on the Company’s revolving credit facility and lower average interest rates during fiscal year 2022 versus fiscal year 2021.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Other Non-Operating (Income) Expense – Other non-operating (income) expense totaled ($9.3 million) and $3.5 million in fiscal years 2022 and 2021, respectively, and is comprised of the non-service related pension amounts that are actuarially determined. The amounts can either be income or expense depending on the results of the actuarial calculations. For details of the calculation of these amounts, refer to Note 10 of the Notes to Consolidated Financial Statements.

Income Taxes – As a result of the aforementioned factors, pre-tax earnings decreased from $160.0 million in fiscal year 2021 to $66.2 million in fiscal year 2022. Income tax expense totaled $15.2 million and $33.9 million in fiscal years 2022 and 2021, respectively. The effective tax rate was 23.0% and 21.2% in fiscal years 2022 and 2021, respectively. In fiscal year 2021, the Company was able to carryback the net operating loss (NOL) generated in the 2019 tax year at a 21% corporate tax rate to the 2015 tax year at a 35% corporate tax rate. The NOL carryback had a 2.8% decrease on the fiscal year 2021 rate and without this impact in fiscal year 2022, the tax rate effectively increased by 2.8%. The increase in the effective tax rate was partially offset by a decrease of 0.5% due to the federal income tax credits having a larger impact on the effective tax rate in fiscal year 2022, amongst other decreases. Refer to Note 9 of the Notes to Consolidated Financial Statements for the full tax reconciliation.

Earnings per Share:

	Fiscal Year
	2022	2021
Basic earnings per common share	$5.83	$13.82
Diluted earnings per common share:	$5.79	$13.72

For details of the calculation of these amounts, refer to Note 3 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources

Debt:

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

Revolving Credit Facility – On March 24, 2021, the Company entered into a Fourth Amended and Restated Loan and Security Agreement that provides for a senior revolving credit facility of up to $400.0 million that is seasonally adjusted (the “Revolver”). Maximum borrowings under the Revolver total $300.0 million from April through July and $400.0 million from August through March. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the fruits and vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

As of March 31, 2022 and 2021, the Revolver balance was $20.5 million and $1.0 million, respectively, and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver’s March 24, 2026 maturity.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following table documents the quantitative data for short-term borrowings on the Revolver during fiscal years 2022 and 2021 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2022	2021
Outstanding borrowings	$20,508	$1,000
Interest rate	1.71%	1.38%

	Fiscal Year
	2022	2021
Maximum amount of borrowings	$58,323	$107,967
Average outstanding borrowings	$22,357	$33,453
Weighted average interest rate	1.37%	1.95%

As of March 31, 2021, the Company had $59.8 million of cash and cash equivalents, which was due to the Company paying off substantially all of the Revolver balance in fiscal year 2021 with the proceeds from increased sales volumes resulting from the COVID-19 pandemic. At the onset of fiscal year 2022, the Company utilized this excess cash on hand generated in the previous fiscal year in place of the traditional use of the Revolver until the cash and cash equivalents was liquidated to $10.9 million as of March 31, 2022.

Long-Term Debt – On May 28, 2020 the Company entered into an Amended and Restated Loan and Guaranty Agreement that provides for a $100.0 million unsecured term loan (the “Term Loan”). The amended and restated agreement has a maturity date of June 1, 2025 and converted the Term Loan to a fixed interest rate rather than a variable interest rate in addition to requiring quarterly principal payments of $1.0 million, which commenced during fiscal year 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt. This agreement contains certain covenants, including maintaining a minimum EBITDA and minimum tangible net worth.

As of March 31, 2022, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The March 31, 2022 Revolver balance of $20.5 million is presented as being due in fiscal year 2026, based upon the Revolver’s March 24, 2026 maturity date (in thousands):

2023	$4,000
2024	4,000
2025	4,000
2026	101,408
2027	-
Thereafter	216
Total	$113,624

The Company believes that its cash flows from operations, availability under its Revolver, and cash and cash equivalents on hand will provide adequate funds for the Company’s working capital needs, planned capital expenditures, operating and administrative expenses, and debt service obligations for at least the next 12 months and the foreseeable future.

Restrictive Covenants – The Company’s debt agreements, including the Revolver and Term Loan, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $25,000,000. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loan which for fiscal year 2022 was greater than $50 million in EBITDA. The Company computes its financial covenants as if the Company were on the first-in, first out (FIFO) method of inventory accounting. The Company has met all such financial covenants as of March 31, 2022.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2022, the Company had $7.5 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Cash Flows:

Net Cash Provided by Operating Activities – Net cash provided by operating activities totaled $30.2 million in fiscal year 2022 as compared to $183.2 million in fiscal year 2021, a decrease of $153.0 million. During fiscal year 2022, there was a planned effort to raise inventory levels after the increased sales demand stemming from the COVID-19 pandemic significantly reduced inventory levels in fiscal year 2021. In addition to planning a larger seasonal pack to replenish depleted inventory, input cost inflation was higher in fiscal year 2022, making the seasonal pack more costly to the Company. The reduction in cash provided by operating activities is primarily comprised of decreases in cash provided by inventories, $135.7 million, accounts receivable, $51.3 million, and net earnings, $75.1, which included a one-time gain of $35.8 million for the sale of the prepared foods business in the prior fiscal year. These reductions were partially offset by an increase in cash provided by accounts payable, accrued expenses and other, $85.4 million.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity.

Net Cash (Used in) Provided by Investing Activities – Net cash used in investing activities was $45.2 million for fiscal year 2022 as compared to $2.3 million of net cash provided by investing activities in fiscal year 2021, a change of $47.4 million. Proceeds from the sale of assets in the prior fiscal year included the sale of the Company’s prepared food business. There was not a sale of comparable size in the current fiscal year, which reduced cash provided by the sale of assets by $65.5 million. Additions to property, plant and equipment partially offset the reduction in cash provided by investing activities as they totaled $53.4 million in fiscal year 2022 as compared to $71.4 million in fiscal year 2021, a decrease of $18.1 million. Fiscal year 2021’s additions to property, plant and equipment included the acquisition of two manufacturing facilities and the related equipment therein, and there were no similar acquisitions in fiscal year 2022.

Net Cash Used in Financing Activities – Net cash used in financing activities was $33.9 million for fiscal year 2022, a decrease of $102.4 million compared to net cash used in financing activities for fiscal year 2021 of $136.3 million. In fiscal year 2021, the Company paid down substantially all of its Revolver given the additional sales as a result of pantry loading due to the COVID-19 pandemic. During fiscal year 2021, the Company paid down $597.1 million of debt, primarily the Revolver, and borrowed $478.1 million resulting in a net use of cash totaling $119.0 million. During fiscal year 2022, the Company borrowed $398.6 million and paid down $383.0 million, providing net cash of $15.5 million, which was a change of $134.5 million compared to fiscal year 2021. Other than borrowings under the Revolver, there was no new long-term debt during fiscal year 2022. Additionally, during fiscal year 2022 the Company repurchased $38.8 million of its common stock. By comparison, the Company repurchased $4.4 million during fiscal year 2021, an increase in cash used in financing activities of $34.4 million.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Seasonality

The Company’s revenues typically are highest in the second and third fiscal quarters. This is due, in part, because the Company’s fruit and vegetable sales exhibit seasonal increases in the third fiscal quarter due to increased retail demand during the holiday season. In addition, the Company sells canned and frozen vegetables to a co-pack customer on a bill and hold basis at the end of each pack cycle, which typically occurs during these quarters. The following table shows quarterly information for selected financial statements items during fiscal years 2022 and 2021 to illustrate the Company’s seasonal business (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2022:
Net sales	$235,042	$372,256	$445,593	$332,389
Gross margin	33,623	42,728	44,985	26,596
Net earnings	14,136	11,654	18,664	6,553
Revolver outstanding (at quarter end)	1,000	51,679	33,711	20,508

Fiscal Year 2021:
Net sales	$288,165	$390,294	$484,392	$304,793
Gross margin	48,562	48,943	77,704	56,976
Net earnings	20,706	18,105	72,460	14,829
Revolver outstanding (at quarter end)	34,406	62,611	-	1,000

Accounts Receivable

In fiscal year 2022, accounts receivable increased by $26.9 million or 29.2% versus fiscal year 2021 due to higher sales in the fourth quarter of fiscal year 2022 as compared to the prior fiscal year’s quarter. The increased sales during this time period were driven by higher selling prices and a more favorable selling mix, which was partially offset by lower sales volumes.

Inventories

In fiscal year 2022, inventories increased by $67.2 million or 19.6% primarily reflecting the impact of higher input costs and a planned effort to increase overall inventory levels that were depleted by significant sales in fiscal year 2021. The LIFO reserve balance was $164.5 million at March 31, 2022 versus $128.7 million at the prior year end, an increase of $35.8 million reflecting the inflationary impact on the Company’s input costs.

The Company believes that the use of the LIFO method better matches current costs with current revenues.

Critical Accounting Policies and Estimates

Revenue Recognition and Trade Promotion Expenses – Revenue recognition is completed for most customers at a point in time basis when product control is transferred to the customer.  In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time. During fiscal years 2022 and 2021, the Company sold certain finished goods inventory for cash on a bill and hold basis. The terms of the bill and hold agreement(s) provide that title to the specified inventory is transferred to the customer(s) prior to shipment and the Company has the right to payment (prior to physical delivery) which results in recorded revenue as determined under the revenue recognition standard.

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

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Inventories – The Company uses the lower of cost, determined under the LIFO (last-in, first-out) method, or market, to value substantially all of its inventories. In a high inflation environment that the Company is experiencing, the Company believes that the LIFO method was preferable over the FIFO (first-in, first-out) method because it better matches the cost of current production to current revenue. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on the inventory levels and costs at that time. In contrast, interim LIFO calculations are based on management’s estimates of expected year-end inventory levels, production pack yields, sales and the expected rate of inflation or deflation for the year. The interim LIFO calculations are subject to adjustment in the final year-end LIFO inventory valuation.

Long-Lived Assets – The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Property, plant, and equipment are depreciated over their assigned lives. The assigned lives and the projected cash flows used to test impairment are subjective. If actual lives are shorter than anticipated or if future cash flows are less than anticipated, a future impairment charge or a loss on disposal of the assets could be incurred. Impairment losses are evaluated if the estimated undiscounted value of the cash flows is less than the carrying value. If such is the case, a loss is recognized when the carrying value of an asset exceeds its fair value.

Income Taxes – As part of the income tax provision process of preparing the consolidated financial statements, the Company estimates income taxes. This process involves estimating current tax expenses together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. The Company then assesses the likelihood that any deferred tax assets will be recovered from future taxable income and to the extent it is believed the recovery is not likely, a valuation allowance is established. Refer to Note 9 of the Notes to Consolidated Financial Statements for the full tax reconciliation.

Pension Expense – The Company has a defined benefit plan which is subject to certain actuarial assumptions. The funded status of the pension plan is dependent upon many factors, including returns on invested assets and the level of certain market interest rates, employee-related demographic factors, such as turnover, retirement age and mortality, and the rate of salary increases. Certain assumptions reflect the Company's historical experience and management’s best judgment regarding future expectations.  The penson plan's funded status decreased by $10.0 million during fiscal year 2022 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2022. This funded status decrease was primarily driven by an increase in the plan’s projected benefit obligation due to service cost and interest cost exceeding the actual return on plan assets, partially offset by an actuarial gain on the projected benefit obligation described below.

During fiscal year 2022, the actuarial gain in the pension plan’s projected benefit obligation was primarily driven by an increase in discount rates. The gain was partially offset by actuarial losses due to a combination of data revisions resulting in the demographic losses, a change in near-term assumed salary increases, and an update to the most recently released mortality projection scale by the Society of Actuaries (SOA). During fiscal year 2021, the actuarial loss in the pension plan’s projected benefit obligation was primarily driven by data revisions resulting in demographic losses as well as a decline in discount rates. Additionally, the SOA released an updated mortality projection scale for fiscal year 2021 which partially offset the actuarial loss. Plan assets decreased from $348.9 million as of March 31, 2021 to $327.9 million as of March 31, 2022 primarily due to normal payments of benefits, payments for an annuity lift-out during fiscal year 2022, and expenses, partially offset by an increase in the fair value of plan assets.

The pension plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. This amendment triggered a curtailment event under ASC 715. The curtailment accelerated statement of earnings recognition of the unrecognized prior service cost resulting in $0.1 million curtailment charge in fiscal year 2020. Refer to Note 10 of the Notes to Consolidated Financial Statements for the full pension plan disclosures.

Obligations and Commitments

As of March 31, 2022, the Company was obligated to make cash payments in connection with its debt, operating and finance leases, and purchase commitments. The effect of these obligations and commitments on the Company’s liquidity and cash flows in future periods are listed below. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination.

During fiscal year 2022, the Company entered into new finance and operating leases of approximately $18.7 million, based on the if-purchased value, which was primarily for agricultural and packaging equipment and farm land.

Purchase commitments represent estimated payments to growers for crops that will be grown during the calendar 2022 season.

Due to uncertainties related to uncertain tax positions, the Company is not able to reasonably estimate the cash settlements required in future periods.

The Company has no off-balance sheet debt or other unrecorded obligations other than purchase commitments noted above.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Non-GAAP Financial Measures

Certain disclosures in this report include non-GAAP financial measures. A non-GAAP financial measure is defined as a numerical measure of our financial performance that excludes or includes amounts so as to be different from the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated balance sheets and related consolidated statements of net earnings, comprehensive income (loss), stockholders’ equity and cash flows.

Adjusted net earnings is calculated on a FIFO basis and excludes the impact of the Company’s loss on equity investment and gain on the sale of its prepared foods business. The Company believes this non-GAAP financial measure provides for a better comparison of year over year operating performance. The Company does not intend for this information to be considered in isolation or as a substitute for other measures prepared in accordance with GAAP. Set forth below is a reconciliation of reported net earnings to adjusted net earnings (in thousands):

	Fiscal Year
	2022	2021
Earnings before taxes, as reported	$66,231	$160,016
LIFO charge (credit)	35,821	(15,595)
Loss on equity investment	7,775	11,453
Gain on sale of the prepared food business	-	(34,793)
Adjusted earnings before taxes	109,827	121,081
Income tax at effective tax rates	25,251	25,662
Adjusted net earnings	$84,576	$95,419

Recently Issued Accounting Standards

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which was subsequently amended in November 2018 through ASU No. 2018-19, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses." ASU No. 2016-13 will require entities to estimate lifetime expected credit losses for trade and other receivables along with other financial instruments which will result in earlier recognition of credit losses. Further, the new credit loss model will affect how entities in all industries estimate their allowance for losses for receivables that are current with respect to their payment terms. In November 2019, the FASB issued ASU No. 2019-10, which, among other things, deferred the application of the new guidance on credit losses for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. This guidance will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., a modified-retrospective approach). Effective as of April 1, 2022, the Company will no longer qualify as a smaller reporting company and is therefore no longer eligible for the above-mentioned deferral. The Company expects to adopt ASU No. 2016-03, and the related ASU No. 2018-19 amendments, beginning as of April 1, 2022 and is in the process of assessing the impact, if any, that this new guidance is expected to have on the Company’s results of operations, financial condition and/or financial statement disclosures.

In December 2019, the FASB issued Accounting Standard Update (ASU) No. 2019-12 to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplify areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enacted tax laws or rate changes. The new standard became effective for the Company during the first quarter of fiscal year 2022. The adoption of this ASU did not impact to the Company’s consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform" on Financial Reporting which provides optional guidance for a limited time to ease the potential accounting burden associated with the expected market transition away from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. LIBOR is used to determine interest expense related to the Company’s Revolver, which matures in 2026. This update was effective starting March 12, 2020 and the Company may elect to apply the amendments prospectively through December 31, 2022. We are currently evaluating the effect that ASU 2020-04 will have on our consolidated financial statements and related disclosures.

There were no other recently issued accounting pronouncements that impacted the Company’s consolidated financial statements. In addition, the Company did not adopt any other new accounting pronouncements during fiscal year 2022.

Consolidated Statements of Net Earnings

Seneca Foods Corporation and Subsidiaries
(In thousands, except per share amounts)

	Fiscal Year:
	2022	2021
Net sales	$1,385,280	$1,467,644

Costs and expenses:
Cost of products sold	1,237,348	1,235,459
Selling, general, and administrative expense	76,343	79,950
Other operating expense (income), net	1,174	(29,014)
Plant restructuring	70	182
Total costs and expenses	1,314,935	1,286,577
Operating income	70,345	181,067
Other income and expenses:
Interest expense, net of interest income of $63 and $42, respectively	5,641	6,125
Loss from equity investment	7,775	11,453
Other non-operating (income) expense	(9,302)	3,473
Earnings before income taxes	66,231	160,016
Income taxes	15,224	33,916
Net earnings	$51,007	$126,100

Earnings per share:
Basic	$5.83	$13.82
Diluted	$5.79	$13.72

Weighted average common shares outstanding:
Basic	8,707	9,088
Diluted	8,778	9,158

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

Seneca Foods Corporation and Subsidiaries
(In thousands)

	Fiscal Year:
	2022	2021
Comprehensive income (loss):
Net earnings	$51,007	$126,100
Change in pension and postretirement benefits (net of income tax of $2,423 and ($19,528), respectively)	(7,401)	60,153
Total	$43,606	$186,253

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation and Subsidiaries
(In thousands)

	As of:
	March 31,	March 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$10,904	$59,837
Accounts receivable, less allowance for doubtful accounts of $54 and $339, respectively	119,169	92,221
Contracts receivable	939	911
Inventories	410,331	343,144
Assets held for sale	5,979	8,656
Refundable income taxes	3,866	8,385
Other current assets	4,254	3,145
Total current assets	555,442	516,299
Pension assets	52,866	62,851
Right-of-use assets operating, net	34,008	42,193
Right-of-use assets financing, net	34,867	30,611
Property, plant, and equipment, net	268,043	248,583
Other assets	1,804	8,811
Total assets	$947,030	$909,348

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$87,602	$74,089
Deferred revenue	7,655	4,287
Accrued vacation	11,611	11,660
Accrued payroll	16,998	15,366
Other accrued expenses	23,269	24,403
Current portion of long-term debt and lease obligations	26,020	28,325
Total current liabilities	173,155	158,130
Long-term debt, less current portion	109,624	94,085
Operating lease obligations, less current portion	22,533	27,769
Financing lease obligations, less current portion	19,942	19,232
Deferred income tax liability, net	32,944	28,306
Other liabilities	4,995	4,011
Total liabilities	363,193	331,533
Commitments and contingencies
Stockholders’ equity:
Preferred stock	644	663
Common stock	3,041	3,041
Additional paid-in capital	98,641	98,502
Treasury stock, at cost	(128,879)	(91,198)
Accumulated other comprehensive loss	(26,468)	(19,067)
Retained earnings	636,858	585,874
Total stockholders’ equity	583,837	577,815
Total liabilities and stockholders’ equity	$947,030	$909,348

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation and Subsidiaries
(In thousands)

	Fiscal Year:
	2022	2021
Cash flows from operating activities:
Net earnings	$51,007	$126,100
Adjustments to reconcile net earnings to net cash provided by operations:
Depreciation and amortization	36,523	32,375
Deferred income tax expense	7,061	16,650
Gain on the sale of assets	(1,861)	(31,938)
Provision for restructuring and impairment	284	182
Gain on debt forgiveness	(500)	0
Loss from equity investment	7,775	11,453
401(k) match stock contribution	1,107	1,479
Changes in operating assets and liabilities (net of acquisitions):
Accounts and contracts receivable	(26,976)	24,280
Inventories	(67,187)	68,487
Other current assets	(1,109)	4,083
Accounts payable, accrued expenses, and other liabilities	19,509	(65,936)
Income taxes	4,519	(4,035)
Net cash provided by operating activities	30,152	183,180
Cash flows from investing activities:
Additions to property, plant, and equipment	(53,367)	(71,431)
Proceeds from the sale of assets	8,180	73,688
Net cash (used in) provided by investing activities	(45,187)	2,257
Cash flows from financing activities:
Proceeds from issuance of long-term debt	398,550	478,059
Payments of long-term debt	(383,011)	(597,055)
Payments on financing leases	(7,868)	(6,321)
Change in other assets	(2,758)	(6,604)
Purchase of treasury stock	(38,788)	(4,358)
Preferred stock dividends paid	(23)	(23)
Net cash used in financing activities	(33,898)	(136,302)

Net (decrease) increase in cash and cash equivalents	(48,933)	49,135
Cash and cash equivalents, beginning of year	59,837	10,702
Cash and cash equivalents, end of year	$10,904	$59,837

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,481	$5,094
Income taxes paid	$2,971	$22,692
Noncash transactions:
Property, plant and equipment issued under finance and operating leases	$18,734	$3,749
Property, plant and equipment purchased on account	$1,267	$19

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation and Subsidiaries
(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings

Balance March 31, 2020	$681	$3,041	$98,384	$(88,319)	$(79,220)	$459,797
Net earnings	-	-	-	-	-	126,100
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	100	-	-	-
Contribution of 401(k) match	-	-	-	1,479	-	-
Purchase of treasury stock	-	-	-	(4,358)	-	-
Preferred stock conversion	(18)	-	18	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $19,528)	-	-	-	-	60,153	-
Balance March 31, 2021	663	3,041	98,502	(91,198)	(19,067)	585,874
Net earnings	-	-	-	-	-	51,007
Cash dividends paid on preferred stock	-	-	-	-	-	(23)
Equity incentive program	-	-	120	-	-	-
Contribution of 401(k) match	-	-	-	1,107	-	-
Purchase of treasury stock	-	-	-	(38,788)	-	-
Preferred stock conversion	(19)	-	19	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $2,423)	-	-	-	-	(7,401)	-
Balance March 31, 2022	$644	$3,041	$98,641	$(128,879)	$(26,468)	$636,858

	Preferred Stock				Common Stock
	6% Voting	10% Voting		2003 Series
	Cumulative	Cumulative	Participating	Participating	Class A	Class B
	Callable	Convertible	Convertible	Convertible	Common	Common
	Par $0.25	Par $0.025	Par $0.025	Par $0.025	Par $0.25	Par $0.25
Shares authorized and designated:
March 31, 2022	200,000	1,400,000	32,256	500	20,000,000	10,000,000
Shares outstanding:
March 31, 2021	200,000	807,240	33,855	500	7,353,545	1,709,638
March 31, 2022	200,000	807,240	32,256	500	6,627,318	1,705,930
Stock amount	$50	$202	$385	$7	$2,546	$495

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the “Parent Company”) and subsidiaries (the “Company”) currently has 26 facilities in eight states in support of its operations. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

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

Subsequent Events — The Company has evaluated subsequent events for disclosure through the date of issuance of the accompanying consolidated financial statements.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current period classification.

Cash Equivalents — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents.

Fair Value of Financial Instruments — The carrying values of cash and cash equivalents (Level 1), accounts receivable, short-term debt (Level 2) and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. See Note 12, Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

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

Cash and cash equivalents as of March 31, 2021 included an investment in a money market fund, which was classified within Level 1 of the fair value hierarchy because it has readily-available market prices in active markets that are publicly accessible at the measurement date. The money market fund was liquidated during fiscal year 2022 and had a balance of $0 as of March 31, 2022.

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

Inventories — Substantially all inventories are stated at the lower of cost or market with cost determined using the last-in, first-out (“LIFO”) method. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on the inventory levels and costs at that time. In contrast, interim LIFO calculations are based on management’s estimates of expected year-end inventory levels, production pack yields, sales and the expected rate of inflation or deflation for the year. The interim LIFO calculations are subject to adjustment in the final year-end LIFO inventory valuation.

Notes to Consolidated Financial Statements

Assets Held for Sale — The Company classifies its assets as held for sale at the time management commits to a plan to sell the asset, the asset is actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Due to market conditions, certain assets may be classified as held for sale for more than one year as the Company continues to actively market the assets. Assets that meet the held for sale criteria are presented separately on the consolidated balance sheet at the lower of carrying value or estimated fair value less costs to sell and depreciation is no longer recognized.

Property, Plant and Equipment — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. The estimated useful lives are as follows:

	Years
Land improvements	10	-	20
Buildings and improvements		30
Machinery & equipment	10	-	15
Office furniture	3	-	5
Vehicles	3	-	7
Computer software	3	-	5

Long-Lived Assets — The Company assesses its long-lived assets for impairment whenever there is an indicator of impairment. Impairment losses are evaluated if the estimated undiscounted cash flows from using the assets are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value.

Additionally, the Company assesses the potential for an other-than-temporary impairment of its equity method investment when impairment indicators are identified by considering all available information, including the recoverability of the investment, the earnings and near-term prospects of the investment, factors related to the industry, amongst others relevant information. If an investment is considered to be impaired and the decline in value is other than temporary, an impairment charge is recorded. During fiscal year 2022, the Company recorded an impairment charge of $6.3 million to reduce the carrying value of the equity method investment to $0, as the value of the investment was determined to not be recoverable. During fiscal year 2021, the Company had recorded an other-than-temporary impairment charge of $9.7 million to its equity method investment representing the difference between the carrying value of the Company’s investment and its proportionate share of the investment’s fair value. These charges are included in “Loss from equity investment” in the Company’s Consolidated Statements of Net Earnings.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. As of March 31, 2022 there were $0.8 million of unamortized financing cost included in other current assets and $0.1 million of unamortized financing costs included as a contra to long-term debt and current portion of long-term debt on the Consolidated Balance Sheets.

Revenue Recognition — Revenue recognition is completed for most customers at a point in time basis when product control is transferred to the customer.  In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time. The Company does sell certain finished goods inventory for cash on a bill and hold basis. The terms of the bill and hold agreement(s) provide that title to the specified inventory is transferred to the customer(s) prior to shipment and the Company has the right to payment (prior to physical delivery) which results in recorded revenue as determined under the revenue recognition standard.

See Note 2, Revenue Recognition, for further discussion of the policy.

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

Notes to Consolidated Financial Statements

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables and interest-bearing investments. Wholesale and retail food distributors comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total net sales. The top ten customers represented approximately 53% and 50% of net sales for fiscal years 2022 and 2021, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Advertising Costs — Advertising costs are expensed as incurred and totaled $2.2 million and $1.8 million in fiscal years 2022 and 2021, respectively.

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

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the “if-converted” method, which treats the contingently-issuable shares of convertible preferred stock as common stock. Restricted stock is included in the diluted earnings per share calculation.

Recently Issued Accounting Standards — In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which was subsequently amended in November 2018 through ASU No. 2018-19, "Codification Improvements to Topic 326, Financial Instruments – Credit Losses." ASU No. 2016-13 will require entities to estimate lifetime expected credit losses for trade and other receivables along with other financial instruments which will result in earlier recognition of credit losses. Further, the new credit loss model will affect how entities in all industries estimate their allowance for losses for receivables that are current with respect to their payment terms. In November 2019, the FASB issued ASU No. 2019-10, which, among other things, deferred the application of the new guidance on credit losses for smaller reporting companies to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. This guidance will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., a modified-retrospective approach). Effective as of April 1, 2022, the Company will no longer qualify as a smaller reporting company and is therefore no longer eligible for the above-mentioned deferral. The Company expects to adopt ASU No. 2016-03, and the related ASU No. 2018-19 amendments, beginning as of April 1, 2022 and is in the process of assessing the impact, if any, that this new guidance is expected to have on the Company’s results of operations, financial condition and/or financial statement disclosures.

In December 2019, the FASB issued Accounting Standard Update (ASU) No. 2019-12 to simplify the accounting for income taxes by removing certain exceptions to the general principles and simplify areas such as franchise taxes, step-up in tax basis goodwill, separate entity financial statements and interim recognition of enacted tax laws or rate changes. The new standard became effective for the Company during the first quarter of fiscal year 2022. The adoption of this ASU did not impact to the Company’s consolidated financial statements and related disclosures.

Notes to Consolidated Financial Statements

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting" which provides optional guidance for a limited time to ease the potential accounting burden associated with the expected market transition away from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. LIBOR is used to determine interest expense related to the Company’s Revolver, which matures in 2026. This update was effective starting March 12, 2020 and the Company may elect to apply the amendments prospectively through December 31, 2022. We are currently evaluating the effect that ASU 2020-04 will have on our consolidated financial statements and related disclosures.

There were no other recently issued accounting pronouncements that impacted the Company’s consolidated financial statements. In addition, the Company did not adopt any other new accounting pronouncements during fiscal year 2022.

2. Revenue Recognition

The Company applies the provisions of ASC 606-10, "Revenue from Contracts with Customers", and recognizes revenue under the core principle to depict the transfer of products to customers in an amount reflecting the consideration the Company expects to receive. The Company conducts its business almost entirely in food packaging, which contributed approximately 98% of the Company's fiscal year 2022 net sales.

Nature of products — The Company manufactures and sells the following:

•	private label products to retailers, such as supermarkets, mass merchandisers, and specialty retailers, for resale under the retailers’ own or controlled labels;
•	private label and branded products to the foodservice industry, including foodservice distributors and national restaurant operators;
•	branded products under our own proprietary brands, primarily on a national basis to retailers;
•	branded products under co-pack agreements to other major branded companies for their distribution; and
•	products to our industrial customer base for repackaging in portion control packages and for use as ingredients by other food manufacturers.

Disaggregation of revenue — In the following table, segment revenue is disaggregated by product category groups (in thousands):

	Fiscal Year
	2022	2021
Canned vegetables	$1,135,983	$1,172,635
Frozen vegetables	123,895	102,197
Fruit products	84,708	88,431
Snack products	12,332	10,999
Prepared foods	-	71,866
Other	28,362	21,516
	$1,385,280	$1,467,644

When Performance Obligations Are Satisfied — A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account for revenue recognition.  A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.  The Company’s primary performance obligation is the production of food products and secondarily case and labeling services and storage services for certain bill and hold sales.

Revenue recognition is completed primarily at a point in time basis when product control is transferred to the customer.  In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time.

Notes to Consolidated Financial Statements

Customer contracts generally do not include more than one performance obligation.  When a contract does contain more than one performance obligation, we allocate the contract’s transaction price to each performance obligation based on its relative standalone selling price. The standalone selling price for each distinct good is generally determined by directly observable data.

The performance obligations in our contracts are generally satisfied within one year. As such, we have not disclosed the transaction price allocated to remaining performance obligations for labeling and storage as of March 31, 2022 which is included in deferred revenue on the consolidated balance sheet.

Significant Payment Terms — Our customer contracts identify the product, quantity, price, payment and final delivery terms.  Payment terms usually include early pay discounts.  We grant payment terms consistent with industry standards. Although some payment terms may be more extended, no terms beyond one year are granted at contract inception.  As a result, we do not adjust the promised amount of consideration for the effects of a significant financing component because the period between our transfer of a promised good or service to a customer and the customer’s payment for that good or service will be generally 30 days or less.

Shipping — All shipping and handling costs associated with outbound freight are accounted for as fulfillment costs and are included in the cost of sales; this includes shipping and handling costs after control over a product has transferred to a customer.

Variable Consideration — In addition to fixed contract consideration, some contracts include some form of variable consideration.  Trade promotions are an important component of the sales and marketing of the Company’s branded products, and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time.

Contract Balances — The contract asset balances are $0.9 million as of March 31, 2022 and 2021. The contract liability balance is immaterial.  The Company does not have significant deferred revenue or unbilled receivable balances because of transactions with customers.  The Company does have deferred revenue for prepaid case and labeling and storage services which have been collected from bill and hold sales.

Contract Costs — We have identified certain incremental costs to obtain a contract, primarily sales commissions, requiring capitalization under the standard.  The Company continues to expense these costs as incurred because the amortization period for the costs would have been one year or less.  The Company does not incur significant fulfillment costs requiring capitalization.

Notes to Consolidated Financial Statements

3. Earnings per Share

Earnings per share for fiscal years 2022 and 2021 are as follows (in thousands, except per share amounts):

	Fiscal Year:
	2022	2021

Basic
Net earnings	$51,007	$126,100
Deduct preferred stock dividends	23	23
Undistributed earnings	50,984	126,077
Earnings attributable to participating preferred shareholders	196	493
Earnings attributable to common shareholders	$50,788	$125,584
Weighted average common shares outstanding	8,707	9,088
Basic earnings per common share	$5.83	$13.82
Diluted
Earnings attributable to common shareholders	$50,788	$125,584
Add dividends on convertible preferred stock	20	20
Earnings attributable to common stock on a diluted basis	$50,808	$125,604
Weighted average common shares outstanding-basic	8,707	9,088
Additional shares to be issued related to the equity compensation plan	4	3
Additional shares to be issued under full conversion of preferred stock	67	67
Total shares for diluted	8,778	9,158
Diluted earnings per share	$5.79	$13.72

4. Inventories

The Company uses the LIFO method of valuing inventory as it believes this method allows for better matching of current production cost to current revenue. As of March 31, 2022 and 2021, first-in, first-out (“FIFO”) based inventory costs exceeded LIFO based inventory costs, resulting in a LIFO reserve of $164.5 million and $128.7 million, respectively. In order to state inventories at LIFO, the Company recorded an increase to cost of products sold of $35.8 million for fiscal year 2022 as compared to a decrease to cost of products sold of $15.6 million for fiscal year 2021. The inventories by category and the impact of using the LIFO method are shown in the following table (in thousands):

	As of:
	March 31,	March 31,
	2022	2021
Finished products	$385,681	$317,654
In process	23,652	25,175
Raw materials and supplies	165,491	128,987
	574,824	471,816
Less excess of FIFO cost over LIFO cost	164,493	128,672
Total inventories	$410,331	$343,144

Notes to Consolidated Financial Statements

5. Property, Plant and Equipment

Property, plant and equipment is comprised of the following (in thousands):

	As of:
	March 31,	March 31,
	2022	2021

Land and land improvements	$42,981	$42,647
Buildings and improvements	202,444	$188,333
Machinery & equipment	403,192	371,925
Office furniture, vehicles and computer software	10,003	9,404
Construction in progress	29,976	32,580
Property, plant and equipment, cost	688,596	644,889
Less: accumulated depreciation	(420,553)	(396,306)
Property, plant and equipment, net	$268,043	$248,583

Depreciation expense totaled $30.2 million and $27.1 million for fiscal years 2022 and 2021, respectively.

6. Assets Held For Sale

As of March 31, 2022, the Company has certain non-operating facilities and equipment in the Pacific Northwest and in the Midwest that have met the criteria to be classified as held for sale, which requires the Company to present the related assets and liabilities as separate line items in our Consolidated Balance Sheet. The Company recorded charges of $0.1 million and $0.6 million in fiscal years 2022 and 2021, respectively, in order to properly reflect the carrying value of the assets held for sale as equal to the lower of carrying value or fair value less costs to sell. The following table presents information related to the major classes of assets and liabilities that were held for sale in our Consolidated Balance sheets (in thousands):

	As of:
	March 31,	March 31,
	2022	2021
Property, plant and equipment (net)	$5,979	$8,656
Current assets held for sale	$5,979	$8,656

7. Long-Term Debt

Long-term debt is comprised of the following (in thousands):

	As of
	March 31,	March 31,
	2022	2021
Revolving credit facility	$20,508	$1,000
Term loan	92,900	96,869
Economic development note	-	500
Other	216	216
Total long-term debt	113,624	98,585
Less current portion	4,000	4,500
Long-term debt, less current portion	$109,624	$94,085

Notes to Consolidated Financial Statements

Revolving credit facility — On March 24, 2021, the Company entered into a Fourth Amended and Restated Loan and Security Agreement that provides for a senior revolving credit facility of up to $400 million that is seasonally adjusted (the “Revolver”). Maximum borrowings under the Revolver total $300.0 million from April through July and $400.0 million from August through March. The Revolver balance as of March 31, 2022 was $20.5 million and is included in Long-Term Debt in the accompanying Consolidated Balance Sheet due to the Revolver’s March 24, 2026 maturity. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but can vary from a few days to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The following table documents the quantitative data for short-term borrowings on the Revolver during fiscal years 2022 and 2021 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2022	2021
Outstanding borrowings	$20,508	$1,000
Interest rate	1.71%	1.38%

	Fiscal Year
	2022	2021
Maximum amount of borrowings	$58,323	$107,967
Average outstanding borrowings	$22,357	$33,453
Weighted average interest rate	1.37%	1.95%

Term loan — On May 28, 2020 the Company entered into an Amended and Restated Loan and Guaranty Agreement that provides for a $100.0 million unsecured term loan (the “Term Loan”). The amended and restated agreement has a maturity date of June 1, 2025 and converted the Term Loan to a fixed interest rate of 3.30% until maturity rather than a variable interest rate in addition to requiring quarterly principal payments of $1.0 million, which commenced during fiscal year 2021. The Company incurred financing costs totaling $0.2 million which have been classified as a discount to the debt. This agreement contains certain covenants, including maintaining a minimum EBITDA and minimum tangible net worth.

Covenants & other debt matters — The Company’s debt agreements, including the Revolver and term loan, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $25,000,000. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loan which for fiscal year 2022 was greater than $50 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2022.

The Company's debt agreements limit the payment of dividends and other distributions. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,000 that the Company presently pays on two outstanding classes of preferred stock. The carrying value of assets pledged for secured debt, including the Revolver, is $598.4 million as of March 31, 2022.

Notes to Consolidated Financial Statements

Debt repayment requirements for the next five fiscal years are (in thousands):

2023	$4,000
2024	4,000
2025	4,000
2026	101,408
2027	-
Thereafter	216
Total	$113,624

8. Leases

The Company determines whether an arrangement is a lease at inception of the agreement. Presently, the Company leases land, machinery and equipment under various operating and financing leases.

Right-of-Use, or ROU, assets represent the Company’s right to use the underlying assets for the lease term and lease obligations represent the net present value of the Company’s obligation to make payments arising from these leases. ROU assets and lease obligations are recognized at commencement date based on the present value of lease payments over the lease term using the implicit lease interest rate or, when unknown, an incremental borrowing rate based on the information available at commencement date or April 1, 2019 for leases that commenced prior to that date.

Lease terms may include options to extend or terminate the lease, and the impact of these options are included in the calculation of the ROU asset and lease obligation only when the exercise of the option is at the Company’s sole discretion and it is reasonably certain that the Company will exercise that option. The Company will not separate lease and non-lease components for its leases when it is impractical to separate the two. In addition, the Company has certain leases that have variable payments based solely on output or usage of the leased asset. These variable operating lease assets are excluded from the Company’s balance sheet presentation and expensed as incurred. Leases with an initial term of 12 months or less, or short-term leases, are not recorded on the accompanying Consolidated Balance Sheets.

ROU assets and lease obligations for the Company’s operating and financing leases are disclosed separately in the Company’s Consolidated Balance Sheets.

The components of lease cost were as follows (in thousands):

	Fiscal Year:
	2022	2021
Lease cost:
Amortization of right of use asset	$5,970	$4,746
Interest on lease liabilities	1,048	1,102
Finance lease cost	7,018	5,848
Operating lease cost	19,250	23,736
Total lease cost	$26,268	$29,584

Notes to Consolidated Financial Statements

	Fiscal Year:
	2022	2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from finance leases	$1,048	$1,102
Operating cash flows from operating leases	19,010	23,864
Financing cash flows from finance leases	7,868	6,321
Total	$27,926	$31,287

Right-of-use assets obtained in exchange for new finance lease liabilities	$10,226	$1,740
Right-of-use assets obtained in exchange for new operating lease liabilities	$8,508	$2,009
Weighted-average lease term (years):
Financing leases	4.6	4.5
Operating leases	4.3	3.5
Weighted-average discount rate (percentage):
Financing leases	3.4	4.1
Operating leases	4.2	4.4

Undiscounted future lease payments under non-cancelable operating leases and financial leases, along with a reconciliation of undiscounted cash flows to operating and financing lease liabilities, respectively, as of March 31, 2022 were as follows (in thousands):

Years ending March 31:	Operating	Financing
2023	$14,779	$9,247
2024	8,969	7,725
2025	5,130	4,361
2026	2,912	3,274
2027	2,460	2,216
2028-2032	5,063	3,874
Total minimum payment required	$39,313	$30,697
Less interest	3,186	2,329
Present value of minimum lease payments	36,127	28,368
Amount due within one year	13,594	8,426
Long-term lease obligation	$22,533	$19,942

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

Notes to Consolidated Financial Statements

9. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows (in thousands):

	Fiscal Year:
	2022	2021
Current:
Federal	$4,780	$13,121
State	3,383	4,145
Total	8,163	17,266

Deferred:
Federal	$7,017	$13,486
State	44	3,164
Total	7,061	16,650
Total income taxes	$15,224	$33,916

A reconciliation of the expected U.S. statutory rate to the effective rate follows:

	Fiscal Year:
	2022	2021
Computed (expected tax rate)	21.0%	21.0%
State income taxes (net of federal tax benefit)	3.7%	3.1%
Federal credits	-0.8%	-0.3%
Reduction to uncertain tax positions	0.0%	-0.1%
Permanent differences	0.1%	0.0%
State credit expiration	0.9%	0.0%
Change in valuation allowance	-1.1%	0.2%
Federal return to accrual	-0.9%	0.0%
Federal net operating loss (NOL) carryback rate difference	0.0%	-2.8%
Interest received on federal NOL carryback	-0.3%	-0.2%
Other	0.4%	0.3%
Effective income tax rate	23.0%	21.2%

The effective tax rate was 23.0% and 21.2% in fiscal years 2022 and 2021, respectively. In fiscal year 2021, the Company was able to carryback the NOL generated in the 2019 tax year at a 21% corporate tax rate to the 2015 tax year at a 35% corporate tax rate. The NOL carryback had a 2.8% decrease on the fiscal year 2021 rate and without this impact in fiscal year 2022, the tax rate effectively increased by 2.8%. The increase in the effective tax rate was partially offset by a decrease of 0.5% due to the federal income tax credits having a larger impact on the effective tax rate in fiscal year 2022, amongst other decreases noted in the table above.

Notes to Consolidated Financial Statements

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities (in thousands):

	As of:
	March 31,	March 31,
	2022	2021
Deferred income tax assets:
Future tax credits	$5,244	$5,884
Inventory valuation	3,098	2,204
Employee benefits	2,191	2,063
Insurance	345	685
Other comprehensive loss	8,975	6,511
Interest	3	4
Prepaid revenue	374	463
Net operating loss and other tax attribute carryovers	610	85
Equity investment basis difference	-	1,589
Other	-	815
Total assets	20,840	20,303
Deferred income tax liabilities:
Property basis and depreciation difference	21,807	17,975
Intangibles	17	33
Right of use assets	5,764	4,371
Pension	21,253	21,556
Other	1,012	-
Total liabilities	49,853	43,935
Valuation allowance - noncurrent	3,931	4,674
Net deferred income tax liability	$(32,944)	$(28,306)

Net deferred income tax liabilities of $32.9 million and $28.3 million as of March 31, 2022 and 2021, respectively, are recognized as noncurrent liabilities in the Consolidated Balance Sheets.

The Company has state tax credit carryforwards amounting to $1.5 million (California, net of Federal impact), $1.3 million (New York, net of Federal impact), and $2.4 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2028 (California), through 2035 (New York), and through 2037 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets and at March 31, 2022, the Company has recorded a valuation allowance amounting to $3.9 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income taxes rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Notes to Consolidated Financial Statements

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other accrued expenses or other long-term liabilities on the Consolidated Balance Sheets depending on their expected settlement date. The change in the liability for fiscal years 2022 and 2021 consists of the following (in thousands):

	As of:
	March 31,	March 31,
	2022	2021
Beginning balance	$376	$2,065
Tax positions related to current year:
Additions	160	279
Tax positions related to prior years:
Additions	215	34
Reductions	-	(1,626)
Lapses in statues of limitations	(75)	(376)
Balance as of March 31,	$676	$376

As of March 31, 2022 and 2021 unrecognized tax benefits include $0.7 million and $0.4 million of tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During fiscal year 2022, the decrease in interest and penalties was not significant. In fiscal year 2021, the Company recognized a decrease of $0.2 million in interest and penalties. As of March 31, 2022 and 2021, the Company had an insignificant amount interest and penalties accrued, associated with unrecognized tax benefits.

Although management believes that an adequate position has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on earnings. During fiscal year 2022, the statute of limitations lapsed on one uncertain tax position. The lapse results in the position no longer being uncertain. As a result of the statute of limitations lapse and in accordance with its accounting policies, the Company recorded a decrease to the liability and a decrease to income tax expense of $0.1 million.

The federal income tax returns for fiscal years after 2015 are open because the Company claimed refunds on taxable income for fiscal years 2017 and 2016. Fiscal years 2018, 2019, and 2020 are currently under audit with the Internal Revenue Service.

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

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2022 and a statement of the funded status as of March 31, 2022 and 2021 (in thousands):

	Fiscal Year:
	2022	2021
Change in benefit obligation
Benefit obligation at beginning of year	$286,063	$278,227
Service cost	8,483	9,326
Interest cost	7,721	9,266
Actuarial (gain) loss	(972)	17,712
Benefit payments and expenses	(26,294)	(28,468)
Benefit obligation at end of year	$275,001	$286,063

Change in plan assets
Fair value of plan assets at beginning of year	$348,914	$202,485
Actual return on plan assets	6,666	103,166
Employer contributions	-	73,000
Benefit payments and expenses	(27,713)	(29,737)
Fair value of plan assets at end of year	$327,867	$348,914

Funded status	$52,866	$62,851

The funded status decreased by $10.0 million during fiscal year 2022 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2022. This funded status decrease was primarily driven by an increase in the plan’s projected benefit obligation due to service cost and interest cost exceeding the actual return on plan assets, partially offset by an actuarial gain on the projected benefit obligation described below.

During fiscal year 2022, the actuarial gain in the pension plan’s projected benefit obligation was primarily driven by an increase in discount rates. The gain was partially offset by actuarial losses due to a combination of data revisions resulting in the demographic losses, a change in near-term assumed salary increases, and an update to the most recently released mortality projection scale by the Society of Actuaries (SOA). During fiscal year 2021, the actuarial loss in the pension plan’s projected benefit obligation was primarily driven by data revisions resulting in demographic losses as well as a decline in discount rates. Additionally, the SOA released an updated mortality projection scale for fiscal year 2021 which partially offset the actuarial loss. Plan assets decreased from $348.9 million as of March 31, 2021 to $327.9 million as of March 31, 2022 primarily due to normal payments of benefits, payments for an annuity lift-out during fiscal year 2022, and expenses, partially offset by an increase in the fair value of plan assets.

The following table provides the components of the Plan’s accumulated other comprehensive loss, pre-tax (in thousands):

	Fiscal Year:
	2022	2021
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss

Prior service cost	$(167)	$(258)
Net loss	(36,136)	(26,265)
Accumulated other comprehensive pre-tax loss	$(36,303)	$(26,523)

Notes to Consolidated Financial Statements

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2022 and 2021 (in thousands):

	Fiscal Year:
	2022	2021
Service cost including administration	$9,508	$10,627
Interest cost	7,721	9,266
Expected return on plan assets	(17,114)	(15,804)
Amortization of net loss	-	9,919
Prior service cost	91	91
Net periodic benefit cost	$206	$14,099

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

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	Fiscal Year:
	2022	2021
Weighted Average Assumptions for Balance Sheet Liability at End of Year:

Discount rate - projected benefit obligation	3.81%	3.43%
Rate of compensation increase	3.00%	3.00%
Mortality table	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2020

Weighted Average Assumptions for Benefit Cost at Beginning of Year:

Discount rate - benefit obligations	3.43%	3.69%
Discount rate - interest cost	2.68%	3.30%
Discount rate - service cost	3.75%	3.87%
Expected return on plan assets	5.00%	7.25%
Rate of compensation increase	3.00%	3.00%

Plan Assets

Investment Policy and Strategy - During fiscal year 2022, the Company adjusted its investment policy with a shift towards more liability-driven investments to reduce the ongoing volatility of the Plan’s funded status. Prior to fiscal 2022, the Company had maintained an investment policy focused on investing in public company securities to achieve a long-term rate of return. The current target allocation is 28% to a diversified mix of return-seeking investments including equities and alternative investments and 72% to fixed income investments. Additionally, the Company has implemented a glide path approach that will adjust the asset allocation as the Plan’s funded status changes, with more assets being allocated to fixed income investments as the funded status improves to continue to reduce the Plan’s funded status volatility.

Notes to Consolidated Financial Statements

The Company's plan assets consist of the following:

	Target	Percentage of Plan
	Allocation	Assets at March 31,
	2023	2022	2021
Equity securities	19%	21%	48%
Debt securities	72%	61%	50%
Real estate	6%	7%	-
Cash	-	7%	2%
Other	3%	4%	-
Total	100%	100%	100%

The following table sets forth by level, within the fair value hierarchy (as defined in Note 1), plan assets at their fair values as of March 31, 2022 (in thousands):

	Level 1	Level 2	Level 3	`	Subtotal	Measured at NAV (1)	Total
Equity securities	$29,427	$-	$-		$29,427	$-	$29,427
Held in common/collective trusts
Equity securities	-	-	-		-	40,969	40,969
Real estate	-	-	-		-	23,200	23,200
Debt securities	-	-	-		-	200,224	200,225
Cash/short-term investments (2)	-	-	-		-	22,224	22,224
Other investments	-	-	-		-	11,822	11,822
Fair value of plan assets	$29,427	$-	$-		$29,427	$298,439	$327,867

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy but are included to reconcile to the amounts presented in our Obligations and Funded Status table.

(2)

The cash/short term investments consist of a money market fund that holds individual, high quality, short duration fixed income investments, however the fund does not trade on public markets. The Company elected to consistently apply the practical expedient to all investments within common/collective trusts, and therefore, the fair value of this fund is measured at net asset value per share.

As of March 31, 2021, all plan assets were valued at fair market value as a level 1 investment due to their public active market.

Expected Return on Plan Assets

For fiscal year 2022, the expected long term rate of return on Plan assets was 5.00%. For fiscal year 2023, the Company will continue to use the expected long term rate of return on Plan assets of 5.00%. The Company expected 5.00% to fall within the 35 to 65 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation for both fiscal years 2022 and 2023.

Cash Flows

Expected contributions for fiscal year ending March 31, 2023 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	$-

Notes to Consolidated Financial Statements

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2023			$10,101
2024			10,773
2025			11,550
2026			12,349
2027			13,116
2028	-	2032	75,037

401(k) Plans

The Company also has employees’ savings 401(k) plans covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. Costs charged to operations for the Company’s matching contributions amounted to $1.1 million and $1.6 million in fiscal years 2022 and 2021, respectively. In fiscal years 2022 and 2021, the matching contribution was entirely treasury stock. This stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

Unfunded Deferred Compensation Plan

The Company sponsors an unfunded nonqualified deferred compensation plan to permit certain eligible employees to defer receipt of a portion of their compensation to a future date. This plan was designed to compensate the plan participants for any loss of company contributions under the 401(k) plans. The total cost for this plan was not significant in fiscal years 2022 or 2021.

11. Stockholders’ Equity

Preferred Stock — The Company has authorized three classes of preferred stock consisting of 200,000 shares of Six Percent (6%) Voting Cumulative Preferred Stock, par value $0.25 (“6% Preferred”); 30,000 shares of Preferred Stock Without Par Value to be issued in series by the Board of Directors, none of which are currently designated or outstanding; and 8,200,000 shares of Preferred Stock with $0.025 par value, Class A, to be issued in series by the Board of Directors (“Class A Preferred”). The Board of Directors has designated four series of Class A Preferred including 10% Cumulative Convertible Voting Preferred Stock—Series A (“Series A Preferred”); 10% Cumulative Convertible Voting Preferred Stock—Series B (“Series B Preferred”); Convertible Participating Preferred Stock; and Convertible Participating Preferred Stock, Series 2003.

The Convertible Participating Preferred Stock and Convertible Participating Preferred Stock, Series 2003 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. These series of preferred stock have the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal year 2022 or 2021. In addition, these series of preferred stock have certain distribution rights upon liquidation. Upon conversion, shares of these series of preferred stock become authorized but unissued shares of Class A Preferred and may be reissued as part of another series of Class A Preferred. As of March 31, 2022, the Company has an aggregate of 6,767,244 shares of non-designated Class A Preferred authorized for issuance.

The Convertible Participating Preferred Stock has a liquidation preference of $12 per share and a stated value of $11.931 per share. There were 32,256 shares outstanding as of March 31, 2022 and 1,600 conversions during the fiscal year. The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has 500 shares outstanding as of March 31, 2022.

There are 407,240 shares of Series A Preferred outstanding as of March 31, 2022 which are convertible into one share of Class A Common Stock and one share of Class B Common stock for every 20 shares of Series A Preferred. There are 400,000 shares of Series B Preferred outstanding as of March 31, 2022 which are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B preferred. There are 200,000 shares of 6% Preferred outstanding as of March 31, 2022 which are callable at their par value at any time at the option of the Company. The Company paid dividends of $20,000 on the Series A and Series B Preferred and $3,000 on the 6% Preferred during each of fiscal year 2022 and 2021.

Notes to Consolidated Financial Statements

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During fiscal year 2022, there were no shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2022 and 2021. Additionally, there were 32,756 and 34,355 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2022 and 2021, respectively.

Treasury Stock — During fiscal year 2022 the Company repurchased $38.8 million, or 768,018 shares of its Class A Common Stock and none of its Class B Common Stock. As of March 31, 2022, there is a total of $128.9 million, or 3,839,348 shares, of repurchased stock. These shares are not considered outstanding. The Company contributed $1.1 million or 32,217 treasury shares for the 401(k) match in fiscal year 2022 as described in Note 10, Retirement Plans.

12. Fair Value of Financial Instruments

The carrying amount and estimated fair values of the Company's debt are summarized as follows (in thousands):

	As of:
	March 31,		March 31,
	2022		2021
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Long-term debt, including current portion	$113,624	$108,608	$98,585	$97,226

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

13. Other Operating Income and Expense

The Company had net other operating expense of $1.2 million in fiscal year 2022, which was driven by charges for supplemental early retirement plans of $2.5 million and $1.1 million of charges to maintain non-operating facilities classified as held for sale. These charges were offset by a net gain on the sale of assets of $1.6 million, a gain from debt forgiveness on an economic development loan of $0.5 million, and income from land rental of $0.3 million.

The Company had net other operating income of $29.0 million in fiscal year 2021, which was primarily comprised of a net gain on the sale of assets of $31.9 million, including the gain realized upon the divestiture of the prepared foods business. The gain was partially offset by charges to maintain non-operational plants acquired in the Midwest of $1.5 million, a charge for a supplemental early retirement plan of $1.2 million, and a charge for severance of $0.2 million.

14. Segment Information

The Company has historically managed its business on the basis of three reportable food packaging segments: (1) fruits and vegetables, (2) prepared food products and (3) snack products, with non-food packaging sales comprising the other category. The other category contains the sale of cans, ends, seed, and outside revenue from the Company's trucking and aircraft operations. During fiscal year 2021, the Company sold its prepared foods business, leaving just two reportable segments along with the other category. Export sales represented 7.2% of total sales in both fiscal years 2022 and 2021.

Notes to Consolidated Financial Statements

The following table summarizes certain financial data for the Company’s reportable segments (in thousands):

	Fruit and	Prepared	Snack
	Vegetable	Foods	Products	Other	Total
Fiscal Year 2022:
Net sales	$1,344,586	$-	$12,332	$28,362	$1,385,280
Operating income	66,750	-	75	3,520	70,345
Capital expenditures	47,421	-	67	4,612	52,100
Depreciation and amortization	36,126	-	121	276	36,523

Fiscal Year 2021:
Net sales	$1,363,263	$71,866	$10,999	$21,516	$1,467,644
Operating income	175,810	1,967	705	2,585	181,067
Capital expenditures	67,963	1,451	508	1,528	71,450
Depreciation and amortization	29,534	2,299	194	349	32,376

After the sale of the prepared foods business in fiscal year 2021, over 99% of the Company’s total assets from the Consolidated Balance Sheets belong to the fruit and vegetable segment and this information is no longer necessary.

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

16. Plant Restructuring

The following table summarizes the restructuring charges recorded and the accruals established during fiscal years 2022 and 2021 (in thousands):

	Severance	Other
	Payable	Costs	Total

Balance March 31, 2020	$202	$-	202
Charge to expense	227	(45)	182
Cash payments/write offs	(429)	45	(384)
Balance March 31, 2021	-	-	-
Charge to expense	-	70	70
Cash payments/write offs	-	(70)	(70)
Balance March 31, 2022	$-	$-	$-

During fiscal years 2022 and 2021, the Company incurred restructuring charges primarily related to plants that were closed in previous periods, including severance, health care costs, and lease impairments, amongst other minor charges.

Notes to Consolidated Financial Statements

17. Related Party Transactions

During fiscal years 2022 and 2021, less than 1% of vegetables supplied to the Company are grown by a Director of Seneca Foods Corporation. The Company’s grower purchases from the Director were $2.9 million and $2.2 million in fiscal years 2022 and 2021, respectively, pursuant to a raw vegetable grower contract.  The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

The Company made charitable contributions to the Seneca Foods Foundation, a related party, in the amount of $1.0 million for each of fiscal years 2022 and 2021. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions, and is managed by current employees of the Company.

During fiscal year 2022, the Company recorded a liability for retirement arrangements to beneficiaries of certain former employees of the Company that have family relationships to two of the Company’s current Directors. As of March 31, 2022, the liability for these benefits totaled $1.9 million. Payments are made monthly over the beneficiary’s lifetime.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation (the “Company”) as of March 31, 2022 and 2021, the related statements of consolidated net earnings, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the Company’s internal control over financial reporting as of March 31, 2022, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our report dated June 10, 2022, expresses an unqualified opinion.

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

Report of Independent Registered Public Accounting Firm

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventory – Refer to Notes 1 and 4 in the consolidated financial statements

Critical Audit Matter Description

At March 31, 2022, the Company’s inventory was $410.3 million. As described in Notes 1 and 4 to the consolidated financial statements, the Company accounts for substantially all its inventory at the lower of cost, determined using the last-in, first-out (LIFO) method, or market. As permitted by U.S. generally accepted accounting principles, the Company maintains its inventory costs and cost of goods sold on a first-in, first-out (FIFO) basis and adjusts total inventory and cost of goods sold from FIFO to LIFO at the end of each year. The Company values its inventory under the LIFO method based on the inventory levels and the prevailing inventory costs existing at that time.

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

Southfield, Michigan

June 10, 2022

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

	Balance at	Charged/	Charged to	Deductions	Balance
	beginning	(credited)	other	from	at end
	of period	to income	accounts	reserve	of period
Year-ended March 31, 2022:
Allowance for doubtful accounts	$339	$(291)		(6)(a)	$54
Income tax valuation allowance	$4,674	$(743)	$-	$-	$3,931

Year-ended March 31, 2021:
Allowance for doubtful accounts	$1,598	$(1,304)		(45)(a)	$339
Income tax valuation allowance	$4,473	$201	$-	$-	$4,674

(a) Accounts written off, net of recoveries.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Seneca Foods Corporation
Marion, New York

The audit referred to in our report dated June 10, 2022 relating to the consolidated financial statements of Seneca Foods Corporation, which is incorporated in Item 8 of Form 10-K by reference to the Annual Report to Shareholders for the year ended March 31, 2022 and 2021 also included the audit of the consolidated financial statement schedule listed in the accompanying index. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement schedule based on our audit.

In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Plante Moran, P.C.

We have served as the Company’s auditor since 2019.

Southfield, Michigan
June 10, 2022

Management’s Annual Report on Internal Control Over Financial Reporting

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2022, our internal control over financial reporting is effective based on those criteria.

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

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of Seneca Foods Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting as of March 31, 2022 of Seneca Foods Corporation (the “Company”), based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in the COSO framework.

We also have audited the accompanying consolidated balance sheets of the Company as of March 31, 2022 and 2021, the related consolidated statements of net earnings, comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the two-year period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”), in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated June 10, 2022, expresses an unqualified opinion.

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

Southfield, Michigan

June 10, 2022

Corporate Information

Directors
Kraig H. Kayser, Chairman	John P. Gaylord	Paul L. Palmby
Former President and Chief Executive Officer	President	President and Chief Executive Officer
Seneca Foods Corporation	Jacintoport Terminal Company	Seneca Foods Corporation

Kathryn J. Boor, Ph.D.	Linda K. Nelson	Donald J. Stuart
Dean of the Graduate School and Vice Provost	Former Chief Financial Officer	Managing Partner/Founder
for Graduate Education at Cornell University	Birds Eye Foods	Cadent Consulting Group

Peter R. Call	Michael F. Nozzolio	Keith A. Woodward
President	Counsel	Former Chief Financial Officer
My-T Acres, Inc.	Harris Beach PLLC	Tennant Company

Executive Officers
Paul L. Palmby, President	Dean E. Erstad, Senior Vice President
Chief Executive Officer	Sales and Marketing

Timothy J. Benjamin, Senior Vice President	Timothy R. Nelson, Senior Vice President
Chief Financial Officer and Treasurer	Operations

Officers
Carl A. Cichetti, Senior Vice President	Aaron M. Girard, Senior Vice President
Technology and Planning, Chief Information Officer	Logistics

John D. Exner, General Counsel	Matt J. Henschler, Senior Vice President
Secretary	Technical Services and Development

Cynthia L. Fohrd, Senior Vice President	Gregory R. Ide, Vice President
Chief Administrative Officer	Corporate Controller and Assistant Secretary

Operations
Jon A. Brekken, Vice President	Richard Leppert, General Manager	Timothy Nolan, Vice President
Western Vegetable Operations	Seneca Flight	Information Technology

Amiee Jo Castleberry, Vice President	Leon Lindsay, Vice President	Mary Sagona, Vice President
Human Resources	Strategic Sourcing	Accounting

Mark W. Forsting, Vice President	Eric E. Martin, Vice President	Benjamin M. Scherwitz, Vice President
Procurement and Contract Manufacturing	Eastern Vegetable Operations	Technical Services

Paul Hendrickson, Vice President	Beth Newell, General Manager	Richard L. Waldorf, Vice President
Process Excellence	Seneca Snack	Customer Service

Steven F. Lammers, Vice President
Technical Services

Sales and Marketing Groups
Carl B. Bowling, Vice President	Victoria A. Ninneman, Vice President	Tracy Schulis, Vice President
Branded Sales	Industrial and Ingredient Sales	Glace Sales

George E. Hopkins, III, Vice President	Stephen J. Ott, Vice President	Aaron L. Wadell, Vice President
Private Label Retail	Frozen Sales and Chain Accounts	E-Business

Kevin F. Lipps, Vice President	Beau P. Simonson, Vice President	Bruce S. Wolcott, Vice President
International Sales	Foodservice Dry Grocery	Marketing