Form 10-K, Exhibit 13
period 2024-03-31
Seneca Foods Corp
filed 2024-06-13
CIK 88948

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business

Seneca is a leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from more than 1,200 American farms. The Company’s product offerings include canned, frozen and jarred produce, and snack chips. Its products are sold under private label as well as national and regional brands that the Company owns or licenses, including Seneca®, Libby’s®, Green Giant®, Aunt Nellie’s®, CherryMan®, Green Valley® and READ®. The Company’s fruits and vegetables are sold nationwide by major grocery outlets, including supermarkets, mass merchandisers, limited assortment stores, club stores and dollar stores. The Company also sells its products to foodservice distributors, restaurant chains, industrial markets, other food processors, export customers in approximately 55 countries and federal, state and local governments for school and other food programs. Additionally, the Company packs canned and frozen vegetables under contract packing agreements.

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

We continue to experience material cost inflation for many of our raw materials and other input costs attributable to a number of factors, including but not limited to, supply chain disruptions (including raw material shortages), labor shortages, the conflict between Russia and Ukraine, and the conflict in Israel and Gaza. While we have no direct exposure to these conflicts, we have continued to experience increased costs for transportation, energy, and raw materials due in part to the negative impact on the global economy. We attempt to manage cost inflation risks by locking in prices through short-term supply contracts, advance grower purchase agreements, and by implementing cost saving measures. We also attempt to offset rising input costs by raising sales prices to our customers. However, increases in the prices we charge our customers may lag behind rising input costs. Competitive pressures also may limit our ability to quickly raise prices in response to rising costs. To the extent we are unable to avoid or offset any present or future cost increases, our operating results could be materially adversely affected.

Results of Operations - Fiscal Year 2024 versus Fiscal Year 2023

The following discussion is a comparison between fiscal year 2024 and fiscal year 2023 results. For a discussion of the Company’s results of operations for the year ended March 31, 2023 compared to the year ended March 31, 2022, please refer to the information under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended March 31, 2023, which was filed with the Securities and Exchange Commission (“SEC”) on July 31, 2023.

Net Sales:

The following table presents net sales by product category (in thousands):

	Fiscal Year:
	2024	2023
Canned vegetables	$1,204,823	$1,253,257
Frozen vegetables	120,795	121,211
Fruit products	87,435	91,495
Snack products	13,400	12,661
Other	32,150	30,728
	$1,458,603	$1,509,352

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net sales for fiscal year 2024 totaled $1,458.6 million as compared to $1,509.4 million for fiscal year 2023. The overall net sales decrease of $50.8 million, or 3.4%, was due to lower sales volumes having an unfavorable impact of $102.7 million to net sales, partially offset by higher selling prices and favorable mix, contributing favorability of $51.9 million, as compared to the prior fiscal year.

Net sales of canned vegetables, frozen vegetables, and fruit products decreased over the prior fiscal year as volume in each of these product categories was down. Higher pricing necessitated by the material cost increases that the Company is experiencing partially offset a portion of the unfavorable impact on net sales generated by the volume decline.

Net sales of snack products increased as compared to the prior fiscal year as increased pricing offset volume declines.

Operating Income:

The following table sets forth the percentages of net sales represented by selected items for fiscal year 2024 and fiscal year 2023 reflected in our Consolidated Statements of Net Earnings (percentages shown as absolute values):

	Fiscal Year:
	2024	2023
Gross margin	12.9%	6.9%
Selling, general, and administrative expense	5.6%	5.4%
Other operating income, net	0.0%	0.1%
Restructuring	0.0%	0.2%
Operating income	7.4%	1.4%
Other non-operating income	0.7%	0.4%
Interest expense, net	2.3%	0.9%
Income taxes	1.3%	0.3%

Gross Margin – Gross margin is equal to net sales less cost of products sold. As a percentage of net sales, gross margin was 12.9% for fiscal year 2024 as compared to 6.9% for fiscal year 2023. This increase in gross margin was due primarily to a LIFO charge of $22.3 million in fiscal year 2024 versus a LIFO charge of $131.6 million in fiscal year 2023, which equated to a year-over-year positive impact to gross margin of $109.3 million. The rate of inflation moderated during fiscal year 2024, however the Company continued to experience historically high costs at or near fiscal year 2023 levels for various inputs including steel, raw produce, packaging, ingredients, and labor. The continued high input costs, along with larger overall inventory levels in fiscal year 2024 as compared to fiscal year 2023, contributed to the current year LIFO charge.

Selling, General and Administrative Expense – Selling, general and administrative expense for fiscal year 2024 increased $0.1 million from fiscal year 2023. Selling, general and administrative expense was 5.6% of net sales in fiscal year 2024 and 5.4% of net sales in fiscal year 2023. The increase as a percentage of net sales is primarily due to lower sales, coupled with the fixed nature of certain expenses.

Other Operating Income, net – The Company had net other operating income of $0.6 million in fiscal year 2024, which was driven primarily by gains on the sale of non-operational assets in the Pacific Northwest, partially offset by transition service fees incurred in connection with an asset acquisition. Refer to Note 17 of the Notes to Consolidated Financial Statements for further details of that transaction.

The Company had net other operating income of $1.7 million in fiscal year 2023, which was driven primarily by gains on the sale of the Company’s western trucking fleet and an aircraft. This other operating income was partially offset by a write down of idle equipment to estimated selling price, less commission, as the assets met the criteria to be classified as held for sale.

Restructuring – The Company did not incur significant restructuring charges during fiscal year 2024. During fiscal year 2023, the Company incurred restructuring charges of $3.6 million primarily due to ceasing production of green beans at a plant in the Northeast. The charges mainly consisted of severance and write-downs of production equipment that was to be scrapped or sold.

Non-Operating Income (Expense):

Interest Expense, Net – Interest expense as a percentage of net sales was 2.3% for fiscal year 2024 as compared to 0.9% for fiscal year 2023. Interest expense increased from $14.3 million in the prior fiscal year to $34.0 million for fiscal year 2024 as a result of higher interest rates and increased long-term debt levels.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Non-Operating Income – Other non-operating income totaled $9.8 million and $6.8 million in fiscal years 2024 and 2023, respectively, and is comprised mainly of the non-service related pension amounts that are actuarially determined. The non-service related pension amounts can either be income or expense depending on the results of the actuarial calculations. For details of the calculation of the pension amounts, refer to Note 10 of the Notes to Consolidated Financial Statements. For fiscal year 2024, other non-operating income also included the patronage distribution associated with the Company’s term loans. The patronage distribution varies each year and there is no guarantee that an amount will be received by the Company; for further details refer to Note 7 of the Notes to Consolidated Financial Statements.

Income Taxes – As a result of the aforementioned factors, pre-tax earnings increased from $13.8 million in fiscal year 2023 to $83.0 million in fiscal year 2024. Income tax expense totaled $19.7 million and $4.6 million in fiscal years 2024 and 2023, respectively. The Company’s effective tax rate was 23.7% and 33.1% in fiscal years 2024 and 2023, respectively. In fiscal year 2023, the Company added a valuation allowance against state tax credits as a result of a change in ordering of credit usage for Wisconsin because it was determined that it was more likely than not that the tax credits would not be used prior to expiration. This change in valuation allowance increased the fiscal year 2023 effective tax rate by 7.8%. There was not a similar change in valuation allowance in fiscal year 2024, which provided the effect of reducing the effective tax rate year-over-year. The effective tax rate was further decreased by 3.0% due to state rate changes which were mostly caused by changes in the Company’s business activities that impact state apportionment. Offsetting those decreases was a 3.3% increase for various federal credits when comparing fiscal year 2024 to fiscal year 2023. For additional details of the calculation of the effective tax rate, refer to Note 9 of the Notes to Consolidated Financial Statements.

Earnings per Share:

	Fiscal Year:
	2024	2023
Basic earnings per common share	$8.64	$1.19
Diluted earnings per common share	$8.56	$1.16

For details of the calculation of these amounts, refer to Note 3 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources:

Material Cash Requirements – The Company’s primary liquidity requirements include debt service, capital expenditures and working capital needs. The Company may also seek strategic acquisitions to leverage existing capabilities and further build upon its existing business. Liquidity requirements are funded primarily through cash generated from operations and external sources of financing, including the revolving credit facility.

During fiscal years 2024 and 2023, working capital needs trended higher than previously experienced by the Company in part because of larger annual pack sizes needed to replenish the Company’s post-COVID inventory levels to meet customer demand, and because of supply chain challenges in the steel industry which impacted can manufacturing operations. In order to successfully navigate the uncertainty driven by inflation and import tariffs, and a desire to diversify its steel supply, the Company employed a strategic approach during the recent fiscal years and increased its steel coil purchases to better position itself for subsequent years. The Company’s larger seasonal pack sizes driven by favorable growing conditions, coupled with lower sales in an industry that is experiencing negative sales category trends overall, have resulted in higher inventory levels for finished goods, which will favorably impact the availability of products in the subsequent fiscal year and result in a lower planned seasonal pack in fiscal year 2025.

The Company believes that its operations along with existing liquidity sources will satisfy its cash requirements for at least the next twelve months. The Company has borrowed funds and continues to believe that it has the ability to do so at reasonable interest rates, however additional borrowings would result in increased interest expense. The Company does not have any off-balance sheet financing arrangements.

Summary of Cash Flows – The following table presents a summary of the Company’s cash flows from operating, investing, and financing activities (in thousands):

	Fiscal Year:
	2024	2023
Cash used in operating activities	$(82,963)	$(212,796)
Cash used in investing activities	(47,202)	(64,877)
Cash provided by financing activities	129,762	279,025
(Decrease) increase in cash, cash equivalents and restricted cash	(403)	1,352
Cash, cash equivalents and restricted cash, beginning of year	12,256	10,904
Cash, cash equivalents and restricted cash, end of year	$11,853	$12,256

Net Cash Used in Operating Activities – For fiscal year 2024, cash used in operating activities was $83.0 million, which consisted of a use of cash of $215.1 million by operating assets and liabilities partially offset by net earnings of $63.3 million, adjusted by non-cash charges of $68.8 million. The non-cash charges were largely driven by $43.5 million of depreciation and amortization, $7.3 million of non-cash lease expense, and a $22.3 million LIFO charge. The change in operating assets and liabilities was largely due to inventories being a use of cash driven by higher finished goods inventory levels and by the material cost inflation to various production inputs, as further discussed above within the material cash requirements section. The increase in inventories was also impacted by finished goods acquired in the asset acquisition, refer to Note 17 of the Notes to Consolidated Financial Statements for further details of that transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For fiscal year 2023, cash used in operating activities was $212.8 million, which consisted of a use of cash of $407.2 million by operating assets and liabilities partially offset by net earnings of $9.2 million, adjusted by non-cash charges of $185.2 million. The non-cash charges were largely driven by $40.9 million of depreciation and amortization, $11.6 million of non-cash lease expense, and a $131.6 million LIFO charge. The change in operating assets and liabilities was largely due to inventories being a use of cash driven by the increased size of the fiscal year 2023 harvest in addition to material cost inflation to various production inputs.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following year. Cash flow from operating activities is one of the Company’s main sources of liquidity, excluding usual seasonal working capital swings.

Net Cash Used in Investing Activities – Net cash used in investing activities was $47.2 million for fiscal year 2024 and consisted of cash used for capital expenditures of $36.6 million and $18.7 million paid as deposits to vendors for a new can manufacturing line. Offsetting those amounts, the Company received proceeds from the sale of assets totaling $8.1 million.

Net cash used in investing activities was $64.9 million for fiscal year 2023 and consisted of cash used for capital expenditures of $70.6 million partially offset by proceeds from the sale of assets totaling $5.7 million.

Net Cash Provided by Financing Activities – Net cash provided by financing activities was $129.8 million for fiscal year 2024, driven primarily by a net $114.2 million increase on the Company’s term loan and note payable, as well as an increase in net borrowings on the Company’s revolving credit facility of $56.6 million during fiscal year 2024. Cash used to purchase treasury stock of $33.0 million and to make payments on financing leases of $8.0 million partially offset the cash provided by financing activities.

Net cash provided by financing activities was $279.0 million for fiscal year 2023, driven primarily by receiving proceeds from a new term loan of $175.0 million and an increase in net borrowings on the Company’s revolving credit facility of $160.1 million during fiscal year 2023. Cash used to purchase treasury stock of $41.2 million and to make payments on financing leases of $8.8 million partially offset the cash provided by financing activities.

Debt – The Company’s primary cash requirements are to make payments on the Company’s debt, finance seasonal working capital needs and to make capital expenditures. Internally generated funds and amounts available under the revolving credit facility are the Company’s primary sources of liquidity, although the Company believes it has the ability to raise additional capital by issuing additional stock, if it desires.

Revolving Credit Facility – On March 24, 2021, the Company entered into a Fourth Amended and Restated Loan and Security Agreement that provides for a senior revolving credit facility of up to $400.0 million that is seasonally adjusted (the “Revolver”).

On September 14, 2022, the Company entered into a First Amendment to the Fourth Amended and Restated Loan and Security Agreement (the “Revolver Amendment”) which amended several provisions to replace the London Interbank Offered Rate (“LIBOR”) with the Secured Overnight Financing Rate (“SOFR”) plus a spread adjustment as the interest rate benchmark on the Revolver. The transition to SOFR did not materially impact the interest rates applied to the Company’s borrowings. No other material changes were made to the terms of the Company’s Revolver as a result of the Revolver Amendment.

On May 5, 2023, the Company entered into a Second Amendment to the Fourth Amended and Restated Loan and Security Agreement (the “2023 Revolver Amendment”) which updated certain provisions relating to permitted indebtedness. No other material changes were made as a result of the 2023 Revolver Amendment.

On March 8, 2024, the Company entered into a Third Amendment to the Fourth Amended and Restated Loan and Security Agreement (the “2024 Revolver Amendment”) which increased the seasonal borrowing amount for the period from April through July by $50.0 million. No other material changes were made as a result of the 2024 Revolver Amendment.

Maximum borrowing availability under the Revolver totals $350.0 million from April through July and $400.0 million from August through March. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver, which as of March 31, 2024 was $156.3 million. As of March 31, 2024 and 2023, the Revolver balance was $237.2 million and $180.6 million, respectively, and is included in Long-Term Debt in the accompanying Consolidated Balance Sheets due to the Revolver’s March 24, 2026 maturity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the fruits and vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but may vary and range from approximately one to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The following table documents the quantitative data for short-term borrowings on the Revolver during fiscal years 2024 and 2023 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2024	2023
Outstanding borrowings	$237,225	$180,598
Interest rate	6.93%	6.34%

	Fiscal Year:
	2024	2023
Maximum amount of borrowings drawn during the period	$290,968	$350,828
Average outstanding borrowings	$162,780	$159,670
Weighted average interest rate	6.78%	5.03%

Long-Term Debt – On May 28, 2020, the Company entered into an Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA that provides for a $100.0 million unsecured term loan (the “Term Loan”). The amended and restated agreement has a maturity date of June 1, 2025 and converted the Term Loan to a fixed interest rate of 3.3012% until maturity rather than a variable interest rate in addition to requiring quarterly principal payments of $1.0 million, which commenced during fiscal year 2021. This agreement contains certain covenants, including maintaining a minimum EBITDA and minimum tangible net worth.

On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the “Agreement”) which governs two term loans, summarized below:

Term Loan A-1: The Agreement continues certain aspects of the $100.0 million term loan described above, namely Term Loan A-1 will continue to bear interest at a fixed interest rate of 3.3012%, mature on June 1, 2025, and remain unsecured. The Company’s historical practice is to hold term debt until maturity. We expect to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and our Revolver. We continuously evaluate opportunities to refinance our debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to us from time to time, and there can be no assurance that we will be able to successfully refinance any debt on commercially acceptable terms at all.

Term Loan A-2: The Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company’s property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023.

On May 23, 2023, the Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amends, restates and replaces in its entirety Term Loan A-2 (the “Amendment”). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan (“Amended Term Loan A-2”). Amended Loan Term A-2 is secured by a portion of the Company’s property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Agreement. As of March 31, 2024, the interest rate on Amended Term Loan A-2 was 7.34%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Amendment for Term Loan A-1 and Term Loan A-2 (collectively, the “Term Loans”) contains restrictive covenants usual and customary for loans of its type, in addition to financial covenants including minimum EBITDA and minimum tangible net worth which apply to both Terms Loans described above. In connection with the Amended Term Loan A-2, the Company incurred $1.1 million of financing costs which will be deferred and amortized over the life of the term loan.

As of March 31, 2024, scheduled maturities of long-term debt in each of the five succeeding fiscal years and thereafter are presented below. The Revolver balance is presented as being due in fiscal year 2026, based upon its March 24, 2026 maturity date (in thousands):

2025	$19,000
2026	333,225
2027	15,000
2028	238,500
2029	-
Thereafter	-
Total	$605,725

Note Payable — During fiscal year 2024, the Company entered into an unsecured note payable with an individual lender which provides for an interim short-term financing arrangement with an expiration date of June 30, 2024. The balance of the note payable as of March 31, 2024 was $8.9 million and is associated with certain deposits paid to vendors for a new can manufacturing line located at one of the Company’s plant facilities. The note payable bears interest at a variable interest rate based upon SOFR plus 1.80%. Interest is payable monthly and the interest rate as of March 31, 2024 was 7.13%.

The Company believes that its cash flows from operations, availability under its Revolver, and cash and cash equivalents on hand will provide adequate funds for the Company’s working capital needs, planned capital expenditures, operating and administrative expenses, and debt service obligations for at least the next twelve months and the foreseeable future.

Restrictive Covenants – The Company’s debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $25.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loans which for fiscal year 2024 was greater than $75.0 million in EBITDA. The Company computes its financial covenants as if the Company were on the first-in, first out (“FIFO”) method of inventory accounting. The Company has met all such financial covenants as of March 31, 2024.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. See Note 11 of the Notes to Consolidated Financial Statements for additional information on the Company’s preferred stock.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2024, the Company had $6.5 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Obligations and Commitments:

The Company is party to many contractual obligations involving commitments to make payments to third parties. These obligations impact the Company’s short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the Consolidated Balance Sheet as of March 31, 2024, while others are considered future obligations. Contractual obligations primarily consist of operating leases, purchase obligations and commitments, principal payments on long-term debt and related interest payments, and income taxes. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination. See Notes 7 and 8 of the Notes to Consolidated Financial Statements for information related to the Company’s debt and leases, respectively.

Purchase obligations and commitments consist of open purchase orders to purchase raw materials, including raw produce, steel, ingredients and packaging materials, as well as commitments for products and services used in the normal course of business. The Company expects that the majority of these purchase obligations and commitments will be settled within one year.

The Company’s contractual obligations related to income taxes are primarily related to unrecognized tax benefits. See Note 9 of the Notes to Consolidated Financial Statements for information related to income taxes.

The Company has no off-balance sheet debt or other unrecorded obligations other than purchase commitments noted above.

Impact of Seasonality on Financial Position and Results of Operations:

While individual vegetables have seasonal cycles of peak production and sales, the different cycles are somewhat offsetting. Minimal food packaging occurs in the Company's last fiscal quarter ending March 31, which is the optimal time for maintenance, repairs and equipment changes in its packaging plants. The supply of commodities, current pricing, and expected new crop quantity and quality affect the timing and amount of the Company’s sales and earnings. When the seasonal harvesting periods of the Company's major vegetables are newly completed, inventories for these packaged vegetables are at their highest levels. For peas, the peak inventory time is mid-summer and for corn and green beans, the Company's highest volume vegetables, the peak inventory is in mid-autumn. The seasonal nature of the Company’s production cycle results in inventory and accounts payable reaching their lowest point in mid-to-late first quarter prior to the new seasonal pack commencing. As the seasonal pack progresses, these components of working capital both increase until the pack is complete.

The Company’s revenues typically are highest in the second and third fiscal quarters. This is due, in part, because the Company’s fruit and vegetable sales exhibit seasonal increases in the third fiscal quarter due to increased retail demand during the holiday season. In addition, the Company sells canned and frozen vegetables to a co-pack customer on a bill and hold basis at the end of each pack cycle, which typically occurs during these quarters. The following table shows quarterly information for selected financial statement items during fiscal years 2024 and 2023 to illustrate the Company’s seasonal business (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2024:
Net sales	$298,664	$407,475	$444,481	$307,983
Gross margin	55,289	58,118	54,033	20,778
Net earnings (loss)	23,111	24,779	17,675	(2,247)
Revolver outstanding (at quarter end)	52,064	134,757	258,108	237,225

Fiscal Year 2023:
Net sales	$265,193	$439,842	$473,254	$331,063
Gross margin	22,843	41,779	53,789	(14,092)
Net earnings (loss)	5,103	16,131	21,054	(33,057)
Revolver outstanding (at quarter end)	78,965	229,213	313,808	180,598

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates:

In certain circumstances, the preparation of the Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to use judgment to make certain estimates and assumptions. Critical accounting estimates are defined as those that involve a significant level of estimation uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations of the Company. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of net sales and expenses during the reporting period. Actual results may differ from these estimates.

Management believes the accounting estimates listed below are those that are most critical to the portrayal of the Company’s financial condition and results of operations, and that require management’s most difficult, subjective, or complex judgments in estimating the effect of inherent uncertainties. Refer to Note 1 of the Notes to Consolidated Financial Statements for a detailed discussion of significant accounting policies.

Trade Promotion Expenses – The Company records both direct and estimated reductions to sales for trade promotions at the time of sale of the respective product. For estimated reductions, the Company maintains an accrual for customer promotional programs, in-store display incentives, and other sales and marketing expenses. This accrual requires management judgment regarding the volume of promotional offers that will be redeemed by the customer and is based on a combination of historical data on performance of similar programs and specific customer program activity. The amounts are subject to fluctuation due to the level of sales and marketing programs, and timing of deduction. Accrued trade promotions were $10.0 million and $5.3 million as of March 31, 2024 and 2023, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Inventories – The Company uses the lower of cost, determined under the last-in, first-out (“LIFO”) method, or market, to value substantially all of its inventories. In the high inflation environment that the Company has been experiencing, the Company believes that the LIFO method was preferable over the first-in, first-out (“FIFO”) method because it better matches the cost of current production to current revenue. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on the inventory levels and costs at that time.

Pension Expense – The Company has a defined benefit plan which is subject to certain economic and demographic assumptions. The funded status of the pension plan is dependent upon key assumptions, including the discount rate, mortality, and the rate of increase in compensation levels. Additionally, the plan's funded status is dependent on other factors such as the actual return on plan assets. Certain assumptions reflect the Company's historical experience and management’s best judgment regarding future expectations. Management reviews these assumptions at least annually and uses independent actuaries to assist in formulating assumptions and making estimates.

The discount rate used is determined in conjunction with the Company’s actuary by reference to a current yield curve and by considering the timing and amount of projected future benefit payments. The expected return on plan assets is determined by evaluating the mix of investments that comprise the asset portfolio and external forecasts of future long-term investment returns, along with input from independent pension consultants. With respect to the mortality assumption, the Society of Actuaries’ published mortality tables and projection scales are used in developing the estimates of mortality. Assumptions for increases in the rate of compensation are based on management estimates, which incorporate historical experience and overall compensation trends in the current business environment.

The pension plan’s funded status decreased $6.9 million during fiscal year 2024 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2024. This funded status decrease was primarily driven by a $5.4 million reduction in the fair value of plan assets, as described in more detail below, and $1.5 million increase to the projected benefit obligation.

During fiscal year 2024, the actuarial gain in the pension plan’s projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in losses and the reflection of an assumed salary increase rate for fiscal year 2025 in excess of the long-term rate. During fiscal year 2023, the actuarial gain in the pension plan’s projected benefit obligation was driven by an increase in discount rates and the annual update in plan census data resulting in gains, partially offset by an assumed salary increase rate for fiscal year 2024 in excess of the long-term rate. Plan assets decreased from $294.3 million as of March 31, 2023 to $288.9 million as of March 31, 2024 primarily due to normal payments of benefits which outpaced the return on plan assets.

The pension plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. Refer to Note 10 of the Notes to Consolidated Financial Statements for the full pension plan disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures:

Adjusted net earnings, EBITDA, and FIFO EBITDA are non-GAAP financial measures and are provided for information purposes only. The Company believes these non-GAAP financial measures provide investors with helpful information to evaluate financial performance, perform comparisons from period to period, and to compare results against the Company’s industry peers. A non-GAAP financial measure is defined as a numerical measure of the Company’s financial performance that excludes or includes amounts so as to be different from the most directly comparable measure calculated and presented in accordance with GAAP in the Consolidated Balance Sheets and related Consolidated Statements of Net Earnings, Comprehensive Income (Loss), Stockholders’ Equity and Cash Flows. The Company does not intend for this information to be considered in isolation or as a substitute for other measures prepared in accordance with GAAP.

Adjusted net earnings are calculated on a FIFO basis which excludes the impact from the application of LIFO. Set forth below is a reconciliation of reported net earnings before income taxes to adjusted net earnings (in thousands):

	Fiscal Year:
	2024	2023
Earnings before income taxes, as reported	$82,999	$13,793
LIFO charge	22,342	131,611
Adjusted earnings before income taxes	105,341	145,404
Income taxes at statutory rates (1)	25,177	37,596
Adjusted net earnings	$80,164	$107,808

(1)

For fiscal years 2024 and 2023, income taxes on adjusted earnings before income taxes were calculated using the income tax provision amounts of $19.7 million and $4.6 million, respectively, and applying the statutory rates of 24.6% and 25.1%, respectively, for each of the respective periods to the pre-tax LIFO charge.

The Company believes EBITDA is often a useful measure of a Company’s operating performance because EBITDA excludes charges for depreciation, amortization, non-cash lease expense, and interest expense as well as the Company’s provision for income tax expense. EBITDA is frequently used as one of the bases for comparing businesses in the Company’s industry. FIFO EBITDA also excludes non-cash charges related to the LIFO inventory valuation method. The Company’s revolving credit facility and term loan agreements use FIFO EBITDA in the financial covenants thereunder. Set forth below is a reconciliation of reported net earnings to EBITDA and FIFO EBITDA (in thousands):

	Fiscal Year:
	2024	2023
Net earnings	$63,318	$9,231
Income taxes	19,681	4,562
Interest expense, net of interest income	34,020	14,325
Depreciation and amortization (1)	50,729	52,577
Interest amortization (2)	(447)	(271)
EBITDA	167,301	80,424
LIFO charge	22,342	131,611
FIFO EBITDA	$189,643	$212,035

(1)	Includes non-cash lease expense consistent with financial covenant calculations.
(2)	Reconciling item needed to exclude debt issuance cost amortization from the amount shown for interest expense.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Standards:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) related to income tax disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2025, and is in the process of analyzing the impact on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2024, and is in the process of analyzing the impact on its consolidated financial statements.

All other newly issued accounting pronouncements not yet effective have been deemed either not applicable or were related to technical amendments or codification. In addition, the Company did not adopt any other new accounting pronouncements during fiscal year 2024.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the amount of interest expense we expect to pay with respect to our Revolver, Amended Term Loan A-2 and note payable (collectively, “Variable Rate Debt”), which are tied to the variable market rate SOFR. Interest rates on the remainder of our long-term debt, including Amended Term Loan A-1, are fixed and not subject to interest rate volatility. The Company uses its Variable Rate Debt for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. With $437.5 million in average Variable Rate Debt during fiscal 2024, a hypothetical 1% change in interest rates would have had a $4.4 million impact on interest expense.

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company’s business are commodities that may experience price volatility caused by external factors including but not limited to, market fluctuations, availability, weather, currency fluctuations, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company’s production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease. During fiscal year 2024, the Company purchased $211.2 million of steel and $191.9 million of raw produce, which are the two largest raw material input costs. A hypothetical 1% change in the cost for both steel and raw produce would have impacted product costs by $2.1 million and $1.9 million, respectively, during fiscal year 2024.

The principal effect of inflation in both commodity and consumer prices on the Company’s operating results is to increase costs, both for products sold and selling, general and administrative expenses. Although the Company may attempt to offset these cost increases by increasing selling prices for its products, consumers may not have the buying power to cover these increased costs and may reduce their volume of purchases of those products. In that event, selling price increases may not be sufficient to completely offset the Company’s cost increases.

The Company does not currently hedge or otherwise use derivative instruments to manage interest rate or commodity risks.

Consolidated Statements of Net Earnings

Seneca Foods Corporation

(In thousands, except per share amounts)

	Fiscal Year:
	2024	2023	2022
Net sales	$1,458,603	$1,509,352	$1,385,280

Costs and expenses:
Cost of products sold	1,270,385	1,405,033	1,243,684
Selling, general, and administrative expense	81,209	81,072	76,343
Other operating (income) expense, net	(647)	(1,662)	1,174
Plant restructuring	425	3,550	70
Total costs and expenses	1,351,372	1,487,993	1,321,271
Operating income	107,231	21,359	64,009
Other income and expenses:
Interest expense, net of interest income of $699, $528 and $63, respectively	34,020	14,325	5,641
Loss from equity investment	-	-	7,775
Other non-operating income	(9,788)	(6,759)	(9,302)
Earnings before income taxes	82,999	13,793	59,895
Income taxes	19,681	4,562	13,695
Net earnings	$63,318	$9,231	$46,200

Earnings per share:
Basic	$8.64	$1.19	$5.28
Diluted	$8.56	$1.16	$5.24

Weighted average common shares outstanding:
Basic	7,318	7,796	8,707
Diluted	7,385	7,863	8,774

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Seneca Foods Corporation

(In thousands)

	Fiscal Year:
	2024	2023	2022
Comprehensive income:
Net earnings	$63,318	$9,231	$46,200
Change in pension and postretirement benefits, net of tax (benefit) expense of ($1,628), $1,999 and ($2,423), respectively	(4,892)	5,980	(7,401)
Total	$58,426	$15,211	$38,799

See notes to consolidated financial statements.

Consolidated Balance Sheets

Seneca Foods Corporation

(In thousands)

	As of:
	March 31,	March 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$4,483	$5,236
Restricted cash	7,370	7,020
Accounts receivable, net of allowance for credit losses of $53 and $34, respectively	79,767	97,101
Inventories	872,692	670,898
Assets held for sale	64	4,358
Refundable income taxes	-	6,976
Other current assets	2,639	2,450
Total current assets	967,015	794,039
Property, plant, and equipment, net	305,016	301,212
Right-of-use assets operating, net	19,705	23,235
Right-of-use assets financing, net	20,386	33,571
Pension assets	52,442	59,304
Other assets	19,433	1,360
Total assets	$1,383,997	$1,212,721

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$40,326	$69,232
Note payable	8,926	-
Deferred revenue	8,185	9,956
Accrued vacation	11,632	11,143
Accrued payroll	15,845	16,772
Income taxes payable	2,648	-
Other accrued expenses	33,383	23,293
Current portion of long-term debt and lease obligations	30,090	25,792
Total current liabilities	151,035	156,188
Long-term debt	585,786	432,695
Operating lease obligations	13,758	16,675
Financing lease obligations	12,259	17,293
Deferred income tax liability, net	24,320	31,481
Other liabilities	13,946	3,639
Total liabilities	801,104	657,971
Commitments and contingencies
Stockholders’ equity:
Preferred stock	351	351
Common stock	3,050	3,049
Additional paid-in capital	100,425	99,152
Treasury stock, at cost	(200,107)	(168,573)
Accumulated other comprehensive loss	(25,380)	(20,488)
Retained earnings	704,554	641,259
Total stockholders’ equity	582,893	554,750
Total liabilities and stockholders’ equity	$1,383,997	$1,212,721

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation

(In thousands)

	Fiscal Year:
	2024	2023	2022
Cash flows from operating activities:
Net earnings	$63,318	$9,231	$46,200
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	43,478	40,941	36,523
Non-cash lease expense	7,251	11,636	16,680
LIFO charge	22,342	131,611	42,157
Deferred income tax expense	(5,533)	(3,534)	7,134
Gain on the sale of assets	(2,331)	(2,872)	(1,861)
Provision for restructuring and impairments	567	4,333	284
Gain on debt forgiveness	-	-	(500)
Loss from equity investment	-	-	7,775
Stock-based compensation expense	246	76	120
Pension expense	354	1,481	206
401(k) match stock contribution	2,453	1,515	1,107
Changes in operating assets and liabilities:
Accounts receivable	17,334	22,098	(26,976)
Inventories	(224,136)	(398,514)	(103,008)
Other assets	91	2,743	(1,109)
Accounts payable	(29,213)	(18,370)	13,513
Accrued expenses and other	11,192	(13,641)	(11,032)
Income taxes	9,624	(1,530)	2,939
Net cash (used in) provided by operating activities	(82,963)	(212,796)	30,152
Cash flows from investing activities:
Additions to property, plant, and equipment	(36,637)	(70,628)	(53,367)
Proceeds from the sale of assets	8,089	5,751	8,180
Increase in non-current deposits	(18,654)	-	-
Net cash used in investing activities	(47,202)	(64,877)	(45,187)
Cash flows from financing activities:
Borrowings under revolving credit facility	783,650	777,083	398,550
Repayments under revolving credit facility	(727,023)	(616,939)	(379,011)
Borrowings under term loans and note payable	133,359	174,427	-
Principal payments on term loans	(19,215)	(5,500)	(4,000)
Other assets	-	-	(2,758)
Payments on financing leases	(7,956)	(8,814)	(7,868)
Purchase of treasury stock	(33,030)	(41,209)	(38,788)
Dividends	(23)	(23)	(23)
Net cash provided by (used in) financing activities	129,762	279,025	(33,898)

Net (decrease) increase in cash, cash equivalents and restricted cash	(403)	1,352	(48,933)
Cash, cash equivalents and restricted cash, beginning of year	12,256	10,904	59,837
Cash, cash equivalents and restricted cash, end of year	$11,853	$12,256	$10,904

Supplemental disclosures of cash flow information:
Cash paid for:
Interest, net of capitalized interest	$33,100	$11,218	$4,481
Income taxes	$15,105	$9,084	$2,971
Noncash transactions:
Right-of-use assets obtained in exchange for lease obligations	$5,746	$10,187	$20,304
Right-of-use assets derecognized upon early lease termination	$2,286	$3,588	$1,570
Assets acquired from exercise of finance lease purchase options, net of accumulated depreciation	$6,681	$-	$-
Property, plant and equipment purchased on account	$307	$1,177	$1,267

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation

(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings	Total
Balance March 31, 2021	$663	$3,041	$98,502	$(91,198)	$(19,067)	$585,874	$577,815
Net earnings	-	-	-	-	-	46,200	46,200
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	-	120	-	-	-	120
Contribution of 401(k) match	-	-	-	1,107	-	-	1,107
Purchase of treasury stock	-	-	-	(38,788)	-	-	(38,788)
Preferred stock conversion	(19)	-	19	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $2,423)	-	-	-	-	(7,401)	-	(7,401)
Balance March 31, 2022	644	3,041	98,641	(128,879)	(26,468)	632,051	579,030
Net earnings	-	-	-	-	-	9,231	9,231
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	-	150	-	-	-	150
Stock issued for profit sharing plan	-	-	76	-	-	-	76
Contribution of 401(k) match	-	-	-	1,515	-	-	1,515
Purchase of treasury stock	-	-	-	(41,209)	-	-	(41,209)
Preferred stock conversion	(293)	8	285	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $1,999)	-	-	-	-	5,980	-	5,980
Balance March 31, 2023	351	3,049	99,152	(168,573)	(20,488)	641,259	554,750
Net earnings	-	-	-	-	-	63,318	63,318
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	245	-	-	-	246
Stock issued for profit sharing plan	-	-	71	-	-	-	71
Contribution of 401(k) match	-	-	957	1,496	-	-	2,453
Purchase of treasury stock	-	-	-	(33,030)	-	-	(33,030)
Change in pension and postretirement benefits adjustment (net of tax $1,628)	-	-	-	-	(4,892)	-	(4,892)
Balance March 31, 2024	$351	$3,050	$100,425	$(200,107)	$(25,380)	$704,554	$582,893

	Preferred Stock				Common Stock
	6% Voting	10% Voting		2003 Series
	Cumulative	Cumulative	Participating	Participating	Class A	Class B
	Callable	Convertible	Convertible	Convertible	Common	Common
	Par $0.25	Par $0.025	Par $0.025	Par $0.025	Par $0.25	Par $0.25
Shares authorized and designated:
March 31, 2024	200,000	1,400,000	8,292	-	20,000,000	10,000,000
Shares outstanding:
March 31, 2022	200,000	807,240	32,256	500	6,627,318	1,705,930
March 31, 2023	200,000	807,240	8,292	-	5,928,424	1,707,241
March 31, 2024	200,000	807,240	8,292	-	5,400,429	1,659,411
Balance in Equity at March 31, 2024	$50	$202	$99	$-	$2,566	$484

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the “Company”) currently has 26 facilities in eight states in support of its main operations. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates.

Reclassification of Prior Year Balances — Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications have no impact on the amount of total assets or liabilities, net sales, or net earnings. Beginning in fiscal year 2024, the restricted cash line item was separately presented on the Consolidated Balance Sheets.

Cash, Cash Equivalents and Restricted Cash — The Company considers all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents. The Company’s primary workers’ compensation, general liability, and automobile liability policies require deposits to be held in escrow related to the Company’s deductible. Accordingly, the Company maintains the required deposit and records the amounts as restricted cash on the Consolidated Balance Sheets. These balances are classified as restricted cash as they are not available for use by the Company to fund operations.

The following table reconciles cash, cash equivalents and restricted cash as reported on the Consolidated Balance Sheets to the total amounts shown in the Company’s Consolidated Statements of Cash Flows (in thousands):

	As of:
	March 31,	March 31,
	2024	2023
Cash and cash equivalents	$4,483	$5,236
Restricted cash	7,370	7,020
Total cash, cash equivalents and restricted cash	$11,853	$12,256

Fair Value of Financial Instruments — The carrying values of cash, cash equivalents and restricted cash, accounts receivable, short-term debt, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. See Note 12, Fair Value of Financial Instruments, for a discussion of the fair value of long-term debt.

The three-tier value hierarchy is utilized to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobserved inputs (Level 3). The three levels are defined as follows:

●	Level 1 - Quoted prices for identical instruments in active markets.

●

Level 2 - Quoted prices for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable.

●	Level 3 - Model-derived valuations in which one or more inputs or value-drivers are both significant to the fair value measurement and unobservable.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

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

Assets Held for Sale — The Company classifies its assets as held for sale at the time management commits to a plan to sell the asset, the asset is actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Due to market conditions, certain assets may be classified as held for sale for more than one year as the Company continues to actively market the assets. Assets that meet the held for sale criteria are presented separately on the Consolidated Balance Sheets at the lower of carrying value or estimated fair value less costs to sell and depreciation is no longer recognized.

Property, Plant and Equipment — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. During fiscal years 2024, 2023 and 2022, the Company capitalized interest of $0.7 million, $0.6 million and $0.4 million, respectively. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. The estimated useful lives are as follows:

	Years
Buildings and improvements		30
Land improvements	10	-	20
Machinery and equipment	5	-	15
Office equipment and furniture	3	-	5
Vehicles	3	-	5
Computer software	3	-	5

Long-Lived Assets — The Company evaluates its long-lived assets for recoverability whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Recoverability is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. Impairment losses are then evaluated if the estimated future undiscounted cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. The Company did not record an impairment loss on long-lived assets during fiscal years 2024, 2023 and 2022.

Other Assets — Other assets is primarily comprised of non-current deposits. As of March 31, 2024, there was $18.7 million of deposits paid to vendors for a new can manufacturing line located at one of the Company's plant facilities.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. Amortization of deferred financing costs is recorded as part of interest expense on the Consolidated Statements of Net Earnings. As of March 31, 2024 there were $0.4 million of unamortized financing costs included in other assets related to the Company’s revolving credit facility and $0.9 million of unamortized financing costs related to its term loans that are included as a contra to long-term debt on the Consolidated Balance Sheets.

Revenue Recognition — Revenue recognition is completed for most customers at a point in time basis when product control is transferred to the customer.  In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time. The Company does sell certain finished goods inventory for cash on a bill and hold basis. The terms of the bill and hold agreement(s) provide that title to the specified inventory is transferred to the customer(s) prior to shipment and the Company has the right to payment (prior to physical delivery) which results in recorded revenue as determined under the revenue recognition standard. Refer to Note 2, Revenue Recognition, for further discussion of the policy.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Trade Promotions — Trade promotions are an important component of the sales and marketing of the Company’s branded products and are critical to the support of the business. Trade promotions represent a form of variable consideration, which is recorded as a reduction of sales, and include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables, interest-bearing investments, cash and cash equivalents, and restricted cash. Retailers, distributors, and co-pack customers comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total net sales. The top ten customers represented approximately 52% and 55% of net sales for fiscal years 2024 and 2023, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Advertising Costs — Advertising costs are expensed as incurred and totaled $2.7 million in fiscal year 2024 and $2.2 million in each of fiscal years 2023 and 2022.

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

Earnings per Common Share — The Company has three series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock is calculated using the “two-class” method by dividing the earnings attributable to common stockholders by the weighted average of common shares outstanding during the period. Restricted stock is included in the basic earnings per share calculation.

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the “if-converted” method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Recently Issued Accounting Standards — In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) related to income tax disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2025, and is in the process of analyzing the impact on its consolidated financial statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. Early adoption is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2024, and is in the process of analyzing the impact on its consolidated financial statements.

All other newly issued accounting pronouncements not yet effective have been deemed either not applicable or were related to technical amendments or codification. In addition, the Company did not adopt any other new accounting pronouncements during fiscal year 2024.

Subsequent Events — The Company has evaluated subsequent events for disclosure through the date of issuance of the accompanying consolidated financial statements.

2. Revenue Recognition

The Company applies the provisions of Accounting Standards Codification (“ASC”) 606-10, "Revenue from Contracts with Customers", and recognizes revenue under the core principle to depict the transfer of products to customers in an amount reflecting the consideration the Company expects to receive. The Company conducts its business almost entirely in food packaging, which contributed approximately 98% of the Company's fiscal year 2024 net sales.

Nature of products — The Company’s product offerings include the following:

•	Canned and frozen vegetables which are sold under private label, and national and regional brands that the Company owns or licenses, as well as under contract packing agreements;
•	Fruit products comprised of jarred and packaged products;
•	Snack products comprised of packaged fruit chips;
•	Other non-food operations which are ancillary to the Company’s main product offerings, such as the sale of cans and ends, seed, and outside revenue from the Company’s aircraft operations.

Disaggregation of revenue — In the following table, segment revenue is disaggregated by product category groups (in thousands):

	Fiscal Year:
	2024	2023	2022
Canned vegetables	$1,204,823	$1,253,257	$1,135,983
Frozen vegetables	120,795	121,211	123,895
Fruit products	87,435	91,495	84,708
Snack products	13,400	12,661	12,332
Other	32,150	30,728	28,362
Total	$1,458,603	$1,509,352	$1,385,280

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

Seneca Foods Corporation

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

Significant Payment Terms — Our customer contracts identify the product, quantity, price, payment and final delivery terms.  Payment terms usually include early pay discounts.  We grant payment terms consistent with industry standards. Although some payment terms may be more extended, no terms beyond one year are granted at contract inception.  As a result, we apply the available practical expedient and do not adjust the promised amount of consideration for the effects of a significant financing component because the period between our transfer of a promised good or service to a customer and the customer’s payment for that good or service will be generally 30 days or less.

Shipping — All shipping and handling costs associated with outbound freight are accounted for as fulfillment costs and are included in the cost of products sold; this includes shipping and handling costs after control over a product has transferred to a customer.

Variable Consideration — In addition to fixed contract consideration, certain contracts include some form of variable consideration.  Trade promotions are an important component of the sales and marketing of the Company’s branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of gross sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. The Company estimates variable consideration using the expected value method to determine the total consideration which the Company expects to be entitled. The Company updates its estimate of variable consideration each reporting period based on available information and the effect is recognized as an adjustment to sales. Accrued trade promotions were $10.0 million and $5.3 million as of March 31, 2024 and 2023, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Contract Balances — The contract asset balances are $0.4 million and $0.6 million as of March 31, 2024 and 2023, respectively, and are recorded as part of other current assets on the Consolidated Balance Sheets. The Company has contract liabilities in the form of deferred revenue representing payments received from certain of its co-pack customers in advance of completion of the Company's respective performance obligations. The majority of the balance is comprised of prepaid case and labeling and storage services which have been collected from bill and hold sales, as well as amounts invoiced in accordance with the terms of a co-pack agreement.

The deferred revenue activity during fiscal years 2024 and 2023 is shown in the following table (in thousands):

	Fiscal Year:
	2024	2023
Beginning balance	$9,956	$7,655
Deferral of revenue	19,200	19,857
Recognition of unearned revenue	(17,049)	(17,556)
Settlement of liability (1)	(3,922)	-
Ending balance	$8,185	$9,956

(1) Represents settlement of a portion of the deferred revenue liability in connection with the asset acquisition discussed in Note 17.

Contract Costs — We have identified certain incremental costs to obtain a contract, primarily sales commissions, that would require capitalization under the standard. The Company applies the available practical expedient to continue expensing these costs as incurred because the amortization period for the costs would have been one year or less. The Company does not incur significant fulfillment costs requiring capitalization.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

3. Earnings per Share

Earnings per share for fiscal years 2024, 2023 and 2022 are as follows (in thousands, except per share amounts):

	Fiscal Year:
	2024	2023	2022
Basic
Net earnings	$63,318	$9,231	$46,200
Deduct preferred stock dividends paid	23	23	23
Undistributed net earnings	63,295	9,208	46,177
Earnings attributable to participating preferred shareholders	72	30	178
Earnings attributable to common shareholders	$63,223	$9,178	$45,999
Weighted average common shares outstanding	7,318	7,796	8,707
Basic earnings per common share	$8.64	$1.19	$5.28

Diluted
Earnings attributable to common shareholders	$63,223	$9,178	$45,999
Add dividends on convertible preferred stock	20	20	20
Earnings attributable to common stock on a diluted basis	$63,243	$9,198	$46,019
Weighted average common shares outstanding-basic	7,318	7,796	8,707
Additional shares to be issued under full conversion of preferred stock	67	67	67
Total shares for diluted	7,385	7,863	8,774
Diluted earnings per common share	$8.56	$1.16	$5.24

4. Inventories

The Company uses the LIFO method of valuing inventory as it believes this method allows for better matching of current production cost to current revenue. As of March 31, 2024 and 2023, first-in, first-out (“FIFO”) based inventory costs exceeded LIFO based inventory costs, resulting in a LIFO reserve of $324.8 million and $302.4 million, respectively. In order to state inventories at LIFO, the Company recorded an increase to cost of products sold of $22.3 million and $131.6 million for fiscal years 2024 and 2023, respectively. The inventories by category and the impact of using the LIFO method are shown in the following table (in thousands):

	As of:
	March 31,	March 31,
	2024	2023
Finished products	$795,993	$613,622
In process	125,027	75,123
Raw materials and supplies	276,454	284,593
	1,197,474	973,338
Less excess of FIFO cost over LIFO cost	324,782	302,440
Total inventories	$872,692	$670,898

Notes to Consolidated Financial Statements

Seneca Foods Corporation

5. Property, Plant and Equipment

Property, plant and equipment is comprised of the following (in thousands):

	As of:
	March 31,	March 31,
	2024	2023
Land and land improvements	$49,627	$46,978
Buildings and improvements	236,141	214,110
Machinery and equipment	457,433	421,067
Office equipment, furniture, vehicles and computer software	14,971	11,738
Construction in progress	14,450	40,539
Property, plant and equipment, cost	772,622	734,432
Less: accumulated depreciation	(467,606)	(433,220)
Property, plant and equipment, net	$305,016	$301,212

Depreciation expense totaled $36.8 million, $33.9 million, and $30.2 million for fiscal years 2024, 2023, and 2022, respectively.

6. Assets Held For Sale

As of March 31, 2024, the Company had approximately 20 acres of land in the Midwest with a carrying value of $0.1 million that met the criteria to be classified as held for sale on the Consolidated Balance Sheet. The sale of the land is expected to close within twelve months.

As of March 31, 2023, the Company had two non-operating facilities in the Pacific Northwest with a carrying value of $3.1 million and related idle production equipment with a carrying value of $1.2 million that have met the criteria to be classified as held for sale on the Consolidated Balance Sheet. The Company recorded charges of $2.3 million and $0.1 million in fiscal years 2023 and 2022, respectively, in order to properly reflect the carrying value of the assets held for sale as equal to the lower of carrying value or fair value less costs to sell.

As of March 31, 2023, the Company had executed sales agreements to sell one of the facilities and the related equipment therein to two unaffiliated buyers. A deposit of $0.6 million was received from the buyer of the production equipment and recorded as a contract liability as of March 31, 2023, as the Company maintained control of the equipment until the sale was finalized. The contract liability is included in other accrued expenses on the Consolidated Balance Sheet. The sale closed during fiscal year 2024 and control of the equipment was transferred to the buyer.

The following table presents information related to the major classes of assets and liabilities that were held for sale on our Consolidated Balance Sheets (in thousands):

	As of:
	March 31,	March 31,
	2024	2023
Property, plant and equipment (net)	$64	$4,358
Current assets held for sale	$64	$4,358

Notes to Consolidated Financial Statements

Seneca Foods Corporation

7. Debt

Note payable — During fiscal year 2024, the Company entered into an unsecured note payable with an individual lender which provides for an interim financing arrangement with an expiration date of June 30, 2024. The balance of the note payable as of March 31, 2024 was $8.9 million and is associated with certain deposits paid to vendors for a new can manufacturing line located at one of the Company’s plant facilities. The note payable bears interest at a variable interest rate based upon SOFR plus 1.80%. Interest is payable monthly and the interest rate as of March 31, 2024 was 7.13%.

Long-term debt is comprised of the following (in thousands):

	As of:
	March 31,	March 31,
	2024	2023
Revolving credit facility	$237,225	$180,598

Term loans
Term Loan A-1
Outstanding principal	85,000	89,000
Unamortized debt issuance costs	(37)	(68)
Term Loan A-1, net	84,963	88,932

Term Loan A-2
Outstanding principal	283,500	173,500
Unamortized debt issuance costs	(902)	(551)
Term Loan A-2, net	282,598	172,949

Other	-	216
Total long-term debt	604,786	442,695
Less current portion	19,000	10,000
Long-term debt, less current portion	$585,786	$432,695

Revolving credit facility — On March 24, 2021, the Company entered into a Fourth Amended and Restated Loan and Security Agreement that provides for a senior revolving credit facility of up to $400.0 million that is seasonally adjusted (the “Revolver”).

On September 14, 2022, the Company entered into a First Amendment to the Fourth Amended and Restated Loan and Security Agreement (the “Revolver Amendment”) which amended several provisions to replace the London Interbank Offered Rate (“LIBOR”) with the Secured Overnight Financing Rate (“SOFR”) plus a spread adjustment as the interest rate benchmark on the Revolver. The transition to SOFR did not materially impact the interest rates applied to the Company’s borrowings. No other material changes were made to the terms of the Company’s Revolver as a result of the Revolver Amendment.

On May 5, 2023, the Company entered into a Second Amendment to the Fourth Amended and Restated Loan and Security Agreement (the “2023 Revolver Amendment”) which updated certain provisions relating to permitted indebtedness. No other material changes were made as a result of the 2023 Revolver Amendment.

On March 8, 2024, the Company entered into a Third Amendment to the Fourth Amended and Restated Loan and Security Agreement (the “2024 Revolver Amendment”) which increased the seasonal borrowing amount for the period from April through July by $50.0 million. No other material changes were made as a result of the 2024 Revolver Amendment.

Maximum borrowing availability under the Revolver totals $350.0 million from April through July and $400.0 million from August through March. In order to maintain availability of funds under the facility, the Company pays a commitment fee on the unused portion of the Revolver. The Revolver balance is included in Long-Term Debt in the accompanying Consolidated Balance Sheets due to the Revolver’s March 24, 2026 maturity.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the fruits and vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following year. Payment terms for vegetable produce are generally three months but may vary and range from approximately one to seven months. Accordingly, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The following table documents the quantitative data for short-term borrowings on the Revolver during fiscal years 2024 and 2023 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2024	2023
Outstanding borrowings	$237,225	$180,598
Interest rate	6.93%	6.34%

	Fiscal Year:
	2024	2023
Maximum amount of borrowings drawn during the period	$290,968	$350,828
Average outstanding borrowings	$162,780	$159,670
Weighted average interest rate	6.78%	5.03%

Term loans — On May 28, 2020, the Company entered into an Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA that provides for a $100.0 million unsecured term loan (the “Term Loan”). The amended and restated agreement has a maturity date of June 1, 2025 and converted the Term Loan to a fixed interest rate of 3.3012% until maturity rather than a variable interest rate in addition to requiring quarterly principal payments of $1.0 million, which commenced during fiscal year 2021. This agreement contains certain covenants, including maintaining a minimum EBITDA and minimum tangible net worth.

On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the “Agreement”) which governs two term loans, as summarized below:

Term Loan A-1: The Agreement continues certain aspects of the $100.0 million term loan described above, namely Term Loan A-1 will continue to bear interest at a fixed interest rate of 3.3012%, mature on June 1, 2025, and remain unsecured. The Company’s historical practice is to hold term debt until maturity. The Company expects to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and its Revolver. The Company continuously evaluates opportunities to refinance its debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to the Company from time to time, and there can be no assurance that the Company will be able to successfully refinance any debt on commercially acceptable terms at all.

Term Loan A-2: The Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company’s property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023.

On May 23, 2023, the Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amends, restates and replaces in its entirety Term Loan A-2 (the “Amendment”). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan (“Amended Term Loan A-2”). Amended Loan Term A-2 is secured by a portion of the Company’s property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Agreement. As of March 31, 2024, the interest rate on Amended Term Loan A-2 was 7.34%.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Amendment for Term Loan A-1 and Term Loan A-2 (collectively, the “Term Loans”) contains restrictive covenants usual and customary for loans of its type, in addition to financial covenants including minimum EBITDA and minimum tangible net worth which apply to both Terms Loans described above. In connection with the Amended Term Loan A-2, the Company incurred $1.1 million of financing costs which will be deferred and amortized over the life of the term loan.

The Term Loans permit the Company to participate in a patronage program. The program allows the Company to receive an annual patronage distribution from Farm Credit East, ACA, which is earned during a given calendar year period based on its eligible borrowings. The distribution is not guaranteed and if declared by Farm Credit East, ACA, the amount will be received by the Company during the fourth quarter of each fiscal year. The Company received $3.7 million, $0.9 million, and $1.1 million of patronage distributions in fiscal years 2024, 2023 and 2022, respectively. For fiscal year 2024, the patronage distribution is included within other non-operating income in the Consolidated Statements of Net Earnings.

Debt repayment requirements for the next five fiscal years are (in thousands):

2025	$19,000
2026	333,225
2027	15,000
2028	238,500
2029	-
Thereafter	-
Total	$605,725

Covenants and other debt matters — The Company’s debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $25.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loan which for fiscal year 2024 was greater than $75.0 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2024.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. The carrying value of assets pledged for secured debt, including the Revolver, Term Loan A-2, and lease obligations, is $1,074.1 million as of March 31, 2024.

Standby letters of credit – The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2024, the Company had $6.5 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

8. Leases

The Company determines whether an arrangement is a lease at inception of the agreement. Presently, the Company leases land, machinery and equipment under various operating and financing leases.

Right-of-Use (“ROU”) assets represent the Company’s right to use the underlying assets for the lease term and lease obligations represent the net present value of the Company’s obligation to make payments arising from these leases. ROU assets and lease obligations are recognized at commencement date based on the present value of lease payments over the lease term using the implicit lease interest rate or, when unknown, an incremental borrowing rate based on the information available at commencement date or April 1, 2019 for leases that commenced prior to that date. ROU assets and lease obligations for the Company’s operating and financing leases are disclosed separately in the Company’s Consolidated Balance Sheets.

Lease terms may include options to extend or terminate the lease, and the impact of these options are included in the calculation of the ROU asset and lease obligation only when the exercise of the option is at the Company’s sole discretion and it is reasonably certain that the Company will exercise that option. The Company will not separate lease and non-lease components for its leases when it is impractical to separate the two. In addition, the Company has certain leases that have variable payments based solely on output or usage of the leased asset. These variable operating leases are excluded from the Company’s Consolidated Balance Sheet presentation and expensed as incurred. Leases with an initial term of 12 months or less, or short-term leases, are not recorded on the accompanying Consolidated Balance Sheets and are expensed as incurred.

The components of lease cost were as follows (in thousands):

	Fiscal Year:
	2024	2023	2022
Lease cost:
Amortization of right of use assets	$6,134	$6,715	$5,970
Interest on lease liabilities	767	959	1,048
Finance lease cost	6,901	7,674	7,018
Operating lease cost	8,222	13,506	19,250
Short-term lease cost	5,335	5,589	5,879
Total lease cost	$20,458	$26,769	$32,147

	Fiscal Year:
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$767	$959	$1,048
Operating cash flows from operating leases	8,849	13,736	19,010
Financing cash flows from finance leases	7,956	8,814	7,868
	$17,572	$23,509	$27,926

Right-of-use assets obtained in exchange for new finance lease liabilities	$337	$5,825	$9,754
Right-of-use assets obtained in exchange for new operating lease liabilities	$5,409	$4,362	$10,550
Weighted-average lease term (years):
Financing leases	4.4	4.7	4.6
Operating leases	4.3	4.6	4.3
Weighted-average discount rate:
Financing leases	4.0%	3.8%	3.4%
Operating leases	4.7%	4.4%	4.2%

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Undiscounted future lease payments under non-cancelable operating and financing leases, along with a reconciliation of undiscounted cash flows to operating and financing lease obligations, respectively, as of March 31, 2024 were as follows (in thousands):

Years ending March 31:	Operating	Financing
2025	$6,995	$5,371
2026	4,822	4,280
2027	3,692	3,218
2028	3,430	2,811
2029	973	1,659
2030-2034	2,003	1,306
Total minimum payment required	$21,915	$18,645
Less interest	1,891	1,562
Present value of minimum lease payments	20,024	17,083
Amount due within one year	6,266	4,824
Long-term lease obligations	$13,758	$12,259

9. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows (in thousands):

	Fiscal Year:
	2024	2023	2022
Current:
Federal	$20,850	$5,819	$3,454
State	4,364	2,277	3,107
Total	25,214	8,096	6,561

Deferred:
Federal	$(5,010)	$(3,886)	$7,084
State	(523)	352	50
Total	(5,533)	(3,534)	7,134
Total income taxes	$19,681	$4,562	$13,695

Notes to Consolidated Financial Statements

Seneca Foods Corporation

A reconciliation of the expected U.S. statutory rate to the effective rate is as follows:

	Fiscal Year:
	2024	2023	2022
Computed (expected tax rate)	21.0%	21.0%	21.0%
State income taxes (net of federal tax benefit)	3.6%	4.1%	3.7%
Federal credits	-0.6%	-3.9%	-0.9%
State rate changes	-0.2%	2.8%	0.3%
State credit expiration	0.0%	2.1%	0.9%
Change in valuation allowance	0.0%	7.8%	-1.2%
Other	-0.1%	-0.8%	-0.9%
Effective income tax rate	23.7%	33.1%	22.9%

The Company’s effective tax rate was 23.7%, 33.1%, and 22.9% in fiscal years 2024, 2023, and 2022, respectively. In fiscal year 2023, the Company added a valuation allowance against state tax credits as a result of a change in ordering of credit usage for Wisconsin because it was determined that it was more likely than not that the tax credits would not be used prior to expiration. This change to the existing valuation allowance increased the fiscal year 2023 effective tax rate by 7.8%. There was not a similar change in valuation allowance in fiscal year 2024, which provided the effect of reducing the effective tax rate year-over-year. The fiscal year 2024 effective tax rate was further decreased by 3.0% versus fiscal year 2023 due to the impact on the deferred tax balances of the state rate changes which were mostly caused by changes in the Company’s business activities that impact state apportionment. Offsetting those decreases was a 3.3% increase for various federal credits when comparing fiscal year 2024 to fiscal year 2023.

In fiscal year 2023, the Company added a valuation allowance against state tax credits as a result of a change in ordering of credit usage for Wisconsin because it was determined that it was more likely than not that the credits will not be used prior to expiration. This change to the existing valuation allowance, along with other current year increases in the existing valuation allowances, resulted in a 9.0% increase on the fiscal year 2023 effective tax rate as compared to fiscal year 2022. The fiscal year 2023 effective tax rate was further increased by 2.5% versus fiscal year 2022 due to state rate changes which were mostly caused by changes in the Company’s business activities that impact state apportionment.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities (in thousands):

	As of:
	March 31,	March 31,
	2024	2023
Deferred income tax assets:
Future tax credits	$4,884	$5,007
Inventory valuation	9,951	8,364
Employee benefits	2,739	2,335
Insurance	922	471
State depreciation basis differences	3,344	3,218
Operating leases	190	942
Intangibles	2,760	1,514
Pension and post-retirement benefits	8,734	7,117
Interest	18	8
Deferred revenue	260	296
Net operating loss and other tax attribute carryovers	558	1,233
Other	427	327
Total assets	34,787	30,832
Valuation allowance - noncurrent	(4,884)	(5,007)
Total deferred income tax assets, net	29,903	25,825
Deferred income tax liabilities:
Property basis and depreciation difference	25,260	26,450
Inventory reserve	3,091	2,101
Right-of-use assets	3,971	7,045
Pension	21,682	21,528
Other	219	182
Total liabilities	54,223	57,306
Deferred income tax liability, net	$(24,320)	$(31,481)

Net deferred income tax liabilities of $24.3 million and $31.5 million as of March 31, 2024 and 2023, respectively, are recognized as noncurrent liabilities in the Consolidated Balance Sheets.

The Company has State tax credit carryforwards amounting to $1.5 million (California, net of Federal impact), $1.3 million (New York, net of Federal impact), and $2.1 million (Wisconsin, net of Federal impact), which are available to reduce future taxes payable in each respective state through 2028 (California), through 2035 (New York), and through 2038 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets and as of March 31, 2024, the Company has recorded a valuation allowance amounting to $4.9 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not that they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income tax rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other long-term liabilities on the Consolidated Balance Sheets which is reflective of their expected settlement date. The change in the liability for fiscal years 2024 and 2023 consists of the following (in thousands):

	As of:
	March 31,	March 31,
	2024	2023

Beginning balance	$742	$655
Tax positions related to current year:
Additions	120	96
Tax positions related to prior years:
Reductions	(19)	-
Lapses in statues of limitations	(13)	(9)
Ending balance	$830	$742

The liability balances as of March 31, 2024 and 2023 do not include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During fiscal years 2024 and 2023, the accrued interest and penalties balance and change during the respective fiscal years was not significant associated with unrecognized tax benefits.

Although management believes that an adequate position has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the net earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on net earnings. During fiscal year 2024, the statute of limitations lapsed on one uncertain tax position, which results in the position no longer being uncertain. As a result of this lapse and in accordance with its accounting policies, the Company recorded an insignificant decrease to the liability and tax expense. During the next twelve months there could be a decrease in the uncertain tax positions of approximately $0.5 million due to a lapse in the statute of limitations.

The federal income tax returns for fiscal years after 2021 are subject to examination. The Company is current on its federal and state tax returns.

10. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering most employees who meet certain age-entry requirements and work a stated minimum number of hours per year. The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. The Plan was adequately funded as of March 31, 2024 and 2023, respectively, and no contributions were required to meet legal funding requirements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2024 and a statement of the funded status as of March 31, 2024 and 2023 (in thousands):

	Fiscal Year:
	2024	2023
Change in benefit obligation
Benefit obligation at beginning of year	$235,038	$275,001
Service cost (excluding expenses)	5,505	7,429
Interest cost	11,388	9,254
Actuarial gain	(4,674)	(47,403)
Benefit payments	(10,750)	(9,243)
Benefit obligation at end of year	$236,507	$235,038

Change in plan assets
Fair value of plan assets at beginning of year	$294,342	$327,867
Actual return on plan assets	6,428	(23,169)
Benefit payments and expenses	(11,821)	(10,356)
Fair value of plan assets at end of year	$288,949	$294,342

Funded status	$52,442	$59,304

The Plan’s funded status decreased by $6.9 million during fiscal year 2024 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2024. This funded status decrease was primarily driven by a $5.4 million reduction in the fair value of plan assets, as described in more detail below, and $1.5 million increase to the projected benefit obligation. The Plan's accumulated benefit obligation was $219.3 million as of March 31, 2024 and $217.4 million as of March 31, 2023.

During fiscal year 2024, the actuarial gain in the pension plan’s projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in losses and the reflection of an assumed salary increase rate for fiscal year 2025 in excess of the long-term rate. During fiscal year 2023, the actuarial gain in the pension plan’s projected benefit obligation was driven by an increase in discount rates and the annual update in plan census data resulting in gains, partially offset by an assumed salary increase rate for fiscal year 2024 in excess of the long-term rate. Plan assets decreased from $294.3 million as of March 31, 2023 to $288.9 million as of March 31, 2024 primarily due to normal payments of benefits which outpaced the return on plan assets.

The following table provides the components of the Plan’s accumulated other comprehensive loss, pre-tax (in thousands):

	Fiscal Year:
	2024	2023	2022
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss
Prior service cost	$(9)	$(75)	$(167)
Net loss	(34,883)	(28,310)	(36,136)
Accumulated other comprehensive pre-tax loss	$(34,892)	$(28,385)	$(36,303)

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2024, 2023, and 2022 (in thousands):

	Fiscal Year:
	2024	2023	2022
Service cost including administrative expenses	$6,405	$8,240	$9,508
Interest cost	11,388	9,254	7,721
Expected return on plan assets	(17,725)	(16,104)	(17,114)
Amortization of net loss	220	-	-
Amortization of prior service cost	66	91	91
Net periodic benefit cost	$354	$1,481	$206

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

The following table provides the components of other changes in plan assets and benefit obligation for fiscal years 2024, 2023, and 2022 (in thousands):

	Fiscal Year:
	2024	2023	2022
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income
Net actuarial loss (gain)	$6,792	$(7,827)	$9,871
Amortization of:
Prior service (cost) credit	(65)	(91)	(91)
Actuarial (loss) gain	(220)	-	-
Total recognized in other comprehensive income	$6,507	$(7,918)	$9,780

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

	Fiscal Year:
	2024	2023	2022
Weighted Average Assumptions for Balance Sheet Liability at End of Year:

Discount rate - projected benefit obligation	5.31%	5.04%	3.81%
Rate of compensation increase	3.00%	3.00%	3.00%
Mortality table	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021

Weighted Average Assumptions for Benefit Cost at Beginning of Year:

Discount rate - benefit obligations	5.04%	3.81%	3.43%
Discount rate - interest cost	4.90%	3.52%	2.68%
Discount rate - service cost	5.16%	3.93%	3.75%
Expected return on plan assets	6.15%	5.00%	5.00%
Rate of compensation increase	3.00%	3.00%	3.00%

Plan Assets

Investment Policy and Strategy - The Company maintains an investment policy that utilizes a liability-driven investments approach to reduce the ongoing volatility of the Plan’s funded status. During fiscal year 2023, the Company updated its current target allocation to be 20% allocated to a diversified mix of return-seeking investments including equities and alternative investments and 80% allocated to liability-hedging fixed income investments. No changes were made to the target allocation during fiscal year 2024.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Company's plan assets consist of the following:

	Target Allocation for:	Percentage of Plan Assets as of:
	Fiscal Year 2025	March 31, 2024	March 31, 2023
Equity securities	16%	15%	13%
Debt securities	80%	80%	75%
Real estate	2%	2%	8%
Cash	1%	1%	1%
Other	1%	2%	3%
Total	100%	100%	100%

The following tables set forth the Company’s plan assets at fair value, by level within the fair value hierarchy (as defined in Note 1), as of March 31, 2024 and 2023, (in thousands):

	As of March 31, 2024
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$26,371	$-	$26,371	$-	$26,371
Held in common/collective trusts:
Equity securities	-	-	-	17,730	17,730
Real estate	-	-	-	4,509	4,509
Debt securities	-	-	-	231,904	231,904
Cash/short-term investments (2)	-	-	-	3,388	3,388
Other investments	-	-	-	5,047	5,047
Fair value of plan assets	$26,371	$-	$26,371	$262,578	$288,949

	As of March 31, 2023
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$25,045	$-	$25,045	$-	$25,045
Held in common/collective trusts:
Equity securities	-	-	-	12,639	12,639
Real estate	-	-	-	24,766	24,766
Debt securities	-	-	-	219,767	219,767
Cash/short-term investments (2)	-	-	-	2,799	2,799
Other investments	-	-	-	9,326	9,326
Fair value of plan assets	$25,045	$-	$25,045	$269,297	$294,342

(1)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy but are included to reconcile to the amounts presented in our benefit obligations and funded status table.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Expected Return on Plan Assets

For fiscal year 2024, the expected long-term rate of return on Plan assets was 6.15%. For fiscal year 2025, the Company will increase the expected long-term rate of return on Plan assets to 6.55%. The Company expected 6.15% and 6.55% to fall within the 35 to 65 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation for fiscal years 2024 and 2025, respectively.

Cash Flows

Expected contributions for fiscal year ending March 31, 2025 (in thousands):

Expected Employer Contributions	$-
Expected Employee Contributions	$-

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2025			$11,422
2026			12,231
2027			13,041
2028			13,807
2029			14,465
2030	-	2034	79,850

401(k) Plan

The Company also has an employees’ savings 401(k) plan covering all employees who meet certain age-entry requirements and work a stated minimum number of hours per year. Participants may make contributions up to the legal limit. The Company’s matching contributions are discretionary. The Company made matching contributions of $2.5 million, $1.5 million, and $1.1 million in fiscal years 2024, 2023, and 2022, respectively. In each of the aforementioned fiscal years, the matching contribution was entirely treasury stock. This stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

Unfunded Deferred Compensation Plan

The Company sponsors an unfunded nonqualified deferred compensation plan to permit certain eligible employees to defer receipt of a portion of their compensation to a future date. This plan was designed to compensate the plan participants that are ineligible to receive company contributions under the 401(k) plan. As of March 31, 2024 and 2023, the Company has accrued $2.5 million and $1.7 million, respectively, in connection with the unfunded deferred compensation plan.

11. Stockholders’ Equity

Preferred Stock — The Company has authorized three classes of preferred stock: Class A Preferred Stock, 6% Voting Cumulative Preferred Stock, and Preferred Stock Without Par Value.

Class A Preferred Stock — There are 8,200,000 shares of Class A Preferred Stock which have been authorized with a par value of $0.025. The Class A Preferred Stock is designated in series by the Board of Directors, and as of March 31, 2024, there are four designated series.

●

10% Voting Cumulative Convertible Preferred Stock - Series A — There are 1,000,000 shares of 10% Series A Preferred Stock that have been designated by the Board of Directors, with 407,240 shares outstanding as of March 31, 2024. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of Series A Preferred Stock. During fiscal years 2024 and 2023, the Company paid dividends of $10,181, equating to $0.025 per share, on the Series A Preferred Stock.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

●

10% Voting Cumulative Convertible Preferred Stock - Series B — There are 400,000 shares of 10% Series B Preferred Stock that have been designated by the Board of Directors, with 400,000 shares outstanding as of March 31, 2024. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B Preferred Stock. During fiscal years 2024 and 2023, the Company paid dividends of $10,000, equating to $0.025 per share, on the Series B Preferred Stock.

●

Participating Convertible Preferred Stock, Series 1998 — The shares of Participating Convertible Preferred Stock, Series 1998 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. This series of preferred stock has the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal year 2024 or 2023. In addition, this series of preferred stock has a liquidation preference equal to the stated value of $12.00 per share or, if greater, the total distribution which a holder would have received if all outstanding shares of this series were converted into shares of Class A Common Stock immediately prior to the date for calculating the total liquidation distribution. There were 8,292 shares of Participating Convertible Preferred Stock, Series 1998 designated and outstanding as of March 31, 2024 and no conversions took place during the fiscal year. Shares of this series may not be reissued by the Company once they have been converted or acquired by the Company, rather they became authorized but unissued shares of Class A Preferred and may be issued as part of another series of Class A Preferred Stock.

●

Participating Convertible Preferred Stock, Series 2003 — The Convertible Participating Preferred Stock, Series 2003 was issued as partial consideration of the purchase price in the Chiquita Processed Foods acquisition. The 967,742 shares issued in that 2003 acquisition were valued at $16.60 per share which represented the then market value of the Class A Common Stock into which the preferred shares were immediately convertible. This series has a liquidation preference of $15.50 per share and has no shares designated or outstanding as of March 31, 2024. Shares of this series may not be reissued by the Company once they have been converted or acquired by the Company, rather they became authorized but unissued shares of Class A Preferred and may be issued as part of another series of Class A Preferred Stock.

As of March 31, 2024, the Company has an aggregate of 6,791,708 shares of non-designated Class A Preferred Stock authorized for issuance.

6% Voting Cumulative Preferred Stock — There are 200,000 shares of 6% Preferred Stock that are authorized and outstanding as of March 31, 2024. This class of preferred stock is callable at their par value of $0.25 at any time at the option of the Company. The Company paid dividends of $3,000, equating to $0.015 per share, on the 6% Preferred Stock during each of fiscal years 2024 and 2023.

Preferred Stock Without Par Value — There are 30,000 shares of Preferred Stock Without Par Value which have been authorized. This class of preferred stock is to be issued in series by the Board of Directors, none of which are designated or outstanding as of March 31, 2024.

Common Stock — The Class A Common Stock and the Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During fiscal year 2024, there were 1,571 shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan and 4,864 shares of Class A Common Stock issued under the Company's Equity Incentive Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2024 and 2023. Additionally, there were 8,292 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2024 and 2023.

Treasury Stock — During fiscal year 2024 the Company repurchased $33.0 million, or 634,231 shares of its Class A Common Stock and none of its Class B Common Stock. The majority of the shares were repurchased under the Company's stock repurchase program and a small portion of the shares were repurchased for purposes of funding the cash needs for transfers and payments in connection with the employer stock investment fund under the 401(k) plan. As of March 31, 2024, there is a total of $200.1 million, or 5,145,418 shares, of repurchased stock. These shares are not considered outstanding and the Company accounts for treasury stock under the cost method. The Company contributed 55,055 treasury shares with a historical cost of $1.5 million for the 401(k) match in fiscal year 2024 as described in Note 10, Retirement Plans.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

12. Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, note payable, and accrued expenses are reflected in the Consolidated Balance Sheets at carrying value, which approximates fair value due to the short-term maturity of these instruments.

The carrying amount and estimated fair values of the Company's long-term debt are summarized as follows (in thousands):

As of:
	March 31, 2024		March 31, 2023
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Long-term debt, including current portion	$604,786	$599,408	$442,695	$436,293

The estimated fair value for long-term debt is determined by the quoted market prices for similar debt (comparable to the Company’s financial strength) or current rates offered to the Company for debt with the same maturities which is Level 2 from the fair value hierarchy. Since quoted prices for identical instruments in active markets are not available (Level 1), the Company makes use of observable market-based inputs to calculate fair value, which is Level 2.

13. Segment Information

The Company conducts its business almost entirely in food packaging with two reportable segments: Vegetable and Fruit/Snack. The reportable segments reflect how the Company's Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), allocates resources and evaluates performance, and how the Company's internal management financial reporting is structured. The Company's CODM evaluates the performance of these reportable segments with a focus on earnings (loss) before income taxes as the measure of segment profit or loss.

The Other category consists of the Company's non-food operations including revenue derived from the sale of cans, ends, seed, outside revenue from the Company's trucking and aircraft operations, and certain corporate items. These ancillary activities do not qualify as an operating segment and are not eligible for aggregation with one of the identified operating segments; therefore they are combined and presented within the “Other” category.

During the Company’s fiscal year 2024 reassessment, the Company updated how its existing operating segments (Vegetable, Fruit, Snack) are reported. A primary factor of the reassessment was the Company's Vegetable operations which have become a larger strategic focus of the Company, as evidenced by the recent asset acquisition described in Note 17. Fruit was previously reported with Vegetable. The Fruit and Snack segments are now managed together as one reportable segment, leaving Vegetable as its own reportable segment. The update reflects the products offered within the segments and the manner in which the business is currently managed. The prior year amounts within the segment disclosure information have been recast to conform to the current year presentation.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Segment information is provided on a FIFO basis which is consistent with how financial information is prepared internally and provided to the CODM. The LIFO impact on earnings (loss) before income taxes and total assets is shown separately for purposes of reconciling to the GAAP financial statement measure shown on the Consolidated Statements of Net Earnings and Consolidated Balance Sheets.

Export sales represented 5.7%, 6.7% and 7.2% of total net sales in fiscal 2024, 2023 and 2022, respectively.

The following table summarizes certain financial data for the Company’s reportable segments (in thousands):

		Fruit and		Subtotal	LIFO
	Vegetable	Snack	Other	(FIFO basis)	Impact	Total
Fiscal Year 2024:
Net sales	$1,325,618	$100,835	$32,150	$1,458,603	$-	$1,458,603
Earnings (loss) before income taxes	92,852	3,264	9,225	105,341	(22,342)	82,999
Interest expense, net of interest income	31,607	2,347	66	34,020	-	34,020
Capital expenditures	42,089	1,536	-	43,625	-	43,625
Depreciation and amortization	39,364	3,480	634	43,478	-	43,478
Total assets	1,604,449	100,627	3,703	1,708,779	(324,782)	1,383,997

Fiscal Year 2023:
Net sales	$1,374,468	$104,156	$30,728	$1,509,352	$-	$1,509,352
Earnings (loss) before income taxes	137,555	(3,935)	11,784	145,404	(131,611)	13,793
Interest expense, net of interest income	12,684	1,180	461	14,325	-	14,325
Capital expenditures	57,593	13,406	806	71,805	-	71,805
Depreciation and amortization	37,359	3,024	558	40,941	-	40,941
Total assets	1,415,857	95,658	3,646	1,515,161	(302,440)	1,212,721

Fiscal Year 2022:
Net sales	$1,259,878	$97,040	$28,362	$1,385,280	$-	$1,385,280
Earnings (loss) before income taxes	103,899	(7,623)	5,776	102,052	(42,157)	59,895
Interest expense, net of interest income	4,477	473	691	5,641	-	5,641
Capital expenditures	43,490	5,705	2,905	52,100	-	52,100
Depreciation and amortization	33,730	2,542	251	36,523	-	36,523
Total assets	1,025,840	84,087	3,176	1,113,103	(170,829)	942,274

14. Legal Proceedings and Other Contingencies

In the ordinary course of its business, the Company is made a party to certain legal proceedings seeking monetary damages, including proceedings involving product liability claims, workers’ compensation along with other employee claims, tort and other general liability claims, for which it carries insurance, as well as patent infringement and related litigation. The Company is in a highly regulated industry and is also periodically involved in government actions for regulatory violations and other matters surrounding the manufacturing of its products, including, but not limited to, environmental, employee, and product safety issues. While it is not feasible to predict or determine the ultimate outcome of these matters, the Company does not believe that an adverse decision in any of these legal proceedings would have a material impact on its financial position, results of operations, or cash flows.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

15. Plant Restructuring

The following table summarizes the restructuring charges recorded and the accruals established during fiscal years 2024, 2023 and 2022 (in thousands):

	Severance	Other
	Payable	Costs	Total

Balance March 31, 2021	$-	$-	$-
Charge to expense	-	70	70
Cash payments/write offs	-	(70)	(70)
Balance March 31, 2022	-	-	-
Charge to expense	361	3,189	3,550
Cash payments/write offs	(244)	(3,189)	(3,433)
Balance March 31, 2023	117	-	117
Charge to expense	213	212	425
Cash payments/write offs	(330)	(212)	(542)
Balance March 31, 2024	$-	$-	$-

The restructuring charges pertain to the Vegetable reportable segment. During fiscal year 2024, the Company incurred minimal restructuring charges which were partly driven by the Company’s decision to cease its Northeast trucking fleet operations, in addition to charges associated with plants that were closed in previous periods. During fiscal year 2023, the Company incurred restructuring charges primarily due to ceasing production of green beans at a plant in the Northeast. The charges mainly consisted of severance and write-downs of production equipment that was to be scrapped or sold. During fiscal year 2022, the Company incurred restructuring charges primarily related to plants that were closed in previous periods, including severance, health care costs, and lease impairments, amongst other minor changes.

16. Related Party Transactions

During fiscal years 2024, 2023, and 2022, approximately 1% of vegetables supplied to the Company are grown by a Director of Seneca Foods Corporation. The Company’s grower purchases from the Director were $3.0 million, $3.1 million, and $2.9 million in fiscal years 2024, 2023, and 2022, respectively, pursuant to a raw vegetable grower contract. The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

The Company made charitable contributions to the Seneca Foods Foundation (the “Foundation”), a related party, in the amount of $1.0 million, $0.5 million and $1.0 million in fiscal years 2024, 2023 and 2022, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions and is managed by current employees of the Company.

The Company maintains a liability for retirement arrangements to beneficiaries that have family relationships to two of the Company’s current Directors. As of March 31, 2024 and 2023, the liability for these benefits totaled $1.0 million and $1.0 million, respectively. Payments are made monthly over the beneficiary’s lifetime.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

17. Asset Acquisition

On November 8, 2023, the Company executed an Asset Purchase Agreement and associated License Agreement with B&G Foods, Inc., (the “Seller”) to acquire certain assets from the Seller relating to its Green Giant® shelf-stable vegetable product line (the “transaction”). The acquired assets include inventory and an associated license which allows the Company to manufacture, market, distribute, and sell Green Giant® shelf-stable vegetable products within the United States in perpetuity. The purchase price was $55.2 million in cash and was funded from borrowings under the Company’s Revolver.

The transaction was accounted for as an asset acquisition in accordance with ASC 805, Business Combinations, because substantially all of the fair value of the gross assets acquired were concentrated in a singular asset, the acquired inventory, which was recorded at a value of $52.5 million. Additionally, a portion of the purchase price was used to settle preexisting liabilities of $2.7 million. The amount was comprised of $3.9 million of deferred revenue for which the associated performance obligation had not yet been performed by the Company for the Seller prior to the transaction date, offset by $1.2 million of accompanying deferred costs.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation and subsidiaries (the "Company") as of March 31, 2024, the related consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows, for the year ended March 31, 2024, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 13, 2024 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Report of Independent Registered Public Accounting Firm

Inventories — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

Substantially all inventories are stated at the lower of cost or market with cost determined using the last in, first out (“LIFO”) method. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on inventory levels and costs at that time to adjust the inventory balance from First in, first out (“FIFO”) cost to LIFO cost. On March 31, 2024, the Company's inventory balance was $872.7 million, determined using LIFO cost. The excess of inventory valuation calculated using FIFO cost over LIFO cost amounted to $324.8 million. Management performs manual calculations using significant assumptions and judgments regarding inventory quantities and costs to estimate the amount of excess FIFO cost over LIFO cost.

We identified valuation of inventories at LIFO cost as a critical audit matter because of the significant assumptions, manual calculations, and judgments in the calculation of the excess of FIFO cost over LIFO cost, specifically due to the changes in current costs and quantities of materials. Auditing management’s calculations was complex and required a high degree of auditor judgment and subjectivity when performing audit procedures and evaluating the audit evidence obtained, due to the sensitivity of the calculation to quantity and price fluctuations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to LIFO inventories included the following, among others:

●

We tested the design, implementation, and effectiveness of the control over the calculation of the excess of FIFO cost over LIFO cost, including management's control over the key inputs of the calculation for inventory valuation.

●	We tested the completeness, accuracy, and relevance of the underlying data used in management’s calculation of the excess of FIFO cost over LIFO cost.

●	Tested the calculations and application of management’s methodologies related to the calculation of the excess of FIFO cost over LIFO cost.

●	Tested the mathematical accuracy of management’s manual calculation.

Deloitte & Touche LLP

Rochester, NY

June 13, 2024

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Seneca Foods Corporation (the “Company”) as of March 31, 2023, the related consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows for each of the years in the two-year period ended March 31, 2023, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Plante Moran, P.C.

We served as the Company's auditor from 2019 to 2023.

Southfield, Michigan

June 13, 2023

(except for Note 4, as to which the date is July 31, 2023 and except for Note 13, as to which the date is June 13, 2024)

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Seneca Foods Corporation

	Balance at	Charged/	Charged to	Deductions		Balance
	beginning	(credited)	other	from		at end
	of period	to income	accounts	reserve		of period
Year-ended March 31, 2024:
Allowance for doubtful accounts	$34	$289	$-	$270	(a)	$53
Income tax valuation allowance	$5,007	$(123)	$-	$-		$4,884

Year-ended March 31, 2023:
Allowance for doubtful accounts	$54	$(20)	$-	$-	(a)	$34
Income tax valuation allowance	$3,931	$1,076	$-	$-		$5,007

Year-ended March 31, 2022:
Allowance for doubtful accounts	$339	$(291)	$-	$(6)	(a)	$54
Income tax valuation allowance	$4,674	$(743)	$-	$-		$3,931

(a) Accounts written off, net of recoveries.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2024, our internal control over financial reporting is effective based on those criteria.

The Company’s independent registered public accounting firm, Deloitte & Touche LLP, has issued its report on the effectiveness of the Company’s internal control over financial reporting. Their report appears on the next page.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seneca Foods Corporation and subsidiaries (the “Company”) as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Company and our report dated June 13, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ Deloitte & Touche LLP

Rochester, NY

June 13, 2024

Shareholder Information

Seneca Foods Corporation

The Company’s common stock is traded on The NASDAQ Global Select Market. The 5.4 million Class A outstanding shares and 1.7 million Class B outstanding shares are owned by 110 and 116 shareholders of record, as of March 31, 2024, respectively.

As of March 31, 2024, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings, capital requirements, and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on the Company’s Class A Common Stock (SENEA) for the last five fiscal years ended March 31 with (1) the cumulative return on the S&P SmallCap 600 and (2) the cumulative return on the S&P Packaged Foods & Meats Index for this same time period. The graph assumes the investment of $100 on March 31, 2019 and reinvestment of all dividends. The common stock price performance shown on the graph only reflects the change in the Company’s SENEA price relative to the noted indices and is not necessarily indicative of future price performance.

	For the Fiscal Year Ended March 31,
	2019	2020	2021	2022	2023	2024
Seneca Foods Corporation	$100.00	$161.71	$191.42	$209.51	$212.48	$231.30
S&P SmallCap 600	$100.00	$74.11	$144.76	$146.54	$133.62	$154.90
S&P Packaged Foods and Meats Index	$100.00	$100.20	$124.28	$137.02	$150.56	$140.14

Corporate Information

Seneca Foods Corporation

Directors
Kraig H. Kayser, Chairman	John P. Gaylord	Donald J. Stuart
Former President and Chief Executive Officer	President	Managing Partner/Founder
Seneca Foods Corporation	Jacintoport Terminal Company	Cadent Consulting Group

Kathryn J. Boor, Ph.D.	Linda K. Nelson	Bruce E. Ware
Dean of the Graduate School and Vice Provost	Former Chief Financial Officer	Corporate Vice President
for Graduate Education at Cornell University	Birds Eye Foods	DaVita Inc.

Peter R. Call	Paul L. Palmby	Keith A. Woodward
President	President and Chief Executive Officer	Former Chief Financial Officer
My-T Acres, Inc.	Seneca Foods Corporation	Tennant Company

Executive Officers
Paul L. Palmby, President	Timothy R. Nelson, Senior Vice President
Chief Executive Officer	Operations

Dean E. Erstad, Senior Vice President	Michael S. Wolcott, Senior Vice President
Sales and Marketing	Chief Financial Officer and Treasurer

Officers
Carl A. Cichetti, Senior Vice President	Aaron M. Girard, Senior Vice President	Gregory R. Ide, Vice President
Technology and Planning, Chief Information Officer	Logistics	Corporate Controller and Assistant Secretary

John D. Exner, General Counsel	Matt J. Henschler, Senior Vice President	Julie A. Roloson, Senior Vice President
Secretary	Technical Services and Development	Human Resources, Chief Administrative Officer

Operations
Jon A. Brekken, Vice President	Leon Lindsay, Vice President	James Quinlan, Vice President
Western Vegetable Operations	Strategic Sourcing	Can Manufacturing

Amiee Jo Castleberry, Vice President	Eric E. Martin, Vice President	Mary Sagona, Vice President
Human Resources	Eastern Vegetable Operations	Accounting

Paul Hendrickson, Vice President	Janelle Murphy, Vice President	Benjamin M. Scherwitz, Vice President
Process Excellence	Procurement	Technical Services

Steven F. Lammers, Vice President	Beth Newell, General Manager	Richard L. Waldorf, Vice President
Technical Services	Seneca Snack	Customer Service

Richard Leppert, General Manager	Timothy Nolan, Vice President
Seneca Flight	Information Technology

Sales and Marketing Groups
Carl B. Bowling, Vice President	George E. Hopkins, III, Vice President	Beau P. Simonson, Vice President
Branded Sales	Private Label Retail	Foodservice Dry Grocery

David A. Carter, Vice President	Kevin F. Lipps, Vice President	Courtney Schulis, Vice President
Marketing and National Accounts	International Sales	Glace Sales

Jesse Hayes, Vice President	Victoria A. Ninneman, Vice President	Aaron L. Wadell, Vice President
Frozen Sales and Chain Accounts	Industrial and Ingredient Sales	E-Business