Form 10-K, Exhibit 13
period 2025-03-31
Seneca Foods Corp
filed 2025-06-12
CIK 88948

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business

Seneca is a leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Its high quality products are primarily sourced from more than 1,100 American farms. The Company’s product offerings include canned, frozen and jarred produce, and snack chips. Its products are sold under private label as well as national and regional brands that the Company owns or licenses, including Seneca®, Libby’s®, Green Giant®, Aunt Nellie’s®, CherryMan®, Green Valley® and READ®. The Company’s fruits and vegetables are sold nationwide by major grocery outlets, including supermarkets, mass merchandisers, limited assortment stores, club stores and dollar stores. The Company also sells its products to foodservice distributors, restaurant chains, industrial markets, other food processors, export customers in approximately 55 countries and federal, state and local governments for school and other food programs. Additionally, the Company packs canned and frozen vegetables under contract packing agreements.

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

We purchase raw materials, including raw produce, steel, ingredients and packaging materials from growers, commodity processors, steel producers and packaging suppliers. Raw materials and other input costs, such as labor, fuel, utilities and transportation, are subject to fluctuations in price attributable to a number of factors. Fluctuations in commodity prices can lead to retail price volatility and can influence consumer and trade buying patterns. The cost of raw materials, fuel, labor, distribution and other costs related to our operations can increase from time to time significantly and unexpectedly, the impact of which could increase our cost of products sold and reduce our profitability.

We experienced material cost increases to various production inputs during the last several years due to a number of factors, including but not limited to, supply chain disruptions, steel supply and pricing, raw material shortages, labor shortages, and the conflict between Russia and Ukraine. While we have no direct exposure to this foreign conflict, it had a negative impact on the global economy which increased certain of our input costs. While some of the factors mentioned above have started to ease and stabilize during fiscal year 2025, our costs remain elevated as compared to historical levels.

We attempt to manage costs by locking in prices through short-term supply contracts, advance grower purchase agreements, and by implementing cost saving measures. We also attempt to offset rising input costs by raising sales prices to our customers. However, increases in the prices we charge our customers may lag behind rising input costs. Competitive pressures and pricing methodologies employed in the various sales channels in which we compete may also limit our ability to raise prices in response to rising costs. To the extent we are unable to avoid or offset any present or future cost increases, our operating results could be materially adversely affected.

Results of Operations - Fiscal Year 2025 versus Fiscal Year 2024

The following discussion is a comparison between fiscal year 2025 and fiscal year 2024 results. For a discussion of the Company’s results of operations for the year ended March 31, 2024 compared to the year ended March 31, 2023, please refer to the information under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2024, which was filed with the Securities and Exchange Commission (“SEC”) on June 13, 2024.

Net Sales:

The following table presents net sales by product category (in thousands):

	Fiscal Year:
	2025	2024
Canned vegetables	$1,314,315	$1,204,823
Frozen vegetables	124,714	120,795
Fruit products	92,378	87,435
Snack products	14,995	13,400
Other	32,485	32,150
	$1,578,887	$1,458,603

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net sales for fiscal year 2025 totaled $1,578.9 million as compared to $1,458.6 million for fiscal year 2024. The overall net sales increase of $120.3 million, or 8.2%, was due to higher sales volumes contributing $85.5 million to net sales, complemented by higher selling prices and favorable mix, which provided favorability of $34.8 million, as compared to the prior fiscal year.

Net sales of canned vegetables, frozen vegetables, and fruit products increased over the prior fiscal year as volume in each of these product categories was higher. Elevated pricing necessitated by the material cost increases experienced by the Company also contributed to an increase in net sales for these product categories.

Net sales of snack products increased as compared to the prior fiscal year primarily driven by increased volume.

Operating Income:

The following table sets forth the percentages of net sales represented by selected items for fiscal year 2025 and fiscal year 2024 reflected in our Consolidated Statements of Net Earnings (percentages shown as absolute values):

	Fiscal Year:
	2025	2024
Gross margin	9.5%	12.9%
Selling, general, and administrative expense	4.8%	5.6%
Other operating income, net	0.2%	0.0%
Operating income	4.9%	7.4%
Interest expense, net	2.1%	2.3%
Other non-operating income	0.6%	0.7%
Income taxes	0.8%	1.3%

Gross Margin – Gross margin is equal to net sales less cost of products sold. As a percentage of net sales, gross margin was 9.5% for fiscal year 2025 as compared to 12.9% for fiscal year 2024. The decrease in gross margin for fiscal year 2025 was primarily driven by continued elevated costs, which outpaced the increase in net sales as compared to fiscal year 2024. Finished goods sold by the Company during fiscal year 2025 primarily consisted of products produced during either the preceding year or current year seasonal packs; both of which have a higher cost on a per unit basis as compared to previous fiscal years. Refer to the material cash requirements section below for additional discussion of the factors impacting the respective seasonal pack. Additionally, the Company recorded a LIFO charge of $34.5 million in fiscal year 2025 versus a LIFO charge of $22.3 million in fiscal year 2024, which equated to a year-over-year unfavorable impact to gross margin of $12.2 million.

Selling, General and Administrative Expense – Selling, general and administrative expense for fiscal year 2025 decreased $5.8 million from fiscal year 2024. Selling, general and administrative expense was 4.8% of net sales in fiscal year 2025 and 5.6% of net sales in fiscal year 2024. The decrease in selling, general, and administrative expense as a percentage of net sales was mainly due to the increase in net sales during fiscal year 2025 and the fixed nature of certain expenses.

Other Operating Income, net – The Company had net other operating income of $3.0 million in fiscal year 2025, primarily driven by gains of $4.1 million on the sale of land in the Midwest, which was offset by $1.0 million for the disposal of various spare equipment.

The Company had net other operating income of $0.2 million in fiscal year 2024, which was driven primarily by gains on the sale of non-operational assets in the Pacific Northwest, partially offset by transition service fees incurred in connection with an asset acquisition. Refer to Note 15 of the Notes to Consolidated Financial Statements for further details of that transaction.

Non-Operating Income (Expense):

Interest Expense, Net – Interest expense as a percentage of net sales was 2.1% for fiscal year 2025 as compared to 2.3% for fiscal year 2024. Interest expense decreased slightly from $34.0 million in the prior fiscal year to $33.2 million for fiscal year 2025 as a result of lower average borrowings outstanding under the Company’s revolving credit facility in fiscal year 2025 as compared to fiscal year 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Non-Operating Income – Other non-operating income totaled $10.0 million and $9.8 million in fiscal years 2025 and 2024, respectively, and is comprised mainly of the non-service related pension amounts that are actuarially determined. The non-service related pension amounts can either be income or expense depending on the results of the actuarial calculations. For details of the calculation of the pension amounts, refer to Note 9 of the Notes to Consolidated Financial Statements. Other non-operating income also includes the patronage distribution associated with the Company’s term loans. The patronage distribution varies each year and there is no guarantee that an amount will be received by the Company; for further details refer to Note 6 of the Notes to Consolidated Financial Statements.

Income Taxes – As a result of the aforementioned factors, pre-tax earnings decreased from $83.0 million in fiscal year 2024 to $54.5 million in fiscal year 2025. Income tax expense totaled $13.3 million and $19.7 million in fiscal years 2025 and 2024, respectively. The Company’s effective tax rate was 24.3% and 23.7% in fiscal years 2025 and 2024, respectively. The main drivers of the increase to the effective tax rate in fiscal year 2025 as compared to fiscal year 2024 resulted from changes in the valuation allowance, state return to accrual adjustments, expirations and other adjustments of state tax credits, and differences in the overall permanent tax adjustments. For additional details of the calculation of the effective tax rate, refer to Note 8 of the Notes to Consolidated Financial Statements.

Earnings per Share:

	Fiscal Year:
	2025	2024
Basic earnings per common share	$5.95	$8.64
Diluted earnings per common share	$5.90	$8.56

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

During the preceding fiscal years, working capital needs trended higher than previously experienced by the Company in part because of larger annual pack sizes needed to replenish the Company’s post-pandemic inventory levels to meet customer demand, and because of supply chain challenges and inflationary pressure in the steel industry which impacted can manufacturing operations. To successfully navigate the uncertainty driven by inflation and import tariffs, and a desire to diversify its steel supply, the Company employed a strategic approach during those fiscal years and increased steel coil purchases to better position itself for subsequent years. The higher cost of steel coil raw materials translated into an elevated container cost and ultimately resulted in an increased cost per unit for the associated finished good product. Working capital was likewise unfavorably impacted during the preceding fiscal years as the Company experienced material cost increases implemented by suppliers affecting various other production inputs aside from steel. These economic conditions contributed to higher cash outflows and an increased cost per unit for the associated finished good product.

From the standpoint of available inventory, the Company’s larger seasonal pack sizes in fiscal year 2024 driven by favorable growing conditions, coupled with lower sales, resulted in higher inventory levels for finished goods as of March 31, 2024. These higher inventory levels provided the Company with additional availability of products leading into fiscal year 2025, resulting in a lower planned seasonal pack and the opportunity to normalize working capital trends, specifically surrounding inventory.

During fiscal year 2025, the Company has experienced an easing of working capital needs driven by the factors previously mentioned. However, adverse weather conditions during the planting and harvesting seasons had a notable impact, especially in the upper Midwest where the Company has its primary growing region. Challenging growing conditions and reduced crop yields resulted in a seasonal pack that was lower than originally planned. This in turn has resulted in a higher-cost seasonal pack on a per unit basis for fiscal year 2025; however, the overall costs from a cash requirements perspective are favorable as compared to the preceding fiscal years.

The Company believes that its operations along with existing liquidity sources will satisfy its cash requirements for at least the next twelve months. This includes the Company’s expectation with respect to Term Loan A-1 that matures on June 1, 2025, that it will maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, primarily using cash on hand, as well as access to the capital markets, and its revolving credit facility. The Company has borrowed funds and continues to believe that it has the ability to do so at reasonable interest rates; however additional borrowings would result in increased interest expense. The Company does not have any off-balance sheet financing arrangements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Cash Flows – The following table presents a summary of the Company’s cash flows from operating, investing, and financing activities (in thousands):

	Fiscal Year:
	2025	2024
Cash provided by (used in) operating activities	$335,475	$(82,963)
Cash used in investing activities	(34,814)	(47,202)
Cash (used in) provided by financing activities	(262,124)	129,762
Net increase (decrease) in cash, cash equivalents and restricted cash	38,537	(403)
Cash, cash equivalents and restricted cash, beginning of period	11,853	12,256
Cash, cash equivalents and restricted cash, end of period	$50,390	$11,853

Net Cash Provided by (Used in) Operating Activities – For fiscal year 2025, cash provided by operating activities was $335.5 million, which consisted of $208.1 million from changes in operating assets and liabilities, coupled with net earnings of $41.2 million and non-cash charges of $86.2 million. The non-cash charges were largely driven by $44.8 million of depreciation and amortization, $5.0 million of non-cash lease expense, and a $34.5 million LIFO charge. The change in operating assets and liabilities was favorably impacted by improved working capital needs during the current fiscal year. The Company experienced a lower utilization of cash for inventories resulting from the higher inventory levels carried into the current fiscal year along with a reduced fiscal year 2025 seasonal pack due to adverse weather conditions. This is consistent with the factors discussed above within the material cash requirements section.

For fiscal year 2024, cash used in operating activities was $83.0 million, which consisted of a use of cash of $215.1 million by operating assets and liabilities partially offset by net earnings of $63.3 million, adjusted by non-cash charges of $68.8 million. The non-cash charges were largely driven by $43.5 million of depreciation and amortization, $7.3 million of non-cash lease expense, and a $22.3 million LIFO charge. The change in operating assets and liabilities was largely due to inventories being a use of cash driven by higher finished goods inventory levels and by the material cost inflation to various production inputs. The increase in inventories was also impacted by finished goods acquired in the asset acquisition. Refer to Note 15 of the Notes to Consolidated Financial Statements for further details of that transaction.

The cash requirements of the business fluctuate significantly throughout the year to coincide with the seasonal growing cycles of vegetables. The majority of the inventories are produced during the packing months, from June through November, and are then sold over the following twelve months. Cash flow from operating activities is one of the Company’s main sources of liquidity, excluding usual seasonal working capital swings.

Net Cash Used in Investing Activities – Net cash used in investing activities was $34.8 million for fiscal year 2025 and consisted of cash used for capital expenditures of $37.2 million and $2.7 million paid as deposits to vendors for the installation of a new can manufacturing line. Partially offsetting those amounts, the Company received proceeds from the sale of assets totaling $5.1 million.

Net cash used in investing activities was $47.2 million for fiscal year 2024 and consisted of cash used for capital expenditures of $36.6 million and $18.7 million paid as deposits to vendors for the installation of a new can manufacturing line. Offsetting those amounts, the Company received proceeds from the sale of assets totaling $8.1 million.

Net Cash (Used in) Provided by Financing Activities – Net cash used in financing activities was $262.1 million for fiscal year 2025, driven primarily by a net paydown on the Company’s revolving credit facility of $236.2 million. The Company paid $1.6 million of costs in connection with the refinancing of its revolving credit facility. The Company also made payments totaling $20.3 million on its term loans and finance obligation during fiscal year 2025. Partially offsetting the outflows was a $12.4 million increase in note payable borrowings associated with the Company’s new can manufacturing line which was converted to a finance obligation during the current fiscal year. Additionally, the Company used cash of $11.6 million to purchase treasury stock and made payments of $4.8 million on finance leases.

Net cash provided by financing activities was $129.8 million for fiscal year 2024, driven primarily by a net $114.2 million increase on the Company’s term loan and note payable, as well as an increase in net borrowings on the Company’s revolving credit facility of $56.6 million during fiscal year 2024. Cash used to purchase treasury stock of $33.0 million and to make payments on finance leases of $8.0 million partially offset the cash provided by financing activities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debt – The Company’s primary cash requirements are to make payments on the Company’s debt, finance seasonal working capital needs and to fund capital expenditures. Internally generated funds and amounts available under the revolving credit facility are the Company’s primary sources of liquidity, although the Company believes it has the ability to raise additional capital, if it desires.

Note Payable and Finance Obligation – During fiscal year 2024, the Company entered into an unsecured note payable with an individual lender for an interim financing arrangement associated with deposits paid to vendors for the installation of a new can manufacturing line located at one of the Company’s plant facilities. The note payable had a variable interest rate based upon the Secured Overnight Financing Rate (“SOFR”) plus 1.80% with interest payable monthly.

During fiscal year 2025, subsequent to the final installation of the can manufacturing line in September 2024, the Company took title and recorded an addition to property, plant and equipment of $21.3 million and a corresponding reduction of the vendor deposits which were recorded within other assets on the Consolidated Balance Sheet. After taking title to the equipment, the Company and the lender entered into a financing agreement for the can manufacturing line which commenced in September 2024 and is recorded as a finance obligation on the accompanying Consolidated Balance Sheets. In connection with this transaction, the note payable was cancelled. The finance obligation has a maturity date of September 14, 2031 and a monthly payment of $0.3 million which is comprised of principal and interest at a fixed rate of 5.56%.

Future minimum payments under the finance obligation are as follows (in thousands):

Fiscal years ending March 31:
2026	$3,684
2027	3,684
2028	3,684
2029	3,684
2030	3,684
Thereafter	5,524
Total minimum payment required	23,944
Less interest	3,888
Total finance obligation	20,056
Amount due within one year	2,635
Finance obligation, less current portion	$17,421

Revolving Credit Facility – On December 23, 2024, the Company entered into a Loan and Security Agreement (the “Agreement”), with Wells Fargo Bank, National Association as agent for the various lenders of a senior revolving credit facility of up to $450.0 million that is seasonally adjusted to a maximum of $400.0 million during the months of April through July (the “Revolver”).

The Agreement refinanced and replaced in its entirety the Fourth Amended and Restated Loan and Security Agreement dated as of March 24, 2021, as amended from time to time, with Bank of America, N.A. as agent, issuing bank, and syndication agent, and BofA Securities, Inc. as lead arranger (the “2021 Agreement”). The Agreement maintains many of the key characteristics of the 2021 Agreement including the variable interest rate based on SOFR plus an applicable margin, type of collateral, borrowing base requirements and financial covenant calculation, if applicable.

The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following twelve months. Payment terms for vegetable produce are generally three months but may vary and range from approximately one to seven months. Therefore, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The interest rate benchmark for borrowings under the Revolver is based upon SOFR plus an applicable margin, as defined in the Agreement. In order to maintain availability of funds under the revolving credit facility, the Company pays a commitment fee on the unused portion of the Revolver. As of March 31, 2025, the unused portion of the Revolver was $442.0 million. The Revolver has a five-year term and matures on December 24, 2029. Accordingly, the Revolver balance is included in Long-Term Debt on the accompanying Consolidated Balance Sheets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In connection with the Revolver refinance, certain lenders exited the syndicate and were replaced by new syndicate members. The portion of the transaction in which certain lenders exited was accounted for as an extinguishment resulting in the write-off of an immaterial amount of unamortized deferred costs. The portion of the transaction comprised of lenders that remained in the syndicate was accounted for as a modification, resulting in the Company continuing to defer the remaining unamortized costs over the term of the Revolver. Additionally, the Company incurred $1.6 million of new debt issuance costs which will be deferred over the term of the Revolver and amortized on a straight-line basis. On the closing date, a repayment of $70.0 million was made to satisfy the outstanding revolving credit facility obligations immediately prior to the refinance transaction, and a corresponding Revolver borrowing of the same amount was drawn to fund the payment. The Consolidated Statement of Cash Flows reflects the payment of debt issuance costs and the gross repayment and borrowing amounts for the Revolver within financing activities.

The following table summarizes certain quantitative data for Revolver borrowings during fiscal year 2025 and fiscal year 2024 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2025	2024
Outstanding borrowings	$1,000	$237,225
Interest rate	5.83%	6.93%

	Fiscal Year:
	2025	2024
Maximum amount of borrowings drawn during the period	$233,063	$290,968
Average outstanding borrowings	$124,606	$162,780
Weighted average interest rate	6.86%	6.78%

Term Loans – On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the “Term Loan Agreement”) which governs two term loans, as summarized below:

Term Loan A-1: The Term Loan Agreement provides for the continuation of a $100.0 million unsecured term loan with a maturity date of June 1, 2025 and fixed interest rate of 3.3012%. Quarterly principal payments are $1.0 million on Term Loan A-1. Upon maturity, the Company paid the Term Loan A-1 in full using available cash on hand.

Term Loan A-2: The Term Loan Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company’s property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023. The Company’s historical practice is to hold term debt until maturity. The Company expects to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and its Revolver. The Company continuously evaluates opportunities to refinance its debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to the Company from time to time, and there can be no assurance that the Company will be able to successfully refinance any debt on commercially acceptable terms at all.

On May 23, 2023, the Term Loan Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amends, restates and replaces in its entirety Term Loan A-2 (the “Amendment”). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan (“Amended Term Loan A-2”). Amended Loan Term A-2 is secured by a portion of the Company’s property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Term Loan Agreement. As of March 31, 2025, the interest rate on Amended Term Loan A-2 was 6.57%.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debt repayment requirements in each of the five subsequent fiscal years are presented below (in thousands):

Fiscal years ending March 31:
2026	$96,000
2027	15,000
2028	238,500
2029	-
2030	1,000
Total	$350,500

The Company believes that its cash flows from operations, availability under its Revolver, and cash and cash equivalents on hand will provide adequate funds for the Company’s working capital needs, planned capital expenditures, operating and administrative expenses, and debt service obligations for at least the next twelve months and the foreseeable future.

Restrictive Covenants – The Company’s debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default under the Agreement has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $30.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loans which for fiscal year 2025 was greater than $75.0 million in EBITDA. The Company computes its financial covenants as if the Company were on the first-in, first out (“FIFO”) method of inventory accounting. The Company has met all such financial covenants as of March 31, 2025.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. See Note 10 of the Notes to Consolidated Financial Statements for additional information on the Company’s preferred stock.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2025, the Company had $7.0 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Obligations and Commitments:

The Company is party to various contractual obligations involving commitments to make payments to third parties. These obligations impact the Company’s short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the Consolidated Balance Sheet as of March 31, 2025, while others are considered future obligations. Contractual obligations primarily consist of operating leases, purchase obligations and commitments, principal payments on long-term debt and related interest payments, and income taxes. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination. See Notes 6 and 7 of the Notes to Consolidated Financial Statements for information related to the Company’s debt and leases, respectively.

Purchase obligations and commitments consist of open purchase orders to purchase raw materials, including raw produce, steel, ingredients and packaging materials, as well as commitments for products and services used in the normal course of business. The Company expects that the majority of these purchase obligations and commitments will be settled within one year.

The Company’s contractual obligations related to income taxes are primarily related to unrecognized tax benefits. See Note 8 of the Notes to Consolidated Financial Statements for information related to income taxes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the normal course of its business, the Company has posted a surety bond and a surety-backed letter of credit which serve as collateral for its workers’ compensation policy. The primary purpose of these instruments is to indemnify the beneficiary should the Company be unable to fulfill its obligations for claims asserted under the workers’ compensation policy. Both the surety bond and the surety-backed letter of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. As of March 31, 2025, the available undrawn amount of the surety bond and the surety-backed letter of credit was $4.0 million and $13.8 million, respectively. The Company is not aware of any outstanding claims made against either of these instruments.

The Company has no off-balance sheet debt or other unrecorded obligations other than the commitments noted above.

Impact of Seasonality on Financial Position and Results of Operations:

The Company’s production cycle begins with planting in the spring followed by harvesting and packaging during the second and third fiscal quarters with sales spanning over the following twelve months. Minimal food packaging occurs in the Company's last fiscal quarter ending March 31, which is the optimal time for maintenance, repairs and equipment changes in its packaging plants. The supply of commodities, current pricing, and expected new crop quantity and quality affect the timing and amount of the Company’s sales and earnings. When the seasonal harvesting periods of the Company's major vegetables are newly completed, inventories for these packaged vegetables are at their highest levels. For peas, the peak inventory time is mid-summer and for sweet corn and green beans, the Company's highest volume vegetables, the peak inventory is in mid-autumn. The seasonal nature of the Company’s production cycle results in inventory and accounts payable typically reaching their lowest point in mid-to-late first quarter prior to the new seasonal pack commencing. As the seasonal pack progresses, these components of working capital both increase until the pack is complete.

The Company’s fruit and vegetable sales exhibit seasonal increases in the third fiscal quarter due to increased retail demand during the holiday season. In addition, the Company sells canned and frozen vegetables to a co-pack customer on a bill and hold basis during the pack cycle, which typically occurs in the second and third quarters. Given the seasonal nature of the Company’s sales, the accounts receivable balance typically reaches its highest point at the end of the second fiscal quarter.

The following table shows quarterly information for selected financial statement items during fiscal years 2025 and 2024 to illustrate the Company’s seasonal business (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2025:
Net sales	$304,727	$425,465	$502,856	$345,839
Gross margin	42,691	42,871	49,110	15,529
Net earnings	12,661	13,303	14,659	601
Accounts receivable, net (at quarter end)	96,448	108,533	70,829	96,330
Inventories (at quarter end)	841,847	944,887	735,682	603,955
Accounts payable (at quarter end)	62,460	213,015	70,791	43,580
Revolver outstanding (at quarter end)	209,189	146,421	42,196	1,000

Fiscal Year 2024:
Net sales	$298,664	$407,475	$444,481	$307,983
Gross margin	55,289	58,118	54,033	20,778
Net earnings (loss)	23,111	24,779	17,675	(2,247)
Accounts receivable, net (at quarter end)	84,964	128,380	89,928	79,767
Inventories (at quarter end)	735,124	1,013,447	968,889	872,692
Accounts payable (at quarter end)	117,700	321,579	125,182	40,326
Revolver outstanding (at quarter end)	52,064	134,757	258,108	237,225

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trade Promotion Expenses – The Company records both direct and estimated reductions to sales for trade promotions at the time of sale of the respective product. For estimated reductions, the Company maintains an accrual for customer promotional programs, in-store display incentives, and other sales and marketing expenses. This accrual requires management judgment regarding the volume of promotional offers that will be redeemed by the customer and is based on a combination of historical data on performance of similar programs and specific customer program activity. The amounts are subject to fluctuation due to the level of sales and marketing programs, and timing of deductions. Accrued trade promotions were $7.0 million and $10.0 million as of March 31, 2025 and 2024, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Inventories – The Company uses the lower of cost, determined under the last-in, first-out (“LIFO”) method, or market, to value substantially all of its inventories. In the high inflation environment that the Company has been experiencing, the Company believes that the LIFO method is preferable over the first-in, first-out (“FIFO”) method because it better matches the cost of current production to current revenue. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on the inventory levels and costs at that time.

Pension Expense – The Company has a defined benefit plan (the “Plan”) which is subject to certain economic and demographic assumptions. The funded status of the Plan is dependent upon key assumptions, including the discount rate, mortality, and the rate of increase in compensation levels. Additionally, the Plan’s funded status is dependent on other factors such as the actual return on plan assets. Certain assumptions reflect the Company's historical experience and management’s best judgment regarding future expectations. Management reviews these assumptions at least annually and uses independent actuaries to assist in formulating assumptions and making estimates.

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

The Plan’s funded status increased $23.3 million during fiscal year 2025 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2025. This funded status increase was primarily driven by a $19.1 million reduction to the projected benefit obligation, as described in more detail below, and a $4.2 million increase in the fair value of plan assets.

During fiscal year 2025, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates and changes in demographic assumptions to better reflect future plan experience, partially offset by the reflection of an assumed salary increase rate for fiscal year 2026 in excess of the long-term rate. Additionally, the Company completed a lump-sum payout during fiscal year 2025 to certain terminated vested Plan participants which resulted in payments of $10.2 million. During fiscal year 2024, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in losses and the reflection of an assumed salary increase rate for fiscal year 2025 in excess of the long-term rate. Plan assets increased from $288.9 million as of March 31, 2024 to $293.1 million as of March 31, 2025 primarily due to favorable return on plan assets which outpaced payments of benefits.

The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. Refer to Note 9 of the Notes to Consolidated Financial Statements for the full defined benefit plan disclosures.

Non-GAAP Financial Measures:

Adjusted net earnings, EBITDA, and FIFO EBITDA are non-GAAP financial measures and are provided for informational purposes only. The Company believes these non-GAAP financial measures provide investors with helpful information to evaluate financial performance, perform comparisons from period to period, and compare results against the Company’s industry peers. A non-GAAP financial measure is defined as a numerical measure of the Company’s financial performance that excludes or includes amounts so as to be different from the most directly comparable measure calculated and presented in accordance with GAAP in the Consolidated Balance Sheets and related Consolidated Statements of Net Earnings, Comprehensive Income, Stockholders’ Equity and Cash Flows. The Company does not intend for this information to be considered in isolation or as a substitute for other measures prepared in accordance with GAAP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted net earnings are calculated on a FIFO basis which excludes the impact from the application of LIFO. Set forth below is a reconciliation of reported net earnings before income taxes to adjusted net earnings (in thousands):

	Fiscal Year:
	2025	2024
Earnings before income taxes, as reported	$54,483	$82,999
LIFO charge	34,474	22,342
Adjusted earnings before income taxes	88,957	105,341
Income taxes (1)	21,843	25,177
Adjusted net earnings	$67,114	$80,164

(1)

For fiscal years 2025 and 2024, income taxes on adjusted earnings before income taxes were calculated using the income tax provision amounts of $13.3 million and $19.7 million, respectively, and applying the statutory rates of 24.9% and 24.6%, respectively, for each of the respective periods to the pre-tax LIFO charge.

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

Set forth below is a reconciliation of reported net earnings to EBITDA and FIFO EBITDA (in thousands):

	Fiscal Year:
	2025	2024
Net earnings	$41,224	$63,318
Income taxes	13,259	19,681
Interest expense, net of interest income	33,245	34,020
Depreciation and amortization (1)	49,795	50,729
Interest amortization (2)	(565)	(447)
EBITDA	136,958	167,301
LIFO charge	34,474	22,342
FIFO EBITDA	$171,432	$189,643

(1)	Includes non-cash lease expense consistent with financial covenant calculations.
(2)	Reconciling item needed to exclude debt issuance cost amortization from the amount shown for interest expense.

Recent Accounting Pronouncements:

The Company evaluates recent accounting pronouncements to determine the potential impact they may have on the consolidated financial statements. Refer to Note 1 of the Notes to Consolidated Financial Statements for additional information and discussion about recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the amount of interest expense we expect to pay with respect to our Revolver and Amended Term Loan A-2 (collectively, “Variable Rate Debt”), which are tied to the variable market rate SOFR. Interest rates on the remainder of our long-term debt, including Amended Term Loan A-1 and the finance obligation, are fixed and not subject to interest rate volatility. The Company uses its Variable Rate Debt for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. With $401.2 million in average Variable Rate Debt during fiscal year 2025, a hypothetical 1% change in interest rates would have had a $4.0 million impact on interest expense.

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

Consolidated Statements of Net Earnings

Seneca Foods Corporation

(In thousands, except per share amounts)

	Fiscal Year:
	2025	2024	2023
Net sales	$1,578,887	$1,458,603	$1,509,352

Costs and expenses:
Cost of products sold	1,428,686	1,270,385	1,405,033
Selling, general, and administrative expense	75,459	81,209	81,072
Other operating (income) expense, net	(3,028)	(222)	1,888
Total costs and expenses	1,501,117	1,351,372	1,487,993
Operating income	77,770	107,231	21,359
Other income and expenses:
Interest expense, net of interest income of $967, $699 and $528, respectively	33,245	34,020	14,325
Other non-operating income	(9,958)	(9,788)	(6,759)
Earnings before income taxes	54,483	82,999	13,793
Income taxes	13,259	19,681	4,562
Net earnings	$41,224	$63,318	$9,231

Earnings per share:
Basic	$5.95	$8.64	$1.19
Diluted	$5.90	$8.56	$1.16

Weighted average common shares outstanding:
Basic	6,912	7,318	7,796
Diluted	6,979	7,385	7,863

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Seneca Foods Corporation

(In thousands)

	Fiscal Year:
	2025	2024	2023
Comprehensive income:
Net earnings	$41,224	$63,318	$9,231
Change in pension and postretirement benefits, net of tax expense (benefit) of $5,772, ($1,628) and $1,999, respectively	17,544	(4,892)	5,980
Total	$58,768	$58,426	$15,211

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Seneca Foods Corporation

(In thousands)

	As of:
	March 31, 2025	March 31, 2024
Assets
Current assets:
Cash and cash equivalents	$42,685	$4,483
Restricted cash	7,705	7,370
Accounts receivable, net of allowance for credit losses of $71 and $53, respectively	96,330	79,767
Inventories	603,955	872,692
Refundable income taxes	672	-
Other current assets	4,307	2,703
Total current assets	755,654	967,015
Property, plant and equipment, net	324,768	305,016
Right-of-use assets operating, net	10,004	19,705
Right-of-use assets finance, net	13,224	20,386
Pension assets	75,733	52,442
Other assets	2,046	19,433
Total assets	$1,181,429	$1,383,997

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$43,580	$40,326
Note payable	-	8,926
Deferred revenue	11,140	8,185
Accrued vacation	12,942	11,632
Accrued payroll	10,926	15,845
Income taxes payable	1,686	2,648
Other accrued expenses	28,592	33,383
Current portion of long-term debt, finance and lease obligations	105,692	30,090
Total current liabilities	214,558	151,035
Long-term debt	253,822	585,786
Operating lease obligations	6,924	13,758
Finance lease obligations	8,377	12,259
Finance obligation	17,421	-
Deferred income tax liability, net	32,282	24,320
Other liabilities	15,022	13,946
Total liabilities	548,406	801,104
Commitments and contingencies
Stockholders' equity:
Preferred stock	346	351
Common stock	3,051	3,050
Additional paid-in capital	102,376	100,425
Treasury stock, at cost	(210,669)	(200,107)
Accumulated other comprehensive loss	(7,836)	(25,380)
Retained earnings	745,755	704,554
Total stockholders' equity	633,023	582,893
Total liabilities and stockholders’ equity	$1,181,429	$1,383,997

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation

(In thousands)

	Fiscal Year:
	2025	2024	2023
Cash flows from operating activities:
Net earnings	$41,224	$63,318	$9,231
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization	44,776	43,478	40,941
Non-cash lease expense	5,019	7,251	11,636
LIFO charge	34,474	22,342	131,611
Deferred income tax expense	2,190	(5,533)	(3,534)
Gain on the sale of assets	(3,276)	(2,331)	(2,872)
Provision for restructuring and impairments	-	567	4,333
Stock-based compensation expense	175	246	76
Pension expense	26	354	1,481
401(k) match stock contribution	2,795	2,453	1,515
Changes in operating assets and liabilities:
Accounts receivable	(16,563)	17,334	22,098
Inventories	234,263	(224,136)	(398,514)
Other assets	(1,733)	91	2,743
Accounts payable	3,254	(29,213)	(18,370)
Accrued expenses and other	(9,515)	11,192	(13,641)
Income taxes	(1,634)	9,624	(1,530)
Net cash provided by (used in) operating activities	335,475	(82,963)	(212,796)
Cash flows from investing activities:
Additions to property, plant and equipment	(37,225)	(36,637)	(70,628)
Proceeds from the sale of assets	5,077	8,089	5,751
Increase in non-current deposits	(2,666)	(18,654)	-
Net cash used in investing activities	(34,814)	(47,202)	(64,877)
Cash flows from financing activities:
Borrowings under revolving credit facility	461,455	783,650	777,083
Repayments under revolving credit facility	(697,680)	(727,023)	(616,939)
Borrowings under term loans and note payable	12,394	133,359	174,427
Payments on term loans and finance obligation	(20,264)	(19,215)	(5,500)
Payments on finance leases	(4,815)	(7,956)	(8,814)
Purchase of treasury stock	(11,591)	(33,030)	(41,209)
Payment of debt issuance costs	(1,600)	-	-
Preferred stock dividends	(23)	(23)	(23)
Net cash (used in) provided by financing activities	(262,124)	129,762	279,025

Net increase (decrease) in cash, cash equivalents and restricted cash	38,537	(403)	1,352
Cash, cash equivalents and restricted cash, beginning of year	11,853	12,256	10,904
Cash, cash equivalents and restricted cash, end of year	$50,390	$11,853	$12,256

Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized interest	$34,276	$33,100	$11,218
Cash paid for income taxes, net	$12,657	$15,105	$9,084
Non-cash transactions:
Exchange of note payable for finance obligation and non-current deposits for property, plant and equipment	$21,320	$-	$-
Right-of-use assets obtained in exchange for lease obligations	$2,980	$5,746	$10,187
Right-of-use assets derecognized upon early lease termination	$7,592	$2,286	$3,588
Assets acquired from exercise of finance lease purchase options, net of accumulated depreciation	$2,965	$6,681	$-
Property, plant and equipment purchased on account	$38	$307	$1,177

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation

(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Loss	Earnings	Total
Balance March 31, 2022	$644	$3,041	$98,641	$(128,879)	$(26,468)	$632,051	$579,030
Net earnings	-	-	-	-	-	9,231	9,231
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	-	150	-	-	-	150
Stock issued for profit sharing plan	-	-	76	-	-	-	76
Contribution of 401(k) match	-	-	-	1,515	-	-	1,515
Purchase of treasury stock	-	-	-	(41,209)	-	-	(41,209)
Preferred stock conversion	(293)	8	285	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $1,999)	-	-	-	-	5,980	-	5,980
Balance March 31, 2023	351	3,049	99,152	(168,573)	(20,488)	641,259	554,750
Net earnings	-	-	-	-	-	63,318	63,318
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	245	-	-	-	246
Stock issued for profit sharing plan	-	-	71	-	-	-	71
Contribution of 401(k) match	-	-	957	1,496	-	-	2,453
Purchase of treasury stock	-	-	-	(33,030)	-	-	(33,030)
Change in pension and postretirement benefits adjustment (net of tax $1,628)	-	-	-	-	(4,892)	-	(4,892)
Balance March 31, 2024	351	3,050	100,425	(200,107)	(25,380)	704,554	582,893
Net earnings	-	-	-	-	-	41,224	41,224
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	174	-	-	-	175
Stock issued for profit sharing plan	-	-	6	-	-	-	6
Contribution of 401(k) match	-	-	1,766	1,029	-	-	2,795
Purchase of treasury stock	-	-	-	(11,591)	-	-	(11,591)
Preferred stock conversion	(5)	-	5	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $5,772)	-	-	-	-	17,544	-	17,544
Balance March 31, 2025	$346	$3,051	$102,376	$(210,669)	$(7,836)	$745,755	$633,023

	Preferred Stock			Common Stock
	6% Voting	10% Voting
	Cumulative	Cumulative	Participating	Class A	Class B
	Callable	Convertible	Convertible	Common	Common
	Par $0.25	Par $0.025	Par $0.025	Par $0.25	Par $0.25
Shares authorized and designated:
March 31, 2025	200,000	1,400,000	7,891	20,000,000	10,000,000
Shares outstanding:
March 31, 2023	200,000	807,240	8,292	5,928,424	1,707,241
March 31, 2024	200,000	807,240	8,292	5,400,429	1,659,411
March 31, 2025	200,000	807,240	7,891	5,342,172	1,562,163
Balance in Equity at March 31, 2025	$50	$202	$94	$2,592	$459

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

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of net sales and expenses during the reporting period. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ materially from those estimates.

Reclassification of Prior Year Balances — Certain prior year amounts have been reclassified for consistency with current year presentation. These reclassifications have no impact on the amount of total assets or liabilities, net sales, or net earnings. Prior to fiscal year 2025, the plant restructuring line item was separately presented on the Consolidated Statements of Net Earnings and is now included in the other operating (income) expense, net line item.

Cash, Cash Equivalents and Restricted Cash — The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents are primarily invested in commercial paper and highly rated money market funds. The Company’s workers’ compensation policy requires deposits to be held in escrow related to the Company’s deductible. Accordingly, the Company maintains the required deposit and records the amounts as restricted cash on the Consolidated Balance Sheets. These balances are classified as restricted cash as they are not available for use by the Company to fund operations.

The following table reconciles cash, cash equivalents and restricted cash as reported on the Consolidated Balance Sheets to the total amounts shown in the Company’s Consolidated Statements of Cash Flows (in thousands):

	As of:
	March 31,	March 31,
	2025	2024
Cash and cash equivalents	$42,685	$4,483
Restricted cash	7,705	7,370
Total cash, cash equivalents and restricted cash	$50,390	$11,853

Fair Value of Financial Instruments — The carrying values of cash, cash equivalents and restricted cash, accounts receivable, refundable income taxes, accounts payable, note payable, income taxes payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. See Note 11, Fair Value of Financial Instruments, for further discussion of the fair value of the Company’s cash equivalents, long-term debt and finance obligation.

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

Seneca Foods Corporation

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

Property, Plant and Equipment — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. During fiscal year 2025, the Company capitalized a nominal amount of interest and capitalized $0.7 million of interest in fiscal year 2024. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. The estimated useful lives are as follows:

	Years
Buildings and improvements		30
Land improvements	10	-	20
Machinery and equipment	5	-	15
Office equipment and furniture	3	-	5
Vehicles	3	-	5
Computer software	3	-	5

Long-Lived Assets — The Company evaluates its long-lived assets for recoverability whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Recoverability is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. Impairment losses are then evaluated if the estimated future undiscounted cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. The Company did not record an impairment loss on long-lived assets during fiscal years 2025, 2024 and 2023.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. Amortization of deferred financing costs is recorded as part of interest expense on the Consolidated Statements of Net Earnings. As of March 31, 2025 there were $1.7 million of unamortized financing costs included in other assets related to the Company’s revolving credit facility and $0.7 million of unamortized financing costs related to its term loans that are included as a contra to long-term debt on the Consolidated Balance Sheets.

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

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables, interest-bearing investments, cash and cash equivalents, and restricted cash. Retailers, distributors, and co-pack customers comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total net sales. The top ten customers represented approximately 53% and 52% of net sales for fiscal years 2025 and 2024, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Advertising Costs — Advertising costs are expensed as incurred and totaled $3.5 million in fiscal year 2025, $2.7 million in fiscal year 2024, and $2.2 million in fiscal year 2023.

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

Earnings per Common Share — The Company has two series of convertible preferred stock, which are deemed to be participating securities that are entitled to participate in any dividend on Class A common stock as if the preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic earnings per share for common stock is calculated using the “two-class” method by dividing the earnings attributable to common stockholders by the weighted average of common shares outstanding during the period. Restricted stock is included in the basic earnings per share calculation.

Diluted earnings per share is calculated by dividing earnings attributable to common stockholders by the sum of the weighted average common shares outstanding plus the dilutive effect of convertible preferred stock using the “if-converted” method, which treats the contingently-issuable shares of convertible preferred stock as common stock.

Recently Adopted Accounting Pronouncements — In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The standard does not change the definition of a segment, the method for determining segments, or the criteria for aggregating operating segments into reportable segments. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted this guidance during the fiscal year ended March 31, 2025, by providing the additional disclosures as required. Refer to Note 12, Segment Information, for additional information.

Recently Issued Accounting Pronouncements — In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”) which requires detailed disclosures in the notes to financial statements disaggregating specific expense categories and certain other disclosures to provide enhanced transparency into the nature and function of expenses. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The requirements should be applied on a prospective basis while retrospective application is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2027, and is in the process of analyzing the impact on its Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) related to income tax disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2025, and is in the process of analyzing the impact on its Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

All other newly issued accounting pronouncements not yet effective have been deemed either not applicable or were related to technical amendments or codification. In addition, the Company did not adopt any other new accounting pronouncements during fiscal year 2025.

Subsequent Events — The Company has evaluated subsequent events for disclosure through the date of issuance of the accompanying Consolidated Financial Statements.

2. Revenue Recognition

The Company applies the provisions of Accounting Standards Codification (“ASC”) 606-10, Revenue from Contracts with Customers, and recognizes revenue under the core principle to depict the transfer of products to customers in an amount reflecting the consideration the Company expects to receive. The Company conducts its business almost entirely in food packaging, which comprised approximately 98% of the Company's fiscal year 2025 net sales.

Nature of Products — The Company’s product offerings include the following:

•	Canned and frozen vegetables which are sold under private label, and national and regional brands that the Company owns or licenses, as well as under contract packing agreements;
•	Fruit products comprised of jarred and packaged products;
•	Snack products comprised of packaged fruit chips;
•	Other non-food operations which are ancillary to the Company’s main product offerings, such as the sale of cans and ends, seed, and outside revenue from the Company’s aircraft operations.

Disaggregation of Revenue — In the following table, segment revenue is disaggregated by product category groups (in thousands):

	Fiscal Year:
	2025	2024	2023
Canned vegetables	$1,314,315	$1,204,823	$1,253,257
Frozen vegetables	124,714	120,795	121,211
Fruit products	92,378	87,435	91,495
Snack products	14,995	13,400	12,661
Other	32,485	32,150	30,728
Total	$1,578,887	$1,458,603	$1,509,352

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

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

Variable Consideration — In addition to fixed contract consideration, certain contracts include some form of variable consideration.  Trade promotions are an important component of the sales and marketing of the Company’s branded products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of gross sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. The Company estimates variable consideration using the expected value method to determine the total consideration which the Company expects to be entitled. The Company updates its estimate of variable consideration each reporting period based on available information and the effect is recognized as an adjustment to sales. Accrued trade promotions were $7.0 million and $10.0 million as of March 31, 2025 and 2024, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Contract Balances — The contract asset balances were $1.1 million and $0.4 million as of March 31, 2025 and 2024, respectively, and are recorded as part of other current assets on the Consolidated Balance Sheets. The Company has contract liabilities in the form of deferred revenue representing payments received from certain of its co-pack customers in advance of completion of the Company's respective performance obligations. The majority of the balance is comprised of prepaid case and labeling and storage services which have been collected from bill and hold sales, as well as amounts invoiced in accordance with the terms of a co-pack agreement.

The deferred revenue activity during fiscal years 2025 and 2024 is shown in the following table (in thousands):

	Fiscal Year:
	2025	2024
Beginning balance	$8,185	$9,956
Deferral of revenue	18,208	19,200
Recognition of unearned revenue	(15,253)	(17,049)
Settlement of liability (1)	-	(3,922)
Ending balance	$11,140	$8,185

(1) Represents settlement of a portion of the deferred revenue liability in connection with the asset acquisition discussed in Note 15, Asset Acquisition.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

3. Earnings per Share

Earnings per share for fiscal years 2025, 2024 and 2023 are as follows (in thousands, except per share amounts):

	Fiscal Year:
	2025	2024	2023
Basic
Net earnings	$41,224	$63,318	$9,231
Deduct preferred stock dividends	23	23	23
Undistributed net earnings	41,201	63,295	9,208
Earnings attributable to participating preferred shareholders	48	72	30
Earnings attributable to common shareholders	$41,153	$63,223	$9,178
Weighted average common shares outstanding	6,912	7,318	7,796
Basic earnings per common share	$5.95	$8.64	$1.19

Diluted
Earnings attributable to common shareholders	$41,153	$63,223	$9,178
Add dividends on convertible preferred stock	20	20	20
Earnings attributable to common stock on a diluted basis	$41,173	$63,243	$9,198
Weighted average common shares outstanding - basic	6,912	7,318	7,796
Additional shares to be issued under full conversion of preferred stock	67	67	67
Total shares for diluted	6,979	7,385	7,863
Diluted earnings per common share	$5.90	$8.56	$1.16

4. Inventories

The Company uses the LIFO method of valuing inventory as it believes this method allows for better matching of current production cost to current revenue. As of March 31, 2025 and 2024, first-in, first-out (“FIFO”) based inventory costs exceeded LIFO based inventory costs, resulting in a LIFO reserve of $359.3 million and $324.8 million, respectively. In order to state inventories at LIFO, the Company recorded an increase to cost of products sold of $34.5 million and $22.3 million for fiscal years 2025 and 2024, respectively.

During fiscal year 2025, the Company experienced a reduction in inventory levels. This decrease resulted in a liquidation of certain LIFO inventory layers that were carried at lower costs prevailing in prior fiscal years as compared with current costs in fiscal year 2025. The effect of the LIFO liquidation decreased cost of products sold by $14.5 million and increased net earnings by $10.9 million, thereby impacting basic earnings per share by $1.58 and diluted earnings by share by $1.56. The LIFO liquidation is included within the net LIFO charge of $34.5 million recorded in fiscal year 2025. There was no LIFO liquidation in fiscal year 2024.

The inventories by category and the impact of using the LIFO method are shown in the following table (in thousands):

	As of:
	March 31,	March 31,
	2025	2024
Finished products	$619,598	$795,993
Work in process	106,006	125,027
Raw materials and supplies	237,607	276,454
	963,211	1,197,474
Less: excess of FIFO cost over LIFO cost	(359,256)	(324,782)
Total inventories	$603,955	$872,692

Notes to Consolidated Financial Statements

Seneca Foods Corporation

5. Property, Plant and Equipment

Property, plant and equipment is comprised of the following (in thousands):

	As of:
	March 31,	March 31,
	2025	2024
Land and land improvements	$52,339	$49,627
Buildings and improvements	238,709	236,141
Machinery and equipment	502,223	457,433
Office equipment, furniture, vehicles and computer software	15,604	14,971
Construction in progress	16,177	14,450
Property, plant and equipment, cost	825,052	772,622
Less: accumulated depreciation	(500,284)	(467,606)
Property, plant and equipment, net	$324,768	$305,016

Depreciation expense totaled $40.1 million, $36.8 million, and $33.9 million for fiscal years 2025, 2024, and 2023, respectively.

6. Debt

Note Payable and Finance Obligation — During fiscal year 2024, the Company entered into an unsecured note payable with an individual lender for an interim financing arrangement associated with deposits paid to vendors for the installation of a new can manufacturing line located at one of the Company’s plant facilities. The note payable had a variable interest rate based upon the Secured Overnight Financing Rate (“SOFR”) plus 1.80% with interest payable monthly.

During fiscal year 2025, subsequent to the final installation of the can manufacturing line in September 2024, the Company took title and recorded an addition to property, plant and equipment of $21.3 million and a corresponding reduction of the vendor deposits which were recorded within other assets on the Consolidated Balance Sheet. After taking title to the equipment, the Company and the lender entered into a financing agreement for the can manufacturing line which commenced in September 2024 and is recorded as a finance obligation on the accompanying Consolidated Balance Sheets. In connection with this transaction, the note payable was cancelled. The finance obligation has a maturity date of September 14, 2031 and a monthly payment of $0.3 million which is comprised of principal and interest at a fixed rate of 5.56%.

Future minimum payments under the finance obligation are as follows (in thousands):

Fiscal years ending March 31:
2026	$3,684
2027	3,684
2028	3,684
2029	3,684
2030	3,684
Thereafter	5,524
Total minimum payment required	23,944
Less interest	3,888
Total finance obligation	20,056
Amount due within one year	2,635
Finance obligation, less current portion	$17,421

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Long-term debt is comprised of the following (in thousands):

	As of:
	March 31,	March 31,
	2025	2024
Revolving credit facility	$1,000	$237,225

Term loans
Term Loan A-1
Outstanding principal	81,000	85,000
Unamortized debt issuance costs	(5)	(37)
Term Loan A-1, net	80,995	84,963

Term Loan A-2
Outstanding principal	268,500	283,500
Unamortized debt issuance costs	(673)	(902)
Term Loan A-2, net	267,827	282,598

Total long-term debt	349,822	604,786
Less current portion	96,000	19,000
Long-term debt, less current portion	$253,822	$585,786

Revolving Credit Facility — On December 23, 2024, the Company entered into a Loan and Security Agreement (the “Agreement”), with Wells Fargo Bank, National Association as agent for the various lenders of a senior revolving credit facility of up to $450.0 million that is seasonally adjusted to a maximum of $400.0 million during the months of April through July (the “Revolver”).

The Agreement refinanced and replaced in its entirety the Fourth Amended and Restated Loan and Security Agreement dated as of March 24, 2021, as amended from time to time, with Bank of America, N.A. as agent, issuing bank, and syndication agent, and BofA Securities, Inc. as lead arranger (the “2021 Agreement”). The Agreement maintains many of the key characteristics of the 2021 Agreement including the variable interest rate based on SOFR plus an applicable margin, type of collateral, borrowing base requirements and financial covenant calculation, if applicable.

The Revolver is secured by substantially all of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following twelve months. Payment terms for vegetable produce are generally three months but may vary and range from approximately one to seven months. Therefore, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The interest rate benchmark for borrowings under the Revolver is based upon SOFR plus an applicable margin, as defined in the Agreement. In order to maintain availability of funds under the revolving credit facility, the Company pays a commitment fee on the unused portion of the Revolver. As of March 31, 2025, the unused portion of the Revolver was $442.0 million. The Revolver has a five-year term and matures on December 24, 2029. Accordingly, the Revolver balance is included in Long-Term Debt on the accompanying Consolidated Balance Sheets.

In connection with the Revolver refinance, certain lenders exited the syndicate and were replaced by new syndicate members. The portion of the transaction in which certain lenders exited was accounted for as an extinguishment resulting in the write-off of an immaterial amount of unamortized deferred costs. The portion of the transaction comprised of lenders that remained in the syndicate was accounted for as a modification, resulting in the Company continuing to defer the remaining unamortized costs over the term of the Revolver. Additionally, the Company incurred $1.6 million of new debt issuance costs which will be deferred over the term of the Revolver and amortized on a straight-line basis. On the closing date, a repayment of $70.0 million was made to satisfy the outstanding revolving credit facility obligations immediately prior to the refinance transaction, and a corresponding Revolver borrowing of the same amount was drawn to fund the payment. The Consolidated Statement of Cash Flows reflects the payment of debt issuance costs and the gross repayment and borrowing amounts for the Revolver within financing activities.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table summarizes certain quantitative data for Revolver borrowings during fiscal year 2025 and fiscal year 2024 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2025	2024
Outstanding borrowings	$1,000	$237,225
Interest rate	5.83%	6.93%

	Fiscal Year:
	2025	2024
Maximum amount of borrowings drawn during the period	$233,063	$290,968
Average outstanding borrowings	$124,606	$162,780
Weighted average interest rate	6.86%	6.78%

Term Loans — On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the “Term Loan Agreement”) which governs two term loans, as summarized below:

Term Loan A-1: The Term Loan Agreement provides for the continuation of a $100.00 million unsecured term loan with a maturity date of June 1, 2025 and fixed interest rate of 3.3012%. Quarterly principal payments are $1.0 million on Term Loan A-1. Upon maturity, the Company paid the Term Loan A-1 in full using available cash on hand.

Term Loan A-2: The Term Loan Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company’s property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023. The Company’s historical practice is to hold term debt until maturity. The Company expects to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and its Revolver. The Company continuously evaluates opportunities to refinance its debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to the Company from time to time, and there can be no assurance that the Company will be able to successfully refinance any debt on commercially acceptable terms at all.

On May 23, 2023, the Term Loan Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amends, restates and replaces in its entirety Term Loan A-2 (the “Amendment”). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan (“Amended Term Loan A-2”). Amended Loan Term A-2 is secured by a portion of the Company’s property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Term Loan Agreement. As of March 31, 2025, the interest rate on Amended Term Loan A-2 was 6.57%.

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

The Term Loans permit the Company to participate in a patronage program. The program allows the Company to receive an annual patronage distribution from Farm Credit East, ACA, which is earned during a given calendar year period based on its eligible borrowings. The distribution is not guaranteed and if declared by Farm Credit East, ACA, the amount will be received by the Company during the fourth quarter of each fiscal year. The Company received $4.2 million, $3.7 million, and $0.9 million of patronage distributions in fiscal years 2025, 2024 and 2023, respectively. For fiscal year 2025 and fiscal year 2024, the patronage distribution is included within other non-operating income in the Consolidated Statements of Net Earnings.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Debt repayment requirements in each of the five subsequent fiscal years are presented below (in thousands):

Fiscal years ending March 31:
2026	$96,000
2027	15,000
2028	238,500
2029	-
2030	1,000
Total	$350,500

Covenants and Other Debt Matters — The Company’s debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $30.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loans which for fiscal year 2025 was greater than $75.0 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2025.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. The carrying value of assets pledged for secured debt, including the Revolver, Term Loan A-2, and lease obligations, is $804.0 million as of March 31, 2025.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The majority of the Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2025, the Company had $7.0 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

7. Leases

The Company determines whether an arrangement is a lease at inception of the agreement. Presently, the Company leases land, machinery and equipment under various operating and finance leases.

Right-of-Use (“ROU”) assets represent the Company’s right to use the underlying assets for the lease term and lease obligations represent the net present value of the Company’s obligation to make payments arising from these leases. ROU assets and lease obligations are recognized at commencement date based on the present value of lease payments over the lease term using the implicit lease interest rate or, when unknown, an incremental borrowing rate based on the information available at commencement date or April 1, 2019 for leases that commenced prior to that date. ROU assets and lease obligations for the Company’s operating and finance leases are disclosed separately in the Company’s Consolidated Balance Sheets.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The components of lease cost were as follows (in thousands):

	Fiscal Year:
	2025	2024	2023
Lease cost:
Amortization of right-of-use assets	$4,048	$6,134	$6,715
Interest on lease obligations	547	767	959
Finance lease cost	4,595	6,901	7,674
Operating lease cost	5,603	8,222	13,506
Short-term lease cost	7,548	5,335	5,589
Total lease cost	$17,746	$20,458	$26,769

Cash paid for amounts included in the measurement of lease obligations:
Operating cash flows from finance leases	$547	$767	$959
Operating cash flows from operating leases	5,904	8,849	13,736
Financing cash flows from finance leases	4,815	7,956	8,814
	$11,266	$17,572	$23,509

Right-of-use assets obtained in exchange for new finance lease obligations	$-	$337	$5,825
Right-of-use assets obtained in exchange for new operating lease obligations	$2,980	$5,409	$4,362
Right-of-use assets derecognized upon early termination of finance leases	$20	$598	$78
Right-of-use assets derecognized upon early termination of operating leases	$7,572	$1,688	$3,510

Weighted-average lease term (years):
Finance leases	3.8	4.4	4.7
Operating leases	4.2	4.3	4.6
Weighted-average discount rate (percentage):
Finance leases	4.1%	4.0%	3.8%
Operating leases	5.0%	4.7%	4.4%

Undiscounted future lease payments under non-cancelable operating and finance leases, along with a reconciliation of undiscounted cash flows to operating and finance lease obligations, respectively, as of March 31, 2025 were as follows (in thousands):

Years ending March 31:	Operating	Finance
2026	$3,586	$4,269
2027	2,390	3,218
2028	1,945	2,811
2029	1,276	1,659
2030	934	923
Thereafter	1,014	383
Total minimum payment required	11,145	13,263
Less interest	1,035	1,015
Present value of minimum lease payments	10,110	12,248
Amount due within one year	3,186	3,871
Long-term lease obligations	$6,924	$8,377

Notes to Consolidated Financial Statements

Seneca Foods Corporation

8. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows (in thousands):

		Fiscal Year:
	2025	2024	2023
Current:
Federal	$9,236	$20,850	$5,819
State	1,833	4,364	2,277
Total	11,069	25,214	8,096

Deferred:
Federal	$1,257	$(5,010)	$(3,886)
State	933	(523)	352
Total	2,190	(5,533)	(3,534)
Total income taxes	$13,259	$19,681	$4,562

A reconciliation of the expected U.S. statutory rate to the effective rate is as follows:

		Fiscal Year:
	2025	2024	2023
Computed (expected tax rate)	21.0%	21.0%	21.0%
State income taxes (net of federal tax benefit)	3.9%	3.6%	4.1%
Federal credits	-0.8%	-0.6%	-3.9%
State rate changes	0.0%	-0.2%	2.8%
State credit expiration	0.9%	0.0%	2.1%
State return to accrual	1.4%	0.5%	-0.6%
Change in valuation allowance	-2.1%	-0.2%	7.8%
Other	0.0%	-0.4%	-0.2%
Effective income tax rate	24.3%	23.7%	33.1%

The Company’s effective tax rate was 24.3%, 23.7%, and 33.1% in fiscal years 2025, 2024, and 2023, respectively. In fiscal year 2025, there was a change in the valuation allowance resulting from state credits that are not expected to be used before expiration. This change to the existing valuation allowance from the current year, as well as credit expirations and true-ups, decreased the fiscal year 2025 effective tax rate by 2.1%.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities (in thousands):

	As of:
	March 31,	March 31,
	2025	2024
Deferred income tax assets:
Future tax credits	$3,719	$4,884
Inventory valuation	7,294	9,951
Employee benefits	3,108	2,739
Insurance	878	922
State depreciation basis differences	3,152	3,344
Operating leases	128	190
Intangibles	2,994	2,760
Pension and post-retirement benefits	2,877	8,734
Interest	34	18
Business interest limitation	3,194	-
Deferred revenue	164	260
Net operating loss and other tax attribute carryovers	278	558
Other	467	427
Total assets	28,287	34,787
Valuation allowance - noncurrent	(3,719)	(4,884)
Total deferred income tax assets, net	24,568	29,903
Deferred income tax liabilities:
Property basis and depreciation difference	27,537	25,260
Inventory reserve	5,200	3,091
Right-of-use assets	2,236	3,971
Pension	21,587	21,682
Other	290	219
Total liabilities	56,850	54,223
Deferred income tax liability, net	$(32,282)	$(24,320)

Net deferred income tax liabilities of $32.3 million and $24.3 million as of March 31, 2025 and 2024, respectively, are recognized as noncurrent liabilities in the Consolidated Balance Sheets.

The Company has State tax credit carryforwards amounting to $1.8 million (California), $1.0 million (New York), and $1.7 million (Wisconsin), which are available to reduce future taxes payable in each respective state through 2025 (California), through 2036 (New York), and through 2038 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets and as of March 31, 2025, the Company has recorded a valuation allowance amounting to $3.7 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not that they will not be realized in the ordinary course of operations. Although realization is not assured, management has concluded that it is more likely than not that the deferred tax assets for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations. The amount of net deferred tax assets considered realizable, however, could be reduced if actual future income or income tax rates are lower than estimated or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Current rules on the accounting for uncertainty on income taxes prescribe a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the consolidated financial statements. Those rules also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company classifies the liability for uncertain tax positions in other long-term liabilities on the Consolidated Balance Sheets which is reflective of their expected settlement date.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The change in the liability for uncertain tax positions for fiscal years 2025 and 2024 consists of the following (in thousands):

	As of:
	March 31,	March 31,
	2025	2024
Beginning balance	$830	$742
Tax positions related to current year:
Additions	-	120
Tax positions related to prior years:
Additions	82	-
Reductions	-	(19)
Lapses in statues of limitations	-	(13)
Ending balance	$912	$830

The liability balances as of March 31, 2025 and 2024 do not include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During fiscal years 2025 and 2024, the accrued interest and penalties balance and change during the respective fiscal years was not significant associated with unrecognized tax benefits.

Although management believes that an adequate position has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the net earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on net earnings. During fiscal year 2025, there were no lapses in the statute of limitations for existing uncertain tax positions. During the next twelve months there could be a decrease in the uncertain tax positions of approximately $0.5 million due to a lapse in the statute of limitations.

The federal income tax returns for fiscal years after 2022 are subject to examination. The Company is currently involved in one state income tax audit covering fiscal year 2022 and fiscal year 2023. The Company is current on its federal and state tax returns.

9. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering most employees who meet certain age-entry requirements and work a stated minimum number of hours per year. The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. The Plan was adequately funded as of March 31, 2025 and 2024, respectively, and no contributions were required to meet legal funding requirements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2025 and a statement of the funded status as of March 31, 2025 and 2024 (in thousands):

	Fiscal Year:
	2025	2024
Change in benefit obligation
Benefit obligation at beginning of year	$236,507	$235,038
Service cost (excluding expenses)	4,905	5,505
Interest cost	11,967	11,388
Actuarial gain	(14,616)	(4,674)
Benefit payments	(21,375)	(10,750)
Benefit obligation at end of year	$217,388	$236,507

Change in plan assets
Fair value of plan assets at beginning of year	$288,949	$294,342
Actual return on plan assets	26,901	6,428
Benefit payments and expenses	(22,729)	(11,821)
Fair value of plan assets at end of year	$293,121	$288,949

Funded status	$75,733	$52,442

The Plan’s funded status increased by $23.3 million during fiscal year 2025 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2025. This funded status increase was primarily driven by a $19.1 million reduction to the projected benefit obligation, as described in more detail below, and a $4.2 million increase in the fair value of plan assets. The Plan's accumulated benefit obligation was $203.8 million as of March 31, 2025 and $219.3 million as of March 31, 2024.

During fiscal year 2025, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates and changes in demographic assumptions to better reflect future plan experience, partially offset by the reflection of an assumed salary increase rate for fiscal year 2026 in excess of the long-term rate. During fiscal year 2024, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in losses and the reflection of an assumed salary increase rate for fiscal year 2025 in excess of the long-term rate. Plan assets increased from $288.9 million as of March 31, 2024 to $293.1 million as of March 31, 2025 primarily due to favorable return on plan assets which outpaced payments of benefits.

During fiscal year 2025, the Company completed a lump-sum payout (“Lump-Sum Payout”) to certain terminated vested participants of the Plan. Under the Lump-Sum Payout, eligible participants were able to voluntarily elect an early payout of their pension benefits in the form of a lump-sum payment equal to the present value of the participant's pension benefits in satisfaction of all benefits payable to the participant under the Plan. The transaction did not trigger settlement accounting. In connection with the Lump-Sum Payout, payments of $10.2 million were distributed from existing plan assets. Payments under the Lump-Sum Payout are reflected as benefit payments in the reconciliation of the change in the Plan’s benefit obligation and fair value of plan assets for fiscal year 2025.

The following table provides the components of the Plan’s accumulated other comprehensive loss, pre-tax (in thousands):

	Fiscal Year:
	2025	2024	2023
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Loss
Prior service cost	$(1)	$(9)	$(75)
Net loss	(11,574)	(34,883)	(28,310)
Accumulated other comprehensive pre-tax loss	$(11,575)	$(34,892)	$(28,385)

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table provides the components of net periodic benefit cost for the Plan for fiscal years 2025, 2024, and 2023 (in thousands):

	Fiscal Year:
	2025	2024	2023
Service cost including administrative expenses	$5,805	$6,405	$8,240
Interest cost	11,967	11,388	9,254
Expected return on plan assets	(18,504)	(17,725)	(16,104)
Amortization of net loss	750	220	-
Amortization of prior service cost	8	66	91
Net periodic benefit cost	$26	$354	$1,481

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

The following table provides the components of other changes in plan assets and benefit obligation for fiscal years 2025, 2024, and 2023 (in thousands):

	Fiscal Year:
	2025	2024	2023
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income
Net actuarial (gain) loss	$(22,559)	$6,792	$(7,827)
Amortization of:
Prior service cost	(8)	(65)	(91)
Actuarial loss	(750)	(220)	-
Total recognized in other comprehensive income	$(23,317)	$6,507	$(7,918)

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following table:

		Fiscal Year:
	2025	2024	2023
Weighted Average Assumptions for Balance Sheet Liability at End of Year:
Discount rate - projected benefit obligation	5.63%	5.31%	5.04%
Rate of compensation increase	3.00%	3.00%	3.00%
Mortality table	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021

Weighted Average Assumptions for Benefit Cost at Beginning of Year:
Discount rate - benefit obligations	5.31%	5.04%	3.81%
Discount rate - interest cost	5.19%	4.90%	3.52%
Discount rate - service cost	5.40%	5.16%	3.93%
Expected return on plan assets	6.55%	6.15%	5.00%
Rate of compensation increase	3.00%	3.00%	3.00%

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Plan Assets

Investment Policy and Strategy — The Company maintains an investment policy that utilizes a liability-driven investments approach to reduce the ongoing volatility of the Plan’s funded status. The Company’s target allocation consists of 30% allocated to a diversified mix of return-seeking investments including equities and alternative investments and 70% allocated to liability-hedging fixed income investments.

The Company’s plan assets consist of the following:

	Target Allocation for:	Percentage of Plan Assets as of:
	Fiscal Year 2026	March 31, 2025	March 31, 2024
Equity securities	25%	24%	15%
Debt securities	69%	72%	80%
Real estate	3%	2%	2%
Cash	1%	1%	1%
Other	2%	1%	2%
Total	100%	100%	100%

The following tables set forth the Company’s plan assets at fair value, by level within the fair value hierarchy (as defined in Note 1), as of March 31, 2025 and 2024 (in thousands):

	As of March 31, 2025
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$42,767	$-	$42,767	$-	$42,767
Held in common/collective trusts:
Equity securities	-	-	-	26,903	26,903
Real estate	-	-	-	4,451	4,451
Debt securities	-	-	-	212,162	212,162
Cash/short-term investments (2)	-	-	-	3,485	3,485
Other investments	-	-	-	3,353	3,353
Fair value of plan assets	$42,767	$-	$42,767	$250,354	$293,121

	As of March 31, 2024
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$26,371	$-	$26,371	$-	$26,371
Held in common/collective trusts:
Equity securities	-	-	-	17,730	17,730
Real estate	-	-	-	4,509	4,509
Debt securities	-	-	-	231,904	231,904
Cash/short-term investments (2)	-	-	-	3,388	3,388
Other investments	-	-	-	5,047	5,047
Fair value of plan assets	$26,371	$-	$26,371	$262,578	$288,949

(1)

Certain investments that are measured at fair value using the net asset value (“NAV”) per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy but are included to reconcile to the amounts presented in the benefit obligations and funded status table.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Expected Return on Plan Assets

For fiscal year 2025, the expected long-term rate of return on Plan assets was 6.55%. For fiscal year 2026, the Company will increase the expected long-term rate of return on Plan assets to 6.95%. The Company expected 6.55% and 6.95% to fall within the 35 to 65 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation for fiscal years 2025 and 2026, respectively.

Cash Flows

There are no expected employee or employer contributions for the fiscal year ending March 31, 2026.

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2026	$11,718
2027	12,423
2028	12,998
2029	13,612
2030	14,087
2031-2035	75,650

401(k) Plan

The Company also has an employees’ savings 401(k) plan covering all employees who meet certain age-entry requirements. Participants may make contributions up to the legal limit. The Company contributes additional amounts in the form of an annual fixed company match. The match is based on whether an individual is an eligible participant in the Company’s defined benefit pension plan. The Company made 401(k) matching contributions of $2.8 million, $2.5 million, and $1.5 million in fiscal years 2025, 2024, and 2023, respectively. In each of the aforementioned fiscal years, the matching contribution was comprised entirely of the Company’s treasury stock. The stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

Unfunded Deferred Compensation Plan

The Company sponsors an unfunded nonqualified deferred compensation plan to permit certain eligible employees to defer receipt of a portion of their compensation to a future date. As of March 31, 2025 and 2024, the Company has recorded a liability of $3.4 million and $2.5 million, respectively, in connection with the unfunded deferred compensation plan.

10. Stockholders’ Equity

Preferred Stock — The Company has authorized three classes of preferred stock: Class A Preferred Stock, 6% Voting Cumulative Preferred Stock, and Preferred Stock Without Par Value.

Class A Preferred Stock — There are 8,200,000 shares of Class A Preferred Stock which have been authorized with a par value of $0.025. The Class A Preferred Stock is designated in series by the Board of Directors, and as of March 31, 2025, there are three designated series.

●

10% Voting Cumulative Convertible Preferred Stock - Series A — There are 1,000,000 shares of 10% Series A Preferred Stock that have been designated by the Board of Directors, with 407,240 shares outstanding as of March 31, 2025. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of Series A Preferred Stock. During fiscal years 2025 and 2024, the Company paid dividends of $10,181, equating to $0.025 per share, on the Series A Preferred Stock.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

●

10% Voting Cumulative Convertible Preferred Stock - Series B — There are 400,000 shares of 10% Series B Preferred Stock that have been designated by the Board of Directors, with 400,000 shares outstanding as of March 31, 2025. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B Preferred Stock. During fiscal years 2025 and 2024, the Company paid dividends of $10,000, equating to $0.025 per share, on the Series B Preferred Stock.

●

Participating Convertible Preferred Stock, Series 1998 — The shares of Participating Convertible Preferred Stock, Series 1998 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. This series of preferred stock has the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal year 2025 or 2024. In addition, this series of preferred stock has a liquidation preference equal to the stated value of $12.00 per share or, if greater, the total distribution which a holder would have received if all outstanding shares of this series were converted into shares of Class A Common Stock immediately prior to the date for calculating the total liquidation distribution. There were 7,891 shares of Participating Convertible Preferred Stock, Series 1998 designated and outstanding as of March 31, 2025 and 401 conversions during the fiscal year. Shares of this series may not be reissued by the Company once they have been converted or acquired by the Company, rather they became authorized but unissued shares of Class A Preferred and may be issued as part of another series of Class A Preferred Stock.

As of March 31, 2025, the Company has an aggregate of 6,792,109 shares of non-designated Class A Preferred Stock authorized for issuance.

6% Voting Cumulative Preferred Stock — There are 200,000 shares of 6% Preferred Stock that are authorized and outstanding as of March 31, 2025. This class of preferred stock is callable at their par value of $0.25 at any time at the option of the Company. The Company paid dividends of $3,000, equating to $0.015 per share, on the 6% Preferred Stock during each of fiscal years 2025 and 2024.

Preferred Stock Without Par Value — There are 30,000 shares of Preferred Stock Without Par Value which have been authorized. This class of preferred stock is to be issued in series by the Board of Directors, none of which are designated or outstanding as of March 31, 2025.

Common Stock — The Class A Common Stock and Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During fiscal year 2025, there were 108 shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan and 3,870 shares of Class A Common Stock issued under the Company's Equity Incentive Plan.

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 33,695 of both Class A and Class B as of March 31, 2025 and 2024. Additionally, there were 7,891 and 8,292 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2025 and 2024, respectively.

Treasury Stock — During fiscal year 2025 the Company repurchased $11.6 million, or 194,370 shares of its Class A Common Stock and none of its Class B Common Stock. The majority of the shares were repurchased under the Company's stock repurchase program and a small portion of the shares were repurchased for purposes of funding the cash needs for transfers and payments in connection with the employer stock investment fund under the 401(k) plan. As of March 31, 2025, there is a total of $210.7 million, or 5,305,301 shares, of repurchased stock. These shares are not considered outstanding and the Company accounts for treasury stock under the cost method. The Company contributed 34,487 treasury shares with a historical cost of $1.0 million for the 401(k) match in fiscal year 2025 as described in Note 9, Retirement Plans.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

11. Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, refundable income taxes, accounts payable, note payable, income taxes payable, and accrued expenses are reflected in the Consolidated Balance Sheets at carrying value, which approximates fair value due to the short-term maturity of these instruments.

Utilizing the fair value hierarchy, the Company determines fair value of money market funds using Level 1 inputs of quoted prices in active markets. Fair value of commercial paper is determined by using Level 2 inputs of quoted prices for similar assets in active markets.

The carrying value and estimated fair values of the Company's long-term debt and finance obligation are summarized as follows (in thousands):

	As of:
	March 31, 2025	March 31, 2024
Carrying value	$369,878	$604,786
Estimated fair value	$364,276	$599,408

The estimated fair value for long-term debt and finance obligation (classified as Level 2 in the fair value hierarchy) is determined by the quoted market prices for similar debt (comparable to the Company’s financial strength) or current rates offered to the Company for debt with the same maturities. Since quoted prices for identical instruments in active markets are not available (Level 1), the Company makes use of observable market-based inputs to calculate fair value, which is Level 2.

12. Segment Information

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

The Other category consists of the Company's non-food operations including revenue derived from the sale of cans, ends, seed, outside revenue from the Company's aircraft operations, and certain corporate items. These ancillary activities do not qualify as an operating segment and are not eligible for aggregation with one of the identified operating segments; therefore they are combined and presented within the “Other” category.

Earnings (loss) before income taxes is utilized by the CODM to assess the profitability of the business. The CODM uses this information in making key operational decisions, including but not limited to, approval of annual budgets, expanding into new markets or product categories, pursuing business acquisitions or divestures, and initiating major capital expenditures. Analysis of current and historical trends of segment performance, including consideration of known favorable or unfavorable factors that contributed to the financial results for a given period, may also be performed as part of the process. The Company’s business strategies are prioritized and assessed to determine how resources should be allocated to achieve the initiatives and the associated impact on segment performance.

Segment information is provided on a FIFO basis which is consistent with how financial information is prepared internally and provided to the CODM. The LIFO impact on earnings (loss) before income taxes and total assets is shown separately for purposes of reconciling to the GAAP financial statement measure shown on the Consolidated Statements of Net Earnings and Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Company adopted ASU 2023-07 during the fiscal year ended March 31, 2025, the impact of which expanded the required segment disclosures including retrospective application for prior fiscal year amounts. The following table summarizes segment earnings (loss) before income taxes and significant segment expenses (in thousands):

		Fruit and		Subtotal	LIFO
	Vegetable	Snack	Other	(FIFO basis)	Impact	Total
Fiscal Year 2025:
Net sales (1)	$1,439,029	$107,373	$32,485	$1,578,887	$-	$1,578,887
Cost of products sold	1,282,833	87,492	23,887	1,394,212	34,474	1,428,686
Selling and advertising expense (2)	30,842	2,680	428	33,950	-	33,950
General and administrative expense	27,440	3,243	10,826	41,509	-	41,509
Other segment items (3)	(3,214)	-	(9,772)	(12,986)	-	(12,986)
Interest expense, net of interest income	30,370	2,251	624	33,245	-	33,245
Earnings (loss) before income taxes	$70,758	$11,707	$6,492	$88,957	$(34,474)	$54,483
Income taxes						13,259
Net earnings						$41,224

Additional segment disclosures:
Depreciation and amortization (4)	$40,770	$3,388	$618	$44,776	$-	$44,776
Capital expenditures (5)	$60,431	$1,117	$-	$61,548	$-	$61,548
Total assets	$1,433,773	$104,666	$2,246	$1,540,685	$(359,256)	$1,181,429

Fiscal Year 2024:
Net sales (1)	$1,325,618	$100,835	$32,150	$1,458,603	$-	$1,458,603
Cost of products sold	1,137,351	88,993	21,699	1,248,043	22,342	1,270,385
Selling and advertising expense (2)	30,843	3,011	369	34,223	-	34,223
General and administrative expense	30,331	3,011	13,644	46,986	-	46,986
Other segment items (3)	2,634	209	(12,853)	(10,010)	-	(10,010)
Interest expense, net of interest income	31,607	2,347	66	34,020	-	34,020
Earnings (loss) before income taxes	$92,852	$3,264	$9,225	$105,341	$(22,342)	$82,999
Income taxes						19,681
Net earnings						$63,318

Additional segment disclosures:
Depreciation and amortization (4)	$39,364	$3,480	$634	$43,478	$-	$43,478
Capital expenditures (5)	$42,089	$1,536	$-	$43,625	$-	$43,625
Total assets	$1,604,449	$100,627	$3,703	$1,708,779	$(324,782)	$1,383,997

Fiscal Year 2023:
Net sales (1)	$1,374,468	$104,156	$30,728	$1,509,352	$-	$1,509,352
Cost of products sold	1,151,397	100,272	21,753	1,273,422	131,611	1,405,033
Selling and advertising expense (2)	34,861	3,227	387	38,475	-	38,475
General and administrative expense	28,278	2,858	11,461	42,597	-	42,597
Other segment items (3)	9,693	554	(15,118)	(4,871)	-	(4,871)
Interest expense, net of interest income	12,684	1,180	461	14,325	-	14,325
Earnings (loss) before income taxes	$137,555	$(3,935)	$11,784	$145,404	$(131,611)	$13,793
Income taxes						4,562
Net earnings						$9,231

Additional segment disclosures:
Depreciation and amortization (4)	$37,359	$3,024	$558	$40,941	$-	$40,941
Capital expenditures (5)	$57,593	$13,406	$806	$71,805	$-	$71,805
Total assets	$1,415,857	$95,658	$3,646	$1,515,161	$(302,440)	$1,212,721

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following footnotes should be read in connection with the segment disclosure table shown on the previous page:

(1)

Information received by the CODM as part of net sales includes trade promotion costs representing amounts paid to retailers for shelf space, to obtain favorable display positions, and to offer temporary price reductions for the sale of the Company's products to consumers.

(2)

Information received by the CODM as part of selling and advertising expenses includes direct selling expenses such as brokerage costs, sales force employee compensation, and costs incurred to execute sales to customers.

(3)

Other segment items include plant restructuring, other operating (income) expense, net and other non-operating income, each of which are not considered to be significant segment expenses. These amounts are combined into one line for purposes of reconciling to the reported measure of earnings (loss) before income taxes.

(4)

Depreciation and amortization are required to be disclosed as both amounts are included in the reported measure of earnings (loss) before income taxes. The amounts are not considered to be significant segment expenses and therefore are shown separately as an additional segment disclosure. Depreciation and amortization are included within the line items for cost of products sold and general and administrative expense.

(5)

Capital expenditures represent fixed asset additions recorded during the respective fiscal year, regardless of payment timing. The total shown for each fiscal year reconciles to amounts reported on the Consolidated Statements of Cash Flows within the sections for net cash used in investing activities and supplemental noncash transaction information.

The following table sets forth United States and international net sales (in thousands, except percentages):

	Fiscal Year:
	2025	2024	2023
Net sales:
United States	$1,492,266	$1,374,774	$1,408,710
International	86,621	83,829	100,642
Total net sales	$1,578,887	$1,458,603	$1,509,352

As a percentage of net sales:
United States	94.5%	94.3%	93.3%
International	5.5%	5.7%	6.7%
Total	100.0%	100.0%	100.0%

For fiscal years 2025, 2024 and 2023, one customer (Customer A) accounted for approximately 16%, 14%, and 14% of net sales, respectively. As of March 31, 2025 and March 31, 2024, Customer A accounted for approximately 24% and 25% of trade receivables, respectively. No other customers accounted for more than 10% of the Company’s net sales or trade receivables for the respective periods. The Company does not have any long-lived assets located outside of the United Sates.

13. Legal Proceedings, Other Contingencies, and Commitments

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

In the normal course of its business, the Company has posted a surety bond and a surety-backed letter of credit which serve as collateral for its workers’ compensation policy. The primary purpose of these instruments is to indemnify the beneficiary should the Company be unable to fulfill its obligations for claims asserted under the workers’ compensation policy. Both the surety bond and the surety-backed letter of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. As of March 31, 2025, the available undrawn amount of the surety bond and the surety-backed letter of credit was $4.0 million and $13.8 million, respectively. The Company is not aware of any outstanding claims made against either of these instruments.

14. Related Party Transactions

During fiscal year 2025, approximately 2% of vegetables supplied to the Company were grown by a Director of Seneca Foods Corporation. The Company’s grower purchases from the Director were $2.8 million, $3.0 million, and $3.1 million in fiscal years 2025, 2024 and 2023, respectively, pursuant to a raw vegetable grower contract. The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

The Company incurred expenses for charitable contributions to the Seneca Foods Foundation (the “Foundation”), a related party, in the amount of $0.5 million, $1.0 million and $0.5 million in fiscal years 2025, 2024 and 2023, respectively. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions and is managed by current employees of the Company. The three current trustees of the Foundation are either current members of the Company's Board of Directors or an immediate family member of a Company Director.

The Company maintains a liability for retirement arrangements to beneficiaries that have family relationships with two of the Company’s current Directors. As of March 31, 2025 and 2024, the liability for these benefits totaled $1.0 million and $1.0 million, respectively. Payments are made monthly over the beneficiary’s lifetime.

15. Asset Acquisition

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

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows, for the years then ended, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the 2025 and 2024 financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of the Company for the year ended March 31, 2023, before the effects of the retrospective adjustments to the disclosures for the adoption of Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), discussed in Notes 1 and 12 to the financial statements, were audited by predecessor auditors whose report, dated June 13, 2023 (except for Note 4, as to which the date is July 31, 2023 and except for Note 12, before the effects of the change in accounting described in Notes 1 and 12, as to which the date is June 13, 2024), expressed an unqualified opinion on those statements. We have also audited the adjustments to the 2023 consolidated financial statements to retrospectively apply the change in accounting for the adoption of ASU 2023-07 in 2025, as discussed in Notes 1 and 12 to the financial statements. Our procedures included (1) comparing the amounts of segment costs of product sold, segment selling and advertising expense, segment general and administrative expense, and other segment items for the adoption of ASU 2023-07 to the Company’s underlying accounting analysis and (2) recalculating the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2023 consolidated financial statements of the Company other than with respect to these retrospective adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2023 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 12, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Report of Independent Registered Public Accounting Firm

Inventories — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

Substantially all inventories are stated at the lower of cost or market with cost determined using the last in, first out (“LIFO”) method.  An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on inventory levels and costs at that time to adjust the inventory balance from First in, first out (“FIFO”) cost to LIFO cost. The excess of inventory valuation calculated using FIFO cost over LIFO cost amounted to $359.3 million.  Management performs manual calculations using significant assumptions and judgments regarding inventory quantities and costs to estimate the amount of excess FIFO cost over LIFO cost.

We identified valuation of inventories at LIFO cost as a critical audit matter because of the significant assumptions, manual calculations, and judgments in the calculation of the excess of FIFO cost over LIFO cost, specifically due to the changes in current costs and quantities of materials. Auditing management’s calculations was complex and required a high degree of auditor judgement and subjectivity when performing audit procedures and evaluating the audit evidence obtained, due to the sensitivity of the calculation to quantity and price fluctuations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of FIFO over LIFO inventories included the following, among others:

●

We tested the effectiveness of the control over the calculation of the excess of FIFO cost over LIFO cost, including management's control over the key inputs of the calculation for inventory valuation.

●	We tested the completeness, accuracy, and relevance of the underlying data used in management’s calculation of the excess of FIFO cost over LIFO cost.

●	We tested the calculations and application of management’s methodologies related to the calculation of the excess of FIFO cost over LIFO cost.

●	We tested the mathematical accuracy of management’s manual calculation.

Deloitte & Touche LLP

Rochester, NY

June 12, 2025

We have served as the Company's auditor since 2023.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Seneca Foods Corporation

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Notes 1 and 12, the accompanying consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows for the year ended March 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting (as described in Notes 1 and 12) and, accordingly we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by the successor auditor.

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

Southfield, Michigan

June 13, 2023, except for Note 4, as to which the date is July 31, 2023 and except for Note 12, before the effects of the change in accounting described in Notes 1 and 12, as to which the date is June 13, 2024

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Seneca Foods Corporation

	Balance at	Charged /	Charged to	Deductions		Balance
	beginning	(credited)	other	from		at end
	of period	to income	accounts	reserve		of period
Year-ended March 31, 2023:
Allowance for doubtful accounts	$54	$(20)	$-	$-	(a)	$34
Income tax valuation allowance	$3,931	$1,076	$-	$-		$5,007

Year-ended March 31, 2024:
Allowance for doubtful accounts	$34	$289	$-	$270	(a)	$53
Income tax valuation allowance	$5,007	$(123)	$-	$-		$4,884

Year-ended March 31, 2025:
Allowance for doubtful accounts	$53	$(128)	$-	$(146)	(a)	$71
Income tax valuation allowance	$4,884	$(1,165)	$-	$-		$3,719

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2025, our internal control over financial reporting is effective based on those criteria.

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

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seneca Foods Corporation and subsidiaries (the “Company”) as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2025, of the Company and our report dated June 12, 2025, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte & Touche LLP

Rochester, NY

June 12, 2025

Shareholder Information

Seneca Foods Corporation

The Company’s common stock is traded on The NASDAQ Global Select Market. The 5.3 million Class A outstanding shares and 1.6 million Class B outstanding shares are owned by 98 and 107 shareholders of record, as of March 31, 2025, respectively.

As of March 31, 2025, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings, capital requirements, and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on the Company’s Class A Common Stock (SENEA) for the last five fiscal years ended March 31 with (1) the cumulative return on the S&P SmallCap 600 and (2) the cumulative return on the S&P Packaged Foods & Meats Index for this same time period. The graph assumes the investment of $100 on March 31, 2020 and reinvestment of all dividends. The common stock price performance shown on the graph only reflects the change in the Company’s SENEA price relative to the noted indices and is not necessarily indicative of future price performance.

	For the Fiscal Year Ended March 31,
	2020	2021	2022	2023	2024	2025
Seneca Foods Corporation	$100.00	$118.38	$129.56	$131.40	$143.04	$223.83
S&P SmallCap 600	$100.00	$195.33	$197.73	$180.30	$209.02	$201.95
S&P Packaged Foods and Meats Index	$100.00	$124.03	$136.74	$150.26	$139.86	$135.16

Corporate Information

Seneca Foods Corporation

Directors
Kraig H. Kayser, Chairman	John P. Gaylord	Donald J. Stuart
Former President and Chief Executive Officer	President	Managing Partner/Founder
Seneca Foods Corporation	Jacintoport Terminal Company	Cadent Consulting Group

Kathryn J. Boor, Ph.D.	Linda K. Nelson	Bruce E. Ware
Dean of the Graduate School and Vice Provost	Former Chief Financial Officer	Chairman and Chief Executive Officer
for Graduate Education at Cornell University	Birds Eye Foods	One America Bancorp Inc.

Peter R. Call	Paul L. Palmby	Keith A. Woodward
President	President and Chief Executive Officer	Former Chief Financial Officer
My-T Acres, Inc.	Seneca Foods Corporation	Tennant Company

Executive Officers
Paul L. Palmby, President	Timothy R. Nelson, Senior Vice President
Chief Executive Officer	Operations, President of Fruit and Snack

Dean E. Erstad, Senior Vice President	Michael S. Wolcott, Senior Vice President
Sales and Marketing	Chief Financial Officer and Treasurer

Officers
Carl A. Cichetti, Senior Vice President	Aaron M. Girard, Senior Vice President	Gregory R. Ide, Vice President
Technology and Planning, Chief Information Officer	Logistics	Corporate Controller and Assistant Secretary

John D. Exner, General Counsel	Matt J. Henschler, Senior Vice President	Julie A. Roloson, Senior Vice President
Secretary	Technical Services and Development	Human Resources, Chief Administrative Officer

Operations
Jon A. Brekken, Vice President	Leon Lindsay, Vice President	James Quinlan, Vice President
Western Vegetable Operations	Strategic Sourcing	Can Manufacturing

Aimee Jo Schilling, Vice President	Eric E. Martin, Vice President	Mary Sagona, Vice President
Human Resources	Eastern Vegetable Operations	Accounting

Paul Hendrickson, Vice President	Janelle Murphy, Vice President	Benjamin M. Scherwitz, Vice President
Process Excellence	Procurement	Technical Services

Harry Henschler, Vice President	Beth Newell, General Manager	Joshua Studier, Vice President
Safety	Seneca Snack	Accounting

Richard Leppert, General Manager	Timothy Nolan, Vice President	Richard L. Waldorf, Vice President
Seneca Flight	Information Technology	Customer Service

Sales and Marketing Groups
Carl B. Bowling, Vice President	George E. Hopkins, III, Vice President	Aaron L. Wadell, Vice President
Branded Sales	Private Label Retail	E-Business

Matt Brown, Vice President	Kevin F. Lipps, Vice President
Foodservice Dry Grocery	International Sales

David A. Carter, Vice President	Victoria A. Ninneman, Vice President
Marketing and National Accounts	Industrial and Ingredient Sales

Jesse Hayes, Vice President	Courtney Schulis, Vice President
Frozen Sales and Chain Accounts	Glace Sales