Form 10-K, Exhibit 13
period 2026-03-31
Seneca Foods Corp
filed 2026-06-11
CIK 88948

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business

Seneca is a leading provider of packaged fruits and vegetables, with facilities located throughout the United States. Its high-quality products are primarily sourced from more than 1,100 American farms. The Company’s product offerings include canned, frozen and jarred produce, and snack chips. Its products are sold under private label as well as national and regional brands that the Company owns or licenses, including Seneca®, Libby’s®, Green Giant®, Aunt Nellie’s®, CherryMan®, Green Valley® and READ®. The Company’s fruits and vegetables are sold nationwide by major grocery outlets, including supermarkets, mass merchandisers, limited assortment stores, club stores and dollar stores. The Company also sells its products to foodservice distributors, restaurant chains, industrial markets, other food processors, export customers in approximately 55 countries and federal, state and local governments for school and other food programs. Additionally, the Company packs canned and frozen vegetables under contract packing agreements.

The Company’s business strategies are designed to grow its market share and enhance sales and margins. These strategies include: 1) expand the Company’s leadership in the packaged fruit and vegetable industry; 2) provide low cost, high quality fruit and vegetable products to consumers through the elimination of costs from the Company’s supply chain and investment in state-of-the-art production and logistical technology; 3) invest in growth opportunities; and 4) pursue strategic acquisitions that leverage the Company’s core competencies.

All references to years are fiscal years ended March 31 unless otherwise indicated.

Fluctuations in Commodity, Production, Distribution and Labor Costs

We purchase raw materials, including raw produce, steel, ingredients and packaging materials from growers, commodity processors, steel producers and packaging suppliers. Raw materials and other input costs, such as labor, fuel, fertilizer, utilities and transportation, are subject to fluctuations in price attributable to a number of factors. Certain of the raw materials, namely steel, are subject to import tariffs and other restrictions, and the United States government may periodically impose new or revise existing duties, quotas, tariffs or other restrictions to which the Company may be subject. Fluctuations in commodity prices can lead to retail price volatility and can influence consumer and trade buying patterns. The cost of raw materials, fuel, labor, distribution and other costs related to our operations can increase from time to time significantly and unexpectedly, the impact of which could increase our cost of products sold and reduce our profitability.

We experienced material cost increases to various production inputs during the last several years due to a number of factors, including but not limited to, supply chain disruptions, steel supply and pricing, raw material shortages, inflationary pressure, and labor shortages. Additionally, foreign conflicts have disrupted the global economic environment during these years. While the Company has no direct exposure to these foreign conflicts, some of which are ongoing, they have had a negative impact on the global economy which has increased certain of our input costs. While some of the factors mentioned above have started to ease and stabilize, our costs remain elevated as compared to historical levels.

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

Results of Operations - Fiscal Year 2026 versus Fiscal Year 2025

The following discussion is a comparison between fiscal year 2026 and fiscal year 2025 results. For a discussion of the Company’s results of operations for the year ended March 31, 2025 compared to the year ended March 31, 2024, please refer to the information under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2025, which was filed with the Securities and Exchange Commission (“SEC”) on June 12, 2025.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Sales:

The following table presents net sales by product category (in thousands):

	Fiscal Year:
	2026	2025
Canned vegetables	$1,366,632	$1,314,315
Frozen vegetables	151,183	124,714
Fruit products	93,456	92,378
Snack products	15,020	14,995
Other	33,384	32,485
	$1,659,675	$1,578,887

Net sales for fiscal year 2026 totaled $1,659.7 million as compared to $1,578.9 million for fiscal year 2025. The overall net sales increase of $80.8 million, or 5.1%, was due to higher sales volumes contributing $67.3 million to net sales, complemented by higher selling prices and product mix, which provided favorability of $13.5 million, as compared to the prior fiscal year.

Net sales of canned vegetables, frozen vegetables, and fruit products increased over the prior fiscal year primarily driven by higher volume in each of these product categories. Elevated pricing implemented during the fiscal year also contributed to an increase in net sales for these product categories. Net sales of snack products remained consistent compared to the prior year. Lastly, net sales attributable to the other category increased slightly compared to the prior year for seed, cans and ends, and outside revenue from aircraft operations, which are ancillary to the Company’s main operations.

Operating Income:

The following table sets forth the percentages of net sales represented by selected items for fiscal year 2026 and fiscal year 2025 reflected in our Consolidated Statements of Net Earnings (percentages shown as absolute values):

	Fiscal Year:
	2026	2025
Gross margin	13.9%	9.5%
Selling, general, and administrative expense	5.0%	4.8%
Other operating income, net	0.0%	0.2%
Operating income	8.9%	4.9%
Interest expense, net	1.1%	2.1%
Other non-operating income	1.1%	0.6%
Income taxes	2.1%	0.8%

Gross Margin – Gross margin is equal to net sales less cost of products sold. As a percentage of net sales, gross margin was 13.9% for fiscal year 2026 as compared to 9.5% for fiscal year 2025. Gross margin was higher for the current fiscal year, partially driven by the net sales increase further discussed in the section above and by a last-in, first-out ("LIFO") credit that decreased the cost of products sold on a GAAP basis year-over-year. Refer to the separate material cash requirements section for additional discussion of the factors impacting the respective seasonal packs. The Company recorded a LIFO credit of $22.3 million in fiscal year 2026 versus a LIFO charge of $34.5 million in fiscal year 2025, which equated to a year-over-year favorable impact to gross margin of $56.8 million.

Selling, General and Administrative Expense – Selling, general and administrative expense for fiscal year 2026 increased $7.6 million from fiscal year 2025. Selling, general and administrative expense was 5.0% of net sales in fiscal year 2026 and 4.8% of net sales in fiscal year 2025. The percentage remained relatively flat on a comparative basis as net sales increased and selling, general, and administrative expense increased mostly driven by workforce related costs.

Other Operating Income, net – The Company had net other operating income of $0.3 million in fiscal year 2026, which was primarily driven by gains of $0.7 million on the sale of a small parcel of land in the Midwest and various spare equipment. Partially offsetting that amount was $0.5 million of transition service fees incurred in connection with the acquisition further discussed in Note 16.

The Company had net other operating income of $3.0 million in fiscal year 2025, which was primarily driven by gains of $4.1 million on the sale of land in the Midwest, which was offset by $1.0 million for the disposal of various spare equipment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-Operating Income (Expense):

Interest Expense, Net – Interest expense as a percentage of net sales was 1.1% for fiscal year 2026 as compared to 2.1% for fiscal year 2025. Interest expense decreased from $33.2 million in the prior fiscal year to $18.1 million for fiscal year 2026 as a result of lower average borrowings outstanding under the Company’s revolving credit facility and a lower weighted average interest rate in fiscal year 2026 as compared to fiscal year 2025.

Other Non-Operating Income – Other non-operating income totaled $18.8 million and $10.0 million in fiscal years 2026 and 2025, respectively. Partially comprising the amount was $8.8 million and $5.8 million of non-service related pension income in fiscal years 2026 and 2025, respectively. The non-service related pension income for each respective year is determined based on the results of independent actuarial calculations. Refer to Note 10 of the Notes to Consolidated Financial Statements for details of the calculation of the pension amounts. Other non-operating income also includes the patronage distribution associated with the Company’s term loans. The Company recorded $3.3 million and $4.2 million in fiscal years 2026 and 2025, respectively. The patronage distribution varies each year and there is no guarantee that an amount will be received by the Company; for further details refer to Note 6 of the Notes to Consolidated Financial Statements. Lastly, the Company recorded a bargain purchase gain of $6.7 million in fiscal year 2026 in connection with the acquisition further discussed in Note 16 of the Notes to Consolidated Financial Statements.

Income Taxes – As a result of the aforementioned factors, pre-tax earnings increased from $54.5 million in fiscal year 2025 to $149.1 million in fiscal year 2026. Income tax expense totaled $34.4 million and $13.3 million in fiscal years 2026 and 2025, respectively. The Company’s effective tax rate was 23.1% and 24.3% in fiscal years 2026 and 2025, respectively. For additional details on the calculation of the effective tax rate, refer to Note 8 of the Notes to Consolidated Financial Statements.

Earnings per Share:

	Fiscal Year:
	2026	2025
Basic earnings per common share	$16.75	$5.95
Diluted earnings per common share	$16.59	$5.90

For details of the calculation of these amounts, refer to Note 3 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources:

Material Cash Requirements – The Company’s primary liquidity requirements include debt service, capital expenditures and working capital needs. The Company may also seek strategic acquisitions to leverage current capabilities and further build upon its existing business. Liquidity requirements are funded primarily through cash generated from operations and external sources of financing, including the revolving credit facility. The Company may also utilize its receivables purchase program to manage short-term liquidity and provide working capital flexibility, as needed.

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

During fiscal year 2025, the Company experienced an easing of working capital needs. However, adverse weather conditions during the planting and harvesting seasons had a notable impact, especially in the upper Midwest where the Company has its primary growing region. Challenging growing conditions and reduced crop yields resulted in a seasonal pack smaller than originally planned. This in turn resulted in a higher-cost seasonal pack on a per unit basis for fiscal year 2025; although, the overall cash requirements showed improvement as compared to the preceding fiscal years.

The Company’s current fiscal year 2026 seasonal pack benefited from improved crop yields and less challenging growing conditions in certain regions, which contributed to an overall larger pack size as compared to the prior year. The Company’s plant locations ran more steadily during the harvesting and production process without as many weather-related interruptions experienced in fiscal year 2025. These factors resulted in an overall lower-cost seasonal pack on a per unit basis for the current fiscal year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

A strong cash position leading into fiscal year 2026, coupled with continued positive cashflows provided by operating activities, allowed the Company to minimize use of its revolving credit facility during the year. Additionally, the Company utilized cash on hand to fund the acquisition discussed in Note 16 of the Notes to Consolidated Financial Statements and the paydown of Term Loan A-1 upon maturity during fiscal year 2026. The Company believes that its operations along with existing liquidity sources will satisfy its cash requirements for at least the next twelve months. The Company has borrowed funds and continues to believe that it has the ability to do so at reasonable interest rates; however additional borrowings would result in increased interest expense. The Company does not have any off-balance sheet financing arrangements.

Summary of Cash Flows – The following table presents a summary of the Company’s cash flows from operating, investing, and financing activities (in thousands):

	Fiscal Year:
	2026	2025
Cash provided by operating activities	$224,506	$335,475
Cash used in investing activities	(106,412)	(34,814)
Cash used in financing activities	(118,565)	(262,124)
Net (decrease) increase in cash, cash equivalents and restricted cash	(471)	38,537
Cash, cash equivalents and restricted cash, beginning of period	50,390	11,853
Cash, cash equivalents and restricted cash, end of period	$49,919	$50,390

Net Cash Provided by Operating Activities – For fiscal year 2026, cash provided by operating activities was $224.5 million, which consisted of $84.2 million from changes in operating assets and liabilities, coupled with net earnings of $114.7 million and non-cash charges of $25.6 million. The non-cash charges were largely driven by $44.0 million of depreciation and amortization, a $8.1 million impact of deferred taxes and $3.9 million of lease expense, partially offset by a $6.7 million gain on bargain purchase and $22.3 million LIFO credit. Although the fiscal year 2026 seasonal pack was larger than the prior fiscal year, continued strong sales momentum resulted in a moderate decrease in inventory levels. These factors drove the change in operating assets and liabilities during the current fiscal year. Refer to the material cash requirements section above for additional discussion.

For fiscal year 2025, cash provided by operating activities was $335.5 million, which consisted of $208.1 million from changes in operating assets and liabilities, coupled with net earnings of $41.2 million and non-cash charges of $86.2 million. The non-cash charges were largely driven by $44.8 million of depreciation and amortization, $5.0 million of lease expense, and a $34.5 million LIFO charge. The change in operating assets and liabilities was driven by a lower utilization of cash for inventories resulting from the higher inventory levels carried into fiscal year 2025, along with a reduced 2025 seasonal pack resulting from adverse weather conditions. Refer to the material cash requirements section above for additional discussion.

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

Net Cash Used in Investing Activities – Net cash used in investing activities was $106.4 million for fiscal year 2026. The Company utilized $63.2 million for the acquisition discussed in Note 16 of the Notes to Consolidated Financial Statements. In addition, the Company used cash of $44.3 million for capital expenditures, partially offset by proceeds from the sale of assets totaling $1.1 million.

Net cash used in investing activities was $34.8 million for fiscal year 2025 and consisted of cash used for capital expenditures of $37.2 million and $2.7 million paid as deposits to vendors for the installation of a new can manufacturing line. Partially offsetting those amounts, the Company received proceeds from the sale of assets totaling $5.1 million.

Net Cash Used in Financing Activities – Net cash used in financing activities was $118.6 million for fiscal year 2026, driven mostly by payments of $98.6 million on its term loans and finance obligation. This included payment of $81.0 million for the Term Loan A-1 upon maturity during the fiscal year. The Company also used cash of $16.1 million to purchase treasury stock and made payments of $3.8 million on finance leases. The Company utilized its revolving credit facility, although borrowings and repayments both equated to $101.5 million during fiscal year 2026, thereby resulting in no change to the ending balance as compared to the beginning of the fiscal year.

Net cash used in financing activities was $262.1 million for fiscal year 2025, driven primarily by a net paydown on the Company’s revolving credit facility of $236.2 million. The Company paid $1.6 million of costs in connection with the refinancing of its revolving credit facility. The Company also made payments totaling $20.3 million on its term loans and finance obligation during fiscal year 2025. Additionally, the Company used cash of $11.6 million to purchase treasury stock and made payments of $4.8 million on finance leases. Partially offsetting the outflows was a $12.4 million increase in note payable borrowings associated with the Company’s new can manufacturing line which was converted to a finance obligation during the fiscal year.

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

Future minimum payments under the finance obligation are as follows (in thousands):

Fiscal years ending March 31:
2027	$3,684
2028	3,684
2029	3,684
2030	3,684
2031	3,684
Thereafter	1,840
Total minimum payment required	20,260
Less interest	2,839
Total finance obligation	17,421
Amount due within one year	2,785
Finance obligation, less current portion	$14,636

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

The interest rate benchmark for borrowings under the Revolver is based upon SOFR plus an applicable margin, as defined in the Agreement. In order to maintain availability of funds under the revolving credit facility, the Company pays a commitment fee on the unused portion of the Revolver. As of March 31, 2026, the unused portion of the Revolver was $448.6 million. The Revolver has a five-year term and matures on December 24, 2029. Accordingly, the Revolver balance is included in Long-Term Debt on the accompanying Consolidated Balance Sheets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In connection with the Revolver refinance, certain lenders exited the syndicate and were replaced by new syndicate members. The portion of the transaction in which certain lenders exited was accounted for as an extinguishment resulting in the write-off of an immaterial amount of unamortized deferred costs. The portion of the transaction comprised of lenders that remained in the syndicate was accounted for as a modification, resulting in the Company continuing to defer the remaining unamortized costs over the term of the Revolver. Additionally, the Company incurred $1.6 million of new debt issuance costs which will be deferred over the term of the Revolver and amortized on a straight-line basis. On the closing date, a repayment of $70.0 million was made to satisfy the outstanding revolving credit facility obligations immediately prior to the refinance transaction, and a corresponding Revolver borrowing of the same amount was drawn to fund the payment. The Consolidated Statement of Cash Flows reflects the payment of debt issuance costs and the gross repayment and borrowing amounts for the Revolver within financing activities for fiscal year 2025.

The following table summarizes certain quantitative data for Revolver borrowings during fiscal year 2026 and fiscal year 2025 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2026	2025
Outstanding borrowings	$1,000	$1,000
Interest rate	4.92%	5.83%

	Fiscal Year:
	2026	2025
Maximum amount of borrowings drawn during the period	$26,086	$233,063
Average outstanding borrowings	$2,237	$124,606
Weighted average interest rate	5.46%	6.86%

Term Loans – On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the “Term Loan Agreement”) which governs two term loans, as summarized below:

Term Loan A-1: The Term Loan Agreement provides for the continuation of a $100.0 million unsecured term loan with a maturity date of June 1, 2025 and fixed interest rate of 3.3012%. Quarterly principal payments are $1.0 million on Term Loan A-1. Upon maturity during fiscal year 2026, the Company paid the Term Loan A-1 in full using available cash on hand of $81.0 million.

Term Loan A-2: The Term Loan Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company’s property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023. The Company expects to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and its Revolver. The Company periodically evaluates opportunities to refinance its debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to the Company from time to time, and there can be no assurance that the Company will be able to successfully refinance any debt on commercially acceptable terms, if at all.

On May 23, 2023, the Term Loan Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amended, restated and replaced in its entirety Term Loan A-2 (the “Amendment”). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan (“Amended Term Loan A-2”). Amended Loan Term A-2 is secured by a portion of the Company’s property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Term Loan Agreement. As of March 31, 2026, the interest rate on Amended Term Loan A-2 was 5.42%.

The Amendment for Term Loan A-1 and Term Loan A-2 (collectively, the “Term Loans”) contains restrictive covenants usual and customary for loans of its type, in addition to financial covenants including minimum EBITDA and minimum tangible net worth which apply to both Terms Loans described above. In connection with the Amended Term Loan A-2, the Company incurred $1.1 million of financing costs which are deferred and amortized over the life of the term loan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Debt repayment requirements in each of the five subsequent fiscal years are presented below (in thousands):

Fiscal years ending March 31:
2027	$15,000
2028	238,500
2029	-
2030	1,000
2031	-
Total	$254,500

The Company believes that its cash flows from operations, availability under its Revolver, and cash and cash equivalents on hand will provide adequate funds for the Company’s working capital needs, planned capital expenditures, operating and administrative expenses, and debt service obligations for at least the next twelve months and the foreseeable future.

Restrictive Covenants – The Company’s debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default under the Agreement has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $30.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loans which for fiscal year 2026 was greater than $75.0 million in EBITDA. The Company computes its financial covenants as if the Company were on the first-in, first out (“FIFO”) method of inventory accounting. The Company has met all such financial covenants as of March 31, 2026.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. Refer to Note 11 of the Notes to Consolidated Financial Statements for additional information on the Company’s preferred stock.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2026, the Company had $0.4 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

Obligations and Commitments:

The Company is party to various contractual obligations involving commitments to make payments to third parties. These obligations impact the Company’s short-term and long-term liquidity and capital resource needs. Certain contractual obligations are reflected on the Consolidated Balance Sheet as of March 31, 2026, while others are considered future obligations. Contractual obligations primarily consist of operating leases, purchase obligations and commitments, principal payments on long-term debt and related interest payments, and income taxes. All of these arrangements require cash payments over varying periods of time. Certain of these arrangements are cancelable on short notice and others require additional payments as part of any early termination. Refer to Notes 6 and 7 of the Notes to Consolidated Financial Statements for information related to the Company’s debt and leases, respectively. Under the Company’s receivables purchase program, the Company has collection and administrative responsibilities in its role as servicer of the transferred receivables, including an obligation to remit the amounts collected which are generally settled within normal customer payment terms. Refer to Note 9 of the Notes to Consolidated Financial Statements for information on the receivables purchase program.

Purchase obligations and commitments consist of open purchase orders to purchase raw materials, including raw produce, steel, ingredients and packaging materials, as well as commitments for products and services used in the normal course of business. The Company expects that the majority of these purchase obligations and commitments will be settled within one year.

The Company’s contractual obligations related to income taxes are primarily related to unrecognized tax benefits. Refer to Note 8 of the Notes to Consolidated Financial Statements for information related to income taxes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the normal course of its business, the Company has posted a surety bond and a surety-backed letter of credit which serve as collateral for its workers’ compensation policy. The primary purpose of these instruments is to indemnify the beneficiary should the Company be unable to fulfill its obligations for claims asserted under the workers’ compensation policy. Both the surety bond and the surety-backed letter of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. As of March 31, 2026, the amount of the surety bond and the surety-backed letter of credit was $4.3 million and $13.8 million, respectively. The Company is not aware of any outstanding claims made against either of these instruments.

The Company has no off-balance sheet debt or other unrecorded obligations other than the commitments noted above.

Impact of Seasonality on Financial Position and Results of Operations:

The Company’s production cycle begins with planting in the spring followed by harvesting and packaging during the second and third fiscal quarters with sales spanning over the following twelve months. The last fiscal quarter ending March 31 is the optimal time for maintenance, repairs and equipment changes in the Company's seasonal packaging plants. The supply of commodities, current pricing, and expected new crop quantity and quality affect the timing and amount of the Company’s sales and earnings. When the seasonal harvesting periods of the Company's major vegetables are newly completed, inventories for these packaged vegetables are at their highest levels. For peas, the peak inventory time is mid-summer and for sweet corn and green beans, the Company's highest volume vegetables, the peak inventory is in mid-autumn. The seasonal nature of the Company’s production cycle results in inventory and accounts payable typically reaching their lowest point late in the fourth quarter prior to the new seasonal pack commencing. As the seasonal pack progresses, these components of working capital both increase until the pack is complete.

The Company’s fruit and vegetable sales exhibit seasonal increases in the third fiscal quarter due to increased retail demand during the holiday season. In addition, the Company sells canned and frozen vegetables to co-pack customers on a bill and hold basis during the pack cycle, which typically occurs in the second and third quarters. Given the seasonal nature of the Company’s sales, the accounts receivable balance typically reaches its highest point at the end of the second fiscal quarter.

The following table shows quarterly information for selected financial statement items during fiscal years 2026 and 2025 to illustrate the Company’s seasonal business (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2026
Net sales	$297,458	$460,022	$508,348	$393,847
Gross margin	41,811	61,867	83,460	44,076
Net earnings	14,885	29,739	44,768	25,282
Accounts receivable, net (at quarter end)	99,817	123,512	93,121	109,298
Inventories (at quarter end)	614,435	786,524	668,688	613,913
Accounts payable (at quarter end)	85,755	244,053	78,343	63,764
Revolver outstanding (at quarter end)	10,363	1,000	1,000	1,000

Fiscal Year 2025
Net sales	$304,727	$425,465	$502,856	$345,839
Gross margin	42,691	42,871	49,110	15,529
Net earnings	12,661	13,303	14,659	601
Accounts receivable, net (at quarter end)	96,448	108,533	70,829	96,330
Inventories (at quarter end)	841,847	944,887	735,682	603,955
Accounts payable (at quarter end)	62,460	213,015	70,791	43,580
Revolver outstanding (at quarter end)	209,189	146,421	42,196	1,000

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trade Promotion Expenses – The Company records both direct and estimated reductions to sales for trade promotions at the time of sale of the respective product. For estimated reductions, the Company maintains an accrual for customer promotional programs, in-store display incentives, and other sales and marketing expenses. This accrual requires management judgment regarding the volume of promotional offers that will be redeemed by the customer and is based on a combination of historical data on performance of similar programs and specific customer program activity. The amounts are subject to fluctuation due to the level of sales and marketing programs, and timing of deductions. Accrued trade promotions were $6.2 million and $7.0 million as of March 31, 2026 and 2025, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Inventories – The Company uses the lower of cost, determined under the LIFO method, or market, to value substantially all of its inventories. In the high inflation environment that the Company has been experiencing, the Company believes that the LIFO method is preferable over the first-in, first-out (“FIFO”) method because it better matches the cost of current production to current revenue. An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on the inventory levels and costs at that time.

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

The Plan’s funded status increased $32.4 million during fiscal year 2026 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2026. This funded status increase was primarily driven by a $2.5 million reduction to the projected benefit obligation, as described in more detail below, and a $29.9 million increase in the fair value of plan assets.

During fiscal year 2026, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in demographic losses and the reflection of an assumed salary increase rate for fiscal year 2027 in excess of the long-term rate. During fiscal year 2025, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates and changes in demographic assumptions to better reflect future plan experience, partially offset by the reflection of an assumed salary increase rate for fiscal year 2026 in excess of the long-term rate. Additionally, the Company completed a lump-sum payout during fiscal year 2025 to certain terminated vested Plan participants which resulted in payments of $10.2 million. Plan assets increased from $293.1 million as of March 31, 2025 to $323.1 million as of March 31, 2026 primarily due to favorable return on plan assets which outpaced payments of benefits.

The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. Refer to Note 10 of the Notes to Consolidated Financial Statements for the full defined benefit plan disclosures.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted net earnings are calculated on a FIFO basis which excludes the impact from the application of LIFO. Set forth below is a reconciliation of reported net earnings before income taxes to adjusted net earnings (in thousands):

	Fiscal Year:
	2026	2025
Earnings before income taxes, as reported	$149,095	$54,483
LIFO (credit) charge	(22,298)	34,474
Adjusted earnings before income taxes	126,797	88,957
Income taxes (1)	28,936	21,843
Adjusted net earnings	$97,861	$67,114

(1)

For fiscal years 2026 and 2025, income taxes on adjusted earnings before income taxes were calculated using the income tax provision amounts of $34.4 million and $13.3 million, respectively, and applying the statutory rates of 24.6% and 24.9%, respectively, for each of the respective periods to the pre-tax LIFO charge.

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

Set forth below is a reconciliation of reported net earnings to EBITDA and FIFO EBITDA (in thousands):

	Fiscal Year:
	2026	2025
Net earnings	$114,674	$41,224
Income taxes	34,421	13,259
Interest expense, net of interest income	18,144	33,245
Depreciation and amortization (1)	47,945	49,795
Interest amortization (2)	(600)	(565)
EBITDA	214,584	136,958
LIFO (credit) charge	(22,298)	34,474
FIFO EBITDA	$192,286	$171,432

(1)	Includes non-cash lease expense consistent with financial covenant calculations.
(2)	Reconciling item needed to exclude debt issuance cost amortization from the amount shown for interest expense.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the amount of interest expense we expect to pay with respect to our Revolver and Amended Term Loan A-2 (collectively, “Variable Rate Debt”), which are tied to the variable market rate SOFR. The interest rate on the finance obligation is fixed and not subject to interest rate volatility. The Company uses its Variable Rate Debt for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. With $263.7 million in average Variable Rate Debt during fiscal year 2026, a hypothetical 1% change in interest rates would have had a $2.6 million impact on interest expense.

Commodity Risk

The materials that the Company uses, such as vegetables, fruits, steel, ingredients, and packaging materials, as well as the electricity and natural gas used in the Company’s business are commodities that may experience price volatility caused by external factors including but not limited to, market fluctuations, availability, weather, currency fluctuations, global conflicts, and changes in governmental regulations and agricultural programs. These events may result in reduced supplies of these materials, higher supply costs, or interruptions in the Company’s production schedules. If prices of these raw materials increase and the Company is not able to effectively pass such price increases along to its customers, operating income will decrease.

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

Consolidated Statements of Net Earnings

Seneca Foods Corporation

(In thousands, except per share amounts)

	Fiscal Year:
	2026	2025	2024
Net sales	$1,659,675	$1,578,887	$1,458,603

Costs and expenses:
Cost of products sold	1,428,461	1,428,686	1,270,385
Selling, general, and administrative expense	83,097	75,459	81,209
Other operating income, net	(275)	(3,028)	(222)
Total costs and expenses	1,511,283	1,501,117	1,351,372
Operating income	148,392	77,770	107,231
Other income and expenses:
Interest expense, net of interest income of $1,746, $967 and $699, respectively	18,144	33,245	34,020
Other non-operating income	(18,847)	(9,958)	(9,788)
Earnings before income taxes	149,095	54,483	82,999
Income taxes	34,421	13,259	19,681
Net earnings	$114,674	$41,224	$63,318

Earnings per share:
Basic	$16.75	$5.95	$8.64
Diluted	$16.59	$5.90	$8.56

Weighted average common shares outstanding:
Basic	6,837	6,912	7,318
Diluted	6,904	6,979	7,385

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

Seneca Foods Corporation

(In thousands)

	Fiscal Year:
	2026	2025	2024
Comprehensive income:
Net earnings	$114,674	$41,224	$63,318
Change in pension and postretirement benefits, net of tax expense (benefit) of $7,050, $5,772 and ($1,628), respectively	21,209	17,544	(4,892)
Total	$135,883	$58,768	$58,426

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Seneca Foods Corporation

(In thousands)

	As of:
	March 31, 2026	March 31, 2025
Assets
Current assets:
Cash and cash equivalents	$49,919	$42,685
Restricted cash	-	7,705
Accounts receivable, net of allowance for credit losses of $53 and $71, respectively	109,298	96,330
Inventories	613,913	603,955
Refundable income taxes	2,696	672
Other current assets	3,301	4,307
Total current assets	779,127	755,654
Property, plant and equipment, net	331,280	324,768
Right-of-use assets operating, net	18,792	10,004
Right-of-use assets finance, net	6,843	13,224
Pension assets	108,142	75,733
Other assets	3,574	2,046
Total assets	$1,247,758	$1,181,429

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$63,764	$43,580
Deferred revenue	3,965	11,140
Accrued vacation	13,467	12,942
Accrued payroll	20,756	10,926
Income taxes payable	305	1,686
Other accrued expenses	26,411	28,592
Current portion of long-term debt, finance and lease obligations	25,259	105,692
Total current liabilities	153,927	214,558
Long-term debt	239,056	253,822
Operating lease obligations	14,343	6,924
Finance lease obligations	3,715	8,377
Finance obligation	14,636	17,421
Deferred income tax liability, net	49,660	32,282
Other liabilities	16,191	15,022
Total liabilities	491,528	548,406
Commitments and contingencies
Stockholders' equity:
Preferred stock	331	346
Common stock	3,052	3,051
Additional paid-in capital	105,142	102,376
Treasury stock, at cost	(226,074)	(210,669)
Accumulated other comprehensive income (loss)	13,373	(7,836)
Retained earnings	860,406	745,755
Total stockholders' equity	756,230	633,023
Total liabilities and stockholders’ equity	$1,247,758	$1,181,429

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Seneca Foods Corporation

(In thousands)

	Fiscal Year:
	2026	2025	2024
Cash flows from operating activities:
Net earnings	$114,674	$41,224	$63,318
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	43,997	44,776	43,478
Non-cash lease expense	3,948	5,019	7,251
LIFO (credit) charge	(22,298)	34,474	22,342
Bargain purchase gain	(6,667)	-	-
Deferred income taxes	8,121	2,190	(5,533)
Gain on the sale of assets	(745)	(3,276)	(2,331)
Provision for restructuring and impairments	-	-	567
Stock-based compensation expense	247	175	246
Pension (benefit) cost	(4,138)	26	354
401(k) match stock contribution	3,191	2,795	2,453
Changes in operating assets and liabilities:
Accounts receivable	(11,226)	(16,563)	17,334
Inventories	72,642	234,263	(224,136)
Other assets	918	(1,733)	91
Accounts payable	20,184	3,254	(29,213)
Accrued expenses and other	5,063	(9,515)	11,192
Income taxes	(3,405)	(1,634)	9,624
Net cash provided by (used in) operating activities	224,506	335,475	(82,963)
Cash flows from investing activities:
Additions to property, plant and equipment	(44,323)	(37,225)	(36,637)
Business acquisition	(63,210)	-	-
Proceeds from the sale of assets	1,121	5,077	8,089
Increase in non-current deposits	-	(2,666)	(18,654)
Net cash used in investing activities	(106,412)	(34,814)	(47,202)
Cash flows from financing activities:
Borrowings under revolving credit facility	101,540	461,455	783,650
Repayments under revolving credit facility	(101,540)	(697,680)	(727,023)
Borrowings under term loans and note payable	-	12,394	133,359
Payments on term loans and finance obligation	(98,635)	(20,264)	(19,215)
Payments on finance leases	(3,813)	(4,815)	(7,956)
Purchase of treasury stock	(16,094)	(11,591)	(33,030)
Payment of debt issuance costs	-	(1,600)	-
Preferred stock dividends	(23)	(23)	(23)
Net cash (used in) provided by financing activities	(118,565)	(262,124)	129,762

Net (decrease) increase in cash, cash equivalents and restricted cash	(471)	38,537	(403)
Cash, cash equivalents and restricted cash, beginning of year	50,390	11,853	12,256
Cash, cash equivalents and restricted cash, end of year	$49,919	$50,390	$11,853

Supplemental disclosures of cash flow information:
Cash paid for interest, net of capitalized interest	$19,354	$34,276	$33,100
Cash paid for income taxes, net	$30,262	$12,657	$15,105
Non-cash transactions:
Right-of-use assets obtained in exchange for lease obligations	$12,487	$2,980	$5,746
Right-of-use assets derecognized upon early lease termination	$2,440	$7,592	$2,286
Contingent consideration associated with business acquisition	$1,742	$-	$-
Assets acquired from exercise of finance lease purchase options, net of accumulated depreciation	$829	$2,965	$6,681
Property, plant and equipment purchased on account	$204	$38	$307
Exchange of note payable for finance obligation and non-current deposits for property, plant and equipment	$-	$21,320	$-

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Seneca Foods Corporation

(In thousands, except share amounts)

					Accumulated
			Additional		Other
	Preferred	Common	Paid-In	Treasury	Comprehensive	Retained
	Stock	Stock	Capital	Stock	Income (Loss)	Earnings	Total
Balance March 31, 2023	$351	$3,049	$99,152	$(168,573)	$(20,488)	$641,259	$554,750
Net earnings	-	-	-	-	-	63,318	63,318
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	245	-	-	-	246
Stock issued for profit sharing plan	-	-	71	-	-	-	71
Contribution of 401(k) match	-	-	957	1,496	-	-	2,453
Purchase of treasury stock	-	-	-	(33,030)	-	-	(33,030)
Change in pension and postretirement benefits adjustment (net of tax $1,628)	-	-	-	-	(4,892)	-	(4,892)
Balance March 31, 2024	351	3,050	100,425	(200,107)	(25,380)	704,554	582,893
Net earnings	-	-	-	-	-	41,224	41,224
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	174	-	-	-	175
Stock issued for profit sharing plan	-	-	6	-	-	-	6
Contribution of 401(k) match	-	-	1,766	1,029	-	-	2,795
Purchase of treasury stock	-	-	-	(11,591)	-	-	(11,591)
Preferred stock conversion	(5)	-	5	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $5,772)	-	-	-	-	17,544	-	17,544
Balance March 31, 2025	346	3,051	102,376	(210,669)	(7,836)	745,755	633,023
Net earnings	-	-	-	-	-	114,674	114,674
Cash dividends paid on preferred stock	-	-	-	-	-	(23)	(23)
Equity incentive program	-	1	246	-	-	-	247
Stock issued for profit sharing plan	-	-	3	-	-	-	3
Contribution of 401(k) match	-	-	2,502	689	-	-	3,191
Purchase of treasury stock	-	-	-	(16,094)	-	-	(16,094)
Preferred stock conversion	(15)	-	15	-	-	-	-
Change in pension and postretirement benefits adjustment (net of tax $7,050)	-	-	-	-	21,209	-	21,209
Balance March 31, 2026	$331	$3,052	$105,142	$(226,074)	$13,373	$860,406	$756,230

	Preferred Stock			Common Stock
	6% Voting	10% Voting
	Cumulative	Cumulative	Participating	Class A	Class B
	Callable	Convertible	Convertible	Common	Common
	Par $0.25	Par $0.025	Par $0.025	Par $0.25	Par $0.25
Shares authorized and designated:
March 31, 2026	200,000	1,400,000	6,602	20,000,000	10,000,000
Shares outstanding:
March 31, 2024	200,000	807,240	8,292	5,400,429	1,659,411
March 31, 2025	200,000	807,240	7,891	5,342,172	1,562,163
March 31, 2026	200,000	807,240	6,602	5,222,138	1,557,926
Balance in Equity at March 31, 2026	$50	$202	$79	$2,593	$459

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

1. Summary of Significant Accounting Policies

Nature of Operations — Seneca Foods Corporation (the “Company”) currently has 27 facilities in nine states in support of its main operations. The Company markets private label and branded packaged foods to retailers and institutional food distributors.

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

Cash, Cash Equivalents and Restricted Cash — The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash and cash equivalents. Cash equivalents are primarily invested in commercial paper and highly rated money market funds. As of March 31, 2025, the Company’s workers’ compensation insurance policy required deposits to be held in trust as collateral for the Company’s deductible. Accordingly, the Company maintained the required deposit and recorded the amount as restricted cash on the Consolidated Balance Sheets as it was not available for use by the Company to fund operations. During fiscal year 2026, the restricted cash balance held as collateral was released and transferred to cash and cash equivalents. The collateral was replaced with a surety bond and a surety-backed letter of credit; refer to Note 14 for additional information. The Company does not have restricted cash as of March 31, 2026.

The following table (in thousands) reconciles cash, cash equivalents and restricted cash as reported on the Consolidated Balance Sheets to the total amounts shown in the Company’s Consolidated Statements of Cash Flows:

	As of:
	March 31,	March 31,
	2026	2025
Cash and cash equivalents	$49,919	$42,685
Restricted cash	-	7,705
Total cash, cash equivalents and restricted cash	$49,919	$50,390

Fair Value of Financial Instruments — The carrying values of cash, cash equivalents and restricted cash, accounts receivable, refundable income taxes, accounts payable, income taxes payable, and accrued expenses approximate fair value because of the immediate or short-term maturity of these financial instruments. Refer to Note 12 for further discussion of the fair value of the Company’s cash equivalents, long-term debt and finance obligation.

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

Property, Plant and Equipment — Property, plant, and equipment are stated at cost. Interest incurred during the construction of major projects is capitalized. During fiscal year 2026, the Company capitalized $0.5 million of interest and capitalized a nominal amount of interest in fiscal year 2025. For financial reporting, the Company provides for depreciation on the straight-line method at rates based upon the estimated useful lives of the various assets. The estimated useful lives are as follows:

	Years
Buildings and improvements		30
Land improvements	10	-	20
Machinery and equipment	5	-	15
Office equipment and furniture	3	-	5
Vehicles	3	-	5
Computer software	3	-	5

Long-Lived Assets and Indefinite-Lived Intangible Asset — The Company evaluates its long-lived assets and indefinite-lived trade name for recoverability whenever events or circumstances indicate that the carrying value of such assets may not be fully recoverable. Recoverability is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. Impairment losses are then evaluated if the estimated future undiscounted cash flows are less than carrying value. A loss is recognized when the carrying value of an asset exceeds its fair value. The Company did not record an impairment loss on long-lived assets or indefinite-lived trade name during fiscal years 2026, 2025 and 2024.

Deferred Financing Costs — Deferred financing costs incurred in obtaining debt are amortized on a straight-line basis over the term of the debt, which is not materially different than using the effective interest rate method. Amortization of deferred financing costs is recorded as part of interest expense on the Consolidated Statements of Net Earnings. As of March 31, 2026 there were $1.3 million of unamortized financing costs included in other assets related to the Company’s revolving credit facility and $0.4 million of unamortized financing costs related to its term loans that are included as a contra to long-term debt on the Consolidated Balance Sheets.

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

Trade Promotions — Trade promotions are an important component of the sales and marketing of the Company’s products and are critical to the support of the business. Trade promotions represent a form of variable consideration, which is recorded as a reduction of sales, and include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to credit risk consist of trade receivables, interest-bearing investments, and cash and cash equivalents. Retailers, distributors, and co-pack customers comprise a significant portion of the trade receivables; collateral is generally not required. A relatively limited number of customers account for a large percentage of the Company’s total net sales. The top ten customers represented approximately 56% and 53% of net sales for fiscal years 2026 and 2025, respectively. The Company closely monitors the credit risk associated with its customers. The Company places substantially all of its interest-bearing investments with financial institutions and monitors credit exposure. Cash and short-term investments in certain accounts exceed the federal insured limit; however, the Company has not experienced any losses in such accounts.

Advertising Costs — Advertising costs are expensed as incurred and totaled $3.7 million, $3.5 million, and $2.7 million for fiscal years 2026, 2025, and 2024, respectively.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Income Taxes — The provision for income taxes includes federal and state income taxes currently payable and those deferred because of temporary differences between the GAAP basis and tax basis of assets and liabilities and tax credit carryforwards. The Company uses the flow-through method to account for its investment tax credits.

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

Recently Adopted Accounting Pronouncements — In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) related to income tax disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company adopted this guidance for the fiscal year ended March 31, 2026, on a prospective basis by providing the additional disclosures as required. Refer to Note 8, Income Taxes, for additional information.

Recently Issued Accounting Pronouncements — In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which is intended to update the guidance in Topic 270 by improving the navigability of the required interim disclosures, clarifying when that guidance is applicable, and adding a principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2028, and is in the process of analyzing the impact on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which introduces a practical expedient for the application of the current expected credit loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for annual periods beginning after December 15, 2025 and interim periods within those annual reporting periods, with early adoption permitted. The Company plans to adopt this pronouncement for its fiscal year beginning April 1, 2026, and is in the process of analyzing the impact on its consolidated financial statements.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

All other newly issued accounting pronouncements not yet effective have been deemed either not applicable or were related to technical amendments or codification. In addition, the Company did not adopt any other new accounting pronouncements during fiscal year 2026.

2. Revenue Recognition

The Company applies the provisions of Accounting Standards Codification (“ASC”) 606-10, Revenue from Contracts with Customers, and recognizes revenue under the core principle to depict the transfer of products to customers in an amount reflecting the consideration the Company expects to receive. The Company conducts its business almost entirely in food packaging, which comprised approximately 98% of the Company's fiscal year 2026 net sales.

Nature of Products — The Company’s product offerings include the following:

•	Canned and frozen vegetables which are sold under private label, and national and regional brands that the Company owns or licenses, as well as under contract packing agreements;
•	Fruit products comprised of jarred and packaged products;
•	Snack products comprised of packaged fruit chips;
•	Other non-food operations which are ancillary to the Company’s main product offerings, such as the sale of cans and ends, seed, and outside revenue from the Company’s aircraft operations.

Disaggregation of Revenue — In the following table, revenue is disaggregated by product category groups (in thousands):

	Fiscal Year:
	2026	2025	2024
Canned vegetables	$1,366,632	$1,314,315	$1,204,823
Frozen vegetables	151,183	124,714	120,795
Fruit products	93,456	92,378	87,435
Snack products	15,020	14,995	13,400
Other	33,384	32,485	32,150
Total	$1,659,675	$1,578,887	$1,458,603

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

Substantially all revenue recognition is completed at a point in time basis when product control is transferred to the customer.  In general, control transfers to the customer when the product is shipped or delivered to the customer based upon applicable shipping terms, as the customer can direct the use and obtain substantially all of the remaining benefits from the asset at this point in time.

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

Variable Consideration — In addition to fixed contract consideration, certain contracts include some form of variable consideration.  Trade promotions are an important component of the sales and marketing of the Company’s products and are critical to the support of the business. Trade promotion costs, which are recorded as a reduction of gross sales, include amounts paid to retailers for shelf space, to obtain favorable display positions and to offer temporary price reductions for the sale of our products to consumers. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a retailer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by retailers. Final determination of the permissible deductions may take extended periods of time. Accruals for trade promotions are recorded primarily at the time of sale to the retailer based on expected levels of performance. The Company estimates variable consideration using the expected value method to determine the total consideration which the Company expects to be entitled. The Company updates its estimate of variable consideration each reporting period based on available information and the effect is recognized as an adjustment to sales. Accrued trade promotions were $6.2 million and $7.0 million as of March 31, 2026 and 2025, respectively, and are included in other accrued expenses on the Consolidated Balance Sheets.

Contract Balances — The contract asset balances were $1.2 million and $1.1 million as of March 31, 2026 and 2025, respectively, and are recorded as part of other current assets on the Consolidated Balance Sheets. The Company has contract liabilities in the form of deferred revenue representing payments received from certain of its co-pack customers in advance of completion of the Company's respective performance obligations. The balance is comprised of prepaid case and labeling and storage services which have been collected from bill and hold sales, as well as amounts invoiced in accordance with the terms of a co-pack agreement.

The deferred revenue activity during fiscal years 2026 and 2025 is shown in the following table (in thousands):

	Fiscal Year:
	2026	2025
Beginning balance	$11,140	$8,185
Deferral of revenue	20,001	18,208
Recognition of unearned revenue	(20,063)	(15,253)
Settlement of liability (1)	(7,113)	-
Ending balance	$3,965	$11,140

(1)	Represents settlement of a portion of the deferred revenue liability in connection with the transaction discussed in Note 16, Acquisition.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

3. Earnings per Share

Earnings per share for fiscal years 2026, 2025 and 2024 are as follows (in thousands, except per share amounts):

	Fiscal Year:
	2026	2025	2024
Basic
Net earnings	$114,674	$41,224	$63,318
Deduct preferred stock dividends	23	23	23
Undistributed net earnings	114,651	41,201	63,295
Earnings attributable to participating preferred shareholders	116	48	72
Earnings attributable to common shareholders	$114,535	$41,153	$63,223
Weighted average common shares outstanding	6,837	6,912	7,318
Basic earnings per common share	$16.75	$5.95	$8.64

Diluted
Earnings attributable to common shareholders	$114,535	$41,153	$63,223
Add dividends on convertible preferred stock	20	20	20
Earnings attributable to common stock on a diluted basis	$114,555	$41,173	$63,243
Weighted average common shares outstanding - basic	6,837	6,912	7,318
Additional shares to be issued under full conversion of preferred stock	67	67	67
Total shares for diluted	6,904	6,979	7,385
Diluted earnings per common share	$16.59	$5.90	$8.56

4. Inventories

The Company uses the LIFO method of valuing inventory as it believes this method allows for better matching of current production cost to current revenue. As of March 31, 2026 and 2025, first-in, first-out (“FIFO”) based inventory costs exceeded LIFO based inventory costs, resulting in a LIFO reserve of $337.0 million and $359.3 million, respectively. In order to state inventories at LIFO, the Company recorded a LIFO credit which decreased cost of products sold by $22.3 million for fiscal year 2026. The Company recorded a LIFO charge which increased cost of products sold by $34.5 million for fiscal year 2025.

During fiscal year 2025, the Company experienced a reduction in inventory levels. This decrease resulted in a liquidation of certain LIFO inventory layers that were carried at lower costs prevailing in prior fiscal years as compared with current costs in fiscal year 2025. The effect of the LIFO liquidation for fiscal year 2025 decreased cost of products sold by $14.5 million and increased net earnings by $10.9 million, thereby impacting basic earnings per share by $1.58 and diluted earnings per share by $1.56. The LIFO liquidation is included within the LIFO charge of $34.5 million recorded in fiscal year 2025. There was no LIFO liquidation in fiscal year 2026.

The inventories by category and the impact of using the LIFO method are shown in the following table (in thousands):

	As of:
	March 31,	March 31,
	2026	2025
Finished products	$596,965	$619,598
Work in process	104,202	106,006
Raw materials and supplies	249,704	237,607
	950,871	963,211
Less: excess of FIFO cost over LIFO cost	(336,958)	(359,256)
Total inventories	$613,913	$603,955

Notes to Consolidated Financial Statements

Seneca Foods Corporation

5. Property, Plant and Equipment

Property, plant and equipment is comprised of the following (in thousands):

	As of:
	March 31,	March 31,
	2026	2025
Land and land improvements	$54,195	$52,339
Buildings and improvements	243,062	238,709
Machinery and equipment	523,448	502,223
Office equipment, furniture, vehicles and computer software	17,420	15,604
Construction in progress	24,330	16,177
Property, plant and equipment, cost	862,455	825,052
Less: accumulated depreciation	(531,175)	(500,284)
Property, plant and equipment, net	$331,280	$324,768

Depreciation expense totaled $40.0 million, $40.1 million, and $36.8 million for fiscal years 2026, 2025, and 2024, respectively.

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

Future minimum payments under the finance obligation are as follows (in thousands):

Fiscal years ending March 31:
2027	$3,684
2028	3,684
2029	3,684
2030	3,684
2031	3,684
Thereafter	1,840
Total minimum payment required	20,260
Less interest	2,839
Total finance obligation	17,421
Amount due within one year	2,785
Finance obligation, less current portion	$14,636

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Long-term debt is comprised of the following (in thousands):

	As of:
	March 31,	March 31,
	2026	2025
Revolving credit facility	$1,000	$1,000

Term loans
Term Loan A-1
Outstanding principal	-	81,000
Unamortized debt issuance costs	-	(5)
Term Loan A-1, net	-	80,995

Term Loan A-2
Outstanding principal	253,500	268,500
Unamortized debt issuance costs	(444)	(673)
Term Loan A-2, net	253,056	267,827

Total long-term debt	254,056	349,822
Less current portion	15,000	96,000
Long-term debt, less current portion	$239,056	$253,822

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

The Revolver is secured by the majority of the Company’s accounts receivable and inventories and contains borrowing base requirements as well as a financial covenant, if certain circumstances apply. The Company utilizes its Revolver for general corporate purposes, including seasonal working capital needs, to pay debt principal and interest obligations, and to fund capital expenditures and acquisitions. Seasonal working capital needs are affected by the growing cycles of the vegetables the Company packages. The majority of vegetable inventories are produced during the months of June through November and are then sold over the following twelve months. Payment terms for vegetable produce are generally three months but may vary and range from approximately one to seven months. Therefore, the Company’s need to draw on the Revolver may fluctuate significantly throughout the year.

The interest rate benchmark for borrowings under the Revolver is based upon SOFR plus an applicable margin, as defined in the Agreement. In order to maintain availability of funds under the revolving credit facility, the Company pays a commitment fee on the unused portion of the Revolver. As of March 31, 2026, the unused portion of the Revolver was $448.6 million. The Revolver has a five-year term and matures on December 24, 2029. Accordingly, the Revolver balance is included in Long-Term Debt on the accompanying Consolidated Balance Sheets.

In connection with the Revolver refinance, certain lenders exited the syndicate and were replaced by new syndicate members. The portion of the transaction in which certain lenders exited was accounted for as an extinguishment resulting in the write-off of an immaterial amount of unamortized deferred costs. The portion of the transaction comprised of lenders that remained in the syndicate was accounted for as a modification, resulting in the Company continuing to defer the remaining unamortized costs over the term of the Revolver. Additionally, the Company incurred $1.6 million of new debt issuance costs which will be deferred over the term of the Revolver and amortized on a straight-line basis. On the closing date, a repayment of $70.0 million was made to satisfy the outstanding revolving credit facility obligations immediately prior to the refinance transaction, and a corresponding Revolver borrowing of the same amount was drawn to fund the payment. The Consolidated Statement of Cash Flows reflects the payment of debt issuance costs and the gross repayment and borrowing amounts for the Revolver within financing activities for fiscal year 2025.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table summarizes certain quantitative data for Revolver borrowings during fiscal year 2026 and fiscal year 2025 (in thousands, except for percentages):

	As of:
	March 31,	March 31,
	2026	2025
Outstanding borrowings	$1,000	$1,000
Interest rate	4.92%	5.83%

	Fiscal Year:
	2026	2025
Maximum amount of borrowings drawn during the period	$26,086	$233,063
Average outstanding borrowings	$2,237	$124,606
Weighted average interest rate	5.46%	6.86%

Term Loans — On January 20, 2023, the Company entered into a Second Amended and Restated Loan and Guaranty Agreement with Farm Credit East, ACA (the “Term Loan Agreement”) which governs two term loans, as summarized below:

Term Loan A-1: The Term Loan Agreement provides for the continuation of a $100.00 million unsecured term loan with a maturity date of June 1, 2025 and fixed interest rate of 3.3012%. Quarterly principal payments are $1.0 million on Term Loan A-1. Upon maturity during fiscal year 2026, the Company paid the Term Loan A-1 in full using available cash on hand of $81.0 million.

Term Loan A-2: The Term Loan Agreement adds an additional term loan in the amount of $175.0 million that will mature on January 20, 2028, and is secured by a portion of the Company’s property, plant and equipment. Term Loan A-2 bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Term Loan A-2 in the amount of $1.5 million commenced on March 1, 2023. The Company expects to maintain or have access to sufficient liquidity to retire or refinance long-term debt at maturity or otherwise, from operating cash flows, access to the capital markets, and its Revolver. The Company continuously evaluates opportunities to refinance its debt; however, any refinancing is subject to market conditions and other factors, including financing options that may be available to the Company from time to time, and there can be no assurance that the Company will be able to successfully refinance any debt on commercially acceptable terms, if at all.

On May 23, 2023, the Term Loan Agreement was amended by the Second Amended and Restated Loan and Guaranty Agreement Amendment which amended, restated and replaced in its entirety Term Loan A-2 (the “Amendment”). The Amendment provides a single advance term facility in the principal amount of $125.0 million to be combined with the outstanding principal balance of $173.5 million on Term Loan A-2 into one single $298.5 million term loan (“Amended Term Loan A-2”). Amended Loan Term A-2 is secured by a portion of the Company’s property, plant and equipment and bears interest at a variable interest rate based upon SOFR plus an additional margin determined by the Company’s leverage ratio. Quarterly payments of principal outstanding on Amended Term Loan A-2 in the amount of $3.75 million commenced on June 1, 2023. The Amendment continues all aspects of Term Loan A-1 as defined in the Term Loan Agreement. As of March 31, 2026, the interest rate on Amended Term Loan A-2 was 5.42%.

The Amendment for Term Loan A-1 and Term Loan A-2 (collectively, the “Term Loans”) contains restrictive covenants usual and customary for loans of its type, in addition to financial covenants including minimum EBITDA and minimum tangible net worth which apply to both Terms Loans described above. In connection with the Amended Term Loan A-2, the Company incurred $1.1 million of financing costs which are deferred and amortized over the life of the term loan.

The Term Loans permit the Company to participate in a patronage program. The program allows the Company to receive an annual patronage distribution from Farm Credit East, ACA, which is earned during a given calendar year period based on its eligible borrowings. The distribution is not guaranteed and if declared by Farm Credit East, ACA, the amount will be received by the Company during the fourth quarter of each fiscal year. The Company received $3.3 million, $4.2 million, and $3.7 million of patronage distributions in fiscal years 2026, 2025 and 2024, respectively. The patronage distribution is included within other non-operating income in the Consolidated Statements of Net Earnings.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Debt repayment requirements in each of the five subsequent fiscal years are presented below (in thousands):

Fiscal years ending March 31:
2027	$15,000
2028	238,500
2029	-
2030	1,000
2031	-
Total	$254,500

Covenants and Other Debt Matters — The Company’s debt agreements, including the Revolver and Term Loans, contain customary affirmative and negative covenants that restrict, with specified exceptions, the Company’s ability to incur additional indebtedness, incur liens, pay dividends on the Company’s capital stock, make other restricted payments, including investments, transfer all or substantially all of the Company’s assets, enter into consolidations or mergers, and enter into transactions with affiliates. The Company’s debt agreements also require the Company to meet certain financial covenants including a minimum EBITDA and minimum tangible net worth. The Revolver contains borrowing base requirements related to accounts receivable and inventories and also requires the Company to meet a financial covenant related to a minimum fixed charge coverage ratio if (a) an event of default has occurred or (b) availability on the Revolver is less than the greater of (i) 10% of the commitments then in effect and (ii) $30.0 million. The most restrictive financial covenant in the debt agreements is the minimum EBITDA within the Term Loans which for fiscal year 2026 was greater than $75.0 million. The Company computes its financial covenants as if the Company were on the FIFO method of inventory accounting. The Company has met all such financial covenants as of March 31, 2026.

The Company's debt agreements limit the payment of dividends and other distributions, subject to availability under the Revolver. There is an annual total distribution limitation of $50,000, less aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. The carrying value of assets pledged for secured debt, including the Revolver, Term Loan A-2, finance obligation, and lease obligations, is $864.4 million as of March 31, 2026.

Standby Letters of Credit – The Company has standby letters of credit for certain insurance-related requirements. The Company’s standby letters of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. On March 31, 2026, the Company had $0.4 million in outstanding standby letters of credit. These standby letters of credit are supported by the Company’s Revolver and reduce borrowings available under the Revolver.

7. Leases

The Company determines whether an arrangement is a lease at inception of the agreement. Presently, the Company leases land, certain building space, machinery and equipment under various operating and finance leases.

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

Lease terms may include options to extend or terminate the lease, and the impact of these options are included in the calculation of the ROU asset and lease obligation only when the exercise of the option is at the Company’s sole discretion and it is reasonably certain that the Company will exercise that option. The Company will not separate lease and non-lease components for its leases when it is impractical to separate the two. In addition, the Company has certain leases that have variable payments based solely on output or usage of the leased asset. These variable operating leases are excluded from the Company’s Consolidated Balance Sheet presentation and are expensed as incurred. Leases with an initial term of 12 months or less, or short-term leases, are not recorded on the accompanying Consolidated Balance Sheets and are expensed as incurred.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The components of lease cost were as follows (in thousands):

	Fiscal Year:
	2026	2025	2024
Lease cost:
Amortization of right-of-use assets	$3,326	$4,048	$6,134
Interest on lease obligations	370	547	767
Finance lease cost	3,696	4,595	6,901
Operating lease cost	4,504	5,603	8,222
Short-term lease cost	8,709	7,548	5,335
Total lease cost	$16,909	$17,746	$20,458

Cash paid for amounts included in the measurement of lease obligations:
Operating cash flows from finance leases	$370	$547	$767
Operating cash flows from operating leases	4,544	5,904	8,849
Financing cash flows from finance leases	3,813	4,815	7,956
	$8,727	$11,266	$17,572

Right-of-use assets obtained in exchange for new finance lease obligations	$-	$-	$337
Right-of-use assets obtained in exchange for new operating lease obligations	$12,487	$2,980	$5,409
Right-of-use assets derecognized upon early termination of finance leases	$2,191	$20	$598
Right-of-use assets derecognized upon early termination of operating leases	$249	$7,572	$1,688

Weighted-average lease term (years):
Finance leases	2.7	3.8	4.4
Operating leases	5.2	4.2	4.3
Weighted-average discount rate (percentage):
Finance leases	3.9%	4.1%	4.0%
Operating leases	5.5%	5.0%	4.7%

Undiscounted future lease payments under non-cancelable operating and finance leases, along with a reconciliation of undiscounted cash flows to operating and finance lease obligations, respectively, as of March 31, 2026 were as follows (in thousands):

Years ending March 31:	Operating	Finance
2027	$5,822	$2,711
2028	4,780	2,304
2029	2,906	1,152
2030	2,512	416
2031	2,189	2
Thereafter	3,971	-
Total minimum payment required	22,180	6,585
Less interest	2,893	340
Present value of minimum lease payments	19,287	6,245
Amount due within one year	4,944	2,530
Long-term lease obligations	$14,343	$3,715

Notes to Consolidated Financial Statements

Seneca Foods Corporation

8. Income Taxes

The Company files a consolidated federal and various state income tax returns. The provision for income taxes is as follows (in thousands):

		Fiscal Year:
	2026	2025	2024
Current:
Federal	$22,075	$9,236	$20,850
State	4,225	1,833	4,364
Total	26,300	11,069	25,214

Deferred:
Federal	$5,712	$1,257	$(5,010)
State	2,409	933	(523)
Total	8,121	2,190	(5,533)
Total income taxes	$34,421	$13,259	$19,681

A reconciliation of the U.S. federal statutory rate to the effective rate for fiscal year 2026 is presented in accordance with ASU 2023-09 below (dollars in thousands):

	Fiscal Year:
	2026
U.S. federal statutory rate	$31,310	21.0%
State income taxes (net of federal tax benefit) (1)	5,388	3.6%
Effect of cross border tax laws	(304)	-0.2%
Tax credits	(416)	-0.3%
Non-taxable or non-deductible items	(1,222)	-0.8%
Changes in unrecognized tax benefits	(438)	-0.3%
Other reconciling items	103	0.1%
Total	$34,421	23.1%

(1)	State and local taxes in California, Illinois, and Pennsylvania comprise the majority of this category.

A reconciliation of the U.S. federal statutory rate to the effective rate for fiscal years 2025 and 2024 is as follows (prior to the adoption of ASU 2023-09):

	Fiscal Year:
	2025	2024
U.S. federal statutory rate	21.0%	21.0%
State income taxes (net of federal tax benefit)	3.9%	3.6%
Federal credits	-0.8%	-0.6%
State rate changes	0.0%	-0.2%
State credit expiration	0.9%	0.0%
State return to accrual	1.4%	0.5%
Change in valuation allowance	-2.1%	-0.2%
Other	0.0%	-0.4%
Effective income tax rate	24.3%	23.7%

Notes to Consolidated Financial Statements

Seneca Foods Corporation

On July 4, 2025, the President of the United States signed into law the One Big Beautiful Bill Act (“OBBBA”). The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The corporate tax changes included in the OBBBA did not have a material impact on the Company’s effective income tax rate for fiscal year 2026, and it is not anticipated to have a material impact on the Company’s effective income tax rate in future periods. The OBBBA’s provisions for accelerated tax deductions reduced the Company’s cash income tax requirements for the current fiscal year.

Cash paid for income taxes, net of refunds, during fiscal year 2026, as presented in accordance with ASU 2023-09, is as follows (in thousands):

Federal	$25,197
Illinois	1,600
Other states	3,465
Income taxes paid, net of amounts refunded	$30,262

The following is a summary of the significant components of the Company's deferred income tax assets and liabilities (in thousands):

	As of:
	March 31,	March 31,
	2026	2025
Deferred income tax assets:
Future tax credits	$2,348	$3,719
Inventory valuation	6,988	7,294
Employee benefits	3,509	3,108
Insurance	560	878
State depreciation basis differences	2,896	3,152
Operating leases	228	128
Intangibles	-	2,994
Pension and post-retirement benefits	13	2,877
Interest	19	34
Business interest limitation	-	3,194
Deferred revenue	100	164
Net operating loss and other tax attribute carryovers	132	278
Other	326	467
Total assets	17,119	28,287
Valuation allowance - noncurrent	(2,328)	(3,719)
Total deferred income tax assets, net	14,791	24,568
Deferred income tax liabilities:
Property basis and depreciation difference	29,853	27,537
Intangibles	379	-
Inventory reserve	6,558	5,200
Right-of-use assets	705	2,236
Pension	26,798	21,587
Other	158	290
Total liabilities	64,451	56,850
Deferred income tax liability, net	$(49,660)	$(32,282)

Net deferred income tax liabilities of $49.7 million and $32.3 million as of March 31, 2026 and 2025, respectively, are recognized as noncurrent liabilities in the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Company has state tax credit carryforwards amounting to $0.7 million (New York), and $1.6 million (Wisconsin), which are available to reduce future taxes payable in each respective state through 2035 (New York) and through 2041 (Wisconsin). The Company has performed the required assessment regarding the realization of deferred tax assets and as of March 31, 2026, the Company has recorded a valuation allowance amounting to $2.3 million, which relates primarily to tax credit carryforwards which management has concluded it is more likely than not that they will not be realized in the ordinary course of operations.

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

The Company recognizes interest and penalties accrued on unrecognized tax benefits as well as interest received from favorable settlements within income tax expense. During fiscal years 2026 and 2025, the accrued interest and penalties balance and change during the respective fiscal years was not significant associated with unrecognized tax benefits.

The change in the liability for uncertain tax positions for fiscal years 2026 and 2025 consists of the following (in thousands):

	As of:
	March 31,	March 31,
	2026	2025
Beginning balance	$912	$830
Tax positions related to prior years:
Additions	-	82
Lapses in statues of limitations	(494)	-
Ending balance	$418	$912

The liability balances as of March 31, 2026 and 2025 do not include tax positions that are highly certain but for which there is uncertainty about the timing. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of these positions would not impact the annual effective tax rate but would accelerate the payment of cash to the tax authority to an earlier period.

Although management believes that an adequate position has been made for uncertain tax positions, there is the possibility that the ultimate resolution could have an adverse effect on the net earnings of the Company. Conversely, if resolved favorably in the future, the related provisions would be reduced, thus having a positive impact on net earnings. During fiscal year 2026, there was $0.5 million of lapses in the statute of limitations for existing uncertain tax positions.

The federal income tax returns for fiscal years after 2022 are subject to examination. The Company is currently involved in two state income tax audits covering fiscal year 2021 through fiscal year 2025. The Company is current on its federal and state tax returns.

9. Receivables Purchase Program

On August 12, 2025, the Company entered into a receivables purchase agreement (the “RPA”) with Wells Fargo Bank, N.A. to sell certain accounts receivable at a discount in exchange for cash (the “Program”). The discount is based upon SOFR plus 1.00%. The RPA has an outstanding purchase limit of $50.0 million and can be terminated by either party with 30 days’ notice. The Company has no retained ownership interest in the transferred receivables; however, under the RPA, the Company does have collection and administrative responsibilities in its role as servicer of the receivables. The Program is used by the Company to manage liquidity and provide working capital flexibility in a cost-effective manner.

Receivables transferred under the Program result in the amounts being derecognized from the Company’s Consolidated Balance Sheet. The proceeds received by the Company are included in cash flows from operating activities on the Consolidated Statement of Cash Flows. The discount incurred is recorded as part of other operating income, net on the Consolidated Statement of Net Earnings.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Company sold $5.6 million of receivables under the Program during fiscal year 2026. The Company received proceeds of $5.6 million, which is net of a nominal discount. All amounts collected as of March 31, 2026 by Seneca in its role as servicer were remitted to Wells Fargo Bank, N.A. The outstanding balance of receivables derecognized from the Company's Consolidated Balance Sheet at March 31, 2026, but which the Company continues to service, related to the Program was $4.0 million. The amount available under the Program was $46.0 million as of March 31, 2026.

10. Retirement Plans

The Company has a noncontributory defined benefit pension plan (the “Plan”) covering most employees who meet certain age-entry requirements and work a stated minimum number of hours per year. The Plan was amended to freeze accruals to new hires and rehires effective January 1, 2020. The Plan was adequately funded as of March 31, 2026 and 2025, respectively, and no contributions were required to meet legal funding requirements.

The following tables provide a reconciliation of the changes in the Plan’s benefit obligation and fair value of plan assets over the two-year period ended March 31, 2026 and a statement of the funded status as of March 31, 2026 and 2025 (in thousands):

	Fiscal Year:
	2026	2025
Change in benefit obligation
Benefit obligation at beginning of year	$217,388	$236,507
Service cost (excluding expenses)	3,997	4,905
Interest cost	11,105	11,967
Actuarial gain	(6,645)	(14,616)
Benefit payments	(10,926)	(21,375)
Benefit obligation at end of year	$214,919	$217,388

Change in plan assets
Fair value of plan assets at beginning of year	$293,121	$288,949
Actual return on plan assets	42,019	26,901
Benefit payments and expenses	(12,079)	(22,729)
Fair value of plan assets at end of year	$323,061	$293,121

Funded status	$108,142	$75,733

The Plan’s funded status increased by $32.4 million during fiscal year 2026 reflecting the actual fair value of plan assets and the projected benefit obligation as of March 31, 2026. This funded status increase was primarily driven by a $2.5 million reduction to the projected benefit obligation, as described in more detail below, and a $29.9 million increase in the fair value of plan assets. The Plan's accumulated benefit obligation was $203.0 million as of March 31, 2026 and $203.8 million as of March 31, 2025.

During fiscal year 2026, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates, partially offset by the annual update in plan census data resulting in demographic losses and the reflection of an assumed salary increase rate for fiscal year 2027 in excess of the long-term rate. During fiscal year 2025, the actuarial gain in the Plan’s projected benefit obligation was driven by an increase in discount rates and changes in demographic assumptions to better reflect future plan experience, partially offset by the reflection of an assumed salary increase rate for fiscal year 2026 in excess of the long-term rate. Plan assets increased from $293.1 million as of March 31, 2025 to $323.1 million as of March 31, 2026 primarily due to favorable return on plan assets which outpaced payments of benefits.

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table provides the components of the Plan’s accumulated other comprehensive income (loss), pre-tax (in thousands):

	Fiscal Year:
	2026	2025	2024
Amounts Recognized in Accumulated Other Comprehensive Pre-Tax Income (Loss)
Prior service cost	$-	$(1)	$(9)
Net gain (loss)	16,696	(11,574)	(34,883)
Accumulated other comprehensive pre-tax income (loss)	$16,696	$(11,575)	$(34,892)

The following table provides the components of net periodic benefit (income) cost for the Plan for fiscal years 2026, 2025, and 2024 (in thousands):

	Fiscal Year:
	2026	2025	2024
Service cost including administrative expenses	$4,682	$5,805	$6,405
Interest cost	11,105	11,967	11,388
Expected return on plan assets	(19,926)	(18,504)	(17,725)
Amortization of net loss	-	750	220
Amortization of prior service cost	1	8	66
Net periodic benefit (income) cost	$(4,138)	$26	$354

The Company utilizes a full yield curve approach in the estimation of net periodic benefit (income) cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to their underlying projected cash flows.

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The following table provides the components of other changes in plan assets and benefit obligation for fiscal years 2026, 2025, and 2024 (in thousands):

	Fiscal Year:
	2026	2025	2024
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Income
Net actuarial (gain) loss	$(28,270)	$(22,559)	$6,792
Amortization of:
Prior service cost	(1)	(8)	(65)
Actuarial loss	-	(750)	(220)
Total recognized in other comprehensive income	$(28,271)	$(23,317)	$6,507

The assumptions used to measure the Company’s benefit obligation and pension expense are shown in the following tables:

		Fiscal Year:
	2026	2025	2024
Weighted Average Assumptions for Balance Sheet Liability at End of Year:
Discount rate - projected benefit obligation	5.93%	5.63%	5.31%
Rate of compensation increase	3.00%	3.00%	3.00%
Mortality table	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021	Pri-2012 Blue Collar Generational Table Improvement Scale MP-2021

Notes to Consolidated Financial Statements

Seneca Foods Corporation

	Fiscal Year:
	2026	2025	2024
Weighted Average Assumptions for Benefit Cost at Beginning of Year:
Discount rate - benefit obligations	5.63%	5.31%	5.04%
Discount rate - interest cost	5.24%	5.19%	4.90%
Discount rate - service cost	5.83%	5.40%	5.16%
Expected return on plan assets	6.95%	6.55%	6.15%
Rate of compensation increase	3.00%	3.00%	3.00%

Plan Assets

Investment Policy and Strategy — The Company maintains an investment policy that utilizes a liability-driven investments approach to reduce the ongoing volatility of the Plan’s funded status. The Company’s target allocation consists of 38% allocated to a diversified mix of return-seeking investments including equities and alternative investments and 62% allocated to liability-hedging fixed income investments.

The Company’s plan assets consist of the following:

	Target Allocation for:	Percentage of Plan Assets as of:
	Fiscal Year 2027	March 31, 2026	March 31, 2025
Equity securities	31%	31%	24%
Debt securities	63%	64%	72%
Real assets	3%	2%	2%
Cash	1%	1%	1%
Other	2%	2%	1%
Total	100%	100%	100%

The following tables set forth the Company’s plan assets at fair value, by level within the fair value hierarchy (as defined in Note 1), as of March 31, 2026 and 2025 (in thousands):

	As of March 31, 2026
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$70,860	$-	$70,860	$-	$70,860
Held in common/collective trusts:
Equity securities	-	-	-	28,859	28,859
Real assets	-	-	-	7,505	7,505
Debt securities	-	-	-	207,304	207,304
Cash/short-term investments (2)	-	-	-	3,457	3,457
Other investments	-	-	-	5,076	5,076
Fair value of plan assets	$70,860	$-	$70,860	$252,201	$323,061

Notes to Consolidated Financial Statements

Seneca Foods Corporation

	As of March 31, 2025
	Level 1	Level 2 and Level 3	Subtotal	Measured at NAV (1)	Total
Equity securities	$42,767	$-	$42,767	$-	$42,767
Held in common/collective trusts:
Equity securities	-	-	-	26,903	26,903
Real assets	-	-	-	4,451	4,451
Debt securities	-	-	-	212,162	212,162
Cash/short-term investments (2)	-	-	-	3,485	3,485
Other investments	-	-	-	3,353	3,353
Fair value of plan assets	$42,767	$-	$42,767	$250,354	$293,121

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

Expected Return on Plan Assets

For fiscal year 2026, the expected long-term rate of return on Plan assets was 6.95%. For fiscal year 2027, the Company will increase the expected long-term rate of return on Plan assets to 7.30%. The Company expected 6.95% and 7.30% to fall within the 35 to 65 percentile range of returns on investment portfolios with asset diversification similar to that of the Plan's target asset allocation for fiscal years 2026 and 2027, respectively.

Cash Flows

There are no expected employee or employer contributions for the fiscal year ending March 31, 2027.

Estimated future benefit payments reflecting expected future service for the fiscal years ending March 31 (in thousands):

2027	$12,449
2028	13,061
2029	13,723
2030	14,219
2031	14,623
2032-2036	78,056

401(k) Plan

The Company also has an employees’ savings 401(k) plan covering all employees who meet certain age-entry requirements. Participants may make contributions up to the legal limit. The Company contributes additional amounts in the form of an annual fixed company match. The match is based on whether an individual is an eligible participant in the Company’s defined benefit pension plan. The Company made 401(k) matching contributions of $3.2 million, $2.8 million, and $2.5 million in fiscal years 2026, 2025, and 2024, respectively. In each of the aforementioned fiscal years, the matching contribution was comprised entirely of the Company’s treasury stock. The stock portion of the matching contribution is valued at current market value while the treasury stock is valued at cost.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Unfunded Deferred Compensation Plan

The Company sponsors an unfunded nonqualified deferred compensation plan to permit certain eligible employees to defer receipt of a portion of their compensation to a future date. As of March 31, 2026 and 2025, the Company has recorded a liability of $4.2 million and $3.4 million, respectively, in connection with the unfunded deferred compensation plan.

11. Stockholders’ Equity

Preferred Stock — The Company has authorized three classes of preferred stock: Class A Preferred Stock, 6% Voting Cumulative Preferred Stock, and Preferred Stock Without Par Value.

Class A Preferred Stock — There are 8,200,000 shares of Class A Preferred Stock which have been authorized with a par value of $0.025. The Class A Preferred Stock is designated in series by the Board of Directors, and as of March 31, 2026, there are three designated series.

●

10% Voting Cumulative Convertible Preferred Stock - Series A — There are 1,000,000 shares of 10% Series A Preferred Stock that have been designated by the Board of Directors, with 407,240 shares outstanding as of March 31, 2026. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 20 shares of Series A Preferred Stock. During fiscal years 2026 and 2025, the Company paid dividends of $10,181, equating to $0.025 per share, on the Series A Preferred Stock.

●

10% Voting Cumulative Convertible Preferred Stock - Series B — There are 400,000 shares of 10% Series B Preferred Stock that have been designated by the Board of Directors, with 400,000 shares outstanding as of March 31, 2026. The shares have a par value of $0.025 and a stated value of $0.25 and are convertible into one share of Class A Common Stock and one share of Class B Common Stock for every 30 shares of Series B Preferred Stock. During fiscal years 2026 and 2025, the Company paid dividends of $10,000, equating to $0.025 per share, on the Series B Preferred Stock.

●

Participating Convertible Preferred Stock, Series 1998 — The shares of Participating Convertible Preferred Stock, Series 1998 are convertible at the holders’ option on a one-for-one basis into shares of Class A Common Stock, subject to antidilution adjustments. This series of preferred stock has the right to receive dividends and distributions at a rate equal to the amount of any dividends and distributions declared or made on the Class A Common Stock. No dividends were declared or paid on this preferred stock in fiscal year 2026 or 2025. In addition, this series of preferred stock has a liquidation preference equal to the stated value of $12.00 per share or, if greater, the total distribution which a holder would have received if all outstanding shares of this series were converted into shares of Class A Common Stock immediately prior to the date for calculating the total liquidation distribution. There were 6,602 shares of Participating Convertible Preferred Stock, Series 1998 designated and outstanding as of March 31, 2026 and 1,289 shares converted during the fiscal year. Shares of this series may not be reissued by the Company once they have been converted or acquired by the Company, rather they became authorized but unissued shares of Class A Preferred and may be issued as part of another series of Class A Preferred Stock.

As of March 31, 2026, the Company has an aggregate of 6,793,398 shares of non-designated Class A Preferred Stock authorized for issuance.

6% Voting Cumulative Preferred Stock — There are 200,000 shares of 6% Preferred Stock that are authorized and outstanding as of March 31, 2026. This class of preferred stock is callable at their par value of $0.25 at any time at the option of the Company. The Company paid dividends of $3,000, equating to $0.015 per share, on the 6% Preferred Stock during each of fiscal years 2026 and 2025.

Preferred Stock Without Par Value — There are 30,000 shares of Preferred Stock Without Par Value which have been authorized. This class of preferred stock is to be issued in series by the Board of Directors, none of which are designated or outstanding as of March 31, 2026.

Common Stock — The Class A Common Stock and Class B Common Stock have substantially identical rights with respect to any dividends or distributions of cash or property declared on shares of common stock, and rank equally as to the right to receive proceeds on liquidation or dissolution of the Company after payment of the Company’s indebtedness and liquidation right to the holders of preferred shares. However, holders of Class B Common Stock retain a full vote per share, whereas the holders of Class A Common Stock have voting rights of 1/20th of one vote per share on all matters as to which shareholders of the Company are entitled to vote. During fiscal year 2026, there were 32 shares of Class B Common Stock issued in lieu of cash compensation under the Company's Profit Sharing Bonus Plan and 2,187 shares of Class A Common Stock issued under the Company's Equity Incentive Plan.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

Unissued shares of common stock reserved for conversion privileges of designated non-participating preferred stock were 67,390 of both Class A and Class B as of March 31, 2026 and 2025. Additionally, there were 6,602 and 7,891 shares of Class A reserved for conversion of the Participating Preferred Stock as of March 31, 2026 and 2025, respectively.

Treasury Stock — During fiscal year 2026 the Company repurchased $16.1 million, or 150,739 shares of its Class A Common Stock and none of its Class B Common Stock. The majority of the shares were repurchased under the Company's stock repurchase program and a small portion of the shares were repurchased for purposes of funding the cash needs for transfers and payments in connection with the employer stock investment fund under the 401(k) plan. As of March 31, 2026, there is a total of $226.1 million, or 5,433,080 shares, of repurchased stock. These shares are not considered outstanding and the Company accounts for treasury stock under the cost method. The Company contributed 22,960 treasury shares with a historical cost of $0.7 million for the 401(k) match in fiscal year 2026 as described in Note 10, Retirement Plans.

12. Fair Value of Financial Instruments

Cash and cash equivalents, restricted cash, accounts receivable, refundable income taxes, accounts payable, income taxes payable, and accrued expenses are reflected in the Consolidated Balance Sheets at carrying value, which approximates fair value due to the short-term maturity of these instruments.

Utilizing the fair value hierarchy, the Company determines fair value of money market funds using Level 1 inputs of quoted prices in active markets. Fair value of commercial paper is determined by using Level 2 inputs of quoted prices for similar assets in active markets.

The carrying value and estimated fair values of the Company's long-term debt and finance obligation are summarized as follows (in thousands):

	As of:
	March 31, 2026	March 31, 2025
Carrying value	$271,477	$369,878
Estimated fair value	$271,406	$364,276

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

The following table summarizes segment earnings (loss) before income taxes and significant segment expenses (in thousands):

		Fruit and		Subtotal	LIFO
	Vegetable	Snack	Other	(FIFO basis)	Impact	Total
Fiscal Year 2026:
Net sales (1)	$1,517,815	$108,476	$33,384	$1,659,675	$-	$1,659,675
Cost of products sold	1,337,578	89,201	23,980	1,450,759	(22,298)	1,428,461
Selling and advertising expense (2)	34,447	2,525	371	37,343	-	37,343
General and administrative expense	29,604	3,351	12,799	45,754	-	45,754
Other segment items (3)	(989)	20	(18,153)	(19,122)	-	(19,122)
Interest expense, net of interest income	16,220	1,522	402	18,144	-	18,144
Earnings before income taxes	$100,955	$11,857	$13,985	$126,797	$22,298	$149,095
Income taxes						34,421
Net earnings						$114,674

Additional segment disclosures:
Depreciation and amortization (4)	$36,032	$3,277	$4,688	$43,997	$-	$43,997
Capital expenditures (5)	$40,918	$3,918	$2,019	$46,855	$-	$46,855
Total assets	$1,473,285	$108,369	$3,062	$1,584,716	$(336,958)	$1,247,758

Fiscal Year 2025:
Net sales (1)	$1,439,029	$107,373	$32,485	$1,578,887	$-	$1,578,887
Cost of products sold	1,282,833	87,492	23,887	1,394,212	34,474	1,428,686
Selling and advertising expense (2)	30,842	2,680	428	33,950	-	33,950
General and administrative expense	27,440	3,243	10,826	41,509	-	41,509
Other segment items (3)	(3,214)	-	(9,772)	(12,986)	-	(12,986)
Interest expense, net of interest income	30,370	2,251	624	33,245	-	33,245
Earnings (loss) before income taxes	$70,758	$11,707	$6,492	$88,957	$(34,474)	$54,483
Income taxes						13,259
Net earnings						$41,224

Additional segment disclosures:
Depreciation and amortization (4)	$40,770	$3,388	$618	$44,776	$-	$44,776
Capital expenditures (5)	$60,431	$1,117	$-	$61,548	$-	$61,548
Total assets	$1,433,773	$104,666	$2,246	$1,540,685	$(359,256)	$1,181,429

Fiscal Year 2024:
Net sales (1)	$1,325,618	$100,835	$32,150	$1,458,603	$-	$1,458,603
Cost of products sold	1,137,351	88,993	21,699	1,248,043	22,342	1,270,385
Selling and advertising expense (2)	30,843	3,011	369	34,223	-	34,223
General and administrative expense	30,331	3,011	13,644	46,986	-	46,986
Other segment items (3)	2,634	209	(12,853)	(10,010)	-	(10,010)
Interest expense, net of interest income	31,607	2,347	66	34,020	-	34,020
Earnings (loss) before income taxes	$92,852	$3,264	$9,225	$105,341	$(22,342)	$82,999
Income taxes						19,681
Net earnings						$63,318

Additional segment disclosures:
Depreciation and amortization (4)	$39,364	$3,480	$634	$43,478	$-	$43,478
Capital expenditures (5)	$42,089	$1,536	$-	$43,625	$-	$43,625
Total assets	$1,604,449	$100,627	$3,703	$1,708,779	$(324,782)	$1,383,997

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following footnotes should be read in connection with the segment disclosure table shown on the previous page:

(1)

Information received by the CODM as part of net sales includes trade promotion costs representing amounts paid to customers for shelf space, to obtain favorable display positions, and to offer temporary price reductions for the sale of the Company's products to consumers.

(2)

Information received by the CODM as part of selling and advertising expenses includes direct selling expenses such as brokerage costs, sales force employee compensation, and costs incurred to execute sales to customers.

(3)

Other segment items include other operating (income) expense, net and other non-operating income, each of which are not considered to be significant segment expenses. These amounts are combined into one line for purposes of reconciling to the reported measure of earnings (loss) before income taxes.

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

The following table sets forth United States and international net sales (in thousands, except percentages):

	Fiscal Year:
	2026	2025	2024
Net sales:
United States	$1,583,797	$1,492,266	$1,374,774
International	75,878	86,621	83,829
Total net sales	$1,659,675	$1,578,887	$1,458,603

As a percentage of net sales:
United States	95.4%	94.5%	94.3%
International	4.6%	5.5%	5.7%
Total	100.0%	100.0%	100.0%

For fiscal year 2026, two customers (Customer A and Customer B) accounted for approximately 17% and 11% of net sales, respectively. For fiscal years 2025 and 2024, one customer (Customer A) accounted for approximately 16% and 14% of net sales, respectively. As of March 31, 2026 and March 31, 2025, Customer A accounted for approximately 25% and 24% of trade receivables, respectively. No other customers accounted for more than 10% of the Company’s net sales or trade receivables for the respective periods. The Company does not have any long-lived assets located outside of the United Sates.

14. Legal Proceedings, Other Contingencies, and Commitments

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

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The Company has posted a surety bond and a surety-backed letter of credit which serve as collateral for its workers’ compensation policy. The primary purpose of these instruments is to indemnify the beneficiary should the Company be unable to fulfill its obligations for claims asserted under the workers’ compensation policy. Both the surety bond and the surety-backed letter of credit are automatically renewed annually, unless the issuer gives cancellation notice in advance. As of March 31, 2026, the amount of the surety bond and the surety-backed letter of credit was $4.3 million and $13.8 million, respectively. The Company is not aware of any outstanding claims made against either of these instruments.

15. Related Party Transactions

During fiscal year 2026, approximately 2% of vegetables supplied to the Company were grown by a Director of Seneca Foods Corporation. The Company’s grower purchases from the Director were $2.8 million, $2.8 million, and $3.0 million in fiscal years 2026, 2025 and 2024, respectively, pursuant to a raw vegetable grower contract. The Chairman of the Audit Committee reviewed the relationship and determined that the contract was negotiated at arm's length and on no more favorable terms than to other growers in the marketplace.

The Company incurred expenses for charitable contributions to the Seneca Foods Foundation (the “Foundation”) in the amount of $0.5 million and $1.0 million in fiscal years 2025 and 2024, respectively. There were no charitable contributions made by the Company to the Foundation in fiscal year 2026. The Foundation is a nonprofit entity that supports charitable activities by making grants to unrelated organizations or institutions and is managed by current employees of the Company. The three current trustees of the Foundation are either current members of the Company's Board of Directors or an immediate family member of a Company Director.

The Company maintains a liability for retirement arrangements to a beneficiary that has a family relationship with one of the Company’s current Directors. As of March 31, 2026 and 2025, the liability for these benefits totaled $0.8 million and $1.0 million, respectively. Payments are made monthly over the beneficiary’s lifetime.

16. Acquisition

On March 2, 2026 (the “acquisition date”), the Company executed an Asset Purchase Agreement and associated Intellectual Property Assignment Agreement with B&G Foods, Inc. (the “Seller”) to purchase the Seller’s Green Giant® U.S. frozen business (the “acquisition”). The Company acquired Green Giant® U.S. frozen inventory; fixed assets located at a frozen vegetable manufacturing facility in Yuma, Arizona; and the Green Giant® trade name and associated intellectual property. The Company assumed the existing leases for both the Yuma, Arizona facility and a warehouse facility in San Luis, Arizona. In addition, employees working at the Yuma, Arizona facility became employees of the Company as of the acquisition date.

The preliminary purchase price was approximately $61.5 million, of which $63.2 million was paid to the Seller on the acquisition date using available cash on hand. The remaining $1.7 million represents contingent consideration due to the Company from the Seller as of March 31, 2026, and has been recorded as a receivable on the Company’s Consolidated Balance Sheet. The Company expects to finalize the purchase price during the first half of fiscal year 2027.

Additionally, a portion of the purchase price was used to settle a pre-existing net liability of $1.4 million. The amount was comprised of a $4.0 million net liability representing deferred revenue and deferred costs for which the associated performance obligation had not yet been performed by the Company for the Seller prior to the acquisition date. Offsetting that amount was $2.6 million of costs incurred by the Company in its role as co-packer of Green Giant® U.S. frozen inventory prior to the acquisition date and owed by the Seller.

The acquisition was accounted for in accordance with ASC 805, Business Combinations. The estimated fair value of the assets acquired and liabilities assumed exceeded the purchase price which resulted in a bargain purchase gain of $6.7 million, net of tax. The gain is recognized as part of other non-operating income on the Company’s Consolidated Statement of Net Earnings for fiscal year 2026. The Company incurred a nominal amount of transaction costs which are recorded within selling, general and administrative expense.

Notes to Consolidated Financial Statements

Seneca Foods Corporation

The following table summarizes the Company’s allocation of the purchase price as of the acquisition date (in thousands):

Inventories	$66,047
Property, plant and equipment	1,499
Trade name	1,900
ROU assets operating, net of unfavorable lease	9,254
Operating lease obligations	(9,684)
Accrued vacation	(41)
Deferred tax liabilities	(2,208)
Settlement of pre-existing net liability	1,368
Assets acquired and liabilities assumed	68,135
Preliminary purchase price	61,468
Bargain purchase gain	$6,667

The Company entered into a Transition Services Agreement ("TSA") with the Seller which covers various service categories and is designed to ensure and facilitate an orderly transfer of business operations. The TSA was effective as of the acquisition date and covers an initial term of 180 days. The Company may terminate an individual service category by providing prior written notice of 30 days to the Seller. The Company incurred $0.5 million of TSA fees in fiscal year 2026 which are recorded as part of other operating income, net on the Consolidated Statement of Net Earnings.

Green Giant U.S. frozen results are reported as part of the Company’s vegetable reportable segment. Net sales attributed to Green Giant U.S. frozen were approximately $23.4 million and the net operating loss before income taxes was approximately $3.3 million for the period from the acquisition date through March 31, 2026. The following unaudited pro forma information represents the Company’s consolidated financial results as if the acquisition had occurred on April 1, 2024. This pro forma information has been prepared for illustrative purposes only and may not be indicative of the actual results that would have been achieved for the periods presented or that may be achieved in the future.

	Fiscal Year:
(in thousands)	2026	2025
Pro forma net sales	$1,865,074	$1,823,457
Pro forma net earnings	$104,778	$31,762

This unaudited pro forma information has been calculated after applying the Company’s accounting policies and adjusting the results to reflect the corresponding estimated LIFO impact of the acquired inventory, an estimated amount for selling, general and administrative expenses, and to exclude the bargain purchase gain associated with the acquisition.

17. Subsequent Event

In May 2026, the Company utilized a portion of its available cash on hand to make a voluntary pre-payment of $50.0 million to reduce the outstanding principal balance of its Term Loan A-2. No pre-payment penalty was incurred.

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Seneca Foods Corporation and subsidiaries (the “Company”) as of March 31, 2026 and 2025, the related consolidated statements of net earnings, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended March 31, 2026, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Report of Independent Registered Public Accounting Firm

Inventories — Refer to Notes 1 and 4 to the financial statements

Critical Audit Matter Description

Substantially all inventories are stated at the lower of cost or market with cost determined using the last in, first out (“LIFO”) method.  An actual valuation of inventory under the LIFO method is made at the end of each fiscal year based on inventory levels and costs at that time to adjust the inventory balance from First in, first out (“FIFO”) cost to LIFO cost. The excess of inventory valuation calculated using FIFO cost over LIFO cost amounted to $337.0 million.  Management performs a manual and complex calculation utilizing a significant volume of data regarding inventory quantities and costs to estimate the amount of excess FIFO cost over LIFO cost.

We identified valuation of inventories at LIFO cost as a critical audit matter because of the significant volume of data utilized in the manual and complex calculation of the excess of FIFO cost over LIFO cost, specifically due to the changes in current costs and quantities of materials. Auditing management’s calculation was complex when performing audit procedures and evaluating the audit evidence obtained, due to the sensitivity of the calculation to quantity and price fluctuations.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of excess FIFO over LIFO inventories included the following, among others:

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

Deloitte & Touche LLP

Rochester, NY

June 11, 2026

We have served as the Company's auditor since 2023.

Schedule II

VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Seneca Foods Corporation

	Balance at	Charged	Charged to	Deductions		Balance
	beginning	(credited)	other	(additions)		at end
	of period	to income	accounts	to reserve		of period
Year-ended March 31, 2024:
Allowance for doubtful accounts	$34	$289	$-	$270	(a)	$53
Income tax valuation allowance	$5,007	$(123)	$-	$-		$4,884

Year-ended March 31, 2025:
Allowance for doubtful accounts	$53	$(128)	$-	$(146)	(a)	$71
Income tax valuation allowance	$4,884	$(1,165)	$-	$-		$3,719

Year-ended March 31, 2026:
Allowance for doubtful accounts	$71	$(18)	$-	$-		$53
Income tax valuation allowance	$3,719	$(1,391)	$-	$-		$2,328

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

Effective March 2, 2026, the Company acquired the Green Giant U.S. Frozen business (“GGF”). Management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026, the internal controls of GGF, which represent 7.1% of our total assets and 1.4% of our consolidated revenues included in the consolidated financial statements of the Company as of and for the fiscal year ended March 31, 2026. This exclusion is permitted under the rules of the SEC.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on our assessment, management believes that, as of March 31, 2026, our internal control over financial reporting is effective based on those criteria.

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

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Seneca Foods Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Seneca Foods Corporation and subsidiaries (the “Company”) as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated June 11, 2026, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at the Green Giant U.S. Frozen business (“GGF”), which was acquired on March 2, 2026, and whose financial statements constitute 7.1% of total assets and 1.4% of consolidated revenues of the consolidated financial statement amounts of the Company as of and for the fiscal year ended March 31, 2026. Accordingly, our audit did not include the internal control over financial reporting at GGF.

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

Deloitte & Touche LLP

Rochester, NY

June 11, 2026

Shareholder Information

Seneca Foods Corporation

The Company’s common stock is traded on The NASDAQ Global Select Market. The 5.2 million Class A outstanding shares and 1.6 million Class B outstanding shares are owned by 89 and 99 shareholders of record, as of March 31, 2026, respectively.

As of March 31, 2026, the most restrictive credit agreement limitation on the Company’s payment of dividends, to holders of Class A or Class B Common Stock is an annual total limitation of $50,000, reduced by aggregate annual dividend payments totaling $23,181 that the Company presently pays on two outstanding classes of preferred stock. Payment of dividends to common stockholders is made at the discretion of the Company’s Board of Directors and depends, among other factors, on earnings, capital requirements, and the operating and financial condition of the Company. The Company has not declared or paid a common dividend in many years.

Stock Performance Graph

The graph below compares the cumulative total shareholder return on the Company’s Class A Common Stock (SENEA) for the last five fiscal years ended March 31 with (1) the cumulative return on the S&P SmallCap 600 Index and (2) the cumulative return on the S&P 500 Packaged Foods & Meats Index for this same time period. The graph assumes the investment of $100 on March 31, 2021 and reinvestment of all dividends. The common stock price performance shown on the graph only reflects the change in the Company’s SENEA price relative to the noted indices and is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL

RETURN*
Among Seneca Foods Corporation, the S&P SmallCap 600 Index and

the S&P 500 Packaged Foods & Meats Index

	For the Fiscal Year Ended March 31,
	2021	2022	2023	2024	2025	2026
Seneca Foods Corporation	$100.00	$109.45	$111.00	$120.83	$189.08	$320.92
S&P SmallCap 600	$100.00	$101.23	$92.30	$107.01	$103.39	$124.58
S&P 500 Packaged Foods and Meats Index	$100.00	$110.25	$121.15	$112.76	$108.97	$93.21

Corporate Information

Seneca Foods Corporation

Directors
Kraig H. Kayser, Chairman	John P. Gaylord	Donald J. Stuart
Former President and Chief Executive Officer	President	Managing Partner/Founder
Seneca Foods Corporation	Jacintoport Terminal Company	Cadent Consulting Group

Kathryn J. Boor, Ph.D.	Linda K. Nelson	Bruce E. Ware
Dean of the Graduate School and Vice Provost	Former Chief Financial Officer	Chairman and Chief Executive Officer
for Graduate Education at Cornell University	Birds Eye Foods	One America Bancorp Inc.

Peter R. Call	Paul L. Palmby	Keith A. Woodward
President	President and Chief Executive Officer	Former Chief Financial Officer
My-T Acres, Inc.	Seneca Foods Corporation	Tennant Company

Executive Officers
Paul L. Palmby, President	Timothy R. Nelson, Senior Vice President
Chief Executive Officer	Chief Operating Officer

Dean E. Erstad, Senior Vice President	Michael S. Wolcott, Senior Vice President
Sales and Marketing	Chief Financial Officer and Treasurer

Officers
Aaron M. Girard, Senior Vice President	Gregory R. Ide, Vice President	Jesse J. Patton, General Counsel
Logistics	Corporate Controller and Assistant Secretary	Secretary

Matt J. Henschler, Senior Vice President	Timothy J. Nolan, Senior Vice President	Julie A. Roloson, Senior Vice President
Technical Services, Contract Manufacturing	Chief Information Officer	Human Resources, Chief Administrative Officer
and Procurement

Operations
Thomas Aitchison, Vice President	Eric E. Martin, Vice President	Benjamin M. Scherwitz, Vice President
Information Technology	Eastern Vegetable Operations	Technical Services

Jon A. Brekken, Vice President	Janelle Murphy, Vice President	Aimee Jo Schilling, Vice President
Western Vegetable Operations	Procurement	Human Resources

Paul Hendrickson, Vice President	Andrea Ondesko, Vice President	Joshua Studier, Vice President
Process Excellence	Customer Service	Accounting

Harry Henschler, Vice President	James Quinlan, Vice President	Jesse Vargas, General Manager
Safety	Can Manufacturing	Seneca Snack

Michael Kyereme, Vice President	Robert J. Riley, Vice President
Technical Services	Frozen Operations

Richard Leppert, General Manager	Mary Sagona, Vice President
Seneca Flight	Accounting

Sales and Marketing Groups
Carl B. Bowling, Vice President	Jesse Hayes, Vice President	Victoria A. Ninneman, Vice President
Branded Sales	Frozen Sales	Industrial and Ingredient Sales

Matt Brown, Vice President	George E. Hopkins, III, Vice President	Courtney Schulis, Vice President
Foodservice Dry Grocery and Chain Accounts	Private Label Retail	Glace Sales

David A. Carter, Vice President	Kevin F. Lipps, Vice President	Aaron L. Wadell, Vice President
Marketing and National Accounts	International Sales	E-Business